Exhibit 99.14

OFFERING CIRCULAR	CONFIDENTIAL NOT FOR GENERAL CIRCULATION IN THE UNITED STATES

Banca CARIGE S.p.A.

Cassa di Risparmio di Genova e Imperia

(incorporated in the Republic of Italy as a joint stock company)

Offering of 55,797,699,840 New Ordinary Shares

Offer Price of Euro 0.01 per New Ordinary Share

This Offering Circular relates to the offering by Banca CARIGE S.p.A.—Cassa di Risparmio di Genova e Imperia (hereinafter “Banca Carige” or the “Company” or “we”) of up to 55,797,699,840 new ordinary shares, with no par value (the “New Shares”). The Company is seeking to raise up to Euro 560 million by means of a capital increase (the “Capital Increase”) consisting of (i) a rights offering of up to 49,797,699,840 new ordinary shares pursuant to transferable pre-emptive subscription rights (the “Rights”) granted to existing holders of its ordinary shares and savings shares (the “Shareholders”) under Italian law (the “Rights Offering”) and (ii) a capital increase reserved to Eligible LME Investors (as defined below) of up to 6,000,000,000 new ordinary shares (the “Reserved LME Tranche”). The Capital Increase is a key component of a multi-part transaction which consists of certain capital strengthening measures, including a liability management exercise (the “LME”) and the Capital Increase. As such, the LME is conditional upon a Capital Increase of at least Euro 500 million.

In connection with the Rights Offering, any Rights not exercised by Shareholders or their transferees during the Subscription Period (as defined herein) will be offered by Banca Carige on the Mercato Telematico Azionario (the “MTA”), the Italian automated screen-based trading system managed by Borsa Italiana S.p.A. (“Borsa Italiana”, the Italian Stock Exchange), for a period of at least five trading days (the “Rights Auction”). Any New Shares offered pursuant to the Rights Offering not subscribed for following the Second Exercise Date (as defined below), up to a maximum of 36,950,448,480 New Shares, and up to an additional 202,300,160 New Shares offered pursuant to the Reserved Tranche and not subscribed by Eligible LME Investors (the “Remaining Underwritten New Shares”), will be subscribed for by the Guarantors (as defined below) and third party investors providing underwriting commitments, on the closing date (the “Closing Date”). Each Shareholder will receive 1 Right for every ordinary or savings share of the Company registered in its securities account on the Record Date (as defined below). Recipients or purchasers of Rights will be entitled to subscribe at a price of Euro 0.01 per New Share (the “Offer Price”) for 60 New Shares for every 1 Right registered in their securities account on the Record Date (as defined below), such ratio is referred to as the “Subscription Ratio”. Fractions of New Shares will not be issued and any fractions arising through the exercise of Rights will be rounded down to the nearest whole New Share.

Shareholders who do not wish to exercise, or who are prohibited from exercising, the Rights credited to their accounts may sell such Rights from November 22, 2017 to November 30, 2017 on the MTA. Shareholders or purchasers of Rights who wish to subscribe for New Shares must exercise their Rights during the period (the “Subscription Period”) from November 22, 2017 to 1:30 p.m. CET on December 6, 2017 on the MTA. Any Rights that remain unexercised after 1:30 p.m. CET on December 6, 2017 (the “First Exercise Date”) will be forfeited by the holders thereof without compensation and will be offered by the Company to investors pursuant to the Rights Auction. The Rights Auction (if any) is expected to take place after the First Exercise Date. Purchasers of Rights in the Rights Auction who wish to subscribe for New Shares must exercise their Rights by the close of business on a date that is on or around the first business day after the end of the Rights Auction, if any, unless an early closing of the Rights Auction will occur (the “Second Exercise Date”). The dates of the Rights Auction and the Second Exercise Date will be announced by the Company in a press release published on our website and by way of notice published in at least one Italian newspaper.

In the context of the LME, holders of Euro 160,000,000 8.338 per cent. Perpetual Subordinated Fixed/Floating Rate Notes (ISIN: XS0400411681), Euro 100,000,000 Tier 2 Subordinated Fixed/Floating Rate Notes due June 19, 2018 (ISIN: XS0372143296) and Euro 50,000,000 Tier 2 Subordinated 5.70 per cent. Notes due September, 17 2020 (ISIN: XS0542283097) (the “Eligible LME Investors”), all of which were validly tendered or solicited for exchange for 5 per cent. Senior Notes with a maturity of five years from their issue date in the LME (the “New Notes”), may participate in the Reserved LME Tranche by acquiring up to 6,000,000,000 New Shares at the Offer Price subject to certain conditions (see “The Transaction—Reserved LME Tranche”).

Neither the Rights nor the New Shares have been, or will be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state in the United States. In the United States, the Rights and the New Shares will be offered for sale only to qualified institutional buyers (“QIBs”) as defined in Rule 144A (“Rule 144A”) under the Securities Act in reliance on Section 4(a)(2) of the Securities Act or, only with respect to the New Shares, under Rule 144A or another exemption from the registration requirements of the Securities Act. Outside the United States, such securities may be offered or sold to certain qualified investors in offshore transactions in reliance on Regulation S under the Securities Act (“Regulation S”). For a description of restrictions on transfer and resales, see “Transfer Restrictions” and “Plan of Distribution—Selling Restrictions”.

The New Shares will be fully fungible and rank pari passu in all respects with each other and with all other existing ordinary and savings shares of the Company. The New Shares will represent approximately 2% of the Company’s outstanding share capital after giving effect to the issuance of all of the New Shares.

An investment in the Rights and/or the New Shares involves risks. Prospective investors should read the entire document and, in particular, see “Risk Factors” beginning on page 25 to read about factors when considering an investment in the Company and before exercising or purchasing the Rights or subscribing for the New Shares.

The Company’s ordinary shares are traded on the MTA under the symbol CRG. On November 21, 2017, the last practicable day prior to the date of this Offering Circular, the official price per ordinary share of the Company on the MTA was Euro 0.138. The record date for the purpose of determining entitlement to Rights is 5:35 p.m. CET on November 21, 2017 (the “Record Date”).

The ordinary shares and savings shares will trade cum-Rights on the MTA up to and including November 21, 2017 and will commence trading ex-Rights on the MTA at the start of business on November 22, 2017. Subject to compliance with relevant securities laws, the Rights will be freely transferable until November 30, 2017. The Rights are expected to trade on the MTA under the symbol CRGAAZ. Subject to any delays beyond the control of the Company and subject to an investor’s election to settle the New Shares by way of Rolling Settlement (as defined below), in which case the New Shares subscribed for will be delivered on the same business day on which they have been subscribed starting from the third business day of the Subscription Period, the New Shares subscribed for on or before the First Exercise Date and the Second Exercise Date will be delivered to the accounts of authorized financial intermediaries of Monte Titoli S.p.A. (“Monte Titoli”), the Italian centralized securities clearing system, at the end of the accounting day, respectively (i) on the last day of the Subscription Period and (ii) on the Second Exercise Date, and in each case will become available from the following settlement day. In connection with the Reserved LME Tranche, we expect that the New Shares will be delivered on the latest of (i) the First Exercise Date, (ii) the Second Exercise Date or (iii) the Closing Date, as applicable (such date, the “Settlement Date”).

All time references in this paragraph and throughout this Offering Circular are to CET unless indicated otherwise.

Joint Global Coordinators

Credit Suisse	Deutsche Bank

Co-Global Coordinator

Barclays

The date of this Offering Circular is November 22, 2017

NOTICE TO PROSPECTIVE INVESTORS

The Company is furnishing this Offering Circular solely for the purpose of enabling a Shareholder or other prospective investor to consider an investment in the New Shares. The information contained in this Offering Circular has been provided by the Company and other sources identified herein.

The Company accepts responsibility for the completeness and accuracy of the information contained in this Offering Circular. To the best knowledge and belief of the Company, who has taken all reasonable care to ensure that such is the case, the information contained in this Offering Circular is accurate and complete in all material respects and no material facts, the omission of which would make misleading any statements of fact or opinion herein, have been omitted. The Company has not authorized any person to give any information or to make any representations other than those contained in this Offering Circular, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company.

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Rights and the New Shares or an offer to sell or the solicitation of an offer to buy where such offer or solicitation is unlawful. The distribution of this Offering Circular and the offering and sale of the Rights and the New Shares in certain jurisdictions may be restricted by law. This Offering Circular is addressed only to persons who may lawfully participate in the Capital Increase. Persons who acquire possession of this Offering Circular or who wish to exercise any Rights or subscribe for any New Shares must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any jurisdiction. Shareholders resident in all countries outside the Republic of Italy, in particular those resident in the United States, Australia, Canada and Japan, may not exercise Rights or subscribe for New Shares other than to the limited extent permitted by the securities laws and regulations of the relevant countries. See “Plan of Distribution—Selling Restrictions”. Shareholders who do not wish to exercise, or who are prohibited from exercising, the Rights credited to their accounts may sell such Rights on the MTA from November 22, 2017 to November 29, 2017. Neither the delivery of this Offering Circular nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the Company’s affairs or the affairs of its Group since the date hereof or that the information contained herein is correct as of any time subsequent to its date. The Company has not authorized anyone to provide investors with any different, supplemental or other information.

No representation or warranty, express or implied, is made by Credit Suisse Securities (Europe) Limited (“Credit Suisse”), Deutsche Bank AG, London Branch (“Deutsche Bank” and together with Credit Suisse the “Joint Global Coordinators”), Barclays Bank PLC (the “Co-Global Coordinator”), and together with the Joint Global Coordinators, the “Guarantors”), as to the accuracy, completeness or verification of the information set forth in this Offering Circular, and nothing contained in this Offering Circular is or shall be relied upon as being a promise or representation in this respect, whether as to the past or the future. The Guarantors assume no responsibility for its accuracy, completeness or verification and accordingly disclaim, to the fullest extent permitted by applicable law, any and all liability whether arising in tort, contract or otherwise which they might otherwise be found to have in respect of this document or any such statement. Any reproduction or distribution of this Offering Circular, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than for considering an investment in the New Shares is prohibited. Prospective investors should not consider any information contained in this Offering Circular to be investment, legal, business or tax advice. None of the Company or the Guarantors, or any of their respective representatives, is making any representation to any offeree or purchaser of the New Shares regarding the legality of an investment in the New Shares by such offeree or purchaser under the laws applicable to such offeree or purchaser. Each prospective investor should consult its own counsel, business adviser, accountant, tax adviser and other advisers for legal, financial, business, tax and related advice regarding an investment in the Rights or the New Shares. Each offeree of the Rights or the New Shares, by accepting delivery of this Offering Circular, agrees to the foregoing.

The Guarantors are acting exclusively for the Company and no one else in connection with the Capital Increase. The Guarantors will not regard any other person (whether or not a recipient of this document) as their respective clients in relation to the Capital Increase and will not be responsible to anyone other than the Company for providing the protections afforded to their respective clients nor for giving advice in relation to the Capital Increase or any transaction or arrangement referred to herein.

The prospective investors also acknowledge that: (i) they have not relied on the Guarantors or any person affiliated with the Guarantors in connection with any investigation of the accuracy of any information contained in this Offering Circular or their investment decision; and (ii) they have relied only on the information contained

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in this document, and (iii) no person has been authorized to give any information or to make any representation concerning the Company or its subsidiaries or the New Shares (other than as contained in this document) and, if given or made, any such other information or representation should not be relied upon as having been authorized by the Company or the Guarantors.

In connection with the Capital Increase, each of the Guarantors and any of their respective affiliates, acting as an investor for its own account, may take up New Shares and in that capacity may retain, purchase or sell for its own account such securities and any New Shares or related investments and may offer or sell such Shares or other investments otherwise than in connection with the Capital Increase. Accordingly, references in the Offering Circular to New Shares being offered or placed should be read as including any offering or placement of New Shares to any of the Guarantors or any of their respective affiliates acting in such capacity. In addition, certain of the Guarantors or their affiliates may enter into financing arrangements (including swaps) with investors in connection with which such Guarantors (or their affiliates) may from time to time acquire, hold or dispose of New Shares. None of the Guarantors intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

The Rights and the New Shares are subject to certain restrictions on resale and transfer as set forth under “Transfer Restrictions”.

By purchasing the Rights or the New Shares, prospective investors will be deemed to have made the acknowledgments, representations, warranties and agreements set out under “Transfer Restrictions”. The Rights and the New Shares are subject to restrictions on transferability and resale and may not be transferred or resold in the United States except as permitted under applicable U.S. federal and state securities laws pursuant to a registration statement or an exemption from registration. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time.

IN MAKING AN INVESTMENT DECISION, PROSPECTIVE INVESTORS MUST RELY ONLY ON THE INFORMATION CONTAINED IN THIS OFFERING CIRCULAR, AS WELL AS ON THEIR OWN EXAMINATION, ANALYSIS AND ENQUIRY OF BANCA CARIGE AND ITS GROUP AND THE TERMS OF THE CAPITAL INCREASE AND THE RIGHTS AUCTION, INCLUDING THE MERITS AND RISKS INVOLVED. NEITHER THE RIGHTS NOR THE NEW SHARES HAVE BEEN RECOMMENDED BY ANY U.S. FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, SUCH AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

An Italian prospectus has been authorized by the Commissione Nazionale per le Società e la Borsa, the Italian securities market regulator (“CONSOB”) and will be used in connection with the Capital Increase pursuant to applicable Italian law; the Italian prospectus is comprised of (i) a registration document, the publication of which was authorized by CONSOB on November 21, 2017; (ii) an Italian securities note, the publication of which was authorized by CONSOB on November 21, 2017; and (iii) an Italian summary note, the publication of which was authorized by CONSOB on November 21, 2017 (documents under (i), (ii), and (iii) above are together herein referred to as the “Italian Prospectus”).

Notice to U.S. Investors

The New Shares have not been, and will not be, registered under the Securities Act, or under any securities laws of any state or other jurisdiction of the United States and they may not be offered, sold, exercised, resold, transferred or delivered, directly or indirectly, into or within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with state securities laws. There will be no public offer of New Shares in the United States. Please refer to the section of this Offering Circular entitled “Transfer Restrictions”.

THE NEW SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAS ANY OF THE FOREGOING PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING SHARE CAPITAL INCREASE OR THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE IN THE UNITED STATES.

Reserved LME Tranche investors should note that this exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Company may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Notice to Prospective Investors in the European Economic Area

This Offering Circular has been prepared on the basis that all offers of Rights or New Shares in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), other than the offer contemplated in the Italian Prospectus prepared in connection with the Italian Public Offering (the “Permitted Public Offer”) once the Italian Prospectus has been approved by the competent authority in Italy and published in accordance with the Prospectus Directive, will be made pursuant to an exemption under the Prospectus Directive, as implemented in member states of the European Economic Area (“Member States” and the “EEA”, respectively), from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make any offer in that Relevant Member State of Rights or New Shares which are the subject of the offering contemplated in this Offering Circular, other than the Permitted Public Offer, may only do so in circumstances in which no obligation arises for us, or the Guarantors to publish a prospectus for such offer pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer. Neither we nor the Guarantors have authorized, nor do we or they authorize the making of any offer (other than the Permitted Public Offer) of Rights or New Shares in circumstances in which an obligation arises for us or any of the Guarantors to publish or supplement a prospectus for such offer.

In relation to each Relevant Member State, no offer has been made and no offer will be made other than the Permitted Public Offer, except an offer of Rights or New Shares to the public in that Relevant Member State to any legal entity which is a qualified investor as defined in the Prospectus Directive or under any other exemption available under the Prospectus Directive, provided that no such offer of Rights or New Shares shall require us or any of the Guarantors to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than, in the case of item (a) below, persons receiving offers under the Permitted Public Offer) who receives any communication in respect of, or who acquires any Rights or New Shares under, the offers to the public contemplated in this Offering Circular will be deemed to have represented, warranted and agreed to and with us and each Joint Global Coordinator and the Co-Global Coordinator, that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of any Rights or New Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the Rights or New Shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Guarantors has been given to the offer or resale; or (ii) where Rights or New Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Rights or New Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this Notice to Prospective Investors in the EEA, the expression “offer to the public” in relation to any Rights and/or New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any Rights or New Shares to be offered so as to enable an investor to decide to purchase any Rights or New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State.

Notice to Prospective Investors in the United Kingdom

This Offering Circular and any other document issued in connection with the offering of the Offer Shares is confidential, and has not been (and will not be) approved by a person authorized under the Financial Services and Markets Act 2000 (“FSMA”). In the United Kingdom, this Offering Circular is being distributed to, and is directed only at persons who; (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); (ii) are high-net-worth entities and other persons falling within Article 49(2)(a) to (d) of the Order; or (iii) are persons to whom it may lawfully be communicated in accordance with the Order (all such persons being together referred to as “Relevant Persons”). In the United Kingdom, this Offering Circular is directed only at Relevant Persons and must not be acted on or relied upon by persons who are not Relevant Persons. Any investment or investment activity to which this Offering Circular relates is available only to Relevant Persons in the United Kingdom and will be engaged in only with Relevant Persons. All applicable provisions of the FSMA must be complied with in respect of anything done in relation to the Offer Shares in, from or otherwise involving the United Kingdom. The Offer Shares are not being offered to the public in the United Kingdom within the meaning of the FSMA. The Offer Shares may only be lawfully offered or sold to persons in the United Kingdom in compliance with all applicable provisions of the FSMA and the Order.

Notice to Prospective Investors in the Republic of Italy

This Offering Circular has not been submitted to the clearance of CONSOB and will not be subject to formal review or clearance by CONSOB. The New Shares and the Rights are being offered in the Republic of Italy pursuant to the Italian Prospectus. Copies of this Offering Circular may not be circulated or distributed in the Republic of Italy, except:

(a)	to “qualified investors” as defined in Article 100 of the Consolidated Financial Act as implemented by Article 34-ter, paragraph 1, letter (b) of the Issuers’ Regulation, provided that such qualified investors will act on their own account and not as depositaries or nominees for other shareholders or third parties, but in any event excluding (i) small and medium enterprises and natural persons indicated in the Issuers’ Regulation which have not been included in the Issuers’ register of qualified investors, (ii) management companies and financial intermediaries authorized to manage individual portfolios on behalf of third parties and (iii) fiduciary companies managing portfolio investments regulated by Article 60, paragraph 4, of Legislative Decree No. 415 of July 23,1996; or

(b)	in other circumstances which are exempted from the rules on public offers pursuant to Article 100 of the Consolidated Financial Act and its implementing CONSOB regulations, including the Issuers’ Regulation.

Any offer of New Shares or Rights or any distribution of this Offering Circular within Italy must be, in any event, conducted:

(i)	either by a bank, an investment firm (as defined in the Consolidated Financial Act and in the Intermediaries’ Regulation) or a financial company enrolled in the register provided for by Article 106 of the Consolidated Banking Act to the extent such entities are authorized to conduct such activities in Italy in accordance with the relevant provisions of the Consolidated Financial Act, the Intermediaries’ Regulation, the Issuers’ Regulation and the Consolidated Banking Act and any other applicable laws and regulations; and

(ii)	in accordance with any Italian securities, tax, exchange control and any other applicable laws, including any requirements or limitations which may be imposed by CONSOB, the Bank of Italy or by any other Italian authority from time to time.

Information for Prospective Investors in Canada

This Offering Circular constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the securities described herein (the “New Shares”) No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the New Shares and any representation to the contrary is an offence.

Resale Restrictions

The offer and sale of the New Shares in Canada is being made on a private placement basis only and is exempt from the requirement that the issuer prepares and files a prospectus under applicable Canadian securities laws. Any resale of the New Shares acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the New Shares outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the New Shares will be deemed to have represented to the Company and the Guarantors or any affiliate of the Guarantors acting on behalf of the Gurantors, and to each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions (“NI 45-106”) or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this Offering Circular does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the New Shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the New Shares or with respect to the eligibility of the New Shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide Canadian investors with remedies for rescission or damages if an “offering memorandum” such as this Offering Circular contains a misrepresentation, provided that the remedies for rescission or damages are exercised by you within the time limit prescribed by the securities legislation of your province or territory. You should refer to any applicable provisions of the securities legislation of your province or territory for the particulars of these rights or consult with a legal advisor.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the New Shares described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

SERVICE OF PROCESS AND ENFORCEMENT OF JUDGMENT

The Company is a joint stock company (società per azioni or S.p.A.) incorporated under the laws of Italy. All or a majority of the directors, officers and other executives of the Company are not residents or citizens of the United States. Furthermore, a substantial part of the assets of the Company are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Company or the persons mentioned above or to enforce judgments of U.S. courts predicated upon the civil liability provisions of U.S. federal or state securities laws against them. It may be possible for investors to effect service of process within Italy upon those persons or the Company or its subsidiaries, provided that the requirements of The Hague Convention on the Service Abroad of Judicial and Extrajudicial Documents in Civil or Commercial Matters of November 15, 1965 are complied with.

The Company has been advised by its Italian counsel that final, enforceable and conclusive judgments rendered by U.S. courts, even if obtained by default, may not require retrial and will be enforceable in the Republic of Italy, provided that, pursuant to Article 64 of Italian Law No. 218 of May 31, 1995 (Riforma del sistema Italiano di diritto internazionale privato), the following conditions are met: (i) the U.S. court which rendered the final judgment had jurisdiction according to Italian law principles of jurisdiction; (ii) the relevant summons and complaint was appropriately served on the defendants in accordance with U.S. law and during the proceedings the essential rights of the defendants have not been violated; (iii) the parties to the proceedings appeared before the court in accordance with U.S. law or, in the event of default by the defendants, the U.S. court declared such default in accordance with U.S. law; (iv) the judgment is final and not subject to any further appeal

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in accordance with U.S. law; (v) there is no conflicting final judgment previously rendered by an Italian court; (vi) there is no action pending in the Republic of Italy among the same parties and arising from the same facts and circumstances which commenced prior to the action in the United States; and (vii) the provisions of such judgment would not violate Italian public policy.

In addition, the Company has been advised by its Italian counsel that, if an original action is brought before an Italian court, the Italian court may refuse to apply U.S. law provisions or to grant some of the remedies sought (for example, punitive damages) if their application violates Italian public policy.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements, including (without limitation) statements containing the words “anticipates”, “believes”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “will”, “would”, “continues” and the negatives thereof, variations thereon or similar terminology. These statements are based on our current expectations and projections about future events and involve substantial uncertainties. All statements, other than statements of historical facts contained herein regarding our business strategy, goals, plans and objectives of management for future operations, budgets, future financial position and results of operations, projected revenues and costs or prospects are forward-looking statements. Forward-looking statements are subject to inherent risks and uncertainties, some of which cannot be predicted or quantified. Future events or actual results could differ materially from those set forth in, contemplated by or underlying forward-looking statements. We do not undertake any obligation to publicly update or revise any forward-looking statements.

We may not actually achieve or realize the projections or expectations disclosed in our forward-looking statements and prospective investors should not place undue reliance on them. There can be no assurance that actual results of our activities and operations will not differ materially from the projections or expectations set forth in such forward-looking statements. Factors that could cause actual results to differ from such projections or expectations include, but are not limited to, those described under “Risk Factors”, including the following:

•	A deterioration in asset quality and/or any significant increase of non performing loans due to borrowers’ reduced ability to meet their repayment obligations could adversely affect our Group’s financial condition;

•	If we are unable to achieve the Capital Increase, we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD, which may result in Shareholders’ investments being canceled or substantially reduced;

•	Our Group may be unable to fully or successfully implement its Business Plan which was approved in September 2017;

•	Our Group may be required to undertake further capital enhancements to meet the applicable regulatory capital adequacy requirements, which have evolved and may continue to evolve from time to time;

•	The disposal of the NPL portfolio may not realize the value currently anticipated, and there is no assurance that such disposal will take place;

•	The asset disposals provided for in the Business Plan is likely to affect our future profitability;

•	Our future profitability is uncertain;

•	Our Group may be unable to obtain required liquidity and/or long term-financing;

•	Our internal liquidity risk management systems may not promptly or sufficiently identify weaknesses in liquidity;

•	The periodical assessments by the ECB may result in a further deterioration of our Group’s asset quality and adversely affect our Group’s financial position and condition;

•	Our Group is subject to a number of operational risks;

•	Our Group’s risk management policies could leave our Group exposed to unidentified or unanticipated risks;

•	The contract which we have entered into for the transfer of the equity interest we held in the Insurance Companies and the related distribution agreement contain a number of obligations we must fulfill;

•	Our Group is exposed to market risk;

•	Our Group is exposed to interest rate risk;

•	Information technology risk is inherent in the services we provide;

•	We are subject to a challenge by CONSOB in respect of our consolidated financial statements as of and for the year ended December 31, 2013;

•	We are subject to risks related to legal proceedings and actions of supervisory authorities which could have a material adverse effect on our business, financial condition and results of operations;

•	Our Group is party to pending tax proceedings;

•	The development and interpretation of tax legislation may expose us to future costs and/or proceedings;

•	Our Group may face Bank of Italy’s sanctions proceedings on money-laundering;

•	We are involved in certain criminal proceedings;

•	We are exposed to failures in our corporate criminal liability organizational model;

•	Unfavorable media coverage may affect our reputation;

•	The Offering Circular contains restated and reclassified financial statements, and it may be difficult for an investor to compare between the various financial periods for which data is presented herein;

•	This Offering Circular contains pro forma financial information which includes retrospective adjustments to historical figures and may not be indicative of the Group’s future results

•	This Offering Circular contains alternative performance measures, which should not be relied upon or viewed as indicative for future performance of the Group

•	The reports on our Historical Financial Statements contain Emphasis of Matter Paragraphs

•	Our Group’s exposure to Italian sovereign debt has adversely affected, and may continue to adversely affect, our Group’s business, financial condition and results of operations;

•	Our Group is exposed to the Italian real estate market, which may deteriorate;

•	Deferred tax assets may decrease due to reductions of our Group’s estimated future taxable profit, and/or restrictions pursuant to tax laws;

•	Our Group is currently prohibited from distributing dividends and may not able to distribute dividends in the future;

•	Changes in our ownership structure and/or existing laws may affect our governance;

•	We act as originator and purchaser of structured products, in relation to which we may have to record write-downs;

•	Our Group business is mainly concentrated in the Liguria region of Italy, which exposes us to any localized deterioration of the region’s economy;

•	Certain finance contracts which we have entered into may be terminated early, in which case we may have to repay early the amounts provided pursuant to such contracts, together with accrued interest and other amounts due;

•	We are exposed to counterparty credit risk in derivatives transactions;

•	We engage in related-party transactions with associates and entities controlled by our management;

•	The BRRD, and in particular its bail-in provisions, could significantly impact our Shareholders, by shifting our losses to them and causing them to lose the value of their investment;

•	Certain information in this Offering Circular about our industry, market share, relative competitive position and market data is based on assumptions and estimates and we cannot assure you that it is accurate or correctly reflect our market position;

•	The collection, storage and processing of personal data by us exposes us to Italian and EU data storage and U.S. legislation;

•	There is no credit spread measure available which could help an investor assessing the investment risk;

•	We operate in a highly competitive environment, which could reduce our operating margin;

•	Changes in existing law and regulations may adversely affect our business;

•	We and our Group’s business, financial condition and results of operations and prospects have been affected and will continue to be affected by macroeconomic and market conditions;

•	The introduction of the new accounting principle IFRS 9 “Financial Instruments” may have adverse consequences if we fail to fully comply with such new principles;

•	Risks associated with ordinary and extraordinary contribution obligations towards the funds established within the regulatory framework for failing credit institutions;

•	Our stake in the Atlante Fund may be written down or its value may decrease in certain circumstances;

•	The Guarantors’ and Equita’s obligation to subscribe for the New Shares is based on a Guarantee Agreement and the Equita Agreements, which the Guarantors and Equita can terminate under certain circumstances; if the Capital Increase is not fully subscribed and the Guarantee Agreement and/or one or both of the Equita Agreements terminated, the Company may be subject to measures under the BRRD and investors may lose part or all of their investment;

•	The market for the Rights and New Shares may be volatile or illiquid and trading prices of the Rights and the New Shares may fluctuate significantly; and

•	Investors in the Rights Offering have the option to elect Rolling Settlement.

The above is not an exhaustive list of the factors that could cause actual results to differ materially from the expectations set forth in such forward-looking statements and should be read together with the other cautionary statements included in this Offering Circular, including those described under “Risk Factors”, beginning on page 25 of this Offering Circular.

The paragraphs “Summary—Strategy”, “Business—Strategy”, as well as the chapter “Carige Group’s 2017-2020 Business Plan” which is set forth in Annex D of this Offering Circular, are composed almost entirely of forward looking statements. Statements in these subsections should not be relied upon in any manner by prospective investors in the Capital Increase. See “Risk Factors—Risks related to the Company and the Group—This Offering Circular contains pro forma financial information which includes retrospective adjustments to historical figures and may not be indicative of the Group’s future results” and “Risk Factors—Risks related to the Company and the Group—Our Group may be unable to fully or successfully implement its business plan”.

x

EXCHANGE RATES

The following table sets forth, for the periods indicated, the high, low, average and period end daily reference exchange rates published by the European Central Bank (“ECB”) expressed in US Dollar (“USD”) per Euro. The rates may differ from the actual rates used in the preparation of the financial statements and other financial information appearing in this Offering Circular. The rates set forth below are provided solely for convenience purposes and were not used by us in the preparation of the Financial Statements. On November 20, 2017, the ECB daily reference exchange rate for the Euro against USD was Euro 1 = USD 1.1781.

	USD per Euro 1.00
	High	Low	Average(1)	Period End
Year
2016	1.1569	1.0364	1.1068	1.0541
2015	1.2141	1.0552	1.1100	1.0926
2014	1.3953	1.2160	1.3291	1.2160
2013	1.3804	1.2772	1.3283	1.3789
2012	1.3463	1.2053	1.2859	1.3197
Month
November 2017 (through November 20)	1.1856	1.1562	1.1727	1.1781
October 2017	1.1856	1.1605	1.1761	1.1612
September 2017	1.2060	1.1741	1.1915	1.1806
August 2017	1.1979	1.1723	1.1818	1.1802
July 2017	1.1842	1.1347	1.1535	1.1842
June 2017	1.1413	1.1147	1.1229	1.1412

(1)	The average of the exchange rates on each business day for the relevant period.

PRESENTATION OF FINANCIAL DATA AND OTHER INFORMATION

Financial Information

The financial information included in this Offering Circular or incorporated by reference herein is derived from the following financial statements, prepared in accordance with IFRS as adopted by the European Union:

•	our interim consolidated financial information as of and for the nine-month period ended September 30, 2017 (the “Consolidated Interim Financial Statements”) which includes: (i) our interim unaudited consolidated figures as of and for the nine-month period ended September 30, 2017 prepared in accordance with the International Financial Reporting Standard as adopted by the European Union applicable to interim financial reporting (IAS 34) reviewed by EY S.p.A. (the “2017 Unaudited Interim Consolidated Financial Information”); (ii) the comparative unaudited restated consolidated figures for the nine-month period ended September 30, 2016 (the “2016 Unaudited Restated Interim Consolidated Financial Information”), and (iii) the comparative audited consolidated balance sheet as of December 31, 2016. We have restated certain comparative data related to the nine-month period ended September 30, 2016 with respect to the data previously presented in our consolidated interim report on operation for the nine-month period ended September 30, 2016 (the “2016 Interim Report on Operations”) in order to reflect: (i) the application of IFRS 5 to take into account the classification as disposal group (discontinued operations) of our subsidiary Creditis to allow comparison with the 2017 Unaudited Interim Consolidated Financial Information on a consistent basis (the “IFRS 5 Restatement”) and (ii) the application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment. Moreover, although IFRS 5 does not require the restatement of comparative balance sheet figures, we reported in this Offering Circular certain comparative balance sheet figures as at December 31, 2016 restated to allow a consistent comparison. We described the nature of the restatements and presented the reconciliation among the historical comparative audited balance sheet as of December 31, 2016 included in the 2016 Consolidated Financial Statements and in the Consolidated Interim Financial Statements (as comparative financial data) and the unaudited balance sheet figures restated presented in this Offering Circular. See “Management’s Discussion and Analysis of Financial Conditions and Results of Operations—Factors affecting the comparability of our financial information—Restatement of our financial information as of and for the year ended December 31, 2016”.

•	our annual consolidated financial statements as of and for the year ended December 31, 2016 (the “2016 Consolidated Financial Statements”) which includes: (i) the consolidated figures as of and for the year ended December 31, 2016, audited by EY S.p.A. (the “2016 Audited Consolidated Financial Information”); (ii) the comparative restated financial information as of and for the year ended December 31, 2015 (the “2015 Unaudited Restated Consolidated Financial Information”); (iii) the restated financial information related to the consolidated balance sheet as of January 1, 2016 (the “Unaudited Restated Consolidated Balance Sheet as of January 1, 2016”);

•	Annex C to this Offering Circular hereto includes: (i) a statement of reconciliation between the 2016 Interim Report on Operations and the 2016 Unaudited Restated Interim Consolidated Financial Information, presented as comparative to the 2017 Unaudited Interim Consolidated Financial Information, restated in compliance with the provisions of IAS 8 and IFRS 5 and (ii) a statement of reconciliation between the audited consolidated balance sheet as of December 31, 2016 and the unaudited restated consolidated balance sheet as of December 31, 2016, restated by us to allow a consistent comparison with the 2017 Unaudited Interim Consolidated Financial Information. We have restated certain comparative data related to 2015 with respect to the data previously presented in our annual consolidated financial statements as of and for the year ended December 31, 2015 (the “2015 Consolidated Financial Statements” which include the consolidated figures as of and for the year ended December 31, 2015, audited by EY S.p.A. (the “2015 Audited Consolidated Financial Information”) in order to reflect the correction of errors in determining the discounting-related component of expected recoveries on loans and of errors in the recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk, in compliance with IAS 8. For further details on the restatement, refer to the 2016 Consolidated Financial Statements (“Explanatory Notes—Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”) included in this Offering Circular and Annex C;

•	Annex A to this Offering Circular includes: (i) a statement of reconciliation between the 2015 Audited Consolidated Financial Statements and the 2015 Unaudited Restated Consolidated Financial Information and (ii) a statement of reconciliation between the consolidated balance sheet as of January 1, 2015, derived from the audited consolidated balance sheet as of December 31, 2014, presented as comparative to the 2015 Audited Consolidated Financial Statements, and the unaudited restated consolidated balance sheet as of January 1, 2015.

•	Upon preparation of the 2015 Consolidation Financial Statements we restated certain comparative data related to 2014 with respect to the data previously presented in our annual consolidated financial statements as of and for the year ended December 31, 2014 (the “2014 Consolidated Financial Statements”) in order to reflect the application of IFRS 5 to take into account that, further to the resolutions adopted by the board of directors on June 30, 2015 and December 3, 2015, Banca Cesare Ponti and Creditis had ceased to be classified as disposal group (discontinued operations) thus confirming them as part of the continuing operations of the Group (the “2014 Unaudited Restated Consolidated Financial Information”). This restatement has resulted in the presentation of the 2014 Unaudited Restated Consolidated Financial Information, which, in accordance with IFRS 5, shows the comparative balance sheet figures without the restatement for the changes made to disposal group held for sale. Subsequently, upon preparation of the 2016 Consolidated Financial Statements, which has been applied to the 2015 Unaudited Restated Consolidated Financial Information, the 2014 Consolidated Financial Statements were not subject to restatements, as such restatements are not required by IFRS 8, except for the unaudited restated consolidated balance sheet as of January 1, 2015, which did not reflect the changes made to disposal group held for sale. Consequently, the consolidated balance sheet as of December 31, 2014 and the consolidated income statement for the year then ended, did not allow a consistent comparison with the 2016 Consolidated Financial Statement and with the 2015 Unaudited Restated Consolidated Financial Statement. This Offering Circular includes certain comparative 2014 unaudited recalculated financial information (the “2014 Unaudited Recalculated Consolidated Financial Information”), to allow a consistent comparison with the 2016 Audited Consolidated Financial Information and the 2015 Unaudited Restated Consolidated Financial Information. The 2014 Unaudited Recalculated Financial Information reflect both (i) the correction of errors in determining the discounting-related component of expected recoveries on loans and of errors in the recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and (ii) the change in the classification of the disposal group (discontinued operations) for Banca Cesare Ponti and Creditis.

•	Annex B hereto includes: (i) a statement of reconciliation between the 2014 Audited Consolidated Financial Statements and the 2014 Unaudited Restated Consolidated Financial Information presented as comparatives to the 2015 Audited Consolidated Financial Statements, restated to reflect the changes described in the section “Restatement of balances of the prior period in compliance with the provisions of IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations)” and (ii) a statement of reconciliation between the 2014 Unaudited Restated Consolidated Financial Information and the 2014 Unaudited Recalculated Financial Information, recalculated by us to allow a consistent comparison in this Offering Circular with 2016 Consolidated Financial Statements and 2015 Unaudited Restated Consolidated Financial Information.

The 2016 Audited Consolidated Financial Statements, the 2015 Unaudited Restated Consolidated Financial Information and 2014 Unaudited Recalculated Consolidated Financial Information are together referred to in this Offering Circular as the “Annual Consolidated Financial Information” and, together with the 2017 Unaudited Interim Consolidated Financial Statements and 2016 Unaudited Restated Interim Consolidated Financial Statements, the “Financial Information”. The 2016 Audited Consolidated Financial Statements, the 2015 Audited Consolidated Financial Statements, the 2014 Audited Consolidated Financial Statements, as they appear in our historical financial statements, are together referred to as “Historical Financial Statements”.

Certain financial information as of and for the nine-month periods ended September 30, 2017, and 2016, and as of and for the years ended December 31, 2016, 2015 and 2014 contained in this Offering Circular and used as the basis for the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained herein is unaudited and different from the Financial Statements in as much as it has in all cases been subject to reclassification by aggregating and/or changing certain line items from the financial statements and, in some instances, by creating new line items or moving amounts to different line items as set forth therein. Because of the restatements made to our Group’s financial information, prospective investors may find it difficult to make comparisons between our different sets of financial information. In particular, because of the restatements affecting our 2015 Audited Consolidated Financial Information, and the presentation of discontinued operations in the 2014 Audited Consolidated Financial Information, prospective investors may find it difficult to make comparisons between our 2016 Audited Consolidated Financial Information and our 2014 Unaudited Restated Consolidated Financial Information. Prospective investors are therefore cautioned against placing undue reliance on such comparisons. See “Risk Factors—Risks related to the Company and the Group—The Offering Circular contains restated financial statements, and it may be difficult for an investor to compare between the various financial periods for which data is presented herein”. The English translation of the 2016 Audited Consolidated Financial Statements and the 2017 Unaudited Interim Consolidated Financial Statements are included in this Offering Circular. The English translation of the 2015 Audited Consolidated Financial Statements, the 2014 Audited Consolidated Financial Statements, as they appear in our Historical Financial Statements, are incorporated by reference in this Offering Circular.

The Historical Financial Statements that are included or incorporated in this Offering Circular have been audited by EY S.p.A, previously Reconta Ernst & Young S.p.A. (“EY”) and English translation of their reports, dated March 6, 2017, March 8, 2016 and March 26, 2015, with respect thereto, are also included or incorporated by reference in this Offering Circular.

Auditor’s Comments

The report on the 2016 Audited Consolidated Financial Statements dated March 6, 2017 contains an Emphasis of Matter paragraph that draws attention to the disclosure provided in the report on operations and the explanatory notes with reference to the approval by the board of directors, on February 28, 2017, of the 2016-2020 Strategic Plan Update. According to our directors, the 2016-2020 Strategic Plan Update includes the assessment made about the adequacy of the Group capital position to absorb the impacts arising from the achievement of the targets required by the ECB on December 9, 2016. Further, the directors inform that, considering the uncertainties arising from the current scenario, based on the assessments made and subject to the realization of the actions described in the 2016-2020 Strategic Plan Update, principally those aimed to reinforce the capital position, they have prepared the consolidated financial statements on a going concern basis.

The report on the 2015 Audited Consolidated Financial Statements dated March 8, 2016 presents an Emphasis of Matter paragraph related to the actions for the strengthening of the Group’s capital, the draft decision issued by the European Central Bank on February 19, 2016, with the request under Regulation (EU) n. 1024/2013 to prepare a new funding plan to face liquidity needs, a new business plan reflecting the worsening on the current market scenario in comparison with the original assumption and a medium-term plan containing a reassessment of the Group’s strategic options and the going concern assessment.

The report on 2014 Audited Consolidated Financial Statements dated March 26, 2015 presents an Emphasis of Matter paragraph that draws attention to the disclosure provided in the report on operations and in the explanatory notes with reference the actions for the strengthening of the Group’s capital, including the proposal for capital increase via a rights issue for existing Shareholders for a maximum amount of Euro 850 million, aimed at fulfilling the additional own funds requirements formulated by the ECB.

The review report on the 2017 Unaudited Interim Consolidated Financial Information dated November 9, 2017 contains an Emphasis of Matter paragraph that draws attention to the disclosures provided by our directors with reference to (i) the Company’s specific economic, capital and financial situation, which shows, at September 30, 2017, the non-compliance of the Common Equity Tier 1 Ratio (CET1), limited to the additional Capital Guidance component, and of the Total Capital Ratio as required by the European Central Bank in its Supervisory Review and Evaluation Process (“SREP”) and (ii) the approval on September 13, 2017 of the Business Plan which provides, among other things, for a comprehensive effort to strengthen the capital structure of our Bank, including: a) a capital increase up to euro 560 million, approved by the Shareholders meeting held on September 28, 2017, b) the LME, approved by the bond holders meetings, which is subject to the successful outcome of the Capital Increase, and c) the disposals of assets, among which non-core buildings, the consumer credit subsidiary Creditis Servizi Finanziari S.p.A., the acquiring business (“merchant book”) and the platform for managing bad loans. Further, the Emphasis of Matter paragraph of the review report describes the evaluation of the going concern performed by the directors, taking into consideration that the possible failure to execute the Capital Increase and the LME by December 31, 2017 might have significant adverse effects on the overall economic, capital and financial situation of the Company, with potential impacts on our capacity to operate as a going concern. Finally the Emphasis of Matter Paragraph reports the assessment performed by the directors where, subject to the implementation of the actions provided for in the Business Plan, including in particular, the capital strengthening measures, the directors believe that the Company has the ability to comply with the capital requirements set under the SREP in the foreseeable future, and therefore, while considering the uncertainties associated with the current conditions, the directors have prepared the interim consolidated financial statements on a going concern basis.

The “Summary Financial Information” and “Selected Consolidated Financial and other Data” included in this Offering Circular have been derived from the Financial Information. The Historical Financial Statements are contained elsewhere or incorporated by reference in this Offering Circular and should be read in conjunction with the respective notes and the auditors’ report or limited review report, as the case may be, thereon.

In making an investment decision, investors must rely upon their own examination of the Historical Financial Statements and other financial information included or incorporated by reference in this the Offering Circular and should consult their professional advisors for an understanding of: (i) the differences between IFRS and other systems of generally accepted accounting principles and how those differences might affect the financial information included in this Prospectus; and (ii) the impact that future additions to, or amendments of, IFRS principles may have on the Group’s results of operations and/or financial condition, as well as on the comparability of prior periods. See “Risk Factors—The Offering Circular contains restated and reclassified financial statements, and it may be difficult for an investor to compare between the various financial periods for which data is presented herein”.

Unaudited Pro Forma Consolidated Financial Information

This Offering Circular contains the unaudited pro forma consolidated balance sheet as of September 30, 2017 and the unaudited pro forma consolidated income statements for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016, with the illustrative notes (hereinafter referred to as “Unaudited Pro Forma Consolidated Financial Information”), which has been prepared to reflect: (i) the disposal of a property owned in Milan, (ii) the Liability Management Exercise (“LME”) aimed at strengthening the Company’s capital position, and (iii) the share capital increase of Euro 500 million in cash, the positive outcome of which is the condition for the effective regulation of the LME (the “Pro-forma Transactions”).

The Unaudited Pro Forma Consolidated Financial Information presented in this Offering Circular is for information purposes only and is intended to show investors the effects of the Pro-forma Transactions on the results and financial situation of the Group.

In accordance with CONSOB communication No. DEM/1052803 of July 5, 2001, the effects of the Pro-forma Transactions have been shown retroactively in the unaudited pro forma consolidated balance sheet as of September 30, 2017, as though the Pro-forma Transactions had been completed on such date, and in the unaudited pro forma consolidated income statement for the nine-month period ended September 30, 2017 and for the year ended December 31, 2016, as though the Pro-forma Transactions had been completed on January 1, 2017 and January 1, 2016 respectively. However, if the Pro-forma Transactions had actually been executed on such dates, the results that are presented herein would not necessarily have been obtained. Finally, in consideration of the different reasons for the presentation of the Unaudited Pro Forma Consolidated Financial Information, the 2017 Unaudited Interim Consolidated Financial Information and the 2016 Audited Consolidated Financial Statements, no comparisons should be made between them.

The Unaudited Pro Forma Consolidated Financial Information presented in this Offering Circular is based on available information and certain assumptions which we believe to be reasonable. The Unaudited Pro Forma Consolidated Financial Information is presented for illustrative purposes only and does not purport to represent what the actual results of operations would have been if the events for which the pro forma adjustments were made had occurred on the dates assumed, nor does it purport to represent the Group’s results of operations for any future period or its financial condition at any future date. Our future operating results may differ materially from the pro forma amounts set out in this Offering Circular due to various factors, including changes in operating results.

The Unaudited Pro Forma Consolidated Financial Information set forth elsewhere in this Offering Circular has not been prepared in accordance with the requirements of Regulation S-X under the U.S.Securities Exchange Act of 1934, the Prospectus Directive or any generally accepted accounting standard, including U.S. GAAP.

Neither the adjustments nor the resulting pro forma financial information have been audited or reviewed in accordance with International Standards on Auditing (Italy) or any other auditing standards.

In making an investment decision, prospective investors must rely upon their own examination of the Historical Consolidated Financial Statements and other financial information included in this Offering Circular or incorporated by reference herein and should therefore consult their professional advisors to better understand: (i) the differences between IFRS and any other generally accepted accounting principles, and how those differences might affect the financial information included in this Offering Circular or incorporated by reference herein; and (ii) the impact that future additions to, or amendments of, IFRS principles may have on the Group’s results of operations and/or financial condition, as well as on the comparability of the Group’s prior financial periods. See “Risk Factors—The Offering Circular contains restated and reclassified financial statements, and it may be difficult for an investor to compare between the various financial periods for which data is presented herein”.

Roundings

Certain figures included in this Offering Circular have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may slightly vary and figures shown as totals or sub-totals in certain tables, including percentages, may not be an arithmetic aggregation of the figures that precede them.

Websites

This Offering Circular makes reference to a number of websites owned or managed by us or by third parties. For the avoidance of doubt, other than as specifically indicated, no information from any of those websites is incorporated herein.

Incorporation of Certain Information by Reference

This Offering Circular incorporates by reference, and should be read and construed in conjunction with, the following information:

2015 Audited Consolidated Financial Statements

Pages Incorporated

Consolidated Financial Statements	76-84
Consolidated Balance Sheet	77-78
Consolidated Income Statement	79
Consolidated Statement of Comprehensive Income	80
Consolidated Statement of Changes in Equity	81-82
Consolidated Cash Flow Statement Indirect Method	83-84
Notes to the Consolidated Financial Statements	85-90
Independent Auditors Report	370-373

2014 Audited Consolidated Financial Statements

Pages Incorporated

Consolidated Financial Statements	78-86
Consolidated Balance Sheet	79-80
Consolidated Income Statement	81
Consolidated Statement of Comprehensive Income	82
Consolidated Statement of Changes in Equity	83-84
Consolidated Cash Flow Statement Indirect Method	85-86
Notes to the Consolidated Financial Statements	87-92
Independent Auditors Report	392-394

Non-IFRS Financial Measures

Alternative Performance Measures

Our directors have identified some Alternative Performance Measures (“APMs”) consisting of historical financial and operating data used by our directors and management to monitor our economic, financial and operating performance, including certain information set forth in “Selected Statistical Information”.

Pursuant to the ESMA’s guidelines dated October 5, 2015 (entered into force on July 3, 2016), an APM should be understood as a financial measure of historical or future performance, financial position or cash flows, other than a financial measure defined or specified in the specific financial reporting framework. These measures are usually derived from, or based on, the financial statements prepared in accordance with applicable financial reporting rules, most of the time by adding or subtracting amounts from the data contained in the financial statements, but are not themselves prepared in accordance with IFRS or any other generally accepted accounting principles.

While the APM included in this Offering Circular have been construed on the basis of our historical financial information, they have not been prepared in accordance with IFRS and are therefore not audited.

Investors should not place any undue reliance on the APM and financial indicators and should not consider these measures as: (a) an alternative to measures of operating income or net income as determined in accordance with generally accepted accounting principles, or as measures of operating performance; (b) an alternative to cash flows from operating, investing or financing activities, as determined in accordance with generally accepted accounting principles, or as a measure of our ability to meet cash needs; or (c) an alternative to any similar measures of performance, liquidity or cash generation as determined under generally accepted accounting principles.

In addition, since not all companies calculate APMs in the same manner, these are not always comparable to measurements used by other companies. Investors should therefore not place undue reliance on APMs, read them together with our historical information included elsewhere in this Offering Circular and not view them as a substitute for measures defined according to IFRS. Furthermore, APMs should not be viewed as indicative for future performance of the Group.

See “Risk Factors—This Offering Circular contains alternative performance measures, which should not be relied upon or viewed as indicative for future performance of the Group”.

Market and Industry Data

This Offering Circular contains statements of our estimates related to, among other things, the following: (i) size of the sectors and markets in which we operate as a whole and by geographic area; (ii) growth and trend rates in the sectors and markets in which we operate as a whole and by geographic area; and (iii) our relative competitive position in the sectors, markets and geographic areas in which we operate.

Whether or not this is stated where such information is presented, this information and these estimates are based on information publicly available but also on third party studies and surveys as well as our experience, market knowledge, accumulated data and investigation of market conditions. While we believe such information to be reliable and believe any estimates contained in such information to be reasonable, we cannot assure that such information or any of the assumptions underlying such estimates are accurate or correct, and none of the internal surveys or information on which we have relied have been verified by any independent sources. Accordingly, undue reliance should not be placed on such information. In addition, information regarding the sectors and markets in which we operate is normally not available for certain periods and, accordingly, such information may not be current as of the date of this Offering Circular.

See “Risk Factors—Certain information in this Offering Circular about our industry, market share, relative competitive position and market data is based on assumptions and estimates and we cannot assure you that it is accurate or correctly reflect our market position”.

Certain Defined Terms

In this Offering Circular:

(i)	References to the “Company” or “Banca Carige” are to Banca CARIGE S.p.A.—Cassa di Risparmio di Genova e Imperia;

(ii)	References to “we”, “us”, “our”, “Group”, “Banca Carige Group”, or “Carige Group” are to Banca CARIGE S.p.A.—Cassa di Risparmio di Genova e Imperia together with its subsidiary companies, under Article 2359 of the Italian Civil Code and under Article 93 of the Consolidated Financial Act, unless the context requires otherwise;

(iii)	References to “Banca Carige Italia” are to Banca Carige Italia S.p.A.;

(iv)	References to “Banca Cesare Ponti” are to Banca Cesare Ponti S.p.A.;

(v)	References to “Banca del Monte di Lucca” are to Banca del Monte di Lucca S.p.A.;

(vi)	References to “Carige Assicurazioni” are to Carige Assicurazioni S.p.A.;

(vii)	References to “Carige Vita Nuova” are to Carige Vita Nuova S.p.A.

(viii)	References to “Cassa di Risparmio di Carrara” are to Cassa di Risparmio di Savona S.p.A.;

(ix)	References to “Cassa di Risparmio di Savona” are to Cassa di Risparmio di Savona S.p.A.;

(x)	References to “Centro Fiduciario” are to Centro Fiduciario S.p.A.;

(xi)	References to “Creditis” are to Creditis Servizi Finanziari S.p.A.;

(xii)	References to “CET” are to Central European Time;

(xiii)	References to “IAS” are to International Accounting Standards;

(xiv)	References to “IFRS” are to the International Financial Reporting Standards issued by the International Accounting Standards Board, including interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), previously referred to as the Standing Interpretations Committee (“SIC”);

(xv)	References to “Italy” are to the Republic of Italy;

(xvi)	References to “United States” or “U.S.” are to the United States of America;

(xvii)	References to “Euro” or “€” are to the currency of the member states of the European Union participating in the third stage of the European Union’s Economic and Monetary Union;

(xviii)	References to “USD” are to the currency of the United States of America;

(xix)	References to the “Code of Self-Regulation” are to the code of self-regulation drafted by the Corporate Governance Committee for Listed Companies, established by the Italian Stock Exchange, as applicable as of the date hereof;

(xx)	References to the “Consolidated Banking Act” are to Italian Legislative Decree No. 385 of September 1, 1993, as amended and supplemented;

(xxi)	References to the “Consolidated Financial Act” are to Italian Legislative Decree No. 58 of February 24, 1998, as amended and supplemented;

(xxii)	References to the “Italian Code of Private Insurance” are to Italian Legislative Decree No. 209 of September 7, 2005, as amended and supplemented;

(xxiii)	References to the “Regulation on Issuers” or “Issuers’ Regulation” are to CONSOB Regulation No. 11971 of May 14, 1999, as amended and supplemented;

(xxiv)	References to the “Intermediaries’ Regulation” are to CONSOB Regulation No. 16190 of October 29, 2007, as amended and supplemented;

(xxv)	References to “ABI” are to the Italian Banking Association. It is a voluntary non-profit organization with the purpose of representing, defending and promoting the interests of its member banks;

(xxvi)	References to “CONSOB” are to the Commissione Nazionale per le Società e la Borsa, with its registered office in Rome, at Via G.B. Martini, 3;

(xxvii)	References to “European Banking Authority” or “EBA” are to the European authority responsible for issuing supervisory guidelines concerning the European banking market;

(xxviii)	References to “European Central Bank” or “ECB” are to the central bank responsible for the single European currency, the Euro;

(xxix)	References to “IVASS” are to the Istituto per la Vigilanza sulle Assicurazioni, the Italian insurance supervisory authority;

(xxx)	References to “MEF” are to the Italian Ministry of Economy and Finance;

(xxxi)	References to “Supervisory Authority” are to the ECB, the Bank of Italy, CONSOB, IVASS and/or any other national or European Union authority and/or administrative body, singly or as a group;

(xxxii)	References to the “Italian Stock Exchange” are to Borsa Italiana S.p.A., a company incorporated under the laws of Italy, with its registered office in Milan, at Piazza degli Affari, 6;

(xxxiii)	References to “MTA” are to Mercato Telematico Azionario, the Italian screen-based trading system organized and managed by the Italian Stock Exchange;

(xxxiv)	References to “Supervisory Review and Evaluation Process” or “SREP” are to the supervisory review and evaluation process of capital requirements of credit institutions carried out by the ECB pursuant to EU Regulation No. 1024/2013; and

Certain industry-related terms used in this Offering Circular are defined in the section entitled “Glossary of Terms and Definitions” beginning on page G-1.

SUMMARY

This summary highlights selected information about us and the Capital Increase contained elsewhere in this Offering Circular. This summary does not contain all of the information that prospective investors should consider before deciding to exercise or purchase Rights or purchase New Shares. Before investing in the New Shares, prospective investors should read this entire Offering Circular carefully, to understand our businesses and the tax and other considerations which are important to a prospective investor’s decision to invest in the New Shares, including the risks described under “Risk Factors”. This summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information included in this Offering Circular, including the Financial Statements included elsewhere or incorporated by reference herein.

Overview

We are one of the leading banking and credit groups in Italy. We operate predominantly in the banking sector, concentrating mainly on retail customers and SMEs. Our wide range of banking, financial and related activities include deposit taking, lending, securities trading, leasing, factoring, consumer credit activities and distributing asset management products through bank branches. Our Group is also engaged in fiduciary services activities.

Geographically, our banking activities focus on the core regions of Northern Italy, in particular in the north western region of Liguria, in which we have operated for many years and where we have deep roots. As of September 30, 2017, 66.2% of our branches were located in Northern Italy (in particular, Liguria, Piedmont, Lombardy and Veneto). As of June 30, 2017, the Group held a leading position in Liguria, with a market share of 17.95% of total deposits and of 23.21% of total loans (Source: Bank of Italy, Matrice dei Conti, June 30, 2017 (figures based on customers’ residency)).

As of September 30, 2017, the personal financial advisory service dedicated to high net worth customers is staffed by a total of 98 private banking relationship managers and 508 affluent banking relationship managers.

In addition to the personal financial advisory service, our Group provides financial advisory services for businesses through our network of 184 corporate banking advisors, of whom four are advisors for the large corporate segment and 180 for the mid corporate segment (organized into 95 teams) and 323 small business advisors.

For the nine-month periods ended September 30, 2017 and 2016, we generated net interest and other banking income of Euro 270,511 thousand and Euro 444,244 thousand, respectively. For the years ended December 31, 2016, 2015 and 2014 (restated), we generated net interest and other banking income of Euro 615,539 thousand, Euro 682,195 thousand and Euro 766,033 thousand, respectively. As of September 30, 2017, we had total direct deposits of Euro 18,263,368 thousand, compared with Euro 19,612,702 thousand as of December 31, 2016, as of September 30, 2017, we had total indirect deposits of Euro 21,281,350 thousand, compared with Euro 21,487,874 thousand as of December 31, 2016, and as of September 30, 2017 total net loans to customers amounted to Euro 16,674,630 thousand, compared with Euro 18,246,327 thousand as of December 31, 2016.

Our strategic targets for the 2017-2020 period are set out in our business plan, the details of which are summarized below. The business plan has four pillars: strengthening of capital, asset quality, operational efficiency and a commercial relaunch. The essential element of the business plan is the operation to strengthen our Group’s capital which, as early as the end of 2017, has the aim of re-establishing capital ratios above the current ECB targets. At the same time, we have set out a broad strategy to improve the quality of assets with significant action for de-risking and de-leveraging non-performing exposures (NPE). The deleveraging operation is accompanied by a renewed proactive approach to recovering NPLs.

Strategy

Our strategic targets for the 2017-2020 period are set out in our Business Plan, summarized below.

The Business Plan has four pillars: strengthening of capital, asset quality, operational efficiency and a commercial relaunch.

The essential element of the Business Plan is the operation to strengthen our Group’s capital, with the aim of, as early as 2017, re-establishing capital ratios above the current ECB targets. At the same time, we have set out a broad strategy to improve the quality of assets with significant action for de-risking and de-leveraging non-performing exposures (NPE). The deleveraging operation is accompanied by a renewed proactive approach to recovering NPLs.

After strengthening our capital, improving the quality of our assets, and achieving greater operational efficiency, we will be able to focus our attention on a commercial relaunch. This will enable the main aim of our strategic vision to be exploiting the strengths of the Company as a bank with a strong concentration on territories and core clients, above all in the retail sector, small businesses and SMEs.

For further information on the Business Plan, see “Annex D—The Carige Group’s 2017-2020 Business Plan”.

Recent Developments

For the period ended December 31, 2017, we predict a significant loss for our Group.

In the fourth quarter of 2017, we expect that our results will benefit from the disposal of the Milan Property and the merchant book, as well as the conclusion of the LME transaction. The fourth quarter of 2017 will also be affected by the positive impact on staff costs of reducing staffing in the last part of 2017.

The items relating to net interest income, and net commissions, which for the nine-month period ended September 30, 2017 amounted to approximately Euro 360 million, already excluded the contribution of Creditis classified from the non-current assets held for sale, and the forecasts for the three-month period ending December 31, 2017 are predicted to be in line with the trends of the first nine months.

On October 4, 2017, the ECB launched a public consultation on an addendum to the guidelines for banks on NPLs of March 20, 2017. The draft addendum specifies the expectations for minimum prudential provisioning levels by the Supervisory Authority, for all new exposures classified as non-performing as of January 1, 2018. More specifically, the ECB expects banks to fully cover the unsecured portion of new NPLs at the latest after two years and the secured portion after a maximum of seven years. See “Risk Factors—Our Group may be unable to fully or successfully implement its business plan which was approved in September 2017”.

On October 31, 2017, we signed a preliminary sale contract with Antirion SGR S.p.A., and on November 16, 2017, we signed a final sale contract, for the disposal of the Milan Property for a total amount of Euro 107.5 million. See “—Material Agreements—Disposal of the Milan Property”.

On October 31, 2017, we received a letter from the ECB in relation to the 2017 SREP, in which they highlighted several weaknesses and points of attention in relation to our Group. See “—History and Recent Developments—SREP 2017—SREP 2017 Communication from the ECB of October 31, 2017”.

The Company has entered into exclusive negotiation with Credito Fondiario S.p.A., until December 5, 2017, for the sale of the portfolio of Bad Loans for approximately Euro 1.2 billion, and for the servicing platform. No agreement has yet been reached on the definitive terms of such transaction, and the Company’s estimate as set out in the business plan of the sale of the portfolio of Bad Loans for Euro 1.4 billion remains unchanged. See “Business—Material Contracts—Planned sale of an additional bad debt portfolio”.

In August, the process of selling our shareholding in Creditis commenced, and, at the end of a first non-binding phase, on October 10, 2017, six non-binding offers were received from potential investors, primarily financial institutions, including international ones. Such investors were invited to the second phase of the competitive process, which had a deadline for the receipt of binding bids expiring on November 20, 2017. In the coming days, the Company plans to identify the bidder with which to enter into exclusive negotiations. The completion of the operation is scheduled for 2018.

In July 2017, the process of sale of the merchant book business was initiated, which has led to the receipt of a binding offer during October 2017. Negotiation is currently underway as to the terms of the sale and related trade agreements.

In the days leading up to the launch of the Capital Increase, the Company has experienced a heightened strain on its liquidity position resulting from uncertainty surrounding the launch of the Capital Increase.

* * * * *

Our principal office is located at Via Cassa di Risparmio, 15, Genoa, Italy. Our telephone number at such office is +39 010 57 91.

SUMMARY OF THE OFFERING

Ordinary Shares Outstanding as of November 22, 2017	830,155,633 ordinary shares.

Savings Shares Outstanding as of November 22, 2017	25,542 savings shares, convertible into ordinary shares.

For further details on the possible conversion of the outstanding savings shares into ordinary shares, see “Description of Share Capital—Savings Shares”.

New Shares	55,797,699,840 ordinary shares of which (i) 49,797,699,840 New Shares will be offered in the Rights Offering and (ii) 6,000,000,000 New Shares will be offered pursuant to the Reserved LME Tranche.

Ordinary Shares Outstanding after the Capital Increase	56,627,855,473 ordinary shares assuming all of the New Shares are issued. See “Capitalization and Indebtedness”.

Savings Shares Outstanding after the Capital Increase	25,542 savings shares, convertible into ordinary shares.

Offer Price for New Shares	Euro 0.01 per New Share.

Subscription Ratio and Rights	A recipient or purchaser of Rights will be entitled to subscribe at the relevant Offer Price for a number of New Shares equal to 60 New Shares for every 1 ordinary share and/or savings share held by the original recipient on the Record Date. Fractions of New Shares will not be issued and any fractions arising through the exercise of Rights will be rounded down to the nearest whole New Share.

Transfer and Trading of Subscription Rights	Shareholders or their transferees may trade their Rights on the MTA from the start of business on November 22, 2017 until the close of business on November 30, 2017.

Subscription Period	Rights may be exercised on the MTA from November 22, 2017 to December 6, 2017 (inclusive).

Unsubscribed Rights	Any Rights not exercised by Shareholders or their transferees by the First Exercise Date will be forfeited by the holders thereof without compensation and will be offered by the Company to the public in the Rights Auction on the MTA for at least five trading days (unless an early closing of the Rights Auction will occur). See “The Transaction”. The Rights Auction (if any) is expected to begin after the First Exercise Date. Any rights purchased in the Rights Auction must be exercised by the Second Exercise Date. The dates of the Rights Auction and the Second Exercise Date will be announced by the Company in a press release which will be published on our website (www.gruppocarige.it) and by way of a notice published in at least one Italian newspaper.

Exercise of Rights	Each holder of Rights may exercise all or any part of its Rights.

Rights can be exercised on the MTA by delivering a duly executed subscription form in accordance with the rules of Monte Titoli, the Italian centralized securities clearing system. Subscription forms will be available during the Subscription Period from authorized financial intermediaries who are account holders with Monte Titoli.

Investors wishing to exercise Rights during the Subscription Period must deliver subscription forms prior to the First Exercise Date. Investors wishing to exercise Rights purchased during the Rights Auction (if any) must deliver subscription forms prior to the Second Exercise Date.

For further details on how to exercise Rights, see “The Transaction”. Each holder of Rights who wishes to exercise such Rights should consult with the financial institution through which it holds such Rights as to the manner and timing of exercise and the form of exercise documentation, as well as the method of payment of the Offer Price and other related matters required to effect such exercise.

Remaining Underwritten New Shares	Any and all New Shares offered pursuant to the Rights Offering (net of the Shareholders’ Commitments) that have not been subscribed for by the Second Exercise Date at the end of the Rights Auction (if any) up to a maximum of 49,747,644,840 New Shares are referred to as the Remaining Underwritten New Shares.

The Remaining Underwritten New Shares, if any, will be subscribed for by the Guarantors and third parties who have provided underwriting commitments in accordance with, and subject to, the terms and conditions of the Guarantee Agreement the Equita First Allocation Agreement and the Equita Pari Passu Agreement (each as defined in “Plan of Distribution”). See “Plan of Distribution” and “Risk Factors—Risks Related to the New Shares and the Capital Increase—The Guarantors’ and Equita’s obligation to subscribe for the New Shares is based on a Guarantee Agreement and the Equita Agreements, which the Guarantors and Equita can terminate under certain circumstances; if the Capital Increase is not fully subscribed and the Guarantee Agreement and/or one or both of the Equita Agreements terminated, the Company may be subject to measures under the BRRD and investors may lose part or all of their investment”.

Payment for New Shares	Payment of the Offer Price will be made through the authorized financial intermediary with whom each subscriber has its deposit account.

Delivery of New Shares	Upon due exercise of any Rights and payment of the Offer Price, the authorized financial intermediary with whom the subscription was made will register the name of such holder or the name of the nominee of such holder and the amount of the exercised Rights with Monte Titoli.

At the option of each investor, the New Shares will be settled either on a rolling basis (the “Rolling Settlement”) or on an account basis (the “Account Settlement”) whereby the New Shares will settle by way of Account Settlement unless investors indicate otherwise on their subscription form. Investors electing Rolling Settlement subscribing for New Shares must therefore indicate “Rolling Settlement” on the subscription form. The settlement technicalities for both mechanisms are set out below in more detail.

Account Settlement: Subject to any delays beyond the control of the Company, the New Shares subscribed for by the First Exercise Date and/or the Second Exercise Date (if any) will be delivered to the accounts of authorized financial intermediaries registered with Monte Titoli at the end of the accounting day, respectively (i) on the last day of the Subscription Period and (ii) on the Second Exercise Date, and in each case will become available the following settlement day.

Rolling Settlement: Subject to any delays beyond the control of the Company the New Shares subscribed for on or before the First Exercise Date and the Second Exercise Date will be delivered to the accounts of authorized financial intermediaries registered with Monte Titoli at the end of the accounting day on which the Rights were exercised starting from the third business day of the Subscription Period.

Cum-Rights Date	The ordinary shares and the savings shares will trade with Rights (“Cum-Rights”) on the MTA until 5:35 p.m. on November 21, 2017.

Record Date	The Record Date for the purpose of determining entitlement to Rights is 5:30 p.m. CET on November 21, 2017. Starting from November 22, 2017 the Rights will be credited through the book-entry system of Monte Titoli in Italy to the accounts of persons who held ordinary shares and savings shares on the Record Date.

Ex-Rights Date	The ex-Rights date for the ordinary shares and the savings shares is November 22, 2017. The ordinary shares and savings shares will trade on the MTA without Rights on and after that date.

Reserved LME Tranche	In the context of the LME, Eligible LME Investors may participate in the Reserved LME Tranche by acquiring up to 6,000,000,000 New Shares at the Offer Price as follows:

Noteholders who have participated in the LME and, in respect of each series of Existing LME Notes (as defined below), are eligible to receive on the Settlement Date New Notes in a principal amount of at least Euro 100,000 (the “Eligible Noteholders”) may subscribe New Shares in an amount up to the maximum principal amount of New Notes which such Eligible Noteholder is eligible to receive on the Settlement Date. In this case, on the Settlement Date, Eligible Noteholders will receive New Shares in an amount corresponding to the Euro amount of the New Notes, equal to the number of New Shares such Eligible Noteholder has elected to subscribe (the “Purchase Amount”). If the Purchase Amount does not correspond to the total amount of New Notes that such Eligible Noteholder is eligible to receive on the Settlement Date, the Eligible Noteholder will receive for the remaining amount either (i) if the remaining amount is equal to at least Euro 100,000, New Notes corresponding to the remaining amount or (ii) if the remaining amount is less than Euro 100,000, the remaining amount in cash.

Noteholders who have participated in the LME and, in respect of each series of Existing LME Notes (as defined below), are not eligible to receive on the Settlement Date New Notes of at least Euro 100,000 (the “Ineligible Noteholders”) may subscribe New Shares in an amount up to the maximum amount of cash which such Eligible Noteholder is eligible to receive on the Settlement Date. In this case, on the Settlement Date, Ineligible Noteholders will receive such New Shares. If the Euro amount of the New Shares so subscribed does not correspond to the total amount of cash that such Ineligible Noteholder is eligible to receive on the Settlement Date pursuant to the LME, the Ineligible Noteholder will receive the remaining amount in cash.

In the case that the Reserved LME Tranche is oversubscribed, participating investors will receive New Shares pro rata to the maximum amount of New Shares subject of the Reserved LME Tranche.

The New Shares offered pursuant to the Reserved LME Tranche will not be underwritten by the Guarantors.

Reserved LME Tranche Offer Period	The offer period related to the Reserved LME Tranche is from November 22, 2017 to 1:30 p.m. CET on or about December 6, 2017. Any New Shares purchased in the Reserved LME Tranche will be delivered on the Settlement Date.

Restrictions on Ability of Certain Holders of Ordinary Shares, Savings Shares or Other Investors to Participate	The Capital Increase and the Rights Auction are addressed only to persons who may lawfully participate. Persons who acquire possession of this Offering Circular or who wish to exercise any Rights or subscribe for any New Shares must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any jurisdiction. Shareholders resident in all countries outside Italy, in particular those resident in Australia, Canada and Japan, may not exercise Rights or subscribe for New Shares other than to the limited extent permitted by the securities laws and regulations of the relevant countries. See “Plan of Distribution—Selling Restrictions”. Shareholders who do not wish to exercise, or who are prohibited from exercising, the Rights credited to their accounts may sell such Rights on the MTA from November 22, 2017 to November 30, 2017.

Neither the Rights nor the New Shares have been, or will be, registered under the Securities Act or the securities laws of any state in the United States. Such Rights and New Shares may only be offered or sold outside the United States to investors in offshore transactions in reliance on Regulation S or in the United States, to QIBs, in reliance on Section 4(a)(2) under the Securities Act or, only with respect to the New Shares, under Rule 144A or another exemption from the registration requirements of the Securities Act.

Each person who is located in the United States, who wishes to acquire or exercise any Rights or subscribe for the New Shares, will be required as a condition of such exercise and subscription, to complete and return to the Company and to the financial intermediary through which its Rights are held, a representation letter in the form set out in Annex E to this Offering Circular. Each other person who acquires or exercises any Rights and subscribes for New Shares will be deemed to represent and warrant to the Company and the Guarantors that it can lawfully acquire the Rights or the New Shares and, in particular, that it and the person, if any, for whose account or benefit it is acquiring such Rights or New Shares: (i) is acquiring the Rights or the New Shares in an offshore transaction meeting the requirements of Regulation S or in a transaction otherwise exempt from the registration requirements of the Securities Act, and (ii) is aware that the Rights and the New Shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on Regulation S. Further, each investor that acquires or exercises Rights and subscribes for New Shares shall be deemed to acknowledge and agree that the Company, the Guarantors, their respective affiliates and others may rely upon the truth and accuracy of the foregoing representation and warranty.

Each person who purchases or exercises any Right and subscribes for New Shares will be deemed to represent and warrant to us and the Guarantors that it can lawfully acquire the Rights or subscribe for the

New Shares and, in particular, that it and the person, if any, for whose account or benefit it is acquiring such Rights or subscribing for such New Shares (i) is acquiring the Rights or subscribing for the New Shares in an offshore transaction meeting the requirements of Regulation S or in transactions exempt from the registration requirements of the Securities Act and (ii) is aware that neither the Rights nor the New Shares have been or will be registered under the Securities Act and such Rights and New Shares are being distributed and offered outside the United States in reliance on Regulation S.

Lock-up	We have agreed that during the period from the date of the Guarantee Agreement to and including the day that is 180 days from the closing date following the completion of the Rights Auction (which shall be no later than five business days following such completion), the Company will not (i) issue or contract to issue, or directly or indirectly sell, transfer, pledge, lien, charge, grant security or an option over, or enter into any other agreement or arrangement having a similar effect, or in any way, whether directly or indirectly, dispose of the legal title to or beneficial interest in its shares, or publicly disclose the intention to make any such issue, sale, transfer, pledge, lien, charge, grant or offer; (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of its shares, whether any such swap or transaction described under (i) or (ii) above is to be settled by the delivery of ordinary shares, cash or otherwise; or (iii) carry out any capital increases or issue any convertible bonds, exchangeable bonds or other securities which are convertible, exchangeable or exercisable into its shares; except with the prior written consent of the Guarantors, with such consent not to be unreasonably withheld or delayed. The preceding sentence shall not apply to: (i) the Rights Auction, (ii) the Rights Offering, (iii) the Reserved LME Tranche or (iv) any transactions implemented upon the request of an authority or implemented to comply with the applicable requirements under governing law, including regulatory capital requirements and coefficients.

Risk Factors	Investing in the Company’s Rights and/or New Shares involves risks. Prior to making an investment decision, prospective investors should consider carefully the matters discussed under “Risk Factors”.

Selling and transfer restrictions	Any New Shares offered and sold to investors located in the United States will be “restricted securities” (as defined in Rule 144 under the Securities Act) and such New Shares may not be reoffered, resold, pledged or otherwise transferred, except: (i) outside the United States in accordance with Rule 903 or Rule 904 under Regulation S; (ii) to a QIB in a transaction that is exempt from the registration requirements under the Securities Act and that meets the requirements of Rule 144A; (iii) pursuant to an effective registration statement under the Securities Act; (iv) in accordance with Rule 144 under the Securities Act; or (v) in another transaction not requiring registration under the Securities Act and, in each case, in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

Use of Proceeds

We estimate that the net proceeds from the Capital Increase will be approximately Euro 448.3 million, assuming all of the offered New Shares are subscribed for. Total expenses related to the Capital Increase, including fees payable to the Joint Global Coordinators and the Co-Global Coordinator and other costs, are expected to amount to approximately Euro 51.7 million.

We intend to use the net proceeds from the Capital Increase primarily to (i) strengthen our regulatory capital structure (specifically, the Common Equity Tier 1 Ratio), and (ii) strengthen and enhance our capitalization. For additional information see “Use of Proceeds”.

Dividends	The New Shares will rank equally in all respects with existing ordinary shares in the Company; however, the New Shares will entitle their holders to receive only those dividends declared in respect of the Company’s ordinary shares after the date that the New Shares are issued, provided that the New Shares will have a dividend start date (data di godimento) from January 1, 2018. Holders of the New Shares will not be entitled to any dividends in respect of financial years prior to 2017. In accordance with the ECB’s confirmation of December 9, 2016, we cannot distribute dividends until at least the next communication following the periodical SREP. See “Risk Factors—Risks related to the Company and the Group—Our Group may be required to undertake further capital enhancements to meet the applicable regulatory capital adequacy requirements, which have evolved and may continue to evolve from time to time”.

Rights ISIN	The Rights will have the following ISIN code: IT0005312332.

Shares ISIN	The ordinary shares of the Company have, and the New Shares will have, the following ISIN code: IT0005108763.

All time references above are to CET time.

Prospective investors are urged to consult with an authorized financial intermediary, Monte Titoli, or Borsa Italiana for the specific times during which they may exercise Rights or subscribe for New Shares.

For additional information regarding the Capital Increase, see “The Transaction”.

SUMMARY FINANCIAL INFORMATION

The following tables set forth summary consolidated financial information as of and for the nine months period ended September 30, 2017 and 2016 and as of and for the years ended December 31, 2016, 2015 and 2014.

Financial data included in the discussion below has been derived from our 2017 Unaudited Interim Consolidated Financial Statements and our 2016 Audited Consolidated Financial Statements (both including unaudited restated financial information) and from 2014 Unaudited Recalculated Consolidated Financial Information. In particular, (i) the 2016 Unaudited Restated Interim Consolidated Financial Information is derived from the comparative information included in the 2017 Unaudited Interim Consolidated Financial Statements restated in order to reflect: a) the correction of errors in compliance with IAS 8 consistent with our audited consolidated financial statements as of and for the year ended December 31, 2016 and b) the application of IFRS 5, (ii) although IFRS 5 does not require the restatement of comparative balance sheet figures, we reported in this Offering Circular certain comparative balance sheet figures as at December 31, 2016 further restated to allow a consistent comparison (the 2016 Unaudited Restated Consolidated Financial Information) (iii) 2015 Unaudited Restated Consolidated Financial Information is derived from the comparative information included in the 2016 Audited Consolidated Financial Statements, (iv) the 2014 Unaudited Recalculated Consolidated Financial Information is derived from the schedules prepared by the Company for the year ended December 31, 2014 in order to reflect (a) the application of IFRS 5 to take into account that Banca Cesare Ponti and Creditis are no longer classified as discontinued operations and presenting them as continuing operations of the Group and (b) the impact of a correction to the amortized cost attributable to certain securities subject to specific hedging on interest rates (fair value hedging) in accordance with IAS 8 provisions.

Because of the restatements made to our Group’s financial information, prospective investors are therefore cautioned against placing undue reliance on such comparisons. You should read the following “Summary Financial Information” in conjunction with the information contained in “Presentation of Financial and Other Information”, “Capitalization and Indebtedness”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our 2016 Audited Consolidated Financial Statements, our 2015 Audited Consolidated Financial Statements, our Unaudited Interim Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Offering Circular. For additional information see “Risk Factors—Risks related to the Company and the Group—This Offering Circular contains unaudited restated financial information”.

The following tables set forth our summary consolidated financial information for the nine months period ended September 30, 2017 and 2016 (unaudited restated).

	For the nine-month ended September 30,
	2017 Unaudited	2016 Unaudited Restated(1)	Change	%

	(in Euro thousand, except for percentages)
Net interest income	180,891	199,467	(18,576)	-9.3%
Net fee and commission income	181,174	183,246	(2,072)	-1.1%
Net interest and other banking income	270,511	444,244	(173,733)	-39.1%
Net losses on impairment of loans, financial assets available-for-sale, other financial assets	(192,548)	(378,783)	186,235	-49.2%
Net income from banking and insurance activities	77,963	65,461	12,502	19.1%
Operating expenses	(412,558)	(404,043)	(8,515)	2.1%
Loss before tax from continuing operations	(328,795)	(351,890)	23,095	-6.6%
Loss after tax from continuing operations	(233,296)	(246,679)	13,383	-5.4%
Loss attributable to the Parent Company	(210,416)	(223,998)	13,582	-6.1%

(1)	2016 Unaudited Restated Interim Consolidated Financial Information.

The following tables set forth our summary consolidated financial information for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	For the year ended December 31,			2016 / 2015		2015 / 2014
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)	Change	%	Change	%

	(in Euro thousand, except for percentages)
Net Interest Income	299,515	330,824	396,144	(31,309)	-9.5%	(65,320)	-16.5%
Net fee and commission income	241,055	263,845	255,021	(22,790)	-8.6%	8,824	3.5%
Net interest and other banking income	615,539	682,195	766,033	(66,656)	-9.8%	(83,838)	-10.9%
Net losses on impairment of loans, financial assets available-for-sale, other financial activities	(471,136)	(304,300)	(674,383)	(166,836)	54.8%	370,083	-54.9%
Net income from banking and insurance activities	144,403	377,895	91,650	(233,492)	-61.8%	286,245	n.s.
Operating expenses	(561,813)	(621,410)	(631,036)	59,597	-9.6%	9,626	-1.5%
Loss before tax from continuing operations	(430,905)	(293,991)	(550,544)	(136,914)	46.6%	256,553	-46.6%
Loss after tax from continuing operations	(296,068)	(201,357)	(386,366)	(94,711)	47.0%	185,009	-47.9%
Profit (Loss) after tax from discontinued operations	—	71,216	(162,823)	(71,216)	-100.0%	234,039	n.s.
Net Loss for the period	(296,068)	(130,141)	(549,189)	(165,927)	n.s.	(419,048)	-76.3%
Net Loss for the period attributable to the Parent Company	(291,737)	(127,598)	(545,838)	(164,139)	n.s.	418,240	-76.6%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

The following tables set forth our summary of consolidated balance sheets as of September 30, 2017 and December 31, 2016 (unaudited restated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)	Change	%
	(in Euro thousand, except for percentages)
Total assets	25,534,291	26,111,004	(576,713)	-2.2%
Total direct deposits	18,263,368	19,338,180	(1,074,812)	-5.8%
Due to banks	4,201,790	3,468,322	733,468	21.1%
Loans to customers(b)	19,365,362	21,161,797	(1,796,435)	-8.5%
Loans to banks(c)	2,665,565	1,894,508	771,057	40.7%
Securities portfolio(d)	2,351,148	2,326,682	24,466	1.1%
Group Shareholders’ equity	1,908,724	2,109,235	(200,511)	-9.5%

(1)	2016 unaudited figures restated for a consistent presentation.
(b)	Gross of value adjustments (for Euro 2,958,815 thousand as of September 30, 2017 and for Euro 3,440,980 thousand as of December 31, 2016 restated) and net of debt securities classified as L&R (for Euro 268,083 thousand as of September 30, 2017 and for Euro 504 thousand as of December 31, 2016).
(c)	Gross of value adjustments (for Euro 8,157 thousand as of September 30, 2017 and for Euro 7,813 thousand as of December 31, 2016) and net of debt securities classified as L&R (zero as of September 30, 2017 and for Euro 5,319 thousand as of December 31, 2016)
(d)	Balance sheet items 20, 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.

The following tables set forth our summary of consolidated balance sheets as of December 31, 2016 , 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)	Change	%	Change	%
	(in Euro thousand)
Total assets	26,111,004	30,279,806	38,312,758	(4,168,802)	-13.8%	(8,032,952)	-21.0%
Total direct deposits	19,612,700	23,452,726	26,811,321	(3,840,026)	-16.4%	(3,358,595)	-12.5%
Due to banks	3,468,322	2,824,957	1,877,100	643,365	22.8%	947,857	50.5%
Loans to customers(b)	21,713,025	24,513,896	27,119,086	(2,800,871)	-11.4%	(2,605,190)	-9.6%
Loans to Banks(c)	1,961,257	1,224,968	756,945	736,289	60.1%	468,023	61.8%
Securities portfolio(d)	2,326,682	3,815,093	3,097,924	(1,488,411)	-39.0%	717,169	23.1%
Group Shareholders’ Equity	2,109,235	2,405,666	1,741,341	(296,431)	-12.3%	664,325	38.2%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Financial Information.
(b)	Gross of value adjustments (for Euro 3,467 million as of December 31, 2016, for Euro 3,074 million as of December 31, 2015, for Euro 2,819 million as of December 31, 2014) and net of debt securities classified as L&R (for Euro 504 thousand as of December 31, 2016, for Euro 629 thousand as of December 31, 2015, for Euro 3,228 thousand as of December 31, 2014).
(c)	Gross of value adjustments (for Euro 7,813 thousand as of December 31, 2016, for Euro 9,956 thousand as of December 31, 2015, for Euro 10,260 thousand as of December 31, 2014) and net of debt securities classified as L&R (for Euro 5,319 thousand as of December 31, 2016, for Euro 5,477 thousand as of December 31, 2015, for Euro 9,876 thousand as of December 31, 2014).
(d)	Balance sheet items 20, 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.

The following tables set forth our summary of consolidated cash flow statement for the nine months period ended September 30, 2017 and 2016 (unaudited and restated).

	For the nine-month ended September 30,
	2017(1) Unaudited	2016 Unaudited Restated(2)
	(in Euro thousand)
Net cash flow used in operating activities	(594)	(28,866)
Net cash flow used in investing activities	(18,935)	(10,815)
Net cash flow used in funding activities	(6)	—

Net decrease in cash and cash equivalents during the period	(19,535)	(39,681)

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

The following tables set forth our summary of consolidated cash flow statement for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	For the year ended December 31,
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)
	(in Euro thousand)
Net cash flow used in operations	(4,933)	(1,016,963)	(738,119)
Net cash flow from (used in) investments activities	(22,068)	203,751	(38,128)
Net cash flow from funding activities	18	806,082	768,492

Net decrease in cash and cash equivalents during the year	(26,983)	(7,130)	(7,755)

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

The following tables set forth a breakdown of our direct deposits and net interbank as of September 30, 2017 and December 31, 2016 (unaudited restated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)	Change	%

	(in Euro thousand, except for percentages)
Current account and demand deposits	12,171,891	11,841,106	330,785	2.8%
Repurchase agreements	—	351,226	(351,226)	-100.0%
Term deposits	1,551,197	1,344,401	206,796	15.4%
Loans	4,475	5,085	(610)	-12.0%
other payables	159,508	168,390	(8,882)	-5.3%
Due to customers	13,887,071	13,710,208	176,863	1.3%

Bonds	4,000,809	5,215,698	(1,214,889)	-23.3%
other securities	1,247	3,076	(1,829)	-59.5%
Securities issued	4,002,056	5,218,774	(1,216,718)	-23.3%

Bonds	374,241	459,198	(84,957)	-18.5%
Liabilities designated at fair value through profit and loss	374,241	459,198	(84,957)	-18.5%

Direct deposits	18,263,368	19,388,180	(1,124,812)	-5.8%

Due to banks	(4,201,790)	(3,468,322)	(733,468)	21.1%
Loans to banks(*)	2,657,408	1,886,695	770,713	40.8%
Net interbank	(1,544,382)	(1,581,627)	(37,245)	-2.4%

(1)	2016 unaudited figures restated for a consistent presentation.
(*)	Net of debt securities classified as L&R amounting to zero as of September 30, 2017 and to Euro 5,319 thousand as of December 31, 2016.

The following tables set forth a breakdown of our direct deposits and net interbank as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)	Change	%	Change	%
	(in Euro thousand, except for percentages)
Current account and demand deposits	11,841,106	13,250,666	13,204,923	(1,409,560)	-10.6%	45,743	0.3%
Repurchase agreements	351,226	527,683	2,400,028	(176,457)	-33.4%	(1,872,345)	-78.0%
Term deposits	1,344,401	1,578,120	1,878,743	(233,719)	-14.8%	(300,623)	-16.0%
Loans	5,085	5,894	7,699	(809)	-13.7%	(1,805)	-23.4%
other payables	168,390	174,203	205,985	(5,813)	-3.3%	(31,782)	-15.4%
Due to customers	13,710,208	15,536,566	17,697,378	(1,826,358)	-11.8%	(2,160,812)	-12.2%

Bonds	5,440,218	7,330,224	8,116,155	(1,890,006)	-25.8%	(785,931)	-9.7%
other securities	3,076	28,141	33,062	(25,065)	-89.1%	(4,921)	-14.9%
Securities issued	5,443,294	7,358,365	8,149,217	(1,915,071)	-26.0%	(790,852)	-9.7%

Bonds	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%
Liabilities designated at fair value through profit and loss	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%

Direct deposits	19,612,700	23,452,726	26,811,321	(3,840,026)	-16.4%	(3,358,595)	-12.5%

Due to banks	3,468,322	2,824,957	1,877,100	643,365	22.8%	947,857	50.5%
Loans to banks(*)	1,953,444	1,215,012	746,685	738,432	60.8%	468,327	62.7%
Net interbank	(1,514,878)	(1,609,945)	(1,130,415)	95,067	-5.9%	(479,530)	42.4%

(1)	2015 Unaudited Restated Consolidated Financial Information.

(2)	2014 Unaudited Recalculated Consolidated Financial Information.
(*)	Net of debt securities classified as L&R amounting at December 31, 2016, 2015 and 2014 respectively, to Euro 5,319 thousand, Euro 5,477 thousand and Euro 9,876 thousand.

The following tables set forth the breakdown of our loan portfolio by category as of September 30, 2017 and for the years ended December 31, 2016 (unaudited restated), 2016 historical, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of September 30, 2017 Unaudited
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand)
Total non-performing loans	6,305,513	32.6%	2,875,354	3,430,159	20.9%	45.6%
Bad loans	2,971,757	15.3%	1,954,096	1,017,661	6.2%	65.8%
Unlikely to pay	3,186,027	16.5%	902,304	2,283,723	13.9%	28.3%
Past due loans	147,729	0.8%	18,954	128,775	0.8%	12.8%
Performing loans(*)	13,059,849	67.4%	83,461	12,976,388	79.1%	0.6%

Total loans to customers(*)	19,365,362	100.0%	2,958,815	16,405,547	100.0%	15.3%

(*)	Net of debt securities classified as L&R amounting to Euro 268.083 thousand.

	As of December 31, 2016 Unaudited Restated
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand)
Total non-performing loans	7,309,036	34.5%	3,310,315	3,998,721	22.6%	45.3%
Bad loans	3,704,673	17.5%	2,329,733	1,374,940	7.8%	62.9%
Unlikely to pay	3,485,770	16.5%	961,893	2,523,877	14.2%	27.6%
Past due loans	118,593	0.6%	18,689	99,904	0.6%	15.8%
Performing loans(*)	13,852,761	65.5%	130,665	13,772,096	77.4%	0.9%

Total loans to customers(*)	21,161,797	100.0%	3,440,980	17,720,817	100.0%	16.3%

(1)	Figures reclassified from 2016 unaudited figures restated for a consistent presentation.
(*)	Net of debt securities classified as L&R, amounting to Euro 504 thousand.

	As of December 31, 2016 historical(1)
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand)
Total non-performing loans	7,332,896	33.8%	3,330,686	4,002,210	21.9%	45.4%
Bad loans	3,725,608	17.2%	2,348,475	1,377,133	7.5%	63,0%
Unlikely to pay	3,486,957	16.1%	962,545	2,524,412	13.8%	27.6%
Past due loans	120,331	0.6%	19,666	100,665	0.6%	16.3%
Performing loans(*)	14,380,129	66.2%	136,516	14,243,613	78.1%	0.9%

Total loans to customers(*)	21,713,025	100.0%	3,467,202	18,245,823	100.0%	16.0%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(*)	Net of debt securities classified as L&R, amounting to Euro 504 thousand.

	As of December 31, 2015 Unaudited Restated(1)
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand)
Total non-performing loans	6,823,590	27.8%	2,928,349	3,895,241	18.2%	42.9%
Bad loans	3,510,846	14.3%	2,120,375	1,390,471	6.5%	60.4%
Unlikely to pay	3,034,622	12.4%	766,669	2,267,953	10.6%	25.3%
Past due loans	278,122	1.1%	41,305	236,817	1.1%	14.9%
Performing loans(*)	17,690,306	72.2%	146,188	17,544,118	81.8%	0.8%

Total loans to customers(*)	24,513,896	100.0%	3,074,537	21,439,359	100.0%	12.5%

(1)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(*)	Net of debt securities classified as L&R, amounting to Euro 629 thousand.

	As of December 31, 2014 Unaudited Recalculated(1)
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand)
Total non-performing loans	6,512,886	24.0%	2,608,806	3,904,080	16.1%	40.1%
Bad loans	3,108,610	11.5%	1,822,078	1,286,532	5.3%	58.6%
Unlikely to pay	3,230,392	11.9%	761,567	2,468,825	10.2%	23.6%
Past due loans	173,884	0.6%	25,161	148,723	0.6%	14.5%
Performing loans(*)	20,606,200	76.0%	211,120	20,395,080	83.9%	1.0%

Total loans to customers(*)	27,119,086	100.0%	2,819,926	24,299,160	100.0%	10.4%

(1)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.
(*)	Net of debt securities classified as L&R, amounting to Euro 3,228 thousand.

Alternative Performance Measures

The following tables set forth the Group’s profitability, productivity and efficiency ratios for the nine months period ended September 30, 2017, September 30, 2016 (unaudited restated).

	As of September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
Cost/Income Ratio	-95.4%	-81.7%
ROE	-9.9%	-9.3%
ROE Adjusted	-9.3%	-8.8%

(*)	Analysis prepared by the Company.

Cost/Income Ratio

	For the nine month period ended September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
	(in Euro thousand)
Administrative expenses	(416,846)	(432,826)
Recovery of taxes	34,393	36,782
Contribution to the National Resolution Fund and FITD	15,914	18,340
DTA Charges	10,418	24,277
Value adjustments/write-backs:
- Property and equipment	(11,355)	(14,436)
- Intangible assets	(16,432)	(18,196)

A. Total operating expenses	(383,908)	(386,059)

Net interest income	180,891	199,467
Net feed and commission income	181,174	183,246
Dividends and similar income	10,625	14,077
Profits on trading	8,126	7,743
Loss from hedging	(922)	(1,994)
Profit from on disposal or repurchase of financial assets available for sale and financial liabilities	3,215	43,391
Losses on financial assets and liabilities designated at fair value	(1,117)	(1,682)
Other operating income	54,756	64,807
Taxes	(34,393)	(36,782)

B. Total net operating income	402,355	472,273
A/B Cost Income Ratio	-95.4%	-81.7%

(*)	Analysis prepared by the Company.

ROE

	For the nine month period ended September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
	(in Euro thousand)
A. Loss attributable to the Parent Company	(210,416)	(223,998)
B. Group Shareholders’ Equity	1,908,724	2,189,454
C. Group Shareholders’ Equity net of Loss attributable to the Parent Company (B - A)	2,119,140	2,413,452
A/C. ROE	-9.9%	-9.3%

(*)	Analysis prepared by the Company.

ROE Adjusted

	For the nine month period ended September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
	(in Euro thousand)
A. Loss attributable to the Parent Company	(210,416)	(223,998)
B. Group Shareholders’ Equity	1,908,724	2,189,454
C. Valuation Reserves	(148,189)	(145,620)
D. Group Shareholders’ Equity net of Loss attributable to the Parent Company and of Valuation Reserves (B - C - A)	2,267,329	2,559,072

A/D ROE Adjusted	-9.3%	-8.8%

(*)	Analysis prepared by the Company.

The following tables set forth the Group’s profitability, productivity and efficiency ratios for the years ended December 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
Cost/Income Ratio	81.0%	84.4%	82.9%
ROE	-12.2%	-5.0%	-23.9%
ROE Adjusted	-11.4%	-4.7%	-22.0%

(*) Analysis prepared by the Company.

Cost/Income Ratio

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
	(in Euro thousand)
Administrative expenses	(578,180)	(660,606)	(683,342)
Recovery of taxes	49,540	57,282	63,319
Contribution to the National Resolution Fund and FITD	35,598	42,206	—
DTA Charges	13,874	—	—
Value adjustments/write-backs:
- Property and equipment	(26,501)	(21,764)	(20,994)
- Intangible assets	(24,617)	(27,810)	(29,450)

A. Total operating expenses	(530,286)	(610,692)	(670,467)

Net interest income	299,515	330,824	396,144
Net feed and commission income	241,055	263,845	255,021
Dividends and similar income	14,077	15,349	18,265
Profits (Losses) on trading	18,459	(2,533)	5,316
Profit (Loss) from hedging	(2,384)	(4,697)	1,925
Profit from on disposal or repurchase of financial assets available for sale and financial liabilities	48,813	79,592	86,378
Profit (Losses) on financial assets and liabilities designated at fair value	(3,993)	(137)	367
Other operating income	88,661	98,839	108,379
Taxes	(49,540)	(57,282)	(63,319)

B. Total net operating income	654,663	723,800	808,476

A/B Cost Income Ratio	-81.0%	-84.4%	-82.9%

(*)	Analysis prepared by the Company.

ROE

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
	(in Euro thousand)
A. Loss attributable to the Parent Company	(291,737)	(127,598)	(545,838)
B. Group Shareholders’ Equity	2,109,235	2,405,666	1,741,341
C. Group Shareholders’ Equity net of Loss attributable to the Parent Company (B - A)	2,400,972	2,533,264	2,287,179
A/C. ROE	-12.2%	-5.0%	-23.9%

(*)	Analysis prepared by the Company.

ROE Adjusted

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
	(in Euro thousand)
A. Loss attributable to the Parent Company	(291,737)	(127,598)	(545,838)
B. Group Shareholders’ Equity	2,109,235	2,405,666	1,741,341
C. Valuation Reserves	(158,100)	(198,017)	(190,025)
D. . Group Shareholders’ Equity net of Loss attributable to the Parent Company and of Valuation Reserves (B - C - A)	2,559,072	2,731,281	2,477,204

A/D. ROE Adjusted	-11.4%	-4.7%	-22.0%

(*)	Analysis prepared by the Company.

Net Bad Loans / Net Loans to Customers

The following tables set forth the Group’s Net Bad Loans / Net Loans to Customers ratio as of September 30, 2017, December 31, 2016 (unaudited and restated), 2016, 2015 (unaudited and restated) and 2014 (unaudited recalculated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(*)
	(in Euro thousand)
A. Net Bad Loans	1,017,661	1,374,940
B. Net Loans to Customers	16,674,630	17,721,321
C. Debt securities classified as Loans & Receivable	268,083	504
D. Net Loans to Customers net of Debt securities classified as L&R (B - C)	16,406,547	17,720,817

A/D. Net Bad Loans / Net Loans to Customers	6.2%	7.8%

(*)	2016 unaudited figures restated for a consistent presentation.

	As of December 31,(*)
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousand)
A. Net Bad Loans	1,377,133	1,390,471	1,286,532
B. Net Loans to Customers	18,246,327	21,439,988	24,302,388
C. Debt securities classified as Loans & Receivable	504	629	3,228
D. Net Loans to Customers net of Debt securities classified as L&R (B - C)	18,245,823	21,439,359	24,299,160

A/D. Net Bad Loans / Net Loans to Customers	7.5%	6.5%	5.3%

(*)	Analysis prepared by the Company.

Liquidity Measures

The following table sets forth the Company’s liquidity coverage ratio (LCR), net stable funding ratio (NSFR) and loan-to-deposit ratio as of the indicated dates.

	Regulatory Requirement 2017	As of September 30, 2017	As of December 31, 2016
LCR(*)	80%	125%	124%
NSFR	—	> 100%	> 100%

(*)	SREP Decision 2016 required to maintain at all times and on a consolidated basis a minimum liquidity coverage ratio of 90%.

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)
	(in Euro thousand)
Loans to customers	16,674,630	17,721,321
Direct Deposits	18,263,368	19,388,180
Loan to Deposit Ratio	91.3%	91.4%

(1)	2016 unaudited figures restated for a consistent presentation.

	Regulatory Requirement 2016	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
LCR(*)	70%	124%	140%	157%
NSFR	—	> 100%	> 100%	> 100%

(*)	SREP Decision 2016 required to maintain at all times and on a consolidated basis a minimum liquidity coverage ratio of 90%.

	As of December 31,
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousand)
Loans to customers	18,246,327	21,439,988	24,302,388
Direct Deposits	19,612,700	23,452,726	26,811,321
Loan to Deposit Ratio	93.0%	91.4%	90.6%

Other information

Own Funds

The following table sets forth the Group’s Own Funds as of September 30, 2017 and as of December 31, 2016.

(in Euro thousand)	As of September 30, 2017 Unaudited Bis III p.i.	As of December 31, 2016 Bis III p.i.
Common Equity Tier 1	1,659,054	1,942,445
Tier 1	1,699,028	2,040,169
Tier 2 Capital	273,323	317,739

Own Funds	1,972,351	2,357,908

RWAs	15,977,636	17,028,774

(in Euro thousand)	As of September 30, 2017 Unaudited Bis III p.i.	As of December 31, 2016 Bis III p.i.
CET 1 Ratio	10.4%	11.4%
Tier 1 Capital Ratio	10.6%	12.0%
Total Capital Ratio	12.3%	13.8%

(in Euro thousand)	As of September 30, 2017 Unaudited	As of December 31, 2016
A. Common Equity Tier 1 (CET 1) prior to the application of prudential filters	1,922,105	2,120,523
Of which CET 1 instruments subject to grandfathering/transitional adjustments	13,472	11,379
B. CET1 prudential filters (+/-)	92,414	80,190

C. CET1 gross of deduction and effects from transitional adjustments (A+/-B)	2,014,519	2,200,713

D. Items to be deducted from CET1	-490,282	-407,399
E. Transitional adjustments – Effect on CET1 (+/-), including minority interest subject to transitional adjustments	134,817	149,131

F. Total Common Equity Tier 1 capital (CET1) (C-D+/-E)	1,659,054	1,942,445

G. Additional Tier 1 Capital (AT1) gross of deductions and effects from transitional adjustments	80,206	96,091
Of which AT1 instruments subject to grandfathering/transitional adjustments	80,115	96,000
I. Transitional adjustments – Effect on AT1 (+/-), including qualifying instruments issued by subsidiaries and computable in AT1 due to transitional adjustments	-40,232	1,633

L. Total Additional Tier 1 capital (AT1) (G-H+/-I)	39,974	97,724

(in Euro thousands)	As of September 30, 2017 Unaudited	As of December 31, 2016
M. Tier 2 Capital (T2) gross of deductions and effects from transitional adjustments	272,123	316,305
Of which T2 instruments subject to grandfathering/transitional adjustments	113,639	64,000
O. Transitional adjustments – Effect on T2 (+/-), including qualifying instruents issued by subsidiaries and computable in T2 due to transitional adjustments	1,200	1,434

P. Total Tier 2 capital (T2) (M-N+/-O)	273,323	317,739

Q. Total own funds (F+L+P)	1,972,351	2,357,908

The following table sets forth the Group’s Own Funds as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated).

	As of December 31,
	2016	2015	2014
(in Euro thousands)	Bis III p.i.	Bis III p.i.	Bis III p.i.
Common Equity Tier 1	1,942,445	2,382,429	1,699,037
Tier 1	2,040,169	2,495,812	1,758,143
Tier 2 Capital	317,739	421,749	517,187

Own Funds	2,357,908	2,917,561	2,275,330

RWAs	17,028,774	19,937,589	20,473,687

	As of December 31,
	2016	2015	2014
(in Euro thousand)	Bis III p.i.	Bis III p.i.(2)	Bis III p.i.
CET 1 Ratio	11.4%	11.9%	8.3%
Tier 1 Capital Ratio	12.0%	12.5%	8.6%
Total Capital Ratio	13.8%	14.6%	11.1%

	As of December 31,
(in Euro thousands)	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
A. Common Equity Tier 1 (CET 1) prior to the application of prudential filters	2,120,523	2,417,426	1,759,076
Of which CET 1 instruments subject to grandfathering/transitional adjustments	11,379	11,871	18,475
B. CET1 prudential filters (+/-)	80,190	97,378	115,405

C. CET1 gross of deduction and effects from transitional adjustments (A+/-B)	2,200,713	2,514,804	1,874,481

D. Items to be deducted from CET1	(407,399)	(236,630)	(497,371)
E. Transitional adjustments – Effect on CET1 (+/-), including minority interest subject to transitional adjustments	149,131	104,255	321,927

F. Total Common Equity Tier 1 capital (CET1) (C-D+/-E)	1,942,445	2,382,429	1,699,037

G. Additional Tier 1 Capital (AT1) gross of deductions and effects from transitional adjustments	96,091	112,111	128,739
Of which AT1 instruments subject to grandfathering/transitional adjustments	96,000	112,000	128,000

	As of December 31,
(in Euro thousands)	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
I. Transitional adjustments – Effect on AT1 (+/-), including qualifying instruments issued by subsidiaries and computable in AT1 due to transitional adjustments	1,633	1,272	(69,634)

L. Total Additional Tier 1 capital (AT1) (G-H+/-I)	97,724	113,383	59,105

M. Tier 2 Capital (T2) gross of deductions and effects from transitional adjustments	316,305	419,016	585,148
Of which T2 instruments subject to grandfathering/transitional adjustments	64,000	76,129	175,404
O. Transitional adjustments – Effect on T2 (+/-), including qualifying instruents issued by subsidiaries and computable in T2 due to transitional adjustments	1,434	2,733	-67,961

P. Total Tier 2 capital (T2) (M-N+/-O)	317,739	421,749	517,187

Q. Total own funds (F+L+P)	2,357,908	2,917,561	2,275,329

Capital Adequacy

The following table set forth Group’s capital adequacy level as of September 30, 2017 and as of December 31, 2016 according to the regulatory framework in force at those dates.

	Unweighted amounts		Weighted amounts / requirements
(in Euro thousands)	As of September 30, 2017 Unaudited	As of December 31, 2016	As of September 30, 2017 Unaudited	As of December 31, 2016
A. RISK ASSETS
A.1 Credit and counterparty risk	26,424,733	27,376,508	14,771,301	15,915,609
1. Standardised	26,379,744	27,368,814	14,703,818	15,914,070
2. Internal rating-based (IRB) approach(1)	—	—	—	—
2.1 Foundation	—	—	—	—
2.2 Advanced	—	—	—	—
3. Securitisation	44,989	7,694	67,483	1,539
B. REGULATORY CAPITAL REQUIREMENTS
B.1 Credit and counterparty	—	—	1,181,704	1,273,249
B.2 Credit valuation adjustment risk	—	—	384	1,108
B.3 Settlement risk	—	—	—	—
B.4 Market risk	—	—	124	260
1. Standardised	—	—	124	260
2. Internal models	—	—	—	—
3. Concentration risk	—	—	—	—
B.5 Operational risk	—	—	95,998	87,685
1. Foundation approach	—	—	—	—
2. Standardised	—	—	95,998	87,685
3. Advanced	—	—	—	—
B.6 Other calculation elements	—	—	—	—
B.7 Total prudential requirements(2)	—	—	1,278,211	1,362,302

	Unweighted amounts		Weighted amounts / requirements
(in Euro thousands)	As of September 30, 2017 Unaudited	As of December 31, 2016	As of September 30, 2017 Unaudited	As of December 31, 2016
C. RISK ASSETS AND REGULATORY CAPITAL RATIO
C.1 Risk-weighted assets	—	—	15,977,636	17,028,774

C.2 Common Equity Tier 1 capital / Risk Weighted Assets (CET1 capital ratio)	—	—	10.4%	11.4%

C.3 Tier 1 capital / Risk Weighted Assets (Tier 1 capital ratio)	—	—	10.6%	12.0%

C.4 Total Own Funds / Risk Weighted Assets (Total capital ratio)	—	—	12.3%	13.8%

(1)	Exposures in Equity instruments are included.
(2)	Basel 3 regulations do not provide for a 25% discount on capital requirements for banks belonging to banking groups.

The following table set forth Group’s capital adequacy level as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated) according to the regulatory framework in force at those dates.

	Unweighted amounts			Weighted amounts / requirements
	As of December 31,
(in Euro thousands)	2016	2015 Unaudited Restated	2014 Unaudited Recalculated	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
A. RISK ASSETS
A.1 Credit and counterparty risk	27,376,508	32,473,364	33,601,274	15,915,609	18,720,684	18,920,409
1. Standardised	27,368,814	32,463,437	33,585,628	15,914,070	18,718,698	18,909,459
2. Internal rating-based (IRB) approach(1)		—	—	—	—	—
2.1 Foundation	—	—	—	—	—	—
2.2 Advanced	—	—	—	—	—	—
3. Securitisation	7,694	9,927	15,646	1,539	1,985	10,950
B. REGULATORY CAPITAL REQUIREMENTS
B.1 Credit and counterparty	—	—	—	1,273,249	1,497,655	1,513,633
B.2 Credit valuation adjustment risk			—	1,108	570	1,785
B.3 Settlement risk	—	—	—	—	—	—
B.4 Market risk	—	—	—	260	849	1,866
1. Standardised	—	—	—	260	849	1,866
2. Internal models	—	—	—	—	—	—
3. Concentration risk	—	—	—	—	—	—
B.5 Operational risk	—	—	—	87,685	95,933	120,611
1. Foundation approach	—	—	—	—	—	—
2. Standardised	—	—	—	87,685	95,933	120,611
3. Advanced	—	—	—	—	—	—
B.6 Other calculation elements	—	—	—	—	—	—
B.7 Total prudential requirements(2)	—	—	—	1,362,302	1,595,007	1,637,895

	Unweighted amounts			Weighted amounts / requirements
	As of December 31,
(in Euro thousands)	2016	2015 Unaudited Restated	2014 Unaudited Recalculated	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
C. RISK ASSETS AND REGULATORY CAPITAL RATIO
C.1 Risk-weighted assets	—	—	—	17,028,774	19,937,589	20,473,687
C.2 Common Equity Tier 1 capital / Risk Weighted Assets (CET1 capital ratio)	—	—	—	11.4%	11.9%	8.3%
C.3 Tier 1 capital / Risk Weighted Assets (Tier 1 capital ratio	—	—	—	12.0%	12.5%	8.6%
C.4 Total Own Funds / Risk Weighted Assets (Total capital ratio)	—	—	—	13.8%	14.6%	11.1%

(1)	Exposures in Equity instruments are included.
(2)	Basel 3 regulations do not provide for a 25% discount on capital requirements for banks belonging to banking groups.

RISK FACTORS

Investing in the Rights and the New Shares involves risks. Before investing, prospective investors should carefully consider all of the risks described below, together with the other information included in this Offering Circular. Should any of these risk factors materialize, this could have a material adverse effect on our business, financial condition, results of operations, liquidity and/or prospects. Moreover, other risks that we are currently unaware of or which we currently believe to be immaterial could, should they materialize, also have a material adverse effect on our business, financial condition, results of operations, liquidity and/or prospects. In such cases, the trading value of the Rights or the New Shares could decline, and investors may lose all or part of their investment potential investors are responsible for conducting an independent evaluation of all the considerations related to an investment in the Rights and the New Shares as well as reading the detailed information provided elsewhere in the Offering Circular.

Accordingly, prospective investors are strongly encouraged to carefully evaluate all of the detailed information provided in this Offering Circular including in “Management’s Discussion and Analysis of Results of Operations and Financial Condition” and our Financial Statements appearing elsewhere or incorporated by reference herein, before making an investment decision in relation to the Rights and the New Shares.

Risks related to the Company and the Group

A deterioration in asset quality and/or any significant increase of non performing loans due to borrowers’ reduced ability to meet their repayment obligations could adversely affect our Group’s financial condition

Exposure to Non-Performing Loans

Our Group is subject to credit risk (the risk that a borrower may not meet its payment or repayment obligations, and that such borrower’s creditworthiness may deteriorate). Historically, credit risk increases during periods of recession and stagnation, which are characterized by higher rates of insolvency and bankruptcy. Further adverse economic conditions could result in a further significant reduction of the value of the security against which our customers’ borrowing are secured, and/or the inability of customers to provide additional adequate security.

Our Group’s non performing loans (“Non-Performing Loans” or “NPLs”) comprise Bad Loans, Unlikely-to-Pay exposures, and Past-Due exposures, each as defined below. Bad loans represent the aggregate exposure to insolvent parties or parties in substantially similar situations, regardless of any estimate of loss (“Bad Loans”). Unlikely-to-pay exposures are loan exposures, other than Bad Loans, for which the Company assesses that a debtor is unlikely to pay its obligations under the loan, without recourse by the Company to actions such as realizing security (“Unlikely-To-Pay”). Past-due exposures, other than those classed as Bad Loans or Unlikely-to-Pay, are Non-Performing Loans that are more than 90 days overdrawn and/or past-due, and cross an established materiality threshold (“Past-Due”).

As a whole, value adjustments on on-balance-sheet loans to customers (including performing exposures) amounted to Euro 2,958.8 million as of September 30, 2017, compared to 3,441.0 million, 3,074.5 million and 2,819.9 million as of December 31, 2016, 2015 and 2014, respectively.

The Group has a higher proportion of NPLs, both as a whole and in the individual categories of Bad Loans, Unlikely to Pay exposures and Past Due exposures, than other significant banks which are subject to ECB supervision, and the Group has a significant amount of NPLs. The following table sets forth our gross amounts and coverage ratios for NPLs, Bad Loans, Unlikely-To-Pay exposures and Past-Due exposures to customers for the nine month period ended September 30, 2017 and the years ended December 31, 2016, 2015 and 2014, respectively.

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)
	(in Euro million, except for percentages)
Gross NPLs to customers	6,305.5	7,309.0
Gross Bad Loans to customers	2,971.8	3,704.7
Gross Unlikely-To-Pay exposures to customers	3,186.0	3,485.8
Gross Past-Due exposures to customers	147.7	118.6

Coverage ratio of NPLs to customers	45.6%	45.3%
Coverage ratio of Bad Loans to customers	65.8%	62.9%
Coverage ratio of Unlikely-To-Pay exposures to customers	28.3%	27.6%
Coverage ratio of Past-Due exposures to customers	12.8%	15.8%

(1)	2016 unaudited figures restated for a consistent presentation.

	As of December 31,
	2016(1)	2015 Unaudited Restated(2)	2014 Unaudited Recalculated(3)
	(in Euro million, except for percentages)
Gross NPLs to customers	7,332.9	6,823.6	6,512.9
Gross Bad Loans to customers	3,725.6	3,510.8	3,108.6
Gross Unlikely-To-Pay exposures to customers	3,487.0	3,034.6	2,230.4
Gross Past-Due exposures to customers	120.3	278.1	173.9

Coverage ratio of NPLs to customers	45.4%	42.9%	40.1%
Coverage ratio of Bad Loans to customers	63.0%	60.4%	58.6%
Coverage ratio of Unlikely-To-Pay exposures to customers	27.6%	25.3%	23.6%
Coverage ratio of Past-Due exposures to customers	16.3%	14.9%	14.5%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.

Our Group has adopted the new category of loans which are performing but which are in forbearance. As of September 30, 2017, performing loans which are forborne amounted to Euro 599.9 million, compared with Euro 666.5 million, Euro 592.3 million and Euro 958.4 million for each of December 31, 2016, 2015 and 2014, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

In general, the possible losses that we could incur with respect to the exposure of our Group to individual credit risk and of the whole portfolio may depend, in addition to the applicable regulations and legal framework, on various circumstances, including macroeconomic conditions, the performance of specific sectors of the economy, the deterioration of the competitive position of our borrowers, the downgrading of individual counterparties, the level of indebtedness of borrowers (both personal and corporate), the performance of the real estate market and other circumstances that may have an impact on the creditworthiness of our counterparties and reduce the value of the collateral securing the loans. In addition, credit risk may be exacerbated if, based on untrue or partial information provided to us, our Group companies grant loans that otherwise they would not have granted or would have granted at different conditions.

A further deterioration in credit quality and the consequent significant increase of NPLs due to borrowers’ reduced ability to meet their repayment obligations could result in material adverse effects on Group’s business, financial condition and results of operations. In addition, the deterioration in credit quality could result in higher provisions for impaired loans, which could result in material adverse effects on our and/or our Group’s business, financial condition and results of operations.

ECB Communication in relation to NPL management

On April 7, 2017, the ECB sent us a communication titled “Remarks on the qualitative valuation of NPLs”. In this communication, the ECB highlighted the following parameters for the Company: an NPL ratio (NPLs as a percentage of the total loan portfolio) of 29.4% as of June 30, 2016 compared to a European average of 5.4%, and a Net Adjusted Texas Ratio of 177% as at September 30, 2016, higher than the one recommended by the ECB.

The abovementioned communication also illustrated a number of the Company’s weakness identified by the ECB, including our NPL management strategy, governance and operational set-up for NPL management, procedures to identify measures of forbearance, classification of NPLs, valuation process for provisions and valuation of guarantees. See “Business—History and Recent Developments—Inspections and thematic reviews by the ECB”.

In our Strategic Plans we have outlined corrective actions intended to address these weaknesses, including the reduction of NPLs to achieve the quantitative objectives set by the ECB in relation to the target exposure of the portfolio and levels of coverage. However, such actions may not prove to be successful. Any failure to meet these objectives and resolve the weaknesses reported by the ECB may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Segment and customer geographic concentration and large exposures

Our Group has a higher concentration of loans in the real estate and transportation segments compared to the rest of the Italian banking system.

Our top five customers classified as Unlikely to Pay, as of September 30, 2017, represented an exposure of 38.5% of all Unlikely to Pay positions. In relation to customers’ positions classified as Unlikely to Pay, 77% are backed by a real estate guarantee and 66% of such positions are for a gross exposure of over Euro 10 million. Of such loans, 23% were entered into before 2008, 42% between 2008 and 2010 and 35% between 2011 and 2013.

In addition, as of September 30, 2017, we had a total credit exposure of approximately Euro 1.5 billion to our top 10 customers, about 10.7% of total performing loans to customers, which are mostly to entities in the public sector (comprising public entities, local authorities and companies under partial public ownership).

The table below sets forth the top twenty groups classified as Unlikely to Pay divided by category of exposure:

(millions of Euro)	Exposure as of September 30, 2017	% Exposure/Eligible Capital(1)	Sector(2)
1	408.7	21%	Logistics
2	344.6	17%	Costruction
3	244	12%	Costruction
4	79.8	4%	Costruction
5	72.5	4%	Manufacturing
From 6 to 10	301.7	15%	Logistics, real estate
From 11 to 15	164.5	8%	Construction, Agriculture, Manufacturing, Logistics, financial,
From 16 to 20	92.6	5%	Construction, Real Estate, Business Services

(1)	Eligible capital is equal to the sum of Tier 1 and Tier 2; the latter can be calculated for an amount equal to or less than one third of Tier 1.
(2)	Sector attributed on the basis of the ATECO belonging to the company with major agreements with the Group

The table below sets forth the top 100 customers of the Group in terms of credit exposure:

(millions of Euro)	Exposure as of September 30, 2017%		% Progressive	Percentage as a total of loans to customers
From 1 to 10	1,440,086	42.6%		7.4%
From 10 to 20	506,822	15.0%	57.6%	2.6%
From 21 al 30	301,107	8.9%	66.5%	1.6%
From 31 to 40	211,219	6.2%	72.7%	1.1%
From 41 to 50	193,432	5.7%	78.4%	1.0%
From 51 to 60	169,472	5.0%	83.5%	0.9%
From 61 to 70	157,810	4.7%	88.1%	0.8%
From 71 to 80	146,581	4.3%	92.5%	0.8%
From 81 to 90	134,437	4.0%	96.4%	0.7%
From 91 to 100	120,817	3.6%	100.0%	0.6%

Total top 100 customers	3,381,783			17.5%

Geographically, as of September 30, 2017, the Liguria region accounted for 50.2% of loans, followed by other regions in northern Italy, which accounted for 21.97% of loans, and Tuscany, which accounted for 10.3% of loans.

The portfolio of Bad Loans divided by value is set forth in the following table:

Total Loans	Percentage (%)	Value (million of Euro)
> Euro 5 million	26%	772.7
> Euro 1 million < Euro 5 million	23%	683.5
> Euro 500.000 < Euro 1 million	12%	356.6
> Euro 100.000 < Euro 500.000	30%	891.5
< Euro 100.000	9%	267.5

See also “—Our Group business is mainly concentrated in the Liguria region of Italy, which exposes us to any localized deterioration of the region’s economy”.

Our exposure to “large exposures” (i.e. an exposure accounting for 10% or more of eligible capital) accounted for nine positions as of September 30, 2017 (with a total nominal value of Euro 8,735.0 million), nine positions as of December 31, 2016 (with a total nominal value of Euro 8,476,225), and seven positions as of December 31, 2015 (with a total nominal value of Euro 9,604,345). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Large Exposures”.

In the event of a deterioration in a counterparty’s credit rating, concentration of exposures to a single counterparty or related group of counterparties could have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, deterioration of the economic or financial environment, particularly of Italy, may lead to a deterioration in credit quality and an increase of NPLs and related provisions; as well as changes in credit risk estimates, either of which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations, and a lower capacity for self-funding by the Group.

The table below also indicates the Group’s cost of risk, expressed by the ratio between the adjustments to loans to customers and the amount of net loans to customers.

(millions of Euro)	As at September 30, 2017		As at December 31, 2016	As at December 31, 2015 (Restated)	As at December 31, 2014 (Recalculated)
Net impairment of loans to customers	174,984		475.506	319,346	651,799
Net exposure to customer loans	16,406,547		18.245.823	21,439,359	24,229,160
Net adjustments / Net loans to customers	1.1	%(1)	2.6%	1.5%	2.7%

(1)	From the financial statements. The annualized management figure is 2.5%. Internal Analysis of the Company.

Our credit risk oversight and specific policies and procedures designed to identify, monitor and manage this risk may not accurately estimate the risk parameters and provisions to cope with any losses. For further information on the quality of loans, please refer to the 2017 Unaudited Interim Consolidated Financial Information and 2016 Audited Consolidated Financial Information.

From January 1, 2018 the Company will need to apply the classifications and measures required by the new accounting principle IFRS 9. The application of IFRS 9 could have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

If we are unable to achieve the Capital Increase, we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD, which may result in Shareholders’ investments being canceled or substantially reduced

Under the Supervisory Review and Evaluation Process (“SREP”) conducted by the ECB in 2016, and communicated by its final decision issued on December 9, 2016 (“SREP Decision 2016”), we have been asked to maintain, at a consolidated level, the following capital requirements: (i) a CET1 Ratio target of at least 9% (comprising a minimum CET 1 Ratio of 4.5%, an additional total capital requirement of 3.25% and a combined buffer requirement of 1.25%), with the recommendation that the Company comply, at the consolidated level, with the Pillar 2 capital guidance, and thereby hold, in addition to the aforementioned ratio requirement, a CET 1 Ratio of 2.25%; (ii) a minimum total SREP capital requirement (“TSCR”) of 11.25%, which may be subject to review once the level of non-performing loans is reduced, and a minimum Overall Capital Requirement (“OCR”) of 12.50%; and (iii) maintain, on a continuous and consolidated basis, a minimum Liquidity Coverage Ratio (“LCR”) of 90%.

The table below sets forth the Group’s regulatory capital and regulatory capital ratios, calculated applying Basel III rules phased-in, based on the rules set out in the CRR in the area of Basel 3 capital requirements and national discretions contained in the Circular 285 and in its bulletin of disclosure.

	As of September 31, 2017	As of December 31. 2016	As of December 31. 2015 Unaudited Restated	As of December 31. 2014 Unaudited Recalculated
	(in Euro thousands)
Regulatory Capital and Ratios
Common Equity Tier 1 CET 1	1,659,054	1,942,445	2,382,429	1,699,037
Tier 1 Capital	1,699,028	2,040,169	2,495,812	1,758,143
Tier 2 Capital	273,323	317,739	421,749	517,187
Own funds (Regulatory Capital)	1,972,351	2,357,908	2,917,561	2,275,330
Total Risk-Weighted Assets	15,977,636	17,028,774	19,937,589	20,473,687
CET 1/Risk-Weighted Assets	10.4%	11.4%	11.9%	8.3%
Tier 1/ Risk-Weighted Assets	10.6%	12.0%	12.5%	8.6%
Own Funds / Total risk-weighted assets	12.3%	13.8%	14.6%	11.1%

Furthermore, given that the Company in the near future may no longer be able to comply with the capital requirements set forth by the SREP Decision 2016 and in light of the deterioration of the Company‘s financial position, by decision dated December 9, 2016, (the “BRRD Decision”) the ECB requested, as an early intervention measure aimed at achieving a more sustainable business model and improving our prudential situation, with reference to NPLs that we comply with the following: (i) annual maximum aggregate amount targets (Euro 5.5 billion by December 31, 2017, Euro 4.6 billion by December 31, 2018 and Euro 3.7 billion by December 31, 2019); (ii) minimum differentiated coverage ratios for the different classes of NPLs (63% for doubtful loans, 32% for unlikely-to-pay exposures and 18% for past due exposures); and (iii) a strategic and operational plan for the reduction of the NPLs, including an assessment of their impact in terms of capital adequacy.

Given the Group’s portfolio of NPLs, as well as the decisions of the ECB in December 2016 and the requests made by the ECB on July 3, 2017, our board of directors approved NPL management strategy guidelines and capital strengthening measures aimed at implementing the de-risking and de-leveraging or disposal of a number of assets. The Business Plan, published by the Company on September 14, 2017 included the following planned disposals: (i) readily marketable assets such as high prestige real estate property; (ii) the 100% stake held in the group consumer credit company Creditis Servizi Finanziari S.p.A.; and (iii) a portfolio of secured and unsecured Bad Loans with a gross book value (“GBV”) of up to approximately Euro 1.4 billion and the business consisting in a platform for the collection of NPLs, and the merchant book.

On August 2, 2017, the ECB reiterated its expectations regarding the new business plan, estimating our capital needs for the subsequent 12-18 months to be at least Euro 950 million, assuming there are no changes to capital requirements, and also taking into account the reduction in RWAs following the disposal of NPLs and the increase in the hedging rate. This estimate is based on a number of factors, including the need to sell NPLs, the need to increase the coverage of specific sub-portfolios of NPLs, which at present show a level of coverage below the minimum required by the early intervention measure, the need to follow up on the recent report on capital requirements, the effect of transitional provisions, and losses that we will face in 2017 and 2018, as the Company has recorded losses for five consecutive years. The estimate also excludes other circumstances that may have a future impact on our CET1 capital (including the tax consequences arising out of the annulment of the resolution approving our 2013 financial statements, the recoverability of deferred tax assets (DTA), the impact of any litigation with the Insurance Companies, or adequacy of the treatment of the cash flow hedge reserve).

On September 27, 2017, the ECB approved (i) amendments to our by-laws required for the execution of the Capital Increase and (ii) the Capital Increase for a total amount up to Euro 560 million, with the request that by December 31, 2017 an amount of at least Euro 500 million be approved, subscribed for and paid in, specifying that failure to do so would result in a probable violation of the capital requirements under the capital strengthening plan prepared by the Company. The Capital Increase is a key component of our broader series of capital strengthening measures and therefore, should we fail, for any reason whatsoever, to achieve the Capital Increase in an amount equal to at least Euro 500 million, we may not be able to meet the applicable capital requirements. See “The Transaction”.

In particular, in the event that the Capital Increase is only partially subscribed, the Company would not be able to fully meet the applicable capital requirements. This may hinder the Company’s ability to continue as a going concern. In addition, the Supervisory Authority may request the application of further capital strengthening measures, which would affect equity interests subscribed for by the investors participating in the Capital Increase, including the application of the resolution and intervention tools set forth by the Italian laws and regulations transposing the Directive 2014/59/EU of May 15, 2014 (the Bank Recovery and Resolution Directive or the “BRRD”). Such tools include the removal of members of the board of directors, of the board of statutory auditors and of senior management, as provided in the Consolidated Banking Act. In addition, the Supervisory Authority may, at any given time, order the extraordinary management of the Company, which represents a last resort for the purpose of crisis management and prevention. Should said measures not be deemed sufficient, the Supervisory Authority may request the application of the resolution tools pursuant to Legislative Decree No. 180 November 16, 2015, including the sale of businesses to third parties, creation of a bridge institution, transfer to a vehicle company for the purpose of separation of assets, and the bail-in tool. Where such resolution tools are applied, Shareholders’ investments may be canceled or substantially reduced, and Shareholders may also have their investment sharply diluted if other liabilities are converted into shares, or if conversion takes place at rates particularly unfavorable to existing Shareholders. For further information, see “—The BRRD, and in particular its bail-in provisions, could significantly impact our Shareholders, by shifting our losses to them and causing them to lose the value of their investment”.

The liability management exercise (“LME”) is conditional upon the successful outcome of the Capital Increase of at least Euro 500 million; however, the Capital Increase is not conditional on the LME Transaction. See “The Transaction”. Therefore, any failure to achieve the Capital Increase for Euro 500 million will result in the failure of the LME and in the holders of the Subordinated Notes continuing to hold their Notes, with a negative impact on the Company’s financial position and on the Company’s risk profile. In addition, investors should note that the Capital Increase may settle for an amount of less than Euro 500 million, in which case the LME would not complete.

Consequently, if we are unable to implement capital strengthening measures and particularly the Capital Increase and LME, in full or in a timely manner, and/or (even if the Capital Increase is subscribed in full and the capital strengthening measures are implemented) as a result of external factors or unforeseeable events that are beyond our control, we may be forced to implement additional capital strengthening initiatives to meet the capital requirements and targets set forth by the Supervisory Authority regarding the amount of NPLs. These circumstances, or the failure to implement the transactions described herein may have material adverse effects on our business, financial condition and results of operations, including the adoption of extraordinary measures by the relevant Authorities. As a result, Shareholders may lose their investments.

Our Group may be unable to fully or successfully implement its Business Plan which was approved in September 2017

Our ability to meet our objectives depends on a number of assumptions and circumstances, some of which are outside of our control. On September 13, 2017, our board of directors approved the business plan for the 2017-2020 period, as a consequence of the early interverntion decisions aimed at reducing our NPL portfolio and strengthening our capital. In particular, the Business Plan is a result of the early intervention decision as of December 12, 2016, approved by the ECB and aimed at the reduction of the Company’s NPL portfolio and the capital strengthening of the Company. See “Business—Strategy” and “Annex D—Carige Group’s 2017-2020 Business Plan”.

In particular, the Business Plan sets forth certain targets which are determined on the basis of a macroeconomic scenario and on specific strategic actions, as well as certain projections of negative interest rates in the banking system, with an ECB refinancing rate expected to rise above zero only after 2019. Such targets also assume that a number of extraordinary transactions that will take place between the end of 2017 and 2018, which aim at strengthening our capital and reducing the risk profile related to the impact of NPLs. The Business Plan establishes targets for 2020 based on improving macroeconomic conditions and on the effects of the specific managerial actions (“Projections”).

The Projections are based on a number of future events and actions to be taken by our directors and management, including hypothetical and general assumptions. The Projections are based on assumptions relating to future events and managements actions that may not occur, as well as events and actions that management may not control or control only to a limited extent including, the successful completion of the Capital Increase and the LME. See “Annex D—Carige Group’s 2017-2020 Business Plan—Main general and hypothetical Assumptions on which the Projections are based”.

The Projections are subjective in nature and are characterized by uncertainty. Actual results may differ significantly from the Projections, especially in light of current macroeconomic and market conditions. In particular, estimates underlying the Projections could become inaccurate due to changes in the banking regulatory framework, the results of the Supervisory Review and Evaluation Process (SREP) conducted by the ECB on an annual basis, as well as the introduction of new international accounting principles including IFRS 9—Financial Instruments, which is expected to be applied starting from 2018.

On October 4, 2017, the ECB launched a public consultation on an addendum to the guidelines for banks on NPLs. The draft addendum specifies the expectations for minimum prudential provisioning levels, for all new exposures classified as non-performing as of January 1, 2018. More specifically, the ECB expects banks to fully cover the unsecured portion of new NPLs at the latest after two years and the secured portion after a maximum of seven years. By the end of the first quarter of 2018, the ECB is expected to present its considerations on further policies to deal with existing NPLs, including appropriate transitional arrangements. If the addendum to the guidelines were to be substantially approved on the same terms used during the consultation (or if further ECB policies will be issued in the first quarter of 2018 in relation to the prudential coverage and regulatory treatment of current NPL stock) it may be necessary for the Company to increase the coverage levels for loans, or adopt other measures in relation to NPLs, resulting in possible failure to reach the objectives of the Business Plan, since the Business Plan did not take into account the possible effects of the addendum at the time it was approved, which may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations and/or require us to implement further capital strengthening measures. As a result of the Emphasis of Matter Paragraph included in the audit opinion related to our 2016 Consolidated Financial Statements we have also been required to provide information to CONSOB, on a quarterly basis, on the implementation of the Business Plan and the status of the actions contained therein. In the fourth quarter of 2017, as a result of the effects of objectives contained in the Business Plan, including the disposal of the Milan Property (in relation to which we have entered into a sale agreement on November 16, 2017) and the merchant book, as well as the expected conclusion of the LME transaction and the impact on staff costs of reducing staffing in the last part of 2017, we predict a significantly negative net income for our Group for the quarter ended December 31, 2017. See “Business—Recent Developments”.

Our ability to grant new loans and the availability of adequate funding levels and funding costs could be significantly impacted if we fail to implement our Business Plan. Moreover, failure to achieve the objectives of the Business Plan may lead to failure to comply with regulatory capital ratios, possible downgrading and write-downs of goodwill. In addition, the full subscription of the Capital Increase and success of the LME is among the assumptions of the Business Plan. Accordingly, the Business Plan, and the Projections and assumptions set out therein should not be relied upon in any way by any investor in making an investment decision with respect to the Rights or the New Shares. In summary, our Group’s failure to implement the Business Plan to the extent and within the timeframe contemplated could have a material adverse effect on our Group’s business, financial condition and results of operations and prospects. See “Forward—Looking Statements”.

Our Group may be required to undertake further capital enhancements to meet the applicable regulatory capital adequacy requirements, which have evolved and may continue to evolve from time to time

We are subject to Italian and European regulations applicable to the banking sector in relation to capital requirements. These are aimed, among other things, at preserving the stability and solidity of the banking system, limiting the exposure to risk in order to establish prudential levels of capital requirements, defining its quality and assessing any possible risk mitigation instruments.

Since 2015, as required by the ECB following the annual SREPs, we have been required to maintain the following ratios and minimum capital requirements: (i) a Common Equity Tier 1 Ratio (CET1 Ratio), at the consolidated level, equal to 11.25%, which may be subject to an additional review in the event of a structural reduction in the weight of the non-performing loans against the amount of the Group’s assets; (ii) on a consolidated basis, a Liquidity Coverage Ratio of 90% and restrictions on the payment of dividends to Shareholders; (iii) on a consolidated basis, a TSCR of 11.25%, comprising the minimum total capital requirement of 8% and an additional total capital requirement of 3.25%. The ECB specified that the TSCR of 11.25% could be revised, including in light of any future developments in the financial position of the Company, on the consolidated basis, once the non-performing exposures have been reduced to a sustainable level; (iv) an OCR that includes, in addition to the TSCR, the combined capital buffer requirement established by the Bank of Italy at 1.25% for 2017; and (v) on a consolidated basis, a Liquidity Coverage Ratio of 90% and a prohibition on distributing dividends to Shareholders.

For further information, please see “—If we unable to achieve the Capital Increase in full in the context of the capital strengthening actions, and”—Risk related to the disposal of the NPL portfolio”.

As of September 30, 2017, the Group’s Common Equity Tier 1 Ratio and Total Capital Ratio were 10.4%, and 12.3%, respectively.

The Common Equity Tier 1 Ratio is above the regulatory limits and the minimum 9% threshold required by the ECB in the 2017 SREP, but below both the Pillar 2 Guidance rate of 11.25% and the level of 11.175% indicated for 2018 in the SREP 2017 Draft Decision.

The Total Capital Ratio is above the regulatory limit, but below the minimum level of 12.5% that the ECB requested in the 2017 SREP and the level of 13,125% set for 2018 in the SREP 2017 Draft Decision (13.125%).

The period for application of the transitory regime comes to an end in 2018 (the final year of the transitory regime) and the effects of grandfathering will end in 2022. In the event of unfavorable and currently unforeseeable outcomes to such periodic verification in the future, a further strengthening of capital may be required.

In addition, in light of developments in the regulatory framework, from January 1, 2018, our regulatory capital may be adversely affected by the application of the International Accounting Principle IFRS 9—Financial Instruments, and meet the “Leverage Ratio” capital requirement (the ratio of Tier 1 capital to total assets, including off-balance sheet items), reported to the Supervisory Authority during the observation period which will end in 2017. See “—The introduction of the new accounting principle IFRS9 “Financial Instruments” may have adverse consequences if we fail to fully comply with such new principles;”.

New and stricter regulatory requirements may also adversely effect our regulatory capital, such as the expected review of the use of internal models to measure capital requirements in view of Basel Pillar 1 risks, with reference to operational and market credit risk profiles, which could determine, among other things, a significant increase in risk weighted assets, the need to support new plans aimed at a quicker reduction of the stock of NPLs and/or the assessment of particularly challenging market scenarios requiring the availability of adequate capital resources to support the business of our Group.

As a result of the above, our Group may undergo a reduction in its capital ratios compared to the situation on the date of the Offering Circular. In this case, also faced with possible external factors and unforeseeable events out of its control, our Group may need to take suitable steps and/or implement measures aimed at restoring adequate capital ratios, partly in view of “fully phased Basel 3”. Such prudential level, reasonably above the minimum regulatory requirements, may be determined by examining the overall development prospects of our business and the ability to absorb hypothetical shocks and/or a stressed business environment, in line with the policies deemed suitable by our management. Moreover, the Supervisory Authority could set additional requirements and/or change the parameters used to calculate capital adequacy requirements, or it could interpret the regulations governing the requirements for capital adequacy in a manner that is unfavorable to us, with the need to adopt further measures to strengthen capital. Any of the above may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

Any deterioration in our capital ratios could impact, among other things, our ability to access the capital markets. The resulting, possibly significant, increase in the cost of funding may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations. Similar effects, including on the reputation of the Group, could arise from any requests for intervention by the Supervisory Authority or from a downgrade of the Company by one or more rating agency. If we are required by the Supervisory Authority to raise capital but unable to do so in the market, this may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

The disposal of the NPL portfolio may not realize the value currently anticipated, and there is no assurance that such disposal will take place

The valuation of loans on our balance sheet, including those subject to disposal, are based on an estimate of the obtainable inflows arising from credit recovery, considering the array of possible actions and taking into account the borrower’s ability to pay and the estimated realizable value resulting from the enforcement of any guarantees securing the loan, net of the relevant direct costs. In line with the relevant international accounting principles, the book value of such loans is determined by discounting such estimated inflows on the basis of the actual original interest rate and the expected time of recovery.

Disposals of loans may result in the entry in the income statement of greater impairment losses on loans for a significant amount, resulting from the difference between the book value and the market value of such loans. The difference between the book value and the market value is partly due to the high rates of return that potential purchasers are seeking to advice in consideration of the risk they are assuming, as well as the potential purchaser factoring in the management and other overhead costs required for the collection activity that they must cover.

We previously transferred part of our NPL portfolio with a value of Euro 938.3 million as at the cut-off date of August 31, 2016, to a securitization vehicle by using the GACS state guarantee (granted by the MEF by a decree dated August 9, 2017) on the senior tranche. On July 5, 2017, the SPV issued three different classes of securities (senior, mezzanine and junior). This securitization transaction featured the initial subscription by the transferring banks (the Company, Banca Cesare Ponti and Banca del Monte di Lucca) of 100% of the senior, mezzanine and junior securities at their nominal value of approximately Euro 309.7 million (equal to approximately 33% of the gross value of the loans sold) and the subsequent sale to institutional investors of the mezzanine and junior tranches. The senior tranche, for which a GACS was issued, is retained in the transferring banks’ portfolio. Therefore, we are still exposed to the transferred NPL portfolio through the senior tranche.

We have identified a second portfolio of NPLs with a gross aggregate amount of up to Euro 1.2 billion for disposal as part of our NPE management strategy. The Company is in the process of identifying an investor with which to negotiate and close the transaction. This transaction is in line with refocusing our core business as a commercial bank and aligns with our NPL management strategy and capital strengthening actions. This strategy was reflected confirmed in Business Plan, including the sale of the Bad Loan portfolio for an amount up to approximately Euro 1.4 billion, the sale of the recovery platform, and during 2018, the sale of an Unlikely-to-Pay portfolio for a gross amount of approximately Euro 500 million. See “Business—Material contracts—Assets held for sale”.

The Bad Debt portfolio to be sold had a GBV of approximately Euro 1.4 billion as of March 31, 2017. The planned sale is expected to take place at a price established on the basis of discounted cash flows that will be generated from recovery of the loans, which vary based on the assets underlying the portfolio, and which will include a discount component representative of the estimated performance by the buyer.

In order to maximize the economic value of the disposal, the disposal process has been divided into two distinct phases:

i) an initial non-binding first stage, during which 15 non-binding offers were received from potential investors. The bids were mainly based on an analysis of the assets and a so-called loan tape containing more detailed information on the underlying receivables; and

(ii) a second phase (“Binding”) in which a shortlist of five investors was selected on the basis of their non-binding offers (“Non Binding Offers”), which will end in November, with the possible receipt of a binding offer (“Binding Offer”). The potential investors involved at this stage are represented by national and foreign groups specializing in bad loan portfolios and NPL management platforms with a significant track record in similar transactions. The Binding Offer will be based on the information that potential investors received through access to a virtual dataroom containing an updated loan tape and interviews with our management.

As of the date of this Offering Circular, there is uncertainty regarding the structure of the disposal, the Binding Offer that will be received, the scope of the Binding Offer and the assessments that ultimately govern the conditions to which such Binding Offer will be subject.

The Company does not anticipate significant delays of the Binding phase, although an extension may be required. In any case, after receipt of the Binding Offer in November, the Company will examine the offers the Company may select one or more potential investors to enter into an exclusive negotiation phase depending on the terms of the Binding Offer.

Following the process described above, the Company has entered into exclusive negotiations with Credito Fondiario S.p.A., until December 5, 2017, for the sale of the portfolio of Bad Loans for approximately Euro 1.2 billion, and for the sale of the recovery platform. No definitive agreement has yet been reached, and the Company’s estimate as set out in the Business Plan of the sale of the portfolio of Bad Loans for Euro 1.4 billion remains unchanged.

We expect to complete the sale of the recovery platform by the end of the first quarter of 2018. This transaction is expected to have an impact on our expected results for the fourth quarter of 2017 as a result of the increase in value adjustments.

In the Unaudited Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2017, the loan portfolio in relation to future disposal has not been valued at fair value, and on September 30, 2017, our Group applied, for the purposes of the credit assessment, the criteria set out in its accounting models based on the ordinary credit recovery strategy. The abovementioned disposal of loans may require further valuation adjustments in the income statement in relation to such loans, which could have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

In the SREP Decision 2016, the ECB observed that the losses forecast by us (as a result of the first disposal transaction described above) were underestimated compared to current market prices recorded on the Italian market. If we underestimate losses and ultimately suffer losses greater than forecast by us in a disposal of the portfolio of Bed Loans, it may have a material adverse effect on our and/or the Group’s business, financial condition and results of operations.

Furthermore, we may not be able to find any counterparty willing to participate in a loan disposal on satisfactory terms.

In addition, should the ECB or others Supervisory Authorities require us to pursue an NPL reduction on a stricter timeframe or for a greater amount than those forecast, this or any of the above-mentioned factors may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

The asset disposals provided for in the Business Plan is likely to affect our future profitability

The Business Plan calls for a number of extraordinary transactions, including the sale of our shareholding in Creditis and our merchant book business. See “Annex D—Carige Group’s 2017-2020 Business Plan”. In preparing the Business Plan, the Company considered the ECB’s observations of August 2, 2017, in which the ECB requested the Company to assess whether such transactions would compromise its future profitability and highlighted the risk that the sales could have a negative impact on our profitability. In particular, Creditis had the following contribution to the Group:

•	Net interest income of Euro 40.5 million for the year ended December 31, 2016, and Euro 29.6 million for the period ended September 30, 2017;

•	Net fee and commission income of Euro 42.3 million for the year ended December 31, 2016 and Euro 31.1 million for the period ended September 30, 2017; and

•	Profit of Euro 25.4 million for the year ended December 31, 2016 and Euro 18.9 million for the period ended September 30, 2017.

Following the disposal of Creditis and our merchant book, our Group will no longer receive the income and profit from such businesses, and the Projections contained in the Business Plan on the effect of the sales may overestimate the transactions’ positive effects, both of which could have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our future profitability is uncertain

In recent years, profitability for Italian banks has been subject to increasing pressure, caused by the economic and financial crisis that commenced in 2007, which led to substantial stagnation in the intermediation margin and a significant increase in credit risk. The profitability of banks has been further pressured by the extraordinary costs linked to the reduction of personnel, which are partly offset by an operating expenses containment policy.

Our and our Group companies’ results have been materially influenced by difficult and unstable economic conditions: specifically, starting with the financial year ended December 31, 2013, we have recorded losses predominantly connected to adjustments to loans to customers. We recorded net losses of Euro 296,068 thousand, Euro 130,141 thousand and Euro 545,838 thousand for the years ended December 31, 2016, 2015 and 2014, respectively.

For the nine month period ended September 30, 2017, we recorded a net loss of Euro 210.4 million (compared with a loss of Euro 224.0 million For the nine month period ended September 30, 2016), also due to loan adjustments for approximately Euro 175 million and losses amounting to Euro 98 million related to the portfolio of NPLs sold through securitization.

The recorded profitability level of the Company has also been impacted by weakness in interest margin, in the context of intermediation margin, which is affected by the historically low interest rates, a decline in volumes and a reduction in net commissions and fees, also influenced by a reduction in operations.

The absence of distributable profits led to failure, commencing from 2014, to pay interest accrued over the period on the “Euro 160,000,000 8.228 per cent Perpetual Subordinated Fixed/Floating rate notes” (ISIN XS0400411681), pursuant to the terms and conditions of such notes.

In its SREP Decision 2016, the ECB emphasized an extremely weak level of profitability which has resulted in an erosion of our Group’s capacity to generate cyclical operating income and consequently an extremely high cost-income ratio. One of the most significant factors influencing the capacity of the Company to generate profits is the high credit risk arising out of the level of NPLs.

The Business Plan provides for a set of interventions which we believe, if realized together with other measures provided, will enable our return to profitability, specifically through the improved contribution of income from interest margin and net commissions and fees, a further reduction in operating expenses and renewed credit management policies. A set of actions has been identified intended to relaunch business, also for the purpose of realigning the level of profitability with that of the Group’s main competitors, including the transfer of the NPL portfolio mentioned above and a broader strategy relating to Unlikely-to-Pay portfolios. As a result of the probable losses associated with the imminent disposal of the Bad Loan portfolio, which was not reflected in the interim report at September 30, 2017, will only be recognized in the financial statements as of December 31, 2017, i.e., after the expected completion of the Capital Increase. In addition, we expect that in the fourth quarter of 2017 our loan adjustments will increase significantly due to the planned disposal transaction of up to Euro 4 billion and the actions aimed at increasing the coverage levels also taking into account the coverage targets required by the ECB. For the fourth quarter of 2017, we also expect our personnel expenses to increase due to the reduction of staff started in the last part of the current year. Therefore, we expect to record significant losses for the 2017 financial year. See “Summary—Recent Developments”.

The risks arising from the failure of the Company to return to profitability have also been highlighted in the credit ratings that Moody’s and Fitch issued in 2016.

Any failure to implement or complete the actions provided could prevent us it from achieving pre-established Business Plan targets, including in relation to profitability, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations. In addition, the implementation of the actions provided may not achieve the desired result, or our Group may be required to meet more stringent targets for reducing the amount of NPLs than at present, including following requests from the Supervisory Authority. Moreover, any deterioration in macroeconomic conditions could result in the reduced success of those actions and a consequent need for us to identify additional measures intended to achieve an adequate level of profitability.

Finally, even if future financial periods are profitable, it will not possible us to distribute dividends, as the ECB has placed a prohibition on the distribution of dividends pending any new communication following a periodic SREP.

For further information please see “—If we are unable to achieve the Capital Increase, we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD, which may result in Shareholders’ investments being canceled or substantially reduced”, “—The periodical assessments by the ECB may result in a further deterioration of our Group’s asset quality and adversely affect our Group’s financial position and condition”, “—Our Group may be unable to fully or successfully implement its business plan”, “—Unfavorable developments in our credit ratings could increase our funding costs and affect our ability to access capital markets” and “—We and our Group’s business and prospects have been affected and will continue to be affected by macroeconomic and market conditions”.

Our Group may be unable to obtain required liquidity and/or long term-financing

Our Group is subject to liquidity risk, which is the risk that our Group will be unable to meet its payment obligations as they fall due. Typically, this risk consists of a funding liquidity risk, which is the risk of a financial institution being unable to meet its own payment and other obligations efficiently due to its inability to obtain funding without compromising its asset base or financial condition, and a market liquidity risk, which is the risk of a financial institution being unable to liquidate an asset without suffering a capital loss due to the relevant market for such asset not being sufficiently deep or due to the time that is necessary to liquidate such asset.

Liquidity for our Group’s operations and access to long-term financings are both necessary to achieve our Group’s strategic objectives, in particular, to enable our Group to meet its payment obligations in cash, whether scheduled or unscheduled, and avoid compromising its current operations and financial condition. Our Group may be unable to obtain the required level of liquidity or long term-financing due to its inability to access the debt markets, dispose of its own assets or liquidate or refinance its own investments. Such inability could in turn result from a deterioration of market conditions, lack of confidence in the financial markets, uncertainty and speculative behavior relating to the solvency of market players, credit rating downgrades or operational difficulties experienced by third parties. If our Group is unable to obtain the required level of liquidity at favorable terms and conditions or long-term financing at favorable terms and conditions, this may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Furthermore, an additional deterioration of the quality of our credit rating may adversely affect our liquidity position, due to the necessity to increase the funds required to cover non-performing loans, which would in turn adversely affect our ability to finance through our own funds.

Factors caused by a market shock not directly under our control, such as political crises, financial crises, catastrophic events or a market crisis, may lead to difficulties in renewing loans, in accessing some markets, and/or unexpected withdrawals by depositors and those to whom a credit line has been granted. Other factors may also adversely affect our liquidity such as certain financial products including contracts in certain circumstances (sudden shifts in the market, bankruptcies or ratings downgrades) which trigger the request for further collateral by counterparties. In addition, undrawn committed credit lines which, in the event of a crisis, could generate an increase in the demand for liquidity from customers.

See “—Risk Management—Liquidity”.

We have participated in the ECB’s Targeted-Longer Term Refinancing Operations (“T-LTROs”). See “Regulation”. In September and December 2014, we took part in the first two offers of T-LTROs in the nominal amount of Euro 1,130 million (respectively Euro 700 million and Euro 430 million), against a total that could be requested of Euro 1,140 million (the so-called initial allowance). In addition, we obtained funding of Euro 160 million in June 2015, of Euro 710 million in September 2015 and of Euro 300 million in December 2015 with exposure to the T-LTRO program at the end of 2015 of Euro 2.3 billion. In March 2016, no program funding was requested, while in June 2016 the T-LTRO loan of 2.3 billion was repaid in advance in light of the possibility of taking part in the new T-LTRO II program. As of September 30, 2017 we benefitted from the T-LTRO II financing program for an amount of Euro 3.5 billion.

From 2015, ECB extended the securities purchasing program (“Quantitative Easing” or “QE”). As of the date of this Offering Circular, our Group does not meet the requirements to access Quantitative Easing as the direct counterparty of purchases by the Central Bank because it is not a primary dealer (intermediaries operating as market makers on the electronic wholesale market for government securities), while in terms of the securities issued, issues of Covered Bond (with a notional value of Euro 3,800.5 million as at September 30, 2017) are included among the securities that can be purchased in the Quantitative Easing program.

In the current economic, financial and political environment, liquidity risk is likely to remain at a high level in the near future. Specifically, based on annual averages by quarters, the funding gap of the banking system in Italy in the period 2014-2016 was as follows: in 2014 Euro 143.6 billion, in 2015 Euro 146.2 billion and in 2016 Euro 132 billion (Sources: Financial Stability Report of the Bank of Italy No. 1/2015; Financial Stability Report of the Bank of Italy No. 1/2016 and the Italian Economy in brief (the Bank of Italy—Economy and Statistics Department) No. 109/2016).

The above minimum requirement of 90% was confirmed by the final decision regarding the outcomes of the SREP 2016, received by the Company in December 2016. As of September 30, 2017 the above parameter stood at 125% (124% as of December 31, 2016), above the requirement of 90%. Although we have established monitoring and management systems aimed at managing our liquidity risk (see “—Risk Management—Liquidity”), the persistence of adverse market conditions and/or any deterioration in such conditions, a deterioration of the economy as a whole, further falls in the credit rating of the Company, and more generally the inability of the Company to obtain from the market the resources required to meet its liquidity needs and/or regulatory requirements as introduced from time to time under Basel 3. In addition, any unfavorable changes in the funding policies established by the ECB or changes in the access requirements for this funding, including changes in the criteria to identify the types of assets that can be used as collateral and/or their valuations, may impact our capital position. Finally, failure to meet the minimum regulatory requirements applicable to the Company for liquidity parameters—and specifically for the LCR as well as, the NSFR (a measure which becomes applicable on January 1, 2018 with a minimum requirement of 100%, and establishes the minimum acceptable level of stable funding based on asset liquidity features and the features of transactions over a period of one year), could lead to the imposition by the Supervisory Authorities of specific measures against us and, if we and/or Group were not able to adopt these measures or to meet the obligations imposed by the Supervisory Authorities.

Any tension on the bank liquidity segment as well as risks deriving from external factors may adversely affect future liquidity, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our internal liquidity risk management systems may not promptly or sufficiently identify weaknesses in liquidity

Our ability to maintain an adequate level of liquidity over time and access to funding is fundamental to our ability to meet our expected and unexpected payment obligations on an ongoing basis, without interfering with our ongoing day-to-day operations or impacting on our financial position.

Our liquidity management and control system is aimed to address the default risk arising from potential insufficiencies in liquidity, including for reasons beyond our control such as a general economic downturn. This system is designed to measure variations in liquidity related to the dynamics in lending, direct funding, wholesale funding and the portfolio of required securities as well as in other transactions but which cause a variation in liquidity buffers, with the aim of ensuring continued balance by estimating the evolution of short-term liquidity indicators (LCR—Liquidity Coverage Ratio), medium/long-term indicators (NSFR—Net Stable Funding Plan) and liquidity buffers, also taking into account, the Risk Appetite Framework (“RAF”). This activity is set out in our funding plan document, drawn up each year, which specifies strategies to: (i) maintain current and anticipated risk levels in line with the risk appetite approved by our board of directors; (ii) maintain sufficient capital for such risks; (iii) ensure liquidity oversight for the prudential management of cash flows generated by day-to-day operations; and (iv) foster over time the production of profits and, consequently, the distribution of dividends which are a satisfactory remuneration for Shareholders. Variations in liquidity arising from funding hypotheses are assessed by verification of the ability to maintain: (i) short term balancing by measurement of the “forecast” LCR; and (ii) adequate long-term balancing, by measurement of the “forecast” NSFR and Funding Gap (which is the difference between balances of deposits and balances of loans). Our funding plan is drawn up by developing baseline and alternative scenarios of markets deterioration to test the strength of such plan in worsening conditions and identify what additional corrective actions are needed. In addition to management parameters, the NSFR is monitored. This parameter, which becomes applicable on January 1, 2018 with a minimum requirement of 100%, establishes the minimum acceptable level of stable funding based on asset liquidity features and the features of transactions over a period of one year.

Between September 21, 2015 and December 11, 2015 the ECB, in its capacity as Supervisory Authority carried out an on-site inspection to assess liquidity risk and the interest rate risk of the banking portfolio of the Company. On July 11, 2016 we received the outcomes of that inspection. The observations made by the ECB relate to organizational aspects and the processes involved in both risks. Specifically, in relation to the systems adopted by the Group to manage liquidity risk and to carry out stress tests, the ECB required the adoption of suitable internal regulations for the Contingency Funding Plan. See “Business—History and Recent Developments— Inspections and thematic reviews by the ECB”. In addition, on September 27, 2017, we received a draft decision from the ECB which, on the basis of the annual SREP as of December 31, 2016, sets forth the prudential requirements for the Company for 2018. On October 31, 2017, the Group received further communication from the ECB in relation to the 2017 SREP, which highlighted a number of weaknesses and points of attention with regard to the companies of our Group. The letter set out, among other things, that our ability to continue to operate as a stand-alone bank over the long term is strongly related to the ability to formulate and implement a credible plan based on the significant reduction of our NPL portfolio in the short-term and the implementation of measures aimed at improving the Company’s profitability, and included criticism of the compliance function in relation to its lack of involvement and influence in key decisions, weakness of the Internal Audit function in planning and approaches to audit activities, risks related to computer risks with regard to the limited awareness of these risks by the board of directors and the lack of information flows, and identified shortcomings and problems associated with risk management, and noted that short-term liquidity shortcomings remain weak. See “Business—History and Recent Developments—SREP 2017”.

Our Group has adopted a Contingency Funding Plan (“CFP”) aimed at protecting our Group and individual companies from stress situations or crises of various degrees, and ensuring operational continuity in the event of a sudden reduction in available liquidity. Therefore, to anticipate stress or a liquidity crisis, some Early Warning Indicators (EWI) are monitored.

The abovementioned monitoring and management systems for liquidity risk, may not, including as a result of unforeseeable events such as a deterioration in market conditions and the overall economy, or a credit rating downgrading of the Company, promptly or sufficiently identify weaknesses in liquidity so that extraordinary corrective actions can be taken. Further monitoring and management systems for liquidity risk which are introduced in the future may not adequately identify liquidity risks, and addition, such monitoring and management systems may not accurately predict future events. Any of the above situations could lead to difficulty for us in obtaining the resources from the market required to meet our liquidity needs, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, in the days leading up to the launch of the Capital Increase, the Company has experienced a heightened strain on its liquidity position resulting from uncertainty surrounding the launch of the Capital Increase. Any continuation or worsening of strain on our liquidity position could have a material adverse effect on our business, financial condition and results of operations.

The periodical assessments by the ECB may result in a further deterioration of our Group’s asset quality and adversely affect our Group’s financial position and condition

On October 26, 2014, the ECB, the EBA and the national regulatory authorities (including, in our case, the Bank of Italy), communicated the results of the comprehensive assessment they undertook of 130 European banks, including us, deemed significant based on a number of criteria including the total value of assets (the “Comprehensive Assessment”). The Comprehensive Assessment was conducted in preparation for the transition to a single supervisory mechanism, which governs the principles and tasks involved in the activity carried out by the ECB and by the national Supervisory Authorities that came into force on November 4, 2014 (the “Single Supervisory Mechanism”).

When exercising these supervisory powers, the ECB and the Bank of Italy conduct various ordinary periodic inspections and/or verification relating to the Company, aimed at performing their task of prudential supervision. Such inspections and/or verification support the annual supervisory review and evaluation process (SREP), which aims at verifying that the credit institution has implemented proper measures of capital management and organization control of assumed risks, in order to ensure an overall operational equilibrium. In particular, the SREP is based on the following four pillars: (i) evaluating whether the business model is viable and sustainable; (ii) evaluating the adequacy of corporate governance and risk management; (iii) evaluating capital risks; and (iv) evaluating liquidity risks. At the end of the annual SREP, the Supervisory Authority delivers a decision (“SREP Decision”) setting forth capital and/or liquidity quantitative requirements, as well as any additional recommendations regarding organization and internal control which the individual credit institution must comply with, according to the methods and in the timeframe laid down.

As a result of the SREP, the ECB may require us to adopt certain corrective measures, which could affect the management of the Group, including the request (i) to hold assets above the regulatory limits; (ii) to undertake actions aimed at strengthening systems, procedures and processes concerning risk management, internal control, and capital adequacy; (iii) to set limits to distribution of income or other assets, as well as, with reference to financial instruments which can be accounted for as total capital, to prohibit the payment of interests, and (iv) to prohibit corporate transactions or otherwise, in order to reduce the risk level. Finally, there is a risk that we may be required to apply the resolution tools under the Legislative Decree no. 180/2015 which has transposed in Italy the BRRD. See also “Business—History and Recent Developments—SREP 2017”.

In the event that we fail to carry out in whole or in part the above measures, we could experience losses and a decrease in asset values, or in the event of unfavorable outcomes of the periodical review on our capital requirements conducted by the ECB from time to time, we may need to implement further capital strengthening measures. We may not be able to implement such further capital strengthening measures for economic reasons. Any of these events could have may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, if the ECB recommends an additional Asset Quality Review and a review on the procedures implemented to address any impairment of financial assets, and such reviews are followed by a supplemental Stress test, we may be unable to meet the minimum standards set out in such verification. In such circumstances, we may be subject to ECB’s new capitalization measures or other initiatives designed to cure capital shortfall, and may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our Group is subject to a number of operational risks

Our Group is subject to the operational risk to which all the financial institutions are exposed, that consists in the risk of incurring losses due to internal or external frauds, from the inadequacy or malfunctioning of our

Group’s policies and procedures, human error, the lack of adequate human resources, deficient internal control systems or external factors, disruptions or malfunctioning of the services and systems (including the IT systems). Our Group’s operational risk also includes our Group’s legal risk but does not include our Group’s risks relating to our Group’s strategy or reputation.

With reference to quantitative matters, the impact in terms of operational losses (gross losses, including provisions for risks and charges, recognized for the first time in 2016), at September 30, 2017 at consolidated level is equal to Euro 5.4 million, while at December 31, 2016 it was equal to Euro 11.7 million at consolidated level.

In addition, the Basel Committee has published a consultation document with proposed amendments to rules on capital requirements in relation to operational risk (“Standardized Measurement Approach”). Any change to calculation criteria could result in an increase in requirements and impact the Group’s capital adequacy. If our internal policies of risk management should prove to be inadequate, including in light of the aforementioned changes, we could face unexpected or underestimated risks that could result in significant losses and have a material adverse effect on our Group’s business, financial condition and results of operations.

Furthermore, regardless of the adequacy of our risk management policies, given the current market conditions, we cannot exclude the possibility of negative future events deriving from unforeseeable circumstances that our Group and our management may not fully control. Lastly, considering the importance of IT systems for the activities carried out by us and our Group, the occurrence of one or more of these events and circumstances may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations. For further information on the risk management system, see “Risk Management”.

Our Group’s risk management policies could leave our Group exposed to unidentified or unanticipated risks

Our Group has structures, processes and human resources aimed at developing risk management policies, procedures and assessment methods for its activities, in compliance with the new prudential supervisory instructions for banks including with respect to the Internal Capital Adequacy Assessment Process—ICAAP and Risk Appetite Framework (RAF). The Company coordinates such processes and sets forth specific limitations for each of its subsidiaries. These methods and strategies may be inadequate for the monitoring and management of certain risks, and, as a result, our Group could suffer greater losses than those contemplated by the methods or suffer losses not previously considered, or there could be an element of human error in evaluate elements of risk in the performance of certain operations within the Group and in providing prompt and adequate information within the risk management structure.

The occurrence of unforeseeable events, or events which have not been considered by the risk management division, also due to the situation of high uncertainty and volatility of market trends, or the occurrence of any of the abovementioned circumstances, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

The contract which we have entered into for the transfer of the equity interest we held in the Insurance Companies and the related distribution agreement contain a number of obligations we must fulfill

On June 5, 2015, the Company and Primavera Holdings s.r.l., a company controlled by funds affiliated with Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), completed a transaction in which the Company sold its entire shareholding in Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (Carige Assicurazioni) (together, the “Insurance Companies”) to Apollo. The sale was carried out pursuant to a sale and purchase agreement previously entered into by us and Apollo on October 28, 2014 (the “Amissima SPA”). The purchase price was Euro 310 million.

The Amissima SPA contained a number of representations and warranties in favor of Apollo, which we gave as of the date of the Amissima SPA and the closing date, and an indemnity in favor of Apollo which is capped at approximately Euro 99 million. For more information, see Business—Material Contracts—Sale of the shareholding in Amissima Vita (formerly Carige Vita Nuova). Any breach or inaccuracy of the representations and warranties we provided may therefore lead to possible indemnification obligations for us.

In the context of the sale of the Insurance Companies, we and other banks of the Group as distributors (the “Distributors”) entered into a long-term agreement with the Insurance Companies governing the distribution of life and non-life insurance products (the “Distribution Agreement”) in line with the insurance distribution plan (the “Distribution Plan”), against payment of contractually defined commissions to the Distributors. The Distribution Agreement provides for certain targets to be met during to ten year life of the contract. In case of breach of the obligations related to the distribution of products pursuant to the Distribution Agreement, the Insurance Companies will be entitled to the payment by us of a penalty or damages, or, on the satisfaction of certain conditions, to terminate the Distribution Agreement. Any termination of the Distribution Agreement would impact upon our ability to distribute the life and non-life insurance products subject thereto, which would impact on our ability to obtain commissions. For the year ended December 31, 2016, we met the net production targets for Class I policies. However we failed to meet those relating to Class III policies leading to libailty for penalties amounting to Euro 4 million, partly offset by the Euro 0.5 million bonus accrued by us in 2015.

On June 17, 2016, the board of directors approved a resolution to commence legal action against Mr. Cesare Castelbarco Albani, former Chairman of the Company, Mr. Piero Montani, former Chief Executive Officer of the Company, and some affiliates of the Apollo Group (Apollo Management Holdings L.P., Apollo Global Management L.L.C., Apollo Management International L.L.P., Amissima Holdings s.r.l., Amissima Assicurazioni S.p.A., and Amissima Vita S.p.A.) to obtain compensation for damages arising from the disposal of the Company’s equity investments in the Insurance Companies and other conducts subsequently held by the same group. Amissima Holdings have raised a counterclaim for compensation, with the total value of such counterclaim amounting to approximately Euro 622 million.

In management’s opinion, between 2014-2016 and in the context of the sale of the Insurance Companies, due to the negligence or complacency of a number of then directors of the Company, a number of entities of the Apollo Group were able to realize significant profits, causing damage to the Company. The Company may not be able to recover its losses. See “Business—Material Agreements— Sale of the shareholding in Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (formerly Carige Assicurazioni) and the related distribution agreement—Legal Proceedings Initiated by us”.

On November 22, 2016, the Company filed a request for arbitration with the Arbitration Chamber of Milan, in which it requested that the clauses of the Distribution Agreement entered into with Amissima Vita (formerly Carige Vita Nuova) in relation to the exclusivity obligations in relation to the distribution and penalties be declared null and void and, consequently, that the court declare the entire Distribution Agreement null and void or Amissima Holding S.r.l. has submitted a counterclaim (quantified on a preliminary basis in the amount of Euro 200 million) taking into account the possibility that it may be defeated in the arbitration proceedings. See “Business—Material Agreements—Distribution Agreement—Legal Proceedings Initiated by Us”.

As of the end of 2016, the Company has reassessed all of the abovementioned interconnected contractual relationships with the Apollo group. The pre-existing risks and charges funds (in cash) (Euro 3.5 million related to the Distribution Agreement which was set aside as of September 30, 2016 and Euro 1.1 million related to the Distribution Agreement, set aside as of December 31, 2015) have been supplemented by an amount of Euro 15 million (in cash), which is entirely dedicated to the Distribution Agreement. A similar assessment was performed during the first half of 2017. The assessments carried out led a further increase in the funds set aside for risks and charges by the amount of Euro 14.6 million (in cash). Such adjustment brought the total amount of the funds (in cash) for risks and charges dedicated to the Distribution Agreement to approximately Euro 34 million. These provisions do not include, and we have not made any provisions for, any potential liabilities in connection with the above-mentioned ongoing legal proceedings, including the counterclaim of Euro 622 million.

In the future, we and/or any of the other Distributors may not comply with one or more of the commitments contained in the Distribution Agreement, which could result in the termination of the Distribution Agreement. In addition, the results obtained could be lower than the targets established under the Distribution Plan, which would trigger our obligation to pay sums either penalties or adjust our fees, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Furthermore, while we have set aside provisions for risks and charges in respect of claims under the indemnity provisions of the Amissima SPA, and in relation to any claims for damages and/or penalties under the Distribution Agreement, any such provision may prove to be insufficient in respect of actual charges, costs, and claims for penalties and compensatory damages relating to pending causes of action. In addition, the Group may in the future be obliged to incur charges, costs, and claims for penalties and compensatory damage that are not covered by provisions made. Any of the above-mentioned circumstances may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

See “Business—Material Contracts—Sale of the shareholding in Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (formerly Carige Assicurazioni) and the related distribution agreement”.

Our Group is exposed to market risk

Our Group is exposed to the risk that the value of our financial assets may decrease or that the value of our financial liabilities may increase due to trends in such market-related factors as stock prices, interest rates, exchange rates, prices of securities and commodities and their volatility. Market risk arises both in relation to our Group’s trading book, which includes the securities held by us for trading as well as the derivative instruments linked to such securities and our Group’s banking book, which includes financial assets and liabilities other than those that constitute our Group’s trading book. With reference to stock prices, the Group is subject to marginal risks, considering that the equity investments held as of September 30, 2017, were equal to Euro 12.6 million (Euro 15 million as of December 31, 2016), net of the equity interests held in the Bank of Italy and in the Atlante Fund, and they represented 0.6% of the Group’s securities portfolio. Fluctuations in interest rates in Europe and, consequently, Italy, which is the market where our Group almost exclusively operates, affect our Group’s results of operations.

The results of our Group’s banking and financing operations depend on the management of our Group’s exposure to interest rates, which consists of the relationship between interest rate fluctuations in the relevant markets and fluctuations in our Group’s net interest income. A misalignment between the interest income received by our Group and the interest expense payable by our Group, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Such events and the continuation of the current level of interest rates or to the high volatility of the interest rates in combination with the uncertainty of the funding markets could adversely affect our interest margin and the value of assets and liabilities held by our Group, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our Group is exposed to interest rate risk

Interest rate fluctuations may have a negative impact on the assets and on our interest margin generated by our assets and liabilities which are not included in the supervisory trading portfolio. In connection with variable interest rate transactions, the risk arises from mismatches in maturities (maturity gap) and characteristics and timing of revision of the remuneration terms (refixing gap). In connection with fixed rate transactions, the risk arises from mismatches in maturities. In addition, broader economic factors, including national monetary policy, macroeconomic performance and the political environment can affect interest rates.

In relation to our financial position, the purpose of monitoring the interest rate risk of the banking portfolio is to measure the impact of interest rate changes on the market value of our capital in order to preserve its stability. The variability of the value of the assets following a shock on the interest rates is measured according to two different approaches: the supervisory standard approach (duration analysis) and internal model (sensitivity analysis). Pursuant to the duration analysis approach, the variation in the value of assets is measured based on the duration criteria applied to aggregates of transactions categorized in a time bucket of reference on the basis of the date of maturity or re-pricing. In accordance with the sensitivity analysis approach, the variation in the value of the assets is measured, at individual transaction level, as the difference between the fair value before and after the shock.

From the results of operations standpoint, the purpose of the monitoring of the interest rate risk of the banking portfolio is to measure the expected interest margin within the timeframe of one year (gapping period).

The variability of the interest margin following a shock on the interest margins is measured in accordance with a gap analysis approach, pursuant to which this variability depends on both the reinvestment (refinancing) on market conditions which were unknown ex ante of the capital cash flows maturing in the reference period, and the variation in the cash flows due as interest (for floating interest rate transactions).

Our Group carries out ongoing checks of the impact of the variations of interest rates on the interest margin, intermediation margin, profit and net assets. With respect to the value as of June 30, 2017, an increase of 100 basis points in market interest rates would have resulted in an increase of (i) the annual interest margin of our Group by approximately Euro 42.3 million, of which Euro 42.3 million relating to the banking book, (ii) the annual intermediation margin by approximately Euro 42.3 million, of which Euro 42.3 million relating to the banking book, (iii) the annual profit of the Group (assuming a taxation rate of 33.07%) by approximately Euro 28.3 million, of which Euro 28.3 million relating to the banking book, and a decrease in the annual net assets of the Group by approximately Euro 14.0 million, all of which would be related to the banking book. A decrease of 100 basis points would have resulted, on average, in a decrease of (i) the annual interest margin of our Group by approximately Euro 3.5 million, all of which would be related relating to the banking book, (ii) the annual intermediation margin by approximately Euro 3.5 million, all of which would be related relating to the banking book, (iii) the annual profit of the Group (assuming a taxation rate of 33.07%) by approximately Euro 2.3 million, all of which would be related relating to the banking book, and an increase in the annual net assets of the Group by approximately Euro 31.2  million, all of which would be related relating to the banking book.

The levels of volatility and liquidity in the financial markets, together with demand from investors for specific types of securities, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Information technology risk is inherent in the services we provide

Our operations we depend on the correct and adequate functioning of the IT systems we use, as well as on their regular maintenance and update. In providing our services and in performing activities relating to corporate, management, accounting and statutory governance, the we use both our own and third party IT systems, including to allow our distribution and internal operating structures and software applications through which customers access the services to be integrated.

Our Group is exposed to the risk of suffering losses as a result of the inadequacy or malfunction of procedures, or access issues relating to its IT systems, or as a result of being subject to successful cyber-attacks. Among the principal risks relating to the management of our IT systems are the following: (A) internal factors, including (i) system failures and unavailability of the IT systems, which may have an impact on the business activities; (ii) deficiencies in the personnel skills and training methods (which may affect the quality of the activities carried out and lead to the need for us to perform greater quality control); (iii) potential material errors, arising from both human error and the malfunctioning of IT systems; (iv) potential negligent conduct and/or wilful misconduct by employees or external collaborators; and/or (B) external factors such as: (i) security breaches in the IT systems as a result of unauthorized accesses to the business network, and (ii) the introduction of viruses in the computers or any other form of unlawful conduct through the use of the internet. Similarly as cyber-attack attempts, similar breaches have become increasingly frequent over the years worldwide and can therefore threaten the protection of the data concerning the Group and its customers, and may affect the integrity of the Group’s IT systems as well as the trust of customers and the Group’s reputation, which may have an material adverse effect on our Group’s business, financial condition and results of operations.

In addition, as our Group has invested resources towards the development of software, upon occurrence of one or more of the aforementioned circumstances, we may incur losses due to replacing software, or bearing costs for it system repairs. In addition, we may also be exposed to regulatory sanctions. Complying with regulatory requirements could entail significant costs if we need to upgrade our IT systems in order to do so. Furthermore, there is no certainty that our business continuity and disaster recovery plans for internal and external IT systems, and our IT risk management policies will prove sufficient in addressing the risks of suffering losses as a result of any of the abovementioned malfunctioning or access issues relating to the Group’s IT systems or any successful cyber-attack, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

We are subject to a challenge by CONSOB in respect of our consolidated financial statements as of and for the year ended December 31, 2013

On January 9, 2015 CONSOB filed a claim against us with the Court of Genoa to have the Court declare our Shareholders’ meeting’s resolution of April 30, 2014, approving our unconsolidated financial statements as of and for the year ended December 31, 2013 null and void. In particular, CONSOB alleged that the aforesaid financial statements were in violation of the applicable accounting principles and in particular of IAS 1, 8 and 36. In this respect, CONSOB also requested that the Court ascertain and declare such violation. As a result, we restated such data in 2014.

In particular, CONSOB challenged our implementation of CONSOB’s requests made on January 10, 2014 (ruling No. 18758), concerning the impairment of goodwill and the interests held in the controlled banking and insurance companies recorded in our financial statements as of and for the year ended December 31, 2012. See

“Business—Litigation and other proceedings—CONSOB proceedings pursuant to Article 157(2) of the Consolidated Financial Act”. According to CONSOB, the incorrect application of IAS 8 was due to the failure to perform the restatement of the balances as of December 31, 2012, reflected in the opening balance in the 2013 financial statements, referring to the goodwill booked in the Group’s consolidated financial statements and the interests held in the subsidiary banks and insurance companies booked in the Company’s statutory financial statements. The breach of IAS 36, as stated in the complaint, relates to the impairment test of goodwill and of the value of the interests held as of December 31, 2012, whose effects are reflected in the corresponding opening balances of the 2013 financial statements. The violation of IAS 1 relates to the general accrual principle (paragraphs 27 and 28) since, as a result of the failure to perform the restatement of the balances as of December 31, 2012 referring to goodwill and equity interests, items originally referred to the 2012 financial year were subject to devaluation in the financial statements 2013.

Specifically, according to CONSOB, the Company, in the financial statements as of December 31, 2013, implemented only a few of the requests made by CONSOB in its ruling dated January 10, 2014, performing only some adjustments to the 2012 financial statements, while in respect of the other items judged non-compliant, the Company failed to implement the observations expressed by said Authority.

CONSOB has subsequently held that the relevant disclosure included in the financial statements, together with the acknowledgement of the error and the new resolutions approving the financial statements and consolidated financial statements as of December 31, 2013 would be sufficient to re-establish a correct overview of information, which would result in the discontinuance of the aforementioned claim. As a result, we have initiated the process aimed at ending the action and the financial statements and consolidated financial statements as of December 31, 2013, which replace the previous statements, limited to the supplementary disclosure provided in accordance with accounting standard IAS 8, have been approved by our Shareholders’ meeting on September 28, 2017.

As of the date of this Offering Circular, the proceedings have been adjourned. CONSOB may deem that such supplementary disclosure is insufficient, or that that, in the future, other objections or actions may be raised or brought by CONSOB, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

For further information, see our Consolidated Interim Financial Statements.

We are subject to risks related to legal proceedings and actions of supervisory authorities which could have a material adverse effect on our business, financial condition and results of operations

We are subject to litigation in the ordinary course of our business, including civil and administrative legal proceedings. As of September 30, 2017, aggregate damages sought in connection with pending legal proceedings against our Group amounted to Euro 23.2 million (Euro 23.4 million overall, as of December 31, 2016. See “Business—Litigation and other proceedings”). Euro 22.3 million of such amount relates to lawsuits filed against the Company and revocatory actions, in respect of which future expenditure and the length of the dispute settlement process have been estimated, and Euro 0.9 million of such amount relates to labor disputes.

Summarized below are certain ongoing legal proceedings. For more information, see “Business—Litigation and other proceedings”.

As of the date of this Offering Circular, the total number of actions pending against the Group relating to compound interest remains, in absolute terms, at moderate levels. We have made non-cash provisions included in the provision for risks and charges, equal to Euro 3.6 million at September 30, 2017 (compared with Euro 3.7 million at December 31, 2016). Article 120 of the Consolidated Banking Act was recently reformed with reference to compound interest. We believe that the entry into force of the CICR resolution should add certainty with regard to the criteria and procedures to be followed to generate interest in banking transactions. See “Business—Litigation and other proceedings—Disputes regarding compound interest (anatocismo)”) However, disputes regarding compound interest cannot be ruled out for the period between January 1, 2014 to October 1, 2016 due to the approach of some Courts which considered the new wording of Article 120(22) of the Consolidated Banking Act to be effective immediately albeit in the absence of the implementing administrative provisions to which this legal provision expressly referred.

On October 17, 2011 a statement of claim was notified by the Trustee in Bankruptcy in the liquidation proceeding for the Bernard L. Madoff Investment Securities LLC fund (“Madoff Fund”), seeking the repayment by the Company of the sum of USD 10,532,489.00, received in reimbursement of units held in the Fairfield Sentry Limited hedge fund (“Sentry Fund”): analogous action was taken against various other investors. See “Business—Litigation and other proceedings—Madoff Fund vs. Banca Carige S.p.A.”.

Furthermore, on March 23, 2012 the Trustee in Bankruptcy of the Sentry Fund, served statements of claim seeking (i) the repayment by Banca Carige S.p.A. of the sum of USD 10,532,489.00, received in repayment of units in the Sentry Fund and (ii) the repayment by Banca Ponti S.p.A. (now Banca Carige S.p.A. pursuant to the merger by incorporation dated November 26, 2010) of the sum of USD 2,182,155.91, received in repayment of units in the Sentry Fund. See “Business—Litigation and other proceedings—Fairfield Sentry Limited vs. Banca Carige S.p.A. / Fairfield Sentry Limited vs. Banca Cesare Ponti S.p.A.”.

In June 2013, the Company and other Group banks entered into an agency agreement (with no powers of representation) with Axitea Net S.r.l. for the management of activities for the collection, transport and counting of cash and valuables and connected activities. Axitea S.r.l. independently outsourced the activities to North East Service Spa (NES) which subsequently engaged in various breaches of contract. See “Business—Litigation and other proceedings—North East Service S.p.A.”.

Legal proceedings not considered for the purposes of the provisions we have set aside, including those provisions in relation to compound interest, could in the future give rise to additional liabilities, and the amounts already set aside in this provision may not be sufficient to fully cover the possible losses deriving from these proceedings if the outcome is worse than expected. This may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, in respect of a claim for damages amounting to Euro 100 million received during the financial year ended December 31, 2016 from the insolvency liquidator of a debtor, see “Business—Litigation and other proceedings—North East Service S.p.A.—Trustee in Bankruptcy”.

There can be no assurance that the outcome of any of the above or any other legal proceedings that has been brought against us will be favorable to us or that any amount that we set aside in a provision will be sufficient to fully cover the losses that could result from a negative outcome of such legal proceedings or if the outcome is worse than expected. Any such unfavorable outcome or any other legal proceeding in the future could have a material adverse effect on our business, financial condition and results of operations.

Our Group is party to pending tax proceedings

Our Group has conducted certain extraordinary transactions that could be subject to a particularly strict audit by the tax authorities.

The most significant transaction consisted in the contribution in 2012 of a going concern comprising the activities and the branches outside Liguria in Banca Carige Italia. We submitted such transaction to the tax authority for its prior approval and it did not raise any objections. However, the goodwill recorded in Banca Carige Italia’s financial statements was subject to an impairment test as of December 31, 2012, as of June 30, 2013, as at September 30, 2013 and as of December 31, 2013, pursuant to the provision of accounting standard IAS 36. This goodwill was fully impaired as at September 30, 2013. See “Business—Litigation and other proceedings—Merger of Banca Carige Italia into Banca Carige”.

On January 10, 2014, CONSOB, with its ruling No. 18758, raised certain issues and violations with respect to our financial statements as of and for the year ended December 31, 2012 and for half-year financial statements as of June 30, 2013. See “—We are subject to a challenge by CONSOB in respect of our consolidated financial statements as of and for the year ended December 31, 2013”.

With regard to the tax risk profiles relating to the legal challenge brought by CONSOB, on December 29, 2016, as a result of a previous inquiry by Liguria’s Regional Directorate of the Italian Revenue Agency on Banca Carige Italia S.p.A., the Company—in its capacity as the merging company—was served a notice of assessment containing two findings. The first relates to the redetermination of a tax credit from the conversion of deferred tax assets for 2013 (reducing it by approximately Euro 205 million); the second is about Euro 2.1 million additional tax (IRES—corporate income tax) payable resulting from partial non-acceptance of relief connected with the Economic Growth Stimulus (Aiuto alla Crescita Economica, ACE). See “Business—Litigation and other proceedings—Merger of Banca Carige Italia into Banca Carige”.

On March 7, 2014 the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office served a settlement and correction notice to Banca del Monte di Lucca (and to Banca del Monte dei Paschi di Siena S.p.A.) levying the principal registration tax (in addition to fines and interest) with reference to the deed of purchase of a company business signed by the Company in 2010. See “Business—Litigation and other proceedings—Banca del Monte di Lucca”.

An unfavorable outcome of any of the above-mentioned proceedings or any other tax proceeding may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

The development and interpretation of tax legislation may expose us to future costs and/or proceedings

Our activities are subject to various taxes, including, IRES, IRAP and related surcharges, tax on financial activities, tax on financial transactions, stamp duty and substitutive taxes. The taxation level to which we are subject could increase in the future. Changes in tax laws, including potential retrospective measures, could have negative effect on our current business models and may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, tax laws are complex and subject to subjective interpretations, and we are periodically subject to tax audits aimed to assess our compliance with direct and indirect taxes and on our obligations to pay taxes on behalf of other parties. The tax authorities might not agree with our interpretations of tax laws applicable to our ordinary activities and extraordinary transactions. The Group could also have, inadvertently or for reasons beyond its control, failed to fulfill or failed to comply with all the laws and regulations relating to the tax treatment of transactions or financial agreements, even between companies making part of the Group, which could give rise to unfavorable tax consequences and possibly result in significant penalties. In case of objections by the tax authorities on our interpretations, we could face long tax proceedings that could result in the payment of sanctions and have a material adverse effect on our Group’s results of operations, business and financial condition. In addition, our risk management procedures may be insufficient to ensure full compliance with regard to tax matters, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our Group may face Bank of Italy’s sanctions proceedings on money-laundering

From September 2013 to January 2014, the Bank of Italy carried out an inspection on our subsidiary Centro Fiduciario, pursuant to Article 47(1) of the Anti-Money Laundering Legislative Decree. Following the inspection and subsequent investigations by the Public Prosecutor of Genoa, on August, 26 2015, Centro Fiduciario was charged, as a jointly liable party, with violation of obligations under the Anti-money laundering Legislative Decree relating to reporting suspicious operations, punishable with an administrative fine ranging from Euro 124,654.20 to Euro 4,986,169.30. As of date of this Offering Circular, this proceeding is still in progress. Considering that Centro Fiduciario may not have the financial and capital reserves necessary to cover any charges arising out of the measure in question, on January 27, 2016, our board of directors resolved to undertake any future obligation to pay an administrative fine. See “Business—Litigation and other Proceedings—Inspections relating to anti-money laundering—Centro Fiduciario”.

The Italian finance police brought action against the pro tempore directors of the Company’s branches and against the Company itself, as severally and jointly liable, for alleged breaches, in the period going from January 1, 2015 to September 30, 2017, of Article 41 of the Anti-money laundering Decree, on the grounds of the failure to report a number of transactions deemed suspicious: the alleged breaches are punishable by fine for an amount ranging from 1% (i.e. Euro 24,231.7) to 40% (i.e. Euro 973,262.4) of the value of the overall transactions under examination. Between January 1, 2015 and June 30, 2015 the Italian finance police charged the managers of branches of the Company and the Company itself (on a jointly and severally liable basis) with a violation of Article 41 of the Anti-Money Laundering Legislative Decree for failure to report certain suspicious operations. Such alleged violations would be punishable by means of a fine ranging from 1% (equal to Euro 35,100.58) to 40% (equal to Euro 1,408,019.20) of the value of all disputed transactions. See “Business—Litigation and other Proceedings—Inspections relating to anti-money laundering—Banca Carige”.

A negative outcome of any of the above proceedings and/or an increase in the damages sought, or the initiation of new proceedings may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

We are involved in certain criminal proceedings

As of the date of this Offering Circular, criminal proceedings are currently pending before the Public Prosecutor of Rome, concerning the crimes of obstructing supervisory activities and market manipulation. These claims have been brought against the Company’s board of directors in office at the date of the events for both alleged crimes, while the offence of obstructing supervisory activities relates to the former general manger and other managers of the Company. The Company has direct liability for offenses committed in its interest or benefit in relation to the regulatory offenses. See “Business—Legal and other Proceedings—Criminal Proceedings”.

In the event of a negative outcome whereby we are convicted of the alleged regulatory offenses, we could be exposed to a fine not exceeding Euro 1.5 million (estimated on the basis of a prudential calculation of the maximum penalties set forth by law) in addition to the amount of profit arising from the offence, the estimate of which is uncertain given the type of offense.

The nature of the of the alleged offenses underlying the criminal charges mean that it is possible that other parties could join proceedings against the defendants, and that third parties may seek damages from our Group as a consequence of such alleged criminal offenses by our board of directors. At present, it is not possible to accurately estimate such a risk, which could materialize only after a first instance judgment is issued. The first instance proceedings will only take place if, at the outcome of the preliminary hearing, which is yet to be set, the judge will order the indictment before the Court.

Furthermore, as the criminal matters have received extensive press attention, such coverage may have adverse effects on our and our Group’s reputation and business.

Any of the abovementioned circumstances, including an outcome whereby we are convicted of the alleged regulatory offenses, or third parties seek damages or our reputation is damaged as a result of such conviction, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

See also “—The periodical assessments by the ECB may result in a further deterioration of our Group’s asset quality and adversely affect our Group’s financial position and condition” and “—We are subject to a challenge by CONSOB in respect of our consolidated financial statements as of and for the year ended December 31, 2013”.

We are exposed to failures in our corporate criminal liability organizational model

We adopted an organization, management and control model (the “Model”) as provided for by Legislative Decree No. 231 of June 8, 2001 (“Legislative Decree 231/01”) to implement a number of procedures to prevent the commission of crimes by our employees and management. The supervision of the procedures provided by the Model and the update, review and implementation of the Model are assigned to a specific supervisory committee appointed pursuant to Legislative Decree 231/01. In accordance with our directions, Creditis and Centro Fiduciario also adopted separate organization, management and control models and appointed independent supervisory committees. For further information, see “Our Management—Committees”.

There is no certainty that the Model we adopted and the other models adopted by the companies of our Group will be deemed adequate by the courts to exclude the administrative liability of the companies. In case of commission of the crimes contemplated by Legislative Decree 231/01 by our employees and /or management and if the courts deem the models inadequate, we may be ordered, in each case and for each offense, to pay a fine, and, in the most serious cases, we may have authorizations, licenses or concessions suspended or revoked, or be prohibited from conducting business, from contracting with governmental entities, or from advertising our goods and services. In addition to these measures, were we to be sanctioned under Legislative Decree 231/01, we could be forced to disgorge any profit received from the illegal action. Any such developments may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations. See “—We are involved in certain criminal proceedings”.

Unfavorable media coverage may affect our reputation

Our Group has faced unfavorable media coverage since the 2013 investigations by the Genoa Public Prosecutor under which the former President of the Company, Giovanni Berneschi was alleged of false social communications on behalf of a company, members or creditors as well as unlawful appropriation. Our Group assesses reputational risk through Risk Self Assessment (“RSA”) campaigns, with the aim of investigating the perceived risk exposure of the various risk managers identified in our activities, and by identifying our stakeholders (including customers, Shareholders, bondholders, and employees), within such framework. Such framework may not be successful in identifying all of the elements of the risk to our reputation. In addition, we may be the subject of additional unfavorable media coverage, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

The Offering Circular contains restated and reclassified financial statements, and it may be difficult for an investor to compare between the various financial periods for which data is presented herein

Certain financial information contained in the historical 2015 Consolidated Financial Statements has been restated in the 2016 Consolidated Financial Statements, in accordance with IAS 8, to correct errors in the amortized cost of certain outstanding securities subject to specific fair value hedging against interest rate risk and in determining the discounting-related component of expected recoveries on certain loans.

Financial information for the year ended December 31, 2015 contained in this Offering Circular, unless otherwise indicated, is represented in the 2015 Unaudited Restated Consolidated Financial Information. In accordance with provisions of IAS 8, the 2016 Consolidated Financial Statements also contain information on the Restated Consolidated Balance Sheet as at January 1, 2015.

Furthermore, financial information for the financial year ended December 31, 2014, originally contained in the 2014 Consolidated Financial Statements, has been restated in the 2015 Consolidated Financial Statements, to reflect the effects arising out of changes in the disposal group held for sale during 2015, with Banca Cesare Ponti and Creditis ceasing to be classified as groups of assets held for sale pursuant to IFRS 5. Furthermore, to allow comparability with the 2016 Consolidated Financial Statements and the 2015 Unaudited Restated Consolidated Financial Information, information in the 2014 Consolidated Financial Statements was recalculated by the Company for the preparation of, and inclusion in, this Offering Circular. This recalculation also concerned the Unaudited restated consolidated balance sheet at January 1, 2015, illustrated in the 2016 Consolidated Financial Statements, which did not reflect changes in the disposal group held for sale.

2014 financial information contained in this Offering Circular is, unless otherwise indicated, represented in the 2014 Unaudited Recalculated Consolidated Financial Information.

Historical financial information extracted from the 2015 Consolidated Financial Statements and from the 2014 Consolidated Financial Statements cannot be compared and neither sets of information can be compared with financial information for the year ended December 31, 2016.

Financial information relating to the nine month period ended September 30, 2016, originally contained in the 2016 Interim Report on Operations (i) the application of IFRS 5 to take into account the classification as disposal group (discontinued operations) of our subsidiary Creditis to allow comparison with the 2017 Unaudited Interim Consolidated Financial Information on a consistent basis (the “IFRS 5 Restatement”) and (ii) the application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment. Moreover, although IFRS 5 does not require the restatement of comparative balance sheet figures, we reported in this Offering Circular certain comparative balance sheet figures as at December 31, 2016 restated to allow a consistent comparison.

Financial information relating to the nine month period ended September 30, 2016 contained in this Offering Circular is, unless otherwise indicated, information presented for comparative purposes in the 2016 Unaudited Restated Interim Consolidated Financial Information. In accordance with the provisions of IAS 8, the Consolidated Interim Financial Statements include information on the restated consolidated balance sheet as at January 1, 2016. See “Annex C”.

Historical information extracted from the 2016 Interim Report on Operations cannot be compared with corresponding information relating to 2017.

In addition, the Unaudited Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2017, do not reflect the effects of the capital strengthening measures occurring or expected to occur in the last quarter of 2017 and, in part, in the first six months of 2018. Similarly, the consolidated net profit for 2017 does not take into account the effects of the sale of the Bad Debt portfolio of up to approximately Euro 1.4 billion, the completion of which, although scheduled for the last quarter of 2017, has not yet been completed.

The realization of capital appreciation actions does not in any case exclude that, in the event of a future deterioration in the Company’s financial position, it may find itself in a situation of disruption or risk of disruption and consequent application of the foreseen resolution measures from Legislative Decree No. 180 where the Competent Authority considers it appropriate. In such case, the Company’s shares may be written off and/or the receivables from the Company may be canceled or substantially reduced and also the Company’s Shareholders may see a strong dilution of their share if other liabilities are converted into shares at conversion rates for them particularly unfavorable.

This Offering Circular also contains information arising from the reclassification of data illustrated in the financial statements and explanatory notes. This reclassified data was extracted from the report on operations for the Group in order to comment upon economic performance and with the precise intent of enabling comparability of economic results and equity.

None of the information arising from the reclassification of data has been reviewed or audited by our independent auditors. Had the auditors performed such a review or audit, they may have identified other adjustments or corrections to be made, and such reviewed or audited financial information may have contained significant differences to that which has been presented herein. Moreover, the 2014 Unaudited Recalculated Consolidated Financial Information does not constitute financial statements presented in accordance with IFRS, in that it does not contain, for example, disclosure notes or management reports of our Group. Rather, such data has been extracted from management reports of our Group.

In addition, this Offering Circular contains certain financial information not included in the 2016 Consolidated Financial Statements and in the Consolidated Interim Financial Statements, arising from the Company’s accounting records. Investors are cautioned not to place undue reliance on such data.

Consequently, this Offering Circular contains or incorporates by reference several different presentations of the same financial statement line item, which may render comparison between the various financial periods for which data is presented herein difficult.

This Offering Circular contains pro forma financial information which includes retrospective adjustments to historical figures and may not be indicative of the Group’s future results

This Offering Circular includes the pro forma consolidated balance sheet, income statement and consolidated statement of cash flows as of and for the periods ended September 30, 2017 and December 31, 2016 (the “Pro Forma Consolidated Financial Information”) and explanatory notes prepared solely for illustrative purposes to reflect the effects of the sale of the property in Milan located in Corso Vittorio Emanuele II (the “Milan Property”), the LME and the Capital Increase for an amount of Euro 500 million.

The Pro Forma Consolidated Financial Information has been prepared in accordance with CONSOB Communication no. DEM / 1052803 of July 5, 2001, as if the above transactions were executed, respectively, as regards the pro forma balance sheet, as of September 30, 2017 and December 31, 2016 and, as regards the consolidated pro forma income statement and the pro forma cash flow statement sheet as if had been put in place respectively on January 1, 2017 and on January 1, 2016 respectively. The Pro Forma Consolidated Financial Information presented in this Offering Circular is for information purposes only and is intended to show investors the effects of the above-mentioned transaction on the results and financial situation of our Group as though they had been executed in the period to which the pro forma statements refer. The Pro Forma Consolidated Financial Information contained herein represents a simulation of the possible effects that could have been derived had such transaction occurred on the dates set forth in the preceding paragraph and are furnished for illustrative purposes only. In particular, the Pro Forma Consolidated Information is inherently limited and cannot, by its nature, offer a representation of the business, financial condition or results of operations or future prospects of our Group, given that such information was constructed to reflect, retroactively, the significant effects of future transactions. In addition, as set out above, the estimates and assumptions used in the calculation of the Pro Forma Consolidated Financial Information in this Offering Circular may be materially different from the Group’s actual results. Consequently, there is the risk that, had such transactions actually occurred on the dates set out above, the Group’s results would have been materially different.

The information in the Pro Forma Consolidated Financial Information reflects the aspects of the sale of the Milan Property, the LME and the Capital Increase of Euro 500 million, although some of these will not have been completed or not yet defined in detail at the date of this Offering Circular. As such, the impact of such transactions could differ significantly from that represented in the Pro Forma Consolidated Financial Information.

The Pro Forma Consolidated Financial Information does not in any way intend to provide a forecast of the future results of the Company and should not be relied upon to such effect. In addition, in consideration of the different reasons for the presentation of the Pro Forma Consolidated Financial Information and the historical financial information, no comparison should be made between them. See “Unaudited Pro Forma Consolidated Financial Information”.

Neither the adjustments nor the resulting pro forma financial information have been audited or reviewed in accordance with International Standards on Auditing (Italy) or any other auditing standards.

This Offering Circular contains alternative performance measures, which should not be relied upon or viewed as indicative for future performance of the Group

In order to facilitate the understanding of economic and financial performance of our Group, our directors have identified some Alternative Performance Measures (“APMs”).

Pursuant to the ESMA’s guidelines dated October 5, 2015 (entered into force on July 3, 2016), an APM should be understood as a financial measure of historical or future performance, financial position or cash flows, other than a financial measure defined or specified in the specific financial reporting framework. These measures are usually derived from, or based on, the financial statements prepared in accordance with applicable financial reporting rules, most of the time by adding or subtracting amounts from the data contained in the financial statements, but are not themselves prepared in accordance with IFRS or applicable financial reporting rules.

While the APMs included in this Offering Circular have been construed on the basis of our historical financial information, they have not been prepared in accordance with IFRS and are therefore not audited. In addition, since not all companies calculate APMs in the same manner, these are not always comparable to measurements used by other companies. Investors should therefore not place undue reliance on APMs, read them together with our historical information included elsewhere or incorporated by reference in this Offering Circular and not view them as a substitute for measures defined according to IFRS. Furthermore, APMs should not be viewed as indicative for future performance of the Group.

The reports on our Historical Financial Statements contain Emphasis of Matter Paragraphs.

Emphasis of Matter Paragraphs are included in financial statements only when a matter is of such importance that it is fundamental to a reader’s understanding of the financial statements, in the auditor’s judgment.

The report on the 2016 Audited Consolidated Financial Statements dated March 6, 2017 contains an Emphasis of Matter Paragraph that draws attention to the disclosure provided in the report on operations and the explanatory notes with reference to the approval by the board of directors, on February 28, 2017, of the 2016-2020 Strategic Plan Update. The directors inform that the Business Plan includes the assessment made about the adequacy of the Group capital position to absorb the impacts arising from the achievement of the targets required by the European Central Bank on December 9, 2016. Further the directors inform that, considering the uncertainties arising from the current scenario, based on the assessments made and subject to the realization of the actions described in the 2016-2020 Strategic Plan Update, principally those aimed to reinforce the capital position, they have prepared the consolidated financial statements on a going concern basis.

The report on the 2015 Audited Consolidated Financial Statements dated March 8, 2016 presents an Emphasis of Matter Paragraph related to the actions for the strengthening of the Group’s capital, the draft decision issued by the European Central Bank on February 19, 2016, with the request under Regulation (EU) n. 1024/2013 to prepare a new funding plan to face liquidity needs, a new business plan reflecting the worsening on the current market scenario in comparison with the original assumption and a medium-term plan containing a reassessment of the Group’s strategic options and the going concern assessment.

The report on 2014 Audited Consolidated Financial Statements dated March 26, 2015 presents an Emphasis of Matter Paragraph that draw attention to the disclosure provided in the report on operations and in the explanatory notes with reference the actions for the strengthening of the Group’s capital, including the proposal for capital increase via a rights issue for existing Shareholders for a maximum amount of Euro 850 million, aimed at fulfilling the additional own funds requirements formulated by the European Central Bank.

The review report on the 2017 Unaudited Interim Consolidated Financial Information dated November 9, 2017 contains an Emphasis of Matter Paragraph that draws attention to the disclosures provided by the directors of our Bank with reference to i) our Bank specific economic, capital and financial situation, which shows, at September 30,2017, the non-compliance of the Common Equity Tier 1 Ratio (CET1), limited to the additional Capital Guidance component, and of the Total Capital Ratio as required by the European Central Bank in its Supervisory Review and Evaluation Process (SREP) and, ii) the approval on September 13, 2017 of the Business Plan which provides, among other things, for a comprehensive effort to strengthen the capital structure of our Bank, including: a) a capital increase up to euro 560 million, approved by the Shareholders meeting held on September 28, 2017, b) the liability management exercise, approved by the bond holders meetings, which is subject to the successful outcome of the capital increase, and c) the disposals of assets, among which non-core buildings, the consumer credit subsidiary Creditis Servizi Finanziari S.p.A., the acquiring business (“merchant book”) and the platform for managing bad loans. Further, the Emphasis of Matter Paragraph of the review report, describes the evaluation of the going concern performed by the directors, taking into consideration that the possible failure to execute the capital increase and the liability management exercise by December 31, 2017 might have significant adverse effects on the overall economic, capital and financial situation of our Bank, with potential impacts on our capacity to operate as a going concern. Finally, the Emphasis of Matter Paragraph reports the assessment performed by the directors where, subject to the implementation of the actions provided for in the Business Plan, including in particular, the capital strengthening measures, the directors believe that we have the ability to comply with the capital requirements set under the SREP in the foreseeable future, and therefore, while considering the uncertainties associated with the current conditions, the directors have prepared the interim consolidated financial statements on a going concern basis.

Potential investors are cautioned to read the Historical Financial Statements with due care in light of the Emphasis of Matter Paragraphs.

Our Group’s exposure to Italian sovereign debt has adversely affected, and may continue to adversely affect, our Group’s business, financial condition and results of operations

As of September 30, 2017, our Group’s total exposure to sovereign debt amounted to Euro 2,229.8 million, with a nominal value of Euro 1,923.6 million and a fair value of Euro 2,229.8 million. As of December 31, 2016 our Group’s total exposure to sovereign debt amounted to Euro 2497.0 million, with a nominal value of Euro 2,163.1 million and a fair value of Euro 2497.0 million, in each case, entirely consisting of sovereign bonds, issued or guaranteed by the Republic of Italy.

As of September 30, 2017, our Group’s exposure to sovereign debt of the Republic of Italy accounted for 8.7% of our Group’s asset portfolio, compared to 9.6% as of December 31, 2016. These securities are mainly classified within “financial assets available for sale”.

We are therefore exposed to movements in sovereign debt in general, and in Italian sovereign debt securities in particular. Tensions and volatility in the market of Italian sovereign debt securities, or any deterioration in the creditworthiness of the Italian State, together with a consequential reduction in the value of such securities, would have a negative impact on our available-for-sale assets. Italian sovereign debt securities are impacted upon by the wider macroeconomic conditions of Italy. See “—We and our Group’s results of operations, business, financial condition and prospects have been affected and will continue to be affected by macroeconomic and market conditions”.

Furthermore, a reduction in short term returns on Italian State securities could result in a consequential reduction in economic performance for the Group. Any of these circumstances could have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Unfavorable developments in our credit ratings could increase our funding costs and affect our ability to access capital markets

As of the date of this Offering Circular, the rating agencies have assigned us the following ratings:

	Short term debt		Long term debt		Date of last revision
Rating Agency	Rating	Outlook	Rating	Outlook
Moody’s	NP	Not on Watch	Caa2	Developing	July 14, 2017
Fitch	B	Negative Rating Watch	B-	Negative Rating Watch	October 6, 2017

In determining the ratings assignments, the agencies examine several performance indicators of our Group’s performance, including profitability, liquidity, capitalization and risk profile.

In the event that we do not achieve or maintain certain performance measures, or maintain our capital ratios above certain levels, ratings may be downgraded. A downgrading of our ratings could increase our funding costs, limit our funding resources, negatively impact our access to liquidity and force us to increase the value of the collateral that we are required to provide. Access to the market to obtain capital without having to give collateral depends on our credit rating.

Any reduction in our rating levels could make it less favorable for us to access the liquidity instruments and make us less competitive on the market. This could lead to an increase in our funding costs or require additional collateral in order to obtain liquidity, with negative effects on our business, financial condition or results of operations. Any suspension, lowering or withdrawal of one or more of these ratings could have a negative impact on our business, financial condition and results of operations. Furthermore, any reduction in the rating assigned to us may have an unfavorable effect upon our ability to meet the objectives of the Business Plan, making it more difficult to access funding markets and having negative reputational effects.

Our rating may also be affected by the rating of the Republic of Italy. As of the date of this Offering Circular, the Republic of Italy has been awarded ratings of “Baa2” (negative outlook) by Moody’s, and “BBB” (stable outlook) by Fitch. See “Business—Credit Ratings”. Any downgrade of the rating of debt securities issued by the Republic of Italy may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our Group is exposed to the Italian real estate market, which may deteriorate

Our Group is exposed to the fluctuations of the Italian real estate market due to its lending exposure to real estate companies engaged in the construction, lease or sale of real estate assets. The real estate market is influenced by, among other factors, the level of macroeconomic stability, the outlook for the labor market, and the applicable tax rates on real estate assets. If such market deteriorates, our Group’s business, financial condition and results of operations and prospects may be adversely affected.

As of September 30, 2017 and December 31, 2016, 2015 and 2014, aggregate exposure relates to entities operating in the real estate sector amounted to Euro 2.25 billion (of which approximately 1.24 billion relates to entities operating in the real estate sector and 1.01 billion relates to entities operating in the construction sector), Euro 2.51 billion (of which approximately 1.37 billion relates to entities operating in the real estate sector and 1.14 billion relates to entities operating in the construction sector), Euro 2.81 billion (of which approximately 1.43 billion relates to entities operating in the real estate sector and 1.37 billion relates to entities operating in the construction sector) and Euro 3.18 billion (of which approximately 1.68 billion relates to entities operating in the real estate sector and 1.50 billion relates to entities operating in the construction sector), respectively.

As of September 30, 2017, aggregate exposure represented 16.9% of gross performing loans (net of repo borrowings), compared with 16.8% as of December 31, 2016, 16.1% as of December 31, 2015 and 18.5% as of December 31, 2014.

The cash flow of such companies is linked to the trends of the real estate market and in particular to the sale prices and levels of rents. In recent years, the price and number of completed real estate transactions in the Italian real estate market has declined. As a result, companies that operate in this market have experienced a decrease in volumes and profitability of transactions, an increase in financial charges and more difficult refinancing conditions. In the event that Italian real estate market conditions deteriorate, our real estate company customers may find it increasingly difficult to meet their interest and principal payment obligations and our loans supported by security consisting of real estate assets may become under-collateralized, reducing our rate of recovery in cases of default by the borrower.

As of September 30, 2017, total exposure to real estate activities amounted to approximately Euro 1.2 billion, compared to approximately Euro 1.4 billion, Euro 1.4 billion and Euro 1.7 billion for the years ended December 31, 2016, 2015 and 2014, respectively.

As of September 30, 2017, residential mortgages represented approximately 35.1% of loans to customers, compared with approximately 34.7% as of December 31, 2016. As of September 30, 2017, the Group’s secured mortgages represented approximately 71.2% of loans to customers, compared to approximately 71.3% as of December 31, 2016. As of September 30, 2017, the average loan-to-value (“LTV”) of mortgages to retail and corporate clients amounted to approximately 56.3%.

Further, the high unemployment rate in Italy (particularly in the regions in which our Group operates) and the increase in insolvency rates among our Group’s corporate and retail customers may result in such customers being increasingly unable to meet their loan repayment obligations (an aggregate amount which includes Non-Performing Loans). In addition, the decline in prices in the Italian real estate market could have an adverse effect on our Group due to the decrease in the market value of collateral consisting of real estate assets and/or the impossibility to obtain additional collateral to compensate for such decrease in the value of existing collateral.

As of September 30, 2017, the value of real estate properties (land and buildings) held by our Group amounted to Euro 694.5 million, compared with Euro 710.9 million as of December 31, 2016, Euro 719.6 million as of December 31, 2015 and Euro 714.3 million as of December 31, 2014. As of September 30, 2017, the value of such real estate properties which are used for us to perform our business activities amounted to Euro 538.4 million, compared with Euro 565.7 million, Euro 577.3 million and Euro 587.0 million as of December 31, 2016, December 31, 2015 and December 31, 2014, respectively.

As of September 30, 2017, the value of real estate held for investment amounted to Euro 156.2 million, compared with Euro 145.2 million, Euro 142.3 million and Euro 127.3 million as of December 31, 2016, December 31, 2015 and December 31, 2014 respectively.

As of September 30, 2017, total loans classified as Bad Loans granted to counterparts operating in the real estate sector amounted to approximately Euro 1.3 billion (43.6% of total loans classified as Bad Loans at such date).

The methodology which the Group has adopted to value real estate provided as collateral for loans now classified as NPLs may not have resulted in accurate estimates of such collateral being made.

In this context, with specific reference to the methodology used by the Group for the valuation of real estate provided as guarantees for NPL-classified loans, on April 10, 2017, the ECB notified the outcome of the inspection and examination of the NPL portfolio, which indicated a weakness in governance and the methodology adopted by the Group.

Specifically, the Group does not have an approved group of independent and qualified experts complying criteria illustrated in the guidelines for NPL management. As a result, there is a risk that valuations of security deposit assets may be contradictory, overestimated or inadequate in terms of calculating the required provisions. The Company notified the ECB that it had started a competitive selection process involving various networks of external experts in order to assign the above task.

A further reduction in the value of assets and guarantees received due to the worsening economic crisis could also have negative impacts on the Covered Bond issue programs of the Company. The reduction of the value of collateral provided as guarantees of these obligations could lead to the need for the Company to adopt further initiatives to increase their value and to negative impacts on the ability to complete future Covered Bond issues.

In recent years, there has been a downturn in investments in the residential and non-residential Italian real estate market, and a decrease in the value of assets, notwithstanding moderate growth in the number of sale and purchase transactions. This downturn is due in part to the uncertain economic situation, the difficult outlook of the labor market, the reduction in the income available to invest and the increased tax burden on real estate assets.

A further deterioration of the real estate market could result in lower valuation being attributed to our owned real estate, and in the future, this could require us to make further value adjustments of the real estate properties in question, with consequent adverse effects on the Company’s or Group’s business, financial condition and results of operations. If we fail to complete these divestments at all or at values lower than initially envisaged, this may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

See also—”Our Group is exposed to the Italian real estate market and, if such market does not improve or deteriorates, our Group’s business, financial condition and results of operations and prospects may be adversely affected”.

Finally, a further deterioration of the real estate market could make the planned sale of certain real estate assets more difficult and have negative effects on timing and results of such sale transactions. Any of the abovementioned circumstances may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Deferred tax assets may decrease due to reductions of our Group’s estimated future taxable profit, and/or restrictions pursuant to tax laws

In accordance with international accounting standards, we have recorded certain deferred tax assets in our consolidated financial statements.

Deferred tax assets (“DTAs”) can be recorded in the consolidated financial statements in the event that such assets may be recovered, also on the basis of the tax capability (which is the capability to generate income in the future) of the company and of the group (comprising companies that are subject to group level taxation on a consolidated basis). In addition, the deferred tax assets that can be recognized as tax credits, if certain conditions are met, pursuant to Law No. 214 of December 22, 2011 (“Law 214/2011”), can be recorded in our Group’s consolidated financial statements depending solely on the tax capability of our Group. This specific type of deferred tax assets is not included among the negative elements for the purposes of the capital adequacy requirements and is included in the Risk Weighted Assets for 100%.

As of September 30, 2017, our deferred tax assets amounted to Euro 1,073.0 million, compared with Euro 1,074.2 million as of December 31, 2016, Unaudited Restated Consolidated Financial Information of which: (i) Euro 527.5 million do not depend on future taxable income and may be converted into tax credits, upon certain circumstances. Such assets are included in the Risk Weighted Assets at 100%; (ii) Euro 122.3 million which derive from temporary differences and depend on future taxable income. Such assets are deducted by CET 1 Ratio with the application of deductions and phase-in mechanisms; and (iii) Euro 423.2 million which do not derive from temporary differences and depend on future taxable income. Such assets are deducted by CET 1 Ratio without the application of deductions but with the application of phase-in mechanisms.

The DTAs recognized as tax credits amount to approximately Euro 600.0 million. During the course of 2017, deferred tax assets converted into tax credits amounted to Euro 86.2 million, compared with Euro 32.2 million in 2016.

On May 3, 2016, Law Decree 59/2016 was introduced, converted into law by Law no. 119 of June 30, 2016. With regard to the convertible DTAs, in accordance with Law 214/2011, Legislative Decree No. 59/2016 established, among other things, provisions on deferred tax receivables, allowing companies to continue to apply the existing rules on conversion of DTAs into tax credits, provided that they exercise an appropriate irrevocable option and that they pay an annual fee of 1.5% in respect of each tax year until 2029. The Group exercised such option and made a payment for 2016 of Euro 13.9 million. For 2017, the payment was approximately Euro 13.9 million, of which Euro 6.9 million has been recorded in the interim accounts as of June 30, 2017.

IAS 12 specifies an annual test to be conducted for DTAs, to verify whether the forecasts of future profitability are such as to ensure their re-absorption and therefore justify their recognition and maintenance in the financial statements (the so-called “probability test”).

In carrying out the probability test on the deferred tax assets recognized in the interim report as of September 30, 2017, assets deriving from deductible temporary differences relating to write-downs of loans and goodwill were considered separately, as the current regulatory framework establishes the conversion to tax credits of such deferred tax assets recognised in the financial statements where tax and/or statutory losses are realized.

This circumstance implies the adoption of an additional method, aimed at ensuring the recovery of eligible deferred tax assets in any situation, regardless of the company’s future profitability. The convertibility of deferred tax assets resulting from temporary differences suitable to be transformed into tax credits, therefore constitutes to be an adequate basis for their recognition in the financial statements and renders the associated probability test de facto implicitly superseded (as set out in the joint document from the Bank of Italy, CONSOB and ISVAP no. 5 of May 15, 2012, and subsequent IAS-ABI document no. 112 of May 31, 2012).

Therefore, the probability test focused only on the amount of deferred tax assets not potentially convertible into tax credits. The outcome of the probability test (carried out on the basis of the interim report as of September 30, 2017), was positive and highlighted a future tax base sufficient enough to absorb the deferred tax assets by the date of 2039. This time limit is reached if the taxable income realized in the last year of the industrial plan (2020) remains constant over time, also taking account our (and other Group companies’) adoption of the Group’s tax consolidation regime for IRES purposes.

In the event that the probable future tax income calculated by our Group is not sufficient to support the deferred tax assets recorded in our Group’s consolidated financial statements, our Group may be required to reduce the value of such deferred tax assets. In these cases, a portion of the deferred tax assets currently recognized in the financial statements could be written off, which could have a material adverse effect on our and/our Group’s business, financial condition and results of operations.

In addition, there can be no assurance that the current regulatory framework concerning the deferred tax assets will not be changed or repealed entirely, with possible effects on the regulation governing the tax credits and the related treatment of the specific types of the afore-mentioned deferred tax assets. These potential changes could also result in a stricter deduction or weighting regime. The consistency of DTAs and tax credits under Law 214/2011, resulting from the conversion of DTAs, would also be reduced where the goodwill recorded by Banca Carige Italia for 2012 was adjusted as a result of the partial acceptance of the position of the Revenue Bureau of Liguria—Tax Controls Office in relation to the merger of Banca Carige Italia into Banca Carige. See “Business—Litigation and other proceedings—Merger of Banca Carige Italia into Banca Carige”.

These factors may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Our Group is currently prohibited from distributing dividends and may not able to distribute dividends in the future

We are currently subject to a prohibition on paying dividends issued by the ECB, most recently confirmed in the ECB’s draft SREP decision received on on September 27, 2017, which remains in effect unless withdrawn by the ECB following the periodical SREP. Future payments of dividends may be limited or prohibited by the need to comply with regulatory capital requirements applicable to the Group.

For each of the years ended December 31, 2016, 2015 and 2014, we recorded a loss and did not pay dividends in respect of any such year. If we incur losses in future financial years, we may have no ability to declare and pay any dividends in respect of such years, which could have an adverse impact on your investments in our shares.

In addition, our Business Plan provides that we will not distribute dividends for the period of the Business Plan.

Finally, even where we have distributable profits and there are no legislative or regulatory prohibitions or restrictions upon distribution, we may decide not to distribute dividends to holders of our ordinary shares, or to make distributions of dividends that are less than the maximum distributable amount under the law and the terms of our by-laws. See “Dividends and Dividend Policy”.

Changes in our ownership structure and/or existing laws may affect our governance

As of the date of the Offering Circular, we are not subject to the control of any Shareholder as defined pursuant to Article 93 of the Consolidated Financial Act. However, On May 8, 2015, Fondazione Carige and Malacalza Investimenti entered into a shareholders’ agreement (the “Shareholders’ Agreement”) governing the appointment of the members of the Company’s board of directors and providing for certain consultation obligations between the two parties. As of the date of this Offering Circular, Fondazione Carige’s shares and Malacalza Investimenti’s shares represent approximately 11.583% and 88.417%, respectively, of the total shares governed by the Shareholders’ Agreement. To the Company’s knowledge, on October 9, 2017, Malacalza Investimenti announced its termination of the Shareholders’ Agreement. The Shareholders’ Agreement will expire on May 8, 2018. See “Principal Shareholders”.

However, our ownership structure may change in the future, including due to changes in relevant regulations and specifically with respect to banking foundations, which may affect our policies and strategy and indirectly affect our Group’s business, financial condition and results of operations.

In this context, Amissima Vita S.p.A. filed a petition to have the court issue a restraining order prohibiting Malacalza Investimenti S.r.l. and Fondazione Carige shareholders from exercising voting rights at our shareholder’s meeting of March 28, 2017, on the basis of the fact that Malacalza Investimenti exercised a regulatory compliance control of the Company. On March 24, 2017, the Court of Genova dismissed the petition for lack of legal standing. The petition requested to void the resolution passed by the Shareholder’s meeting that authorized a liability action against former directors Cesare Castelbarco Albani and Piero Luigi Montani. If Amissima Vita S.p.A.’s claims are granted by the Court, there is a potential reputation risk for the Company, which may result in a loss of customers, and may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

We act as originator and purchaser of structured products, in relation to which we may have to record write-downs

Our Group operates on the market of structured securities as originator and purchaser. As of September 30, 2017, the net exposure deriving from secured transactions in which we acted as originator amounted to Euro 322.4 million, of which junior securities amounted to Euro 322.4 million (Euro 324.7 million as of December 31, 2016), mezzanine securities amounted to Euro 3.8 million (Euro 3.8 million as of December 31, 2016), and senior securities amounted to Euro 1.3 million (Euro 3.3 million as of December 31, 2016. In connection with these exposures, our Group periodically monitors the fair value of such products.

Despite the periodic monitoring of the value of such products, such products may be sold at a value lower than the book value, or, with respect to instruments of our banking portfolio, we may be required to record a write-down of such securities in accordance with applicable IAS, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations. See “Business—Securitizations 2016-2017”.

Our Group business is mainly concentrated in the Liguria region of Italy, which exposes us to any localized deterioration of the region’s economy

The Group operates mainly in Italy, and in particular, in the Liguria region.

Therefore, the Group’s business is affected by Italian macroeconomic conditions. Italy’s economic growth forecasts, despite the modest recovery recorded starting from 2015 and further confirmed also in the early months of 2017, still show a certain degree of uncertainty. Any economic stagnation or downturn could give rise to adverse effects on the Group’s business, financial condition and results of operations.

The Group’s business is particularly concentrated in the Liguria region where, as of September 30, 2017, more than 51% of direct funding and 61% of indirect funding is concentrated. In addition, with regard to the territorial distribution of loans, gross loans to customers resident in Liguria represented approximately 50% of total loans. Also as of September 30, 2017, with regard to the sales network, the Group had 197 active branches in Liguria, compared to 529 branches distributed throughout Italy, including Liguria.

While the production levels and the economic trend in Liguria appear to be in line with national trends, any deterioration in the economy of the Liguria region, including in relative terms, compared to the economic trend of Italy as a whole, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

See “Risk Factors—A deterioration in asset quality and/or any significant increase of non performing loans due to borrowers’ reduced ability to meet their repayment obligations could adversely affect our Group’s financial condition”.

Certain finance contracts which we have entered into may be terminated early, in which case meaning we may have to repay early the amounts provided pursuant to such contracts, together with accrued interest and other amounts due

Loan Agreements with the EIB

We access different forms of financing in order to obtain the funding necessary to provide loans to our customers.

We have entered into 12 loan agreements with, among others, the European Investment Bank (“EIB”) in the period between 1996 and 2013 concerning the disbursement of loans, also to the other banks of our Group, subject to the cap provided thereunder (the “EIB Loan Agreements”). See “Business—Material agreements—Loan agreements with the European Investment Bank”.

The loans granted by the EIB in favor of the Group, as of September 30, 2017, amount to approximately Euro 367.1 million collateralized both with securities (for a nominal value of approximately Euro 308.6 million) and with loans granted to customers based on the above-mentioned loans.

In compliance with these EIB Loan Agreements, we have given certain representations and warranties and agreed to certain undertakings and obligations The EIB Loan Agreements also contain events of default and non-compliance with undertakings may result in EIB calling default and accelerating repayment.

Some of the Loan Agreements provide for certain scenarios whereby, on the occurrence of certain circumstances, the EIB is entitled to cancel the loan not yet granted and request early repayment of the amounts provided previously, together with payment of the accrued interest and every other amount due under the Loan Agreements. This could have an adverse impact on the Company and/or our Group’s business, financial condition and results of operations. Moreover, in such circumstances, we would be required to pay an early repayment indemnity.

The Capital Increase may result in significant changes in the Company’s ownership structure which could represent a change of control, as defined in the Loan Agreements, with the subsequent risk that the EIB may request early repayment of the amounts granted and payment of the other substantial amounts due under the Loan Agreements, in accordance with the terms described above.

In addition, we and the other banks in our Group have entered into a number of agreements with Cassa Depositi e Prestiti S.p.A. (CDP) (the “CDP Agreements”), with the Italian Banking Association (ABI) and the Ministry for Economic Development on the basis of which CDP has granted loans in the framework of the maximum ceiling envisaged by each CDP Agreement, and which are to be allocated to the customers of the above-mentioned banks. These loans are granted in favor of us based on the terms and conditions envisaged under the above-mentioned Agreements.

The following Agreements are operational at the date of this Offering Circular:

1.	ABI CDP Agreement—“Beni Strumentali”;

2.	ABI CDP Agreement—“Ricostruzione Sisma 2012”;

See “Business—Material agreements—Loan Agreements with Cassa Depositi and Prestiti S.p.A.”.

We have provided a number of representations and warranties, which are repeated on certain events as described in the CDP Agreements. Any misrepresentation would entitle CDP to terminate the loans granted under the CDP Agreements, with our subsequent obligation to refund the loan amount received and to pay the accrued interest (and possible arrears interest) up to the date of actual repayment. Included in such representations and warranties are those concerning the absence of material unfavorable litigation, arbitration proceedings or administrative or inspections. If the violation of supervisory or regulatory rules identified by the Supervisory Authorities are deemed to fall within the scope of the representation, CDP may be entitled to terminate the loans, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, possible defaults regarding the obligations undertaken and/or resulting from the Agreements concluded by the Company with CDP and/or resulting from the Loan Agreements concluded with the EIB in particular, in connection with any defaults resulting from our legal proceedings or the possible change of control resulting from the Capital Increase, respectively, could trigger cross-default clauses contained in other finance contracts, including the clauses contained in the documentation relating to the Company’s financial provisioning (including the Company’s EMTN program), with the consequence that the such contracts could, in turn, be terminated, which would entail early repayment, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

We are exposed to counterparty credit risk in derivatives transactions

Our activities on derivatives are essentially aimed at hedging our interest rate risk for certain specific assets (securities, mortgage loans, etc.) and liabilities (notes) of our Group.

Our activities on derivatives as hedging counterparty to our customers (retail and corporate) is limited and represented by hedging agreements entered into by the customers to hedge their risks. With respect to such agreements, as of September 30, 2017, the payments due to our Group amounted to Euro 4.6 million (compared to Euro 6.4 million as of December 31, 2016) and the payments due by our Group amounted to Euro 1.3 million (compared to Euro 2.1 million as of December 31, 2016).

Most of the hedging agreements where we act as a counterparty to our customers are so called “plain vanilla” and we cover our position by entering into opposite hedging agreements with institutional investors.

The Group’s operations in over-the-counter (“OTC”) derivatives primarily entail an assumption of market risk, that is, potential losses that may occur on positions held as a result of unfavorable changes in market conditions. Such operations are principally subject to the following risks: interest rate, exchange rate, indices and associated volatility and correlations risks. These operations also expose the Group to counterparty risk, that is, the risk that the counterparty to a transaction for a particular financial instrument may default before the transaction has settled. This could result in potential losses if at the time of the counterparty’s default the financial instrument has a positive value to the Group and the Group has a claim upon the counterparty.

If the Company is unable to raise the expected net proceeds from the Offering, this could have a material adverse effect on the Group’s net working capital

As of the date of this Offering Circular, with reference to Regulation 809/2004 and ESMA Recommendation 2013/319, the Company believes that it does not have sufficient net working capital for its present requirements for a period of at least 12 months from the date of this Offering Circular. Should the Company be unable to raise the expected net proceeds from the Capital Increase for any reason, the Group may not have sufficient financial resources to carry out its activities, which would have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

We engage in related-party transactions with associates and entities controlled by our management

Over the last three years, and up to the date of the Offering Circular, the Group entered into relationships with related parties. The inherent risk of related-party transactions is the risk that the proximity of these parties could compromise the objectivity and the impartiality of decisions relating to the granting of loans and other transactions with regard to these parties, with possible distortions in the process for the allocation of resources or our exposure to risks that are not adequately monitored and overseen, as well as potential damage to depositors and Shareholders.

The Bank of Italy has issued requirements to govern the methods for the identification, approval, execution and disclosure to the market of transactions with related-parties established directly or through subsidiaries, and to ensure compliance with the prudential limits for said activities. Over the last three years, we have not carried out any significant transaction that do not fall under the exemptions in the Related-Party Regulation. For more information, see “Related Party Transactions”. No assurance can be given that we will not carry out related-party transactions will not be carried out that could be found to violate the Related-Party Regulation and/or other applicable legislation, including as a result of transactions being found not to have been entered into at arm’s-length. If these were to occur, we could be subject to liability which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

The BRRD, and in particular its bail-in provisions, could significantly impact our Shareholders, by shifting our losses to them and causing them to lose the value of their investment

The BRRD concerns the establishment of a crisis restructuring and resolution framework for credit institutions and investment companies and identifies, inter alia, the powers and tools that the Resolution Authorities (including the Bank of Italy) may implement for the resolution of banks that are failing or at risk of failing.

This framework include early intervention measures which aim to provide the tools that are the most suitable to minimize the system’s consequences arising from a failure of a bank. The requirements for the implementation of the recovery plans are set forth in the Consolidated Banking Act prior to a potential failure.

The Consolidated Banking Act sets forth that the Bank of Italy may order the implementation of the recovery plan in the event of breaches of the prudential requirements or of the banking rules on transparency of capital instruments, of the transparency obligations of investment companies which perform OTC trading and of the obligations to support market integrity, keep records and report transactions, or when a breach of the foregoing requirements may be expected also as a result of a rapid deterioration of the bank’s condition.

In this case, the Bank of Italy may, in accordance with the provisions of the Consolidated Banking Act, require the bank or the parent company of the banking group to implement, even partially, a recovery plan adopted or to prepare a plan for negotiating debt restructuring with all or some of the creditors on the basis of the recovery plan, when applicable, or request that the Company amend its legal form.

Recovery plans are to be drawn up by the bank prior to a potential failure, which is re-examined and updated on a yearly basis or at shorter intervals as required by the Bank of Italy.

Should the early intervention measures under the Consolidated Banking Act be unsuccessful, in the event of severe breaches of statutory and regulatory rules or bylaws, or of severe irregularities in management, or of a significant deterioration of the Company’s or banking group’s condition, the Bank of Italy may order the removal and replacement of all the members of the board of directors and board of statutory auditors of banks and of the parent companies of a banking group. The Bank of Italy may call a Shareholders’ meeting of the Company, and place on the agenda the replacement of the board of directors and board of statutory auditors, and approve the appointment of the new members by the relevant body of the Company.

On the basis of the same requirements, the Bank of Italy may, at any time, order an extraordinary management procedure, by issuing an order dismissing the board of directors and board of statutory auditors, suspending the functions of the Shareholders’ meetings, and appointing one or more receivers and a supervisory committee comprising three to five members, which shall appoint its Chairman by a majority vote.

Should none of the early intervention measures be deemed sufficient, the Company may be subject to resolution as provided for by the BRRD.

The foregoing aims to ensure continuity in the institution’s critical functions, thereby minimizing the impact of the failure on the economy and financial system, as well as the costs for taxpayers.

More specifically, should the Company be failing or at risk of failing, the Resolution Authority may apply several measures of recovery, as an alternative to compulsory liquidation (liquidazione coatta amministrativa), among which the bail-in tool, which grants the power to write-down—including the power to write-off the shares—the claims against the Company, and convert said claims into equity, for the purpose of absorbing the losses and recapitalizing the failing institution or a new institution that will continue to carry out the critical functions of the former.

In particular, upon occurrence of the requirements set forth by the relevant rules for the implementation of the procedures for the institution’s crisis management, the Resolution Authority shall order: (a) the write-down or conversion of shares, other equity interests and capital instruments (CET 1 instruments, Additional Tier 1 instruments, Tier 2 instruments) issued by a bank when such actions can serve as a remedy for such bank’s failure or risk of failure; and (b) when the measure described in letter (a) cannot serve as a remedy for the failure or risk of failure, the implementation of actions for the resolution of the institution, or the compulsory liquidation thereof.

In particular, the shares, the other equity interests and the capital instruments issued by a failing institution may be written-down or converted: (i) independently of the resolution actions or compulsory liquidation; (ii) jointly with a resolution measure, when the resolution plan envisages measures that entail, for Shareholders and creditors, a write-down of their claims or the conversion into equity; in this case, the write-down or conversion is applied immediately before or in concurrence with the implementation of said measures. The resolution actions include the so-called bail-in tool, consisting in the write-down of the claims of Shareholders and creditors or the conversion thereof into equity.

A bail-in is applied according to a ranking, inspired by the principle pursuant to which the creditors who have invested in financial instruments with the highest risk shall bear before others any losses or the conversion into equity; only after having exhausted all the resources of the highest-risk class can the next class be involved, starting with the Shareholders.

The abovementioned bail-in tool may be applied individually or jointly with the other resolution tools set forth by the transposing rules and regulations including: (i) transfer of assets, rights and obligations to a third-party; (ii) transfer of assets, rights and obligations to a bridge-institution; and (iii) transfer of assets, rights and obligations to a vehicle for the management of the assets.

Therefore, with the application of the bail-in tool, in addition to the material adverse effect on our or our Group’s business, financial condition and results of operations, our Shareholders would be exposed to the risk of having their investment written-down or written-off, also in the absence of the Company’s formal declaration of insolvency.

In order to implement the measures for the management of banking crises, the Resolution Authority may, inter alia: (i) order the transfer of the failing bank’s shares; (ii) order the sale of the failing bank’s assets; (iii) write-down or write-off the Company’s shares; (iv) cancel the debt instruments issued by the Company (not excluded by the bail-in); (v) convert liabilities into shares or amend their maturity and interest rates or suspend their payment; (vi) impose the issuance of new shares; and (vii) require the removal of directors and senior managers.

In the event of a failure, at the outcome of which we are subject to resolution procedures—including, by way of example, the case in which we are not able to execute the Transaction in full—the Company’s shares may be written-down and/or the claims against us may be cancelled or significantly written-down; furthermore, our Shareholders may have their stakes significantly diluted, should the other liabilities be converted into shares at particularly unfavorable rates.

The overall amount of the liabilities that may be potentially subject to the bail-in tool and of our Group’s own funds, as of December 31, 2016, was approximately Euro 9.7 billion, among which Euro 510 million fall under the scope of the LME.

The entire statutory framework relating to the resolution of failures is designed to enable the management of such failures through the use of private resources, thereby reducing the adverse effects on the real economy and avoiding that the cost of major bail-outs be borne by taxpayers. Public funds may be granted to a failing bank only after the resolution tools described above have been applied and only if the requirements set forth by the European rules on state aid have been met.

In the event that the above resolution tools are not sufficient, the Authorities may request the use of the Single Resolution Fund (SRF).

The Single Resolution Mechanism (SRM) is responsible for the centralized management of banking failures in the Eurozone. The SRM has been in force since January 1, 2016.

The SRM is an articulated system composed of the national Resolution Authorities and of a central authority, the Single Resolution Board, which is also staffed by representatives of the national Resolution Authorities (NRAs) and by a number of permanent members. For systematically important banks and the groups operating across borders, the Single Resolution Board performs the duties of the Resolution Authority in charge of identifying beforehand the procedures according to which a failure may be addressed, and of deciding, when said failure arises, the methods for its management by adopting a resolution plan.

As a result of the Company qualifying as a systematically important bank, we are subject to the decision-making powers of the Single Resolution Board, in the event of application of a resolution procedure.

Regulation (EU) No. 806/2014 also sets forth that all authorized banks in the individual Member States shall contribute to the SRF on a yearly basis. See also “—Risks associated with the uncertainty of the results of future stress tests or future performance of asset quality review”.

Certain information in this Offering Circular about our industry, market share, relative competitive position and market data is based on assumptions and estimates and we cannot assure you that it is accurate or correctly reflect our market position

This Offering Circular contains statements regarding our industry and our relative competitive position in the industry that are based on our knowledge of the market in which we operate, on available data, and on our own experience, rather than on published statistical data or information obtained from independent third parties.

Although we believe that our assumptions and estimates are reasonable, we cannot assure you that any of these assumptions are accurate or correctly reflects our position in the industry and may be affected in the future in a significant way by the occurrence of foreseeable and unforeseeable events, uncertainties and other factors set out in this Offering Circular. See “Forward—Looking Statements”. This Offering Circular also includes certain comparative data and benchmarks that summarize information about third parties. Such data has not been independently audited or verified by the Company, and the Company assumes no responsibility for the truthfulness and fairness of the information represented by such comparative data or benchmarks, and prospective investors should not place undue reliance on such data.

The collection, storage and processing of personal data by us exposes us to Italian and EU data storage and U.S. legislation

In carrying out its activities, the Group collects, stores and processes its customers’ personal data. For such reasons, the Group, in the context of the collection, storage and processing of the personal data regarding its customers, is required to ensure the compliance of its procedures, internal rules and processes to applicable law regarding data sharing and tracking of transactions in the banking sector, to ensure that the personal data is not damaged, lost, stolen, disclosed or processed for purposes other than the ones authorized by customers, including by unauthorized parties (whether third parties or employees of the Group). Any breach of such procedures could lead to us facing sanctions by the Italian Authority for Data Protection, which could expose us to reputational damage, which, in turn, could have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

On May 24, 2016, the new Regulation (EU) 2016/679 on the protection of natural persons with regard to the processing of personal data and on the free movements of such data came into force. See “Regulation—Processing and transfer of personal data”. As a result, the Group may need to incur further costs in order to comply with the new laws and regulations, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

There is no credit spread measure available which could help an investor assessing the investment risk

As of the date of this Offering Circular, there are no sufficient elements available to determine the credit spread for our Group, i.e. the difference between the yield of a plain vanilla bond issued by us (at fixed rate, traded in regulated markets, multilateral trading systems or systematic internalizers, with a residual duration of two to five years) and an interest rate swap on the same maturity.

Therefore, investors will not have such parameters which could help in the assessment of our Group, provided that the higher the credit spread, the higher is the risk perceived by the market.

We operate in a highly competitive environment

The Italian banking sector is characterized by a high degree of competition due to the following factors: (i) implementation of European Union directives liberalizing the banking sector; (ii) deregulation of the banking sector across the European Union, which has introduced further competition in the traditional banking sector and has resulted in a gradual reduction of the spread between interest income and interest expense; (iii) the trend in the Italian banking industry to focus on fee revenues, leading to greater competition in asset management and corporate and investment banking; (iv) certain changes to the Italian banking and tax regime; and (v) development in services with a strong component of technological innovation, such as internet, telephone and mobile banking.

Competition has also been increased by the entry into the market of new competitors, including foreign ones, with specialist services and products which, making use of innovative technological platforms, lighter supply and distribution chains and efficient and flexible cost structures, are highly competitive.

In the future competition may increase due to regulatory changes, changing behavior of competitors, consumer demand, technological changes, consolidation in the financial sector, new competitors entering the market and a number of other factors outside the Group’s control. In addition, any worsening of the overall economy could lead to an increase in competitive pressure due to increased price pressure and lower turnover.

Specifically, the Law of March 24, 2015 required the Italian cooperative banks with assets exceeding Euro 8 billion (the ten largest cooperative banks) to transform into joint stock companies within eighteen months of further implementation provisions of the Bank of Italy taking effect or else incur sanctions. The adoption of implementation provisions by the Bank of Italy could lead to further changes in competition in the Italian banking sector and could lead to further mergers between cooperative (or formerly cooperative) banks, or between such banks and other credit institutions. If such consolidation occurs, the competitive pressures in the already highly competitive market in which the Group operates could increase further.

In the event that our Group is not able to respond to increasing competitive pressure by, among other things, providing innovative and profitable products and services to meet the needs of customers, our Group could lose market share in the sectors in which it operates. In addition, as a result of such competition, our Group may fail to maintain or increase business volumes and profit levels and not meet the strategic objectives set out in the Business Plan. All of the above-mentioned factors may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Changes in existing law and regulations may adversely affect our business

Our Group is subject to Italian laws and regulations applicable to an issuer whose ordinary shares are listed on Borsa Italiana, banking services, and financial services that govern, among other things, the sale, placement and marketing of financial instruments as well as to laws of the other countries where we operate.

The supervisory authorities mentioned above govern various aspects of our activity, which may include, among other things, liquidity levels and capital adequacy, the prevention and combating of money laundering, privacy protection, ensuring transparency and fairness in customer relations and registration and reporting obligations. Changes in the applicable laws and regulations, or their implementing procedures, or our failure to comply with them may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

The above risks are compounded by the fact that, as at the date of this Offering Circular, certain laws and regulations have only been recently approved and the relevant implementing measures are still in the process of being developed. In particular, in the wake of the global financial crisis, the Basel Committee approved the revised global regulatory standards on bank capital adequacy and liquidity, which require higher and stricter standards. On July 20, 2011, the European Commission published the proposed regulations to implement the Basel III provisions in the European Union and that included: (i) the CRD IV; and (ii) the CRR I (that has direct application in each member state).

More specifically, Basel III contemplates minimum capital requirements that gradually increase over time. Upon its full entry into force, Basel III will require a CET 1 Ratio of 7% of RWAs, a Tier 1 ratio of 8.5% of RWAs and a Total Capital Ratio of at least 10.5% of RWAs. Such minimum requirements include the Capital Conservation Buffer.

With respect to liquidity requirements, Basel III introduced, among other things, a requirement for short term liquidity (Liquidity Coverage Ratio, or LCR), with the goal of establishing and maintaining a liquidity buffer to ensure the survival of a bank for 30 days in the case of severe stress, as well as an indicator of structural liquidity (Net Stable Funding Ratio, or NSFR) with a timeframe of more than one year, which was introduced to ensure that assets and liabilities have a sustainable maturity profile. See “Regulation—Liquidity Requirements”.

The strengthening of the capital requirements, the liquidity requirements, and the increase of the ratios that will be applicable to our Group on the basis of the laws and regulations that will be approved or that will entry into force could have negative effects on our Group’s activities, financial position, cash-flows and results of operation and also the possibility for our Group to pay dividends to the Shareholders. In particular, if we fail to successfully substitute the debt instruments that are no longer computable for regulatory capital purposes, with new instruments that have the current required characteristics, we may not be in compliance with the relevant requirements and may not be able to distribute dividends. In this regard, as of September 30, 2017, subordinated loans contributing to the calculation of consolidated Tier 2 capital amounted to Euro 272.1 million, about 1.2% of total consolidated liabilities totaling Euro 23,600 million. This figure includes Euro 113.6 million of subordinated loans subject to grandfathering and Euro 158.5 million of calculable instruments.

With particular reference to the methods for calculating the regulatory requirements, the most significant impacts for the Company could arise out of: (i) the increasing non-calculability of various capital aggregates comprising capital instruments calculable on the basis of the previous regulations, and (ii) the introduction of a stricter regimen for deductions compared to previous regulations. Specifically, with reference to Deferred Tax

Assets (DTA), expected to be among the most significant effects on the entire Italian banking system, the related impact is subject to separate treatment. Specifically, DTAs included under Law No. 10 of February 26, 2011, (the so-called “Decreto mille proroghe”) essentially related to the write-down of loans, goodwill and other intangible assets, are excluded from the amount to be considered for the purposes of regulatory deductions and are included in Risk-Weighted Assets (RWA) with a weighting of 100%, starting from January 1, 2014. On the other hand, the other DTAs (net of deferred tax liabilities) are subject to deduction by the threshold mechanism on the Common Equity Tier 1 (where deduction is allowed only for the part in excess of a portion of Common Equity Tier 1 and the inclusion of RWAs with a weighting of 250% of the non-deducted threshold portion) and to the phase-in of deductions up to 2018. In December 2013, the Bank of Italy officially defined the choice of the gradual option for the phase-in, and hence also of the DTAs. The regulations specify that DTAs arising after January 1, 2014 maybe deducted in the amount of 20% from the Common Equity Tier 1 (increasing by 20% each subsequent year), while the DTAs existing on January 1, 2014 are subject to a more gradual phase-in (0% in 2014, 10% in 2015 and then an increase of 10% each subsequent year).

Any change in the regulatory treatment of the various kinds of DTAs could impact on the capital adequacy of the Group and its ability to achieve the capital requirements of the ECB and hence on the ability to meet the targets of the Business Plan.

Within the regulatory framework setting up and governing the banking union (applicable to banks in the Eurozone and Member States which elect to take part), these regulations, among other things, establish (i) from January 1, 2016 a Single Resolution Fund for banks, and for 2015 a National Resolution Fund (Fondo Nazionale di Risoluzione) in Italy) financed by contributions from the banks, to be created gradually over ten years; and (ii) the DGS—a Deposit Guarantee Scheme—to increase and harmonize safeguards for depositors. See “Regulation”.

Furthermore, the BRRD establishes the “Minimum Requirement for Own Funds and Eligible Liabilities” (“MREL”) for a bail-in, in order to ensure that a bank, in the event of a bail-in, has sufficient liabilities to absorb losses and to ensure compliance with the Common Equity Tier 1 requirement needed for authorization to carry out banking activities and to generate sufficient market confidence. See “Supervision and Regulation—Future Requirements”.

Moreover, pursuant to the BRRD, the national authorities will have the power to cancel debt instruments and amend the maturity of the debt instruments, the amount of interest payable or the date on which the interest becomes payable, including by suspending payment for a temporary period. As a result of the resolution tools, the original debtor may be replaced with a new entity without the need of approval by the latter and the transfer of the assets and liabilities of the original debtor may occur, which could change the credit risk to which the investor is exposed. As a consequence of the application of such measures, the credits of the Shareholders could be written-off or materially reduced. In addition, the Shareholders could see their participation substantially diluted in the case of conversion of debt into equity with particularly favorable exchange rates.

In addition, the regulatory authorities may commence administrative and judicial proceedings against our Group that could result in the suspension or revocation of the authorization to carry out banking activities, warnings, fines, civil and criminal sanctions which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

We and our Group’s business and prospects have been affected and will continue to be affected by macroeconomic and market conditions

Our Group’s business and prospects have been affected and will continue to be affected by general economic and financial market conditions and, in particular, by the strength and growth prospects of the Italian economy as well as economic conditions in the whole Eurozone.

In this regard, significant factors related to such areas could impact our operations, including investors’ expectations and confidence, volatility in short- and long-term interest rates, exchange rates, financial markets liquidity, the availability and cost of capital, the sustainability of sovereign debt, family income, consumer spending, unemployment levels, inflation and house prices.

In the context of economic instability, to cope with the lack of liquidity in capital markets following the financial crisis, the central banks of the leading economic areas in the world increased available liquidity by granting loans or purchasing bonds in the market. Specifically, in Europe, between 2011 and 2012, the ECB implemented two LTROs which injected liquidity into the banking system, albeit against significant guarantees, for up to three years, at favorable conditions. European banks took advantage of the liquidity made available in the amount of over Euro 1,000 billion. Italian banks borrowed a quarter of the total amount. This was followed by two further long-term refinancing operations (so-called T-LTRO) for banks, conditional on the provision of credit to families and businesses as well as on a plan of at least two years duration for the purchase of Asset-Backed Securities and Covered Bonds, including securities with ratings lower than BBB-, albeit at certain conditions.

Finally, in the first few months of 2015, the ECB started a program of Quantitative Easing (QE) with the aim of reducing the interest rate on sovereign debt and relaunch the credit market via the purchase of government securities and bonds issued by national public Agencies and European Institutions. The program was subsequently strengthened and extended (currently to December 2017) broadening its scope to include corporate bonds (investment grade) raising the purchasing ceiling from Euro 60 billion to 80 billion per month.

Partly as a result of these measures, and partly due to relatively satisfactory global growth, the economy in the Eurozone ended 2015 with 1.6% growth, and reached 1.7% growth in the first half of 2016.

World economic recovery is expected to consolidate. Trade, sustained by the trend in investments in the most of the economies, was up at the end of 2016, while in financial markets, volatility is very low. Nevertheless, considerable uncertainty persists in terms of the future direction of economic policy, with potentially negative repercussions on the assessments of investors: particularly in the US the timing and details of protectionist trade policies could negatively impact on world trade.

In addition, it is not yet clear what the outcome of the negotiations between the United Kingdom and the European Union will be following the result of the UK referendum of June 23, 2016, on leaving the EU. This uncertainty has thus far caused instability in the financial and currency markets, which may continue until negotiations are complete. In addition, any slowdown in the British economy following Brexit may have negative repercussions on the economy in Europe and globally, and the result of the UK referendum may lead other EU countries to hold similar referenda on their membership of the European Union or the Euro, thereby creating further uncertainty.

Nevertheless, in the Eurozone the signals indicating economic recovery have intensified with a lowering of sovereign debt risk, while inflation is below the expectations of recent months, at 1.5% in the first half of 2017. As expected, less accommodating monetary conditions in the US, coupled with recovery in the Eurozone, have led to an increase in long-term yields and the ECB has confirmed its intention to maintain interest rates at or below the current level, to allow for a high degree of monetary expansion.

The slowdown of the economy in the market in which the Group operates has had, and may continue to have, a negative effect on Group activities and on the cost of funding as well as on the value of assets, and could generate further costs from write-downs and losses of value. In particular, the projections for the Italian economy, updated on the basis of recent trends, indicate an average GDP growth of about 0.9% in 2017, and 1.1% in both 2018 and 2019. Economic activity is expected to be driven by domestic demand and, as early as 2017, by a gradual strengthening of foreign demand. According to these projections, the level of GDP in 2019 could be four percentage points lower than in 2007 (Source: Bank of Italy—Economic Bulletin No. 1/2017 (January 20, 2017)).
The performance of the Group is influenced, among other things, by factors such as investor expectation and confidence, the liquidity of financial markets and the availability and cost of funding on capital markets, related by their very nature to the overall economy. The continuation or worsening of adverse macroeconomic conditions, with the continuing stagnation of the Italian economy, could again increase concerns related to the economic and financial crisis, and have a negative impact on the trust of investors towards Italy. This, in turn, may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

This situation could be further impacted by fluctuations in exchange rates as well as by political instability and difficulties by the government to carry out the measures required to cope with the crisis, acts of terrorism and/or in general political instability globally or in the countries in which the Group operates. All the above could, in turn, cause a decrease in profitability, which may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, there is a risk that following the BRRD coming into effect, one or more credit institutions may be obliged to implement the reorganization provisions set out in the Directive, including the so-called “bail-in”, i.e. the relevant Supervisory Authority could reduce or even cancel the nominal value of shares and write down claims held by the bank, converting them into shares to absorb the losses, either recapitalizing the bank in difficulties or a new entity which continues to exercise its essential functions. See “Risk Factors—If we are unable to achieve the Rights Offering we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD”.

The introduction of the new accounting principle IFRS9 “Financial Instruments” may have adverse consequences if we fail to fully comply with such new principles

On July 24, the International Accounting Standard Board (IASB) published the new IFRS 9 “Financial Instruments” accounting principle, which replaces the previous versions published in 2009 and 2010. This principle has been adopted by the European Commission by Regulation no. 2067/2016, and will become effective as of January 1, 2018.

This publication completed the process of reform of IAS 39 which was defined in three phases, “Classification and measurement”, “Impairment”, “Hedge accounting”. The review of macro hedge accounting remains to be completed, and IASB has decided to initiate a separate program from IFRS 9 for this purpose.

The new IFRS 9: (i) introduces significant changes to the rules for the classification and measurement of financial assets which will be based on the management method (“business model”) and on the characteristics of the cash flows of the financial instrument (SPPI criterion—Solely Payments of Principal and Interests) which could involve different classification and measurement methods for financial instruments compared with IAS 39; (ii) introduces a new impairment accounting model based on an expected losses rather than an incurred losses approach as in IAS 39 and on the concept of a lifetime expected loss which could lead to a structural anticipation and increase of the value adjustments, particularly those on receivables; (iii) changes in how to account for changes in “own credit risk”, i.e. changes in the fair value of financial liabilities designated under the fair value option which are attributable to changes in the Company’s own creditworthiness. The new principle establishes that these changes be recognized in a net equity reserve, rather than in profit or loss, as currently laid down in IAS 39, thus eliminating a source of volatility in profit or loss results; and (iv) amendments involves hedge accounting, changing the rules for the designation of a hedge account and for checking its effectiveness with the aim of guaranteeing a better alignment between the accounting representation of the hedging and the underlying management logics. However, under this principle entities may continue to apply the provisions of IAS 39 on hedge accounting until the IASB completes the project of defining the rules relating to macro-hedging.

Our Group has launched a specific project to analyze and define the main qualitative and quantitative impacts, as well as to identify and implement the application and organizational measures required for the standard to be effectively adopted by the Group.

In light of the abovementioned IFRS 9, the need to ensure an ongoing compliance with the multiple laws and regulations, and more specifically (taking into account the requirements under the Basel 3 standards) the need to increase the capital base and to meet the liquidity requirements, calls for a significant amount of resources, as well as the adoption of complex internal rules and policies that might lead to higher costs and/or lower earnings for us and the Group.

The application of the new impairment accounting model based on an expected losses approach, which would cause an increase in the write-downs made to unimpaired assets (specifically receivables from customers), as well as the application of the new rules for the transfer of positions between the different classification stages under the new standard. Greater volatility may be generated in the financial results between the different accounting periods, due to the dynamic change between the different stages of financial assets recorded in the financial statements.

In addition, the ECB concluded that implementation of IFRS 9 by the Company is only partially consistent with the expectations of the Authority. See “Business—History—Inspections and thematic reviews by the ECB—2017 Inspections and thematic reviews”.

Any failure to comply, or any legislative and regulatory change including changes to the methods relating to interpretation and/or application of the laws by the competent authorities may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Risks associated with ordinary and extraordinary contribution obligations towards the funds established within the regulatory framework for failing credit institutions

As a result of the 2007/2008 financial crisis, and in the aim to curb the risk of bank failures, a number of systems have been introduced, at the European level and in the individual Member States, whose implementation entails (even significant) disbursements by credit institutions in favor of the banking system as a whole.

By (i) Directive 2014/49/EU (Deposit Guarantee Schemes Directive—DGSD) of April, 16, 2014; (ii) the BRRD; and (iii) Regulation (EU) No. 806/2014 of the European Parliament and the Council (the “SRM Regulation”) establishing, inter alia, the Single Resolution Fund (for 2015 the National Resolution Fund), the European legislator introduced significant amendments to the rules governing failing institutions, with the strategic goal to strengthen the single market and systemic stability.

Following the transposition of said directives in the national legal jurisdiction, as of the 2015 financial year, credit institutions are required to provide the financial resources necessary for financing the Deposit Guarantee Scheme (“DGS”) and the Single Resolution Fund (“SRF”). The participation of individual Italian banks in said DGS, recognized in Italy, is mandatory. In case of withdrawal, said institutions shall have their banking licence revoked.

Our Group’s total commitment to such funds is equal to Euro 10.5 million as of September 30, 2017, of which provisions have been recorded of Euro 7.4 million. The Company’s indirect participation in the Voluntary Scheme was recorded as an impairment, with a payment of Euro 2.5 million.

The implementation of the above European rules and regulations may have a significant impact on the Company’s financial position as they impose, as of the year ended as of December 31, 2015, the obligation to contribute to specific funds through contributions made by credit institutions. The amount of deferred charges cannot be estimated as at the date of this Offering Circular with reference to the extraordinary contribution items that may be necessary to finance, under the new applicable rules, the interventions for the management of potential future bank failures.

In relation to the DGS, as at the entry into force of the Deposit Guarantee Schemes Directive (implemented in Italy by Legislative Decree No. 30 of February 15, 2016), there will be ordinary and extraordinary contribution deferred charges and the different guarantee schemes are required to hold funds in proportion to the amount of guaranteed deposits and in relation to the risk relating to each bank. As of the financial year 2015, credit institutions are required to provide the financial resources necessary to finance the Interbank Deposit Protection Fund and National Resolution Fund (incorporated into the SRF as of the 2016 financial year) through the payment of ordinary, and possibly extraordinary, contributions.

In particular, the Company has the following obligations: (i) annual ordinary ex ante contribution to the DGS, from 2015 to 2024, aimed at establishing funds for an amount equal to 0.8% of the protected deposits as at the target date. The contribution is resumed when the funding capacity is below the target level, at least until the target level is reached. If, after the target level has been reached for the first time, the financial means available have been reduced to less than two-thirds of the target level, the regular contribution is set at a level that enables the target level to be reached within six years; and (ii) (ex post) undertaking to pay any potential extraordinary contribution that may be required in the event that the financial means available are insufficient to pay back depositors; said extraordinary contributions may not exceed 0.5% of the protected deposits for every calendar year, but in exceptional cases and with the consent of the relevant authority, the DGS may also demand higher contributions.

With reference to the Italian Interbank Deposit Guarantee Fund, the contribution charges are determined in proportion to the amount of protected deposits of the Group banks compared to the total of protected deposits of the Italian banks participating in the Italian Interbank Deposit Guarantee Fund and to the risk level referring to all the other banks participating in the Interbank Fund. Italian banks are required to pay annual ordinary contributions until the Italian Interbank Deposit Guarantee Fund is provided with financial resources at least equal to 0.8% of the total protected deposits of all the other Italian banks participating in the fund. Said level is mandatorily required to be reached within July 3, 2024.

As of January 2016, the National Resolution Fund has been incorporated into the SFR, in relation to which our Group has the following obligations: (i) annual ordinary ex ante contribution to the SRF until 2023, aimed at establishing funds for an amount equal to 1% of the total protected deposits of all the authorized credit institutions in all participating Member States as at the target date. The accumulation period can be extended by another four years if the financing mechanisms have made cumulative disbursements for more than 0.5% of the protected deposits. If, after the accumulation period, the financial means available fall below the target level, the collection of contributions is resumed until said level is restored. Furthermore, after the target level has been reached for the first time, and if the financial means available fall below two-thirds of the target level, said contributions are set at a level that enables the target level to be reached within six years. The contribution mechanism envisages annual ordinary contributions that aim to evenly distribute over time the costs for the contributing banks. A transition phase of contributions to national divisions of the SRF and a gradual mutualization thereof is provided; and (ii) (ex post) undertaking to pay any additional extraordinary contributions that may be potentially required, equal to a maximum of three times the annual contributions provided for, should the financial means available not be sufficient to cover the losses, costs or other expenses borne by recourse to the SRF in resolution actions.

With reference to the SRF, the contributions of each institution are calculated on the basis of the ratio between their respective amount of liabilities (net of the protected deposits and of own funds and, for the institutions belonging to a group, net of the intragroup liabilities) compared to the total liabilities (net of the protected deposits and of own funds) of Italian banks, and of the risk level referring to each credit institution compared to the risk level of all other Italian banks. The annual value of the contribution is subject to auditing by reason of the performance of risk parameters and of the volumes of protected deposits.

Law No. 208 of December 28, 2015 sets forth the obligation to pay additional contributions to the National Resolution Fund, when the ordinary and extraordinary contributions already paid are not sufficient to cover the obligations, losses, costs and other expenses necessary to achieve the resolution goals. The amount of additional contributions is determined by the Bank of Italy within the total limit, including the contributions paid to the SFR, indicated in Articles 70 and 71 of the SRM Regulation. For 2016 only, the total limit was increased by two times the annual amount of contributions determined in accordance with Article 70 of the SRM Regulation and with the related Council Implementing Regulation (EU) No. 2015/81 of December 19, 2014.

The Company has also joined the Voluntary Scheme, established within the Italian Interbank Deposit Guarantee Fund on November 26, 2015, aimed at implementing actions in support of banks belonging to said Scheme in respect of which early intervention measures have already been applied, or of banks qualified as failing or at risk of failing by the Bank of Italy. The actions under the Scheme may consist in: (a) the granting of loans; (b) the issue of guarantees; (c) the acquisition of equity interests; (d) the acquisition of assets, liabilities, firms, businesses, tangible assets, rights and obligations identifiable in groups; (e) other technical means.

The maximum amount of resources that the banks participating in the Voluntary Scheme undertake to provide for the interventions and related expenses is, in light of the amendments to the by-laws dated June 17, 2016, equal to Euro 700 million. Said amount is independent and separate to the amount collected through the mandatory contributions owed by the banks participating in the Interbank Fund pursuant to Title I of the Fund’s by-laws, and may be re-established by resolution of the Fund’s Extraordinary Meeting. The resources to be allocated to interventions are made available to the participating banks upon request, depending on the methods and timeframes for each individual intervention.

On July 19, 2016, the Voluntary Scheme of the Interbank Fund reported the intervention vis-à-vis Cassa di Risparmio di Cesena for the subscription of the share capital increase for an amount equal to Euro 280 million, as resolved by the Shareholders’ meeting thereof on July 3, 2016 and aiming to solve the difficult situation the Company found itself in. Following said capital increase, the Voluntary Scheme of the Interbank Fund holds a stake equal to 95.3% of the share capital of Cassa di Risparmio di Cesena.

By communication dated October 26, 2016 the Bank of Italy indicated the accounting, prudential and reporting treatment guidelines to be followed with reference to the interventions in support of banks in distress and, as it emerges, the contributions paid by the banks for the interventions relating to the acquisition of equity interests are recorded by said banks as capital instruments. The Group classifies said instruments within the IAS category of assets available for sale. Lastly, by communication dated January 20, 2017, the Italian Interbank Deposit Guarantee Fund communicated to the our Group the pro-rata fair value of the financial assets acquired as a result of the Voluntary Scheme intervention. On the basis of such comunication, our Group adjusted the value of the foregoing financial assets for an amount of Euro 1.3 million under the entry “Net losses/recoveries on impairment of assets available for sale”.

The above ordinary contribution obligations play a part in reducing profitability and have a negative impact on the Group’s level of capital resources. The amount of ordinary contributions required from the Company may increase in the future based on the development of the amount relating to the protected deposits and/or the risk relating to the Group banks compared to the total number of banks that are required to pay said contributions. Furthermore, in the future, as a result of unforeseeable and uncontrollable events, the Interbank Fund and/or the SRF may also find themselves in the position to request new additional extraordinary contributions. This would entail the need to record additional extraordinary expenses, and may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

In addition, in light of the above, although the Company undertakes to comply with the complex system of rules and regulations, the developments of the relevant statutory framework and/or any amendments to the interpretation and/or implementation thereof by the relevant authorities, may lead to new expenses and obligations for the Company.

Our stake in the Atlante Fund may be written down or its value may decrease in certain circumstances

As of the date of this Offering Circular, we are among the subscribers of the following funds:

(a)	Atlante Fund, a closed-end alternative investment fund designed to support the recapitalization of Italian banks and to favor the divestment of NPLs (the “Atlante Fund”); and

(b)	Atlante Fund II, a closed-end alternative investment fund designed to favor the divestment of NPLs (the “Atlante Fund II”, and jointly with the Atlante Fund, the “Atlante Funds”). The Atlante Funds are managed by Quaestio SGR and Cassa depositi e prestiti S.p.A., banks, insurance companies and foundations, in addition to the Company are subscribers to the Atlante Funds.

See “Business— History and recent developments—Subscription of Atlante Fund”.

At the end of January 2017, Quaestio Capital Management SGR S.p.A. declared that there were not , considering (i) the available valuation of the equity investments held by the Atlante Fund in Banca Popolare di Vicenza S.p.A. and Veneto Banca S.p.A. (based on data as of June 30, 2016) prepared by an independent expert that highlighted a loss compared to the initial investment, (ii) the deteriorated capital position of the two above-mentioned banks in the portfolio and the resulting recapitalization requests made by the Supervisory Authority; and (iii) the significant uncertainty associated with the restructuring and merger process of the foregoing banks desired by the Atlante Fund.

Furthermore, on January 31, 2017, Quaestio Capital Management SGR S.p.A. announced that the valuation prepared by the independent analyst referred to Banca Popolare di Vicenza and Veneto Banca would lead to reporting a value that was approximately 33% lower, and therefore, to the determination of a NAV (Net Asset Value) equal to Euro 0.54 million.

As a result, as of December 31, 2016 and as of September 30, 2017, we adjusted the value of our unit holding in the Atlante Fund equal to Euro 5.4 million and Euro 10.6 million, respectively.

On May 2, 2017, we made a further payment of Euro 1,249 million, with reference to the investment transactions by the Atlante Fund II (in which the Atlante fund is an investor) regarding “Project Cube” concerning the so-called good banks (Nuova Banca delle Marche S.p.A., Nuova Banca dell’Etruria e del Lazio S.p.A. and Nuova Cassa di Risparmio di Chieti S.p.A.).

In addition, during June 2017, we made a further payment totaling Euro 73,000, following the “Project Este” funding transaction in Nuova Cassa di Risparmio di Ferrara S.p.A. performed by the Atlante Fund II (in which the Atlante fund is an investor).

Future analysis of valuation factors may entail a further reduction, even a significant reduction, in the investment value of the abovementioned investments.

If the value of the assets in which the Atlante Fund has invested and/or will invest decreases, inter alia, as a result of write-downs, as a result of their transfer at a lower price compared to the purchase price, or because they are replaced with assets that have a higher risk profile or are characterized by a higher capital absorption level (such as types of non-performing loans), and if the units of the Atlante Fund are written down, this could have an effect on our capital and reduce our capital ratio. Any of the above may have a material adverse effect on our and/or our Group’s business, financial condition and results of operations.

Risks Related to the New Shares and the Capital Increase

Investors in the Rights Offering have the option to elect Rolling Settlement

At the option of the investor in the Rights Offering, during the Subscription Period, the New Shares will be settled either on a rolling basis (the “Rolling Settlement”) on an account basis (the “Account Settlement”). In order to elect Rolling Settlement, investors in the Rights Offering subscribing for New Shares must so indicate on the subscription form. The settlement technicalities for both mechanisms are set out below in more detail. The Rolling Settlement was introduced by CONSOB Communication 88305 of October 5, 2016, which became effective from December 15, 2016 and applies to extremely dilutive capital increases (for more information, see “The Transaction—Settlement and Delivery of New Shares”).

If an investor in the Rights Offering elects to settle any New Shares it has subscribed for by way of Rolling Settlement, subject to any delays beyond our control, the New Shares subscribed for on or before the First Exercise Date will be delivered to the accounts of authorized financial intermediaries registered with Monte Titoli at the end of the accounting day on which the Rights were exercised starting from the third business day of the Subscription Period. If, however, an investor in the Rights Offering does not elect Rolling Settlement, the New Shares will settle by way of Account Settlement and, subject to any delays beyond our control, the New Shares subscribed for on or before the First Exercise Date will be delivered to the accounts of authorized financial intermediaries registered with Monte Titoli at the end of the accounting day on the last day of the Subscription Period and will become available from the following settlement day.

Investors should note that the settlement of shares on the Italian stock exchange is not reversible. Consequently, upon the occurrence of any circumstances such as a supplement to the Italian Prospectus (a “Prospectus Supplement”) with a consequent withdrawal right for investors in the Rights Offering, during the Subscription Period, investors in the Rights Offering would not be able to alter any investments in New Shares already settled on or before such date. Under such circumstances, investors in the Rights Offering choosing Rolling Settlement may therefore lose all of their investment. In particular, investors in the Rights Offering should note that if there are any (i) changes to or a termination of the underwriting structure due to, for example, one or more of the conditions not being satisfied (including those relating to the disposal transactions; see “Plan of Distribution—The Underwriting Structure”) and/or (ii) the completion or a significant change to one or more of the disposal transactions in the case of the publication of a supplement, the Company may publish a Prospectus Supplement. As a result, under Italian law, Investors in the Rights Offering would be granted withdrawal rights. Investors in the Rights Offering who have subscribed for New Shares electing Rolling Settlement would no longer be granted withdrawal rights and would risk losing their investment in the New Shares in the event that the Rights Offering would not be subscribed in full and not guaranteed by the Guarantors. Investors who want to participate in the Rights Offering without risking to lose their withdrawal rights, should participate in the Capital Increase by way of Account Settlement.

The Guarantors’ and Equita’s obligation to subscribe for the New Shares is based on a Guarantee Agreement and the Equita Agreements, which the Guarantors and Equita can terminate under certain circumstances; if the Capital Increase is not fully subscribed and the Guarantee Agreement and/or one or both of the Equita Agreements terminated, the Company may be subject to measures under the BRRD and investors may lose part or all of their investment

In connection with the Rights Offering, we entered into (i) the Guarantee Agreement with the Guarantors (including the Addendum thereto), (ii) the Equita First Allocation Commitment with Equita, and (iii) the Equita Proportional Commitment with Equita. In addition, certain of our shareholders have committed to subscribe in the Rights Offering New Shares in an aggregate amount of 12,847,251,360 New Shares (collectively, the “Shareholders’ Commitments”) and our shareholder Malacalza Investimenti S.r.l. has been granted an option to subscribe such number of up to Remaining Underwritten New Shares that would increase Malacalza Investimenti’s shareholdings in the Company to 28%, assuming the subscription of the Capital Increase in full. All of these agreements are subject to certain conditions set out in such agreements and, in the case of the Equita First Allocation Commitment and the Equita Proportional Agreement, in related sub-underwriting agreements (for more information, see “Plan of Distribution—The Underwriting Structure”).

Pursuant to the above-mentioned agreements and subject to the terms thereof, if the Rights Offering will not be fully subscribed, the Remaining Underwritten New Shares (i.e., the New Shares, net of the Shareholders’ Commitments) would be subscribed in the following order of priority: first, pursuant to the Malacalza Investimenti Option (as defined below), if exercised; second, by Equita pursuant to the Equita First Allocation Agreement; and third, net of any New Shares subscribed by Eligible LME Investors pursuant to the Reserved LME Tranche, pari passu and pro rata by the Guarantors and Equita pursuant to the Guarantee Agreement and the Equita Proportional Agreement.

As some of the conditions contained in the above-mentioned agreements are inter-linked, if one of the conditions in one of the agreements is not satisfied or waived, neither the Guarantors nor Equita (and the Equita Sub-Underwriters) would be required to underwrite the Remaining Underwritten New Shares.

The Rights Offering is divisible and, therefore, if it is not fully subscribed following the Rights Auction Period, it will be implemented in an amount equal to the subscriptions received. As a result, if the Guarantors and/or Equita (and the Equita Sub-Underwriters) exercise their respective termination rights, the Capital Increase could settle for an amount less than Euro 500 million (the minimum amount required by the ECB). In such a scenario, there would be an elevated risk that the Supervisory Authorities would implement the resolution tools provided for by the BRRD and investors may lose part or all of their investment. Investors could therefore be at risk of their shareholding being diluted or losing part of all of its value. See also “—The BRRD, and in particular its bail-in provisions, could significantly impact our Shareholders, by shifting our losses to them and causing them to lose the value of their investment” and “—Investors in the Rights Offering have the option to elect Rolling Settlement”.

Risks related to the determination of the Offer Price

The Offer Price was determined by applying a discount of 26.8% to the TERP, the theoretical ex-rights price, calculated based on the average official market price registered in the last six months prior to November 13, 2017 and in consideration, inter alia, of general market conditions, stock performance, the total amount of the Capital Increase with respect to current market capitalization, the regulatory context, which is under continual development, as well as the business, financial condition, results of operations and prospective performance for the Company, including at a consolidated level.

The Reserved Tranche is subject to Article 2441 paragraph 6 of the Italian Civil Code, according to which in case of capital increases excluding or limiting option rights, the issue price for the shares must be established

“[..] based on the value of shareholders’ equity, also taking consideration of price performance over the last six months for shares listed on regulated markets”. In consideration of the nature of the overall capital strengthening transaction, application of this criterion led to determination of the same Offer Price for both the Rights Issue and the Reserved Tranche.

Although we believe that the abovementioned criterion for determination of the issue price for the New Shares within the Reserved Tranche — characterized by the award to entitled holders of Subordinated Notes of a discount to the TERP (and to holders of option rights) — meets the requirements under Article 2441 paragraph 6 of the Italian Civil Code, in consideration of factual circumstances and of the broader capital strengthening transaction for the Bank, there may be a risk that third parties with an interest to act, pursuant to article 100 of the Italian Code of Civil Procedure raise challenges in this regard.

The New Shares will not be freely transferable in the United States

Any New Shares offered and sold to investors located in the United States will be “restricted securities” (as defined in Rule 144 under the Securities Act) and such New Shares may not be reoffered, resold, pledged or otherwise transferred, except: (i) outside the United States in accordance with Rule 903 or Rule 904 under Regulation S; (ii) to a QIB in a transaction that is exempt from registration under the Securities Act and that meets the requirements of Rule 144A; (iii) pursuant to an effective registration statement under the Securities Act; (iv) in accordance with Rule 144 under the Securities Act; or (v) in another transaction not requiring registration under the Securities Act; and, in each case, in accordance with any applicable securities laws of any state of the United States or any other jurisdiction. See “Transfer Restrictions”.

The market for the Rights and New Shares may be volatile or illiquid and trading prices of the Rights and the New Shares may fluctuate significantly

We are offering Rights and New Shares which carry the typical investment risks of listed securities of the same kind. Holders of these instruments will be able to liquidate their investment by selling them on the MTA. Liquidity problems could arise, as sell orders may not be promptly matched by adequate buy orders or could be subject to considerable price fluctuations. Factors such as changes in our economic, financial, capital and earnings situation, or that of our competitors, changes in the general condition of the sector in which we conduct our business, in the economy in general and in financial markets, changes in the legislative and regulatory framework, as well as media about us, could generate even substantial fluctuations in the price of our shares and, possibly, in the price of the Rights. Moreover, in recent years, equity markets have had a very unstable trend in prices and trading volumes. In the future, these fluctuations could have an impact on the market price of our ordinary shares and the Rights, irrespective of the results that our Group is able to achieve. The trading price for the Rights will depend, inter alia, on the performance of the shares outstanding and could be subject to even greater volatility. In addition, some of our Shareholders could decide not to exercise their Rights but to sell them on the market. This could have a negative effect on the market price for the Rights and the New Shares.

Shareholders who do not exercise their Rights will be diluted

Rights that are not exercised by December 6, 2017 will be forfeited and offered in the Rights Auction. To the extent that Shareholders do not validly exercise their Rights to subscribe for New Shares, their proportionate ownership and, where applicable, voting interest in our Company will be reduced. The allocation to holders of savings shares of the right to subscribe for New Shares creates a dilution effect on the shareholding of ordinary shares, which is not expected to be material in light of the limited number of savings shares outstanding at the date of this Offering Circular. In addition, Shareholders participating in the Capital Increase and exercising their Rights will also be diluted, as a result of the Reserved LME Tranche. In each case, the percentage of our Company’s share capital represented by the shares such Shareholders held prior to the Capital Increase will also be correspondingly reduced, by the percentages set forth as follows. Shareholders not participating in the Capital Increase by exercising their Rights (assuming a full exercise of the Capital Increase including the Reserved LME Tranche) would suffer a maximum dilution of their shareholding, in terms of percentage of share capital, of 98.53%. Shareholders participating in the Capital Increase by exercising their Rights (assuming a full exercise of the Capital Increase including the Reserved LME Tranche) would suffer a maximum dilution of their shareholding, in terms of percentage of share capital, of 10.60%.

Certain Shareholders may not be able to participate in the Rights Offering

Italian corporate law provides for subscription rights to be granted to our Company’s existing Shareholders unless such rights have been duly excluded by a resolution of the Shareholders’ meeting or under other circumstances contemplated by Italian law. Shareholders in certain jurisdictions, however, may not be entitled to exercise such rights unless the rights and the related shares are registered or qualified for sale under the relevant legislation or regulatory framework. Shareholders in these jurisdictions may suffer dilution of their shareholding should they not be permitted to participate in future equity offerings with subscription rights.

Investors outside the Eurozone are subject to exchange rate risk

The Rights and the New Shares are priced in Euro and our shares are quoted and traded in Euro. Accordingly, any investors outside the Euro zone are subject to adverse movements in Euro against their local currency, which may reduce the value of the Rights and our shares, as well as any dividends paid in Euro in relation to our shares.

Certain relationships between the Company and the Guarantors may present conflicts of interest

In the ordinary course of the Guarantors’ certain of their affiliates’ respective businesses, the Guarantors and their affiliates may, from time to time, engage in commercial and investment banking transactions with the Company (including the entry into credit agreements and the provision of credit lines and investment banking services) for which they have been or may be paid customary fees.

In connection with the Rights Offering, the Guarantors and/or their respective affiliates may act as investors for their own account and may take up Rights and/or New Shares and, in that capacity, may retain, purchase or sell for their own account such Rights, New Shares and/or any other securities of the Company or related investments and may offer or sell such securities or other related investments otherwise than in connection with the Rights Offering.

The Guarantors and/or their respective affiliates may also engage in lending services to Shareholders interested in the Rights Offering, which may include the pledge on the shares of the Company. The Guarantors and certain of their affiliates’ respective business also engage, from time to time, in ordinary-course trading in the securities of the Company, including its ordinary shares and/or savings shares, for the Guarantors’ or their affiliates own accounts or on behalf of others.

As a result of these relationships, certain Guarantors face potential conflicts of interest with respect to their role in the Capital Increase. For further information, see “Plan of Distribution—Existing Relationships with the Guarantors”.

The subscription of the New Shares entails the typical risks of investments in equity instruments, including the risk of loss, in whole or in part, of the capital invested in the Shares should we enter into liquidation or encounter financial difficulties or distress entailing the application of resolution measures under the regulatory framework introduced through the BRRD

The regulatory framework governed by BRRD provisions changes the civil and banking framework previously in force, introducing standardized rules for the prevention and management of banking crises. Specifically, the BRRD makes provision, among other things, for the banks to draw up preparation and prevention measures, including the formulation and periodic updating by the organizations or companies of the parent company of a restructuring plan indicating the measures to adopt for the restoration of the financial situation following a significant deterioration with compulsory periodic reporting to the Bank of Italy (in the capacity of NRA), as well as the possibility of the latter undertaking: (i) early interventions, which supplement the traditional prudential measures and are calibrated according to the problems of the intermediary involved, until arriving at a request to the administrative body to adopt specific measures or to appoint one or more temporary administrators; and (ii) “resolution” instruments for failing banks or banks at risk of failure, as an alternative to compulsory liquidation proceedings. “Resolution” means a restructuring process managed by the NRA through recourse to techniques and powers introduced by the BRRD.

Specifically, these instruments include, alone or in combination: (i) the sale of business assets or shares of the entity subject to resolution; (ii) the establishment of a bridging organization; (iii) the separation of the unimpaired assets of the failing organization from those which are deteriorated or impaired; and (iv) a bail-in, through which the liabilities of the failing organization are written down and/or converted with consequent losses for the Shareholders and for some categories of creditors (including unsubordinated bondholders).

The decrees implementing the BRRD in Italy came into force on November 16, 2015 with the exception of the provisions relating to the bail-in which apply from January 1, 2016. Specifically, based on the abovementioned implementing decrees, there has been a shift from a crisis resolution system based on public resources (bail-out) to a system in which losses are transferred to shareholders, holders of subordinated debt securities, holders of unsubordinated and unguaranteed debt securities, and, lastly, deposits in excess of Euro 100,000.00 (bail-in).

If the bail-in tool is exercised against us, the value of your shareholding would be reduced, including to zero, and debt instruments would be converted into equity, even in the absence of a formal declaration of insolvency of our Company. Likewise, in the event a crisis situation were to arise and our Company were to be subject to resolution, the New Shares, like all of our shares, could be written off and debts owing to us could also be cancelled or significantly reduced, even in the absence of a formal declaration of insolvency.

The exercise of any power under the BRRD against us, especially the bail-in tool, or any suggestion of such exercise, could have a material adverse effect on our business, financial condition and results of operations.

In addition, holdings of shareholders, including those who subscribe for the New Shares, may be severely diluted if our liabilities are converted into equity.

Finally, state aid to banks in crisis may only be granted after the resolution measures described above have been applied and on the condition that (i) losses have been absorbed in an amount of up to at least 8% of total liabilities, including own funds, determined at the time of resolution and (ii) final approval within the meaning of European state aid rules has been granted.

Shareholders that are not tax-resident in Italy face risks relating to withholding at source

Subject to certain conditions, Italian tax regulation provides for the application of a withholding tax, deducted at source, which is typically 26%, on certain forms of income (for example dividends and capital gains) received by persons that are not tax resident in Italy. This withholding arises as a result of certain Italian tax rules as well as the application of international tax treaties relating to double-taxation. See “Taxation”.

Such withholding, in cases where it is reduced but not cancelled, could lead to double-taxation on persons not tax resident in Italy, for example, where the country of tax residence does not offer tax credits in respect of such Italian withholding tax, or for any other reason. Consequently, investors are encouraged to consult their tax advisors before investing in the Capital Increase.

Foreign Account Tax Compliance withholding may affect payments on the shares

Pursuant to certain provisions of the U.S. Internal Revenue Code of 1986 (“FATCA”), a “foreign financial institution” may be required to withhold on certain payments it makes (“foreign pass-through payments”) to persons that fail to meet certain certification, reporting, or related requirements. A number of jurisdictions (including Italy) have entered into, or have agreed in substance to, intergovernmental agreements with the United States to implement FATCA (“IGAs”), which modify the way in which FATCA applies in their jurisdictions. Under the provisions of IGAs as currently in effect, a foreign financial institution in an IGA jurisdiction would generally not be required to withhold under FATCA or an IGA from payments that it makes. Certain aspects of the application of the FATCA provisions and IGAs to instruments such as our shares, including whether withholding would ever be required pursuant to FATCA or an IGA with respect to payments on instruments such as the shares, are uncertain and may be subject to change. Even if withholding would be required pursuant to FATCA or an IGA with respect to payments on instruments such as the shares, such withholding would not apply prior to January 1, 2019. Investors should consult their own tax advisors regarding how these rules may apply to their investment in the shares. In the event any withholding would be required pursuant to FATCA or an IGA with respect to payments on the shares, no person will be required to pay additional amounts as a result of the withholding.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could result in materially adverse U.S. federal income tax consequences to U.S. Holders of our shares

Based on the composition of our income and assets and our operations, we do not expect to be treated as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes for the most recent taxable year, and do not expect to be a PFIC for the current taxable year or in the foreseeable future. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure investors that the U.S. Internal Revenue Service will not take a contrary position. Furthermore, PFIC status is based in part on factual information that can only be obtained after the close of each taxable year. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Certain Tax Considerations—Certain U.S. Federal Tax Considerations) holds the shares, certain materially adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Taxation—Certain U.S. Federal Income Tax Considerations—Passive Foreign Investment Company”.

USE OF PROCEEDS

We estimate that the net proceeds from the Capital Increase will be approximately Euro 448.3 million, assuming that all of the offered New Shares are subscribed for (including the Reserved LME Tranche). Total gross expenses related to the Capital Increase, including fees payable to the Guarantors and other costs, including those relating to the structure of the transaction are expected to amount to approximately Euro 51.7 million, Euro 14.7 million of which the Company expects will be payable regardless of the completion of the Capital Increase.

The Capital Increase forms a key component of the capital strengthening measures, to address the shortcomings identified by the ECB. The net proceeds are intended to be used to strengthen the Group’s liquidity and capital position and for general corporate purposes.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth capitalization of the Company and its subsidiaries as of September 30, 2017 on a historical basis and adjusted to reflect the effects of (i) the disposal of the Milan property, (ii) the LME Transaction and (iii) the Capital Increase in cash for Euro 500 million (included in the Unaudited Pro Forma Consolidated Financial Information) as if such events had occurred on September 30, 2017. The historical consolidated financial information has been derived from the 2017 Unaudited Interim Consolidated Financial Statements prepared in accordance with IFRS included elsewhere in this Offering Circular.

Prospective investors should read this table in conjunction with the sections “Presentation of Financial Data and Other Information”, “Risk Factors”, “Reasons for the Offering Share Capital Increase”, “Use of Proceeds”, “Selected Consolidated Financial Information”, “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	As of September 30, 2017 (unaudited)	Adjustments	As Adjusted(1)
	(in Euro thousands)
Current account and demand deposit	12,171,891	—	12,171,891
Term deposits	1,551,197	—	1,551,197
Loans	4,475	—	4,475
Other payables	159,508	—	159,508

Due to customers	13,887,071		13,887,071
Securities issued	4,002,056	(282,999)	3,719,057	(2)
Financial liabilities designated at fair value through profit and loss	374,241	—	374,241

Direct deposits	18,263,368	(282,299)	17,980,369	(2)

Due to central banks	3,500,000	—	3,500,000
Current account and demand deposit	89,274	—	89,274
Term deposit	205,009	—	205,009
Loans	377,039	—	377,039
Other payables	30,468	—	30,468

Due to banks	4,201,790	—	4,201,790
Due from banks	(2,657,408)	—	(2,657,408)

Net interbank	1,544,382	—	1,544,382

Net equity Group	1,908,724	682,511	2,591,235	(3)

(1)	Figures in this column reflect the Unaudited Pro Forma Consolidated Financial Information. Such information addresses a hypothetical situation and therefore does not represent the Group’s actual financial position or results. Consequently, such information may not be indicative of the Group’s total capitalization as of the date of this Offering Circular or any prior date. Investors are cautioned not to place undue reliance on this hypothetical information.
(2)	The item “Securities Issued” included in Unaudited the Pro Forma Consolidated Financial Information amounts to Euro 3,719,057 thousand. Therefore, the amount of “Direct deposits” is equal to Euro 17,980,369 thousand.
(3)	The item “Net equity Group” included in Unaudited the Pro Forma Consolidated Financial Information amounts to Euro 2,591,235 thousand, including (i) Euro 61,769 thousand relating to the pro-forma adjustments attributable to the disposal of the Milan Property, (ii) Euro 158,259 thousand relating to the pro forma adjustments attributable to the LME Transaction, and (iii) Euro 462,483 thousand relating to the pro forma adjustments attributable to the Capital Increase. See “Unaudited Pro Forma Consolidated Financial Information”.

Pro-forma Liquidity Coverage Ratio and Pro-forma CET 1

Pro-forma Liquidity Coverage Ratio and Pro-forma CET 1 of the Group, assuming the disposal of the Milan Property, the LME transaction and the Capital Increase in cash for the amount of Euro 500 million occurred on September 30, 2017 and December 31, 2016, respectively, are as follows.

	September 30, 2017 Historical (A)	Disposal of Milan Property (B)	LME Transaction (C)	Capital Increase (D)	September 30, 2017 Pro-forma (E)=(A+B+C+D)
LCR	125.0%	5.8%	-3.5%	24.4%	151.7%
CET 1	10.4%	0.4%	1.1%	2.9%	14.9%

	December 31, 2016 Historical (A)	Disposal of Milan Property (B)	LME Transaction (C)	Capital Increase (D)	December 31, 2016 Pro-forma (E)=(A+B+C+D)
LCR	124.0%	6.2%	-3,7%	25.7%	152.5%
CET 1	11.4%	0.4%	1.1%	2.7%	15.8%

Estimate of the pro-forma effects in the event of full subscription of the Capital Increase, including the Reserved LME Tranche of Euro 60 million for the Eligible LME Investors.

As described in the section “Unaudited Pro Forma Consolidated Financial Information”, the Pro-Forma Consolidated Financial Information does not give effect to the Capital Increase related to the Reserved LME Tranche of Euro 60 million for the Eligible LME Investors, for which there is not sufficient evidence to reasonably determine its occurrence and to estimate the measure of the related pro-forma effects.

The estimate of the pro-forma effect on consolidated shareholders’ equity at September 30, 2017, assuming the full subscription of the Reserved LME Tranche of Euro 60 million, is Euro 60 million, since the costs related to the LME Transaction, equal to Euro 3,343 thousand, included in Column C of the Unaudited Pro-forma Consolidated Income Statement for the nine month period ended September 30, 2017 and for the year ended December 31, 2016 include also the estimate of the costs related to the capital increase for the Reserved LME Tranche. In addition, assuming full subscription of the Reserved LME Tranche, pro-forma interest expense would be lower due to the lower amount of outstanding New Notes, thus reducing the loss for the nine-month period ended September 30, 2107 by Euro 1,631 thousand and for the year ended December 31, 2016, by Euro 2,208 thousand.

DIVIDENDS AND DIVIDEND POLICY

The following is a summary of certain information concerning dividends, if any, payable by us and certain provisions of our statutory by-laws and of Italian law applicable to listed companies in effect as of the date of this Offering Circular. This summary contains all information that we consider to be material regarding dividends, if any, payable by us, but does not purport to be complete and is qualified in its entirety by reference to our statutory by-laws or Italian law and regulations, as the case may be.

General

We are currently subject to a prohibition on paying dividends issued by the ECB, most recently confirmed in the ECB’s draft SREP decision received on September 27, 2017, which remains in effect unless withdrawn by the ECB following the periodical SREP. Future payments of dividends may be limited or prohibited by the need to comply with regulatory capital requirements applicable to the Group.

For each of the years ended December 31, 2016, 2015 and 2014, we recorded a loss and did not pay dividends in respect of any such year. If we incur losses in future financial years, we may have no ability to declare and pay any dividends in respect of such years, which could have an adverse impact on your investments in our shares. In addition, our Business Plan provides that we will not distribute dividends for the period of the Business Plan. See “Risk Factors—Risks related to the Company and the Group—Our Group is currently prohibited from distributing dividends and may not able to distribute dividends in the future”.

The payment of annual dividends is made out of our distributable profits and reserves on an unconsolidated basis for each relevant year pursuant to a proposal of the board of directors. Any such proposal by the board of directors is subject to approval by our Shareholders at the annual general meeting, which must be convened for the approval of our annual financial statements within 120 days after the end of the financial year to which such financial statements relate. As required under Italian law and our by-laws, certain rules apply to the distribution of dividends to the holders of either our ordinary or our savings shares. See “Description of Share Capital—Dividend Rights”. In accordance with the ECB’s confirmation of December 9, 2016, we cannot distribute dividends at least until the next communication following the periodical SREP. See “Risk Factors—Risks related to the Company and the Group—Our Group may be required to undertake further capital enhancements to meet the applicable regulatory capital adequacy requirements, which have evolved and may continue to evolve from time to time”.

The New Shares will rank equally in all respects with ordinary shares of the Company currently outstanding and will entitle their holders to receive those dividends declared in respect of the Company’s shares after the date that the New Shares are issued.

The New Shares will confer other rights, including voting rights, as from their date of issuance, but such rights will, in practice, be exercisable by their holders only from the date of the registration of the relevant New Shares in the subscriber’s individual book-entry securities account with a financial intermediary registered with Monte Titoli.

Mandatory Reserves

The payment by us of any annual dividend is proposed by the board of directors and is subject to the approval of the Shareholders at the annual Shareholders’ meeting. Under Italian law and our by-laws before dividends may be paid out of our unconsolidated net income in any year, an amount not less than 10% of such net income must be allocated to our legal reserve and a further portion to other reserves set up on a voluntary basis. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses.

Repayment and Prescription

Any annual dividends declared by us are settled in compliance with applicable laws. Shareholders will not be required to repay to us annual dividends paid on the basis of duly approved financial statements, if the Shareholders collected such dividends in good faith. Dividends not collected within five years from the date they become payable will be forfeited in our favor and will be added to our reserves.

Manner and Time of Payment

Any dividends we declare are paid to Shareholders through Monte Titoli or such other authorized centralized securities custody and administration systems with which the intermediaries instructed by the Shareholders have deposited their shares, in accordance with the Consolidated Financial Act and Regulation of the Bank of Italy and CONSOB of February 22, 2008, as amended by joint Bank of Italy/CONSOB act of December 24, 2010 (the “February 22 Regulation”). See “Description of Share Capital—Form and Transfer of Shares”.

Taxation

See “Taxation” for a description of certain tax considerations applicable to payment of dividends by us.

THE TRANSACTION

The Capital Increase consists of the Rights Offering and the Reserved LME Tranche, and is a key component of a multi-part transaction which also includes the LME (together with the Capital Increase, the “Transaction”). The purpose of the Transaction is to enable the Company to strengthen its regulatory capital as requested by the ECB and as authorized by the ECB on September 27, 2017. For more information, see “Business—History— Authorization for the Group’s capital strengthening”.

The Transaction, in turn, is a key component of a series of measures aimed at strengthening our regulatory capital which are set out in the Business Plan, including the Capital Increase, the LME, as well as the disposal of certain of our assets approved by our board of directors on July 3, 2017 including the planned sale of an additional Bad Loan portfolio for up to approximately Euro 1.4 billion, the NPL management platform, a number of prestigious real estate assets, in particular, two buildings located on Corso Vittorio Emanuele, Milan and Via Bissolati, Rome, a divestment of our 100% holding in Creditis S.p.A. and the disposal of the “merchant book”, i.e. the collection services relating to Point of Sale (“POS”) agreements. For a detailed description of the related capital strengthening measures, the ECB approval and the conditions associated with the Transaction, see “Business—History”. See also “Risk Factors—If we are unable to achieve the Capital Increase, we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD, which may result in Shareholders’ investments being canceled or substantially reduced” and “Risk Factors—The Guarantors’ and Equita’s obligation to subscribe for the New Shares is based on a Guarantee Agreement and the Equita Agreements, which the Guarantors and Equita can terminate under certain circumstances; if the Capital Increase is not fully subscribed and the Guarantee Agreement and/or one or both of the Equita Agreements terminated, the Company may be subject to measures under the BRRD and investors may lose part or all of their investment”.

Restrictions on the Ability of Certain Shareholders and Other Investors to Participate

This Offering Circular does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the Rights and the New Shares or an offer to sell or the solicitation of an offer to buy where such offer is unlawful. The distribution of this Offering Circular and the offering and sale of the Rights and the New Shares in certain jurisdictions may be restricted by law. This Offering Circular is addressed only to persons who may lawfully participate in the Capital Increase and Rights Auction. Persons who acquire possession of this Offering Circular or who wish to exercise any Rights and subscribe for any New Shares must inform themselves about and observe any such restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any jurisdiction. Shareholders resident in all countries outside the Republic of Italy, in particular those resident in Australia, Canada and Japan, may not exercise Rights or subscribe for New Shares other than to the limited extent permitted by the securities laws and regulations of the relevant countries. See “Plan of Distribution—Selling Restrictions”. Shareholders who do not wish to exercise, or who are prohibited from exercising, the Rights credited to their accounts may sell such Rights on the MTA from November 22, 2017 to November 30, 2017.

New Shares are offered in Italy pursuant to the Italian Prospectus approved by CONSOB.

Any New Shares offered and sold to investors located in the United States will be “restricted securities” (as defined in Rule 144 under the Securities Act) and such New Shares may not be reoffered, resold, pledged or otherwise transferred, except: (i) outside the United States in accordance with Rule 903 or Rule 904 under Regulation S; (ii) to a QIB in a transaction that is exempt from registration under the Securities Act and that meets the requirements of Rule 144A; (iii) pursuant to an effective registration statement under the Securities Act; (iv) in accordance with Rule 144 under the Securities Act; or (v) in another transaction not requiring registration under the Securities Act and, in each case, in accordance with any applicable securities laws of any state of the United States or any other jurisdiction

Each person who purchases or exercises any Right and subscribes for New Shares will be deemed to represent and warrant to us and the Guarantors that it can lawfully acquire the Rights or subscribe for the New Shares and, in particular, that it and the person, if any, for whose account or benefit it is acquiring such Rights or subscribing for such New Shares (i) is acquiring the Rights or subscribing for the New Shares in an offshore transaction meeting the requirements of Regulation S or in transactions otherwise exempt from the registration requirements of the Securities Act and (ii) is aware that neither the Rights nor the New Shares have been or will be registered under the Securities Act and such Rights and New Shares are being distributed and offered (a) outside the United States in reliance on Regulation S and (b) in the United States to QIBs in reliance on Section 4(a)(2) under the Securities Act or, only with respect to the New Shares, under Rule 144A or another exemption from the registration requirements of the Securities Act.

The LME

The LME involves (i) an exchange offer of any and all notes of the series listed below (collectively, the “Existing LME Notes”) for 5 per cent. Senior Notes with a maturity of five years from their issue date to be issued under our EMTN programme (the “New Notes”) which was launched on September 29, 2017 and (ii) a consent solicitation (the “Consent Solicitation”) in relation to all of the unexchanged Existing LME Notes following the conclusion of the exchange offer pursuant to which any unexchanged Exisiting LME Notes shall be mandatorily converted into New Notes (subject to any Ineligible noteholders pursuant to the terms of the Consent Solicitation who will receive a corresponding amount in cash). Following the Consent Solicitation, holders of the Existing LME Notes consented to such exchange, as announced by the Company on October 21, 2017 following the initial noteholders’ meetings on such date. The settlement of the LME is conditioned upon completion of the Capital Increase for a minimum amount of Euro 500 million. If the conditions are satisfied, the LME will settle on the settlement date of the Capital Increase (as further described below). If the Capital Increase has not settled by December 31, 2017, the LME will not settle, and the Existing Notes will be available to the noteholders to trade through the clearing systems as they were before the participation of the noteholders in the LME.

The Existing LME Notes including the following series of notes: Euro 100,000,000 Tier 2 Subordinated Fixed/Floating Rate Notes due June 19, 2018, Euro 50,000,000 Tier 2 Subordinated 5.70 per cent. Notes due September 17, 2020, Euro 200,000,000 Tier 2 Subordinated 7.321 per cent. Notes due December 20, 2020 and Euro 160,000,000 8.338 per cent. Perpetual Subordinated Fixed/Floating Rate Notes.

Eligible LME Investors may participate in the Capital Increase by way of subscribing New Shares pursuant to the Reserved LME Tranche, as described below.

The Capital Increase

General Information

The Capital Increase consists of the Rights Offering and the Reserved LME Tranche.

Pursuant to the Rights Offering, we are offering up to 49,797,699,840 New Shares at the Offer Price pursuant to transferable pre-emptive subscription rights granted to our Shareholders under Italian law for a total purchase amount of up to Euro 497,976,998.40. In addition, pursuant to the Reserved LME Tranche, we are offering to Eligible LME Investors up to 6,000,000,000 New Shares at the Offer Price for a total purchase amount of up to Euro 60 million, excluding transferable pre-emptive subscription rights granted to our Shareholders under Italian law for a total purchase amount of up to Euro 60 million. The share capital increase was approved by our extraordinary Shareholders’ meeting on September 28, 2017, in accordance with Articles 2441 of the Italian Civil Code. Pursuant to the Rights Offering, holders of Rights will be entitled to subscribe, at the Offer Price, for a number of New Shares determined by multiplying the number of Rights they hold by the Subscription Ratio.

The Offer Price of Euro 0.01 per New Share was determined by our board of directors on November 15, 2017, taking into account (among other factors) market practice for similar transactions, general market conditions and the trading price of the Company’s shares prior to the Capital Increase. Following the issuance of New Shares offered in the Capital Increase, the Company will have, respectively, 56,627,855,473 outstanding ordinary shares and 25,542 savings shares.

Further information about the Rights Offering, the procedures for exercising the Rights and the transfer of the Rights, and the Reserved LME Tranche is summarized below.

The Capital Increase is divisible and as a result, if the Guarantee Agreement is terminated by the Guarantors, the Capital Increase may settle for an amount of less than Euro 500 million, which is the amount approved by the ECB as part of a series of measures aimed at strengthening the Company’s regulatory capital. For more information, see “Risk Factors—If we are unable to achieve the Capital Increase, we may be subject to additional measures by the Supervisory Authorities, including the resolution tools under the BRRD, which may result in Shareholders’ investments being canceled or substantially reduced” and “ Risk Factors—The Guarantors’ and Equita’s obligation to subscribe for the New Shares is based on a Guarantee Agreement and the Equita Agreements, which the Guarantors and Equita can terminate under certain circumstances; if the Capital Increase is not fully subscribed and the Guarantee Agreement and/or one or both of the Equita Agreements terminated, the Company may be subject to measures under the BRRD and investors may lose part or all of their investment”.

Timetable for the Rights Offering and the Rights Auction

The timetable below lists certain important dates relating to the Rights Offering. This timetable is indicative and may be subject to changes if some events or circumstances outside our control occur, which could prejudice the success of the Rights Offering. We will announce changes to the Subscription Period, if any.

All time references are to CET.

Investors are urged to consult with an authorized financial intermediary, Monte Titoli or Borsa Italiana for the specific times during which they may exercise Rights or subscribe for New Shares.

Italian Prospectus approved	November 21, 2017
Announcement of Rights Offering	November 21, 2017
Record Date	November 21, 2017
Trading of ordinary shares ex-Rights commences on the MTA	November 22, 2017
Subscription Period for exercise of Rights commences	November 22, 2017
Trading of Rights commences on the MTA	November 22, 2017
Trading of Rights ceases on the MTA	November 30, 2017
First Exercise Date and expiration of Subscription Period	December 6, 2017
Last day of issue and delivery of New Shares subscribed for by the First Exercise Date(1)	At the end of the accounting day of the last day of the Subscription Period and available from the following settlement day
Rights Auction (if any) commences(2)	Within one month following the First Exercise Date
Rights Auction (if any) ends(2)	On or around the fifth business day after the start date of the Rights Auction, unless an early closing will occur.
Second Exercise Date and expiration of the Rights Auction (if any)(2)	On or around the first business day after the end of the Rights Auction, unless an early closing will occur.
Last day of delivery of any New Shares subscribed for at the Second Exercise Date(1)	At the end of the accounting day on the Second Exercise Date and available from the following settlement day

(1)	Depending on the settlement mechanism elected, as set out below in more detail.
(2)	Announced by the Company in a press release published on our website and by way of a notice published in at least one Italian newspaper.

Record Date and Ex-Rights Date

The Record Date is November 21, 2017. Starting from November 22, 2017, the ordinary shares and saving shares will commence trading ex-Rights. The Rights will be credited through the book-entry system of Monte Titoli, to the accounts of persons who had ordinary shares and/or savings shares registered in their securities account on the Record Date.

The ex-Rights date for the ordinary shares and savings shares is November 22, 2017. The ordinary shares and savings shares will trade on the MTA without Rights on and after that date.

Subscription Period

Our Shareholders may trade their Rights on the MTA from November 22, 2017 through November 30, 2017.

Rights may be exercised during the Subscription Period, which runs from November 22, 2017 until the First Exercise Date, which is 1:30 p.m. CET on December 6, 2017. Rights received by Shareholders that are neither sold on the MTA nor exercised prior to the First Exercise Date will expire valueless without compensation to the Shareholders.

Rights Auction

To the extent that any Rights remain unexercised at the First Exercise Date, such Rights will be forfeited by the holders thereof without compensation and will be offered by the Company on the MTA in the Rights Auction pursuant to Article 2441(3), of the Italian Civil Code.

The Rights Auction (if any) will take place in the month following the expiration of the Subscription Period for at least five (not necessarily consecutive) trading days, unless an early closing will occur. Any Rights purchased in the Rights Auction must be exercised by the Second Exercise Date. The Company will announce the dates of the Rights Auction (if any) and the Second Exercise Date in a press release which will be published on our website (www.gruppocarige.it) and by way of a notice published in at least one Italian newspaper. Any Rights purchased in the Rights Auction but not exercised by the Second Exercise Date will be forfeited by the holders thereof without compensation and the New Shares underlying any such Rights and/or any other Rights offered in the Rights Auction but not purchased therein will be subscribed for by the Guarantors in accordance with and subject to the conditions contained in the Guarantee Agreement. See “Plan of Distribution”.

Offer Price

The Offer Price is Euro 0.01 per New Share.

Payments upon Exercise of Rights

Each holder of Rights may exercise all or only part of its Rights. Fractions of New Shares will not be issued and any fractions arising from the exercise of Rights will be rounded down to the nearest whole ordinary share. Each holder of Rights may exercise its Rights and subscribe for New Shares by delivering a duly executed subscription form in accordance with the rules of Monte Titoli. Subscription forms will be available during the Subscription Period at authorized financial intermediaries who are account holders with Monte Titoli. Holders of Rights that have subscribed to the Rights Offering or the Rights Auction will not be permitted to withdraw or reduce the amount of their subscription once they have submitted their subscription forms.

The authorized financial intermediary with which a subscription is made will require the person exercising Rights to pay the full Offer Price for the New Shares being subscribed for.

Subscriptions with respect to Rights exercised by the First Exercise Date must be received prior to 1.30 p.m. CET on December 6, 2017. Any person exercising Rights will bear any risk associated with the delivery of their subscriptions and the payment of the Offer Price for the New Shares being subscribed for. Deposits in the mail will not constitute delivery. Each holder of Rights who wishes to exercise such Rights should consult with the financial institution through which it holds ordinary and savings shares and such Rights as to the manner, timing and form of exercise documentation, method of payment of the Offer Price and other related matters required to effect such exercise.

Following the end of the Subscription Period and the receipt from Monte Titoli of details of all registered subscriptions and at the end of the Rights Auction, we will determine the aggregate number of New Shares subscribed for pursuant to the exercise of Rights. We will publish a press release giving details of the number of New Shares subscribed for pursuant to the exercise of Rights during the Subscription Period and during the Rights Auction.

Transfer of Rights

Any New Shares may not be transferred, except: (i) outside the United States in accordance with Rule 903 or Rule 904 under Regulation S; (ii) to a QIB in a transaction that is exempt from registration under the Securities Act and that meets the requirements of Rule 144A; (iii) pursuant to an effective registration statement under the Securities Act; (iv) in accordance with Rule 144 under the Securities Act; or (v) in another transaction not requiring registration under the Securities Act and, in each case, in accordance with any applicable securities laws of any state of the United States or any other jurisdiction

Settlement and Delivery of New Shares

At the option of the investor, during the Subscription Period, the New Shares will be settled either on a rolling basis (the “Rolling Settlement”) or on an account basis (the “Account Settlement”). In order to elect Rolling Settlement, investors subscribing for New Shares must so indicate on the subscription form. The settlement technicalities for both mechanisms are set out below in more detail.

Rolling Settlement

The Rolling Settlement was introduced by CONSOB Communication 88305 of October 5, 2016, which became effective from December 15, 2016 and applies to extremely dilutive capital increases. Pursuant to the aforementioned CONSOB Communication, a capital increase is considered to be extremely dilutive if (i) the ratio of the offer price of the new shares and the market price of the shares prior to launch of the capital increase and (ii) the ratio between the number of new shares issued pursuant to the capital increase and the number of shares outstanding before the capital increase is lower or equal to 0.3. In accordance with this Offering Circular, the Rights Offering is considered extremely dilutive.

Upon due exercise of any Rights and payment of the Offer Price, the authorized financial intermediary with whom the subscription was made will register such holder’s name or such holder’s nominee’s name and the amount of the Rights being exercised with Monte Titoli. If an investor elects to settle any New Shares it has subscribed for by way of Rolling Settlement, subject to any delays beyond our control, the New Shares subscribed for on or before the First Exercise Date will be delivered to the accounts of authorized financial intermediaries registered with Monte Titoli at the end of the accounting day on which the Rights were exercised starting from the third business day of the Subscription Period.

Account Settlement

If investors do not elect Rolling Settlement, any New Shares subscribed for will settle by way of Account Settlement. In this case, upon due exercise of any Rights and payment of the Offer Price, the authorized financial intermediary with whom the subscription was made will register such holder’s name or such holder’s nominee’s name and the amount of the Rights being exercised with Monte Titoli. Subject to any delays beyond our control, the New Shares subscribed for on or before the First Exercise Date and the Second Exercise Date will be delivered to the accounts of authorized financial intermediaries registered with Monte Titoli at the end of the accounting day, respectively (i) on the last day of the Subscription Period and (ii) on the Second Exercise Date, and in each case will become available from the following settlement day.

The Reserved LME Tranche

As set forth above, under the terms of the LME, all of these Existing LME Notes are eligible to be exchanged for the New Notes on the Settlement Date, conditional upon the subscription of the Capital Increase for at least Euro 500 million. As part of the Capital Increase, such Eligible LME Investors may participate in the Capital Increase by way of subscribing an aggregate amount of up to 6,000,000,000 New Shares at the Offer Price pursuant to the terms of the Reserved LME Tranche, as set forth in more detail below. The Offer Price is the same for the Rights Offering and the Reserved LME Tranche. The New Shares offered pursuant to the Reserved LME Tranche will not be underwritten by the Guarantors and any New Shares subscribed in the Reserved LME Tranche will decrease the Guarantors’ underwriting commitment. Eligible LME investors are urged to consult with their own advisors and consultants prior to making an investment decision.

Eligible LME Investors

Noteholders of the following series of Existing LME Notes are eligible to participate in the Reserved LME Tranche:

•	Euro 160,000,000 8.338 per cent. Perpetual Subordinated Fixed/Floating Rate Notes (ISIN: XS0400411681);

•	Euro 100,000,000 tier 2 Subordinated Fixed/Floating Rate Notes due June 19, 2018 (ISIN: XS0372143296); and

•	Euro 50,000,000 Tier 2 Subordinated 5.70 per cent. Notes due September 17, 2020 (ISIN: XS0542283097).

Reserved LME Tranche Offer Period

The offer period related to the Reserved LME Tranche is from November 22, 2017 to 1:30 p.m. CET on or about December 6, 2017. Such period may be shortened or extended pursuant to timely notice being provided to CONSOB and the market.

Subscription by Eligible LME Investors

Eligible LME Investors may participate in the Reserved LME Tranche by acquiring up to 6,000,000,000 New Shares at the Offer Price as follows:

Noteholders who have participated in the LME and, in respect of each series of Existing LME Notes (as defined below), are eligible to receive on the Settlement Date New Notes of at least Euro 100,000 in principal amount (the “Eligible Noteholders”) may subscribe New Shares in an amount up to the maximum amount of New Notes which such Eligible Noteholder is eligible to receive on the Settlement Date.

Noteholders who have participated in the LME and, in respect of each series of Existing LME Notes (as defined below), are not eligible to receive on the Settlement Date New Notes of at least Euro 100,000 (the “Ineligible Noteholders”) may subscribe New Shares in an amount up to the maximum amount of cash which such Eligible Noteholder is eligible to receive on the Settlement Date.

Eligible LME Investors can participate in the Reserved LME Tranche by signing a subscription form which has been made available to direct intermediaries or authorized intermediaries who are participants in Monte Titoli. Such subscription form contains all additional information that potential participants in the Reserved LME Tranche should require to subscribe the New Shares, including the key terms, relevant risk factors and the summary of the Italian Prospectus. A copy of the subscription form will also be made available on the Company’s website and to any intermediary who may request it.

Any potential participants in the Reserved LME Tranche must indicate on their subscription form their desire to receive the number of New Shares to which they are subscribing.

The Company will inform the market, within five business days of the end of the Subscription Period, of the participation in the Reserved LME Tranche.

Settlement and Proration

Eligible Noteholders

On the Settlement Date, Eligible Noteholders participating in the Reserved LME Tranche will receive New Shares in an amount corresponding to the Euro amount of the New Notes, equal to the number of New Shares such Eligible Noteholder has elected to purchase (the “Purchase Amount”). If the Purchase Amount does not correspond to the total amount of New Notes that such Eligible Noteholder is eligible to receive on the Settlement Date, such Eligible Noteholder will receive for the remaining amount either (i) if the remaining amount is equal to at least Euro 100,000, New Notes corresponding to the remaining amount or (ii) if the remaining amount is less than Euro 100,000, the remaining amount in cash.

Ineligible Noteholders

On the Settlement Date, Ineligible Noteholders participating in the Reserved LME Tranche will receive such New Shares. If the Euro amount of the New Shares so subscribed does not correspond to the total amount of cash that such Ineligible Noteholder is eligible to receive on the Settlement Date pursuant to the LME, such Ineligible Noteholder will receive the remaining amount in cash.

Settlement Date

The Settlement Date is the latest of (i) the First Exercise Date, the Second Exercise Date and (iii) the Closing Date, as applicable. The New Shares will be credited to participants’ accounts, subject to the successful completion of the Capital Increase.

Proration

In the case that the Reserved LME Tranche is oversubscribed, participating investors will receive New Shares pro rata considering the number of New Shares elected and the maximum amount of New Shares subject of the Reserved LME Tranche.

MARKET INFORMATION

Our ordinary shares are currently listed on the MTA. The following table shows the high and low official prices of our ordinary shares on the MTA for the periods indicated.

	Ordinary Share Price
	High	Low
	(Euro)
Most Recent Five-Month Period
November 2017 (through November 21)	.2143	.0920
October 2017	.236	.2092
September 2017	.246	.224
August 2017	.2497	.2217
July 2017	.2587	.195
June 2017	.2342	.1787
Annual
2017 (through November 21)	.4319	.0920
2016	1.203	.229
2015(*)	2.3351	1.165
2014	8.4264	1.649
2013	11.1681	5.0231
Quarterly 2017
Third Quarter	.2587	.1877
Second Quarter	.2679	.1787
First Quarter	.423	.24
Quarterly 2016
First Quarter	1.203	.443
Second Quarter	.751	.3574
Third Quarter	.3765	.2824
Fourth Quarter	.3699	.229
Quarterly 2015
First Quarter	2.2797	1.7228
Second Quarter	2.3351	1.546
Third Quarter	1.794	1.42
Fourth Quarter	1.68	1.165
Quarterly 2014
First Quarter	7.8604	4.9049
Second Quarter	8.4264	4.8885
Third Quarter	5.187	3.1903
Fourth Quarter	3.3503	1.649

Source: Bloomberg.

In May 2015, we carried out a reverse stock split of our ordinary and savings shares based on a ratio of 1 new ordinary or savings share for every 100 existing ordinary or savings shares.

(*)	Prices have been adjusted to reflect the reverse stock split that occurred in May 2015.

On November 21, 2017, the last practicable day prior to the date of this Offering Circular, the official price of our ordinary shares on the MTA was Euro 0.138 per ordinary share.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated financial information as of and for the nine months period ended September 30, 2017 and 2016 and as of and for the years ended December 31, 2016, 2015 and 2014.

Financial data included in the discussion below has been derived from our 2017 Unaudited Interim Consolidated Financial Statements and our 2016 Audited Consolidated Financial Statements (both including unaudited restated financial information) and from 2014 Unaudited Recalculated Consolidated Financial Information. In particular, (i) the 2016 interim financial information (the “2016 Unaudited Restated Interim Consolidated Financial Information”) is derived from the comparative information included in the 2017 Unaudited Interim Consolidated Financial Statements restated in order to reflect: a) the correction of errors in compliance with IAS 8 consistent with our audited consolidated financial statements as of and for the year ended December 31, 2016 and b) the application of IFRS 5, (ii) although IFRS 5 does not require the restatement of comparative balance sheet figures, we reported in this Offering Circular certain comparative balance sheet figures in the 2016 Unaudited Restated Consolidated Financial Information, (iii) 2015 Unaudited Restated Consolidated Financial Information is derived from the comparative information included in the 2016 Audited Consolidated Financial Statements, (iv) 2014 Unaudited Recalculated Consolidated Financial Information is derived from the schedules prepared by the Company for the year ended December 31, 2014 in order to reflect (a) the application of IFRS 5 to take into account that Banca Cesare Ponti and Creditis are no longer classified as discontinued operations and presenting them as continuing operations of the Group and (b) the impact of a correction to the amortized cost attributable to certain securities subject to specific hedging on interest rates (fair value hedging) in accordance with IAS 8 provisions.

Because of the restatements made to our Group’s financial information, prospective investors are therefore cautioned against placing undue reliance on such comparisons. You should read the following “Selected Consolidated Financial and Other Data” in conjunction with the information contained in “Presentation of Financial and Other Information”, “Capitalization and Indebtedness”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our 2016 Audited Consolidated Financial Statements, our 2015 Audited Consolidated Financial Statements, our Unaudited Interim Consolidated Financial Statements and the related notes thereto appearing elsewhere in this Offering Circular. For additional information see “Risk Factors—Risks related to the Company and the Group—This Offering Circular contains unaudited restated financial information”.

The following tables set forth our selected consolidated financial information for the nine months period ended September 30, 2017 and 2016 (unaudited restated).

	For the nine-month ended September 30,
	2017 Unaudited	2016 Unaudited Restated(1)	Change	%

	(in Euro thousand, except for percentages)
Net interest income	180,891	199,467	(18,576)	-9.3%
Net fee and commission income	181,174	183,246	(2,072)	-1.1%
Net interest and other banking income	270,511	444,244	(173,733)	-39.1%
Net losses on impairment of loans, financial assets available-for-sale, other financial assets	(192,548)	(378,783)	186,235	-49.2%
Net income from banking and insurance activities	77,963	65,461	12,502	19.1%
Operating expenses	(412,558)	(404,043)	(8,515)	2.1%
Loss before tax from continuing operations	(328,795)	(351,890)	23.095	-6.6%
Loss after tax from continuing operations	(233,296)	(246,679)	13.383	-5.4%
Net loss attributable to the Parent Company	(210,416)	(223,998)	13.582	-6.1%

(1)	2016 Unaudited Restated Interim Consolidated Financial Information.

The following tables set forth our selected consolidated financial information for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	For the year ended December 31,			2016 /2015		2015 / 2014
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)	Change	%	Change	%
	(in Euro thousand, except for percentages)
Net Interest Income	299,515	330,824	396,144	(31,309)	-9.5%	(65,320)	-16.5%
Net fee and commission income	241,055	263,845	255,021	(22,790)	-8.6%	8,824	3.5%
Net interest and other banking income	615,539	682,195	766,033	(66,656)	-9.8%	(83,838)	-10.9%
Net losses on impairment of loans, financial assets available-for-sale, other financial activities	(471,136)	(304,300)	(674,383)	(166,836)	54.8%	370,083	-54.9%
Net income from banking and insurance activities	144,403	377,895	91,650	(233,492)	-61.8%	286,245	…
Operating expenses	(561,813)	(621,410)	(631,036)	59,597	-9.6%	9,626	-1.5%
Loss before tax from continuing operations	(430,905)	(293,991)	(550,544)	(136,914)	46.6%	256,553	-46.6%
Loss after tax from continuing operations	(296,068)	(201,357)	(386,366)	(94,711)	47.0%	185,009	-47.9%
Profit (Loss) after tax from discontinued operations	—	71,216	(162,823)	(71,216)	-100.0%	234,039	…
Net loss for the period	(296,068)	(130,141)	(549,189)	(165,927)	…	(419,048)	-76.3%
Net loss for the period attributable to the Parent Company	(291,737)	(127,598)	(545,838)	(164,139)	…	418,240	-76.6%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

The following tables set forth our summary of consolidated balance sheets as of September 30, 2017 and December 31, 2016 (unaudited restated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)	Change	%
	(in Euro thousand, except for percentages)
Total assets	25,534,291	26,111,004	(576,713)	-2.2%
Total direct deposits	18,263,368	19,338,180	(1,074,812)	-5.8%
Due to banks	4,201,790	3,468,322	733,468	21.1%
Loans to customers(b)	19,365,362	21,161,797	(1,796,435)	-8.5%
Loans to banks(c)	2,665,565	1,894,508	771,057	40.7%
Securities portfolio(d)	2,351,148	2,326,682	24,466	1.1%
Group Shareholders’ equity	1,908,724	2,109,235	(200,511)	-9.5%

(b)	Gross of value adjustments (for Euro 2,958,815 thousand as of September 30, 2017 and for Euro 3,440,980 thousand as of December 31, 2016 restated) and net of debt securities classified as L&R (for Euro 268,083 thousand as of September 30, 2017 and for Euro 504 thousand as of December 31, 2016).
(c)	Gross of value adjustments (for Euro 8,157 thousand as of September 30, 2017 and for Euro 7,813 thousand as of December 31, 2016) and net of debt securities classified as L&R (zero as of September 30, 2017 and for Euro 5,319 thousand as of December 31, 2016)
(d)	Balance sheet items 20, 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.
(1)	2016 unaudited figures restated for a consistent presentation.

The following tables set forth our summary of consolidated balance sheets as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)	Change	%	Change	%
	(in Euro thousand)
Total assets	26,111,004	30,279,806	38,312,758	(4,168,802)	-13.8%	(8,032,952)	-21.0%
Total direct deposits	19,612,700	23,452,726	26,811,321	(3,840,026)	-16.4%	(3,358,595)	-12.5%
Due to banks	3,468,322	2,824,957	1,877,100	643,365	22.8%	947,857	50.5%
Loans to customers(b)	21,713,025	24,513,896	27,119,086	(2,800,871)	-11.4%	(2,605,190)	-9.6%
Loans to Banks(c)	1,961,257	1,224,968	756,945	736,289	60.1%	468,023	61.8%
Securities portfolio(d)	2,326,682	3,815,093	3,097,924	(1,488,411)	-39.0%	717,169	23.1%
Group Shareholders’ Equity	2,109,235	2,405,666	1,741,341	(296,431)	-12.3%	664,325	38.2%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Financial Information.
(b)	Gross of value adjustments (for Euro 3,467 million as of December 31, 2016, for Euro 3,074 million as of December 31, 2015, for Euro 2,819 million as of December 31, 2014) and net of debt securities classified as L&R (for Euro 504 thousand as of December 31, 2016, for Euro 629 thousand as of December 31, 2015, for Euro 3,228 thousand as of December 31, 2014).
(c)	Gross of value adjustments (for Euro 7,813 thousand as of December 31, 2016, for Euro 9,956 thousand as of December 31, 2015, for Euro 10,260 thousand as of December 31, 2014) and net of debt securities classified as L&R (for Euro 5,319 thousand as of December 31, 2016, for Euro 5,477 thousand as of December 31, 2015, for Euro 9,876 thousand as of December 31, 2014).
(d)	Balance sheet items 20, 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.

The following tables set forth our selected consolidated cash flow statement information for the nine months period ended September 30, 2017 and 2016 (unaudited restated).

	For the nine months ended September 30,
	2017 Unaudited	2016 Unaudited Restated(1)
	(in Euro thousand)
Net cash flow used in operating activities	(594)	(28,866)
Net cash flow used in investing activities	(18,935)	(10,815)
Net cash flow used in funding activities	(6)	—
Net increase (decrease) in cash and cash equivalents during the period	(19,535)	(39,681)

(1)	2016 Unaudited Restated Interim Consolidated Financial Information.

The following tables set forth our selected consolidated cash flow statement information for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	For the year ended December 31,
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)
	(in Euro thousand)
Net cash flow used in operations	(4,933)	(1,016,963)	(738,119)
Net cash flow from (used in) investments activities	(22,068)	203,751	(38,128)
Net cash flow from funding activities	18	806,082	768,492
Net increase (decrease) in cash and cash equivalents during the year	(26,983)	(7,130)	(7,755)

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

The following tables set forth a breakdown of our direct deposits and net interbank as of September 30, 2017 and December 31, 2016 (unaudited and restated).

	As of September 30, 2017(1) Unaudited	As of December 31, 2016 Unaudited Restated(2)	Change	%

	(in Euro thousand, except for percentages)
Current account and demand deposits	12,171,891	11,841,106	330,785	2.8%
Repurchase agreements	—	351,226	(351,226)	-100.0%
Term deposits	1,551,197	1,344,401	206,796	15.4%
Loans	4,475	5,085	(610)	-12.0%
other payables	159,508	168,390	(8,882)	-5.3%
Due to customers	13,887,071	13,710,208	176,863	1.3%
Bonds	4,000,809	5,215,698	(1,214,889)	-23.3%
other securities	1,247	3,076	(1,829)	-59.5%
Securities issued	4,002,056	5,218,774	(1,216,718)	-23.3%
Bonds	374,241	459,198	(84,957)	-18.5%
Liabilities designated at fair value through profit and loss	374,241	459,198	(84,957)	-18.5%
Direct deposits	18,263,368	19,388,180	(1,124,812)	-5.8%

Due to banks	(4,201,790)	(3,468,322)	(733,468)	21.1%
Loans to banks(*)	2,657,408	1,886,695	770,713	40.8%
Net interbank	(1,544,382)	(1,581,627)	(37,245)	-2.4%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(*)	Net of debt securities classified as L&R amounting to zero as of September 30, 2017 and to Euro 5,319 thousand as of December 31, 2016.
(2)	2016 unaudited figures restated for a consistent presentation.

The following tables set forth a breakdown of our direct deposits and net interbank as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015 Unaudited Restated(1)	2014 Unaudited Recalculated(2)	Change	%	Change	%
	(in Euro thousand, except for percentages)
Current account and demand deposits	11,841,106	13,250,666	13,204,923	(1,409,560)	-10.6%	45,743	0.3%
Repurchase agreements	351,226	527,683	2,400,028	(176,457)	-33.4%	(1,872,345)	-78.0%
Term deposits	1,344,401	1,578,120	1,878,743	(233,719)	-14.8%	(300,623)	-16.0%
Loans	5,085	5,894	7,699	(809)	-13.7%	(1,805)	-23.4%
other payables	168,390	174,203	205,985	(5,813)	-3.3%	(31,782)	-15.4%
Due to customers	13,710,208	15,536,566	17,697,378	(1,826,358)	-11.8%	(2,160,812)	-12.2%
Bonds	5,440,218	7,330,224	8,116,155	(1,890,006)	-25.8%	(785,931)	-9.7%
other securities	3,076	28,141	33,062	(25,065)	-89.1%	(4,921)	-14.9%
Securities issued	5,443,294	7,358,365	8,149,217	(1,915,071)	-26.0%	(790,852)	-9.7%
Bonds	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%
Liabilities designated at fair value through profit and loss	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%
Direct deposits	19,612,700	23,452,726	26,811,321	(3,840,026)	-16.4%	(3,358,595)	-12.5%

Due to banks	3,468,322	2,824,957	1,877,100	643,365	22.8%	947,857	50.5%
Loans to banks(*)	1,953,444	1,215,012	746,685	738,432	60.8%	468,327	62.7%
Net interbank	(1,514,878)	(1,609,945)	(1,130,415)	95,067	-5.9%	(479,530)	42.4%

(3)	2015 Unaudited Restated Consolidated Financial Information.
(4)	2014 Unaudited Recalculated Consolidated Financial Information.
(*)	Net of debt securities classified as L&R amounting at December 31, 2016, 2015 and 2014 respectively, to Euro 5,319 thousand, Euro 5,477 thousand and Euro 9,876 thousand.

The following tables set forth the breakdown of our loan portfolio by category as of September 30, 2017 and for the years ended December 31, 2016 (unaudited and restated), 2016 historical, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of September 30, 2017 Unaudited
	Gross exposure(a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand, except for percentages)
Total non-performing loans	6,305,513	32.6%	2,875,354	3,430,159	20.9%	45.6%
Bad loans	2,971,757	15.3%	1,954,096	1,017,661	6.2%	65.8%
Unlikely to pay	3,186,027	16.5%	902,304	2,283,723	13.9%	28.3%
Past due loans	147,729	0.8%	18,954	128,775	0.8%	12.8%
Performing loans(*)	13,059,849	67.4%	83,461	12,976,388	79.1%	0.6%
Total loans to customers(*)	19,365,362	100.0%	2,958,815	16,405,547	100.0%	15.3%

(*)	Net of debt securities classified as L&R amounting to Euro 268 thousand.

	As of December 31, 2016 Unaudited Restated(1)
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand, except for percentages)
Total non-performing loans	7,309,036	34.5%	3,310,315	3,998,721	22.6%	45.3%
Bad loans	3,704,673	17.5%	2,329,733	1,374,940	7.8%	62.9%
Unlikely to pay	3,485,770	16.5%	961,893	2,523,877	14.2%	27.6%
Past due loans	118,593	0.6%	18,689	99,904	0.6%	15.8%
Performing loans(*)	13,852,761	65.5%	130,665	13,772,096	77.4%	0.9%

Total loans to customers(*)	21,161,797	100.0%	3,440,980	17,720,817	100.0%	16.3%

(*)	Net of debt securities classified as L&R, amounting to Euro 504 thousand.
(1)	2016 unaudited figures restated for a consistent presentation.

	As of December 31, 2016(1) Historical
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand, except for percentages)
Total non-performing loans	7,332,896	33.8%	3,330,686	4,002,210	21.9%	45.4%
Bad loans	3,725,608	17.2%	2,348,475	1,377,133	7.5%	63,0%
Unlikely to pay	3,486,957	16.1%	962,545	2,524,412	13.8%	27.6%
Past due loans	120,331	0.6%	19,666	100,665	0.6%	16.3%
Performing loans(*)	14,380,129	66.2%	136,516	14,243,613	78.1%	0.9%

Total loans to customers(*)	21,713,025	100.0%	3,467,202	18,245,823	100.0%	16.0%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(*)	Net of debt securities classified as L&R, amounting to Euro 504 thousand.

	As of December 31, 2015 Unaudited Restated(1)
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand, except for percentages)
Total non-performing loans	6,823,590	27.8%	2,928,349	3,895,241	18.2%	42.9%
Bad loans	3,510,846	14.3%	2,120,375	1,390,471	6.5%	60.4%
Unlikely to pay	3,034,622	12.4%	766,669	2,267,953	10.6%	25.3%
Past due loans	278,122	1.1%	41,305	236,817	1.1%	14.9%
Performing loans(*)	17,690,306	72.2%	146,188	17,544,118	81.8%	0.8%

Total loans to customers(*)	24,513,896	100.0%	3,074,537	21,439,359	100.0%	12.5%

(1)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(*)	Net of debt securities classified as L&R, amounting to Euro 629 thousand.

	As of December 31, 2014 Unaudited Recalculated(1)
	Gross exposure (a)%		Value adjustment (b)	Net exposure (a-b)%		Coverage Ratio % (a/b)
	(in Euro thousand, except for percentages)
Total non-performing loans	6,512,886	24.0%	2,608,806	3,904,080	16.1%	40.1%
Bad loans	3,108,610	11.5%	1,822,078	1,286,532	5.3%	58.6%
Unlikely to pay	3,230,392	11.9%	761,567	2,468,825	10.2%	23.6%
Past due loans	173,884	0.6%	25,161	148,723	0.6%	14.5%
Performing loans(*)	20,606,200	76.0%	211,120	20,395,080	83.9%	1.0%

Total loans to customers(*)	27,119,086	100.0%	2,819,926	24,299,160	100.0%	10.4%

(1)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.
(*)	Net of debt securities classified as L&R, amounting to Euro 3,228 thousand.

Alternative Performance Measures

The following tables set forth the Group’s profitability, productivity and efficiency ratios for the nine month periods ended September 30, 2017 and September 30, 2016 (unaudited restated).

	As of September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
Cost/Income Ratio	-95.4%	-81.7%
ROE	-9.9%	-9.3%
ROE Adjusted	-9.3%	-8.8%

(*)	Analysis prepared by the Company.

Cost/Income Ratio

	For the nine month period ended September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
	(in Euro thousand, except for percentages)
Administrative expenses	(416,846)	(432,826)
Recovery of taxes	34,393	36,782
Contribution to the National Resolution Fund and FITD	15,914	18,340
DTA Charges	10,418	24,277
Value adjustments/write-backs:
—Property and equipment	(11,355)	(14,436)
—Intangible assets	(16,432)	(18,196)

A. Total operating expenses	(383,908)	(386,059)

Net interest income	180,891	199,467
Net feed and commission income	181,174	183,246
Dividends and similar income	10,625	14,077
Profits on trading	8,126	7,743
Loss from hedging	(922)	(1,994)
Profit from on disposal or repurchase of financial assets available for sale and financial liabilities	3,215	43,391
Losses on financial assets and liabilities designated at fair value	(1,117)	(1,682)
Other operating income	54,756	64,807
Taxes	(34,393)	(36,782)

B. Total net operating income	402,355	472,273
A/B Cost Income Ratio	-95.4%	-81.7%

(*)	Analysis prepared by the Company.

ROE

	For the nine month period ended September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
A. Loss attributable to the Parent Company	(210,416)	(223,998)
B. Group Shareholders’ Equity	1,908,724	2,189,454
C. Group Shareholders’ Equity net of Loss attributable to the Parent Company (B - A)	2,119,140	2,413,452
A/C. ROE	-9.9%	-9.3%

(*)	Analysis prepared by the Company.

ROE Adjusted

	For the nine month period ended September 30,(*)
	2017 Unaudited	2016 Unaudited Restated
A. Loss attributable to the Parent Company	(210,416)	(223,998)
B. Group Shareholders’ Equity	1,908,724	2,189,454
C. Valuation Reserves	(148,189)	(145,620)
D. Group Shareholders’ Equity net of Loss attributable to the Parent Company and of Valuation Reserves (B - C - A)	2,267,329	2,559,072

A/D ROE Adjusted	-9.3%	-8.8%

(*)	Analysis prepared by the Company.

The following tables set forth the Group’s profitability, productivity and efficiency ratios for the years ended December 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
Cost/Income Ratio	81.0%	84.4%	82.9%
ROE	-12.2%	-5.0%	-23.9%
ROE Adjusted	-11.4%	-4.7%	-22.0%

(*)	Analysis prepared by the Company.

Cost/Income Ratio

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
	(in Euro thousand)
Administrative expenses	(578,180)	(660,606)	(683,342)
Recovery of taxes	49,540	57,282	63,319
Contribution to the National Resolution Fund and FITD	35,598	42,206	—
DTA Charges	13,874	—	—
Value adjustments/write-backs:
—Property and equipment	(26,501)	(21,764)	(20,994)
—Intangible assets	(24,617)	(27,810)	(29,450)

A. Total operating expenses	(530,286)	(610,692)	(670,467)

Net interest income	299,515	330,824	396,144
Net feed and commission income	241,055	263,845	255,021
Dividends and similar income	14,077	15,349	18,265
Profits (Losses) on trading	18,459	(2,533)	5,316
Loss from hedging	(2,384)	(4,697)	1,925
Profit from on disposal or repurchase of financial assets available for sale and financial liabilities	48,813	79,592	86,378
Losses on financial assets and liabilities designated at fair value	(3,993)	(137)	367
Other operating income	88,661	98,839	108,379
Taxes	(49,540)	(57,282)	(63,319)

B. Total net operating income	654,663	723,800	808,476

A/B Cost Income Ratio	-81.0%	-84.4%	-82.9%

(*)	Analysis prepared by the Company.

ROE

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
	(in Euro thousand)
A. Loss attributable to the Parent Company	(291,737)	(127,598)	(545,838)
B. Group Shareholders’ Equity	2,109,235	2,405,666	1,741,341
C. Group Shareholders’ Equity net of Loss attributable to the Parent Company (B - A)	2,400,972	2,533,264	2,287,179
A/C. ROE	-12.2%	-5.0%	-23.9%

(*)	Analysis prepared by the Company.

ROE Adjusted

	2016(*)	2015 Unaudited Restated(*)	2014 Unaudited Recalculated(*)
	(in Euro thousand)
A. Loss attributable to the Parent Company	(291,737)	(127,598)	(545,838)
B. Group Shareholders’ Equity	2,109,235	2,405,666	1,741,341
C. Valuation Reserves	(158,100)	(198,017)	(190,025)
D. . Group Shareholders’ Equity net of Loss attributable to the Parent Company and of Valuation Reserves (B - C - A)	2,559,072	2,731,281	2,477,204

A/D. ROE Adjusted	-11.4%	-4.7%	-22.0%

(*)	Analysis prepared by the Company.

Net Bad Loans / Net Loans to Customers

The following tables set forth the Group’s Net Bad Loans / Net Loans to Customers ratio as of September 30, 2017 and December 31, 2016 (unaudited and restated), 2016 historical, 2015 (unaudited and restated) and 2014 (unaudited recalculated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(*)
	(in Euro thousand, except for percentages)
A. Net Bad Loans	1,017,661	1,374,940
B. Net Loans to Customers	16,674,630	17,721,321
C. Debt securities classified as Loans & Receivable	268,083	504
D. Net Loans to Customers net of Debt securities classified as L&R (B - C)	16,406,547	17,720,817

A/D. Net Bad Loans / Net Loans to Customers	6.2%	7.8%

(1)	2016 unaudited figures restated for a consistent presentation.

	As of December 31,(*)
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousand, except for percentages)
A. Net Bad Loans	1,377,133	1,390,471	1,286,532
B. Net Loans to Customers	18,246,327	21,439,988	24,302,388
C. Debt securities classified as Loans & Receivable	504	629	3,228
D. Net Loans to Customers net of Debt securities classified as L&R (B - C)	18,245,823	21,439,359	24,299,160

A/D. Net Bad Loans / Net Loans to Customers	7.5%	6.5%	5.3%

(*)	Analysis prepared by the Company.

Liquidity Measures

The following table sets forth the Company’s liquidity coverage ratio (LCR), net stable funding ratio (NSFR) and loan-to-deposit ratio as of the indicated dates.

	Regulatory Requirement 2017	As of September 30, 2017	As of December 31, 2016
LCR(*)	80%	125%	124%
NSFR	—	> 100%	> 100%

(*)	SREP Decision 2016 required to maintain at all times and on a consolidated basis a minimum liquidity coverage ratio of 90%.

	As of September 30, 2017	As of December 31, 2016 Unaudited Restated(1)
	(in Euro thousand, except for percentages)
Loans to customers	16,674,630	17,721,321
Direct Deposits	18,263,368	19,388,180
Loan to Deposit Ratio	91.3%	91.4%

(1)	2016 unaudited figures restated for a consistent presentation.

	Regulatory Requirement 2016	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014
LCR(*)	70%	124%	140%	157%
NSFR	—	> 100%	> 100%	> 100%

(*)	SREP Decision 2016 required to maintain at all times and on a consolidated basis a minimum liquidity coverage ratio of 90%.

	As of December 31,
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousand, except for percentages)
Loans to customers	18,246,327	21,439,988	24,302,388
Direct Deposits	19,612,700	23,452,726	26,811,321
Loan to Deposit Ratio	93.0%	91.4%	90.6%

Other information

Own Funds

The following table sets forth the Group’s Own Funds as of September 30, 2017 and as of December 31, 2016.

	As of September 30, 2017	As of December 31, 2016
	Bis III p.i. Unaudited	Bis III p.i.
	(in Euro thousand)
Common Equity Tier 1	1,659,054	1,942,445
Tier 1	1,699,028	2,040,169
Tier 2 Capital	273,323	317,739

Own Funds	1,972,351	2,357,908

RWAs	15,977,636	17,028,774

	As of September 30, 2017	As of December 31, 2016
	Bis III p.i. Unaudited	Bis III p.i.
	(in Euro thousand)
CET 1 Ratio	10.4%	11.4%
Tier 1 Capital Ratio	10.6%	12.0%
Total Capital Ratio	12.3%	13.8%

	As of September 30, 2017 Unaudited	As of December 31, 2016
	(in Euro thousands)
A. Common Equity Tier 1 (CET 1) prior to the application of prudential filters	1,922,105	2,120,523
Of which CET 1 instruments subject to grandfathering/transitional adjustments	13,472	11,379
B. CET1 prudential filters (+/-)	92,414	80,190

C. CET1 gross of deduction and effects from transitional adjustments (A+/-B)	2,014,519	2,200,713

D. Items to be deducted from CET1	-490,282	-407,399
E. Transitional adjustments – Effect on CET1 (+/-), including minority interest subject to transitional adjustments	134,817	149,131

F. Total Common Equity Tier 1 capital (CET1) (C-D+/-E)	1,659,054	1,942,445

G. Additional Tier 1 Capital (AT1) gross of deductions and effects from transitional adjustments	80,206	96,091
Of which AT1 instruments subject to grandfathering/transitional adjustments	80,115	96,000
I. Transitional adjustments – Effect on AT1 (+/-), including qualifying instruments issued by subsidiaries and computable in AT1 due to transitional adjustments	-40,232	1,633

L. Total Additional Tier 1 capital (AT1) (G-H+/-I)	39,974	97,724

M. Tier 2 Capital (T2) gross of deductions and effects from transitional adjustments	272,123	316,305
Of which T2 instruments subject to grandfathering/transitional adjustments	113,639	64,000
O. Transitional adjustments – Effect on T2 (+/-), including qualifying instruments issued by subsidiaries and computable in T2 due to transitional adjustments	1,200	1,434

P. Total Tier 2 capital (T2) (M-N+/-O)	273,323	317,739

Q. Total own funds (F+L+P)	1,972,351	2,357,908

The following table sets forth the Group’s Own Funds as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated).

	As of December 31,
	2016	2015	2014
	Bis III p.i.	Bis III p.i.	Bis III p.i.
	(in Euro thousands)
Common Equity Tier 1	1,942,445	2,382,429	1,699,037
Tier 1	2,040,169	2,495,812	1,758,143
Tier 2 Capital	317,739	421,749	517,187

Own Funds	2,357,908	2,917,561	2,275,330

RWAs	17,028,774	19,937,589	20,473,687

	As of December 31,
	2016	2015	2014
	Bis III p.i.	Bis III p.i.(2)	Bis III p.i.
	(in Euro thousand)
CET 1 Ratio	11.4%	11.9%	8.3%
Tier 1 Capital Ratio	12.0%	12.5%	8.6%
Total Capital Ratio	13.8%	14.6%	11.1%

	As of December 31,
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousands)
A. Common Equity Tier 1 (CET 1) prior to the application of prudential filters	2,120,523	2,417,426	1,759,076
Of which CET 1 instruments subject to grandfathering/transitional adjustments	11,379	11,871	18,475
B. CET1 prudential filters (+/-)	80,190	97,378	115,405

C. CET1 gross of deduction and effects from transitional adjustments (A+/-B)	2,200,713	2,514,804	1,874,481

D. Items to be deducted from CET1	(407,399)	(236,630)	(497,371)
E. Transitional adjustments – Effect on CET1 (+/-), including minority interest subject to transitional adjustments	149,131	104,255	321,927

F. Total Common Equity Tier 1 capital (CET1) (C-D+/-E)	1,942,445	2,382,429	1,699,037

G. Additional Tier 1 Capital (AT1) gross of deductions and effects from transitional adjustments	96,091	112,111	128,739
Of which AT1 instruments subject to grandfathering/transitional adjustments	96,000	112,000	128,000
I. Transitional adjustments – Effect on AT1 (+/-), including qualifying instruments issued by subsidiaries and computable in AT1 due to transitional adjustments	1,633	1,272	(69,634)

L. Total Additional Tier 1 capital (AT1) (G-H+/-I)	97,724	113,383	59,105

M. Tier 2 Capital (T2) gross of deductions and effects from transitional adjustments	316,305	419,016	585,148
Of which T2 instruments subject to grandfathering/transitional adjustments	64,000	76,129	175,404
O. Transitional adjustments – Effect on T2 (+/-), including qualifying instruments issued by subsidiaries and computable in T2 due to transitional adjustments	1,434	2,733	-67,961

P. Total Tier 2 capital (T2) (M-N+/-O)	317,739	421,749	517,187

Q. Total own funds (F+L+P)	2,357,908	2,917,561	2,275,329

Capital Adequacy

The following table set forth Group’s capital adequacy level as of September 30, 2017 and as of December 31, 2016 according to the regulatory framework in force at those dates.

	Unweighted amounts		Weighted amounts / requirements
	As of September 30, 2017 Unaudited	As of December 31, 2016	As of September 30, 2017 Unaudited	As of December 31, 2016
	(in Euro thousands)
A. RISK ASSETS
A.1 Credit and counterparty risk	26,424,733	27,376,508	14,771,301	15,915,609
1. Standardised	26,379,744	27,368,814	14,703,818	15,914,070
2. Internal rating-based (IRB) approach(1)	—	—	—	—
2.1 Foundation	—	—	—	—
2.2 Advanced	—	—	—	—
3. Securitisation	44,989	7,694	67,483	1,539

B. REGULATORY CAPITAL REQUIREMENTS

B.1 Credit and counterparty	—	—	1,181,704	1,273,249
B.2 Credit valuation adjustment risk	—	—	384	1,108
B.3 Settlement risk	—	—	—	—
B.4 Market risk	—	—	124	260
1. Standardised	—	—	124	260
2. Internal models	—	—	—	—
3. Concentration risk	—	—	—	—
B.5 Operational risk	—	—	95,998	87,685
1. Foundation approach	—	—	—	—
2. Standardised	—	—	95,998	87,685
3. Advanced	—	—	—	—
B.6 Other calculation elements	—	—	—	—
B.7 Total prudential requirements(2)	—	—	1,278,211	1,362,302

C. RISK ASSETS AND REGULATORY CAPITAL RATIO

C.1 Risk-weighted assets	—	—	15,977,636	17,028,774

C.2 Common Equity Tier 1 capital / Risk Weighted Assets (CET1 capital ratio)	—	—	10.4%	11.4%

C.3 Tier 1 capital / Risk Weighted Assets (Tier 1 capital ratio)	—	—	10.6%	12.0%

C.4 Total Own Funds / Risk Weighted Assets (Total capital ratio)	—	—	12.3%	13.8%

(1)	Exposures in Equity instruments are included.
(2)	Basel 3 regulations do not provide for a 25% discount on capital requirements for banks belonging to banking groups.

The following table set forth Group’s capital adequacy level as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated) according to the regulatory framework in force at those dates.

	Unweighted amounts			Weighted amounts / requirements
	As of December 31,
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousands)
A. RISK ASSETS
A.1 Credit and counterparty risk	27,376,508	32,473,364	33,601,274	15,915,609	18,720,684	18,920,409
1. Standardised	27,368,814	32,463,437	33,585,628	15,914,070	18,718,698	18,909,459
2. Internal rating-based (IRB) approach(1)		—	—	—	—	—
2.1 Foundation	—	—	—	—	—	—
2.2 Advanced	—	—	—	—	—	—
3. Securitisation	7,694	9,927	15,646	1,539	1,985	10,950

B. REGULATORY CAPITAL REQUIREMENTS
B.1 Credit and counterparty	—	—	—	1,273,249	1,497,655	1,513,633
B.2 Credit valuation adjustment risk			—	1,108	570	1,785
B.3 Settlement risk	—	—	—	—	—	—
B.4 Market risk	—	—	—	260	849	1,866
1. Standardised	—	—	—	260	849	1,866
2. Internal models	—	—	—	—	—	—
3. Concentration risk	—	—	—	—	—	—
B.5 Operational risk	—	—	—	87,685	95,933	120,611
1. Foundation approach	—	—	—	—	—	—
2. Standardised	—	—	—	87,685	95,933	120,611
3. Advanced	—	—	—	—	—	—
B.6 Other calculation elements	—	—	—	—	—	—
B.7 Total prudential requirements(2)	—	—	—	1,362,302	1,595,007	1,637,895

C. RISK ASSETS AND REGULATORY CAPITAL RATIO
C.1 Risk-weighted assets				17,028,774	19,937,589	20,473,687
C.2 Common Equity Tier 1 capital / Risk Weighted Assets (CET1 capital ratio)				11.4%	11.9%	8.3%
C.3 Tier 1 capital / Risk Weighted Assets (Tier 1 capital ratio				12.0%	12.5%	8.6%
C.4 Total Own Funds / Risk Weighted Assets (Total capital ratio)				13.8%	14.6%	11.1%

(1)	Exposures in Equity instruments are included.
(2)	Basel 3 regulations do not provide for a 25% discount on capital requirements for banks belonging to banking groups.

UNAUDITED PRO-FORMA CONSOLIDATED FINANCIAL INFORMATION

Introduction

The unaudited pro forma consolidated financial information of the Company consists of the pro-forma consolidated balance sheet as of September 30, 2017 and the pro-forma consolidated income statements for the nine month period ended September 30, 2017 and for the year ended December 31, 2016 (the “Unaudited Pro-forma Consolidated Financial Information”).

The Unaudited Pro-forma Consolidated Financial Information has been prepared for illustrative purposes, in order to reflect retroactively, on the historical consolidated data of the Company, the significant effects of:

(i)	the disposal of a property owned by the Company located in Corso Vittorio Emanuele in Milan (the “Milan Property”) referred to in the sale contract signed on October 31, 2017 and the final contract signed on November 16, 2017,

(ii)	the Liability Management Exercise (the “LME Transaction”) aimed at strengthening the Company’s capital position, and

(iii)	the share capital increase of Euro 500 million in cash, the positive outcome of which is the condition for the effective regulation of the LME Transaction (the “Capital Increase for Euro 500 million”).

The disposal of the Milan Property is based on the sale contract between the Company and Antirion SGR S.p.A., signed on November 16, 2017, which provide for the sale of the Milan Property for a total amount of Euro 107.5 million, including a portion of an area of Piazzetta Pattari as public service area for pedestrian transit (the “Pattari Area”). The total price of Euro 107.5 million was 10% paid at the date of signing of the preliminary contract signed on October 31, 2017 and, for the remainder of 90%, on November 16, 2017, the date of signing of the final contract. This last instalment, amounting to Euro 96.7 million, was deposited in a restricted account with a public notary, for a period of 60 days, from November 16, 2017, during which the Italian Ministry for Cultural Heritage and Activities may exercise its pre-emption on the purchase of the property.

The LME Transaction is structured as follows:

(i)	a voluntary exchange offer for the subordinated securities of the Company for a total nominal value of Euro 510 million (the “Subordinated Notes”) to be converted into senior securities to be issued under the EMTN program of the Company, listed on the regulated market of the Luxembourg Stock Exchange, with 100% issue price, due in 5 years at a fixed annual rate of 5%, and a minimum tranche of Euro 100,000 in multiples of Euro 1,000 (the “New Notes”);

(ii)	a consent solicitation to the holders of the Subordinated Notes to vote on the conversion with the New Notes that, in the event of a successful vote by the holders in accordance with the quorum required by the terms and conditions of the Subordinated Notes, becomes mandatory for all holders of the Subordinated Notes.

The LME Transaction was approved by the extraordinary Shareholders’ meeting of the Company on September 28, 2017 and was launched on September 29, 2017.

The LME Transaction is conditional upon the successful completion of the Capital Increase for Euro 500 million however, the Capital Increase is not conditional on the LME Transaction. Both transactions, aimed at strengthening the Company’s capital position were discussed between the Company and the ECB in the months prior to the approval of the business plan of the Company and these transactions were subject to specific authorization received by the ECB on September 27, 2017, prior to the date on which the Shareholders’ meeting of resolved to initiate the transactions. In particular, the ECB authorized the regulation of the LME Transaction conditional upon the successful completion of the capital increase of at least Euro 500 million. Accordingly, the amount of Euro 500 million has been considered for the preparation of the Unaudited Pro-forma Consolidated Financial Information as the ECB authorization requires that, within December 31, 2017, the capital increase, for an amount of at least Euro 500 million should be approved, signed and regulated. The Shareholders’ meeting of the Company held on September 28, 2017 resolved to increase share capital for a total maximum amount of Euro 560 million, of which a tranche up to a maximum of Euro 60 million (including a share premium) reserved to one or more categories of holders of subordinated securities subject to LME (the “Capital Increase”).

The Unaudited Pro-forma Consolidated Financial Information gives effect to the sale of the Milan Property, the LME Transaction and the Capital Increase of Euro 500 million, as (i) supported by binding agreements such as the preliminary sale contract for the Milan Property, signed on October 31, 2017, and the final sale contract signed on November 16, 2017, and the resolutions of the meetings of the holders of the Subordinated Notes for the exchange of the Subordinated Notes with the New Notes or (ii) subordinated to conditions that the Company reasonably believes to be satisfied, such as the Capital Increase of Euro 500 million, which represents the condition contained in the authorization of the Bank of Italy of September 27, 2017, for the regulation of the LME Transaction, for which a pre-underwriting agreement was signed on October 17, 2017, and an underwriting agreement was signed on November 17, 2017, before the start of the option period.

The Unaudited Pro-forma Consolidated Financial Information does not give effect to the capital increase for the tranche of Euro 60 million, reserved to one or more categories of holders of Subordinated Notes, since, on the date of this Offering Circular, there is no sufficient evidence to determine with reasonable certainty the occurrence of this event and to estimate the related pro-forma adjustments to be included in the Unaudited Pro-forma Consolidated Financial Information.

Some elements of the sale of the disposal of the Milan Property, the LME Transaction and the Capital Increase for Euro 500 million in cash, although not yet completed or not yet defined on the date of this Offering Circular, were represented in the Unaudited Pro-forma Consolidated Financial Information in the way these elements were communicated to the authorities and using the elements on which the ECB’s based its authorization for the capital strengthening of the Company.

The Company believes that although the Unaudited Pro-forma Consolidated Financial Information includes the significant effects of the disposal of Milan Property, the LME transaction and the Capital Increase for Euro 500 million in cash, in the state of the ongoing negotiations at the date of this Offering Circular, there is a risk that the actual impacts of these transactions may be significantly different from the effects represented in the Unaudited Pro-forma Consolidated Financial Information in consideration of their characteristics.

On the date of this Offering Circular, the contract for the sale of the Milan Property were signed, the LME Transaction was launched, the meetings of the holders of the Subordinated Notes were held and resolved on the conversion of the Subordinated Notes in New Notes and the Capital Increase for Euro 500 million in cash was approved.

The Unaudited Pro Forma Consolidated Financial Information presented in this Offering Circular are for information purposes only and are intended to show investors the effects of the disposal of the Milan Property, the LME transaction and the Capital Increase for Euro 500 million in cash, as if such transactions had occurred, respectively, on September 30, 2017 for balance sheet purposes and on January 1, 2017 and January 1, 2016 for income statement purposes. However, it should be noted that if the transaction had actually been executed on such dates, the results that are presented herein would not be necessarily obtained.

The Unaudited Pro Forma Consolidated Financial Information has been prepared starting from the interim consolidated financial statements of the Company at September 30, 2017 and the consolidated financial statements at December 31, 2016, applying the pro forma pro-forma adjustments to the transactions described above.

The interim consolidated financial statements of the Company as of September 30, 2017 and for the nine month period then ended, prepared in accordance with IFRS applicable to interim financial information (IAS 34) have been reviewed by EY S.p.A. that issued its review report dated November 9, 2017. The consolidated financial statements of the Company as of December 31, 2016 and for the year then ended, prepared in accordance with IFRS, have been audited by EY S.p.A. that issued its audit report on March 6, 2017. The reports of EY include Emphasis of Matter paragraphs on the ability of the Company to continue as a going concern.

The valuation criteria adopted for the preparation of the pro-forma adjustments and the preparation of the Unaudited Pro-forma Consolidated Information are consistent with those applied for the preparation of the consolidated financial statements of the Company at December 31, 2016, presented elsewhere in this Offering Circular.

In order to properly understand the Unaudited Pro Forma Consolidated Financial Information, it is necessary to consider the following:

(i)	since the pro-forma information is prepared based on assumptions, if the disposal of the Milan Property, the LME transaction and the Capital Increase for Euro 500 million in cash as if they had been executed on the dates referred to for the purpose of preparing the pro-forma information, the results that are presented therein would not have been necessarily obtained; and

(ii)	the pro-forma information does not constitute a forecast since it is prepared to represent only the effects that can be identified and measured on the historical financial information, without considering the future potential impact of such changes on the economic and financial trends of the Company.

In view of the different purposes of the pro-forma financial information and the historical financial statements and the different ways of calculating the pro-forma adjustments of the disposal of the Milan Property, the LME transaction and the Capital Increase for Euro 500 million in cash, the unaudited pro-forma consolidated balance sheet, and the unaudited consolidated income statement should be read and examined separately, without attempting to establish any accounting relationship between them.

The presentation of the Unaudited Pro-forma Consolidated Financial Information is based on a five column scheme to analytically present the pro-forma transactions, as follows:

(i)	the consolidated historical data of the Company (column A);

(ii)	the effects on the consolidated financial statements arising from the sale of the Milan Property, taking into account that this property, in the interim consolidated financial statements at September 30, 2017, is classified as asset held for sale, as required by IFRS 5, while in the consolidated financial statements at December 31, 2016, is classified as property (column B);

(iii)	the impact on the consolidated financial statements of the LME Transaction, taking into account the positive outcome of the general meetings of the owners of the Subordinated Notes which involves the conversion of the securities into the New Notes or cash (column C);

(iv)	the effects on the consolidated balance sheet relating to the capital increase of Euro 500 million in cash (column D); and

(v)	the pro-forma consolidated amounts of the Company (column E).

The Unaudited Pro Forma Consolidated Financial Information presented here and elsewhere in this Offering Circular has not been prepared in accordance with the requirements of Regulation S-X under the U.S. Securities Exchange Act of 1934 or U.S. GAAP.

The Unaudited Pro Forma Financial Information should be read in conjunction with the consolidated financial statements included elsewhere or incorporated by reference in this Offering Circular.

Basis of preparation of the Unaudited Pro-forma Consolidated Financial Information

The Unaudited Pro-forma Consolidated Financial Information are based on the assumptions reported below.

Disposal of Milan Property

The recognition of the pro-forma adjustments related to the disposal of the Milan Property was made in accordance with the sale contract signed on November 16, 2017 on the basis of the contractual and accounting information reported in the following table.

		(in Euro thousands)
Selling price of the Milan Property	A	107,500
—of which for the building	A1	106,000
—of which for the Pattari Area	A2	1,500
Book value of the property at September 30, 2017	B	22,084
Gross gain on disposal	C=A-B	85,416
Income taxes (27.5%)	D	(23,489)
Net gain on disposal	E=C+D	61,927
Transaction costs	F	(218)
Income taxes (27.5%)	G	60
Total effect of the transaction on net equity	H=E+F+G	61,769
Total effect of the transaction on cash and cash equivalents	I=A+F	107,282

The amount of the gain arising from the sale of the Milan Property was determined by reference to the net book value at September 30, 2017, amounting to Euro 22,084 thousand, that was assumed as the latest available accounting data representing the value of the Milan Property on the date of sale.

The Milan Property is classified in the line item asset held for sale in the consolidated balance sheet of the Company at September 30, 2017, in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations”.

LME Transaction

The LME Transaction provides for an offer of exchange and a consent solicitation for the replacement of Subordinated Notes with the New Notes to be issued under the EMTN program of the Company.

The general meetings of the holders of the Subordinated Notes, held on October 21, 2017, resolved, with the required majority, to convert the Subordinated Notes into the New Notes. The resolution, based on the terms and conditions of such Subordinated Notes, was binding for all the holders of the Subordinated Notes. Therefore, the LME Transaction, subject to the settlement, which is conditioned by the realization of the capital increase, is binding also for the bearers who did not vote.

The LME Transaction envisages the exchange of Subordinated Notes with the New Notes with a nominal value of Euro 100,000 in multiples of Euro 1,000 and, therefore, the holders of Subordinated Notes who are not entitled to receive New Notes will receive the conversion price in cash. In determining the nominal value of the New Notes to be exchanged and the cash outflows, the accrued interest at the conversion date is also considered.

At the date of this Offering Circular it is not foreseeable how many note holders will participate in the Reserved LME Tranche and therefore, not convert their Subordinated Notes into New Notes. Accordingly, for the purpose of determining the portion of the Subordinated Securities to be exchanged with the New Notes or through cash payment, it was assumed, for the purposes of Unaudited Pro-forma Consolidated Financial Information, the same breakdown resulting from the holders of Subordinated Notes who have expressed the will to join the exchange. This assumption does not have any effect on the determination of the gain arising from the LME Transaction, as the conversion price depends solely on the timing of the acceptance, but does not affect the breakdown between the amount of New Notes attributed to the exchange and the amount of cash payment. The effective breakdown, to be determined at the time of the actual conversion, may be different from that assumed for the preparation of the Unaudited Pro-forma Consolidated Financial Information.

The Subordinated Notes of the Company, which are subject to the LME Transaction, amount to Euro 510 million, as described in the table below which also presents the prices for the exchange that are different depending on the date of acceptance of the offer and were set at 70% of the nominal value for Tier 2 securities and 30% of the nominal value for Tier 1, if the holder had given its acceptance within seven business days from the date of launch, or by October 11, 2017 (the “Early Participation Price”), while for the subsequent acceptances, which had to be made by October 18, 2017, the exchange rates were set at 65% of nominal value for Tier 2 and 25% nominal value for Tier 1 (the “Exercise Price”).

The composition of the Subordinated Notes is as follows:

Subordinated Notes
ISIN	Description	Nominal amount	Due date
		(in Euro thousands)
XS0372143296	EUR BANCA CARIGE S.P.A FRN 19/06/2008-2018 SUB CALLABLE S389 TIER 2	100,000	June 19, 2018
XS0542283097	EUR BANCA CARIGE SPA 5,7% 17/09/2010-2020 SUB LOWER TIER 2	50,000	September 17, 2020
XS0570270370	EUR BANCA CARIGE SPA 7,321% 20/12/2010-2020 SUB LOWER TIER2	200,000	December 20, 2020
XS0400411681	EUR B.CARIGE SPA TV 04/12/2008 PERP.SUB TIER I CALLABLE	160,000	Perpetual

	Total	510,000

The table below shows Subordinated Notes by price and by date of conversion.

The total amount of Subordinated Notes of Euro 510 million was converted to Euro 466.4 million, or 90.2%, at the Early Participation Price. The remaining securities, converted at the Exercise Price, amounted to Euro 43.6 million.

The table below also shows the amount of the Subordinated Notes converted into New Notes and the amount to be paid in cash.

Subordinated Notes	Exchange price					Amounts
ISIN	Early Participation Price	Amounts exchanged at Early Participation Price	Exercise price	Amounts exchanged at Exercise Price	Average exchange price	Amount exchanged with New Notes	Amount to be paid in cash
		(in Euro thousands)		(in Euro thousands)		(in Euro thousands)
XS0372143296	70.00%	99,600	65.0%	400	69.98%	67,601	2,379
XS0542283097	70.00%	50,000	65.0%	—	70.00%	34,930	70
XS0570270370	70.00%	166,139	65.0%	33,861	69.15%	85,278	53,029
XS0400411681	30.00%	150,650	25.0%	9,350	29.71%	46,190	1,343

Total	—	466,389	—	43,611	—	233,999	56,820

The table below shows the effect of the conversion of Subordinated Notes into New Notes and cash payment as well as total proceeds from the exchange, gain on repurchase of financial liabilities and cash payment.

Subordinated Notes	Interest	New Notes	Cash	Gain
ISIN	Interest accrued at September 30, 2017	Nominal amount	Cash payment	Price	Book value September 30, 2017	Total amount exchanged (New Notes and Cash)	Gain on purchase of financial liabilities
	(in Euro thousands)	(in Euro thousands)	(in Euro thousands)		(in Euro thousands, except for Price)
XS0372143296	84	67,670	2,394	99.88	99,879	69,980	29,899
XS0542283097	101	35,025	77	10.48	53,739	35,000	18,739
XS0570270370	11,393	92,144	57,556	99.69	199,389	138,307	61,082
XS0400411681	—	46,190	1,343	99.65	159,444	47,533	111,911

Total	11,578	241,029	61,368	—	512,450	290,819	221,631

The recognition of the pro-forma adjustments related to the to the LME Transaction, resulting from the exchange of Subordinated Notes with New Notes and cash payments, was made on the basis of the contractual information and the accounting information reported in the table below:

		(in Euro thousands)
Proceeds from the exchange	A	290,819
Book value of Subordinated Notes at September 30, 2017	B	512,450
Gain on repurchase of financial liabilities	C= B-A	221,631
Income taxes (27,5%)	D	(60,948)
Net gain	E= C+D	160,683
LME Transaction costs	F	(3,343)
Income taxes (27,5%)	G	919
Total effect of LME Transaction on net equity	H=E+F+G	158,259
Proceeds from the exchange	A	290,819
Accrued interest on Subordinated Notes at September 30, 2017	I	11,578
Total amount exchanged	L=A+I	302,397
—of which cash payment	L1	61,368
—of which exchange with New Notes	L2	241,029
Total effect on cash and cash equivalents	M=-L1+F	(64,711)
Total effect on laibilities	N=L2-B-I	(282,999)

The estimated costs related·to the LME Transaction were preliminarily recognized in the unaudited consolidated pro-forma income statement based on their nature and considering the lack of sufficient evidence to reasonably determine its completion with the Reserved LME Tranche of Euro 60 million of capital increase for the eligible LME Investors.

With reference to the characteristics of the New Notes, represented by senior securities to be issued under the EMTN program of the Company, to be listed on the regulated market of Luxembourg with a 100% issue price, due date of 5 years and an annual fixed rate coupon equal to 5%, the Company believes that, on the date of this Offering Circular, based on a preliminary analysis of the expected scenario after the capital strengthening, the above conditions may approximate the fair value of the New Notes.

The value of the repurchase of financial liabilities has been computed on the basis of the book value of the Subordinated Notes at September 30, 2017, assumed as the latest available accounting value representative of the value of the Subordinated Notes at the date of the effective exchange. The total effect on net equity of the LME Transaction, as reported in the table above, amounted to Euro 158,259 thousand and the total effect on liquidity amounted to Euro 64,711 thousand.

Capital Increase

The Euro 500 million capital increase in cash increases the cash and cash equivalents for the same amount, net of estimated costs, totaling Euro 51,747 thousand. A breakdown of such estimated costs and the financial information for the preparation of the pro-forma adjustments for the capital increase are presented in the table below.

		(in Euro thousands)
Estimated costs
Commissions and fees to the Joint Global Coordinators and to the Co-Global Coordinators	A	43,391
Other costs	B	8,356
Total costs, gross	C=A+B	51,747
Income taxes (27.5%)	D	(14,230)
Total costs, net	E=C+D	37,517
Capital increase in cash	F	500,000
Net effect on net equity of capital increase in cash	G=F-E	462,483
Net effect on liquidity of capital increase in cash	H=F-C	448,253

The abovementioned costs which are incremental costs directly connected to the Capital Increase are recognized directly in net equity.

The estimate of the total cost for the Capital Increase reported above, together with the costs for the LME Transaction of Euro 3.3 million, as described above in paragraph LME Transaction, is based on available information at the date of this Offering Circular has been updated with respect to estimates previously disclosed to the public amounting to Euro 37 million.

In addition to the costs incurred for commissions and fees to be recognized to the Joint Global Coordinators and to the Co-Global Coordinators, the estimate includes fees for lawyers, auditors, advisers and other specialists.

Tax effects

The tax effects on the pro-forma adjustments are computed with reference to the income tax IRES only (applying the 27.5% rate on the estimated related taxable income) since for purposes of the income tax IRAP, the Company is a tax loss position. With reference to IRES, the Company has deferred tax assets that can be used in offsetting the tax liabilities arising from the pro-forma adjustments.

Pro-forma Consolidated Balance Sheet at September 30, 2017

	September 30, 2017 Historical (A)	Disposal Milan Property (B)	LME Transaction (C)	Capital Increase (D)	September 30, 2017 Pro-forma (E)=(A+B+C+D)
	(in Euro thousands)
Cash and cash equivalents	277,873	107,282	(64,711)	448,253	788,697
Financial assets held for trading	9,383	—	—	—	9,383
Financial assets available for sale	2,078,308	—	—	—	2,078,308
Loans to banks	2,657,408	—	—	—	2,657,408
Loans to customers	16,674,630	—	—	—	16,674,630
Hedging derivatives	48,317	—	—	—	48,317
Equity investments	97,131	—	—	—	97,131
Property and equipment	741,714	—	—	—	741,714
Intangible Assets	46,702	—	—	—	46,702
Tax assets	1,967,948	(23,429)	(60,029)	14,230	1,989,720
a) current	894,963	—	—	—	894,963
b) deferred	1,072,985	(23,429)	(60,029)	14,230	1,003,757
- of which under Law no. 214/2011	527,498	—	—	—	527,498
Non-current assets held for sale and discontinued operations	632,536	(22,084)	—	—	610,452
Other assets	302,341	—	—	—	302,341

Total assets	25,534,291	61,769	(124,740)	462,483	25,933,803

	September 30, 2017 Historical (A)	Disposal Milan Property (B)	LME Transaction (C)	Capital Increase (D)	September 30, 2017 Pro-forma (E)=(A+B+C+D)
	(in Euro thousands)
Due to banks	4,201,790	—	—	—	4,201,790
Due to customers	13,887,071	—	—	—	13,887,071
Securities issued	4,002,056	—	(282,999)	—	3,719,057
Financial liabilities held for trading	1,296	—	—	—	1,296
Financial liabilities designated at fair value through profit and loss	374,241	—	—	—	374,241
Hedging derivatives	227,304	—	—	—	227,304
Tax liabilities	52,193	—	—	—	52,193
a) current	38,619	—	—	—	38,619
b) deferred	13,574	—	—	—	13,574
Liabilities associated to non-current assets held for sale and discontinued operations	240,848	—	—	—	240,848
Other liabilities	432,459	—	—	—	432,459
Employee termination indemnities	61,148	—	—	—	61,148
Allowances for risks and charges	120,089	—	—	—	120,089
a) post-employment benefits	34,338	—	—	—	34,338
b) other allowances	85,751	—	—	—	85,751
Non controlling interests (+/-)	25,072	—	—	—	25,072
Net equity Group	1,908,724	61,769	158,259	462,483	2,591,235

Total liabilities and sharehoders’ equity	25,534,291	61,769	(124,740)	462,483	25,933,803

Pro-forma Consolidated Income Statement for the nine-month period ended September 30, 2017

	September 30, 2017 Historical (A)	Disposal Milan Property (B)	LME Transaction (C)	Capital Increase (D)	September 30, 2017 Pro-forma (E)=(A+B+C+D)
	(in Euro thousands)
Interest and similar income	354,572	—	—	—	354,572
Interest and similar expense	(173,681)	—	6,269	—	(167,412)
Net interest income	180,891	—	6,269	—	187,160
Fee and commission income	204,836	—	—	—	204,836
Fee and commission expense	(23,662)	—	—	—	(23,662)

Net fee and commission income	181,174	—	—	—	181,174
Dividends and similar income	10,625	—	—	—	10,625
Profits on trading	8,126	—	—	—	8,126
Net loss from hedging	(922)	—	—	—	(922)
Profits (Losses) on disposal or repurchase of:	(108,266)	—	221,631	—	113,365
loans	(111,481)	—	—	—	(111,481)
financial assets available-for-sale	1,411	—	—	—	1,411
financial liabilities	1,804	—	221,631	—	223,435
Losses on financial assets and liabilities designated at fair value	(1,117)	—	—	—	(1,117)

Net interest and other banking income	270,511	—	227,900	—	498,411
Net losses on impairment of:	(192,548)	—	—	—	(192,548)
Loans	(175,071)	—	—	—	(175,071)
financial assets available-for-sale	(13,658)	—	—	—	(13,658)
other financial activities	(3,819)	—	—	—	(3,819)

Net income from banking activities	77,963	—	227,900	—	305,863
Net income from banking and insurance activities	77,963	—	227,900	—	305,863
Administrative expenses:	(416,846)	(107)	(3,343)	—	(420,296)
personnel expenses	(225,661)	—	—	—	(225,661)
other administrative expenses	(191,185)	(107)	(3,343)	—	(194,635)
Net provisions for risks and charges	(22,681)	—	—	—	(22,681)
Net adjustments to on property and equipment	(11,355)	99	—	—	(11,256)
Net adjustments to on intangible assets	(16,432)	—	—	—	(16,432)
Other operating income	54,756	—	—	—	54,756

Operating expenses	(412,558)	(8)	(3,343)	—	(415,909)
Profits on equity investments	5,767	—	—	—	5,767
Profits on disposal of investments	33	85,416	—	—	85,449

Loss before tax from continuing operations	(328,795)	85,408	224,557	—	(18,830)
Taxes on income from continuing operations	95,499	(23,465)	(61,753)	—	10,281

Loss after tax from continuing operations	(233,296)	61,943	162,804	—	(8,549)
Profit after tax from discontinued operations	18,901	—	—	—	18,901

Net Profit (Loss) for the period	(214,395)	61,943	162,804	—	10,352
Non-controlling interests	(3,979)	—	—	—	(3,979)

Net profit (loss) for the period attributable to the Parent Company	(210,416)	61,943	162,804	—	14,331

Pro-forma Consolidated Income Statement for the year ended December 31, 2016

	December 31, 2016 Historical (A)	Disposal Milan Property (B)	LME Transaction (C)	Capital Increase (D)	December 31, 2016 Pro-forma (E)=(A+B+C+D)
	(in Euro thousands)
Interest and similar income	580,521	—	—	—	580,521
Interest and similar expense	(281,006)	—	8,640	—	(272,366)

Net interest income	299,515	—	8,640	—	308,155
Fee and commission income	276,730	—	—	—	276,730
Fee and commission expense	(35,675)	—	—	—	(35,675)

Net fee and commission income	241,055	—	—	—	241,055
Dividends and similar income	14,077	—	—	—	14,077
Profits on trading	18,459	—	—	—	18,459
Net loss from hedging	(2,384)	—	—	—	(2,384)
Profits on disposal or repurchase of:	48,810	—	221,631	—	270,441
loans	(3)	—	—	—	(3)
financial assets available-for-sale	40,302	—	—	—	40,302
financial liabilities	8,511	—	221,631	—	230,142
Losses on financial assets and liabilities designated at fair value	(3,993)	—	—	—	(3,993)

Net interest and other banking income	615,539	—	230,271	—	845,810
Net losses on impairment of:	(471,136)	—	—	—	(471,136)
Loans	(473,016)	—	—	—	(473,016)
financial assets available-for-sale	(7,563)	—	—	—	(7,563)
other financial activities	9,443	—	—	—	9,443

Net income from banking activities	144,403	—	230,271	—	374,674
Net income from banking and insurance activities	144,403	—	230,271	—	374,674
Administrative expenses:	(578,180)	(76)	(3,343)	—	(581,599)
personnel expenses	(296,072)	—	—	—	(296,072)
other administrative expenses	(282,108)	(76)	(3,343)	—	(285,527)
Net provisions for risks and charges	(21,176)	—	—	—	(21,176)
Net adjustments to on property and equipment	(26,501)	132	—	—	(26,369)
Net adjustments to on intangible assets	(24,617)	—	—	—	(24,617)
Other operating income	88,661	—	—	—	88,661

Operating expenses	(561,813)	56	(3,343)	—	(565,100)
Profits on equity investments	6,596	—	—	—	6,596
Impairment on goodwill	(19,942)	—	—	—	(19,942)
Profits (losses) on disposal of investments	(149)	85,416	—	—	85,267

Losses before tax from continuing operations	(430,905)	85,472	226,928	—	(118,505)
Taxes on income from continuing operations	134,837	(23,475)	(62,310)	—	49,052

Loss after tax from continuing operations	(296,068)	61,997	164,618	—	(69,453)
Net loss for the period	(296,068)	61,997	164,618	—	(69,453)
Non-controlling interests	(4,331)	—	—	—	(4,331)

Net loss for the period attributable to the Parent Company	(291,737)	61,997	164,618	—	(65,122)

Explanatory Notes to the Pro-forma Consolidated Financial Information

Pro-forma Consolidated Balance Sheet as of September 30, 2017 and Pro-forma Consolidated Income Statement for the nine-month period ended September 30, 2017

Column A—Historical Data

The column includes the historical data of the Company derived from the interim consolidated financial statements as of September 30, 2017.

Column B—Disposal of Milan Property

The column includes the effects attributable to the disposal of the Milan Property, for which the sale contract was signed on November 16, 2017. In particular, the column includes the following balance sheet adjustments:

Cash and cash equivalents: an increase of Euro 107,282, represented by the sale price of the property of Euro 107,500 thousand, offset by the payment of related expenses of Euro 218 thousand;

Tax Assets: a decrease of Euro 23,429 thousand, which is equal to the reduction of the deferred tax assets related to the tax liability arising on the taxation of the gain on disposal, net of the costs associated with the sale of the property;

Non-current assets held for sale and discontinued operations: a decrease of Euro 22,084 thousand equal to the carrying amount of the property being disposed of;

Net equity, Group : an increase of Euro 61,769 thousand, equal to the net result of the sale of the property at September 30, 2017 (assumed as the latest available amount representing the value at the date of effective transfer).

Other administrative expenses: an increase of Euro 107 thousand, related to Euro 218 thousand to the costs related to the sale and Euro 111 thousand to the elimination of indirect taxes relating to the property for the first nine months of 2017;

Net adjustments to/recoveries on property and equipment: a decrease of Euro 99 thousand, equal to the depreciation recorded in the first nine months of 2017 on the property being disposed of;

Profits (losses) on disposal of investments: an increase of Euro 85,416 thousand, equal to the amount of the gross gain on disposal computed on the net book value of the property at September 30, 2017; and

Taxes on income from continuing operations: recognition of income taxes of Euro 23,465 thousand, equal to the tax effect on the adjustments of this column.

The above adjustments are further classified as follows:

	Permanent	Non-recurring
	(in Euro thousands)
Other administrative expenses	111	(218)
Net adjustments to/recoveries on property and equipment	99	—
Profits (losses) on disposal of investments:	—	85,416
Taxes on income from continuing operations	(36)	(23,429)

Column C—LME Transaction

The column includes the effects of the LME Transaction, including the gain resulting from the exchange of the securities, based on the resolutions taken by the holders of Subordinated Notes on October 21, 2017.

Based on the elements described in the basic assumptions for the preparation of the Pro forma Consolidated Financial Information, and with reference to balance sheet data, the column includes the following adjustments:

Cash and cash equivalents: a decrease of Euro 64,711 thousand, due to the decrease of Euro 61,368 thousand for the cash payment to the holders of the Subordinated Notes who are not entitled to receive New Notes, and the decrease of Euro 3,343 thousand related to the payment of costs for the LME Transaction;

Tax assets: a decrease of Euro 60,029 thousand, equal to the reduction of prepaid tax assets in relation to the tax debt arising on the taxation of the repurchase of financial liabilities net of costs incurred in the LME Operations;

Securities issued: a decrease of Euro 282,999 thousand, equal to the decrease of the subscription value of the Subordinated Notes of Euro 512,450 plus the related interest for Euro 11,578 thousand and the increase in the entry for the value of the New Notes equal to Euro 241,029 thousand;

Net equity, Group: increase of Euro 158,259 thousand, equal to the net result of the Subordinated Notes trading transaction as at September 30, 2017 (assumed as the last available figure representing the values at the date of actual exchange);

With reference to the income statement data, the column includes the following adjustments:

Interest expense and similar charges: a decrease of Euro 6,269 thousand, equal to the reversal of interest expense recognized in the first nine months of 2017 on Subordinated Notes for Euro 15,307 thousand and the recognition of interest expense of 5% on the New Notes for Euro 9,038 thousand;

Profit from repurchase of financial liabilities: an increase of Euro 221,631 thousand, equal to the gross profit realized on the exchange of Subordinated Notes;

Other administrative expenses: increase of Euro 3,343 thousand, equal to the costs related to the LME Transaction; and

Taxes on income from continuing operations: recognition of a negative tax liability of Euro 61,753 thousand, equal to the tax effect on the income taxes components of this column.

The above adjustments are further classified as follows:

	Permanent	Non-recurring
	(in Euro thousands)
Interest expense and similar charges	6,269	—
Profit from repurchase of financial liabilities	—	221,631
Other administrative expenses	—	(3,343)
Taxes on income from continuing operations	(1,724)	(60,029)

Column D—Capital Increase

The column includes the effects of the Euro 500 million Capital Increase in Cash, as it is a condition for the execution of the LME Transaction. In particular, the column includes the following balance sheet adjustments:

Cash and cash equivalents: an increase of Euro 448,253 thousand, equal to the value of the capital increase, net of directly attributable costs, estimated at Euro 51,747 thousand.

Tax assets: an increase of Euro 14,230 thousand equal to the deferred tax asset, related to expenses to be incurred for the capital increase; and

Net equity, Group: an increase of Euro 448,253 thousand, equal to the amount of the Capital Increase in Cash, net of directly attributable costs, estimated at Euro 51,747 thousand and the corresponding tax assets for Euro 14,230 thousand.

With reference to the income statement, Column D does not include pro-forma adjustments.

Column E—Pro-Forma Data

The column includes the sum of the balances of the line items reported in the previous columns.

Pro-forma Consolidated Income Statement for the year ended December 31, 2016

Column A—Historical Data

The column includes the historical data of the Company extracted from the consolidated financial statements at December 31, 2016.

Column B—Disposal of Milan Property

The column includes the effects attributable to the disposal of the Milan Property, for which the sale contract was signed on November 16, 2017.

With reference to the income statement data, the column includes the following adjustments:

Other administrative expenses: an increase of Euro 76 thousand, of which Euro 218 thousand for the costs related to the sale and Euro 142 thousand to the elimination of indirect taxes incurred in the year;

Net adjustments to/recoveries on property and equipment: a decrease of Euro 132 thousand, equal to the depreciation recorded in 2016 on the property being disposed of;

Profits (losses) on disposal of investments: an increase of Euro 85,416 thousand, equal to the value of the gross capital gain calculated taking into account the value of registration of the property as at September 30, 2017; and

Taxes on income from continuing operations: recognition of income taxes of Euro 23,475 thousand, equal to the tax effect on the above-mentioned economic components of this column.

The above adjustments are further classified as follows:

	Permanent	Non-recurring
	(in Euro thousands)
Other administrative expenses	142	(218)
Net adjustments to/recoveries on property and equipment	132	—
Profits (losses) on disposal of investments:	—	85,416
Taxes on income from continuing operations	(46)	(23,429)

Column C—LME Transaction

The column includes the effects of the LME Transaction and, in particular, of the gains resulting from the positive exchange rate declarations taken by the Shareholders of Subordinated Notes on October 21, 2017.

With reference to the income statement data, the column includes the following adjustments:

Interest expense and similar charges: a decrease of Euro 8,640 thousand, equal to the reversal of interest expense recognized in 2016 on Subordinated Notes for Euro 20,691 thousand and the recognition of interest expense at 5% on New Notes for Euro 12,051 thousand;

Profit from repurchase of financial liabilities: an increase of Euro 221,631 thousand, equal to the gross profit on the exchange of the Subordinated Notes computed considering the value of the Subordinated Notes at September 30, 2017 (assumed as the last available amount representing the values at the date of effective exchange);

Other administrative expenses: an increase of Euro 3,343 thousand, equal to the costs related to the LME Operations; and

Taxes on income from continuing operations: recognition of a negative tax liability of Euro 62,310 thousand, equal to the tax effect on the above-mentioned economic components for the LME Transaction,

The above adjustments are further classified as follows:

	Permanent	Non-recurring
	(in Euro thousands)
Interest expense and similar charges	8,640	—
Profit from repurchase of financial liabilities	—	221,631
Other administrative expenses	—	(3,343)
Taxes on income from continuing operations	(2,281)	(60,029)

Column D—Capital Increase

With reference to the economic data column D does not include pro-forma adjustments.

Column E—Pro-Forma Data

The column includes the sum of the adjustments of the line items reported in the previous columns.

Pro-forma Liquidity Coverage Ratio and Pro-forma CET 1

Pro-forma Liquidity Coverage Ratio and Pro-forma CET 1 of the Group, assuming the disposal of the Milan Property, the LME transaction and the Capital Increase in cash for the amount of Euro 500 million occurred on September 30, 2017 and December 31, 2016, respectively, are as follows.

	September 30, 2017 Historical (A)	Disposal of Milan Property (B)	LME Transaction (C)	Capital Increase (D)	September 30, 2017 Pro-forma (E)=(A+B+C+D)
LCR	125.0%	5.8%	-3.5%	24.4%	151.7%
CET 1	10.4%	0.4%	1.1%	2.9%	14.9%

	December 31, 2016 Historical (A)	Disposal of Milan Property (B)	LME Transaction (C)	Capital Increase (D)	December 31, 2016 Pro-forma (E)=(A+B+C+D)
LCR	124.0%	6.2%	-3,7%	25.7%	152.5%
CET 1	11.4%	0.4%	1.1%	2.7%	15.8%

Estimate of the pro-forma effects in the event of full subscription of the Capital Increase, including the Reserved LME Tranche of Euro 60 million for the Eligible LME Investors.

As described in the section “Unaudited Pro forma Consolidated Financial Information”, the Pro-Forma Consolidated Financial Information does not give effect to the Capital Increase related to the Reserved LME Tranche of Euro 60 million for the Eligible LME Investors, for which there is not sufficient evidence to reasonably determine its occurrence and to estimate the measure of the related pro-forma effects.

The estimate of the pro-forma effect on consolidated shareholders’ equity at September 30, 2017, assuming the full subscription of the Reserved LME Tranche of Euro 60 million, is Euro 60 million, since the costs related to the LME Transaction, equal to Euro 3,343 thousand, included in Column C of the Unaudited Pro-forma Consolidated Income Statement for the nine month period ended September 30, 2017 and for the year ended December 31, 2016 include also the estimate of the costs related to the capital increase for the Reserved LME Tranche. In addition, assuming full subscription of the Reserved LME Tranche, pro-forma interest expense would be lower due to the lower amount of outstanding New Notes, thus reducing the loss for the nine-month period ended September 30, 2107 by Euro 1,631 thousand and for the year ended December 31, 2016, by Euro 2,208 thousand.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following is a discussion and analysis of our Group’s results of operations and financial condition as of and for the nine months ended September 30, 2017 and 2016 and as of and for the years ended December 31, 2016, 2015 and 2014. The following discussion should be read together with the sections entitled “Presentation of Financial Data and Other Information”, “Selected Consolidated Financial and Other Information” and “Selected Statistical Information”. Financial data included in the discussion below has been derived from our 2017 Unaudited Interim Consolidated Financial Statements and 2016 Audited Consolidated Financial Statements (both including restated financial information) and 2014 Unaudited Recalculated Financial Information.

We restated 2015 financial information presented as comparatives to the 2016 Audited Consolidated Financial Statements with respect to financial information previously presented in the 2015 Audited Consolidated Financial Statements in compliance with the provisions of IAS 8, the principle which provides guidance on the recognition and reporting methods for prior period errors and changes in accounting policies among other things. See “—Factors Affecting the Comparability of our Financial Information—Restatement of our financial information as of and for the year ended December 31, 2015” in this section.

Upon preparation of the 2015 Consolidated Financial Statements, we restated 2014 financial data presented as comparatives to the 2015 Audited Consolidated Financial Statements with respect to financial information previously presented in the 2014 Audited Consolidated Financial Statements in compliance with the provisions of IFRS 5 to take into account that, further to the resolutions adopted by the board of directors on June 30, 2015 and December 3, 2015, Banca Cesare Ponti and Creditis have ceased to be classified as disposal group (discontinued operations) thus confirming them as part of the continuing operations of the Group. This 2014 Unaudited Restated Consolidated Financial Information shows, in accordance with IFRS 5, the comparative balance sheet figures without the restatement for the changes made to disposal group held for sale.

Subsequently, upon preparation of the 2016 Consolidated Financial Statements, which include the 2015 Unaudited Restated Consolidated Financial Information, the 2014 Consolidated Financial Statement was not subject to restatements, as not required by IFRS 5, except for the unaudited restated consolidated balance sheet as of January 1, 2015, which did not reflect the changes made to disposal group held for sale. Consequently, the consolidated balance sheet as of December 31, 2014 and the consolidated income statement for the year then ended, did not allow a consistent comparison with the 2016 Consolidated Financial Statement and with the 2015 Unaudited Restated Consolidated Financial Statement.

This Offering Circular contains certain comparative 2014 Unaudited Recalculated Financial Information to allow a consistent comparison with the 2016 Audited Consolidated Financial Information and the 2015 Unaudited Restated Consolidated Financial Information. The 2014 Unaudited Recalculated Financial Information reflects both (i) the correction of errors in determining the discounting-related component of expected recoveries on loans and of errors in the recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and (ii) the change in assets classified as disposal group (discontinued operations) in the 2015 Consolidated Financial Information related to Banca Cesare Ponti and Credit is.

With respect to the 2017 Unaudited Interim Consolidated Financial Statements: (i) we have restated certain comparative data related to the nine months ended September 30, 2016 with respect to the data previously presented in our 2016 Interim Report on Operation to reflect: (i) the correction of errors in compliance with IAS 8 consistent with our audited consolidated financial statements as of and for the year ended December 31, 2016 and (ii) the application of IFRS 5. Moreover, although IFRS 5 does not require the restatement of comparative balance sheet figures, this Offering Circular contains certain comparative balance sheet figures as at December 31, 2016 further restated to allow a consistent comparison.

Because of the restatements made to our Group’s financial information, prospective investors are therefore cautioned against placing undue reliance on such comparisons. See “Risk Factors—Risks related to the Company and the Group—The Offering Circular contains restated financial statements, and it may be difficult for an investor to compare between the various financial periods for which data is presented herein”.

You should read this discussion in conjunction with the sections entitled “Presentation of Financial and Other Information”, “Selected Consolidated Financial Information and Other Data”, our 2016 Audited Consolidated Financial Statements, our 2015 Audited Consolidated Financial Statements and our Unaudited Consolidated Interim Financial Statements, included elsewhere or incorporated by reference in this Offering Circular.

The discussion below includes forward-looking statements, which, although based on assumptions that we consider reasonable, are subject to risks, and uncertainties that could cause actual events or conditions to differ materially from those expressed or implied by such statements. See “Forward-Looking Statements”. For a discussion of risks and uncertainties facing our Group, also see “Risk Factors”.

Overview

We are one of the leading banking and credit groups in Italy. We operate predominantly in the banking sector, concentrating mainly on retail customers and SMEs. Our wide range of banking, financial and related activities include deposit taking, lending securities trading, leasing, factoring, consumer credit activities and distributing asset management products through bank branches. Our Group is also engaged in fiduciary services activities.

Geographically, our banking activities focus on the core regions of Northern Italy, in particular in the north western region of Liguria, in which we have operated for many years and where we have deep roots. As of September 30, 2017, 66.2% of our branches were located in Northern Italy (in particular, Liguria, Piedmont, Lombardy and Veneto). As of June 30, 2017, the Group held a leading position in Liguria, with a market share of 17.95% of total deposits and of 23.21% of total loans (Source: Bank of Italy, Matrice dei Conti, June 30, 2017 (figures based on customers’ residency)).

As of September 30, 2017, the personal financial advisory service dedicated to high net worth customers is staffed by a total of 98 private banking relationship managers and 508 affluent banking relationship managers.

In addition to the personal financial advisory service, our Group provides financial advisory services for businesses, through our network of 184 corporate banking advisors, of whom four are advisors for the large corporate segment and 180 for the mid corporate segment (organized into 95 teams) and 323 small business advisors.

For the nine-month periods ended September 30, 2017 and 2016, we generated net interest and other banking income of Euro 270,511 thousand and Euro 444,244 thousand, respectively. For the years ended December 31, 2016, 2015 and 2014 (restated), we generated net interest and other banking income of Euro 615,539 thousand, Euro 682,195 thousand and Euro 766,033 thousand, respectively. As of September 30, 2017, we had total direct deposits of Euro 18,263,368 thousand, compared with Euro 19,612,702 thousand as of December 31, 2016, as of September 30, 2017, we had total indirect deposits of Euro 21,281,350 thousand, compared with Euro 21,487,874 thousand as of December 31, 2016, and as of September 30, 2017 total net loans to customers amounted to Euro 16,674,630 thousand, compared with Euro 18,246,327 thousand as of December 31, 2016.

Our strategic targets for the 2017-2020 period are set out in our business plan, the details of which are summarized below. The business plan has four pillars: strengthening of capital, asset quality, operational efficiency and a commercial relaunch. The essential element of the business plan is the operation to strengthen our Group’s capital which, as early as the end of 2017, has the aim of re-establishing capital ratios above the current ECB targets. At the same time, we have set out a broad strategy to improve the quality of assets with significant action for de-risking and de-leveraging non-performing exposures (NPE). The deleveraging operation is accompanied by a renewed proactive approach to recovering NPLs.

For further information on the Business Plan, see “Annex D—The Carige Group’s 2017-2020 Business Plan”.

Factors Affecting our Business

Italian macroeconomic environment

As we are a banking and credit group operating in Italy, our business is affected by the Italian macroeconomic environment, which was characterized by multiple negative developments during the period under review as well as an evolving regulatory framework.

In 2014, the Italian economy experienced negative GDP growth (-0.4%). Negative investment trends, enduring difficulties in the job market, a slow-down in trade and stagnation of private consumption contributed to the challenging environment. These persistently difficult conditions, as well as the evolving legislative framework with respect to capital and liquidity requirements and the pan-European single supervisory mechanism, had a significant impact on the Italian banking sector in particular. A comprehensive assessment of the European banking system found that nine Italian banks showing showed potential capital shortfalls, for a total amount of totaling Euro 9.7 billion as of December 31, 2013. Following the capital increases finalized by the banks in 2014, the potential capital shortfall was reduced to Euro 2.9 billion relative to two banks, Banca Monte dei Paschi di Siena S.p.A. and the Company. In addition, the ECB expanded measures to stimulate lending. Against this economic backdrop, the Group experienced a decrease in net interest income and a net loss of Euro 545.8 million in 2014, which corresponded to provisions made as a result of the Asset Quality Review.

In 2015, the Italian macroeconomic environment improved slightly against a backdrop of expansionary monetary and fiscal policies, the devaluation of the euro and falling oil prices, but remained unfavorable overall. The banking sector continued to be affected by low interest rates and high, albeit decreasing, credit risk. In particular, NPLs’ share of total bank assets in Italy as well as the evolving regulatory framework such as the trade position of the new share funding and leverage ratio frameworks, the introduction of the liquidity coverage ratio delegated act, the changes in the calculation of the capital requirement and the more stringent rules on exposures with sovereign states as well as the SSN and the BRRD continued to be a source of uncertainty. In this context, the Company registered a net loss of Euro 127.6 million for the year.

In 2016, the Italian economy grew slightly, but at a slower pace than the EU average,. Growth was stimulated by favorable fiscal and monetary policies, increased investments and increased household spending. Nonetheless, uncertainties remain in relation, inter alia, to negotiations on future new trade relations which will need to be defined between the European Union and the United Kingdom after “Brexit”, and the upsurge of protectionism looming ahead in the wake of the US economic policy. The banking sector continued to be affected by low interest rates and high credit risk (with potential impacts on credit quality) and its an evolving regulatory framework, with the outlook being reflected in the volatility of Italian banks’ stock prices. The difficulties in the macroeconomic environment affected both the expansion of funding/lending volumes and the quality of disbursed loans. These developments contributed to in the challenging environment in the banking sector, which was characterized by reduced net interest income and low funding/lending volumes, difficulties in reducing operating expenses and the need to take high provisions on NPL portfolios. In this context, the Group’s net loss amounted to Euro 296.1 million in 2016.

In the first nine months of 2017, growth in the Italian economy accelerated, boosted by increased household spending, particularly for durable services and goods, and growth in the service sector (GDP growth for 2017 estimated at +1.5%), but remained weak when compared to other economies in Europe. In addition, the political situation in Italy is becoming unstable given that the Government’s term is expiring. The banking sector continued to be affected by uncertainties as a result of the continuously evolving regulatory framework as well as low interest rates and high credit risk. Declines in net interest income resulted from low interest rates and low funding/lending volumes, difficulties in reducing operating expenses further and the need to take high provisions on the NPL portfolio. In this context, the Group’s net loss amounted to Euro 210.4 million in the first nine months of 2017.

We expect that the continuously evolving regulatory framework will continue to affect us. (For more information on the above-mentioned evolving regulatory framework, see “Regulation—Regulatory framework”.)

Sovereign debt crisis

The financial crisis affecting international markets in the last 10 years and the actions taken by the European Union and International Monetary Fund to support European countries, resulted in a substantial decline in these countries’ credit ratings. This situation had a negative effect on banks highly exposed to sovereign debt. The fear that some of those European countries would not fulfill their bond obligations generated a decline in investments made by banks in sovereign debt, specifically for those countries; this resulted in higher volatility of monetary markets and higher difficulty in reaching liquidity on an international basis.

The Group’s exposure to sovereign debt consists of Italian government bonds.

Total Sovereign exposure of the Group as of September 30, 20171

	Nominal Value	Book Value	Fair Value
	(in Euro thousand)
EU countries
Italy	1,923,644	2,229,796	2,229,796
Total EU countries	1,923,644	2,229,796	2,229,796
Other Countries
Total other countries

Total amount for the Group	1,923,644	2,229,796	2,229,796

[1]	Analysis prepared by the Company.

Total Sovereign exposure of the Group as of December 31, 20161

	Nominal Value	Book Value	Fair Value
	(in Euro thousand))
EU countries
Italy	2,163,134	2,496,985	2,496,985
Total EU countries	2,163,134	2,496,985	2,496,985
Other Countries	—	—	—
Total other countries	—	—	—

Total amount for the Group	2,163,134	2,496,985	2,496,985

[1]	Analysis prepared by the Company.

As of September 30, 2017, the book value of Sovereign exposures for the Group was Euro 2,229.8 million. As reported in the table above, the nominal value of those exposures was Euro 1,923.6 million, and the fair value was Euro 2,229.8 million.

As of September 30, 2017, Group’s exposure to bonds issued by the Italian government represented 8.7% of total assets, compared to 9.6% as of December 31, 2016. Those bonds are mostly allocated as “assets available for sale”.

International interest rates trend

The development of international interest rates negatively influenced the Group’s financial results for the periods presented in this Offering Circular. The sovereign debt crisis and the increase in Italian bonds, interest rates influenced the funding cost for the Company, negatively affecting interest rates applied to customers.

The economic global environment appears to be improving. Nevertheless, uncertainty regarding future economic policies remains high and may have a negative impact on investor sentiment. In the United States, in particular, the details and timing of expansionary fiscal policy announced at the beginning of the year have not been defined, and protectionist policies may have adverse repercussions on international trade.

In the Eurozone, signs of an economic recovery have become stronger and sovereign risk has improved, partly following French elections. Inflation, on the other hand, has witnessed a downtrend compared to forecasts in the previous months and settled at 1.5% in the first half of the year: for this reason, the ECB has confirmed its willingness to keep the official rates at the same or lower levels than current rates to allow for a high degree of monetary expansion. Expectations of less accommodating monetary policy in the United States, along with signs of accelerating growth in the Eurozone, have contributed to a pickup in long-term returns.

Bank loans, affected by the adoption of a more prudential approach in light of worsening of credit quality and the need for capital and liquidity strengthening are benefiting from expansionary monetary conditions and rising demand from households and businesses.

Direct funding trend

As of September 30, 2017, direct funding was down 5.8% and amounted to Euro 18,263.4 million, with the decrease being registered both in the short-term (0.4%) and long-term (17.1%) components. Amounts due to customers totalled Euro 13,887.1 million, up 1.3%, primarily as a result of both trends in repos, which had been reduced to zero by June (Euro 351.2 million in December 2016), and the decline in current accounts and demand deposits (which settled at Euro 12,171.9 million; +2.8% compared to December 2016), only partly offset by the increase in time deposits (Euro 1,551.2 million; +15.4% compared to December 2016). Debt securities in issue, almost entirely consisting of bonds to customers, amounted to Euro 4,002.1 million (-23.3% compared to December 2016), mainly as a result of about Euro 900 million in senior bonds coming to maturity in the 2017. Debt securities in issue include subordinated securities for a nominal amount of Euro 645 million (net of those arising from securitization transactions).

For further information, see “Direct Funding” below.

Impacts of European Central Bank inspections on Financial Statements

Comprehensive Assessment e SREP

On November 4, 2014 the Single Supervisory Mechanism—SSM—entered into force. This framework—which extends to the banks of the Euro area and other countries of the European Union—includes direct supervision of the most significant banks (120 total, of which 13 are Italian), while the national supervisors will retain control over the other banks in accordance with guidelines set by the ECB.

SREP 2014

With respect to the investigations made during 2014, on March 10, 2015, ECB communicated to the Group the results of the prudential assessment (SREP), evaluating the Capital Plan presented by the Group in order to remedy the equity deficit identified from the Comprehensive Assessment and required to the Company to maintain a consolidated CET 1 Ratio Target of 11,5%. The ECB evaluated the processes applied by the Company together with Own Funds as inadequate to a full coverage of risks. In particular, the ECB emphasized a high credit risk level, a weak equity position and low revenue levels. The required regulatory capital level has been reached through the capital increase made in 2015 of Euro 850 million.

Credit File Review

The Credit File Review (CFR) conducted as part of the AQR has identified the need for higher provisions (net of write-backs) for a total amount of Euro 216 million at Group level. The Company in 2014 conducted a detailed review of the individual positions identified, with a view to making the appropriate adjustments, in light of a more updated base of information concerning the borrowers’ situation and values of collateral than the ones available at the time of preparation of the financial statements for 2013. As a result of the assessment conducted, the Company has recognized significant impairment losses and write-offs for positions identified during the AQR as non-performing exposures (relating to the entire portfolio subject to the Credit File Review), with a consequent increase in total provisions in the 2014 Consolidated Financial Statements for an aggregate amount of Euro 222 million, with respect to the request for Euro 216 million at Group level (for Banca Carige, the increase in total provisions was equal to Euro 147.4 million). Moreover, the natural development of exposures in the course of 2014 has led to the transition to non-performing status of additional exposures, which had been identified as performing exposures during the AQR, with a consequent increase in provisioning for an additional amount of Euro 82 million.

Projection of Findings

The statistical projection of findings from the Credit File Review has identified adjustments for the year ended as of December 31, 2013 for a total of Euro 94 million. These projections derive from statistical methods used within the framework of a prudential exercise and are not expected to be automatically reflected in the financial statements, but the Company has taken into account the adjustments identified by the ECB, introducing certain alignments to its policies, procedures and parameters for loan assessment. In particular, the specific guidelines for an objective identification of loss events have been reviewed and the same approaches to second-level control processes have been adopted as were used in the AQR exercise. In line with guidance provided by the ECB during the AQR, a specific LGD-related adjustment has been introduced for the assessment of lower-amount non-performing loans subject to collective provisioning, according to the criteria illustrated under the item “Collective Provisioning” below, with an effect of Euro 27 million on the Financial Statements as of December 31, 2014. Finally, additional initiatives have been introduced for further adjusting the methods for updating the time to recovery and interest rate used to determine the present value of the recovery amount with a view to considering the effects of the current economic cycle. As a result of the alignments, the Company has assessed the adequacy of provisions calculated for the portfolio. The assessment has revealed that, in the course of 2014, the increase in provisioning on the afore-mentioned portfolio (only for positions which, as of December 31, 2014, were classified as bad loans and substandard loans) was Euro 126 million (of which Euro 49.5 million for Banca Carige) following the ongoing alignment of exposure evaluation, as compared to the Euro 94 million total arising from the AQR statistical projection of findings.

Collective Provisioning

The Collective Provisions Analysis conducted as part of the AQR exercise identified the need for additional provisions for performing loans for an aggregate amount of Euro 106 million in the 2014 Consolidated Financial Statements. In line with guidance provided by the ECB for risk parameters and for the purpose of an earlier factoring-in of the effects from the rating model review, an adjustment for collective provisions was introduced in the 2014 Consolidated Financial Statements so as to reflect the effects from a re-calibration of PD and LGD over shorter time horizons and inclusive of downturn factors for the corporate segment. An approach more in line with the point in time perspective specified by the ECB was therefore adopted, while at the same time preserving the overall consistency of the methodological approach underlying the Group’s loan assessment model. The alignment of parameters used for the calculation of collective provisioning has increased the provisions for the whole portfolio of performing loans by a total amount of Euro 90 million (Euro 52.4 million of which for Banca Carige), of which Euro 83 million for the corporate segment, which registered a decrease in exposures by over Euro 1.5 billion in 2014. In terms of coverage ratios, the application of this adjustment to (performing) positions subject to collective assessment generated a 60 bps increase in the coverage ratio as compared to the end of 2013; in particular, the performing corporate portfolio registered a coverage ratio increase by approximately 140 bps from 1.6% as of December 31, 2013 to 3.0% as of December 31, 2014. Therefore, by applying this coverage ratio to the exposure as of December 31, 2013, the amount of provisions would have totalled Euro 102 million.

SREP 2015

On November 27, 2015 the Company reported that it had received the final ECB’s decision concerning the results of the Supervisory Review and Evaluation Process—SREP conducted pursuant to Directive 2013/36/UE. In the SREP decision, ECB requires the Bank to maintain, on a consolidated basis, a capital ratio equal to 11.25% in terms of Common Equity Tier 1 Ratio (CET1 Ratio), down compared with 11.50% set in March 2015, which might be further reviewed following a structural reduction of the proportion of non-performing loans in the lending portfolio. The SREP decision also requires the Company: (i) to maintain, on a consolidated basis, a liquidity requirement of 90% of the Liquidity Coverage Ratio; and (ii) not to make distributions to shareholders.

SREP 2016—Reduction of NPL (Non Performing Loans)

On December 13, 2016 the Company announced that it had received from the ECB the final Decisions on the prudential requirements and the NPL reduction plan. The decision concerning the outcome of the SREP requires the Company to maintain on a consolidated basis, as of January 1, 2017, a minimum CET1 Ratio of 9% (composed of a minimum Common Equity Tier 1 ratio of 4.5%, an additional own funds requirement of 3.25% and a combined buffer requirement of 1.25%). Furthermore, the Supervisory Authority recommended that the Company should comply, on a consolidated basis, with the Pillar 2 capital guidance and hold a Common Equity Tier 1 capital of 2.25% over and above the foregoing minimum ratio. The ECB additionally required the Company to maintain, on a consolidated basis, a minimum total SREP capital requirement (TSCR) of 11.25%, specifying that it might be reviewed once the amount of non-performing exposures has been reduced; the Company is also subject to a minimum Overall Capital Requirement (OCR) of 12.50%. As at September 30, 2016 the Company’s CET 1 Ratio was 12.3%, whereas the Total Capital Ratio was 14.2%. Finally, as part of the same Decision, the Company is required to maintain at all times and on a consolidated basis, a minimum Liquidity Coverage Ratio (LCR) of 90% (as at September 30, 2016 the Company’s ratio was 137%). Accepting the comments received from the Company, the ECB’s final Decision concerning Non Performing Loans provides for differentiated coverage ratios according to the different classes of NPLs (63% for bad loans, 32% for unlikely-to-pay exposures and 18% for past due exposures), instead of the single coverage ratio for all NPLs contained in the Draft Decision. The ECB has confirmed the NPL quantitative targets set out in its Draft Decision and has postponed to February 28, 2017 the deadline by which the Company shall submit a strategic and operational plan to the ECB, providing indications on quantitative NPL reduction targets, the timeline for their implementation, and an assessment of the adequacy of the Company’s capital position.

	December 31, 2017	December 31, 2018	December 31, 2019
Gross NPL ( amounts in Euro billion)	max 5.5	max 4.6	max 3.7

This decision indicated different minimum coverage levels referred to the different credit classifications (bad loans 63%, 32% unlikely to pay and 18% for past due).

In the feedback provided to the decision, the Group represented the main actions planned in order to reach the objectives required recalling what contained in the Strategic Plan 2016-2020 with reference to NPL reductions, and in the document called “Strategic Plan for NPL reduction” approved by the board of directors on February 28, 2017 which sums up the strategic/operative guidelines related to the NPL portfolio management and to reaching the coverage levels required by ECB.

On July 3, 2017, the board of directors approved the new guidelines about the strategic management of NPE, which include the cessation of a certain NPL portfolio, the maximization of recovery from real estate investments financed from the Bank in economic difficulties through the constitution of Carige REOCO, the resort to specialists to increase the recovery rate and reduce the timing, and the constitution of an ad-hoc unit called Non-Performing Exposure (NPE) Unit.

Non performing exposures and launched NPL reduction processes

New rules for non-performing financial assets became effective as of January 1, 2015. Three categories of non-performing loans are specified: Bad loans, unlikely-to-pay exposures, past due/overdrawn non-performing exposures, with consequent elimination of previous definitions of ‘substandard’, ‘objective substandard’ and ‘restructured’ exposures.

Classification of non-performing assets is based on an ongoing process, which involves monitoring activities focused on the prompt identification of any irregularities in relationship management, changes in rating scores over time and any emerging events pointing to a potential impairment of the account. Moreover, on behalf of all subsidiary banks, the Company has introduced operating procedures for the automated flagging of positions with irregular loan repayment and IT monitoring tools to make credit management consistent with the risk profiles identified.

As of September 30, 2017 net non-performing loans amounted to Euro 3,430.2 million, decreasing of 14.2% compared to December 31, 2016; in particular net bad-loan decreased by 26.0%, unlikely to pay by 9.5% and past-due by 29.9%.

For further information, please refer to the section “Quality of Loan Portfolio”.

With regard to the Strategic Plan 2016-2020 update for NPL reduction, the disposal of the NPL portfolio for about Euro 940 million to an SPV together with the disposal of Junior and Mezzanine bonds was concluded in August 2017; consequently, we eliminated these loans from our accounting records in the third quarter of 2017.

After the approval of the new strategic guidelines on the NPL reduction, we launched another NPL disposal operation for a gross amount of up to Euro 1.4 billion expected to be concluded by the end of 2017 after the end of the ongoing due diligence process, the receiving of binding offers from counterparties and the subsequent evaluation from the board of directors; for those reasons, the effects of the described operation are not included in financial data as of September 30, 2017. For more information, see “The Transaction”.

2015 capital increase

On October 26, 2014, the board of directors examined the results of the Comprehensive Assessment, published by ECB on the same day, related to the investigation activity made together by European Bank Authority and Bank of Italy. The results were the following:

•	A CET 1 Ratio of 8.1% (as of December 31, 2013) considering the equity actions already made for Euro 1,021.2 million (capital increase of Euro 800 million concluded in July 2014 and gains for about Euro 222 million from equity investments in the Bank of Italy);

•	The stress test exercise evidenced a shortfall for Euro 813.4 million. In addition, the Comprehensive Assessment outcome, that included a stress test exercise, highlighted a 3.88% CET 1 Ratio for the Group after the AQR, with a capital shortfall of Euro 951.6 million as compared to the minimum requirement of 8% and a CET 1 Ratio of, respectively, 2.34% and -2.36% as compared to the minimum requirements of 8% and 5.5%, under the baseline and adverse scenarios of the stress test, respectively corresponding to a shortfall of Euro 1,321.1 million and Euro 1,834.6 million. By factoring in the Euro 1,021.2 million capital arising from the key capital measures completed in the first nine months of 2014 (in particular (a) the capital increase of Euro 800 million completed in July 2014 and (b) a capital gain of approximately Euro 222 million from the accounting treatment of new shareholdings in the Bank of Italy), a post-AQR capital surplus of Euro 69.6 million emerges with respect to the minimum requirements, while the shortfalls under the two different stress scenarios respectively amount to Euro 299.9 million and Euro 813.4 million.

In order to cover the reported demand for additional capital in the amount of Euro 813.4 million resulting from the Comprehensive Assessment, the board of directors has unanimously approved the adoption of a series of capital management measures included in the Capital Plan and, in particular (i) a capital increase for a value not lower than Euro 500 million (subsequently increased up to Euro 850 million), (ii) the Group’s withdrawal from a number of non-core activities, especially the subsidiaries operating in the insurance business (Carige Vita Nuova and Carige Assicurazioni) and in the private banking sector (Banca Cesare Ponti and Creditis) and (iii) the purchase of minority interests in the Group’s banking subsidiaries. The Group is in the process of implementing such measures that shall be completed by the deadline established by the ECB (i.e. within nine months from the publication of the Comprehensive Assessment results dated October 26, 2014). On November 5, 2014, the Bank presented the capital plan for ECB approval which, within SREP, with decision on March 10, 2015, required the Company to reach a consolidated minimum level of CET 1 ratio target of 11.5% by the end of July 2015. Moreover, the ECB communicated to the Bank the prohibition to pay dividends to Shareholders until new communication.

LME—Liability Management Exercise

On September 28, 2017, after extraordinary Shareholders’ meeting, the board of directors established the LME conditions as follows:

•	an exchange offer; and

•	(ii) a consent solicitation for the exchange of subordinated notes for an aggregate nominal amount of Euro 510 million with new senior notes to be issued under the Company’s EMTN programme, with 100% issue price, 5-year maturity, 5% fixed rate annual coupon.

The exchange price (equal to 30% for the Tier 1 notes and 70% for the Tier 2 notes (if tendered within 7 business days from the launch of the LME) plans, exclusively in the case of Tier 2 notes, accrued interest on such notes from the last coupon payment date to the relevant LME settlement date.

The operation was launched on September 29, 2017 and the note holder meetings took place on October 21, 2017, counting to the exchange of all notes.

Eligible LME Investors may participate in the Capital Increase by way of subscribing New Shares pursuant to the Reserved LME Tranche.

Factors affecting the comparability of our financial information

Restatement of our financial information for the nine-month period ended September 30, 2016

We have made restatements to the financial information for the year ended and as of December 31, 2015 in accordance with the provisions of IAS 8, the principle which provides guidance—among other aspects—on the recognition and reporting methods for prior period errors and changes in accounting policies in order to:

a)	Correctly recognise the amortised cost of certain outstanding securities subject to micro fair value hedging against interest rate risk; and

b)	Correct errors in calculation of loans losses relating to the discounting of expected recoveries on certain loans.

A restatement of the financial information of similar items for the nine-month period ended September 30, 2016 was accordingly required.

Moreover, following the approval of the Business Plan and in light of the progress made in the disposal of the Company assets identified in the Business Plan, we classified both the Milan Head Office building and Creditis as “Non-current asset held for sale and discontinued operations” under IFRS 5.

Therefore, the data referring to the nine-months period ending September 30, 2016, which were originally presented in the 2016 Unaudited Interim Consolidated Financial Statements, were corrected and restated for comparative purposes in the 2017 Unaudited Interim Consolidated Financial Statements, and specifically:

i)	corrected, in accordance with the provision of IAS 8 to correct the errors already explained above; and

ii)	restated, to reflect the effect of the application of IFRS 5.

Consolidated Income Statement for the nine-month period ended September 30, 2016

	September 30, 2016(1) Unaudited	IFRS 5	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	September 30, 2016(2) Unaudited Restated
		(in Euro thousands)
Interest and similar income	443,555	(31,315)	—	—	412,240
Interest and similar expense	(210,392)	799	(3,180)	—	(212,773)
Net interest income	233,163	(30,516)	(3,180)	—	199,467
Fee and commission income	210,595	(1,934)	—	—	208,661
Fee and commission expense	(25,955)	540	—	—	(25,415)
Net fee and commission income	184,640	(1,394)	—	—	183,246
Dividends and similar income	14,077	—	—	—	14,077
Profits on trading	7,743	—	—	—	7,743
Net loss from hedging	(1,994)	—	—	—	(1,994)
Profits (Losses) on disposal or repurchase of:	43,288	—	99	—	43,387
Loans	(4)	—			(4)
financial assets available-for-sale	36,330	—	—	—	36,330
financial liabilities	6,962	—	99	—	7,061
Losses on financial assets and liabilities designated at fair value	(1,682)	—	—	—	(1,682)
Net interest and other banking income	479,235	(31,910)	(3,081)	—	444,244
Net losses/recoveries on impairment of:	(413,325)	1,914	—	32,628	(378,783)
Loans	(417,032)	1,914	—	32,628	(382,490)
financial assets available-for-sale	(716)	—	—	—	(716)
other financial activities	4,423	—	—	—	4,423
Net income from banking activities	65,910	(29,996)	(3,081)	32,628	65,461
Net income from banking and insurance activities	65,910	(29,996)	(3,081)	32,628	65,461
Administrative expenses:	(437,296)	4,470	—	—	(432,826)
personnel expenses	(226,110)	247	—	—	(225,863)
other administrative expenses	(211,186)	4,223	—	—	(206,963)
Net provisions for risks and charges	(3,742)	350	—	—	(3,392)
Net adjustments to/recoveries on property and equipment	(14,461)	25	—	—	(14,436)
Net adjustments to/recoveries on intangible assets	(18,545)	349	—	—	(18,196)
Other operating income	65,375	(568)	—	—	64,807
Operating expenses	(408,669)	4,626	—	—	(404,043)
Profits on equity investments	6,596	—	—	—	6,596
Impairment on goodwill	(19,942)	—	—	—	(19,942)
Profits on disposal of investments	38	—	—	—	38
Loss before tax from continuing operations	(356,067)	(25,370)	(3,081)	32,628	(351,890)
Taxes on income from continuing operations	108,186	5.639	813	(9,427)	105,211
Loss after tax from continuing operations	(247,881)	(19,731)	(2,268)	23,201	(246,679)
Profit after tax from discontinued operations	—	19,731	—	—	19,731
Net loss for the period	(247,881)	—	(2,268)	23,201	(226,948)
Non-controlling interests	(2,950)	—	—	—	(2,950)
Net loss for the year attributable to the Parent Company	(244,931)	—	(2,268)	23,201	(223,998)

(1)	2016 Interim Report on Operations.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

Consolidated Statement of comprehensive income for the nine-month period ended September 30, 2016

	September 30, 2016(1) Unaudited	IFRS 5	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	September 30, 2016(2) Unaudited Restated
			(in Euro thousands)
Net loss for the period	(247,881)	—	(2,268)	23,201	(226,948)
Other comprehensive income after tax not reversed in profit or loss
Actuarial losses on defined benefit plans	(2,567)	—	—	—	(2,567)
Non-current assets classified as held for sale	62	—	—	—	62
Other comprehensive income after tax reversed in profit or loss
Cash flow hedges	14,096	—	—	—	14,096
Financial assets available for sale	(3,827)	(62)	—	—	(3,889)
Non-current assets classified as held for sale	—	62			62
Total other comprehensive income after tax	7,764	—	—	—	7,764
Comprehensive income	(240,117)	—	(2,268)	23,201	(219,184)
Consolidated comprehensive income attributable to non-controlling interests	(3,001)		—	—	(3,001)
Consolidated comprehensive income attributable to the Parent Company	(237,116)	—	(2,268)	23,201	(216,183)

(1)	2016 Interim Report on Operations.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

Consolidated Balance Sheet as of January 1, 2016.

According to the restatements made by the Company to the balances of financial year 2015 in accordance with the provisions of IAS 8, the balance sheet as of January 1, 2016 has been restated in order to:

a)	Correctly recognise the amortised cost of certain outstanding securities subject to micro fair value hedging against interest rate risk; and

b)	Correct errors in calculation of loan losses relating to the discounting of expected recoveries on certain loans.

	As of January 1, 2016(*)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of January 1, 2016(**) Unaudited Restated
	(in Euro thousands)
Assets
Cash and cash equivalents	324,395	—	—	324,395
Financial assets held for trading	15,065	—	—	15,065
Financial assets available for sale	3,803,770	—	—	3,803,770
Loans to banks	1,220,489	—	—	1,220,489
Loans to customers	21,472,616	—	(32,628)	21,439,988
Hedging derivatives	54,730	—	—	54,730
Equity investments	92,536	—	—	92,536
Property and equipment	783,816	—	—	783,816
Intangible assets	78,062	—	—	78,062
—of which goodwill	19,942	—	—	19,942
Tax assets	2,145,389	4,151	9,427	2,158,967
a) current	1,186,602	1,269		1,187,871
b) deferred	958,787	2,882	9,427	971,096
of which under Law no. 214/2011	647,443	—	2,697	650,140
Other assets	307,988	—	—	307,988

Total assets	30,298,856	4,151	(23,201)	30,279,806

(*)	Consolidated Balance Sheet as of January 1, 2016 derived from the consolidated balance sheet as of December 31, 2015 presented in the 2015 Audited Consolidated Financial Information.
(**)	Unaudited Restated Consolidated Balance Sheet as of January 1, 2016 from which the unaudited restated consolidated balance sheet as of December 31, 2015 is derived.

	As of January 1, 2016(*)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of January 1, 2016(**) Unaudited Restated
	(in Euro thousands)
Liabilities and shareholders’ equity
Due to banks	2,824,957	—	—	2,824,957
Due to customers	15,536,566	—	—	15,536,566
Securities issued	7,327,427	30,938	—	7,358,365
Financial liabilities held for trading	4,824	—	—	4,824
Financial liabilities designated at fair value through profit and loss	557,795	—	—	557,795
Hedging derivatives	220,628	—	—	220,628
Tax liabilities	18,303	—	—	18,303
a) current	6,735	—	—	6,735
b) deferred	11,568	—	—	11,568
Other liabilities	922,239	—	—	922,239
Employee termination indemnities	72,235	—	—	72,235
Allowances for risks and charges	324,830	—	—	324,830
a) post-employment benefits	244,932	—	—	244,932
b) other allowances	79,898	—	—	79,898
Valuation reserves	(198,017)	—	—	(198,017)
Reserves	(832,387)	(24,131)	—	(856,518)
Share premium reserves	811,949	—	—	811,949
Share capital	2,791,422	—	—	2,791,422
Treasury shares	(15,572)	—	—	(15,572)
Non-controlling interests (+/-)	33,398	—	—	33,398
Profit (loss) for the period (+/-)	(101,741)	(2,656)	(23,201)	(127,598)

Total liabilities and shareholders’ equity	30,298,856	4,151	(23,201)	30,279,806

(*)	Consolidated Balance Sheet as of January 1, 2016 derived from the consolidated balance sheet as of December 31, 2015 presented in the 2015 Audited Consolidated Financial Information.
(**)	Unaudited Restated Consolidated Balance Sheet as of January 1, 2016 from which is derived the unaudited restated consolidated balance sheet as of December 31, 2015.

Restatement of our financial information as of December 31, 2016

Although IFRS 5 does not require the restatement of comparative balance sheet figures, we reported in this Offering Circular certain comparative balance sheet figures as of December 31, 2016 restated in order to take into account the classification of Creditis as a disposal group (discontinued operations) and to allow a comparison with the 2017 Unaudited Interim Consolidated Financial Information on a consistent basis.

Consolidated Balance Sheet as of December 31, 2016.

	As of December 31, 2016	Restatement	As of December 31, 2016 Unaudited Restated (1)
	(in Euro thousands)
Assets
Cash and cash equivalents	297,412	(2)	297,410
Financial assets held for trading	7,683	—	7,683
Financial assets available for sale	2,319,613	—	2,319,613
Loans to banks	1,958,763	(66,749)	1,892,014
Loans to customers	18,246,327	(525,006)	17,721,321
Hedging derivatives	39,233	—	39,233
Equity investments	94,235	—	94,235
Property and equipment	761,274	(22,234)	739,040
Intangible assets	56,654	(1,186)	55,468
Tax assets	2,063,984	(4,665)	2,059,319
a) current	985,651	(562)	985,089
b) deferred	1,078,333	(4,103)	1,074,230
of which under Law no. 214/2011	617,758	(3,978)	613,780
Non-current assets held for sale and discontinued operations	—	620,883	620,883
Other assets	265,826	(1,041)	264,785

Total assets	26,111,004	—	26,111,004

(1)	2016 unaudited figures restated for a consistent presentation.

	As of December 31, 2016	Restatement	As of December 31, 2016(1) Unaudited Restated
	(in Euro thousands)
Liabilities and shareholders’ equity
Due to banks	3,468,322	—	3,468,322
Due to customers	13,710,208	—	13,710,208
Securities issued	5,443,294	(224,520)	5,218,774
Financial liabilities held for trading	2,064	—	2,064
Financial liabilities designated at fair value through profit and loss	459,198	—	459,198
Hedging derivatives	259,037	—	259,037
Tax liabilities	20,464	(54)	20,410
a) current	5,918	(54)	5,864
b) deferred	14,546	—	14,546
Liabilities associated with disposal groups held for sale	—	228,986	228,986
Other liabilities	438,198	(4,079)	434,119
Employee termination indemnities	65,769	—	65,769
Allowances for risks and charges	106,171	(333)	105,838
a) post-employment benefits	37,179	—	37,179
b) other allowances	68,992	(333)	68,659
Valuation reserves	(158,100)	—	(158,100)
Reserves	(392,732)	—	(392,732)
Share premium reserves	175,954	—	175,954
Share capital	2,791,422	—	2,791,422
Treasury shares	(15,572)	—	(15,572)
Non-controlling interests (+/-)	29,044	—	29,044
Profit (loss) for the period (+/-)	(291,737)	—	(291,737)

Total liabilities and shareholders’ equity	26,111,004	—	26,111,004

(1)	2016 unaudited figures restated for a consistent presentation.

Restatement of our financial information as of and for the year ended December 31, 2015

The Company has restated the financial statements as for and for the year ended December 31, 2015 under the provisions of IAS 8. Specifically, the Company has recalculated:

a) the balance sheet, as of January 1, 2015 and as of December 31, 2015 and the income statements for the year ended December 31, 2015, in order to properly reflect the amortized cost of certain securities issued with specific hedging on interest rate risk (fair value hedge); and

b) the balance sheet as of December 31, 2015 and the income statements for the year ended December 31, 2015, to correct errors in the determination of the portion of value adjustments related to the present value of the expected recovery of certain loans.

Securities issued in relation to specific hedging on interest rate risk (fair value hedge)

Upon the reimbursement by the Company of a guaranteed bond, a significant difference was detected between the actual value considered in the accounting records and the real cost of the reimbursement.

Due to this discrepancy, the Company found an erroneous accounting treatment of some economic components related to the amortized cost. Consequently, under the provisions of IAS 8, the detected error has been corrected with regard to the balance sheet and the shareholders’ equity as of January 1, 2015 and as of December 31, 2015 and the income statement for the year ended December 31, 2015. The effects related to the correction are the following:

	Gross Amount	Fiscal Effect	Net Amount
	(amount in Euro millions)
Shareholders’ Equity (as of January 1, 2015)(*)	(27.3)	3.2	(24.1)
Income statement (for the year ended December 31, 2016)	(3.6)	0.9	(2.7)
Shareholders’ Equity (as of December 31, 2015)	(30.9)	4.1	(26.8)

(*)	Effect related to financial periods previous 2015.

Determination of the portion of value adjustments related to the present value of the expected recovery

The Group conducted specific analyses with the aim of identifying value adjustments not directly related to “estimation changes”, as defined by IAS 8. Those analyses revealed a difference between the actualization processes, related to a specific credit exposure, used for the expected recovery on December 31, 2015 and on December 31, 2016 addressable as “accounting error”. The correction applied is referred to the balance sheet and the shareholders’ equity as of December 31, 2015 and the income statement for the year ended December 31, 2015. The effects related to the correction are the following:

	Gross Amount	Fiscal Effect	Net Amount
	(amount in Euro millions)
Income statement (for the year ended December 31, 2016)	(32.6)	9.4	(23.2)
Shareholders’ Equity (as of December 31, 2015)	(32.6)	9.4	(23.2)

The total effect of the two issues above is the following:

	Gross Amount	Fiscal Effect	Net Amount
	(amount in Euro millions)
Shareholders’ Equity (as of January 1, 2015)(*)	(27.3)	3.2	(24.1)
Income statement (for the year ended December 31, 2016)	(36.2)	10.3	(25.9)
Shareholders’ Equity (as of December 31, 2015)	(63.5)	13.5	(50.0)

(*)	Effect related to financial periods prior to 2015.

The following tables show the restatements to the comparative Financial Statements presented in the 2016 Audited Consolidated Financial Statements and to the Consolidated Balance Sheet as of January 1, 2015.

Consolidated Balance Sheet as of January 1, 2015.

	As of January 1, 2015(*)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of January 1, 2015(**) Unaudited Restated
	(in Euro thousands)
Assets
Cash and cash equivalents	329,394	—	—	329,394
Financial assets held for trading	67,762	—	—	67,762
Financial assets available for sale	3,037,414	—	—	3,037,414
Loans to banks	754,732	—	—	754,732
Loans to customers	23,682,831	—	—	23,682,831
Hedging derivatives	201,525	—	—	201,525
Equity investments	92,482	—	—	92,482
Property and equipment	769,760	—	—	769,760
Intangible assets	116,148	—	—	116,148
—of which goodwill	57,145	—	—	57,145
Tax assets	2,032,517	3,198	—	2,035,715
a) current	1,034,463	1,269	—	1,035,732
b) deferred	998,054	1,929	—	999,983
of which under Law no. 214/2011	753,312	—	—	753,312
Non-current assets held for sale and discontinued operations	6,854,768	—	—	6,854,768
Other assets	370,227	—	—	370,227

Total assets	38,309,560	3,198	—	38,312,758

(*)	Consolidated Balance Sheet as of January 1, 2015 derived from the consolidated balance sheet as of December 31, 2014 presented in the 2014 Audited Consolidated Financial Information.
(**)	Unaudited restated consolidated balance sheet as of January 1, 2015.

	As of January 1, 2015(*)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of January 1, 2015(**) Unaudited Restated
	(in Euro thousands)
Liabilities and shareholders’ equity
Due to banks	1,877,094	—	—	1,877,094
Due to customers	17,332,987	—	—	17,332,987
Securities issued	8,121,888	27,329	—	8,149,217
Financial liabilities held for trading	11,667	—	—	11,667
Financial liabilities designated at fair value through profit and loss	964,726	—	—	964,726
Hedging derivatives	515,252	—	—	515,252
Tax liabilities	24,421	—	—	24,421
a) current	12,891	—	—	12,891
b) deferred	11,530	—	—	11,530
Liabilities associated to non-current assets held for sale and discontinued operations	6,474,615	—	—	6,474,615
Other liabilities	640,768	—	—	640,768
Employee termination indemnities	82,588	—	—	82,588
Allowances for risks and charges	446,011	—	—	446,011
a) post-employment benefits	393,563	—	—	393,563
b) other allowances	52,448	—	—	52,448
Valuation reserves	(190,025)	—	—	(190,025)
Reserves	(426,348)	(21,884)	—	(448,232)
Share premium reserves	368,856	—	—	368,856
Share capital	2,576,863	—	—	2,576,863
Treasury shares	(20,283)	—	—	(20,283)
Non-controlling interests (+/-)	52,071	—	—	52,071
Profit (loss) for the period (+/-)	(543,591)	(2,247)	—	(545,838)

Total liabilities and shareholders’ equity	38,309,560	3,198	—	38,312,758

(*)	Consolidated Balance Sheet as of January 1, 2015 derived from the consolidated balance sheet as of December 31, 2014 presented in the 2014 Audited Consolidated Financial Information.
(**)	Unaudited restated consolidated balance sheet as of January 1, 2015.

Consolidated Balance Sheet as of December 31, 2015.

	As of December 31, 2015(1)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of December 31, 2015 Unaudited Restated(2)
	(in Euro thousands)
Assets
Cash and cash equivalents	324,395	—	—	324,395
Financial assets held for trading	15,065	—	—	15,065
Financial assets available for sale	3,803,770	—	—	3,803,770
Loans to banks	1,220,489	—	—	1,220,489
Loans to customers	21,472,616	—	(32,628)	21,439,988
Hedging derivatives	54,730	—	—	54,730
Equity investments	92,536	—	—	92,536
Property and equipment	783,816	—	—	783,816
Intangible assets	78,062	—	—	78,062
—of which goodwill	19,942	—	—	19,942
Tax assets	2,145,389	4,151	9,427	2,158,967
a) current	1,186,602	1,269	—	1,187,871
b) deferred	958,787	2,882	9,427	971,096
of which under Law no. 214/2011	647,443	—	2,697	650,140
Other assets	307,988	—	—	307,988

Total assets	30,298,856	4,151	(23,201)	30,279,806

(1)	2015 Audited Consolidated Financial Information.
(2)	2015 Unaudited Restated Consolidated Financial Information.

	As of December 31, 2015(1)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of December 31, 2015 Unaudited Restated(2)
	(in Euro thousands)
Liabilities and shareholders’ equity
Due to banks	2,824,957	—	—	2,824,957
Due to customers	15,536,566	—	—	15,536,566
Securities issued	7,327,427	30,938	—	7,358,365
Financial liabilities held for trading	4,824	—	—	4,824
Financial liabilities designated at fair value through profit and loss	557,795	—	—	557,795
Hedging derivatives	220,628	—	—	220,628
Tax liabilities	18,303	—	—	18,303
a) current	6,735	—	—	6,735
b) deferred	11,568	—	—	11,568
Other liabilities	922,239	—	—	922,239
Employee termination indemnities	72,235	—	—	72,235
Allowances for risks and charges	324,830	—	—	324,830
a) post-employment benefits	244,932	—	—	244,932
b) other allowances	79,898	—	—	79,898
Valuation reserves	(198,017)	—	—	(198,017)
Reserves	(832,387)	(24,131)	—	(856,518)
Share premium reserves	811,949	—	—	811,949
Share capital	2,791,422	—	—	2,791,422
Treasury shares	(15,572)	—	—	(15,572)
Non-controlling interests (+/-)	33,398	—	—	33,398
Profit (loss) for the period (+/-)	(101,741)	(2,656)	(23,201)	(127,598)

Total liabilities and shareholders’ equity	30,298,856	4,151	(23,201)	30,279,806

(1)	2015 Audited Consolidated Financial Information.
(2)	2015 Unaudited Restated Consolidated Financial Information.

Consolidated Income Statement for the year then ended December 31, 2015.

	2015(1)	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	2015 Unaudited Restated(2)
	(in Euro thousands)
Interest and similar income	681,703	—	—	681,703
Interest and similar expense	(347,271)	(3,608)	—	(350,879)
Net interest income	334,432	(3,608)	—	330,824
Fee and commission income	310,054	—	—	310,054
Fee and commission expense	(46,209)	—	—	(46,209)
Net fee and commission income	263,845	—	—	263,845
Dividends and similar income	15,349	—	—	15,349
Losses on trading	(2,533)	—	—	(2,533)
Net loss from hedging	(4,697)	—	—	(4,697)

Profits on disposal or repurchase of:	79,544	—	—	79,544
Loans	(48)	—	—	(48)
financial assets available-for-sale	76,723	—	—	76,723
financial liabilities	2,869	—	—	2,869
Losses on financial assets and liabilities designated at fair value	(137)	—	—	(137)
Net interest and other banking income	685,803	(3,608)	—	682,195
Net losses on impairment of:	(271,672)	—	(32,628)	(304,300)
Loans	(286,066)	—	(32,628)	(318,694)
financial assets available-for-sale	(1,796)	—	—	(1,796)
other financial activities	16,190	—	—	16,190
Net income from banking activities	414,131	(3,608)	(32,628)	377,895
Net income from banking and insurance activities	414,131	(3,608)	(32,628)	377,895
Administrative expenses:	(660,606)	—	—	(660,606)
personnel expenses	(354,157)	—	—	(354,157)
other administrative expenses	(306,449)	—	—	(306,449)
Net provisions for risks and charges	(10,069)	—	—	(10,069)
Net adjustments to on property and equipment	(21,764)	—	—	(21,764)
Net adjustments to on intangible assets	(27,810)	—	—	(27,810)
Other operating income	98,839	—	—	98,839
Operating expenses	(621,410)	—	—	(621,410)
Profits on equity investments	6,644	—	—	6,644
Impairment on goodwill	(57,145)	—	—	(57,145)
Profits on disposal of investments	25	—	—	25
Loss before tax from continuing operations	(257,755)	(3,608)	(32,628)	(293,991)
Taxes on income from continuing operations	82,255	952	9,427	92,634
Loss after tax from continuing operations	(175,500)	(2,656)	(23,201)	(201,357)
Profit (loss) after tax from discontinued operations	71,216	—	—	71,216
Net loss for the period	(104,284)	(2,656)	(23,201)	(130,141)
Non-controlling interests	(2,543)	—	—	(2,543)
Net loss for the year attributable to the Parent Company	(101,741)	(2,656)	(23,201)	(127,598)

(1)	2015 Audited Consolidated Financial Information.
(2)	2015 Unaudited Restated Consolidated Financial Information.

Consolidated statement of comprehensive income for the year ended December 31, 2015

The following table sets forth the consolidated statement of comprehensive income for the Group for the year ended on December 31, 2015, on a historical basis and as restated in accordance with IAS 8:

	2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	2015(1) Unaudited Restated
	(in Euro thousands)
Net loss for the period	(104,284)	(2,656)	(23,201)	(130,141)
Other comprehensive income after tax not reversed in profit or loss
Actuarial profits on defined benefit plans	5,806	—	—	5,806
Non-current assets classified as held for sale	454	—	—	454
Other comprehensive income after tax reversed in profit or loss		—	—
Cash flow hedges	15,298	—	—	15,298
Financial assets available for sale	4,516	—	—	4,516
Non-current assets classified as held for sale	(68,526)	—	—	(68,526)
Total other comprehensive income after tax	(42,452)	—	—	(42,452)
Comprehensive income	(146,736)	(2,656)	(23,201)	(172,593)
Consolidated comprehensive income attributable to non-controlling interests	(2,476)	—	—	(2,476)
Consolidated comprehensive income attributable to the Parent Company	(144,260)	(2,656)	(23,201)	(170,117)

(1)	2015 Unaudited Restated Consolidated Financial Information.

Recalculation of our financial information as of and for the year ended December 31, 2014

Upon preparation of the 2015 Consolidated Financial Statements, we restated 2014 financial data presented as comparatives to the 2015 Audited Consolidated Financial Statements with respect to financial information previously presented in the 2014 Audited Consolidated Financial Statements in compliance with the provisions of IFRS 5 to take into account that, further to the resolutions adopted by the board of directors on June 30, 2015 and December 3, 2015, the reclassification of Banca Cesare Ponti and Creditis from a disposal group (discontinued operations) to continuing operations of the Group. This restatement was made to the presentation of the 2014 Unaudited Restated Consolidated Financial Information, which, in accordance with IFRS 5, shows the comparative balance sheet figures without the restatement for the changes made to the disposal group held for sale.

Subsequently, upon preparation of the 2016 Consolidated Financial Statements, which has been applied to the 2015 Unaudited Restated Consolidated Financial Information, the 2014 Consolidated Financial Statement was not subject to restatements, because not required by IAS 8, except for the unaudited restated consolidated balance sheet as of January 1, 2015, which did not reflect the changes made to disposal group (discontinued operations). Consequently, the consolidated balance sheet as of December 31, 2014 and the consolidated income statement for the year then ended, did not allow a consistent comparison with the 2016 Consolidated Financial Statements and with the 2015 Consolidated Financial Statements.

This Offering Circular includes certain comparative 2014 Unaudited Recalculated Financial Information, to allow a consistent comparison with the 2016 Audited Consolidated Financial Information and the 2015 Unaudited Restated Consolidated Financial Information. The 2014 Unaudited Recalculated Financial Information reflect both (i) the correction of errors in determining the discounting-related component of expected recoveries on loans and of errors in the recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and (ii) the change in assets classified as disposal group (discontinued operations) in the 2015 Consolidated Financial Information related to Banca Cesare Ponti and Creditis.

Recalculation of the Consolidated Income Statement for the year ended December 31, 2014.

The following table represents the details of the restatement made upon preparation of the 2015 Consolidated Financial Statements to the audited consolidated income statement for the year ended December 31, 2014 in order to to take into account that, further to the resolutions adopted by the board of directors on June 30, 2015 and December 3, 2015, Banca Cesare Ponti and Creditis were reclassified from a disposal group (discontinued operations) in accordance with IFRS 5, to continuing operations of the Group.

	2014(1)	Application of IFRS 5	2014 Unaudited Restated(2)
	(in Euro thousands)
Interest and similar income	795,229	47,357	842,586
Interest and similar expense	(441,632)	(3,309)	(444,941)
Net interest income	353,597	44,048	397,645
Fee and commission income	296,139	13,231	309,370
Fee and commission expense	(50,897)	(3,452)	(54,349)
Net fee and commission income	245,242	9,779	255,021
Dividends and similar income	18,265	—	18,265
Profits on trading	4,926	390	5,316
Net profit from hedging	2,031	(106)	1,925
Profits on disposal or repurchase of:	90,488	333	90,821
Loans	2,623	(6)	2,617
financial assets available-for-sale	85,138	513	85,651
financial liabilities	2,727	(174)	2,553
Profits on financial assets and liabilities designated at fair value	367	—	367
Net interest and other banking income	714,916	54,444	769,360
Net losses on impairment of:	(669,433)	(4,950)	(674,383)
Loans	(645,527)	(4,911)	(650,438)
financial assets available-for-sale	(1,452)	—	(1,452)
other financial activities	(22,454)	(39)	(22,493)
Net income from banking activities	45,483	49,494	94,977
Net income from banking and insurance activities	45,483	49,494	94,977
Administrative expenses:	(660,815)	(22,527)	(683,342)
personnel expenses	(411,503)	(7,969)	(419,472)
other administrative expenses	(249,312)	(14,558)	(263,870)
Net provisions for risks and charges	(5,629)	—	(5,629)
Net adjustments to on property and equipment	(20,801)	(193)	(20,994)
Net adjustments to on intangible assets	(28,593)	(857)	(29,450)
Other operating income	102,38	5,999	108,379
Operating expenses	(613,458)	(17,578)	(631,036)
Profits on equity investments	4,940	—	4,940
Impairment on goodwill	(15,919)	—	(15,919)
Losses on disposal of investments	(179)	—	(179)
Loss before tax from continuing operations	(579,133)	31,916	(547,217)
Taxes on income from continuing operations	170,897	(7,799)	163,098
Loss after tax from continuing operations	(408,236)	24,117	(384,119)
Loss after tax from discontinued operations	(138,706)	(24,117)	(162,823)
Net loss for the period	(546,942)	—	(546,942)
Non-controlling interests	(3,351)	—	(3,351)
Net loss for the year attributable to the Parent Company	(543,591)	—	(543,591)

(1)	2014 Audited Consolidated Financial Information.
(2)	2014 Unaudited Restated Consolidated Financial Information.

The following table represents the adjustments applied to the 2014 financial information presented as comparative to the 2015 Audited Consolidated Financial Statements, in order to reflect the effects related to the correction of the amortized cost of securities subject to specific hedging on interest rates (fair value hedging), according to IAS 8 provisions, made upon preparation of the 2016 Consolidated Financial Statements.

	2014(1) Unaudited Restated	Restatements	2014(2) Unaudited Recalculated
	(in Euro thousands)
Interest and similar income	842,586	—	842,586
Interest and similar expense	(444,941)	(1,501)	(446,442)
Net interest income	397,645	(1,501)	396,144
Fee and commission income	309,370	—	309,370
Fee and commission expense	(54,349)	—	(54,349)
Net fee and commission income	255,021	—	255,021
Dividends and similar income	18,265	—	18,265
Profits on trading	5,316	—	5,316
Net profit from hedging	1,925	—	1,925
Profits on disposal or repurchase of:	90,821	(1,826)	88,995
Loans	2,617	—	2,617
financial assets available-for-sale	85,651	—	85,651
financial liabilities	2,553	(1,826)	727
Profits on financial assets and liabilities designated at fair value	367	—	367
Net interest and other banking income	769,360	(3,327)	766,033
Net losses on impairment of:	(674,383)	—	(674,383)
Loans	(650,438)	—	(650,438)
financial assets available-for-sale	(1,452)	—	(1,452)
other financial activities	(22,493)	—	(22,493)
Net income from banking activities	94,977	(3,327)	91,650
Net income from banking and insurance activities	94,977	(3,327)	91,650
Administrative expenses:	(683,342)	—	(683,342)
personnel expenses	(419,472)	—	(419,472)
other administrative expenses	(263,870)	—	(263,870)
Net provisions for risks and charges	(5,629)	—	(5,629)
Net adjustments to on property and equipment	(20,994)	—	(20,994)
Net adjustments to on intangible assets	(29,450)	—	(29,450)
Other operating income	108,379	—	108,379
Operating expenses	(631,036)	—	(631,036)
Profits on equity investments	4,940	—	4,940
Impairment on goodwill	(15,919)	—	(15,919)
Losses on disposal of investments	(179)	—	(179)
Loss before tax from continuing operations	(547,217)	(3,327)	(550,544)
Taxes on income from continuing operations	163,098	1,080	164,178
Loss after tax from continuing operations	(384,119)	(2,247)	(386,366)
Loss after tax from discontinued operations	(162,823)	—	(162,823)
Loss for the period	(546,942)	(2,247)	(549,189)
Non-controlling interests	(3,351)	—	(3,351)
Net loss for the year attributable to the Parent Company	(543,591)	(2,247)	(545,838)

(1)	2014 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

Recalculation of the Consolidated Balance Sheet for the year ended December 31, 2014.

The following table shows the restatement applied to the balance sheet as of December 31, 2014 and presented in the report on the operations contained in the 2015 Consolidated Financial Statements, in order to take into account the changes in assets classified as disposal group (discontinued operations) made in the 2015 related Banca Cesare Ponti and Creditis (considering that as the result of the resolutions adopted by the Board of Directors on June 30, 2015 and December 3, 2015, Banca Cesare Ponti and Creditis had ceased to be classified as disposal group (discontinued operations) thus confirming them as part of the continuing operations of the Group).

	As of December 31, 2014(1)	restatements	As of December 31, 2014 restated(2)
	(in Euro thousands)
Assets
Cash and cash equivalents	329,394	2,112	331,506
Financial assets held for trading	67,762	74	67,836
Financial assets available for sale	3,037,414	40,603	3,078,017
Loans to banks	754,732	1,829	756,561
Loans to customers	23,682,831	619,557	24,302,388
Hedging derivatives	201,525	—	201,525
Equity investments	92,482	—	92,482
Property and equipment	769,760	9,312	779,072
Intangible assets	116,148	21,377	137,525
—of which goodwill	57,145	19,942	77,087
Tax assets	2,032,517	27,487	2,060,004
a) current	1,034,463	12,784	1,047,247
b) deferred	998,054	14,703	1,012,757
of which under Law no. 214/2011	753,312	9,673	762,985
Non-current assets held for sale and discontinued operations	6,854,768	(732,891)	6,121,877
Other assets	370,227	10,540	380,767

Total assets	38,309,560	—	38,309,560

(1)	2014 Audited Consolidated Financial Information.
(2)	2014 unaudited figures restated for a consistent presentation and presented in the report on the operations contained in the 2015 Consolidated Financial Statements.

	As of December 31, 2014(1)	restatements	As of December 31, 2014 restated(2)
	(in Euro thousands)
Liabilities and shareholders’ equity
Due to banks	1,877,094	6	1,877,100
Due to customers	17,332,987	364,391	17,697,378
Securities issued	8,121,888	—	8,121,888
Financial liabilities held for trading	11,667	—	11,667
Financial liabilities designated at fair value through profit and loss	964,726	—	964,726
Hedging derivatives	515,252	—	515,252
Tax liabilities	24,421	466	24,887
a) current	12,891	113	13,004
b) deferred	11,530	353	11,883
Liabilities associated to non-current assets held for sale and discontinued operations	6,474,615	(374,936)	6,099,679
Other liabilities	640,768	8,622	649,390
Employee termination indemnities	82,588	847	83,435
Allowances for risks and charges	446,011	604	446,615
a) post-employment benefits	393,563	—	393,563
b) other allowances	52,448	604	53,052
Valuation reserves	(190,025)	—	(190,025)
Reserves	(426,348)	—	(426,348)
Share premium reserves	368,856	—	368,856
Share capital	2,576,863	—	2,576,863
Treasury shares	(20,283)	—	(20,283)
Non-controlling interests (+/-)	52,071	—	52,071
Profit (loss) for the period (+/-)	(543,591)	—	(543,591)

Total liabilities and shareholders’ equity	38,309,560	—	38,309,560

(1)	2014 Audited Consolidated Financial Information.
(2)	2014 unaudited figures restated for a consistent presentation and presented in the report on the operations contained in the 2015 Consolidated Financial Statements.

The following table shows the restatement applied to the 2014 unaudited figures restated for a consistent presentation and presented in the report on the operations contained in the 2015 Consolidated Financial Statements, in order to reflect the correction of errors in determining the discounting-related component of expected recoveries on loans and of errors in the recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to allow a consistent comparison in this Offering Circular with 2016 Consolidated Financial Statements and 2015 Unaudited Restated Consolidated Financial Information.

	As of December 31, 2014 restated(1)	restatements	As of December 31, 2014 Unaudited Recalculated(2)
	(in Euro thousands)
Assets
Cash and cash equivalents	331,506		331,506
Financial assets held for trading	67,836		67,836
Financial assets available for sale	3,078,017		3,078,017
Loans to banks	756,561		756,561
Loans to customers	24,302,388		24,302,388
Hedging derivatives	201,525		201,525
Equity investments	92,482		92,482
Property and equipment	779,072		779,072
Intangible assets	137,525		137,525
—of which goodwill	77,087		77,087
Tax assets	2,060,004	3,198	2,063,202
a) current	1,047,247	1,269	1,048,516
b) deferred	1,012,757	1,929	1,014,686
of which under Law no. 214/2011	762,985		762,985
Non-current assets held for sale and discontinued operations	6,121,877		6,121,877
Other assets	380,767		380,767

Total assets	38,309,560	3,198	38,312,758

(1)	2014 unaudited figures restated for a consistent presentation and presented in the report on the operations contained in the 2015 Consolidated Financial Statements.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

	As of December 31, 2014 restated(1)	restatements	As of December 31, 2014 Unaudited Recalculated(2)
	(in Euro thousands)
Liabilities and shareholders’ equity
Due to banks	1,877,100		1,877,100
Due to customers	17,697,378		17,697,378
Securities issued	8,121,888	27,329	8,149,217
Financial liabilities held for trading	11,667		11,667
Financial liabilities designated at fair value through profit and loss	964,726		964,726
Hedging derivatives	515,252		515,252
Tax liabilities	24,887		24,887
a) current	13,004		13,004
b) deferred	11,883		11,883
Liabilities associated to non-current assets held for sale and discontinued operations	6,099,679		6,099,679
Other liabilities	649,390		649,390
Employee termination indemnities	83,435		83,435
Allowances for risks and charges	446,615		446,615
a) post-employment benefits	393,563		393,563
b) other allowances	53,052		53,052
Valuation reserves	(190,025)		(190,025)
Reserves	(426,348)	(21,884)	(448,232)
Share premium reserves	368,856		368,856
Share capital	2,576,863		2,576,863
Treasury shares	(20,283)		(20,283)
Non-controlling interests (+/-)	52,071		52,071
Profit (loss) for the period (+/-)	(543,591)	(2,247)	(545,838)

Total liabilities and shareholders’ equity	38,309,560	3,198	38,312,758

(1)	2014 unaudited figures restated for a consistent presentation and presented in the report on the operations contained in the 2015 Consolidated Financial Statements.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

Regulatory Changes with Respect to Classification and Presentation of the Loan Portfolio

The new system for classifying non-performing loans, which was adopted by the Bank of Italy pursuant to the 7th Update to Circular 272 of January 20, 2015, became effective for reporting starting from the period ending March 31, 2015, following implementation of the new definitions for non performing exposures prepared by the European Banking Authority and approved by the European Commission on January 9, 2015. Consequently, for the period ended March 31, 2015 and successive periods, non-performing loans are divided into the following categories: “bad loans”, “unlikely to pay” and “non-performing past due exposures”. The categories “substandard” and “restructured” will no longer be used.

Critical Accounting Policies

Preparation of the consolidated financial statements requires the use of estimates and assumptions that could have significant effects on amounts recognized to the balance sheet and income statement, in addition to disclosures on any potential assets and liabilities recognized. Formulation of these estimates requires the use of available data and the use of subjective assessments, also based on experience, to make reasonable assumptions for the recognition of events. By their nature, estimates and assumptions can change from year to year, and therefore in next year’s financial statements the current figures may vary, even significantly, due to changes in the subjective assessments made.

We have identified the following matters that involve estimates and assumptions that affect our financial statements:

•	Fair value measurement of financial assets;

•	Valuation of obligations related to employment benefits; and

•	Estimation of deferred tax assets recoverability.

See Part A (“Accounting Policies”) of the Notes to our Financial Statements for a discussion of our critical accounting policies and estimates, the most significant of which are summarized below.

Fair value measurement of financial assets

IFRS 13 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in a normal transaction between market participants as at the measurement date. Therefore, it is a sort of “exit price” under current market conditions, regardless of whether that price is directly observable or estimated using valuation techniques.

IFRS 13 determines that a specific level should be assigned to fair value according to a hierarchy which, in decreasing order of priority, categorises fair value into three levels:

•	level 1: the fair value is determined directly on the basis of quoted prices observed in active markets for assets or liabilities that are identical to the ones being measured; specific emphasis is placed on determining the principal market or, in its absence, the most advantageous market as well as the possibility that the firm preparing the financial statements can carry out the transaction at market price on the date of measurement;

•	level 2: fair value is calculated on the basis of inputs other than quoted prices referred to in level 1 which are directly or indirectly observable; and

•	level 3: fair value is calculated on the basis of unobservable inputs and is based on the assumptions it is presumed market participants would make to calculate the value of the instrument.

The inputs used to calculate the fair value of an instrument could be categorized into different levels of the fair value hierarchy; in these cases, the instrument is classified in its entirety in the same level of the hierarchy in which the lowest level input is classified. In the event significant adjustments are made to level 2 inputs with respect to the total fair value of the instrument, the latter is classified in level 3 of the fair value hierarchy if these adjustments use significant unobservable inputs.

	As of September 30, 2017			As of December 31, 2016(*)
(in Euro thousands)	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading	4,751	4,630	2	1,244	6,437	2
3. Financial assets available for sale	1,699,859	—	378,449	1,971,889	—	347,724
4. Hedging derivatives	—	48,317	—	—	39,233	—
Total financial assets designated at fair value through profit and loss	1,704,610	52,947	378,451	1,973,133	45,670	347,726
1. Financial liabilities held for trading	—	1,296	—	—	2,064	—
2. Financial liabilities designated at fair value through profit and loss	374,241	—	—	459,198	—	—
3. Hedging derivatives	—	227,304	—	—	259,037	—
Total financial liabilities designated at fair value through profit and loss	374,241	228,600	—	459,198	261,101	—

(*)	Restated information in order to take into account the changes in the non-current assets held for sale and discontinued operations.

	As of December 31,
(in Euro thousands)	2016			2015 Unaudited Restated(1)			2014 Unaudited Recalculated(2)
	L1	L2	L3	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading	1,244	6,437	2	5,209	9,848	8	6,803	61,028	5
3. Financial assets available for sale	1,971,889	—	347,724	3,465,543	—	338,227	2,709,710	30,698	337,609
4. Hedging derivatives	—	39,233	—	—	54,730	—	—	201,525	—
Total financial assets designated at fair value through profit and loss	1,973,133	45,670	347,726	3,470,752	64,578	338,235	2,716,513	293,251	337,614
1. Financial liabilities held for trading	—	2,064	—	—	4,824	—	—	11,667	—
2. Financial liabilities designated at fair value through profit and loss	459,198	—	—	557,795	—	—	949,640	15,086	—
3. Hedging derivatives	—	259,037	—	—	220,628	—	—	515,252	—
Total financial liabilities designated at fair value through profit and loss	459,198	261,101	—	557,795	225,452	—	949,640	542,005	—

(1)	Unaudited Restated Consolidated Financial Information.
(2)	Unaudited Recalculated Consolidated Financial Information.

Valuation of obligations related to employment benefits

Provisions for pensions and similar obligations are recognized among liabilities for a duration sufficient to ensure that obligations arising from commitments are met. The total Supplementary Pension Fund is calculated by an independent actuary using actuarial methods. Provisions for pensions and for similar obligations are included among postemployment benefits, and according to IAS 19, they can be classified as “defined contribution plans” or “defined benefit plans”, depending on the economic nature and on the main terms and conditions of the plan. For defined contribution plans, the entity pays fixed contributions to a distinct entity (a fund) without having a legal or constructive obligation to pay additional contributions if the fund’s assets are not sufficient to pay all employee benefits relating to the work performed in the current year and in previous ones; the actuarial risk and the investment risk are not borne by the entity but by the employee. Where contributions to a defined contribution plan do not fall due wholly within twelve months after the end of the period in which the employees render the related service, the discontinuing rate shall be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. In countries where there is no market for such bonds, the market yields on government bonds shall be used. For defined benefit plans, the entity guarantees determined benefits regardless of contribution, incurring both actuarial risk and investment risk. The provisions are re-examined at the end of each year and adjusted to reflect the best current estimate; if the passage of time has a significant effect on the value of the obligation, the flow of resources assumed necessary to extinguish the obligation is discounted.

Estimation of deferred tax assets recoverability

The amount of deferred tax assets recognized in the financial statements are subject to testing every year, to verify whether it is reasonably likely that sufficient future taxable profits will be realized with respect to the timing of its reversal. Deferred tax assets are consequently recognized to the financial statements to the extent their recovery is probable, assessed on the basis of the continued capacity of the company or parent company involved—taking into consideration the effect of exercise of the tax consolidation option—to generate positive taxable income.

Results of Operations for the Nine Months Ended September 30, 2017 and 2016

The following table sets forth our consolidated income statement for the nine months ended September 30, 2017 and 2016 (unaudited restated).

	Nine months ended September 30, 2017(1) Unaudited	Nine months ended September 30, 2016 Unaudited Restated(2)	Change	%
	(in Euro thousands, except for percentages)
Interest and similar income	354,572	412,240	(57,668)	-14.0%
Interest and similar expense	(173,681)	(212,773)	39,092	-18.4%
Net interest income	180,891	199,467	(18,576)	-9.3%
Fee and commission income	204,836	208,661	(3,825)	-1.8%
Fee and commission expense	(23,662)	(25,415)	1,753	-6.9%
Net fee and commission income	181,174	183,246	(2,072)	-1.1%
Dividends and similar income	10,625	14,077	(3,452)	-24.5%
Profits on trading	8,126	7,743	383	4.9%
Net loss from hedging	(922)	(1,994)	1,072	-53.8%
Profits (Losses) on disposal or repurchase of:	(108,266)	43,387	(151,653)	n.s.
loans	(111,481)	(4)	(111,477)	n.s.
financial assets available-for-sale	1,411	36,330	(34,919)	-96.1%
financial liabilities	1,804	7,061	(5,257)	-74.5%
Losses on financial assets and liabilities designated at fair value	(1,117)	(1,682)	565	-33.6%
Net interest and other banking income	270,511	444,244	(173,733)	-39.1%
Net losses/recoveries on impairment of:	(192,548)	(378,783)	186,235	-49.2%
Loans	(175,071)	(382,490)	207,419	-54.2%
financial assets available-for-sale	(13,658)	(716)	(12,942)	n.s.
other financial activities	(3,819)	4,423	(8,242)	n.s.
Net income from banking activities	77,963	65,461	12,502	19.1%
Net income from banking and insurance activities	77,963	65,461	12,502	19.1%
Administrative expenses:	(416,846)	(432,826)	15,980	-3.7%
personnel expenses	(225,661)	(225,863)	202	-0.1%
other administrative expenses	(191,185)	(206,963)	15,778	-7.6%
Net provisions for risks and charges	(22,681)	(3,392)	(19,289)	n.s.
Net adjustments to/recoveries on property and equipment	(11,355)	(14,436)	3,081	-21.3%
Net adjustments to/recoveries on intangible assets	(16,432)	(18,196)	1,764	-9.7%
Other operating income	54,756	64,807	(10,051)	-15.5%
Operating expenses	(412,558)	(404,043)	(8,515)	2.1%
Profits on equity investments	5,767	6,596	(829)	-12.6%
Impairment on goodwill	—	(19,942)	19,942	-100.0%
Profits on disposal of investments	33	38	(5)	-13.2%
Loss before tax from continuing operations	(328,795)	(351,890)	23,095	-6.6%
Taxes on income from continuing operations	95,499	105,211	(9,712)	-9.2%
Loss after tax from continuing operations	(233,296)	(246,679)	13,383	-5.4%
Profit (loss) after tax from discontinued operations	18,901	19,731	(830)	-4.2%
Net loss for the period	(214,395)	(226,948)	12,553	-5.5%
Non-controlling interests	(3,979)	(2,950)	(1,029)	34.9%
Net loss for the period attributable to the Parent Company	(210,416)	(223,998)	13,582	-6.1%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

With respect to the consolidated income statement, the following reclassifications were made:

	For the nine months ended September 30,
	2017(1) Unaudited	2016 Unaudited Restated(2)
	(in Euro thousands)
Net income from banking and insurance activities	77,963	65,461
Net losses on impairment of loans, financial assets available-for-sale, other financial activities (-)	(192,548)	(378,783)
Net income from banking and insurance activities (before adjustment for impairment)	270,511	444,244

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

With respect to the consolidated income statement, the following aggregations were made:

•	other financial income is the aggregation of the following items: dividends and similar income; profits (losses) on trading; fair value adjustments in hedge accounting; profits (losses) on disposal or repurchase of loans, financial assets available-for-sale, financial liabilities and profits (losses) on financial assets and liabilities designated at fair value; and

•	net adjustments to property and equipment and intangible assets is the aggregation of the following items: net adjustments to/recoveries on property and equipment and net adjustments to/recoveries on intangible assets.

The following table sets forth our summary financial information for the periods indicated:

	For the nine months ended September 30,
	2017(1) Unaudited	2016 Unaudited Restated(2)	Change	%
	(in Euro thousands, except for percentages)
Net interest income	180,891	199,467	(18,576)	-9.3%
Net fee and commission income	181,174	183,246	(2,072)	-1.1%
Other Financial Income	(91,554)	61,531	(153,085)	n.s.
Net interest and other banking income	270,511	444,244	(173,733)	-39.1%
Net losses/recoveries on impairment of loans and other activities	(192,548)	(378,783)	186,235	-49.2%
personnel expenses	(225,661)	(225,863)	202	-0.1%
other administrative expenses	(191,185)	(206,963)	15,778	-7.6%
Net provisions for risks and charges	(22,681)	(3,392)	(19,289)	n.s.
Net adjustments to/recoveries on property and equipment and intangible assets	(27,787)	(32,632)	4,845	-14.8%
Other operating income	54,756	64,807	(10,231)	-15.5%
Operating expenses	(412,558)	(404,043)	(8,515)	2.1%
Profits on equity investments	5,767	6,596	(829)	-12.6%
Impairment on goodwill	—	(19,942)	19,942	-100.0%
Profits on disposal of investments	33	38	(5)	-13.2%
Loss before tax from continuing operations	(328,795)	(351,890)	23,095	-6.6%
Taxes on income from continuing operations	95,499	105,211	(9,712)	-9.2%
Loss after tax from continuing operations	(233,296)	(246,679)	13,383	-5.4%
Profit (loss) after tax from discontinued operations	18,901	19,731	(830)	-4.2%
Net loss for the period	(214,395)	(226,948)	12,553	-5.5%
Non controlling interests	(3,979)	(2,950)	(1,029)	34.9%

Net loss for the period attributable to the Parent Company	(210,416)	(223,998)	13,582	-6.1%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

The table below sets forth our net income from banking and insurance activities (before adjustment for impairment) for the nine months ended September 30, 2017 and 2016 (unaudited and restated).

	For the nine months ended September 30,
	2017(1) Unaudited	2016 Unaudited Restated(2)	Change	%
	(in Euro thousands, except for percentages)
Net interest income	180,891	199,467	(18,576)	-9.3%
Net fee and commission income	181,174	183,246	(2,072)	-1.1%
Other financial income	(91,554)	61,531	(153,085)	n.s.
Net interest and other banking income	270,511	444,244	(173,733)	-39.1%
Net income from banking and insurance activities (before adjustment for impairment)	270,511	444,244	(173,733)	-39.1%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

Our net income from banking and insurance activities (before adjustments for impairment) decreased by Euro 173.7 million or 39.1% from Euro 444.2 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 270.5 million in the nine month period ended September 30, 2017, primarily due to a decrease in net interest income of Euro 18.6 million, or 9.3%, to Euro 180.9 million in the nine month period ended September 30, 2017 and a decrease in other financial income of Euro 153.1 million from Euro 61.5 million, income, in the nine month period ended September 30, 2016 (unaudited restated) to Euro 91.6 million, expense, in the nine month period ended September 30, 2017.

Net interest income

	For the nine months ended September 30,
	2017(1) Unaudited	2016 Unaudited Restated(2)	Change	%

	(in Euro thousands, except for percentages)
Interest and similar income	354,572	412,240	(57,668)	-14.0%
Interest and similar expense	(173,681)	(212,773)	39,092	-18.4%
Net interest income	180,891	199,467	(18,576)	-9.3%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

Our net interest income decreased by Euro 18.6 million, or 9.3%, from Euro 199.5 million for the nine months period ended September 30, 2016 (unaudited restated) to Euro 180.9 million in the nine month period ended September 30, 2017, primarily due a negative interest rate effect associated with market rates continuing their downward trend and a reduction in funding and lending volumes.

Our interest and similar income decreased by Euro 57.7 million, or 14.0%, from Euro 212.8 million in the nine months period ended September 30, 2016 (unaudited restated) to Euro 354.6 million thousand in the nine months period ended September 30, 2017. Our interest and similar expense decreased by Euro 39.1 million, or 18.4%, from Euro 212.8 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 173.7 million in the nine month period ended September 30, 2017.

Net Fee and Commission Income

The table below sets forth net fee and commission income for our Group for the nine months ended September 30, 2017 and 2016 (unaudited restated).

	For the nine months ended September 30,
	2017(1) Unaudited	2016 Unaudited Restated(2)	Change	%
	(in Euro thousands, except for percentages)
Fee and commission income	204,836	208,661	(3,825)	-1.8%
Fee and commission expense	(23,662)	(25,415)	1,753	-6.9%
Net fee and commission income	181,174	183,246	(2,072)	-1.1%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

Our net fees and commission income decreased by Euro 2.1 million, or 1.1%, from Euro 183.2 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 181.2 million in the nine month period ended September 30, 2017.

The table below sets forth our net fee and commission income for the nine months ended September 30, 2017 and 2016 (unaudited restated), broken down by type.

	For the nine months ended September 30,		Change
	2017(1) Unaudited	2016 Unaudited Restated(2)		%
	(in Euro thousands, except for percentages)
Guarantees, net of guarantees received	5,636	6,529	(893)	13.7%
Portfolio management, brokerage and advisory services	68,305	66,254	2,051	3.1%
Collection and payment services	43,726	44,677	(951)	-2.1%
Factoring services	547	657	(110)	-16.7%
Maintenance and management of current accounts	73,881	79,86	(5,979)	-7.5%
Other services	12,741	10,684	2,057	19.3%

Total fee and commission income	204,836	208,661	(3,825)	-1.8%

(1)	Analyses prepared by the Company from the 2017 Unaudited Interim Consolidated Financial Information.
(2)	Analyses prepared by the Company from the 2016 Unaudited Restated Interim Consolidated Financial Information.

Our total fee and commission income decreased by Euro 3.8 million, or 1.8%, from Euro 208.7 million for the nine month period ended September 30, 2016 (unaudited restated) to Euro 204.8 million in the nine month period ended September 30, 2017.

Other Financial Income

	For the nine months ended September 30,		Change	%
	2017(1) Unaudited	2016 Unaudited Restated(2)
	(in Euro thousands, except for percentages)
Dividends and similar income	10,625	14,077	(3,452)	-24.5%
Net profits on trading	8,126	7,743	383	4.9%
Net loss from hedging	(922)	(1,994)	1,072	-53.8%
Profits (Losses) on disposal or repurchase of financial assets/liabilities	(108,266)	43,387	(151,653)	n.s.
Losses on financial assets and liabilities designated at fair value	(1,117)	(1,682)	565	-33.6%

Other financial income (losses)	(91,554)	61,531	(153,085)	n.s.

(1)	Figures reclassified from 2017 Unaudited Interim Consolidated Financial Information.
(2)	Figures reclassified from 2016 Unaudited Restated Interim Consolidated Financial Information.

Our profit (losses) from disposal or repurchase of financial assets and liabilities decreased by Euro 151.6 million, from a profit of Euro 43.4 million in the nine month period ended September 30, 2016 (unaudited restated) to a loss of Euro 108.3 million in the nine month period ended September 30, 2017. In particular, dividends and similar income, mainly traceable to the stake held in the Bank of Italy, dereased by Euro 3.4 million, or 24.5%, from Euro 14.1 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 10.6 million in the nine month period ended September 30, 2017.

Our net profits on trading increased by Euro 0.4 million, or 4.9%, from Euro 7.7 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 8.1 million in the nine month period ended September 30, 2017, primarily on the back of trends in debt securities.

Net loss from hedging decreased by Euro 1.1 million, or 53.8%, from Euro 2.0 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 0.9 million in the nine month period ended September 30, 2017.

Net profit (loss) from financial assets and liabilities designated at fair value increased by Euro 0.6 million, or 33.6%, from a loss of Euro 1.7 million in the nine month period ended September 30, 2016 (unaudited restated) to a loss of Euro 1.1 million in the nine month period ended September 30, 2017.

On aggregate, other financial income (losses) suffered a sharp decrease by Euro 153.1 million from an income of Euro 61.5 million in the nine month period ended September 30, 2016 (unaudited restated) to a loss of Euro 91.6 million in the nine month period ended September 30, 2017.

Net losses/recoveries on impairment of loans and other financial items

The tables below set forth our net losses/recoveries on impairment of loans and other financial items for the nine month period ended September 30, 2017 and 2016 (unaudited restated).

	For the nine months ended September 30,
	2017(1) Unaudited	2016(2) Unaudited Restated	Change	%
	(in Euro thousands, except for percentages)
Loans to banks	87	(125)	212	n.s.
Loans to customers	174,984	382,615	(207,631)	-54.3%
Signature loans (other financial transactions)	3,819	(4,423)	8,242	n.s.
Financial assets available for sale	13,658	716	12,942	n.s.
Total net losses/recoveries on impairment of loans and other financial items	192,548	378,783	(186,235)	49.2%

Our total net recoveries on impairment of loans and other financial items decreased by Euro 186.2 million, or 49.2%, from Euro 378.8 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 192.5 million in the nine month period ended September 30, 2017. Our financial statements for the nine month period ended and as of September 30, 2016 included the recognition of major value adjustments taken, inter alia, to comply with guidance previously received from the Supervisory Authority.

See “—Selected Key Balance Sheet Information” in this section for additional details on the quality of our customer loan portfolio and breakdowns of the dynamics of our exposure and adjustments.

Operating expenses

The table below sets forth the breakdown of our operating expenses for the nine months ended September 30, 2017 and 2016 (unaudited restated).

	For the nine months ended September 30,		Change	%
	2017(1) Unaudited	2016 Unaudited Restated(2)
	(in Euro thousands, except for percentages)
Personnel expenses	225,661	225,863	(202)	-0.1%
Other administrative expenses	191,185	206,963	(15,778)	-7.6%
Net provisions for risks and charges	22,681	3,392	19,289	n.s.
Value adjustments/write-backs:	27,787	32,632	(4,845)	-14.8%
Other operating expenses (income)	(54,756)	(64,807)	10,051	-15.5%
Total operating expenses	412,558	404,043	8,515	2.1%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.

Our operating expenses increased by Euro 8.5 million, or 2.1%, from Euro 404.0 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 412.6 million for the nine months period ended September 30, 2017.

More specifically:

-	Personnel expenses decreased by Euro 0.2 million, or 0.1%, from Euro 225.9 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 225.7 million for the nine month period ended September 30, 2017; and

-	Other administrative expenses decreased by Euro 15.8 million, or 7.6%, from Euro 207.0 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 191.2 million in the nine month period ended September 30, 2017 and included Euro 15.9 million due for contribution to the National Resolution Fund (Euro 18.3 million in the nine month period ended September 30, 2016 unaudited restated) and Euro 10.4 million in DTA charges (Euro 24.3 million in the nine month period ended September 30, 2016 unaudited restated). Net of these components, the aggregate increased by 0.3%.

Net provisions for risks and charges increased by Euro 19.3 million from Euro 3.4 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 22.7 million in the nine month period ended September 30, 2017 of which Euro 17.9 million related to risks associated with the Insurance Companies’ sales agreement.

Other net operating expense decreased by Euro 10.0 million, or 15.5%, from Euro 64.8 million in the nine month period ended September 30, 2016 (unaudited restated) to Euro 54.8 million in the nine month period ended September 30, 2017. The decrease was is mainly attributable to the reduction in the items relating to the recovery of tax and credit facility application fees, which are partly offset by the corresponding cost item ‘indirect taxes’.

Other administrative expenses

The table below sets forth the breakdown of our other administrative expenses for the nine months ended September 30, 2017 and 2016 (unaudited restated).

	For the nine months ended September 30,		Change	%
	2017(1) Unaudited	2016(2) Unaudited Restated
	(in Euro thousands, except for percentages)
Overhead expenses	123,722	120,377	3,345	2.8%
Contribution to the National Resolution Fund and FITD	15,914	18,340	(2,426)	-13.2%
Indirect taxes(*)	41,131	43,969	(2,838)	-6.5%
DTA charges	10,418	24,277	(13,859)	-57.1%
Other administrative expenses	191,185	206,963	(15,778)	-7.6%

(1)	2017 Unaudited Interim Consolidated Financial Information.
(2)	2016 Unaudited Restated Interim Consolidated Financial Information.
(*)	Taxes recovered from customers are posted to item 220 of the Income Statement “Other operating income

Profits (Losses) on investments in associates and companies subject to joint control, impairment of goodwill and profits (losses) from disposal of investments

Profit (loss) before tax from continuing operations

Loss before tax from continuing operations decreased by Euro 23.1 million, or 6.6%, from Euro 351.9 million for the nine month period ended September 30, 2016 (unaudited restated) to Euro 328.8 million in the nine month period ended September 30, 2017.

Taxes on Income from continuing operations

Taxes on income from continuing operations decreased by Euro 9.7 million, or 9.2%, from Euro 105.2 million for the nine month period ended September 30, 2016 (unaudited restated) to Euro 95.5 million for the nine month period ended September 30, 2017.

Net Profit (Loss) for the period

Net loss for the period decreased by Euro 12.6 million, or 5.5%, from Euro 227.0 million for the nine month period ended September 30, 2016 (unaudited restated) to Euro 214.4 million for the nine month period ended September 30, 2017. After deduction of non-controlling interests amounting to Euro 4.0 million for the nine month period ended September 30, 2017 and to Euro 2.9 million for the nine month period ended September 30, 2016 (unaudited restated), net loss attributable to the Company showed a decrease by Euro 13.6 million, or 6.1%, from Euro 224.0 million for the nine month period ended September 30, 2016 (unaudited restated) to Euro 210.4 milion in the nine month period ended September 30, 2017.

Results of Operations for the Years Ended December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated)

The following table sets forth our consolidated income statements for the years ended December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated):

				2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Interest and similar income	580,521	681,703	842,586	(101,182)	-14.8%	(160,883)	-19.1%
Interest and similar expense	(281,006)	(350,879)	(446,442)	69,873	-19.9%	95,563	-21.4%
Net interest income	299,515	330,824	396,144	(31,309)	-9.5%	(65,320)	-16.5%
Fee and commission income	276,73	310,054	309,37	(33,324)	-10.7%	684	0.2%
Fee and commission expense	(35,675)	(46,209)	(54,349)	10,534	-22.8%	8,140	-15.0%
Net fee and commission income	241,055	263,845	255,021	(22,790)	-8.6%	8,824	3.5%

				2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Dividends and similar income	14,077	15,349	18,265	(1,272)	-8.3%	(2,916)	-16.0%
Profits (Losses) on trading	18,459	(2,533)	5,316	20,992	n.s.	(7,849)	n.s.
Net profit (loss) from hedging	(2,384)	(4,697)	1,925	2,313	-49.2%	(6,622)	n.s.
Profits on disposal or repurchase of:	48,81	79,544	88,995	(30,734)	-38.6%	(9,451)	-10.6%
Loans	(3)	(48)	2,617	45	-93.8%	(2,665)	n.s.
financial assets available-for-sale	40,302	76,723	85,651	(36,421)	-47.5%	(8,928)	-10.4%
financial liabilities	8,511	2,869	727	5,642	n.s.	2,142	n.s.
Profits (Losses) on financial assets and liabilities designated at fair value	(3,993)	(137)	367	(3,856)	n.s.	(504)	n.s.
Net interest and other banking income	615,539	682,195	766,033	(66,656)	-9.8%	(83,838)	-10.9%
Net losses on impairment of:	(471,136)	(304,300)	(674,383)	(166,836)	54.8%	370,083	-54.9%
Loans	(473,016)	318,694	(650,438)	(154,322)	48.4%	331,744	-51.0%
financial assets available-for-sale	(7,563)	(1,796)	(1,452)	(5,767)	n.s.	(344)	23.7%
other financial activities	9,443	16,190	(22,493)	(6,747)	-41.7%	38,683	n.s.
Net income from banking activities	144,403	377,895	91,65	(233,492)	-61.8%	286,245	n.s.
Net income from banking and insurance activities	144,403	377,895	91,65	(233,492)	-61.8%	286,245	n.s.
Administrative expenses:	(578,180)	(660,606)	(683,342)	82,426	-12.5%	22,736	-3.3%
personnel expenses	(296,072)	(354,157)	(419,472)	58,085	-16.4%	65,315	-15.6%
other administrative expenses	(282,108)	(306,449)	(263,870)	24,341	-7.9%	(42,579)	16.1%
Net provisions for risks and charges	(21,176)	(10,069)	(5,629)	(11,107)	n.s.	(4,440)	78.9%
Net adjustments to/recoveries on property and equipment	(26,501)	(21,764)	20,994	(4,737)	21.8%	(770)	3.7%
Net adjustments to on intangible assets	(24,617)	(27,810)	(29,450)	3,193	-11.5%	1,640	-5.6%
Other operating income	88,661	98,839	108,379	(10,178)	-10.3%	(9,540	-8.8%
Operating expenses	(561,813)	(621,410)	631,036	59,597	-9.6%	9,626	-1.5%
Profits on equity investments	6,596	6,644	4,940	(48)	-0.7%	1,704	34.5%
Impairment on goodwill	(19,942)	(57,145)	(15,919)	37,203	-65.1%	(41,226)	n.s.
Profits (losses) on disposal of investments	(149)	25	(179)	(174)	n.s.	204	n.s.
Loss before tax from continuing operations	(430,905)	(293,991)	(550,544)	(136,914)	46.6%	256,553	-46.6%
Taxes on income from continuing operations	134,837	92,634	164,178	42,203	45.6%	(71,544)	-43.6%
Loss after tax from continuing operations	(296,068)	(201,357)	(386,366)	(94,711)	47.0%	185,009	-47.9%
Profit (loss) after tax from discontinued operations	—	71,216	(162,823)	(71,216)	-100.0%	234,039	n.s.
Net loss for the period	(296,068)	(130,141)	(549,189)	(165,927)	n.s.	419,048	-76.3%
Non-controlling interests	(4,331)	(2,543)	(3,351)	(1,788)	70.3%	808	-24.1%

Net loss for the year attributable to the Parent Company	(291,737)	(127,598)	(545,838)	(164,139)	n.s.	418,240	-76.6%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

With respect to the consolidated income statement, the following reclassifications were made:

	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated
	(in Euro thousands)
Net income from banking and insurance activities	144,403	377,895	91,650
Net losses on impairment of loans, financial assets available-for-sale, other financial activities(-)	(471,136)	(304,300)	(674,383)
Net income from banking and insurance activities (before adjustment for impairment)	615,539	682,195	766,033

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

With respect to the consolidated income statement, the following aggregations were made:

•	other financial income is the aggregation of the following items: dividends and similar income; profits (losses) on trading; fair value adjustments in hedge accounting; profits (losses) on disposal or repurchase of loans, financial assets available-for-sale, held to maturity investments, financial liabilities and profits (losses) on financial assets and liabilities designated at fair value; and

•	net adjustments to property and equipment and intangible assets is the aggregation of the following items: net adjustments to/recoveries on property and equipment and net adjustments to/recoveries on intangible assets.

The following table sets forth our summary financial information for the periods indicated.

				2016 / 2015		2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
			(in Euro thousands, except for percentages)
Net interest income	299,515	330,824	396,144	(31,309)	-9.5%	(65,320)	-16.5%
Net fee and commission income	241,055	263,845	255,021	(22,790)	-8.6%	8,824	3.5%
Net interest and other banking income	615,539	682,195	766,033	(66,656)	-9.8%	(83,838)	-10.9%
Net losses on impairment of loans, financial assets available-for-sale, other financial assets	(471,136)	(304,300)	(674,383)	(166,836)	54.8%	370,083	-54.9%
Net income from banking and insurance activities	144,403	377,895	91,650	(233,492)	-61.8%	286,245	n.s.
Operating expenses	(561,813)	(621,410)	(631,036)	59,597	-9.6%	9,626	-1.5%
Loss before tax from continuing operations	(430,905)	(293,991)	(550,544)	(136,914)	46.6%	256,553	-46.6%
Loss after tax from continuing operations	(296,068)	(201,357)	(386,366)	(94,711)	47.0%	185,009	-47.9%
Profit (Loss) after tax from discontinued operations	—	71,216	(162,823)	(71,216)	-100.0%	234,039	n.s.
Net loss attributable to the Parent Company	(291,737)	(127,598)	(545,838)	(164,139)	n.s.	418,240	-76.6%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.

Net income from banking and insurance activities (before adjustments for impairment)

The table below sets forth our net income from banking and insurance activities (before adjustments for impairment) for the years ended December 31, 2016 and 2015 (unaudited restated) and 2014 (unaudited recalculated)

				2016 / 2015		2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
		(in Euro thousands, except for percentages)
Net interest income	299,515	330,824	396,144	(31,309)	-9.5%	(65,320)	-16.5%
Net fee and commission income	241,055	263,845	255,021	(22,790)	-8.6%	8,824	3.5%
Other financial income	74,969	87,526	114,868	(12,557)	-14.3%	(27,342)	-23.8%
Net interest and other banking income	615,539	682,195	766,033	(66,656)	-9.8%	(83,838)	-10.9%
Net income from banking and insurance activities (before adjustment for impairment)	615,539	682,195	766,033	(66,656)	-9.8%	(83,838)	10.9%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Our net income from banking and insurance activities (before adjustments for impairment) decreased by Euro 66.7 million, or 9.8%, from Euro 682.2 million for the year ended December 31, 2015 (unaudited restated) to Euro 615.5 million for the year ended December 31, 2016. Our other financial income decreased by Euro 12.6 million, or 14.3%, from Euro 87.5 million for the year ended December 31, 2015 (unaudited restated) to Euro 75.0 million for the year ended December 31, 2016. For additional information regarding other financial income, see “—Other financial income” below.

2015 (Unaudited and restated) vs 2014 (Unaudited and recalculated)

Our net income from banking and insurance activities (before adjustments for impairment) decreased by Euro 83.8 million, or 10.9%, from Euro 766.0 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 682.2 million for the year ended December 31, 2015 (unaudited restated). Our other financial income decreased by Euro 27.3 million, or 23.8%, from Euro 114.9 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 87.5 million for the year ended December 31, 2015 (unaudited restated). For additional information regarding other financial income. see “—Other financial income” below.

Net Interest Income

The table below sets forth our interest margin for our Group for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited recalculated).

				2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
		(in Euro thousands, except for percentages)
Interest and similar income	580,521	681,703	842,586	(101,182)	-14.8%	(160,883)	-19.1%
Interest and similar expense	(281,006)	(350,879)	(446,442)	69,873	-19.9%	95,563	-21.4%
Net interest income	299,515	330,824	396,144	(31,309)	-9.5%	(65,320)	-16.5%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Net interest income decreased by 31.3 million, or 9.5%, from Euro 330.8 million for the year ended December 31, 2015 (unaudited restated) to Euro 299.5 million for the year ended December 31, 2016 and was weighed down by both a negative interest rate effect associated with market rates, continuing their downward trend in 2016, and a drop in funding/lending volumes. The lending reduction is partly attributable to the institutional component (in particular the voice of active PCTs) and partly to a general deleveraging on the retail component; from the side of direct deposits, as far as the retail sector is concerned, a decrease (mainly concentrated in the first quarter of 2016) was related to systemic dynamics and, with reference to the institutional component, mainly depended on the repayment of covered bonds in November 2016 for approximately Euro 1.2 billion.

Interest and similar income decreased by Euro 101.2 million, or 14.8%, from Euro 681.7 million for the year ended December 31, 2015 (unaudited and restated) to Euro 580.5 million for the year ended December 31, 2016.

Interest and similar expenses decreased by Euro 69.9 million, or 19.9%, from Euro 350.9 million for the year ended December 31, 2015 (unaudited and restated) to Euro 281.0 million for the year ended December 31, 2016. A reduction in interest expense with specific regard to both securities issued and deposits from customers was partly offset by the increase in interest expense on hedging derivatives. Under “Other liabilities”, interest expense includes Euro 7.3 million interest payable on financial assets (loans to banks and repurchase agreements in particular) due to negative market rates.

2015 (unaudited restated) vs 2014 (unaudited recalculated)

Net interest income decreased by Euro 65.3 million, or 16.5%, from Euro 396.1 million for the year ended December 31, 2014 (unaudited and recalculated) to Euro 330.8 million for the year ended December 31, 2015 (unaudited and restated). The decrease is mainly due to lower interest-bearing assets in connection with exposures reclassified to bad-loan status and for the lower qualitative and quantitative input from the Group’s securities portfolio, weighed down by workout agreements on large-amount unlikely-to-pay exposures.

Net Fee and Commission Income

The table below sets forth net fee and commission income for our Group for the years ended December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited and recalculated) indicating the portion of such net profit that was attributable to our insurance activities.

				2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Fee and commission income	276,730	310,054	309,370	(33,324)	-10.7%	684	0.2%
Fee and commission expense	(35,675)	(46,209)	(54,349)	10,534	-22.8%	8,140	-15.0%
Net fee and commission income	241,055	263,845	255,021	(22,790)	-8.6%	8,824	3.5%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

The table below sets forth our net fee and commission income for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated), broken down by merchant services.

				2016 / 2015		2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Guarantees, net of guarantees received	8,249	10,750	12,310	(2,501)	-23.3%	(1,560)	-12.7%
Portfolio management, brokerage and advisory services:	89,428	102,534	86,134	(13,106)	-12.8%	16,400	19.0%
Collection and payment services	59,503	65,387	67,627	(5,884)	-9.0%	(2,240)	-3.3%
Servicing for securitisation	—	—	1	—	—	(1)	-100.0%
Factoring services	860	994	1,115	(134)	-13.5%	(121)	-10.9%
Maintenance and management of current accounts	102,119	112,708	124,316	(10,589)	-9.4%	(11,608)	-9.3%
Other services	16,571	17,681	17,867	(1,110)	-6.3%	(186)	-1.0%
Total fee and commission income	276,730	310,054	309,370	(33,324)	-10.7%	684	0.2%

(1)	Analyses prepared by the Company from the 2016 Audited Consolidated Financial Information.
(2)	Analyses prepared by the Company from the 2015 Unaudited Restated Consolidated Financial Information.
(3)	Analyses prepared by the Company from the 2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Total fee and commission income decreased by Euro 33.3 million, or 10.7%, from Euro 310.0 million for the year ended December 31, 2015 (unaudited restated) to Euro 276.7 million for the year ended December 31, 2016.

The reduction is mainly attributable to:

-	a significant decrease in fee and commission income from portfolio management, brokerage and advisory services by Euro 13.1 million, or 12.8%, from Euro 102.5 million for the year ended December 31, 2015 (unaudited restated) to Euro 89.4 million for the year ended December 31, 2016, mainly due to a drop in fees from the distribution of securities which was only partly offset by an increase in fees on Bancassurance products; and

-	a significant decrease in fee and commission income on maintenance and management of current accounts by Euro 10.6 million, or 9.4%, from Euro 112.7 million for the year ended December 31, 2015 (unaudited restated) to Euro 102.1 million for the year ended December 31, 2016.

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Total fee and commission income increased by Euro 0.6 million, or 0.2%, from Euro 309.4 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 310.0 for the year ended December 31, 2015 (unaudited restated).

The increase is mainly attributable to fee and commission income on portfolio management, brokerage and advisory services by Euro 16.4 million, or 19.0%, from Euro 86.1 for the year ended December 31, 2014 (unaudited recalculated) to Euro 102.5 million for the year ended December 31, 2015 (unaudited recalculated).

Other Financial Income

The table below sets forth other financial income for our Group for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited recalculated).

				2016 / 2015		2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Dividends and similar income	14,077	15,349	18,265	(1,272)	-8.3%	(2,916)	-16.0%
Profits (Losses) on trading	18,459	(2,533)	5,316	20,992	n.s.	(7,849)	n.s.
Net profit (loss) from hedging	(2,384)	(4,697)	1,925	2,313	-49.2%	(6,622)	n.s.
Profits on disposal/repurchase of financial assets/liabilities	48,810	79,544	88,995	(30,734)	-38.6%	(9,451)	-10.6%
Profits (Losses) on financial assets and liabilities designated at fair value	(3,993)	(137)	367	(3,856)	n.s.	(504)	n.s.
Other financial income	74,969	87,526	114,868	(12,557)	-14.3%	(27,342)	-23.8%

(1)	Figures reclassified from the 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from the 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from the 2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Our other financial income decreased by Euro 12.6 million, or 14.3%, from Euro 87.5 million for the year ended December 31, 2015 (unaudited restated) to Euro 75.0 million for the year ended December 31, 2016.

In detail:

-	Dividend and similar income decreased by Euro 1.3 million, or 8.3%, from Euro 15.3 million for the year ended December 31, 2015 (unaudited restated) to Euro 14.1 million for the year ended December 31, 2016, due to a lack of dividend income from private equity funds;

-	Net profit (loss) on trading increased by Euro 21.0 million, from a loss of Euro 2.5 million for the year ended December 31, 2015 (unaudited restated) to a profit of Euro 18.5 million for the year ended December 31, 2016.;

-	Net loss from hedging decreased by Euro 2.3 million, or 49.2%, from Euro 4.7 million for the year ended December 31, 2015 (unaudited restated) to Euro 2.4 million for the year ended December 31, 2016;

-	Net profits on disposal/repurchase of financial assets/liabilities decreased by Euro 30.7 million, or 38.6%, from Euro 79.5 million for the year ended December 31, 2015 (unaudited restated) to Euro 48.8 million for the year ended December 31, 2016. The item includes Euro 2.4 million in revenues arising from the sale of the entire equity investment held in CartaSi S.p.A. and Euro 9.7 million deriving from the sale of the equity investment held in Visa Europe Ltd, as well as the repurchase of financial liabilities; and

-	Net losses on financial assets and liabilities designated at fair value increased by Euro 3.9 million from Euro 0.1 million for the year ended December 31, 2015 (unaudited and restated) to Euro 4.0 for the year ended December 31, 2016.

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Our other financial income decreased by Euro 27.3 million, or 23.8%, from Euro 114.9 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 87.5 million for the year ended December 31, 2015 (unaudited restated).

In detail:

-	Dividend and similar income decreased by Euro 2.9 million, or 16.0%, from Euro 18.3 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 15.3 million for the year ended December 31, 2015 (unaudited restated), due to lower dividends paid out by the Bank of Italy and lower dividend income from private equity funds;

-	Net profit (loss) on trading decreased by Euro 7.8 million, from a profit of Euro 5.3 million for the year ended December 31, 2014 (unaudited recalculated) to a loss of Euro 2.5 million for the year ended December 31, 2015 (unaudited restated);

-	Net profit (loss) from hedging decreased by Euro 6.6 million from a profit of Euro 1.9 million for the year ended December 31, 2014 (unaudited recalculated) to a loss of Euro 4.7 million for the year ended December 31, 2015 (unaudited restated);

-	Net profits on disposal/repurchase of financial assets/liabilities decreased by Euro 9.4 million, or 10.6%, from Euro 89.0 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 79.5 million for the year ended December 31, 2015 (unaudited restated). The aggregate is inclusive of the Euro 29.4 million capital gain arising from disposal of the shareholding in the Central Institute of Italian Cooperative Banks (ICBPI) in December 2015; and

-	Net profits (losses) on financial assets and liabilities designated at fair value decreased by Euro 0.5 million from Euro 0.4 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 0.1 million for the year ended December 31, 2015 (unaudited and restated).

Net losses/recoveries on impairment of loans and other financial items

The table below sets forth net losses/recoveries on impairment of loans and other financial items for our Group for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited recalculated).

				2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Due from banks	(2,490)	(652)	(1,361)	(1,838)	n.s.	708	52.1%
Loans to customers	475,506	319,346	651,799	156,160	48.9%	(332,453)	-51.0%
Signature loans (other financial transactions)	(9,443)	(16,190)	22,493	6,747	-41.7%	(38,683)	n.s.
Financial assets available for sale	7,563	1,796	1,452	5,767	n.s.	344	23.7%
Total net recoveries on impairment of loans and other financial items	471,136	304,300	674,383	166,836	54.8%	(370,083)	-54.9%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Total net recoveries on impairment of loans and other financial items increased by Euro 166.8 million from Euro 304.3 million for the year ended December 31, 2015 (unaudited restated) to Euro 471.1 million for the year ended December 31, 2016.

Net impairment recoveries from financial assets available for sale increased by Euro 5.8 million, from Euro 1.8 million for the year ended December 31, 2015 (unaudited restated) to Euro 7.6 million for the year ended December 31, 2016 inclusive of the effects arising from the write-down of the indirect shareholding in Cassa di Risparmio di Cesena, held via the Italian voluntary deposit protection fund (FITD) (Euro 1.3 million) and of the stakes held in the Atlante Fund (Euro 5.4 million).

See “—Selected Key Balance Sheet Information” in this section for additional details on the quality of our customer loan portfolio and breakdowns of the dynamics of our exposure and adjustments.

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Total net losses/recoveries on impairment of loans and other financial items decreased by Euro 370.1 million on 54.9%, from Euro 674.4 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 304.3 million for the year ended December 31, 2015 (unaudited restated). This aggregate has been affected by adjustments to processes, methods and application parameters for the classification and assessment of loans, including in light of the ECB Group-level observations following completion of the AQR exercise. In particular, loan provisions totalled Euro 319.3 million accounting for 1.5% of total net loans (2.7% in December 2014).

Net income from banking and insurance activities therefore amounted to Euro 377.9 million compared with Euro 91.6 million for the year ended December 31, 2014.

Operating Expenses

The table below sets forth the breakdown of our operating expenses for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

				2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
		(in Euro thousands, except for percentages)
Personnel expenses	296,072	354,157	419,472	(58,085)	-16.4%	(65,315)	-15.6%
Other administrative expenses	282,108	306,449	263,870	(24,341)	-7.9%	42,579	16.1%
Net provisions for risks and charges	21,176	10,069	5,629	11,107	n.s.	4,440	78.9%
Value adjustments/write-backs	51,118	49,574	50,444	1,544	3.1%	(870)	-1.7%
Other operating income	(88,661)	(98,839)	(108,379)	10,178	-10.3%	9,540	-8.8%
Total operating expenses	561,813	621,410	631,036	(59,597)	-9.6%	(9,626)	-1.5%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Operating expenses decreased by Euro 59.6 million, or 9.6%, from Euro 621.4 million for the year ended December 31, 2015 (unaudited restated) to Euro 561.8 million in 2016, and reflected of the cutback on spending put in place during the year.

More specifically:

-

Personnel expenses decreased by Euro 58.1 million, or 16.4%, from Euro 354.2 million for the year ended December 31, 2015 (unaudited restated) to Euro 296.1 million in 2016, which was mainly due to the measures implemented for headcount reduction and enforcement of prior agreements entered into with the unions, as well as Euro 22.3 million of nonrecurring positive effects from agreements on the Company supplementary pension scheme and Euro 2.9 million of charges in connection with the new union agreement signed at the end of October 2016. One-off charges for an amount of Euro 21.3 million were recognized for the year ended December 31, 2015 (lawsuits filed against the

Company, acceleration of incentive-based retirement schemes and introduction of new measures for female staff). Net of these non-recurring items, personnel expenses decreased by 5.2%;

-	Other administrative expenses decreased by Euro 24.3 million, from Euro 306.4 million for the year ended December 31, 2015 (unaudited restated) to Euro 282.1 million in 2016; the aggregate included Euro 35.6 million in contributions to the National Resolution Fund and Deposit Guarantee Scheme compared to Euro 42.2 million for the year ended December 31, 2015, as well as Euro 13.9 million of DTA charges not recognized in the prior period. Net of these components, the aggregate decreased by 12.0% due to a significant reduction in operating costs resulting from the achievement of certain objectives of the Business Plan;

-	Net provisions for risks and charges increased by Euro 11.1 million, from Euro 10.1 million in 2015 (unaudited restated) to Euro 21.2 million in 2016; this was principally due to Euro 18.5 million allocated to the fund for risks and charges due to provisions estimated by the Bank in connection with the distribution agreements signed and guarantees pledged under the disposal of the insurance companies to Apollo management;

-	Net value adjustments/write-backs increased by Euro 1.5 million, or 3.1%, from Euro 49.6 million for the year ended December 31, 2015 (unaudited restated) to Euro 51.1 million in 2016; and

-	Other operating income decreased by Euro 10.2 million, or 10.3%, from Euro 98.8 million in 2015 (unaudited restated) to Euro 88.7 million for the year ended December 31, 2016.

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Operating expenses decreased by Euro 9.6 million, or 1.5%, from Euro 631.0 million in 2014 (unaudited recalculated) to Euro 621.4 million in 2015 (unaudited and restated), and reflect the cutback on spending put in place during the year.

More specifically:

-	Personnel expenses decreased by Euro 65.3 million, or 15.6%, from Euro 419.5 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 354.2 million in 2015 (unaudited restated). For the year ended December 31, 2014 (unaudited recalculated) they included costs incurred for the incentive-based retirement scheme (Euro 31.8 million) and one-off expenses (Euro 27.6 million). During the year, further one-off charges were recognised, primarily in connection with lawsuits filed against the Company and, with reference to staff costs, the acceleration of the incentive-based retirement scheme and the introduction of new measures for female staff, deriving from aforementioned programs for Euro 21.3 million;

-	Other administrative expenses increased by Euro 42.6 million, or 16.1%, from Euro 263.9 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 306.4 million for the year ended December 31, 2015 (unaudited restated), which was mainly due to Euro 42.2 million in contributions to the National Resolution Fund and Deposit Guarantee Scheme, mainly linked to the bail-out of four failing banks at the end of the year;

-	Net provisions for risks and charges increased by Euro 4.4 million, or 78.9%, from Euro 5.6 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 10.1 million for the year ended December 31, 2015 (unaudited restated);

-	Net value adjustments/write-backs decreased by Euro 0.9, or 1.7%, from 50.4 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 49.6 million for the year ended December 31, 2015 (unaudited restated); and

-	Other operating income decreased by Euro 9.5 million, or 8.8%, from Euro 108.4 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 98.8 million for the year ended December 31, 2015 (unaudited restated).

Other administrative expenses

The table below sets forth the breakdown of our other administrative expenses for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	2016 / 2015					2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Overhead expenses	172,936	196,435	189,623	(23,499)	-12.0%	6,812	3.6%
Contribution to the National Resolution Fund and FITD	35,598	42,206	—	(6,608)	-15.7%	42,206	100,0%
Indirect taxes(*)	59,700	67,808	74,247	(8,108)	-12.0%	(6,439)	-8.7%
DTA charges	13,874	—	—	13,874	n.s.	—	—
Other administrative expenses	282,108	306,449	263,870	(24,341)	-7.9%	42,579	16.1%

(1)	Figures reclassified from the 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from the 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from the 2014 Unaudited Recalculated Consolidated Financial Information.
(*)	Taxes recovered from customers are posted to item 220 of the Income Statement “Other operating income (expenses)”.

Profit (loss) before tax from continuing operations

Loss before tax from continuing operations increased by Euro 136.9 million, or 46.6%, from Euro 294.0 million for the year ended December 31, 2015 (unaudited restated) to Euro 430.9 million for the year ended December 31, 2016.

Loss before tax from continuing operations decreased by Euro 256.6 million, or 46.6%, from Euro 550.5 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 294.0 million for the year ended December 31, 2015 (unaudited restated).

Taxes on Income from Continuing Operations

Taxes on income from continuing operations increased by Euro 42.2 million, or 45.6%, from Euro 92.6 million for the year ended December 31, 2015 (unaudited restated) to Euro 134.8 million for the year ended December 31, 2016.

Taxes on income from continuing operations decreased by Euro 71.5 million, or 43.6%, from Euro 164.2 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 92.6 million for the year ended December 31, 2015 (unaudited restated).

Profit (Loss) after tax from discontinued operations

Profit (Loss) after tax from discontinued operations amounted to zero for the year ended December 31, 2016, compared to a profit of Euro 71.2 million for the year ended December 31, 2015 (unaudited restated)

Profit (Loss) after tax from discontinued operations increased by Euro 234.0 million, from a loss of Euro 162.8 million for the year ended December 31, 2014 (unaudited recalculated) to a profit of Euro 71.2 million for the year ended December 31, 2015 (unaudited restated).

Net Profit (loss) for the year

Net loss for the year increased by Euro 165.9 million, from Euro 130.1 million for the year ended December 31, 2015 (unaudited restated) to Euro 296.1 million for the year ended December 31, 2016.

Net loss for the year decreased by Euro 419.0 million, from Euro 549.2 million for the year ended December 31, 2014 (unaudited recalculated) to Euro 130.1 million for the year ended December 31, 2015 (unaudited restated).

Selected Key Balance Sheet Information

As of September 30, 2017 and December 31, 2016 (unaudited and restated)

The following table sets forth our Group’s consolidated balance sheet as of September 30, 2017 and as of December 31, 2016.

Assets	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)	Change	%
	(in Euro thousands. except for percentages)
Cash and cash equivalents	277,873	297,410	(19,537)	-6.6%
Financial assets held for trading	9,383	7,683	1,700	22.1%
Financial assets available for sale	2,078,308	2,319,613	(241,305)	-10.4%
Loans to banks	2,657,408	1,892,014	765,394	40.5%
Loans to customers	16,674,630	17,721,321	(1,046,691)	-5.9%
Hedging derivatives	48,317	39,233	9,084	23.2%
Equity investments	97,131	94,235	2,896	3.1%
Property and equipment	741,714	739,040	2,674	0.4%
Intangible Assets	46,702	55,468	(8,766)	-15.8%
Of which goodwill
Tax assets	1,967,948	2,059,319	(91,371)	-4.4%
a) current	894,963	985,089	(90,126)	-9.1%
b) deferred	1,072,985	1,074,230	(1,245)	-0.1%
—of which under Law no. 214/2011	527,498	613,780	(86,282)	-14.1%
Non-current assets held for sale and discontinued operations	632,536	620,883	11,653	1.9%
Other assets	302,341	264,785	37,556	14.2%

Total assets	25,534,291	26,111,004	(576,713)	-2.2%

(1)	2016 unaudited figures restated for a consistent presentation.

Liabilities and shareholders’ equity	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)	Change	%
	(in Euro thousands, except for percentages)
Due to banks	4,201,790	3,468,322	733,468	21.1%
Due to customers	13,887,071	13,710,208	176,863	1.3%
Securities issued	4,002,056	5,218,774	(1,216,718)	-23.3%
Financial liabilities held for trading	1,296	2,064	(768)	-37.2%
Financial liabilities designated at fair value through profit and loss	374,241	459,198	(84,957)	-18.5%
Hedging derivatives	227,304	259,037	(31,733)	-12.3%
Tax liabilities	52,193	20,410	31,783	n.s.
a) current	38,619	5,864	32,755	n.s.
b) deferred	13,574	14,546	(972)	-6.7%
Liabilities associated to non-current assets held for sale and discontinued operations	240,848	228,986	11,862	5.2%
Other liabilities	432,459	434,119	(1,660)	-0.4%
Employee termination indemnities	61,148	65,769	(4,621)	-7.0%
Allowances for risks and charges	120,089	105,838	14,251	13.5%
a) post-employment benefits	34,338	37,179	(2,841)	-7.6%
b) other allowances	85,751	68,659	17,092	24.9%
Valuation reserves	(148,189)	(158,100)	9,911	-6.3%
Reserves	(684,475)	(392,732)	(291,743)	74.3%
Share premium reserves	175,954	175,954	—	—
Share capital	2,791,422	2,791,422	—	—
Treasury shares	(15,572)	(15,572)	—	—
Non-controlling interests (+/-)	25,072	29,044	(3,972)	-13.7%
Profit (loss) for the period (+/-)	(210,416)	(291,737)	81,321	-27.9%

Total liabilities and shareholders’ equity	25,534,291	26,111,004	(576,713)	-2.2%

(1)	2016 unaudited figures restated for a consistent presentation.

Direct Deposits

We obtain the funds needed to finance our activities mainly through customer deposits, the issuance of bonds and the use of the interbank (money) market.

The tables below set forth a breakdown and percentages of each item on total of our direct deposits as of September 30, 2017 and as of December 31, 2016.

	As of September 30, 2017(1) Unaudited	As of December 31, 2016 Unaudited Restated(2)	Change	%
	(in Euro thousands, except for percentages)
Current accounts and demand deposits	12,171,891	11,841,106	330,785	2.8%
Repurchase agreements	—	351,226	(351,226)	-100.0%
Term deposits	1,551,197	1,344,401	206,796	15.4%
Loans	4,475	5,085	(610)	-12.0%
Other payables	159,508	168,390	(8,882)	-5.3%
Due to customers	13,887,071	13,710,208	176,863	1.3%

Bonds	4,000,809	5,215,698	(1,214,889)	-23.3%
Other securities	1,247	3,076	(1,829)	-59.5%
Securities issued	4,002,056	5,218,774	(1,216,718)	-23.3%

Bonds	374,241	459,198	(84,957)	-18.5%
Liabilities designated at fair value through profit and loss	374,241	459,198	(84,957)	-18.5%

Direct deposits	18,263,368	19,388,180	(1,124,812)	-5.8%

(1)	Analyses prepared by the Company from the 2017 Unaudited Interim Consolidated Financial Information.
(2)	Analyses prepared by the Company from the 2016 unaudited figures restated for a consistent presentation.

Direct funding decreased by Euro 1,124.8 million, or 5.8%, from Euro 19,338.2 million as of December 31, 2016 (unaudited restated) to Euro 18,263.4 million as of September 30, 2017, with the decrease being registered both in the short-term (-0.4%) and long-term (-17.1%) component.

Amounts due to customers increased by Euro 176.9 million, or 1.3%, from Euro 13,710.2 million as of December 31, 2016 (unaudited restated) to Euro 13,887.1 as of September 30, 2017; in particular:

-	current accounts and demand deposits increased by Euro 330.8 million, or 2.8%, from Euro 11,841.1 million as of December 31, 2016 (unaudited restated) to Euro 12,171.9 million as of September 30, 2017; and

-	term deposits increased by Euro 206.8 million, or 15.4%, from Euro 1,334.4 million as of December 31, 2016 (unaudited restated) to Euro 1,551.2 million as of September 30, 2017.

Securities issued, almost entirely consisting in bonds to customers, decreased by Euro 1,216.7 million, or 23.3%, from Euro 5,218.8 million as of December 31, 2016 (unaudited restated) to Euro 4,002.1 million as of September 30, 2017, mainly as a result of three senior bond series coming to maturity during 2017 for an overall amount of approximatively Euro 900 million.

More specifically, direct retail funding, for a total amount of Euro 15,608.1 million, was broadly stable in the nine month period (-0.7%), whereas institutional funding (Euro 2,655.3 million) decreased by 2.7%.

With regard to the average term to maturity, short-term funding decreased from Euro 13,124.2 million as of December 31, 2016 (unaudited restated) to Euro 13,068.2 million as of September 30, 2017 accounting for 71.6% of total funding (67.7% as of December 31, 2016), while medium-to-long term funding decreased from Euro 6,263.9 million as of December 31, 2016 (unaudited restated) to Euro 5,195.1 million as of September 30, 2017.

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)	Change	%
	(in Euro thousands, except for percentages)
Due to central banks	3,500,000	3,000,000	500,000	16.7%
Current accounts and demand deposits	89,274	28,998	60,276	—
Term deposits	205,009	—	-205,009	—
Loans	377,039	422,728	-45,689	-10.8%
Other payables	30,468	16,596	13,872	83.6%
Due to banks	4,201,790	3,468,322	733,468	21.1%

(1)	2016 unaudited figures restated for a consistent presentation.

Amounts due to banks increased by Euro 733.5 million, or 21.1%, from Euro 3,468.3 million as of December 31, 2016 (unaudited restated) to Euro 4,201.8 million as of September 30, 2017.

In particular, amounts due to central banks increased by Euro 500.0 million, or 16.7%, from Euro 3,000.0 million as of December 31, 2016 (unaudited restated) to Euro 3,500.0 million as of September 30, 2017.

Loans to customers

	As of September 30, 2017(1) Unaudited	As of December 31, 2016 Unaudited Restated(2)	Change	%
	(in Euro thousands, except for percentages)
Loans to customers(3)	16,406,547	17,720,817	(1,314,270)	-7.4%
—Gross exposure	19,365,362	21,161,797	(1,796,435)	-8.5%
current accounts	1,340,856	1,537,423	(196,567)	-12.8%
mortgage loans	9,307,371	9,728,799	(421,428)	-4.3%
credit cards, personal loans and fifth of salary-backed loans	71,656	72,013	(357)	-0.5%
Leasing	488,815	522,942	(34,127)	-6.5%
Factoring	53,448	62,194	(8,746)	-14.1%
other loans	1,797,703	1,929,390	(131,687)	-6.8%
non-performing assets	6,305,513	7,309,036	(1,003,523)	-13.7%
—Value adjustments(-)	2,958,815	3,440,980	(482,165)	-14.0%

(1)	Figures reclassified from 2017 Unaudited Interim Consolidated Financial Information.
(2)	Figures reclassified from 2016 unaudited figures restated for a consistent presentation.
(3)	Net of debt securities classified as L&R, amounting to Euro 268,083 thousand as of September 30, 2017 and Euro 504 thousand as of December 31, 2016.

Net loans to customers decreased by Euro 1,314.3 million, or 7.4%, from Euro 17,720.8 million as of December 31, 2016 (unaudited restated) to Euro 16,406.5 million as of September 30, 2017.

Gross of value adjustments and net of debt securities classified as L&R, loans to customers decreased by Euro 1,796.4 million, or 8.5%, from Euro 21,161.8 million as of December 31, 2016 (unaudited restated) to Euro 19,365.4 million as of September 30, 2017.

Excluding the institutional component, gross loans to retail customers amounted to Euro 18,801.1 million and fell by 8.6%. As part of this aggregate, loans to business decreased by 7.0% to Euro 9,617.3 million and loans to households decreased by 3.0% to Euro 5,834.9 million.

The short-term component, accounting for 12.7% of total, decreased by 6.4% to Euro 2,457.3 million; the medium-to-long term component decreased by 6.0% to Euro 13,936.3 million.

As of December 31, 2016, 2015 (Unaudited and Restated) and 2014 (Unaudited and Recalculated)

The following table sets forth our Group’s consolidated balance sheet as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousand, except for percentages)
Assets
Cash and cash equivalents	297,412	324,395	331,506	(26,983)	-8.3%	(7,111)	-2.1%
Financial assets held for trading	7,683	15,065	67,836	(7,382)	-49.0%	(52,771)	-77.8%
Financial assets available for sale	2,319,613	3,803,770	3,078,017	(1,484,157)	-39.0%	725,753	23.6%
Loans to banks	1,958,763	1,220,489	756,561	738,274	60.5%	463,928	61.3%
Loans to customers	18,246,327	21,439,988	24,302,388	(3,193,661)	-14.9%	(2,862,400)	-11.8%
Hedging derivatives	39,233	54,730	201,525	(15,497)	-28.3%	(146,795)	-72.8%
Equity investments	94,235	92,536	92,482	1,699	1.8%	54	0.1%
Property and equipment	761,274	783,816	779,072	(22,542)	-2.9%	4,744	0.6%
Intangible Assets	56,654	78,062	137,525	(21,408)	-27.4%	(59,463)	-43.2%
Of which goodwill	—	19,942	77,087	(19,942)	-100.0%	(57,145)	-74.1%
Tax assets	2,063,984	2,158,967	2,063,202	(94,983)	-4.4%	95,765	4.6%
a) current	985,651	1,187,871	1,048,516	(202,220)	-17.0%	139,355	13.3%
b) deferred	1,078,333	971,096	1,014,686	107,237	11.0%	(43,590)	-4.3%
—of which under Law no. 214/2011	617,758	650,140	762,985	(32,382)	-5.0%	(112,845)	-14.8%
Non-current assets held for sale and discontinued operations	—	—	6,121,877	—	—	(6,121,877)	-100.0%
Other assets	265,826	307,988	380,767	(42,162)	-13.7%	(72,779)	-19.1%
Total assets	26,111,004	30,279,806	38,312,758	(4,168,802)	-13.8%	(8,032,952)	-21.0%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousand, except for percentages)
Liabilities and shareholders’ equity
Due to banks	3,468,322	2,824,957	1,877,100	643,365	22.8%	947,857	50.5%
Due to customers	13,710,208	15,536,566	17,697,378	(1,826,358)	-11.8%	(2,160,812)	-12.2%
Securities issued	5,443,294	7,358,365	8,149,217	(1,915,071)	-26.0%	(790,852)	-9.7%
Financial liabilities held for trading	2,064	4,824	11,667	(2,760)	-57.2%	(6,843)	-58.7%
Financial liabilities designated at fair value through profit and loss	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%
Hedging derivatives	259,037	220,628	515,252	38,409	17.4%	(294,624)	-57.2%
Tax liabilities	20,464	18,303	24,887	2,161	11.8%	(6,584)	-26.5%
a) current	5,918	6,735	13,004	(817)	-12.1%	(6,269)	-48.2%
b) deferred	14,546	11,568	11,883	2,978	25.7%	(315)	-2.7%
Liabilities associated with non-current assets held for sale and discontinued operations	—	—	6,099,679	—	—	(6,099,679)	-100.0%
Other liabilities	438,198	922,239	649,390	(484,041)	-52.5%	272,849	42.0%
Employee termination indemnities	65,769	72,235	83,435	(6,466)	-9.0%	(11,200)	-13.4%
Allowances for risks and charges	106,171	324,830	446,615	(218,659)	-67.3%	(121,785)	-27.3%
a) post-employment benefits	37,179	244,932	393,563	(207,753)	-84.8%	(148,631)	-37.8%
b) other allowances	68,992	79,898	53,052	(10,906)	-13.6%	26,846	50.6%
Valuation reserves	(158,100)	(198,017)	(190,025)	39,917	-20.2%	(7,992)	4.2%
Reserves	(392,732)	(856,518)	(448,232)	463,786	-54.1%	(408,286)	91.1%
Share premium reserves	175,954	811,949	368,856	(635,995)	-78.3%	443,093	n.s.
Share capital	2,791,422	2,791,422	2,576,863	—	—	214,559	8.3%
Treasury shares	(15,572)	(15,572)	(20,283)	—	—	4,711	-23.2%
Non-controlling interests (+/-)	29,044	33,398	52,071	(4,354)	-13.0%	(18,673)	-35.9%
Profit (loss) for the period (+/-)	(291,737)	(127,598)	(545,838)	(164,139)	n.s.	418,240	-76.6%
Total liabilities and shareholders’ equity	26,111,004	30,279,806	38,312,758	(4,168,802)	-13.8%	(8,032,952)	-21.0%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

Direct Deposits

We obtain the funds needed to finance our activities mainly through customer deposits, the issuance of bonds and the use of the interbank (money) market.

The tables below set forth a breakdown and percentages of each item on total of our direct deposits as of December 31 of each of the years 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousand, except for percentages)
Current accounts and demand deposits	11,841,106	13,250,666	13,204,923	(1,409,560)	-10.6%	45,743	0.3%
Repurchase agreements	351,226	527,683	2,400,028	(176,457)	-33.4%	(1,872,345)	-78.0%
Term deposits	1,344,401	1,578,120	1,878,743	(233,719)	-14.8%	(300,623)	-16.0%
Loans	5,085	5,894	7,699	(809)	-13.7%	(1,805)	-23.4%
Other payables	168,390	174,203	205,985	(5,813)	-3.3%	(31,782)	-15.4%
Due to customers	13,710,208	15,536,566	17,697,378	(1,826,358)	-11.8%	(2,160,812)	-12.2%
Bonds	5,440,218	7,330,224	8,116,155	(1,890,006)	-25.8%	(785,931)	-9.7%
Other securities	3,076	28,141	33,062	(25,065)	-89.1%	(4,921)	-14.9%
Securities issued	5,443,294	7,358,365	8,149,217	(1,915,071)	-26.0%	(790,852)	-9.7%
Bonds	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%
Liabilities designated at fair value through profit and loss	459,198	557,795	964,726	(98,597)	-17.7%	(406,931)	-42.2%
Direct deposit	19,612,700	23,452,726	26,811,321	(3,840,026)	-16.4%	(3,358,595)	-12.5%

(1)	Analyses prepared by the Company from the 2016 Audited Consolidated Financial Information.
(2)	Analyses prepared by the Company from the 2015 Unaudited Restated Consolidated Financial Information.
(3)	Analyses prepared by the Company from the 2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Direct deposits decreased by Euro 3,840.0 million, or 16.4%, from Euro 23,452.7 million as of December 31, 2015 (unaudited and restated) to Euro 19,612.7 million as of December 31, 2016.

The reduction in direct deposits was attributable to the retail component for Euro 2.4 billion and to the institutional component for Euro 1.5 billion, which saw a significant downturn in Covered Bonds following approximately Euro 1.2 billion coming to maturity in November 2016.

In particular, amounts due to customers decreased by Euro 1,826.4 million, or 11.8%, from Euro 15,536.6 million as of December 31, 2015 (unaudited and restated) to Euro 13,710.2 million as of December 31, 2016.

In particular, current accounts and demand deposits decreased by Euro 1,409.6 million, or 10.6%, from Euro 13,250.7 million as of December 31, 2015 (unaudited and restated) to Euro 11,841.1 million as of December 31, 2016;

Securities issued decreased by Euro 1,915.1 million, or 26.0%, from Euro 7,358.4 million as of December 31, 2015 (unaudited and restated) to Euro 5,443.3 million as of December 31, 2016 mainly due to the repayment of Euro 1.2 billion of covered bonds in November 2016.

Liabilities designated at fair value through profit and loss decreased by Euro 98.6 million, or 17.7%, from Euro 557.8 million as of December 31, 2015 (unaudited and restated) to Euro 459.2 million as of December 31, 2016.

2015 (unaudited and restated) vs 2014 (unaudited recalculated)

Direct deposits decreased by Euro 3,358.6 million, or 12.5%, from Euro 26,811.3 million as of December 31, 2014 (unaudited recalculated) to Euro 23,452.7 million as of December 31, 2015 (unaudited restated).

In particular, amounts due to customers decreased by Euro 2,160.8 million, or 12.2%, from Euro 17,697.4 million as of December 31, 2014 (unaudited recalculated) to Euro 15,536.6 million as of December 31, 2015 (unaudited and restated). This result was attributable principally to a significant decline in repurchase agreements which decreased by Euro 1,872.3 million, or 78.0%, from Euro 2,400.0 million as of December 31, 2014 (unaudited recalculated) to Euro 527.7 million as of December 31, 2015 (unaudited and restated). This component, referring to short-term treasury deposits with institutional counterparties, witnessed a structural reduction in the course of the year, as did the comparable items recognized as loans to customers.

Current accounts and demand deposits increased by Euro 45.7 million, or 0.3%, from Euro 13,204.9 million as of December 31, 2014 (unaudited recalculated) to Euro 13,250.7 million as of December 31, 2015 (unaudited and restated). Term deposits decreased by Euro 300.6 million, or 16.0%, from Euro 1,878.7 million as of December 31, 2014 (unaudited recalculated) to Euro 1,578.1 million as of December 31, 2015 (unaudited and restated) as they were affected by both the Group’s review of conditions for corporate customers and tensions in the banking industry after the introduction of the new EU bail-in rules.

Liabilities designated at fair value through profit and loss decreased by Euro 406.9 million, or 42.2%, from Euro 964.7 million as of December 31, 2014 (unaudited recalculated) to Euro 557.8 million as of December 31, 2015 (unaudited restated).

Securities issued decreased by Euro 790.8 million, or 9.7%, from Euro 8,149.2 million as of December 31, 2014 (unaudited recalculated) to Euro 7,358.4 million as of December 31, 2015 (unaudited restated).

	As of December 31,			2016 / 2015		2015 / 2014
	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Due to central banks	3,000,000	2,302,168	1,130,316	697,832	30.3%	1,171,852	n.s.
Current accounts and demand deposits	28,996	13,965	92,645	15,033	n.s.	(78,680)	-84.9%
Term deposits	—	—	49,811	—	—	(49,811)	-100.0%
Loans	422,731	472,973	507,693	(50,245)	-10.6%	(34,720)	-6.8%
Other payables	16,595	26,658	96,232	(10,062)	-37.7%	(69,574)	-72.3%
Due to banks	3,468,322	2,824,957	1,877,100	643,365	22.8%	947,857	50.5%

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

2016 vs 2015 (unaudited and restated)

Amounts due to banks increased by Euro 643.4 million, or 22.8%, from Euro 2,825.0 million as of December 31, 2015 (unaudited restated) to Euro 3,468.3 million as of December 31, 2016.

In particular, amounts due to central banks increased by Euro 697.8 million, or 30.3%, from Euro 2,302.2 million as of December 31, 2015 (unaudited restated) to Euro 3,000.0 million as of December 31, 2016.

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Amounts due to banks increased by Euro 947.9 million, or 50.5%, from Euro 1,877.1 million as of December 31, 2014 (unaudited recalculated) to Euro 2,825.0 million as of December 31, 2015 (unaudited restated).

In particular, amounts due to central banks increased by Euro 1,171.9 million from Euro 1,130.3 million as of December 31, 2014 (unaudited recalculated) to Euro 2,302.2 million as of December 31, 2015 (unaudited restated). The increase was primarily due to the T-LTRO funding issued by ECB.

Loans to customers

The following table shows information about customer credit broken down by composition as at December 31, 2016, December 31, 2015 (unaudited restated) and 2014 (unaudited recalculated).

	As of December 31.			2016 / 2015		2015 / 2014
	2016(1)	2015(2) Unaudited Restated	2014(3) Unaudited Recalculated	Change	%	Change	%
	(in Euro thousands, except for percentages)
Loans to customers(4)	18,245,823	21,439,359	24,299,160	(3,193,536)	-14.9%	(2,859,801)	-11.8%
—Gross exposure	21,713,025	24,513,896	27,119,086	(2,800,871)	-11.4%	(2,605,190)	-9.6%
current accounts	1,537,573	1,981,931	2,148,296	(444,358)	-22.4%	(166,365)	-7.7%
repurchase agreements	—	1,077,384	3,699,294	(1,077,384)	-100.0%	(2,621,910)	-70.9%
mortgage loans	9,728,799	10,900,896	11,173,254	(1,172,097)	-10.8%	(272,358)	-2.4%
credit cards personal loans and fifth of salary-backed loans	599,231	608,076	621,549	(8,845)	-1.5%	(13,473)	-2.2%
Leasing	522,942	571,702	628,907	(48,760)	-8.5%	(57,205)	-9.1%
Factoring	62,194	67,608	56,419	(5,414)	-8.0%	11,189	19.8%
other loans	1,929,390	2,482,709	2,278,481	(553,319)	-22.3%	204,228	9.0%
non-performing assets	7,332,896	6,823,590	6,512,886	509,306	7.5%	310,704	4.8%
—Value adjustments(-)	3,467,202	3,074,537	2,819,926	392,665	12.8%	254,611	9.0%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(2)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(3)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information.
(4)	Net of debt securities classified as L&R, amounting to Euro 504 thousand as of December 30, 2016, Euro 629 thousand as at December 30, 2015 and Euro 3.228 thousands as at December 30, 2014.

2016 vs 2015 (unaudited and restated)

Net loans to customers, net of debt securities classified as Loans & Receivables, decreased by Euro 3,193.5 million, or 14.9%, from Euro 21,439.4 as of December 31, 2015 (unaudited restated) to Euro 18,245.8 million as of December 31, 2016.

Gross of value adjustments and net of debt securities classified as Loans & Receivables, loans to customers decreased by Euro 2,800.9 million, or 11.4%, from Euro 24,513.9 million as of December 31, 2015 (unaudited restated) to Euro 21,713.0 million as of December 31, 2016. The reduction in loans to customers was mainly due to the institutional component (in particular related to repurchase agreement).

Excluding the institutional component, gross loans to retail customers decreased by 7.4% to Euro 21,113.5 million. As part of this aggregate, loans to business decreased by 12.7% to Euro 10,332.8 million and loans to households decreased by 6.2% to Euro 6,536.3 million; bad loans increased by 6.1% to Euro 3,725.6 million. The short-term component, which was affected by the foregoing trend in repos (funding), accounted for 12.2% of the total and amounted to Euro 2,639.7 million, down 42.8%; the medium-long term component amounted to Euro 15,347.7 million ( corresponding to a decrease of 6.4%).

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Net loans to customers, net of debt securities classified as L&R, decreased by Euro 2,859.8 million, or 11.8%, from Euro 24,299.2 million as of December 31, 2014 (unaudited recalculated) to Euro 21,439.4 million as of December 31, 2015 (unaudited restated).

Gross of value adjustments and net of debt securities classified as L&R, loans to customers decreased by Euro 2,605.2 million, or 9.6%, from Euro 27,119.1 million as of December 31, 2014 (unaudited recalculated) to Euro 24,514.0 million as of December 31, 2015 (unaudited restated). The reduction can be traced back to the institutional component, primarily made up of buy/sell-back repurchase agreements with financial institutions decreased by 70.9% to Euro 1,077.4 million, the decrease of which related to a similar drop in sale and repurchase agreements (liabilities) recognised as due to customers described above and to the reduction in the loan porfolio.

Quality of Loan Portfolio

The following tables set forth the breakdown of our loan portfolio by category as of September 30, 2017, December 31, 2016 (unaudited and restated), December 31, 2016 historical, December 31, 2015 (unaudited and restated) and December 31, 2014 (unaudited and recalculated).

	As of September 30, 2017
	Gross exposure	%	Value adjustments (b)	Net exposure (a)-(b)%		Coverage Ratio % (b) / (a)
	(in Euro thousands, except for percentages)
Total non-performing loans	6,305,513	32.6%	2,875,354	3,430,159	20.9%	45.6%
Bad loans	2,971,757	15.3%	1,954,096	1,017,661	6.2%	65.8%
Unlikely to pay	3,186,027	16.5%	902,304	2,283,723	13.9%	28.3%
Past due	147,729	0.8%	18,954	128,775	0.8%	12.8%
Total performing loans	13,059,849	67.4%	83,461	12,976,388	79.1%	0.6%

Total on-balance-sheet loans to customers(1)	19,365,362	100.0%	2,958,815	16,406,547	100.0%	15.3%

(1)	Net of debt securities classified as L&R amounting to Euro 268,083 thousand.

	As of December 31, 2016 Restated(1)
	Gross exposure (a)%		Value adjustments (b)	Net exposure (a)-(b)%		Coverage Ratio % (b) / (a)
	(in Euro thousands, except for percentages)
Total non-performing loans	7,309,036	34.5%	3,310,315	3,998,721	22.6%	45.3%
Bad loans	3,704,673	17.5%	2,329,733	1,374,940	7.8%	62.9%
Unlikely to pay	3,485,770	16.5%	961,893	2,523,877	14.2%	27.6%
Past due	118,593	0.6%	18,689	99,904	0.6%	15.8%
Total performing loans	13,852,761	65.5%	130,665	13,722,096	77.4%	0.9%

Total on-balance-sheet loans to customers(2)	21,161,797	100.0%	3,440,980	17,720,817	100.0%	16.3%

(1)	2016 unaudited figures restated for a consistent presentation.
(2)	Net of debt securities classified as L&R amounting to Euro 504 thousand.

	As of December 31, 2016(1) historical
	Gross exposure (a)%		Value adjustments (b)	Net exposure (a)-(b)%		Coverage % (b) / (a)
	(in Euro thousands, except for percentages)
Total non-performing loans	7,332,896	33.8%	3,330,686	4,002,210	21.9%	45.4%
Bad loans	3,725,608	17.2%	2,348,475	1,377,133	7.5%	63.0%
Unlikely to pay	3,486,957	16.1%	962,545	2,524,412	13.8%	27.6%
Past due	120,331	0.6%	19,666	100,665	0.6%	16.3%
Total performing loans	14,380,129	66.2%	136,516	14,243,613	78.1%	0.9%

Total on-balance-sheet loans to customers(2)	21,713,025	100%	3,467,202	18,245,823	100%	16.0%

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information.
(2)	Net of debt securities classified as L&R amounting to Euro 504 thousand.

	As of December 31, 2015 Unaudited Restated(1)
	Gross exposure (a)%		Value adjustments (b)	Net exposure (a)-(b)%		Coverage % (b) / (a)
	(in Euro thousands, except for percentages)
Total non-performing loans	6,823,590	27.8%	2,928,349	3,895,241	18.2%	42.9%
Bad loans	3,510,846	14.3%	2,120,375	1,390,471	6.5%	60.4%
Unlikely to pay	3,034,622	12.4%	766,669	2,267,953	10.6%	25.3%
Past due	278,122	1.1%	41,305	236,817	1.1%	14.9%
Total performing loans	17,690,306	72.2%	146,188	17,544,118	81.8%	0.8%

Total on-balance-sheet loans to customers(2)	24,513,896	100.0%	3,074,537	21,439,359	100.0%	12.5%

(1)	Figures reclassified from 2015 Unaudited Restated Consolidated Financial Information.
(2)	Net of debt securities classified as L&R amounting to Euro 629 thousand.

	As of December 31, 2014 Unaudited Recalculated(1)
	Gross exposure (a)%		Value adjustments (b)	Net exposure (a)-(b)%		Coverage % (b) / (a)
	(in Euro thousands, except for percentages)
Total non-performing loans	6,512,886	24.0%	2,608,806	3,904,080	16.1%	40.1%
Bad loans	3,108,610	11.5%	1,822,078	1,286,532	5.3%	58.6%
Unlikely to pay	3,230,392	11.9%	761,567	2,468,825	10.2%	23.6%
Past due	173,884	0.6%	25,161	148,723	0.6%	14.5%
Total performing loans	20,606,200	76.0%	211,120	20,395,080	83.9%	1.0%

Total on-balance-sheet loans to customers(2)	27,119,086	100.0%	2,819,926	24,299,160	100.0%	10.4%

(1)	Figures reclassified from 2014 Unaudited Recalculated Consolidated Financial Information
(2)	Net of debt securities classified as L&R amounting to Euro 3,228 thousand.

September 30, 2017 vs December 31, 2016 (unaudited restated)

Total non-performing loans, net of value adjustments, decreased by Euro 568.6 million, or 14.2%, from Euro 3,998.7 million as of December 31, 2016 (unaudited restated) to Euro 3,430.2 million as of September 30, 2017.

In particular, net of value adjustments:

-	Bad loans decreased by Euro 357.3 million, or 26.0%, from Euro 1,374.9 million as of December 31, 2016 (unaudited restated) to Euro 1,017.7 million as of September 30, 2017;

-	Unlikely to pay decreased by Euro 240.1 million, or 9.5%, from Euro 2,523.9 million as of December 31, 2016 (unaudited restated) to Euro 2,283.7 million as of September 30, 2017; and

-	Past due increased by Euro 28.9 million, or 28.9%, from Euro 99.9 million as of December 31, 2016 (unaudited restated) to Euro 128.8 million as of September 30, 2017.

2016 vs 2015 (unaudited and restated)

Total non-performing loans, net of value adjustments, increased by Euro 107.0 million, or 2.7%, from Euro 3,895.2 million as of December 31, 2015 (unaudited restated) to Euro 4,002.2 million as of December 31, 2016.

In particular, net of value adjustments:

-	Bad loans decreased by Euro 13.3 million, or 1.0%, from Euro 1,390.5 million as of December 31, 2015 (unaudited restated) to Euro 1,377.1 million as of December 31, 2016;

-	Unlikely to pay increased by Euro 256.5 million, or 11.3%, from 2,267.5 million as of December 31, 2015 (unaudited restated) to Euro 2,524.4 million as of December 31, 2016; and

-	Past due decreased by Euro 136.1 million, or 57.5%, from Euro 236.8 million as of December 31, 2015 (unaudited restated) to Euro 100.7 million as of December 31, 2016.

2015 (unaudited and restated) vs 2014 (unaudited and recalculated)

Total non-performing loans, net of value adjustments, decreased by Euro 8.8 million, or 0.2%, from Euro 3,904.1 million as of December 31, 2014 (unaudited recalculated) to Euro 3,895.2 million as of December 2015 (unaudited restated).

-	Bad loans increased by Euro 103.9 million, or 8.1%, from Euro 1,286.5 million as of December 31, 2014 (unaudited recalculated) to Euro 1,390.5 million as of December 31, 2015 (restated);

-	Unlikely to pay decreased by Euro 200.9 million, or 8.1%, from Euro 2,468.8 million as of December 31, 2014 (unaudited recalculated) to Euro 2,267.9 million as of December 31, 2015 (restated); and

-	Past due increased by Euro 88.1 million, or 59.2%, from Euro 148.7 million as of December 31, 2014 (unaudited recalculated) to Euro 236.8 million as of December 31, 2015 (restated).

The following tables show details of the changes in gross non-performing loans for the periods indicated.

	As of December 31, 2016
	Bad loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening balance (gross amount)	3,510,846	3,034,622	278,122
—of which: sold but not derecognised	20,870	2,436	1,851
B. Increases	518,183	1,266,932	119,788
B.1 transfers from performing exposures	37,193	960,399	103,305
B.2 transfers from other categories of non-performing exposures	337,918	157,074	508
B.3 other increases	143,072	149,459	15,975
C. Decreases	303,421	814,597	277,579
C.1 transfers to performing loans	172	252,150	21,333
C.2 write-offs	158,841	12,070	1,266
C.3 collections	142,877	228,974	76,684
C.4 gains on disposal	241	84	—
C.6 transfers to other non-performing exposures	378	320,644	173,606
C.7 other decreases	912	675	4,690
D. Closing balance (gross amounts)	3,725,608	3,486,957	120,331
—of which: sold but not derecognised	19,291	115,585	11,099

The following tables, of our banking group, show details of the changes in changes in overall write-downs for the periods indicated.

	As of December 31, 2016
	Bad loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening balance: total write-downs	2,120,375	766,669	41,305
—of which: sold but not derecognised	9,063	510	117
B. Increases	506,128	417,683	17,065
B.1 write-downs	307,466	397,150	16,683
B.2 losses on disposal	257	89	—
B.3 transfers from other categories of non-performing exposures	105,195	20,376	271
B.4 other increases	93,210	68	111
C. Decreases	278,028	221,807	38,704
C.1 write-backs from valuation	90,295	70,580	1,463
C.2 write-backs from collection	26,497	36,439	12,643
C.4 write-offs	158,841	12,070	1,266
C.5 transfers to other non-performing exposures	132	102,560	23,153
C.6 other decreases	2,263	158	179
D. Closing balance: total write-	2,348,475	962,545	19,666
—of which: sold but not derecognised	10,751	25,248	1,734

Financial Assets

The following tables set forth a breakdown of our securities portfolio as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

		As of December, 31			2016/ 2015		2015 /2014
		2016	2015 Unaudited Restated	2014(1) Unaudited Recalculated	Change	%	Change	%
Debt securities		1,975,251	3,473,173	2,750,358	(1,497,922)	-43.1%	722,815	26.3%
	Held for trading	1,246	5,190	5,180	(3,944)	-76.0%	10	0.2%
	Available for sale	1,968,182	3,461,877	2,732,074	(1,493,695)	-43.1%	729,803	26.7%
	Loans and Receivable	5,823	6,106	13,104	(283)	-4.6%	(6,998)	-53.4%
Equity instruments		327,532	329,375	333,055	(1.843)	-0.6%	(3,680)	-1.1%
	Held for trading	—	27	32	(27)	-100.0%	(5)	-15.6%
	Available for sale	327,532	329,348	333,023	(1,816)	-0.6%	(3,675)	-1.1%
Units in UCITS		23,899	12,545	14,511	11,354	90.5%	(1,966)	-13.5%
	Held for trading	—	—	1,591	—	—	(1,591)	-100.0%
	Available for sale	23,899	12,545	12,920	11,354	90.5%	(375)	-2.9%
	Total (*)	2,326,682	3,815,093	3,097,924	(1,488,411)	-39.0%	717,169	23.1%

of which:
	Held for trading	1,246	5,217	6,803	(3,971)	-76.1%	(1,586)	-23.3%
	Available for sale	2,319,613	3,803,770	3,078,017	(1,484,157)	-39.0%	725,753	23.6%
	Loans and Receivable	5,823	6,106	13,104	(283)	-4.6%	(6,998)	-53.4%

2016 vs 2015 (unaudited and restated)

Securities in the portfolio decreased by Euro 1,488.4 million, or 39.0%, from Euro 3,815.1 million as of December 31, 2015 (unaudited restated) to Euro 2,326.7 million as of December 31, 2016; the total amount includes Balance Sheet items 20 (net of derivatives), 40, 60 (only the part relating to securities classified as L&R) and 70 (only the part relating to securities classified as L&R).

The portfolio, as of December 31, 2016, was composed as follows:

-	Debt Securities, amounting to Euro 1,975.3 million (84.9% of the portfolio);

-	Equity instruments, amounting to Euro 327.5 million (14.1% of the portfolio), which includes the equity investment in the Bank of Italy for Euro 302.4 million; and

-	Units in UCITS, amounting to Euro 23.9 million (1.0% of the portfolio).

With respect to the breakdown under the international accounting standards (IAS/IFRS):

-	Securities available for sale amounting to Euro 2,319.6 million (99.7% of the portfolio);

-	Securities classified as Loans and Receivables amounting to Euro 5.8 million (0.2% of portfolio); and

-	Securities Held For Trading (HFT) amounting to Euro 1.2 million (0.1% of portfolio).

Cash flow information

The following tables set forth our summary cash flow information for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

The following tables set forth our summary cash flows information for the nine month period ended September 30, 2017 and 2016 (unaudited restated),

	For the nine month period ended
	September 30, 2017 Unaudited	September 30, 2016 Unaudited Restated(1)
	(in Euro thousands)
Net cash flow used in operating activities	(594)	(28,866)
Net cash flow used in investing activities	(18,935)	(10,815)
Net cash flow used in funding activities	(6)	—
Net decrease in cash and cash equivalents	(19,535)	(39,681)

(1)	2016 Unaudited Restated Interim Consolidated Financial Information.

	2016	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated
	(in Euro thousands)
Net cash flow used in operating activities	(4,933)	(1,016,963)	(738,119)
Net cash flow from/used in investing activities	(22,068)	203,751	(38,128)
Net cash flow from funding activities	18	806,082	768,492
Net decrease in cash and cash equivalents	(26,983)	(7,130)	(7,755)

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

Regulatory Capital and Capital Ratios

The Basel Committee on Banking Supervision (the “Basel Committee”) approved, in the fourth quarter of 2010, revised global regulatory standards (“Basel III”) revised in January 2013. The Basel III framework has been implemented in the EU through new banking regulations adopted on June 26, 2013 (Directive 2013/36/EU of the European Parliament) and of the European Council of June 26, 2013 on access to the activities of credit institutions and the prudential supervision of credit institutions and investment firms (the “CRD IV”) and Regulation (EU) No. 575/2013 of the European Parliament and of the European Council of June 26, 2013 on prudential requirements for credit institutions and investment firms (the “CRR”).

In addition, following a SREP in application of Article 16(2) of the CRR, the ECB may choose to impose minimum capital ratios that are higher than those required under the Pillar 1 provisions.

On December 19, 2013, Bank of Italy published Circular 285, which included supervisory guidelines for banks, in application of the CRD IV. The new provisions entered into force on January 1, 2014. On that date, the CRR was directly applicable in each single Member State. Specifically, transitional provisions on capital requirements (see Second Part, Chapter 14 Section II, of Circular 285) stated that banks are eligible to keep a prudential filter on unrealized profits and losses related to exposures to central government and classified as “Available for sale assets”. The Group exercised this facility within the terms set, via notice sent to the Bank of Italy.

On September 13, 2016 Bank of Italy launched a consultation in order to align the domestic transitional regime concerning the Capital Conservation Buffer to the provisions set forth in the CRD IV.

Pursuant to these regulations, as implemented by the Bank of Italy, the Company is required to maintain certain levels of regulatory capital which can be made up in specified proportions of Tier I capital and Tier II capital. Based on the instructions of Bank of Italy, banks and banking groups have to maintain an amount of regulatory capital that is higher than the total minimum capital requirement (this being the sum of the requirements for credit and counterparty risk, market risk and operational risk).

The table below sets forth the Group’s regulatory capital and regulatory capital ratios, calculated applying Basel III rules phased-in, based on the rules set out in the CRR in the area of Basel 3 capital requirements and national discretions contained in the Circular 285 and in its bulletin of disclosure.

	As of December 31, 2016	As of December 31, 2015 Unaudited Restated	As of December 31, 2014 Unaudited Recalculated
	(in Euro thousands)
Regulatory Capital and Ratios
Common Equity Tier 1 CET 1	1,942,445	2,382,429	1,699,037
Tier 1 Capital	2,040,169	2,495,812	1,758,143
Tier 2 Capital	317,739	421,749	517,187
Own funds (Regulatory Capital)	2,357,908	2,917,561	2,275,330
Total Risk-Weighted Assets	17,028,774	19,937,589	20,473,687
CET 1/Risk-Weighted Assets	11.4%	11.9%	8.3%
Tier 1/ Risk-Weighted Assets	12.0%	12.5%	8.6%
Own Funds / Total risk-weighted assets	13.8%	14.6%	11.1%

SELECTED STATISTICAL INFORMATION

The following tables set forth certain selected statistical and other information regarding the Group’s banking operation as of and for the nine month period ended September 30, 2017 and 2016 and as of, and for the years ended December 31, 2016, 2015 and 2014.

The following information is included for analytical purposes and should be read in conjunction with the Historical Consolidated Financial Statements and included or incorporated by reference in this offering circular and together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Presentation of Financial and Other Information”.

Unaudited financial information as of and for the nine month period ended September 30, 2017 and the unaudited restated information as of and for the nine month period ended September 30, 2016 have been extracted (where not otherwise specified) from the 2017 Unaudited Interim Consolidated Financial Statements.

Financial information as of and for the year ended December 31, 2016 and the unaudited restated information as of and for the year ended December 31, 2015 have been extracted from the 2016 Audited Consolidated Financial Statements.

For further details on the restatement, refer to the related sections in the 2016 Audited Consolidated Financial Statementes included in this Offering Circular.

Financial information as of and for the year ended December 31, 2014 are unaudited and have been recalculated only for the inclusion in the Offering Circular in order to reflect both (i) the correction of errors in determining the discounting-related component of expected recoveries on loans and of errors in the recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and (ii) the change in assets classified as disposal group (discontinued operations) in the 2015 related Banca Cesare Ponti and Creditis.

Average balances and interest rates

The following tables present period-end, and average, balances of assets, liabilities and shareholders’ equity of the Group as of and for the nine month period ended September 30, 2017 and 2016 (unaudited) and as of and for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated), for interest-earning assets and interest-bearing liabilities, provide the amount of interest earned or paid and the average rate of such interest for such asset or liability, as applicable, for each period.

	As of September 30, 2017(*) Unaudited
	Average Balance(1)	Interest	Average Yield/Rate(2) (%)

	(in Euro thousands)
ASSETS
Interest earning assets:
Financial Instruments excluding loans(3)	1,796,676	7,664	0.57%
Loans to banks	2,616,259	(6,171)	-0.31%
Loans to customers	17,780,913	372,680	2.79%
Total interest earning financial instruments	22,193,847	374,173	2.25%
Other assets(4)	3,949	1,030	n/a

Total assets	22,197,796	375,203	2.25%

LIABILITIES
Interest bearing liabilities
Due to banks	4,301,040	1,770	0.05%
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	18,777,075	122,535	0.87%
Total interest bearing liabilities	23,078,115	124,305	0.72%
Other liabilities(4)	228,817	40,428	n/a
Shareholders’ equity	2,008,762	n/a	n/a

Total liabilities and shareholders’ equity	25,315,694	164,733	0.87%

Net interest income(5)	—	210,470	1.38%
Loan deposit rate spread (customers and securities)(6)	—	—	1.92%
Interest bearing asset and liability spread(7)	—	—	1.53%

(*)	Analyses prepared by the Company.
(1)	Average balances for the nine month period ended September 30, 2017 have been determined using quarterly balances prepared by the Company.
(2)	The average yield/rate is the ratio between interest on average balances for the period indicated. For the nine month period ended September 30, 2017 Interest have been normalized to 12 months.
(3)	“Financial instruments” include financial assets held for trading and financial assets available-for-sale.
(4)	“Other assets” and “Other liabilities” includes hedging derivatives and related interest income effects.
(5)	Difference between average yield/rate on asset, liabilities and shareholders’ equity.
(6)	Difference between average yield/rate on loans and receivables with customers and on deposits from customers and securities.
(7)	Difference between average yield/rate on total interest-earning financial instruments and on total interest-bearing liabilities.

	As of September 30, 2016 Unaudited Restated(*)
	Average Balance(1)	Interest	Average Yield/Rate(2) (%)

	(in Euro thousands)
ASSETS
Interest earning assets:
Financial Instruments excluding loans(3)	2,560,505	7,224	0.38%
Loans to banks	1,503,277	(1,677)	-0.15%
Loans to customers	20,352,774	430,951	2.83%
Total interest earning financial instruments	24,389,556	436,498	2.39%
Other assets(4)	5,417	1,173	n/a

Total assets	24,394,973	437,671	2.39%

LIABILITIES
Interest bearing liabilities
Due to banks	2,933,314	4,660	0.21%
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	21,966,413	166,130	1.01%
Total interest bearing liabilities	24,899,727	170,790	0.91%
Other liabilities(4)	315,072	36,898	n/a
Shareholders’ equity	2,298,440	n/a	n/a

Total liabilities and shareholders’ equity	27,513,239	207,688	1.01%

Net interest income(5)	—	229,983	1.38%
Loan deposit rate spread (customers and securities)(6)	—	—	1.82%
Interest bearing asset and liability spread(7)	—	—	1.48%

(*)	Analyses prepared by the Company.
(1)	Average balances for the nine month period ended September 30, 2016 (unaudited restated) have been determined using quarterly balances prepared by the Company.
(2)	The average yield/rate is the ratio between interest on average balances for the period indicated. For the nine month period ended September 30, 2016 (unaudited restated) Interest have been normalized to 12 months.
(3)	“Financial instruments” include financial assets held for trading and financial assets available-for-sale.
(4)	“Other assets” and “Other liabilities” includes hedging derivatives and related interest income effects.
(5)	Difference between average yield/rate on asset, liabilities and shareholders’ equity.
(6)	Difference between average yield/rate on loans and receivables with customers and on deposits from customers and securities.
(7)	Difference between average yield/rate on total interest-earning financial instruments and on total interest-bearing liabilities.

	As of December 31, 2016(*)
	Average Balance(1)	Interest	Average Yield/Rate(2) (%)
	(in Euro thousands)
ASSETS
Interest earning assets:
Financial Instruments excluding loans(3)	2,442,290	8,959	0.37%
Loans to banks	1,594,374	(3,272)	-0.21%
Loans to customers	19,909,884	564,275	2.83%
Total interest earning financial instruments	23,946,548	569,962	2.38%
Other assets(4)	5,229	1,564	n/a

Total assets	23,951,778	571,526	2.39%

LIABILITIES
Interest bearing liabilities
Due to banks	3,040,316	5,496	0.18%
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	21,495,670	216,785	1.01%
Total interest bearing liabilities	24,535,986	222,281	0.91%
Other liabilities(4)	385,214	49,730	n/a
Shareholders’ equity	2,260,599	n/a	n/a

Total liabilities and shareholders’ equity	27,181,799	272,011	1.00%

Net interest income(5)	—	299,515	1.39%
Loan deposit rate spread (customers and securities)(6)	—	—	1.82%
Interest bearing asset and liability spread(7)	—	—	1.47%

(*)	Analyses prepared by the Company from the 2016 Audited Consolidated Financial Information.
(8)	Average balances for the year ended December 31, 2015 have been determined using quarterly balances prepared by the Company.
(9)	The average yield/rate is the ratio between interest on average balances for the period indicated.
(10)	“Financial instruments” include financial assets held for trading and financial assets available-for-sale.
(11)	“Other assets” and “Other liabilities” includes hedging derivatives and related interest income effects.
(12)	Difference between average yield/rate on asset, liabilities and shareholders’ equity.
(13)	Difference between average yield/rate on loans and receivables with customers and on deposits from customers and securities.
(14)	Difference between average yield/rate on total interest-earning financial instruments and on total interest-bearing liabilities.

	As of December 31, 2015 Unaudited Restated(*)
	Average Balance(1)	Interest	Average Yield/Rate (%)(2)
	(in Euro thousands)
ASSETS(2)
Interest earning assets:
Financial Instruments excluding loans(3)	3,183,140	16,023	0.50%
Loans to banks	1,066,614	343	0.03%
Loans to customers	22,499,903	652,961	2.90%
Total interest earning financial instruments	26,749,657	669,327	2.50%
Other assets(4)	30,221	10,008	n/a

Total assets	26,779,877	679,335	2.54%

LIABILITIES
Interest bearing liabilities
Due to banks	2,261,920	6,606	0.29%
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	24,856,301	335,052	1.35%
Total interest bearing liabilities	27,118,220	341,658	1.26%
Other liabilities(4)	256,933	6,853	n/a
Shareholders’ equity	2,195,196	n/a	n/a

Total liabilities and shareholders’ equity	29,570,350	348,511	1.18%

Net interest income(5)	—	330,824	1.36%
Loan deposit rate spread (customers and securities)(6)	—	—	1.55%
Interest bearing asset and liability spread(7)	—	—	1.24%

(*)	Analyses prepared by the Company from the 2015 Unaudited Restated Consolidated Financial Information.
(1)	Average balances for the year ended December 31, 2015 (restated) have been determined using quarterly balances prepared by the Company.
(2)	The average yield/rate is the ratio between interest on average balances for the period indicated.
(3)	“Financial instruments” include financial assets held for trading and financial assets available-for-sale.
(4)	“Other assets” and “Other liabilities” includes hedging derivatives and related interest income effects.
(5)	Difference between average yield/rate on asset, liabilities and shareholders’ equity.
(6)	Difference between average yield/rate on loans and receivables with customers and on deposits from customers and securities.
(7)	Difference between average yield/rate on total interest-earning financial instruments and on total interest-bearing liabilities.

	As of December 31, 2014 Unaudited Recalculated(*)
	Average Balance(1)	Interest	Average Yield/Rate (%)(2)
	(in Euro thousands)
ASSETS(2)
Interest earning assets:
Financial Instruments excluding loans(3)	4,695,303	64,409	1.37%
Loans to banks	1,232,128	5,458	0.44%
Loans to customers	24,312,961	758,285	3.12%
Total interest earning financial instruments	30,240,392	828,152	2.74%
Other assets(4)	50,899	14,434	n/a

Total assets	30,291,292	842,586	2.78%

LIABILITIES
Interest bearing liabilities
Due to banks	5,104,384	14,552	0.29%
Due to Customers. Securities issued. Financial liabilities designated at fair value through profit or loss	25,877,272	422,5	1.63%
Total interest bearing liabilities	30,981,656	437,052	1.41%
Other liabilities(4)	321,936	9,390	n/a
Shareholders’ equity	1,684,165	n/a	n/a

Total liabilities and shareholders’ equity	32,987,756	446,442	1.35%

Net interest income(5)	—	396,144	1.43%
Loan deposit rate spread (customers and securities)(6)	—	—	1.49%
Interest bearing asset and liability spread(7)	—	—	1.33%

(*)	Analyses prepared by the Company from the 2014 Unaudited Recalculated Consolidated Financial Information.
(1)	Average balances for the year ended December 31, 2014 (unaudited and recalculated) have been determined using quarterly balances prepared by the Company.
(2)	The average yield/rate is the ratio between interest on average balances for the period indicated.
(3)	“Financial instruments” include financial assets held for trading and financial assets available-for-sale.
(4)	“Other assets” and “Other liabilities” includes hedging derivatives and related interest income effects.
(5)	Difference between average yield/rate on asset, liabilities and shareholders’ equity.
(6)	Difference between average yield/rate on loans and receivables with customers and on deposits from customers and securities.
(7)	Difference between average yield/rate on total interest-earning financial instruments and on total interest-bearing liabilities.

Interest rate data variation

The following tables set forth, by category of interest-earning assets and interest-bearing liabilities, changes in our net interest income in relation to changes in average volume, changes in average rate and changes due to the effects of both rate and volume comparing the nine month period ended September 30, 2017 with the nine month period ended September 2016 (unaudited restated), the year ended December 31, 2016 with the year ended December, 31 2015 (unaudited and restated) and the year ended December, 31 2015 (unaudited and restated) with the year ended December 31, 2014 (unaudited and recalculated).

	September 2017 Unaudited Compared to
	2016 Unaudited Restated(*)
	Volume(1)	Yield/ Rate(2)	Volume and Yield/ Rate(3)	Total Net Change(4)
	(in Euro thousands)
Interest earning assets
Financial Instruments excluding loans	(2,903)	4,865	(1,522)	440
Loans to banks	(1,669)	(2,405)	(420)	(4,494)
Loans to customers	(72,020)	(8,130)	21,879	(58,271)

Total interest earning assets	(76,592)	(5,670)	19,937	(62,325)

Interest bearing liabilities
Due to banks	2,872	(4,693)	(1,069)	(2,890)
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	(32,212)	(30,753)	19,370	(43,595)

Total interest bearing liabilities	(29,340)	(35,446)	18,301	(46,485)

Total interest earning assets/bearing liabilities	(47,252)	29,776	1,636	(15,840)

Other assets/liabilities and shareholders equity	n/a	n/a	n/a	(3,673)
Net interest income(*)	—	—	—	(19,513)
(*) Of which : deposit from customers, securities issued and financial liabilities designated at fair value through profit or loss	(39,808)	22,623	2,509	(14,676)

(1)	“Volume” refers to the average balance for the period minus the average balance for the previous period, multiplied by the average yield for such period.
(2)	“Yield/Rate” refers to the average yield/rate for the period minus the average yield/rate for the previous period multiplied by the average balance for such period.
(3)	“Volume and “Yield/Rate” refers to “Total Net Change” minus “Volume” minus “Yield/Rate”.
(4)	“Total Net Change” refers to net interest income for the period minus net interest income for the previous period.
(*)	Analyses prepared by the Company on the basis of financial figures restated to apply the effects of IAS 8 provisions, which do not reflect the application of IFRS 5.

	2016 Compared to
	2015 Unaudited Restated(*)
	Volume(1)	Yield/ Rate(2)	Volume and Yield/ Rate(3)	Total Net Change(4)
	(in Euro thousands)
Interest earning assets
Financial Instruments excluding loans	(3,704)	(4,138)	778	(7,064)
Loans to banks	158	(2,560)	(1,213)	(3,615)
Loans to customers	(75,111)	(15,750)	2,175	(88,686)

Total interest earning assets	(78,657)	(22,448)	1,740	(99,365)

Interest bearing liabilities
Due to banks	2,257	(2,488)	(879)	(1,110)
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	(45,369)	(84,511)	11,613	(118,267)

Total interest bearing liabilities	(43,112)	(86,999)	10,734	(119,377)

Total interest earning assets/bearing liabilities	(35,545)	64,551	(8,994)	20,012

Other assets/liabilities and shareholders equity	n.a	n.a	n.a	(51,321)
Net interest income(*)	—	—	—	(31,309)
(*) Of which : deposit from customers, securities issued and financial liabilities designated at fair value through profit or loss	(29,742)	68,761	(9,438)	29,581

(*)	Analyses prepared by the Company.
(1)	“Volume” refers to the average balance for the period minus the average balance for the previous period, multiplied by the average yield for such period.
(2)	“Yield/Rate” refers to the average yield/rate for the period minus the average yield/rate for the previous period multiplied by the average balance for such period.
(3)	“Volume and “Yield/Rate” refers to “Total Net Change” minus “Volume” minus “Yield/Rate”.
(4)	“Total Net Change” refers to net interest income for the period minus net interest income for the previous period.

	2015 Unaudited Restated Compared to
	2014 Unaudited Recalculated(*)
	Volume(1)	Yield/ Rate(2)	Volume and Yield/ Rate(3)	Total Net Change(4)
	(in Euro thousands)
Interest earning assets
Financial Instruments excluding loans	(20,717)	(40,849)	13,18	(48,386)
Loans to banks	(728)	(5,052)	665	(5,115)
Loans to customers	(56,567)	(53,489)	4,732	(105,324)

Total interest earning assets	(78,012)	(99,390)	18,577	(158,825)

Interest bearing liabilities
Due to banks	(8,243)		297	(7,946)
Due to Customers, Securities issued, Financial liabilities designated at fair value through profit or loss	(16,642)	(72,456)	1,65	(87,448)

Total interest bearing liabilities	(24,885)	(72,456)	1,947	(95,394)

Total interest earning assets/bearing liabilities	(53,127)	(26,934)	16,63	(63,431)

Other assets/liabilities and shareholders equity	n.a	n.a	n.a	(1,889)
Net interest income(*)	—	—	—	(65,320)
(*) Of which : deposit from customers, securities issued and financial liabilities designated at fair value through profit or loss	(39,925)	18,967	3,082	(17,876)

(*)	Analyses prepared by the Company .
(1)	“Volume” refers to the average balance for the period minus the average balance for the previous period, multiplied by the average yield for such period.
(2)	“Yield/Rate” refers to the average yield/rate for the period minus the average yield/rate for the previous period multiplied by the average balance for such period.
(3)	“Volume and “Yield/Rate” refers to “Total Net Change” minus “Volume” minus “Yield/Rate”.
(4)	“Total Net Change” refers to net interest income for the period minus net interest income for the previous period.

Average net interest spread and net interest income

The following table sets forth the Group’s average interest-earning assets, average interest-bearing liabilities and net interest income and illustrates the comparative net interest margin and net interest spread for the nine month period ended September 30, 2017 and September 30, 2016 (unaudited restated) for the years ended December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of September 30,
	2017 Unaudited	2016 Unaudited Restated(*)
	(in Euro thousands)
Total average interest-earning assets	22,193,847	24,389,556
Total average interest-bearing liabilities	23,078,115	24,899,727
Net interest income	210,470	229,983
Average yield on average interest earning assets	2.25%	2.39%
Average rate on average interest-bearing liabilities	0.72%	0.91%
Net interest spread(1)	1.53%	1.48%
Net interest income ratio(2)	1.38%	1.38%

(1)	Net interest spread refers to the difference between the average yield of interest earning assets and average rate payable by us on interest bearing obligations.
(2)	Net interest margin refers to the ratio between net interest income and total average assets.
(*)	Analyses prepared by the Company on the basis of financial figures restated to apply the effects of IAS 8 provisions, which do not reflect the application of IFRS 5.

	As of December 31(*),
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousands)
Total average interest-earning assets	23,946,548	26,749,657	30,240,392
Total average interest-bearing liabilities	24,535,986	27,118,220	30,981,656
Net interest income	299,515	330,824	396,144
Average yield on average interest earning assets	2.38%	2.50%	2.74%
Average rate on average interest-bearing liabilities	0.91%	1.26%	1.41%
Net interest spread(1)	1.47%	1.24%	1.33%
Net interest income ratio(2)	1.39%	1.36%	1.43%

(*)	Analyses prepared by the Company
(1)	Net interest spread refers to the difference between the average yield of interest earning assets and average rate payable by us on interest bearing obligations.
(2)	Net interest margin refers to the ratio between net interest income and total average assets.

Securities portfolio

The following tables set forth a breakdown of our securities portfolio as of September 30, 2017 and as of December 31, 2016 (unaudited restated), 2016 (historical), 2015 (unaudited restated) and 2014 (unaudited recalculated).

	As of September 30, 2017	As of December 31, 2016 Unaudited Restated (1)
	(in Euro thousands)
Debt securities	2,017,226	1,975,251
Held for trading	4,757	1,246
Available for sale	1,744,386	1,968,182
Loans and Receivable	268,083	5,823
Equity instruments	322,375	327,532
Available for sale	322,375	327,532
Units in UCITS	11,547	23,899
Available for sale	11,547	23,899
Total(*)	2,351,148	2,326,682
of which:
Held for trading	4,757	1,246
Available for sale	2,078,308	2,319,613
Loans and Receivable	268,083	5,823

(1)	2016 unaudited figures restated for a consistent presentation.
(*)	Balance sheet items 20 (net of derivatives), 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.

	As of December, 31(1)
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousands)
Debt securities	1,975,251	3,473,173	2,750,358
Held for trading	1,246	5,190	5,180
Available for sale	1,968,182	3,461,877	2,732,074
Loans and Receivable	5,823	6,106	13,104
Equity instruments	327,532	329,375	333,055
Held for trading	—	27	32
Available for sale	327,532	329,348	333,023
Units in UCITS	23,899	12,545	14,511
Available for sale	23,899	12,545	12,920
Held for trading	—	—	1,591
Total(*)	2,326,682	3,815,093	3,097,924
of which:
Held for trading	1,246	5,217	6,803
Available for sale	2,319,613	3,803,770	3,078,017
Loans and Receivable	5,823	6,106	13,104

(1)	Figures reclassified from 2016 Audited Consolidated Financial Information, from 2015 Unaudited Restated Consolidated Financial Information, from 2014 Unaudited Recalculated Consolidated Financial Information.
(*)	Balance sheet items 20 (net of derivatives), 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.

The following tables provide a breakdown of the Group’s securities portfolio as of September 30, 2017, December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of September 30, 2017 Unaudited	As of December 31,(*)
		2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousands)
Debt securities	2,017,226	1,975,251	3,473,173	2,750,358
Held for trading	4,757	1,246	5,190	5,180
Available for sale	1,744,386	1,968,182	3,461,877	2,732,074
Loans and Receivable	268,083	5,823	6,106	13,104
Equity instruments	322,375	327,532	329,375	333,055
Held for trading	—	—	27	32
Available for sale	322,375	327,532	329,348	333,023

	As of September 30, 2017 Unaudited	As of December 31,(*)
		2016	2015 Unaudited Restated	2014 Unaudited Recalculated
	(in Euro thousands)
Units in UCITS	11,547	23,899	12,545	14,511
Held for trading	—	—	—	1,591
Available for sale	11,547	23,899	12,545	12,920
Total(1)	2,351,148	2,326,682	3,815,093	3,097,924
of which:
Held for trading	4,757	1,246	5,217	6,803
Available for sale	2,078,308	2,319,613	3,803,770	3,078,017
Loans and Receivable	268,083	5,823	6,106	13,104

(1)	Balance sheet items 20 (net of derivatives), 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.
(*)	Figures reclassified from 2016 Audited Consolidated Financial Information, from 2015 Unaudited Restated Consolidated Financial Information, from 2014 Unaudited Recalculated Consolidated Financial Information.

The following tables provide a breakdown by Company of the Group’s securities portfolio as of September 30, 2017, December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of September 30, 2017(*) Unaudited
	Financial assets held for trading	Financial assets available for sales	Loans to customers	Total
	(in Euro thousands)
1. Debt securities	4,757	1,744,386	268,083	2,017,226

Banks	88	—	—	88
ITALY	5	—	—	5
IBRD INTERNATIONAL BANK FOR RECONST	83	—	—	83
Governments	4,662	1,699,397	—	1,704,059
ITALY	4,662	1,699,397	—	1,704,059
Other public entities	—	—	442	442
ITALY	—	—	442	442
Financial companies	6	44,989	267,641	312,636
USA	2	—	—	2
ITALY	—	44,989	267,641	312,629
NETHERLANDS	4	—	—	4
Non financial companies	1	—	—	1
LUXEMBURG	1	—	—	1
2. Equity instruments	—	322,375	—	322,375

Central banks	—	302,375	—	302,375
ITALY	—	302,375	—	302,375
Banks	—	342	—	342
ITALY	—	342	—	342
Financial companies	—	9,403	—	9,403
ITALY	—	7,395	—	7,395
USA	—	2,008	—	2,008
Non financial companies	—	10,254	—	10,254
—BELGIUM	—	59	—	59
ITALY	—	10,195	—	10,195
Other issuer	—	1	—	1
ITALY	—	1	—	1
3. Units in UCITS	—	11,547	—	11,547

Financial companies	—	11,547	—	11,547
CAYMAN ISLANDS	—	1,661	—	1,661
ITALY	—	9,886	—	9,886

Total Securities	4,757	2,078,308	268,083	2,351,148

(*)	Analyses prepared by the Company.

	As of December 31, 2016(*)
	Financial assets held for trading	Financial assets available for sales	Loans to banks	Loans to customers	Total
	(in Euro thousands)
1. Debt securities	1,246	1,968,182	5,319	504	1,975,251

Banks	89	—	—	—	5,408
ITALY	5	—	—	—	5,324
IBRD INTERNATIONAL BANK FOR RECONST	84	—	—	—	84
Governments	1,156	1,968,182	—	—	1,969,338
ITALY	1,156	1,968,182	—	—	1,969,338
Other public entities	—	—	—	504	504
ITALY	—	—	—	504	504
Financial companies	1	—	—	—	51
USA	1	—	—	—	1
Non-financial companies	—	—	—	—	—
ITALY	—	—	—	—	—
LUXEMBOURG	—	—	—	—	—
2. Equity instruments	—	327,532	—	—	327,532

Central banks	—	302,375	—	—	302,375
ITALY	—	302,375	—	—	302,375
Banks	—	345	—	—	345
ITALY	—	846	—	—	846
Financial companies	—	105,054	—	—	105,045
ITALY	—	8,931	—	—	8,931
USA	—	1,574	—	—	1,574
Non-financial companies	—	14,306	—	—	14,306
BELGIUM	—	58	—	—	58
ITALY	—	14,248	—	—	14,248
CANADA	—	—	—	—	—
Other issuer	—	1	—	—	1
ITALY	—	1	—	—	1
3. Units in UCITS	—	23,899	—	—	23,899

Financial companies	—	23,899	—	—	23,899
CAYMAN ISLANDS	—	1,806	—	—	1,860
FRANCE	—	3,274	—	—	3,274
ITALY	—	18,765	—	—	18,765

Total Securities	1,246	2,319,613	5,319	504	2,326,682

(*)	Analyses prepared by the Company.

	As of December 31, 2015 Unaudited Restated(*)
	Financial assets held for trading	Financial assets available for sales	Loans to banks	Loans to customers	Total
	(in Euro thousands)
1. Debt securities	5,190	3,461,877	5,477	629	3,473,173

Banks	87	17,286	5,477	—	22,850
ICELAND	—		—	—	—
ITALY	8	10,324	—	—	15,809
UK	—	6,962	—	—	6,962
IBRD INTERNATIONAL BANK FOR RECONST	79	—	—	—	79
Governments	5,096	3,444,591	—	—	3,449,687
ARGENTINA	77	—	—	—	77
GREECE	—	—	—	—	—
ITALY	5,019	3,444,591	—	—	3,449,610
Other public entities	—	—	—	629	629
ITALY	—	—	—	629	629
Financial companies	7	—	—	—	7
USA	7	—	—	—	7
Non-financial companies	—	—	—	—	—
ITALY	—	—	—	—	—
LUXEMBOURG	—	—	—	—	—
2. Equity instruments	27	329,348	—	—	329,375

Banche centrali	—	302,375	—	—	302,375
ITALY	—	302,375	—	—	302,375
Banks	—	375	—	—	375
ITALY	—	375	—	—	375
Financial companies	1	12,36	—	—	12,361
ITALY	—	7,836	—	—	7,836
UK	—	4,298	—	—	4,298
USA	1	226	—	—	227
Non-financial companies	26	14,237	—	—	14,263
BELGIUM	—	58	—	—	58
ITALY	17	14,179	—	—	14,196
USA	9	—	—	—	9
CANADA	—	—	—	—	—
Other issuer	—	1	—	—	1
ITALY	—	1	—	—	1
3. Units in UCITS	—	12,545	—	—	12,545

Financial companies	—	12,545	—	—	12,545
CAYMAN ISLANDS	—	1,801	—	—	1,801
FRANCE	—	3,174	—	—	3,174
ITALY	—	7,570	—	—	7,570

Total Securities	5,217	3,803,770	5,477	629	3,815,093

(*)	Analyses prepared by the Company.

	As of December 31, 2014 Unaudited Recalculated(*)
	Financial assets held for trading	Financial assets available for sales	Loans to banks	Loans to Customers	Total
	(in Euro thousands)
1. Debt securities	5,180	2,732,074	9,876	3,228	2,750,358

Banks	161	46,019	9,876	—	560,546
IBRD Bank for Reconstruction and Development	68	—	—	—	68
FRANCE	85	—	—	—	85
ICELAND	—	—	—	—	—
ITALY	8	39,094	9,876	—	48,978
UK	—	69,254	—	—	69,254
Governments	5,014	—	2,686,055	—	2,691,069
ARGENTINE	63	—	—	—	63
GREECE	—	—	—	—	—
ITALY	4,952	—	2,686,055	—	2,691,007
Other public entities	—	—	—	754	754
ITALY	—	—	—	754	754
Financial companies	—	—	—	2,474	2,474
ITALY	—	—	—	2,474	2,474
Non-financial companies	—	—	—	—	—
ITALY	—	—	—	—	—
LUXEMBOURG	—	—	—	—	—
Other issuer	5	—	—	—	5
IDLI—INTERNATIONAL DEVELOPMENT LAW INSTITUTE	5	—	—	—	5
LUXEMBOURG	—	—	—	—	—
2. Equity instruments	32	333,023	—	—	333,055

Central Banks	—	302,375	—	—	302,375
ITALY	—	302,375	—	—	302,375
Banks	—	18,559	—	—	18,559
ITALY	—	18,559	—	—	18,559
Financial companies	1	5,721	—	—	5,720
ITALY	—	5,552	—	—	5,552
UK	—	—	—	—	—
USA	1	169	—	—	170
Non-financial companies	310	63,634	—	—	63,944
BELGIUM	—	57	—	—	57
ITALY	234	6,306	—	—	6,329
USA	8	—	—	—	9
Other issuer	—	5	—	—	5
BELGIUM	—	—	—	—	—
IDLI—INTERNATIONAL DEVELOPMENT LAW INSTITUTE	—	5	—	—	5
ITALY	—	1	—	—	—
3. Units in UCITS	1,591	12,920	—	—	14,511

Financial companies	1,591	12,877	—	—	144,684
CAYMAN ISLANDS	—	1,615	—	—	1,615
FRANCE	—	6,337	—	—	6,337
GERMANY	1,591	—	—	—	1,591
ITALY	—	4,925	—	—	4,925
Other issuer	—	43	—	—	43
LUXEMBOURG	—	43	—	—	43

Total Securities	6,803	3,078,017	9,876	3,228	3,097,924

(3)	Analyses prepared by the Company.

Time breakdown of financial assets by contractual term to maturity

The following tables set forth the time breakdown by contractual residual maturity of the Group’s securities portfolio as September 30, 2017 and as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated).

	As of September 30, 2017 Unaudited
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets	3,406,591	6,176	102,719	1,013,667	792,451	520,336	875,601	5,601,019	7,759,814	1,854,971
Government securities	767	—	91,585	785,114	162,049	4,575	5,337	52,500	625,087	—
Other debt securities	242	63	—	—	—	—	63	320	271,922	44,989
Units in UCITS	11,547	—	—	—	—	—	—	—	—	—
Financing	3,394,035	6,113	11,134	228,553	630,402	515,761	870,201	5,548,199	6,862,805	1,809,982
—Banks	721,198	—	—	105,316	1,333	—	—	9,870	76,481	1,809,982
—Customers	2,672,837	6,113	11,134	123,237	629,069	515,761	870,201	5,538,329	6,786,324	—

	As of December 31, 2016
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets	3,288,855	32,017	21,493	144,029	578,172	906,427	1,298,649	6,943,386	7,990,836	1,279,032
Government securities	524	—	—	—	220,741	86,024	409,607	630,517	625,102	1
Other debt securities	135	—	—	—	—	5,063	63	383	4,469	—
Units in UCITS	23,899	—	—	—	—	—	—	—	—	—
Financing	3,264,297	32,017	21,493	144,029	357,431	815,340	888,979	6,312,486	7,361,265	1,279,031
—Banks	598,986	—	—	—	—	—	—	10,905	64,520	1,279,031
—Customers	2,665,311	32,017	21,493	144,029	357,431	815,340	888,979	6,301,581	7,296,745	—

	As of December 31, 2015 Unaudited Restated
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets	4,064,087	1,091,781	47,290	393,329	758,307	1,706,235	2,066,193	6,816,029	8,871,222	517,924
Government securities	27,377	—	—	145,003	368,912	781,924	832,247	492,155	652,723	1
Other debt securities	136	—	—	—	3,400	63	7,041	12,439	4,506	—
Units in UCITS	12,545	—	—	—	—	—	—	—	—	—
Financing	4,024,029	1,091,781	47,290	248,326	385,995	924,248	1,226,905	6,311,435	8,213,993	517,923
—Banks	658,265	860	—	—	20,000	—	—	8,413	9,550	517,923
—Customers	3,365,764	1,090,921	47,290	248,326	365,995	924,248	1,226,905	6,303,022	8,204,443	—

	As of December 31, 2014 Unaudited Recalculated
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets	4,107,438	2,227,022	463,667	429,527	1,114,208	1,528,569	1,979,966	7,319,690	8,970,231	85,152
Government securities	376	—	455	—	450,253	164,840	883,104	975,369	165,239	—
Other debt securities	165	—	329	300	—	63	32,952	22,746	3,370	5
Units in UCITS	14,507	—	—	—	—	—	—	—	—	—
Financing	4,092,390	2,227,022	462,883	429,227	663,955	1,363,666	1,063,910	6,321,575	8,801,622	85,147
—Banks	636,147	—	—	—	20,000	—	—	7,761	—	85,147
—Customers	3,456,243	2,227,022	462,883	429,227	643,955	1,363,666	1,063,910	6,313,814	8,801,622	—

Breakdown of assets by currency

The following table sets forth the Group’s securities portfolio by currency as of December 31, 2016, 2015 (restated) and 2014 (recalculated).

	As of December 31, 2016
	USD	CHF	GBP	CAD	JPY	OTHER CURRENCIES
	(in Euro thousands)
Debt securities	—	—	—	—	—	—
Equity instruments	1,866	—	—	—	—	—
Loans to banks	22,446	1,062	1,094	286	991	1,364
Loans to customers	670,995	3,424	599	297	364	—
Other financial assets	—	—	—	—	—	—

Financial assets	695,307	4,486	1,693	583	1,355	1,364

	As of December 31, 2015 Unaudited Restated
	USD	CHF	GBP	CAD	JPY	OTHER CURRENCIES
	(in Euro thousands)
Debt securities	—	—	—	—	—	—
Equity instruments	1,816	—	—	—	—	—
Loans to banks	24,321	604	1,044	1,136	924	1,687
Loans to customers	722,430	4,062	2,312	278	1,024	—
Other financial assets	—	—	—	—	—	—

Financial assets	748,567	4,666	3,356	1,414	1,948	1,687

	As of December 31, 2014 Unaudited Recalculated
	USD	CHF	GBP	CAD	JPY	OTHER CURRENCIES
	(in Euro thousands)
Debt securities	—	—	—	—	—	—
Equity instruments	1,630	—	—	—	—	—
Loans to banks	35,217	1,895	1,366	1,147	1,334	3,412
Loans to customers	631,903	5,582	1,883	0	842	—
Other financial assets	—	—	—	—	—	—

Financial assets	668,75	7,477	3,249	1,147	2,176	3,412

Loan portfolio

The following tables provide a breakdown of the Group’s loans and receivables with banks and customers as of September 30, 2017 and December 31, 2016 (restated) and as of December 31, 2016, 2015 (restated) and 2014 (recalculated).

The following table provide a breakdown of the Group’s loan portfolio with banks and customers as of September 30, 2017 and as of December 31, 2016 (unaudited restated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(*)%
	(in Euro thousands)
Loans to banks(1)	2,657,408	1,886,695	40.8%
Loans to customers	16,674,630	17,721,321	-5.9%

Total	19,332,038	19,608,016	-1.4%

(*)	Analysis prepared by the Company on the basis of 2016 unaudited figures restated for a consistent presentation.
(1)	Net of debt securities classified as L&R, amounting to zero as of September 30, 2017 and to Euro 5,319 thousand as of December 31, 2016 (unaudited restated).

	As of December 31,			%
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated	2016 vs 2015 Unaudited Restated	2015 Unaudited Restated vs 2014 Unaudited Recalculated
	(in Euro thousands, except for percentages)
Loans to banks(1)	1,953,444	1,215,012	746,685	60.8%	62.7%
Loans to customers	18,246,327	21,439,988	24,302,388	-14.9%	-11.8%

Total	20,199,771	22,655,000	25,049,073	-10.8%	-9.6%

(1)	Net of debt securities classified as L&R, amounting to Euro 5,319 thousand as at December 31, 2016, to Euro 5,477 thousand as at December 31, 2015 (restated), to Euro 9,876 thousand as at December 31, 2014 (recalculated).

Loan portfolio by type of facility

Loans to customers mainly includes medium-to long-term loans, mortgages, other forms of lending and current accounts.

The following table presents the Group’s portfolio of loans to customers by type of facility as September 30, 2017 and as of December 31, 2016 (unaudited restated).

	As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)

	(in Euro thousands)
Current accounts	1,728,881	1,917,793
Loans	11,888,661	12,832,661
Credit cards, personal loans and fifth of salary-backed loans	73,035	73,469
Leasing	619,395	660,122
Factoring	81,835	96,545
Other loans	2,014,740	2,140,227
Debt securities	268,083	504

Total	16,674,630	17,721,321

(1)	2016 unaudited figures restated for a consistent presentation.

The following table presents the Group’s portfolio of loans to customers by type of facility as of December 31, 2016, 2015 (restated) and 2014 (recalculated).

	As of December 31,
	2016	2015 Unaudited Restated	2014(*) Unaudited Recalculated
	(in Euro thousands)
Current accounts	1,917,793	2,380,804	2,553,203
Asset repurchase agreements	—	1,077,384	3,699,294
Loans	12,832,661	13,782,661	13,953,362
Credit cards, personal loans and fifth of salary-backed loans	598,325	613,084	626,155
Leasing	660,122	705,509	742,554
Factoring	96,545	114,821	100,841
Other loans	2,140,377	2,765,096	2,623,751
Debt securities	504	629	3,228

Total	18,246,327	21,439,988	24,302,388

(*)	Analysis prepared by the Company.

Loan portfolio by maturity

The following tables present the time breakdown by contractual residual maturity of the Group’s loan portfolio as of September 30, 2017 and as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated). The tables comprise financial assets included in all categories and accounted for at their contractual value.

	As of September 30, 2017 Unaudited
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets
—Banks	721,198	—	—	105,316	1,333	—	—	9,870	76,481	1,809,982
—Customers	2,672,837	6,113	11,134	123,237	629,069	515,761	870,201	5,538,329	6,786,324	—

Total	3,394,035	6,113	11,134	228,553	630,402	515,761	870,201	5,548,199	6,862,805	1,809,982

	As of December 31, 2016
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets
—Banks	598,986	—	—	—	—	—	—	10,905	64,520	1,279,031
—Customers	2,665,311	32,017	21,493	144,029	357,431	815,340	888,979	6,301,581	7,296,745	—

Total	3,264,297	32,017	21,493	144,029	357,431	815,340	888,979	6,312,486	7,361,265	1,279,031

	As of December 31, 2015 Unaudited Restated
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets
—Banks	658,265	860	—	—	20,000	—	—	8,413	9,550	517,923
—Customers	3,365,764	1,090,921	47,290	248,326	365,995	924,248	1,226,905	6,303,022	8,204,443	—

Total	4,024,029	1,091,781	47,290	248,326	385,995	924,248	1,226,905	6,311,435	8,213,993	517,923

	As of December 31, 2014 Unaudited Recalculated
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Balance-sheet assets
—Banks	636,147	—	—	—	20,000	—	—	7,761	—	85,147
—Customers	3,456,243	2,227,022	462,883	429,227	643,955	1,363,666	1,063,910	6,313,814	8,801,622	—

Total	4,092,390	2,227,022	462,883	429,227	663,955	1,363,666	1,063,910	6,321,575	8,801,622	85,147

Credit exposures to customers by business segment

The following tables set forth information about the breakdown of on-balance sheet exposures to customers of the Group by business segment as of September 30, 2017 and as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated). Exposures include all on-balance sheet financial assets claimed from customers, irrespective of their portfolio allocation.

	as of September 30, 2017 Unaudited
	Governments		Other public entities			Financial companies			Insurance companies	Non-financial companies			Other entities
	Net exposure	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	x	—	—	x	7,793	27,791	—	—	—	760,675	1,654,585	—	251,307	291,191
Unlikely to pay	—	x	404	954	x	166,577	81,336	—	—	—	1,987,635	765,837	—	174,686	54,818
Non-performing past due exposures	—	x	—	—	x	49,262	11,602	—	4	1	55,358	5,114	—	24,798	3,039
Performing exposures	1,744,025	40	605,125	—	604	1,174,478	—	5,223	—	—	6,303,110	—	69,157	5,659,594	—

	as of December 31, 2016
	Governments		Other public entities			Financial companies			Insurance companies	Non-financial companies			Other entities
	Net exposure	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	x	—	—	x	12,416	31,350	—	—	1,021,723	1,975,944	—	342,994	341,181	—
Unlikely to pay	—	x	1,118	227	x	127,507	81,072	—	—	2,193,934	822,210	—	201,853	59,036	—
Non-performing past due exposures	—	x	12	5	x	41	17	—	—	67,363	13,166	—	33,249	6,478	—
Performing exposures	2,028,072	59	699,217	—	698	996,661	—	6,157	4	6,720,800	—	115,925	5,768,697	—	13,677

	as of December 31, 2015 Unaudited Restated
	Governments		Other public entities			Financial companies			Non-financial companies			Other entities
	Net exposure	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	x	—	—	x	9,734	31,968	x	1,033,284	1,768,217	x	347,453	320,190	x
Unlikely to pay	—	x	1,880	5,858	x	146,679	64,645	x	1,975,794	652,837	x	143,600	43,329	x
Non-performing past due exposures	—	x	49	—	x	2,421	310	x	159,251	30,800	x	75,096	10,195	x
Performing exposures	3,535,723	85	814,858	x	817	2,405,624	x	6,663	8,207,505	0	125,735	6,030,732	x	12,888

	as of December 31, 2014 Unaudited Recalculated
	Governments		Other public entities			Financial companies			Non-financial companies			Other entities
	Net exposure	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	x	—	—	x	8,263	29,033	x	943,568	1,509,121	x	334,705	283,925	x
Doubtful loans	—	x	674	5,342	x	173,366	48,047	x	1,864,933	545,021	x	262,657	125,586	x
Restructured exposures	—	x	—	—	x	2,467	481	x	145,659	33,769	x	19,069	3,320	x
Impaired past due exposures	—	x	—	51	x	197	65	x	93,098	16,716	x	55,429	8,329	x
Other exposures	2,812,965	120	823,304	x	824	4,845,024	x	5,583	8,100,822	x	188,138	6,514,120	x	16,455

Exposures to banks by geographic area

The following tables set forth the geographic breakdown of the Group’s on-balance sheet exposure to banks based on the country of the borrower or ultimate guarantor of the exposure as of September 30, 2017 and as of December 31, 2016, 2015 (unaudited restated), and 2014 (unaudited recalculated). Exposures include all on-balance sheet financial assets claimed from banks, irrespective of their portfolio allocation.

	As of September 30, 2017 Unaudited
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	—	—	—	9,870	8,157	—	—	—	—
Unlikely to pay	—	—	—	—	—	—	—	—	—	—
Non-performing past due exposures	—	—	—	—	—	—	—	—	—	—
Performing exposures	2,065,985	—	622,885	—	23,105	—	2,220	—	292	—

Total	2,065,985	—	622,885	—	32,975	8,157	2,220	—	292	—

	As of December 31, 2016
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	—	—	—	10,905	7,813	—	—	—	—
Unlikely to pay	—	—	—	—	—	—	—	—	—	—
Non-performing past due exposures	—	—	—	—	—	—	—	—	—	—
Performing exposures	1,412,167	—	493,808	—	36,269	—	5,125	—	583	—

Total	1,412,167	—	493,808	—	47,174	7,813	5,125	—	583	—

	As of December 31, 2015 Unaudited Restated
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	—	—	986	8,413	9,956	—	—	—	—
Unlikely to pay	—	—	—	—	—	—	—	—	—	—
Non-performing past due exposures	—	—	—	—	—	—	—	—	—	—
Performing exposures	604,318	—	594,700	—	28,786	—	1,092	—	556	—

Total	604,318	—	594,700	986	37,199	9,956	1,092	—	556	—

	As of December 31, 2014 Unaudited Recalculated
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Esposizione netta	Rettifiche di valore complessive
	(in Euro thousands)
On-balance sheet exposures
Bad loans	—	—	—	986	7,761	10,260	—	—	—	—
Unlikely to pay	—	—	—	—	—	—	—	—	—	—
Non-performing past due exposures	—	—	—	—	—	—	—	—	—	—
Performing exposures	204,197	—	543,627	—	38,013	—	1,527	—	757	—

Total	204,197	—	543,627	986	45,774	10,26	1,527	—	757	—

Exposures to customers by geographic area

The following tables set forth the geographic breakdown of the Group’s on-balance sheet exposure to customers based on the country of the borrower or ultimate guarantor of the exposure as of September 30, 2017 and as of December 31, 2016, 2015 (unaudited restated) and 2014 (unaudited recalculated). Exposures include all on-balance sheet financial assets, claimed from customers, irrespective of their portfolio allocation.

	As of September 30, 2017 Unaudited
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	992,780	1,944,481	24,369	25,609	2,612	3,463	—	—	12	14
Unlikely to pay	2,325,040	901,513	3,939	1,352	140	32	—	—	182	48
Non-performing past due exposures	129,264	19,744	152	11	3	1	2	—	1	—
Performing exposures	15,390,862	81,267	90,661	7,996	2,464	5	1,658	5	687	3

Total	18,837,947	2,947,006	119,122	34,967	5,219	3,501	1,660	5	882	65

	As of December 31, 2016
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	1,357,723	2,321,957	16,916	23,003	2,479	3,504	—	—	15	11
Unlikely to pay	2,444,193	927,809	76,157	24,617	1	1	—	—	4,061	10,118
Non-performing past due exposures	100,220	19,570	440	94	2	1	1	1	2	—
Performing exposures	16,092,145	126,753	99,645	9,642	3,510	3	17,282	116	869	2

Total	19,994,281	3,396,089	193,158	57,356	5,992	3,509	17,283	117	4,947	10,131

	As of December 31, 2015 Unaudited Restated
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	1,368,614	2,092,450	19,417	24,430	2,427	3,481	—	—	13	14
Unlikely to pay	2,199,551	742,951	68,213	23,687	2	14	—	—	187	17
Non-performing past due exposures	235,944	41,224	780	74	3	—	1	—	89	7
Performing exposures	20,857,318	127,985	104,671	11,039	4,744	22	19,889	523	7,820	6,619

Total	24,661,427	3,004,610	193,081	59,23	7,176	3,517	19,89	523	8,109	6,657

	As of December 31, 2014 Unaudited Recalculated
	Italy		Other European countries		America		Asia		Rest of the world
	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
	(in Euro thousands)
On-balance sheet exposures
Bad loans	1,266,816	1,796,563	19,047	23,201	656	2,299	—	—	17	16
Watchlist loans	2,225,053	713,681	74,167	9,804	2,409	511	—	—	1	—
Restructured loans	167,195	37,570	—	—	—	—	—	—	—	—
Past due loans	147,767	25,030	956	130	1	1	—	—	—	—
Other exposures	22,985,262	193,726	77,932	10,222	4,103	16	20,222	613	8,716	6,543

Totale	26,792,093	2,766,570	172,102	43,357	7,169	2,827	20,222	613	8,734	6,559

Balance-sheet exposure to customers: changes in overall value adjustments

The following tables show the change in overall value adjustments of the Group’s exposures to customers for the nine month period ended September 30, 2017 and for the years ended December 31, 2016, 2015 (restated) and 2014 (recalculated).

	As of September 30, 2017 Unaudited(*)
	Bad loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening balance: total write-downs	2,348,475	962,545	19,666
—of which: sold but not derecognised	10,751	25,248	1,734
B. Increases	605,418	177,530	17,014
B.1 write-downs	316,685	155,803	16,533
B.2 losses on disposal	125,366	13,584	—
B.3 transfers from other categories of non-performing exposures	109,534	8,000	329
B.4 other increases	53,833	143	152
C. Decreases	980,326	237,129	16,925
C.1 write-backs from valuation	63,395	41,335	3,089
C.2 write-backs from collection	16,649	22,163	4,448
C.3 profit on disposals	27,413	—	—
C.4 write-offs	746,707	51,311	138
C.5 transfers to other non-performing exposures	23	108,704	9,136
C.6 other decreases	126,139	13,616	114
D. Closing balance: total write-downs	1,973,567	902,946	19,755
—of which: sold but not derecognised	10,751	25,248	1,734

(*)	Analysis prepared by the Company.

	As of December 31, 2016
	Bad loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening balance: total write-downs	2,120,375	766,669	41,305
—of which: sold but not derecognised	9,063	510	117
B. Increases	506,128	417,683	17,065
B.1 write-downs	307,466	397,15	16,683
B.2 losses on disposal	257	89	—
B.3 transfers from other categories of non-performing exposures	105,195	20,376	271
B.4 other increases	93,21	68	111
C. Decreases	278,028	221,807	38,704
C.1 write-backs from valuation	90,295	70,58	1,463
C.2 write-backs from collection	26,497	36,439	12,643
C.4 write-offs	158,841	12,07	1,266
C.5 transfers to other non-performing exposures	132	102,56	23,153
C.6 other decreases	2,263	158	179
D. Closing balance: total write-downs	2,348,475	962,545	19,666
—of which: sold but not derecognised	10,751	25,248	1,734

	As of December 31, 2015 Unaudited Restated
	Bad loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening balance: total write-downs	1,822,077	761,566	25,161
—of which: sold but not derecognised	8,333	861	120
B. Increases	452,19	345,416	37,551
B.1 write-downs	248,419	337,109	35,642
B.2 losses on disposal	—	—	—
B.3 transfers from other categories of non-performing exposures	109,282	8,175	1,702
B.4 other increases	94,489	132	207
C. Decreases	153,892	340,313	21,407
C.1 write-backs from valuation	56,802	44,08	1,340
C.2 write-backs from collection	22,159	105,674	9,412
C.3 gains on disposal	—	—	—
C.4 write-offs	73,886	81,812	26
C.5 transfers to other non-performing exposures	54	108,697	10,408
C.6 other decreases	991	50	221
D. Closing balance: total write-downs	2,120,375	766,669	41,305
—of which: sold but not derecognised	9,063	510	117

	As of December 31, 2014 Unaudited Recalculated(*)
	Bad loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening balance: total write-downs	1,486,735	522,82	36,109
—of which: sold but not derecognised	7,083	585	106
B. Increases	519,765	423,554	3,855
B.1 write-downs	299,176	414,683	660
B.2 losses on disposal	—	—	—
B.3 transfers from other categories of non-performing exposures	131,211	8,764	85
B.4 other increases	89,378	107	3,110
C. Decreases	184,421	184,808	14,803
C.1 write-backs from valuation	52,892	31,232	2,908
C.2 write-backs from collection	19,098	10,31	—
C.3 gains on disposal	—	—	—
C.4 write-offs	111,723	4,119	74
C.5 transfers to other non-performing exposures	205	139,108	747
C.6 other decreases	503	39	11,074
D. Closing balance: total write-downs	1,822,079	761,566	25,161
—of which: sold but not derecognised	8,333	861	120

(*)	Analysis prepared by the Company.

Balance sheet credit exposures to banks: changes in overall write drowns

The following tables set forth the changes in overall write drowns related to credit exposures to bank for the nine month period ended September 30, 2017 and for the years ended December 31, 2016, 2015 (unaudited and restated), 2014 (unaudited and recalculated).

	For the nine month period ended September 30, 2017 Unaudited(*)
	Bad Loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening total write-downs	7,813	—	—
—of which: sold but not derecognized	—	—	—
B. Increases	507	—	—
B.1 write-downs	249	—	—
B.2 losses on disposal	—	—	—
B.3 transfers from other categories of non-performing exposures	—	—	—
B.4 other increases	258	—	—
C. Decreases	163	—	—
C.1 write-backs from valuation	163	—	—
C.2 write-backs from collection	—	—	—
C.3 gains on disposal	—	—	—
C.4 write-offs	—	—	—
C.5 transfers to other non-performing exposures	—	—	—
C.6 other decreases	—	—	—
D. Total gross write-downs	8,157	—	—
—of which: sold but not derecognised	—	—	—

(*)	Analysis prepared by the Company.

	2016
	Bad Loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening total write-downs	10,942	—	—
—of which: sold but not derecognized	—	—	—
B. Increases	348	—	—
B.1 write-downs	—	—	—
B.2 losses on disposal	—	—	—
B.3 transfers from other categories of non-performing exposures	—	—	—
B.4 other increases	348	—	—
C. Decreases	3,477	—	—
C.1 write-backs from valuation	2,491	—	—
C.2 write-backs from collection	—	—	—
C.3 gains on disposal	—	—	—
C.4 write-offs	986	—	—
C.5 transfers to other non-performing exposures	—	—	—
C.6 other decreases	—	—	—
D. Total gross write-downs	7,813	—	—
—of which: sold but not derecognised	—	—	—

	2015 Unaudited Restated
	Bad Loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening total write-downs	11,246	—	—
—of which: sold but not derecognized	—	—	—
B. Increases	348	—	—
B.1 write-downs	—	—	—
B.2 losses on disposal	—	—	—
B.3 transfers from other categories of non-performing exposures	—	—	—
B.4 other increases	348	—	—
C. Decreases	652	—	—
C.1 write-backs from valuation	652	—	—
C.2 write-backs from collection	—	—	—
C.3 gains on disposal	—	—	—
C.4 write-offs	—	—	—
C.5 transfers to other non-performing exposures	—	—	—
C.6 other decreases	—	—	—
D. Total gross write-downs	10,942	—	—
—of which: sold but not derecognised	—	—	—

	2014 Unaudited Recalculated(*)
	Bad Loans	Unlikely-to-pay	Non-performing past due exposures
	(in Euro thousands)
A. Opening total write-downs	10,963	2,829	—
—of which: sold but not derecognized	—	—	—
B. Increases	435	1,541	—
B.1 write-downs	87	166	—
B.2 losses on disposal	—	—	—
B.3 transfers from other categories of non-performing exposures	—	—	—
B.4 other increases	348	1,375	—
C. Decreases	152	4,370	—
C.1 write-backs from valuation	152	1,375	—
C.2 write-backs from collection	—	—	—
C.3 gains on disposal	—	—	—
C.4 write-offs	—	2,995	—
C.5 transfers to other non-performing exposures	—	—	—
C.6 other decreases	—	—	—
D. Total gross write-downs	11,246	—	—
—of which: sold but not derecognised	—	—	—

(*)	Analysis prepared by the Company.

Time breakdown of financial liabilities by contractual term of maturity

The following tables set forth the time breakdown of financial liabilities by contractual term of maturity as of September 30, 2017 and as of December 31, 2016, 2015 (unaudited and restated), 2014 (unaudited and recalculated).

	As of September 30, 2017 Unaudited
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Deposits and current accounts	12,275,379	13,793	19,138	66,007	355,001	314,307	260,856	508,381	—	—
—Banks	89,273	—	—	—	—	—	—	—	—	—
—Customers	12,186,106	13,793	19,138	66,007	355,001	314,307	260,856	508,381	—	—
Debt securities	12,641	19,099	725	143,710	97,426	483,016	383,033	2,340,816	937,474	160,000
Other liabilities	172,746	—	—	—	230,727	4,567	22,030	3,647,480	199,735	—

Balance-sheet liabilities	12,460,766	32,892	19,863	209,717	683,154	801,890	665,919	6,496,677	1,137,209	160,000

	As of December 31, 2016
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Deposits and current accounts	11,880,240	16,542	21,322	84,291	181,228	263,915	417,280	349,676	—	—
—Banks	28,997	—	—	—	—	—	—	—	—	—
—Customers	11,851,243	16,542	21,322	84,291	181,228	263,915	417,280	349,676	—	—
Debt securities	21,836	284	247	27,824	653,754	208,207	624,225	3,242,771	970,350	160,000
Other liabilities	168,311	351,226	1,258	2,160	1,220	20,249	30,446	3,153,372	236,965	—

Balance-sheet liabilities	12,070,387	368,052	22,827	114,275	836,202	492,371	1,071,951	6,745,819	1,207,315	160,000

	As of December 31, 2015 Unaudited Restated
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Deposits and current accounts	13,278,490	34,666	29,257	67,058	173,768	393,986	326,581	548,122	—	—
—Banks	13,971	—	3,062	6,124	—	—	—	—	—	—
—Customers	13,264,519	34,666	26,195	60,934	173,768	393,986	326,581	548,122	—	—
Debt securities	25,214	5,685	541	350,402	79,286	447,046	1,373,780	4,384,729	1,087,217	160,000
Other liabilities	198,207	527,683	1,290	250	1,356	19,648	24,113	2,468,396	270,446	—

Balance-sheet liabilities	13,501,911	568,034	31,088	417,710	254,410	860,680	1,724,474	7,401,247	1,357,663	160,000

	As of December 31, 2014 Unaudited Recalculated
	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
	(in Euro thousands)
Deposits and current accounts	14,055,361	23,811	31,714	42,562	109,648	274,326	565,794	816,119	—	—
—Banks	580,879	—	134	269	—	—	—	—	—	—
—Customers	13,474,482	23,811	31,580	42,293	109,648	274,326	565,794	816,119	—	—
Debt securities	149,051	11,568	925	49,237	1,075,141	444,172	841,060	5,343,184	1,020,738	160,000
Other liabilities	306,298	312,641	1,641	5,703	493,282	942,026	736,486	1,306,409	297,088	—

Balance-sheet liabilities	14,510,710	348,020	34,280	97,502	1,678,071	1,660,524	2,143,340	7,465,712	1,317,826	160,000

Secured credit exposures to customers

The following tables set forth a breakdown of the secured credit exposures to customers as of September 30, 2017 and as of December 31, 2016, 2015 (unaudited and restated) and 2014 (unaudited and recalculated). In the tables is also included the representation of the fair value, for both collateral and personal guarantees, considering as a cap the value of the guaranteed exposure, if greater, according to Bank of Italy circular 262/2005.

	As of September 30, 2017 Unaudited
	Net exposure	Collateral(1)				Personal guarantees(2)									Total (1)+(2)
						Credit derivatives					Signature loans
		Property, Mortgages	Property, finance leases	Securities	Other collateral		Other derivatives				Governments and central banks	Other public entities	Banks	Other entities
						CLN	Governments and central banks	Other public entities	Banks	Other entities
	(in Euro thousands)
1. Secured Balance Sheet credit exposures:	13,204,649	9,484,192	552,841	169,733	944,168	—	—	—	—	—	526,762	29,898	1,616	1,254,397	12,963,607
1.1. totally secured	12,545,901	9,150,778	552,300	158,733	932,608	—	—	—	—	—	526,762	27,991	1,604	1,112,132	12,462,908
—of which non-performing	2,465,111	1,634,976	109,742	1,855	506,376	—	—	—	—	—	—	431	1,229	128,722	2,383,331
1.2. partially secured	658,748	333,414	541	11,000	11,560	—	—	—	—	—	—	1,907	12	142,265	500,699
—of which non-performing	391,166	292,092	541	1,205	3,293	—	—	—	—	—	—	190	—	44,822	342,143
2. Secured off-Balance Sheet credit exposures:	345,305	131,960	—	18,457	19,166	—	—	—	—	—	—	49	—	167,543	337,175
2.1. totally secured	327,255	128,867	—	16,546	16,830	—	—	—	—	—	—	49	—	163,562	325,854
—of which non-performing	50,288	24,744	—	4,248	2,548	—	—	—	—	—	—	—	—	17,364	48,904
2.2. partially secured	18,050	3,093	—	1,911	2,336	—	—	—	—	—	—	—	—	3,981	11,321
—of which non-performing	6,117	3,093	—	1	25	—	—	—	—	—	—	—	—	85	3,204

	As of December 31, 2016
	Net exposure	Collateral(1)				Personal guarantees(2)									Total (1)+(2)
						Credit derivatives					Signature loans
		Property, Mortgages	Property, finance leases	Securities	Other collateral		Other derivatives				Governments and central banks	Other public entities	Banks	Other entities
						CLN	Governments and central banks	Other public entities	Banks	Other entities
	(in Euro thousands)
1. Secured Balance Sheet credit exposures:	14,071,629	10,309,270	590,813	182,959	798,940	—	—	—	—	—	528,165	30,329	2,626	1,318,503	13,761,605
1.1. totally secured	13,317,640	9,963,125	590,301	160,516	768,208	—	—	—	—	—	528,165	28,746	2,050	1,177,325	13,218,436
—of which non-performing	2,915,545	1,993,084	113,940	5,728	540,474	—	—	—	—	—	—	363	1,253	163,508	2,818,350
1.2. partially secured	753,989	346,145	512	22,443	30,732	—	—	—	—	—	—	1,583	576	141,178	543,169
—of which non-performing	460,887	304,913	512	5,680	8,158	—	—	—	—	—	—	192	—	53,517	372,972
2. Secured off-Balance Sheet credit exposures:	424,771	162,758	—	21,168	17,705	—	—	—	—	—	—	73	—	217,433	419,137
2.1. totally secured	395,779	158,142	—	19,479	16,433	—	—	—	—	—	—	73	—	201,589	395,716
—of which non-performing	68,656	34,983	—	4,814	2,233	—	—	—	—	—	—	—	—	26,626	68,656
2.2. partially secured	28,992	4,616	—	1,689	1,272	—	—	—	—	—	—	—	—	15,844	23,421
—of which non-performing	3,806	2,359	—	16	44	—	—	—	—	—	—	—	—	562	2,981

	As of December 31, 2015 Unaudited Restated
	Net exposure	Collateral(1)				Personal guarantees(2)									Total (1)+(2)
						Credit derivatives					Signature loans
		Property, Mortgages	Property, finance leases	Securities	Other collateral	CLN	Other derivatives				Governments and central banks	Other public entities	Banks	Other entities
							Governments and central banks	Other public entities	Banks	Other entities
	(in Euro thousands)
1. Secured Balance Sheet credit exposures:	16,265,074	11,175,753	633,596	1,298,568	864,234	—	—	—	—	—	509,286	31,205	2,563	1,563,749	16,078,954
1.1. totally secured	15,557,717	10,908,551	633,232	1,252,413	831,911	—	—	—	—	—	509,278	29,766	2,563	1,382,444	15,550,158
—of which non-performing	2,788,274	2,298,148	116,702	10,345	166,775	—	—	—	—	—	—	571	1,441	194,261	2,788,243
1.2. partially secured	707,357	267,202	364	46,155	32,323	—	—	—	—	—	8	1,439	0	181,305	528,796
—of which non-performing	406,495	238,315	364	30,838	4,745	—	—	—	—	—	—	200	0	74,874	349,336
2. Secured off-Balance Sheet credit exposures:	1,201,566	319,428	—	568,433	32,973	—	—	—	—	—	—	73	50	268,028	1,188,985
2.1. totally secured	1,161,919	318,353	—	566,295	25,620	—	—	—	—	—	—	73	50	251,423	1,161,814
—of which non-performing	140,392	104,030	—	4,291	3,333	—	—	—	—	—	—	—	—	28,739	140,393
2.2. partially secured	39,647	1,075	—	2,138	7,353	—	—	—	—	—	—	—	—	16,605	27,171
—of which non-performing	480	10	—	35	91	—	—	—	—	—	—	—	—	241	377

	As of December 31, 2014 Unaudited Recalculated
	Net exposure	Collateral(1)				Personal guarantees(2)									Total (1)+(2)
						Credit derivatives					Signature loans
		Property, Mortgages	Property, finance leases	Securities	Other collateral	CLN	Other derivatives				Governments and central banks	Other public entities	Banks	Other entities
							Governments and central banks	Other public entities	Banks	Other entities
	(in Euro thousands)
1. Secured Balance Sheet credit exposures:	19,721,108	33,147,479	937,346	3,903,778	850,259	—	—	—	—	—	634	33,182	1,591	1,582,091	40,456,360
1.1. totally secured	18,910,157	32,778,377	937,346	3,835,923	799,177	—	—	—	—	—	617	31,935	945	1,438,310	39,822,630
—of which non-performing	2,823,985	7,605,865	107,222	40,741	170,020	—	—	—	—	—	19	840	—	176,831	8,101,538
1.2. partially secured	810,951	369,102	—	67,855	51,082	—	—	—	—	—	17	1,247	646	143,781	633,730
—of which non-performing	457,608	301,976	—	53,818	40,766	—	—	—	—	—	—	—	—	61,642	458,202
2. Secured off-Balance Sheet credit exposures:	1,426,593	843,473	—	606,111	33,902	—	—	—	—	—	—	73	73	325,659	1,809,291
2.1. totally secured	1,377,269	840,937	—	602,280	27,976	—	—	—	—	—	—	73	—	303,082	1,774,348
—of which non-performing	167,593	268,919	—	4,592	2,609	—	—	—	—	—	—	—	—	26,839	302,959
2.2. partially secured	49,324	2,536	—	3,831	5,926	—	—	—	—	—	—	—	73	22,577	34,943
—of which non-performing	8,832	1,161	—	6	1,192	—	—	—	—	—	—	—	—	6,434	8,793

BUSINESS

Overview

We are one of the leading banking and credit groups in Italy. We operate predominantly in the banking sector, concentrating mainly on retail customers and SMEs. Our wide range of banking, financial and related activities include deposit taking, lending securities trading, leasing, factoring, consumer credit activities and distributing asset management products through bank branches. Our Group is also engaged in fiduciary services activities.

Geographically, our banking activities focus on the core regions of Northern Italy, in particular in the north western region of Liguria, in which we have operated for many years and where we have deep roots. As of September 30, 2017, 66.2% of our branches were located in Northern Italy (in particular, Liguria, Piedmont, Lombardy and Veneto). As of June 30, 2017, the Group held a leading position in Liguria, with a market share of 17.95% of total deposits and of 23.21% of total loans (Source: Bank of Italy, Matrice dei Conti, June 30, 2017 (figures based on customers’ residency)).

As of September 30, 2017, the personal financial advisory service dedicated to high net worth customers is staffed by a total of 98 private banking relationship managers and 508 affluent banking relationship managers.

In addition to the personal financial advisory service, our Group provides financial advisory services for businesses, through our network of 184 corporate banking advisors, of whom four are advisors for the large corporate segment and 180 for the mid corporate segment (organized into 95 teams) and 323 small business advisors.

For the nine-month periods ended September 30, 2017 and 2016, we generated net interest and other banking income of Euro 270,511 thousand and Euro 444,244 thousand, respectively. For the years ended December 31, 2016, 2015 and 2014 (restated), we generated net interest and other banking income of Euro 615,539 thousand, Euro 682,195 thousand and Euro 766,033 thousand, respectively. As of September 30, 2017, we had total direct deposits of Euro 18,263,368 thousand, compared with Euro 19,612,702 thousand as of December 31, 2016, as of September 30, 2017, we had total indirect deposits of Euro 21,281,350 thousand, compared with Euro 21,487,874 thousand as of December 31, 2016, and as of September 30, 2017 total net loans to customers amounted to Euro 16,674,630 thousand, compared with Euro 18,246,327 thousand as of December 31, 2016.

Our strategic targets for the 2017-2020 period are set out in our business plan, the details of which are summarized below. The business plan has four pillars: strengthening of capital, asset quality, operational efficiency and a commercial relaunch. The essential element of the business plan is the operation to strengthen our Group’s capital which, as early as the end of 2017, has the aim of re-establishing capital ratios above the current ECB targets. At the same time, we have set out a broad strategy to improve the quality of assets with significant action for de-risking and de-leveraging non-performing exposures (NPE). The deleveraging operation is accompanied by a renewed proactive approach to recovering NPLs.

Strategy

Our strategic targets for the 2017-2020 period are set out in our Business Plan, summarized below.

The Business Plan has four pillars: strengthening of capital, asset quality, operational efficiency and a commercial relaunch.

The essential element of the Business Plan is the operation to strengthen our Group’s capital, with the aim of, as early as 2017, re-establishing capital ratios above the current ECB targets. At the same time, we have set out a broad strategy to improve the quality of assets with significant action for de-risking and de-leveraging non-performing exposures (NPE). The deleveraging operation is accompanied by a renewed proactive approach to recovering NPLs.

After strengthening our capital, improving the quality of our assets, and achieving greater operational efficiency, we will be able to focus our attention on a commercial relaunch. This will enable the main aim of our strategic vision to be exploiting the strengths of the Company as a bank with a strong concentration on territories and core clients, above all in the retail sector, small businesses and SMEs.

For further information on the Business Plan, see “Annex D—The Carige Group’s 2017-2020 Business Plan”.

History and recent developments

Origins

The origins of the Company can be traced back to 1483 with the foundation of Monte di Pietà di Genova.

In 1991, pursuant to the Amato Law, which required the separation between ownership and management of public savings banks (casse di risparmio), Fondazione Carige contributed its banking business into a newly established joint stock company (società per azioni), the Company.

In response to the development of the competitive environment of the banking system, we developed from a local savings bank (cassa di risparmio) into a full-service bank listed on the Italian stock exchange, through our initial public offering in 1995, several subsequent capital increases between 1990 and 2008, the issuance of convertible and subordinated loans, and our development from a regional player into a network with nationwide distribution, through several new branch openings and through several acquisitions of banks and branch networks outside Liguria.

Over the years, the interest held by the Fondazione Carige gradually decreased and a stable core of Italian and foreign Shareholders, as well as a large number of private investors (more than 50,000), became part of our shareholder base.

2014 Comprehensive Assessment and measures adopted by us following the results of the Comprehensive Assessment

On October 26, 2014, the ECB, the EBA and the national regulatory authorities communicated the results of the Comprehensive Assessment. In particular, the result of the assessment was a CET 1 Ratio of 8.1% (on the basis of data as of December 31, 2013), taking into account the capital strengthening measures already adopted that amounted in total to Euro 1,021.2 million (of which Euro 799.3 million related to the capital increase concluded in July 2014 and approximately 221.9 million related to the new valuation of the participations held in the Bank of Italy).

In addition, the Comprehensive Assessment outcome, that included a stress test exercise, highlighted a 3.88% CET 1 Ratio for our Group after the AQR, with a capital shortfall of Euro 951.6 million as compared to the minimum requirement of 8% and a CET 1 Ratio of, respectively, 2.34% and -2.36% as compared to the minimum requirements of 8% and 5.5%, under the baseline and adverse scenarios of the stress test, respectively corresponding to a shortfall of Euro 1,321.1 million and Euro 1,834.6 million. By factoring in the Euro 1,021.2 million worth of capital arising from the key capital measures completed in the first nine months of 2014 (in particular (a) the capital increase of Euro 799.3 million completed in July 2014 and (b) a capital gain of approximately Euro 221.9 million from the accounting treatment of new shareholdings in the Bank of Italy), a post-AQR capital surplus of Euro 69.6 million was recorded with respect to the minimum requirements, while the shortfalls under the two different stress scenarios respectively amounted to Euro 299.9 million and Euro 813.4 million.

In order to cover the reported demand for additional capital in the amount of Euro 813.4 million as resulting from the Comprehensive Assessment, our then board of directors approved the adoption of a series of capital management measures included in the capital plan and, in particular (i) a capital increase for a value not lower than 500 million (subsequently increased up to Euro 850 million), (ii) our withdrawal from a number of non-core activities, especially our subsidiaries operating in the insurance business (Carige Vita Nuova and Carige Assicurazioni) and in the private banking sector (Banca Cesare Ponti and Creditis) and (iii) the purchase of minority interests in our banking subsidiaries.

On November 5, 2014, we submitted our capital plan for the related approval by the ECB, and with a decision dated March 10, 2015, in the framework of its SREP requirements, the ECB requested us to maintain a minimum 11.5% CET 1 Ratio target level, to be met at a consolidated level by the end of July 2015. Furthermore, the ECB notified us of the prohibition to distribute dividends until new communication after the periodic review and prudential assessment of the capital requirements.

In addition, by its decision of March 10, 2015, the ECB requested us to maintain a CET 1 Ratio target (Phased in) at a consolidated level of 11.5% and asked us to reach it by July 2015 and communicated that we cannot distribute dividends until the next communication following the periodical SREP (indeed, pursuant to our Business Plan we will not distribute dividends for the 2017-2020 period). By the same decision, the ECB also reminded us to implement the measures set forth under the business plan by the date envisaged therein (i.e. by the end of July). The relevant measures were the following: (a) a capital increase in an amount not lower than Euro 700 million (which was increased to Euro 850 million); (b) sale of our subsidiaries operating in the private banking and consumer credit sectors; and (c) the acquisition of the minority interests held in Cassa di Risparmio di Carrara, Cassa di Risparmio di Savona and Banca del Monte di Lucca.

Following the ECB’s approval of the capital plan, we adopted the requirements necessary to implement the planned capital increase and the other capital measures within the deadline requested by the Supervisory Authority (namely, within nine months from the date of publication of the Comprehensive Assessment results, which were published on October 26, 2014, as mentioned above).

The measures which we adopted following the results of the Comprehensive Assessment communicated by the European Central bank are set forth below.

Disposal of Carige Vita Nuova (currently named Amissima Vita) and Carige Assicurazioni (currently named Amissima Assicurazioni)

At its meeting of March 19, 2013, the board of directors of the Company, within the scope of the Group’s capital strengthening plan, resolved to include among the assets that could be valued for sale the holdings held in Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (formerly Carige Assicurazioni) (together, the “Insurance Companies”).

Subsequently, as well as the contents of the Bank of Italy letter of August 28, 2013, several contacts with investors interested in exploring the acquisition of the same and, lastly, in July 2014, the Company’s board of directors reviewed the proposals made by Talanx International AG, Itas Mutua and Apollo Management Holdings LP, resolving to initiate an exclusive trading phase with such party until September 30, 2014, then later extended until October 24, 2014.

The Company’s board of directors on October 21, 2014 therefore resolved to sell to Apollo Management Holdings LP the entire holding held by the Company in the Insurance Companies, approving the terms sales contract and the new commercial distribution agreements of insurance products.

On June 5, 2015, the Company and a company organized and owned by investment funds managed by affiliates of Apollo Global Management LLC, completed the transfer of the equity interest it held in the Insurance Companies, in accordance with the provisions envisaged in the transfer agreement entered into by such parties on October 28, 2014.

The Agreement established the transfer by us of equity interests held in Amissima Vita and Amissima Assicurazioni for an aggregate consideration of Euro 310 million, and the execution by us, jointly with other banks in the Group, of long-term agreements with Apollo regarding the distribution of life and non-life insurance products. See “Business—Material agreements—Sale of the shareholding in Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (formerly Carige Assicurazioni) and the related distribution agreement”.

Mergers by incorporation of Cassa di Risparmio di Savona, Cassa di Risparmio di Carrara, Columbus Carige Immobiliare and Immobiliare Carisa into Banca Carige

The deed of merger by incorporation of Cassa di Risparmio di Savona, Cassa di Risparmio di Carrara and Columbus Carige Immobiliare into the Company was entered into on November 16, 2015 in line with the provisions envisaged in the 2015-2019 Business Plan. The statutory effects of the merger by incorporation commenced as of November 23, 2015 for Cassa di Risparmio di Savona, as of December 14, 2015 for Cassa di Risparmio di Carrara, and as of December 31, 2015 for Columbus Carige Immobiliare, while the accounting and tax effects commenced as of January 1, 2015 for each of the abovementioned companies. Furthermore, the deed of merger by incorporation of Immobiliare Carisa into the Company was entered into on December 2, 2015 following the statutory effects of the deed of merger of Cassa di Risparmio di Savona into the Company.

Sale of the shareholding in Istituto Centrale delle Banche Popolari Italiane

On December 18, 2015, after receiving the relevant authorizations from the competent regulatory authorities, we completed the sale of our shareholding in Istituto Centrale delle Banche Popolari Italiane S.p.A. (“ICBPI”) (representing 2.204% of the total share capital) to Mercury Italy S.r.l. at a price of Euro 47.6 million. See “Business—Material Agreements—Sale of the shareholding in Istituto Centrale delle Banche Popolari Italiane”.

Sale of the shareholding in CartaSi

On January 18, 2016, the Company sold its entire shareholding in CartaSi S.p.A. (which represented 0.237% of the share capital) to ICBPI, for the total price of Euro 2,999,250.00 (Euro 13.33 per share). The sale generated a gross capital gain of Euro 2,370,950.0.

ECB Inspection in 2015

Starting from April 28, 2015, until July 24, 2015, an on-site inspection was carried out by the ECB, in the framework of the SREP with regard to risk management and risk appetite, which entailed an assessment of the functioning of the board of directors, the board of statutory auditors and an assessment of our Risk Appetite Framework. The results of the theme-based inspection were received on February 11, 2016. The areas identified which required improvement referred to monitoring the credit processes, the Risk Appetite Framework, information provided to the board of directors, the role of Risk Management and the organization of the Compliance function. We forwarded the working plan to the ECB on March 30, 2016, with details of the remediation activities currently being implemented. The remediation activities were performed with regard to the following areas: Risk Appetite Framework, information to the board of directors, the role of Risk Management and the organization of the Compliance function. The remediation activities included the following ones:

a)	Risk Management

With reference to the outcome of the on-site inspection of the Risk Management area, the planned remediation activities include: (i) the introduction of risk-adjusted metrics to achieve full alignment between the Risk Appetite Framework and remuneration policies, business policies and credit approval powers; (ii) the introduction into the ICAAP of a VaR model for operational risk and credit risk; (iii) the introduction into the ILAAP of specific liquidity and funding vulnerability tests; (iv) amendments to internal rules to ensure greater involvement of the CRO in the determination and monitoring of risk limits and the determination and revision of the Risk Appetite Framework limits; (v) revisions to regulations for Management Committees and a review of internal rules on related parties and significant transactions; (vi) preparation of a policy for the launch of new products; (vii) improvement to policies, methods and procedures to monitor the correct classification of credit and provisions set aside by the CRO area and an increase in the number of dedicated resources; (viii) strengthening of reporting and IT infrastructures and a review of rules on market risk limits; and (ix) completion of the inclusion of the funding plan in the maturity ladder and inclusion in the Risk Appetite Framework of a parameter for the survival period in relation to liquidity risk.

b)	Compliance

With reference to the outcome of the on-site inspection of the Compliance area, planned remediation activities included a review of the regulatory framework governing the adoption of remedies required by Compliance and respective follow-ups, definition of escalation procedures in case of the ineffectiveness of remedial action, prior evaluation of new products and procedures.

In the view of our Management, the action listed above has all been completed, save for strengthening of IT infrastructures relating to market risk oversight.

Supervisory Review and Evaluation Process—SREP 2015

On November 27, 2015, we received the ECB’s final decision on the outcomes of the annual SREP process conducted by it pursuant to the CRD IV.

By the SREP decision, the ECB requested that the Company maintain a minimum CET1 Ratio, at consolidated level, of 11.25%, below the previous 11.50% requirement reported in the month of March 2015.

In addition to the aforementioned capital requirement, the SREP decision also included:

(i)	the request to maintain a liquidity requirement of 90% of the LCR at consolidated level; and

(ii)	restrictions on the payment of dividends to Shareholders.

2016-2020 Business Plan

On June 29, 2016, the board of directors of the Company unanimously approved the 2016-2020 Business Plan, also taking into consideration the information contained in the ECB’s final decision that we received on May 17, 2016. The 2016-2020 Business Plan replaced in its entirety the previous 2015-2019 Business Plan.

Specifically, the 2016-2020 Business Plan was based on the following four areas of action: (i) strengthening the balance sheet, with particular reference to implementing a series of measures including, in particular, the disposal of part of the NPL portfolio amounting to approximately Euro 1.8 billion; (ii) improving efficiency through various measures which will concern the territorial network, the organizational structure, the technological infrastructure and the human resources management, (iii) refocusing the Company for the benefit of the Group’s traditional core areas, for example, Liguria and Tuscany, and (iv) the renewed commercial offer to customers.

In particular, the 2016-2020 Business Plan envisaged the disposal of a tranche of NPLs for not less than Euro 900 million within the end of 2016 and a further Euro 900 million in the second half of 2017; these measures should have been implemented while endeavoring to minimize the impacts on the income statement and maximizing the reduction of the Risk Weighted Assets (RWA).

The 2016-2020 Business Plan also envisaged a substantial strengthening of the unit dedicated to managing the NPLs, with a greater autonomy and upgraded with an increase of approximately 60 staff, in order to improve the operational capacity.

Furthermore, an improved mix of the sources of funding was envisaged with reference to the actions to strengthen the balance sheet, in order to decrease the average cost of funding. In addition, participation in the T-LTRO2 program was envisaged for up to approximately Euro 3.4 billion and an increase in the issuance of wholesale debt instruments.

Lastly, the 2016-2020 Business Plan envisaged further operations to strengthen capital, only to be implemented if deemed necessary, in order to achieve the goals envisaged by 2016-2020 Business Plan.

With regard to the initiatives to improve efficiency, the main initiatives were aimed at: (i) optimizing the distribution network with the closure of 106 branches to align the Group with market benchmark levels in terms of funding/lending volumes and the number of staff per branch; (ii) the evolution of the distribution model based on a higher degree of process automation and digitalization to free up resources to be dedicated to customer support and commercial activities; (iii) partial outsourcing of the ICT activities and the respective new investments throughout 2016-2020 Business Plan period to support the redefinition of the multichannel systems and to improve the risk management systems; and (iv) organizational processes relating to approximately 700 employees and measures aimed at achieving a workforce optimization, which entails hiring approximately 270 employees who would contribute with their new professional expertise to implementation of 2016-2020 Business Plan.

Refocusing the Group’s geographical presence was also envisaged to the benefit of the Group’s traditional core areas, such as Liguria and Tuscany, with a redefinition of the Group’s presence in the less strategic regions, such as the regions with a lower market share or with smaller economies of scale, and focusing on the customer growth activities in the retail segment, by adopting a dedicated service model and reducing exposure to the large corporate segment. A more extensive presence in the mass market and small business segments was envisaged with regard to the commercial offer supported by a digital multi service offering in order to favor cross-selling and to boost net commissions.

Lastly, an expanded offering of wealth management services dedicated to the private segment with a focus on higher value added customers and an expansion of the consumer lending offering to new customers was also envisaged.

Shareholders’ Meeting held on March 31, 2016

Our ordinary Shareholders’ meeting was held on March 31, 2016 and carried out the following actions: (i) appointed the new board of directors, comprised of 15 members, as well as its Chairman and the Deputy Chairman for the 2016-2018 three-year period; (ii) approved the financial statements as of and for the year ended December 31, 2015 of the Company resolving that the net loss of Euro 164,936,618.7 (a consolidated net loss of Euro 101,741,079 for 2015) be carried forward, and resolved to cover the 2014 operating loss carried forward for the amount of Euro 657,786,161.9 by using the share premium reserve (Euro 635,964,554.9) and the merger reserve (Euro 21,821,607); (iii) approved the Group’s 2016 remuneration policies, share-based compensation schemes and criteria for determining compensation in the event of early termination of employment or early dismissal from office. The Shareholders’ meeting also acknowledged disclosure of the implementation of the remuneration policies in force in 2015; and (iv) filled the vacancies in the board of statutory auditors, pursuant to Article 2401 of the Italian Civil Code, and in compliance with the provisions envisaged under article 26 of the Articles of Association, appointing Mr. Remo Dominici as alternate auditor, with his term of office expiring on the same date as for the other members of the board of statutory auditors, namely on the occasion of the Shareholders’ meeting convened to approve the financial statements as of December 31, 2016.

The extraordinary Shareholders’ meeting approved the proposed amendments to the Articles of Association, to ensure full compliance of the Articles text with the prevailing supervisory regulations on corporate governance for banking companies. These amendments supplement the amendments to the Articles of Association duly approved by the Shareholders’ meeting held on April 23, 2015.

Subscription of Atlante Fund

On April 29, 2016, we made an initial payment totaling Euro 7.9 million regarding the binding subscription commitment indicated above, with reference to the first investment transaction regarding the Atlante Fund’s subscription to the new issue shares of Banca Popolare di Vicenza S.p.A..

Lastly, during June 2016, we made a further payment totaling Euro 4.0 million against the binding subscription commitment indicated above, with reference to the subscription, by the Atlante Fund, to the new issue shares of Veneto Banca S.p.A..

During December 2016, we made a payment against the binding subscription commitment indicated above totaling Euro 4.315 million in order to finance the Atlante Fund’s investment transactions relating to the capital strengthening (an irrevocable payment to the future capital increase account) of the portfolio Banks (Veneto Banca S.p.A. and Banca Popolare di Vicenza S.p.A..

On May 2, 2017, we made a further payment totaling Euro 1.2 million against the binding subscription commitment indicated above, with reference to the investment transactions by the Atlante Fund II (in which the Atlante fund is an investor) regarding the “Project Cube” concerning the so-called good banks (Nuova Banca delle Marche S.p.A., Nuova Banca dell’Etruria e del Lazio S.p.A. and Nuova Cassa di Risparmio di Chieti S.p.A..

Lastly, during June 2017, we made a further payment totaling Euro 73 thousand against the binding subscription commitment indicated above, following the “Project Este” funding transaction in Nuova Cassa di Risparmio di Ferrara S.p.A. performed by the Atlante Fund II (in which the Atlante fund is an investor).

Supervisory Review and Evaluation Process—SREP 2016

On October 27, 2016, we received from the ECB a letter enclosing two draft decisions.

The first draft set out the outcomes of the annual Supervisory Review and Evaluation Process (SREP), and included a request from the ECB to the Company to maintain, for the year 2017, and at consolidated level, a TSCR of 11.25%, including a minimum total capital requirement of 8% and an additional total capital requirement of 3.25%.

The ECB also specified that the TSCR of 11.25% may be subject to review—in light of any future developments in the financial position of the credit institution, on a consolidated basis—once the non-performing exposures have been reduced to a sustainable level.

For the year 2017, the Company is also subject to an OCR that includes, in addition to the TSCR, the Combined Capital Buffer Requirement established by the Bank of Italy at 1.25%.

Furthermore, the ECB required a minimum CET1 Ratio of 9%, in addition to a Pillar 2 Guidance (“P2G”) of 2.25%, which intends to establish a guideline for the prospective development of the Group’s equity.

Lastly, the ECB requested that the Company maintain, at all times, a liquidity requirement of 90% of the Liquidity Coverage Ratio at consolidated level.

The second draft decision had envisaged that by January 31, 2017 the Company would submit to the ECB a strategic and operational plan for the reduction of NPLs, including an assessment of the impacts thereof on capital adequacy. The quantitative NPL reduction targets were represented, regardless of the class, as follows:

As of
	December 31, 2017	December 31, 2018	December 31, 2019
Gross NPLs (billions of euro)	max 5.5	max 4.6	max 3.7

We provided, within the assigned deadline of November 3, 2016, our comments on the two draft decisions.

On December 13, 2016 we reported received the ECB’s final decision on the prudential requirements and the NPL reduction plan. The SREP Decision 2016 confirmed for the year 2017 the indications set out in the draft with reference to the minimum CET1 Ratio (9%), Capital Guidance (2.25%), OCR (12.5%) and to a minimum Total SREP capital requirement (TSCR) of 11.25%, specifying that the latter may be subject to review once the level of non-performing exposures has been reduced. Furthermore, the same decision confirmed the minim Liquidity Coverage Ratio at 90%.

The BRRD Decision regarding non-performing loans, in accepting the observations made by us, has set forth minimum differentiated coverage ratios for the different classes of NPLs (63% for bad loans, 32% for unlikely-to-pay exposures and 18% for past due exposures), instead of the single coverage ratio for all the NPLs indicated in the draft decision. The ECB confirmed the quantity-related targets relating to the NPLs already set out in the draft decision, and postponed the deadline to February 28, 2017 within which the Company was required to submit a strategic and operational plan indicating the NPL reduction targets, the related implementation timeframe and the assessments regarding the Company’s capital adequacy.

The prudential requirements set out in this decision were determined also in light of the combined impact of the following separate conclusions on the management and coverage of the risks to which the Company was exposed at the time of the decision:

a)	the Company does not have fully valid, effective and complete strategies and processes to assess maintain and allocate its internal capital. The internal capital adequacy assessment process (ICAAP) was based on the previous 2014-2019 Strategic Plan, subsequently replaced, in June 2016, by the Business Plan, as requested by the ECB;

b)	the amount, type and allocation of the internal capital are not fully suitable to cover the nature and level of the risks to which we are exposed or may be exposed;

c)	the Company has not fully implemented solid strategies, policies, processes and systems to identify, measure, manage and monitor the liquidity risk on an adequate series of timeframes; and

d)	the Company has not fully implemented the measures, strategies, processes and mechanisms necessary to comply with all the requirements of the CRD IV and CRR. In addition, the measures, strategies, processes and mechanisms implemented by the Company do not fully ensure the adequate management and coverage of the risks.

Merger by incorporation of Banca Carige Italia S.p.A.

In line with the 2016-2020 Business Plan then applicable, on August 5, 2016, the board of directors approved the project for the merger by incorporation of Banca Carige Italia into the Company which was subsequently approved by the Bank of Italy and formalized on December 12, 2016, the merger by incorporation was formalized, with legal effect from December 19, 2016, and tax and accounting effect backdated to January 1, 2016.

Approval of the 2016-2020 Business Plan Update

On February 28, 2017, our board of directors unanimously approved the 2016-2020 Business Plan Update.

With regard to the actions and interventions set out in the commercial model and network set-up, on March 28, 2017, our board of directors approved the reorganization of the role and functions of the Chief Commercial Officer and territorial areas, as well as changes in the assigning of decision-making powers to commercial departments in relation to lending.

On April 28, 2017, our board of directors approved the disposal of a portfolio of NPLs in an amount of Euro 938.3 million, at a value at least consistent with the provisions of the 2016-2020 Business Plan, to a securitization vehicle, with the use of the State guarantee on securitization of NPLs (GACS) for the senior tranche. See “—Material Agreements—Sale of NPLs”.

On April 28, 2017, the board of directors approved the sale of a portfolio of NPLs amounting to approximately Euro 938.3 million to a securitization vehicle, using the Italian Government Guarantee Scheme (GACS) for the senior tranche. On May 30, 2017, the board of directors authorized such sale and approved the authorization process required by law to obtain the Italian State guarantee (GACS) on the senior tranche and sell the mezzanine and junior notes of the securitization. On June 16, 2017, the Group transferred a portfolio of non-performing loans, for a gross sum of Euro 938.3 million as of the cut-off date of 31 August 2016, to a special-purpose securitization vehicle, which on July 5, 2017 issued three different classes of notes (senior, mezzanine and junior). See “—Material Agreements— Sale of NPLs”.

Capital increase of Banca Cesare Ponti

At its meeting on February 21, 2017 the board of directors of the Company passed a resolution to increase by cash payment the share capital of the subsidiary Banca Cesare Ponti, through the issue of 6 million shares to be offered as an option to the sole shareholder at the price of Euro 2.00 each, with a total value of Euro 12 million (including Euro 6 million as the nominal value and Euro 6 million as the premium price). On February 24, 2017 the board of directors of Banca Cesare Ponti passed a similar resolution. Following authorization by the Supervisory Authority on July 26, 2017, the shareholders’ meeting of Banca Cesare Ponti S.p.A. passed a resolution to increase the share capital, which was fully subscribed and paid up by the parent company.

New securitization transaction

During the second quarter of 2017, a new securitization transaction was carried out in the amount of Euro 147.7 million, by disposal of a portfolio comprising personal loans and salary-backed loans, originating with the subsidiary Creditis Financial services S.p.A., to the vehicle Lanterna Consumer S.r.l. See “—Securitizations 2016-2017”.

Assets held for sale

Fully meeting the SREP targets assigned by the ECB in terms of capital requirements and the quality of assets, we carried out a strategic review of the asset portfolio of the Company, identifying a series of actions to strengthen its capital and for asset quality improvement characterized by rapid implementation and minimum execution risks.

On July 3, 2017 the Company’s board of directors passed a resolution to take a series of actions to strengthen the Company’s capital, identifying four macro areas which include disposing of assets which can be promptly valued, such as prestige real estate, the wholly-owned Group consumer lending business Creditis S.p.A., the going concern relating to the platform for the recovery of doubtful loans and the acquiring business, i.e. collection services for POS agreements (merchant book).

Specifically: (a) in the real estate sector, the disposal process will focus on prestige assets located in Corso Vittorio Emanuele, Milan and in Via Bissolati, Rome. See “—Real Estate Properties”; and (b) disposal of the consumer lending business through the disposal of the 100% holding in Creditis S.p.A. The Company is in the process of identifying potential buyers who intend to valorize the business and, at the same time, is drafting a commercial distribution agreement; and (c) finally, the process will begin for the disposal of the acquiring business or “merchant book”, i.e. collection services relating to POS agreements, of interest to other operators in the sector who will manage the product in terms of agreements, conditions and operations throughout the value chain, giving the Company access to the supply platform.

Creation of a Real Estate Owned Company (REOCO)

Within the framework of risk and asset quality supervision, on July 20, 2017 Carige REOCO S.p.A. was incorporated with the primary aim of acquiring, valorizing and maximizing economic recovery from real estate initiatives funded by the Company which have encountered difficulties. The company may also valorize properties not used in business owned by the Company, while providing support to the management of properties used in business (Facility Management). On March 21, 2017, the board of directors of the Company approved the guidelines for the 2017-2020 Strategic Plan of Carige REOCO S.p.A., which integrates notification to the Bank of Italy of the incorporation of the new company.

Approval of the Financial Statements and appointment of the board of directors

On March 28, 2017, the Shareholders’ meeting approved the financial statements of the Company for 2016, and passed a resolution supporting legal action against the previous directors Piero Luigi Montani, Cesare Castelbarco Albani and Giovanni Alberto Berneschi. It confirmed the appointment of Giuseppe Pericu and Massimo Pezzolo (appointed respectively at the board of directors’ meetings of October 11, 2016 and February 10, 2017), the appointments to last until the same deadline as for other members of the board of directors. It also appointed the board of statutory auditors for the 3-year period 2017-2019.

On June 9, 2017, the board of directors revoked the powers previously conferred on Guido Bastianini as Chief Executive Officer and General Manager motivated by the fact that the conditions for carrying out his duties no longer existed. The board of directors passed a resolution to set in motion without delay all the actions needed to reach a new set-up for governance.

On the recommendation of the Nomination Committee of June 12, 2017, the board of directors, on June 13 2017, approved (i) the termination of the employment relationship management with Mr. Bastianini and with the Chief Executive Officer Mr. Betunio, initiating the procedures in respect of labor standards in force and (ii) the conferment of powers previously attributed to the Chief Executive Officer to the interim Chief Executive Officer, Gabriele Delmonte, (until the appointment of the new Chief Executive Officer). In the same meeting, the board of directors appointed interim to Gianluca Caniato as interim Chief Financial Officer and granted Edoardo Vinelli the powers of General Counsel. The board of directors also resolved to proceed in identifying a new Chief Executive Officer entrusting to the Appointments Committee (purposely widened to two other directors of the company) to act promptly.

On June 12, 2017, Claudio Calabi, member of the board of directors and Chairman of the Executive Committee, Alberto Mocchi, member of the board of directors and member of the Risk Committee, and Maurizia Squinzi, member of the board of directors, chair of the Risk Committee and member of the Remuneration Committee, resigned with immediate effect, due to disagreement with the reasons of the board of directors and the method adopted for passing a no-confidence motion against the Chief Executive Officer.

On June 21, 2017, in order to provide new governance to the Group and pursue the aims set out in the 2017-2020 Updated Strategic Plan then in effect, the board of directors passed a resolution to co-opt onto the board of directors and appoint Paolo Fiorentino as new Chief Executive Officer and General Manager of the Company, in view of his high-level professional profile and experience in corporate restructuring in the Italian and foreign banking sectors and hence his suitability to head the Company. In addition, following the resignations of some directors, the board of directors appointed Ms. Francesca Balzani, Mr. Stefano Lunardi and Ms. Ilaria Queirolo.

On July 3, 2017 the board of directors approved the appointment of Andrea Soro as the new Chief Financial Officer and on July 11, 2017, appointed Luisa Marina Pasotti onto the board of directors. The board of directors also approved the appointment of Paola Maria di Leonardo as General Counsel of our Group. As a result of the resignation from the board of directors on September 8, 2017 by Guido Bastianini, the board of directors on September 13, 2017, proceeded to appoint Giacomo Fenoglio to the board of directors.

Following the abovementioned revocation of the Chief Executive Officer’s and the General Manager’s powers on September 8, 2017, Guido Bastianini resigned from his position as director with immediate effect.

On September 13, 2017, the board of directors appointed Giacomo Fenoglio, with his term of office expiring on the date of the following Shareholders’ meeting.

On September 28, 2017, the ordinary Shareholders’ meeting confirmed Mr. Paolo Fiorentino, Ms. Francesca Balzani, Mr. Giacomo Fenoglio, Mr. Stefano Lunardi, Ms. Marina Luisa Pasotti and Ms. Ilaria Queirolo as

directors, with their terms of office expiring, as for the other members, on the occasion of the Shareholders’ meeting convened to approve the financial statements as of December 31, 2018.

On October 10, 2017 the board of directors verified the requirements of the newly appointed directors.

Merger by incorporation of Banca Cesare Ponti

On July 11, 2017 the board of directors of the Company passed a resolution to merge with, by incorporation of, Banca Cesare Ponti into the Company by the end of the year.

At its meeting on July 18, 2017, the board of directors of Banca Cesare Ponti approved the merger by incorporation Banca Cesare Ponti into the Company, subject to the authorization of the relevant Supervisory Authorities approving for this purpose the Merger Project drawn up. The resolution of the board of directors of Banca Cesare Ponti followed the resolution adopted on July 11, 2017 by the board of directors of the Company, within the framework of the activity of management and coordination exercised by bank as the parent company.

SREP 2017

We received preliminary information from the ECB by letter on August 2, 2017. In this communication, the ECB emphasized, inter alia, the need to follow up on the weaknesses highlighted by the inspection team in terms of capital requirements, entailing an increase in risk weighted assets. On October 13, 2017, a draft early inspection report was provided to the Company. In quantitative terms, the outcomes of the inspection report still in draft showed, adjustments to prudential reports refer to December 31, 2016 an increase of Euro 962 million of risk exposure amounts (total amount of exposure to the risk) and decrease of Euro 58 million for own funds. The variations of the Risk Exposure Amounts are mainly referable to the credit risk (Euro 860 million) and to a lesser extent (Euro 103 million) on the adjustments made to the requirement for operational risk. The criticalities related to organizational aspects and government are identified as the fundamental causes of errors found. In particular, these causes are due to: (i) the absence of adequate policies to regulate processes and procedures, also in order to incorporate the new external regulation; (ii) the lack of precise roles and responsibilities; (iii) the inadequacy of the initiatives undertaken in the last three years to solve problems on prudential (in particular the project “Data quality guarantees”) or times to optimize the absorptions of capital; (iv) the weaknesses in the controls of second and third level; and (v) the inadequacies of the information systems of the Company.

Draft SREP Decision 2017

On September 27, 2017 we received a draft decision from the ECB which, on the basis of the annual Supervisory Review and Evaluation Process as of December 31, 2016, set forth the prudential requirements for the Company for 2018 (“Draft SREP Decision 2017”).

In the Draft SREP Decision 2017, the Supervisory Authority set out the requirement of the Company to maintain, at a consolidated level, a TSCR of 11.25%, which includes a minimum total capital requirement of 8% and an additional total capital requirement of 3.25%.

The Company is also subject to a minimum OCR, which includes, in addition to the TSCR, the Combined Capital Buffer Requirement established by the Bank of Italy at 1.875% for 2018.

Furthermore, the ECB expects the Company to meet, on a consolidated basis, the Pillar 2 capital guidance of 1.55%, entirely composed of CET 1, to be held in addition to the minimum CET 1 requirement (comprising a minimum ratio of 4.5%, a requirement for additional total capital of 3.25% and a Combined Capital Buffer Requirement of 1.875%.

Furthermore, in relation to liquidity, the ECB has, amongst other things, asked the Company to notify a revision to its ILAAP policies by April 30, 2018, to continue to provide additional information on NPLs on a consolidated basis and to submit, by March 30, 2018, a revised operational and strategic plan to deal with the high level of NPE and collateral enforcement.

The ECB has also specified that the Company must procure approval by the ECB prior to any distribution of profits to Shareholders, where non-payment does not represent an event of default.

On October 31, 2017, the Group received the communication from the ECB. With such communication, the ECB has also highlighted several weaknesses and points of attention with regard to the companies of our Group.

In particular, it was requested that the Company submits a capital strengthening plan by March 31, 2018 if the positive impact of the LME on CET1 is an increase of less than Euro 272 million, provided that any gains greater than what is expected in the disposals of the assets included in the Business Plan can be used to offset the LME’s shortcomings. The Business Plan should include additional capital measures to cover the difference between the positive effect of the LME on CET1 and the amount of Euro 272 million.

In the same communication, the ECB also highlighted the reasons why, as at December 31, 2016 and on the basis of the other relevant information subsequently received, it has reached the conclusions set out in the draft decision. In particular, they highlighted:

a) in relation to business model analysis, the. weakness in profitability, mainly as a result of the decline in net income, deterioration in the quality of the loan portfolio and low operational efficiency, despite an improvement in cost / income ratio in 2016, a return on assets (ROA), which continues to record negative values, and some issues in the implementation of the previous business plan of February 28, 2017, mainly related to uncertainty for the bank to succeed in generating profits, with planned hypotheses on management revenue considered optimistic, and the overall sustainability of the business model. The ability to continue to operate as a stand-alone bank over the long term is strongly related to the ability to formulate and implement a credible plan based on the significant reduction in the short-term NPL portfolio and the implementation of measures aimed at improving the Company’s profitability.

b) In relation to internal governance and risk management, the. important issues in the functioning of the board of directors with reference, inter alia, to the adequacy of communications within the board of directors, the process of defining the agenda, the timing of documentation preparation, the role of the Committee Risks, the board of statutory auditors and the chairman of the board of directors, critisism in the role of risk management linked in particular to the delays in strengthening the powers of the chief risk officer (CRO) and the implementation of risk-based models as well as the need for greater control over the CRO activity itself, criticism of the compliance function in relation to its lack of involvement and influence in key decisions, weakness of the internal audit function in planning and approaches to audit activities, risks related to computer risks with regard to the limited awareness of these risks by the board of directors, the lack of information flows, their low inclusion within the RAF, the Bank’s IT system, some criticism of the RAF, whose metrics do not always adequately reflect certain areas of risk and should better support managerial decisions, and some criticism in relation to the issues experienced in implementing the new IFRS 9 standard.

c) With regard to capital adequacy, the limited capacity to absorb losses compared to the risk profile, for which the stress tests carried out in 2016 showed a significant reduction in capital, incompatible with current asset targets. As set out in the 2016 SREP Decision, in July 2016, the Bank finally decided not to align its findings with the issues related to the methodology and the quality of the data identified by the centralized team despite many requests (in verbal and written form) of modification to the model by the ECB. Applying the ECB’s estimates to tackle data and data quality issues, the end result of the adverse scenario decreases from 5.67% (the official result reported by the Company) to approximately 2.1% of CET 1. With reference to the evolution of own funds, the ECB emphasizes that since March 2017 the Bank violates the second pillar guidelines set out in the SREP 2017 decision, it highlights some concerns about the quality of own funds and points out that, given the implementation of the planned measures to reduce NPLs in 2017, the Bank is likely to violate the second pillar requirements in 2017 unless a capital appreciation plan to restore the balance sheet of the asset is put in place.

It also identified shortcomings and problems associated with risk management, inherent in:

(i) credit risk that continues to be valued as high, determined by a high NPL ratio and a relatively low NPL coverage rate. In order to address the problem of asset quality and comply with the Early Intervention Decision, the Company approved, on February 28, 2017, a strategic and operational plan for the reduction of NPLs, an integral part of the Industrial Plan presented on the same date, with a series of NPL operations to allow the bank to achieve the ultimate reduction target in 2017. Following the changes that affected the Company’s management and the appointment of the new CEO, a new path for reducing NPLs was approved (approved by the board of directors in July 2017), but further refers to the definitive solution to the problem of asset quality;

(ii) the interest rate risk on the banking portfolio for which, under the 2017 stress tests, some issues emerged despite the results of the interest rate risk sensitivity analysis on the banking portfolio reflecting a moderate level of risk bank in comparison with other entities of the Single Supervisory Mechanism;

(iii) operational risk in relation to the persistence of reputational risk due to the processes against the previous management and the downgrading of the credit rating; and

(iii) Internal Asset Requirements (ICAAP).

d) With respect to liquidity risk, the short-term liquidity shortcomings remain weak in spite of the improvement over the previous year due to Company’s perception of the market and the reduced funding options available. The short-term financing of the Company is almost entirely limited to the guaranteed funding sources, limiting the ability to resort to market funding. Deficiencies and problems related to the sustainability of the loans on account of the fact that the Company has significantly increased its reliance on central bank financing compared to the end of 2015 at March 30, 2017 with a risk of potential downsizing eligible assets could adversely affect the Company’s funding strategies. In addition, there has been a gradual increase in the activities constrained in 2016, long-term market financing appears to be very limited, while the retail sector is still considered weak by the Supervisory Authority, and shortcomings and problems related to the management of liquidity and financing risk and the internal assessment of liquidity requirements (ILAAP).

Authorization for the Group’s capital strengthening

On September 27, 2017, the ECB authorized the Company to implement the Group’s capital strengthening measures, set out in Business Plan approved by the board of directors on September 13, 2017. Specifically, the ECB authorized the following:

(i)	the proposed amendments to the Articles of Association relating to the Capital Increase, confirming that said amendments were not contrary to the Company’s sound and prudential management;

(ii)	the Capital Increase transaction for a total amount up to Euro 560 million, with the request that by December 31, 2017, an amount of at least Euro 500 million be approved, subscribed for and paid-in, specifying that failure to do so would result in a “probable violation of the capital requirements under the capital strengthening plan” prepared by the Company;

(iii)	the classification of ordinary shares to be issued in the context of the Capital Increase as instruments of primary capital of Class 1, at consolidated level and individual, condition, inter alia, that the purchase of new shares is not directly or indirectly financed by the Company;

(iv)	the reduction of own funds, by Additional Tier 1 instruments and Tier 2 instruments having an aggregate value of Euro 510 million (of which one Tier 1 instrument classified as “Perpetual Tier I Junior Subordinated Notes” (XS0400411681) with a nominal value of Euro 160 million e three Tier 2 instruments respectively classified as “Lower Tier II Subordinated Notes due 2020” (XS0570270370) with a nominal value of Euro 200 million, “Lower Tier II Subordinated Notes due 2020” (XS0542283097) with a nominal value of Euro 50 million and “Lower Tier II Subordinated Notes due 2018” (XS0372143296) with a nominal value of Euro 100 million) by newly-issued ordinary shares, classifiable as CET 1 instruments, provided that said issuance is for an amount at least equal to Euro 305,894,910. For the avoidance of doubt, it should be noted that said amount is to be included (and not added to) the Capital Increase transaction for Euro 560 million.

The above reduction of own funds shall take place subsequently to the conversion of the Subordinated Notes and the settlement of the LME shall occur concurrently with the settlement of the Capital Increase.

The ECB has also requested, within the framework of the capital strengthening transaction, that, should the positive impact of the LME not be in line with the requests put forward by the Supervisory Authority, the Company shall submit an additional capital strengthening plan by December 31, 2018, with supplementary measures aimed at covering the missing share of primary capital of Class 1 specifying that where the disposals of assets generate capital gains more than expected, these can be used to compensate for a possible result lower than expected in the LME.

The Company’s Ordinary and Extraordinary Shareholders’ Meeting

A combined ordinary and extraordinary Shareholders’ meeting was held on September 28, 2017, chaired by the chairman of the board of directors Giuseppe Tesauro.

The ordinary Shareholders’ meeting, following the revocation of the approval resolution dated April 30, 2014, newly approved the 2013 stand-alone financial statements of the Company and acknowledged the consolidated financial statements as of December 31, 2013, solely to the extent of the supplementary disclosure provided in accordance with accounting standard IAS 8, while maintaining the rest of the contents unchanged.

The ordinary Shareholders’ meeting also confirmed the appointment of Mr. Paolo Fiorentino, Ms. Francesca Balzani, Mr. Stefano Lunardi, Ms. Ilaria Queirolo, Ms. Luisa Marina Pasotti and Mr. Giacomo Fenoglio, appointed onto the board of directors respectively at the board of directors’ meetings of June 21, 2017—date on which Mr. Paolo Fiorentino was also appointed Chief Executive Officer and General Manager of the Company—, July 11, 2017 and September 13, 2017, whose term of office shall expiry upon the same deadline set forth for the other members of the board of directors on occasion of the Shareholders’ meeting called to approve the financial statements as of December 31, 2018. The relevant resumes are available on the website www.gruppocarige.it, under the Governance section—Board of Directors.

The extraordinary Shareholders’ meeting, having acknowledged the ECB’s authorization, approved to grant to the board of directors the powers to increase the share capital for a total amount of Euro 560 million (including any share premium) in one or more tranches, of which: up to a maximum of Euro 497,976,998.40 with pre-emptive rights, and up to a maximum of Euro 60 million without pre-emptive rights or with restricted pre-emptive rights possibly reserved for one or more categories of holders of the subordinated notes subject to the LME, granting to the board of directors the power, within the exercise of the delegation granted to it, to set the methods, timeframes and terms of the Capital Increase.

LME

On September 28, 2017 our board of directors approved by resolution the terms and conditions of the LME, comprising: (i) an exchange offer and (ii) a consent solicitation, for the purpose of exchanging subordinated notes—for an aggregate principle amount of Euro 510 million—for newly-issued senior notes under the Company’s EMTN Programme, with an issue price equal to 100%, a maturity of five years and an annual fixed rate of 5%.

In addition to the exchange offer price—which envisages prices equal to 30% for the Additional Tier 1 notes and to 70% for the Tier 2 notes (both with delivery within 7 business days from the implementation of the transaction)—accrued interest shall also be paid, solely with reference to Tier 2 subordinated notes, from the interest payment date to the relevant LME settlement date.

The exchange offer ended with the following results: (i) for the Additional Tier 1 noteholders holding 92.31 % of nominal value aggregate of such series participated; (ii) for the subordinated notes maturing in 2018, noteholders representing 99.45 % of nominal value aggregate of such series participated; and (iii) for the subordinated notes maturing in 2020, noteholders representing 80.46 % of the aggregate nominal value of such series participated. For the notes maturing in September 2020, noteholders representing the entire nominal aggregate of this series participated.

For the consent solicitation, meetings of the noteholders of subordinated notes we called to approve the proposals for changes to the terms and conditions of each series of subordinated notes in order to insert a condition of mandatory cancellation (the “Mandatory Cancellation”), pursuant to which, subject inter alia, to the successful completion of the Capital Increase, all subordinated bonds that have not been exchanged for new notes for the purposes of the exchange offer will be cancelled and all the commitments and obligations on the part of the Company in respect of these noteholders will irrevocably cease, in each case in exchange for the delivery of shares in the Company or a sum of money, depending on the cases, in respect of the terms and conditions laid down in the notice of the related meetings and in the information memorandum. On October 21, 2017, the noteholder meetings in relation to the subordinated notes approved the extraordinary resolutions to modify the conditions of each series of notes. Therefore, subject to successful completion of the Capital Increase, all subordinated notes currently in place that have not been accepted in exchange by the Company pursuant to the LME will be subject to Mandatory Cancellation.

On November 14, 2017, our board of directors approved, among other things, the Capital Increase for a total amount of Euro 560 million, which includes the Reserved LME Tranche of up to a maximum of Euro 60 million for Eligible LME Investors.

Reserved LME Tranche

The Company, in relation to the Capital Increase, has reserved a tranche of New Shares for an amount up to a maximum of Euro 60 million for the holders of the subordinated notes subject to the LME. See “The Transaction—Reserved LME Tranche”.

Recent Developments

In the fourth quarter of 2017, we expect that our results will benefit from the disposal of the Milan Property and the merchant book, as well as the conclusion of the LME transaction. The fourth quarter of 2017 will also be affected by the positive impact on staff costs of reducing staffing in the last part of 2017.

The items relating to net interest income, and net commissions, which for the nine-month period ended September 30, 2017 amounted to approximately Euro 360 million, already excluded the contribution of Creditis classified from the non-current assets held for sale, and the forecasts for the three-month period ending December 31, 2017 are predicted to be in line with the trends of the first nine months.

As a result of the foregoing, for the period ended December 31, 2017, we predict a significantly loss for our Group.

On October 4, 2017, the ECB launched a public consultation on an addendum to the guidelines for banks on NPLs of March 20, 2017. The draft addendum specifies the expectations for minimum prudential provisioning levels by the Supervisory Authority, for all new exposures classified as non-performing as of January 1, 2018. More specifically, the ECB expects banks to fully cover the unsecured portion of new NPLs at the latest after two years and the secured portion after a maximum of seven years. See “Risk Factors—Our Group may be unable to fully or successfully implement its business plan which was approved in September 2017”.

On October 31, 2017, we signed a preliminary sale contract with Antirion SGR S.p.A., and on November 16, 2017, we signed a final sale contract, for the disposal of the Milan Property for a total amount of Euro 107.5 million. See “—Material Agreements—Disposal of the Milan Property”.

On October 31, 2017, we received a letter from the ECB in relation to the 2017 SREP, in which they highlighted several weaknesses and points of attention in relation to our Group. See “–History and Recent Developments—SREP 2017— SREP 2017 Communication from the ECB of October 31, 2017”.

The Company has entered into exclusive negotiation with Credito Fondiario S.p.A., until December 5, 2017, for the sale of the portfolio of Bad Loans for approximately Euro 1.2 billion, and for the servicing platform. No agreement has yet been reached on the definitive terms of such transaction, and the Company’s estimate as set out in the business plan of the sale of the portfolio of Bad Loans for Euro 1.4 billion remains unchanged. See “Business—Material Contracts—Planned sale of an additional bad debt portfolio”.

In August, the process of selling our shareholding in Creditis commenced, and, at the end of a first non-binding phase, on October 10, 2017, 6 non-binding offers were received from potential investors, primarily financial institutions, including international. Such investors were invited to the second phase of the competitive process, which had a deadline for the receipt of binding bids expiring on November 20, 2017. In the coming days, the Company plans to identify the bidder with which to enter into exclusive negotiations. The completion of the operation is scheduled for 2018.

In July 2017, the sale of the merchant book business was initiated, which has led to the receipt of a binding offer during October 2017. Negotiation is currently underway as to the terms of the sale and related trade agreements.

Our Corporate Structure

The following diagram sets out our Group’s organizational structure as of the date of this Offering Circular.

The following table sets forth the principal shareholdings held, directly and indirectly, by the Company in the Group subsidiaries as of the date of this Offering Circular.

Banking Companies

Company	Registered Office	Date of Incorporation	Principal activity	Percentage share held	Percentage share held with voting rights
Banca del Monte di Lucca	Lucca	07.05.1992	Bank	60%	60%
Banca Cesare Ponti	Milan	13.05.2010	Bank	100%	100%

Financial Companies

Company	Registered Office	Date of Incorporation	Principal activity	Percentage share held	Percentage share held with voting rights
Creditis Servizi Finanziari S.p.A.	Genoa	28.09.2006	Consumer credit provider	100%	100%
Argo Mortgage 2 S.r.l.	Genoa	20.04.2004	Securitization vehicle	60%	60%
Carige Covered Bond S.r.l.	Genoa	03.10.2007	Covered bond issuance vehicle	60%	60%
Carige Covered Bond 2 S.r.l.	Genoa	18.11.2011	Covered bond issuance vehicle	60%	60%
Lanterna Finance S.r.l.	Genoa	24.06.2014	Securitization vehicle	5%	5%
Lanterna Consumer S.r.l.	Genoa	12.01.2016	Securitization vehicle	5%	5%
Lanterna Lease S.r.l.	Genoa	12.01.2016	Securitization vehicle	5%	5%

Trust Companies

Company	Registered Office	Date of Incorporation	Principal activity	Percentage share held	Percentage share held with voting rights
Centro Fiduciario C.F. S.p.A.	Genoa	07.04.1973	trustee activities	96,95%	96,95%

Real Estate Companies

Company	Registered Office	Date of Incorporation	Principal Activity	Percentage share held	Percentage share held with voting rights
Carige REOCO S.p.A.	Genoa	07.20.2017	Real estate activities	100%	100%

Our Business

We are one of the leading banking and credit groups in Italy. We operate predominantly in the banking sector, as well as in the following areas: (i) distribution by bank branches of asset management, insurance and pension products; (ii) financial services, such as leasing, factoring and consumer credit; and (iii) management of the treasury and the securities portfolio and trading on securities and currency markets.

The Company, the parent company of the Group, is both an operating company and the holding company of our Group and is responsible for the co-ordination and control functions such as planning, marketing, management and administrative controls and the control of financial and credit risk for banking and non-banking companies. The Company also operates the treasury and manages securities portfolios for Group banks.

Banking services are provided by the Group banks, Banca del Monte di Lucca and Banca Cesare Ponti. We have a strong territorial presence in Liguria (the Company) and Tuscany (the Company and Banca del Monte di Lucca).

Banca Cesare Ponti (present in Lombardy and Liguria) is the private banking division of the Group and therefore focuses on investment management for all private customers.

As of the date of this Offering Circular, the Group distributes insurance products, under a long-term distribution agreement, for the companies Amissima Assicurazioni and Amissima Vita, in the insurance, pension and Bankassurance sectors, with particular reference to life and non-life insurance. See also “—Material Agreements—Distribution Agreement”.

The Group also provides financial services in the consumer credit sector through the company Creditis, and in the asset management sector through a commercial collaboration with Arca SGR S.p.A., a company which acquired CARIGE AM SGR S.p.A., formerly wholly owned by the Company at the end of the 2013 financial year.

The Group also provides trust services through Centro Fiduciario and operates in the real estate sector through Carige REOCO S.p.A. (incorporated on July 20, 2017).

The Group is completed by vehicle companies for the Programmi di Emissione di Obbligazioni Bancarie Garantite (Carige Covered Bond S.r.l. and Carige Covered Bond 2 S.r.l.) and the securitization vehicles Argo Mortgage 2 S.r.l., Lanterna Finance S.r.l., Lanterna Consumer S.r.l. and Lanterna Lease S.r.l..

As of September 30, 2017 there were 529 Group branches, a reduction compared to the 587 branches December 31, 2016 (502 for the Company, 20 for Banca del Monte di Lucca and 7 for Banca Cesare Ponti).

Traditional channels are based on a customer service specialization model which involves the presence of dedicated managers for the various customer segments. In detail, the Group has a staff of private, affluent and mass market advisors for the management and development of private customers, while it has a staff of corporate, small business and POE (Small Economic Operators) advisors for the various types of businesses.

The personal financial consultancy service dedicated to the highest net worth customers is staffed by a total of 98 private advisors and 508 affluent advisors.

Alongside the personal financial consultancy service the Group provides corporate financial consultancy services, staffed by 184 corporate advisors, including 4 advisors for the large corporate segment and 180 advisors for the mid corporate segment, divided into 95 teams, and 323 advisors for the small business segment.

Remote channels include ATMs, self-service Bancacontinua cash machines and the Servizi on line services (internet banking, mobile banking and contact center). As of September 30, 2017 the network included 651 operative ATMs (706 at December 2016) while the number of Bancacontinua cash machines has remained unchanged at 19. In order to reduce the workload for branches and to speed up the transactions for current account holders, the Group has 169 cash-in machines set up for the paying-in of cash or checks, distributed throughout 167 branches. In the branches involved, during the nine-month period ended September 30, 2017, the percentage of cash-in use was 34.8%.

Our products

As of the date of this Offering Circular, our banking products are developed by five centralized departments: “Finance”, “Retail”, “Private Banking”, “Corporate” and “Multichannel”, in order to meet the financial and insurance/pension requirements of private individuals and enterprises, paying specific attention to retail customers and small and medium enterprises.

The “Finance” department is responsible for the offer of dedicated products for the active management of customer savings, such as bonds, mutual funds, asset management, banking, insurance and pension products and repurchase agreements. The offer is completed by securities brokerage, securities custody and currency exchange services.

The “Retail” department is responsible for the offer to the private and small corporate segments (Small Business and POE) of both treasury products (predominantly current accounts) and mortgage loans for the purchase and restructuring of real estate. The department also manages traditional and electronic payment services, both within the Group and externally, in collaboration with the leading Italian and international electronic payment gateway management companies (principally Cartasì, VISA, Mastercard, American Express, Diners).

The “Private Banking” department defines the private banking customer strategy and supervises the private bankers’ network structure in order to provide services and products targeting customers of high standing, relating to asset management and financial planning and consulting.

The “Corporate” department deals with the offer of unsecured and secured short-term and medium/long-term loans to SMEs. Its offering also covers the range of subsidized loans, agricultural and real estate loans, leasing and factoring, together with all corporate services involving foreign markets, funding, insurance and online services.

The “Multichannel” department manages offers linked to remote banking, consisting of the contact center, internet banking, mobile banking, and automated ATM services. The Group completes its offer with the grant of unsecured personal loans and consumer credit products, provided through the subsidiary Creditis.

Sector information

The Group business model was developed and analyzed in accordance with the territorial dimension that reflects the Group’s corporate structure, which is divided into territorial banking networks within Liguria and Outside Liguria.

However, contrary to the recent past, the merger of three of the four network banks in the Group (Banca Carige Italia, Cassa di Risparmio di Savona and Cassa di Risparmio di Carrara) into the Company has in fact reduced the importance within the Group of a territorial service in favor of a service based on different customer types. Therefore, in consideration of the provisions of IFRS 8 (“management approach”), the main operating sectors coincide with customer segments, identified in accordance with the classification adopted by the Group.

In line with the above and therefore in connection with the business and management model for the Group, the two main operating sectors identified are:

Private: including information on customers segmented or classified as private individuals belonging to the Mass market, Affluent and Private segments; the values of the companies Creditis (consumer credit) and Centro Fiduciario have been added to this information, as companies typically focusing on this type of customer; and

Corporate: including all customers segmented or classified as a legal entity and belonging to the Large Corporate, Corporate, Public Entities, Small Business categories.

Alongside the above, two further operating sectors have been identified: the “Corporate Center”, which includes instrumental activities carried out by Group vehicle companies and entries relating to banking activities that do not relate to commercial customers, and “Intercompany Eliminations” or rather intercompany relationships treated as instrumental intra-group eliminations or as revenue/costs from external customers.

With reference to results for the nine month period ended September 30, 2017: (i)

(i)	the Private segment recorded an intermediation margin of Euro 176.9 million (65.4% of the Group’s total), financial management business of Euro 166.9 million and operating expenses of Euro 291.2 million (70.6% of our Group’s total). These values reflect a loss from continuing operations of Euro 124.3 million. With reference to volumes, loans to customers amounted to Euro 5,466 million (32.8% of the Group’s total), amounts due to customers amount to Euro 10,908 million (78.6% of the Group’s total) and securities issued and financial liabilities measured at fair value are around Euro 1,647 million; indirect revenues are equal to Euro 15,423 million. As a whole, Financial Intermediation Activities are equal to Euro 27,978 million and represented 70.8% of the Group’s total.

(ii)	the Corporate segment recorded an intermediation margin of Euro 204.2 million (75.5% of the Group total), a negative result from the financial management business of Euro 35.3 million and operating expenses of Euro 100.7 million (24.4% of the Group’s total). These values led to a loss from continuing operations of Euro 65.3 million. With regard to performance in intermediation, receivables from customers are equal to Euro 11,038 million (66.2% of the Group total), payables to customers amounted to Euro 2,918 million (21% of the Group’s total), securities issued amounted to Euro 63 thousand, while indirect revenues are equal to Euro 5,859 million, which is predominantly attributable to our relationships with the companies Amissima Vita and Amissima Assicurazioni. As a whole, Financial Intermediation activities were equal to Euro 8,840 million and represented 22.4% of the Group’s total, attributable to the loss resulting from the sale of loans.

With regard to the Corporate Center, for the nine month period ended September 30, 2017, a loss from continuing operations of Euro 120.5 million was recorded.

For the year ended December 31, 2016, the customer segments recorded the following results:

(i)	The Private segment recorded an intermediation margin equal to Euro 283.7 million (46.1% of the Group total), financial and insurance business was equal to Euro 251 million and operating expenses amounted to Euro 395.3 million (70.4% of the Group total). These values reflect a loss from continuing operations of Euro 144.2 million. With reference to volumes, loans to customers amount to Euro 6,119 million (33.5% of the Group total), amounts due to customers amount to Euro 11,104 million (81% of the Group total) and outstanding securities and financial liabilities designated at fair value amount to around Euro 2,420 million; indirect revenues are equal to Euro 15,114 million. As a whole, Financial Intermediation Activities were equal to Euro 28,638 million and represented 69.7% of the Group total; and

(ii)	the Corporate segment records an intermediation margin of Euro 302.7 million (49.2% of the Group total), financial and insurance business in a negative amount of Euro 121.8 million and operating expenses of Euro 146.1 million (26% of the Group total): these values lead to a loss from continuing operations of Euro 267.8 million. With regard to performance in intermediation, loans to customers were equal to Euro 11,769 million (64.5% of the Group total), amounts due to customers amount to Euro 2,208 million (16.1% of the Group total), outstanding securities amount to Euro 80 thousand while indirect revenues, equal to Euro 6,374 million, are substantially related to relationships with the companies Amissima Vita and Amissima Assicurazioni. As a whole Financial Intermediation Activities are equal to Euro 8,662 million and represent 21.1% of the Group’s total.

With regard to the Corporate Center, in 2016 we recorded a loss from continuing operations of Euro 55.1 million, while performance in intermediation activities is influenced by the reduction in repurchase agreements of Euro 1 billion (loans to customers) and the settlement, post-merger, of intra-group bonds issued by Banca Carige Italia in an amount of Euro 2.4 billion (outstanding securities).

The following tables illustrate information divided according to customer segment, with a comparison between the nine month period ended September 30, 2016 and the nine month period ended September 30, 2017, and between the years ended December 31, 2015 and 2016.

Customer segments

	Consumer	Corporate	Corporate Center	Cancellations	Total Consolidated
	(amounts in thousand of Euro)
Net interest and other banking income
For the nine month period ended September 30, 2017	176,928	204,180	(85,746)	(24,851)	270,511
For the nine month period ended September 30, 2016(1)	188,480	231,707	52,023	(27,966)	444,244
Net income from banking and insurance activities(2)
For the nine month period ended September 30, 2017	166,878	35,341	(99,373)	(19,083)	83,763
For the nine month period ended September 30, 2016(1)	165,146	(123,026)	6,370	3,663	52,153
Operating expenses
For the nine month period ended September 30, 2017	(291,190)	(100,657)	(21,135)	424	(412,558)
For the nine month period ended September 30, 2016(1)	(297,072)	(102,059)	(6,216)	1,304	(404,043)
Profit (loss) from continuing operations
For the nine month period ended September 30, 2017	(124,312)	(65,316)	(120,508)	(18,659)	(328,795)
For the nine month period ended September 30, 2016(1)	(131,926)	(225,085)	154	4,967	(351,890)
Loans to customers
As at September 30, 2017	5,466,301	11,038,385	897,536	(727,592)	16,674,630
As at December 31, 2016(3)	5,590,614	11,768,679	934,441	(572,413)	17,721,321
Due to customers
As at September 30, 2017	10,908,419	2,918,332	187,191	(126,871)	13,887,071
As at December 31, 2016(3)	11,103,923	2,208,327	575,235	(177,277)	13,710,208
Securities issued and financial liabilities designated at fair value through profit
As at September 30, 2017	1,646,843	63,481	2,692,455	(26,482)	4,376,297
As at December 31, 2016(3)	2,195,012	80,050	3,398,449	4,461	5,677,972
Other financial assets
As at September 30, 2017	15,422,763	5,858,587	—	—	21,281,350
As at December 31, 2016(3)	15,114,305	6,373,569	—	—	21,487,874
Overall funding
As at September 30, 2017	27,978,025	8,840,400	2,879,646	(153,353)	39,544,718
As at December 31, 2016(3)	28,413,240	8,661,946	3,973,684	(172,816)	40,876,054

(1)	As shown in paragraph “Accounting Policies” of the explanatory notes to the financial statements as at and for the 9 month period ended September 30, 2016, balances reflect, with respect to those published, both the effects arising from the application of the IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” and the effects of application of IAS 8 (Accounting standards, changes in accounting estimates and errors)”.
(2)	Including profits (losses) for holdings and from the sale of investments and adjustments to goodwill value.
(3)	Data restated to account for changes in the groups of assets classified as held for sale.

Customer segment

	Private	Corporate	Corporate Center	Eliminations	Total Consolidated
	(amounts in thousand of euro)
Net interest and other banking income
For the year ended December 31, 2016	283,660	302,659	52,555	-23,335	615,539
For the year ended December 31, 2015(1)	318,204	351,910	40,772	-28,691	682,195
Net income from banking and insurance activities(2)
For the year ended December 31, 2016	251,028	-121,761	-29,647	31,288	130,908
For the year ended December 31, 2015(1)	287.838	79.772	-40.347	156	327,419
Operating expenses
For the year ended December 31, 2016 2016	-395,273	-146,076	-25,449	4,985	-561,813
For the year ended December 31, 2016 2015(1)	-439,131	-171,526	-16,457	5,704	-621,410
Profit (loss) from continuing operations
For the year ended December 31, 2016 2016	-144,245	-267,837	-55,097	36,274	-430,905
For the year ended December 31, 2016 2015(1)	-151,293	-91,754	-56,804	5,860	-293,991
Loans to customers
As at December 31, 2016	6,119,225	11,768,679	934,441	-576,018	18,246,327
As at December 31, 2015(1)	6,413,238	13,581,740	2,299,700	-854,690	21,439,988
Due to customers
As at December 31, 2016	11,103,923	2,208,327	575,235	-177,277	13,710,208
As at December 31, 2015(1)	11,952,198	3,013,054	688,124	-116,810	15,536,566
Securities issued and financial liabilities designated at fair value through profit
As at December 31, 2016	2,419,533	80,050	3,398,448	4,461	5,902,492
As at December 31, 2015(1)	2,981,304	110,997	7,260,876	-2,437,017	7,916,160
Other financial assets
As at December 31, 2016	15,114,305	6,373,569	—	—	21,487,874
As at December 31, 2015(1)	15,915,945	5,938,758	—	—	21,854,703
Overall funding
As at December 31, 2016	28,637,762	8,661,946	3,973,682	-172,816	41,100,574
As at December 31, 2015(1)	30,849,448	9,062,809	7,948,999	-2,553,827	45,307,429

(1)	Prior period balances reflect, with respect to those published, changes resulting from the application of the provisions of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.
(2)	Including gains (losses) on equity investments, disposal of investments and impairment of goodwill.

New products and services

The Group is focused on strengthening the process for the conversion of customers to paying-in using automatic channels. The network of dedicated paying-in ATMs has grown thanks to the installation of new machines and the Group has 169 cash-in ATMs distributed throughout 167 branches, ensuring that one in three branches distributed across the territory has a cash-in ATM. In these branches and thanks to targeted commercial ventures, in the first six months of 2017 the percentage of migrated transfers to paying-in using ATM cash-in machines reached approximately 35%.

In both the private and corporate sectors, diffusion of the internet platform made available for access to Group services online (Carige online) and using smartphones (Carige mobile) has continued. The number of internet banking agreements dedicated to private customers has increased to 372,894 and the penetration of online services is continually growing. Since the launch of these services there have been more than 220 thousand downloads of the Carige Mobile App. Corporate customers are also increasingly active on remote channels and the Carige On Demand corporate banking service, in relation to which there were more than 90,000 agreements in place as at September 30, 2017.

Activities for the development of Private Banking have continued for both the Company and its subsidiary Banca Cesare Ponti, both with regard to the acquisition of new customers and to dedicated offers to existing customers, who are not yet Private Banking customers. In the Private Banking sector the Group has continued to increase the range of financial instruments on offer through the selection of high-quality products offered by leading international companies. With specific reference to this customer segment, the distribution of portfolio management services has further developed and currently includes 16 management lines.

In the context of bankassurance products in the non-life insurance sector, the Group has continued to distribute Amissima Assicurazioni products. In the non-life insurance sector the Group has implemented cover under the Protezione Famiglia policies, including Legal, Fire and Theft protection, which now also includes Assistance cover. With regard to credit protection insurance policies, the range has been refined with the introduction of the new Carige Domani Mutuo Light policy, which can also be combined with mortgages already under repayment.

With regard to bankassurance products in the life insurance sector, the Group has continued to distribute Amissima Vita products: with respect to insurance class I the following policies can be distributed: Carige Soluzione Rendimento III, Carige Soluzione Assicurata Ed. 2015 and Carige per 5 Ed. 2015 (reserved to customers who deposit fresh funds or reinvest in Amissima Vita policies under which a claim has arisen or expired policies), and for insurance class III, the Group has continued to place the Unit Linked Carige UnitPiù policy. Analogously, for multi-class policies, the Group has continued to place the Carige Multisoluzione II and Multisoluzione Più II.

Commencing from 2015 the Group launched the “Progetto Consulenza” project intended to align the provision of investment advisory services with market best practices, also in consideration of the impending entry into force of the Mifid 2 Directive. The “Progetto Consulenza” project provides for re-profiling of all customers and the consequent allocation of specific financial experience and risk tolerance profiles, and the subsequent execution of advisory agreements.

By means of the advisory platform, advisors who manage relationships with customers are supported in the construction of portfolios by activities carried out by the central Advisory departments, which prepare and propose model portfolios and bouquets of selected products consistent with and adequate in relation to the various risk profiles.

With regard to asset management, the Group has continued its commercial collaboration with Arca SGR, the Group reference fund house since 2014, with access to a complete and diversified catalogue of products including open-end and coupon funds with a defined placement period. In 2017, the range of open-end funds was further increased with the introduction of funds in the “Sistema Arca Economia Reale Italia” each of which includes a “PIR” (Piano individuale di risparmio) and a “P” class. The PIR can be used to set up individual savings plans; the catalogue currently includes four funds, two equity funds (Arca Economia Reale Equity Italia and Arca Azioni Italia), a balanced bond fund (Arca Economia Reale Bilanciato Italia 30) and a balanced fund (Arca Economia Reale Bilanciato 55).

With specific reference to the corporate sector, the catalogue now also includes the flexible bond fund reserved to legal entities and called Arca Impresa Rendita. In the context of the range of coupon funds “window” distribution of the flexible balanced fund Arca Reddito Multivalore Plus has continued and for bond funds the Arca Cedola Attiva fund has been introduced (restyling of the Arca Cedola Plus fund).

In 2016, private customers were offered the Servizio Arca Risparmia & Consolida service which consists of a programmed switch from a low volatility and contained risk fund (Arca Risparmio) to a fund in the Arca range with a higher risk/return ratio. The service also includes two automatic “consolidation” and “doubling” mechanisms”.

In 2017, the Group launched the distribution of the Sidera Funds (“SICAV”) funds, a SICAV incorporated under the laws of Luxembourg by Arca SGR. The Sidera Funds SICAV funds are different from the Arca SGR funds due to the particularly active management style, collaboration with important international managers, themed offer and the use of non-traditional asset classes. The Group has commenced the distribution of three funds since January 2017: Equity Europe Active Selection (European shares), Equity Global Leaders (Global shares) and Euro Credit Alpha (corporate bonds). The range then increased over 2017 with the additional new funds: Global High Yield (global high yield bond) and Global Conservative Income (conservative balanced).

With regard to supplementary pension funds the Group continues to place the Aperto Arca Previdenza Pension Fund which includes four sub-funds: Obiettivo TFR, Rendita, Crescita and Alta Crescita.

In the context of direct deposit-taking products, the Group has continued to review its range of term deposits through review of the Carige RendiOltre product; this is restricted cash held in current accounts that does not fall within the relevant scope for the purposes of the so-called “bail-in”.

In the context of mortgage loans to private individuals, the Group has continued to protect the competitive position of the range, revising product pricing, most recently in June 2017. Alongside the leading product called Mutuo Miglior Casa, intended to finance purchases or restructurings with a LTV ratio of up to 50%, the Group offers Carige Mutuo 70, for loans with a LTV ratio of up to 70% and classic mortgages with a LTV of up to 80%. The use of the Fondo Garanzia Prima Casa allows for a public guarantee of up to 50% of the financed capital and a limit of Euro 250,000 to the amount paid.

Distribution network

The Group distribution network is divided into traditional and remote channels.

As at September 30, 2017, there were 529 Group branches, a reduction compared to the 587 at December 31, 2016. The closure of 58 branches in June 2017 (54 branches of the Company and 4 Banca del Monte di Lucca branches) was part of the physical network rationalization process included in the Business Plan 2017-2020 approved by the board of directors on September 13, 2017, which also provides for the closure of a further 63 branches by 2018.

The following table illustrates the geographic distribution of the Group’s branches as of September 30, 2017 and December 31, 2016, as well as the numbers of advisors and remote channels.

	As of September 30, 2017		As of December 31, 2016
A) TRADITIONAL CHANNELS	Number of branches	% of total	Number of branches	% of total
NORTH-WEST	296	56.0	325	55.4
Liguria	197	37.2	218	37.1
—Genoa	109	20.6	119	20.3
—Savona	49	9.3	54	9.2
—Imperia	21	4.0	24	4.1
—La Spezia	18	3.4	21	3.6
Lombardy	58	11.0	62	10.6
Piedmont	40	7.6	44	7.5
Valle d’Aosta	1	0.2	1	0.2
NORTH-EAST	54	10.2	62	10.6
Veneto	39	7.4	41	7.0
Emilia Romagna	15	2.8	21	3.6
CENTER	108	20.4	124	21.1
Tuscany	69	13.0	82	14.0
Lazio	32	6.0	35	6.0
Marche	5	0.9	5	0.9
Umbria	2	0.4	2	0.3
SOUTH AND ISLANDS	70	13.2	75	12.8
Sicily	50	9.5	55	9.4
Sardinia	11	2.1	11	1.9
Puglia	9	1.7	9	1.5
ABROAD: Nice (France)	1	0.2	1	0.2

Total branches	529	100.0	587	100.0

	Number		Number
Private advisors	98		107
Corporate advisors	184		184
Affluent advisors	508		475
Small business advisors	323		334
Total Advisors	1,113		1,100
B) REMOTE CHANNELS
ATM s	651		706
Bancacontinua (self service)	19		19
Internet banking private individuals(1)	376,515		366,276

(1)	Number of contracts

Traditional channels

Traditional channels are based on a customer service specialization model with managers dedicated to each customer segment. The Group has a staff of private, affluent and mass market advisors for the management and development of private customers, while it has a staff of corporate, small business and POE (small customer) advisors for such types of businesses.

As at September 30, 2017, the personal financial consultancy service dedicated to high net worth customers was staffed by a total of 98 private advisors and 508 affluent advisors. Alongside personal financial consultancy services, the Group provides corporate financial consultancy services, staffed by 184 corporate advisors, including 4 advisors for the large corporate segment and 180 advisors for the mid corporate segment, divided into 95 teams, and 323 advisors for the small business segment.

Remote Channels

Remote channels include ATMs, self-service (Bancacontinua) cash machines and online and telephone services (internet banking, mobile banking and the contact center). As of September 30, 2017, the network included 651 operative ATMs (compared with 706 as of December 31, 2016) while the number of Bancacontinua cash machines has remained unchanged at 19 within the same timeframe. In order to reduce the workload for branches and to expedite transactions for current account holders, the Group has 169 cash-in machines for the depositing of cash or checks, distributed throughout 167 branches. For those branches with cash-in machines, the transfer percentage of migrated pay-ins in the nine month period ended September 30, 2017 was 34.8%.

The number of internet banking agreements dedicated to private customers has increased to 376,515 as of September 30, 2017 and the penetration of online services is continually growing. Since the launch of these services, there have been more than 240 thousand downloads of the Carige mobile application. Corporate customers are also increasingly active on remote channels and the Carige On Demand corporate banking service concluded more than 90,000 agreements by September 30, 2017.

In the nine month period ended September 30, 2017, the contact center managed more than 240,000 telephone calls (of which 156,000 were outbound and 84,000 were inbound) and approximately 42,000 emails.

Our competitive position

As of June 30, 2017, the Group had a leadership position in Liguria with a market share of 17.95% of total deposits and of 23.21% of total loans (Source: Bank of Italy, Matrice dei Conti, June 30, 2017 (figures based on customers’ residency)).

As of June 30, 2017, the Group had a market share of 0.90% of total deposits and of 1.11% of total loans at a domestic level (Source: Bank of Italy, Matrice dei Conti, June 30, 2017 (figures based on customers’ residency)).

The table below sets forth the market share which the Group has in terms of deposits and loans in the geographic areas in which it operates, based on the most recent data made available by the Bank of Italy.

	Group—Regional Market Share as of June 30, 2017
	Market Share%	Market Share%
Area/Region	Deposits	Loans
Piedmont	0.56	1.35
Valle d’Aosta	1.01	0.96
Liguria	17.95	23.21
Lombardy	0.41	0.68
Trentino Alto Adige	0.01	0.03
Veneto	0.65	0.78
Friuli Venezia Giulia	0.04	0.16
Emilia Romagna	0.21	1.03
Marche	0.17	0.34
Tuscany	2.09	1.93
Umbria	0.20	0.43
Lazio	0.33	0.35
Campania	0.02	0.07
Abruzzo	0.03	0.13
Molise	0.01	0,06
Puglia	0.23	0.33
Basilicata	0.01	0.12
Calabria	0.02	0.08
Sicily	1.10	0.79
Sardinia	0.71	1.42
Total	0.90	1.11

(Source:	Bank of Italy, Matrice dei Conti, June 30, 2017 (figures based on customers’ residency)).

The Group’s customers are predominantly concentrated in the retail segment, representing 92% of customers, with small businesses and corporate customers (mid and large) constituting approximately 4 and 1%, respectively. The remaining 3% of customers includes institutions and other customers who do not form part of the other categories.

As at September 30, 2017, retail customers accounted for approximately 57% of Net Interest and other banking income, while small business and Corporate customers accounted for approximately 17% and 19%, respectively (with the remaining customers accounting for the other 5%). Retail customers accounted for 39% of total loans, whereas Corporate and small business customers accounted for 42% and 13%, respectively (with the remaining customers accounting for the other 7%). Retail customers accounted for approximately 88% of deposits, while the other segments accounted for market shares of less than 5% each. Our Group’s activities are mainly concentrated in four Italian regions, which accounts for approximately 70% of our sales network (Liguria, Tuscany, Lombardy and Sicily). However, our Group still suffers considerable shortcomings in terms of the efficiency when compared to other competitors. In particular, our Group had: (i) as at December 31, 2017, a level of cost income equal to 81%; (ii) a ratio between operating costs and the collection and use of gross loans of 0.99%; (iii) a relationship between staff costs and intermediation margin of 51% while the unit cost of staff is lower than the average (Euro 64,000); and (iv) a ratio between other administrative expenditure and intermediation margin equal to 28%, while the incidence of such expenditure on individual employees is (Euro 35,000), lower than the relevant benchmark. For the purposes of the comparing these factors of efficiency, we considered a benchmark based on a group of comparable banks in terms of size and business model (BPER, Creval, Credem and Cariparma).

As of June 30, 2017, direct funding in the Italian banking system (which constitutes deposits of resident customers (current accounts, term deposits net of those connected to disposal of loans transactions, deposits redeemable at notice, and sale and repurchase agreements, net of the transactions with central counterparties) and by bonds (net of those repurchased by banks) increased by around Euro 6 billion on annual basis, with a variation of +0.4% per year (Source ABI Monthly Outlook July 2017). In particular, funding from resident customers amounted to Euro 1,708.3 billion. As of the same date, the amount of deposits (represented by deposits with resident customers (deposits in c/c, deposits with fixed maturity net of those related to credit transfer transactions, pre-paid reimbursable deposits and deposits, net of transactions with central counterparties) and bonds (net of those repurchased by banks) (Source: ABI Monthly Outlook July 2017)) was equal to Euro 1,394.6 billion, with an increase of absolute value on annual basis of about Euro 58 billion.

As of June 2017, total loans to customers resident in Italy (represented by deposits with resident customers (deposits in c/c, deposits with fixed maturity net of those related to credit transfer transactions, pre-paid reimbursable deposits and deposits, net of transactions with central counterparties) and bonds (net of those repurchased by banks) (Source: ABI Monthly Outlook July 2017)) amounted to Euro 1,805.5 billion, with a variation of +0.9% per year (calculated by including loans not recognized in financial statements because they are securitized and net of the adjustments in amounts not associated with any transactions such as variations due to currency fluctuations, value adjustments or reclassifications).

As of June 30, 2017, the Group’s market share in terms of customer deposits was 0.90%, reflecting a slight decrease compared to 0.94% as of June 30, 2016; in terms of loans, market share amounted to 1.11%, down compared to 1.21% recorded in June 2016.

Employees

The table below sets forth our Group average number of employees as of September 30, 2017 and December 31, 2016.

	As of
	September 30, 2017		December 31, 2016
	number	%	number	%
Role
Executives	62	1.3	65	1.3
Managers	1,242	26.3	1,247	25.6
Other staff	3,411	72.3	3,561	73.1

Total	4,715	100.0	4,873	100.0
Business
Office	1,352	28.7	1,426	29.3
Market	3,363	71.3	3,447	70.7

During the nine months ended September 30, 2017, 179 employees left employment (143 through retirement packages including incentives) and 21 employees joined the company (7 Executives, 4 Middle Managers and 10 in Professional Areas). On the basis of trade union agreements, which include future redundancies, approximately departures are anticipated for the year ending December 31, 2017.

58 branches were closed in June 2017, without a reduction in staff numbers with personnel transferred to other operating units except in the above cases of agreed early retirement.

Assets, property and equipment

Property and Equipment and Intangible Assets

The table below sets forth the amount of property and equipment and intangible assets, as well as the Group’s equity investments as of September 30, 2017 and as of December 31, 2016 (unaudited restated), 2016 (historical), 2015 (unaudited restated) and 2014 (unaudited recalculated).

	As of					Change %
(amounts in Euro thousands)	September 30, 2017 Unaudited	December 31, 2016 Unaudited Restated (*)	December 31, 2016 historical	December 31, 2015 Unaudited Restated	December 31, 2014 Unaudited Recalculated	09 2017 Vs 12 2016 Unaudited Restated	12 2016 Vs 12 2015 Unaudited Restated	12 2015 Unaudited Restated Vs 12 2014 Unaudited Recalculated
Property and equipment	741,714	739,040	761,274	783,816	779,072	0.4%	-2.9%	0.6%
Intangible assets	46,702	55,468	56,654	78,062	137,525	-15.8%	-27.4%	-43.2%
Of which: Goodwill	—	—	—	19,942	77,087	—	—	-74.1%
Equity Investments	97,131	94,235	94,235	92,536	92,482	3.1%	1.8%	0.1%

Total	885,547	888,743	912,163	974,356	1,086,166	-0.4%	-6.4%	-10.3%

(*)	2016 unaudited figures restated for a consistent presentation.

Tangible assets

The following table sets forth the composition of the Group’s tangible assets as of September 30, 2017 with the relevant comparative data as of December 31, 2016 (unaudited restated).

	As of September 30, 2017	As of December 31, 2016(*) (Unaudited Restated)	2017/2016 (%)
	(in millions of Euro)
A. Instrumental assets 1.1 owned a) land	214,347	213,381	0.5%
b) buildings	324,030	330,178	-1.9%
c) furniture	3,386	2,096	61.5%
d) electronic systems	6,711	7,672	-12.5%
e) other	37,068	40,545	-8.6%
1.2 acquired under financial lease
d) electronic systems	—	—	—
TOTAL A	585,542	593,872	-1.4%

B. Assets Held for investment 1.1 owned
a) land	67,928	64,123	5.9%
b) buildings	88,244	81,045	8.9%
TOTAL B	156,172	145,168	7.6%

TOTAL (A+B) TANGIBLE ASSETS	741,714	739,040	0.4%

(*)	2016 unaudited figures restated for a consistent presentation.

The following table sets forth the composition of the Group’s tangible assets as of December 31, 2016, December 31, 2015 and December 31, 2014.

	As of December 31,
	2016	2015 Unaudited Restated	2014 Unaudited Recalculated(*)	2016/2015(%)	2015/2014(%)
	(in millions of Euro)
A. Instrumental assets 1.1 owned
a) land	228,361	229,087	230,022	-0.3%	-0.4%
b) buildings	337,382	348,273	356,933	-3.1%	-2.4%
c) furniture	2,099	2,729	3,223	-23.1%	-15.3%
d) electronic systems	7,672	18,324	17,673	-58.1%	3.7%
e) other	40,592	41,900	41,828	-3.1%	0.2%
1.2 acquired under financial lease
d) electronic systems	—	1,219	2,031	-100.0%	-40.0%
TOTAL A	616,106	641,532	651,710	-4.0%	-1.6%
B. Assets Held for investment 1.1 owned
a) land	64,123	63,574	58,102	0.9%	9.4%

b) buildings	81,045	78,710	69,260	3.0%	13.6%
1.2 acquired under financial lease
TOTAL B	145,168	142,284	127,362	2.0%	11.7%

TOTAL (A+B) TANGIBLE ASSETS	761,274	783,816	779,072	-2.9%	0.6%

(*)	Analysis prepared by the Company.

The value of plots of land is separated and presented independently from the buildings constructed on the plots of land, since plots of land, unlike buildings, are not subject to deterioration and, therefore, are not subject to the amortization process.

Real Estate Properties

The following table sets forth a summary, as of September 30, 2017, of the value of the real estate properties owned by the Group:

Gruppo Carige—Real Estate Overview
	The Company	BML	Cesare Ponti	Total
	(in millions of Euro)
Branches, offices and archives	536	15	6	557
Guest accommodation	4	—	—	4
Total Instrumental Property	540	15	6	561
Investments	22	—	—	22
Credit Recovery Assets*	17	—	—	17
TFR and personal investments	69	—	—	69
FPP investments	45	1	1	47
Total Non Instrumental Property	153	1	1	155
Total Property of the Group	693	16	7	716

The following table sets forth the information on the main real estate properties owned by the Group included in the portfolio as of September 30, 2017, with an IAS value exceeding Euro 10 million as of such date, with an indication for each of its location and the purpose for which it is used. Each of the below properties are owned by the Company.

Location	Address	Net value as of September 30, 2017 Unaudited (millions of Euro)(*)
Genoa	Via Cassa di Risparmio 15	64.4
Genoa	Via XII Ottobre 1, 3, 3r, 7r	28.9
Genoa	Via G. D’Annunzio Torri E e F	23.3
Milan	Piazza Pattari 5,7	22.1
Rome	Via Bissolati 57	21.4
Genoa	Via Isonzo 21	20.6
Venice	Calle Goldoni, 4481	12.7
Como	Piazza Duomo 1	11.9
Genoa	Piazza delle Americhe 1	11.7
Genoa	Via G. D’Annunzio 105,107 Torre D	10.8

(*)	Analysis prepared by the Company.

On July 31, 2017, our board of directors, in the context of the actions aimed at strengthening our capital, approved by resolution the divestment of a number of prestigious real estate assets and, in particular, two buildings located on Corso Vittorio Emanuele, Milan and Via Bissolati, Rome.

The building located in Milan has a gross surface area of approximately 2,600 square meters, allocated over a total of six above-ground floors and two underground floors, while the building in Rome has a gross surface area of approximately 3,100 square meters, allocated over eight above-ground floors and two underground floors. Both buildings are currently occupied by the Group and used as executive office space and retail space.

On November 16, 2017, the Company has signed the agreement for the sale of the Milan Property, with the fund “Fondo Immobiliare Antirion Global Comparto Core”, an alternative investment reserved fund managed by Antirion. Such agreement provides for a purchase price, determined through competitive a bidding process attended by several potential buyers, of Euro 107.5 million and the completion of the sale by November 30, 2017.

We are not aware of any existing encumbrances on the real estate properties owned by the Group, with the exception of the encumbrances provided under local urban planning regulations or those imposed upon historic buildings and/or buildings located in areas considered of high value from a landscape or environmental standpoint. In particular, the Pattari Area remained subject to adaptation of the description of the property in the Milan property registry. However, the adjustment was made on November 9, 2017, following the acceptance of DOFCA, the revenue agency and confirmation by the notary.

As of the date of this Offering Circular, we are not aware of significant damages to the real estate properties owned by the Group caused by natural disasters such as earthquakes or flooding.

Leased real estate properties

As of September 30, 2017, the Group leases as tenant a portion of its non-instrumental real estate assets totaling 91 real estate properties used mainly as commercial/retail and executive office space.

Environmental issues

As of the date of this Offering Circular, also in consideration of the business operations conducted by us or the Group in its entirety, we are not aware of any environmental issues of such a nature as to materially impact the use of the tangible fixed assets related to instrumental and non-instrumental owned real estate properties.

Covered bond programs

We have three programs for the issuance of so-called “covered bonds”. Covered bonds are a type of security issued by a bank or financial institution which are backed by pools of assets, typically mortgages that remain on an issuer’s balance sheet.

First Program

During 2008, our first covered bond issuance program was approved. The program has been subsequently renewed, most recently in July 2015. This program was implemented through a special purpose vehicle subsidiary Carige Covered Bond S.r.l., of which we hold a participation equal to 60% of the share capital.

We and Banca del Monte di Lucca have assigned to Carige Covered Bond S.r.l. receivables represented by residential and commercial mortgages for an amount of Euro 8.4 billion. As of the date of this Offering Circular, as a result of such assignments, covered bonds for an overall amount of Euro 6.7 billion have been issued, of which Euro 3.1 billion are outstanding. Such covered bonds are listed on the Luxembourg Stock Exchange and rated by Fitch Ratings, Moody’s and DBRS.

Second Program

During the course of 2011, we and Banca del Monte di Lucca assigned to the special purpose vehicle subsidiary Carige Covered Bond 2 S.r.l. (in which we hold a participation equal to 60% of the share capital) receivables represented by commercial mortgages for an amount of up to approximately Euro 1.4 billion. As of the date of this Offering Circular, as a result of such assignments, covered bonds for an overall amount of Euro 1.15 billion have been issued, of which Euro 0.35 billion are outstanding and mature in February 2021. Such covered bonds are listed on the Luxembourg Stock Exchange, ranked by Moody’s and used by us for medium and long-term refinancing operations with the European Central Bank.

Third Program

During the course of 2016, a third covered bond program was established, in the context of which we and Banca del Monte di Lucca assigned to the special purpose vehicle subsidiary Carige Covered Bond S.r.l. receivables represented by residential mortgages for an amount of Euro 519 million. As of the date of this Offering Circular, as a result of such assignments, covered bonds for an overall amount of Euro 0.4 billion have been issued, which are outstanding in their entirety and mature in May 2022. Such covered bonds are listed on the Luxembourg Stock Exchange, ranked by Moody’s and used by us for medium and long-term refinancing operations with the European Central Bank.

Credit ratings

As of the date of this Offering Circular, the Company has been assigned ratings by the international rating agencies Fitch Ratings and Moody’s.

The following table sets forth the ratings assigned and outlook on the Company’s short-term and long-term rating by the principal international rating agencies as of the date of this Offering Circular.

	Short term debt		Long term debt		Date of last revision
Rating Agency	Rating	Outlook	Rating	Outlook
Moody’s(1)	NP	Not on Watch	Caa2	Developing	July 14, 2017
Fitch(2)	B	Negative Rating Watch	B-	Negative Rating Watch	October 6, 2017

(1)	According to the Moody’s rating scale, obligations rated “Caa2” are judged to be of poor standing and are subject to very high credit risk. Issuers rated “NP” or “Not Prime Issuers” do not fall within any of the Prime rating categories.
(2)	According to the Fitch rating scale, “B” ratings indicate a material default risk, but a limited margin of safety remains. It indicates that financial commitments are currently being met, however capacity for continued payment is vulnerable to deterioration in the business and economic environment. Short term “B” rating indicates Minimal capacity for timely payment of financial commitments, plus heightened vulnerability to near term adverse changes in financial and economic conditions.

Recent activity of Moody’s

On July 14, 2017, Moody’s raised its long-term “B3” rating from “Caa1”, the long-term counterparty risk to “B3 (cr)” from “Caa1 (cr)” and confirmed to “Caa2” the rating assigned to the Company. The outlook for both short-term and long-term deposits is confirmed as developing.

This recent action reflects Moody’s opinion that government support for deposits and senior unsecured debt for us currently appears more of a probability. In the opinion of Moody’s, the recent bail-out of three leading Italian issuers in distress renders the likelihood of government support to us, should it be required, moderately probable, despite the fact that bail-outs are not considered as the new standard.

The increasing probability of government support to us has resulted in the upgrading of the long term deposit rating, which also takes into account a persisting low loss-given-failure analysis for its instruments, in consideration of the buffer of subordinated and senior unsecured debt, which is considered sufficient to absorb losses. Nevertheless, this probability of state support remains moderate in Moody’s opinion, since it would still be subject to state aid rules and political decisions. For this reason, the rating agency does not exclude, where necessary, burden-sharing, including non-guaranteed senior debt and junior debt. Potential upgrading of our rating on the basis of a higher probability of government support has been adversely offset by the reduction in the volume of senior unsecured debt, due to some of it reaching maturity. Our rating may be upgraded if the capital strengthening plan is approved by the ECB and implemented without government support and without any losses for holders of senior unsecured debt. On the contrary, the rating may be downgraded if the recapitalization of the Company fails or if the loss-given-failure for senior unsecured debt were to increase.

Recent activity of Fitch

April 10, 2017 Fitch placed a Negative Rating Watch (hereinafter “NRW”) on the long-term rating (“B-”) and lowered the viability rating (“VR”) (the rating that measures a bank’s intrinsic creditworthiness without considering any external support to “cc” from “b” (the level identifying the Bank as a speculative issuer with a very high intrinsic credit risk). The VR downgrade reflected the Company’s need for capital, low quality of assets, a vulnerable credit structure of creditors and a slower liquidity profile than most Italian peers. The NRW reflects Fitch’s view that the risk of implementation of the Bank’s strategies is high and the inability to complete the deconsolidation of non-performing loans and the increase in capital will increase the risk of losses also imposed on creditors senior, for example in case of resolution, and could lead to a downgrade of the long-term issuer rating and senior debt rating.

On October 6, 2017, Fitch maintained the long-term rating (“B-”) and short-term (“B”) rating by extending the NRW as of April 10, 2017 until the end of the overall asset consolidation operation described in the “Transformation Program” in the Business Plan and lowered the viability rating (“VR”) of the Company from “c” to “cc”. The VR downgrade reflects the concept that bank failure according to Fitch metrics is inevitable because the proposed subordinated debt conversion would be considered a distressed debt exchange (“DDE”). This conversion represents a DDE because it results in a substantial reduction in the value of the subordinated debt, necessary, according to Fitch, to avoid resolution or liquidation. The level of VR attributed reflects the need for an extraordinary injection of capital by the Company to meet the quantitative targets and coverage of the gross deteriorated credit demanded by the ECB and continue to operate as well as the poor quality of the assets , the unprofitable business model, a vulnerable credit structure of creditors and a slower liquidity profile than most Italian peers.

The long-term rating is three notches above the VR, reflecting Fitch’s view that the likelihood that senior creditors have to bear losses is lower than that of bankruptcy. Fitch expects that if the Company succeeds in raising capital successfully, senior creditors will not suffer losses. The NRW placed on the long-term rating (reflected in a NRW for short-term ratings) derives from Fitch’s opinion that any failure to complete the Capital Increase increases the risk of losses for senior creditors, in the same way as would occur, for example, in the event of liquidation or resolution, and could lead to a downgrade of the long-term issuer rating and rating of senior debt instruments. A downgrading of the VR will occur if the capital is absorbed, in which case the rating would be brought to “f” and then would receive a commensurate upgrade to the new risk profile and the new capitalization of the Company. A VR downgrade may also occur in the event of any action by the regulator if the recapitalization actions fail. Fitch expects to resolve NRW when the Capital Increase and LME will be completed and more details on non-core assets will be available. Following the resolution of the NRW, Fitch expects the long-term issuer rating to be at the same level as the VR. NRW resolution could take longer than the “normal” six months if the Company’s plans and regulatory permissions were delayed. If the Company failed to complete the Capital Increase and the LME, then Fitch believes that there would be more likelihood of liquidation or other resolutions. In this case, the long-term issuer rating and the senior debt rating would be reduced to a level that is high risk that senior creditors may face losses.

Goodwill and other intangible assets are classified in this category.

Goodwill is the positive difference between the purchase cost and the fair value of the assets and liabilities of a newly-acquired business.

Other intangible assets, other than goodwill, are recognized if they are identifiable as such, if they lack physical substance, if they arise from contractual or other legal rights and are capable of generating future financial benefits.

The tables below set forth the breakdown of the Group’s intangible assets as of September 30, 2017 and as of December 31, 2016 (unaudited restated), 2016 historical, 2015 (unaudited restated) and 2014 (unaudited recalculated).

	As of September 30, 2017 Unaudited		As of December 31, 2016 Unaudited Restated(*)
Asset/Amount	Finite Life	Indefinite Life	Finite Life	Indefinite Life
	(in Euro thousands)		(in Euro thousands)
1) Goodwill	—	—	—	—
—Group	—	—	—	—
—Non-controlling interests	—	—	—	—
2) Other intangible assets	46,702	—	55,468	—
—Assets valued at cost	46,702	—	55,468	—
a) Internally generated intangible assets	—	—	—	—
b) Other assets	46,702	—	55,468	—
—Assets valued at fair value	—	—	—	—
a) Internally generated intangible assets	—	—	—	—
b) Other assets	—	—	—	—

Total intangible assets	46,702		55,468	—

(*)	2016 unaudited figures restated for a consistent presentation.

	As of December 31, 2016 Historical		As of December 31, 2015 Unaudited Restated		As of December 31, 2014 Unaudited Recalculated
Asset/Amount	Finite Life	Indefinite Life	Finite Life	Indefinite Life	Finite Life	Indefinite Life
	(in Euro thousands)		(in Euro thousands)		(in Euro thousands)
1) Goodwill	—	—	—	19,942	—	77,087
—Group	—	—	—	19,942	—	77,087
—Non-controlling interests	—	—	—	—	—	—
2) Other intangible assets	56,654	—	58,120	—	60,438	—
—Assets valued at cost	56,654	—	58,120	—	60,438	—
a) Internally generated intangible assets	—	—	—	—	—	—
b) Other assets	56,654	—	58,120	—	60,438	—
—Assets valued at fair value	—	—	—	—	—	—
a) Internally generated intangible assets	—	—	—	—	—	—
b) Other assets	—	—	—	—	—	—

Total intangible assets	56,654	—	58,120	19,942	60,438	77,087

Specifically, during the fiscal year ended December 31, 2016, the entire value of the subsidiary Banca Cesare Ponti S.p.A.’s residual goodwill was written off, for Euro 19.9 million.

Residual intangible assets consist mainly of software.

Equity investments

“Investments” includes the value of equity investments in jointly controlled companies and in companies subject to significant influence held by us, directly or through its subsidiaries. Investments in companies that are subject to significant influence are generally included in holdings in which the Group holds a percentage less than 20% of the voting rights, but has signed a syndication agreement and/or has the capacity to appoint one or more members of the administrative body.

The table below shows the principal holdings in associated or jointly controlled companies held by us, either directly or through its subsidiaries as of September 30, 2017, and as of December 31, 2016, 2015, 2014.

		Share held (%)				Value held (in Euro million)
Name	Location	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015	As of December 31, 2014	As of September 30, 2017	As of December 31, 2016	As of December 31, 2015 (unaudited restated)	As of December 31, 2014 (unaudited recalculated)
Autostrada dei Fiori S.p.A.	Savona	20.62	20.62	20.62	20.62	95.91	93.02	91.32	91.20
Nuova Erzelli S.r.l.	Genova	40.00	40.00	40.00	40.00	1.22	1.22	1.22	1.28

Total		60.62	60.62	60.62	60.62	97.13	94.24	92.54	92.48

Equity investment in the Bank of Italy

Pursuant to Legislative Decree No. 133 of November 30, 2013 (“Legislative Decree 133/2013”), as converted into Law no. 5 of January 29, 2014 (“Law 5/2014”), the Bank of Italy increased its share capital from Euro 156,000 to Euro 7,500,000,000 by using statutory reserves. The previous shareholdings were cancelled and replaced, as of December 31, 2013, with 300,000 new shares of Euro 25,000 each allocated to the Shareholders in proportion to the equity interests held. Our Group was assigned 12,095 new shares, for an aggregate nominal value of 302.37 million.

On June 23, 2014, Italian Law No. 89 entered into force, which converted Italian Legislative Decree of April 24, 2014 No. 66 (so-called “spending review”) which involved a 26% increase (from the previous 12%) in the substitute tax rate on the revaluation of the investment in the Bank of Italy, to be applied on the nominal value of the shares, net of the value recognized for taxation purposes. As a result of the new legal rate, the substitute tax to be paid was re-determined pursuant to IAS 12, amounting to Euro 78 million. This resulted in a larger tax burden of Euro 42 million with respect to the amount set aside during 2013, which was charged to the income statement in the second quarter of 2014, in compliance with the accounting treatment determined in 2013.

As of September 30, 2017, the Company held a share of 4.3% in the share capital of the Bank of Italy, included in the AFS portfolio at a value of Euro 302.4 million, unchanged as compared to December 30, 2016 and December 30, 2015.

The Group expects to make significant investments, which are still subject to the approval of the Company’s governing bodies.

Specifically, at its meeting of September 13, 2017, the board of directors approved the Business Plan which provides, inter alia, a rationalization process for the distribution network as well as new projects aimed at improving the Group’s operational efficiency. These projects will involve investments for nearly Euro 100 million in support of the transformation and business development of the Group. This “high-return” investment plan provides for “cashless/cashlight” branches, innovation, digitalization of the core processes and human resources (performance management and skills). Therefore, as a part of the renewal process for the service model and in the light of improving and developing processes and instruments, it will also be necessary to enhance human resources’ knowledge and skills.

Litigation and other proceedings

Our Group is currently a party to numerous civil and administrative proceedings arising from the ordinary course of business, as well as some criminal proceedings.

We have made provisions in our financial statements to cover liabilities that could arise from legal and arbitration proceedings based on our assessment of the relevant risk and with the assistance of internal and external advisers. We believe that such provisions represent a judgment of the potential loss in connection with each proceeding, in compliance with the applicable accounting standards. However, there can be no assurance that the amounts already set aside in these provisions will be sufficient to cover the potential losses fully in connection with such proceedings if the outcome is worse than expected.

The provision we made in our consolidated financial statements to cover potential liabilities that could result from pending disputes amounted to Euro 23.2 million as of September 30, 2017 (as compared with 23.4 million as of December 31, 2017, of which Euro 22.3 million set aside related to lawsuits filed against the Company and bankruptcy claw-back actions, in respect of which future expenditure and the length of the dispute settlement process have been estimated, and Euro 0.9 million for labor disputes. The overall claims amount to Euro 153 million.

The above provisions included specific amounts set aside in relation to disputes relating to compound interest (anatocismo). Such provisions for risks and charges do not include the provisions in relation to the dispute with the Apollo Group. The provision was established with the intent of dealing with any losses caused by pending lawsuits filed against the Company in respect of which, according to IAS 37, it is possible to make a reliable estimate of the potential costs. In many cases there is considerable uncertainty about the possible outcome of the procedures and the extent of any loss. These cases include criminal proceedings, administrative proceedings by the competent supervisory authority or investigators and/or reviews in relation to which the amount of any alleged compensation and/or potential liabilities borne by the Group is not fixed or determinable, due to the application filed, and/or the nature of the proceedings themselves. In such cases, for as long as it is not possible to reliably estimate the outcome, provisions are not made. Where it is possible to reliably estimate the amount of loss and such loss is considered probable, provisions are made in our balance sheet or those of our Group’s companies, to the extent deemed appropriate in our judgement, according to the circumstances and in accordance with international accounting principles. The estimate of our obligations that may reasonably arise are based on information available at the date we make the estimates, however, due to the numerous uncertainties arising from legal proceedings, it is sometimes not possible to produce a reliable estimate, including in situations where the process has not been initiated or when there are uncertainties as to the legal and factual circumstances which would render any estimate unreliable. Therefore, any provisions may be insufficient to entirely cover the charges, costs, penalties and requests for damages. See “Risk Factors—We are subject to risks related to legal proceedings and actions of supervisory authorities which could have a material adverse effect on our business, financial condition and results of operations”.

Below is a summary description of the most significant legal and arbitration proceedings.

Civil and arbitration proceedings

Mediation proceedings with Fondazione CARIGE

As of the date of this Offering Circular, a mediation procedure between us and Fondazione CARIGE (the “Foundation”) is underway at the Genoa Chamber of Commerce, concerning a dispute relating to a line of credit of approximately Euro 80 million, which over time has progressively been granted by Banca Carige to the Foundation. Such mediation follows a previous mediation initiative which ended with a negative outcome on June 7, 2017, which concerned loan management. The mediation relates in particular to the alleged invalidity of the operation to provide financial assistance, by means of which Banca Carige would have allowed the Foundation the subscription of convertible bonds for a nominal value of not less than Euro 32 million, to be converted into shares in order to improve the financing of its own capital increase in breach of the prohibition referred to in Article 2358 of the Civil Code. The Foundation has applied for Banca Carige to pay them compensation and partial restitution, without quantifying the values in their application. Such claims are arise from the alleged correlation between the extension of the aforementioned line of credit, which was granted by the Company in July 2009 and gradually increased until 2013 and the subscription to be part of the foundation of the convertible bond loan issued by Banca Carige in 2010, to the allegation of breaching the prohibition on the purchase of own shares provided by Article 2358 of the Civil Code. There are currently pending communications between the parties in order to settle the matter. The mediation meeting is scheduled for November 23, 2017.

In the draft audit report on the accuracy of the balance sheet calculation report, received on October 13, 2017, the ECB stated in the summary paragraph of the results that the main adjustment made to own funds related to the financing of capital instruments of Euro 60 million for Fondazione Cassa di Risparmio di Genova e Imperia. With respect to ongoing transactions already approved by the board of directors on July 11, 2017, but not accepted by the counterparty at the end of the investigations such deduction may be less.

Amissima Vita

Proceeding relating to the Distribution Agreement

On November 22, 2016, the Company filed an application for arbitration with the Milan Chamber of Arbitration, seeking a declaration that clauses of the Distribution Agreement entered into with Amissima Vita (formerly Carige Vita Nuova) relating to the exclusivity obligation, minimum distribution targets and penalties, are null and void, and accordingly that the Agreement is null or ineffective in its entirety.

On December 23, 2016, Amissima Holdings claimed that the application for arbitration filed by the Company, together with its subsidiaries, allegedly constitutes breach of the warranty given by the Company regarding the validity of the agreement for the sale of equity interests in the Insurance Companies and the Distribution Agreement. Amissima Holdings S.r.l., which intervened in the arbitration proceedings pending between its subsidiary Amissima Vita and the Company (and its subsidiaries) on a voluntary basis on March 14, 2017, applied for verification of the validity and effectiveness and the absence of any cause for termination of the Distribution Agreement. Subordinately, in case of possible loss of the arbitration proceedings, Amissima Holding S.r.l has:

i)	entered a claim for damages (preliminarily quantified in the amount of Euro 200 million) with reference to the possible loss by it of the arbitration proceedings, calculated on the basis of amounts payable by the Company under the Distribution Agreement;

ii)	applied for verification of its right to indemnity as provided by the Agreement;

iii)	applied for verification of a connection between the Agreement and the Distribution Agreement; and

iv)	applied for verification that any declaration of the invalidity, ineffectiveness or any other event that involves termination of the Agreement, the consequences of which are not already governed by provisions contained in the Agreement and Distribution Agreement, would involve the invalidity, ineffectiveness and termination of the Agreement.

On May 22, 2017, Amissima Vita sent a letter announcing its withdrawal from the Distribution Agreement as a result of the acceptance of the condition (i) that a ruling on the outcome of the arbitration proceedings found the invalidity of art. 13 of the Distribution Agreement (allegedly prejudicial to Amissima Vita) and (ii) the arbitration procedure or other subsequent procedure has also established the full validity of clause 22.4 of the same agreement (and hence Amissima Vita’s right to obtain the corresponding compensation).

As at September 30, 2017, the provisions for risks and charges relating to any liabilities related to the Agreement and the Distribution Agreement with the Apollo Group amounted to approximately Euro 36.4 million.

The procedure is at the preliminary investigation phase and at June 30, 2017, the Company and other distributors (Banca del Monte di Lucca and Creditis) filed a second set of pleadings seeking the appointment of an Expert Witness (Consulente tecnico d’Ufficio—CTU) to determine the costs incurred by distributors in relation to activities for the distribution of Amissima Vita insurance products.

Liability action connected to contractual conditions for the sale of equity interests held in the Insurance Companies

On June 17, 2016, the Company’s board of directors resolved to take action against Mr. Cesare Castelbarco Albani, former Chairman of the Company, Mr. Piero Luigi Montani, former Chief Executive Officer of the Company, and the following affiliates of the Apollo Group: Apollo Management Holdings L.P., Apollo Global Management L.L.C., Apollo Management International L.L.P., Amissima Holdings S.r.l., Amissima Assicurazioni S.p.A. and Amissima Vita S.p.A., to obtain compensation for damages arising from the disposal of the Company’s equity investments in the Insurance Companies and other conduct of Apollo Group during its presentation to, and an examination by, the Company’s board of directors of the proposal submitted by Apollo on February 10, 2016.

The Company sought an order for damages in an amount equal to Euro 1.25 billion, of which Euro 450 million relate to the disposal of the Insurance Companies and Euro 800 million to conduct by the defendants in the context of presentation to and the examination by the Company’s board of directors of the proposal submitted by Apollo on February 10, 2016.

The action in question refers to two events, and the material facts and points of law underlying the legal action are illustrated below.

The first event concerns the disposal of equity interests held by the Company in Carige Assicurazioni S.p.A. and Carige Vita Nuova S.p.A., and the terms of the agreements for the distribution of insurance products for those companies, to be entered into by the insurance companies and the Company and other Group companies. During 2014 and with the assistance of advisors, a selection procedure was launched with various parties expressing an interest in the acquisition of the Insurance Companies, following which the non-binding offer submitted by Apollo Management Holdings together with Apollo Global Management LLC and its affiliates (referred to in brief as “Apollo”) was selected. Individual negotiations continued with this company.

The Insurance companies were sold to Apollo, following a resolution by the Company’s board of directors on October 21, 2014 and the closing took place on June 5, 2015 and concurrently the insurance product distribution agreements with companies in the Group were entered into.

Decisions by the board of directors were based on the recommendation by the Bank of Italy to sell those companies in view of the Insurance Companies’ negative economic performance, reputational problems, criminal implications and requisites connected to compliance by the Company with capital requirements.

However, we believe that prior to the aforementioned resolution by the Company’s board of directors on October 21, 2014, the situation leading to the recommendation by the Bank of Italy had changed due to change in the Insurance Companies’ management, which had successfully realized a positive turnaround in management. However, this change in circumstance was not highlighted during the abovementioned board meeting and therefore was not included in the due diligence and the evaluation process conducted by the Company’s directors. In particular, there had been a drastic inversion in the trend illustrated in the six month reports for 2014, showing profits of Euro 19.5 million for Carige Assicurazioni and Euro 25.7 million for Carige Vita Nuova. We believe that, on October 21, 2014, the CEO of the Company was presumably made aware of confirmation, in the second six months of the positive trend that would lead, from December 31, 2014, to profits of Euro 27.9 million for Carige Assicurazioni, and Euro 30.8 million for Carige Vita Nuova.

Following this, the Insurance Companies’ appeared to have recovered from their negative performance. In fact, having recorded total losses of Euro 140.6 million in 2013, the Insurance Companies registered total profits of Euro 58.7 million in 2014, with an aggregate difference in the economic result for the two financial years of just under Euro 200 million.

On October 23, 2014, two days after the board of directors’ resolution on the disposal, the ECB notified the results of the Comprehensive Assessment, illustrating the need for further capitalization of the Company, approved by the Company’s board of directors on October 26, 2014, including a capital increase in an amount no lower than Euro 500 million (an increase which was subsequently proposed and approved in the amount of Euro 850 million). Due to this development in action in order to meet the Bank of Italy’s capital requirements issued in August 2013 the need to dispose of equity interests in the Insurance Companies appeared to have been overcome.

In summary, due to the change in membership of the boards of directors and senior managements of the Insurance Companies, the inversion in the management trend for the Insurance Companies and in consequent results and the need to recapitalize the Company, the need to dispose of equity interests, at a price justifiably lower than the equity value of the Insurance Companies (offered by Apollo in the amount of 71% of the net value of assets) no longer existed.

In relation to the determination of the value of the equity interests in the Insurance Companies, there was insufficient due diligence in the relative assessments, in consideration of the absence of an element consistently used in practice for the sale of equity interests, or rather a fairness opinion certifying the conformity of the sale price with the value of the equity interests. Furthermore, serious insufficiencies in the evaluation and due diligence process were emphasized in relation to the comparative selection of the Apollo offer over and above other offers received by the Company.

The Company therefore believes that, in relation to the sale of equity interests held in the Insurance Companies, there is specific liability on the part of the former Chief Executive Officer Piero Luigi Montani and the former Chairman Cesare Castelbarco, acting together with Apollo Management Holdings L.P., Apollo Global Management L.L.C. and Amissima Holdings S.r.l.

The second event relates to the conduct of affiliates of the Apollo Group between November 2015 and March 2016 which appears to be linked by pursuit of a single goal: the appropriation, at extremely speculative economic conditions, of the Company’s assets and of a majority interest in the Company.

The statement of claim identifies the following unlawful conduct: interruption to negotiations for the acquisition of the interest held by the Company in Creditis, as a result of unjustified withdrawal by the Apollo Group; the impact of transactions carried out by the Apollo Group on the Company’s liquidity; and the submission of a non-binding offer contemplating the acquisition of NPLs for the Company and the acquisition of a majority equity interest in the Company at conditions functional to Apollo’s intensely speculative interest but gravely punitive to the Company and the majority of its Shareholders. We believe that due to the procedures and timing of the conduct by Apollo, it interfered with the Company’s business, negatively influencing performance in liquidity, attempting to impact free self-determination in business operations and negotiations, with negative effects on the economic reputation of the Company. Equally, the statement of claim identifies elements regarding complicity by the senior management of the Company, and specifically the Chief Executive Officer Piero Luigi Montani, with Apollo.

On June 17, 2016, the Company decided to commence proceedings urgently, with the aim of ending potential negative reputational effects on the Company that as a result of Apollo’s non-binding bid for NPLs and a capital increase reserved for Apollo.

In the statement of defense, all of the defendants raised counterclaims seeking damages in the total amount of approximately Euro 300 million and, in any event, sought damages. Amissima Holdings, through a further claim, has sought increased damages in respect of its initial claim, and consequently counterclaims are quantifiable in an amount of approximately Euro 622 million. The defendants have maintained the same amounts referred to above. In relation to such counterclaim, the Company does not believe that the necessary conditions are met for the purposes of a compensation order against it.

The action is currently in the preliminary phase, and pleadings have been filed.

On March 10, 2017 the Company was served with a petition for an urgent injunction preventing shareholders of Malacalza Investimenti S.r.l. and Fondazione Carige from exercising their voting and participation rights at the Shareholders’ meeting called for March 28, 2017. On March 24 the Courts of Genoa dismissed this petition due to lack of grounds.

The Shareholders’ meeting held on March 28, 2017 approved the proposal by the Company’s board of directors regarding authorization to take liability action against previous directors Piero Montani and Cesare Castelbarco Albani, respectively the Chief Executive Officer and Chairman of the Company at that time.

On June 21, 2017, Amissima Vita served the Company with a statement of claim concerning the challenge to the resolution taken by the Shareholders’ meeting on March 28, 2017 relating to this liability action, since it was taken with the casting vote of quotaholders of Malacalza Investimenti S.r.l. and Fondazione Carige, against whom Amissima Vita had sought a prohibition on participation in the Shareholders’ meeting on March 28, 2017.

On October 20, 2017, the Company submitted its defense.

On March 28, 2017 the Shareholder’s meeting resolved upon the liability actions against the former President Giovanni Berneschi.

Additional labor disputes with Amissima

At the date of this Offering Circular, an application for arbitration is pending, submitted on July 10, 2017 by Amissima Holdings S.r.l. to the Milan Chamber of Arbitration. The claim concerns reimbursement by the Company, as a result of clauses in the agreement for the disposal of the Insurance Companies, of amounts paid by Amissima to two managers who have retired (a claim of around Euro 907,000) as additional allowances provided by the company labor agreement, which represented a supplement for termination, provided by the applicable national collective labor agreements.

On August 8, 2017, the Company has filed its defense and appointed its arbitrator. On September 13, 2017 the arbitration committee was constituted with the appointment of the third arbitrator. On October 27, 2017, the first hearing of the arbitration committee was held. We have set aside provisions in our reserve for risks and charges of Euro 907,085 in relation to such proceeding.

Madoff Fund vs. Banca Carige S.p.A.

On October 17, 2011 a statement of claim was notified by the Trustee in Bankruptcy in the liquidation procedure for the Bernard L. Madoff Investment Securities LLC fund (“Madoff Fund”), seeking the repayment by the Company of the sum of USD 10,532,489.00, received in reimbursement of units held in the Fairfield Sentry Limited hedge fund (“Sentry Fund”): analogous action was taken against various other investors.

The Sentry Fund was a feeder fund, or rather a fund that ultimately invests assets into another fund, called the master fund, in this case the Madoff Fund which had, for over two decades, used payments made by new investors to pay interest payable to previous investors and to meet their requests for total or partial repayment of the capital invested.

On February 28, 2007, the Company had invested a nominal amount of USD 10,000,000.00 in the Sentry Fund and on August 29, 2007 it requested a payout which it collected on October 16, 2007 in the aggregate amount of USD 10,532,489.15. The payout application was intended to reduce total exposure for the Company to hedge funds, in compliance with a resolution of the board of directors dated May 14, 2007. The Madoff Fund was placed in liquidation due to default on December 15, 2008. At the date of the requested repayment, August 29, 2007, the Company was not aware of the possible insolvency of the Madoff galaxy and was not even aware of events or confidential information that could lead it to believe that default was imminent.

Preliminarily, the Company filed a deed before the District Courts of New York on March 29, 2012, seeking the transfer of certain matters from the Bankruptcy Court to the District Court. The application was upheld on May 15, 2012, together with analogous requests made by many other investors, and matters raised in the motion were therefore submitted for evaluation by the District Court and assigned to the judge who, on October 30, 2013, dismissed these matters. On November 21, 2016, the Bankruptcy Court issued a “no case to answer” judgment in respect of the claw-back action against the Company and a further 90 defendants, holding that the case duplicated other proceedings commenced by the liquidation of the Fairfield Sentry Fund.

In March 2017, the Madoff Fund Trustee in Bankruptcy appealed the decision to dismiss action against the Company before the Court of Appeals of New York and the Group expects the appeal proceedings to be joined with all other analogous proceedings.

Fairfield Sentry Limited vs. Banca Carige S.p.A. / Fairfield Sentry Limited vs. Banca Cesare Ponti S.p.A.

On March 23, 2012 the Trustee in Bankruptcy of the Sentry Fund served statements of claim seeking (i) the repayment by Banca Carige S.p.A. of the sum of USD 10,532,489.00, received in repayment of units in the Sentry Fund, (ii) the repayment by Banca Ponti S.p.A. of the sum of USD 2,182,155.91, received in repayment of units in the Sentry Fund.

Both of these statements of claim relate to events described above and represents duplication of the claim against the Company brought by the Trustee in Bankruptcy of the Madoff Fund.

The Company has not replied to the claim served by the Trustee in Bankruptcy for the Sentry Fund Kenneth Krys, since all procedures commenced by the Trustee in Bankruptcy of the Sentry Fund before the Bankruptcy Courts of New York (304, intended to claw-back payments to investors in the Sentry Fund) have been suspended by order of the Bankruptcy Court of New York, due to pending claims brought by the Trustee for the Sentry Fund before the Courts of the British Virgin Islands, where the Sentry Fund Liquidation was opened, concerning the claw-back of payments to investors such as the Company.

The proceedings have been suspended for around five years and following first and second instance proceedings the Supreme Court of London, with jurisdiction over the British Virgin Islands, upheld the defendant arguments and declared the claw-back action ungrounded.

The Trustee therefore took action before the District Courts of New York seeking to claw back payments from the British Virgin Islands fund to around 600 other defendants, obtaining authorization to file an amended statement of claim in proceedings; the respective defendants have challenged this action and filed a motion to dismiss the initial statements of claim.

The motions are pending a decision.

North East Service S.p.A.

In June 2013, the Company and other Group banks granted undisclosed agency powers to Axitea Net S.r.l. for the management of activities for the collection, transport and counting of cash and valuables and connected activities. Axitea S.r.l. independently outsourced the activities to North East Service S.p.A. (“NES”) which subsequently engaged in various breaches of contract.

In consideration of the above, banks in the Group proceeded to withdraw the agency powers and to withdraw part of the sums held by the company in question.

Following a declaration of insolvency of NES and the consequent opening of an Extraordinary Administration procedure, the banks in the Group submitted a claim to recover sums still held by that company in an amount of around Euro 3.5 million. This claim was, after initially being dismissed, partially upheld by the Courts of Treviso following an appeal against the statement of liabilities.

The decision by the Court was however challenged by NES in Extraordinary Administration, by way of appeal to the Supreme Court. The Company has entered an appearance in these proceedings which are still pending.

In the meantime, by way of a statement of claim served on banks in the Group on October 20, 2016, the Extraordinary Administration procedure sought an order for payment of Euro 28,136,709.7, arguing that the material withdrawal of cash by the Group from NES in the month prior to the declaration of insolvency represented payment of a certain and fixed amount due (through anomalous means) and as such could be clawed back.

The Company has argued that there is no factual or legal basis (in addition to the lack of proof) for the action taken to. The case had been postponed until the hearing on October 26, 2017, during which the intervention of a third party led to the postponement until January 25, 2018.

Trustee in Bankruptcy

During the 2016 financial year, the Company received a request for damages in the amount of Euro 100 million from a Trustee in Bankruptcy, in respect of which the Company does not believe (supported by an external legal opinion) there will be immediate negative repercussions. In particular, the Trustee as well as the Company believe that Cassa di Risparmio di Savona should be charged with alleged “breaches and serious contractual and non-contractual liability” in relation to the granting and use of certain lines of credit granted during the period 2006-2010. Therefore since the risk is not currently considered to be probable we have not set aside any provisions. Since no material developments have occurred in the first six months of 2017, the Company still believes that the evaluation made with the support of an external legal advisor upon preparing the 2016 Consolidated Financial Statements is valid, and considers the request as action intended to interrupt the statute of limitations rather than an attempt to raise specific charges against the Company. We therefore believe that the notice received from the Trustee in Bankruptcy does not currently have reasonable grounds nor does it enable the Company to make a reliable assessment of potential detrimental consequences for the Company.

Disputes regarding compound interest (anatocismo)

In decision No. 2374, 1999, the Corte di Cassazione changed its previous stance, holding that banking practice involving the capitalization on a quarterly basis of statutory interest payable by their customers was a contractual rather than a legal rule. Considering that the prohibition on compound interest may only be derogated by means of regulation, any contractual clauses that provide for quarterly compounding of interest payable by current accountholders, entered into prior to the effective date of Italian Legislative Decree No. 342, August 4, 1999, (“Legislative Decree 342/1999”) and of the CICR implementing provisions dated February 9, 2000 (or April 22, 2000) are invalid, since on reregulating this matter, they allowed for infra-annual capitalization of bank account interest, provided that any interest payable or receivable is agreed in writing to be with equal frequency.

Litigation arising out of this case law decision principally concerns agreements entered into prior to the effective date of Legislative Decree No. 342/1999 and CICR resolution of February 9, 2000.

In relation to certain claims by Consumer Associations against certain banks, there have been different decisions issued over time relating to the direct application of Article 120 of the Consolidated Banking Act, despite the absence of secondary legislation.

This situation was resolved, following further revisions to Article 120 of the Consolidated Banking Act effective since April 15, 2016, providing for the introduction of an obligation for annual capitalization of interest, but requiring the CICR to issue implementing provisions.

On August 3, 2016 the CICR published rules implementing Article 120 of the Consolidated Banking Act, which amend the reference rules regarding procedures for the settlement and charging of interest.

The new rules apply to any deposit-taking and lending transaction between intermediaries and customers, including financing through credit cards; in this context, payable interest accrued cannot generate additional interest, save for default interest which accrues in accordance with regulations from time to time applicable.

In relation to current account or payment account relationships, intermediaries must guarantee customers the calculation of interest on the same periodic basis, and any interest payable or receivable must not accrue in under one year.

At the date of this Offering Circular, the total number of actions pending against the Group relating to compound interest remains, in absolute terms, at moderate levels. The risk is met by way of precise and prudential provisions included in the provision for risks and charges, equal to Euro 3.6 million at September 30, 2017 (compared with Euro 3.7 million at December 31, 2016).

Criminal proceedings

To the knowledge of the Company, following criminal investigations initiated by the Public Prosecutor of Genoa, formal criminal proceedings have been initiated against the former President of the Company, Giovanni Berneschi, in relation to false social communications on behalf of a company, members or creditors as well as unlawful appropriation. The facts of the case are, in part, taken from the findings of CONSOB and the Bank of Italy on the outcome of inspections relating inter alia to the regularity of the granting of loans and the overall management of creditors as well as the compliance of the internal organizational models inherent in the assignment and management of trusts and the preparation of financial statements in line with legislation.

As such offenses under Legislative Decree 231 are considered severe, the Company was entered in the register of suspects for administrative offense for offenses of false corporate communications to the detriment of the company, its Shareholders or creditors and revocation. Irrespective of any evaluation of the allegations on the merits, a financial penalty applicable to the most severe abusive penalty treatment applicable to the Company for the alleged offenses are estimated at no more than Euro 2 million.

Almost all acts of this proceeding were subsequently transferred to the Public Prosecutor of Rome. For the remaining facts that remained the responsibility of the Public Prosecutor of Genoa, the case file was filed in January 2017.

To the knowledge of the Company, at the date of this Offering Circular, proceedings are still pending before the Public Prosecutor of Rome, in the context of which certain claims relate to the crimes of obstructing supervisory activities and market manipulation. These accusations relate to the Company’s board of directors in office at the date of the events for both alleged crimes, while the offense of obstructing supervisory activities relates to the former general manger and other managers of the Company. The Company is under investigation pursuant to Legislative Decree 231, for offenses committed in its interest or benefit in relation to regulatory offenses. As far as the Company is aware, the disputed events were in part revealed from findings by the Bank of Italy and CONSOB following inspections carried out by those Authorities.

The proceedings pending before the Public Prosecutor of Rome are at the subsequent phase following closure of the preliminary investigations and the Public Prosecutor will decide whether to request a committal for trial, so that the preliminary hearing can be scheduled during which the Judge for Preliminary Investigations has not yet decided on the formulation of any filing request, or alternatively, whether to request a committal for trial.

Charges relating to obstructing supervisory activities originate from false communications regarding: i) the valuation of amounts receivable with respect to certain groups of loans; ii) the valuation of equity interests held in the Bank of Italy, by Carige Assicurazioni and Carige Vita Nuova; and iii) the valuation and determination of goodwill relating to CGUs (cash generating units—subsidiaries, networks of branches outside Liguria and insurance companies).

The offense (market manipulation) is charged in relation to the diffusion of false information through a press release dated February 25, 2013, which reported that “At the meeting on March 19, when the 2012 draft budget was approved, the board of directors considered it possible to arrive at a proposal to distribute an adequate cash dividend to shareholders...”, the allegation being that this statement was such as to affect significantly the trust placed by the public in the Company’s financial stability.

The offense is punishable by an administrative fine up to Euro 1,349,100.

The abovementioned offenses provide for the confiscation of the proceeds of the crime. The determination of the amount of the proceeds that could be confiscated is uncertain.

The order to make payment of the fine and of confiscation of the proceeds will become irrevocable following the three proceedings (not less than five years from the date of this Offering Circular).

There is a further criminal proceeding pending before the Courts of Genoa and Milan, in which the Company has initiated a civil party against the defendants (including the former Chairman of the board of directors, Giovanni Berneschi) accusing them of fraud-based crime and money laundering, in relation to the management of the Insurance Companies then part of our Group. This trial ended on February 22, 2016, with a sentence of conviction. The Court sentenced Mr. Giovanni Berneschi, amongst others, to eight years and two months imprisonment, and confiscated assets in the amount of Euro 26.8 million, ordering payment of damages to the Company, to be determined in civil proceedings. Following a plea on territorial jurisdiction submitted during the aforementioned proceedings by one of the defendants, the defendant’s position has been removed and transferred to new criminal proceedings before the Courts of Milan, currently at the trial phase, in the context of which the Company is a civil claimant.

Finally, there are further criminal proceedings pending before the Courts of Genoa concerning the crimes of obstructing supervisory functions, money-laundering and complicity in the evasion of income taxes, for which the Company’s former chairman, Mr. Giovanni Berneschi, is indicted, together with three seconded employees of the Company with management duties at Centro Fiduciario C.F. S.p.A., and Centro Fiduciario itself. At the hearings held on December 7, 2016 and December 9, 2016, the Judge for the Preliminary Hearing delivered a “no case to answer” judgement with respect to Mr. Giovanni Berneschi and the three employees of Centro Fiduciario, as well as for Centro Fiduciario, in respect of some charges, providing that Mr. Giovanni Berneschi and the other defendants should be committed for trial for the crimes of money laundering, failure to submit tax returns, fraudulent conveyance and abetting. Following the preliminary hearing, Centro Fiduciario settled its position for the remaining charge pursuant to Legislative Decree 231, by way of out-of-court settlement with an administrative fine of Euro 400,000.

CONSOB proceedings pursuant to Article 157(2) of the Consolidated Financial Act

As disclosed in our press release dated January 9, 2015, CONSOB filed a claim against the Company, initiating civil proceedings before the Court of Genoa, to have the Court declare the Shareholders’ meeting resolution dated April 30, 2014 approving the Company’s financial statements as of December 31, 2013 null and void, for failure to comply with the rules governing the preparation thereof and, in particular, with the accounting principles IAS 1, 8 and 36, as well as to ascertain the non-compliance of the Company’s consolidated financial statements as of December 31, 2013, with the aforementioned Accounting Standards.

In its statement of claim, CONSOB argued that the Company had not properly implemented the observations expressed by CONSOB in its Ruling No.18758 dated January 10, 2014, concerning the impairment of goodwill and equity interests held in the banking and insurance subsidiaries for and as of the year ended December 31, 2012. According to CONSOB the alleged violation resulted in a violation of the accrual principle.

The Company entered an appearance in proceedings, with a statement of defense filed within the deadlines, before the Courts of Genoa, challenging the adverse party arguments, claims and allegations.

The court-appointed expert witness, Professor Mario Massari, filed his final report in March 2017, whereby he upheld CONSOB’s findings relating to projections, which were allegedly not prepared by the Company on the basis of reasonable and supportable assumptions as required by IAS 36(33)(a), consequently holding that the financial statements were not compliant with IAS 8 and IAS 36. In particular, the Expert Witness’ conclusion was that: “ the opening balances of the non-consolidated and consolidated financial statements as of December 31, 2013 of Banca Carige, relating to the goodwill for the banking CGUs (cash generating units), and corresponding to the relative closing balances in the financial statements as of December 31, 2012, do not comply with IAS 8. Said conclusion is based, in particular, on the finding of non-compliance with IAS 36 of the valuations for impairment purposes of the CGUs and bank subsidiaries in the financial statements as of December 31, 2012”.

In relation to Professor Mario Massari’s conclusions illustrated above, for the purpose of reaching a settlement with CONSOB, and providing a fully accurate overview of information, the Company has decided to acknowledge the error referring to the plan projections made by the Company’s management in March 2013, which, despite a significant deterioration in the macroeconomic and financial indicators, were not adequately restated in accordance with the indications in the business plan dated May 2012.

The Company, supported by the formal opinion of Professor Mario Massari, has deemed a reformulation of the 2013-2022 plan forecasts impracticable, since albeit being technically feasible in theory, it would lead to results devoid of any acceptable credibility, given that it would require taking into account the historical prospective and information, including internal to the company, referring to the specific time and context in which the management that drew up the relevant plan was operating.

More specifically, since the assumptions underlying the plan forecasts and the parameters selected for valuation make up a single system, it would be incorrect to amend any input or parameter without reconsidering all other inputs and parameters as well. In order to determine which part of the impairment of consolidated goodwill for the banking subsidiary CGUs in September 2013 should have been carried out in the 2012 financial year, it would be necessary to reformulate the plan forecasts made at the time as well as the entire valuation, which would involve a new estimate of the different valuation parameters upon the market data, logic and expectations of that time.

Furthermore, the goodwill subject to the above dispute was fully impaired in the interim report as of September 30, 2013, and consequently, even if it would have been possible to restate the opening balances for the 2013 Financial Statements, this would not have had any effects on the closing balances for the same financial year and any subsequent years.

In light of the above, the opening balances for the 2013 financial statements cannot be restated in any credible manner and that, therefore, the case at hand falls under the scope of application of paragraphs 50-53 of IAS 8, which provides for rectification of the error exclusively by means of the disclosure of information.

CONSOB has held that the relevant disclosure, included in the financial statements, together with the acknowledgement of the error and the new resolutions approving the financial statements and consolidated financial statements as of December 31, 2013, are sufficient to re-establish a correct overview of information, and will therefore result in the discontinuance of the aforementioned claim. At present, the Judge has adjourned the hearing and therefore the proceedings have not formally ended, but are expected to end, according to communications between the law firms involved, once the financial statements are newly approved in compliance with the terms agreed upon with CONSOB, such as to deem the correct overview of information effectively restored.

On August 3, 2017. the Company’s board of directors resolved to initiate the process aimed at putting an end to the action challenging the resolutions approving the Company’s financial statements and consolidated financial statements for the year 2013 and, subject to the revocation of the resolution approving the Company’s draft financial statements and consolidated financial statements as of December 31, 2013, approved the Company’s draft financial statements and consolidated financial statements as of December 31, 2013.

Accordingly, the Company called a Shareholders’ meeting on September 28, 2017 in which the Shareholders, following the revocation of the approval resolution dated April 30, 2014, newly approved the 2013 financial statements of the Company and acknowledged the consolidated financial statements as of December 31, 2013, solely to the extent of the supplementary disclosure made in accordance with accounting standard IAS 8, while maintaining the rest of the contents unchanged.

Challenge of the 2013 financial statements

CONSOB filed a claim against the Company, with statement of claim notified on the same date, initiating civil proceedings before the Court of Genoa, to have the Court declare the Shareholders’ meeting resolution dated April 30, 2014 approving the Company’s financial statements as of December 31, 2013 null and void, for failure to comply with the rules governing the preparation thereof and, in particular, with the accounting principles IAS 1, 8 and 36, as well as to ascertain the non-compliance of the Company’s consolidated financial statements as of December 31, 2013, with the aforementioned Accounting Standards. See “Business—Litigation and other proceedings—CONSOB proceedings pursuant to Article 157(2) of the Consolidated Financial Act”.

Further supervisory action by CONSOB relating to the concentration of securities issued by the Company in portfolios held by retail customers

On July 1, 2016, in relation to overall supervision of the provision of investment services by the Company, CONSOB requested the following clarifications pursuant to Article 8, (1) of the Consolidated Financial Act: (i) for the required concentration controls in the context of evaluation of the adequacy of customer investments, possible confirmation that this control currently concerns debt securities, illustration of the reasons underlying that choice and an indication of the next steps to be taken for the purpose of evaluating total issuer risk; confirmation that procedures for the calculation of credit risk adopted by the Company enable it to recognize correlations between the different instruments in a customer portfolio, supplementing the concentration control; and (ii) the number of customers who hold financial products issued by the Company and their relative counter-value, suitably divided into concentration classes for those products, according to wealth bands relative to those customers and customer profiles assigned to them for the evaluation of the adequacy/appropriateness of investments, with separate evidence of that data for subordinated notes.

In a note dated July 29, 2016, the Company provided the requested information, confirming that the concentration control in the context of evaluation of the adequacy of customer investments is limited to debt securities alone, with exclusion from that control of bonds issued by the Italian government and other supranational bodies. In particular, the Company specified that concentration is associated with issuer risk (evaluated separately through the credit risk indicator), further strengthening adequacy controls on issuers of bonds (default risk). The note also specified that procedures for the calculation of credit risk adopted by the Company allow it to recognize correlations existing between various issuers, within a customer portfolio. The calculation mechanisms in fact take account of the level of diversification in the portfolio. Total credit risk for the portfolio is therefore the final result obtained following an evaluation of the risks inherent in individual financial instruments in that portfolio and those inherent in correlations/decorrelations present in that portfolio. The effect of correlations/decorrelations between financial instruments included in a portfolio, acts also on the measurement of market risk, calculated for all categories of financial instruments and enabling the Company to supplement the concentration control. In the note dated July 29, 2016, the Company also mentioned the upcoming introduction of a new concentration control for highly complex financial instruments, in order to ensure greater customer protection, in accordance with CONSOB communication on the distribution of complex financial products to retail customers. This control commenced on February 1, 2017.

Inspections relating to anti-money laundering

Centro Fiduciario

From September 19, 2013 to January 14, 2014, the Bank of Italy carried out an inspection on our subsidiary Centro Fiduciario.

Following these inspections, by notice of March 25, 2014, served on March 31, 2014, the Financial Intelligence Unit of the Bank of Italy charged the manager of Centro Fiduciario in office at the time of the challenged facts and Centro Fiduciario (jointly and severally liable) with the alleged violation of the obligations to report suspicious operations (pursuant to anti-money laundering regulations), in relation to a fiduciary mandate for the management of liquidity amounting to, in the aggregate, Euro 700,000, entered into on December 22, 2011. In particular, according to the Bank of Italy, the examination of the documentation at Centro Fiduciario reveals that the fiduciary mandate, following its opening, was not subject to either evaluation or monitoring by our Company.

Following the above inspections and subsequent investigations by the Public Prosecutor of Genoa in proceedings on August 26, 2015 Centro Fiduciario was further charged, as a jointly liable party, relating to reporting suspicious operations, punishable with an administrative fine ranging from Euro 124,654.20 to Euro 4,986,169.30 in consideration of the value of the disputed transaction, equal to Euro 12,465,423.40 (of which we would be liable for a maximum amount of Euro 4,834,091, as we hold a 96.95% stake in Centro Fiduciario).

At the date of this Offering Circular, this procedure is still in progress, and, pursuant to applicable laws, the Ministry shall notify any penalty within five years of the date it notified the charges to the persons responsible for the violation.

Furthermore, considering that Centro Fiduciario may not have the financial and capital reserves necessary to cover any charges arising out of the measure in question, on January 27, 2016 the Company’s board of directors resolved, in relation to charges relating to the unreported transaction in the amount of Euro 12,465,423.4, to undertake, within the limits of its equity interest in that company, any future obligation to pay an administrative fine.

Banca Carige

Between January 1, 2015 and September 30, 2015 the Guardia di Finanza charged the managers of branches of the Company and the Company itself (jointly and severally liable) with violation of Article 41 of the Anti-Money Laundering Legislative Decree for failure to report certain suspicious operations: pursuant to Article 57 of the Anti-Money Laundering Legislative Decree, effective at the date of events, the disputed violations are punishable by means of a fine ranging from 1% (i.e. Euro 35,100.58) to 40% (i.e. Euro 1,408,019.20) of the value of all disputed transactions. With reference to the above-mentioned charges, within the term of 30 days of the date of notification of the report, the Company filed its defense brief with the Ministry of Economy and Finance. Pursuant to applicable laws, the Ministry of Economy and Finance shall notify any penalty within five years of the date on which it notified the charges to the persons responsible for the violations.

Inspections and sanction proceedings by the Bank of Italy

Following a unitary evaluation of the results of inspections conducted on the Company from December 3, 2012 to March 13, 2013 and from March 14, 2013 to July 26, 2013, on September 2, 2014, the Bank of Italy commenced administrative proceedings against the Chairman, directors, auditors and the General Manager of the Company in office at the date of disputed events. In particular, the Bank of Italy disputed: i) violation of the regulations for the prudential supervision of banks of March 4, 2008, in relation to bank corporate governance; (ii) violation of the regulations of the Bank of Italy in relation to risk management, corporate governance, administrative and accounting organization, internal controls and remuneration and incentive systems, and (iii) violation of supervisory regulations of the Company. In support of such alleged violations, the supervisory authority highlighted, among other things, the exercise by the Chairman (in office during the period of inspections by the Bank of Italy) of a pervasive role in the absence of specific powers and adequate balances, an ineffective system for reporting to the board and delays in informing the directors, as well as the absence of a strong and independent internal and group control structure (with particular reference to risk management, the insurance subsidiaries, the management of credit relations with related parties and affiliated entities, etc.).

The penalty proceedings concluded with the imposition of administrative fines, notified to the Company on August 7, 2014.

In particular, the Bank of Italy alleged the following irregularities:

1.	violation of the governance provisions by the former chairman of the Company’s board of directors in office at the time of the alleged facts, certain directors, former directors and the former general manager in office at the time of the alleged facts;

2.	failings in the organization and internal controls by the former chairman of the Company’s board of directors in office at the time of the alleged facts, certain directors, former directors and the former general manager in office at the time of the alleged facts;

3.	failings in the management and control of credit by the former chairman of the Company’s board of directors in office at the time of the alleged facts, certain directors, former directors and the former general manager in office at the time of the alleged facts; and

4.	failings in the controls carried out by the statutory auditors in office at the time of the alleged facts.

The penalties imposed on certain directors and the general manager of the Company in office at the time of the challenged facts for the irregularities under (1), (2) and (3) ranged from Euro 117,000 to Euro 387,330.

Those imposed for the irregularities under (1) and (2) on certain directors in office at the time of the alleged facts ranged from Euro 78,000 to Euro 121,000.

Those imposed on the statutory auditors in office at the time of the alleged facts for the irregularity under (4) ranged from Euro 52,000 to Euro 129,110.

The Company is jointly liable for the payment of such fines and is required to exercise its right of recourse against those persons responsible for the violations. Considering that some of the persons on whom the sanctions have been applied have represented that they intend to appeal the ruling issued by the Bank of Italy and consequently have expressed their intention not to pay the sanctions, and that the appeal does not suspend the obligation to pay, the Company decided to pay the penalties within the term so as to avoid the accrual of interest on penalties for the delayed payment. In particular, the Company paid penalties for an overall amount equal to Euro 1,105,330 and exercised its right of recourse by submitting to the relevant persons a request for reimbursement of the amount paid by the Company as a party jointly liable for the payment of such fines.

The penalties imposed on representatives of the Company amounted to a total of Euro 1,961,440.0 of which Euro 1,503,330.0 for the Company’s directors, Euro 208,000.0 for the Company’s general manager and Euro 250,110.0 for the Company’s statutory auditors. The general manager and the statutory auditors have made direct payment of their fines.

In respect of the overall fine of Euro 1,503,330.0 imposed in the form of penalties for the Company’s directors, the Company has made advance payment of the fines imposed on six of its directors in the total amount of Euro 1,105,330.0, commencing a recourse action, while other representative have made direct payment of the fines.

Moreover, in consideration of the results of the inspections conducted by it, and only in relation to findings and observations relating to anti-money laundering aspects, the Bank of Italy commenced a sanction procedure, against the Company for the violation of provisions of the Anti-Money Laundering Legislative Decree. The findings by the Authority that led to commencement of this procedure by the Bank of Italy relate in particular to the absence of forms of coordination within the Group suitable for ensuring the disclosure of information and the standardization of evaluation criteria, the absence of suitable exchanges of information with units that have relationships with the Judicial Authorities and insufficient supervision of operations by the subsidiary Centro Fiduciario, as well as failings in the performance of suitable audit and registration obligations relating to the Consolidated Computer Archive (such as the obligation to identify the beneficial owner). The Company submitted its considerations and counterarguments to the Bank of Italy in a communication dated September 26, 2013.

The relative proceedings concluded with direct imposition of a fine for the Company in the amount of Euro 113,500.

During the second six months of 2016, the Bank of Italy conducted an inspection of the sale of insurance policies combined with financing provided to consumers. On April 28, 2017 the Authority notified the outcome of the inspection which found that there was adequate consistency between practice for the Company and applicable regulations. It did however identify certain critical aspects relating to management of pre-contractual documents and internal controls.

Tax Proceedings

Banca Carige

On February 28, 2014 the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office, notified the Company with a measure whereby it levied a higher amount of registration tax (in addition to fines and interest) with reference to a deed for the purchase of a company business from Banca del Monte dei Paschi di Siena in 2010.

The order is based on the redetermination of the value of goodwill in a greater amount than the value indicated by the parties in that deed. In particular the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office re-determined the goodwill value from Euro 102,461,722 to Euro 140,167,758 and consequently applied greater registration tax in the amount of Euro 455,116 plus fines in an equal amount and interest. The Company promptly filed an appeal.

The Provincial Tax Commission of Genoa filed decision No. 399/1/2016 on February 16, 2016, in which it upheld the appeal in full, ordering the Agency to refund legal costs for the proceedings. The Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office has appealed this decision. The proceedings are currently pending second-level trial. We have not made any provisions in the financial statements for this matter.

Merger of Cassa di Risparmio di Carrara into Banca Carige

With reference to the acquisition of the business branch during 2010 by Banca del Monte dei Paschi in Siena, on March 3, 2014 the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office served a settlement and correction notice on the merged company Cassa di Risparmio di Carrara (and to Banca del Monte dei Paschi di Siena S.p.A.) whereby the Tax Controls Office levied a higher amount of registration tax (in addition to fines and interest) with reference to the deed of purchase of the company business signed by the Company in 2010.

The settlement and correction notice in question is based on the redetermination of goodwill to an amount that is greater than the amount indicated by the parties. In particular, the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office re-determined the goodwill in question from Euro 13,642,160 to Euro 18,925,041.

As a result of such redetermination the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office requested the payment of additional registration tax for a value of Euro 77,248, in addition to fines for the same amount and interest.

The Company promptly filed an appeal.

On January 28, 2016 the Provincial Tax Commission of Genoa deposited judgement No. 282/1/2016 which upheld the Company’s appeal in its entirety and ordered the Agency to refund the legal costs.

The Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office has appealed this decision. The proceedings are currently pending second-level trial. We have not made any provisions in the financial statements for this matter.

Merger of Banca Carige Italia into Banca Carige

In relation to the tax risk profiles relating to the legal challenge brought by CONSOB, it is important to note that on December 29, 2016, as a result of a previous inquiry by the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office on Banca Carige Italia S.p.A., the Company, in its capacity as the merging company of Banca Carige Italia, was served a notice of assessment containing two findings. The first relates to the redetermination of a tax credit from the conversion of deferred tax assets for 2013 (reducing it by approximately Euro 205 million); the second is about Euro 2.1 million additional tax (IRES—corporate income tax) payable resulting from partial non-acceptance of relief connected with the Economic Growth Stimulus.

Both of these findings are a consequence of objections raised by the Agency against the results of the impairment test on goodwill conducted by Banca Carige Italia during preparation of its financial statements for the year 2012. In particular, in the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office’s opinion, Banca Carige Italia should have partially impaired its previously recognized goodwill by Euro 771.6 million and would thus not have had the possibility to fiscally align it in its entirety as it did. That lesser tax alignment, calculated using the nominal tax rates IRES and IRAP applied to the goodwill value, would have resulted in a lower recognizable amount of alignment-related DTAs and, consequently, in a lower amount convertible into tax credit, upon occurrence of the legally required conditions (as was the case in 2013). In quantitative terms, the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office’s ascertainment was reflected in partial non-acceptance of the tax credit arising from conversion of deferred tax assets by the aforementioned amount of approximately Euro 205 million. However, in relation to the foregoing finding, the notice of assessment clarifies that, after settlement of the specific claim, the Company (in its capacity as the merging company of Banca Carige Italia) would be entitled to a pro-rata reimbursement (equal to approximately Euro 99.9 million) of the higher amount of substitute tax paid at that time for the tax alignment of goodwill recognized in 2012 and partly not accepted during the ascertainment. The second reported finding conceptually stems from the same objections raised against the results of the afore-mentioned impairment test. According to arguments provided by the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office in its ascertainment, the financial year 2012, due to the afore-mentioned impairment and its effects on deferred tax assets, should have closed with a loss for the period instead of posting a profit which was allocated to a reserve and thus caused an increase in what is known as the ACE (Economic Growth Stimulus) base. For this finding alone, sanctions were imposed for an amount equal to 90% of the ascertained higher amount of corporate income tax (IRES).

The Company, supported by the qualified opinions of highly reputed independent experts who, on several occasions, expressed a preliminary judgement of correctness and compliance of the Company’s impairment testing conduct with the international accounting principles IAS/IFRS, also with the support of its legal advisors, believes that the findings presented in the foregoing notice of assessment may be objected to in many respects and, therefore, contested the tax claims before the Provincial Tax Commission of Genoa on February 23, 2017 seeking their annulment.

Finally, at the hearing held on June 14, 2017, the parties jointly applied for and obtained an adjournment in the trial to October 18, 2017, 2017 followed by another on December 20, 2017, in order to explore the possibility of reaching an agreement, also in consideration of developments in civil litigation with CONSOB. The Company still upholds considerations made upon preparing the consolidated financial statements at December 31, 2016 and that led it to hold that the conditions for making specific provisions for that litigation were not existing. We have not made any provisions in the financial statements for this matter.

Banca del Monte di Lucca

On March 7, 2014 the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office served a settlement and correction notice to Banca del Monte di Lucca (and to Banca del Monte dei Paschi di Siena S.p.A.) levying the principal registration tax (in addition to fines and interest) with reference to the deed of purchase of a company business signed by the Company in 2010.

The settlement and correction notice in question is based on the redetermination of goodwill to an amount that is greater than the amount indicated by the parties in the afore-mentioned deed of purchase. In particular, the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office re-determined the goodwill in question from Euro 9,210,173 to Euro 12,861,460. As a result of such redetermination the Tax Authority, Regional Revenue Bureau of Liguria—Tax Controls Office requested payment of a higher principal registration tax equal to Euro 53,257, in addition to fines for the same amount and interest.

The appeal lodged with the Provincial Tax Commission of Genoa was entirely upheld with the annulment of the claim and an order for the Agency to refund legal costs. This judgment was appealed against and the proceedings is now pending second-level trial. We have not made any provisions in the financial statements for this matter.

Inspections and thematic reviews by the ECB

2015 Inspections and thematic reviews

Following the ECB’s on-side inspection in accordance with the SREP, areas identified that require improvement concern the monitoring of credit processes, the Risk Appetite Framework, disclosure of information to the Company’s board of directors and its operation, the role of Risk Management and organization of the Compliance function.

With reference to the results of the thematic review carried out from April 28, 2015 to July 24, 2015, involving a review of operations by the Company’s board of directors, board of statutory auditors and a review of its Risk Appetite Framework, the ECB has, inter alia, highlighted the need for the knowledge and skills in the theme of risk management to be strengthened, the improvement of the functioning of the Risk Committee, the improvement of the timing of availability and accessibility of documentation for the board of directors, the need for a policy in matters of succession, a self-assessment procedure to be formalized and the need to improve the reporting on risks and introduce forward-looking risks into the discussion, especially with reference to the Risk Appetite Framework.

Recommendations on liquidity risk and interest rate risk received from the ECB relate to aspects of organization and process related to both risks.

For more information, see “Business—History and Recent Developments— Inspections and thematic reviews by the ECB”.

2016 Inspections and thematic reviews

Activities to be carried out by July 10, 2017 relating to the management of NPLs and involving remuneration policies have been completed, while certain refinements of internal regulations on the strategy for the management of NPLs and second level controls are pending completion.

Supervisory activities concerned the quality of the non-financial companies and personal businesses loan portfolio, with a focus on NPLs (NPL) and performing loans in the worst internal rating classes.

An examination of positions highlighted a deficit in provisions of Euro 348 million, for exposure selected on a judgmental basis by the inspection team, and a further Euro 64 million arising from the impact on portions of the banking book subject to random statistical sampling.

The inspection team revealed further weaknesses in the organizational structures and internal control systems. There were 16 findings revealed by the ECB which are divided into 10 intervention areas containing 28 recommendations.

The 10 intervention areas include: (i) 3 maturing September 30, 2017, concerning the provisions process, the monitoring process and Internal Audit activities; and (ii) 7 maturing December 31, 2017, concerning the organizational structure (risk profile and strategies, organizational structure and resources, risk control) pricing policy (pricing and lending process), NPL management (credit policies and recovery process), risk classification process, internal risk assessment model (provisions process and credit policy) management of collateral (provisions process and policy), validation of data quality (examination of positions and data integrity validation).

On April 5, 2017, the Company submitted to the ECB the plan for remediation activities currently being implemented. The plan is periodically monitored.

For more information, see “Business—History and Recent Developments— Inspections and thematic reviews by the ECB”.

2017 Inspections and thematic reviews

On August 17, 2017 the draft results of and on October 17, 2017, we received the final results of the thematic review of IFRS 9 relating to activities conducted by the ECB between December 2, 2016 and March 31, 2017. On the basis of findings and information collected in the first quarter 2017, the ECB concluded that implementation of IFRS 9 by the Company is only partially consistent with the expectations of the Authority. The ECB identified significant weaknesses in relation to involvement of the board of directors, parallel execution of the IFRS 9 project, failings in IFRS 9 internal policies and procedures and, in particular, in relation to definition of the business model and the SPPI (solely payments of principal and interest) test and the definition of default. Further the ECB established that it is fundamental for the Group to equip itself with IT systems capable of managing and systematically evaluating more significant volumes of information that the new accounting standard requires.

The deadline for interventions is three, six and nine months following the date of receipt of the final results. On October 31, 2017, we received a letter from the ECB in relation to the 2017 SREP, in which they highlighted several weaknesses and points of attention in relation to our Group. See “—History and Recent Developments—SREP 2017—SREP 2017 Communication from the ECB of October 31, 2017”.

With reference to the thematic review of profitability and the business model, at the date of this Offering Circular the Company is waiting for the results.

On September 27, 2017 the Company received from the ECB a draft decision which, on the basis of the annual Supervisory Review and Evaluation Process as of December 31, 2016, sets forth the prudential requirements for the Company for the year 2018 (“Draft SREP Decision 2017”). In the Draft SREP Decision 2017, the Supervisory Authority requires the Company to maintain, at a consolidated level, a TSCR of 11.25%, which includes a minimum total capital requirement of 8% and an additional total capital requirement of 3.25%. The Company is also required to maintain to a minimum OCR, which includes, in addition to the TSCR, the Combined Capital Buffer Requirement established by the Bank of Italy at 1.875% for 2018. Furthermore, the ECB expects the Company to meet, on a consolidated basis, the Pillar 2 capital guidance of 1.55%, entirely composed of CET 1, to be held in addition to the minimum CET 1 requirement (comprising a minimum ratio of 4.5%, a requirement for additional total capital of 3.25% and a Combined Capital Buffer Requirement of 1.875%. In addition, in relation to liquidity, the ECB has, amongst other things, asked the Company to notify a revision to its ILAAP policies by April 30, 2018, to continue to provide additional information on NPLs on a consolidated basis and to submit, by March 30, 2018, a revised operational and strategic plan to deal with the high level of NPE and collateral enforcement. The ECB has also specified that the Company must procure approval by the ECB prior to any distribution of profits to Shareholders, where non-payment does not represent an event of default.

On October 31, 2017, we received a letter from the ECB in relation to the 2017 SREP, in which they highlighted several weaknesses and points of attention in relation to our Group. See “—History and Recent Developments—SREP 2017—SREP 2017 Communication from the ECB of October 31, 2017”.

For more information, see “Business—History and Recent Developments— Inspections and thematic reviews by the ECB”.

Material agreements

Sale of the shareholding in Amissima Vita (formerly Carige Vita Nuova) and Amissima Assicurazioni (formerly Carige Assicurazioni) and the related distribution agreement

On June 5, 2015, the Company and Primavera Holdings s.r.l., a company controlled by funds affiliated with Apollo Global Management, LLC (together with its subsidiaries, “Apollo”), completed an operation in which the Company sold its entire share shareholding in the Insurance Companies to Apollo. The sale was carried out pursuant to a sale and purchase agreement previously entered into by us and Apollo on October 28, 2014 (the “Agreement”). The purchase price was Euro 310 million.

The Agreement contained a number of representations and warranties in favor of Apollo, which we gave as of the date of the Agreement and the closing date. Any breach or inaccuracy of the representations and warranties we provided may lead to possible indemnification obligations for us, predominantly in relation to reserves set aside for claims against Amissima Assicurazioni, and the lawsuits pending against the Insurance Companies. The indemnity has certain limitations, including an overall cap on the indemnity of 32% of the purchase price (approximately Euro 99 million). See “Risk Factors—We are subject to risks related to legal proceedings and actions of supervisory authorities which could have a material adverse effect on our business, financial condition and results of operations”.

Distribution Agreement

In the context of the sale of the Insurance Companies, we and the Distributors entered into the Distribution Agreement.

The Distribution Agreement provides:

(i)	for the non-life segment, that the Company guarantees, for the duration of the Distribution Agreement, that the Distributors distribute the products of Amissima Assicurazioni in Italy for an amount not lower than 75% of the insurance distribution generated on an aggregate basis by such Distributors (to be calculated in terms of gross premiums) (with a tolerance threshold of up to 70%); and

(ii)	for the life insurance segment, for the duration of the Distribution Agreement, the distribution on an exclusive basis of Amissima Vita’s products by the Distributors, who may not distribute insurance products of third parties in a percentage exceeding 2% (with a tolerance threshold of 5%) of the insurance distribution generated on an aggregate basis by the Distributors (to be calculated in terms of gross premiums) (with the exception of certain products). In addition, we have agreed to procure that the distribution of Amissima Vita’s products will not fail to meet the minimum targets provided under the Distribution Agreement, amounting to 30% of the targets provided under the Distribution Agreement, for three consecutive years.

In case of breach of the obligations related to the distribution of products under (i) and (ii) above, the Insurance Companies will be entitled, on the satisfaction of certain conditions, to terminate the Distribution Agreement and to the payment by us of a penalty or damages, decreasing over the 10 years period of Distribution Agreement whose amount may not in any case exceed: (i) Euro 200 million as to life insurance products; and (ii) Euro 10 million as to non-life insurance products. In any case, the aggregate amount of such damages or penalties may not exceed Euro 200 million.

As to life insurance products, a set-off mechanism of the commission generated from the distribution of the insurance products is provided for the first period of the Distribution Agreement (i.e. until December 31, 2024). This set-off will be calculated and paid on annual basis in relation to the credit or debit matured by us based on the comparison between our performances and the targets provided under the Distribution Plan. Such mechanism applies only in case of our underperformance greater than 10% of the targets. The penalties to be paid are increasing and proportioned to the spread between the performance and the targets but may not in any case exceed Euro 20 million (Euro 16 million as to traditional products and Euro 4 million as to the unit-linked products).

In any case, the amounts owed by us due to the above-mentioned set-off mechanisms and/or penalties and/or damages may not exceed in the aggregate Euro 200 million.

In the context of the Agreement, the Company granted to the purchaser a five-year senior revolving loan in the amount of Euro 77,523,935.00, which is guaranteed by a share pledge over the Insurance Companies’ shares. The loan was to be used for the payment of the purchase price of the Companies, for payment of interest on an annual basis, and for repayment of the principal amount on the fifth anniversary of the Agreement.

Other than as indicated above, the Agreement and the Distribution Agreement do not contain other withdrawal and/or termination provisions.

We monitor on an ongoing basis, including for management purposes, the trend in production of the life insurance segment, in relation to both Class I and Class III policies. Over the course of 2015 (the first year relevant for purposes of the Distribution Agreement), the production targets were exceeded for both Class I and Class III policies. This led to a surplus that may be used to offset any future under-performance.

In 2016, we achieved the targets for net production of Class I policies, while we did not achieve those for Class III policies. This led to the accrual of penalties totaling Euro 4 million, which were partially offset by a surplus of Euro 0.5 million accrued by the Company in 2015.

Over the course of 2017, for Class I products, the trend in the distribution business and the sales network’s focus on the placement of pension products, carried out strictly in compliance with the relevant legal framework and in line with the customers’ actual economic requirements, has led us to believe that the Company will be in a position to honor the related commercial targets contained in the Distribution Agreement.

For Class III products, a deviation from the targets has emerged. However, we intend to pursue the commercial commitments undertaken, and we are of the view that we will be in a position to achieve the related commercial targets by the end of the year.

Warranty and Indemnity provisions contained in the Agreement

The Agreement contains a number of warranties and indemnities. In particular, indemnities are envisaged with reference to the following circumstances: (i) certain policies, if liquidations of claims occur in an amount exceeding the reserves set aside as of the date of reference provided under the sale agreement (June 30, 2014) or additional provisions set aside referring to the same reserves; and (ii) specific legal proceedings, if the final outlays exceed the provisions set aside existing as June 30, 2014.

Legal proceedings initiated by us

On June 17, 2016, the board of directors approved a resolution to commence legal action against Mr. Cesare Castelbarco Albani, former Chairman of the Company, Mr. Piero Montani, former Chief Executive Officer of the Company, and some affiliates of the Apollo Group (Apollo Management Holdings L.P., Apollo Global Management L.L.C., Apollo Management International L.L.P., Amissima Holdings s.r.l., Amissima Assicurazioni S.p.A., and Amissima Vita S.p.A.) to obtain compensation for damages arising from the disposal of the Company’s equity investments in the Insurance Companies and other conducts subsequently held by the same group. See “—Litigation and other proceedings—Civil and arbitration proceedings—Proceedings relating to the arbitration Agreements”.

In management’s opinion, over the period from 2014 – 2016 and in the context of the sale of the Insurance Companies, certain companies of the group headed by Apollo in, benefited from negligent conduct attributable to some of our directors at the time, causing damage to the Company. In particular, the interruption of the negotiations for the acquisition of the Company’s shareholding in Creditis due to the Apollo group’s unjustified withdrawal, transactions concluded by Apollo involving the Company’s liquidity, the presentation of a non-binding offer that contemplated the purchase of the Company’s NPLs and the acquisition of the majority of its share capital at conditions aimed at serving Apollo’s interests but in management’s view, were seriously detrimental to the Company and its Shareholders. In response, the defendants filed counterclaims with regard to which we, on the advice of our legal counsel, are of the view that conditions have not been met for a judgment against us.

For further information, see “Risk Factors—We are subject to risks related to legal proceedings and actions of supervisory authorities which could have a material adverse effect on our business, financial condition and results of operations”.

Sale of NPLs

On April 28, 2017, the board of directors, implementing the strategic actions aimed at gaining tighter control over balance sheet and asset quality set forth in the Update to the Strategic Plan 2017-2020 and in order to reduce the Group’s risk profile, approved the sale of a portfolio of NPLs amounting to approximately Euro 938.3 million, at a value at least in line with the forecasts under the Business Plan, to a securitization vehicle, using the Italian Government Guarantee Scheme (GACS) for the senior tranche.

On May 30, 2017, the board of directors authorized the abovementioned sale and approved the authorization process required by law to obtain the Italian State guarantee (GACS) on the senior tranche and sell the mezzanine and junior notes of the securitization.

On June 16, 2017, the Group transferred a portfolio of non-performing loans, for a gross sum of Euro 938.3 million as of the cut-off date of August 31, 2016, to a special-purpose securitization vehicle, which on July 5, 2017 issued three different classes of notes (senior, mezzanine and junior).

The securitization transaction was structured with the initial subscription by the selling banks (the Company, Banca Cesare Ponti and Banca del Monte di Lucca) of all of the senior, mezzanine and junior notes at their nominal value of approximately Euro 309.7 million (equal to approximately 33% of the gross value of the loans sold) and the subsequent sale on the market to institutional investors of only the mezzanine and junior tranches. The senior tranche, for which the MEF has issued, through a decree dated August 9, 2017, the guarantee of the Italian state pursuant to Draft Law No. 18 of February 14, 2016, converted with amendment into Law No. 49 of April 8, 2016 (known as “GACS”), will be maintained in the selling banks’ portfolio.

The abovementioned securitization transaction falls within the strategy for the management of NPLs envisaged under the Company’s capital reinforcement plan, in relation to which disclosure has been provided to the market. For such assets, which are specifically identified, a change in the management strategy has been implemented, the recovery of which no longer depends upon cash flows from ordinary business operations (including enforcement of guarantees and cash flows from insolvency proceedings) but rather upon the sale to third parties.

Consequently, the estimate of future cash flows reflects the price of the sale itself. The adjustments that resulted from the abovementioned transaction were entered in the income statement item 130 a) (Adjustments/Net recoveries of value due to deterioration of receivables). In addition, with reference to the accounting valuation of NPLs, the Group has also taken into account the indications set forth in the document published by the ECB in March 2017 entitled “Guidance to banks on non-performing loans”, including Chapter 6.2.4 of such document (Estimating future cash flows), which relates to the need to estimate future cash flows with reference to the Company’s strategy for the management of NPLs.

Loan agreements with the European Investment Bank

The Company entered into 12 loan agreements with, among others, the European Investment Bank (“EIB”) in the period between 1996 and 2013 concerning the disbursement of loans, also to the other banks of the Group, subject to the cap provided thereunder (the “EIB Loan Agreements”).

The EIB Loan Agreements are designed to encourage the disbursement of credit to SMEs, for the improvement of infrastructure and to foster technological development. The amounts disbursed from time to time by the EIB are meant to be dedicated exclusively to the financing, including in the form of financial leases, of specific business projects developed by SMEs, including in the services sectors (such as the education, healthcare and urban development sectors), tourism, industry or related to the development of energy resources. The amounts are disbursed in several payments at the Company’s request, by the dates established under such EIB Loan Agreements.

In accordance with the EIB Loan Agreements, the EIB loans were also disbursed through Banca del Monte di Lucca S.p.A. and Banca Cesare Ponti S.p.A., members of the Group. Such EIB Loan Agreements provide for, in any case, the grant by these Group members of a mandate to the Company to manage the financial and administrative relationships with the EIB on their behalf. Under the EIB Loan Agreements, the Company has undertaken, jointly with the other co-debtors, to ensure the exact and full performance of the obligations undertaken each of them under the relevant EIB Loan Agreements. In addition, the EIB Loan Agreements contain certain events of default which occur if they occur with reference to the Company or any of the other co-debtor companies.

Each request for disbursement must specify, among other things, (i) the amount of the tranche, (ii) the date requested for the disbursement and (iii) the interest calculation regime. The financing of projects is therefore achieved through EIB Loan Agreements to be entered into between the Company or other banks of the Group and the parties who will ultimately realize such projects.

Certain EIB Loan Agreements provide for a number of events, the occurrence of which would entitle the EIB to cancel loan amounts not yet disbursed and request the early repayment of amounts previously disbursed, along with the payment of interest accrued and any other sum due under the Loan Agreement. In such cases, the Company must proceed to pay an indemnity for early repayment. The situations in which such right may be exercised by the EIB include, among others, the following circumstances, which may also be merely potential circumstances: (i) significant changes in the ownership structure of the Company; and/or (ii) the Company ceasing to be part of the Group.

The Capital Increase may result in a significant change in the Company’s ownership structure falling within the definition of a change in control contained in the EIB Loan Agreements. This would lead to the risk that the

EIB may request the early repayment of sums disbursed and the payment of the other sums due under the relevant EIB Loan Agreements on the terms described above. See “Risk Factors—Certain finance contracts which we have entered into may be terminated early”.

In addition, the EIB Loan Agreements contain a commitment, on the part of the Company to fulfill certain specific obligations, including in relation to disclosure. In particular, the EIB Loan Agreements provide for a commitment to inform the EIB promptly and/or in advance of any material amendment made to its by-laws or any material change in its ownership structure. The agreements also provide for an obligation of the Company to inform the EIB in a timely manner of any significant proceedings pending against it before a court of law or an arbitration tribunal and any unfavorable judgment or arbitral award already issued against it. In the event of the Company’s breach of any such obligations, the EIB is entitled to terminate early or, as the case may be, withdraw from the relevant EIB Loan Agreements.

Under the EIB Loan Agreements, the Company has also undertaken to comply with all laws applicable to its business operations, the breach of which leads to or may reasonably lead to, inter alia, an event or change in conditions concerning the Company which, in EIB’s opinion, has a material adverse effect on our capacity to fulfill our obligations arising under the relevant Loan Agreement and the other contractual documents pertaining to the loan transaction, or on the Company’s assets, financial conditions or economic or financial prospects. In the event of breach of the above-mentioned commitment, such EIB Loan Agreements provide that EIB is entitled to terminate the relevant Loan Agreement, requesting the early repayment of amounts previously disbursed and the payment of the other sums due.

In addition, under all of the EIB Loan Agreements, the Company has made certain representations and warranties to the EIB which are applicable for the entire term of the relevant loan and are deemed repeated on each date of disbursement and on each payment date provided under the relevant Loan Agreement. These include (i) the absence of legal proceedings, arbitral proceedings, administrative proceedings or inspections (even if they are merely threatened) which, if concluded or resolved adversely for the Company, could reasonably lead to an event or change of conditions concerning the Company which, in the EIB’s opinion, may have a material adverse effect on the Company’s capacity to fulfill its obligations arising under the relevant Loan Agreement and the other contractual documents pertaining to the loan transaction or the Company’s assets, financial conditions, or economic or financial prospects; or (ii) the absence of such adverse judgments or arbitral awards already issued against the Company.

In the event of a breach of the abovementioned representations and warranties (including related to the absence of significant proceedings or adverse judgments already issued) the EIB Loan Agreements provide that the EIB is entitled to terminate the EIB Loan Agreements, requesting the early repayment of amounts previously disbursed and the payment of the other sums due under such EIB Loan Agreements.

In light of the verification activities carried out by the regulatory bodies on the Company’s compliance with the regulatory framework applicable from time to time the EIB may find that the Company has breached the abovementioned commitments and representations. Therefore, it may exercise its right to terminate early or, as the case may be, withdraw from the relevant EIB Loan Agreements, requesting the early repayment of the sums disbursed and the payment of the other sums due under such EIB Loan Agreements. See “Risk Factors—Certain finance contracts which we have entered into may be terminated early, in which case meaning we may have to repay early the amounts provided pursuant to such contracts, together with accrued interest and other amounts due”.

The EIB Loan Agreements also provide for a right for the EIB to terminate the EIB Loan Agreements, to request the early repayment of the sums previously disbursed, along with interest accrued on the same and to request payment of an indemnity in the following situations, among others:

(a)	serious inaccuracies in the representations and documentation provided on the occasion of the execution and performance of the relevant Loan Agreement;

(b)	significant reduction in the assets of the Company or its subsidiaries or any other event or ruling or measure that could compromise the lending service or diminish the relevant guarantees; and

(c)	where provided for under the Loan Agreement, in the event of a decline in the credit rating of the Company’s unsubordinated and unsecured medium-term and long-term debt under the parameters indicated in the relevant Loan Agreement, the Banca has failed to grant guarantees that are satisfactory, in EIB’s absolute discretion.

More generally, the EIB Loan Agreements provide that the EIB is entitled to terminate or, as the case may be, withdraw from the EIB Loan Agreements in the event of the Company’s failure to fulfill any of the obligations or commitments arising under the relevant Loan Agreement, and in the event of, among other circumstances, a state of insolvency, suspension in payments, extraordinary administration, administrative liquidation or liquidation of the Company.

As of June 30, 2017, the loans granted by the EIB to the Group amounted to approximately Euro 375 million, collateralized with securities (for a nominal value of approximately Euro 312 million) and with loans granted to customers in connection with the abovementioned loans.

In particular, all of the EIB Loan Agreements provide for, as security guaranteeing the obligations imposed upon the Company, the assignment by way of security of the Company’s receivables owed by SMEs, in accordance with the agreements entered into with them as a result of the funding made available by the EIB. In addition, certain EIB Loan Agreements also provide for the grant of pledges by the Company in favor of the EIB over financial instruments owned by the Company, and the grant of additional guarantees upon the occurrence of downgrading events.

As of the date of this Offering Circular, all repayments of principal due pursuant to the EIB Loan Agreements have been paid.

Below is a table that sets forth the main characteristics of the EIB Loan Agreements in place with the EIB as of June 30, 2017:

Description	Year entered into*	Exposure as of September 30, 2017
AUTOSTRADE SAFETY INVESTMENTS	2011	Euro 17,000,000.00
Banca Carige Group SME PG V	2006	Euro 23,862,947.77
BANCA CARIGE LOAN FOR SMES	2010	Euro 95,300,000.00
Banca Carige PG III	2002	Euro 5,270,669.29
Banca Carige PG III	2002	Euro 2,604,330.71
Banca Carige PG IV	2004	Euro 566,770.16
Banca Carige PG IV	2004	Euro 188,923.39
Carige Group SME PG V	2006	Euro 13,133,870.48
GENOVA CITTA’ of the CULTURA 2004	2003	Euro 39,500,000.00
Parco Scientifico	2013	Euro 64,000,000.00
RORO NEW VESSELS B	2011	Euro 81,184,365.19
RORO NEW VESSELS	2012	Euro 24,479,078.44

*	Year in which the Company and the ECB entered into the Loan Agreement.

Loan Agreements with Cassa Depositi and Prestiti S.p.A.

We have entered into a number of agreements with Cassa Depositi e Prestiti S.p.A. (CDP) (the “CDP Agreements”), the Italian Banking Association (Associazione Bancaria Italiana or ABI) and the Ministry of Economic Development, to which the banks of the Group have become party, pursuant to which CDP has disbursed loans—subject to the maximum plafond provided under each CDP Agreement –to be dedicated to the customers of the above-mentioned banks. Such loans are disbursed to the Company in accordance with the conditions set forth in the above-mentioned CDP Agreements. In particular, reference is made to:

1.	Convenzione ABI CDP—“Beni Strumentali”; and

2.	Convenzione ABI CDP—“Ricostruzione Sisma 2012”.

The payment and financial obligations undertaken by the Company under the above-mentioned CDP Agreements are guaranteed or may be guaranteed, at CDP’s request, through the assignment by way of security of the receivables arising under the Loan Agreements entered into by the Company with its own customers.

At the time of accession to the above-mentioned CDP Agreements, we rendered a number of representations and warranties in favor of CDP and agreed to certain undertakings and obligations, including certain information covenants, toward CDP.

Through the accession to the “Beni Strumentali” Agreement, and under the Loan Agreements related to the same, the Company undertakes to disburse loans exclusively for purposes of granting loans aimed at funding

SMEs’ investment projects, provided however that the subject matter of such loans excludes transactions involving the restructuring of pre-existing debts of SMEs.

Certain of the representations and warranties referred to above have continuing effect since they must be rendered and, therefore, truthful and accurate—not only on the date of execution of the CDP Agreements—but also (i) on each date on which the disbursement of sums is required under CDP Agreements, (ii) on each date on which the sums requested are effectively disbursed, and (iii) the first day of each interest calculation period. The untruthfulness or supervening untruthfulness of such representations entitles CDP to terminate the loans granted under the CDP Agreements, with a consequential obligation on our part to repay the sums received as a loan and to pay the interest accrued (and any default interest) until the day of actual repayment.

In particular, in the CDP Agreements, we have agreed to provide representations and warranties on (i) the absence of insolvency and bankruptcy proceedings against us (ii) the absence of pending insolvency proceedings pursuant to Legislative Decree 231, and (iii) the absence of convictions or interim measures provided for by Legislative Decree 231, and (iv) the adoption, within the framework of our business structure, of adequate internal procedures and measures necessary for the prevention of offences under Legislative Decree 231.

Proceedings currently pending before the Prosecutor’s Office of Rome, in the context of which objections were formulated concerning the criminal offenses consisting of obstruction of regulatory oversight functions and stock manipulation in the banking sector. Such objections were raised against the entire board of directors in office at the time of the events concerning both alleged offenses, while the criminal offense of obstruction of regulatory oversight functions was also alleged against the then General Manager and other executives of the Company. The Company is under investigation pursuant to Legislative Decree 231 for the direct liability on the part of the entity for criminal offenses committed in its interest or to its advantage.

An unfavorable outcome for the Company in the abovementioned proceedings could constitute a breach of the representations and warranties provided to CDP pursuant to the CDP Agreements. In the event of an unfavorable outcome of the aforementioned proceedings, or if new proceedings were commenced against us pursuant to Legislative Decree 231, CDP may decide to exercise its right of early termination of the loans disbursed under such CDP Agreements and the Company would be under a duty to repay the amounts due, which could have material adverse effects on the Group’s business, financial condition and results of operations.

The above-mentioned CDP Agreements also provide that the occurrence, of any of the following events will constitute a cause for acceleration against the Company: (i) the Company is in a state of insolvency, (ii) the Company is subject to insolvency proceedings; or (iii) the Company breaches the contractual obligations provided. In addition, the CDP Agreements provide for termination in the event of certain types of breach (such as non-payment, use of funds received for purposes other than the envisaged purpose, failure to provide periodic reports or failure to notify CDP of any event of an extraordinary nature which could give rise to a material adverse effect on the borrower’s bank’s balance sheet or economic or financial condition).

The CDP Agreement concerning the purchase of instrumental assets also envisages the risk related to the partial repayment of funds to CDP in the event that, on any date of a half-yearly report to CDP, there is a difference between the Company’s remaining debt owed to CDP and the total remaining debt owed to the Company by the contracting enterprises that exceeds Euro 50,000.0.

In the context of the “Ricostruzione Sisma 2012” Agreement, Banca Carige Italia, on February 21, 2013, entered into with CDP a master loan agreement (the “Master Agreement”) for the disbursement of subsidized loans for purposes of facilitating the reconstruction of residential property or commercial property in the territories of the provinces of Bologna, Ferrara, Modena, Reggio Emilia, Mantua and Rovigo which were affected by the seismic events that occurred in May 2012. The Master Agreement governs the grant of loans that may have a maximum term of twenty five years and are disbursed and amortized on the basis of the state of progress of the works related to the reconstruction projects. Each loan granted by CDP to the Company under the Master Agreement must be used exclusively for the grant of loans in amount equal to the amount of the relevant loan.

The following table summarizes the main characteristics of the Agreements in place with CDP as of 30 June, 2017:

Description	Year of agreement*	Exposure as of 30 September, 2017
“Bene Strumentali” Agreement	2015	Euro 11.2 million
“Ricostruzione Sisma 2012” Agreement	2013	Euro 9.3 million

*	Year in which the Company and CDP entered into the Loan Agreement.

Securitizations 2016-2017

Over the course of the six month period ended June 30, 2016, also in order to fulfill our liquidity needs and collateral over the medium term and pursuing a strategy consisting of the diversification of sources of funding for the Group, we concluded two securitization transactions.

The first transaction was concluded by the subsidiary Creditis which sold a portfolio comprised of “non-doubtful” personal loans and loans backed by assignments of one-fifth of the borrower’s salary or pension in the total amount of Euro 434.6 million to a special purpose vehicle established pursuant to Law 130/99 called Lanterna Consumer S.r.l. which issued the ABS securities described in the following table.

Title	Category	Amount Euro /million	Expiry	Margin on Interpolated Euribor 3/6 months
CLASS A1	Senior	158.4	January 2041	Bps 90
CLASS A2	Senior	158.4	January 2041	Bps 90
CLASS Z	Junior	117.9	January 2041	—

Total		434.7

The two tranches of Senior Class notes were placed with institutional investors that do not belong to the Group, while the Junior Class notes were subscribed by our subsidiary Creditis.

In addition, in the first half of 2017, Creditis sold to Lanterna Consumer S.r.l. an additional receivables portfolio, again comprised of “non-doubtful” personal loans and loans backed by assignments of one-fifth of the borrower’s salary or pension in the total amount of Euro 147.7 million; in connection with such sale, Lanterna Consumer S.r.l. issued additional classes of ABS securities as described in the following table.

Title	Category	Amount Euro /million	Expiry	Margin on Interpolated Euribor 3/6 months
CLASS A3	Senior	73.5	January 2041	Bps 115
CLASS A4	Senior	73.5	January 2041	Bps 115
CLASS Z	Junior	0.8	January 2041	—

Total		147.8

The second transaction concerned the sale of a portfolio of “non-doubtful” financial leasing agreements for a total amount of Euro 277 million, originated by the Company, to a special purpose vehicle established pursuant to Law 130/99 called Lanterna Lease S.r.l. which issued the ABS securities described in the following table.

Title	Category	Amount Euro /million	Expiry	Margin on Interpolated Euribor 3/6 months
CLASS A	Senior	120.0	January 2051	Bps 105
CLASS Z	Junior	157.0	January 2051	—

Total		277.0

The Senior Class notes were placed with institutional investors not belonging to the Group while the Junior Class notes were subscribed by the Company.

On the basis of the characteristics of the two securitization transactions, the receivables sold in the three sales were not cancelled since both the Company and Creditis have retained essentially all risks and benefits of the assets sold, in accordance with IAS 39.

As of June 30, 2017, the net cash exposure deriving from the transactions involving the securitization of its own assets amounts to Euro 43.8 million and is broken down as follows, by level of subordination (i) junior notes for Euro 38.1 million (Euro 39.6 million as of December 31, 2016); (ii) mezzanine notes for Euro 3.8 million (Euro 3.8 million as of December 31, 2016); and (iii) senior notes for Euro 1.9 million (Euro 3.3  million as of December, 31 2016).

Sale of the shareholding in Istituto Centrale delle Banche Popolari Italiane

On December 18, 2015, after receiving the relevant authorizations from the competent regulatory authorities, we completed the sale of our shareholding in Istituto Centrale delle Banche Popolari Italiane S.p.A. (“ICBPI”) (representing 2.204% of the total share capital) to Mercury Italy S.r.l. at a price of Euro 47.6 million. The sale took place in accordance with the provisions set forth in the preliminary purchase and sale agreement entered into on June 19, 2015 between Mercury Italy S.r.l. (a vehicle indirectly held by the funds Bain Capital, Advent International and Clessidra Sgr) and a number of banks including us, concerning 85.29% of the total share capital held in ICBPI by the such banks. As a result of this sale, we registered a gross capital gain of Euro 29.7 million.

Sale of the shareholding in CartaSi

On January 18, 2016, the Company sold its entire shareholding in CartaSi S.p.A. (which represented 0.237% of the share capital) to Istituto Centrale delle Banche Popolari Italiane S.p.A., for the total price of Euro 2,999,250 (Euro 13.33 per share). The sale generated a gross capital gain of Euro 2,370,950.

Disposal of the Milan Property

The disposal of the Milan Property is based on the preliminary sale contract between our Bank and Antirion SGR S.p.A., signed October 31, 2017 and the final contract signed on November 16, 2017, which provide for the sale of the Milan Property for a total amount of Euro 107.5 million, of which Euro 106.0 million for the building and Euro 1.5 million for a portion of an area of Piazzetta Pattari as public service area for pedestrian transit (the “Pattari Area”). The total price of Euro 107.5 million was 10% paid at the date of signing of the completion of the preliminary contract and, for the remainder of 90%, on November 16, 2017, the date of signing of the final contract.

For the remaining portfolio of valuable properties, the marketing process is expected to be completed in 2018.

Planned sale of an additional bad debt portfolio

In July 2017, the competitive bidding process was started to sell the Bad Debt portfolio of up to approximately Euros 1.4 billion and the debt recovery platform was split into in two distinct phases as follows:

(i)	a preliminary, non-binding phase, following which, on September 18, 2017, 15 non-binding offers were received from potential investors;

(ii)	a second binding phase, following which 5 selected investors were invited, based on the non-binding offers received, which will end by the end of November 2017, upon the possible receipt of binding bids.

The potential investors involved are national and foreign groups who specialize in the acquisition of NPL portfolios and NPL management platforms, with a significant track record in similar transactions.

The completion of the Bad Debt portfolio is expected to be completed by December 31, 2017, and that of the recovery platform by the first quarter of 2018.

The Company has entered into exclusive negotiation with Credito Fondiario S.p.A., until December 5, 2017, for the sale of the portfolio of Bad Loans for approximately Euro 1.2 billion, and for the servicing platform. No agreement has yet been reached on the definitive terms of such transaction, and the Company’s estimate as set out in the business plan of the sale of the portfolio of Bad Loans for Euro 1.4 billion remains unchanged.

Sale of our shareholding in Creditis

In August, the process of selling our shareholding in Creditis commenced, and, at the end of a first non-binding phase, on October 10, 2017, 6 non-binding offers were received from potential investors, primarily financial institutions, including international. Such investors were invited to the second phase of the competitive process, which had a deadline for the receipt of binding bids expiring on November 20, 2017. In the coming days, the Company plans to identify the bidder with which to enter into exclusive negotiations. The completion of the operation is scheduled for 2018.

Sale of the merchant book business

In July 2017, the sale of the merchant book business was initiated, which has led to the receipt of a binding offer during October 2017. Negotiation is currently underway as to the terms of the sale and related trade agreements.

RISK MANAGEMENT

The Company, in accordance with applicable law and regulations and the provisions of the in accordance with the provisions of the Corporate Governance Code issued by Borsa Italiana in December 2011 of listed companies (the “Corporate Governance Code”), has adopted an internal control system (“ICS”) designed to detect, measure and continually monitor the risks typical of the Company’s activities.

Our corporate organizational system comprises 5 systems and it is designed and continually monitored to ensure coherence at all times with the supervisory organizational model, i.e. the set of provisions of applicable law and regulations that together govern the processes, procedures and organizational structure: (i) the organizational and corporate governance system; (ii) the operational management system; (iii) the risk measurement and assessment system; (iv) the capital adequacy self-assessment system; and (iv) the internal control system.

The strategic supervision unit is in charge of defining the business model, the strategic guidelines, the acceptable levels of risk and approval of the most important company processes (e.g., risk management, assessment of company activities and approval of new products and services).

The individual processes making up the corporate organizational system are described in specific regulations which constitute the first level regulatory sources, with further detail provided in the second level internal regulatory sources.

The main purpose of the regulations governing the processes of the corporate organizational system is to regulate the risks to which the Group is exposed, especially the risk of regulatory non-compliance, i.e. the risk that the processes do not comply with the legislation and supervisory regulations (external rules).

The regulatory framework is therefore designed to: (i) set out, in accordance with applicable laws and regulation, the Company’s rules (internal rules) on corporate processes as a whole, including corporate governance and control; (ii) periodically assess the organizational risk of non-compliance of the internal process-governing rules with relative external rules (regulatory compliance), indicating the extent of any deviation from the external rules and the organizational risk of non-compliance of the activities performed in the processes with the relative external rules (operational compliance), indicating the extent of any deviation from the external rules; (iii) ensure the accuracy of the risk assessment by continual verification of compliance of the procedures used to carry out the assessment; (iv) periodically inform the governing bodies of the results of the inspections performed i.e. regarding the organizational risk of regulatory and operational non-compliance of the processes; and (v) define the steps necessary to eliminate any deficiencies found by the inspections and in particular the most important deficiencies, i.e. those which might impact the management of risk and the pursuit of the Company’s targets.

In prior years a number of significant measures were taken to qualitatively and quantitatively strengthen the Internal Auditing, Risk Management and Compliance functions of the Company and further activities are in progress to reinforce the supporting information system. Partly in light of the observations made at a Group level by the ECB within the SREP process and further to subsequent inspections, progress was made throughout the year in improvement initiatives aimed at further strengthening risk management and control. During the year, further to a specific request for clarification sent by the Bank of Italy’s FIU (Financial Intelligence Unit) in 2015 in relation to the recording of transaction data in the Single Electronic Database (Archivio Unico Informatico) and to additional irregularities identified by the ECB in the course of 2016, the Group continued with the implementation of activities -some of which are still underway aimed at improving anti-money laundering controls and related application architecture; in this regard no provisions for risks and charges were made as the requirements set out by IAS 37 do not apply.

The adequacy and effectiveness of the ICS as a whole is assessed by internal audits.

The Company has defined a system of internal controls for the Group to carry out the following types of controls foreseen by the supervisory regulations and/or by the internal rules:

1)	Line Controls (level 1)

These consist of: (i) ongoing line controls (self-assessments) by the organizational units on individual activities performed. These can either be: a) incorporated within the IT procedures supporting the activities or b)

performed as back office controls on samples by the head of the organizational unit (hierarchical line control); and (iii) regular controls by individual units on their own procedures (a set of homogeneous activities) over a specific period.

The personnel has a duty to notify management of any procedural irregularities identified in the provision of services or the conduct of transactions, and take initiatives to improve the safeguards against risk.

An operational and organizational monitoring model supported by a special IT application is in place for lending, with a view to ensuring the structured and effective management of any positions that show signs of deterioration and, after an initial ‘commercial’ management stage, charge dedicated credit specialists with the task of monitoring and guiding the actions of relationship managers and the progress of the positions.

This model is based on checking parameters that are deemed significant for customer assessment (the early warning) for the purpose of identifying and managing promptly any signs of weakness in a customer’s creditworthiness and to safeguard the Group’s receivables. Ratings are one of the tools used to define the level of priority for intervention on positions within the scope of control.

2)	Compliance Controls and Risk Controls (level 2)

These controls are designed to verify the company processes’ regulatory and operational compliance with the law and regulations, define risk measurement methods, verify compliance with the limits assigned to the various operating units and monitor the achievement of their risk-return targets. They are performed by a number of distinct structures other than production units:

Compliance

The compliance control function lies with the compliance department which, in accordance with supervisory instructions, has complete independence of judgement and action, is part of the Chief Executive Officer’s staff and may report directly to the governing and control bodies of the Company and Group banks.

Compliance performs the compliance risk controls for the Company and the Group companies which outsource this function to the Parent, working in conjunction with other corporate structures and with the support of special representatives in each of the companies concerned.

In particular, the unit (i) performs the regulatory compliance control process (comparing the internal rules with the external rules) and operational compliance control process (comparing the activities performed as part of company processes with those foreseen by the external rules) and issues a judgement on regulatory and operational compliance based on the extent of any deviations identified by the said controls; (ii) periodically informs the board of directors, the board of statutory auditors, the Chief Executive Officer, internal audit and risk management of the results of the compliance controls and the noncompliance risk assessment, and recommends measures to contain or eliminate this risk; and (iii) contributes, through collaboration with the training programs on the applicable regulations, to the dissemination of a corporate culture founded on the principles of honesty, fairness and respect for rules, aimed at preventing illicit and/or non-compliant practices.

Anti-Money Laundering

The Anti-Money Laundering function was set up as part of the Compliance Unit, with the Head of Compliance being also the Head of the Anti-Money Laundering function and the Head of the Anti-Money Laundering office being the Manager responsible for reporting suspicious transactions, pursuant to article 42, paragraph 4, of Legislative Decree no. 231/2007, under powers attributed by the Legal Representative of all the Group banks, Centro Fiduciario and Creditis Servizi Finanziari S.p.A.. The Anti-Money Laundering function operates on behalf of all the Group banks, Centro Fiduciario, and Creditis Servizi Finanziari S.p.A.

The Function’s main task is to continually verify that company procedures serve the goal of preventing and combating the violation of external and self-imposed rules against money laundering and the funding of terrorism.

Risk Management

The risk management function lies with the Chief Risk Officer’s Area which, in accordance with supervisory instructions, has complete independence of judgement and action, is part of the Chief Executive

Officer’s staff and can report directly, via its Manager who holds the position of Chief Risk Officer (the “CRO”), to the governing and control bodies of the Company and the Group companies, which outsource this function to the Company.

In order to both ensure segregation of risk modelling from risk control functions and adaptation of the structure to the ever-growing need for developing an integrated vision of bank-wide risks, partly via the identification of middle management roles, the Chief Risk Officer’s area is made up of the Risk Management and Risk Control units and the internal validation and risk engineering offices.

The Risk Control function’s tasks include the following assessments: (i) correct recognition and measurement of all risks facing the Group; (ii) capital adequacy (overall capital) in relation to the summation of risks (overall internal capital); (iii) operational compliance of the process followed by the organizational units responsible for credit classification, expected loss determination and debt collection; (iv) compliance with the RAF limits laid down by the board of directors; and (v) operational compliance of the ICAAP and ILAAP processes.

The Chief Risk Officer Area performs its functions for the Company and the Group companies which outsource this function to the Parent, working in conjunction with various corporate structures and with the support of special representatives in each of the companies concerned.

Ratings Validation

The activity is carried out by the internal validation office, which is part of the Chief Risk Officer staff. For all risks considered relevant under the ICAAP process, the internal validation office examines both risk measurement methods and risk monitoring and management models, together with the relevant IT processes and systems in all cases where such methods were internally developed by the Group.

Ratings validation consists of: (i) an assessment of compliance with regulations (where applicable) and the soundness of internal risk measurement and control systems, which is summarized in a comprehensive validation score; and (ii) risk control as a model and drive for the Group to achieve the best practices in risk measurement and control.

Furthermore, the internal validation office: (i) reports to the Control Bodies and the strategic supervision body on the outcome of validation activities by preparing the annual Validation Report; and (ii) monitors the ICAAP process by stressing both the weaknesses and areas for improvement and reports to the Management and Control Bodies through the ICAAP self-assessment report, relying on the contribution from other relevant operating units where applicable.

Manager responsible for preparing the Company’s financial reports (with the support of Accounting Control)

The “Governance and Control Model for the Administrative/Accounting Processes of the Group” covers the whole of the Group’s operations and sets out the responsibilities of the various organizational units involved in the financial reporting process to provide reasonable certainty of achieving the Company’s objectives, namely: (i) effectiveness and efficiency of operations; (ii) reliability of reporting; and (iii) compliance with applicable laws and regulations.

The Operations and Compliance dimensions are seen as important because the underlying activities, if not adequately controlled, can have a material impact on the separate and consolidated financial statements.

The Reporting aspect is seen as the central focus of the Model, covering all communications and disclosures to the market on the annual and interim accounts.

3)	Internal audit (level 3)

The Internal Auditing function is performed by the Internal Audit Unit which reports directly to the board of directors. Its task is to assess the adequacy and effectiveness of the first and second level controls and to identify irregular trends, breaches of procedures and regulations, and evaluate the workings of the ICS as a whole.

Internal Audit performs its functions for the Company, Group banks and Group companies, which outsource this function to the Parent, working in conjunction with corporate structures and with the support of special representatives in each of the companies concerned.

In particular, Internal Audit: (i) assesses the effectiveness and adequacy of the ICS as a whole in accordance with the regulation of the Internal Audit process (audit planning, execution of the audit plan, recommendations to improve the corporate system, verification of recommended measures); (ii) carries out annual and multi-year planning of internal audit activities including controls at the operating units (on-site audits) and remote line controls on the processes followed by the individual units; (iii) assesses the correct execution by the organizational units of line controls on their procedures; (iv) assesses the correct execution by the second level control units of the controls within their remit (risk controls, compliance controls); and (v) carries out investigations related to complex situations that may result from fraud, errors, etc., giving an opinion as required.

Internal Audit carries out its work on the basis of the Group’s audit model which rests on a methodology designed to identify and report the risk levels associated with company processes, resulting in a qualitative survey of the residual risk facing the company and a subsequent measurement of the adequacy of the ICS.

The audit model covers all company processes and all Group entities. It applies to both process audits and network audits, throughout the audit life cycle, with the support of dedicated IT tools for the various steps: (i) planning activities; (ii) carrying out audits; (iii) assessing risks and controls; (iv) detailed or summary reporting; (v) follow-ups; and (vi) managing resources.

The Company has steering and supervision functions in respect of all risks, primarily via an integrated risk management of Pillar 1 and Pillar 2 risks under the Bank of Italy’s supervisory instructions (Circ. No. 285 of December 17, 2013 and following amendments).

The strategy pursued for the Group’s banks has over time led to the centralization of numerous functions within the Parent, in particular internal audit, compliance, anti-money laundering, risk management, accounting, finance, planning and control. A similar strategy has been adopted for Creditis Servizi Finanziari S.p.A.

The different categories of risk—as has been mentioned—are monitored by the 2nd level control structures, and their findings are reported periodically to the board of directors, the Risk Committee (and the board of statutory auditors, as well as to the various management committees (Management Committee, Risk Control Committee, Lending Committee, Commercial Committee, and the Finance and ALM Committee).

Credit Risk

Credit risk is connected to losses that can be recorded when a party exposed to the Group fails to perform its obligations, both at maturity or subsequently. Credit risk is associated with an unexpected change in creditworthiness of a counterparty, to whom the Group is exposed, generating a corresponding unexpected change in the value of the credit position. A valuation of the amount of possible losses that the Group could incur with respect to its exposure to individual credit risk and the entire loan portfolio, may depend on various circumstances, including macroeconomic conditions, performance in specific sectors of the economy, downgrading of individual counterparties, structural and technological changes within debtor companies, a deterioration in the competitive position of borrowers, poor management of debtor companies or counterparties, increasing debt for families, and other external factors such as legal and regulatory requirements.

Internal rating models were developed by the Company based on historical data for the Retail segment (Consumers, Small market players and Small Businesses) and corporate segment (SMEs and Large corporate). The Company also implemented models for determining, at a consolidated level, the probability of default (“PD”), loss given default (“LGD”), exposure at default (“EAD”).

In relation to decision-making decentralization, central organizational units have been assigned the task of verifying that assumed risk levels comply with the strategic policies formulated by the board of directors, with regard to counterparty credit ratings and in terms of formal compliance with internal and external codes of conduct.

The Group credit risk measurement, management and monitoring process involves: (i) Credit Risk Management, aimed at the strategic governance of the Group’s lending activities, through portfolio quality monitoring based on the analysis of risk indicators from rating sources (PD and LGD) and other aspects of interest, with accurate control of compliance with the limits envisaged in supervisory regulations on risk concentration and capital adequacy with respect to credit risk taken; some specific controls on the loan portfolio were also introduced in line with the supervisory regulations on second level controls falling within the remit of the Risk Control structure; and (ii) activities of an operational nature, to monitor the quality of loans disbursed.

Specifically, a tool for the operational monitoring of credit is in place (named “Monitora”, established within the credit division) and allows for the various areas of control activities to be combined with risk indicators developed according to the IRB approach, with a view to improving monitoring efficiency and managing credit with an approach ever more consistent with customer risk profiles. To this end, in 2016, the monitoring process was strengthened by defining final deadlines for the solution of credit positions showing major performance irregularities, after which, failing normalization, they are classified as non-performing.

These activities feed into a reporting system to be used by the various company units responsible for monitoring Group credit risk.

Market Risk

Market risks involve losses that can be recorded in respect of positions held by the Group following unfavorable changes in market parameters. These fluctuations could be generated by changes in macroeconomic performance and in the national and international financial markets, propensity to invest, monetary and tax policies, liquidity on the global markets, capital availability and cost of capital, interventions by rating agencies, local and international political events, wars and acts of terrorism. Market risks relate both to the trading book and to the banking book.

The main sources of interest rate risk are activities carried out on bond-related financial assets and derivatives, both regulated and OTC instruments.

The main sources of price risk are activities carried out on equity-related financial assets, equity funds and equity derivatives.

For operational management purposes, the Company Risk Management function ensures daily monitoring of interest rate risk and price risk in the regulatory trading portfolio, at the same time checking compliance with the established operational limits.

Interest rate risk and price risk are measured by calculating the VaR and its breakdown into Interest Rate and Stock Risk factors. Risk Management uses VaR for operational management purposes, with the objective of measuring both the risks associated with financial instruments held in HFT portfolios and the risks associated with financial instruments allocated in available for sale AFS portfolios, monitoring dynamics over time and constantly verifying compliance with the operational limits defined in the Risk Appetite Framework.

The VaR is calculated using a methodology based on a 1-year historical approach, with a 99% confidence interval and a 10-day holding period. Stress test analyses are also carried out that highlight the impact in terms of both VaR and present value resulting from pre-set shocks that refer to specific past events. Stress scenarios are defined by Risk Management on the basis of particularly severe market conditions, taking into account the actual portfolio composition.

Interest Rate Risk and Price Risk—Banking Book

The interest rate risk of the banking book is the risk that a variation in market interest rates may have a negative effect on the value of equity (a risk associated with equity) and on net interest income (a risk associated with earnings) in relation to assets and liabilities in the Financial Statements that are not allocated to the trading book for supervisory purposes.

From an equity point of view, the objective of monitoring the interest rate risk in the banking book consists in measuring the impact of variations in interest rates on the fair value of the equity in order to maintain its stability. The variability in the economic value of the equity followed by a market interest rate shock is measured according to two distinct approaches:

i) Duration analysis: the variation in the economic value of the equity is approximated by applying the duration to aggregates of transactions classified in a time bucket according to the date of expiry or repricing. As at December 31, 2016, this indicator was lower than the 20% of own funds requirement; and

ii) Sensitivity analysis: the variation in the economic value of equity is measured, for each individual transaction, as the fair value difference before and after the indicated shock. As at December 31, 2016, this indicator at a consolidated level was lower than the 15% of the own funds requirement set as the warning threshold.

From an income point of view, the objective of monitoring the interest rate risk in the banking book consists in measuring the impact of variations in interest rates on the interest income expected over a predefined time period (gapping period).

The variability in the interest income following a market interest rate shock is measured via a gap analysis approach, according to which this variability depends on both the reinvestment (refinancing) at new market conditions -not known ex ante- of the capital cash flows maturing during the period of reference, and on the variation of interest cash flows (for floating interest rate transactions).

Operational Risk

Operational risk consists in the risk of incurring losses deriving from internal or external fraud, inadequacy or incorrect functioning of company procedures, human resource or internal system errors or deficiencies, interruptions or malfunctioning of services or systems (including IT), errors or omissions when performing the offered services, or exogenous events. Operational risk also includes legal risk (for example, customer claims and risks connected with the distribution of products that do not comply with regulations governing the provision of banking, investment and insurance services, and sanctions deriving from regulatory violations as well as non-compliance with procedures relative to the identification, monitoring and management of risks), but not strategic or reputational risk.

The main sources of operating risk include the instability of operating processes, poor IT security, increasing use of automation, outsourcing of company functions, use of a reduced number of suppliers, changes in strategy, fraud, errors, recruitment, training and retaining the loyalty of personnel, and finally, social and environmental impacts. It is not possible to identify a permanent prevalent source of operational risk: operational risk differs from credit and market risks because this type of risk is not taken on by Group as a result of strategic decisions, but is inherent to its operations.

In order to increase its control on these risks, in 2015 the Group implemented a framework for measuring, managing and monitoring operational risks in line with the best practices in the banking system, which was adopted in the same year by the Company’s board of directors; the framework was put in operation between the end of 2015 and the beginning of 2016.

During 2016, the fine-tuning of both processes and measurement models continued. As regards the process of collection of operating losses—Historical data collection (“HDC”)—some adjustments were made with a view to gradually migrating from the previously in use method of centralized data collection to a decentralized collection as laid down in the ORM Framework with an ever-increasing involvement of all organizational units and, in particular, of the function-holders playing specific roles within the ORM Framework (e.g. ORM coordinator, Risk Owners). Concerning the Risk Self-Assessment (“RSA”) process, used to investigate the future level of risk perceived by the various Risk Owners identified in the project activities, it is noted that the first RSA campaign on operational, reputational and IT risks was completed, and its results were submitted to the board of directors in the course of 2016.

As regards the measurement and quantification of operational risk, the Standardised Approach was adopted for regulatory purposes (title 3 of Regulation EU 575/2013), whereas an ad-hoc Operational Risk VaR model was developed to measure internal capital based on the time-series of operational losses registered at Group level.

Finally, a report on loss trends and key events was prepared which is quarterly submitted to the board of directors.

As part of the ORM Framework, appropriate links and synergies were planned to be established with reputational risk monitoring and management (see below: Reputational risk) and with the aspects of IT Risk management monitored in the ICT field, in compliance with the provisions of the 15th update of Circular 285 of the Bank of Italy.

As part of the Operational Risk Management processes, the activities for preparing and populating the Italian Operating Loss Database (Database Italiano Perdite Operative (“DIPO”) established in 2003 by the Italian Banking Association (ABI), and which the Group has supported since its establishment, were suitably integrated.

System risk

The significant developments in banking operations, the increasingly structured new risk scenarios and the need to guarantee essential services to the general public, have all emphasized the need to develop disaster recovery plans for banks in order to guarantee continuity in services. In this context, the Bank of Italy regulations dated July 15, 2004, on business continuity for banks, defined the concept of business continuity management, which “includes all activities necessary to reduce to an acceptable level damages resulting from incidents and catastrophes that directly or indirectly impact an enterprise” through a combination of preventive organizational measures, emergency procedures and rules for a return to business as usual. These regulations were subsequently supplemented by the New Supervisory Provisions, effective commencing from July 2014.

Furthermore, the Group has defined a Business Continuity and Disaster Recovery Plan designed to identify the actions required to restore the Group’s business as usual in the event of a crisis situation.

In light of the need to define standard criteria for process managing (mapping, archiving, use, etc.) and identify suitable methodological and IT solutions, the “Business Process Management” project is being continued and is undergoing continuous updates. In this respect, the Group has adopted a methodological framework for the rationalization and standardization of the information available in the company and for the simplification of the mechanisms for the production and use of company regulations; therefore organizational guidelines and relevant models have been formulated with regard to the processes, risks and checks defined for each operational area of the company.

Liquidity Risk

The aim of the government for operational (short-term) liquidity is to guarantee that the Group is able to meet its expected and unexpected payment obligations over a period of 12 months, without interfering with day-to-day operations. The measurement and monitoring of operational liquidity is carried out daily by means of the operational maturity ladder. The operational maturity ladder provides the temporal breakdown of positive and negative cash flows and of any gap as well as of the counterbalancing capacity to face that gap.

The Group also routinely carries out a Stress Test of the operational maturity ladder in order to analyze the effect on liquidity of hypothetical but realistic extraordinary crisis scenarios and assess the adequacy of the liquidity buffer held.

The aim of the government for structural liquidity is to guarantee that a proper relationship between assets and liabilities is maintained, establishing limits to the financing of medium-term assets with short-term liabilities and hence the pressure on funding in the short-term.

The measurement and monitoring of medium/long-term liquidity is carried out with the structural maturity ladder, which is based on a model of maturity mismatch and covers a period from on sight to 20 years and beyond. It includes certain or modeled capital flows arising from all balance sheet items.

In this regard, gap ratio parameters were established for maturities over a year, along with related limits to be monitored by the Risk Management Function.

The main parameters used by the Company to assess the liquidity profile are as follows: (i) LCR, which is the parameter of short-term liquidity and corresponds to the ratio between the amount of high quality liquidity assets and total net outflows over the following 30 calendar days. As of January 2016, the parameter was subject to a minimum regulatory requirement of 70%, increased to 80% in 2017 and due to go up to 100% in 2018. The ECB has required the Company to maintain at all times, at the consolidated level, a minimum liquidity requirement of 90% for the LCR; and (ii) NSFR, which is a 12-month structural liquidity parameter and corresponds to the ratio between the available and obligatory amounts of stable stock. The parameter will be subject to a minimum regulatory requirement from 2018 onwards (or from a different date to be established at the European level along with technical parameters not yet decided at the date of the Offering Circular) and, on the basis of agreements within the framework of the Basel Committee, shall be above 100%.

The medium/long-term liquidity management policies of the Group take account of these limits when drafting strategic plans and budgets. Finally, the Group has adopted a Liquidity Contingency Plan (LCP) to protect the Group itself and individual companies from stress situations or crises of various degrees, ensuring operational continuity in the event of a sudden reduction in available liquidity. To anticipate stress or a liquidity crisis, some EWI are monitored.

At the end of 2016 and as at June 30, 2017 the NSFR was assessed as above 100%.

SUPERVISION AND REGULATION

A summary of the significant regulatory matters affecting the Group’s activities in Italy is set out below. The summary is not intended to provide an exhaustive description of all such regulatory matters.

Regulatory framework

The following subsections set out a brief description of significant regulatory matters governing the Group’s activities in Italy.

The supervisory framework is composed of international, European, primary and secondary national legislation, based on European regulations. For matters concerning banking operations and supervisory activities by the competent authorities (the Bank of Italy and the ECB, as specified below), the principal European regulations are Regulation (EU) no. 575/2013 (the Capital Requirements Regulation, “CRR”) and Directive (EU) 2013/36 (the Capital Requirements Directive IV, “CRD IV Directive”). The abovementioned authorities exercise their supervisory authorities through the Single Supervisory Mechanism (“SSM”).

In relation to primary sources, the Consolidated Banking Act contains the fundamental principles governing banking and credit, while the Consolidated Law on Finance (“TUF”) contains the fundamental principles governing financial intermediation. The Consolidated Banking Act is a consolidated set of laws on the allocation of powers. The Consolidated Banking Act governs credit activities, establishes fundamental rules and defines the responsibilities of the credit authorities (Interministerial Committee for Credit and Savings (“CICR”), Ministry of Economy and Finance and the Bank of Italy). In particular, it allocates the power to issue secondary laws on technical matters and to adopt prudential interventions.

Secondary sources include resolutions by the CICR that, upon proposal by the Bank of Italy, prepares principles and criteria for the exercise of supervision and regulations issued by the Bank of Italy (circulars, rules, supervisory instructions), including the Supervisory Instructions issued by the Bank of Italy in Circular 285, containing prudential supervisory instructions applicable to Italian banks and banking groups (the “Supervisory Instructions”).

The Company is classified as an SME

Under Article 1, Paragraph 1(w-c) of the TUF, the Company qualifies as a publically traded small and medium-sized enterprise (“SME”) defined as an entity whose turnover (prior to the Capital Increase) is less than Euro 300 million or has a market capitalization of less than Euro 500 million. SMEs with listed shares that have exceeded both the afore-mentioned limits for three consecutive years do not fall under the definition. The data in relation to the capitalization of the Company is publicly available: the Company’s average market capitalization in 2016 was less than the relevant threshold of Euro 500 million stated above.

Under CONSOB Resolution no. 0056640 of June 16, 2016, an issuer falls within the definition of a SME even if only one of the two parameters (market capitalization and turnover) under the TUF definition of an SME is less than the applicable threshold. The Company’s market capitalization falls beneath the threshold, it can be legally considered an SME.

Italian Legislative Decree 30 of June 24, 2014, as amended by the Italian Legislative Decree of August 11, 2014, n. 116, has introduced provisions applicable to listed companies that qualify as SMEs, including: (i) the threshold under Article 106, paragraph 1-bis of the TUF, the rule which imposes an obligation to promote a takeover bid to anyone exceeding (following the acquisition) a threshold of 25% (applying the threshold of 30% referred to in Article 106, paragraph 1-bis of the TUF in the absence of other shareholders who hold a higher participation) does not apply to SMEs; and (ii) reporting of major holdings: under Article 120, Paragraph 2, of the TUF, the threshold relevant for the purposes of disclosure obligations of significant shareholdings is equal to 5%. The legislation also provides for other statutory options (Article 106, paragraph 1-ter of the TUF and Article 106, paragraph 3-c of the TUF) that the Company, as of the date of the Offering Circular, has not exercised.

Banking activity authorization

In compliance with Article 10 of the Consolidated Banking Act, collecting savings from the public and acting as a lender constitute banking activity, which is subject to licensing requirements. The Bank of Italy and the ECB verify the existence of conditions designed to guarantee the sound and prudent management of the Company, including the ability of the intermediary to remain efficiently on the market. The Bank of Italy directly rejects requests for authorization when sound and prudent management is not guaranteed by the verification of the conditions laid down by Article 14 of the Consolidated Banking Act. In other cases, it submits a draft decision to the ECB, which either grants or refuses authorization. Banks authorized to carry out banking activities and branches of foreign banks established in the Republic of Italy are enrolled in a special register kept by the Bank of Italy (Article 13 of the Consolidated Banking Act).

The Supervisory Authorities

The authorities responsible for the supervision and regulation of Italian banks (credit authorities) are:

(i)	European Central Bank. As the ECB is an independent institution of the European Union, it oversees the supervision of European banking supervision through: (i) the establishment of a joint approach to supervision on a daily basis; (ii) standardized supervisory initiatives and corrective measures; and (iii) the consistent application of the supervisory regulations and policies. The ECB, in conjunction with the competent national authorities, is responsible for the effective and consistent operation of the SSM and it directly supervises significant banks and banking groups in participating countries (including our Group), while the direct supervision of less significant banks and banking groups is conducted by the competent national authorities, with a view of unitary supervision steered by the general guidelines and instructions issued by the ECB. The ECB has the right to directly supervise less significant banks and banking groups if it believes it to be necessary for guaranteeing the consistent application of high supervisory standards;

(ii)	Bank of Italy. The Bank of Italy is the central bank of the Republic of Italy and it is part of the European System of Central Banks (“ESCB”), the EBA and the Eurosystem, which comprises the ECB and central banks of Member States that have adopted the Euro. The Consolidated Banking Act entrusts the Bank of Italy with a wide range of supervisory, information, regulatory and inspection powers;

(iii)	Ministry of Economy and Finance. The MEF has regulatory powers with regard to exercising banking activity. Specifically the MEF, following consultation with the Bank of Italy, may issue decrees to adopt provisions regarding the following: (i) the requirements of integrity and the criteria of competence and correctness of the holders of equity securities in the banks, and (ii) the requirements of professionalism, integrity and independence, as well as the criteria of competence and correctness and the limits on the total offices that can be held by bank representatives. In addition, in the case of irregularities, or losses involving a bank, the MEF, at the request of the Bank of Italy, may adopt provisions for subjecting the bank to resolution measures, extraordinary administration (amministrazione straordinaria) or compulsory liquidation proceedings (liquidazione coatta amministrativa); and

(iv)	Interministerial Credit and Savings Committee (the “CICR”). The CICR is composed of members of the MEF and other ministers responsible for economic matters. The CICR has wide regulatory powers regarding banking activity, in accordance with the provisions of the Consolidated Banking Act and other laws.

The Bank of Italy is responsible for, among other things, the adoption of regulations and instructions (both for banks and banking groups) in the following areas:

(i)	capital adequacy;

(ii)	the containment of risk in its various configurations;

(iii)	equity securities that may be held;

(iv)	corporate governance, administrative and accounting organization, internal control and remuneration and incentive systems; and

(v)	information to be disclosed to the public on the above-mentioned subjects.

The Bank of Italy is also responsible for the approval and amendment of banking statutes and supervise the transmission of bank budgets and statistical data on a periodic basis. Article 9(1) of Council Regulation (EU) no. 1024/2013, of October 15, 2013 (the “SSM Regulation”) identifies the ECB as the competent authority in all participant Member States for the purposes of carrying out tasks conferred to it under Article 4(1) of the SSM Regulation. The SSM Regulation also gives the ECB all powers and obligations that the pertinent EU laws allocate to competent authorities, unless otherwise provided by the SSM Regulation.

Pursuant to Article 4(3) of the SSM Regulation, for the purposes of carrying out the tasks conferred to it by the SSM Regulation, the ECB shall apply all relevant EU law. Where the applicable law includes EU directives, the ECB will apply the corresponding national legislation exercising those options.

The ECB has recently examined its responsibilities and those of national authorities in relation to the exercise of supervisory powers attributed by national legislation. The ECB clarified that it may also exercise supervisory powers attributed by national legislation, even if not expressly mentioned in EU law, where they:

(i)	fall within the scope of the ECB tasks pursuant to Articles 4 and 5 of the SSM Regulation; and

(ii)	represent the basis for a supervisory function pursuant to EU law.

In relation to significant banks (including the Company), the ECB is directly and exclusively responsible for the exercise of supervisory powers in relation to certain transactions, including:

(i)	the approval of acquisitions by significant banks of equity interests in entities, other than credit institutions or in credit institutions (including those outside the EU);

(ii)	the approval of mergers and demergers involving significant banks;

(iii)	the approval of by-laws and related amendments by significant banks;

(iv)	the approval of appointments of managers of the principal corporate functions and independent external auditors for significant banks;

(v)	the approval of specific banking operations for the purpose of the issue of authorizations; and

(vi)	the approval of strategic decisions taken by significant banks.

Consequently, banks supervised directly by the ECB must submit applications, formulate requests or send notices directly to the ECB, in accordance with national legislation and common practice applicable within the respective Member States.

The Supervisory Authorities examine periodic reports to verify, among other things, that capital requirements are complied with. The supervision also involves checking the accuracy of the data transmitted, conformity with banking regulations and with the rules of internal organization and management.

If irregularities are discovered during its examinations, each of the Bank of Italy and the ECB has the power to impose administrative monetary sanctions. This power is exercised alongside other supervisory instruments and is designed to be a deterrent with regard to behavior contrary to the principles of sound and prudent management, transparency and correctness in dealing with customers.

The Bank of Italy also acts, together with other public authorities, to prevent usury by carrying out quarterly reviews to measure the average global effective rate debited by banks and financial intermediaries. The MEF publishes the results of these reviews that are used as the basis for calculating interest rate limits (beyond which the interest rates are considered usurious).

In addition, the Financial Information Unit of the Bank of Italy (“UIF”) strives to prevent money laundering and the funding of terrorism. With regard to competition in the banking sector, on the other hand, Law 262/2005 granted supervisory powers to the Italian Competition Authority.

Lastly, in compliance with the provisions of the applicable regulations concerning the banking sector, the supervision of investment services provided by banks is the responsibility of CONSOB, while the supervision on the performance of services of insurance mediation by banks is carried out by the Italian insurance supervisory authority (Istituto per la Vigilanza sulle Assicurazioni) (“IVASS”).

Establishment of the Single Supervisory Mechanism

On October 15, 2013, the European Union Council approved the SSM Regulation, which entered into force on November 4, 2014.

Under the scope of the SSM, the ECB can apply wide-ranging supervisory powers, including, among other things, the task of: (i) ensuring the standard application of the regulatory provisions of the Eurozone; (ii) directly supervising large banking groups (“significant banks”); and (iii) monitoring the supervision, by the competent authorities of the Member States, of smaller banks.

In addition, the ECB is exclusively responsible, with the assistance of the competent national authorities, with regard to all credit institutions established in participating Member States for the issuing of authorization for access to the business of credit institutions, the revocation of authorizations and the valuation of acquisitions and sales of qualifying equity securities. These powers are exercised in Italy, with the assistance of the Bank of Italy, through the methods laid down by Regulation (EU) 468/2014 of April 16, 2014, of the Bank of Italy (the “SSM Framework Regulation”), which establishes the framework of cooperation under the scope of the SSM between the European Central Bank and the designated national authorities. The Governing Council of the ECB (the Bank of Italy is represented in this decision-making body) takes the decisions, at the suggestion of the Supervisory Board of the ECB. Pursuant to Article 49, paragraph 1, of the above-mentioned Regulatory Framework of the SSM, the ECB published a list containing the names of subjects and groups supervised, including the Company, which are under the direct supervision of the ECB (“significant supervised entities”). The list indicates the reason for which each bank is subject to direct supervision and, in the case of classification as significant based on the criterion of size, in which the range of total assets and the supervised entity results are considered.

In view of its tasks, in 2014, the ECB carried out an “in-depth evaluation” process of the credit institutions of each participating Member State (“Comprehensive Assessment”). The ECB completed the Comprehensive Assessment in October 2014 and took up its supervisory tasks from November 4, 2014. The main objectives of the Comprehensive Assessment were: transparency (to improve the quality of information available on the situation of the banks), correction (to identify and undertake any corrective measures necessary) and increasing confidence (to assure all parties involved in banking activity that the institutions are fundamentally sound and reliable). Banks, where capital shortcomings are identified by a specific reference parameter, can be asked to adopt corrective measures whose application is followed and guaranteed by the ECB.

The Supervisory Authorities regularly assess and measure risks at the level of individual banks. This fundamental exercise of the Supervisory Authorities, known as the SREP (as defined elsewhere herein), consists of summarizing the results that emerge from the analysis for a given year and issuing the actions the banks must undertake. Additionally, a new feature of the SREP, under the scope of the SSM, is the uniform application of methods and timescales shared by all significant banks in the Eurozone.

Specifically, the SREP focuses on the situation of intermediaries in terms of capital requirements and risk management. In the SREP decision that the Supervisory Authority sends to the relevant bank at the end of the process, the fundamental objectives for dealing with the problems found are set out. The bank in question must then take corrective action in the timeframe laid down.

For the results of the 2016 SREP, see “SREP 2016—Reduction of NPL (Non Performing Loans)”.

Deposit insurance

In order to prevent depositors from losing their funds in the case of insolvency, the regulation in force requires banks to adhere to a recognized deposit guarantee system established in Italy (the Deposit Guarantee Fund for Depositors of Credit Cooperatives (Credito Cooperativo) or the Italian Bank Deposit Guarantee Fund (“FITD”) (Fondo Interbancario di Tutela dei Depositi)). The FITD, to which the Company and the other members of the Group adhere, covers losses up to a maximum of Euro 100,000 for each depositor with regard to sums held in the form of deposits, banker’s drafts and other similar debt securities, eligible for repayment in accordance with the provisions of Article 96-bis1 of the Consolidated Banking Act. On the other hand, the FITD excludes, inter alia:

(i)	bonds;

(ii)	deposits made by banks in their own name and for their own account (including the deposits of some companies belonging to banking groups);

(iii)	deposits whose owners at the time of the initiation of the procedure of compulsory liquidation are not identified within the anti-money laundering provisions; and

(iv)	deposits of local public entities.

On April 16, 2014, Directive 2014/49/EU relating to the Deposit Guarantee Schemes Directive (the “DGSD”) was adopted. Its purpose is to eliminate several differences between the legislation of Member States as far as deposit guarantee systems (the “DGS”) are concerned and to introduce important new features for standardizing such regulations within the European Union. Specifically, the primary new features introduced by the DGSD include: (i) the anticipation of joint minimum financial requirements for deposit guarantee systems, where the financial means available should reach, by July 3, 2024, a target level of at least 0.8% of the amount of covered deposits; (ii) a gradual reduction in the repayment deadlines for depositors: through three phases, the DGSs should manage to ensure this payment in seven working days, instead of the current term of 20 days; and (iii) the establishment of the amount of covered deposits at Euro 100,000 for each depositor.

The DGSD was implemented in Italy by Legislative Decree no. 30 of February 15, 2016 (“Legislative Decree 30/2016”), and came into force on March 9, 2016. In implementing the DGSD, the decree confirms the maximum repayment due to depositors at Euro 100,000, establishes the minimum funding that national guarantee systems must have available, promptly identifies in detail the intervention methods of the latter, and standardizes the repayment methods to depositors if the bank is insolvent. Specifically, Legislative Decree 30/2016 introduces the possibility for the FITD (which is adhered by the entities of our Group): (i) implement arrangements for amounts higher than Euro 100,000 (without a maximum limit) with regard to sums credited by physical persons in deposits where the amounts involved come from, among other things, divorces, pensions and insurance claims; (ii) make arrangements through resources paid on a voluntary basis by members; (iii) contribute to the funding of a resolution measure that may have been arranged; (iv) intervene in transactions involving the transfer of assets, liabilities, companies, business units, goods and legal relationships that can be identified en masse; and (v) assisting in overcoming a failure or the risk of failure of the member banks of the FITD.

Acquisition of equity interests in banks

The regulations governing the acquisition of equity securities in banks is governed by Directive 2007/44/EC transposed in Italy by Legislative Decree 21 of January 27, 2010, which amended the Consolidated Banking Act, and by the CICR provision adopted through emergency decree no. 675 of July 27, 2011, of the MEF, Chairman of the CICR (which sets out implementing rules on equity securities in banks, their parent companies, financial intermediaries, electronic money institutions and payment institutions). These regulations entrust the ECB, at the proposal of the Bank of Italy, with the power to grant prior authorization for the acquisition in any way of equity securities in banks, parent company financial companies of banking or financial groups (a “Supervised Company”). This involves the control (pursuant to Article 23 of the Consolidated Banking Act) or the possibility of exercising considerable influence over the actual Supervised Company or which grant a percentage of voting rights or share capital in the Supervised Company equal to at least 10% (taking into account the shares or percentages already owned). This authorization is also necessary for the acquisition of control in a company that holds such equity securities. The ECB, at the proposal of the Bank of Italy, also grants prior authorization for changes in equity securities when the percentage of voting rights or share capital reaches or exceeds 20%, 30% or 50% and, in any event, when the changes involve the control of the bank itself.

Moreover, Article 19 of the Consolidated Banking Act has been amended in order to abrogate the principle of separation between the banking and the non-financial activities. Without prejudice to the above, the Bank of Italy may authorize institutions that operate in particular economic areas, different from the banking area, to acquire or hold participations in banks (also exceeding 15%) in the event that the conditions set forth under Article 19 of the Consolidated Banking Act and its enforcement regime are satisfied.

In accordance with Article 19, paragraph 5, of the Consolidated Banking Act, the ECB, through the Bank of Italy, evaluates the quality of potential buyers and the financial soundness of an acquisition project in view of the probable influence of the potential buyer on the bank based on the following criteria: the reputation of the potential buyer pursuant to Article 25 of the Consolidated Banking Act; the suitability, pursuant to Article 26 of the Consolidated Banking Act, of anyone who, following the acquisition, will carry out administration, management and control functions in the bank; the financial soundness of the potential purchaser; the capacity of the bank to comply, following the acquisition, with the provisions governing activity; and the suitability of the structure of the group of the potential purchaser to allow effective exercising of supervision.

Authorization is also required for transactions involving irrevocable commitments for the acquisition of significant equity securities in banks or their parent companies (e.g., participation in tenders, promoting takeover bids, or exceeding the level that involves the obligation to promote a tender offer).

The Bank of Italy should also receive, in accordance with the methods and deadlines set out in Article 20 of the Consolidated Banking Act and the Supervisory Instructions of the Bank of Italy (Circular 229 of April 21, 1999, as later amended), notification of any agreement involving the concerted exercising of voting rights in a bank or the parent company of that bank. If the bank is a listed company, notice of this agreement should also be given to CONSOB.

Capital adequacy requirements

“Basel 3” refers to a comprehensive set of reform measures, prepared by the Basel Committee on banking supervision following the 2008 banking crisis in order to strengthen, among other things, the regulation, supervision and risk management of the banking sector. These provisions are designed, among other things, to: (i) improve the capacity of the banking sector to absorb shocks resulting from economic and financial tensions, irrespective of their origin; (ii) improve risk management and governance; and (iii) reinforce the transparency of banks and the disclosure of information. The main innovations introduced include the raising of the level and the strengthening of capital quality, better hedging of risks, containing the leverage ratio and the introduction of liquidity requirements.

The Basel 3 financial regulations are based on “three pillars”:

1.	the first pillar (“Pillar 1”) introduces a capital requirement to cover typical risks associated with financial activities (credit risk, counterparty risk, market risk and operating risk). To this end, there are alternative methods of calculating the capital requirements, which are characterized by different levels of complexity in terms of the measurement of risks and organizational and control requirements. In particular:

(i)	for credit risk, there are two alternative approaches for the requirement calculation: the “standardized” approach and the “internal ratings based (IRB)” approach, which in turn is divided into two different variants, the “foundation” IRB and the “advanced” IRB. In addition, there are specific rules provided for credit risk mitigation techniques (“Credit Risk Mitigation” or “CRM”) and for securitization transactions. The CRM provides for eligibility requirements—legal, economic and organizational—and the method of calculating the reduction of risk;

(ii)	for counterparty risk, which relates to the risk that the counterparty to a transaction involving financial instruments defaults before the transaction completes, and is considered a special type of credit risk, the regulation focuses on the rules for quantifying the value of exposures, while referring to the credit risk exposures and weighting factors used in its determination;

(iii)	for market risk, the requirement is to deal with the losses that may result from transactions in markets for financial instruments, currencies and commodities. Such losses can be determined by following a standard methodology or based on internal models, subject to compliance with organization and quantitative requirements. The regulation identifies and determines the treatment of various types of risk relating to the regulatory trading book (risks relating to position and concentration) and the entire balance sheet of the bank (risks relating to exchange rate, settlement and commodities). The standardized methodology adopts a building block approach for the calculating the requirement; the internal models are based on a daily check of exposure to risk, calculated using an approach based on statistical procedures (the “risk value” approach), supplemented by other measurements and risk controls; and

(iv)	for operational risk, the regulation provides for a specific capital requirement with the aim of improving management principles and control of banks. There are different methods for determining this requirement: the “Basic Indicator Approach (BIA)”, which is calculated by applying a single regulatory ratio to the gross income of the bank; the “Standardized” approach, in which the bank’s activities are split into different business lines and different ratios are applied to the gross income of each business line; and the “Advanced Measurement Approach (AMA)”, in which banks with supervisory approval are allowed to use their own internal operational risk measurement system to determine the risk measure,

2.	the second pillar (“Pillar 2”) requires banks to adopt a strategy and control process for capital adequacy, both current and prospective, with the Supervisory Authorities responsible for checking the reliability and consistency of the results and to adopt, if required, appropriate corrective measures. Pillar 2 requires banks to adopt tools and processes (the “Internal Capital Adequacy Assessment Process” or the “ICAAP”) in order to determine the level of internal capital required to cover all types of risk, different from those covered by Pillar 1, as part of an assessment of exposures, both current and future, which takes into account business strategies and developments in the economic environment. The regulation identifies the stages of the process, the required frequency of assessment and the main risks to be assessed, and provides indications as to the methodologies to be applied. Responsibility for the ICAAP process is vested in the governing bodies; and

3.

the third pillar (“Pillar 3”) introduces disclosure requirements regarding capital adequacy, exposure to risk and the general characteristics of banks’ management and control systems, which is designed to facilitate a more accurate assessment of the soundness of their balance sheets and the risk exposure of banks. In particular, the regulation provides for quantitative and qualitative information that banks must publish. Banks must include detailed information as to their organization complexity and the type of activities that they carry out. The regulation identifies the required frequency of publication, relevant exceptions and checks of the information that are to be made public.

The implementation of the Basel 3 provisions took place, at the European level, through the approval of a legislative package composed of the CRD IV and the CRR (the “CRD IV Package”). The provisions relating to the CRR came into force on January 1, 201416 (as directly and immediately binding and applicable within each Member State). The CRR defines rules on own funds, minimum capital requirements, liquidity risk, financial leverage ratios and disclosure of information to the public. In terms of capital requirements, the new framework establishes (Article 92 of CRR) that institutions shall at all times satisfy a common equity Tier 1 Ratio of at least 4.5% of the total risk exposures for the bank, a Tier 1 Ratio of at least 6%17 and a Total Capital Ratio of 8%.

The CRD IV was transposed into Italian law through Legislative Decree 72 of May 12, 2015, in relation to provisions on authorization for exercising banking activity, freedom of establishment and free provision of services, cooperation between Supervisory Authorities, prudential control process, methods for determining capital buffers, the framework governing administrative penalties and rules on corporate governance and remuneration.

In addition to introducing in the European Union all rules defined by Basel 3, the CRD IV provides a series of important amendments to the banking regulatory framework, including:

1.	remuneration and the diversification of the composition of management bodies, corporate governance and banking transparency;

2.	the introduction of further capital buffers for credit institutions which are identified by the relative competent authority, such as:

(i)	a capital conservation buffer (“CCB”), designed to ensure that banks build up capital buffers outside periods of stress which can be drawn down as losses are incurred;

(ii)	capital buffers for global systemically important institutions and other systemically important institutions;

(iii)	capital buffers linked to the systemic risk of the financial sector (or one or more subsets of that sector) in order to prevent and mitigate non-cyclical systemic or macro-prudential risks; and

(iv)	a countercyclical capital buffer that shall reflect the credit cycle and the risks due to excess credit growth in the Member State, duly taking into account specificities of the national economy.

In general, the imposition of additional capital buffers, compared with the regulatory minimum requirements, has the goal of providing banks with high quality capital means to use at times of market tension in order to prevent banking system malfunctions and avoid interruptions to the credit supply process, as well as dealing with the risks resulting from the global or domestic systemic importance of banks. Banks that do not have capital buffers of the size required are subject to distribution limits. Additionally, banks need to have a capital conservation plan that indicates the measures that the bank intends to adopt to restore the capital level necessary to maintain the capital buffers at the level requested within a reasonable time. As of the date of this Offering Circular, the Bank of Italy has imposed no such measures on the Company.

Credit institutions are also required to comply with the fully phased Common Equity Tier 1 Ratio, Tier 1 Capital Ratio and Total Capital Ratio by the date on which the Basel III rules (i.e., full application of the aforementioned capital requirements after the application of the phase-in provisions, countercyclical and systemic buffers provided under Article 128(2) (3) of CRD IV Directive, and all the other buffers adopted by the national competent and designated authorities) will fully apply.

Additionally, credit institutions are required to continue to meet all additional capital requirements imposed by the ECB under its powers provided by Article 16(2)(a) of the SSM Regulation which may go beyond the Basel 3 requirements.

[16]	Prior to January 1, 2014, Basel 2 set out the capital requirements, introduced by Circular 263. Previously, there was a minimum Tier 1 Ratio of at least 4% and a Total Capital Ratio of 8%, without the Supervisory Authority’s ability to require compliance with specific and additional requirements.
[17]	In 2014, the Bank of Italy, in exercising its discretion provided by Regulation (EY) No. 575/2013, set the minimum ratios for Tier 1 Capital as 5.5% (Circular 285, Part Two, Chapter 14, Section II).

The new regulatory framework introduced through the CRD IV Package, DGSD the technical and regulatory implementation technical standards and the interpretive communications gradually adopted by the Commission and the EBA, constitute the implementation of the project defined by the European Council in June 2009. This framework relates to the establishment of a Single Rulebook applicable to European Union financial institutions, in other words a single framework governing and standardizing the prudential rules of Member States.

On a domestic level, in order to ensure the application of the CRD IV from January 1, 2014 and a revision to the framework governing the supervision of banks, the Bank of Italy has adopted the supervisory provisions, which is structured into four parts:

1.	Transposition in Italy of the CRD IV Directive through secondary provisions issued by the Bank of Italy.

2.	Rules necessary to apply the CRR, in particular by means of the exercise of national discretion.

3.	Provisions that, despite not harmonized at a European level, are necessary to ensure that the Italian regulatory system is in line with best practices and requirements established by international bodies, including the core principles of the Basel Committee.

4.	Provisions for specific financial institutions.

Capital Conservation Buffer

On October 6, 2016, the Bank of Italy published a further update (the 18th) of Circular 285 that modifies the capital conservation buffer requirement. The Bank of Italy reviewed the decision, made at the time the CRD IV was transposed into national law in January 2014, where the fully loaded CCB at 2.5% was requested, by aligning national regulation to the transitional regime allowed by CRD IV.

Specifically, with reference to CCB’s gradual adoption, the CRD IV requires banks, both at an individual level and at a consolidated level, to comply with the following requirements:

1.	1.25% from January 1, 2017, to December 31, 2017;

2.	1.875% from January 1, 2018, to December 31, 2018; and

3.	2.5% from January 1, 2019 onward.

The amendment responds to the need to align the national framework to that governing the majority of Eurozone countries. The Bank of Italy stressed that the alignment would ensure the equal treatment for banks in different countries reduce the discrepancies between national rules, in accordance with the action launched by the SSM for minimizing differences in the prudential framework applicable to banks.

The capital requirements consist of the following elements: (i) common equity Tier 1 Ratio of at least 5.75% (4.5% plus a CCB equal to 1.25%); (ii) Tier 1 Ratio of at least 7.25% (6% plus a CCB equal to 1.25%); and (iii) total equity of at least 9.25% (8% and a CCB equal to 1.25%).

Countercyclical Capital Buffer

The countercyclical capital buffer has applied since January 1, 2016, pursuant to the transitional regime defined by Article 160, paragraphs 1 to 4 of the CRD IV. At the Date of this Offering Circular, the countercyclical capital buffer required by the Bank of Italy for exposure in Italy is equal to 0%.

Financial leverage ratio requirements

Article 429 of the CRR defines the financial leverage ratio as the ratio measuring the value of equity in a bank against its overall debt exposure, and it is expressed as a percentage of the Common Equity Tier 1 and the total exposure of the bank. Total exposure is calculated as the sum of the exposure values of all assets and off-balance sheet items not deducted from Common Equity Tier 1.

The primary objective of the financial leverage ratio is the managing of financial leverage accumulation in the banking sector and strengthening capital requirements with a simple additional instrument not based on risk.

The timeline of the adoption is summarized as follows:

1.	the innovations introduced by the Basel Committee (1st framework of 2010) were implemented by the CRR with the first quarterly reporting as of March 31, 2014;

2.	in January 2014, the Basel Committee published the 2nd framework, in which the calculation methods, timeframes and disclosure obligations were refined;

3.	on October 10, 2014, the European Commission amended Article 429 of the CRR through Delegated Regulation (EU) 2015/62;

4.	from January 1, 2015, information was required from entities (Market Disclosure—Pillar 3) in compliance with the provisions of Article 451 of the CRR; and

5.	on March 23, 2016, the European Commission adopted the implementing technical standards (“ITS”) through Execution Regulation (EU) 2016/428.

The definitive calibration, and any further adjustments of the definition of the ratio, will be completed by 2017, with the objective of transforming the ratio into a minimum requirement under the scope of Pillar 1, from January 1, 2018 but with application probably commencing in 2020. During the transition period, the minimum requirement tested by the Basel Committee will be 3%.

Liquidity requirements

The regulation also provides, in accordance with the Basel 3 framework, for new liquidity risk requirements and supervisory systems, centered on an LCR. The objective of this ratio is to establish and maintain a short-term liquidity buffer, allowing banks to survive for 30 days in the case of serious stress and a structural equilibrium rule over a longer timescale (the “Net Stable Funding Ratio” or “NSFR”) aimed at ensuring the stability of the bank in the longer term.

For each year in the transition period, all authorized banks in Italy must comply with the following LCR ratio:

1.	70%, in the period from January 1, 2016, to December 31, 2016;

2.	80%, in the period from January 1, 2017, to December 31, 2017; and

3.	100% from January 1, 2018 onwards.

On January 17, 2015, the Official Journal of the European Union published the Commission Delegated Regulation 2015/61 on LCR for banks. On November 24, 2015, the Bank of Italy published the 14th revision to the Supervisory Instructions in order to take account of innovations to the regulatory framework caused by the Delegated Regulation. The Basel Committee published a revised NSFR on October 31, 2014, and the EBA published in December 2015, a report which recommended the implementation of NSFR at a European level.

On November 23, 2016, the European Commission published a legislative proposal on this subject within a comprehensive package of measures to strengthen the resilience of credit institutions, thereby starting its “co-decision” procedure.

Limits on the concentration of risks

The exposure of a credit institution with regard to a customer or group of associated customers is considered a large exposure, pursuant to the CRR, when its value is equal to or more than 10% of the eligible capital of the credit institution. Any large exposure to a customer or group of associated customers cannot exceed 25% of the eligible capital of the credit institution. If the customer is a credit institution or an investment company or a group of associated customers which includes one or more credit institutions or investment companies, the amount of the exposure cannot exceed 25% of the eligible capital of the credit institution or Euro 150 million, depending on whichever is higher. This cap is without prejudice to the requirement that the total value of the exposure to all associated customers that are not credit institutions or investment companies cannot exceed 25% of the eligible capital of the bank. Pursuant to the Bank of Italy’s Supervisory Provisions, banks must comply with the rules of behavior that guarantee the possibility of identifying large exposures, evaluating the quality and following their development over time.

Future requirements

At a global regulatory level, in November 2015, the Financial Stability Board (the “FSB”) finalized the Total Loss Absorbency Capacity, the international standard that identifies the minimum amount of liabilities and own-funds eligible for bail-in in the case of resolution of global systematically important banks (“G-SIBs”) (the “TLAC”). The objective of the TLAC is to ensure that each systemically important bank can absorb the losses following resolution and preserve or reconstruct the necessary capital to allow it to carry out its critical functions.

Thus, the TLAC constitutes an additional requirement to the minimum capital requirements. Based on the standard definitively approved by the FSB, the TLAC comprises a minimum requirement and a possible further add-on requirement that the competent authority should establish for each bank. The minimum requirement will be set from January 1, 2019 at a level equal to or more than: (i) 16% of the risk-weighted assets; and (ii) 6% of the requirement of the financial leverage denominator (ratio between capital and non-weighted assets) and from January 1, 2022, at a level equal to or more than (i) 18% of the risk-weighted assets and (ii) 6.75% of the requirement of the financial leverage denominator. The international standard is not in itself of legal value and therefore it should be incorporated in the jurisdiction of the governments constituting the G-20 and the European Union. Based on the resolvability assessment of the single institution, the Resolution Authority can require an additional requirement of loss absorbing liabilities (referred to as “Pillar 2 MREL”) and determine the amount subordinated to the liabilities that are not eligible for MREL. In addition to the minimum requirement mentioned above and the proposed changes to the capital requirement directive, institutions must also comply with the combined capital reserve requirement (“Combined Buffer Requirement”).

The Basel Committee amended (and is in the process of defining further amendments to) the prudential regulations. The amended regulations relate to governing frameworks of market, credit and operational risk. A proportion of these amendments will be implemented in the near future, which would further increase the capital requirements of banks and investment companies (changes also referred to as “Basel 4”).

On November 23, 2016, the European Commission published a legislative proposal to incorporate the finalized standards into the European Union, on the subject of, among other things, market risk, leverage ratios, NSFR, the standardized approach to counterparty risk and exposures inherent in securitizations (“CRD V”).

Furthermore, the BRRD establishes a “Minimum Requirement for Own Funds and Eligible Liabilities” (“MREL”) for the bail-in, in order to ensure that a bank, in the event of a bail-in, has sufficient liabilities to absorb losses and to ensure compliance with the Common Equity Tier 1 requirement needed for authorization to carry out banking activities and to generate sufficient market confidence.

The principal regulatory and legislative changes being introduced at the date of the Offering Document, the implementation of which could involve considerable costs to the Company and/or the Group and/or impacts on operations, are the following:

(i)	the proposed structural reform of the banking sector in the European Union published by the European Commission on January 29, 2014, which takes account of the report of the high-level expert Liikanen Group, designed to prevent the larger and more complex banks from trading on their own behalf and to give the Supervisory Authorities the power to force these banks to ring-fence some risky trading activities. In this regard, on December 10, 2013, US regulators published the final version of the regulations for the implementation of the “Volcker Rule” pursuant to the Dodd-Frank Act of 2010. Among other things, the final version of these regulations prohibits foreign banks with branches or offices in the United States of America from carrying out the short-term proprietary trading on their own behalf of certain financial instruments such as derivatives, commodity futures and options on these instruments. The final version of these regulations could also impose restrictions on investments in hedge funds or private equity funds, and on the creation/maintenance of other relationships with hedge funds or private equity funds;

(ii)	the review of the regulatory framework for markets involving financial instruments via Directive 2014/65/EU of the European Parliament and Council, of May 15, 2014 (“MiFID 2”) and Regulation (EU) No. 600/2014 of the European Parliament and Council, of May 15, 2014 (“MiFIR 2”);

(iii)

at the global regulatory level, in November 2015, the Financial Stability Board finalized the international standard which establishes the minimum liability requirement and own funds subject to bail-in in the event of resolution of systemically important banks (the so-called “TLAC”, Total Loss Absorbency Capacity). The TLAC has the aim of ensuring that each systemically important bank is able to absorb the losses arising from resolution and preserve or reconstruct the capital required to carry out its critical functions. The TLAC identifies minimum liability requirements (and own funds) subject to the bail-in in the event of the resolution of what the Financial Stability Board deems Globally Systemically Important Banks (G-SIBs). Hence, this is an additional requirement compared to minimum capital requirements. Since, at the date of the Offering Circular, the Company is not one of the banks deemed globally systemically important, the TLAC is without effect; however, it cannot be ruled out that in light of the two consultations (MREL and TLAC) the criteria for the determination of the minimum required eligible liabilities for all European financial institutions may be brought into line with the tighter criteria applicable to the G-SIBs;

(iv)	at both the global and European levels, regulators are involved in a review process of the models for the calculation of bank capital held for prudential purposes. In 2014, worried by the enormous variability and difficulty of comparing the RWAs of different credit institutions, the Basel Committee began to review the standardized models for the calculation of RWAs for credit, market and operational risk, and proposed the introduction of a capital floor, i.e. a minimum capital requirement, calculated on the basis of the revised standard model. The Fundamental Review of the Trading Book (“FRTB”), i.e. the review of the standardized and internal model for the calculation of minimum capital requirements to cope with market risk, was finalized in January 2016, while respectively in December 2015 and March 2016, the Basel Committee once more involved the banks in a second formal consultation process to review the standardized models for credit and operational risk (primarily because of the strong opposition of the industry to the changes proposed in 2014). For the latter, the proposal includes the abolition of internal models and the review of the standard model to make it better able to capture the risk underlying the exposure. The new regulations, which refer to the entire banking system, could lead to variations in capital measures, but their introduction will be after the time period of the Business Plan.

(v)	in relation to the internal rating models authorized for the calculation of capital, during 2016, the ECB started a review process called the Target Internal Review Model (the “TRIM”), with the aim of ensuring the adequacy and comparability of these models, in light of the high level of fragmentation of the IRB systems in use in authorized banks with a consequent variability in the respective measurement of capital requirements. The risks involved in this revision process, in addition to credit risk, include counterparty and market risk. The TRIM will continue until 2018 in two phases: the “Institution Specific Review” in 2016 and the “Model Specific Review” in 2017 and 2018.

In addition, on April 21, 2016 the Basel Committee published the new principles for the prudential treatment of interest rate risk, i.e. the risk of losses arising from fluctuations in the interest rate on positions held not for trading, which include “strengthened” Pillar 2 measures, i.e. the introduction of additional reporting requirements, more detailed information on the internal management of the rate risk and a review of the standardized model.

Completing its model reform action, in March 2016, the Basel Committee launched consultation proposing to abolish the use of internal models for credit risk relating to some types of exposure (e.g. to banks and large corporations) and elsewhere apply quotas to their use, specifying minimum values for the parameters (e.g. the likelihood of default). The consultation eliminates for banks the ability to use internal model for the risk of Credit Value Adjustment (“CVA”) and restricts their use for Counterparty Credit Risk (“CCR”). On the basis of the schedule set in 2015, the Committee was to complete and finalize the package of reforms for prudential treatment of RWAs by the end of 2016. This schedule was recently revised in view of the difficulties arising over substantial differences of opinion among the representatives of Member States on the Committee itself, which led to the cancellation of a Group of Governors and Heads of Supervision (“GHOS”) meeting scheduled for January 8, 2017, during which the members of the Basel Committee were due to approve the overall reform package. The Committee declared that the aim of completing the reform has been postponed with the commitment of all Member States, without however specifying a new schedule for its approval.

With reference to the capital floor, the Basel Committee will establish the minimum percentage level of the standardized model corresponding to the capital parameter, calculated using the internal model, jointly with the review of the new regulatory framework. Although not yet certain, it seems likely that this minimum capital level will be established at the aggregate level (involving all credit, operational and market risk).

In turn, from March 2015, the EBA started a process of review for some specific aspects of the internal model for the calculation of RWAs and greater coordination between the Authorities for banking supervision. In this regard, the review of the internal models by the EBA will include the gradual finalization of the proposed changes starting from the end of 2016, and implementation is scheduled by 2020.

The European regulatory process implementing, among other things, the Fundamental Review of the Trading Book and the principles for the prudential treatment of interest rate risk, started in November 2016 with the first legislative proposal for review of the CRD IV Directive and the CRR, and it should be completed in the second half of 2018. In light of the current regulatory proposal, the implementation of these changes is expected not before the end of 2020.

On the other hand, new EU regulations relating to the new standardized model for credit and operational risk, the review of internal models, and the introduction of the capital floor will not begin before 2018.

In addition, on March 20, 2017 the ECB published “Draft Guidance to banks on non-performing loans (NPLs)”. The guidance is for banks as specified in Article 4, Subsection 1 of the CRR. The provisions are aimed, in general, at all significant entities subject to direct supervision under the SSM, including their international subsidiaries. In the guidance, the ECB enshrines a number of best practices which it deems useful to indicate and which must be considered as expected in the context of the banking supervision. The document defines the provisions, processes and best practices to be integrated into the treatment by banks of NPLs. The ECB expects the banks to fully comply with the guidance, according to the seriousness and entity of the NPLs in their respective portfolios. Subsequently, the next step of the ECB will be to require the banks to make prompt provisions and write-offs.

Specifically, the recommendations in the guidance are set out in 6 pillars, each one dedicated to a specific functional environment regarding the management and monitoring of NPLs, specifically requiring the:

1.	definition of a strategy to reduce NPLs enshrined in an operational plan;

2.	activation of an operational and governance model for the management of NPLs;

3.	application of regulations and criteria for granting “forbearance” measures;

4.	application of regulations and criteria for the classification of NPLs and reclassification of accounting rationales in line with the management and regulatory mechanisms;

5.	identification of criteria and measures to be adopted for provisions and the writing-off of NPLs;

6.	definition of processes and methodologies for the management/valuation of collateral.

Specifically, among other things, the BRRD obliges banks to make preparation and prevention provisions, including the drawing up and routine updating by entities and Parent Companies of a recovery plan indicating the measures to be adopted to restore the financial situation after a significant deterioration with the obligation of regular reporting to the relevant authorities (i.e. the ECB for the SRM), and the faculty of these authorities and the National Resolution Authority and/or the SRB within the framework of the SRM, to take (i) early intervention measures, in addition to conventional prudential measures, to the degree required by the problems being experienced by the intermediary in question, including, in extreme cases, requiring its management body to adopt specific measures or appointing one or more temporary director; and to adopt (ii) “resolution” instruments for banks failing, or at risk of failing, as an alternative to compulsory liquidation. “Resolution” means a process of reorganization managed by the NRA by recourse to the techniques and powers introduced by the BRRD.

Specifically, these instruments include, individually and in combination: 1) the sale of the assets or shares of the company subject to resolution; 2) the creation of a bridge-institution; 3) the separation of performing loans held by the entity in difficulty from non-performing and doubtful loans; 4) the so-called bail-in, involving write-downs and/or the conversion of the liabilities of the entity in difficulty with losses for the shareholders and some categories of creditors (including non-subordinated bondholders).

The decrees implementing the BRRD came into effect on November 16, 2015, with the exception of the provisions relating to the bail-in, which will be implemented from January 1, 2016. Specifically, on the basis of the implementation decrees, the previous resolution system possibly also based on public resources (the so-called bail-out) has been replaced by a system in which losses are transferred to shareholders, holders of subordinated debt securities, holders of non-subordinated and non-guaranteed debt securities, and finally depositors for the portion exceeding the guaranteed amount, i.e. above Euro 100,000.00 (the so-called bail-in). In the event of a crisis causing the Company to undergo the resolution procedure, shares in the Company may be written down and/or the credits against the Company may be cancelled or substantially reduced; in addition, Shareholders of the Company may find that their holdings are considerably diluted where other liabilities are converted into shares at conversion rates which, for them, are particularly unfavorable. The credits of other parties, not shareholders, suffer losses in the order described above. Hence, the introduction of the bail-in may involve higher costs for direct funding.

Bank recovery and resolution

The BRRD on crisis resolution or other crisis management procedures, implemented in Italy through Legislative Decrees 180 and 181 of November 16, 2015, published in the Official Journal of November 16, 2015, concerns the establishment of a crisis restructuring and resolution framework for credit institutions and investment companies. The regulatory framework governed by these provisions changes the civil and banking framework previously in force, introducing standardized rules for the prevention and management of banking crises. Specifically, the framework set out by these rules aims at resolving and recapitalizing banks in a manner that absorbs the incurred losses and maintains the critical functions without public financial support. In particular, the BRRD provides that:

1.	during periods of normal banking operations, preparation and prevention measures, including:

(i)	drafting and periodically updating by the entities or their parent companies and the Bank of Italy (in its capacity as National Resolution Authority (the “NRA”)) of a recovery plan indicating the measures to adopt to restore the financial situation following a significant deterioration; and

(ii)	in the case of significant banks, preparing and periodically updating the resolution plans for each entity or group by the Bank of Italy,

2.	early intervention by the Supervisory Authorities, which supplement the traditional prudential measures and are calibrated according to the problems of the financial institution involved, until arriving at a request to the administrative body to adopt specific measures or appoint one or more temporary administrators;

3.	“resolution” tools for banks that are failing or at risk of failing, as an alternative to compulsory liquidation proceedings. “Resolution” means a restructuring process managed by the NRA through recourse to techniques and powers introduced by the BRRD. Specifically, these instruments include, also by combination:

(i)	the sale of business assets or shares of the entity subject to resolution;

(ii)	the establishment of a bridging organization, also referred to as a bridge bank;

(iii)	the separation of the unimpaired assets of the failing organization from those which are deteriorated or impaired;

(iv)	a bail-in, through which the Tier 1 liabilities of the failing organization are written down and/or converted into equity with consequent losses for the shareholders and for some categories of creditors (including unsubordinated bondholders); and

(v)	the introduction of a Minimum Requirement for Own Funds and Eligible Liabilities (“MREL”) for bail-in liabilities, in order to ensure that when a resolution authority applies the bail-in, it has sufficient liabilities to absorb the losses and to ensure compliance with the Common Equity Tier 1 requirement for authorization to exercise banking activities after resolution, as well as for generating sufficient market confidence.

Through the implementation of the BRRD, there has been a shift from a crisis resolution system potentially also based on public resources (bail-out) to a system in which losses are transferred to shareholders, holders of subordinated debt securities, holders of unsubordinated and unguaranteed debt securities, and depositors for the excess part of the guaranteed deposit amount (the amount exceeding Euro 100,000 (bail-in)).

The decrees implementing the BRRD came into force on November 16, 2015, with the exception of the provisions relating to the bail-in that applied from January 1, 2016. Moreover, the provisions regarding bail-in can be applied retroactively to pre-existing financial instruments. In addition, the Italian implementation regulations with regard to depositors’ preference go beyond the provisions of the BRRD, which require the amendment of the creditor hierarchy in the case of insolvency proceedings. Pursuant to Article 108 of the BRRD, the deposits of natural persons, micro-enterprises and SMEs (for the part in excess of the guaranteed sum of Euro 100,000) have preference over other unsecured creditors. However, Article 91, paragraph 1-bis, letter c) of the Consolidated Banking Act (which takes effect from January 1, 2019) also recognizes a privilege in the hierarchy of creditors to other deposits at the bank (such as corporate deposits and inter-bank deposits) compared with other unsecured creditors.

Regulation (EU) n. 806/2014 of the European Parliament and of the Council published on July 30, 2014, in the Official Journal of the European Union and fully operational from January 2016 introduced the Single Resolution Mechanism (the “SRM Regulation”), that applies to banks and investment firms that provide services that involve own risk-taking, complementary to the SSM, with the objective of preserving financial stability in the Eurozone through the centralized management of resolution procedures. There are also provisions that establish a single resolution fund for the funding of resolution actions (“SRF”) financed by contributions from credit institutions and investment firms covered by consolidated supervision in Eurozone countries through a payment plan spread over eight years, without using public funds.

The system comprises the National Resolution Authorities and the Single Resolution Board (the “SRB”), a European agency for exercising resolution functions whose board also includes representatives of the national authorities. The SRM guarantees, from January 1, 2016, the orderly management of crises in banks qualified as significant pursuant to the SSM Regulation or with trans-border operations in the Eurozone (which includes the Company) and investment firms covered by consolidated supervision, overcoming problems caused by the fragmented nature of procedures on a national basis. The SRB will identify, ex ante, through resolution plans, the measures by which an institution will be resolved and identify a failing or likely to fail bank and how to manage this situation in practical terms, by adopting a resolution program and identifying the most suitable actions for achieving the targets set under the EU framework. The national resolution authorities, in addition to taking part in the SRB decision, are responsible for the implementation of the concrete resolution measures. The program must also be submitted to the European Commission and, in some cases, to the European Council. This division of tasks is also valid for minor banks, if the intervention of the SRF is necessary for the management of their crisis.

The NRAs will also remain responsible for the management of the crises of less significant intermediaries. When carrying out these activities, the NRAs will be acting under the scope of the instructions and the guidelines set by the SRB that, in exceptional cases, can exercise powers of replacement ensuring the effective unity of the SRM.

Both the SRB and the national authorities will make use of the crisis management tools introduced by the BRRD.

As mentioned above, Legislative Decree 72 of May 12, 2015, and the 2014 European Delegation Law approved on July 2, 2015, allocated the Bank of Italy the function of National Resolution Authority. The Resolution and crisis management unit was therefore established; it carries out the decision-making and operational tasks of the SRM, collaborates with the SRB offices and manages the liquidation procedures of banks and financial intermediaries.

The SRF is a vital part of the SRM that standardizes the payment of contributions and the possibilities for SRF intervention of banks and several investment firms in the 19 Member States of the banking union, which are the same as the members of the Eurozone.

The SRB, the governing body of the SRM, is responsible for the management of the SRF, established to take part in the funding of resolution arrangements. The SRF is funded by contributions paid from the banking system and from several investment firms established in the Member States belonging to the banking union. The contributions are collected nationally and shared at a European level based on an inter-governmental agreement for the transfer and mutualization of resources. The target level of the SRF was set at 1% of the covered deposits of all banks in the Eurozone. This level should be reached at the end of a period of eight years from January 1, 2016. The ex-ante contributions to the SRF are requested annually from the institutions included under the scope of the SRM. Where the ex-ante contributions are insufficient to cover the losses and the costs incurred by the SRF under the scope of the resolution actions, additional contributions can be collected.

Anti-money laundering regulations

Our Group is subject to the money laundering provisions aimed at preventing money laundering and terrorism financing, contained mainly in:

(i)	Legislative Decree No. 231 of November 21, 2007, as amended, containing the “Implementation of Directive 2005/60/EC concerning the prevention of the use of the financial system for the purpose of laundering the proceeds of criminal activities and funding terrorism as well as Directive 2006/70/EC which includes the execution measures” (“Legislative Decree 231/2007”);

(ii)	the provision which includes the implementation arrangements on organization, procedures and internal controls aimed at preventing the use of intermediaries and other subjects which carry out financial activities for the purpose of money laundering and funding terrorism adopted by the Bank of Italy, pursuant to Article 7, paragraph 2, of Legislative Decree 231/2007, on March 10, 2011;

(iii)	implementing provisions concerning adequate verification of clients, adopted by the Bank of Italy, pursuant to Article 7, paragraph 2, of Decree 231/2007, on April 3, 2013, and in force since January 1, 2014;

(iv)	the provision containing the implementation arrangements for keeping the centralized computer archive and for the simplified registration methods pursuant to Article 37, paragraphs 7 and 8, of Legislative Decree 231/2007, issued by the Bank of Italy on April 3, 2013, and in force from January 1, 2014; and

(v)	the anomaly indicators and the anomalous behavior patterns periodically issued by the Bank of Italy, the MEF and EU Financial Intelligence Unit (the “FIU”).

Specifically, pursuant to the regulations, banks are obliged to:

1.	adequately identify and verify customers and the “effective owner” (in certain situations considered more exposed to the risk of money laundering and terrorism financing, through particularly rigorous identification and verification procedures);

2.	establish a Centralized Computer Archive;

3.	record and keep the identification data and other information on relations and transactions with customers in the Centralized Computer Archive;

4.	send the aggregate data to the FIU;

5.	report suspicious transactions to the FIU; and

6.	set up internal control measures and ensure the adequate training of employees and contractors, also in order to become more familiar with customers, in order to avoid and prevent the realization of operations for money laundering and/or funding terrorism.

On June 19, 2017, Legislative Decree no. 90 of May 25, 2015 (“Legislative Decree No. 90/2015”) was published in the Official Journal. Legislative Decree No. 90/2015 is intended to implement Directive (EU) 2015/849 (the “IV Anti-Money Laundering Directive”). Legislative Decree No. 90/2015 largely amended provisions contained in Legislative Decree No. 231/2007, despite maintaining the basic structure of previously applicable regulations with reference to the types of obligations for parties required to carry out anti-money laundering formalities.

In line with the provisions of Anti-money Laundering Directive IV, Legislative Decree No. 90/2015:

(i)	extends the range of entities subject to the obligations under the legislation;

(ii)	redefines the penalty system applicable to individuals or legal entities responsible for violations of applicable rules;

(iii)	simplifies registration and conservation obligations for obliged entities;

(iv)	dictates specific criteria for the identification of the beneficial owner;

(v)	establishes further obligations for legal entities and other entities with reference to the identification of the beneficial owner and the reporting of data to the competent companies’ register;

(vi)	specifies how to comply with the requirements for customer verification; and

(vii)	redefines the criteria under which the obliged entities may carry out the appropriate verification process.

The Ministry of Economy and Finance and the Bank of Italy will finalize regulations implementing the IV Anti-Money Laundering Directive with the adoption of national implementing rules.

Corporate governance, administrative and accounting organization and internal control

Since 2008, the Bank of Italy had adopted supervisory regulations on banks’ organization and corporate governance designed to achieve more efficient organization of the corporate governance structures of Italian banks. The available governance models are:

(i)	the traditional model (based on the existence of a board of directors and a board of statutory auditors);

(ii)	the dualistic model (based on the existence of a management board and a supervisory board); and

(iii)	the monistic model (based on the existence of a management board and a control committee).

On May 6, 2014, the Bank of Italy published the first update of the Supervisory Provisions (see, specifically, the provisions of the Circular No. 285, Part One, Title IV, Chapter 1, which replaced the above-mentioned regulations on banks’ organization and corporate governance). This update allowed the adaptation of the regulations of March 2008 to the provisions of CRD IV on corporate governance, taking into account the 2011 EBA guidelines on internal governance, as well as the guidelines issued by the Basel Committee on banking supervision (Principles for enhancing corporate governance, October 2010; Core Principles for Effective Banking Supervision, September 2012).

In compliance with the above and notwithstanding the provisions specified below, banks must adapt, by June 30, 2017, the following provisions:

(i)	the quantitative limits on the composition of collegial bodies that provide for, larger banks or banks with complex operations (as an exception and with adequate reasons), to have boards with more than 15 members (up to 19, if the one-tier model is adopted, or up to 22 overall, if the two-tier model is adopted) and (b) lower numbers for other banks;

(ii)	the minimum number of members of the board with a strategic supervisory function who must be independent, equal to at least one quarter, for a more effective contribution to the dialectics and internal comparison;

(iii)	the composition of the board of directors’ committees which involve the establishment of three special committees for appointments, risks and remuneration within the body with supervisory functions in larger banks or banks with complex operations and a risk committee in intermediate banks, each composed of three or five members, the majority of them independent and non-executive (note that adaptation to the provision whereby the appointment, risks and remuneration committees are composed of only non-executive directors must take place, at the latest, by the Shareholders’ meeting called to approve the 2014 financial statements);

(iv)	cooperative banks; and

(v)	the prohibition of the chairman of the board of directors to be a member of the executive committee, for the purpose of developing the tasks and super partes role.

With reference to remuneration practices and policies, on March 30, 2011, the Bank of Italy issued adjustments to the remuneration and incentive policies and practices of banks and banking groups, through which the provisions of Directive 2010/76 /EU of November 24, 2010, were implemented (“CRD III”).

On November 18, 2014, the Bank of Italy published the 7th update of the Supervisory Provisions (see Part One, Title IV, Chapter 2 of the Supervisory Provisions) for the purpose of adapting said provisions of March 2011 to the provisions of CRD IV and the guidelines in force on the banks’ remuneration and incentive systems agreed in international settings.

These provisions were supplemented by the guidelines on sound remuneration policies published by the EBA on December 21, 2015, with the Italian version published on June 27, 2016, and applicable from January 1, 2017, as well as the regulatory technical standards on remuneration practices and policies, issued pursuant to Article 92 et seq. of CRD IV.

From July 22, 2015, new provisions issued by the Bank of Italy through the 11th update of the Supervisory Provisions came into force. This update introduces, among other things, a new regulatory framework governing the internal control system, which includes the principles and rules contained in CRD IV and based on several basic principles, namely:

(i)	the definition, by the Bank of Italy, of a standardized regulatory framework which, in accordance with the principle of proportionality, takes into account the nature of the activity conducted, the type of services provided, the complexity and the operating size of the bank;

(ii)	the strengthening of the capacity of the bank to manage corporate risks;

(iii)	the centrality of the internal control system as a safeguard aimed at ensuring the sound and prudent management of the bank and the stability of the financial system;

(iv)	the efficiency and effectiveness of the internal controls;

(v)	raising the awareness of the corporate bodies which have the main responsibility for the definition of an internal control system that is complete, adequate, functional and reliable; and

(vi)	the awareness of and management by the corporate bodies of all corporate risks.

In addition, for banks issuing securities admitted to trading on a stock exchange, requirements under the Consolidated Financial Act and the Corporate Governance Code for listed companies (which the Company has adopted on a voluntary basis) provide for the composition of administrative and controlling bodies in order to protect the interests of investors and minority shareholders, as well as rules of transparency governing the financial information that listed banks must disclose to the market.

Investment services

Pursuant to Article 1, paragraph 5, of the Consolidated Financial Act, investment services are defined as the following activities performed on financial instruments:

(i)	trading on one’s own behalf;

(ii)	execution of orders on behalf of customers;

(iii)	subscription and/or placement with a firm underwriting commitment or with standby commitment vis-à-vis the issuer;

(iv)	placement without firm underwriting commitment or standby commitment vis-à-vis the issuer;

(v)	portfolio management;

(vi)	receipt and transmission of orders;

(vii)	advice regarding investments; and

(viii)	management of multilateral trading systems.

Pursuant to Article 18 of the Consolidated Financial Act, the exercising of professional services and investing activities in relation to the public is reserved to banks and investment companies (or investment firms, EU and non-EU investment companies).

Article 21 of the Consolidated Financial Act requires the general conduct criteria be observed when providing investment services and activities. Article 22 of the Consolidated Financial Act governs the capital separation regime and the obligation to keep financial instruments and individual customers’ sums of money separate, however held by the qualified entity, from the capital of the latter and that of other customers. Article 23 of the Consolidated Financial Act establishes the requirement to draft provisions for the provision of investment services in contracts in writing and to provide a copy to customers.

The rules of behavior for qualified entities in relation to customers are governed in the CONSOB regulation, adopted through resolution 16190 of October 29, 2007, as amended (“Intermediaries Regulation”).

With special reference to the regulation of investment services and, in general, with reference to financial activity, on May 15, 2014, the Council of the European Union adopted two regulatory provisions, Directive 2014/65/EU (the so-called Markets in Financial Instruments Directive—“MiFID 2”) and (UE) Regulation 600/2014 (the so-called Markets in Financial Instruments Regulation—“MiFIR”), later published in the Official Journal of the European Union on June 12, 2014. The 2014 European Delegation Law (“Law 114 of July 9, 2015”) implemented MiFID 2 and MiFIR. The legislative delegation contained in Articles 1 and 9 of the 2014 Delegation Law for the transposition of MiFID 2 and for the adaptation of national legislation to the provisions of MiFIR have not been made within the original deadline of May 3, 2016. The transposition and application of MiFID 2 and MiFIR deadlines have been postponed by the EU legislator (by EU Directive 2016/1034 of June 23, 2016). The transposition deadline was postponed from July 3, 2016, to July 3, 2017, and the application deadline from January 3, 2017, to January 3, 2018. Lastly, on May 5, 2016, the MEF launched a consultation procedure on the changes to be made to the Consolidated Financial Act, in accordance with the 2014 European Delegation Law, for the adoption of MiFID 2 and MiFIR. In June 2016, the MEF made the contributions received under the scope of this public consultation available.

On August 25, 2017, Legislative Decree No. 129 of August 3, 2017 (“Legislative Decree No. 129/2017”) was published in the Official Journal. Legislative Decree No. 129/2017 is intended to implement MiFID II and to adapt Italian regulations to provisions under the MiFIR. Legislative Decree No.129/2017 intervenes in respect of multiple provisions in the TUF, in order to adapt the content to principles under MiFID II and MiFIR. The primary regulations will be supplemented by implementing rules. In this regard, on July 6, 2017, CONSOB launched a public consultation procedure on amendments to the Intermediaries Regulation implementing MiFID II, relative to provisions for the protection of investors and the skills and knowledge of personnel working for intermediaries.

Banking products and services

As part of our activities, we offer and manage a wide range of banking products and services including, inter alia, bank accounts, lending products, credit lines, structured finance, issuance of guarantees (fideiussioni), consumer credit, loans and mortgages, etc.

The activities relating to credit for consumers are subject to a number of more stringent provisions and safeguards for consumers, including, inter alia:

(i)	Legislative Decree No. 141/2010, implementing EU Directive 2008/48; and

(ii)	Legislative Decree No. 72 of April 21, 2016, concerning certain lending activities vis-à-vis consumer customers for residential immovable property, implementing EU Directive 2014/17 (the “Mortgage Credit Directive”, or “MCD”).

In addition, our activities must comply with the applicable anti-usury regulations.

On August 3, 2016, the CICR approved the implementing criteria of Article 120, second paragraph, of the Consolidated Banking Act, in connection with interest due by our customers with respect to lines of credits (affidamenti) and overdrafts (sconfinamenti) on current accounts. The criteria sets out a specific calculation formula and other requirements. In addition, the implementation of EU Directive 2014/92 (so-called Payment Account Directive, or “PAD”), on the comparability of expenses, payment account access and transfer, through the Legislative Decree No. 15 March 2017 n. 37.

In compliance with the European and Italian regulatory frameworks, the Company also provides a number of additional services to businesses internationally such as the provision of safe-deposit services, custody and administration of security deposits and payment services (each in accordance with Legislative Decree No. 11 of January 27, 2010—on the implementation of EU Directive 2007/64, the “PSD1”), credit cards, debit cards, management of electronic money and various so-called “cash management” services.

The regulations applicable to payment services include:

(i)	the 16th update of the Bank of Italy Circular No. 285/2013 and the new “Supervisory arrangements for payment institutions and electronic money institutions” of May 17, 2016, aimed at improving the security of Internet payments, in line with the EBA Guidelines on Security of the Internet Banking Payments; and

(ii)	the forthcoming implementation of EU Directive 2015/2366 on payment services (“PSD2”), repealing PSD1, which entered into force in the European Union on January 12, 2016, and which should be implemented by the Member States by January 13, 2018.

Finally, the Group also operates (and is therefore subject to the applicable regulatory framework) in the leasing, factoring and salary and pension backed-loans sectors.

Insurance brokerage

In addition to the above, the Group is subject to regulatory provisions governing insurance brokerage operations. These provisions apply to intermediaries registered in the “Single Register of Intermediaries” (“RUI”), in accordance with the combined provisions of Articles 106 and 108 of Legislative Decree No. 209 of September 7, 2005 on the “Codice delle assicurazioni private” (“Code of Private Insurance” or “CAP”).

On providing insurance brokerage services, intermediaries registered in the RUI are under an obligation to comply with certain rules of conduct and standards of behavior with respect to customers, currently defined by primary rules in the CAP, and by regulatory provisions issued by IVASS (principally contained in Regulation No. 5 of October 16, 2006, as subsequently amended and supplemented (the “IVASS Intermediaries Regulation”)).

The IVASS Intermediaries Regulation, in addition to governing procedures for access to brokerage operations and obligations connected to registration in the RUI, also provides:

(i)	general provisions regarding the performance of brokerage operations (for example, the control of distribution networks and professional refresher training); and

(ii)	rules of conduct for the provision of services to the customer (for example, management of conflicts of interest, pre-contractual disclosure, an assessment of the adequacy of contracts offered and documents to be delivered to the policyholders).

Provisions on insurance brokerage will be revised in the transposition of Directive (EU) 2016/97 on insurance distribution (the “Insurance Distribution Directive” or “IDD”). The deadline for transposition of the IDD is February 23, 2018. Provisions for the transposition of the IDD, in respect of which IVASS has commenced certain consultation procedures, will have a material impact on, inter alia, the development and distribution of insurance products to customers, by the introduction of specific obligations on product oversight and governance (“POG”) by insurance companies and distributors of insurance products.

Processing and transfer of personal data

On May 4, 2016, the EU Regulation 2016/679 (the General Data Protection Regulation, or “GDPR”) amended the applicable regulatory framework applicable to the processing and transfer of personal data repealing Directive 95/46/EC. The GDPR entered into force on May 25, 2016, and will take effect beginning on May 25, 2018. On such date, the Italian Data Protection Authority will implement the Italian Privacy Code (Legislative Decree No. 196/2003) in accordance with the GDPR and, where deemed appropriate, may modify the relevant codes of conduct and the general measures issued by the Italian Data Protection Authority.

Priority of Claims

The claims of persons other than the Shareholders may participate in losses in the order described below. The introduction of the bail-in tool may entail higher funding costs.

In particular, in applying a bail-in, the Resolution Authority, pursuant to Article 52(1) of Legislative Decree No. 180/2015, is required to comply with the following ranking:

2.	first, the following instruments shall be written-down, until losses have been absorbed, according to the order set forth: (i) Common Equity Tier 1 instruments, including the Company’s shares; (ii) Additional Tier 1 Instruments; (iii) Tier 2 Instruments, including subordinated debt; (iv) subordinated debt other than Additional Tier 1 instruments and Additional Tier 2 instruments; and (v) the remaining liabilities, including senior debt;

3.	once losses have been absorbed, or in the absence of any losses, the following instruments shall be converted into CET 1 instruments, according to the order set forth: (i) Additional Tier 1 Instruments; (ii) Tier 2 Instruments, including subordinated debt; (iii) subordinated debt other than Additional Tier 1 instruments and Tier 2 instruments; and (iv) the remaining liabilities, including senior debt.

The bail-in tool shall be applied, until December 31, 2018, to the Company’s senior debt and other unsecured debt, including the deposits, for the portion exceeding the amount of Euro 100,000, of firms other than SMEs and microenterprises, the interbank deposits having a maturity of more than 7 days and derivatives. As of January 1, 2019, the aforementioned deposits shall be preferred over senior debt and other unsecured liabilities.

The bail-in tool does not apply to the liabilities indicated in Article 49 of Legislative Decree No. 180/2015, among which, by way of example, covered bonds and deposits protected by the deposit guarantee scheme within the limit of Euro 100,000 per depositor (not all deposits are protected by the scheme: the deposits indicated in Article 96-bis of the Consolidated Banking Act are excluded from the scope of application thereof). In the event that the bail-in tool is ordered vis-à-vis a bank, the deposit guarantee scheme shall be implemented, thereby providing the bank with an amount sufficient to cover the deposits guaranteed within the coverage limit of Euro 100,000 per depositor, provided that the amount required for the purpose does not exceed 50% of the fund amount (or of the greater amount indicated by the Bank of Italy).

OUR MANAGEMENT

General

Our Company is managed by a board of directors, which, within the limits prescribed by Italian law, has the power to delegate its general authority to an executive committee and/or one chief executive officer. The chairman and the deputy chairman are appointed by the Shareholders’ meeting pursuant to our by-laws. The board of directors determines the powers of the chief executive officer. In addition, the Italian Civil Code requires us to have a board of statutory auditors which functions as a supervisory body.

Board of Directors

The board of directors is responsible for the ordinary and extraordinary management of our Company.

The board of directors is elected by the Company’s Shareholders at a general meeting for a three-year term, unless a shorter term is fixed upon appointment, and individual directors may be re-elected following the expiration of their terms of office. Under the Company’s by-laws, the board of directors may consist of eleven to eighteen directors.

As of the date of this Offering Circular, our board of directors is comprised of fifteen members: (a) Mr. Tesauro, Mr. Malacalza, Ms. Armella, Mr. Checconi, Mr. Gallazzi, Mr. Pasquale and Mr. Venuti were appointed on March 31, 2016; (b) Mr. Pezzolo (following Giampaolo Provaggi’s resignation) and Mr. Pericu (following Beniamino Anselmi’s resignation) were appointed to the board on March 28, 2017; (c) following the resignations of Ms. Rubini, Ms. Girdinio, Mr. Calabi, Mr. Mocchi and Ms. Squinzi, Mr. Fiorentino, Ms. Balzani, Mr. Lunardi and Ms. Queirolo were appointed by the other board members into the board on June 21, 2017; (d) Ms. Pasotti was appointed by the other board members into the board on July 11, 2017; and (e) following the revocation of Mr. Bastianini’s mandate, Mr. Fenoglio was appointed by the other board members into the board on September 13, 2017.

On June 21, 2017, following the revocation of Mr. Bastianini’s mandate, our board of directors confirmed Paolo Fiorentino as Chief Executive Officer of the Company. Pursuant to Article 18 of our by-laws, the directors will remain in office for three financial years, with their term of office ending on the date of the Shareholders’ meeting called to approve the financial statements for the last financial year of their term of office. The directors are eligible for re-election.

Following the Shareholder’s meeting on September 28, 2017 that appointed Paolo Fiorentino as Chief Executive Officer, the board of directors confirmed his powers under the role in a meeting held on the same date, as well as the powers provided to Francesca Balzani, Stefano Lunardi, Luisa Marina Pasotti and Ilaria Queirolo following their appointment and assessed Giacomo Fenoglio’s role. Furthermore, the board of directors verified the independence of Francesca Balzani, Stefano Lunardi, Luisa Marina Pasotti and Ilaria Queirolo.

On October 10, 2017, the Company’s board of directors verified the possession of the legal requirements for the new directors to be appointed.

The board of directors may appoint one or more general managers or co-general managers.

As of the date of this Offering Circular, the members of our board of directors are set out in the table below. All of the members of the board of directors meet the requirements concerning professional qualification, integrity and independence provided under the legal and regulatory framework in force.

Position	Name	Place and date of birth
Chairman	Giuseppe Tesauro(1)	Naples, November 15, 1942
Vice Chairman	Vittorio Malacalza(1)	Bobbio, September 17, 1937
Chief Executive Officer and General Manager	Paolo Fiorentino(**)	Naples, January 23, 1956
Director	Sara Armella(*)	Savona, November 20, 1969
Director	Francesca Balzani(1)(2)	Genoa, October 31, 1966
Director	Remo Angelo Checconi(**)	Genoa, March 25, 1932
Director	Giacomo Fenoglio	Cairo Montenotte, January 18, 1975
Director	Giulio Gallazzi(1)(2)	Bologna, January 8, 1964
Director	Stefano Lunardi(1)(2)	Genoa, December 23, 1971
Director	Luisa Marina Pasotti(1)(2)	Gallarate, August 6, 1961
Director	Massimo Pezzolo(1)	Genoa, January 21, 1949
Director	Luciano Pasquale(**)	San Sebastiano Curone, February 22, 1950
Director	Giuseppe Pericu(1)(2)	Genoa, October 20, 1937
Director	Ilaria Queirolo(1)(2)	Genoa, March 18, 1968
Director	Lucia Venuti(1)(2)	Carrara, March 7, 1964

(1)	Non-executive director.
(2)	Director meets independence requirement pursuant to Article 18 of our by-laws (which specifies relevant requirements under Article 148(3) of the Consolidated Financial Act and the Code of Self-Regulation for listed companies, pursuant to Article 147-ter(4) of the Consolidated Financial Act, as assessed by the board of directors on April 29, 2016 and, for the directors appointed subsequently to the Shareholders’ meeting held on March 31, 2016, by the board of directors on April 28, 2017, July 11, 2017 and August 3, 2017.
(*)	Chairman of the Executive Committee.
(**)	Member of the Executive Committee.

The business address for each of the foregoing directors is the registered office of the Company (Via Cassa di Risparmio 15, Genoa, Italy).

Certain biographical information regarding each director is briefly summarized below.

Giuseppe Tesauro (chairman of the Company), who holds a law degree, has been Professor of international law and European Community Law at various Italian universities. He has previously been Chairman of the Constitutional Court, Chairman of the Antitrust Authority and Attorney General of the European Court of Justice. Currently, he is a member of the board of directors of Piaggio S.p.A., member of the Steering Committee of Fondazione Teatro San Carlo di Napoli and Guarantor of the Ethics Code of the Electricity, Gas and Water Authority. He has also served as chairman of the board of directors of the Company.

Vittorio Malacalza (deputy chairman of the Company), who holds a civil engineering degree, operates within various industrial businesses with over forty years of business experience. He has held management roles at various companies, including camfin S.p.A., Pirelli & C. S.p.A., Cassa di Risparmio di La Spezia and RCS Mediagroup S.p.A. He is currently, inter alia, Chairman of Malacalza Investimenti S.r.l., Hofima S.p.A., Stuarta Immobiliare S.p.A., director of Columbus Superconductors S.r.l., ASG Superconductors S.p.A. and Sima & Tectubi S.p.A. He is also the sole director of Stuarta Finance S.r.l.;

Paolo Fiorentino (CEO of the Company), who holds an economics degree with honors, began his professional career in 1981 with Credito Italiano, where he gained an in-depth understanding of the business operations of the institution’s branches, managing both retail customers and corporate clients. From 1991 to 1994, he was Assistant Chief Manager, head of Human Resources and Organization and Audit at one of Credito Italiano’s main branches. From 1994 to 1996, he held the role of Deputy Regional Manager and Regional Head of Human Resources and Organization. From 1996 to 1999, he was Senior Manager and Head of Organization and Information Systems at UniCredit’s central headquarters. In 1999, he was appointed general manager and had the responsibility for overseeing the process of integration between UniCredit and the various acquired businesses: He managed the transfer of know-how and best practices between the commercial banks of the Group and the creation of numerous product companies within the Group. In the same year, he was appointed general manager of Bank Pekao S.A. In August 2003, he was appointed Group Deputy general manager of

UniCredit and Head of the New Europe division. A few months later, He took on the role of chairman of the board of directors of Bulbank A.D. and of Zagrebacka Banka D.D. In November 2003, he was appointed deputy chairman of the Supervisory Committee of Bank Pekao S.A. A year later, he became head of global banking services of the UniCredit Group and subsequently in July 2007, he was appointed vice general manager of the UniCredit Group, CEO of Capitalia (from August 2007 to September 2007) and CEO of Banca di Roma (from September 2007 to May 2009). In October 2010, he became chief operating officer of the UniCredit Group. From July 2010 to October 2015, he was a member of the board of directors of UniCredit Credit Management Bank S.p.A. He has worked on one of the most complex restructurings in Italy as member of the board of directors and member of the executive board of AS Roma (from June 2011 to June 2014). From October 2013 to August 2015, he was a member of the board of directors of Pirelli & C. S.p.A.. In 2017, he became a Senior Advisor for Oak Hill Advisory Europa. He is currently chairman of the board of directors of IVRI S.p.A., and director of Banca Cesare Ponti S.p.A. and Italiana Costruzioni S.p.A..

Sara Armella, who holds a law degree, is admitted to the Italian Bar and registered on the Register of Attorneys qualified to practice before the Italian Supreme Court. She practices at a law firm, which she founded, providing consultancy and advice in the areas of international and national tax, customs law and corporate law. She also teaches at the University of Genoa and Bocconi University in Milan. Currently, she is a director of Banca Cesare Ponti S.p.A. and she is Chairman of Società per il Patrimonio Immobiliare—S.P.IM. S.p.A., San Bartolomeo S.r.l., Fiera di Genova S.p.A., Marina Fiera S.p.A..

Francesca Balzani, who holds a law degree, is an attorney admitted to the Supreme Court and professor for the Master of Tax Law program at Bocconi University in Milan. From 2007 to 2009, she was the Budget Assessor of the municipality of Genoa and from 2013 to 2015, the Budget Assessor of the municipality of Milan, where, in July 2015, she became deputy mayor. Having been elected to the European Parliament in 2009, she became member of the Committee on Budgetary Control and International Commerce Commissions. In 2010, she joined the Financial Prospects Commission, the extraordinary commission established upon the expiry of the European long-term financial plan, to define the amount and areas of spending of the EU’s seven year budget. She became General Rapporteur for the European Budget 2012, the second Italian woman in the history of the European Parliament, and later joined the Transport Commission of the European Parliament. In 2014, she was a designated member of the Regions Committee the EU body which monitors EU legislation to ensure that it takes account of local and regional perspectives. From 2014 to 2016, she was steering director of the Fondazione Cassa di Risparmio di Genova e Imperia, chairman of the Social Projects commission, chairman of Social Works (an instrumental company of Fondazione Carige for the realization of support projects to address social fragility) and chairman of the Local Finance Commission of the National Association of Italian Municipalities (Associazione Nazionale dei Comuni italiani or ANCI). Currently, she is a director of Banca Cesare Ponti S.p.A..

Remo Angelo Checconi has held various offices, including chairman of BANEC—Banca dell’Economia Cooperativa S.p.A. (known as of the date of this Offering Circular, as Unipolbanca S.p.A.), Ligur Part S.p.A. and UNICARD S.p.A.; he was also chairman and legal representative of Coop Liguria Società Cooperativa di Consumo a r.l., and is currently honorary chairman and director. He is also deputy chairman of Carige Assicurazioni and director of Banca Carige Italia and Carige Vita Nuova.

Giulio Gallazzi, who holds a business economics degree, was formerly a senior consultant of an important US management consulting group and partner, shareholder and director of Valdani & Vicari Associati. He founded SRI S.p.A., which later transformed into SRI Group, of which he is currently chairman and CEO. He was a director of Ansaldo STS S.p.A. Currently, He is deputy chairman of Ternienergia S.p.A. and director of Fondazione Benedetto XVI Pro Matrimonio et Familia. He also teaches at notable European business schools in the areas of international business development strategy, the organization of complex groups and sustainable finance.

Giacomo Fenoglio, who holds law degree and is an attorney, is a member of the Penal Law Chamber of Milan, and of the International Bar Association. He practices at Studio Legale Avv. Giuseppe Iannaccone e Associati of Milan, of which he is a partner. He specializes in white-collar crime, with a specific focus in banking and has handled matters in finance law. He has provided consultancy and advice to capital companies in financial difficulty or facing insolvency, and also handles corporate law issues.

Stefano Lunardi, who holds an economics degree, is enrolled in the register of Corporate Affairs and Accounting Experts (Albo dei Dottori Commercialisti ed Esperti Contabili) and in the register of certified auditors. He holds management and control roles at numerous companies including deputy chairman of Banca

Cesare Ponti S.p.A. (without attribution of the operational powers), director of the Company, member of the Risks Committee of the Company, chairman of the board of statutory auditors of Casasco & Nardi S.p.A., Standing Auditor of various companies belonging to the ERG Group (Erg Power S.r.l. and various special purpose vehicles active in the production of energy from renewable sources), Bombardier Transportation Italy S.p.A., Bombardier Transportation (Holdings) Italy S.p.A., CIFA S.p.A., Beintoo S.p.A., companies in which investment funds hold stakes, Ga.Ma. S.p.A. and Il Quadrifoglio S.p.A. He has also been chairman of the board of statutory auditors of Banca Carige Italia S.p.A., Banca Cesare Ponti S.p.A. and Creditis Servizi Finanziari S.p.A., standing auditor of Carige Covered Bond S.r.l. and independent director of listed companies, auditing firms and administrator in procedures pursuant to Article 2409 of the Italian Civil Code.

Luisa Marina Pasotti, who holds a business economics degree, is a corporate affairs and accounting specialist enrolled in the register of Corporate Affairs and Accounting Experts. She is the founding partner of the law firm Studio Associato Pasotti operating since 1989 as a sole practitioner and since 2010 as a professional association. She has held the role of Statutory Auditor at numerous companies and entities: she is currently chairman of the board of statutory auditors of Marelli & Pozzi S.p.A., standing auditor of SEV S.p.A., chairman of the board of statutory auditors of MGM Lines S.r.l., standing auditor of Santa Benessere & Social S.p.A., standing auditor of San Rocco Immobiliare S.p.A. in liquidation, certified auditor of Fondazione del Varesotto per l’Ambiente, il Territorio e la Coesione Sociale and sole auditor of the Municipality of Albino (BG).

Luciano Pasquale, who holds a political science degree and has been awarded a knighthood of the Italian Republic, has been a director of the Unione Industriali della Provincia di Savona, chairman of Cassa di Risparmio di Savona S.p.A., Fondazione De Mari Cassa di Risparmio di Savona, Unioncamere Liguria, Savona Terminals S.p.A. and Finutenti del Porto di Savona Vado S.r.l., a director of the University of Genoa and a member of the Commission of the Port Authority of Savona-Vado and the sole director of Labcam S.r.l.. He is currently chairman of Creditis Servizi Finanziari S.p.A., Chamber of Commerce of Riviere di Liguria—Imperia La Spezia Savona and Fondazione Istituto G. Tagliacarne, as well as deputy chairman of Autostrada dei Fiori S.p.A..

Giuseppe Pericu, who holds a law degree, is a professor of administrative law in the law faculties at the University of Genoa and the University of Milan. He is emeritus professor of administrative law. He was deputy of the Italian Parliament from 1994 to 1996 and was mayor of Genoa from 1997 to 2007. He was member of the board of directors of Cassa Depositi e Prestiti from 2008 to 2013. Currently, he is chairman of the Accademia Ligustica di Belle Arti and of the Conservatorio Niccolò Paganini. He is a member of the executive committee of the Italian Institute of Technology and director of the Fondazione Teatro Carlo Felice.

Massimo Pezzolo, who holds a law degree, is qualified to practise law and admitted to the Italian Bar. He has held key legal and corporate roles at listed companies. In particular, he was head of legal and corporate affairs of ERG S.p.A., prior to becoming general secretary. He has held numerous roles as director and member of supervisory bodies pursuant to Legislative Decree 231/2001. He currently holds the role of director at Autogas Nord S.p.A., Malacalza Investimenti S.r.l., Lanterna Consumers S.r.l., Paramed S.r.l. and Columbus Superconductors S.p.A. (where he is also member of the supervisory body, pursuant to Legislative Decree 231/2001), Hofima Real Estate S.r.l., and director, member of the Management Control Committee and member of the supervisory body pursuant to Legislative Decree 231/2001 at Hofima S.p.A., Omba Impianti & Engineering S.p.A., Sima & Tectubi S.p.A. and ASG Superconductors S.p.A..

Ilaria Queirolo, is a professor of international law in the law faculty at the University of Genoa. She is qualified to practise law and the author of numerous academic publications. She is chairman of the board of directors of ARSSU (Regional Agency for School and University Services of Liguria) and member of the panel of professors for the doctorate in research in Civil, Corporate and International Law, organized by the law faculty of the University of Genoa. Formerly, she was chairman of the Commission of ARSEL (Regional Agency for Education Services and Employment of Liguria) from 2013 to 2017, member of the management board of CIELI (Italian Center for Excellence on Integrated Logistics), established in 2003 as an inter-disciplinary institution focused on research and higher education in the fields of logistics and transport comprised of over 10 departments pertaining to economics, law and engineering of the University of Genoa, and member of the management board of CIDOIE (Interuniversity Center on the Law of International Economic Organizations), established by the University of Genoa and “L. Bocconi” University of Milan, University of Milan, Eastern Piedmont University and University of Turin. She held the role of chairman of the political science department of the University of Genoa from November 2015 to June 2017.

Lucia Venuti graduated in Law, completed a masters in accounting and corporate governance, and she then was admitted to the Italian Bar. She is currently general manager of AMIA S.p.A., where she previously served as head of service in general affairs and personnel. She is also consultant of direction at Cermec S.p.A.—Consorzio Ecologia e Risorse Massa e Carrara and sole director of AMIATEL S.r.l.

To the best of Company’s knowledge, except as indicated below and in “Business—Litigation and other proceedings”, in the last five years, no member of the board of directors: (i) has been convicted of a fraudulent offense; (ii) has been declared bankrupt or subject to insolvency proceedings, or has been associated in the course or performance of his or her duties, with any corporate bankruptcy, receivership or involuntary liquidation procedure or (iii) has been subject to an official indictment and/or sanction by statutory or regulatory authorities (including the designated professional associations), or has been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of the Company or from undertaking the direction or management of the affairs of any issuer.

As of the date of the Offering Circular, Remo Angelo Checconi is subject to investigation in the course of a criminal proceeding before the Prosecutor’s Office of Rome on charges of the crimes pursuant to Articles 81, 110 and 112, Paragraph 1 of the Italian Criminal Code and Article 2638, paragraphs 1 and 3 and Article 2367 of the Italian Civil Code.

Remo Angelo Checconi was fined an administrative sanction of Euro 173,000.00 following the Bank of Italy’s inspections of the Company between 2012 and 2013 where the Bank of Italy alleged the breach of rules set forth by the Supervisory Authority in the following fields: risk management, corporate governance, administrative and organizational structure, accounting rules, internal control systems and remuneration and incentive systems. For further information, see “Business—Legal and other Proceedings—Criminal Proceedings”.

Massimo Pezzolo is subject to investigations in two criminal proceedings. The proceedings are filed before the Prosecutor’s Office of Syracuse. Both of the proceedings concern alleged violations in relation to the maintenance of refineries and soil-polluting plants. Those proceedings, for which no further investigation into Massimo Pezzolo has been taken since 2010, concern his role as sole director of ERG Raffinerie Mediterranee from December 2003 to February 2004, for the implementation of an activity which had begun after the termination of his mandate.

None of the members of the board of directors has any family relationship with any other member of such board of directors, with any member of our Company’s board of statutory auditors and with any member of senior management of the Company.

The following table sets forth ownership in other companies and the offices held during the last five years on the boards of directors or on the boards of statutory auditors of other companies by each of the members of the board of directors incumbent as of the date of this Offering Circular.

Name	Company	Office and/or Stake held in the Company	Status
Giuseppe Tesauro	Piaggio & C. S.p.A.	Director	Ongoing
	Fondazione Teatro di San Carlo in Napoli	Director	Ongoing
	Banca Carige Italia S.p.A.	Chairman	Ceased
Vittorio Malacalza	Malacalza Investimenti S.r.l.	Chief Executive Officer and Partner	Ongoing
	Hofima S.p.A.	Chairman	Ongoing
	Hofima Real Estate S.r.l.	Chairman	Ongoing
	Stuarta Immobiliare S.p.A.	Chief Executive Officer and Partner	Ongoing
	Columbus Superconductors S.r.l.	Director	Ongoing
	ASG Superconductors S.p.A.	Director	Ongoing
	Sima & Tectubi S.p.A.	Director	Ongoing
	Stuarta Finance S.r.l.	Sole Director and Partner	Ongoing
	AVM Private Equity 1 S.p.A. (in liquidation)	Partner	Ongoing
	Camfin S.p.A.	Director	Ceased
	Credit Agricole Carispezia S.p.A.	Director	Ceased

Name	Company	Office and/or Stake held in the Company	Status
	Egida S.r.l.	Chairman	Ceased
	Pirelli & C. S.p.A.	Deputy Chairman	Ceased
	RCS S.p.A.	Director and member of the Executive Committee	Ceased
	Park Tennis Club—Società Cooperativa Sportiva Dilettantistica	CEO	Ceased
Paolo Fiorentino	Banca Cesare Ponti S.p.A.	Director	Ongoing
	IVRI S.p.A.	Chief Executive Officer	Ongoing
	Italiana Costruzioni S.p.A. Music Lab Brigade S.r.l.	Director President and Director	Ongoing Ongoing
	A.S. Roma S.p.A.	Director and member of the Executive Committee	Ceased
	UniCredit Credit Management Bank S.p.A.	Director and member of the Executive Committee	Ceased
	Neep Roma Holding S.p.A.	Chairman	Ceased
	Officinae Verdi S.p.A.	Chairman	Ceased
	Pirelli & C. S.p.A.	Director	Ceased
	Unicredit Business Integrated Solutions S.c.p.A.	Chairman	Ceased
	Unicredit S.p.A.	Vice General Director	Ceased
Sara Armella	Banca Cesare Ponti S.p.A. Sole Immobiliare S.r.l.	Director Partner	Ongoing Ceased
	Marina Fiera di Genova S.p.A.	Director	Ceased
	Fiera di Genova S.p.A.	Chairman	Ceased
	Società per il Patrimonio Immobiliare—S.P.Im. S.p.A.	Chairman	Ceased
	Associazione Festival della Scienza	Director	Ceased
	San Bartolomeo S.r.l.	Chairman	Ceased
	Marina Fiera S.p.A.	Chairman	Ceased
	GE.MA Eventi S.r.l.	Chairman	Ceased
Francesca Balzani	Banca Cesare Ponti S.p.A.	Director	Ongoing
Remo Angelo Checconi	Coop Liguria Società Cooperativa di Consumo a r.l.	Honorary Chief Executive Officer and Director	Ongoing Ongoing
	Carige Assicurazioni S.p.A.	Deputy Chairman	Ceased
	Carige Vita Nuova S.p.A.	Director	Ceased
	Consorzio Cooperativo “S. Petrini” Soc. Coop.	Director	Ceased
	Banca Carige Italia S.p.A.	Director	Ceased
Giulio Gallazzi	Incitatus S.r.l.	Sole Director	Ongoing
	Social Housing Italia S.r.l.	Sole Director	Ongoing
	SRI Group—NPV Europe S.r.l.	Chief Executive Officer and Sole Director	Ongoing
	SRI Group Italia S.r.l.	Chief Executive Officer	Ongoing
	Ternienergia S.p.A.	Vice Chairman	Ongoing
	SRI Real Estate S.r.l.	Sole Director	Ongoing
	GCFC Capital S.r.l.	Sole Director	Ongoing
	PHT S.r.l.	Sole Director	Ongoing
	Smeralda S.r.l. (in liquidation)	Liquidator	Ongoing
	Headquarter S.r.l. (in liquidation)	Partner and Liquidator	Ongoing
	SRI Global Ltd	President and Director	Ongoing
	SRI Capital Advisers Ltd	President and Director	Ongoing
	SRI America Sa de C.V.	President and Director	Ongoing
	SRI Group NPV China Co. Ltd	President and Director	Ongoing
	Hept Co. Ltd	Director	Ongoing
	Ansaldo STS S.p.A.	Director	Ceased
	Future Drive S.r.l.	Director	Ceased
	On S.r.l.	Sole Director	Ceased
Stefano Lunardi	Banca Cesare Ponti S.p.A.	Vice Chairman	Ongoing
	Banca del Monte di Lucca S.p.A.	Director	Ongoing

Name	Company	Office and/or Stake held in the Company	Status
	BEINTOO S.p.A.	Statutory Auditor and Partner	Ongoing
	Bombardier Transportation Italy S.p.A.	Statutory Auditor	Ongoing
	Bombardier Transportation (Holding) Italy S.p.A.	Statutory Auditor	Ongoing
	Bombardier Transportation (Signal)	Statutory Auditor	Ongoing
	C.I.F.A. S.p.A.	Statutory Auditor	Ongoing
	Casasco e Nardi S.p.A.	Chairman	Ongoing
	ERG Eolica Basilicata S.r.l.	Statutory Auditor	Ongoing
	ERG Eolica Campania S.r.l.	Statutory Auditor	Ongoing
	ERG Eolica San Cireo S.r.l.	Statutory Auditor	Ongoing
	ERG Power S.r.l.	Statutory Auditor	Ongoing
	ERG Trade S.p.A.	President and Chairman of the Board of Statutory Auditors	Ongoing
	GA.MA. S.p.A.	Statutory Auditor	Ongoing
	Kopernico S.r.l. (in liquidation)	Liquidator	Ongoing
	Il Quadrifoglio S.p.A.	Statutory Auditor	Ongoing
	Villa Serena S.p.A.	Auditor	Ongoing
	Studio Lunardi & Dupont	Partner	Ongoing
	WLF S.r.l.	Partner	Ongoing
	Immobiliare Macaggi S.r.l.	Partner	Ongoing
	Closing Selesta S.r.l.	Chairman and Partner	Ceased
	Banca Cesare Ponti S.p.A.	President of the Board of Statutory Auditors	Ceased
	Centro S.p.A.	Statutory Auditor	Ceased
	Cuebiq S.r.l.	Chairman and Partner	Ceased
	EEMS Italia S.p.A.	Auditor	Ceased
	Immobiliare Genuensis S.r.l.	Sole Director	Ceased
	Immobiliare Macaggi S.r.l.	Chairman	Ceased
	Infinity Technology Solutions S.p.A.	Statutory Auditor	Ceased
	Itedi S.p.A.	President of the Board of Statutory Auditors	Ceased
	Le Buone Società S.p.A.	Director	Ceased
	Lventure Group S.p.A.	Director	Ceased
	M.L.G. S.r.l.	Statutory Auditor	Ceased
	Nexta S.r.l.	President of the Board of Statutory Auditors	Ceased
	Publikompass S.p.A.	President of the Board of Statutory Auditors	Ceased
	Radio 19 S.r.l. in liquidazione	President of the Board of Statutory Auditors	Ceased
	Sedapta S.r.l.	Statutory Auditor	Ceased
	Solsonica Energia S.r.l.	Director	Ceased
	Creditis Servizi Finanziari S.p.A.	President of the Board of Statutory Auditors	Ceased
	BANCA CARIGE ITALIA S.p.A.	President of the Board of Statutory Auditors	Ceased
	Centro Fiduciario C.F. S.p.A.	Statutory Auditor	Ceased
	Columbus Carige Immobiliare S.p.A.	Statutory Auditor	Ceased
	Solsonica S.r.l.	Director	Ceased
Luisa Marina Pasotti	San Rocco Immobiliare S.p.A. in liquidazione	Statutory Auditor	Ongoing
	Santa Benessere & Social S.p.A.	Statutory Auditor	Ongoing
	MGM Lines S.r.l.	Chairman	Ongoing
	Società Editoriale Varesina S.p.A.	Statutory Auditor	Ongoing
	Marelli & Pozzi S.p.A.	Chairman	Ongoing

Name	Company	Office and/or Stake held in the Company	Status

Fondazione del Varesotto per l’Ambiente, il Territorio e la Coesione Sociale

Giuliana S.r.l.

Ebano S.r.l.

Mediterranee S.r.l.

City Motel S.r.l.

Rovere S.r.l.

B.B.C. S.n.c. (in liquidation)

Luigi Pasotti S.a.s. (in liquidation)

		Auditor Partner Partner Partner Partner Partner Partner Partner	Ongoing Ongoing Ongoing Ongoing Ongoing Ongoing Ongoing Ongoing
	SI.EL.CO. S.r.l.	President of the Board of Statutory Auditors	Ceased
	Pizzardi S.r.l.	President of the Board of Statutory Auditors	Ceased
	Ferim S.r.l.	Statutory Auditor	Ceased
	La Prealpina S.r.l.	Statutory Auditor	Ceased
	MMB S.r.l.	Statutory Auditor	Ceased
	Prochemi S.r.l.	Statutory Auditor	Ceased
Massimo Pezzolo	Autogas Nord S.p.A.	Director	Ongoing
	Malacalza Investimenti S.r.l.	Director	Ongoing
	Paramed S.r.l.	Director	Ongoing
	Columbus Superconductors S.p.A.	Director	Ongoing
	Hofima Real Estate S.r.l.	Director	Ongoing
	Hofima S.p.A.	Director	Ongoing
	Omba Impianti & Engineering S.p.A.	Director	Ongoing
	Sima & Tectubi S.p.A.	Director	Ongoing
	ASG Superconductors S.p.A.	Director	Ongoing
	Lanterna Consumer S.r.l.	Director	Ceased
	Egida S.r.l.	Director	Ceased
Luciano Pasquale	Creditis Servizi Finanziari S.p.A.	Chairman	Ongoing
	Autostrada dei Fiori S.p.A.	Vice Chairman	Ongoing
	Camera di Commercio Riviere di Liguria—Imperia La Spezia Savona	Chairman	Ongoing
	Istituto Guglielmo Tagliacarne	Chairman	Ongoing
	Cassa di Risparmio di Savona S.p.A.	Chairman	Ceased
	Centroservizi S.r.l.	Chairman	Ceased
	Finutenti del Porto di Savona-Vado S.r.l.	Chairman	Ceased
	Savona Terminals S.p.A.	Chairman	Ceased
	Labcam S.r.l.	Sole Director	Ceased
Giuseppe Pericu	Accademia Ligustica di Belle Arti Boero Bartolomeo S.p.A.	Chairman Director	Ongoing Ongoing
	Conservatorio Niccolò Paganini	Chairman	Ongoing
	Istituto Italiano di Tecnologia	Member of the Executive Committee	Ongoing
	Fondazione Teatro Carlo Felice	Director	Ongoing
	Cassa Depositi e Prestiti S.p.A.	General Director	Ceased
Lucia Venuti	AMIA S.p.A.	General Director	Ongoing
	Amiatel S.p.A.	Sole Director	Ceased

The functions of the board of directors

The board of directors is vested with all powers of ordinary and extraordinary management, except to the extent reserved by law on a mandatory basis to the Shareholders, including the authorization of:

(a)	mergers;

(b)	the establishment or closure of secondary offices;

(c)	the reduction of capital in the event of withdrawal by a shareholder; and

(d)	adjustments to our by-laws to comply with provisions of law.

In addition to the tasks and responsibilities that are not delegable pursuant to applicable laws or regulations, or those reserved to the board of directors’ competence under the Corporate Governance Code (which the Company has adopted), the following matters are reserved exclusively to the board of directors’ exclusive authorization:

(a)	the approval, verification and implementation of the Company’s governance and organizational structure, promoting corrective measures in a timely manner to address any gaps or inadequacies, including through the exercise of powers provided under the legal and regulatory framework from time to time as applicable;

(b)	business strategies, organizational systems, internal controls and risk governance systems, the entry into new markets and launch of new products, internal risk measurement systems, outsourcing of company functions, internal processes for the determination of capital adequacy, in compliance with the legal and regulatory framework from time to time as applicable;

(c)	the appointment and removal of the CEO or the general manager, and, upon the proposal of the CEO or the general manager, the appointment of the co-general manager(s) and deputy general manager(s);

(d)	the acquisition or sale of strategic shareholdings, defined as shareholdings that allow for the exercise of control within the meaning in Article 2359 of the Italian Civil Code or which represent an investment exceeding 10% of the Company’s regulatory capital;

(e)	the appointment or designation of representatives within boards or committees of entities in which equity stakes are held;

(f)	the determination of criteria for the guidance and the coordination of entities of the Group, and for the execution of instructions given by the Supervisory Body of the ECB;

(g)	the establishment or the closure of secondary offices;

(h)	the reduction of capital in the event of withdrawal by a shareholder;

(i)	amendments to our by-laws to comply with provisions of law;

(j)	the appointment and removal of the member of senior management in charge of drafting corporate accounting documents, following receipt of the board of statutory auditors’ opinion;

(k)	the appointment and removal of the persons in charge of internal auditing, compliance and risk control functions, after receiving the board of statutory auditors’ opinion;

(l)	the establishment of committees within the board of directors; and

(m)	the approval or amendment of the main internal rules or mandates of the CEO.

Senior Management

The following table sets out the name and title of each of the senior managers of the Company and our Group and their place and date of birth and the date on which they started working with our Group:

Name	Position	Place and date of birth	Start Date
Gabriele Delmonte	Chief Lending Officer	Parma, May 18, 1961	May 11, 1993
Gianluca Guaitani	Chief Commercial Officer	Milan, December 19, 1969	January 19, 2017
Sofia Maranini	Chief Operating Officer	Genoa, July 18. 1963	June 3, 1986
Andrea Soro	Chief Financial Officer	Genoa, May 31, 1967	July 4, 2017
Mauro Mangani	Manager responsible for preparing the financial statements	Genoa, March 27, 1974	February 3, 2016

Certain biographical information regarding senior managers is briefly summarized below.

Gabriele Delmonte, hired by the Company in 1993, where he served as deputy general manager (network) from August 1, 2010, to April 22, 2013. He subsequently served as general manager of the subsidiary Banca Carige Italia, and he became chief lending officer of the Company on July 1, 2014. He is currently director of Creditis Servizi Finanziari S.p.A..

Gianluca Guaitani, who holds a degree with honors in business administration, has worked in the commercial sector in various areas within the UniCredit Group, holding various until becoming head of retail for the northwestern area (Liguria, Piedmont and Valle d’Aosta). He joined the Group in January 2017 as Chief Commercial Officer. He is currently a director of Creditis Servizi Finanziari S.p.A. He was appointed general director of Banca Cesare Ponti on October 14, 2017.

Sofia Maranini, who holds an honors degree in business administration, was hired in 1996 by the Company where she has held various senior roles in the administration, organization, financial statements and internal audit departments. She has held the role of chief operating officer of the Company since May 2016.

Mauro Mangani, who holds a degree with honors in business administration, gained audit and advisory experience at Arthur Andersen S.p.A. and Ernst & Young (from 2002 to 2016) where he held roles rising responsibility in Italy and the United Kingdom. He joined the Group in February 2016 as head of the financial statements office and in March 2016, became an executive in charge of the drafting of corporate accounting documents.

Andrea Soro, who holds a business administration degree, gained experience in the financial sector, handling the creation, structuring and execution of extraordinary financial transactions. He worked as a general manager of Credit Suisse in London (2005-2010) and as country executive of the Italian division of the Royal Bank of Scotland (2010-2014). He joined the Group in July 2017 as chief financial officer.

To the best of the Company’s knowledge, in the last five years no member of our Company’s senior management: (i) has been convicted of a fraudulent offense; (ii) has been declared bankrupt or subject to insolvency procedures, or has been associated in the course or performance of his duties, with any corporate bankruptcy, receivership or involuntary liquidation procedure; or (iii) has been subject to an official indictment and/or sanction by statutory or regulatory authorities (including the designated professional associations), or has been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of the Company or from undertaking the direction or management of the affairs of any issuer.

None of the members of our Company’s senior management has any family relationship with any member of the board of directors, with any other member of our Company’s board of statutory auditors and/or with any other member of our Company’s senior management.

The only senior manager of the Group to have been a director of another company outside the Group over the five years preceding the date of the Offering Circular is Sofia Maranini, who has been on the board of director of ABI Lab.

The business address for each of the foregoing managers is the registered office of the Company (Via Cassa di Risparmio, 15, Genoa, Italy).

Set out below is a functional organizational chart of the Company as of the date of the Offering Circular:

Board of Statutory Auditors

Pursuant to Article 26 of the Company’s by-laws, the board of statutory auditors is comprised of three standing auditors and two alternate auditors appointed at a Shareholders’ meeting.

All of the members of the board of statutory auditors have the required level of independence, integrity and professionalism required by the Corporate Governance Code.

Our Company’s board of statutory auditors is in charge of monitoring Company’s management and its compliance with laws, regulations and by-laws, assessing and monitoring the adequacy of the Company’s organization, internal controls, administrative, accounting systems and disclosure procedures, independence of the auditors and financial reporting procedures and of reporting any irregularities to CONSOB, the Bank of Italy and the Shareholders’ meetings called to approve our Group’s financial statements.

Without prejudice to its obligations to the Bank of Italy, the board of statutory auditors reports to the chairman of the board of directors, the board of directors, the Executive Committee, the CEO and the general manager, if appointed. The board of statutory auditors must report on any gaps or irregularities discovered, request the implementation of appropriate corrective measures and verifies their effectiveness over time.

The following table sets forth the current members of the Company’s board of statutory auditors and their respective place and date of birth:

Name	Position	Place and date of birth
Carlo Lazzarini	Chairman	Milan, July 24, 1966
Maddalena Costa	Statutory Auditor	Genoa, October 15, 1964
Giancarlo Strada	Statutory Auditor	Genoa, January 13, 1955
Stefano Chisoli	Alternate Auditor	Milan, October 8, 1962
Francesca De Gregori	Alternate Auditor	Genoa, October 21, 1969

The business address for each of the members of statutory auditors is the registered office of the Company (Via Cassa di Risparmio, 15, Genoa, Italy).

Certain biographical information regarding each statutory auditor is briefly summarized below.

Carlo Lazzarini, who holds an economics degree, is a corporate affairs and accounting specialist and certified auditor. He is enrolled in the Register of Corporate Affairs and Accounting Experts of Milan, provides consultancy services on corporate, tax, auditing and valuation matters and extraordinary transactions by listed and non-listed companies. He is also enrolled on the List of Technical Consultants of the Judge at the Court of Milan. He holds numerous roles as standing auditor at companies in the industrial, large-scale retail distribution and financial sectors. Within the Group, he is chairman of the board of statutory auditors of Banca Cesare Ponti S.p.A. and Carige REOCO S.p.A.

Maddalena Costa, graduated in Political Science, is a certified public accountant and certified public auditor; she currently serves as partner of Studio Tributario e Societario which is in partnership with the international network Deloitte and holds auditing offices in several companies. In particular, Ms. Costa is standing auditor in leading companies that belong to national and international groups, including Costa Crociere S.p.A., D’Appolonia S.p.A., Galleria Cinisello S.r.l., Marina Fiera di Genova S.p.A., Politeama S.p.A., Premuda S.p.A., Rina Services S.p.A. and Soa Rina Organismo di Attestazione S.p.A., as well as chairman of the board of statutory auditors of a number of companies, including Interporto Rivalta Scrivia S.p.A., Rivalta Terminal Europa S.p.A., Gattinoni Mondo di Vacanze S.r.l. (formerly known as G40 Travel Group S.p.A.). She currently also serves as standing auditor of Banca Carige Italia S.p.A. and Creditis Servizi Finanziari S.p.A.

Giancarlo Strada, who holds an economics degree, is a corporate affairs specialist and certified auditor and enrolled on the Register of Corporate Affairs Experts. He is a founding partner of the professional firm Studio Professionale SBC—Strada Borghetti Cavo and Associati, established in 1992. He has been the director of the Guild of Corporate Affairs and Accounting Specialists of Genoa since 1994. He provides consultancy services regarding corporate and commercial matters, extraordinary transactions such as mergers, demergers and joint ventures and restructuring matters, as both financial advisor and certifier. He collaborates with the Court as trustee/receiver, judicial commissioner and court-appointed technical consultant. Currently, he is chairman of the board of statutory auditors, statutory auditor and director of numerous companies. He has previously held such roles in companies operating in the insurance, financial, commercial and industrial sectors. Within our Group, he is a standing auditor of CARIGE Reoco S.p.A.

Stefano Chisoli, who holds an economics degree, is a corporate affairs and accounting specialist and certified auditor, enrolled in the register of Corporate Affairs Experts (Albo dei Dottori Commercialisti) and in the Register of Criminal Experts and Technical Consultants of the Judge at the Court of Bologna. He provides on-going consultancy services to industrial companies regarding management control, analysis of costs, preparation of annual budgets and financial statements. He has held the role of auditor at a primary auditing firm. He is chairman of the board of statutory auditors, statutory auditor, chairman of the board of directors and director at numerous companies operating in the commercial and industrial sectors.

Francesca de Gregori, who holds a business economics degree, is a corporate affairs and accounting specialist and certified auditor, enrolled on the Register of Corporate Affairs Experts (Albo dei Dottori Commercialisti). Since 2007, she has been an associate at the professional services firm Strada Borghetti Cavo e Associati, based in Genoa. In addition to ordinary corporate and tax consultancy services provided to commercial companies, she acts as statutory auditor and certified auditor of the accounts of commercial companies and associations and has collaborated in the context of extraordinary transactions and important professional activities.

None of the members of our Company’s board of statutory auditors has any family relationship with any member of the board of directors, with any other member of our Company’s board of statutory auditors and with manager responsible for preparing the financial statements.

The following table indicates the capital of companies and partnerships, outside the Group, of which the members of the board of statutory auditors are members of the management, guidance or control bodies, shareholders or holders of a “qualified” shareholding in the case of listed companies (i.e. a shareholding exceeding 3%).

Name	Company	Position	Status
Carlo Lazzarini	Banca Cesare Ponti S.p.A.	Chairman	Ongoing
	CARIGE Reoco S.p.A.	Chairman	Ongoing
	ADC Group S.r.l.	Statutory Auditor	Ongoing
	Alicros S.p.A.	Chairman	Ongoing
	Autostradale S.r.l.	Statutory Auditor	Ongoing
	Axa Im Italia Sim S.p.A.	Chairman	Ongoing
	BCS S.p.A.	Statutory Auditor	Ongoing
	Bea Ingranaggi S.p.A.	Statutory Auditor	Ongoing
	Cosmocal S.p.A.	Statutory Auditor	Ongoing
	Energy S.r.l.	Chief Executive Officer	Ongoing
	FBS Real Estate S.p.A.	Statutory Auditor	Ongoing
	FBS S.p.A.	Administrator	Ongoing
	Fin-Set Finanziaria Settentrionale S.p.A.	Chairman	Ongoing
	Fly S.p.A.	Statutory Auditor	Ongoing
	Grifols Italia S.p.A.	Statutory Auditor	Ongoing
	Imeas S.p.A.	Statutory Auditor	Ongoing
	Immobiliare Edifara S.r.l.	Statutory Auditor	Ongoing
	Immobiliare Manin S.p.A.	Chairman	Ongoing
	Manuli Rubber Industries S.p.A.	Statutory Auditor	Ongoing
	Miba S.r.l.	Statutory Auditor	Ongoing
	Midea Italia S.r.l.	Statutory Auditor	Ongoing
	Monitor S.r.l., in liquidation	Chairman	Ongoing
	Pietro Carnaghi S.p.A.	Statutory Auditor	Ongoing
	Rivers Properties and Consulting S.A.	Director	Ongoing
	Rotorsim S.r.l.	Statutory Auditor	Ongoing
	Secondo Mona S.p.A.	Chairman	Ongoing
	Schober Italia S.r.l.	Statutory Auditor	Ongoing
	Sicerp S.p.A.	Chairman	Ongoing
	Star Fly S.r.l.	Statutory Auditor	Ongoing
	Star Società Trasporti Automobilistici Regionali S.p.A.	Statutory Auditor	Ongoing
	Stie S.p.A.	Statutory Auditor	Ongoing
	Tacchi Giacomo e Figli S.p.A.	Statutory Auditor	Ongoing
	Vial S.r.l.	Sole Director	Ongoing
	Giorni Sereni S.r.l.	Director	Ceased
	Monitor Elevator Solutions S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Monitor S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Sentimentadv S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Salumificio Bustese S.r.l.	Statutory Auditor	Ceased
	Davide Campari-Milano S.p.A.	Statutory Auditor	Ceased
	Ferim S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	IGE S.r.l.	Sole Director	Ceased
	Kumosar S.r.l.	Statutory Auditor	Ceased
	M.B. S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Mi-Ra S.r.l.	Statutory Auditor	Ceased

Name	Company	Position	Status
	Mira II—La Gazzella S.r.l.	Statutory Auditor	Ceased
	Mipa S.r.l.	Statutory Auditor	Ceased
	Smmart Post S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Società Agricola Biologica del Parco S.r.l.	Statutory Auditor	Ceased
	Campari Wines S.r.l.	Statutory Auditor	Ceased
	Elevco S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Emmegi—Ferrario S.r.l.	Statutory Auditor	Ceased
	Farma.Cer. S.p.A.	Statutory Auditor	Ceased
Maddalena Costa	Francesco Panarello—Biscotti e Panettoni—S.p.A.	Chairman	Ongoing
	Interporto Rivalta Scrivia S.p.A.	Chairman	Ongoing
	Blufin S.p.A.	Statutory Auditor	Ongoing
	CARIGE Reoco S.p.A.	Statutory Auditor	Ongoing
	Creditis Servizi Finanziari S.p.A.	Statutory Auditor	Ongoing
	Carige Covered Bond S.r.l.	Statutory Auditor	Ongoing
	Centro Fiduciario CF S.p.A.	Statutory Auditor	Ongoing
	Costa Crociere S.p.A.	Statutory Auditor	Ongoing
	Ecocat Italia S.r.l.	Statutory Auditor	Ongoing
	Galleria Cinisello S.r.l.	Statutory Auditor	Ongoing
	Fabio Perini S.p.A.	Statutory Auditor	Ongoing
	Iren Acqua S.p.A.	Chairman	Ongoing
	M.T.C. Macchine Trasformazione Carta S.r.l.	Statutory Auditor	Ongoing
	Marsupio S.p.A.	Statutory Auditor	Ongoing
	Patrimonio Real Estate S.p.A.	Statutory Auditor	Ongoing
	Politeama S.p.A.	Statutory Auditor	Ongoing
	Rina Consulting S.p.A.	Statutory Auditor	Ongoing
	Rina Services S.p.A.	Statutory Auditor	Ongoing
	Rivalta Terminal Europa S.p.A.	Chairman	Ongoing
	S. Andrea S.p.A.	Statutory Auditor	Ongoing
Ongoing
	Soa Rina Organismo di Attestazione S.p.A.	Statutory Auditor	Ongoing
	Welcome Travel Group S.p.A.	Statutory Auditor	Ongoing
	GEO S.p.A.	Statutory Auditor	Ceased
	Fuorimuro Servizi Portuali e Ferroviari S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	BANCA CARIGE ITALIA S.p.A.	Statutory Auditor	Ceased
	Marina Fiera di Genova S.p.A.	Statutory Auditor	Ceased
	Teknema S.r.l.	Statutory Auditor	Ceased
	S.I.L.T.—S.r.l.—Sistemi Integrati di Logistica e Trasporto	Statutory Auditor	Ceased
	Best Tours Italia S.r.l.	Statutory Auditor	Ceased
	Lalizas Italia S.r.l.	Statutory Auditor	Ceased
	Paolo Scerni S.r.l.	Statutory Auditor	Ceased
	Premuda S.p.A.	Statutory Auditor	Ceased
	Scerni Logistics S.r.l.	Statutory Auditor	Ceased
	Sto Italy S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	BT Online S.r.l.	Statutory Auditor	Ceased
	Lofrans’ S.r.l.	Statutory Auditor	Ceased
	Navimo Italia S.r.l.	Statutory Auditor	Ceased
	Plastimo Marine Italia S.p.A.	Statutory Auditor	Ceased
Giancarlo Strada	Carige REOCO S.p.A.	Statutory Auditor	Ongoing
	Centro Fiduciario C.F. S.p.A.	Statutory Auditor	Ongoing
	Artmaster S.r.l.	Chairman	Ongoing
	Azimut Financial Insurance S.p.A.	Statutory Auditor	Ongoing
	Compagnia Impresa Lavoratori Portuali S.r.l.	Statutory Auditor	Ongoing
	Fondazione Azimut	Auditor	Ongoing

Name	Company	Position	Status
	G.I.P. 2.0 S.p.A.	Statutory Auditor	Ongoing
	Green Hunter Group S.p.A.	Chairman	Ongoing
	Green Hunter S.p.A.	Chairman	Ongoing
	Logtainer S.r.l.	Chairman	Ongoing
	Porto Turistico Internazionale di Rapallo S.p.A.	Statutory Auditor	Ongoing
	Portosole—Club Nautico Internazionale Sanremo S.p.A.	Statutory Auditor	Ongoing
	QUI! Financial Services S.p.A.	Statutory Auditor	Ongoing
	RB Marinas S.r.l.	Statutory Auditor	Ongoing
	Sea Med Link S.r.l. in Liquidazione	Liquidator	Ongoing
	T.P.E. Trading per l’Energia S.p.A.	Chairman	Ongoing
	Yarpa Investimenti Soc. Gestione del Risparmio S.p.A.	Chairman	Ongoing
	Yarpa S.p.A.	Chairman	Ongoing
	YLF S.p.A.	Chairman	Ongoing
	Voltri Terminal Europe S.p.a.	Chairman of the Board of Statutory Auditors	Ceased
	Antares for Water & Fire S.r.l.	Statutory Auditor	Ceased
	Azimut Capital Management SGR S.p.A.	Chairman of the Board of Statutory Auditors	Ceased
	Azimut Holding S.p.A.	Chairman of the Board of Statutory Auditors	Ceased
	Bseag S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Finea S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Gruppo Investimenti Portuali S.p.A.	Statutory Auditor	Ceased
	Izo S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	K-Matt S.p.A.	Statutory Auditor	Ceased
	Marina Fiera S.p.A.	Chairman of the Board of Statutory Auditors	Ceased
	Sinport Sinergie Portuali S.p.A.	Chairman of the Board of Statutory Auditors	Ceased
	Termina Rubiera S.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Circolo Artistico Tunnel	Revisore dei Conti	Ceased
	Marina Fiera di Genova S.p.A.	Presidente	Ceased
Stefano Chisoli	Aria S.p.A.	Statutory Auditor	Ongoing
	Made Italia S.p.A.	Statutory Auditor	Ongoing
	Rivers Properties and Consulting SA	Chairman	Ongoing
	AC Spezia S.p.A.	Chairman	Ongoing
	Event Beach S.r.l.	Chairman	Ongoing
	Strike 9 S.r.l.	Chairman	Ongoing
	Ocean & Oil International Partners LTD	Chairman	Ongoing
	Tubular Technical Services Limited	Chairman	Ongoing
	Pipe Coaters Nigeria Limited	Chairman	Ongoing
	MGM Lines S.r.l.	Chairman	Ongoing
	CFC Rijeka	Supervisory Committee	Ongoing
	Rochester Holding SA	Chairman	Ongoing
	Recina Invest SA	Director	Ongoing
	White Fairy Holding SA	Director	Ongoing
	White Fairy Resort Holding SA	Director	Ongoing
	Stichting Social Sport	Director	Ongoing
	Compania Financiera Lonestar	B Director	Ongoing
	Strike 9 S.r.l.	A Director	Ongoing
		Partner	Ongoing

Name	Company	Position	Status
	Sirmi S.p.A.	Director	Ceased
	Valore Italia Holding S.p.A.	Statutory Auditor	Ceased
	Indipendent Private Bankers S.p.A.	Statutory Auditor	Ceased
	Dazeglio S.r.l.	Partner	Ceased
	COGEI S.r.l.	Sole Director	Ceased
Francesca De Gregori	Liguria Patrimonio S.r.l.	Chairman	Ongoing
	Finoil S.p.A.	Chairman	Ongoing
	Ylda S.p.A.	Statutory Auditor	Ongoing
	Sebach S.r.l.	Statutory Auditor	Ongoing
	Centro Calor S.r.l.	Statutory Auditor	Ongoing
	Docks Lanterna S.p.A.	Statutory Auditor	Ongoing
	Aster Azienda Servizi Territoriali Genova S.p.A.	Statutory Auditor	Ongoing
	Associazione Genova Smartcity	Auditor	Ongoing
	Tao Te Società Semplice	Partner	Ongoing
	Genova Parcheggi S.p.A.	Chairman of the Board of Statutory Auditors	Ceased
	Job Centre S.c.r.l.	Chairman of the Board of Statutory Auditors	Ceased
	Distribuzione Oli Carburanti S.r.l.	Statutory Auditor	Ceased
	Armal S.r.l.	Statutory Auditor	Ceased
	CMCI S.c.a.r.l.	Statutory Auditor	Ceased
	Immobiliare Anfi S.r.l.	Statutory Auditor	Ceased
	RI.GENOVA S.r.l.	Statutory Auditor	Ceased
	Sofige S.r.l.	Statutory Auditor	Ceased
	Amazon Italia Customer Services S.r.l.	Statutory Auditor	Ceased
	Bagni Marina Genovese S.r.l.	Auditor	Ceased

To the best of the Company’s knowledge, in the last five years no member of our Company’s board of statutory auditors: (i) has been convicted of a fraudulent offense; (ii) has been declared bankrupt or subject to insolvency proceedings, or has been associated in the course or performance of his duties, with any corporate bankruptcy, receivership or involuntary liquidation procedure; or (iii) has been subject to an official indictment and/or sanction by statutory or regulatory authorities (including the designated professional associations), or has been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of the Company or from undertaking the direction or management of the affairs of any issuer, except for the following:

(i)	Giancarlo Strada, has been subject to an inspection conducted by the Supervisory Authority at Azimut Group, of which he had been chairman of the board of statutory auditors of the Company and statutory auditor for the subsidiaries.

(ii)	Giancarlo Strada has been fined an administrative sanction of Euro 18,500.00 by the Bank of Italy for failing to observe the Remuneration and Incentive Systems Rules and an administrative sanction of Euro 14,000.00 by CONSOB for the breach of investment services’ legal provisions and deficiencies in the compliance process.

(iii)	Stefano Chisoli is subject to investigations in the course of criminal proceedings in his position of sole of COGEI S.r.l., now bankrupted, for four months in 2013, due to alleged violations committed in 2009 under previous management.

Committees

Our by-laws provide for an Executive Committee. Our board of directors may establish additional committees within its authority and powers, also specialized committees, with preparatory and advisory duties, and set out the relevant rules for the functioning of the committees. The activities of the committees shall be documented in the relevant minutes.

As of the date of this Offering Circular, other than the Executive Committee, the following committees have been established the Credit Committee, the Risks Committee, the Remuneration Committee and the Nomination Committee.

Executive Committee

Pursuant to Article 25 of our by-laws, the Executive Committee is appointed by the board of directors, which determines the number of members, the term of office and the powers. The Executive Committee is comprised of the CEO, if appointed, as automatic member, and two to four other members.

The board of directors appointed the Executive Committee at the meeting held on April 4, 2016. Each elected member to the Executive Committee’s term of office will expire at the Shareholders’ meeting for the approval of the financial statements as at December 31, 2018.

As of the date of this Offering Circular, the Executive Committee is composed of Sara Armella (chairman), Paolo Fiorentino, Remo Angelo Checconi and Luciano Pasquale.

At the meeting held on January 24, 2017, the board of directors granted the following delegated powers to the Executive Committee, pursuant to Article 21, paragraph 1, of the Company’s by-laws:

(d)	powers to pass resolutions on the concession, renewal, increase, reduction, confirmation, removal and suspension of credit lines and loans in general in all forms, pertaining both to the Group and treasury and cash services, reserving to the exclusive competence of the board of directors, resolutions on credit lines for amounts exceeding Euro 50,000,000, including powers on: (i) the purchase of real estate properties related to credit recovery activities, with a duty to obtain the prior mandatory opinion of the chief operating officer, up to the limit of Euro 5,000,000 (it is necessary to refer to the purchase value of the real estate property net of transfer costs); and (ii) authorization to sell assets deriving from leasing transactions, regardless of the accounting effects, and without prejudice to the commencement of legal proceedings for the recovery of any excess sum, including expenses and interest up to a limit of Euro 5,000,000. The individual bodies remain entitled to revoke unexposed caps at the client’s request and to revoke or suspend on an urgent basis, with subsequent notification to the competent body, for the credit lines revoked;

(e)	powers to pass resolutions on transactions involving listed equity instruments and equity-related derivative instruments if the “net position” of the Company (as defined in the Regulatory Instructions for Banks), exceeds: (i) 1% of the capital of the company forming the subject matter of the transaction; (ii) Euro 25,000,000 (without prejudice to the general manager’s powers in all other situations); and (iii) for transactions involving private equity funds in an amount exceeding Euro 10,000,000 (in this type of transaction, powers up to the amount of Euro 10,000,000 are granted to the general manager and for transactions up to Euro 5,000,000 to the head of finance). The exercise of such powers may take place up to the maximum VaR limit annually approved by the board of directors with reference to the Company’s finance activities;

(f)	general powers to pass resolutions on matters related to expenses (or losses or, in any case, lack of collections for the Company), or on revenues, without any limits on amounts in accordance with the general provisions of the budget resolved by the board of directors, in all matters concerning the administrative and operational management; all subject to a maximum limit of Euro 5,000,000, in managing the Company’s real estate assets (purchase and sale of real estate properties) in the context of ordinary management activities and with the chief operating officer’s prior mandatory opinion;

(g)	powers to pass resolutions on the management of shareholdings, including determinations on the purchase and sale of the same, whether or not to exercise the pre-emption right or option right over shares or quotas in subsidiaries, subject to the board of directors’ exclusive competence to purchase and sell significant shareholdings (i.e. shareholdings that allow for the exercise of control within the meaning set forth in Article 2359 of the Italian Civil Code or that represent an investment exceeding 10% of the Company’s regulatory capital), pursuant to Article 20, Paragraph 2 of the Company’s By-laws, and for the execution of Shareholders’ agreements, the purchase or sale of a significant shareholding, concerns a listed company or concerning, in the Company’s view, on matters on the agenda of shareholders’ meetings of companies in which the Company holds a significant shareholding;

(h)

general powers to pass resolutions on miscellaneous matters such as: (i) the management of human resources (excluding the powers reserved to the board of directors under Article 20 of our by-laws on the adoption of possible withdrawal initiatives, pursuant to Articles 2118 and 2119 of the Italian Civil Code against executives in the organizational positions of chief officer and general counsel and those reserved to the CEO); (ii) management of treasuries, securities portfolios, use of derivative financial instruments and exchange activities; (iii) the day-to-day management that is not of strategic importance nor capable of being precisely quantified, including the right to accept inheritance related to donations in favor of the Company; (iv) to make determinations on lawsuits to which the Company is part, as claimant or defendant, without limits on amount or in lawsuits having an indeterminate value; and (v) to order the opening, transfer, closure and definition of positioning of the Group’s bank desks in the context of the general banking desk plan approved by resolution by the board of directors; and

(i)	powers to pass resolutions, subject to the limits on powers as delegated above, for transactions that entail (pursuant to Article 136 of the TUB) the direct or indirect undertaking of obligations of any nature toward the Company by members of top management of the Company, in compliance with the procedural methods provided under the above-mentioned legal framework, with a right to sub-delegate the powers necessary for the perfection and performance of resolutions passed under the powers delegated described above, with the exception of the powers to pass the resolutions referred to in point (f) above to executives, mid-level managers and, on an exceptional basis to other employees of the Company, executives and mid-level managers of other companies of the Group, provided that it is done on a contractual basis and always in compliance with and following the internal corporate procedures on the disbursement of loans.

The foregoing remains, in any case, subject to the powers of the board of directors, excluding matters already reserved to Committees established within the board of directors.

Credit Committee

On February 20, 2014, the board of directors established the Credit Committee effective from March 3, 2014. One or two members of the board of directors and members of corporate management make up the Credit Committee and hold delegated powers to pass resolutions on credit lines. The Credit Committee provides support to the corporate bodies in management of the Group’s credit risk management; the Credit Committee assists in defining the Group’s credit and lending policy, assumption of credit risk and control of credit risk by performing prepositive, verification, intervention, deliberative and reporting/disclosure activities.

The Credit Committee is currently composed of Luciano Pasquale, who was appointed by the board of directors at the session held on April 4, 2016, along with the following members of corporate management (i) Chief Lending Officer—Chairman; (ii) Chief Commercial Officer—member; (iii) Head of Credit Policies and Monitoring—member; (iv) Head of Lending Office Retail—member; (v) Head of Lending Office Corporate Liguria—member; and (vi) Head of Lending Office Corporate Outside of Liguria—member.

Committees with advisory functions established within the board of directors

In compliance with the provisions of supervision in the organization and corporate governance of banks and with Code of Self-Regulation, the board of directors of the Company has established a Risks Committee and the Remuneration Committee, in addition to the Nomination Committee, and adopted relevant organizational regulations. The following is a description of the composition and of powers of the Risks Committee, the Remuneration Committee and the Nomination Committee.

Risks Committee

The Risks Committee, established within the board of directors, supports the board of directors on matters regarding controls and risks. These regulations issued by the Bank of Italy set out: (i) the operational characteristics and strategies of the Company and the Group; (ii) the areas of activity and the types of economic reports, including those involving assumptions of risky assets in relation to which may arise conflicts of interest; (iii) the levels of risk propensity consistent with our strategic profile and the organizational characteristics of the Group; (iv) organizational processes designed to identify and assess the transactions in each phase of the relationship with our subjects; and (v) the control processes adapted to ensure the correct measurement and management of risks assumed toward subjects connected and to verify the correct drafting and application of internal policies.

The Risks Committee is composed of non-executive directors, the majority of whom are independent, including the members chosen by the minority Shareholders. The board of directors, when appointing the members of the committee, also establishes their number (which may vary in a range from three to five) taking into account the complexity of the relevant office. The members of the committee shall be chose among individuals that have the professional expertise to carry out the office. In particular, they shall have the required expertise in risks governance and management in order to be able to examine and monitor the positions and strategies adopted on this subject by the competent corporate bodies.

The Risks Committee appoints from among its independent members its chairman, who coordinates the committee’s activities.

In performing its role on related parties and related entities, the Risks Committee is comprised of at least three independent members who are not related or by three members who are not related, the majority of whom must be independent, in compliance with the requirements provided under the applicable legal framework and the internal rules on related party and related entity procedures.

If, with reference to a given transaction, at least two unrelated independent directors are not present, the transaction may be approved with the unbinding reasoned opinion of the unrelated independent directors who are present on the board of directors or, in their absence, on the board of statutory auditors.

The current members of the Risks Committee are Giulio Gallazzi (chairman), Francesca Balzani and Stefano Lunardi who are non-executive and independent directors and have adequate experience in accounting, financial and risk management matters.

At least one member of the board of statutory auditors and one representative of the Company and Group Corporate Affairs Office, who is responsible for drafting the minutes, attends the Risks Committee meetings.

The Chairman is entitled to invite other representatives and heads of company departments and to the Risks Committee meetings.

The Risks Committee disclose the details of each of its meetings to the directors at the following board of directors’ meeting.

In particular, the Risks Committee: (i) provides its assessments and formulates opinions to the board of directors on compliance with the principles applicable to the internal controls system and corporate organization and with the requirements that must be fulfilled by the corporate control functions. In this context, the Risks Committee brings to the board of directors’ attention any weaknesses and corrective actions to be taken; (ii) in collaboration with the Nomination Committee, identifies and proposes the persons in charge of the corporate control functions and the executive in charge of the drafting of corporate accounting documents, and the requisites (experience and professional qualifications) that such figures must possess; (iii) expresses an opinion on the remuneration of the person in charge of the internal audit function, in line with corporate policies; (iv) assesses the correct use of accounting standards for the drafting of annual stand-alone and consolidated financial statements, and to such end, coordinates with the executive in charge of the drafting of accounting documents and with the control body; (v) verifies that the corporate control functions follow the indications and guidelines of the board of directors and assists them in drafting the documentation for the coordination of control functions (bodies, committees, control functions and the Supervisory Committee); (vi) contributes, through assessments and opinions, toward defining corporate policy on the outsourcing of important operational functions and/or control functions; and (vii) in relation to its risk management and control function, the Committee provides support to the board of directors under the strategic guidelines and risk governance policies in the Risk Appetite Framework.

The Committee performs assessment-based and prepositive activities the enable the board of directors to define and approve:

(a)	risk objectives (risk appetite), in line with the strategic plan and business model;

(b)	the maximum risk that may be assumed (risk capacity) with reference to the Company’s technical capacities, while honoring regulatory requirements and other measures taken by the regulatory authorities;

(c)	the overall risk, and specific risk by individual type, that may be assumed for purposes of achieving the objectives set in the above-mentioned plan (risk appetite and propensity toward risk);

(d)	the tolerance threshold (the maximum deviance from the risk appetite that may be tolerated is referred to as risk tolerance) for operating in conditions of stress within the maximum limit of risk that may be assumed:

(i)	defining operating risk limits, taking into account risk appetite which may be established for each type of risk, business unit, business line, product line and customer category;

(ii)	reviewing plans of action prepared in the event that risk tolerance is exceeded;

(iii)	assessing the criteria for determining adequacy of capital to fully cover business risks in current, forward-looking and stress scenarios and adequacy of liquidity to cover liquidity risk in current, forward-looking and stress scenarios;

(iv)	in relation to its tasks on related parties, performs the requisite regulatory process;

(v)	assesses the effectiveness of the scenarios and analyses set out in the Business Continuity and Disaster Recovery Plan and in its subsequent updates and provides reasoned opinion which is submitted to the board of directors;

(vi)	assesses and expresses a reasoned opinion on the current state of recovery, for its subsequent representation to the board of directors; and

(vii)	assesses and expresses a reasoned opinion, on the basis of the disclosure provided by the Executive Committee and the Risk Control Committee, the current conditions for the closure of the state of recovery, for its subsequent representation to the board of directors; and

(e)	supports, through its adequate review activities, the assessments and decisions of the board of directors on the management of risks deriving from adverse events that have been brought to the board of directors’ attention and expresses to the board of directors, at least on an annual basis: (i) an opinion on the adequacy and the effectiveness of the internal control and risk management system in relation to the characteristics of the Company and the Group, and the relevant risk appetite; and (ii) an opinion on the adequacy of the characteristics, described in the corporate governance report, of the internal control system and the methods followed to coordinate the persons involved and the risk management methods followed.

The Risks Committee also verifies: (i) at least on a half-yearly basis, the legal and regulatory process followed by the Risks Committee incorporated in the Risks Committee rules and, in such manner, verifies the adequacy of the individual members to perform their role and the maintenance of the professional qualifications and expertise required. The verification process is carried out in accordance with the rules governing the self-assessment process followed by bodies and committees formed within boards of directors; (ii) at least on a half-yearly basis, the level of compliance with the principles adopted for the definition of internal controls and the corporate organization system established under the legal and regulatory framework; (iii) at least on a half-yearly basis, the level of compliance with the control function requirements established under the legal and regulatory framework and by the board of directors; (iv) at least on an annual basis, the plans of activities (including the audit plan) and the reports drafted by corporate control functions before they are submitted to the board of directors for approval. The Risks Committee may request the control functions, to the extent that they within their remit, to carry out verifications in specific operating areas; (v) examines the periodic reports concerning the assessment of the internal control and risk management system and those of particular importance prepared by the control functions; (vi) at least on a quarterly basis, the correct implementation of risk governance and management strategies, policies and the Risk Appetite Framework; (vii) on a continuous basis, policies and processes for the assessment of the Company’s business operations and the verification that prices and conditions of transactions with customers are in line with the Company’s business model and risk management strategies; (viii) at least on an annual basis, without prejudice to the responsibilities of the Remuneration Committee, the incentives underlying the Company’s remuneration and incentive system are in line with the Risk Appetite Framework; (ix) the correct application of the criteria for the measurement and assessment of risks and the ICAAP report to be submitted to the board of directors, in order to verify its adequacy with respect to the general guidelines set by the board of directors, before the report is sent to the Bank of Italy; and (x) the correct application of the criteria for the measurement and assessment of liquidity risk and the ILAAP report to be submitted to the board of directors, in order to verify its adequacy with respect to the general guidelines set by the board of directors.

The Risks Committee periodically informs the board of directors, the board of statutory auditors and the Supervisory Committee, pursuant to Legislative Decree 231, on the activities it performs, taking into account the information it receives from the operating and control functions. In practice, the Risks Committee reports to the board of directors at least on a half-yearly basis and, generally on the occasion of the approval of the annual and half-yearly financial reports, on the activities performed and adequacy of the Internal Control and Risk Management System.

However, the Risks Committee may report orally or in writing to the board of directors and to the board of statutory auditors through the chairman on an ad hoc basis if necessary.

The Committee manages the relationships with the director in charge of the Internal Control and Risk Management System, where appointed, the board of statutory auditors, the certified auditor or auditing firm and the established Supervisory Committee (pursuant to Legislative Decree 231) for the performance of activities considered of mutual interest, honoring the specific areas of competence of each.

In performing its functions, the Risks Committee has the power to acquire the corporate information and functions necessary to perform its tasks, and to avail itself of external consultants and is endowed with an adequate autonomous financial budget.

Remuneration Committee

The Remuneration Committee, established within the board of directors, supports the board of directors on matters regarding policies and practices relating to remuneration and incentives of personnel.

The Remuneration Committee is composed of non-executive directors, the majority of whom are independent, including the members chosen by the minority Shareholders. The board of directors, when appointing the members of the committee, also establishes their number (which may vary in a range from three to five) taking into account the complexity of the relevant office. The members of the committee must have the professional experience required for this office. At least one member of the committee must have an adequate expertise, to be assessed by the board of directors, on matters regarding policies and practices relating to remuneration and incentives and, in particular, in relation to risk, capital and liquidity management in order to ensure that the incentives related to the remuneration system are consistent with the application of such policies and practices. The statutory auditors may attend the committee’s meetings. The Remuneration Committee appoints among its independent members its chairman, who coordinates the committee’s works.

The chairman (who is appointed by the members of the committee) may invite other representatives and heads of the corporate functions as well as external consultants to attend the meetings, provided that they are not in conflict with the items of the agenda related to remuneration policies.

The current members of the Remuneration Committee are Giulio Callazzi (chairman), Luisa Marina Pasotti and Ilaria Queirolo who are non-executive and independent directors and have adequate expertise and experience in financial matters or remuneration policies.

The Remuneration Committee (on the basis of information sent by the CEO, the board of statutory auditors, the board and executive committees, corporate departments and, in particular, the competent control) supports the board of directors in the drafting of remuneration and incentive policies for the Group’s personnel, ensuring that such policies are consistent with the Group’s long-term goals and overall corporate governance and internal controls structure.

The Remuneration Committee collaborates with the other committees formed within the board of directors and, in particular, with the Risks Committee which examines whether the incentives envisaged in the remuneration system take into account capital and liquidity risks. The committee provides the Risks Committee with the information flows necessary to verify that incentives underlying the Company’s remuneration and incentive system are consistent with the Risk Appetite Framework.

The Remuneration Committee may exchange views with the corporate functions in charge of liquidity risk and capital risk. In order to perform its tasks effectively and responsibly, the Remuneration Committee has access to corporate information and has the necessary financial resources to ensure its operational autonomy.

The Remuneration Committee provides recommendations and opinions to the board of directors on the matter of remuneration. In particular, the committee, based on the documentation prepared by the competent corporate functions: (i) proposes the additional compensation, in addition to that set by the Shareholders’ meeting, for the chairman, the deputy chairman, the CEO, the members of the Executive Committee and of the committees within the board of directors; (ii) proposes the compensation of personnel whose remuneration and incentive systems are decided by the Company’s board of directors; (iii) proposes the criteria for the determination of the remuneration policies for the Group’s personnel, financial agents, insurance agents and financial planners who are not party to subordinated employment relationships; (iv) proposes the criteria for the determination of any “incentive bonus” for each of the categories of the Group’s personnel; (v) assesses the scenarios and analyses resulting from the application of the process for the identification of the most important personnel and expressing an opinion in such regard to be submitted to the board of directors; (vi) proposes the criteria for the determination, with reference to the Group’s most important personnel, of disbursements assigned on an exceptional basis to newly hired personnel only for the first year of their employment (“welcome bonus”), and of the compensation granted in the event of early cessation of employment; (vii) assists in establishing the criteria for Group’s most important personnel’s compensation; (viii) makes recommendations on the use of other personnel incentive systems based upon financial instruments (for example, stock options). Specifically, the Remuneration Committee formulates proposals on the incentive system deemed most advisable, monitoring its development and application over time; and (ix) for other members of the Group formulates proposals on the remuneration of directors, CEO, general manager and executives with strategic responsibilities vested with particular mandates.

The Remuneration Committee verifies: (i) at least on a half-yearly basis, the process it follows with respect to legal and regulatory requirements and the adequacy of the individual members to perform their roles. This process is performed in accordance with the rules governing the process of self-assessment of bodies and Committees formed within the board of directors; (ii) the correct application of the rules on the remuneration of persons in charge of corporate control functions, working closely with the board of statutory auditors; and (iii) the achievement of the performance objectives for the disbursement of the incentive plans’ bonus schemes and other conditions of the compensation disbursement for each category of the Group’s personnel and availing itself of the information received from the competent corporate functions.

The Remuneration Committee periodically informs the board of directors and the board of statutory auditors on its activities, in accordance with the rules governing the management information flow process, taking into account the information received from the operational and control functions. The Remuneration Committee also provides updates on its activities to the Shareholders’ meeting.

Nomination Committee

The Nomination Committee, established within the board of directors, supports the board of directors on matters regarding nominations.

The Nomination Committee is composed of non-executive directors, the majority of whom are independent, including the members chosen by the minority Shareholders. The board of directors, when appointing the members of the committee, also establishes their number (which may vary in a range from three to five) taking into account the complexity of the relevant office. The members of the committee must have the professional experience required for this office. The statutory auditors may attend the committee’s meetings.

The chairman of the board of statutory auditors (or another statutory auditor designated by the chairman) attends the committee meetings and other representatives in charge of corporate functions and external consultants may attend upon the chairman’s invitation if their attendance is necessary to clarify items on the agenda, provided that there is no conflict with the items on the agenda concerning the appointments to corporate offices. A representative of the corporate and Group affairs office, who is responsible for preparing the meeting minutes, also attends the Nomination Committee meetings. Reports on each meeting are provided to the board of directors at its next meeting.

The chairman calls the Appointment Committee’s meetings with the frequency necessary to ensure an effective performance of the mandate granted to the committee. The Nomination Committee meets whenever it may be necessary in light of the functions assigned to it and, in particular, prior to meetings of the board of directors whose agenda includes matters pertaining to the Nomination Committee’s activities.

Giuseppe Pericu (chairman), Massimo Pezzolo and Lucia Venuti make up the Nomination Committee as of the date of the Offering Circular.

The Nomination Committee supports (on the basis of information sent by the CEO, the board of statutory auditors, the Committees established within the board of directors and other executive committees, corporate functions and, in particular, the competent control functions) the board of directors in appointing members to the board of directors. The committee has access to all corporate information provided by the competent corporate departments in its decision-making process, and also avail itself of external consultants who may be invited to attend the meetings where deemed necessary by the chairman.

The Nomination Committee makes proposals and supports the board of directors on the appointment of the directors. In particular, the committee supports the board of directors in:

(a)

the identification of its optimal qualitative and quantitative composition relating to the objectives and size of the Company and the Group. In particular, the committee proposes the number of members of the board of directors, taking into account the limits under our by-laws, the operational size of the Group and the complexity of the Company’s organizational structure. The committee considers the management and operational characteristics of each company comprising the Group and the requisite degree of diversification of directors in terms of age, gender, geographical origin and professional experience to encourage different interpretations and dialogue on issues on the agenda and the effective management of risks in the Company’s business areas; and

(b)	the verification of the optimal qualitative and quantitative composition matches the effective composition resulting from the appointment process.

The Committee supports the board of directors in determining:

(i)	the number of non-executive directors present on any committee within the board of directors and scope of their mandates, with a view to balance the number of executive directors and managers present on the board of directors;

(ii)	the minimum number of independent directors required by law and regulation present on the board of directors and on committees within the board of directors in order to facilitate deliberation and contain the risk of possible conflicts of interests;

(iii)	a target quota for gender representation and developing strategies to meet the target, without prejudice to the legal obligations imposed upon listed companies. The target quota, the plan and its implementation re rendered public in the context of the disclosure which the Company is required to make in accordance with the Third Tier (pursuant to Article 435 of the CRR);

(iv)	the number of roles undertaken by directors of other companies, in accordance with the applicable laws and regulations and taking into account the level of involvement required from them in the context of the Group’s ordinary operations;

(v)	the required professional profile for candidates when appointing and co-opting directors. The committee, following an in-depth and formalized review, must express: (a) its view ex ante on the legal, technical, administrative and economic expertise that the candidates must have in order to ensure the proper performance of their duties and responsibilities; (b) an opinion on the suitability of candidates who, based upon a preliminary analysis, the board of directors has appointed to office. The results of such analyses conducted by the committee to support the board of directors, if the appointment of the directors falls under the competence of the Shareholders’ meeting, must be brought to the Shareholders’ attention in order to enable them to select the candidates for the directorship, taking into account the determined profession qualifications candidates must have;

(vi)	an opinion on any requests by the Shareholders who recommend candidates;

(vii)	the process of self-assessment of the bodies. The Nomination Committee supports the chairman of the board of directors in identifying the persons to be placed in charge of the self-assessment process;

(viii)	the verification of the suitability characteristics (integrity, professional qualifications, independence) for the performance of a mandate, pursuant to Article 26 of the TUB;

(ix)	the appointment and removal of the CEO and/or general manager;

(x)	the designation of the corporate officers (directors and statutory auditors) of the companies of the Group;

(xi)	any replacements of the members of the Executive Committee or the committees established within the board of directors;

(xii)	the plan to form the Nomination Committee and the board of directors in its entirety; and

(xiii)	the plan of succession of the CEO or general manager, in accordance with the rules established under the regulatory provisions on corporate governance.

In addition, the Nomination Committee collaborates with the Risks Committee to identify and appoint the persons in charge of corporate control functions and the executive in charge of drafting corporate accounting documents.

The Nomination Committee supports the corporate bodies during their self-assessments and verifies: (i) at least on a half-yearly basis, compliance of its and other corporate bodies’ processes under the laws and regulations incorporated in the Company’s by-laws. In this way, the Nomination Committee verifies the competency of individual members to perform their roles. This verification is carried out in accordance with the rules governing the self-assessment of the bodies and committees formed within the board of directors; (ii) that corporate officers meet the requirements imposed under the applicable laws and regulations, before and after their appointment; and (iii) that candidates for the role of director carry the required qualities (professional qualifications, expertise and experience).

Organization and management model pursuant to Legislative Decree 231 and the Supervisory Committee

The Company’s board of directors approved the “Organization and management models of Banca Carige S.p.A.—Cassa di Risparmio di Genova e Imperia, pursuant to Legislative Decree 231/2001” (the “Model”). The Model sets out the organization and management framework of the Company (delegated powers, rules governing services, codes of conduct, etc.), examines possible criminal offenses, identifying each (or for each group of similar offenses) of the areas at risk and provides specific preventative measures.

The Model aims to prevent the commission, in the Company’s interest, by top-level officers, executives or employees of criminal offenses deemed significant under the relevant legal framework and is updated from time to time in order to adapt to any changes in applicable legislation.

The Company’s Supervisory Committee, established pursuant to Legislative Decree 231, oversees the functioning, updating and compliance with the Model. In performing its duties, assigned on an exclusive basis in order to ensure greater impartiality in its opinion and assessment, the Supervisory Body holds specific powers of initiative and control. The Supervisory Committee, as a structure dedicated to overseeing the Model, must monitor its implementation on a continuous basis.

The Supervisory Committee was appointed by the board of directors at the meeting held on May 10, 2016, having a term coinciding with that of the board of directors (and therefore under the date of approval of the financial statements as at December 31, 2018) and until the appointment of a new Supervisory Committee.

As of the date of the Offering Circular, the Supervisory Committee is composed of Professor Adalberto Alberici as Chairman, an expert on banking and finance, Mr. Massimo Leandro Boggio, an expert in criminal law (who does not act and has not acted as defense counsel on behalf of the Company or its officers or executives) and the pro tempore head of the Company’s internal audit function.

The Supervisory Committee also oversees the revision of the organization and management models and makes specific reports, where necessary, to the board of directors.

The Supervisory Committee must also propose and verify the most suitable initiatives for raising awareness within the Company’s Bodies, the personnel and suppliers of goods and services with a view to fostering knowledge of and compliance with the Company’s Code of Ethics and Organization and management models.

The Supervisory Committee has autonomous powers of verification in accordance with the independence principle. The Supervisory Committee avails itself of the internal audit function and assigns it, where deemed useful or necessary, general or specific mandates to conduct verifications on its behalf.

Due to its mandate to be autonomous and independent, the Company’s Supervisory Committee reports exclusively to the Company’s board of directors and one of the board of directors’ staff unit. However, the Supervisory Committee is completely detached and independent from other hierarchical reporting lines.

Each employee and collaborator must report to the Supervisory Committee non-anonymously in writing any perceived breach of the Company’s Code of Ethics or the organization and management models. Confidentiality of the procedure and the rights of the person allegedly in violation must be ensured. The Supervisory Committee must hear from the alleged person before any specific determinations are made against them.

The Supervisory Committee advises the board of directors on proposed revisions to the Code of Ethics.

The Supervisory Committee informs in a timely manner the competent corporate bodies or functions and, where appropriate, the board of directors its discovery of any breaches of the Code of Ethics and/or of the organization and management models. In addition, the Supervisory Committee will highlight any reports received in view of any sanctioning measures solicited from the Company and in accordance with procedures provided by law and/or contract.

The Supervisory Committee reports directly to the board of directors in half-yearly reports in view of the board of directors’ meetings of January and July of each year. The failure to draft a half-yearly report gives rise to the automatic cessation of the body.

The Supervisory Committee, through its chairman, may report, either in writing or orally, and/or through its delegated member of the Supervisory Committee, to the board of directors and/or the board of statutory auditors where deemed necessary and whenever deemed useful.

Current Shareholdings of Directors and Officers and stock options plans

The following table sets out the members of the board of directors and the board of statutory auditors who hold, directly or indirectly, shareholdings in the Company’s share capital as of the date of the Offering Circular on the basis of the information available to the Company.

Name	Number of shares in the Company owned
Vittorio Malacalza	1,450,000
Marina Luisa Pasotti (indirectly)	80,000
Stefano Lunardi (indirectly)	79,165
Luciano Pasquale	50,000
Giancarlo Strada	46,180
Lucia Venuti	30,000
Stefano Lunardi	17,997
Giuseppe Pericu	12,500
Remo Angelo Checconi	2,208
Maddalena Costa (indirectly)	1,136

Executives with strategic responsibilities (totaling five executives in office as of December 31, 2016) hold 18,212 shares.

Stock options

As of the date of the Offering Circular, no stock option plans are in place in favor of members of the board of directors, the board of statutory auditors and senior management.

Agreements providing for Employee Participation in Share Capital

As of the date of the Offering Circular, there do not exist any agreements providing for the employees’ participation in the Company’s share capital.

Board of Directors

Under the Company’s by-laws the annual amount of compensation to be paid to the individual directors is determined by the Shareholders’ meeting and includes a fixed component assigned to the directors, including a compensation token for attendance at meetings of the board of directors and Committees.

The board of directors, at the Remuneration Committee’s proposal, and after consulting the board of statutory auditors, may establish additional compensation in favor of directors with particular roles, including the chairman, the deputy chairmen, the CEO, the members of the Executive Committee and the additional committees within the board of directors. In relation to committees, additional compensation may be granted to the chairman of the committee.

The amount of the chairman’s compensation may not exceed the fixed remuneration received by the CEO and general manager.

Non-executive directors may only receive fixed remuneration.

The CEO may receive a variable component of additional compensation governed by the provisions of individual contracts and must be in line with applicable provisions of law and the Company’s current remuneration policies.

Individual directors are awarded attendance tokens for each board meeting and Executive Committee meeting they attend. If more than one committee meeting or board meeting occurs on the same day, only one attendance token per day will be granted.

Directors may receive reimbursement for expenses incurred in relation to their role. The reimbursements are made on a lump-sum basis and calculated on the basis of parameters such as the frequency of meetings and the distance from the director’s domicile to the Registered Office.

The Company’s remuneration policies are submitted to the Shareholders’ meeting for review on an annual basis. The ordinary Shareholders’ meeting on March 28, 2017 approved the Group’s remuneration policy for 2017, the related implementing procedures and the criteria for the determination of compensation agreed in the event of early termination or early cessation of employment. Limits on compensation, in terms of years of fixed remuneration and the maximum fiscal amount, would also fall under this criteria.

The following table sets out the compensation paid on any basis, for any reason and in any form during the year ended December 31, 2016 by the Company and by the companies directly or indirectly controlled by the Company to the members of the board of directors who were in office over the course of 2016.

Name	Role and Period	Compensation Fees	Compensation for the shareholding of Committees	Non- monetary benefits(1)	Other compensation	Total
		(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)
Giuseppe Tesauro	Chairman 03.31.2016—12.31.2016	426	0	0	0	426
Vittorio Malacalza	Deputy Chairman 03.31.2016—12.31.2016	156	0	0	0	156
Guido Bastianini	Director 03.31.2016—12.31.2016	516	0	26	0	542
Sara Armella	Director 03.31.2016—12.31.2016	43	28	0	0	71
Claudio Calabi	Director 03.31.2016—12.31.2016	67	23	0	0	90
Remo Angelo Checconi	Director 01.01.2016—12.31.2016	77	39	0	0	116
Giulio Gallazzi	Director 03.31.2016—12.31.2016	50	8	0	0	58
Paola Girdinio	Director 03.31.2016—12.31.2016	43	6	0	0	49
Alberto Mocchi	Director 03.31.2016—12.31.2016	67	16	0	0	83
Luciano Pasquale	Director 03.31.2016—12.31.2016	53	0	0	0	53
Giuseppe Pericu	Director 10.11.2016—12.31.2016	12	2	0	0	14
Elisabetta Rubini	Director 31.3.2016—31.12.2016	60	24	0	0	84
Maurizia Squinzi	Director 03.31.2016—12.31.2016	51	24	0	0	75
Lucia Venuti	Director 01.01.2016—12.31.2016	68	11	0	0	79
Cesare Castelbarco Albani	Chairman 01.01.2016—12.03.2016	201	9	0	0	210
Alessandro Repetto	Deputy Chairman 01.01.2016—12.03.2016	82	10	0	0	92
Piero Luigi Montani	Chief Executive Officer 01.01.2016—12.03.2016	312	0	2	0	314
Beniamino Anselmi	Director 01.01.2016—08.01.2016	70	25	0	0	95
Jerome Gaston Raymond Bonnet	Director 01.01.2016—03.31.2016	18	0	0	0	18

Name	Role and Period	Compensation Fees	Compensation for the shareholding of Committees	Non- monetary benefits(1)	Other compensation	Total
		(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)
Evelina Christillin	Director 01.01.2016—03.31.2016	17	5	0	0	22
Philippe Marie Michel Garsault	Director 01.01.2016—03.31.2016	38	10	0	0	48
Marco Macciò	Director 01.01.2016—03.31.2016	15	8	0	0	23
Guido Pescione	Director 01.01.2016—03.31.2016	18	0	0	0	18
Giampaolo Provaggi	Director 01.01.2016—10.21.2016	67	30	0	0	97
Lorenzo Roffinella	Director 01.01.2016—03.31.2016	38	10	0	0	48
Elena Vasco	Director 01.01.2016—03.31.2016	17	2	0	0	19
Philippe Wattecamps	Director 01.01.2016—03.31.2016	18	0	0	0	18

The gross annual compensation of Euro 35,000 due to each member of the board of directors for 2017 was approved by resolution by the Shareholders’ meeting held on March 31, 2016 (in line with the previous mandate). In addition, a Euro 250.00 attendance token (in line with the previous mandate) is granted for attendance of meetings of the board of directors and the Executive Committee. An annual lump sum, all-inclusive of expense reimbursements (calculated based on the specific commitment related to the role held by the person in question and the distance between respective residences and/or domiciles and the Company’s registered office) is awarded.

On April 29, 2016, the board of directors resolved that the chairman would receive Euro 500,000 (Euro 300,000 granted in the previous mandate) in addition to the amount granted to him in his capacity as member of the board of directors and that the deputy receive Euro 1,500,000.

Board of Statutory Auditors

A Shareholders’ resolution approves the compensation of the members of the board of statutory auditors in accordance with the provisions of Article 2402 of the Italian Civil Code. The members of the board of statutory auditors are also entitled to reimbursements for expenses incurred in connection with their role. Statutory auditors may be rewarded with attendance tokens paid for each board meeting and Executive Committee meeting attended.

No form of variable remuneration is payable to the members of the board of statutory auditors.

The following table sets out the compensation paid on any basis and in any form during the year ended December 31, 2016 by the Company and by the companies directly or indirectly controlled by the Company to the members of the board of statutory auditors who were in office over the course of 2016.

Name	Charge Period	Compensation Fees	Compensation for the shareholding of Committees	Non- monetary benefits(1)	Other compensation	Total
		(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)
Stefano Lunardi	Chairman of the board of statutory auditors 01.01.2016—12.31.2016	208	0	0	0	208
Maddalena Costa	Standing auditor 01.01.2016—12.31.2016	145	0	0	0	145
Remo Dominici	Standing auditor 04.22.2016—12.31.2016	98	0	0	0	98
Vittorio Rocchetti	Standing auditor 01.01.2016—04.22.2016	47	0	0	0	47

The Shareholders’ meeting held on March 28, 2017 (in line with the previous mandate) approved the gross annual compensation of Euro 90,000 due to the chairman, Euro 60,000 for each of the standing auditors and Euro 250 as an attendance token for attendance at the meetings of the board of directors and the Executive Committee.

Chief Executive Officer and executives with strategic responsibilities

The following table sets out the compensation paid on any basis and in any form during the year ended December 31, 2016 by the Company and by the companies directly or indirectly controlled by it to the CEO and the executives with strategic responsibilities.

Name	Charge Period	Compensation Fees	Compensation for the shareholding of Committees	Non- monetary benefits(1)	Other compensation	Total
		(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)	(In Euro thousand)
Guido Bastianini	CEO from 03.31.2016 to 12.31.2016	516	—	26	—	542
Piero Luigi Montani	CEO from 01.01.2016 to 03.31.2016	312	—	2	—	314
Executives with strategic responsibilities	From 01.01.2016 to 12.31.2016	2,245	—	150	—	2,395

During 2016, nine employment relationships with the Group’s most important personnel ended. Of these relationships, two were resignations, six were early departures and one was a dismissal for just cause.

In relation to the six early resignations, the Company took advantage of the exemption regimes provided under the Regulatory Provisions incorporated in the document entitled “Criteria and limits for the determination of compensation to be granted in the event of early termination of the employment relationship or early cessation of the role”.

Within the Group, two golden parachute agreements, for two executives of the Company are currently in place (the most recent was entered into on January 19, 2017) drafted in compliance with the rules approved by the Shareholders’ meeting for 2016 in the document entitled “Criteria and limits for the determination of compensation to be granted in the event of early termination of the employment relationship or early cessation of the role”.

During 2016, the Company paid “welcome bonuses” on a pro rata basis. These are entry bonuses granted to new hires who are considered “more important/key” payable only in the first year of employment. To date, two welcome bonuses have been granted.

Remuneration and incentive policies for 2017

The board of directors approved the Group’s remuneration and incentive policies on February 21, 2017 and approved by the Shareholders’ meeting held on March 28, 2017. The policies set out the system of remuneration for the Group’s personnel for 2017, in accordance with the regulatory provisions issued by the Bank of Italy18, under the European legal framework19, by CONSOB20, in line with the indications set forth in the Corporate Governance Code prepared by the Corporate Governance Committee of Borsa Italiana, last amended in July 2015 (Corporate Governance Code) and with the provisions of our by-laws of the entities of the Group.

The Remuneration and Incentive Policies are a fundamental instrument supporting the medium and long term strategies of a services company such as the Company. The Company’s key persons is one of its main assets

[18]	Bank of Italy Circular no. 285/2013, first part, title IV, chapter 2.
[19]	Delegated regulation of the European Commission no. 604 dated March 4, 2014, for the identification of so-called “Material Risk Takers” (“MRT”) or “Most Important Personnel” (“Personale più Rilevante” or “PPR”); Delegated regulation of the EU no. 527/2014 on the standard regulatory requirements for classes of instruments useful for purposes of variable remuneration; Delegated regulation of the EU no. 575/2013 on disclosure to the public.
[20]	In particular, Articles 114-bis and 123-ter of the TUF and Articles 84-bis and 84-quater of the Company’s regulation (CONSOB resolution no. 11971/1999 as subsequently amended), and joint notification by Banca d’Italia-CONSOB dated 29.1.2014 “Implementation of the views issued by ESMA on remuneration policies and practices (Mifid)”; CONSOB notification dated June 19, 2014 on information to be provided to the public on indemnities and benefits granted to executive directors and general managers.

in supporting the Company in completing the recovery and development process currently underway. The policies aim to create value over time and sustainable growth for the Shareholders, staff and customers. The compensation package incentivizes the Company’s key persons to retain the best professional resources within the Company. When drafting the Remuneration and Incentive Policies, the possible side effects of the remuneration policy, the maintenance of a solid capital base and the containment of risks special were considered.

The following strategies underline the Remuneration and Incentive Policies: (i) reinforcement of the connection between the positions held, the professional skills offered and total remuneration in order to realign remuneration in accordance with market benchmarks; (ii) alignment of labor costs with sustainability criteria, business objectives, optimization of professional skills, the role held and incentives that motivate people; (iii) attraction and retention of the professional figures that are strategic for the business by way of the realization of remuneration policies which, in compliance with the legal framework, seek to reward the professional skills and individual and team-based results, from a medium-term perspective; (iv) development of corporate welfare and governance of benefits; (v) a prudent severance policy which allows for the completion of the managerial renewal process, the related turnover (including generational turnover) of personnel, in line with the legal framework and general sector practice and sustainable in relation to the income forecasts set in the Group’s Business Plan; and (vi) governance of the remuneration and incentive policies that is consistent and efficient, through the involvement of corporate functions and, in particular, the control functions, the Remuneration Committee and any other body involved. This ensures that remuneration processes will remain efficient.

The key principles of the Group’s Remuneration and Incentive Policies are: (i) consistency in compensation, roles and responsibilities with a view to rewarding the skills, experience and contribution expected of the role assigned; (ii) attention to risk and compliance, in order to ensure the Company’s sustainable growth over time; (iii) appreciation of merits, meaning the recognition of results, qualities and values of the Group; (iv) prudence in the preparation of rules and processes, with a view to preventing conduct and phenomena in conflict with the Company’s interest or which could lead to the assumption of excessive risks; and (v) ongoing comparisons with best practices and market trends in order to attract, motivate and retain people.

Specialized compensation consultants assisted in the establishment of the remuneration policies and the compensation policies of other companies were not used as reference models, except for necessary assessments and/or comparisons to the average compensation levels in the sector.

For further information on the remuneration policies and remuneration paid during the year ended December 31, 2016, see the “Remuneration Report” drafted pursuant to Article 123-ter of the TUF, available on the Company’s website at the address www.groupcarige.it in the Governance/Shareholders’ Meetings section.

Amounts set aside or accumulated by the Company or by the companies of the Group to cover pensions, severance indemnities or similar benefits

For the year ended December 31, 2016, the amounts set aside as provisions by the Company or accumulated by the Group to cover pensions or severance indemnities or similar benefits in favor of Group employees who are also members of corporate bodies (one person) and executives with strategic responsibilities considered together (14 people) amounted to (gross sums): (i) present value of the severance indemnity provisions (TFR): Euro 62.5 million; and (ii) complementary pension fund: Euro 37.2 million including all contributions paid, due by both the Company and the employees; and (iii) provisions for vacation time accrued and not used: Euro 2.6 million.

Conflicts of interests

As of the date of this Offering Circular, certain members of the board of directors, the board of statutory auditors and senior management of the Company hold, directly or indirectly, ordinary shares in the Company and/or hold corporate roles in companies that hold a shareholding in the Company.

In particular:

(a)	the deputy chairman of the board of directors, Vittorio Malacalza, directly holds 1,450,000 ordinary shares in the Company;

(b)	Vittorio Malacalza is the chairman of Malacalza Investimenti S.r.l.;

(c)	Remo Angelo Checconi directly holds 2,208 ordinary shares in the Company;

(d)	Remo Angelo Checconi is the honorary chairman and a member of the board of directors of Coop Liguria S.c.c.;

(e)	Stefano Lunardi, holds 5,030 ordinary shares directly in the Company and indirectly, through his father-in-law’s subsidiary, an additional 74,135 ordinary shares in the Company;

(f)	Marina Luisa Pasotti holds indirectly, through her husband, 80,000 ordinary shares in the Company;

(g)	Luciano Pasquale holds 50,000 ordinary shares directly in the Company;

(h)	Giuseppe Pericu holds 12,500 ordinary shares directly in the Company;

(i)	Lucia Venuti holds 30,000 ordinary shares directly in the Company;

(j)	Maddalena Costa indirectly holds, through her brother-in-law, 1,136 ordinary shares in the Company; and

(k)	Giancarlo Strada holds directly 46,180 ordinary shares in the Company.

Except as indicated above, as of the date of the Offering Circular, to the Company’s knowledge, no member of the board of directors or of the board of statutory auditors, nor any of the senior management holds potential interests in conflict with the obligations deriving from their role or the position held within the Company or the Group.

On November 23, 2016, our board of directors approved the update to the Group’s rules concerning related parties transactions (the “Related-Party Procedure”). The Related-Party Procedure sets forth the procedures followed by of our Group which have the aim of ensuring that transactions undertaken with related parties are carried out transparently and in compliance with relevant provisions and policies, which include the following:

•	CONSOB Regulation No. 17221 of March 12, 2010, as subsequently supplemented and amended, which implements the provision set forth under Article 2391-bis of the Italian Civil Code in relation to the transparency and correctness, both substantial and procedural, of transactions with related parties carried out by listed companies (the “Related Parties Regulation”);

•	the New Supervisory Instructions, Title V, Chapter 5 (Update No. 9 of December 12, 2011), which implement the provision set forth under Article 53 of the Consolidated Banking Act in relation to the conditions and limitations for the acquisition, by banks, of assets vis-à-vis subjects which can influence, directly or indirectly, the management of the bank or of the banking group, as well as their affiliated parties; and

•	Article 136 of the Consolidated Banking Act concerning the undertakings of banks’ representatives, as amended by Legislative Decree No. 179 of October 18, 2012, as converted into law, and as amended, by Law No. 221 of December 17, 2012.

We are also subject to the procedures concerning related party transactions and persons connected to the relationships between our Group and the Shareholders exercising significant influence over the Company, also with the purpose of complying with the prudential limits set forth by the Bank of Italy in this regard.

Shareholders of the Company to whom the Related Parties Procedure applies (which includes entities controlling, controlled by and subject to joint control of such Shareholders) are those which:

•	hold more than 3% of the Company’s ordinary share capital; or

•	have signed an agreement in any form, which is publically disclosed in accordance with the law, and which provides for the exercise of voting rights by the Shareholders of more than 3% of its ordinary share capital.

The determination of such level of participation is set forth at Article 120 of the Consolidated Finance Act and implementing regulations which specify the related disclosure requirements to CONSOB and to the market in which the Company operates.

The persons indicated above, in the event of approving resolutions, the performance of transactions entailing potential conflicts of interests and/or with related parties or related entities, are under a duty to comply with applicable provisions of law and the internal rules issued pursuant to the legal framework governing the sector and the Corporate Governance Code of listed companies. In particular:

(i)	each director must refrain from participating in resolutions in which he has a conflict of interest, on his own account or on behalf of third parties;

(ii)	a particular authorization procedure must be adopted (resolution by the board of directors passed unanimously with the exclusion of the vote of the director or manager involved, and with the favorable vote of all members of the board of statutory auditors) in the event that a bank contracts obligations of any nature or concludes a purchase or sale, directly or indirectly, with the respective banking director or manager, without prejudice to the board of directors’ right to delegate the approval of the transactions described above in accordance with the procedures provided under Article 136 of the TUB;

(iii)	each director must provide notice to the other directors and the board of statutory auditors of any interest which, on his own account or on behalf of third parties, they have in a given transaction of the Company. Each director must specify its nature, terms, origin and scope, without prejudice to the fact that the board of directors must refrain from concluding any transaction if the member of the board of directors involved is the CEO. The board of directors’ resolution must adequately explain the reasons and advantages of the transaction for the Company;

(iv)	the Company has incorporated rules governing related parties processes, which was most recently updated at the board of directors’ meeting held on November 23, 2016. These rules identify:

(a)	procedures that ensure the transparency and substantive and procedural propriety of transactions with related parties, in accordance with the provisions of the “Regulation setting forth provisions on related party transactions” issued by CONSOB; and

(b)	procedures to be applied by members of the Group, aimed at preserving the integrity of decision-making processes in transactions with related parties, pursuant to the legal framework on “Risky assets and conflicts of interest with related parties” issued by the Bank of Italy pursuant to Article 53 of the TUB; and

(v)	the Company also approved, pursuant to the Bank of Italy’s provisions on related parties, the document entitled “Internal policies on controls over risky assets and conflicts of interest with related parties”, which was most recently updated at the board of directors’ meeting held on November 23, 2016. This document identifies:

(a)	in relation to the operational characteristics and strategies of the Company and the Group, the business sectors and types of economic relationships (which may be different from those entailing the acquisition of risky assets) in relation to which conflicts of interest may arise;

(b)	levels of propensity toward risk in line with the strategic profile and organizational characteristics of the Company or the Group;

(c)	organizational processes aimed at identifying and registering in a thorough manner related parties and identifying and quantifying the related transactions in all phases of the relationship; and

(d)	control processes aimed at ensuring the correct measurement and management of risks undertaken toward related parties and verifying the proper structure and effective application of internal policies.

The Company established a procedure for the approval of transactions that entail obligations of senior corporate officers. The procedure is currently applied by the members of the Group for the approval of resolution of practices concerning the respective directors, statutory auditors or the general manager, which amount to an obligation of any nature, whether direct or indirect, of such officers toward the relevant entity. The board of directors of the Company delegated to the Executive Committee (subject to the limits on the powers and responsibilities assigned to such body) the approval of significant transactions, in accordance with the procedures provided under the provision. The procedure requires a review file be made available to the decision-making body. In order for a resolution be valid and effective, it must be approved with the unanimous consent of the members of the body in attendance at the resolution, except for the director who is involved, if any. The resolution must also be approved with the favorable vote of all members of the board of statutory auditors, except for the statutory auditor involved, if any.

As of September 30, 2017, there are receivables for cash and guarantees issued in favor of the board of directors, the board of statutory auditors and the senior management by the Company and by its subsidiaries allocated as indicated in the following table.

(Data in Euro thousand)		June 30, 2017
Directors	Cash credits	2,052
	Guarantee	0
Statutory Auditors	Cash credits	0
	Guarantee	0
Senior Management	Cash credits	81
	Guarantee	0

Details on the type of transactions as of June 30, 2017 are set forth in aggregate below with the wording “cash receivables”.

(Data in Euro thousand)	Current accounts (without guarantees)	Mobilization of credit	Leasing	Unsecured mortgages	Mortgages and current account mortgages	Total credits toward cash	Credit Signatures
Directors	—	—	—	—	2,052	2,052	—
	—	—	—	—	—	—	—
Statutory Auditors	—	—	—	—	—	—	—
	—	—	—	—	—	—	—
Senior Management	—	—	—	46	35	81	—

Set forth below are the exemptions from the application of the Related Parties Regulation, which are referred to at paragraph 2.8 of the Related Parties Regulation:

(i)	transactions between our Group companies when there is a relationship of control, including joint control;

(ii)	fees paid to company representatives if they conform to the supervisory provisions concerning incentive systems and remuneration, and in particular:

(a)	Shareholders’ meeting resolutions relating to fees payable to members of the board of directors and executive committee, nor to the resolutions relating to remuneration of directors holding particular offices included in the total amount determined in advance of a Shareholders’ meeting;

(b)	Shareholders’ meeting resolutions in relation to remuneration for members of the board of statutory auditors;

(c)	decisions relating to the remuneration of directors and executives with strategic responsibilities, adopted in consistency with policies of remuneration approved by the Shareholders on the proposal of the board of directors and after obtaining the opinion of the Remuneration Committee; and

(d)	compensation plans based on financial instruments approved by a Shareholders’ meeting;

(iii)	operations of intragroup transfer of funds or security being taken within the framework of the system for the management of liquidity risk at a consolidated level; and

(iv)	operations to be carried out on the basis of instructions for the purpose of stability imparted by the supervisory authorities or on the basis of provisions issued by the Company in execution of instructions given by the Supervisory Authority in the interest of the stability of our Group.

In addition to the abovementioned exceptions, the Related Parties Regulation does not apply to categories of transactions which are (i) operations involving an insignificant amount; (ii) ordinary course operations; or (iii) transactions with subsidiaries or companies subject to significant influence, in the absence of significant interests in the operation of other related parties or connected persons.

PRINCIPAL SHAREHOLDERS

As of the date of this Offering Circular, the Company’s capital stock totaled Euro 2,791,421,761.37 and comprised 830,181,175 shares with no par value, of which 830,155,633 are ordinary shares and 25,542 are savings shares. The Company’s ordinary shares and savings shares (shares without voting rights and with preferential economic rights) are listed on the Mercato Telematico Azionario.

As of the date of the Offering Circular, according to information available to us, the following Shareholders held, directly or indirectly, more than 5% of the Company’s ordinary shares

Shareholders	Percentage of share capital
Malacalza Investimenti S.r.l.	17.587	%(*)
Gabriele Volpi (held through the company Compania Financiera Lonestar SA)	6.001%
Others	76.411%

(*)	17.592% net of treasury shares.

As of the date of the Offering Circular, the Company holds 219,511 treasury shares as well as 44 old ordinary shares having a nominal value of Lire 10,000 per share, which are the equivalent of approximately two current ordinary shares. These shares were a result of the conversion of the share capital into Euro, approved by a resolution by the extraordinary Shareholders’ meeting held on December 6, 2001 and the consequent transaction involving the capital stock split. To date, at least six old ordinary shares that are not dematerialized have not been presented for conversion, and therefore was not possible to fulfill the requirements envisaged under the above-mentioned resolution, which may be fulfilled provided that a minimum threshold of 50 old shares is met.

Participation in the Capital Increase

On November 16 and 17, 2017, our current Shareholders Malacalza Investimenti S.r.l., Compania Financiera Lonestar S.A., Spininvest S.r.l. and Coop Liguria Società Cooperativa di Consumo irrevocably committed in writing to subscribe and pay for 12,847,251,360 New Shares pro rata to their own shareholdings for an aggregate amount of approximately Euro 128.5 million. See “Plan of Distribution”.

Voting rights of the Company’s main Shareholders

The Company holds 25,542 saving shares that are convertible into ordinary shares, which grant a right to attend and vote exclusively at the special Shareholders’ meeting of the holders of savings shares. Savings shares entitle their holder to a bonus of 25% of the amount of the dividend granted to the ordinary Shareholders.

Based upon the information available, as of the date of the Offering Circular, none of the Company’s main Shareholders holds savings shares.

Pursuant to Article 13, Paragraph 3 of the Company’s By-laws, if a banking foundation at an ordinary Shareholders’ meeting, in accordance with verifications made by the chairman of the Shareholders’ meeting during the meeting and immediately prior to each voting procedure, is capable of exercising the vote that expresses the majority of the shares present and admitting to voting, the chairman is to notify and exclude the banking foundation from the voting procedure. The exclusion will be in relation to the number of shares representing the difference plus one share between the number of the foundations’ ordinary shares and the total number of ordinary shares of the remaining attendees admitted to vote.

Shareholders’ Agreements

Pursuant to Article 2391-bis of the Italian Civil Code, Article 4 of the CONSOB Regulation laying down provisions relating to transactions with related parties (CONSOB Resolution No. 17221 of March 12, 2010, as subsequently amended) and the SREP, we have incorporated the Related Party Regulation into our by-laws, as last updated in the board of directors’ meeting on November 23, 2016, available on the Company’s website (www.gruppocarige.it).

The Related Party Regulation establishes (i) procedures that ensure the transparency and the substantial and procedural fairness of transactions with related parties within the meaning of Related Party Regulation; and (ii) the procedures to be applied by the Group aimed at preserving the integrity of the decision-making processes in transactions with related parties within the meaning of the legislation on “Risk activities and conflicts of interest with associated persons” issued by the Bank of Italy.

In particular, the Shareholders’ Agreement provides that:

(a)	Malacalza Investimenti undertakes to submit and vote a list of candidates for the board of directors where it will indicate the name of a candidate proposed by Fondazione Carige in the third position of such list, provided that Fondazione Carige owns, at the time of the submission of the list, an interest in the Company higher than 0.30% of the Company’s share capital. The candidate proposed by Fondazione Carige shall meet the requirements of honesty, competence and professionalism and shall be approved by Malacalza Investimenti which may withhold its approval only in case of proven circumstances demonstrating the lack of one or more the aforesaid requirements;

(b)	the Shareholders undertake to consult each other prior to either Shareholders’ meeting or board of directors resolutions on certain matters, such as (a) strategic guidelines and business plans; (b) merger or demerger; (c) transfer of interests held in subsidiaries; (d) transfer of going concerns; (e) amendments to by-laws; (f) increase of share capital; and (g) appointment of the CEO.

(c)	in the event that, either Shareholder enters into any agreements or undertakings, of any nature whatsoever, with third parties, which would trigger the Shareholders’ obligation to launch a mandatory public tender offer for the entire share capital of the Company pursuant to the Consolidated Financial Act (a) the Shareholders’ Agreement will automatically cease to be valid and effective; and (b) the Shareholder who caused the termination of the Shareholder Agreement shall indemnify and hold harmless the other Shareholder from any costs, expenses or damages resulting from such termination.

As of the date of the Offering Circular, a total of 148,495,169 Carige Shares, equal to approximately 17.888% of the Company’s ordinary voting capital, are covered by the Shareholders’ Agreement, of which (i) 2,490,545 ordinary shares are owned by the Carige Foundation, totaling approximately 0.30001% of the Company’s voting capital; and (ii) 146,004,624 ordinary shares are owned by Malacalza Investimenti, totaling approximately 17.587% of the Company’s voting capital.

In addition, on March 26, 2012, fifteen Shareholders entered into a shareholders’ agreement regarding: (i) the submission of a joint list for the appointment of the Company’s board of directors (which was expected to occur by April 30, 2012) and a joint list for the renewal of the Company’s board of statutory auditors (which was expected to occur by April 30, 2014); (ii) the Shareholders’ undertaking to vote in favor of such lists; and (iii) each shareholder’s right of first offer in case of sale of the shares of the Company to a third party by the other Shareholders to such shareholders’ agreement. Such shareholders, agreement originally related to an aggregate interest equal to 6% of the Company’s ordinary share capital, however, as result of the Company’s capital increase carried out in 2014, the actual aggregate interest is as of date hereof equal to 1.28% of the share capital of the Company.

To the Company’s knowledge, on October 9, 2017, Malacalza Investimenti announced its termination of the Shareholders’ Agreement. The Shareholders’ Agreement will expire on May 8, 2018.

In addition, to the Company’s knowledge:

(a)	on July 7, 2015, Coop Liguria S.c.c., Talea Società di Gestione Immobiliare S.p.A., Fondazione A. de Mari Cassa di Risparmio di Savona and Fondazione Cassa di Risparmio di Carrara entered into a significant Shareholders’ agreement.

As of the date of the Offering Circular a total of 34,578,539 Carige Shares, representing approximately 4.17% of the Company’s ordinary share capital are covered by such Shareholders’ agreement, of which:

(i)	3,281,800 ordinary shares are owned by Coop Liguria S.c.c., representing approximately 0.40% of the Company’s voting share capital;

(ii)	11,016,912 ordinary shares are owned by Talea Società di Gestione Immobiliare S.p.A., representing approximately 1.33% of the Company’s voting share capital;

(iii)	10,542,979 ordinary shares are owned by Fondazione A. de Mari Cassa di Risparmio di Savona, representing approximately 1.27% of the Company’s voting share capital; and

(iv)	9,736,848 ordinary shares are owned by Fondazione Cassa di Risparmio di Carrara, representing approximately 1.17% of the Company’s voting share capital.

None of the parties to the Shareholders’ agreement owns the Company’s Shares that are not covered by such agreement.

The above-mentioned Shareholders’ agreement concerns the parties’ commitment to:

(i)	present a list for the renewal of the board of directors indicating a number of candidates ranging between two and four, designated by mutual agreement between the parties;

(ii)	to present a list for the renewal of the board of statutory auditors indicating one candidate for the role of standing auditor and one candidate for the role of alternative auditor, on which candidates the parties must have reached a mutual agreement; and

(iii)	to vote in favor of the lists of candidates presented in accordance with the provisions of paragraphs (i) and (ii).

The agreement further provides for a mutual right of first refusal granted to the parties in the event of alienation of the Shares held.

The agreement has a term of three years from the date of execution and, upon expiry, will be automatically renewed for an additional term of three years, subject to the right of each of the parties to cancel the agreement. The right to cancel the agreement must be exercised at least three months prior to expiry: the agreement may not be tacitly renewed once the second three-year term has lapsed.

The Company’s ordinary Shareholders’ meeting held on March 31, 2016 was called, inter alia, for the appointment of the corporate bodies. A list was presented in accordance with the above-mentioned Shareholders’ Agreement, from which Mr. Remo Angelo Checconi was appointed as a Director.

(b)	On March 3, 2016, Compania Financiera Lonestar SA, Spininvest S.r.l., Aldo Spinelli, Leila Cardellini and Roberto Spinelli entered into a significant Shareholders’ agreement, which remained in effect until March 31, 2016 and concerned a commitment to present a joint list for the appointment of the Company’s board of directors and to vote for such slate at the Shareholders’ meeting held on March 31, 2016.

A total of 62,867,520 of the Company’s Shares, representing approximately 7.5727% of the Company’s ordinary share capital were covered by such agreement, subdivided as follows:

(i)	49,817,520 Shares held by Lonestar, representing approximately 6.0008% of the Company’s share capital;

(ii)	4,400,000 Shares held by Spininvest, representing approximately 0.5300% of the Company’s share capital;

(iii)	4,000,000 Shares held by Aldo Spinelli, representing approximately 0.4818% of the Company’s share capital;

(iv)	4,300,000 Shares held by Leila Cardellini, representing approximately 0.5179% of the Company’s share capital; and

(v)	350,000 Shares held by Roberto Spinelli, representing approximately 0.0421% of the Company’s share capital.

During the Company’s ordinary Shareholders’ meeting held on March 31, 2016 and called, inter alia, for the appointment of corporate bodies, a slate was presented in accordance with the Shareholders’ Agreement, from which Claudio Calabi, Alberto Mocchi and Sara Armella were appointed.

For further information on the board of directors, see “Management—Board of Directors”.

RELATED PARTY TRANSACTIONS

The following is a description of certain transactions to which we or our subsidiaries have been a party, and in which any of our directors, executive officers or certain holders of our share capital (or any of such persons’ immediate family members) had or will have a direct or indirect material interest, other than compensation arrangements which are described under “Our Management”.

You should read this section in conjunction with the Financial Statements and accompanying notes elsewhere or incorporated by reference in this Offering Circular and the information contained in “Presentation of Financial and Other Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Related Party Transactions

We have entered into a number of agreements, mainly of a commercial, financial and administrative nature, with other companies of our Group and other related parties (as defined under IAS 24 and the Related Parties Regulation (as described above)) which are of a commercial and financial nature, that fall within the normal activities of the Company and do not qualify either as atypical, nor as unusual and were entered into in the same conditions as would have applied between two independent parties.

For each of the years ended December 31, 2016, 2015 and 2014, and for the nine month period ended September 30, 2017, we did not carry out any significant transaction that does not fall under the exemptions in the Related-Parties Regulation. These significant transactions were deemed to fall under the exemptions in the Related-Party Regulation. In particular, they were: (i) transactions carried out between entities within the Group of whom the Company retains total control; or (ii) transactions with subsidiaries or entities where we hold significant influence.

We set forth below the most significant transactions concluded during the years ended December 31, 2016, 2015 and 2014, and for the nine month period ended September 30, 2017 with related parties:

Transactions with Related Parties during the year ended December 31, 2014

Set forth below is a list of the most significant transactions with related parties which occurred during the year ended December 31, 2014:

•	a transaction with our subsidiary Creditis Servizi Finanziari S.p.A., concerning the granting/renewal of loans for a total of approximately Euro 336 million;

•	the sale by Banca Carige Italia S.p.A. to the Company of bonds that had been issued by it and repurchased from customers, for a nominal amount of Euro 179 million; and

•	the repurchase and subsequent redemption by the subsidiaries Cassa di Risparmio di Savona S.p.A., Cassa di Risparmio di Carrara S.p.A. and Banca del Monte di Lucca S.p.A. of bonds outstanding with the Company (for Euro 245 million, Euro 146 million and Euro 100 million, respectively).

Transactions with Related Parties during the year ended December 31, 2015

Below is a list of the most significant transactions with related parties which occurred during the year ended December 31, 2015:

•	the transfer to Carige Covered Bond S.r.l. of a maximum amount of Euro 700 million in additional eligible assets, consisting of residential and/or commercial mortgage loans originated or renegotiated by the Company, Banca Carige Italia S.p.A., Cassa di Risparmio di Savona S.p.A., Banca del Monte di Lucca S.p.A. and Cassa di Risparmio di Carrara S.p.A.; and

•	the transfer to Carige Covered Bond S.r.l. of a maximum amount of Euro 500 million in additional eligible assets, consisting in residential and/or commercial mortgage loans originated or renegotiated by the Company, Banca Carige Italia S.p.A. and Banca del Monte di Lucca S.p.A.

The total value of the abovementioned transfers was equal to approximately Euro 559 million.

Transactions with Related Parties during the year ended December 31, 2016

Below is a list of the most significant transactions with related parties which occurred during the year ended December 31, 2016:

•	a loan granted to Creditis Servizi Finanziari totaling Euro 593.4 million (of which Euro 400 million represented new credit lines and Euro 193.4 million represented renewals of existing credit lines);

•	the disposal to Carige Covered Bond S.r.l, by Banca Carige Italia S.p.A. and Banca del Monte di Lucca S.p.A., for a maximum amount of Euro 500 million in additional eligible assets, consisting of originated or renegotiated residential and/or commercial mortgage loans, for a total amount of approximately Euro 465 million;

•	transactions of the Company, Banca Carige Italia S.p.A. and Banca del Monte di Lucca S.p.A. with Carige Covered Bond S.r.l. to launch the covered bond issuance programs OBG1 and OBG3, for a total amount of approximately Euro 133 million;

•	the subscription by Banca Carige Italia S.p.A. of covered bonds issued under the programs OBG1 and OBG3 for a maximum nominal amount of Euro 2,000 million to be completed in one or more tranches by December 31, 2016, with a concurrent saleback to the Company of such bonds at the same price of issuance price and on the same date; and

•	the disposal to Banca CARIGE S.p.A. pursuant to market conditions of senior tranches of the Lanterna Finance Securitisation, to be later sold in the market.

Transactions with Related Parties since December 31, 2016

In the nine-month period ended September 30, 2017, our board of directors vested in the Chief Executive Officer, the power to determine, define, negotiate and sign on behalf of the Company, all documents, deeds, certificates, modifying agreements and/or contracts necessary and/or appropriate with regards to the EMTN programme and the covered bond OBG1, OBG2 and OBG3 programs, the granting of lines of liquidity, and the disposal of one or more portfolios of eligible loans.

Further to this mandate, below is a list of the most significant transactions with related parties which occurred during the six-month period ended June 30, 2017:

•	the disposal to Carige Covered Bond S.r.l, by Banca Carige S.p.A. and Banca del Monte di Lucca S.p.A., of additional eligible assets, consisting in residential and/or commercial mortgage loans for a total amount of Euro 203 million as part of the OBG3 covered bond issuance programme;

•	granting to Carige Covered Bond S.r.l., by the Company and Banca del Monte di Lucca S.p.A., of lines of liquidity for the purchase of the above-mentioned asset; and

•	the disposal to Carige Covered Bond 2 S.r.l, by the Company and Banca del Monte di Lucca S.p.A., of additional eligible assets, pursuant to Ministry for Economy and Finance Decree No. 310 of June 14, 2016, consisting of residential and/or commercial mortgage loans for a total amount of Euro 35 million as part of the OBG2 covered bond issuance program.

During the nine-month period ended September 30, 2017, no significant transactions with related parties have occurred.

For more detail on the transactions with our Group’s companies and other related parties, as well as the list of the most significant transactions which occurred and which fall under the assumption of exemption from the specific decision-making process laid down in the Regulation for related parties and connected persons, refer to, respectively, the Consolidated Interim Financial Statements, the 2016 Consolidated Financial Statements, the 2015 Consolidated Financial Statements and the 2014 Consolidated Financial Statements.

As at September 30, 2017, loans granted to Shareholders that could exert significant influence are mainly represented by current accounts (Euro 61 million), financial leases (Euros 0.8 million), unsecured loans (Euro 7.5 million) and mortgages (Euro 0.9 million).

Transactions with Related Parties as of September 30, 2017

The following tables set forth the amounts, in thousands of Euro, of transactions which we have with related parties, as of September 30, 2017 and for the years ended December 31, 2016, 2015 and 2014, broken down for each period and for the different categories of related parties.

Other related parties include the following categories:

(a)	executives with strategic responsibility for the entity: this refers to those who have the power and responsibility, directly or indirectly, for the management and control of the Company’s activities, including members of board of directors, board of statutory auditors, the Chief Executive Officer and key managers;

(b)	close family members of one of the entities referred to in point (a): this refers to those who may be expected to influence, or be influenced by, such person in their dealings with the Company. By way of example, this may include a partner, the dependents of the person concerned or a cohabitee; and

(c)	an entity controlled, jointly controlled or subject to significant influence from a person referred to in points (a) and (b), or an entity in respect of which such person holds, directly or indirectly, a significant share of voting rights.

	September 30, 2017			December 31, 2016			December 31, 2015			December 31, 2014
	Amounts with related parties	Amount in budget item	Change	Amounts with related parties	Amount in budget item	Change	Amounts with related parties	Amount in budget item	Change	Amounts with related parties	Amount in budget item	Change
	Euro/thousand
Relations with Shareholders with significant influence
Assets	70,182	16,674,630	0.42%	81,131	18,246,327	0.44%	—	21,472,616	0.00%	80,067	23,682,831	0.34%
Liabilities	25,635	13,887,071	0.18%	29,304	13,710,208	0.21%	—	15,536,566	0.00%	—	17,332,987	0.00%
Guarantees and commitments	1,783	—	—	1,805	—	—	—	—	—	—	—	—
Revenue	355	641,930	0.06%	726	1,043,300	0.07%	—	1,263,396	0.00%	893	1,314,765	0.07%
Expenses(1)	146	970,725	0.02%	158	1,454.256	0.01%	—	1,392,791	0.00%	—	1,877,972	0.00%
Dividends(2)	—	—	—	—	—	—	—	—	—	—
Relations with companies subject to significant influence
Assets	—	16,674,630	0.00%	—	18,246,327	0.00%	—	21,472,616	0.00%	—	23,682,831	0.00%
Liabilities	17,262	13,887,071	0.12%	16,686	13,710,208	0.12%	6,809	15,536,566	0.04%	5,021	17,332,987	0.03%
Guarantees and commitments	51	—	—	51	—	—	51	—	—	61	—	—
Revenue	19	641,930	0.00%	24	1,043,300	0.00%	21	1,263,396	0.00%	155	1,314,765	0.01%
Expenses(1)	36	970,725	0.00%	143	1,454,256	0.01%	120	1,392,791	0.01%	13	1,877,972	0.00%
Dividends(2)	—	—	—	—	—	—	—	—	—	—	—	—
Relations with other related parties
Assets	14,910	16,674,630	0.09%	12,671	18,246,327	0.07%	4,118	21,472,616	0.02%	2,259	23,682,831	0.01%
Liabilities	50,086	13,887,071	0.36%	39,241	13,710,208	0.29%	1,796	15,536,566	0.01%	1,090	17,332,987	0.01%
Guarantees and commitments	2,175	—	—	2,045	—	—	—	—	—	—	—	—
Revenue	133	641,930	0.02%	201	1,043,300	0.02%	71	1,263,396	0.01%	45	1,314,765	0.00%
Expenses(1)	194	970,725	0.02%	121	1,454,256	0.01%	10	1,392,791	0.00%	7	1,877,972	0.00%
Dividends(2)	—	—	—	—	—	—	—	—	—	—	—	—

(1)	Expense is calculated excluding goodwill, tax and loss attributable to third parties
(2)	Dividends received from companies that we have significant influence have not been consolidated.
(3)	The reports from the consolidation process are not indicated.

Provision of intercompany services

In accordance with our organizational model, we, as parent of our Group, provide inter-company services to other companies in our Group.

The services provided by us to several companies in our Group are governed by service contracts that engage us to carry out tasks outsourced by them, in accordance with principals of suitability, transparency and standardized criteria, according to such companies’ criteria for management and organization, and with such service being provided in accordance with the legislation applicable to such companies.

Such intercompany agreements are updated from time to time and adapted in form and content, to take account of changes to the regulatory environment and to capitalize on the opportunity to rationalize our activities through carrying our operational tasks at an intercompany level.

As of the date of this Offering Circular, the principal intercompany agreements included the following service contracts:

a)	a service contract regulating the provision of the Company of administrative activities including drafting the budget, account management, preparation of monitoring reports, the purchase of goods and services from third parties, legal activities and credit recovery;

b)	a service contract for the supply of ICT services which governs the terms of the management, development and maintenance of information systems and services, and related accessories, including facility management; and

c)	a service contract for the back office network that governs the terms of back office activities including executing money transfers, managing F23 and F24 payments, cash orders, payment management and other financial matters.

The table below contains information about our current service contracts:

Company	Service Contracts	Commencement Date		Duration	Payment in 2016
Banca del Monte di Lucca S.p.A.	Administrative	06.27.2014

01.01.2014—12.31.2018

(original due date 12.31.2015, with automatic renewal at maturity of three years and for each subsequent maturity, unless notice of one party has been announced at least 12 months from the original maturity or renewed)

					Euro 1,496,752 (VAT included)
Banca del Monte di Lucca S.p.A.	ICT Services	06.27.2014

01.01.2014—12.31.2018

(original due date 12.31.2015, with automatic renewal at maturity of three years and for each subsequent maturity, unless notice of one party has been announced at least 12 months from the original maturity or renewed)

					Euro 1,480,809 (VAT included)
Banca del Monte di Lucca S.p.A	Back Office	06.27.2014

01.01.2014—12.31.2018

(original due date 12.31.2015, with automatic renewal at maturity of three years and for each subsequent maturity, unless notice of one party has been announced at least 12 months from the original maturity or renewed)

					Euro 165,214 (VAT included)
Banca Cesare Ponti S.p.A	Administrative	05.30.2014

1.1.2014—31.12.2018

(original due date 12.31.2015, with automatic renewal at maturity of three years and for each subsequent maturity, unless notice of one party has been announced at least 12 months from the original maturity or renewed)

					Euro 888,864 (VAT included)
Banca Cesare Ponti S.p.A	ICT Services	05.30.2014	[23]

1.1.2014—31.12.2018

(original due date 12.31.2015, with automatic renewal at maturity of three years and for each subsequent maturity, unless notice of one party has been announced at least 12 months from the original maturity or renewed)

					Euro 382,427 (VAT included)
Creditis Servizi Finanziari S.p.A.	Administrative	06.23.2017	[24]	1.1.2017—31.12.2019 (with automatic renewal at maturity of three year and for each subsequent maturity, unless	Euro 311,600.14 (VAT included)

[23]	The agreement of service, from 2008, was updated to include the forecasts contained in the Circular No. 288 of April 3, 2015 issued by the Bank of Italy entitled “Supervisory Provisions for Financial Intermediaries”.
[24]	The agreement of service, from 2008, was updated to include the forecasts contained in the Circular No. 288 of April 3, 2015 issued by the Bank of Italy entitled “Supervisory Provisions for Financial Intermediaries”.

Company	Service Contracts	Commencement Date		Duration	Payment in 2016
				the notice has been canceled by one of the parties with at least 12 months’ notice with respect to the original maturity or renewed)
Creditis Servizi Finanziari S.p.A.	ICT Services	08.08.2017	[25]

1.1.2017—31.12.2019

(with automatic renewal at maturity of three year and for each subsequent maturity, unless the notice has been canceled by one of the parties with at least 12 months’ notice with respect to the original maturity or renewed)

					Euro 237,900 (VAT included)

[25]	The agreement of service, from 2008, was updated to include the forecasts contained in the Circular No. 288 of April 3, 2015 issued by the Bank of Italy entitled “Supervisory Provisions for Financial Intermediaries”.

DESCRIPTION OF SHARE CAPITAL

The following is a summary of certain information concerning the Company’s shares and certain provisions of the Company’s by-laws and Italian law applicable to listed companies, as they are in effect at the date of this Offering Circular. This summary contains all of the information which the Company considers to be material regarding its shares, but does not purport to be complete and is qualified in its entirety by reference to the Company’s by-laws or Italian laws and regulations, as the case may be.

Form and Transfer of Shares

Pursuant to applicable law, since January 1, 1999, shareholders have been unable to receive physical delivery of share certificates for Italian listed companies. Shares of companies listed or to be listed in Italy are no longer represented by paper certificates, and the transfer and exchange of ordinary shares takes place exclusively through an electronic book-entry system managed by the centralized securities clearing system, Monte Titoli. Accordingly, all shares are deposited by their owners with an authorized financial intermediary institution entitled to hold accounts on behalf of customers with Monte Titoli or with any company authorized by CONSOB to operate as centralized securities clearing system, such as Euroclear or Clearstream, Luxembourg.

The following list includes the participants admitted to the book entry system pursuant to applicable law:

(i)	Italian or EU-based banks;

(ii)	non-EU banks authorized by the Bank of Italy to operate in the Italian market;

(iii)	SIMs (società di intermediazione mobiliare, i.e., registered securities dealers);

(iv)	EU-based investment companies;

(v)	non-EU-based investment companies authorized by CONSOB to provide investment services in Italy;

(vi)	Italian asset management companies (SGRs, società di gestione del risparmio) referred to in Article 1(1)(o) of the Consolidated Financial Act, exclusively engaged in the management of investment portfolios on an individual client basis;

(vii)	stockbrokers (agenti di cambio) listed in the registries provided for under Italian law;

(viii)	issuers, as regards the financial instruments issued or allocated by the same or by controlled companies or companies associated through shareholdings; and

(ix)	Poste Italiane S.p.A. (the Italian postal service).

Issuers of the financial instruments referred to in Article 14 of the February 22 Regulation shall also be eligible participants in their capacity as issuers.

To transfer an interest in shares, the transferor and the transferee are required to give instructions to their respective intermediaries. If the transferee is a client of the transferor’s intermediary, the intermediary will simply transfer the shares from the transferor’s account to the account of the transferee. If the transferee is a client of another intermediary, the transferor’s intermediary will instruct the centralized clearing system to transfer the shares to the account of the transferee’s intermediary, which will then register the shares on the transferee’s account.

Each intermediary maintains a custody account for each of its clients. This account sets out the financial instruments of each client and the records of all transfers, dividend payments, and exercise of rights attributable to such financial instruments, or any charges or other encumbrances on such instruments. The account holder or any other eligible party may submit a request to the intermediary for the issue of a certified account statement. The request must indicate, among other things, the name of the applicant, the quantity of financial instruments in respect of which the statement is requested, the rights that the applicant intends to exercise (in the case of shareholders’ rights, the date and agenda of the meetings) and the duration for which the certificate’s validity is requested. Within two business days of the receipt of such request, the intermediary must issue a certified statement of account, which constitutes evidence of the account holder’s ownership of the financial instruments indicated. Once a certified statement of account is issued, the intermediary may not affect any transfer of the corresponding shares until the statement is no longer valid or is returned. In the case of rights exercisable at shareholders’ meetings, the above certification is replaced by a notice issued by the intermediary to the relevant company.

All our shares have been deposited with Monte Titoli. Accordingly, it will not be possible for a shareholder to obtain physical delivery of share certificates representing ordinary shares. Instead, transfers of ordinary shares will be possible using the procedures described above. In order to exercise your rights as a holder of our shares, you must rely on the procedures of Monte Titoli, and of the intermediaries or participants that have accounts with Monte Titoli.

Shareholders’ Meetings

Italian legislation regarding shareholders’ meetings and minority shareholders’ rights has been recently amended. New rules, which regard, inter alia, the record date, the call and functioning of shareholders’ meetings, proxy voting and information rights are aimed at enhancing shareholders’ rights and their participation in shareholders’ meetings.

Pursuant to applicable law, all persons for which we have received a notice from an intermediary, on the basis of the latter’s records at closing of business on the seventh trading day prior to the date of the meeting on first call, shall be entitled to attend shareholders’ meetings (the so-called record date). Such persons may attend the meeting and vote even if they transfer their shares after the record date. Conversely, the purchaser of the shares after the record date will not be entitled to attend the meeting. The purchaser is, however, entitled to challenge the shareholders’ meetings resolutions or to exercise withdrawal rights, where applicable.

Shareholders must attend shareholders’ meetings in person or, subject to the proxy rules of the Consolidated Financial Act, by proxy. A proxy may be given in writing or electronically to any person or entity subject to applicable law.

Pursuant to applicable law, the Company shall appoint a single representative for each meeting (rappresentante designato dalla società) to whom Shareholders may grant a proxy no later than the end of the second trading day prior to the date of the meeting on first call. Proxies shall contain voting instructions on all or a number of items on the agenda (otherwise they are ineffective) and be granted according to a form defined by CONSOB. The Proxy shall be valid only for proposals on which voting instructions are conferred. Certain disclosure rules apply to conflicts of interest of the single representative appointed by us.

Further, pursuant to applicable law, one or more promoters may solicit proxies to more than 200 shareholders provided that a prospectus and a proxy form are published (rules on proxy solicitation shall not apply to solicitations addressed to no more than 200 shareholders, provided that no indications are given that may influence the voting process). General rules on proxy solicitation (including the obligation to publish a prospectus) shall not apply to the solicitation carried out by shareholders’ associations.

Under Italian law and pursuant to our by-laws, Shareholders’ meetings may be either ordinary or extraordinary. Meetings are called by the board of directors, or by the competent director, when required or deemed appropriate. Our Shareholders’ meetings must be called (i) without delay following a request by holders of at least 5% of our share capital; (ii) by the board of directors, or by the competent director, at least once a year, no later than a hundred and twenty, after the end of the financial year, to approve the Company’s financial statements; (iii) by the board of statutory auditors or by at least two of its members, in compliance with Article 151 of the Consolidated Financial Act; (iv) by the board of statutory auditors or by the court having jurisdiction if the board of directors or the board of statutory auditors, respectively, have breached their fiduciary duties to our Shareholders or have not called the meeting in accordance with provisions of Italian Law; or (v) by the board of statutory auditors in the event of an unjustified delay or failure by the board of directors to call a meeting. Following an appeal by the Shareholders who have requested such meeting and upon consultation with the board of directors and the board of statutory auditors, the court may order by decree that such meeting be convened.

Shareholders are informed of all Shareholders’ meetings to be held by publication of a notice on our website and in accordance with CONSOB’s requirements, at least 30 days before the date fixed for the meeting. The required notice period is reduced to 21 days for meetings relating to the reduction of the share capital due to losses or below the statutory minimum requirement. The notice period is increased to 40 days for meetings called for the election of the board of directors or the board of statutory auditors. Shareholders’ meetings shall be convened on single call unless the board of directors decides otherwise. The notice may specify a date for a second meeting or third meeting in the event that a quorum is not met at the first or second meeting. Such meeting dates are generally referred to as “calls”.

The second or third call, if any, shall take place no later than 30 days after the previous call if the date for the second or third call is not set forth in the notice and, in any case, not on the same date as that of the previous call. Notice of any meeting on second or third call must be published at least 21 days prior to the date of the meeting if the items on the agenda remain the same. Moreover, even in the absence of notice a meeting will be deemed duly held if 100% of the share capital is represented and the majority of directors and statutory auditors are present at the meeting. Persons attending may object to discussion of matters of which they have not been adequately informed.

The members of the board of directors are required to make available to the public, at our registered office and on our website and in accordance with CONSOB’s requirements, a report on the proposals relating to the matters on the agenda by date of publication of the notice of the meeting.

Shareholders are entitled to ask questions regarding the items on the agenda before the date of the meeting to which we are required to answer at the latest in the meeting, also by way of a Q&A posted on our website.

Pursuant to the Consolidated Financial Act, shareholders who, individually or jointly, represent at least 2.5% of the share capital may request, within ten days (or five days, if an event set forth by Articles 125-bis(3) or 104(2) of the Consolidated Financial Act occurs) of the publication of the notice convening the meeting, additions to the list of items on the agenda, specifying in the request the additional items they propose or presenting proposed resolution on items already on the agenda. Such additions to the agenda may not be made for matters on which the shareholders’ meeting is required by law to resolve on proposals put forward by the directors or on the basis of a plan or report they have prepared different from those provided by Article 125-ter of the Consolidated Financial Act. The requesting Shareholders must prepare a report on the items they have proposed to include in the agenda.

Resolutions adopted at a shareholders’ meeting are binding on all shareholders, including dissenting or absent. However, pursuant to Italian law, absent, abstaining or dissenting shareholders, who hold, individually or jointly, shares with voting rights in relation to the resolution adopted, which represent 0.1% of our share capital, have the right to ask the court, where we maintain our registered office, to void the resolutions taken in violation of applicable laws or of our by-laws.

All directors and statutory auditors are also entitled to challenge resolutions on the same grounds. Such challenges must be made within 90 days from the date of the resolution or, if the resolution is subject to required registration in the register of enterprises, within 90 days of registration.

In addition, if shareholders’ resolutions are passed without any call of the meeting, without minutes of the same and in respect of any matter which is illegal or with respect to which no resolution may be passed, such resolutions may be challenged by any relevant party within three years from the date of the registration of the resolution in the register of enterprises or, if the resolution is not subject to registration, within three years from the registration of the minutes in the relevant corporate book. In addition, shareholders’ resolutions which modify the corporate purpose to include impossible or illegal activities may be challenged without any time limit.

Furthermore, in a limited number of circumstances (including a shareholders’ resolution which approves the delisting of our shares, but with the exclusion of any withdrawal right in the event of prorogation of the Company’s term or the introduction, amendment or removal of limits to the circulation of the Company’s shares), applicable laws grant dissenting, absent and abstaining shareholders the right to withdraw from the Company. Such a withdrawal could require us to redeem the shares of the withholding shareholder at the average of the closing market price of the shares over the previous six-month period. Redemption may be effected by utilizing our available reserves or alternatively by a reduction of our share capital.

There are no restrictions arising under Italian law or our by-laws on the rights of non-resident or foreign persons to hold the shares or vote them other than those limitations that apply generally to all shareholders. Ordinary Shareholders are entitled to attend and vote at ordinary and extraordinary Shareholders’ meetings. Each holder will be entitled to cast one vote for each share held. Votes may be cast personally or by proxy (as described above). However, the voting rights of shares held in breach of applicable law may in some cases not be exercised (as described above).

Ordinary Shareholders’ Meetings

Ordinary Shareholders’ meetings must be convened at least once a year within 120 days from the financial year end in order to resolve on the matters submitted to the vote of the Shareholders under applicable laws and our by-laws.

At general Shareholders’ meetings, Shareholders may approve the financial statements; approve the distribution of dividends, if any; appoint and remove directors, appoint statutory auditors and external auditors and decide their remuneration; approve the remuneration policies for directors, employees and external collaborators and the incentive plans based on the financial instruments; vote on directors’ and statutory auditors’ liability; approve the regulations governing general meetings; and decide on any other business matter submitted to the vote of the Shareholders in accordance with applicable law and our by-laws. There is no quorum requirement for a valid Shareholders’ decision at an ordinary meeting on single call and resolutions are taken with the affirmative vote of the majority of the shares represented at the meeting. If the meeting is not convened on single call, the quorum required on first call for a validly constituted general Shareholders’ meeting is at least 50% of the issued and outstanding share capital (without taking into account the shares with no voting rights), while on the second call there is no quorum requirement. At duly called ordinary Shareholders’ meetings, on first or second call, resolutions may be approved by an affirmative vote of the majority of the ordinary shares represented at the meeting, or any greater percentage provided in our by-laws.

Extraordinary Shareholders’ Meetings

Extraordinary Shareholders’ meetings may be called in order to pass, among other things, proposed amendments to our by-laws; capital increases; the appointment, replacement and powers of liquidators; and on any other subject attributed to the meetings’ competence by law.

Pursuant to Italian law and our by-laws, an extraordinary Shareholders’ meeting is validly held on the single call if more than one-fifth of the voting share capital is represented (in person or by proxy). Resolutions at the extraordinary meeting on single call are taken with the affirmative vote of holders of at least two-thirds of the shares represented at such meeting. If the Shareholders’ meeting is not convened on single call, an extraordinary Shareholders’ meeting is validly constituted upon the first call if at least 50% of the voting share capital (without taking into account the shares with no voting rights) is represented, and when the quorum is not obtained upon the first call if more than one-third of the share capital is represented on the second call. If a quorum is not obtained on the second call, an extraordinary Shareholders’ meeting is validly constituted if more than one-fifth of the share capital is represented on the third call. Resolutions at the extraordinary meeting on first, second, or third call may be adopted by the affirmative vote of holders of at least two-thirds of the ordinary shares represented at the meeting.

Pre-emptive Rights

Under Italian law, issues of new ordinary shares or other classes of shares may be authorized by a shareholders’ resolution passed at an extraordinary shareholders’ meeting. The extraordinary meeting may also authorize the board of directors to increase the share capital within a five-year period, pursuant to Article 2443 of the Italian Civil Code. Pursuant to Italian law, shareholders (and holders of convertible bonds) are entitled to subscribe for new issues of: (i) ordinary shares; (ii) debt instruments convertible into ordinary shares; and (iii) any other instruments such as warrants, rights or options entitling the holder to acquire ordinary shares, in each case in proportion to their respective shareholdings or bondholdings, as the case may be. In any event, such pre-emptive rights will not apply where the increase in share capital is to be subscribed by way of a contribution in kind. For ordinary shares of Italian companies listed in Italy, the by-laws may exclude the right of pre-emption for up to 10% of the share capital, provided that the issue price of the ordinary shares issued without pre-emptive rights is equal to the market value of the ordinary shares and that such value is confirmed by a report of the external auditors.

Pre-emptive rights can also be limited when newly issued ordinary shares are offered for subscription to our employees or employees of our subsidiaries. Pursuant to Italian law, resolutions that exclude pre-emptive rights in favor of the above-mentioned employees must be adopted with the majorities required for an extraordinary shareholders’ meeting.

Election of Board of Directors

Pursuant to the applicable law and regulatory provisions included in the Consolidated Financial Act and our by-laws, the board of directors is composed of between eleven and eighteen directors and at least two of them must comply with the independence requirements set forth by applicable laws and regulations. The board of directors is elected at a Shareholders’ meeting for three fiscal years. Members of the board of directors are elected through a voting system on the basis of lists in which the candidates must be listed using progressive numbers. Pursuant to Article 147-ter of the Consolidated Financial Act, both genders must be represented in the board.

The lists submitted by legitimate parties must be filed at the registered office of the Company no later than the twenty-fifth day prior to the date of the Shareholders’ meeting and be made available to the public at the registered office, on the Company’s web site and through other channels provided for under applicable laws at least twenty-one days prior to the date of the Shareholders’ meeting. Each legitimate party may submit or contribute to the submission of only one list, and similarly, each candidate may only be included on one list, on penalty of ineligibility. Only those legitimate parties who individually or collectively with others represent at least 1%, or the lower threshold determined by CONSOB and set forth in the call meeting, of share capital in the form of ordinary shares with voting rights at ordinary Shareholders’ meetings are entitled to submit lists.

The ownership of the minimum number of shares required for filing lists is calculated with regard to the shares registered to each individual shareholder, or to multiple Shareholders combined, on the day on which the lists are submitted to the Company. Ownership of the number of shares necessary for filing lists must be proven pursuant to the applicable laws; such proof can even be submitted to the Company during or after the time when the lists are filed provided that this occurs prior to the deadline for when the Company must make the lists public.

In accordance with the professional and ethical requirements set forth by applicable laws and regulations, and in particular pursuant to Article 148 of the Consolidated Financial Act, at least two directors must meet the requirements of independence set forth therein and by Article 26 of the Legislative Decree No. 385 of September 1, 1993, and Article 18 of our by-laws. and pursuant to Article147-quinquies of the Consolidated Financial Act and Article 26 of the Legislative Decree No. 385 of September 1, 1993, all directors must comply with the professional and ethical requirements set forth therein.

(a)	According to our by-laws, the election of the members of board of directors shall proceed as follows: votes obtained by each list will be divided for one, two, three, four and so on until the number of directors to be appointed is reached; the quotients obtained by each list will be awarded progressively to the candidates of each list, following the order set forth therein; those candidates who, being arranged in decreasing order on the basis of the quotients obtained, have obtained the highest quotients, will be appointed as directors, provided that it will have to be appointed as a director the candidate listed at the top of the minority list that obtained the highest number of votes among the lists of minority Shareholders. In the event two or more candidates obtain the same quotients (for the last spot available), the candidate listed at the top of the list which obtained more votes or, in the event two or more lists obtaining the same number of votes, the older among such candidates will be appointed as a director. The first and second candidates of the list that obtained more votes are appointed as chairman and deputy chairman, respectively;

(b)	if only one list is submitted according with the procedures indicated above, all directors less one will be appointed in such list; the other director will be appointed by the Shareholders’ meeting, by a simple majority, but excluding from the vote of the Shareholders who have presented the single list above.

Election of Board of Statutory Auditors

Pursuant to the applicable law and regulatory provisions and our by-laws, our board of statutory auditors shall consist of three standing auditors (including the chairman) and two alternate auditors. The board of statutory auditors is elected at a shareholders’ meeting for three fiscal years. Members of the board of statutory auditors are elected through a voting system on the basis of lists on which no more than five candidates (three for the seats of standing auditors and two for those of alternate auditors) must be listed using progressive numbers. No candidate may appear in more than one list, or shall otherwise be disqualified. Pursuant to Article 148(1-bis) of the Consolidated Financial Act, both genders must be represented among the standing auditors.

The lists presented by legitimate parties must be submitted to the registered office of the Company no later than on the twenty-fifth day prior to the date of the Shareholders’ meeting, and be made available to the public at the registered office of the Company, on the Company’s web site and through other channels provided for under applicable laws, at least twenty-one days prior to the date of the Shareholders’ meeting, by sufficient legitimate parties to represent, at the time the lists are presented, at least 1%, or the lower threshold determined by CONSOB and set forth in the call meeting, of ordinary share capital bearing voting rights for the ordinary Shareholders’ meeting.

The ownership of the minimum number of shares required for filing lists is calculated with regard to the shares registered to each individual shareholder, or to multiple Shareholders combined, on the day on which the lists are submitted to the Company. Ownership of the number of shares necessary for filing lists must be proven in accordance with the applicable laws; such proof can even be submitted to the Company during or after the time when the lists are filed provided that this occurs prior to the deadline for when the Company must make the lists public.

Pursuant to the regulations in force, at least one standing auditors and one alternate auditor must have been entered for at least three years in the register of auditors, and must have carried out statutory auditing activities for not less than three years. Auditors not entered in the register of auditors must have acquired a total of at least three years’ experience in the areas of: a) administrative or auditing functions or managerial duties in companies whose share of capital is not less than Euro 2 million; b) professional activities or full-time university teaching of legal, economic, financial or technical subjects directly linked to the business sector in which the company or the group that it heads operates; or c) performing administrative or managerial functions in public bodies or government agencies that affect the credit, financial or insurance sectors.

According to our by-laws, the election of the members of the board of statutory auditors shall proceed as follows:

(a)	all the standing auditors to be elected, less one, are taken—according to the consecutive order in which they appear on the list—from the list that obtained the majority of votes casted by Shareholders (the “Majority List”) while the remaining auditor shall be taken from the first ranked candidate of the minority list that obtained the highest number of votes among the lists of minority Shareholders (the “Minority List”), the auditor so elected shall be the Chairman of the board of statutory auditors;

(b)	the procedure described above shall be applied for the election of the alternate auditors.

In case two or more lists obtain the same number of votes, a new election among such lists shall take place. If two or more Minority Lists obtain the same number of votes, the candidate of the list presented by the Shareholders with more shares, or, subsequently, the candidate of the list presented by the higher number of Shareholders, will be appointed.

If only one list is submitted according to the procedures indicated above, the auditors shall be composed of all the candidates on the single list and the first candidate of the list will be appointed as Chairman.

In compliance with applicable laws and regulations, at least one standing auditor and at least one alternate auditor must be listed in the register of auditors.

External Auditors

The companies whose shares are listed on regulated markets of EU member states must appoint a firm as external auditor to verify that (i) during the fiscal year, the company’s accounting records are correctly kept and accurately reflect the company’s activities; and (ii) the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditors express their opinion on the financial statements in a report that may be consulted by the Shareholders prior to the annual Shareholders’ meeting.

External auditors are appointed by a resolution taken at the annual Shareholders’ meeting pursuant to a justified proposal submitted by the board of statutory auditors. As of January 2007, the appointment must be made for nine year terms and the ongoing appointment could be extended up to nine years.

The Shareholders’ meeting held on April 29, 2011 resolved to appoint Reconta Ernst & Young S.p.A. as external auditor for the period 2012-2020. The engagement of Reconta Ernst & Young S.p.A. will expire upon approval of the Company’s financial statements for the year ending December 31, 2020.

Dividend Rights

The payment by the Company of any annual dividend is proposed by the board of directors and is subject to the Shareholders’ approval at the annual Shareholders’ meeting. Before dividends can be paid out of our unconsolidated net profit in any year:

(a)	an amount not less than 10% of net profit must be allocated to a legal reserve to the extent provided by applicable laws and regulations and a further portion may be allocated to other reserves set up on voluntary basis; and

(b)	savings shares are allocated a dividend equal to 125% of the dividend allocated to ordinary shares.

Dividends are payable to those persons who hold the shares through an intermediary on the dividend payment date declared by the Shareholders’ meeting. Dividends not claimed within five years of the dividend payment date are forfeited to the benefit of the Company. Dividend payments are distributed through Monte Titoli on behalf of each shareholder by the intermediary with whom the shareholder deposited its ordinary shares. For a description of the Company’s dividend policy, see “Dividends and Dividend Policy”.

Liquidation Rights

Under Italian law, and subject to satisfaction of the claims of all other creditors, shareholders are entitled to a distribution of the remaining liquidated assets in proportion to the nominal value of the shares they hold in the share capital upon winding-up of a company.

Purchase by the Company of its Own Ordinary Shares

We may purchase our own ordinary shares, subject to certain conditions and limitations imposed by Italian law and provided that the ordinary shares are fully paid. These purchases must be authorized by our Shareholders at any ordinary meeting and only paid out of distributable profits or distributable reserves resulting from the last approved unconsolidated financial statements. The nominal value of ordinary shares to be repurchased, together with any ordinary shares previously owned by us or any of our subsidiaries, may not (except in limited circumstances) exceed in aggregate 20% of the Company’s share capital then issued and outstanding. Repurchased ordinary shares in excess of this 20% limit must be resold within one year of the date of purchase or must otherwise be cancelled, and the share capital reduced accordingly. Similar requirements and limitations apply with respect to purchases of our ordinary shares by our subsidiaries.

If we purchase our own ordinary shares, we must create a corresponding reserve in our balance sheet equal to the purchase price of the ordinary shares. This reserve will not be available for distribution, unless the ordinary shares are resold to third parties or cancelled. Ordinary shares purchased and held by us may only be resold pursuant to a Shareholders’ resolution.

We are not entitled to vote or to receive dividends on the ordinary shares we own. Neither we nor any of our subsidiaries (except in limited circumstances) can subscribe for new ordinary shares in the case of capital increases. Ordinary shares owned by us and our subsidiaries count at Shareholders’ meetings for quorum purposes.

The Consolidated Financial Act provides that the purchase by a company listed in Italy of its own ordinary shares must take place in a way that ensures equal treatment of its shareholders. Subject to certain limitations, the foregoing does not apply to ordinary shares purchased by us from our employees or employees of our subsidiaries. As of the date of this Offering Circular, we own 219,511 of our own ordinary shares, equal to approximately 0.21% of our ordinary share capital.

Notification of Acquisition of Ordinary Shares

Pursuant to the Consolidated Financial Act and the Regulation on Issuers, any person whose aggregate shareholding in a listed company rises above or falls below 2%, or reaches, rises above or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50%, 66.6%, 90% or 95% of the voting share capital of a company listed in Italy, is obliged to notify CONSOB and the listed company within five business days of the transaction. Pursuant to the Consolidated Financial Act, companies whose by-laws allow for increased voting rights or which contemplate the issue of multiple-voting rights, capital refers to the total number of voting rights.

The Consolidated Financial Act provides that CONSOB is allowed to establish, by means of a provision designed to protect investors and make the market for corporate control and the capital markets more efficient and transparent, for a restricted period of time, thresholds lower than 2% for companies that have a current high market value and a broad base of shareholders.

Notification requirements also arise if the foregoing thresholds are met as a result of a reduction of, or increase in, the company’s share capital. For the purpose of calculating the ownership thresholds, ordinary shares owned by any person—irrespective of whether the voting rights are suspended or exercisable by that person or by a third party—are taken into consideration. Ordinary shares that the relevant person is entitled to exercise voting rights in respect of are also included. Except in certain circumstances, ordinary shares held through, or ordinary shares for which voting rights are exercisable by, subsidiaries, fiduciaries or intermediaries are included.

Shareholders failing to give notice cannot exercise the voting rights attributable to the ordinary shares. Any Shareholders’ resolution approved in violation of the foregoing may be annulled if it would not have been adopted in the absence of such votes (or on the basis of an action brought by CONSOB).

The Regulation on Issuers also provides that any person holding less than 2% of the voting share capital of a listed company is subject to a notification obligation when such person is party to a shareholders’ agreement and, taking into account the holdings of the other parties to the agreement, reaches, exceeds or falls below the 5%, 10%, 15%, 20%, 25%, 30%, 50% and 66.6% thresholds. Such person must disclose to CONSOB and the listed company in question: (i) the overall number of shares subject to the agreement; (ii) the number of shares directly or indirectly held that are subject to the agreement; and (iii) the number of shares directly or indirectly held that are not subject to the agreement. However, no notice is required if this information has already been given in compliance with other provisions of the Consolidated Financial Act or of the Regulation on Issuers.

Notification obligations are also triggered with respect to the holding of voting shares underlying derivative financial instruments or any other financial instrument or contract that, pursuant to a binding agreement, attribute the right to acquire, at the holder’s initiative, ordinary shares of a listed company (the “Potential Interests”). In particular, any person directly or indirectly holding Potential Interests must disclose such Potential Interest to the company and CONSOB when the shareholding that may be potentially acquired reaches, exceeds or falls below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%.

Shares that may be purchased by exercising warrants or other conversion rights are taken into account for determining Potential Interests only if the purchase can take place within 60 days.

Disclosure obligations arise also if a person holds the so-called “overall long position” in (i) effective interests (ii) Potential Interests and (iii) other long positions (i.e., voting shares underlying derivative financial instruments or any other financial instrument or contract that is (a) different from those that are considered as Potential Interests, and (b) capable of determining the acquisition of an economic interest that is positively linked to the performance of the underlying, included the case of the counterparty of the owner of a financial position in which the contracting party’s financial interest is negatively correlated to the performance of the underlying) that, in aggregate, exceeds or falls below 10%, 20%, 30%, and 50% of the voting share capital of the listed company. Only other long positions exceeding 2% of the capital of the company are relevant for the purpose of the calculation of the overall long position.

Notification requirements also arise if the foregoing thresholds are met as a result of a reduction of, or increase in, the company’s share capital.

For the purpose of calculating Potential Interests and the overall long position, no netting is permitted with any short positions concerning the same shares as underlying.

Furthermore, disclosure obligations in relation to overall long position do not apply should the exceeding or falling below the relevant threshold be subject to disclosure obligations in relation to effective interest and Potential Interests and the person do not hold other long positions.
When a notification obligation concerning the same material holding applies to both a controlling company and its subsidiary, the latter is exempted from the obligation. Nonetheless, the disclosure obligation can be satisfied by the subsidiary if it provides complete information on the chain of control, including with reference to other shareholdings directly or indirectly held by the controlling entity.

Notification obligations are not triggered when:

(a)	shares are purchased exclusively for clearing and settlement purposes, within a settlement cycle not exceeding three trading days or shares purchased by central counterparties with respect to the shares covered by the transactions they guarantee and subject to enforcement procedures, within the time limits required for the completion of said procedures;

(b)	shares are held by depositaries, if voting rights can be exercised only on the basis of written or electronic instructions;

(c)	shares, Potential Interests, below the 10% threshold, are purchased or sold by a market maker and certain further conditions are met;

(d)

voting rights pertain to shares held by credit institutions and investment companies in their trading portfolio as defined in Article 11 of EU Directive 2006/49/EC, as long as: (i) such voting rights do not exceed 5%, (ii) the credit institution or the investment company ensures that voting rights are not exercised or otherwise used to influence the management of the listed company;

(e)	shares purchased below the threshold of 5% are purchased by qualified investors, as defined pursuant to Article 34-ter of the Regulation on Issuers, provided that: (i) the shares were purchased in the context of public offering, or after the closing of offering, by the underwriters which entered into standby or firm underwriting arrangements with the issuer; (ii) the voting rights related to shares purchased are not exercised or otherwise used, even by borrowing, to take part to the management of the issuer; and (iii) qualified investors undertake to sell the shares within 18 months from date of purchase;

(f)	shares are purchased or sold by the ECB or by central banks of EU member states, in the exercise of their functions; or

(g)	under certain circumstances, holdings not exceeding 5%, but higher than 2%, are acquired by (i) Italian and harmonized management companies within the course of managing harmonized collective investment undertakings and UCITS funds or (ii) by non-EU management companies within the course of managing non-harmonized collective investment undertakings, provided that they are subject in their home country to supervision by a public authority.

Further, for the purpose of the disclosure obligations of the overall long position, such obligations are not triggered when the other long positions are held for hedging purposes by an Italian asset management company or purchased or sold by a market maker and certain further conditions are met. In addition, with respect to financial instruments linked to financial indices or other comparable financial instruments, as long as the shares of the issuer included in the index or underlying the financial instruments included therein (i) do not represent more than 1% of the total shares issued; and (ii) their weight in the index is no greater than 20% of the overall value of the securities included in the index.

Specific rules apply to the notification of holdings of management companies and financial intermediaries authorized for asset management. In particular, an entity controlling a management company is not required to cumulate its direct or indirect holdings—effective, potential or overall long positions—to the holdings of the management company, provided that the management company votes the shares held in its portfolio independently from the controlling entity and other controlled entities. The same rules apply to any entity controlling one or more financial intermediaries authorized for asset management, with regard to the holdings of the financial intermediary, if the latter votes the shares independently and on the basis of clients’ written or electronic instructions.

An entity controlling one or more management companies or one or more financial intermediaries must, without delay, provide CONSOB with a list of its controlled management companies or financial intermediaries, and a declaration certifying that the holdings of such controlled management companies or financial intermediaries are voted independently. CONSOB may request the controlling entity to provide further information and specific documents.

Limitations on Voting Rights

Pursuant to our by-laws, during an ordinary Shareholders’ meeting, if a banking foundation is able to exercise a vote that represents the majority of the shares present and entitled to vote, ascertained by the Chairman of the meeting during the meeting itself and immediately prior to completing any voting operation, the Chairman shall confirm this situation and exclude the banking foundation from the vote, for the purpose of the resolution, upon detection of this situation, limited to a number of shares that represents the difference plus one between the number of ordinary shares of this foundation and the total amount of ordinary shares of the remaining participants allowed to vote at the time of voting.

Cross-Ownership Restrictions

Cross-ownership restrictions limit the ownership by two companies of each other’s ordinary shares. Cross-ownership between companies listed in Italy must not exceed 2% of their respective voting ordinary shares, and cross-ownership between a listed company and an unlisted company must not exceed 2% of the voting ordinary shares of the listed company. If the relevant threshold is exceeded, the second company to exceed the threshold must not exercise the voting rights attributable to the ordinary shares in excess of the threshold, and it must sell the excess ordinary shares within twelve months. In case of failure to make the disposal within such time limit, it will not be permitted to exercise voting rights in respect of its entire shareholding. If it is not possible to ascertain which company exceeded the threshold last, the suspension on voting rights and the share disposal shall apply to both companies, unless otherwise agreed by both companies. The 2% limit for cross-ownership may be increased to 5% on the condition that such limit is only exceeded by the companies following an agreement authorized in advance by the shareholders’ meeting of both companies. Furthermore, if a party holds an interest in excess of 5% of a listed company’s share capital, such listed company, or the party that controls the listed company, must not purchase an interest above 5% in a listed company controlled by such party. In case of non-compliance with any of the above, voting rights attributable to the ordinary shares held in excess of the applicable limit cannot be exercised. If it is not possible to ascertain which company exceeded the threshold last, the suspension on voting rights shall apply to both companies, unless otherwise agreed by both companies. Any shareholders’ resolution approved in violation of the limitation on voting rights may be annulled on the basis of an action brought by CONSOB or by the relevant court if the resolution would not have been adopted in the absence of such votes. The restrictions on cross-ownership are not applicable where the thresholds are exceeded following a takeover bid or exchange tender offer to acquire at least 60% of a company’s ordinary shares.

Shareholders’ Agreements

In accordance with Italian law, an agreement among shareholders of a company listed in Italy or its parent company must be notified to CONSOB within five days of the date of execution of the agreement; published in summary form in the press; filed with the Companies’ Register in which the company office is registered; and notified in summary form to the relevant listed company.

Failure to comply with the above rules will render the agreements null and void and the voting rights of the relevant ordinary shares will not be exercisable. Any shareholders’ resolution adopted in violation of this limitation on voting rights may be annulled by the relevant court, or on the basis of an action brought by CONSOB, if the resolution would not have been adopted in the absence of such votes.

These rules apply to any and all agreements that: (i) regulate the exercise of the voting rights in listed companies or their controlling entities; (ii) require prior consultation for the exercise of voting rights in a listed company or its controlling companies; (iii) contain limitations on the transfer of ordinary shares or securities which grant the right to purchase or subscribe for ordinary shares; (iv) provide for the purchase of ordinary shares or securities which grant the right to purchase or subscribe for ordinary shares; (v) are aimed at favoring or frustrating a takeover bid or exchange tender offer; or (vi) have as their object or effect the exercise, including joint exercise, of a dominant influence over the company.

Moreover, the Consolidated Financial Act provides that the maximum duration of any such shareholders’ agreement is three years (but the agreement can be renewed upon termination) or, if no duration is specified in the agreement, that any party may terminate the agreement subject to a six-month notice. In the case of a public tender offer, any party to the shareholders’ agreement that intends to tender into the offer may withdraw from the agreement without notice, but the withdrawal notice is ineffective if that shareholder’s interest is not subsequently transferred. Disclosure applies only to agreements regarding shareholdings of over 2%.

Reports to Shareholders

We are required to publish, in the Italian language, our audited annual unconsolidated financial statements and audited annual consolidated financial statements, all prepared in accordance with IFRS, as integrated with International Accounting Standards and in line with other provisions of the Consolidated Financial Act, and accompanied by a directors’ report on operations.

We are also required to produce unaudited directors’ quarterly financial reports for the first and third quarters of the year, as well as half-year financial report (with auditors’ limited review), which contain a directors’ report on operations.

Pursuant to Article 154-bis of the Consolidated Financial Act, both the annual financial statements (on a consolidated and stand-alone basis) and the half-yearly financial statements shall be accompanied by a declaration of the managing director and of the manager charged with preparing our financial reports regarding, among other things, the suitability of the documents to truthfully and correctly represent our financial position and of the group of companies included in the scope of consolidation.

Savings Shares

We are permitted in accordance with Italian law and our by-laws to issue different categories of savings shares (azioni di risparmio). According to Italian law, savings shares carry preferential rights with respect to, e.g., the payment of dividends and/or the repayment of capital in the event of liquidation. Savings shares are not entitled to vote at Shareholders’ meetings; however, Italian law provides for a special meeting of holders of such savings shares when, among other things, the rights of such Shareholders are affected by a decision taken at a Shareholders’ meeting.

Pursuant to our by-laws, the outstanding savings shares are entitled to receive a dividend equal to 125% of the dividend allocated to ordinary shares. In case of distribution of reserves, savings shares have the same rights as the ordinary shares.

In addition, at any time, holders of savings shares may request us to convert their savings share into ordinary shares for the same amount. The conversion shall become effective on the tenth trading day following that date of the conversion request. The conversion request cannot be submitted between the day following the call of a Shareholders’ meeting and the day (inclusive) on which the shareholders’ meeting has been held, including a call subsequent to the first call, and, in any case, until the day prior to the detachment of dividends, which may be resolved by the relevant Shareholders’ meeting.

As of the date of this Offering Circular, we have 25,542 issued and outstanding savings shares.

Minority Shareholders’ Rights

Under Italian law, any shareholder may challenge any resolution of the board of directors within 90 days of such resolution being passed, if the resolution is prejudicial to the shareholder’s rights.

Shareholders who hold, individually or jointly, 1/1000 of the voting share capital may challenge any Shareholders’ meeting resolution that contravenes provisions of the articles of association or applicable law within 90 days from the date of the resolution or, if the resolution is subject to required registration in the register of enterprises, within 90 days from its registration, if (i) the resolution was adopted at a Shareholders’ meeting not attended by such shareholder, (ii) the shareholder dissented, (iii) the Shareholder abstained from voting or (iv) the shareholder purchased the shares between the record date and the beginning of the meeting.

Members of the board of directors and members of the board of statutory auditors may also challenge Shareholders’ resolutions on the basis of their violation of the articles of association or applicable law.

Pursuant to Italian law, in case of resolutions approving the delisting of a company’s shares (as well as in certain cases set out in the Italian Civil Code) absent, abstaining or dissenting Shareholders are given a withdrawal right enabling them to require the Company to redeem their shares at the average closing market price of the ordinary shares over the previous six months.

Each of our Shareholders may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful, and the board of statutory auditors shall take into account the complaint in its report to the general meeting. If Shareholders representing at least 2% of our share capital bring a matter to the attention of the board of statutory auditors, such board must investigate without delay and report its findings and recommendations at a Shareholders’ meeting, to be immediately convened if the compliant appears material and urgent action needs to be taken.

If there is a basis for suspicion of serious irregularities in the discharge of directors’ duties which may damage us or any of our subsidiaries, Shareholders representing at least 5% of our share capital have the right to report such major irregularities to the relevant court, which may investigate such irregularities and initiate administrative proceeding, which in turn may lead to the removal of the relevant directors or statutory auditors. In addition, Shareholders representing at least 2.5% of the Company’s share capital may bring derivative suits against members of the board of directors, of the board of statutory auditors and against general managers in a competent court. The Company will reimburse the legal costs of the Shareholders’ action in the event that the Shareholders’ claim is successful and the court does not award the costs against the members of the board of directors, of the board of statutory auditors or the general managers involved, or in the event that such members of the board of directors, of the board of statutory auditors or the general managers could not cover such costs.

In addition, under the Consolidated Financial Act minority Shareholders may, pursuant to the cumulative voting system introduced in our by-laws, appoint a member of the board of directors, a statutory auditor and an alternate auditor. Moreover, the Chairman of the board of statutory auditors shall be the auditor appointed by the minority Shareholders.

Italian Tender Offer Rules

Under the Consolidated Financial Act, a public tender offer must be made by any person who, by reason of acquiring shares for consideration or increased voting rights, directly or indirectly or acting in concert with other persons, holds more than 30% of the voting share capital or holds more than thirty percent of the voting rights of the same ( and/or derivative instruments as provided for under Article 44-ter of the Regulation on Issuers (hereinafter referred to as “securities”) of a company listed on an Italian regulated market. In companies other than SMEs, the public tender offer must be promoted also by anyone who, as a result of subsequent purchases of shares, comes to hold more than 25% of the voting share capital, in the absence of another shareholder with a higher stake.

The tender offer must cover all remaining outstanding securities of a company. Pursuant to applicable laws and regulations, a tender offer must also be launched by any person who owns more than 30% of the voting share capital or the voting rights without, at the same time, exercising majority voting rights at an ordinary shareholders’ meeting and purchases or acquires, directly or indirectly, by way of acquisition or exercise of subscription or conversion rights during a twelve month period more than 5% of the share capital or the voting rights of such company which entitle to vote on the appointment or removal of the board of directors. The tender offer must be launched within 20 days of the date on which the relevant threshold was exceeded, at a price not lower than the highest price paid by the offeror for any purchase of the company’s securities of the same class during the previous twelve months. If during the same period no purchase of securities takes place, the offer must be launched at the weighted average market price of the company’s securities of the same class in the previous twelve months or, if the company’s securities have been trading for less than twelve months, at the weighted average market price of such shorter period of time. The same price applies, in the absence of purchases at a higher price, if the threshold relating to voting rights is exceeded by effect of the additional voting rights pursuant to Article 127-quinquies of the Consolidated Financial Act. However, pursuant to the Consolidated Financial Act, CONSOB may authorize the launch of a mandatory tender offer at a different price in certain circumstances.

Under certain circumstances, notwithstanding the purchase of a company’s securities in excess of the threshold amount, the Consolidated Financial Act, as amended, establishes various exemptions as implemented by the Regulation on Issuers from the duty to launch a tender offer, when, inter alia:

(a)	another shareholder, or other shareholders jointly, have the majority of the voting rights in ordinary meetings;

(b)	the purchase is made: (i) in the context of the recapitalization of a listed company or another measure having the purpose of increasing the company’s assets and the company is in a certified situation of financial crisis; (ii) without other purchases having been carried out or agreed upon during the previous twelve months, exclusively through the subscription of an increase of the share capital of the listed company, with the exclusion of pre-emption rights made in the context of a recovery plan which (a) was previously communicated to the market, (b) certifies the said situation of crisis and (c) whose reasonableness was certified according to the provisions of the Italian bankruptcy law; or (iii) in the presence of a situation of crisis which differs from the cases under (i) and (ii) above, subject to certain conditions;

(c)	the shareholding is acquired following the transfer between companies in which the same subjects have, also jointly and/or indirectly through controlled company pursuant to Article 2359(1), of the Italian Civil Code, the majority of the voting rights in ordinary meetings or is acquired following the transfer between such companies and the above subjects;

(d)	the threshold is exceeded following the exercise of pre-emption, subscription, or conversion rights already attributed;

(e)	the thresholds under Article 106(1) and (3)(b) of the Consolidated Financial Act are exceeded respectively by no more than 3% and 1% and the purchaser undertakes to sell to non-related parties such excessive shareholding within twelve months without exercising the relevant voting rights;

(f)	the thresholds under Article 106(1) and (3)(b) of the Consolidated Financial Act are exceeded as a result of the purchase of derivative financial instruments and the purchaser undertakes to sell to non-related parties such excessive shareholding within six months and not to exercise in the same period the voting rights associated with the participation exceeding the thresholds;

(g)	the threshold is exceeded as a result of mergers and demerger transactions approved by the shareholders of the target company and, without prejudice to Articles 2368, 2369 and 2373 of the Italian Civil Code, the majority of shareholders present in the meeting does not express a negative vote (without taking into account the shareholder who purchases the shareholding exceeding the relevant thresholds and the shareholder or the shareholders who own, also in concert, the majority (also relative) of at least 10% of the share capital). For such purpose, the articles of association of listed companies may provide for a qualified majority of the shareholders expressing a negative vote, in any case not exceeding 7.5% of the share capital; or

(h)	the purchase follows inheritance or transactions inter vivos for no consideration;

(i)	Italian law further provides that the acquisition of an interest in excess of 30% of the share capital of a company does not trigger the obligation to launch a 100% tender offer, if the person concerned has exceeded the threshold as a result of either:

(j)	a public tender offer launched for 100% of the voting securities of the company; or

(k)	a public tender offer launched for at least 60% of the voting securities the company, if:

(i)	the tender offer has been approved by shareholders of the company holding a majority of the voting securities (excluding (x) the offeror, (y) the current majority shareholder (in case its participation is higher than 10%) and (z) persons who act in concert with the offeror);

(ii)	the offeror (its subsidiaries, controlling persons, related companies and other persons connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the ordinary shares of the company in the twelve months before notifying CONSOB or during the offer; and

(iii)	CONSOB, after having received satisfactory evidence that the terms under (i) and (ii) have been complied with, has ruled that a mandatory bid does not need to be made.

After such offer has been completed, the offeror nevertheless becomes obliged to launch an offer for 100% of the share capital if, during the subsequent twelve months, either:

(l)	it (or its affiliates, subsidiaries, directors, officers or any of the shareholders with which it has entered into a shareholders’ agreement) purchases more than 1% of the share capital of the company; or

(m)	the shareholders of the company approve a merger or demerger.

Moreover, the Consolidated Financial Act provides that (i) anyone holding more than 90% of a class of voting securities of an Italian listed company must purchase all the remaining securities of such class upon the holder’s request, unless it restores an adequate free float within 90 days so as to ensure proper trading and (ii) any person holding at least 95% of a class of voting securities of an Italian listed company as a result of a tender offer over 100% of the voting securities must purchase all of the remaining securities of that class upon the holders’ request.

In the case of (ii) above—and also in the case of (i) above where the interest is purchased exclusively through a tender offer relating to 100% of the voting securities—the purchase price shall be the same as in the prior offer provided in each case that, in a voluntary offer, at least 90% of the voting securities targeted have been tendered in the offer. Otherwise, the price is determined by CONSOB, taking into account the price offered in a prior tender offer, if any, or the market price of the shares during the previous six months.

Any shareholder holding more than 95% of the ordinary share capital of a listed company pursuant to a tender offer involving all the voting securities issued by the company has the right to obtain title to the remaining voting shares within three months after the end of the tender offer, if it has stated its intention to make such an acquisition in the offer document, at a price determined as indicated in the above paragraph.

The voting rights relating to all the shares held by a person who has not complied with these rules, cannot be exercised, and the number of shares exceeding the relevant threshold must be sold within twelve months. In the event of non-compliance with such provisions, a shareholders’ resolution passed with the votes relating to such shares may be challenged by the shareholders or CONSOB if it would not have been passed without such votes.

Where, in the period between the date of the notice referred to in Article 102(1) of the Consolidated Financial Act, and the date of the payment of the consideration, the offerors, and those acting in concert with them, acquire, directly or indirectly or through nominees, the financial instruments that are the subjects of the offer or hold long positions which relate to such financial instruments for a consideration higher than the offer price, align the offer price to the price paid for the above acquisitions.

The said provisions apply to the purchasers, on an amount exceeding 0.1% of the same class of financial instruments subject to the offer, by the offerors and the persons acting in concert with them, which are made in the six months following the last payment date. In this case, the obligation to adjust the offer price to the highest price paid shall be fulfilled by the offerors through the payment of the balance to the tendering shareholders.

Liability for Mismanagement of Subsidiaries

Under Article 2497 of the Italian Civil Code, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and co-ordination powers are liable to such company’s shareholders and creditors for ensuing damages. Their liability is excluded if: (i) the ensuing damage is fully eliminated, including through subsequent transactions; or (ii) the damage is effectively offset by the global benefits derived by the company from the continuing exercise of their direction and co-ordination powers. Direction and co-ordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.

SECURITIES TRADING IN ITALY

All transactions in securities on the Italian Stock Exchange are quoted in Euro. Securities trading in Italy is subject to the control of: (i) CONSOB, the public authority in charge of, among other things, regulating securities, markets and public offerings of securities in Italy; and (ii) Borsa Italiana, a joint stock limited liability company incorporated to manage and supervise the Italian regulated financial markets (including the MTA). Borsa Italiana became operative in January 1998. The relevant provisions governing, among other things, the admission to listing on and trading in the Italian regulated financial markets managed by Borsa Italiana are set forth in the Securities Markets Regulations (Regolamento dei Mercati Organizzati e Gestiti da Borsa Italiana S.p.A.). Borsa Italiana is part of the London Stock Exchange Group.

The Consolidated Financial Act consolidates the regulation of the Italian financial markets. The Consolidated Financial Act provides, with minor exceptions, that only registered securities dealers and banks may trade equity securities, as well as engage in any other investment services, and that non-Italian banks and investment services firms regulated in other EU member states may do so provided CONSOB and the Bank of Italy are notified of the intent of the relevant bank or investment services firm to operate in Italy by the relevant authority in that EU member state. Non-EU banks and non-EU investment firms may operate in Italy either on a branch or on a cross-border basis subject to the specific authorization of CONSOB and the Bank of Italy.

The legal framework of securities trading in Italy has been reformed by Legislative Decree No. 164 of September 17, 2007, which implemented EU Directive 2004/39/EC, Directive 2006/73/EC and EU Regulation 2006/1287/EC (together, the “MiFID Directive”). This reform of Italian securities trading especially focused on the pre-trade and post-trade transparency requirements for equity securities, which now apply both to trading on the mainstream regulated exchanges, but also to trading in alternative venues or through other systems that are functionally similar to exchanges.

Market Regulation

The Italian financial markets are primarily regulated by legislation that implements EU Directives relating to financial markets, banking and investment businesses, namely, the MiFID Directive (which replaced the Investment Services Directive) and EU Directive 2006/48/EC and EU Directive 2006/49/EC. This regime is now consolidated in the Consolidated Financial Act.

A three-day rolling cash settlement period applies to all trades of equity securities in Italy. Any person, through an authorized intermediary, may purchase or sell listed securities following: (i) in the case of sales, deposit of the securities; and (ii) in the case of purchases, deposit of 100% of their value in cash or deposit of listed securities. No “closing price” is reported on the electronic trading system, but (i) an “official price” is calculated for each security as a weighted average price of all trades effected during the trading day, and (ii) a “reference price” is also calculated for each security equal to the closing-auction price.

If an opening price of a security (established each trading day prior to the commencement of trading based on bids received) differs by more than a certain amount established by Borsa Italiana from the previous day’s reference price, trading in that security will be suspended for the period provided for by Borsa Italiana. If in the course of a trading day the price of a security fluctuates by more than a certain amount established by Borsa Italiana from the last reported sale price or from the previous day’s reference price, an automatic ten-minute plus a random period not exceeding one minute suspension is declared. In the event of such a suspension, orders already placed may not be modified or cancelled, and new orders may not be processed. Borsa Italiana has the authority to suspend trading of any security in response to extreme price fluctuations or for other reasons.

The Consolidated Financial Act provides that CONSOB may prohibit the implementation of admission and exclusion decisions or order the revocation of a decision to suspend financial instruments or intermediaries from trading within five days of Borsa Italiana receiving the relevant notification if, on the basis of the information in its possession, it considers the decision to be contrary to the aim of ensuring the transparency of the market, the orderly conduct of trading and the protection of investors. CONSOB may request that Borsa Italiana: (i) provide all the information it considers necessary for such purposes; and (ii) exclude or suspend financial instruments or intermediaries from trading.

Clearance and Settlement

The settlement of stock exchange transactions is facilitated by Monte Titoli. Most Italian banks and certain Italian securities dealers have securities accounts with Monte Titoli and act as depositories for investors. Beneficial owners of shares may hold their interests through custody accounts with any such institutions. Beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, and exercise other rights with respect to the shares through such institutions. Participants in Euroclear and Clearstream, Luxembourg may hold their interests in shares, transfer their shares, collect dividends, create liens and exercise other shareholders’ rights through Euroclear or Clearstream, Luxembourg.

Holders of ordinary shares may request Euroclear or Clearstream, Luxembourg to transfer their shares to an account set up for such holders with an Italian bank or any authorized broker having an account with Monte Titoli.

Under Italian law, shareholders are unable to obtain physical delivery of share certificates representing their shares in Italian-listed companies. However, the beneficial owners of shares held with Monte Titoli may transfer their shares, collect dividends, create liens and exercise other rights with respect to those shares through these accounts.

FOREIGN INVESTMENT AND EXCHANGE CONTROL REGULATIONS IN ITALY

The following is a summary of relevant Italian laws in force as of the date of this Offering Circular. This summary does not purport to be a comprehensive description of all foreign investment and exchange control considerations that may be relevant to a prospective investor’s decision to subscribe for or purchase the New Shares.

There are currently no exchange controls in Italy restricting rights deriving from the ownership of shares. Residents and non-residents of Italy may hold foreign currency and foreign securities of any kind, within and outside Italy. Non-residents may invest in Italian securities without restriction subject to applicable procedural requirements. Non-residents may transfer to and from Italy cash, instruments of credit and securities (in both foreign currencies and Euros) representing interest, dividends, other asset distributions and the proceeds of any dispositions. Certain procedural requirements are imposed by law, however, with respect to transfers of cash and securities to and from Italy.

Reporting, disclosure and record-keeping requirements are contained in Italian legislation implementing EU Directive 1988/361/EC on the free movement of capital, EU Directive 2005/60/EC on the prevention of the use of the financial system for the purposes of money laundering and terrorist financing and EU Regulation 2005/1889/EC on controls on cash entering or leaving the EU.

Such legislation requires, among other things, that any person entering or leaving Italy and carrying cash or negotiable instruments in bearer form (or any other form that enables their transfer by way of delivery) in an amount equal to or in excess of Euro 10,000 make a declaration to this effect to the Italian customs authorities. Similar provisions apply in connection with transfers of cash or negotiable bearer instruments made via mail or courier.

Moreover, pursuant to Law Decree No. 1990/167 concerning reporting requirements for tax purposes of cross-border transfers of means of payment, credit institutions and other financial intermediaries in Italy intervening in transfers to or from foreign countries of means of payment provided for by Article 1(2)(i), of Legislative Decree No. 231/2007 (including cash, bank and postal checks, banker’s drafts and the like, postal money orders, credit transfers and payment orders, credit cards and other payment cards, transferable insurance policies, pawn tickets and every other instrument available making it possible to transfer, move or acquire, including by electronic means, funds, valuables or financial balances), in an amount equal to or higher than Euro 15,000, even in several installments, on behalf of or in favor of individuals, non-commercial entities, società semplici and similar partnerships in accordance with Article 5 of Chairmanial Decree No. 917 of December 22, 1986, are required to report such transactions to the Italian Revenue Agency. Individuals, noncommercial entities and certain partnerships (in particular, società semplici or similar partnerships in accordance with Article 5 of Chairmanial Decree No. 917 of December 22, 1986) resident in Italy for tax purposes are required to report in their yearly income tax return, for tax monitoring purposes, the amount of securities (including shares) held abroad during a tax year, from which income taxable in Italy may be derived. In relation to the New Shares or the Ordinary Shares of the Company, such reporting obligation shall not apply if such shares are not held abroad and, in any case, if such shares are deposited with an Italian intermediary that intervenes in the collection of the relevant income and the intermediary applied withholding or substitute tax on income derived from such shares.

Certain procedural requirements are imposed by Italian laws, however. Such laws require that transfers into or out of Italy of cash or securities in excess of Euro 1,000 be effected by residents or non-residents via credit institutions and other authorized intermediaries. Suspect transactions must be reported in writing to the Financial Intelligence Unit of the Bank of Italy by the credit institutions and other authorized intermediaries that are requested to effect such transactions in Italy. In addition, credit institutions and other intermediaries effecting such transactions in Italy on behalf of residents of Italy or non-residents are required to maintain records of such transactions for ten years, which may be inspected at any time by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting and in certain cases of incomplete reporting, criminal penalties. Upon the verification of certain conditions, the Financial Intelligence Unit of the Bank of Italy may make use of the data received and transfer the data to other government offices, to police money laundering department or to operational tax evasion departments (“nuclei operativi della Guardia di Finanza”).

There can be no assurance that the current regulatory environment inside or outside of Italy will continue or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the EU and other international organizations and adhere to various bilateral and multilateral international agreements.

TRANSFER RESTRICTIONS

Due to the following restrictions prospective investors are advised to consult legal counsel prior to making any resale, pledge or transfer of Rights or New Shares.

Because of the following restrictions, investors are advised to consult legal counsel prior to making any resale, pledge or transfer of New Shares. New Shares are offered in Italy pursuant to the Italian Prospectus.

Any offer or sale of the Rights or the New Shares or any distribution of any offering material or any rendering of advice in respect of an investment in the Rights or the New Shares within Italy and in connection with the Rights Offering, when permitted, must be conducted either by SIMs, authorized banks and investment firms (as defined in the Consolidated Financial Act and in the Intermediaries’ Regulation) or financial intermediaries, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the relevant provisions of the Consolidated Financial Act.

Neither the Rights nor the New Shares have been, or will be, registered under the Securities Act or the securities laws of any state in the United States, and such securities may only be offered or sold (i) outside the United States to certain institutional investors in offshore transactions in reliance on Regulation S, or (ii) within the United States to QIBs in reliance on Section 4(a)(2) under the Securities Act or under Rule 144A or another exemption from the registration requirements of the Securities Act. The New Shares and the Rights may only be transferred outside the United States in compliance with Rule 903 or Rule 904 under Regulation S and in compliance with applicable securities laws and regulations of all relevant jurisdictions.

Any Rights or New Shares offered and sold to investors located in the United States will be “restricted securities” (as defined in Rule 144 under the Securities Act) and such Rights or New Shares may not be reoffered, resold, pledged or otherwise transferred, except: (i) outside the United States in accordance with Rule 903 or Rule 904 of Regulation S; (ii) to a QIB in a transaction not involving a public offering, that is exempt from registration under the Securities Act and that meets the requirements of Rule 144A; (iii) pursuant to an effective registration statement under the Securities Act; (iv) in the case of New Shares issued upon the exercise of Rights, in accordance with Rule 144 under the Securities Act; or (v) in another transaction not requiring registration under the Securities Act; and, in each case, in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

Each person who is located in the United States who wishes to exercise any Rights or subscribe for New Shares in the Rights Offering will be required, as a condition of such exercise and subscription, to complete and return to the Company, and to the financial intermediary through which its Rights are held, a representation letter in the form set out in Annex E to this Offering Circular. Each other person who exercises any Rights and subscribes for New Shares will be deemed to represent and warrant to the Company and the Guarantors that it can lawfully subscribe/acquire the New Shares and, in particular, that it and the person, if any, for whose account or benefit it is subscribing/acquiring such New Shares: (i) is acquiring the New Shares in an offshore transaction meeting the requirements of Regulation S or in a transactions exempt from the registration requirements of the Securities Act and (ii) is aware that the New Shares have not been and will not be registered under the Securities Act and are being distributed and offered outside the United States in reliance on Regulation S. Further, each investor that exercises Rights and subscribes for New Shares shall be deemed to acknowledge and agree that the Company, the Guarantors, their respective affiliates and others may rely upon the truth and accuracy of the foregoing representation and warranty.

TAXATION

This section describes solely the material Italian tax consequences of acquiring, holding, and disposing of the Shares. It does not consider every aspect of Italian taxation that may be relevant to a particular holder of the Shares in special circumstances or who is subject to special treatment under applicable law, and it is not intended to be applicable in all respects to all classes of investors.

Shareholders and any potential prospective investor should consult their own tax advisors regarding the Italian tax consequences of acquiring, holding, and disposing of the Shares in their particular circumstances and should investigate the nature and the origin of the amounts received as distributions in connection with the Shares (dividends or reserves).

Where in this section English terms and expressions are used to refer to Italian concepts, the meaning to be given to these terms and expressions shall be the meaning to be given to the equivalent Italian concepts under Italian tax law. This summary assumes that the Shares will be listed on a regulated market managed and organized by Borsa Italiana S.p.A.. This summary also assumes that Carige is organized, and that the business will be conducted, in the manner outlined in this Offering Circular. A change to the organizational structure or to the manner in which Carige conducts its business may invalidate the contents of this section, which will not be updated to reflect any such change.

This summary is based on the tax laws of the Republic of Italy and case law / practice (unpublished case law / practice is not included) as it stands at the date of this Offering Circular. The law upon which this description is based is subject to change, perhaps with retroactive effect. Any such change may invalidate the contents of this description, which will not be updated to reflect this change.

The Law No. 208 of December 28, 2015 (Legge di Stabilità 2016) provided for a reduction in the rate of the corporate income tax (“IRES”) from 27.5% to 24% with effect for the tax periods following the year that was current on December 31, 2016.

Also with effect from the tax periods subsequent to the year running on December 31, 2016, for the credit and financial institutions referred to in Legislative Decree of January 27, 1992, no. 87 (other than asset management companies), and for the Bank of Italy, the tax reduction will be neutralized by the introduction of an additional tax of 3.5%.

The percentages for the partial taxation of dividends and capital gains for certain types of taxpayers, as described below (including the 49.72%), has been redetermined by the decree of the Minister of Economy and Finance of May 26, 2017 (published in the official Gazette No. 160 of July 11, 2017, “Decree 2017”), which introduced the changes that were made necessary by the abovementioned tax reduction.

With reference to the following advice rendered in relation to the tax treatment of the Shares, it should be noted that the Proposal for Budget Law 2018 (so called “DDL Bilancio”) whose approval is currently pending before the Senate (Senato della Repubblica) envisages the introduction of certain law changes which, if approved, could change the tax treatment of the dividends from the Shares as well as the tax treatment of the capital gains from the sale of the Shares.

In general terms, the provisions of the DDL Bilancio provide that:

–	Substantial shareholdings held by individuals outside of a business framework will be subject to the same tax treatment applicable to non-substantial shareholdings (for the definition of “substantial shareholding” please see below). As a consequence of such change:

•	dividends paid in relation to substantial shareholdings will be subject to substitute tax at the rate of 26%;

•	capital gains from the sale of substantial shareholdings will be subject to substitute tax at the rate of 26%;

•	in relation to substantial shareholdings, individuals will be able to opt for the optional regime “risparmio amministrato” provided by Article 6 of the Legislative Decree of November 21, 1997, No. 461 (“Legislative Decree 461/1997”) or for the optional regime “risparmio gestito” provided by Article 7 of Legislative Decree No. 461/1997;

•	the provisions described above will be applicable to dividends paid from January 1, 2018 and to capital gains realised from January 1, 2019. However, by way of exception of the above provisions, the current tax regime (described below) will apply to profits distributions from substantial shareholdings, approved from January 1, 2018 to December 31, 2022, relevant to profits realised in tax years up to the tax year including December 31, 2017;

–	Stockbroking companies (società di intermediazione mobiliare) are not subject to the 3.5% surcharge of the corporate income tax (“IRES”) rate above described.

Definitions

In this section, the following terms have the meaning defined below:

•	“CITA”: Presidential Decree No. 917 of December 22, 1986 (the Consolidated Income Tax Act);

•	“Italian White List”: the list of countries and territories allowing a satisfactory exchange of information with Italy (i) currently included in the Italian Ministerial Decree of September 4, 1996, as subsequently amended and supplemented or (ii) once effective in any other decree or regulation that will be issued in the future under Article 11(4)(c) of Legislative Decree No. 239 of April 1, 1996 to provide the list of such countries and territories (and that will replace Ministerial Decree of September 4, 1996), including any country or territory that will be deemed listed therein for the purpose of any interim rule;

•	“Non-Qualified Holdings”: holdings of the shares of Carige, including rights or securities through which the Shares may be acquired, other than Qualified Holdings;

•	“Qualified Holdings”: holdings of shares in Carige, including rights or securities through which the Shares may be acquired, that represent, in case of shares listed on regulated markets, either (i) more than 2% of the overall voting rights exercisable at ordinary Shareholders’ meetings or (ii) an interest in Carige’s issued and outstanding capital in excess of 5%; and

•	“Transfer of Qualified Holdings”: transfers of shares in Carige, including rights or securities through which the Shares may be acquired, that exceed, over a period of 12 (twelve) months, the threshold for qualifying as Qualified Holdings. The twelve-month period starts from the date when the shares, securities and the rights owned represent a percentage of voting rights or interest in Carige’s capital that exceeds the aforesaid thresholds. In case of rights or securities through which the Shares may be acquired, the percentage of voting rights or interest in Carige’s capital potentially attributable to the holding of such rights and securities is taken into account.

Taxation of Dividends

The tax regime summarized in this subsection “Taxation of Dividends” applies only to classes of holders of the Shares.

Dividends paid by Carige are subject to the tax regime generally applicable to dividends paid by companies that are resident for tax purposes in the Republic of Italy.

The tax regime may vary as follows.

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity

Under Decree No. 600 of September 29, 1973 (“Decree 600”), dividends paid to Italian resident individuals who hold the Shares neither in connection with a business activity nor in the context of the discretionary investment portfolio regime (risparmio gestito) as defined in subparagraph (A)(ii) below are subject to 26% substitute tax if the Shares held by such individuals represent Non-Qualified Holdings. In this case, the holders are not required to report the dividends in their income tax returns.

This 26% substitute tax is withheld by the Italian resident share depository where the securities are deposited, which has joined the centralized management system managed by Monte Titoli or, through a representative appointed in Italy according to Article 27-ter(8) of Decree 600, by non-resident share depositories which adhere to the Monte Titoli system or to foreign centralized deposit systems in turn adhering to the Monte Titoli system (Euroclear, Clearstream).

Dividends paid to Italian resident individuals who do not hold the Shares in connection with a business activity are not subject to any substitute tax withheld at source in Italy if the Shares held by such individuals represent Qualified Holdings, provided that, in this case, the holders declare at the time of receipt that the dividends relate to Qualified Holdings. In this case, dividends must be reported in the income tax return, but these dividends are only partially included in the holder’s overall income taxable in Italy as follows:

–	40% of their amount in the case of distribution of dividends originated from profits generated until the financial year running on December 31, 2007;

–	49.72% of their amount in the case of distribution of dividends originated from profits generated in the years after the year running on December 31, 2007 and until the year running on December 31, 2016;

–	58.14% of their amount in the case of distribution of dividends originated from profits generated in the years subsequent to the year running on December 31, 2016.

Starting from the dividend distribution resolution subsequent to those regarding the profit of the year running on December 31, 2007, for the purposes of the taxation of the recipient of the dividend, the dividends distributed are considered to be primarily formed with profits generated by the Company until that year. However, starting from the dividend distribution resolution subsequent to those regarding the profit of the year running on December 31, 2016, for the purposes of the taxation of the participating entity, the distributed dividends are considered (i) primarily formed with profit generated by the Company until the financial year running on December 31, 2007, and subsequently (ii) with profits from the Company until the financial year running on December 31, 2016.

(ii)	Individuals not engaged in business activity and holding the Shares under the “risparmio gestito” regime

Dividends paid to Italian resident individuals who do not hold the Shares in connection with a business activity are not subject to any tax withheld at source in Italy if (a) the Shares held by such individuals represent Non-Qualified Holdings, (b) the holder has entrusted the management of the shares to an authorized intermediary under a discretionary asset management contract, and (c) the holder has elected into the discretionary investment portfolio regime (risparmio gestito) under Article 7 of Legislative Decree No. 461 of November 21, 1997 (“Decree 461”). In this case, the dividends are included in the annual accrued management result (risultato maturato annuo di gestione), which is subjected to 26% substitute tax.

Since the 26% substitute tax is paid in by the share depositary or by the authorized intermediary entrusted with the management, the dividends shall not be reported in the income tax return.

(iii)	Individuals holding the Shares as non-Qualified Holdings within a long-term saving plan (“PIR”)

In case the requirements of Article 1(100-114) of Law No. 232 of December 11, 2016 (“Finance Act 2017”) are met, the dividends (related to holdings other than Qualified Holdings, whereas there are taken into account for this purpose also the percentages of participation or voting rights owned by the family members of the individual referred to in paragraph 5 of art. 5 of CITA or by the entities directly or indirectly controlled by them pursuant to the numbers 1 and 2 of the first paragraph of Art. 2359 of Civil Code) paid to individuals who are resident for tax purposes in Italy in relation to long-term investments in the Company entered into long-term savings plans (i.e. holding of the shares for a minimum five-year period, the so called “PIR”) are exempt from taxation. Tax recovery mechanisms are provided where the shares of the Company are sold before the 5 year period required for the exemption has expired.

(iv)	Sole Proprietors

Dividends paid to Italian resident individuals who hold the Shares in connection with a business activity (“Sole Proprietors”) are not subject to any substitute tax withheld at source, provided that, in this case, the holders declare at the time of receipt that the profits collected are from holdings connected with their business activity. In this case, dividends must be reported in the income tax return, but these dividends are only partially included in the holder’s overall business income taxable in Italy as follows:

–	40% of their amount in the case of distribution of dividends originated from profits generated until the financial year running on December 31, 2007;

–	49.72% of their amount in the case of distribution of dividends originated from profits generated in the years after the year running on December 31, 2007 and until the year running on December 31, 2016;

–	58.14% of their amount in the case of distribution of dividends originated from profits generated in the years subsequent to the year running on December 31, 2016.

Starting from the dividend distribution resolution subsequent to those regarding the profit of the year running on December 31, 2007, for the purposes of the taxation of the recipient of the dividend, the dividends distributed are considered to be primarily formed with profits generated by the Company until that year. However, starting from the dividend distribution resolution subsequent to those regarding the profit of the year running on December 31, 2016, for the purposes of the taxation of the participating entity, the distributed dividends are considered (i) primarily formed with profit generated by the Company until the financial year running on December 31, 2007, and subsequently (ii) with profits from the Company until the financial year running on December 31, 2016.

(v)	Partnerships (Italian “società in nome collettivo”, “società in accomandita semplice”, “società semplici” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA

No Italian substitute tax is withheld at source on dividends paid to Italian partnerships (such as Italian “società in nome collettivo,” “società in accomandita semplice”, “società semplici” and similar partnerships as referred to in Article 5 CITA). These dividends are only partially included in the holder’s overall business income taxable in Italy as follows (if the partners are individuals):

–	40% of their amount in the case of distribution of dividends originated from profits generated until the financial year running on December 31, 2007;

–	49.72% of their amount in the case of distribution of dividends originated from profits generated in the years after the year running on December 31, 2007 and until the year running on December 31, 2016;

–	58.14% of their amount in the case of distribution of dividends originated from profits generated in the years subsequent to the year running on December 31, 2016.

Starting from the dividend distribution resolution subsequent to those regarding the profit of the year running on December 31, 2007, for the purposes of the taxation of the recipient of the dividend, the dividends distributed are considered to be primarily formed with profits generated by the Company until that year. However, starting from the dividend distribution resolution subsequent to those regarding the profit of the year running on December 31, 2016, for the purposes of the taxation of the participating entity, the distributed dividends are considered (i) primarily formed with profit generated by the Company until the financial year running on December 31, 2007, and subsequently (ii) with profits from the Company until the financial year running on December 31, 2016.

No Italian tax is withheld at source on dividends paid to Italian resident companies and other Italian resident business entities as referred to in Article 73(1)(a)-(b) CITA, including, among others, corporations (società per azioni), partnerships limited by shares (società in accomandita per azioni), limited liability companies (società a responsabilità limitata) and public and private entities whose sole or primary purpose is to carry out business activities. Only 5% of the dividends are included in the overall business income subject to IRES, unless the Shares are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards. In this latter case, the full amount of the dividends is included in the holder’s overall business income subject to IRES.

For some types of companies and under certain conditions, dividends are also included in the net value of production, which is subject to the regional tax on productive activities (“IRAP”).

(vi)	Non-business entities referred to in Article 73(1)(c) CITA

No Italian tax is withheld at source on dividends paid to Italian resident non-business entities referred to in Article 73(1)(c) CITA (including Italian resident trusts that do not carry out a business activity), except for Italian collective investment vehicles (“OICR”). Only 77.74% of the dividends are included in the holder’s overall income subject to IRES. The dividends originated from profits generated in the years subsequent to the year running on December 31, 2016 are entirely included in the holder’s overall income taxable in Italy which is subject to IRES.

Social security entities incorporated under Law No. 509 of 30 June 1994 or Law No. 103 of February 10, 1996 are entitled to invest an amount up to 5% of their assets in shares issued by (i) companies resident for tax purposes in Italy or resident in an EU Member State or in a State that is party to the European Economic Area Agreement (“EEA Member State”) (ii) mutual funds investing in the financial instruments indicated under point (i) above. Income, other than those deriving from Qualified Holdings, deriving from investment indicated under paragraphs (i) and (ii) above are exempt from taxation in the hands of such social security entity.

(vii)	Pension funds

No Italian tax is withheld at source on dividends paid to Italian pension funds governed by Article 17 of Legislative Decree No. 252 of December 5, 2005 (“Decree 252”).

Dividends received by Italian pension funds are taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva).

In case the requirements of art. 1, paragraphs 88 to 96, of the Finance Act 2017 are met, the dividends other than those related to Qualified Holdings, paid to Italian pension funds, in relation to qualified long-term investments (i.e. investments up to 5% of the assets resulting from the statement of the previous year, held for five years) are exempt from income tax and are therefore excluded from the calculation of the fund management net result, which is subject to a substitute tax of 20%. There are provided mechanisms for the recovery of the not paid tax on the fund management net result for the cases where the shares of the Company are sold before the 5 year period required for the exemption has expired.

For the purposes of the application of the provisions of paragraphs 88 to 95 of art. 1 of the Finance Act 2017, the recipient must submit a declaration stating that the requirements set out in paragraphs 88 and 92 are met and containing the commitment to hold the financial instruments belonging to the investment at stake for at least 5 years. The recipient must also state that the income generated by the investments at stake is not related to Qualified Holdings.

(viii)	Investment funds, SICAV and SICAF (other than Real Estate AIF)

No Italian tax is due on dividends paid to closed-end or open Italian investment funds Italian SICAV or SICAF other than Italian real estate investment funds and Italian real estate SICAFs (real estate alternative investment funds, “Real Estate AIF”).

Under certain conditions a withholding tax of 26% applies on the amounts distributed to the unitholders/shareholders of the investment fund, the Italian SICAV or SICAF.

(ix)	Real Estate AIF

No Italian tax is withheld at source on dividends paid to Italian Real Estate AIF. Moreover, dividends are not subject to either IRES or IRAP at the level of the Real Estate AIF.

However, in some case the income realized by Italian Real Estate AIF is attributed pro rata to Italian resident unitholders/shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders/shareholders are not institutional investors and hold units/shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the Shares through a permanent establishment in Italy

No Italian tax is withheld at source on dividends paid to non-resident persons that hold the Shares through a permanent establishment in Italy to which the Shares are effectively connected. Only 5% of the dividends are included in the overall income subject to IRES, unless the Shares are booked as shares held for trading by holders that apply IAS / IFRS international accounting standards. In this latter case, the full amount of the dividends is included in the overall business income subject to IRES.

For some types of businesses and under certain conditions, dividends are also included in the net value of production, which is subject to IRAP.

If dividends are paid with respect to Shares that are not connected with a permanent establishment in Italy of a non-resident person, please see subparagraph (B)(ii) below.

(ii)	Non-resident persons that do not hold the Shares through a permanent establishment in Italy

A 26% substitute tax generally applies on dividends paid to non-resident persons that do not have a permanent establishment in Italy to which the Shares are effectively connected.

This 26% tax is withheld by the Italian resident share depository where the securities are deposited, which has joined the centralized management system managed by Monte Titoli or, through a representative appointed in Italy (in particular, a bank or SIM resident in Italy, a permanent establishment in Italy of non-resident banks or investment firms, or a centralized financial instrument management company authorized pursuant to Article 80 of the Italian Unified Financial Act, by non-resident share depositories which adhere to the Monte Titoli system or to foreign centralized deposit systems in turn adhering to the Monte Titoli system.

Subject to a specific application that must be submitted to the Italian tax authorities under the terms and conditions provided by law, non-resident holders are entitled to relief (in the form of a refund), which cannot be greater than 11/26 (eleven twenty-sixths) of the tax levied in Italy, if they can demonstrate (through a certificate of the tax authorities of their State of residence) that they have paid final tax abroad on the same profits. Holders who may be eligible for the relief should consult with their own independent tax advisors to determine whether they are eligible for, and how to obtain, the tax refund.

As an alternative to the relief described above, persons resident in countries that have a double tax treaty in force with Italy may request that the tax withheld at source on dividends be levied at the (reduced) rate provided under the applicable tax treaty. For this purpose, the entities with which the shares are deposited, which have joined the centralized deposit system managed by Monte Titoli, must promptly obtain:

•	an affidavit by the non-resident person, which is the beneficial owner (Provvedimento No. 2013/84404), stating that (i) it is the beneficial owner of the dividends, (ii) all conditions to which the treaty regime is subject are fulfilled, and indicating its general information, as well as any information that may be necessary to determine the tax rate applicable pursuant to the treaty; and

•	a tax residence certificate from the competent tax authority of the State where the beneficial owner of the dividends is resident, proving the tax residence in that State. This certificate shall be valid for the tax period referred to in the affidavit starting from the issuing date, provided that all requirements remain met.

The tax treaty benefits can only be used as an alternative to the above refund mechanism.

If such documentation is not submitted to the depositary before the payment of the dividend, the tax is generally withheld at the rate of 26%. The beneficial owner of the dividends may nevertheless request a refund from the Italian tax authorities for the difference between the tax withheld and the tax that would have applied under the treaty by filing a proper refund application together with the aforementioned documentation. This must be submitted according to the terms and conditions provided by law.

The domestic withholding tax rate on dividends is 1.2% (before the above mentioned reduction of the IRES rate the percentage was 1.375%) if the recipients and beneficial owners of the dividends on the Shares are companies or entities that are (a) resident for tax purposes in an EU Member State or in a State that is party to the European Economic Area Agreement (“EEA Member State”) and is included in the Italian White List and (b) subject to corporate income tax in such State. These companies and entities are not entitled to the relief described above.

The domestic withholding tax rate on dividends is 11% (and not 26%) if the recipients and beneficial owners of the dividends the on the Shares are pension funds that are set up in an EU Member States or an EEA Member State included in the Italian White List. These pension funds are not entitled to the relief described above.

In case the requirements of art. 1, paragraph 95, Finance Act 2017 are met, the withholding tax on dividends (Article 27 of Decree 600) and the substitute tax on profits deriving from shares deposited under the centralized deposit system managed by Monte Titoli (Article 27-ter of Decree 600) do not apply to profits paid to pension funds established in the Member States of the European Union and in the States belonging to the European Economic Area deriving from qualified investments up to 5% of the assets resulting from the previous year’s statement of account, held for five years.

For the purposes of the application of the above provisions, the non-resident beneficial owner of the profits must submit a declaration containing the identifying data of the recipient and the existence of all the conditions required for the benefit referred to in the paragraphs from 88 to 114 of art. 1 of the Finance Act 2017, as well as the commitment to hold the financial instruments belonging to the qualified investment for the period of time required by law. The foregoing non-resident entity must also provide a copy of the accounting statements which allow to verify the compliance with the above conditions.

Under Article 27-bis of Decree 600, which implemented in Italy Directive 435/90/EEC of July 23, 1990, then recast in EU Directive 2011/96 of November 30, 2011 (the “Parent Subsidiary Directive”), a company is entitled to a full refund of the tax withheld at source on the dividends if it (a) has one of the legal forms provided for in the appendix to Parent Subsidiary Directive, (b) is resident for tax purposes in an EU Member State without being considered to be resident outside the EU according to a double tax treaty signed with a non-EU country, (c) is subject in the country of residence to one of the taxes indicated in the appendix to the Parent Subsidiary Directive with no possibility of benefiting from optional or exemption regimes that have no territorial or time limitations, and (d) directly holds the Shares that represent an interest in the issued and outstanding capital of Carige of no less than 10% for an uninterrupted period of at least one year. If these conditions are met, and as an alternative to submitting a refund request after the dividend distribution, the non-resident company may request that no tax be levied at the time the dividends are paid, provided that (x) the 1-year holding period under condition (d) above has already run and (y) the non-resident company promptly submits proper documentation. EU resident companies that are controlled directly or indirectly by persons that are not resident in an EU Member State may request the refund or the direct withholding exemption only if the EU resident companies prove that they do not hold the shares in Carige for the sole or primary purpose of benefiting from the Parent Subsidiary Directive.

The above-mentioned Parent Subsidiary Directive has been amended by Directive No. 2015/121/EU of January 27, 2015 in order to introduce an anti-abuse provision under which the tax authorities of each Member State of the European Union have the power to deny the exemption provided for by the Directive to “... an arrangement or a series of arrangements which, having been put into place for the main purpose or one of the main purposes of obtaining a tax advantage that defeats the object or purpose of this Directive, are not genuine having regard to all relevant facts and circumstances”. For these purposes, “... an arrangement or a series of arrangements shall be regarded as not genuine to the extent that they are not put into place for valid commercial reasons which reflect economic reality” (see paragraphs 2 and 3 of the new Article 1 of the Directive). This amendment is implemented into domestic law through the general anti-abuse rule of art. 10-bis of Law no. 212/2000.

Dividends distributed to international entities or bodies that benefit from exemption from taxation in Italy pursuant to international rules or treaties entered into force in Italy will not be subject to any tax withheld at source.

Taxation of Distributions of Equity Reserves

The tax regime summarized in this subsection “Taxation of Distributions of Equity Reserves” applies only to classes of holders of the Shares.

The information provided in this subsection summarizes the Italian tax regime applicable to the distributions by Carige—other than in case of reduction of excess capital, withdrawal, exclusion, redemption or liquidation—of equity reserves as referred to under Article 47(5) CITA, such as, for instance, reserves or other funds formed with share premiums, equalizing interests (interessi di conguaglio) paid in by the subscribers, equity (other than share capital) contributions (versamenti a fondo perduto) or share capital account payments (versamenti in conto capitale) made by shareholders and tax-exempt revaluation reserves (the “Equity Reserves”).

(A)	ITALIAN RESIDENT PERSONS

(i)	Individuals not engaged in business activity

Regardless of what holders have resolved upon in the Shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Carige by Italian resident individuals who do not hold the Shares in connection with a business activity are deemed to be, and treated as, profits for the recipients to the extent that Carige has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits are subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in Carige shares correspondingly. According to the interpretation shared by the tax authorities, distributions out of Equity Reserves that are in excess of the holders’ tax basis in the CARIGE shares are treated as dividends for tax purposes. Special rules may apply if the individual holders have elected with regard to the shares in CARIGE into the discretionary investment portfolio regime (regime del risparmio gestito) described in subparagraph (A)(i) of the subsection “Taxation of Capital Gains” below.

(ii)	Sole Proprietors, business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), as well as companies and other business entities referred to in Article 73(1)(a)-(b) CITA, resident for tax purposes in Italy.

Regardless of what holders have resolved upon in the Shareholders’ meeting, the amounts received as distribution out of Equity Reserves of Carige by Italian Sole Proprietors, Italian business partnerships (Italian “società in nome collettivo,” “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA), and Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA are deemed to be, and are treated as, profits for the recipients to the extent that Carige has current year profits and retained profits (except for any portion thereof earmarked to a tax-deferred reserve or non-distributable reserves). Amounts treated as profits should be subject to the same tax regime described above for dividends. Amounts received as distributions out of Equity Reserves, net of any amount already treated as profits as per the above, reduce the holder’s tax basis in the Carige shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the shares in Carige are treated as capital gains for tax purposes and should be subject to the same regime described in the subsection “Taxation of Capital Gains” below.

(iii)	Pension funds and OICR (other than Real Estate AIF)

Based on a systematic interpretation of the statute, amounts received by Italian pension funds governed by Article 17 of Decree 252 as distributions out of Equity Reserves should be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva). The value of the shares in Carige at the end of the same tax year should also be included in the net annual accrued yield.

In case the requirements of art. 1, paragraphs 88 to 96, of the “Legge di Stabilità” 2017 are met, the profits, other than those related to Qualified Holdings, realized by the Italian pension funds, in relation to qualified long-term investments (i.e. investments up to 5 per cent of the assets resulting from the statement of the previous year held for five years) are exempt from income tax and are therefore excluded from the calculation of the fund management net result, which is subject to a substitute tax of 20%. There are provided mechanisms for the recovery of the not paid tax on the fund management net result for the cases where the shares of the Company are sold before the 5 year period required for the exemption has expired.

Conversely, any amounts received by OICR that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) as distributions out of Equity Reserves are not subject to taxation at the level of the OICR.

(iv)	Real Estate AIF

Amounts received by Italian Real Estate AIF as distributions out of Equity Reserves are not subject to IRES or IRAP at the level of the Real Estate AIF. However, under certain conditions income realized by Italian Real Estate AIF is attributed pro rata to the unitholders/shareholders, irrespective of any actual distribution, on a tax transparency basis if the unitholders/shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons that do not hold the Shares through a permanent establishment in Italy

For non-Italian resident persons (whether individuals or corporations) without a permanent establishment in Italy to which the Shares are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident individuals. Therefore, the amounts received as distributions out of Equity Reserves, net of any amount that has already been treated as profits as per the rules described in subparagraph (A)(i) above, reduce the holder’s tax basis in the Shares correspondingly. Distributions out of Equity Reserves that are in excess of the holders’ tax basis in the shares in Carige are treated as dividends for tax purposes.

(ii)	Non-resident persons holding the shares in Carige through a permanent establishment in Italy

For non-Italian resident persons that hold the Shares through a permanent establishment in Italy to which the Shares are effectively connected, the amounts received as distributions out of Equity Reserves are subject to the same tax regime as applicable to Italian resident companies and other business entities referred to in Article 73(1)(a)-(b) CITA as described in subparagraph (A)(ii) above.

Taxation of Capital Gains

The tax regime summarized in this subsection “Taxation of Capital Gains” applies only to classes of holders of the Shares.

(A)	ITALIAN RESIDENT PERSONS

(i)	Italian resident individuals not engaged in business activity

The tax regime of capital gains realized by Italian resident individuals upon transfer for consideration of the Shares (as well as of securities or rights whereby the Shares may be acquired), other than capital gains realized in connection with a business activity, depends on whether the transfer is a Transfer of Qualified Holdings.

TRANSFER OF QUALIFIED HOLDINGS. 49.72% of the capital gains realized upon Transfers of Qualified Holdings must be included in the individual’s overall taxable income and reported in the individual’s annual income tax return. If the Transfer of Qualified Holdings gives rise to a capital loss, 49.72% of such loss may be offset against 49.72% of any capital gain of the same nature that is realized in the following years up to the fourth, provided that this capital loss is reported in the income tax return for the year when the capital loss is realized.

Capital gains realized from January 1, 2018 will have to be included in the individual’s overall taxable income in the amount of 58.14%, net of the corresponding portion of the related capital losses. If the capital losses realized from January 1, 2018 exceed the gains, the surplus may be may be offset against any capital gain of the same nature that is realized in the following years up to the fourth, within the limit of 58.14%, provided that the surplus is reported in the income tax return for the year when the capital loss is realized.

The percentage of 49.72% remains applicable for the capital gains and losses arising from transfers made prior to January 1, 2018 but whose proceeds are wholly or partially received after such date.

TRANSFER OF NON-QUALIFIED HOLDINGS. Capital gains on Non-Qualified Holdings are subject to a 26% substitute tax (“CGT”). The taxpayer may opt for any of the following three tax regimes:

a.	Tax return regime (regime della dichiarazione). Under this regime, capital gains and capital losses realized during the tax year must be reported in the income tax return. CGT is computed on capital gains net of capital losses of the same nature and must be paid by the term for paying the balance of the annual income tax. Capital losses in excess of capital gains may be carried forward and offset against capital gains realized in any of the four following tax years. Capital losses may be carried forward and offset against capital gains of the same nature up to the amount of 76.92%, for the capital losses realized from January 1, 2013 to June 30, 2014. This regime is the default regime if the taxpayer does not elect into any of the two alternative regimes described in (b) and (c) below.

b.	Nondiscretionary investment portfolio regime (risparmio amministrato) (optional). Under this regime, CGT (in the amount of 26%) is applied separately on capital gains realized on each transfer of the Shares. This regime is allowed subject to (x) the Shares being managed or in custody with Italian banks, broker-dealers (società di intermediazione mobiliare) or certain authorized financial intermediaries; and (y) an express election for the nondiscretionary investment portfolio regime being made in writing in due time by the relevant holder. Under this regime, the financial intermediary is responsible for accounting for and paying (on behalf of the taxpayer) CGT in respect of capital gains realized on each transfer of the Shares (as well as in respect of capital gains realized at revocation of the intermediary’s mandate), net of any relevant capital losses of the same nature. Capital losses may be carried forward and offset against capital gains of the same nature realized within the same relationship of deposit in the same tax year or in the following tax years up to the fourth. Capital losses may be carried forward and offset against capital gains of the same nature, but up to the amount of 76.92%, for the capital losses realized from January 1, 2013 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

c.

Discretionary investment portfolio regime (risparmio gestito) (optional). This regime is allowed for holders who have entrusted the management of their financial assets, including the Shares, to an authorized intermediary and have elected in writing into this regime. Under this regime, capital gains accrued on the Shares are included in the computation of the annual increase in value of the managed assets accrued (even if not realized) at year end, which is subject to CGT (in the amount of 26%). The managing authorized intermediary applies the tax on behalf of the taxpayer. Any decrease in value of the managed assets accrued at year end may be carried forward and offset against any increase in value of the managed assets accrued in any of the four following tax years. Decreases in value of the managed assets may be carried forward and offset against any subsequent increase in value up to the amount of 76.92%, for the decreases in value occurred from January 1, 2013 to June 30, 2014. Under this regime, the holder is not required to report capital gains in the annual income tax return.

In case the requirements of Article 1(100-114) of Finance Act 2017 are met, the capital gains (related to holdings other than Qualified Holdings, whereas there are taken into account for this purpose also the percentages of participation or voting rights owned by the family members of the individuals referred to in paragraph 5 of art. 5 of CITA or by the entities directly or indirectly controlled by them pursuant to the numbers 1 and 2 of the first paragraph of Art. 2359 of Civil Code) paid to individuals who are resident for tax purposes in Italy, in relation to long-term investments in the Company entered into long-term savings plans (i.e. holding of the shares for a minimum five-year period, the so called “PIR”) are exempt from taxation. Tax recovery mechanisms are provided where the shares of the Company are sold before the 5 year period required for the exemption has expired.

(ii)	Sole Proprietors and business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA)

Capital gains realized by Italian Sole Proprietors and Italian business partnerships (Italian “società in nome collettivo”, “società in accomandita semplice” and similar Italian partnerships as referred to in Article 5 CITA) upon transfer for consideration of the Shares must be fully included in the overall business income and reported in the annual income tax return. Capital losses (or other negative items of income) derived by this class of holders upon transfer for consideration of the Shares would be fully deductible from the holder’s income.

However, if the conditions under a., b., c. and d. of subparagraph (A)(iii) below are met, only 49.72% of the capital gains must be included in the overall business income. Capital losses realized on shares in Carige that meet the conditions under a., b., c. and d. of subparagraph (A)(iii) below are only partially deductible (similarly to what is provided for the taxation of capital gains).

Capital gains realized from January 1, 2018 will be included in the individual’s overall taxable income of the transferor within the limits of 58.14% of the related amount, net of the corresponding portion of the related capital losses. If the capital gains realized from January 1, 2018 exceed the gains, the surplus may be deducted from the gains of the same nature realized in the subsequent tax periods up to the fourth, within the limit of 58.14%, provided that the surplus results from the tax return for the tax period in which the capital losses have been realized. The percentage of 49.72% remains applicable for the capital gains and losses arising from transfers made prior to January 1, 2018 but whose proceeds are wholly or partially received after such date.

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Shares is reduced by any write-down that the holder has deducted in previous tax years.

(iii)	Companies and other business entities referred to in Article 73(1)(a)-(b) CITA

Capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA (including partnerships limited by shares and public and private entities whose sole or primary purpose is carrying out business activity) upon transfer for consideration of the Shares must be fully included in the overall taxable business income subject to IRES in the tax year in which the capital gains are realized or, upon election, may be spread in equal installments over a maximum of five tax years (including the tax year when the capital gain is realized). The election for the installment computation is only available if the Shares have been held for no less than three years and booked as fixed financial assets (immobilizzazioni finanziarie) in the last three financial statements.

However, under Article 87 CITA (participation exemption), capital gains realized upon transfer of the Shares are 95% exempt if all the following requirements are met:

a.	The Shares have been uninterruptedly held as of the first day of the twelfth month prior to the transfer, treating the Shares acquired on the most recent date as being transferred first (on a “last in first out” basis); and

b.	The Shares have been booked as fixed financial assets in the first financial statement closed during the holding period. In case of holders that draft their financial statements according to IAS / IFRS international accounting standards, the Shares are deemed as fixed financial assets if they are not accounted as “held for trading”;

c.	Carige is not resident for tax purposes in a country or a territory that has a privileged tax regime identified according to the criteria set forth in Article 167(4) of CITA or, alternatively, proof has been given (by way of a tax ruling according to Article 167(5)(b)) that, as of the beginning of the holding period, there has been no shifting of income to any of such countries or territories; and

d.	Carige carries on a business activity according to the definition set forth in Article 55 CITA. This requirement is deemed to be met if the Shares are traded on regulated markets. This condition is not required for capital gains deriving from a public offering.

At the time the capital gain is realized requirements under c. and d. must have uninterruptedly been met as of the beginning of the third tax year before the year in which the capital gain is realized.

If the requirements for the participation exemption are met, any capital loss realized on the shares in Carige cannot be deducted.

If the participation exemption does not apply, the capital losses are in principle fully deductible.

For the purpose of determining capital gains and capital losses, the holder’s tax basis in the Carige shares is reduced by any write-down that the holder has deducted in previous tax years.

Capital losses (as well as negative differences between revenues and costs) relating to shares that do not meet the participation exemption requirements are not relevant (and cannot be deducted) to the extent of the non-taxable amount of dividends (or advance dividend) received by the holder in the 36 (thirty-six) months prior to the transfer (dividend washing rule). This anti-avoidance rule applies to shares acquired in the 36-month period preceding the realization of the capital loss (or the negative difference), provided that requirements under Article 87(1)(c)-(d) CITA (i.e., the company is not resident in a “low tax jurisdiction” and carries on a business activity) are met. The anti-avoidance rule does not apply to holders that draft their financial statements according to IAS / IFRS international accounting standards.

As regards the persons drafting the financial statements in accordance with International Accounting Standards (IAS/IFRS) for shares held for less than 12 months, in relation to which the other requirements referred to in points b), c) and d) are met, the taxable basis is reduced by the relevant profits received during the holding period for the portion of such gains excluded from the taxable income.

When the amount of the aforesaid capital losses (and negative differences) deriving from a transaction (or a series of transactions) on shares traded on regulated markets is greater than Euro 50,000.00, the taxpayer must report the data and the information regarding the transaction to the Italian tax authorities.

Moreover, in case of capital losses greater than Euro 5,000,000.00 deriving from the transfer (or a series of transfers) of shares booked as fixed financial assets, the holder must report the data and the information to the Italian tax authorities. Holders that draft their financial statements according to IAS / IFRS international accounting standards are under no such obligation.

In both above-mentioned cases, the failure of, the incomplete or untrue communication of the capital losses is punished with the administrative penalty of 10% of the capital losses whose communication is omitted, incomplete or untrue, with a minimum of Euro 500 and a maximum of Euro 50,000.

For some types of companies and under certain conditions, capital gains on shares in Carige are also included in the net value of production that is subject to IRAP.

(iv)	Non-business entities referred to in Article 73(1)(c) CITA and non-business partnerships referred to in Article 5 CITA

Capital gains realized, outside the scope of a business activity, by Italian resident non-business entities referred to in Article 73(1)(c) CITA (other than OICR) and Italian non-business partnerships as referred to in Article 5 CITA are subject to tax under the same rules as provided for capital gains realized by Italian resident individuals who do not hold the Shares in connection with a business activity.

Social security entities incorporated under Law No. 509 of June 30, 1994 or Law No. 103 of February 10, 1996 are entitled to invest an amount up to 5% of their assets in shares issued by (i) companies resident for tax purposes in Italy or resident in an EU Member State or in a State that is party to the European Economic Area Agreement (“EEA Member State”) (ii) mutual funds investing in the financial instruments indicated under point (i) above. Income, other than those deriving from Qualified Holdings, deriving from investment indicated under paragraphs (i) and (ii) above are exempt from taxation in the hands of such social security entity.

(v)	OICR (other than Real Estate AIF)

Capital gains on shares in Carige held by OICRs that are set up in, and organized under the laws of, Italy and that are subject to regulatory supervision (other than Real Estate AIF) are not subject to tax at the level of the OICR, but a withholding tax of 26% applies, under certain conditions, on the amounts distributed to the unitholders/shareholders.

(vi)	Real Estate AIF

Capital gains on shares in Carige held by Italian Real Estate AIF are not subject to IRES or IRAP at the level of the Real Estate AIF.

In some case the income realized by Italian Real Estate AIF is attributed pro rata to Italian resident unitholders/shareholders, irrespective of any actual distribution, on a tax transparency basis if the Italian resident unitholders/shareholders are not institutional investors and hold units / shares in the Real Estate AIF representing more than 5% of the Real Estate AIF’s net asset value.

(vii)	Pension funds

Capital gains on shares in Carige held by Italian pension funds governed by Decree 252 must be taken into account to compute the pension fund’s net annual accrued yield, which is subject to a 20% flat tax (imposta sostitutiva).

In case the requirements of art. 1, paragraphs 88 to 96, of the “Legge di Stabilità” 2017 are met, the capital gains, other than those related to Qualified Holdings, realized by the Italian pension funds, in relation to qualified long-term investments (i.e. investments up to 5 per cent of the assets resulting from the statement of the previous year held for five years) are excluded from the calculation of the fund management net result, which is subject to a substitute tax of 20%. There are provided mechanisms for the recovery of the not paid tax on the fund management net result for the cases where the Shares of the Company are sold before the 5 year period required for the exemption has expired.

(B)	NON-ITALIAN RESIDENT PERSONS

(i)	Non-resident persons holding the Shares through a permanent establishment in Italy

If non-Italian resident persons hold the Shares through a permanent establishment in Italy to which the shares in Carige are effectively connected, capital gains realized upon disposal of the Shares must be included in the permanent establishment’s income taxable in Italy according to the tax regime as provided for the capital gains realized by Italian resident companies and other business entities as referred to in Article 73(1)(a)-(b) CITA. If the shares in Carige are not connected to a permanent establishment in Italy of the non-resident person, reference must be made to subparagraph (B)(ii) below.

(ii)	Non-resident persons that do not hold the Shares through a permanent establishment in Italy

a.	Non-Qualified Holdings. No tax applies in Italy on capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon transfer for consideration of Shares that do not qualify as Transfers of Qualified Holdings, even if the Carige shares are held in Italy and regardless of the provisions set forth in any applicable double tax treaty. In such case, in order to benefit from this exemption, non-Italian resident holders must provide a self-certification attesting their residence abroad for tax purposes and fulfil any further formalities.

b.	Qualified Holdings. Capital gains realized by non-Italian resident holders without a permanent establishment in Italy upon Transfers of Qualified Holdings are included in the holder’s income taxable in Italy according to the same rules as applicable to Italian resident individuals not engaged in business activity. These capital gains must be reported in the annual income tax return and cannot be subject to the nondiscretionary investment portfolio regime or the discretionary investment portfolio regime. However, the provisions of double tax treaties entered into by Italy may apply if more favorable.

Transfer tax

Contracts or other legal instruments relating to the transfer of securities (including the transfer of the Carige shares) are subject to registration tax as follows: (i) notary deeds (atti pubblici) and private deeds with notarized signatures (scritture private autenticate) executed in Italy must mandatorily be registered with the Italian tax authorities and are subject to Euro 200.00 registration tax; and (ii) private deeds (scritture private) are subject to Euro 200.00 registration tax only if they are voluntarily filed for registration with the Italian tax authorities or if the so-called “caso d’uso” or “enunciazione” occurs.

Financial Transaction Tax

(i)	Transfer of ownership of the Shares

Law No. 228 of December 24, 2012, Article 1, paragraphs 491 to 500, introduced a financial transaction tax (“FTT”) applicable, among others, to the transfers of the ownership of shares and participating financial instruments (defined by Article 2346 of the Italian Civil Code) issued by companies resident in Italy, as well as securities representing equity investments such as American Depositary Receipts and Global Depositary Receipts, regardless of the place of residence of the issuer and of the place where the contract has been concluded.

The residence of the issuer for the purposes of FTT is the place where the issuer has its registered office (corporate seat).

FTT shall apply to transfers of ownership of shares executed from March 1, 2013, if traded after February 28, 2013. For the purposes of the application of the FTT, the transfer of ownership of the shares deposited in a centralized deposit system managed by Monte Titoli (as the Shares are) have taken place on the date of their settlement. Date of settlement shall mean the date of registration of the transfers following the settlement of the relevant transaction. As an alternative and subject to the taxpayer’s consent, the person liable to the payment of the FTT can assume the date of liquidation declared in the contract as date of the transaction.

The FTT rate applicable to the transfers of ownership of shares is 0.20% of the value of the transaction, reduced to half (0.10%) for the transactions executed on regulated markets or in multilateral trading facilities. Such reduction also applies in the case of purchase of shares through a financial intermediary, interposed between the parties of the transaction, purchasing such shares on a regulated market or in a multilateral trading facility, provided that price, total number and date of settlement of buying and selling transactions coincide. The reduction does not apply to the transfer of ownership of shares resulting from the settlement of derivatives instruments and other securities as defined by Article 1, paragraphs 1, 1-bis (c) and (d) of Italian Unified Financial Act.

FTT taxable basis is the value of the transaction determined, for each liable person, on the basis of the daily net balance of the transactions calculated with reference to the number of shares daily traded and relating to the same financial instrument. The calculation of the net balance shall be made by the person liable for FTT payments. As an alternative, FTT is calculated on the consideration paid.

The tax is levied to the subjects to which the ownership of shares is transferred, regardless of their place of residence and of the place where the contracts are concluded. For the purposes of FTT, the purchase made through intermediaries that buy in their own name but on behalf of another person are imputed to the person on behalf of whom the purchase has been made.

Any person and entity involved, for any reason, in the execution of a contract that are located in States or territories with no agreements in force with Italy for the purposes of the exchange of information or the assistance in the collection of tax credits, identified on March 1, 2013 by a regulation of the Italian Tax Authority, are considered the purchasers for all effects.

The FTT will be paid either by the intermediaries or the other subjects (e.g., banks, trusts and investment companies referred to in Article 18 of Italian Unified Financial Act) involved in the execution of the transaction or by the taxpayer, in either case on or before the 16th day of the month following the month during which ownership was transferred. Intermediaries and other non-resident subjects having no permanent establishment in Italy may appoint a tax representative among the persons indicated in Article 23 of Decree 600. Where more intermediaries are involved in the execution of the transfers, FTT is paid by the intermediary who receives the order to execute the transaction directly from the purchaser. Where the purchaser is a bank, a trust or an investment company referred to in Article 18 of Italian Unified Financial Act, such subject directly provides for the FTT’s payment.

FTT does not apply to transfers of ownership of shares executed by way of inheritance or gift. The FTT does not apply, among others, also to: (i) transactions related to the issuing and the cancellation of shares, (ii) transfers of the ownership of newly issued shares also through the exercise of option rights by the issuer’s shareholders, (iii) temporary transfers of ownership referred to ‘‘securities financing transactions’’ of paragraph (10), Article 2 of Commission Regulation (EC) No 1287/2006, (iv) transfers of ownership of shares executed by companies between which there exists a relationship of control referred to in Article 2359, first paragraph, No 1) and No 2), and second paragraph of the Italian Civil Code or which are controlled by the same company, and (iv) transfers of ownership of shares arising from restructuring operations under article 4 of Council Directive 2008/7/EC of February 12, 2008 or from mergers and divisions of collective investment undertakings; v) the assignment of equities against distribution of profits, reserves or reimbursement of share capital.

FTT does not also apply to the transfers of the ownership of shares traded on regulated markets or in multilateral trading facilities issued by companies with an average market capitalization lower than Euro 500 million, as registered in November of the year preceding the issue of the shares. By December 20 of each year, the Ministry of Economy and Finance shall draw up and publish on its website the list of companies resident in the State territory for the purposes of the exclusion. The exclusion from FTT shall also apply to transfer not executed in regulated markets or in multilateral trading facilities. In case of admission to trading on regulated markets or in multilateral trading facilities, the inclusion in the list is verified as from the year following that for which it is possible to calculate an average market capitalization for the month of November; until this year, a capitalization lower than the capitalization limit of Euro 500 million is presumed.

Moreover, exemption from FTT is granted to:

(a)	pension funds subject to supervision under Directive 2003/41/EC and to compulsory social security institutions, set up in one of the EU Member States or in one of the EEA Member States, included in the Italian White List, as well as to other supplementary pension schemes referred to in Decree 252;

(b)	the transfers of ownership and the transactions referred to in Article 1, paragraph 1, letter m) of Italian Unified Financial Act, classed as “ethical” or “socially responsible” pursuant to Article 117-ter of Italian Unified Financial Act;

(c)	the transactions executed during market making activities as defined in Article 2, paragraph 1, letter k) of Regulation (EC) No 236/2012 of the European Parliament and of the Council of March 14, 2012, and in document ESMA/2013/158 of February 1, 2013; and

(d)	the transactions executed in the context liquidity assistance activities within the framework of accepted market practices, approved by the financial market authority under Directive 2003/6/EC of the European Parliament and of the Council of January 20, 2003, and under Commission Directive 2004/72/EC of April 29, 2004. FTT does not apply only in the case the subjects that execute such transactions have entered into a contract with the company issuing the financial instruments.

For the transactions referred to in points (c) and (d) above, the exemption is only granted to those subjects carrying out market-making activities and providing liquidity assistance as indicated therein and only to the transactions executed to carry out such activities. The exemption regime outlined in points (a), (c) and (d) shall apply only for the subject pointed out in such points. As a consequence, the counterparty may be liable to pay FTT.

Exemption from FTT shall also apply to transactions having as counterpart the European Union, the European institutions, the European Central Bank, the European Investment Bank, the central banks of the EU Member States, the central banks and organizations managing, among others, the official reserves of other States and the bodies or international organizations established in accordance with international agreements enforced in Italy. In relation to these transactions, FTT is not payable by either party.

The FTT is not deductible for income taxes (IRPEF and IRES) purposes, including their substitute taxes, as well as for Italian regional tax on business activities (IRAP) purposes.

(ii)	High-frequency trading

Starting from March 1, 2013, the transactions effected on the Italian financial market are subject to a tax on high-frequency trading with regard to financial instruments referred to in paragraph (i) Transfer of ownership of the Shares”.

Italian financial market means the regulated markets and multilateral trading facilities authorized by CONSOB pursuant to Articles 63 and 77-bis of Italian Unified Financial Act.

There shall be deemed to be high-frequency trading those transactions generated by a computer algorithm that automatically determines the decisions relating to the sending, modification and cancellation of orders and of the related parameters that occur at intervals not exceeding half a second.

The tax rate is 0.02% and it is applied, for each trading day, on the value of the cancelled and modified orders exceeding a threshold of 60% of the entered and modified orders.

The tax is payable by the subjects that, by means of the aforementioned algorithms, execute purchase and sale orders and the related modifications and cancellations.

Transfer of the Shares upon Death or by Gift

Subject to certain exceptions, Italian inheritance and gift tax is generally payable on transfers of assets and rights (including Shares) (i) by reason of death or gift by Italian resident persons (or other transfers for no consideration and the creation of liens on such assets for a specific purpose, including, according to a certain interpretation, the segregation of assets into a trust), even if the transferred assets are held outside Italy, and (ii) by reason of death or gift by non-Italian resident persons, but limited to transferred assets held in Italy. Shares in corporations that are resident in Italy for tax purposes (because they have their registered office or their place of effective management or their main business purpose in Italy for the greater part of the tax year) are deemed to be held in Italy.

Subject to certain exceptions, transfers of assets and rights on death or by gift are generally subject to inheritance and gift tax as follows:

(i)	at a rate of four percent in case of transfers made to the spouse or relatives in direct line, on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, Euro 1,000,000.00;

(ii)	at a rate of six percent in case of transfers made to relatives up to the fourth degree or relatives-in-law up to the third degree on the entire value of the transferred assets (in the case of transfers to brothers or sisters, the six percent rate is applicable only on the portion of the global net value of the transferred assets, if any, exceeding, for each beneficiary, Euro 100,000.00);

(iii)	at a rate of eight percent in any other case.

If the transfer is made in favor of persons with severe disabilities, the tax applies on the value exceeding Euro 1,500,000.00 at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

Stamp Duty

Under Article 13(2bis-2ter) of Decree No. 642 of October 26, 1972 (“Stamp Duty Act”), a 0.20% stamp duty generally applies on communications and reports that Italian financial intermediaries periodically send to their clients in relation to the financial products that are deposited with such intermediaries. Shares are included in the definition of financial products for these purposes. Communications and reports are deemed to be sent at least once a year even if the Italian financial intermediary is under no obligation to either draft or send such communications and reports.

There is no minimum amount. The stamp duty cannot exceed Euro 14,000.00 per year for investors other than individuals.

Based on the wording of the law and the implementing decree issued by the Italian Ministry of Finance on May 24, 2012, the 0.20% stamp duty does not apply to communications and reports that the Italian financial intermediaries send to investors who do not qualify as “clients” according to the regulations issued by the Bank of Italy.

The taxable base of the stamp duty is the market value or—in the lack thereof—the nominal value or the redemption amount of any financial product.

Wealth Tax on Financial Products Held Abroad (“IVAFE”)

Under Article 19 of Decree No. 201 of December 6, 2011, Italian resident individuals holding certain financial products outside of Italian territory (including shares) are required to pay a wealth tax at the rate of 0.20%. The wealth tax applies on the market value at the end of the relevant year or—in the lack thereof—on the nominal value or the redemption value of such financial products held outside of Italian territory. Taxpayers may deduct from the Italian wealth tax a tax credit equal to any wealth tax paid in the country where the financial products are held (up to the amount of the Italian wealth tax due).

Certain Reporting Obligations for Italian Resident holders of the Shares

Under Law Decree No. 167 of June 28, 1990, individuals, non-business entities and non-business partnerships that are resident in Italy for tax purposes and, during the fiscal year, hold financial assets abroad (including possibly the Shares) must, in certain circumstances, disclose these financial assets to the Italian tax authorities in section RW of their income tax return (or if the income tax return is not due, in a proper form that must be filed within the same term as prescribed for the annual income tax return).

No disclosure requirements exist for financial assets (including the Shares) under management or administration entrusted to Italian resident intermediaries (Italian banks, broker-dealers (SIM), fiduciary companies or other professional intermediaries as indicated under Article 1 of Decree No. 167 of June 28, 1990) and for contracts concluded through their intervention, provided that the cash flows and the income derived from such assets and contracts have been subjected to Italian withholding tax or substitute tax by such intermediaries.

In addition, following the intergovernmental agreement between Italy and the United States of America with reference to the implementation of the Law on Foreign Account Tax Compliance Act (FATCA) and of the Law no. 95, of June 18, 2015, which contains the ratification and implementation of this Agreement, as well as provisions on the performance of financial institutions for the purposes of implementing the automatic exchange of information deriving from the said agreement and agreements between Italy and other States (Common Reporting Standard), implemented with Ministerial Decree of December 28, 2015 and executed with the Order of the Director of the Revenue Agency Prot. N. 125650 of July 4, 2017, holders of financial instruments (including shares) may, subject to certain conditions, be subject to certain disclosure requirements.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes certain U.S. federal income tax consequences of the receipt, exercise and disposition of Rights pursuant to the Rights Offering or the Rights Auction, as well as the acquisition, ownership and disposition of the New Shares, and is based upon the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the U.S. Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the U.S. Internal Revenue Service (“IRS”), and other administrative pronouncements of the IRS, all available as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. No ruling will be sought from the IRS with respect to any statement in this discussion and there can be no assurance that the IRS will not challenge such statements, or, if challenged, that a court will uphold such statement. This discussion is applicable to U.S. Holders (as defined below) that receive Rights with respect to the Company’s outstanding shares in the Rights Offering or purchase Rights in the Rights Auction and that hold Rights and, if applicable, the New Shares as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion does not address the consequences to investors who acquire New Shares in exchange for existing debt. Investors who acquire New Shares in exchange for existing debt should consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the receipt, ownership, and disposition of the New Shares. This discussion does not address any U.S. federal estate or gift tax consequences, the alternative minimum tax, the Medicare tax on net investment income or any state, local, or non-U.S. tax consequences.

For purposes of this discussion a “U.S. Holder” is a beneficial owner of a share that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust.

This discussion does not address all U.S. federal income tax consequences applicable to any particular investor, and does address the tax consequences applicable to persons subject to special treatment under the U.S. federal income tax laws, including a person who is:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding the shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting;

•	a person liable for alternative minimum tax;

•	a U.S. expatriate or former U.S. citizen or long-term resident;

•	an investor that holds Rights or New Shares through a financial account at a foreign financial institution that does not meet the requirements to be exempt from withholding with respect to certain payments under Section 1471 of the Code;

•	persons who acquired New Shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	partnerships or other pass-through entities or arrangements, or persons holding shares through such partnerships or other pass-through entities or arrangements;

•	a person who actually or constructively owns 10% or more of the total combined value of all classes of our voting stock; or

•	a person whose functional currency is not the U.S. dollar.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Rights or New Shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Any such partnership should consult its tax advisers as to the U.S. federal income tax consequences of the partnership’s receipt, exercise and disposition of Rights as well as the partnership’s acquisition, ownership and disposition of New Shares.

Investors are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local, non-U.S. and other tax consequences to them of the receipt, exercise and disposition of Rights pursuant to the Rights Offering or Rights Auction, and the purchase, ownership, and disposition of the New Shares.

We expect and, except as otherwise indicated, this summary assumes, that we will not be a passive foreign investment company for U.S. federal income tax purposes. See the discussion under “—Passive Foreign Investment Company”.

Taxation of Rights

Receipt of Rights Issued in the Rights Offering

Generally, a U.S. Holder should not be required to include any amount in income for U.S. federal income tax purposes as a result of the Rights Offering. If, on the date Rights are issued, the fair market value of the Rights allocable to a U.S. Holder is less than 15 per cent. of the fair market value of the existing shares held by a U.S. Holder with respect to which such Rights are issued, the Rights will generally have a zero basis for U.S.

federal income tax purposes. However, such U.S. Holder may affirmatively elect to allocate basis in proportion to the relative fair market value of such U.S. Holder’s existing shares and the New Shares, determined on the date of issuance. This election must be made in the tax return of the U.S. Holder for the taxable year in which the Rights are issued, and is irrevocable once made.

If, on the date Rights are issued, the fair market value of the Rights attributable to a U.S. Holder is at least 15 per cent. of the fair market value of the existing shares with respect to which the Rights are issued, then the basis in such U.S. Holder’s existing shares must be allocated between such existing shares and the Rights issued in proportion to their fair market values determined on the date the Rights are issued. The fair market value of the Rights on the date the Rights will be distributed is uncertain, and the Company has not obtained, and does not intend to obtain, an appraisal of the fair market value of the Rights on that date.

Rights Purchased in the Rights Auction

A U.S. Holder’s tax basis in the Rights purchased in the Rights Auction will generally be such U.S. Holder’s cost in U.S. dollars.

Sale, exchange or other disposition of the Rights

A U.S. Holder will recognise capital gain or loss on the sale, exchange or other disposition of Rights in an amount equal to the difference between such U.S. Holder’s tax basis in the Rights and the U.S. dollar value of the amount realised (as determined for U.S. federal income tax purposes) from the sale, exchange or other disposition. For U.S. Holders who acquire their Rights with respect to existing shares in the Rights Offering, the U.S. Holder’s holding period in the Rights should include its holding period in the existing shares with respect to which the Rights were distributed. Capital gains of individuals and certain other non-corporate U.S. Holders derived from capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to significant limitations. Any gain or loss generally will be treated as arising from U.S. sources.

Exercise of Rights and receipt of New Shares

A U.S. Holder will not recognise taxable income upon the receipt of New Shares pursuant to the exercise of Rights. Such a U.S. Holder will have a tax basis in the New Shares equal to the sum of the Offer Price for the New Shares and the U.S. Holder’s tax basis, if any, in the Rights. A U.S. Holder’s holding period in the New Shares received upon exercise of the Rights generally will begin on the date the Rights are exercised.

Expiration of Rights

If a U.S. Holder who receives Rights with respect to existing shares in the Rights Offering allows the Rights to expire without selling or exercising them (and such U.S. Holder does not receive any proceeds), such U.S. Holder should not recognise any loss upon the expiration of the Rights. In addition, such U.S. Holder’s basis in its existing shares will not be affected by the Rights Offering or such U.S. Holder’s decision to allow its Rights to expire.

If a U.S. Holder who purchases Rights in the Rights Auction allows the Rights to expire without selling or exercising them (and such U.S. Holder does not receive any proceeds), such U.S. Holder should recognise a short-term capital loss equal to such holder’s basis in the Rights upon the expiration of the Rights, which will be treated as arising from U.S. sources. The deductibility of capital losses is subject to significant limitations.

Payments in Non-U.S. Currency

U.S. Holders should consult their own tax advisers about how to account for payments they make or receive with respect to the Rights in a currency other than U.S. dollars.

Taxation of New Shares

Distributions on New Shares

Distributions will be includible in a U.S. Holder’s income as dividends to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax free return of capital, and the balance in excess of a U.S. Holder’s adjusted tax basis in the New Shares will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate our earnings and profits in accordance with U.S. federal income tax principles, and, accordingly, U.S. Holders should expect that a distribution will generally be reported as a dividend even if that distribution (or a portion thereof) would otherwise be treated as a tax-free return of capital or as capital gain. Such dividends will not be eligible for the dividends received deduction allowed to U.S. corporations for dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may be taxed at the lower capital gain rates applicable to “qualified dividend income”, provided (1) we are eligible for the benefits of the income tax treaty between the United States and Italy (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for either the taxable year in which the dividend was paid or the preceding taxable year, (3) certain holding period requirements are met and (4) U.S Holders are not under an obligation to make related payments with respect to positions in substantially similar or related property. We expect to be eligible for Treaty benefits as long as there is regular trading of the New Shares on the Borsa Italiana S.p.A. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gain rates applicable to qualified dividend income for dividends paid with respect to the New Shares.

Subject to certain limitations, a U.S. Holder will generally be entitled to a credit against its U.S. federal income tax liability, or a deduction in computing its U.S. federal taxable income, for Italian income taxes withheld. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividend income will generally constitute foreign source “passive category” income for foreign tax credit purposes. The rules relating to foreign tax credits are complex and a U.S. Holder should consult its own tax adviser regarding the availability and the application of the foreign tax credit to their particular situation.

U.S. Holders should consult their own tax advisors regarding how to account for dividends that are paid in a currency other than the U.S. dollar.

Sale or Other Taxable Disposition of New Shares

A U.S. Holder will recognize U.S. source capital gain or loss upon the sale or other taxable disposition of New Shares in an amount equal to the difference between the U.S. dollar value of the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such New Shares. Any capital gain or loss will be long-term if the New Shares have been held for more than one year at the time of the sale or other taxable disposition. Certain non-corporate U.S. Holders, including individuals, are eligible for reduced rates of taxation on long-term capital gains. The deductibility of capital losses is subject to limitations.

U.S. Holders that qualify for benefits under the Treaty generally may not be subject to Italian withholding tax on capital gains. A U.S. Holder that is subject to Italian withholding tax on capital gain and is not eligible for a refund may elect to deduct such withholding tax, but may be substantially limited in its ability to claim a foreign tax credit because the capital gains would not qualify as foreign source. U.S. Holders should consult their own tax advisors regarding the application of these rules in their particular circumstances.

U.S. Holders should consult their own tax advisors regarding how to account for sale or other disposition proceeds that are paid in a currency other than the U.S. dollar.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75 per cent. of its gross income is classified as “passive income” or (ii) 50 per cent. of the average quarterly value of its assets produce or are held for the production of passive income. For this purpose, passive income generally includes, among other items, dividends, interest, gains from certain commodities transactions, certain rents, royalties and gains from the disposition of passive assets. For purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the stock of another corporation is treated as if it held its proportionate share of the assets of such other corporation and received directly its proportionate share of the income of such other corporation. However, under the relevant rules, interest or other income derived from the active conduct of banking business of a non-U.S. corporation that meets certain conditions will not be considered passive income.

We do not believe we were a PFIC for our most recent taxable year and we do not expect to be a PFIC for the current taxable year or in the foreseeable future, although there can be no assurance in this regard because our status as a PFIC depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Our belief is based in part on proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, and on estimates of our income and assets. Because the proposed Treasury regulations may not be finalized in their current form, the application of the proposed regulations is not entirely clear and the composition of our income and assets will vary over time, there can be no assurance that we were not or will not become a PFIC for any particular taxable year.

A non-U.S. corporation is classified as a PFIC in any year in which it meets either the income or asset test discussed above, which depends on the actual financial results for each year in question. Accordingly, it is possible that we may be a PFIC in the current or any future taxable year due to changes in our asset or income composition. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in offerings.

If we are a PFIC for any taxable year during which a U.S. Holder holds the New Shares, such U.S. Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a U.S. Holder’s holding period for the New Shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over a U.S. Holder’s holding period for the New Shares;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and

•	the amount allocated to each other taxable year will be subject to tax at the highest tax rate in effect for that year and the interest charge applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution in which we were a PFIC cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the New Shares cannot be treated as capital, even if a U.S. Holder holds the New Shares as capital assets. In addition, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. A U.S. Holder will be required to report additional information with its U.S. federal income tax return if such U.S. Holder holds the New Shares in any year in which we are a PFIC.

If we are a PFIC and if any of our subsidiaries or other entities in which we, directly or indirectly, own equity are PFICs (collectively, “Lower-tier PFICs”), a U.S. Holder will be deemed to own its proportionate share of any Lower-tier PFICs and will be subject to U.S. federal income tax according to the PFIC rules described in the paragraph above on (i) certain distributions by a Lower-tier PFIC and (ii) a disposition of shares of a Lower-tier PFIC, in each case as if the U.S. Holder owned such shares directly, even though it has not received the proceeds of those distributions or dispositions directly. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, a U.S. Holder may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is “regularly traded” on a “qualified exchange.” In general, the shares will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of the shares is traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. A non-U.S. securities exchange on which the shares are will be a “qualified exchange” if it is (i) regulated or supervised by a governmental authority of the country in which the market is located; (ii) has trading volume, listing, financial disclosure, surveillance, and other requirements designed to prevent fraudulent and manipulative acts and practices, to remove impediments to and perfect the mechanism of a free and open, fair and orderly, market, and to protect investors; and the laws of the country in which the exchange is located and the rules of the exchange ensure that such requirements are actually enforced; and (iii) the rules of the exchange effectively promote active trading of listed stocks. No assurance can be given that the New Shares will be regularly traded on a qualified exchange for purposes of the mark-to-market election.

If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year as ordinary income the excess of the fair market value of the New Shares at the end of the year over the adjusted tax basis in the New Shares. Such U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of the adjusted tax basis in the New Shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s adjusted tax basis in the New Shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. Any distributions that we make would generally be subject to the rules discussed above under “—Distributions,” except that the lower rate applicable to qualified dividend income would not apply. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years (provided that, for any subsequent taxable year in which we are not a PFIC, a U.S. Holder will not include in income mark-to-market gain or loss) unless the New Shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. Because a mark-to-market election generally cannot be made for equity interests in Lower-tier PFICs, U.S. Holders generally will continue to be subject to the PFIC rules with respect to their indirect interest in any Lower-tier PFICs. As a result, distributions from, and dispositions of, Lower-tier PFICs, as well as certain other transactions, generally will be treated as distributions or dispositions subject to the rules above regarding excess distributions, even if a mark-to-market election is made. U.S. Holders are urged to consult their tax advisors about the availability and advisability of the mark-to-market election in their particular circumstances, as well as the impact of such election on interests in any Lower-tier PFICs.

Investors in certain PFICs can elect to be taxed on their share of the PFIC’s ordinary income and net capital gain by making a qualified electing fund election (a “QEF election”), which, if made, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above under the excess distribution regime. We do not expect that a U.S. Holder will be eligible to make a QEF election with respect to the New Shares.

Each U.S. Holder is urged to consult its own tax advisor concerning the U.S. federal income tax consequences of holding New Shares if we are a PFIC in any taxable year during its holding period.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting on amounts received by such U.S. Holder from a distribution on, or disposition of New Shares, unless such U.S. Holder establishes that it is exempt from these rules. If a U.S. Holder does not establish that it is exempt from these rules, it may be subject to backup withholding on the amounts received unless it provides a taxpayer identification number and otherwise complies with the requirements of the backup withholding rules. Backup withholding is not an additional tax and the amount of any backup withholding from a payment that is received will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided that the required information is timely furnished to the IRS.

In addition, U.S. Holders should consult their tax advisors about any reporting obligations that may apply as a result of the acquisition, holding or disposition of the New Shares. Failure to comply with applicable reporting obligations could result in the imposition of substantial penalties.

PLAN OF DISTRIBUTION

The Underwriting Structure

In connection with the Rights Offering, we entered into (i) an agreement with the Guarantors (as amended and including the Addendum thereto, the “Guarantee Agreement”), (ii) an agreement with Equita SIM S.p.A. (“Equita”) regarding the Equita First Allocation Commitment (as defined below) (as amended, the “Equita First Allocation Agreement”), and (iii) an agreement with Equita regarding the Equita Proportional Commitment (the “Equita Proportional Agreement” and, together with the Equita First Allocation Agreement, the “Equita Agreements” and the Equita Agreements and the Guarantee Agreement, the “Underwriting Agreements”). In addition, in connection with the Rights Offering, our shareholders Malacalza Investimenti S.r.l. (“Malacalza Investimenti”), Compania Financiera Lonestar S.A. (“Lonestar”), Spininvest S.r.l. (“Spininvest”) and Gruppo Coop Liguria (“Coop Liguria”) have committed to subscribe New Shares in the Rights Offering in an aggregate amount of 12,847,251,360 New Shares or Euro 128,472,514 no later than the last day of the Subscription Period (collectively, the “Shareholders’ Commitments” and each individually, a Shareholder’s Commitment). The Shareholder’s Commitment of Malacalza Investimenti is conditional upon the absence of the termination, invalidity or inefficacy of or withdrawal from, or the occurrence of any circumstances that could lead to the termination, invalidity or inefficacy of or withdrawal from, the Guarantee Agreement or any irrevocable subscription commitments by other shareholders of the Company or applicable law. The Lonestar Shareholder’s Commitment is conditional on upon (i) by the end of the Subscription Period, the absence of the termination of, withdrawal from, annulment of or inefficacy of the Guarantee Agreement or any subscription and/or underwriting commitment by third parties (the “Third Party Commitments”) and (ii) by the end of the Subscription Period, the absence of any facts, events or circumstances that, pursuant to the terms of the Guarantee Agreement or any Third Party Commitment or applicable law, would result in a withdrawal right from or termination right of, or render invalid or ineffective the Guarantee Agreement. The Spininvest Shareholder’s Commitment is conditional on (i) the Guarantors’ obligations being in place by the end of the Subscription Period and (ii) by the end of the Subscription Period, the absence of any facts, events or circumstances that, pursuant to the terms of the Guarantee Agreement or any Third Party Commitment or applicable law, would result in a withdrawal right from or termination right of, or render invalid or ineffective the Guarantee Agreement. Lastly, Malacalza Investimenti has been granted an option to subscribe for, at its discretion at the Offer Price up to such number of New Shares not subscribed in the Rights Offering following the Second Exercise Date that would increase Malacalza Investimenti’s shareholdings in the Company to 28% or Euro 69,495,246, assuming the subscription of the Capital Increase in full (the “Malacalza Investimenti Option”). Pursuant to the Malacalza Investimenti Option, the Guarantors are required to communicate to Malacalza Investimenti the results of the Rights Auction within eight hours from receiving the related notice from the Company. If Malacalza Investimenti elects to exercise its option, in full or in part, it is required to so communicate this election to the Guarantors within 12 hours from the notice by the Guarantors. The Malacalza Investimenti Option is conditional upon Malacalza Investimenti subscribing its portion of the Shareholders’ Commitments during the Subscription Period. In connection with the Malacalza Investimenti Option, Malacalza Investimenti has applied to the ECB among others, for approval of the increase in Malacalza’s shareholding in the Company to 28%.

Pursuant to the above-mentioned agreements and subject to the terms thereof, if the Rights Offering following the Second Exercise Date will not be fully subscribed, the New Shares not subscribed in the Rights Offering will be subscribed pari passu by the Guarantors and Equita, pro rata, pursuant to the Guarantee Agreement and the Equita Proportional Agreement. after the following deductions: first, pursuant to the Malacalza Investimenti Option, if exercised; second by Equita pursuant to the Equita First Allocation Agreement; and third, net of any New Shares subscribed by Eligible LME Investors pursuant to the Reserved LME Tranche.

The Guarantee Agreement

Pursuant to the Guarantee Agreement, the Guarantors will, severally and not jointly, and subject to certain conditions, guarantee the Subscription of (a) up to 36,950,448,480 New Shares or Euro 369,504,485, not subscribed in the Rights Offering net of any New Shares (i) subscribed pursuant to the Malacalza Investimenti Option (if exercised), (ii) guaranteed pursuant to the Equita First Allocation Agreement, (iii) subscribed pursuant to the Reserved LME Tranche by the Eligible LME Investors and (iv) guaranteed pro rata by Equita, on a pari passu basis pursuant to the Equita Proportional Agreement. In addition, on November 21, we entered into an addendum to the Guarantee Agreement with the Guarantors (the “Addendum”), pursuant to which the Guarantors further undertook, severally and not jointly, to guarantee the subscription of up to an aggregate maximum of 202,300,160 New Shares offered but not subscribed under the Reserved LME Tranche such that at least 202,300,160 New Shaes are subscribed in the Reserved LME Tranche.

The Guarantee Agreement sets forth customary representations, warranties and covenants, as well as certain customary conditions precedent and termination events that may limit or qualify such Guarantors’ undertaking. For example, the Guarantee Agreement provides the Guarantors with the right to terminate the agreement if certain conditions or events occur, including a material adverse change or force majeure or a material breach by us of our representations or warranties set forth in the Guarantee Agreement.

In particular, the Guarantee Agreement contains the following conditions: (a) the absence of any circumstances that would have an adverse impact on the completion of the disposals of either (i) the NPL portfolio of up to Euro 1.4 billion or (ii) the participation in Creditis, the merchant book and the NPL management platform; (b) the subscription and payment for any New Shares pursuant to the Shareholder Commitments; and (c) in relation to the Equita First Allocation Commitment and the Equita Proportional Commitment, (i) prior to the end of the Subscription Period, evidence that the funds relating to the New Shares to be sub-underwritten by the respective Equita Sub-Underwriters (as defined below) have been transferred to escrow accounts, and (ii) on the Settlement Date (as defined below), prior to settlement, the subscription and payment by Equita of any related New Shares.

The Equita First Allocation Agreement

The Equita First Allocation Agreement concerns the underwriting by Equita of Remaining Underwritten New Shares of a maximum amount of up to Euro 129,950,000 on a first allocation basis (the “Equita First Allocation Commitment”). The Equita First Allocation Agreement is conditional upon (i) the absence of the termination of or withdrawal from, or the occurrence of any circumstances that could lead to the termination of or withdrawal from, the Guarantee Agreement, and the absence of the Guarantors or the third parties who have granted Third Party Commitments not fulfilling their respective underwriting commitments and (ii) the transfer by the Equita First Allocation Sub-Underwriters (as defined below), by the end of the Subscription Period, of funds in an amount equal to the Remaining Underwritten New Shares which it has sub-underwritten. The Equita First Allocation Commitment is fully sub-underwritten by four sub-underwriters, including Compania Financiera Lonestar S.A. (for Remaining Underwritten New Shares in a maximum amount of Euro 19,950,000) and Credito Fondiario S.p.A. (for Remaining Underwritten New Shares in a maximum amount of Euro 30,000,000) (the four sub-underwriters, collectively, the “Equita First Allocation Sub-Underwriters”). Such sub-underwriting arrangements are conditional upon the absence of the termination of or withdrawal from, or the occurrence of any circumstances that could lead to the termination of or withdrawal from, the Guarantee Agreement, and the absence of the Guarantors or the third parties who have provided underwriting commitments who have granted Third Party Commitments not fulfilling their respective underwriting commitments. In addition, (i) the sub-underwriting agreement entered into by Credito Fondiario S.p.A. (sub-underwriting for Remaining Underwritten New Shares in a maximum amount of Euro 30,000,000) is conditional upon the entering into with the Company of a sale agreement in connection with the disposal of the NPL portfolio and the recovery platform by no later than December 5, 2017 on the basis of the binding offer submitted by Credito Fondiario S.p.A.; (ii) the sub-underwriting agreement entered into by an international institutional investor (sub-underwriting for Remaining Underwritten New Shares in a maximum amount of Euro 50,000,000) is conditional upon (a) the acceptance by the Company by no later than November 22, 2017 of the binding offer submitted such institutional investor on November 20, 2017 and (b) the entering into with the Company of a sale agreement in connection with the disposal of Creditis S.p.A. and/or the loan portfolio held by Creditis S.p.A. by no later than December 6, 2017 on the basis of the binding offer received on November 20, 2017 on the basis of such binding offer, and the granting to such investor an exclusivity of 30 calendar days; (iii) the sub-underwriting agreement entered into by an Italian institutional investor (sub-underwriting for Remaining Underwritten New Shares in a maximum amount of Euro 30,000,000) the Company granting, by December 5, 2017, the right to such investor to make an offer to the Company to acquire a non-securitized non-performing loan portfolio of approximately Euro 200 million and to then negotiate such acquisition and (iv) the Lonestar Shareholder’s commitment (sub-underwriting for Remaining Underwritten New Shares in a maximum amount of Euro 19,950,000) is conditional upon (a) the absence of the termination of, withdrawal from, annulment of or inefficacy of the Guarantee Agreement or any Third Party Commitments (including the Lonestar Shareholder’s Commitment) or (b) the absence of the Guarantors or any party providing a Third Party Commitment not fulfilling their obligations thereunder.

The Equita Proportional Agreement

The Equita Proportional Agreement concerns the underwriting by Equita of Remaining Underwritten New Shares to a maximum amount of up to Euro 35,000,000, pro rata with the Guarantors on a pari passu basis (the

“Equita Proportional Commitment”). The Equita Proportional Agreement is conditional upon (i) the absence of the termination of or withdrawal from, or the occurrence of any circumstances that could lead to the termination of or withdrawal from, the Guarantee Agreement, and the absence of the Guarantors not fulfilling their underwriting commitments, and (ii) the transfer into an escrow account by the Equita Proportional Sub-Underwriters (as defined below), by the end of the Subscription Period, of funds in an amount equal to the Remaining Underwritten New Shares which it has sub-underwritten by the end of the Subscription Period. The Equita Proportional Commitment is fully sub-underwritten by sub-underwriters (for amounts up to Euro 25,000,000 and Euro 10,000,000, respectively) (collectively, the “Equita Proportional Sub-Underwriters” and, together with the Equita First Allocation Sub-Underwriters, the “Equita Sub-Underwriters”). Such sub-underwriting arrangements are conditional upon the absence of the termination of or withdrawal from, or the occurrence of any circumstances that could lead to the termination of or withdrawal from, the Guarantee Agreement, and the absence of the Guarantors not fulfilling their underwriting commitments.

See “Risk Factors—Risks Related to the New Shares and the Rights—The Guarantors’ obligation to subscribe for the New Shares is based on a Guarantee Agreement, which the Guarantors can terminate under certain circumstances; if the Capital Increase is not fully subscribed and the Guarantee Agreement terminated, the Bank may be subject to measures under the BRRD and investors may lose part or all of their investment”.

Subject to the terms and conditions of the Guarantee Agreement (including the Addendum), each Joint Global Coordinator and the Co-Global Coordinator named below has agreed, severally and not jointly, to underwrite the percentage and maximum number of Remaining Underwritten New Shares set forth opposite its name below.

Guarantors	Maximum number of Remaining Underwritten New Shares	Percentage of Remaining Underwritten New Shares
Credit Suisse Securities (Europe) Limited	14,861,099,456	40.0%
Deutsche Bank AG, London Branch	14,861,099,456	40.0%
Barclays Bank PLC	7,430,549,728	20.0%

Total	37,152,748,640	100.00%

On November 16 and 17, 2017, our current Shareholders, Malacalza Investimenti S.r.l., Compania Financiera Lonestar S.A., Spininvest S.r.l. and Coop Liguria Società Cooperativa di Consumo irrevocably committed in writing to subscribe and pay for 12,847,251,360 New Shares pro rata to their own shareholdings for an aggregate amount of approximately Euro 128.5 million.

Commission and Costs

In the event that all the New Shares are subscribed for pursuant to the exercise of the Rights, the Guarantors will have no obligation to subscribe for any New Shares under the Guarantee Agreement but will be entitled to receive their commissions pursuant to the Guarantee Agreement. In addition, the Company has agreed to reimburse the Guarantors for certain of their expenses in connection with the Rights Offering. Finally, under the Equita First Allocation Agreement and the Equita Proportional Agreement, we have agreed to pay fees to Equita amounting to 5% and 3.4%, respectively, of the value of the maximum number of Remaining Underwritten New Shares to be subscribed by Equita under the Equita First Allocation Agreement and the Equita Proportional Agreement, respectively. The Company estimates that the aggregate amount for costs and other expenses, including the commissions payable to the Guarantors and Equita, will be approximately Euro 51.7 million, Euro 14.7 million of which the Company expects will be payable regardless of the completion of the Capital Increase.

Lock-up

The Company has agreed that during the period from the date of the Guarantee Agreement to and including the day that is 180 days from the closing date following the completion of the Rights Auction (which shall be no later than five business days following such completion), the Company will not (i) issue or contract to issue, or directly or indirectly sell, transfer, pledge, lien, charge, grant security or an option over, or enter into any other agreement or arrangement having a similar effect, or in any way, whether directly or indirectly, dispose of the legal title to or beneficial interest in its shares, or publicly disclose the intention to make any such issue, sale, transfer, pledge, lien, charge, grant or offer; (ii) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of its shares, whether any such swap or transaction described under (i) or (ii) above is to be settled by the delivery of ordinary shares, cash or otherwise; or (iii) carry out any capital increases or issue any convertible bonds, exchangeable bonds or other securities which are convertible, exchangeable or exercisable into its shares; except with the prior written consent of the Guarantors. The preceding sentence shall not apply to: (i) the Rights Auction, (ii) the Rights Offering, (iii) the Reserved LME Tranche or (iv) any transactions implemented upon the request of an authority or implemented to comply with the applicable requirements under governing law, including regulatory capital requirements and coefficients.

Existing Relationships with the Guarantors

In the ordinary course of the Guarantors’ certain of their affiliates’ respective businesses, the Guarantors and their affiliates may, from time to time, engage in commercial and investment banking transactions with the Company (including the entry into credit agreements and the provision of credit lines and investment banking services) for which they have been or may be paid customary fees.

In connection with the Rights Offering, the Guarantors and/or their respective affiliates may act as investors for their own account and may take up Rights and/or New Shares and, in that capacity, may retain, purchase or sell for their own account such Rights, New Shares and/or any other securities of the Company or related investments and may offer or sell such securities or other related investments otherwise than in connection with the Rights Offering.

The Guarantors and/or their respective affiliates may also engage in lending services to Shareholders interested in the Rights Offering, which may include the pledge on the shares of the Company.

Accordingly, references herein to the rights and/or New Shares being offered or placed should be read as including any offering or placement of Rights and/or New Shares to the Guarantors and/or their respective affiliates acting in such capacity. Such persons do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

None of the Guarantors nor any of their respective affiliates intends to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so. In addition, in connection with the Issue, the Guarantors or their affiliates may enter into financing arrangements with investors, such as share swap arrangements or lending arrangements where Ordinary Shares are used as collateral that could result in one or more Guarantors or their affiliates acquiring shareholdings in the Company.

The Guarantors and certain of their affiliates’ respective business also engage, from time to time, in ordinary-course trading in the securities of the Company, including its ordinary shares and/or savings shares, for the Guarantors’ or their affiliates own accounts or on behalf of others.

Selling Restrictions

General

No action has been or will be taken in any country or jurisdiction other than Italy that would permit a public offering of the Rights or New Shares, or possession or distribution of this Offering Circular or any offering material in relation thereto, in any country or jurisdiction where action for that purpose is required. Accordingly, neither the Rights nor the New Shares may be offered or sold, directly or indirectly, and neither this Offering Circular nor any other offering material or advertisements in connection with the Rights or the New Shares may be distributed or published in or from any county or jurisdiction, except under circumstances that would result in compliance with any applicable rules and regulations of any such country or jurisdiction.

Persons who acquire possession of this Offering Circular are required to comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Rights or New Shares or have in their possession or distribute this Offering Circular, in all cases at their own expense.

European Economic Area

This Offering Circular has been prepared on the basis that any offer of Rights or New Shares to the public in any Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of securities. Accordingly, any person making or intending to make an offer of Shares in a Relevant Member State may make such offer at any time under the following exemptions under the Prospectus Directive, if they are implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant Guarantors, Joint Global Coordinators or Co-Global Coordinator nominated by us for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Shares shall require us or any Joint Global Coordinator or the Co-Global Coordinator to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Rights or New Shares to the public” in relation to any Rights or New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Shares to be offered so as to enable an investor to decide to purchase or subscribe for or purchase any Shares, as the definition of the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

Each person in a Relevant Member State who receives any communication with respect to, or who acquires any Shares under, the offers to the public contemplated in the Italian Prospectus will be deemed to have represented, warranted and agreed to and with each Joint Global Coordinator and the Co-Global Coordinator that:

(a)	it is a qualified investor within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b)	in the case of Rights or New Shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive: (i) the Rights or New Shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the Guarantors has been given to the offer or resale; or (ii) where Shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those Shares to it is not treated under the Prospectus Directive as having been made to such persons.

For the purposes of this representation, the expression an “offer to the public” in relation to any Rights or New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Rights or New Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Rights or New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.

We, the Guarantors and their affiliates may rely upon the truth and accuracy of the aforementioned deemed representations, acknowledgements and agreements and will not be responsible for any loss occasioned by such reliance.

Republic of Italy

This Offering Circular has not been submitted to the clearance of CONSOB and will not be subject to formal review or clearance by CONSOB. The New Shares and the Rights are being offered in the Republic of Italy pursuant to the Italian Prospectus.

Other than in connection with the Italian Offer and on the basis of the Italian Prospectus, no Rights or New Shares may be offered, sold or delivered, directly or indirectly, in Italy or to a resident of Italy, unless such offer, sale or delivery of Rights or New Shares or circulation or distribution of copies of this Offering Circular in Italy is made:

(i)	to “qualified investors” (investitori qualificati), as defined pursuant to the Regulation on Issuers, but excluding management companies and financial intermediaries authorized to manage individual portfolios on behalf of third parties and fiduciary companies managing portfolio investments regulated by Article 60(4) of Italian Legislative Decree No. 415 of July 23, 1996; or

(ii)	in other circumstances which are exempt from the rules on public offers pursuant to Article 100 of the Consolidated Financial Act and its implementing CONSOB regulations, including the Regulation on Issuers.

Any offer of New Shares or Rights or any distribution of this Offering Circular within the Republic of Italy must be, in any event, conducted:

(c)	made by “authorized persons” (soggetti abilitati) (including investment firms, banks or financial intermediaries, as defined by Article 1(1)(r) of the Consolidated Financial Act), to the extent duly authorized to engage in the placement and/or underwriting and/or purchase of financial instruments in Italy in accordance with the relevant provisions of the Consolidated Financial Act, CONSOB Regulation 16190 of October 29, 2007, as amended, the Consolidated Banking Act, and any other applicable laws and regulations; and

(d)	in accordance with any other applicable Italian securities, tax and exchange control laws and regulations and other applicable requirement or limitation which may be imposed by CONSOB or the Bank of Italy or any other Italian regulatory authority from time to time.

Any investor purchasing the Rights or the New Shares is solely responsible for ensuring that any offer or resale of the Rights or the New Shares it purchased occurs in compliance with applicable laws and regulations.

In accordance with Article 100-bis(1) of the Consolidated Financial Act, the subsequent resale on the secondary market in the Republic of Italy of the Rights or the New Shares (which were part of an offer made pursuant to an exemption from the obligation to publish a prospectus) constitutes a distinct and autonomous offer that must be made in compliance with the public offer and prospectus requirement rules provided under the Consolidated Financial Act and the Regulation on Issuers unless an exemption applies. Failure to comply with such rules may result in the subsequent resale of such Rights or New Shares being declared null and void and the intermediary transferring the shares may be liable for any damage suffered by the investors.

United Kingdom

No Rights or New Shares are being offered to the public in the United Kingdom using this Offering Circular. In the United Kingdom, this document is only being distributed to and is only directed at (1) qualified investors, as that term is defined in the Prospectus Directive (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth entities within the categories described falling within Article 49(2)(a)-(d) of the Order and (2) other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). The New Shares are only available in the United Kingdom, and any invitation, offer or agreement to purchase or otherwise acquire such securities in the United Kingdom will be engaged in only with relevant persons. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) in connection with the issue or sale of New Shares will be communicated or caused to be communicated and will only be communicated or caused to be communicated in circumstances in which section 21(1) of the FSMA does not apply to the Company. All applicable provisions of the FSMA with respect to anything done by it in relation to the New Shares in, from or otherwise involving the United Kingdom have been, and will be, complied with.

United States

Neither the Rights nor the New Shares have, nor will they be, registered under the Securities Act, or the securities laws of any state in the United States, and such securities may not be offered, sold, exercised or otherwise transferred only: (i) outside the United States in accordance with Rule 903 or Rule 904 under Regulation S; (ii) to a QIB in a transaction that is exempt from registration under the Securities Act and that meets the requirements of Rule 144A; (iii) pursuant to an effective registration statement under the Securities Act; (iv) in accordance with Rule 144 under the Securities Act; or (v) in another transaction not requiring registration under the Securities Act; and, in each case, in accordance with any applicable securities laws of any state of the United States or any other jurisdiction.

Any person who acquires Rights or the New Shares will be deemed to have acknowledged and agreed either (i) that such person is acquiring such securities in an offshore transaction complying with Regulation S, (ii) that such person is a QIB acquiring such securities, as the case may be, in transactions exempt from registration under the Securities Act, or (iii) in another transaction not requiring registration under the Securities Act.

Reserved LME Tranche investors should note that this exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the Company may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

Canada

The distribution of the Rights or the New Shares is being made on a private placement basis only and is therefore exempt from the requirement that the Company prepares and files a prospectus with the relevant Canadian securities regulatory authorities. Accordingly, any resale of the Rights or the New Shares, must be made in accordance with applicable Canadian securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with prospectus and registration requirements, statutory exemptions from the prospectus and registration requirements or under a discretionary exemption from the prospectus and registration requirements. These resale restrictions may under certain circumstances apply to resales of the Rights or the New Shares outside Canada. Canadian purchasers are advised to seek legal advice prior to any resale of the Rights or the New Shares both within and outside Canada.

The Company is not, and may never be, a “reporting issuer”, as such term is defined under applicable Canadian securities legislation, in any province or territory of Canada and there currently is no public market for any of the securities of the Company in Canada, including the Rights and the New Shares, and one may never develop. Canadian investors are advised that under no circumstances will the Company be required to file a prospectus or similar document with any securities regulator or regulatory authority in Canada qualifying the resale of the Rights or the New Shares to the public in any province or territory of Canada. Canadian investors are also advised that the Company currently has no intention to file a prospectus or similar document with any securities regulator or regulatory authority in Canada qualifying the resale of the Rights or the New Shares to the public in any province or territory in Canada. Accordingly, the Rights or the New Shares may be subject to an indefinite hold period under applicable Canadian securities laws unless resales are made in accordance with applicable prospectus requirements or pursuant to an available exemption from such prospectus requirements.

INDEPENDENT AUDITORS

The Historical Financial Statements of the Group as of and for the years ended December 31, 2016, 2015 and 2014, prepared in accordance with IFRS as adopted by the European Union, an English translation of which is included or incorporated by reference in this Offering Circular, have been audited by EY, independent auditors. EY is authorized and regulated by the Italian Ministry of Economy and Finance (“MEF”) and registered under No. 70945 on the special register of auditing firms held by the MEF. The registered office of EY is at via Po, 32, 00198 Rome, Italy.

The EY report on the consolidated financial statements of the Group as of and for the year ended December 31, 2016, issued on March 6, 2017, an English translation of which is included herein, contains an Emphasis of Matter paragraph that draws attention to the disclosure provided in the report on operations and the explanatory notes with reference to the approval by the board of directors, on February 28, 2017, of the 2016-2020 Strategic Plan Update. The directors inform that the 2016-2020 Strategic Plan Update includes the assessment made about the adequacy of the Group capital position to absorb the impacts arising from the achievement of the targets required by the European Central Bank on December 9, 2016. Further, the directors inform that, considering the uncertainties arising from the current scenario, based on the assessments made and subject to the realization of the actions described in the 2016-2020 Strategic Plan Update, principally those aimed to reinforce the capital position, they have prepared the consolidated financial statements on a going concern basis.

The EY report on the consolidated financial statements of the Group as of and for the year ended December 31, 2015, issued on March 8, 2016, an English translation of which is incorporated by reference herein, contains an Emphasis of Matter paragraph that draws attention to the actions for the strengthening of the Group’s capital, the draft decision issued by the European Central Bank on February 19, 2016, with the request under Regulation (EU) n. 1024/2013 to prepare a new funding plan to face liquidity needs, a new business plan reflecting the worsening on the current market scenario in comparison with the original assumption and a medium-term plan containing a reassessment of the Group’s strategic options and the going concern assessment.

The EY report on the consolidated financial statements of the Group as of and for the year ended December 31, 2014, issued on March 26, 2015, an English translation of which is incorporated by reference in this Offering Circular, which report contains an Emphasis of Matter paragraph that draw attention to the disclosure provided in the report on operations and in the explanatory notes with reference to the actions for the strengthening of the Group’s capital, including the proposal for capital increase via a rights issue for existing Shareholders for a maximum amount of Euro 850 million, aimed at fulfilling the additional own funds requirements formulated by the European Central Bank.

With respect to the unaudited interim consolidated financial information as of and for the nine months ended September 30, 2017, whose English translation is included herein, the independent auditors have performed the procedures specified by the International Federation of Accountants (IFAC) for the review of interim financial information, as described in the International Standard on Review Engagements (ISRE) 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” and have issued their review report on November 9, 2017. The English translation of the review report, included herein, states that they did not audit and they do not express an opinion on that unaudited interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures performed. The review report on the unaudited interim consolidated financial information as of and for the nine month period ended September 30, 2017 contains an Emphasis of Matter paragraph that draws attention to the disclosures provided by the directors with reference to i) the Company specific economic, capital and financial situation, which shows, at September 30, 2017, the non-compliance of the Common Equity Tier 1 Ratio (CET1), limited to the additional Capital Guidance component, and of the Total Capital Ratio as required by the European Central Bank in its Supervisory Review and Evaluation Process and, ii) the approval on September 13, 2017 of the Business Plan which provides, among other things, for a comprehensive effort to strengthen the capital structure of the Company, including: a) a capital increase up to Euro 560 million, approved by the Shareholder’s meeting held on September 28, 2017, b) the liability management exercise, approved by the bond holders meetings, which is subject to the successful outcome of the capital increase, and c) the disposals of assets, among which non-core buildings, the consumer credit subsidiary Creditis Servizi Finanziari S.p.A., the acquiring business (“merchant book”) and the platform for managing bad loans. Further, the Emphasis of Matter paragraph of the review report, describes the evaluation of the going concern performed by the directors, taking into consideration that the possible failure to execute the capital increase and the liability management exercise by December 31, 2017 might have significant adverse effects on the overall economic, capital and financial situation of the Company, with potential impacts on its capacity to operate as a going concern. Finally the

Emphasis of Matter Paragraph reports the assessment performed by the directors where, subject to the implementation of the actions provided for in the Business Plan, including in particular, the capital strengthening measures, the directors believe that the Company has the ability to comply with the capital requirements set under the Supervisory Review and Evaluation Process in the foreseeable future, and therefore, while considering the uncertainties associated with the current conditions, the directors have prepared the interim consolidated financial statements on a going concern basis.

LEGAL MATTERS

Clifford Chance Studio Legale Associato has advised on Italian and U.S. law and Maisto e Associati has advised the Company on certain Italian tax matters relating to the Capital Increase; White & Case LLP has advised the Guarantors on certain Italian and U.S. legal matters relating to the Capital Increase.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Our principal office is located at Via Cassa di Risparmio, 15, Genoa, Italy. Our telephone number at such offices is +39 010 57 91.

In accordance with Italian regulations, we make publicly available on our website www.gruppocarige.it as well as at our registered office and at Borsa Italiana, but do not mail to Shareholders unless specifically requested in writing: (i) an annual report containing audited consolidated financial statements for each year, no later than April 30 of the following year (which may be extended to June 30 of the following year in certain circumstances); (ii) an interim report containing consolidated financial statements that are subject to a limited review not constituting an audit by external auditors for the first six months of each year, no later than August 30 of that year; and (iii) quarterly selected unaudited financial data for each quarter of every year, no later than 45 days after the end of each such quarter (exceptions may be provided for the second and fourth quarters if the semi-annual and annual accounts are made available before the normal reporting dates).

We will also furnish certain information to Borsa Italiana, which is responsible for managing and overseeing the MTA.

GLOSSARY OF TERMS AND DEFINITIONS

Term	Definition
Additional Tier 1 or AT1	Additional Tier 1 capital of an entity is made up of the Additional Tier 1 Items after the deduction of the items under Article 56 of the CRR and application of Article 79 of the CRR (setting forth the conditions for the temporary exemption from the deduction of own funds).

Additional Tier 1 Items	Additional Tier 1 Items consist of: (i) capital instruments (that are not considered Common Equity Tier 1 or Tier 2 items), where the conditions laid down in Article 52(1) of the CRR are met; and (ii) share premium accounts related to the instruments referred to in point (i).

Adverse scenario	Macroeconomic scenario used for the Stress Test conducted as part of the Comprehensive Assessment by the ECB, the EBA, the ESRB and the national competent supervisory authorities responsible for the banking supervision in the EU member states of the European Union in the context of the Single Supervisory Mechanism. This scenario was proposed by the ESRB in close cooperation with the competent national supervisory authorities responsible for conducting the banking supervision, the ECB and the EBA. The adverse scenario, published by EBA on April 29, 2014, was designed so as to include the most relevant systemic risks (identified by the ESRB) for the stability of the EU financial system. The projections of the main macroeconomic and financial variables for all of the EU member states and a high number of non-EU countries were included therein. The most relevant systemic risks are: (i) a significant increase in global bond yields caused by a high increase in risk assessment by operators, especially towards emerging economies; (ii) a further deterioration of credit quality in countries with feeble demand; (iii) stalling policy reforms jeopardizing confidence in the sustainability of public finances; and (iv) the lack of banks’ financial statements sufficiently repaired to maintain a stable market funding.

Affluent	Individual private clients or groups of clients connected among them with Financial Intermediation Activities (as defined below) from Euro 80,000 to Euro 500,000.

AFS or Available For Sale	IAS accounting category used to classify financial assets that are available for sale.

Alternative Performance Measure or APM	Pursuant to the ESMA guidelines dated October 5, 2015 (entered into force on July 3, 2016), an APM is a financial measure of historical or future performance, financial position or cash flows, other than a financial measure defined or specified in the specific financial reporting framework. These measures are usually derived from, or based on, the financial statements prepared in accordance with applicable financial reporting rules, mainly by adding or subtracting amounts from the data contained in the financial statements. Examples of APMs are: operating earnings, cash earnings, earnings before one-time charges, etc.

Asset Management	Activity relating to the management and administration of the assets of the investors.

Asset Quality Review (AQR)	The assessment by the ECB of the balance sheets of banks of systemic importance (as defined below) covering credit and market, on and off balance sheet, domestic and non-domestic exposures, focusing on the riskiest areas of the balance sheet, assessment of the of the bank assets, including adequacy of such assets and guarantees, as well as of allowances. Such activity is carried out within the Comprehensive Assessment Exercise

ATM (Automated Teller Machine)	Computerized device to carry out banking transactions, such as cash withdrawal, deposit of cash or checks, request of account information, wire transfers, payment of utility bills, charging of calling cards. The device is activated by inserting a credit or debit card and entering a personal identification code.

Bancassurance	Term used to refer to the relationships which may connect banks and insurance companies both from the point of view of the ownership structure and the establishment of integrated distribution systems. With reference to the latter, the sale of insurance products assumes a significant role.

Basel II

International Agreement, dated June 2004, redacted by the BCBS (as defined below), whose members are the governors of the Central Banks of the ten more industrialized countries.

Basel II attempts to integrate Basel capital standards with national regulations, by setting the minimum capital requirements of financial institutions with the goal of ensuring institution liquidity. The Basel II framework is based on three pillars: minimum capital requirements, supervisory review and market discipline.

Basel III

International Agreement dated December 2010, which modify and update Basel II, including a comprehensive set of reform measures in banking prudential regulation developed by the BCBS (as defined below) to strengthen the regulation, supervision and risk management within the banking sector. These measures, which introduce, inter alia, new capital requirements, aim to:

(i)     improve the banking sector’s ability to absorb shocks arising from financial and economic stress, whatever the source;

(ii)    improve risk management and governance; and

(iii)  strengthen banks’ transparency and disclosures.

Baseline Credit Assessment	Assessment of the baseline risk, which is connected to the intrinsic risk of the bank defaulting.

Baseline scenario	Macroeconomic scenario used for the Stress Test conducted as part of the Comprehensive Assessment by the ECB, the EBA, the ESRB and the national competent supervisory authorities responsible for the banking supervision in the EU member states of the European Union in the context of the Single Supervisory Mechanism. In particular, this scenario was developed based on the European Commission’s forecasts of February 2014 (European Commission, European Economic Forecast, Winter 2014, European economy 2/2014), released on a two-year basis, and extended by one year to cover the three-year period 2014-2016.

Capital Conservation Buffer (CCB)	Pursuant to Article 128 of CRD Directive (as defined below), it refers to the own funds that an institution is required to maintain in accordance to the applicable regulations—as set forth by Circular No. 285—with the aim to have a capital buffer of high quality, to be used in the event of market stress in order to prevent malfunctioning of the banking system and to avoid interruptions in the credit service; such capital buffer shall be equal to 2.5% of the Risk-Weighted Assets (as defined below), calculated pursuant to Article 92(3) of CRR on individual and consolidated basis.

CGU	Cash generating unit.

Collateral	Specific assets subject to restrictions as part of a transaction carried out by a subject obliged to perform a certain performance in order to guarantee it. Such asset can be sold at the cost of the debtor, in the event the latter does not perform its obligation.

Combined Capital Buffer Requirement	The total amount of Common Equity Tier 1 capital required to meet the capital conservation buffer requirement, in addition to the following, as applicable: a) an institution-specific countercyclical capital buffer; b) a capital buffer for global systemically important institutions (“GSII”); and c) a capital buffer for other systemically important institutions (“O-SII”).

Common Equity Tier 1 (or CET 1)

Pursuant to Article 26 of the CRR, an institution’s common equity tier 1 capital items include the following:

(a)    capital instruments, provided that the terms and conditions laid down in Article 28 of the CRR (by way of example, the instruments are issued directly by the issuer, they are paid up, their purchase is not funded by the issuer, they are classified as equity within the meaning of the applicable accounting framework, they are perpetual) or, where applicable, Article 29 of the CRR are met;

(b)    share premium accounts related to the instruments referred to in point a);

(c)    retained earnings;

(d)    accumulated other comprehensive income;

(e)    other reserves;

(f)     funds for general banking risk.

The items referred to in points (c) to (f) shall be recognized as Common Equity Tier 1 only where they are available to the institution for unrestricted and immediate use to cover risks or losses as soon as these occur.

In general, as set forth in Article 50 of the CRR, an institution’s Common Equity Tier 1 capital consists of the common equity tier 1 capital after the application of the adjustments required by Articles 32 and 35, the deductions pursuant to Article 36 (by way of example, the losses for the period, intangible assets and deferred tax assets that rely on future profitability), and the exemptions and alternatives set out in Articles 48, 49 and 79, of the CRR.

Common Equity Tier 1 Ratio (or CET 1 Ratio)	Solvency ratio calculated as a ratio between Common Equity Tier 1 and RWA (as defined below).

Comprehensive Assessment Exercise or Comprehensive Assessment	The Comprehensive Assessment Exercise consisted of a review of asset quality (Asset Quality Review—AQR) and a stress test (Stress Test) on the banks’ financial statements as of and for the year ended December 31, 2013, with projections for the 2014-2016 three-year period, on a baseline scenario (determined by the European Commission) and an adverse scenario (determined by the ECB and European Systemic Risk Board—ESRB), with the results being integrated with the AQR outcome (the so-called “join-up”). On October 26, 2014, the ECB, the EBA and the national competent supervisory authorities published the results of the thorough examination (Comprehensive Assessment Exercise) of 130 European banks, conducted in the preparation of the adoption of a Single Supervisory Mechanism (SSM) effective from November 4, 2014.

Corporate	Segment of customers corresponding to medium- and large-sized enterprises (mid-corporate and large corporate).

Countercyclical Capital Buffer	The Countercyclical Capital Buffer is composed of Common Equity Tier 1 capital pursuant to Circular No. 285, based on the notion defined in Articles 128 and 130 of the CRD IV, equal to the Risk-Weighted Assets (RWA) (calculated in accordance with Article 92(3) of the CRR) multiplied by the institution-specific countercyclical buffer rate, set by the Bank of Italy pursuant to the criteria set forth in Circular No. 285 between 0% and 2.5%.

Coverage Ratio	The ratio between value adjustments and the gross exposure of loans in the various classes of credit identified in the loan portfolio.

Covered Bond	A special bank bond which, in addition to the issuing bank’s guarantee, can also use the guarantee on a portfolio of mortgage loans or other prime quality loans assigned to a specific SPV for this purpose in compliance with Article 4 and 7-bis of Law No. 130 of April 30, 1999.

CRD Directive	The Capital Requirements Directive, repealing Directive 2006/48/EC relating to the taking up and pursuit of the business of credit institutions and Directive 2006/49/EC relating to the capital adequacy of investment firms and credit institutions, was adopted to implement the Basel II rules and allow banks to adopt an approach most appropriate to their respective circumstances and level of risk management sophistication. The Capital Requirements Directive is part of the CRD IV Package, which is required to be implemented by EU member states through national law.

CRD IV Package	The legislation approved by the European Parliament putting into effect the Basel III recommendations, via a Directive (the CRD Directive as defined below) and the Capital Requirements Regulation (CRR, as defined below).

Credit File Review	The sampling analysis of the Company’s credits conducted by the ECB as part of the Comprehensive Assessment.

Credit Spread	Refers to the differential between the interest rate on issued debt instruments or funds received from a specific person and the reference interest rate. It is a measure that indicates how much an investor is paid to compensate for the assumed credit risk inherent in the held security or the granted funds.

CRR	The Capital Requirements Regulation, part of the CRD IV Package, which is directly binding on financial institutions and investment firms as an EU Regulation.

Deductions	Capital items that are deducted from the positive items of the regulatory capital in accordance with the CRR and Circular 285. Depending on whether such deductions are performed integrally or only for a portion exceeding a certain amount of capital, a distinction is drawn between unlimited deductions (deduzioni senza soglia) and limited deductions (deduzioni con soglia). Unlimited deductions include, inter alia, goodwill and other intangible assets, while limited deductions include, inter alia, significant and non-significant investments in entities operating in the financial sector and deferred tax assets relying on future profitability.

Default	Identifies a situation of declared inability to honor debts and/or make payment of related interest.

Early Warning	Warning threshold, generally set between 70% and 80% of a limit.

Eligible Capital	The sum of (i) Tier 1 capital, and (ii) Tier 2 capital, equal to or lower than one third of the Tier 1 capital.

Emphasis of Matter Paragraph	A paragraph included in the auditor’s report that refers to a matter appropriately presented or disclosed in the financial statements that, in the auditor’s judgment, is of such importance that it is fundamental to users’ understanding of the financial statements.

Factoring	An agreement whereby a party (normally defined as the seller) undertakes to sell all present and future accounts receivable originating from its business operations to another party (the factor) which undertakes to provide certain services, against a consideration, including the recording in accounts, management and collection of receivables sold and, if necessary, security against any non-performance by debtors, or financing for the seller both through the grant of loans or early payment of the accounts receivable sold.

Fair Value	The amount for which an asset could be exchanged or a liability extinguished in an arm’s length transaction between willing and knowledgeable parties, often identical to the market price. Based on IAS-IFRS, banks apply fair value to the evaluation of financial instruments (assets and liabilities) for trading and available for sale and to derivatives, and can use it to increase the value of equity investments and various tangible and intangible assets (with different types of impact on the income statement according to the different activities considered).

FIA– Financial intermediated activities	The total of direct and indirect deposits.

Financial Intermediation Activities	Total of the direct and indirect collection.

Forbearance	The renegotiation of the original conditions of a lending agreement granted by a bank to business customers. For instance, the Company may grant the customer a reduction in interest rates on the loan or may agree to extend the length of the loan.

Forbearance measures may concern a performing customer in financial difficulty (forborne performing exposures) or customers classified as non-performing customers (non performing exposures with forbearance measures).

Fully Loaded or Fully Phased	Mechanism for the calculation of capital ratios under the CRD IV and the CRR, upon termination of the transitional period, with the entry into force of definitive capital requirements at December 31, 2019 and total completion of the transitional arrangement at January 2024.

Funding	Procurement, in different forms, of the funds required to finance business activities or specific financial transactions.

Gap Analysis

Technique supporting Asset and Liability Management (see

definition), which analyses the gap between asset and liability items, on the basis of the interest rate review date of said items. A positive gap indicates a positive change in expected interest margin widens as interest rates increase. Vice versa in the opposite case.

Gradual grandfathering	Mechanism based on which also subordinated loans that are not compliant, in terms of characteristics, with the CRR can be partially computed in the regulatory capital for gradually decreasing amounts based on an amortization ratio of 10% per year. Such mechanism will no longer be in force in 2021.

Held to Maturity or HTM	Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity, in relation to which there is an objective intent and ability to hold to maturity.

Impairment	As regards IAS-IFRS accounting principles, impairment (IAS 36) refers to the loss in value of a balance sheet asset, recorded in the event in which the book value exceeds the recoverable value or the amount that could be obtained from selling or using the asset.

Internal Capital Adequacy Assessment Process or ICAAP	An independent internal process for the assessment by the Company of current and prospective capital adequacy requirements, in relation to risks undertaken and company strategies. ICAAP enables a company to establish the level of internal capital that is adequate to meet any type of risk. This analysis must at least consider the following: (i) credit risk (also including: foreign currency loans risk, country risk, credit concentration risk and migration risk); (ii) market risk (also including: credit spread risk and structural foreign exchange risk); operational risk (also including: conduct risk, legal risk and model risk); (iii) interest rate risk on banking books (including options, for example early redemption); (iv) equity-investment risk; (v) sovereign risk; (vi) pension obligations risk; (vii) cost of funding risk; (viii) risk concentrations; and (ix) business and strategic risk. Operators must define which types of risk not included in Pillar I require the adoption of a quantitative approach, leading to the determination of internal capital to deal with this risk and define which types of risk are more appropriately managed through one or a combination of management, control or mitigation measures. For the purposes of ICAAP, definitions and methods which are suitable for considering any material risks and any differences, as for Pillar I risks may be selected between the internal system adopted and the regulatory system.

Large Corporate	Enterprises with loans by the Group to at least Euro 10 million and turnover of at least Euro 100 million.

Large Exposures	Indicates the sum of the total exposures to a counterparty with a value equal to or greater than 10% of the Company’s Eligible Capital, where: (i) the exposures are the sum of on-balance sheet risk assets and off-balance sheet transactions vis-à-vis a counterparty, as defined by the rules governing credit risk in the CRR, without application of the risk weights provided therein (exposures do not include the risk assets deducted from Own Funds); (ii) counterparty is a client or a group of connected clients.

Leverage Ratio	Ratio, on a consolidated basis, between the net capital (capitale netto) and total assets (knows also as financial leverage).

Liquidity Coverage Ratio (LCR)	Introduced by the Basel Committee, this indicator measures a bank’s short-term (30-day) liquidity pursuant to the ratio between the High Quality Liquid Assets (HQLA) of such bank as of a certain date and the total cash outflows from such bank in the 30 calendar days after such date, will be greater than 100% and the Net Stable Funding Ratio (NSFR) will be greater than 90%. The LCR indicator came into effect on January 1, 2015, and the following floor levels of LCR are required to be met in the phased-in regime: 60% in 2015, 70% in 2016, 80% in 2017 and 100% in 2018.

Loan to deposit ratio (LTD)	Evaluation measure of liquidity that compares the total of loans with total deposits.

Loans & Receivables (L&R)	IAS category used to classify financial assets other than derivatives, not exchanged in a regulated market and with fixed or determinable payments, which are measured at amortized cost.

Longer-Term Refinancing Operations (LTRO)	A regular open market operation executed by the Eurosystem in the form of a reverse transaction. Longer-term refinancing operations are carried out through monthly standard tenders and normally have a maturity of three months.

Loss Given Default or LGD	The expected value (possibly influenced by adverse scenarios) of the ratio, expressed in percentage terms, between losses given by default and the amount of exposure at the date of default (“EAD” or “Exposure At Default”).

Mass Market	Individual private customers or groups of customers with Financial Intermediation Activities lower than Euro 80,000.

Mid Corporate	Enterprises with short-term borrowing from the banking system equal to at least Euro 0.5 million and turnover of at least Euro 2.5 million.

Net Stable Funding Ratio (NSFR)	Introduced by the Basel Committee, this indicator measures a bank’s structural liquidity within a 12-month period. It is calculated as the ratio between the available portion and the required portion of such bank’s stable funding.

New Rules for Banks	Guidelines adopted by the Bank of Italy for banks governing the implementation of Basel II.

Non Performing Exposure	Non performing exposures are those that satisfy either or both of the following criteria: (i) material exposures which are, on a continuous basis, more than 90 days past-due (an exposure is “past due” when any amount of principal, interest or fee has not been paid at the date it was due); (ii) the debtor is assessed as unlikely to pay its credit obligations in full without setting up of collateral, regardless of the number of days past due.

Non-performing Loans or NPLs	Pursuant to the 7th update of Circular No. 272 of January 20, 2015, for the purpose of the statistical supervisory reports, non-performing financial assets comprise the categories of bad loans, unlikely-to-pay exposures, and past-due or overdrawn exposures, in accordance with the rules briefly described below: (i) bad loans: the aggregate cash and “off-balance sheet” exposures to insolvent parties (even if the insolvency has not been found by a court) or parties in substantially similar situations, regardless of any loss estimate; (ii) unlikely-to-pay exposures: credit exposures, other than bad loans, for which the Company assesses that the debtor is unlikely to pay its credit obligations (on a principal and/or interest basis) without recourse by the institution to actions such as realizing security; (iii) past-due and/or overdrawn exposures: exposures, other than those included in the bad loans or the unlikely-to-pay exposures that, at the reference reporting date, are more than 90 days overdrawn and/or past-due, and cross an established materiality threshold. These rules, referred to in Circular No. 262, apply for the purpose of preparing the financial statements, as they are deemed compliant with the IAS/IFRS accounting principles.

NPL Ratio	Indicates the ratio of non-performing loans and advances to total gross loans and advances, as defined by the EBA.

OCR or Overall Capital Requirements	The sum of the total SREP capital requirement (TSCR), the capital buffer requirements and the macro-prudential requirements, if expressed as total capital requirements.

Other Systemically Important Institution	Pursuant to Article 131 of Directive CRD IV, the Other Systemically Important Institution are those that, because of their systemic, global or domestic relevance, involve greater risks to the financial system and an eventual crisis could have an impact on taxpayers. For such reason, the CRD IV provides, through the establishment of additional capital reserves, the imposition of higher capital requirements (so-called “O-buffer SII”).

Own Funds or Total Capital	An institution’s own funds consist of a series of items (net of the negative items to be deducted) classified on the basis of its asset quality and capacity to absorb losses. As of January 1, 2014, following the entry into force of the CRR, Own Funds consist of Tier 1 Capital and Tier 2 Capital.

Outlook	A forecast made by a rating agency in relation to possible future developments in the rating level of an issuer or a financial instrument.

Performing	Term generally referring to loans with a steady performance.

Phase-in	Mechanism to calculate the capital ratios, set forth under the transitional period provided under Circular 285. Such mechanism shall apply from January 1, 2014 to December 31, 2018.

Pillar 1	The first pillar under Basel 3 introduces capital requirements for the purpose of dealing with risks typical of financial operations (credit, counterparty, market and operational).

Pillar 2	The second pillar under Basel 3 requires financial intermediaries to establish processes and instruments (Internal Capital Adequacy Assessment Process, ICAAP) to determine the level of internal capital adequate to deal with any type of risk.

Pillar 3	The third pillar under Basel 3 regulations introduces public disclosure obligations in relation to capital adequacy, exposure to risks and management and control systems, for the purpose of enabling accurate assessment of the stability of and exposure to risks for intermediaries.

Pricing	Mechanism to quantify the price or value of the credit or product, to be paid by the borrower, transferee or acquirer thereof, and to establish discount policies and calculation models per such quantification. Although this mechanism can be used to increase the corporate profitability, it must be adequate to cover costs relating to deposits, operational costs arising in connection with preliminary investigations, and expected or unexpected losses, in the light of the goal of profitability for the capital used.

Private	Individual private clients or groups of clients connected among them with Financial Intermediation Activities higher than Euro 500,000.

Private Banking	Personalized high quality and complex services offered to a limited number of clients with sophisticated financial availability and needs.

Probability of default	Probability that a counterparty will default (i.e. the declared inability to honor debts and/or make payment of related interest) within a period of one year.

Prudential Filters	Corrections to specific financial statements items considered in the detailed calculation of regulatory capital, in order to maintain the same quality and reduce the potential volatility induced by the application of International Accounting Standards.

Rating	An evolution of the quality of a company or its debt securities issued, based on the company’s financial strength and outlook. Such assessment is performed by specialist agencies.

Regulatory or Total Capital	the Company’s equity capital which may be considered regulatory capital, consisting in the sum of the Tier 1 Capital (included in the calculation without restriction) and Tier 2 Capital, which is included in the calculation up to a maximum of the Tier 1 Capital after deduction, in accordance with specific procedures, of equity holdings in other credit and/or financial institutions. Restrictions and methods for calculation of supervisory capital are set out in detail in the Bank of Italy’s instructions for reporting on regulatory capital and capital standards. For more information see the “Istruzioni per la compilazione delle segnalazioni sul patrimonio di vigilanza e sui coefficienti prudenziali” issued by the Bank of Italy (Circular No. 263 and, starting from January 1, 2014, Circular No. 285).

Retail	Segment which includes the activities carried out in respect of the smaller customers, both in terms of funding and lending (Affluent, Mass Market and Small Business and POE).

Return on Tangible Equity (ROTE)	The ratio between net income and shareholders’ equity, net of goodwill and other intangible assets.

Risk Appetite Framework	Concept introduced with the 15th update of the Circular 263 of July 2, 2013, which defines—coherently with the highest risk assumable, the business model and strategic plan—the propensity to risk, tolerance thresholds, risk limits, risk government policies, processes as needed to define and implement them.

Risk Management	Activities for the acquisition, measurement, assessment and global management of various types of risk and related risk hedging.

Risk-Weighted Assets (RWA)	The weighted risk value of balance sheet and non-balance sheet assets. Depending on the type of assets, the risk is calculated through the use of different internal methodologies approved by the supervisory authorities or standardized methodologies. The assets included in risk-weighted assets and the related weighting criteria are set out in detail in the new supervisory regulations for banks (Bank of Italy Circular dated December 27, 2006, as amended).

RRD	An EU directive called the Recovery and Resolution Directive, which includes provisions relating to (i) the conversion or write-down of debt instruments qualifying as “Tier 1 Capital” and “Tier 2 Capital” at the point of non-viability upon the occurrence of defined trigger events and (ii) the “bail-in tool,” which entitles national authorities to write-down or convert subordinated debt, certain types of senior debt and certain other liabilities into equity, in certain circumstances and subject to certain exclusions.

Securitization	Disposal of risk relating to loans or other financial or non-financial activities, carried out by transferring the underlying assets or through derivatives, to a qualified company (SPV) incorporated for the sole purpose of implementing such transactions; Such SPV may also issue securities that can be traded on a secondary market. Law No. 130 of April 30, 1999, as amended, applies to Securitization.

Self risk assessment	The system for identifying and assessing risks connected to potential losses.

Sensitivity Analysis	Parametric analysis which allows for an assessment of the impact on the market value of each product of changes in interest rates.

Servicer	In securitization transactions, this figure—on the basis of a special servicing contract—continues to manage the securitized credits or assets, including by verifying compliance with Law No. 130 of April 30, 1999, as amended, after they have been transferred to the SPV responsible for the issue of the securities.

Single Supervisory Mechanism (SSM)	Regulations adopted by the Council of the European Union on October 15, 2013, regulations establishing a single supervisory mechanism for Eurozone banks and other credit institutions, which gave, from November 2014, the ECB, in conjunction with the national regulatory authorities of the Eurozone states, direct supervisory responsibility over “banks of systemic importance” in the Eurozone.

Small Business	Enterprises, individuals belonging to manufacturing families or professionals with total credit in the short term by the banking system included between Euro 30,000 and Euro 500,000, and with a turnover of up to Euro 2,500,000.

SMEs	Small and Medium Sized Enterprises.

Spread	Difference, as indicated from time to time, between two interest rates, the difference between the bid and ask price in securities trading or the price paid by a securities issuer in addition to the reference rate.

SPV / SPE or Vehicle Company	Special Purpose Entities (“SPEs”) or Special Purpose Vehicles (“SPVs”) are subjects (companies, “trusts” or other entities) that are specially created to reach a set objective that is well defined and delimited, or to carry out a specific transaction. SPE/SPVs have a legal structure independent of other parties to the transaction and generally have no operating or management structures of their own. Rules aimed at limiting the scope of their activities apply.

Stress Test	Quantitative and qualitative techniques used by banks to evaluate their vulnerability to extraordinary but plausible events.

Supervisory Review and Evaluation Process or SREP

Supervisory review and evaluation process conducted by the relevant competent authorities on the capital requirements of intermediaries, identified from time to time. The SREP comprises the following main stages:

(i)     analyzing the exposure to all material risks and the related organizational safeguards set out for the governance, management and control thereof;

(ii)    assessing the reliability of the stress tests conducted internally, also by means of similar exercises by the supervisory authorities based on regulatory procedures;

(iii)  analyzing the impact on a bank’s technical situation of the stress tests performed in the context of macro-prudential requirements;

(iv)   assessing compliance with regulatory capital requirements and other prudential requirements;

(v)    assessing corporate procedures for determining the overall internal capital adequacy in relation to a bank’s risk (ICAAP review);

(vi)   assigning specific assessments to each risk type and carrying out an overall assessment of the institution’s situation; and

(vii) identifying any interventions to be implemented by the supervisory authorities.

Tier 1 Capital	Pursuant to Article 25 of the CRR, Tier 1 Capital is to be intended as the sum of the institution’s Common Equity Tier 1 Capital and Additional Tier 1 Capital.

Tier 1 Ratio	Solvency ratio between Tier 1 Capital to the RWA.

Tier 2 Capital	An institution’s Tier 2 Capital is made of the Tier 2 items after the deductions set forth in Article 66 of the CRR and application of Article 79 of the CRR (setting forth the conditions for the temporary exemption from the deduction of own funds).

TLAC or Total Loss Absorbing Capacity	For Global Systemically Important Banks (GSIBs), the minimum amount of liabilities with loss-absorbing capacity eligible for bail-in in case of resolution of the Company.

T-LTRO	Targeted longer-term refinancing operations conducted by the ECB for a period of two years, aimed at improving bank lending to non-financial private sector.

Total Capital Ratio	Solvency ratio between Total Capital and RWA.

Undertakings in Collective Investment of Transferable Securities (UCITS funds)	A public limited company that coordinates the distribution and management of unit trusts among countries within the European Union.

Unit	Compensation reserved to employees and/or directors based on financial instruments.

Wealth Management	The set of services offered to customers for the management and the administration of assets.

ANNEX A—CONSOLIDATED RECONCILIATION STATEMENTS OF FIGURES APPEARING IN THE 2016 AUDITED CONSOLIDATED FINANCIAL STATEMENTS TO THIS OFFERING CIRCULAR

Financial Statements to this Offering Circular

INTRODUCTION TO ANNEX A	385

Table 1: Balance Sheet as of January 1, 2015 Restatement	387

Table 2: Balance Sheet as of December 31, 2015 Restatement	389

Table 3: Balance Sheet Comparison	391

Table 4: Income Statement for the year ended December 31, 2015	392

Table 5: Income Statements Comparison	393

INTRODUCTION TO ANNEX A

The Historical Consolidated Financial Statements and Financial Information are prepared in accordance to (IAS/IFRS) and related interpretation (SIC/IFRIC) officially approved by European Union and in line with guidance provided by Bank of Italy in its Circular no. 262 of December 22, 2005 and subsequent updates. See “Presentation of Financial and Other Information” in this Offering Circular for a general description of our Historical Financial Statements and for our Financial Information.

This Annex A describes the adjustments made to our 2016 Audited Consolidated Financial Statements and the unaudited restated financial information related to the consolidated balance sheet as of January 1, 2015 (from which we derive the consolidated balance sheet as of December 31, 2014 presented in this Offering Circular), the unaudited restated consolidated balance sheet as of December 31, 2015 and the unaudited restated consolidated income statement for the year then ended, presented as comparative to the 2016 Audited Consolidated Financial Statements. This Annex A should be read in conjunction with the section “Presentation of Financial and Other Information”.

A summary of the tables in this Annex A is below:

•	Balance Sheet as of January 1, 2015 Restatement: Table 1 describes the adjustments to the consolidated balance sheet as of January 1, 2015 for the effect of application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk;

•	Balance Sheet as of December 31, 2015 Restatement: Table 2 describes the adjustments to the consolidated balance sheet as of December 31, 2015 for the effect of application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment;

•	Balance Sheet Comparison: Table 3 present the consolidated balance sheet as of December 31, 2016 as presented in the 2016 Audited Consolidated Financial Statements compared to the unaudited restated consolidated balance sheet as of December 31, 2015 presented as comparative to the 2016 Audited Consolidated Financial Statements (following the adjustments presented in Table 2);

•	Income statement for the year ended December 31, 2015 Restatement: Table 4 describes the adjustments to the consolidated income statement for the year ended December 31, 2015 for the effect of application of IAS 8, to reflect the correction of errors in determining the discounting-related component of expected amortized cost accounting treatment;

•	Income Statement Comparison: Table 5 present the consolidated balance sheet as of December 31, 2016 as presented in the 2016 Audited Consolidated Financial Statements compared to the unaudited restated consolidated income statement as of December 31, 2015 presented as comparative to the 2016 Audited Consolidated Financial Statements (following the adjustments presented in Table 4).

ATTACHMENTS TO ANNEX A

TABLE 1: BALANCE SHEET AS OF JANUARY 1, 2015 RESTATEMENT

Table 1 describes the adjustments to the consolidated balance sheet as of January 1, 2015 for the effect of application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk.

	As of January 1, 2015(*)	IAS 8	IAS 8	As of January 1, 2015(**)
		Correction to Bonds	Correction to NPL discounting	Unaudited Restated
	(in Euro thousands)
Assets
Cash and cash equivalents	329,394	—	—	329,394
Financial assets held for trading	67,762	—	—	67,762
Financial assets available for sale	3,037,414	—	—	3,037,414
Loans to banks	754,732	—	—	754,732
Loans to customers	23,682,831	—	—	23,682,831
Hedging derivatives	201,525	—	—	201,525
Equity investments	92,482	—	—	92,482
Property and equipment	769,760	—	—	769,760
Intangible assets	116,148	—	—	116,148
- of which goodwill	57,145	—	—	57,145
Tax assets	2,032,517	3,198	—	2,035,715
a) current	1,034,463	1,269	—	1,035,732
b) deferred	998,054	1,929	—	999,983
of which under Law no. 214/2011	753,312	—	—	753,312
Non-current assets held for sale and discontinued operations	6,854,768	—	—	6,854,768
Other assets	370,227	—	—	370,227

Total assets	38,309,560	3,198	—	38,312,758

(*)	Consolidated Balance Sheet as of January 1, 2015 derived from the comparative consolidated balance sheet as of December 31, 2014 presented in the 2015 Audited Consolidated Financial Statements.
(**)	Unaudited Restated Consolidated Balance Sheet as of January 1, 2015.

		As of January 1, 2015(*)	IAS 8	IAS 8	As of January 1, 2015(**)
			Correction to Bonds	Correction to NPL discounting	Unaudited Restated
		(in Euro thousands)
	Liabilities and shareholders’ equity
-	Due to banks	1,877,094	—	—	1,877,094
-	Due to customers	17,332,987	—	—	17,332,987
-	Securities issued	8,121,888	27,329	—	8,149,217
-	Financial liabilities held for trading	11,667	—	—	11,667
-	Financial liabilities designated at fair value through profit and loss	964,726	—	—	964,726
-	Hedging derivatives	515,252	—	—	515,252
-	Tax liabilities	24,421	—	—	24,421
	a) current	12,891	—	—	12,891
	b) deferred	11,530	—	—	11,530
-	Liabilities associated to non-current assets held for sale and discontinued operations	6,474,615	—	—	6,474,615
-	Other liabilities	640,768	—	—	640,768
-	Employee termination indemnities	82,588	—	—	82,588
-	Allowances for risks and charges	446,011	—	—	446,011
	a) post-employment benefits	393,563	—	—	393,563
	b) other allowances	52,448	—	—	52,448
-	Valuation reserves	(190,025)	—	—	(190,025)
-	Reserves	(426,348)	(21,884)	—	(448,232)
-	Share premium reserves	368,856	—	—	368,856
-	Share capital	2,576,863	—	—	2,576,863
-	Treasury shares	(20,283)	—	—	(20,283)
-	Non-controlling interests (+/-)	52,071	—	—	52,071
-	Loss for the year (+/-)	(543,591)	(2,247)	—	(545,838)

	Total liabilities and shareholders’ equity	38,309,560	3,198	—	38,312,758

(*)	Consolidated Balance Sheet as of January 1, 2015 derived from the comparative consolidated balance sheet as of December 31, 2014 presented in the 2015 Audited Consolidated Financial Statements.
(**)	Unaudited Restated Consolidated Balance Sheet as of January 1, 2015.

TABLE 2: BALANCE SHEET AS OF DECEMBER 31, 2015 RESTATEMENT

Table 2 describes the adjustments to the consolidated balance sheet as of December 31, 2015 for the effect of application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment.

		As of December 31, 2015(1)	IAS 8	IAS 8	As of December 31, 2015(2)
			Correction to Bonds	Correction to NPL discounting	Unaudited Restated
		(in Euro thousands)
	Assets
-	Cash and cash equivalents	324,395	—	—	324,395
-	Financial assets held for trading	15,065	—	—	15,065
-	Financial assets available for sale	3,803,770	—	—	3,803,770
-	Loans to banks	1,220,489	—	—	1,220,489
-	Loans to customers	21,472,616	—	(32,628)	21,439,988
-	Hedging derivatives	54,730	—	—	54,730
-	Equity investments	92,536	—	—	92,536
-	Property and equipment	783,816	—	—	783,816
-	Intangible assets	78,062	—	—	78,062
	- of which goodwill	19,942	—	—	19,942
-	Tax assets	2,145,389	4,151	9,427	2,158,967
	a) current	1,186,602	1,269	—	1,187,871
	b) deferred	958,787	2,882	9,427	971,096
	of which under Law no. 214/2011	647,443	—	2,697	650,140
-	Other assets	307,988	—	—	307,988

	Total assets	30,298,856	4,151	(23,201)	30,279,806

(1)	2015 Audited Consolidated Financial Information.
(2)	2015 Unaudited Restated Consolidated Financial Information.

		As of December 31, 2015(1)	IAS 8	IAS 8	As of December 31, 2015
			Correction to Bonds	Correction to NPL discounting	Unaudited Restated(2)
		(in Euro thousands)
	Liabilities and shareholders’ equity
-	Due to banks	2,824,957	—	—	2,824,957
-	Due to customers	15,536,566	—	—	15,536,566
-	Securities issued	7,327,427	30,938	—	7,358,365
-	Financial liabilities held for trading	4,824	—	—	4,824
-	Financial liabilities designated at fair value through profit and loss	557,795	—	—	557,795
-	Hedging derivatives	220,628	—	—	220,628
-	Tax liabilities	18,303	—	—	18,303
	a) current	6,735	—	—	6,735
	b) deferred	11,568	—	—	11,568
-	Other liabilities	922,239	—	—	922,239
-	Employee termination indemnities	72,235	—	—	72,235
-	Allowances for risks and charges	324,830	—	—	324,830
	a) post-employment benefits	244,932	—	—	244,932
	b) other allowances	79,898	—	—	79,898
-	Valuation reserves	(198,017)	—	—	(198,017)
-	Reserves	(832,387)	(24,131)	—	(856,518)
-	Share premium reserves	811,949	—	—	811,949
-	Share capital	2,791,422	—	—	2,791,422
-	Treasury shares	(15,572)	—	—	(15,572)
-	Non-controlling interests (+/-)	33,398	—	—	33,398
-	Loss for the year (+/-)	(101,741)	(2,656)	(23,201)	(127,598)

	Total liabilities and shareholders’ equity	30,298,856	4,151	(23,201)	30,279,806

(1)	2015 Audited Consolidated Financial Information.
(2)	2015 Unaudited Restated Consolidated Financial Information.

TABLE 3: BALANCE SHEET COMPARISON

Table 3 present the consolidated balance sheet as of December 31, 2016 as presented in the 2016 Audited Consolidated Financial Statements compared to the unaudited restated consolidated balance sheet as of December 31, 2015 presented as comparative to the 2016 Audited Consolidated Financial Statements (following the adjustments presented in Table 2).

		As of December 31,
		2016	2015(1) Unaudited Restated
		(in Euro thousands)
	Assets
-	Cash and cash equivalents	297,412	324,395
-	Financial assets held for trading	7,683	15,065
-	Financial assets available for sale	2,319,613	3,803,770
-	Loans to banks	1,958,763	1,220,489
-	Loans to customers	18,246,327	21,439,988
-	Hedging derivatives	39,233	54,730
-	Equity investments	94,235	92,536
-	Property and equipment	761,274	783,816
-	Intangible Assets	56,654	78,062
	Of which goodwill	—	19,942
-	Tax assets	2,063,984	2,158,967
	a) current	985,651	1,187,871
	b) deferred	1,078,333	971,096
	- of which under Law no. 214/2011	617,758	650,140
-	Non-current assets held for sale and discontinued operations	—	—
-	Other assets	265,826	307,988
	Total assets	26,111,004	30,279,806

(1)	2015 Unaudited Restated Consolidated Financial Information.

		As of December 31,
		2016	2015(1) Unaudited Restated
		(in Euro thousands)
	Liabilities and shareholders’ equity
-	Due to banks	3,468,322	2,824,957
-	Due to customers	13,710,208	15,536,566
-	Securities issued	5,443,294	7,358,365
-	Financial liabilities held for trading	2,064	4,824
-	Financial liabilities designated at fair value through profit and loss	459,198	557,795
-	Hedging derivatives	259,037	220,628
-	Tax liabilities	20,464	18,303
	a) current	5,918	6,735
	b) deferred	14,546	11,568
-	Liabilities associated to non-current assets held for sale and discontinued operations	—	—
-	Other liabilities	438,198	922,239
-	Employee termination indemnities	65,769	72,235
-	Allowances for risks and charges	106,171	324,830
	a) post-employment benefits	37,179	244,932
	b) other allowances	68,992	79,898
-	Valuation reserves	(158,100)	(198,017)
-	Reserves	(392,732)	(856,518)
-	Share premium reserves	175,954	811,949
-	Share capital	2,791,422	2,791,422
-	Treasury shares	(15,572)	(15,572)
-	Non-controlling interests (+/-)	29,044	33,398
-	Profit (loss) for the year (+/-)	(291,737)	(127,598)
	Total liabilities and shareholders’ equity	26,111,004	30,279,806

(1)	2015 Unaudited Restated Consolidated Financial Information.

TABLE 4: INCOME STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2015

Table 4 describes the adjustments to the consolidated income statement for the year ended December 31, 2015 for the effect of application of IAS 8, to reflect the correction of errors in determining the discounting-related component of expected amortized cost accounting treatment.

		2015(1)	IAS 8	IAS 8	2015(2)
			Correction to bonds	Correction to NPL discounting	Unaudited Restated
		(in Euro thousands)
-	Interest and similar income	681,703	—	—	681,703
-	Interest and similar expense	(347,271)	(3,608)	—	(350,879)
-	Net interest income	334,432	(3,608)	—	330,824
-	Fee and commission income	310,054	—	—	310,054
-	Fee and commission expense	(46,209)	—	—	(46,209)
-	Net fee and commission income	263,845	—	—	263,845
-	Dividends and similar income	15,349	—	—	15,349
-	Losses on trading	(2,533)	—	—	(2,533)
-	Losses from hedging	(4,697)	—	—	(4,697)
-	Profits on disposal or repurchase of:	79,544	—	—	79,544
	Loans	(48)	—	—	(48)
	financial assets available-for-sale	76,723	—	—	76,723
	financial liabilities	2,869	—	—	2,869
-	Losses on financial assets and liabilities designated at fair value	(137)	—	—	(137)
-	Net interest and other banking income	685,803	(3,608)	—	682,195
-	Net losses on impairment of:	(271,672)	—	(32,628)	(304,300)
	Loans	(286,066)	—	(32,628)	(318,694)
	financial assets available-for-sale	(1,796)	—	—	(1,796)
	other financial activities	16,190	—	—	16,190
-	Net income from banking activities	414,131	(3,608)	(32,628)	377,895
-	Net income from banking and insurance activities	414,131	(3,608)	(32,628)	377,895
-	Administrative expenses:	(660,606)	—	—	(660,606)
	personnel expenses	(354,157)	—	—	(354,157)
	other administrative expenses	(306,449)	—	—	(306,449)
-	Net provisions for risks and charges	(10,069)	—	—	(10,069)
-	Net adjustments to property and equipment	(21,764)	—	—	(21,764)
-	Net adjustments to intangible assets	(27,810)	—	—	(27,810)
-	Other operating income	98,839	—	—	98,839
-	Operating expenses	(621,410)	—	—	(621,410)
-	Profits on equity investments	6,644	—	—	6,644
-	Impairment on goodwill	(57,145)	—	—	(57,145)
-	Profits on disposal of investments	25	—	—	25
-	Loss before tax from continuing operations	(257,755)	(3,608)	(32,628)	(293,991)
-	Taxes on income from continuing operations	82,255	952	9,427	92,634
-	Loss after tax from continuing operations	(175,500)	(2,656)	(23,201)	(201,357)
-	Profit after tax from discontinued operations	71,216	—	—	71,216
-	Net Loss for the year	(104,284)	(2,656)	(23,201)	(130,141)
-	Non-controlling interests	(2,543)	—	—	(2,543)
-	Net Loss for the year attributable to the Parent Company	(101,741)	(2,656)	(23,201)	(127,598)

(1)	2015 Audited Consolidated Financial Information.
(2)	2015 Unaudited Restated Consolidated Financial Information.

TABLE 5: INCOME STATEMENTS COMPARISON

Table 5 present the consolidated balance sheet as of December 31, 2016 as presented in the 2016 Audited Consolidated Financial Statements compared to the unaudited restated consolidated income statement as of December 31, 2015 presented as comparative to the 2016 Audited Consolidated Financial Statements (following the adjustments presented in Table 4).

		2016	2015(1) Unaudited Restated
		(in Euro thousands)
	Interest and similar income	580,521	681,703
	Interest and similar expense	(281,006)	(350,879)
	Net interest income	299,515	330,824
	Fee and commission income	276,730	310,054
	Fee and commission expense	(35,675)	(46,209)
	Net fee and commission income	241,055	263,845
	Dividends and similar income	14,077	15,349
	Profits (Losses) on trading	18,459	(2,533)
	Net loss from hedging	(2,384)	(4,697)
	Profits on disposal or repurchase of:	48,810	79,544
	Loans	(3)	(48)
	financial assets available-for-sale	40,302	76,723
	financial liabilities	8,511	2,869
-	Losses on financial assets and liabilities designated at fair value	(3,993)	(137)
-	Net interest and other banking income	615,539	682,195
-	Net losses on impairment of:	(471,136)	(304,300)
	Loans	(473,016)	318,694
	financial assets available-for-sale	(7,563)	(1,796)
	other financial activities	9,443	16,190
-	Net income from banking activities	144,403	377,895
-	Net income from banking and insurance activities	144,403	377,895
-	Administrative expenses:	(578,180)	(660,606)
	personnel expenses	(296,072)	(354,157)
	other administrative expenses	(282,108)	(306,449)
	Net provisions for risks and charges	(21,176)	(10,069)
	Net adjustments to on property and equipment	(26,501)	(21,764)
-	Net adjustments to on intangible assets	(24,617)	(27,810)
-	Other operating income	88,661	98,839
-	Operating expenses	(561,813)	(621,410)
-	Profits on equity investments	6,596	6,644
-	Impairment on goodwill	(19,942)	(57,145)
-	Profits (losses) on disposal of investments	(149)	25
-	Loss before tax from continuing operations	(430,905)	(293,991)
-	Taxes on income from continuing operations	134,837	92,634
-	Loss after tax from continuing operations	(296,068)	(201,357)
-	Profit after tax from discontinued operations	—	71,216
-	Net Loss for the year	(296,068)	(130,141)
-	Non-controlling interests	(4,331)	(2,543)

-	Net Loss for the year attributable to the Parent Company	(291,737)	(127,598)

(1)	2015 Unaudited Restated Consolidated Financial Information.

ANNEX B—CONSOLIDATED RECONCILIATION STATEMENTS OF FIGURES APPEARING IN THE 2015 AUDITED CONSOLIDATED FINANCIAL STATEMENTS TO THIS OFFERING CIRCULAR

INTRODUCTION TO ANNEX B	395

Table 1: 2014 Income Statement Restatements	397

Table 2: 2014 Income Statement Recalculation	398

Table 3: Income Statement Comparison	399

Table 4: Balance Sheet as of December 31, 2014 Restatement	400

Table 5: Balance Sheet as of December 31, 2014 Recalculation	401

Table 6: Balance Sheet Comparison	403

INTRODUCTION TO ANNEX B

The Historical Consolidated Financial Statements and Financial Information are prepared in accordance to (IAS/IFRS) and related interpretation (SIC/IFRIC) officially approved by European Union and in line with guidance provided by Bank of Italy in its Circular no. 262 of December 22, 2005 and subsequent updates. See “Presentation of Financial and Other Information” in this Offering Circular for a general description of our Historical Financial Statements and for our Financial Information.

This Annex B describes the adjustments made to our 2014 Audited Consolidated Financial Statements presented as comparative to the 2015 Audited Consolidated Financial Statements and the recalculation performed from our 2014 Unaudited Restated Financial Information to create the 2014 Unaudited Recalculated Financial Information presented in this Offering Circular. This Annex B should be read in conjunction with the section “Presentation of Financial and Other Information”.

A summary of the tables in this Annex B is below:

•	2014 Income Statement Restatements: Table 1 represents in detail the restatement applied by the Company to the 2014 Audited Consolidated Income Statement on the 2015 Audited Consolidated Financial Statement in order to reflect the effects related to the decision made by the board of directors (June 30, 2015 and December 3, 2015) about considering as “non-current assets held for sale and discontinuous operations” the equity investments in Banca Cesare Ponti S.p.A. and Creditis Servizi Finanziari S.p.A., according to IFRS 5 provisions.

•	2014 Income Statement Recalculation: Table 2 represents the adjustments applied to the comparative financial information contained in the 2015 Audited Consolidated Financial Statements, applied by the Bank in the 2016 Audited Consolidated Financial Statements in order to reflect the effects related to the correction of the amortized cost referred to some securities subject to specific hedging on interest rates (fair value hedging), according to IAS 8 provisions.

•	Income Statement Comparison: Table 3 presents the unaudited restated consolidated income statement for the year ended December 31, 2015, presented as comparative to the 2016 Audited Consolidated Financial Statements, compared to the unaudited recalculated income statement for the year ended December 31, 2014, following the adjustments presented in Table 2.

•	Balance Sheet as of December 31, 2014 Restatement: Table 4 represents in detail the restatement applied by the Company to the audited balance sheet as of December 31, 2014 presented in 2015 Audited Consolidated Financial Statement, even if not required from IFRS 5 provisions, made in order to allow the correct comparison with 2015 financial information (considering the board of directors’ decision made on June 30, 2015 and December 3, 2015 about the classification of Banca Cesare Ponti e Creditis Servizi Finanziari S.p.A. as “non-current assets held for sale”) and presented in the report on operations contained in our 2015 Audited Consolidated Financial Statements.

•	Balance Sheet as of December 31, 2014 Recalculation: Table 5 represents in detail further restatements applied by the Company to the unaudited restated consolidated balance sheet as of December 31, 2014, presented as comparative in the report on operations contained in our 2015 Audited Consolidated Financial Statements, applied by the Company to allow a consistent comparison with the 2016 Audited Consolidated Financial Information and the 2015 Unaudited Restated Consolidated Financial Information, reflecting the correction of errors in determining the discounting-related component of expected recoveries on loans and errors in the recognition of the amortized cost of certain outstanding securities subject to micro financial fair value hedging against interest rate risk, according to IAS 8 provisions.

•	Balance Sheet Comparison: Table 6 present the unaudited restated consolidated balance sheet as of December 31, 2015, presented as comparative to the 2016 Audited Consolidated Financial Statements, compared to the unaudited recalculated balance sheet as of December 31, 2014, following the adjustments presented in Tables 4 and 5.

ATTACHMENTS TO ANNEX B

TABLE 1: 2014 INCOME STATEMENT RESTATEMENTS

Table 1 represents in detail the restatement applied by the Bank to the 2014 Audited Consolidated Income Statement on the 2015 Audited Consolidated Financial Statement in order to reflect the effects related to the decision made by the board of directors (June 30, 2015 and December 3, 2015) about considering as “non-current assets held for sale and discontinuous operations” the equity investments in Banca Cesare Ponti S.p.A. and Creditis Servizi Finanziari S.p.A., according to IFRS 5 provisions.

		2014(1)	Application of IFRS 5	2014(2) Unaudited Restated
		(in Euro thousands)
-	Interest and similar income	795,229	47,357	842,586
-	Interest and similar expense	(441,632)	(3,309)	(444,941)
-	Net interest income	353,597	44,048	397,645
-	Fee and commission income	296,139	13,231	309,370
-	Fee and commission expense	(50,897)	(3,452)	(54,349)
-	Net fee and commission income	245,242	9,779	255,021
-	Dividends and similar income	18,265	—	18,265
-	Profits on trading	4,926	390	5,316
-	Net profit from hedging	2,031	(106)	1,925
-	Profits on disposal or repurchase of:	90,488	333	90,821
	Loans	2,623	(6)	2,617
	financial assets available-for-sale	85,138	513	85,651
	financial liabilities	2,727	(174)	2,553
-	Profits on financial assets and liabilities designated at fair value	367	—	367
-	Net interest and other banking income	714,916	54,444	769,360
-	Net losses on impairment of:	(669,433)	(4,950)	(674,383)
	Loans	(645,527)	(4,911)	(650,438)
	financial assets available-for-sale	(1,452)	—	(1,452)
	other financial activities	(22,454)	(39)	(22,493)
-	Net income from banking activities	45,483	49,494	94,977
-	Net income from banking and insurance activities	45,483	49,494	94,977
-	Administrative expenses:	(660,815)	(22,527)	(683,342)
	personnel expenses	(411,503)	(7,969)	(419,472)
	other administrative expenses	(249,312)	(14,558)	(263,870)
-	Net provisions for risks and charges	(5,629)	—	(5,629)
-	Net adjustments to on property and equipment	(20,801)	(193)	(20,994)
-	Net adjustments to on intangible assets	(28,593)	(857)	(29,450)
-	Other operating income	102,380	5,999	108,379
-	Operating expenses	(613,458)	(17,578)	(631,036)
-	Profits on equity investments	4,940	—	4,940
-	Impairment on goodwill	(15,919)	—	(15,919)
-	Loss on disposal of investments	(179)	—	(179)
-	Loss before tax from continuing operations	(579,133)	31,916	(547,217)
-	Taxes on income from continuing operations	170,897	(7,799)	163,098
-	Loss after tax from continuing operations	(408,236)	24,117	(384,119)
-	Loss after tax from discontinued operations	(138,706)	(24,117)	(162,823)
-	Net Loss for the year	(546,942)	—	(546,942)
-	Non-controlling interests	(3,351)	—	(3,351)
-	Net Loss for the year attributable to the Parent Company	(543,591)	—	(543,591)

(1)	2014 Audited Consolidated Financial Information.
(2)	2014 Unaudited Restated Consolidated Financial Information.

TABLE 2: 2014 INCOME STATEMENT RECALCULATION

Table 2 represents the adjustments applied to the comparative financial information contained in the 2015 Audited Consolidated Financial Statements, applied by the Company in the 2016 Audited Consolidated Financial Statements in order to reflect the effects related to the correction of the amortized cost referred to some securities subject to specific hedging on interest rates (fair value hedging), according to IAS 8 provisions.

		2014(1) Unaudited Restated	Adjustment IAS 8	2014(2) Unaudited Recalculated
		(in Euro thousands)
-	Interest and similar income	842.586	—	842.586
-	Interest and similar expense	(444.941)	(1.501)	(446.442)
-	Net interest income	397.645	(1.501)	396.144
-	Fee and commission income	309.370	—	309.370
-	Fee and commission expense	(54.349)	—	(54.349)
-	Net fee and commission income	255.021	—	255.021
-	Dividends and similar income	18.265	—	18.265
-	Profits on trading	5.316	—	5.316
-	Net profit from hedging	1.925	—	1.925
-	Profits on disposal or repurchase of:	90.821	(1.826)	88.995
	Loans	2.617	—	2.617
	financial assets available-for-sale	85.651	—	85.651
	financial liabilities	2.553	(1.826)	727
-	Profits on financial assets and liabilities designated at fair value	367	—	367
-	Net interest and other banking income	769.360	(3.327)	766.033
-	Net losses on impairment of:	(674.383)	—	(674.383)
	Loans	(650.438)	—	(650.438)
	financial assets available-for-sale	(1.452)	—	(1.452)
	other financial activities	(22.493)	—	(22.493)
-	Net income from banking activities	94.977	(3.327)	91.650
-	Net income from banking and insurance activities	94.977	(3.327)	91.650
-	Administrative expenses:	(683.342)	—	(683.342)
	personnel expenses	(419.472)	—	(419.472)
	other administrative expenses	(263.870)	—	(263.870)
-	Net provisions for risks and charges	(5.629)	—	(5.629)
-	Net adjustments to on property and equipment	(20.994)	—	(20.994)
-	Net adjustments to on intangible assets	(29.450)	—	(29.450)
-	Other operating income	108.379	—	108.379
-	Operating expenses	(631.036)	—	(631.036)
-	Profits on equity investments	4.940	—	4.940
-	Impairment on goodwill	(15.919)	—	(15.919)
-	Loss on disposal of investments	(179)	—	(179)
-	Loss before tax from continuing operations	(547.217)	(3.327)	(550.544)
-	Taxes on income from continuing operations	163.098	1.080	164.178
-	Loss after tax from continuing operations	(384.119)	(2.247)	(386.366)
-	Loss after tax from discontinued operations	(162.823)	—	(162.823)
-	Net Loss for the year	(546.942)	(2.247)	(549.189)
-	Non-controlling interests	(3.351)	—	(3.351)
-	Net Loss for the year attributable to the Parent Company	(543.591)	(2.247)	(545.838)

(1)	2014 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

TABLE 3: INCOME STATEMENT COMPARISON

Table 3 presents the unaudited restated consolidated income statement for the year ended December 31, 2015, presented as comparative to the 2016 Audited Consolidated Financial Statements, compared to the unaudited recalculated income statement for the year ended December 31, 2014, following the adjustments presented in Table 2.

		2015(1) Unaudited Restated	2014(2) Unaudited Recalculated
		(in Euro thousands)
	Interest and similar income	681,703	842,586
	Interest and similar expense	(350,879)	(446,442)
	Net interest income	330,824	396,144
	Fee and commission income	310,054	309,370
	Fee and commission expense	(46,209)	(54,349)
	Net fee and commission income	263,845	255,021
	Dividends and similar income	15,349	18,265
	Profits (Losses) on trading	(2,533)	5,316
	Net profit (loss) from hedging	(4,697)	1,925
	Profits on disposal or repurchase of:	79,544	88,995
	Loans	(48)	2,617
	financial assets available-for-sale	76,723	85,651
	financial liabilities	2,869	727
-	Profits (Losses) on financial assets and liabilities designated at fair value	(137)	367
-	Net interest and other banking income	682,195	766,033
-	Net losses on impairment of:	(304,300)	(674,383)
	Loans	318,694	(650,438)
	financial assets available-for-sale	(1,796)	(1,452)
	other financial activities	16,190	(22,493)
-	Net income from banking activities	377,895	91,650
-	Net income from banking and insurance activities	377,895	91,650
-	Administrative expenses:	(660,606)	(683,342)
	personnel expenses	(354,157)	(419,472)
	other administrative expenses	(306,449)	(263,870)
	Net provisions for risks and charges	(10,069)	(5,629)
	Net adjustments to on property and equipment	(21,764)	20,994
-	Net adjustments to on intangible assets	(27,810)	(29,450)
-	Other operating income	98,839	108,379
-	Operating expenses	(621,410)	631,036
-	Profits on equity investments	6,644	4,940
-	Impairment on goodwill	(57,145)	(15,919)
-	Profits (losses) on disposal of investments	25	(179)
-	Loss before tax from continuing operations	(293,991)	(550,544)
-	Taxes on income from continuing operations	92,634	164,178
-	Loss after tax from continuing operations	(201,357)	(386,366)
-	Profit (loss) after tax from discontinued operations	71,216	(162,823)
-	Net Loss for the year	(130,141)	(549,189)
-	Non-controlling interests	(2,543)	(3,351)

	Net Loss for the year attributable to the Parent Company	(127,598)	(545,838)

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

TABLE 4: BALANCE SHEET AS OF DECEMBER 31, 2014 RESTATEMENT

Table 4 represents in detail the restatement applied by the Company to the audited balance sheet as of December 31, 2014 presented in the 2015 Audited Consolidated Financial Statement, even if not required from IFRS 5 provisions, made in order to allow the correct comparison with 2015 financial information (considering the board of directors’ decision made on June 30, 2015 and December 3, 2015 about the classification of Banca Cesare Ponti e Creditis Servizi Finanziari S.p.A. as “non-current assets held for sale”) and presented in the report on operations contained in our 2015 Audited Consolidated Financial Statements.

	Assets	As of December 31, 2014(1)	Restatements	As of December 31, 2014 Unaudited Restated(2)
		(in Euro thousands)
-	Cash and cash equivalents	329,394	2,112	331,506
-	Financial assets held for trading	67,762	74	67,836
-	Financial assets available for sale	3,037,414	40,603	3,078,017
-	Loans to banks	754,732	1,829	756,561
-	Loans to customers	23,682,831	619,557	24,302,388
-	Hedging derivatives	201,525	—	201,525
-	Equity investments	92,482	—	92,482
-	Property and equipment	769,760	9,312	779,072
-	Intangible assets	116,148	21,377	137,525
	- of which goodwill	57,145	19,942	77,087
-	Tax assets	2,032,517	27,487	2,060,004
	a) current	1,034,463	12,784	1,047,247
	b) deferred	998,054	14,703	1,012,757
	of which under Law no. 214/2011	753,312	9,673	762,985
-	Non-current assets held for sale and discontinued operations	6,854,768	(732,891)	6,121,877
-	Other assets	370,227	10,540	380,767

	Total assets	38,309,560	—	38,309,560

(1)	2014 Audited Consolidated Financial Information.
(2)	2014 Unaudited Restated Consolidated Financial Information.

	Liabilities and shareholders’ equity	As of December 31, 2014(1)	Restatements	As of December 31, 2014 Unaudited Restated(2)
		(in Euro thousands)
-	Due to banks	1,877,094	6	1,877,100
-	Due to customers	17,332,987	364,391	17,697,378
-	Securities issued	8,121,888	—	8,121,888
-	Financial liabilities held for trading	11,667	—	11,667
-	Financial liabilities designated at fair value through profit and loss	964,726	—	964,726
-	Hedging derivatives	515,252	—	515,252
-	Tax liabilities	24,421	466	24,887
	a) current	12,891	113	13,004
	b) deferred	11,530	353	11,883
-	Liabilities associated to non-current assets held for sale and discontinued operations	6,474,615	(374,936)	6,099,679
-	Other liabilities	640,768	8,622	649,390
-	Employee termination indemnities	82,588	847	83,435
-	Allowances for risks and charges	446,011	604	446,615
	a) post-employment benefits	393,563	—	393,563
	b) other allowances	52,448	604	53,052
-	Valuation reserves	(190,025)	—	(190,025)
-	Reserves	(426,348)	—	(426,348)
-	Share premium reserves	368,856	—	368,856
-	Share capital	2,576,863	—	2,576,863
-	Treasury shares	(20,283)	—	(20,283)
-	Non-controlling interests (+/-)	52,071	—	52,071
-	Loss for the year (+/-)	(543,591)	—	(545,838)

	Total liabilities and shareholders’ equity	38,309,560	—	38,309,560

(1)	2014 Audited Consolidated Financial Information.
(2)	2014 Unaudited Restated Consolidated Financial Information.

TABLE 5: BALANCE SHEET AS OF DECEMBER 31, 2014 RECALCULATION

Table 5 represents in detail further restatements applied by the Company to the unaudited restated consolidated balance sheet as of December 31, 2014, presented as comparative in the report on operations contained in our 2015 Audited Consolidated Financial Statements, applied by the Company to allow a consistent comparison with the 2016 Audited Consolidated Financial Information and the 2015 Unaudited Restated Consolidated Financial Information, reflecting the correction of errors in determining the discounting-related component of expected recoveries on loans and errors in the recognition of the amortized cost of certain outstanding securities subject to micro financial fair value hedging against interest rate risk, according to IAS 8 provisions.

	Assets	As of December 31, 2014 Unaudited Restated(1)	Restatements IAS 8	As of December 31, 2014 Unaudited Recalculated(2)
		(in Euro thousands)
-	Cash and cash equivalents	331,506	—	331,506
-	Financial assets held for trading	67,836	—	67,836
-	Financial assets available for saleFinancial assets available for sale	3,078,017	—	3,078,017
-	Loans to banks	756,561	—	756,561
-	Loans to customers	24,302,388	—	24,302,388
-	Hedging derivatives	201,525	—	201,525
-	Equity investments	92,482	—	92,482
-	Property and equipment	779,072	—	779,072
-	Intangible assets	137,525	—	137,525
	- of which goodwill	77,087	—	77,087
-	Tax assets	2,060,004	3,198	2,063,202
	a) current	1,047,247	1,269	1,048,516
	b) deferred	1,012,757	1,929	1,014,686
	of which under Law no. 214/2011	762,985	—	762,985
-	Non-current assets held for sale and discontinued operations	6,121,877	—	6,121,877
-	Other assets	380,767	—	380,767

	Total assets	38,309,560	3,198	38,312,758

(1)	2014 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

	Liabilities and shareholders’ equity	As of December 31, 2014 Unaudited Restated(1)	Restatements	As of December 31, 2014 Unaudited Recalculated(2)
		(in Euro thousands)
-	Due to banks	1,877,100	—	1,877,100
-	Due to customers	17,697,378	—	17,697,378
-	Securities issued	8,121,888	27,329	8,149,217
-	Financial liabilities held for trading	11,667	—	11,667
-	Financial liabilities designated at fair value through profit and loss	964,726	—	964,726
-	Hedging derivatives	515,252	—	515,252
-	Tax liabilities	24,887	—	24,887
	a) current	13,004	—	13,004
	b) deferred	11,883	—	11,883
-	Liabilities associated to non-current assets held for sale and discontinued operations	6,099,679	—	6,099,679
-	Other liabilities	649,390	—	649,390
-	Employee termination indemnities	83,435	—	83,435
-	Allowances for risks and charges	446,615	—	446,615
	a) post-employment benefits	393,563	—	393,563
	b) other allowances	53,052	—	53,052
-	Valuation reserves	(190,025)	—	(190,025)
-	Reserves	(426,348)	(21,884)	(448,232)
-	Share premium reserves	368,856	—	368,856
-	Share capital	2,576,863	—	2,576,863
-	Treasury shares	(20,283)	—	(20,283)
-	Non-controlling interests (+/-)	52,071	—	52,071
-	Loss for the year (+/-)	(543,591)	(2,247)	(545,838)

	Total liabilities and shareholders’ equity	38,309,560	3,198	38,312,758

(1)	2014 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

TABLE 6: BALANCE SHEET COMPARISON

Table 6 presents the unaudited restated consolidated balance sheet as of December 31, 2015, presented as comparative to the 2016 Audited Consolidated Financial Statements, compared to the unaudited recalculated balance sheet as of December 31, 2014, following the adjustments presented in Tables 4 and 5.

		As of December 31,
	Assets	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated
		(in Euro thousands)
-	Cash and cash equivalents	324,395	331,506
-	Financial assets held for trading	15,065	67,836
-	Financial assets available for sale	3,803,770	3,078,017
-	Loans to banks	1,220,489	756,561
-	Loans to customers	21,439,988	24,302,388
-	Hedging derivatives	54,730	201,525
-	Equity investments	92,536	92,482
-	Property and equipment	783,816	779,072
-	Intangible Assets	78,062	137,525
	Of which goodwill	19,942	77,087
-	Tax assets	2,158,967	2,063,202
	a) current	1,187,871	1,048,516
	b) deferred	971,096	1,014,686
	- of which under Law no. 214/2011	650,140	762,985
-	Non-current assets held for sale and discontinued operations	—	6,121,877
-	Other assets	307,988	380,767

	Total assets	30,279,806	38,312,758

(1)	2015 Unaudited Restated Consolidated Financial Information.
(2)	2014 Unaudited Recalculated Consolidated Financial Information.

		As of December 31,
	Liabilities and shareholders’ equity	2015(1) Unaudited Restated	2014(2) Unaudited Recalculated
		(in Euro thousands)
-	Due to banks	2,824,957	1,877,100
-	Due to customers	15,536,566	17,697,378
-	Securities issued	7,358,365	8,149,217
-	Financial liabilities held for trading	4,824	11,667
-	Financial liabilities designated at fair value through profit and loss	557,795	964,726
-	Hedging derivatives	220,628	515,252
-	Tax liabilities	18,303	24,887
	a) current	6,735	13,004
	b) deferred	11,568	11,883
-	Liabilities associated to non-current assets held for sale and discontinued operations	—	6,099,679
-	Other liabilities	922,239	649,390
-	Employee termination indemnities	72,235	83,435
-	Allowances for risks and charges	324,830	446,615
	a) post-employment benefits	244,932	393,563
	b) other allowances	79,898	53,052
-	Valuation reserves	(198,017)	(190,025)
-	Reserves	(856,518)	(448,232)
-	Share premium reserves	811,949	368,856
-	Share capital	2,791,422	2,576,863
-	Treasury shares	(15,572)	(20,283)
-	Non-controlling interests (+/-)	33,398	52,071
-	Loss for the year (+/-)	(127,598)	(545,838)

	Total liabilities and shareholders’ equity	30,279,806	38,312,758

(1)	2015 Unaudited Restated Consolidated Financial Information.
2014 Unaudited Recalculated Consolidated Financial Information

ANNEX C—CONSOLIDATED RECONCILIATION STATEMENTS OF FIGURES APPEARING IN THE 2017 UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS TO THIS OFFERING CIRCULAR

INTRODUCTION TO ANNEX C	405

Table 1: Nine-month period ended September 30, 2016 Income Statement Restatement	407

Table 2: Income Statement Comparison	408

Table 3: Balance Sheet as of January 1, 2016 Restatement	409

Table 4: Balance Sheet as of December 31, 2016 Restatement	411

Table 5: Balance Sheet Comparison	412

INTRODUCTION TO ANNEX C

The Historical Consolidated Financial Statements and Financial Information are prepared in accordance to (IAS/IFRS) and related interpretation (SIC/IFRIC) officially approved by European Union and in line with guidance provided by Bank of Italy in its Circular no. 262 of December 22, 2005 and subsequent updates. See “Presentation of Financial and Other Information” in this Offering Circular for a general description of our Historical Financial Statements and for our Financial Information.

This Annex C describes the adjustments made to our 2016 Unaudited Interim Consolidated Financial Statements and to our 2016 Audited Consolidated Financial Statements presented as comparative to the 2017 Unaudited Consolidated Financial Statements. This Annex C should be read in conjunction with the section “Presentation of Financial and Other Information”.

A summary of the tables in this Annex C is below:

•	Nine-month period ended September 30, 2016 Income Statement Restatement: Table 1 describes the adjustments to the consolidated Income Statement for the nine-months period ended September 30, 2016, in order to reflect (i) the application of IFRS 5 to take into account the classification as disposal group (discontinued operations) of our subsidiary Creditis and (ii) the application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment.

•	Income Statement Comparison: Table 2 presents the unaudited interim consolidated income statement for the nine months-period ended September 30, 2017 as presented in 2017 Unaudited Interim Consolidated Financial Statements compared to the unaudited restated interim consolidated income statement for the nine-months period ended September 30, 2016 presented as comparative to the 2017 Unaudited Interim Consolidated Financial Statements (following the adjustments presented in Table 1).

•	Balance Sheet as of January 1, 2016: Table 3 describes the restatement to the consolidated balance sheet as of January 1, 2016, in order to reflect the application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment.

•	Balance Sheet as of December 31, 2016 Restatement: Table 4 describes the restatement to the consolidated Balance Sheet as of December 31, 2016; although IFRS 5 does not require the restatement of comparative balance sheet figures, we reported in this Offering Circular certain comparative balance sheet figures as at December 31, 2016 further restated to allow a consistent comparison, from which have been derived the adjustments reported below.

•	Balance Sheet Comparison: Table 5 present the interim consolidated balance sheet as of September 30, 2017, presented in the 2017 Unaudited Interim Consolidated Financial Statements, compared to the unaudited restated interim consolidated balance sheet as of December 31, 2016, following the adjustments presented in Table 4.

ATTACHMENTS TO ANNEX C

TABLE 1: NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2016 INCOME STATEMENT RESTATEMENT

Table 1 describes the adjustments to the consolidated Income Statement for the nine-months period ended September 30, 2016, in order to reflect (i) the application of IFRS 5 to take into account the classification as disposal group (discontinued operations) of our subsidiary Creditis and (ii) the application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment.

		September 30, 2016(1) Unaudited	IFRS 5	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	September 30, 2016(2) Unaudited Restated
		(in Euro thousands)
-	Interest and similar income	443,555	(31,315)	—	—	412,240
-	Interest and similar expense	(210,392)	799	(3,180)	—	(212,773)
-	Net interest income	233,163	(30,516)	(3,180)	—	199,467

-	Fee and commission income	210,595	(1,934)	—	—	208,661
-	Fee and commission expense	(25,955)	540	—	—	(25,415)
-	Net fee and commission income	184,640	(1,394)	—	—	183,246

-	Dividends and similar income	14,077	—	—	—	14,077
-	Profits on trading	7,743	—	—	—	7,743
-	Net Loss from hedging	(1,994)	—	—	—	(1,994)
-	Profits on disposal or repurchase of:	43,288	—	99	—	43,387
	Loans	(4)	—			(4)
	financial assets available-for-sale	36,330	—	—	—	36,330
	financial liabilities	6.962	—	99	—	7.061
-	Losses on financial assets and liabilities designated at fair value	(1,682)	—	—	—	(1,682)
-	Net interest and other banking income	479,235	(31,910)	(3,081)	—	444,244

-	Net losses on impairment of:	(413,325)	1,914	—	32,628	(378,783)
	Loans	(417,032)	1,914	—	32,628	(382,490)
	financial assets available-for-sale	(716)	—	—	—	(716)
	other financial activities	4,423	—	—	—	4,423
-	Net income from banking activities	65,910	(29,996)	(3,081)	32,628	65,461

-	Net income from banking and insurance activities	65,910	(29,996)	(3,081)	32,628	65,461

-	Administrative expenses:	(437,296)	4,470	—	—	(432,826)
	personnel expenses	(226,110)	247	—	—	(225,863)
	other administrative expenses	(211,186)	4,223	—	—	(206,963)
-	Net provisions for risks and charges	(3,742)	350	—	—	(3,392)
-	Net adjustments to on property and equipment	(14,461)	25	—	—	(14,436)
-	Net adjustments to on intangible assets	(18,545)	349	—	—	(18,196)
-	Other operating income	65,375	(568)	—	—	64,807
-	Operating expenses	(408,669)	4,626	—	—	(404,043)

-	Profits on equity investments	6,596	—	—	—	6.596
-	Impairment on goodwill	(19,942)	—	—	—	(19,942)
-	Profits on disposal of investments	38	—	—	—	38
-	Loss before tax from continuing operations	(356,067)	(25,370)	(3,081)	32,628	(351,890)

-	Taxes on income from continuing operations	108,186	5.639	813	(9,427)	105,211
-	Loss after tax from continuing operations	(247,881)	(19,731)	(2,268)	23,201	(246,679)

-	Profit after tax from discontinued operations	—	19,731			19,731
-	Net Loss for the period	(247,881)	—	(2,268)	23,201	(226,948)

-	Non-controlling interests	(2,950)	—	—	—	(2,950)
-	Net Loss for the year attributable to the Parent Company	(244,931)	—	(2,268)	23,201	(223,998)

(1)	2016 Unaudited Interim Consolidated Financial Statements.
(2)	2016 Unaudited Interim Restated Consolidated Financial Information.

TABLE 2: INCOME STATEMENT COMPARISON

Table 2 presents the unaudited interim consolidated income statement for the nine months-period ended September 30, 2017 as presented in 2017 Unaudited Interim Consolidated Financial Statements compared to the unaudited restated interim consolidated income statement for the nine-months period ended September 30, 2016 presented as comparative to the 2017 Unaudited Interim Consolidated Financial Statements (following the adjustments presented in Table 1).

		September 30, 2017 Unaudited	September 30, 2016 Restated(1)
		(in Euro thousands)
	Interest and similar income	354,572	412,240
	Interest and similar expense	(173,681)	(212,773)
	Net interest income	180,891	199,467
	Fee and commission income	204,836	208,661

	Fee and commission expense	(23,662)	(25,415)
	Net fee and commission income	181,174	183,246

	Dividends and similar income	10,625	14,077
	Profits on trading	8,126	7,743
	Net Loss from hedging	(922)	(1,994)
	Profits (Losses) on disposal or repurchase of:	(108,266)	43,387
	Loans	(111,481)	(4)
	financial assets available-for-sale	1,411	36,330
	financial liabilities	1,804	7,061
-	Losses on financial assets and liabilities designated at fair value	(1,117)	(1,682)
-	Net interest and other banking income	270,511	444,244

-	Net losses on impairment of:	(192,548)	(378,783)
	Loans	(175,071)	(382,490)
	financial assets available-for-sale	(13,658)	(716)
	other financial activities	(3,819)	4,423
-	Net income from banking activities	77,963	65,461

-	Net income from banking and insurance activities	77,963	65,461

-	Administrative expenses:	(416,846)	(432,826)
	personnel expenses	(225,661)	(225,863)
	other administrative expenses	(191,185)	(206,963)
	Net provisions for risks and charges	(22,681)	(3,392)
	Net adjustments to on property and equipment	(11,355)	(14,436)
-	Net adjustments to on intangible assets	(16,432)	(18,196)
-	Other operating income	54,756	64,807
-	Operating expenses	(412,558)	(404,043)

-	Profits on equity investments	5,767	6,596
-	Impairment on goodwill	—	(19,942)
-	Profits on disposal of investments	33	38
-	Loss before tax from continuing operations	(328,795)	(351,890)

-	Taxes on income from continuing operations	95,499	105,211
-	Loss after tax from continuing operations	(233,296)	(246,679)

-	Profit after tax from discontinued operations	18,901	19,731
-	Net Loss for the year	(214,395)	(226,948)

-	Non-controlling interests	(3,979)	(2,950)
-	Net Loss for the year attributable to the Parent Company	(210,416)	(223,998)

(1)	2016 Unaudited Interim Restated Consolidated Financial Information.

TABLE 3: BALANCE SHEET AS OF JANUARY 1, 2016 RESTATEMENT

Table 3 describes the adjustments to the consolidated balance sheet as of January 1, 2016, in order to reflect the application of IAS 8, to reflect the correction of errors in accounting related to the correct recognition of the amortized cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and to correct errors in determining the discounting-related component of expected amortized cost accounting treatment.

		As of January 1, 2016(*)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of January 1, 2016(**) Unaudited Restated

		(in Euro thousands)
	Assets
-	Cash and cash equivalents	324,395	—	—	324,395
-	Financial assets held for trading	15,065	—	—	15,065
-	Financial assets available for sale	3,803,770	—	—	3,803,770
-	Loans to banks	1,220,489	—	—	1,220,489
-	Loans to customers	21,472,616	—	(32,628)	21,439,988
-	Hedging derivatives	54,730	—	—	54,730
-	Equity investments	92,536	—	—	92,536
-	Property and equipment	783,816	—	—	783,816
-	Intangible assets	78,062	—	—	78,062
	- of which goodwill	19,942	—	—	19,942
-	Tax assets	2,145,389	4,151	9,427	2,158,967
	a) current	1,186,602	1,269		1,187,871
	b) deferred	958,787	2,882	9,427	971,096
	of which under Law no. 214/2011	647,443	—	2,697	650,140
-	Other assets	307,988	—	—	307,988
	Total assets	30,298,856	4,151	(23,201)	30,279,806

(*)	Consolidated Balance Sheet as of January 1, 2016 derived from the comparative consolidated balance sheet as of December 31, 2015 presented in the 2016 Audited Consolidated Financial Statements.
(**)	Unaudited Restated Consolidated Balance Sheet as of January 1, 2016 from which is derived the Unaudited Restated Consolidated Balance Sheet as of December 31, 2015.

		As of January 1, 2016(*)	IAS 8 Correction to Bonds	IAS 8 Correction to NPL discounting	As of January 1, 2016(**) Unaudited Restated

		(in Euro thousands)
	Liabilities and shareholders’ equity
-	Due to banks	2,824,957	—	—	2,824,957
-	Due to customers	15,536,566	—	—	15,536,566
-	Securities issued	7,327,427	30,938	—	7,358,365
-	Financial liabilities held for trading	4,824	—	—	4,824
-	Financial liabilities designated at fair value through profit and loss	557,795	—	—	557,795
-	Hedging derivatives	220,628	—	—	220,628
-	Tax liabilities	18,303	—	—	18,303
	a) current	6,735	—	—	6,735
	b) deferred	11,568	—	—	11,568
-	Other liabilities	922,239	—	—	922,239
-	Employee termination indemnities	72,235	—	—	72,235
-	Allowances for risks and charges	324,830	—	—	324,830
	a) post-employment benefits	244,932	—	—	244,932
	b) other allowances	79,898	—	—	79,898
-	Valuation reserves	(198,017)	—	—	(198,017)
-	Reserves	(832,387)	(24,131)	—	(856,518)
-	Share premium reserves	811,949	—	—	811,949
-	Share capital	2,791,422	—	—	2,791,422
-	Treasury shares	(15,572)	—	—	(15,572)
-	Non-controlling interests (+/-)	33,398	—	—	33,398
-	Loss for the period (+/-)	(101,741)	(2,656)	(23,201)	(127,598)
	Total liabilities and shareholders’ equity	30,298,856	4,151	(23,201)	30,279,806

(*)	Consolidated Balance Sheet as of January 1, 2016 derived from the comparative consolidated balance sheet as of December 31, 2015 presented in the 2016 Audited Consolidated Financial Statements.
(**)	Unaudited Restated Consolidated Balance Sheet as of January 1, 2016 from which is derived the Unaudited Restated Consolidated Balance Sheet as of December 31, 2015.

TABLE 4: BALANCE SHEET AS OF DECEMBER 31, 2016 RESTATEMENT

Table 4 describes the restatement to the consolidated balance sheet as of December 31, 2016; although IFRS 5 does not require the restatement of comparative balance sheet figures, reported in this Offering Circular certain comparative balance sheet figures as at December 31, 2016 further restated to allow a consistent comparison, from which have been derived the restatement reported below.

		As of December 31, 2016	Restatement	As of December 31, 2016(1) Unaudited Restated
	Assets	(in Euro thousands)
-	Cash and cash equivalents	297.412	(2)	297,410
-	Financial assets held for trading	7.683	—	7,683
-	Financial assets available for sale	2.319.613	—	2,319,613
-	Loans to banks	1.958.763	(66,749)	1,892,014
-	Loans to customers	18.246.327	(525,006)	17,721,321
-	Hedging derivatives	39.233	—	39,233
-	Equity investments	94.235	—	94,235
-	Property and equipment	761.274	(22,234)	739,040
-	Intangible assets	56.654	(1,186)	55,468
-	Tax assets	2,063,984	(4,665)	2,059,319
	a) current	985,651	(562)	985,089
	b) deferred	1,078,333	(4,103)	1,074,230
	of which under Law no. 214/2011	617,758	(3,978)	613,780
-	Other assets	265,826	(1,041)	264,785
	Total assets	26,111,004	—	26,111,004

(1)	2016 unaudited figures restated for a consistent presentation.

		As of December 31, 2016	Restatement	As of December 31, 2016(1) Unaudited Restated
	Liabilities and shareholders’ equity	(in Euro thousands)
-	Due to banks	3,468,322	—	3,468,322
-	Due to customers	13,710,208	—	13,710,208
-	Securities issued	5,443,294	(224,520)	5,218,774
-	Financial liabilities held for trading	2,064	—	2,064
-	Financial liabilities designated at fair value through profit and loss	459,198	—	459,198
-	Hedging derivatives	259,037	—	259,037
-	Tax liabilities	20,464	(54)	20,410
	a) current	5,918	(54)	5,864
	b) deferred	14,546	—	14,546
-	Liabilities associated to non-current assets held for sale and discontinued operations	—	228,986	228,986
-	Other liabilities	438,198	(4,079)	434,119
-	Employee termination indemnities	65,769	—	65,769
-	Allowances for risks and charges	106,171	(333)	105,838
	a) post-employment benefits	37,179	—	37,179
	b) other allowances	68,992	(333)	68,659
-	Valuation reserves	(158,100)	—	(158,100)
-	Reserves	(392,732)	—	(392,732)
-	Share premium reserves	175,954	—	175,954
-	Share capital	2,791,422	—	2,791,422
-	Treasury shares	(15,572)	—	(15,572)
-	Non-controlling interests (+/-)	29,044	—	29,044
	Loss for the period (+/-)	(291,737)	—	(291,737)
Total liabilities and shareholders’ equity		26,111,004	—	26,111,004

(1)	2016 unaudited figures restated for a consistent presentation.

TABLE 5: BALANCE SHEET COMPARISON

Table 5 presents the interim consolidated balance sheet as of September 30, 2017, presented in the 2017 Unaudited Interim Consolidated Financial Statements, compared to the unaudited restated consolidated balance sheet as of December 31, 2016, following the adjustments presented in Table 4.

		As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)
		(in Euro thousands)
	Assets
-	Cash and cash equivalents	277,873	297,410
-	Financial assets held for trading	9,383	7,683
-	Financial assets available for sale	2,078,308	2,319,613
-	Loans to banks	2,657,408	1,892,014
-	Loans to customers	16,674,630	17,721,321
-	Hedging derivatives	48,317	39,233
-	Equity investments	97,131	94,235
-	Property and equipment	741,714	739,040
-	Intangible Assets	46,702	55,468
-	Tax assets	1,967,948	2,059,319
	a) current	894,963	985,089
	b) deferred	1,072,985	1,074,230
	- of which under Law no. 214/2011	527,498	613,780
-	Non-current assets held for sale and discontinued operations	632,536	620,883
-	Other assets	302,341	264,785
	Total assets	25,534,291	26,111,004

(1)	2016 unaudited figures restated for consistent presentation.

		As of September 30, 2017 Unaudited	As of December 31, 2016 Unaudited Restated(1)
		(in Euro thousands)
	Liabilities and shareholders’ equity
-	Due to banks	4,201,790	3,468,322
-	Due to customers	13,887,071	13,710,208
-	Securities issued	4,002,056	5,218,774
-	Financial liabilities held for trading	1,296	2,064
-	Financial liabilities designated at fair value through profit and loss	374,241	459,198
-	Hedging derivatives	227,304	259,037
-	Tax liabilities	52,193	20,410
	a) current	38,619	5,864
	b) deferred	13,574	14,546
-	Liabilities associated to non-current assets held for sale and discontinued operations	240,848	228,986
-	Other liabilities	432,459	434,119
-	Employee termination indemnities	61,148	65,769
-	Allowances for risks and charges	120,089	105,838
	a) post-employment benefits	34,338	37,179
	b) other allowances	85,751	68,659
-	Valuation reserves	(148,189)	(158,100)
-	Reserves	(684,475)	(392,732)
-	Share premium reserves	175,954	175,954
-	Share capital	2,791,422	2,791,422
-	Treasury shares	(15,572)	(15,572)
-	Non-controlling interests (+/-)	25,072	29,044
	Loss for the year (+/-)	(210,416)	(291,737)
	Total liabilities and shareholders’ equity	25,534,291	26,111,004

(1)	2016 unaudited figures restated for consistent presentation.

ANNEX D—CARIGE GROUP’S 2017-2020 BUSINESS PLAN

On September 13, 2017, our board of directors approved our Group’s 2017-2020 Business Plan. Our Business Plan, includes, among other things, projections and objectives in respect of most of our consolidated and divisional economic line items and indicators of our financial statements as well as statements with respect to our strategic goals and objectives. Although we believe that the expectations reflected in such forward looking statements are reasonable, we do not provide any assurance with respect to such statements.

The preparation of the Business Plan is based upon, among other things, certain assumptions concerning future events that management expects to occur, and the actions management intends to take once the Business Plan is implemented; such events and actions may not actually be realized, as they depend substantially on variables which management cannot control, and may involve situations that management cannot predict. As a result, the projections and objectives in the Business Plan are by definition uncertain and may differ materially from and be more negative than those projected or implied in the projections and objectives.

Data used in the Business Plan is based on assumptions regarding our operations and results that are based on our current expectations regarding future events and are therefore subject to significant uncertainties that could cause our actual results to differ. These uncertainties include, among other things, our ability to grow in terms of operating income and net interest income and to carry out investments and other transactions provided for in the Business Plan, the assumptions about trends in macroeconomic indicators and regulatory developments and other objectives and projections in the Business Plan. Should any of these uncertainties be realized or any of the key assumptions prove to be inaccurate, our actual results or events would likely differ materially from those expressed or implied in the projections and objectives. In addition, you should note the projections and objectives were derived in a modeling process based on certain further underlying assumptions, which may prove to be incorrect. Hence there can be no assurance that the projections and objectives will eventually prove to be accurate and prospective investors should be aware that a number of factors, including factors outside the control of our Group and its management, might render achievement of the projections and objectives set forth in the Business Plan difficult or impossible.

You should not place undue reliance on the projections and objectives, which speak only as of the date that they were made. These cautionary statements should be considered in connection with any written or oral forward looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward looking statements after the date hereof to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

On September 13, 2017, our board of directors, having considered the outcome of the SREP carried out by the ECB and the requests by the ECB to maintain certain capital requirements and prepare a plan for the reduction of our NPL stock (the “ECB Decisions”), approved the 2017-2020 Business Plan (the “Business Plan”).

The ECB have requested that that we maintain the following capital ratios, on a consolidated basis:

i)	a CET1 Ratio target of at least 9% (comprising a minimum CET 1 Ratio of 4.5%, an additional total capital requirement of 3.25% and a combined buffer requirement of 1.25%), with the recommendation that we comply, at a consolidated level, with the Pillar 2 capital guidance, and thereby hold, in addition to the aforementioned ratio requirement, a CET 1 Ratio of 2.25%;

ii)	a minimum TSCR of 11.25%, which may be subject to review once the level of NPLs is reduced, and a minimum OCR of 12.50%; and

iii)	a minimum LCR of 90%.

Furthermore, the ECB Decisions requested us to meet the following requirements:

i)	minimum differentiated coverage ratios for the different classes of NPLs (63% for Bad Loans, 32% for Unlikely-To-Pay and 18% for Past-Due); and

ii)	compliance with annual maximum aggregate amount targets of Euro 5.5 billion by December 31, 2017, Euro 4.6 billion by December 31, 2018 and Euro 3.7 billion by December 31, 2019).

The Business Plan replaces the business plan approved on February 28, 2017 and reflects the change to our management connected with the change in approach by our board of directors, with a focus on satisfying the requests from the ECB, including those received since the ECB Decisions. In particular, the Business Plan reflects our aim to further reduce our NPL stock as requested by the ECB on June 8, 2017.

The strategic vision embedded in the Business Plan is divided into four fundamental pillars of (i) capital strengthening; (ii) asset quality; (iii) operating efficiency; and (iv) a commercial relaunch. A key element of the Business Plan is the complete strengthening the Group’s capital structure, which aims to restore, from the end of 2017, highter capital ratios than the current ECB targets.

The overall capital strengthening plan is divided into two main actions:

•	the strengthening of capital from the completion of the LME, and the sale of assets, including the NPL management platform, prestigious real estate assets, Creditis and the merchant book business; and

•	the successful completion of the Euro 500 million Capital Increase, including the Euro 60 million Reserved LME Tranche.

The purpose of the capital strengthening plan is to cover the impact on our capital arising from the actions to increase the quality of assets, in particular:

•	the transfer, which has already been completed, of a portfolio of Bad Loans with a GBV of Euro 938.3 million, to the securitization vehicle Brisca Securitization S.r.l., and the sale to third parties in August 2017 of the junior and mezzanine notes issued by the vehicle, with a consequential deconsolidation of such Bad Loans. The senior tranche of notes issued by such vehicle benefit from the GACS state guarantee (granted by the MEF by a decree dated August 9, 2017);

•	- the sale of a portfolio of Bad Loans for a GBV of up to Euro 1.4 billion in 2017;

•	- the increase in the coverage ratio for all categories of NPLs; and

•	-the disposal of a portofolio of Unlikely to Pay exposires for a GBV of approximately Euro 500 million, envisaged to take place in 2018.

In particular, the Business Plan envisages targets for 2018 determined based on a macroeconomic environment characterized by continued negative systemic interest rates, specific extraordinary transactions which we plan to achieve between December 31, 2017 and December 31, 2018 that are aimed at strengthening our capital and enabling a reduction in our risk profile linked to the impact of NPLs, (the “2018 Targets”) and targets for 2020 determined on the basis of an improving macroeconomic scenario and the impact of the management action contained in the Business Plan (the “2020 Targets”, and together with the 2018 Targets, the “Projections”).

The Projections are based on the occurrence of a number of future events and actions to be undertaken by the directors and management, which include, amongst others, general and hypothetical assumptions, which are subject to risks and uncertainties characterizing the current macroeconomic environment, related to future events and actions of the directors and management that will not necessarily occur and events or actions that may not be influenced, in full or in part, by the directors or management of the Company, regarding the main economic and financial values or other factors that influence their development (collectively, the “Hypothetical Assumptions”).

The Hypothetical Assumptions, described in the following paragraphs of this Annex, are briefly summarized below and include:

i)	positive developments in the macroeconomic environment in line with the hypotheses indicated by an analysis of such environment;

ii)	no additional requests to amend the Business Plan and or additional changes to the regulatory framework to which we are subject;

iii)	successful completion of the Euro 500 million capital increase, including the successful completion of the Reserved LME Tranche in the amount of Euro 60 million;

iv)	successful completion of the LME for Euro 510 million;

v)	the successful completion of the disposals identified in the Business Plan;

vi)	an improvement in credit quality and the reduction in the cost of credit;

vii)	safeguarding our access to liquidity;

viii)	the successful completion of specific efficiency actions; and

ix)	the impact of the introduction of the new international accounting standard IFRS 9.

Hypothetical Assumptions relating to variables that can be influenced by the decisions and the specific actions undertaken by our management are described below under the paragraph “—Main assumptions underlying the Business Plan that are based on action under the control of the board of directors and of management”.

The Business Plan is the result of a prospective simulation process of the Company’s financial, economic and capital data, and has been prepared based on final figures as of June 30, 2017.

Following the 2016 SREP Decision, which confirmed that we are prohibited from distributing dividends, no dividend distribution is envisaged during the course of the Business Plan.

The financial, economic, and offer information and other figures relating to the Company contained in this Chapter are set forth at a consolidated level, unless otherwise indicated.

Due to the uncertainty in the implementation of any future event, both as regards the occurrence of the event, and as regards its timing and size, the deviations between the final values and estimated values of the Projections could be material, even if the events included as part of the Hypothetical Assumptions occur.

Guidelines of the Business Plan

The Business Plan was prepared on the basis of a transformation process (the “Transformation Program”) based on the four fundamental pillars of (i) capital strengthening; (ii) asset quality; (iii) operating efficiency; and (iv) a commercial relaunch, as set forth in more detail below.

Capital Strengthening

In accordance with the requirements of and requests from the Supervisory Authorities, we have identified specific actions for the purpose of strengthening capital. Accordingly, on September 28, 2017, our Shareholders approved a capital increase being carried out in the aggregate amount of up to Euro 560 million (the “Capital Increase”), which would include an offering of New Shares pursuant to transferable pre-emptive subscription rights granted to our Shareholders for a total purchase amount of up to Euro 500 million, and an offering potentially to be reserved to one or more categories of holders of subordinated financial instruments subject to the LME for a total purchase amount of up to Euro 60 million (the “Reserved LME Tranche”). See —“The Transaction”. Our Shareholders accordingly granted a mandate to our board of directors to establish the procedures and terms and conditions for the Capital Increase.

The Business Plan provides for the following principal actions to be carried out in order to strengthen our capital. The effects of such actions on the CET1 Ratio are indicated below. For each of the following transactions, the impact is set forth, in terms of a change in basis points, on the level of capital ratios expected at the end of the year in which such transaction is concluded:

(i)	A capital increase of Euro 500 million capital, concluding before December 31, 2017, is estimated to correspond to an increase in the CET1 Ratio for the Company of approximately 300 basis points;

(ii)

Completion of the LME, involving the exchange of certain subordinated notes with a par value of Euro 510 million for new senior notes issued by the Company, as approved at meetings of the noteholders of such subordinated notes on October 21, 2017, is estimated to correspond to an increase in the CET1 Ratio for the Company of approximately 133 basis points;

(iii)	Completion of the Reserved LME Tranche as an additional component of the Capital Increase is estimated to correspond to an increase in the CET1 Ratio for the Company of approximately 37 basis points; and

(iv)	In addition, the Business Plan provides for the disposal of a number of marketable assets, including the sale of prestigious real estate assets.

•	In line with the Transformation Program, 8 real estate assets have been identified which are owned by our Group, and partly used for instrumental, and partly for non-instrumental purposes. Such disposals has been identified as a priority due to the substantial contribution to capital strengthening it would achieve, through capital gains and reduction in risk weighted assets. The disposals are focused on two prestigious real estate assets, located respectively, on Corso Vittorio Emanuele in Milan (the “Milan Property”), and on Via Bissolati in Rome. The transfer was completed on November 16, 2017. Completion of the sale of the Milan Property is estimated to correspond to an increase in the CET1 Ratio of approximately 54 basis points and, the sale of the remaining 7 properties, envisaged for 2018, is estimated to correspond to an increase in the CET1 Ratio of approximately 4 basis points.

•	The Business Plan provides for the sale of our 100% equity investment in our subsidiary Creditis Servizi Finanziari S.p.A. (“Creditis”) though which our Group provides its consumer credit business. The Business Plan provides for potential buyers to be identified who intend to increase the business and enter into a distribution agreement with us. The sale of our shareholding in Creditis, envisaged for 2018, is estimated to correspond to an increase in the CET1 Ratio of approximately 79 basis points.

•	The Business Plan provides for the sale of the business unit which houses our recovery platform which we use for the management of our NPL stock (which includes both staff and information technology systems) to a specialized operator or investor, and to whom we will outsource the management of our NPL stock and enter into a service level agreement with for the management of existing and new NPLs. The sale of such business unit, envisaged for 2018, is estimated to correspond to an increase in the CET1 Ratio of approximately 17 basis points on 2018.

•	The sale of the acquiring business (or merchant book, i.e., the collection services relating to POS contracts) to other industry operators who will manage the product in terms of contracts, conditions and operations along the entire value chain, enabling the Company to access the supply platform, envisaged for 2017, is estimated to correspond to an increase in the CET1 Ratio of approximately 15 basis points.

•	The sale of other minority equity investments at book value, envisaged for 2018, is estimated to correspond to an increase in the CET1 Ratio of approximately 14 basis points.

The disposals described above, which have commenced are estimated to correspond to an increase in CET1 of approximately Euro 194 million, and a decrease in risk weighted assets of approximately Euro 711 million.

Asset Quality

In accordance with the ECB Decisions and related to our compliance with maximum quantities of NPLs in the period 2017-2019 and our aim to achieve and maintenance the minimum levels of coverage for NPLs, the Business Plan includes a so-called “clean-up” vision, through which an NPL de-risking and deleveraging strategy is implemented. Such strategy is aimed to be accomplished through a set of actions which are envisaged to enable a reduction in our NPL stock, with coverage consistently maintained above the minimum required regulatory levels and in line with best practice. In particular, the following extraordinary and ordinary management actions aim to allow us to achieve such result:

Extraordinary management actions:

•	the transfer, which has already been completed, of a portfolio of Bad Loans with a GBV of Euro 938.3 million, to the securitization vehicle Brisca Securitization S.r.l., and the sale to third parties in August 2017 of the junior and mezzanine notes issued by the vehicle, with a consequential deconsolidation of such Bad Loans. The senior tranche of notes issued by such vehicle benefit from the GACS state guarantee (granted by the MEF by a decree dated August 9, 2017);

•	the sale of a portfolio of secured and unsecured Bad Loans with a GBV of up to Euro 1.4 billion, envisaged to take place by the end of 2017. Such Bad Loans represent loans to approximately 6,700 borrowers, mostly concentrated in northern Italy;

•	commencement of business by Carige Reoco S.p.A. (“Carige REOCO”), a company incorporated in July 2017 with the primary aim of acquiring, maintaining the price of and maximizing economic recovery from real estate initiatives funded by the Company but which have encountered difficulties, therefore increasing the possibility of a recovery from these exposures by the Company;

•	the sale over the course of the Business Plan of a portfolio of Unlikely to Pay exposures, envisaged for 2018, with a projected GBV equal to approximately Euro 500 million; and

•	de-risking and an increase in coverage, also expected as a result of the abovementioned sale of the business unit which houses our recovery platform which we use for the management of our NPL stock to a specialized operator or investor able to increase percentages and reduce recovery times, with whom we will enter into a service level agreement for the management of existing and new NPLs.

Ordinary management actions:

•	commencement of business of a dedicated NPL unit. In line with the guidance for banks on NPLs issued by the ECB, which also describes fundamental governance elements and the operational structure of the entire system for the management of NPLs, our board of directors approved the commencement of a process for the reorganization of area of responsibility of the chief lending officer (“CLO”). Such reorganization provides for, as a first phase, which we implemented in September 1, 2017, the segregation of the department responsible for the oversight of NPLs from structures responsible for lending, through the spin-off of the problematic loans and litigation department from the area of responsibility of the CLO and positioning this department under the direct reporting line to the Chief Executive Officer. This department will be called the NPL Unit and a new management committee will be established called the NPL Committee. The NPL Unit and the NPL Committee will aim to enable the Company to eliminate potential conflicts of interest and intervene more effectively in the management of NPLs, the control of credit risk, monitoring the quality of the NPL portfolio and proposing action suitable for improving risk profiles;

the outsourcing of small ticket collection and recovery, with the aim of managing exposures of a non-material amount more effectively and efficiently; and

a focus on large ticket Unlikely-to-Pay exposures, with the aim of monitoring performance flows and identifying enforcement action to be taken in respect of positions which require classification as Bad Loans, following analysis being carried out on them.

Operational efficiency

Our Business Plan provides for a number of specific actions in order to address levels of efficiency, which are lower in terms of total operating, personnel and other administrative expenses than operators with a similar size and business model to us. Such actions consist of the following ones:

•	strategic management of ICT: we have provided for and have commenced a process of revising our ICT management strategy, through outsourcing to specialized business partners in order to guarantee quality and efficiency and to support the Company in future digital developments, with the aim of maintaining the continuity of our current ICT procedures and internal skills, while increasing quality and efficiency, as a result of the experience and skills of such specialized partners. The process envisages that the outsourcing of the service will lead to a consequential reduction in the number of internal staff dedicated to ICT, who will be employed by a company controlled by such specialized partner;

•	strategic management of our back office: we have has commenced an advanced back office management reorganization, taking advantage of developments in ICT and the more streamlined structure and processes;

•	cost review: we intend to enhance our cost management and to establish strong oversight and control of expenses, including by means of the introduction of so-called “zero-based budgeting”;

•	closure of branches: between 2017 and 2020, we plan to close 121 branches, of which 58 had already been closed by September 30, 2017. The restructuring of the network of branches will be concluded by the end of 2018, with an envisaged reduction in the number of branches (which excludes those that are not fully operational and the Nice branch) from 576 as of December 31, 2016 to 455 as of December 2020;

The abovementioned actions are expected to contribute towards a reduction in general expenses (i.e. other administrative expenses net of indirect taxes) from Euro 209 million for the year ended December 31, 2016 to

Euro 181 million for the year ended December 31, 2018, and to Euro 154 million for the year ended December 31, 2020. The Business Plan also includes the following actions:

•	investments to support the Transformation Program: such investments include a high return investment program of approximately Euro 100 million providing for cash-less or cash-light branches, innovation, the digitalization of core processes and human resources spending on performance management and improvement of skills;

•	a reduction in staff expenses: such expenses are projected to be reduced from Euro 316 million for the year ended December 31, 2016 (which comprised Euro 296 million in staff expenses and Euro 20 million in non-recurring benefits), to Euro 305 million for the year ending December 31, 2018 and to Euro 264 million for the year ending December 31, 2020. Such reduction in expenses is intended to be achieved through a reduction in the workforce from 4,873 as of December 31, 2016 to approximately 3,900 at December 31, 2020. Such estimated reduction includes the following predictions:

i)	a reduction of over 200 staff following the abovementioned disposals and the agreements which are to be finalized (including the sale of our NPL platform, the sale of Creditis, and the outsourcing of our ICT);

ii)	a reduction of approximately 550 staff following the forecast closure of branches, changes to our business model, the adoption of a cash-less or cash-light model, and the simplification and increased efficiency of back office processes;

iii)	a reduction of approximately 100 staff following the simplification and optimization of central structures, through the identification of areas with reduced efficiency in which to concentrate our actions and revise the process; and

iv)	other actions, including using part-time employees and reducing certain benefits, which will impact our per-capita unit cost.

A reduction in the number of our employees is expected to result in an increase in commercial productivity, with an consequential increase in revenue33 per employee of 48% between 2016 and 2020.

Commercial relaunch

The guidelines for our Group’s commercial development over the course of the Business Plan were identified as a result of observing the lower levels of average productivity and profitability of our Group, both per customer and per employee, compared to comparable banks in terms of size and business model. We expect that our Group’s commercial development will enable opportunities for growth, as set forth in further detail below.

An initial series of interventions has been identified in the area of customer transactional behavior, the analysis of which shows high potential in terms of migration to advanced channels. The penetration of advanced ATMs by our Group is lower than the average amongst our peers, with self-service areas having only been introduced in certain pilot branches. As such, there is a large volume of low value-added branch-based activities, which reduces available business time for staff operating locally.

The need to fully focus branches on business and customer services has led to a planned reorganization of the territorial network and transformation to an increasingly cash-less or cash-light model. This frees up available business time, in respect of which the branch manager will have a more important, entrepreneurial role. The number of customer relationship managers will be increased, in particular with respect to Mass Market, Affluent and Small Business customers and local decision-making powers will be revised, resulting in increased accountability and speed of response to customers. The reorganization of the business model for the network of branches will be accompanied by an overall realignment of territorial positioning, focusing on concentration in the key regions of Liguria and Lombardy, and a reduction in the number of branches, until the target by December 31, 2020 of 455 branches is achieved (which would amount to a reduction of 21% compared to December 31, 2016).

The offering of commercial products to customers will be developed in the context of an open architecture model, whereby our Group will continue to develop traditional banking products in-house and will take

[33]	Income (or net operating income) in the reclassified income statement is composed of interest margin (item 30 income statement), net fees and commissions (item 60 income statement), finance income (items 70, 80, 90, 100b, 100c, 100d and 110 income statement) and other operating income (item 220 income statement net of recovery of taxes).

advantage of the best market offers for highly advanced and sophisticated products, in respect of which it will act as a distributor, including for the purpose of reducing capital absorption. Such new commercial offering identified in the Business Plan will also be based on fully unlocking the value of the Cesare Ponti brand with reference to the wealth management area, and on the development of a suite of digital/smart lending products for Mass Market and Small Business customers.

The development of the digital platform is intended to represent the foundations of a renewed offering and commercial proposals by our Group. For this purpose, we intend to create an innovation unit for the design and management of our Group’s digital strategy, focusing on initiatives which are likely to have high potential value, and the redesign of contractual procedures available to customers in a digital multi-channel context, with a focus on core products for Mass Market and Small Business customers (including digital lending, current accounts, retail mortgages, and credit and debit cards). We intend to strengthen the structure of the Contact Center, so that it becomes a strategic contact channel for current customers, with a particular focus on the Mass Market segment, with the aim of reducing the cost-to-serve for customers who do not frequently use the physical network of branches, as well as serving as a contact channel for prospective customers.

Main general and hypothetical assumptions on which the Projections are based

Positive developments in the macroeconomic environment

The hypotheses regarding the development of the macroeconomic environment, the dynamics of the reference rates and the development of the economic and financial aggregates of the credit system on which the Business Plan is based have been formulated by elaborating the currently available forecasts prepared by leading national and international economic institutions, as well as by the principal bodies of economic research, which have been summarized by the Company’s management on the basis of the knowledge, experience and assessments gained within our Group.

In particular, the macroeconomic environment of the Business Plan is based on the estimates supplied to the Company by the company Prometeia for the entire period covered by the Business Plan until 2020, with reference to the environment in January 2017.

The macroeconomic environment has been characterized by signs of recovery in the global economy, confirmed by economic indicators that continue to be consistent during an expansion phase: industrial production in industrialized countries is displaying growth and global commerce is developing at a growing pace, as a result of more sustained performance in trade both in industrialized and emerging countries.

Monetary policies for the main economies are slowly focusing on a moderately restrictive position, although the ECB has stated that interest rates will remain unchanged for a prolonged period, despite excluding any further reduction in interest rates on deposits. The prudent approach by the ECB is also caused by elements of uncertainty generated by discord between European countries and the United States in relation to trade and international cooperation, as emerged at the G7 summit held in Italy in May 2017.

The Business Plan has therefore been developed in an economic and financial environment which, throughout 2018, is expected to be characterized by system-wide negative short-term interest rates, with the ECB refinancing rate only expected to return to a level greater than zero from 2019.

In particular, the Business Plan took into account a scenario characterized by developments in the following main macroeconomic variables:34

•	constant, if moderate, growth in Italian GDP over the period from 2018-2020 of an level of approximately +1% per year;

•	inflation – consumer prices are expected to increase to be slightly higher than 1% in the two-year period from 2018-2019, with an expected increase to 1.8% forecast for 2020; and

•	the three-month EURIBOR is expected to increase from 2019, reaching up to 0.41% in 2020.

[34]	Source: Prometeia, Scenario Macroeconomico Luglio 2017.

The table below sets forth the macroeconomic assumptions described above and taken into account in the Business Plan:

Macroeconomic environment assumptions by Prometeia in July 2017

		2016	2017E	2018E	2019E	2020E
Real GDP	(Var %)	1.0	1.2	1.0	0.8	1.0
Rate of inflation	(%)	-0.1	1.5	1.1	1.3	1.8
ECB rate (end of period)	(%)	0.00	0.00	0.00	0.25	0.50
Average 3-month Euribor	(%)	-0.26	-0.33	-0.26	0.13	0,41
Average 6-month Euribor	(%)	-0.16	-0.25	-0.16	0.23	0.47
Irs 5 years	(%)	0.00	0.19	0.46	1.09	1.35
Irs 20 years	(%)	1.00	1.33	1.48	2.00	2.27

Source:	Prometeia, Scenario Macroeconomico Luglio 2017

System-wide,35 in the three year period 2018-2020, total bank funding is expected to grow by 0.7% on average per year. A reduction in uncertainty and an increase in policy rates are expected at the beginning of 2019 and in mid 2020 , which is expected to lead to a gradual reallocation of deposits to asset management products characterized by greater returns and increased profitability for banks. In the context of direct deposits, increases in policy rates over the last two years of the projections will lead to an increase in the opportunity cost of holding liquid assets, benefiting term deposits and other long-term financial activities. In relation to loans to customers, a return to growth in the aggregate is forecast commencing from 2019 (+1.5%), with further acceleration expected for 2020 (+2%).

With regard to expected profitability in the banking sector, the growth of loans and the performance of system-wide interest rates assumed in the macroeconomic environment underlying the Business Plan simulations is expected to lead to stabilization of the customer margin and an increase in the interest margin in 2017, with recovery that should consolidate in the subsequent three year period. The improvement in interest margin, together with a growth in net fees and commissions connected to recovery in asset management and a reduction in flows from adjustments to loans can be considered as the three key factors for the commencement of a phase for recovery in profitability for the Italian banking sector. In particular, with regard to developments in the cost of credit, the implementation of plans to reduce NPLs, prepared by the banks in accordance with ECB guidance, will mean that it is necessary, over the short term, to make further adjustments and/or to incur losses from disposals, above all for banks with a high NPL ratio. For such banks, a return to levels of profitability compatible with returns required by investors will be conditional upon the execution of extraordinary transactions (including significant increases in the level of coverage for NPLs and/or disposal of such loans), with immediate adverse effects on their financial conditions sheets and subsequent recourse to take action in order to strengthen their capital.

The economic simulation developed by the Company includes the macroeconomic trends indicated above as a basis for the assumption of growth in volumes traded by the companies of our Group and in the pricing applied to the individual products, in consideration of improvement in the cost of funding expected by the Company following a reduction in the perception of risk associated with this, as a result of capital strengthening transactions, a reduction in its current stock of NPLs and an increase in levels of coverage for any NPLs that are not disposed of.

Absence of requests to amend the Business Plan and of changes to the regulatory framework

As set out above, the Business Plan was prepared in consideration of the content of the ECB Decisions, particularly in terms of the minimum capital requirements, maximum NPL targets and minimum levels of coverage for NPLs contained therein.

The Business Plan therefore assumes that current ECB minimum regulatory capital requirements and further targets relating to NPLs will be maintained at their current levels.

Moreover the Business Plan assumes that the current tax regime will remain unchanged and there will be no variation to regulations affecting the banking and finance sector.

[35]	Projections relating to the System were extrapolated from the Rapporto di Previsione published by Prometeia in July 2017.

Main hypothetical assumptions and assumptions that are not fully under the control of the Company’s management

The Projections are based in part on hypothetical assumptions concerning the effects of specific actions or relating to future events that may be partially influenced by the management and by the Company that may not occur during the period of the Business Plan; therefore, this could cause deviations, including material deviations, from the forecasts used in our Business Plan. In particular, these assumptions include:

Successful completion of the capital increase against for Euro 500 million

The Business Plan assumes that the Euro 500 million capital increase by way of the issue of New Shares pursuant to transferable pre-emptive subscription rights granted to our Shareholders, will be subscribed in full, with a consequential estimated increase in the CET1 Ratio, taking into account the cost of the operation, in the order of approximately 300 bps. The effect also takes into account the total costs of the transaction, including those relating to the LME, which were estimated, at the date of writing the Business Plan, to amount to approximately Euro 37 million gross and approximately Euro 27 million, net. These costs are mainly due to the estimates of the fees provided for by the pre-underwriting agreement signed on July 3, 2017, as well as other expenses related to the structuring of the transaction such as legal fees, notarials and consultants. The amount of costs net of tax impact was deducted from equity as part of the Projections, not affecting the income statement for the year 2017.

As of the date hereof, the estimate of the total cost of the Capital Increase was updated with new information available compared to those used for the Business Plan’s forecasts and amounts to approximately Euro 55.1 million, of which appoximately Euro 3 million relates to the LME. The updated estimate was reflected in the Consolidated Pro forma Financial Information”.

Successful completion of the LME for Euro 510 million and of the capital increase reserved to Eligible LME Investors for Euro 60 million

The Business Plan assumes the successful outcome of (i) the LME, involving the exchange of certain subordinated notes with a nominal value of Euro 510 million for new senior notes issued by the Company, and the approval of such exchange (including the terms of the squeeze-out) by holders of such subordinated notes, which occurred at meetings of the noteholders of such subordinated notes on October 21, 2017, with an estimated increase in the CET1 Ratio for the Company of approximately 133 basis points; and (ii) full subscription of the Reserved LME Tranche, with an estimated increase in the CET1 Ratio for the Company of approximately 37 basis points.

Realization of disposals

The Business Plan forecasts the completion of certain extraordinary transactions for the sale of assets as set forth in the following table:

	Year in which such disposal is envisaged	Estimated impact (basis points) on the CET1 Ratio(1)
Disposal of the Milan Property	2017	54 basis points
Disposal of seven other prestigious properties	2018	4 basis points
Disposal of our 100% equity investment in Creditis	2018	79 basis points
Disposal of the NPL Platform	2018	17 basis points
Disposal of the Merchant Book	2017	15 basis points

(1)	For all extraordinary operations planned to be realized in 2017, the impact on the CET1 Ratio in terms of basis points was calculated on the level of the expected ratio for the end of 2017. For all extraordinary transactions is planned to be implemented in 2018 the differential impact on the CET1 Ratio in terms of base points was calculated on the level of expected equity ratios for the end of 2018.

In particular, the Business Plan reflects the outcome of the successful realization of the following transactions during the course of the Business Plan:

•

the sale of eight real estate assets, including the Milan Property in respect of which a preliminary sale agreement was entered into on October 31, 2017, at a sale price estimated on the basis of preliminary and non-binding offers received and preliminary expressions of interest, with an expected increase in the CET1 Ratio of approximately 54 basis points for the Milan Property and of approximately 4 basis points for the other seven properties envisaged to be sold in 2018, arising through expected capital gains and a reduction in risk weighted assets;

•	the sale of our 100% equity investment in Creditis envisaged for 2018 at an estimated value, including the possible simultaneous execution of an exclusive distribution agreement, with an expected impact on the CET1 Ratio of approximately 79 basis points, arising out of expected capital gains from the sale and a reduction in RWA;

•	the sale, envisaged for 2018, of the business unit which houses our recovery platform which we use for the management of our NPL stock, and the assumption of a simultaneous execution of a long-term service level agreement with for the management of our existing and new NPLs, with an expected impact on the CET1 Ratio of approximately 17 basis points, arising out of capital gains expected from the sale;

•	the sale of the acquiring (merchant book) business, envisaged by the end of 2017, with an expected impact on the CET1 Ratio of approximately 15 basis points, arising out of capital gains expected from the sale; and

•	the sale of other minority equity investments at book value, envisaged for 2018, with a corresponding increase in the CET1 Ratio of approximately 14 basis points arising exclusively from potential invests and market demand of a reduction in RWA.

Completion of the abovementioned disposals on the basis of such hypothetical values and within the timeframes forecast, which are estimated to correspond to an increase in CET1 of approximately Euro 194 million, and a decrease in risk weighted assets of approximately Euro 711 million, depends on the successful outcome of expressions of interest from potential invests and market demand and is therefore not fully under the control of our Management.

Improvement in credit quality and reduction in cost of credit

The Business Plan forecasts a significant reduction in the cost of credit over the course of the Business Plan. In particular, the Business Plan provides for a reduction in the cost of credit from 259 basis points as of December 31, 2016 to 77 basis points as of December 31, 2018 and 55 basis points as of December 31, 2020.

Such target results from (i) the transfer, which has already been completed, of a portfolio of Bad Loans with a GBV of Euro 938.3 million, to the securitization vehicle Brisca Securitization S.r.l., and the sale to third parties in August 2017 of the junior and mezzanine notes issued by the vehicle, with a consequential deconsolidation of such Bad Loans and a request for a state guarantee (GACS); and (ii) the planned sale of a portfolio of secured and unsecured Bad Loans with a GBV of up to approximately Euro 1.4 billion, envisaged to take place by the end of 2017, characterized by average coverage of 66.4%. The planned sale has been envisaged to take place at a price identified on the basis of discounted cash flows that will be generated from recovery of the loans on the basis of net recovery curves, differentiated on the basis of the characteristics of the components underlying the portfolio also taking into account a discount component representative of the estimated performance of the buyer. The main characteristics concern the level of security (secured and unsecured) underlying the loan; the recovery curves and, in particular, recovery times which are influenced by the time necessary to follow legal procedures for the recovery of loans. These elements have also been taken into consideration in the simulation performed by the Company.

The above-described methodology, which finds as a starting point the discounting of expected cash flows, is based on benchmarks, i.e. on the rates used by the major market players whose visibility could have been. In the discounting of the cash flows used in the Business Plan, a rate that was found to be aligned with what was stated by some investors in the form of bidding offers received at the Bank on November 11, 2017. Among the bids some of them were found to be higher than the values set out in the Business Plan: there are currently ongoing assessments by the Bank’s competent bodies to identify the final investor with which to negotiate and close the transaction, which is therefore considered to be perfected by end of 2017, as suggested in the Business Plan.

With regard to the progressive reduction in the cost of credit, the Business Plan also includes the following assumptions underlying the planned actions contained therein:

•	the ability of Carige REOCO to contribute to a reduction in the stock of NPLs, while also unlocking the value of real estate assets contributed to it, enabling the disposal over the course of the Business Plan, and in particular in 2018, of Bad Loans and gross Unlikely-to-Pay exposures for a total estimated amount of approximately Euro 650 million;

•	the disposal during 2018 of a portfolio of gross Unlikely-to-Pay exposures amounting to Euro 500 million;

•	the effects of de-risking action on large ticket Unlikely-to-Pay exposures, which it is forecast will result in a return of approximately Euro 600 million in performing loans in the three-year period 2018-2020, including as a result of increased efficiency in management of Unlikely-to-Pay exposures as a result of the new NPE Unit, a progressive estimated reduction in the default rate (from 1.9% in 2018 to 1.4% in 2020) and an increase in recovery rates for Bad Loans, including as a result of the service level agreement envisaged to be entered into with the servicing company purchasing the NPL management platform and

•	oversight of risk and the quality of assets guaranteed by a specific NPL Unit, already operating within our Group, which we aim will implement a deleverage and de-risking strategy for NPLs, characterized by a reduction in the stock of Bad Loans and an increase in average coverage for the portfolio of Bad Loans and Unlikely-to-Pay exposures by the end of 2017.

The projected improvement in the quality of our loans portfolio and the reduction in cost of credit over the course of the Business Plan depends on factors that cannot be entirely controlled by our Management, and depend in particular on the occurrence of significant events, such as the successful outcome of the disposal of Bad Loans and Unlikely-to-Pay exposures forecast over the course of the Business Plan, as well as positive developments in the macroeconomic environment.

Safeguarding the liquidity position

The Business Plan provides for safeguarding of the liquidity position, including as a result of the benefits deriving from the abovementioned extraordinary transactions, with the aim of maintaining LCR consistently in excess of 100% over the course of the Business Plan, and in excess of 149% at December 31, 2020.

The Business Plan further provides for repricing of funding, with an estimated reduction in the overall cost of funding from 1.1% in 2016 to 1% in 2020, and an improvement in the commercial mark-down from -85 basis points in 2016 to -17 basis points in 2020, as a result of improvements in conditions affecting the issuer rating for the Company, caused by managerial action included in the Business Plan, and which commenced from 2017.

The assumptions in relation to the safeguarding of liquidity and the projected overall improvement in the cost of funding over the period of the Business Plan are based on the completion of the actions included in the Business Plan which, as described above, is not exclusively under the control of our management.

Completion of efficiency improvement action

The Business Plan forecasts a reduction in operating costs which is caused by factors including the following:

•	the successful completion of trade union discussions and consequent agreements with the trade union organizations consistent with the actions contained in the Business Plan, with a provision of approximately Euro 50 million, principally earmarked for the solidarity fund applicable to the sector (Fondo di Solidarietà). The initiatives identified in the human resources area have led to a reduction in personnel expenses from Euro 316 million in 2016 to Euro 305 million in 2018 and Euro 264 million in 2020, as a result of a contraction of staff of approximately 1,000 employees between 2016 and 2020, of which 150 have already been made on the date of approval of the Business Plan, due to some changes including:

•	the consolidation of the Group following the anticipated sale of Creditis and the NPL platform and the anticipated achievement of a partnership in the ICT field, with an expected organic reduction of approximately 200 employees;

•	the closure of 121 branches, of which 58 were closed during the first half of 2017, revision of the commercial model, adoption of at least 40% of the cashless / light network, introduction of integrated engineering, evolution of operating processes and simplification and efficiency of back-office, with an expected reduction of approximately 550 units;

•	simplification and optimization of central structures, with an expected organic reduction of approximately 100 units).

The Industrial Plan also foresees a reduction in the operating costs associated with theachievement of an industrial partnership in the ICT sector for the purpose of achieving efficiency targets established by our Group, in respect of which negotiations are in progress.

Impact arising out of introduction of the new accounting standard IFRS 9

From January 1, 2018, the Company will be subject to the potential effects arising out of application of the new international accounting standard IFRS 9 – Financial Instruments.

The overall impact of the application of IFRS 9 included in the Business Plan represents a preliminary estimate derived from an increase in impairment provisions, effected on the basis of information currently available with reference to the state of consolidation of transposition of the regulation. The process for determining the impact connected to application of IFRS 9 is currently ongoing and, in particular, estimates of possible impacts resulting from the reclassification of loans or financial instruments at fair value, are still subject to revision.

The estimated preliminary impacts (of approximately Euro 122 million) have been included in full in the Business Plan in net equity at January 1, 2018 and considered in the calculation of regulatory capital ratios by applying the mechanism for amortization of the total amount established by the draft law under discussion entitled “Amendment to Regulation (EU) No. 575/2013”, which provides for exemption from the calculation of capital ratios of 95% of the impact in 2018, 85% of the impact in 2019 and 70% of the impact in 2020.

Assumptions concerning variables that may be influenced in full or in part by the decisions of our management

Our management based the Projections also on certain assumptions regarding variables that may be influenced, in whole or in part, by the decisions of the Company’s management, as well as on the following key managerial actions:

•	greater contribution to economic results from commissions and fees received deriving from distribution agreements, including as a result of the forecasted increase in assets under management in relation to total indirect deposits, expected to increase from 50.6% in 2016 to 61.1% in 2020, with a consequential increase in net fees and commissions from Euro 241 million in 2016 to Euro 297 million in 2020;

•	continued prudent management of other administrative expenses (with approximately Euro 55 million of savings forecast from Euro 209 million in 2016 to Euro 181 million in 2018, to Euro 154 million in 2020) through strengthening of cost management and the introduction of so-called zero-based budgeting. Extreme focus on cost management and expenditure governance has led to the creation of a team dedicated to safeguarding the cost base, the establishment of structured processes that involve key departments, and the use of models and approaches that provide for continual benchmarking and the application of best practices, both with reference to consumption and prices. The Business Plan also provides for the optimization of workspaces through actions designed to maximize the way in which workspaces are utilized;

•	the creation of a streamlined commercial and operational platform, which is envisaged to result in a reduction, between 2016 and 2020, of approximately 1000 staff and 121 branches (from 576 in 2016 to 455 in 2018 and 2020), of which 58 have already been closed during the first nine months of 2017. The criteria for the identification of branches to be closed are based on an analysis of profitability and the strategic nature of the branches, taking into account branches with structural losses, those operating in unappealing areas for our Group, particularly small branches with reduced productivity by resources, and the level of geographic overlap with other branches of our Group. The revision of the commercial model is not only based on the closure of branches but also on the introduction of a cash-less and cash-light model, the adoption of lean and streamlined operational processes and the simplification and increased efficiency of our back office processes, consequently freeing up business time for managers;

•	the introduction of a commercial governance model that is specialized according to various segments, which forms part of the Chief Commercial Officer’s department, divided according to customer segments, and aims to achieve the integrated management of pricing structures and products;

•	the realization of an investment plan of approximately Euro 100 million to support the Group’s industrial transformation and development, with particular reference on initiatives for extracting maximum value from the customer base, support for the service model and digital transformation;

•	strengthening of the central nature of the role of branch manager, who will now be required to operate as a local entrepreneur. The team of branch managers is intended to be renewed through 150 new appointments;

•	strengthening of customer advice, through an increase of approximately 80 relationship managers focusing on Mass Market, Affluent and Small Business customers;

•	an increase in accountability and speed of response to customers, through local decision-making powers granted to branch managers, area managers and enterprise managers;

•	in-house development of all products linked to characteristic business and taking advantage of best market offers (outsourced product factories) for highly advanced and sophisticated products, including with the aim of reducing capital absorption;

•	the creation of a digital innovation unit for the design and management of our Group’s digital strategy, with strengthening of the Contact Center as a contact and sales channel, also with respect to prospective customers, with the purpose of optimizing the cost to serve;

•	the development of short term lending, forecast to grow by 9.4% per year between 2016 and 2020 in accordance with the assumption that critical aspects relating to management of liquidity and that led to a significant reduction in the aggregate commencing from the end of 2015 will be overcome; and

•	investment in the securities portfolio with returns conservatively estimated to reduce in comparison with 2016 in line with the strategy of maintaining a contained profile in terms of risk and residual average life. The impact of the securities portfolio on total assets is forecast to remain below 15% in 2018, reducing to below 10% of assets in 2020, in confirmation of the ancillary nature of the portfolio with respect to the core business of supporting the economy through the provision of loans to businesses and households.

Key Projections

The Business Plan, prepared also on the basis of the Hypothetical Assumptions described above, forecasts a return to profit in 2018, in the amount of Euro 25 million, and increasing to Euro 146 million in 2020. The following table sets forth the key data contained in the Business Plan.

Economic data of the Group
	2016 Historical	2016 Pro-forma(1)	2018E	2020E
Net Interest Income (in Euro million)	300	308	284	387
Net fee and commission income (in Euro million)	241	241	253	297
Other income	75	297	40	45
Net interest and other banking income (in Euro million)	616	846	576	729
Loan loss provisions	473	473	122	94
Operating expenses (in Euro million)	562	565	505	430
Profit (loss) before tax from continuing operations	-431	-119	8	210
Net profit (loss) for the year attributable to the Parent Company (in Euro million)	-292	-65	25	146

The Business Plan foresees for 2017 a margin of interest, including the contribution of the subsidiary Creditis Servizi Finanziati S.p.A. (in the figures for the period ended and as at September 30, 2017, the subsidiaries were considered to be among the assets held for sale and therefore the related comprehensive income was included in the income statement of non-current assets held for sale), as follows:

Net Interest Income (in Euro million) 2017E	285

Financial indicators of the Group
	2016	2018E	2020E
Direct deposits (1) (in Euro billion)	19.6	17.2	18.4
Due to customers (in Euro billion)	18.2	15.8	17.0
Total capital and reserves (in Euro billion)(2)	2.4	2.2	2.3
Shareholders’ Equity (in Euro billion)(3)	2.3	2.1	2.2

(1)	Due to customers, securities in issue and liabilities measured at fair value.
(2)	Does not include the economic result for the year and the minority interest.
(3)	Capital and reserves net of intangible assets.

(1)	Data includes the pro-forma adjustments relating to transactions for the disposal of the Milan Property, the LME and the Capital Increase. In particular, net interest and other banking income includes Euro 222 million relating to profit from the repurchase of financial liabilities arising out of the LME.

The Business Plan gives the margin of interest for 2017 as Euro 285 million, which includes the contribution of Creditis Servizi Finanziari S.p.A., as a result of it being classified on the balance sheet as a non-current asset available for sale.

Management indicators of the Group
	As of December 31,
	2016	2018E	2020E
ROTE(1)	-12.4%	1.2%	6.5%
CET1 Ratio phased in	11.4%	12.5%	13.9%
TCR Ratio phased in	13.8%	13.8%	15.1%
LCR	124%	144%	149%
Cost / Income ratio(2)	81.0%	81.3%	56.7%
Cost of risk (basis points)	259	77	55
Texas ratio(3)	170.7%	79.1%	61.8%

(1)	Return on tangible Equity, calculated as profit divided by shareholders’ equity net of intangible assets.
(2)	Calculated as the ratio between Operating Expenses and Income in the draft reclassified income statement, in the context of which operating expenses includes personnel expense, adjustments to value of tangible and intangible assets and core administrative expense, i.e. net of systemic expense, DTA installments and taxes to be recovered from customers, while Income is composed of interest margin, net fees and commission, finance income and other operating income, net of taxes recovered from customers.
(3)	Ratio between net NPLs and tangible common equity. Tangible common equity is calculated excluding profit for the period, third party equity and deducting the amount of tangible assets.

The interim consolidated financial information as of and for the nine-month period ended September 30, 2017 (the “Consolidated Interim Financial Statements”) do not show overall significant deviations from the data included in the Business Plan for the current financial year, with the exception of higher write-downs on loans and other financial assets, which are expected to be progressively realigned with the Business Plan at the end of 2017, following a difference in timing of such write-downs between the third and fourth quarter of 2017. In addition, net provisions for risks and charges were higher than expected in the Business Plan, for amounts not considered in the Business Plan to have a significant effect on the net profit of our Group, due to provisions for the penalties on distribution agreement with Amissima and other minor unforseen disputes.

In the Consolidated Interim Financial Statements, given the state of progress of operations at such date, not all of the effects of the extraordinary operations reflected in the Business Plan in the fourth quarter of 2017 are yet reflected (in particular, the Capital Increase, the LME, the sale of the Milan Property, the sale of the merchant book and the portfolio of Bad Loans for up to Euro 1.4 billion). Therefore, the value adjustments that together with the disposal losses would amount to approximately Euro 300 million for the nine-month period ended September 30, 2017 will suffer a significant increase in the final quarter of the year as a result of the sale of Bad Loans for up to Euro 1.4 billion, and actions taken on coverage levels, including in order to meet the targets required by the ECB.

Developments in the main data over the course of the Business Plan are characterized by substantial stability in direct deposits in the three-year period 2018-2020 and by performance in gross loans to customers influenced by the disposal of Creditis, the extraordinary transactions for the disposal of the NPL portfolios and the disposal of NPLs connected with activities by Carige REOCO.

Net interest income, equal to Euro 387 million in 2020, is forecast to increase by approximately Euro 87 million as compared to 2016, deriving from the expected positive impact of a reduction in mark-down36 (from -85 basis points in 2016 to -17 basis points in 2020) and in the total cost of funding37 (from 1.1% in 2016 to 1% in 2020) as a result of the expected improvement in issuer rating conditions for the Company, caused by management action included in the Business Plan, as well as growth in the impact of gross short term lending as compared to total gross interest bearing loans to customers38 (from 16.9% in 2016 to 25.7% in 2020). In particular, the increase in net interest income from Euro 300 million for the year ended December 31, 2016 to Euro 387 million for 2020 can be attributed to an increase of Euro 20 million connected to loans to customers, of Euro 61 million connected to a reduction in the cost of customer funding, while the remaining variation of Euro 6 million is connected to management of the proprietary securities portfolio, activities for the coverage of interest rate risk and interbank relationships.

[36]	Mark-down: spread between average annual 3 month Euribor and average rate paid on retail customer funding (excluding institutional funding such as subordinated and senior instruments, covered bonds, securitizations, non-financial repurchase agreements).
[37]	Total cost of funding calculated as total interest payable correlated to average stock of amounts due to banks and amounts due to customers.
[38]	Loans to Customers net of Bad Loans.

Between 2016 and 2020, net fee and commission income is forecast to increase by Euro 56 million (CAGR +5.4%) to Euro 253 million in 2018 and Euro 297 million at the end of the period covered by the Business Plan in 2019. This increase is mainly due to fees and commissions receivable in relation to the distribution of asset management products, which are estimated to grow over the course of the Business Plan by approximately Euro 32 million (CAGR +10.9%) and fees for the distribution of third party products in the amount of Euro 17 million (CAGR +21.3%), mainly relating to distribution agreements provided in the Business Plan with reference to the consumer credit segment. This increase is consistent with the forecast development in wealth management and forecast growth over the course of the Business Plan in indirect funding.

The abovementioned performance in net interest income, together with forecast growth in net fee and commission income, is predicted to generate net interest and other banking income at the end of 2020 of approximately Euro 729 million, an increase of Euro 113 million (CAGR +4.3%). In summary, the increase in net interest and other banking income from Euro 616 million for the year ended December 31, 2016 to Euro 729 million at the end of 2020, can be attributed, for Euro 87 million, to the increase in net interest income, and for Euro 56 million, to net fee and commission income and partially offset by a reduction of Euro 30 million in other income.

The Company has an unsustainable level of NPLs which is the result of past credit and commercial policies that are inconsistent with the positioning, size and balance sheet for the Company. For this reason, it is necessary to implement a NPL deleveraging and de-risking strategy characterized by a program of ordinary and extraordinary interventions. Such interventions are described in the previous paragraphs of this Annex D. Over the course of the Business Plan, the Company has set the target of reducing its stock of NPLs by 54% and 58% respectively at end of 2018, and end of 2020, as compared to 2016, estimating that it will achieve a net NPL ratio equal to approximately 10.7% in 2018 and approximately 8.1% in 2020. The expected improvement in the quality of the loan portfolio for the Company is reflected in the aggregate adjustments to loans which, in the period 2016 – 2020, forecasts a reduction in the cost of credit from 259 basis points in 2016 to 55 basis points in 2020, in terms of percentage of net loans to customers.

Development in the loan portfolio, as demonstrated in the following tables, forecasts an improvement in the NPL Ratio not only as a result of a strong reduction in doubtful loans but also in Unlikely-to-Pay exposures.

Performance of NPLs for the Group
	As of December 31,
	2016	2018E	2020E
SREP letter Gross NPL Limits (Euro millions)		4,600	3,700
Total NPLs to customers (Euro millions) (a)	7,333	3,357	3,080
- Bad loans to customers (Euro millions)	3,726	1,704	1,980
- Unlikely to pay (Euro millions)	3,487	1,596	1,053
- Past due (Euro millions)	120	57	47
Performing loans (Euro millions) (b)	14,380	14,253	15,824
Total Gross Loans (Euro millions) (c = a+b)	21,713	17,611	18,904
NPL Ratio (a/c)	33.8%	19.1%	16.3%
Net NPL ratio	21.9%	10.7%	8.1%

Finally, the following table illustrates expected developments in Coverage of NPLs (including eliminations):

Performance in Coverage for the Group
	As of December 31,
	2016	2018E	2020E
Coverage of Bad Loans	64.8%	66.5%	66.1%
SREP letter Bad Loans Target		63.0%	63.0%
Coverage of Unlikely to Pay exposures	27.9%	37.1%	42.7%
SREP letter Unlikely to Pay Target		32.0%	32.0%
Coverage of Past Due Loans	16.3%	18.0%	18.0%
SREP letter Past Due Loans Target		18.0%	18.0%

With reference to operating expenses, which as of December 31, 2016 was equal to Euro 562 million, it is forecast that as at December 31, 2020, it will amount to Euro 430 million, with an expected reduction of Euro 132 million (CAGR -6.5%). This expected performance is mainly due to three areas of intervention:

•	human resources: planned actions in this area are expected to concern a reduction in the number of staff through voluntary redundancies, and a reduction of 30% of management positions, together with active management of turnover with a reduction in recruitment and replacement of natural turnover. The Business Plan also forecasts changes regarding the extension of solidarity days and a revision to the company collective agreement. These changes will be accompanied by the abovementioned disposals of the NPL platform and the subsidiary Creditis;

•	other administrative expenses: this economic aggregate, partly described under the heading “–Assumptions concerning variables that may be influenced in full or in part by the decisions of the Company’s management” of this Annex D, are forecast to be impacted upon by reductions deriving from the planned closure of branches, workspace management initiatives, lower legal costs due to a reduction in the scope of NPLs and the extraordinary disposal of the subsidiary Creditis;

•	ICT costs: reduced operating expenses are forecast to derive from the business partnerships planned to be entered into for the achievement of efficiency and effectiveness of meeting our Group’s pre-established targets.

The Business Plan forecasts that the above-mentioned planned changes, taken together with the effects of the previously mentioned actions, will result in a reduction in personnel expenses which, over the course of the Business Plan, is predicted to amount to Euro 32 million (CAGR -2.8%), while it is forecast that other administrative expenses at December 31, 2020 will amount to approximately Euro 226 million, with a reduction equal to Euro 56 million (CAGR -5.4%). Operating expenses, including net provisions for risks and charges, net adjustments to/recoveries on intangible assets and other operating income/expenses, are expected to reduce by Euro 43 million, between 2016 and 2020.

The Cost/Income Ratio, therefore, which was equal to 81% at December 31, 2016, is expected to significantly reduce reaching a level of approximately 57% in 2020.

The Business Plan also illustrates the predicted effects of the extraordinary transactions described above, such as completion of the disposal of Creditis, the disposal of the NPL platform and the Merchant Book and the disposal of certain real estate assets and of a portfolio of Bad Loans and Unlikely-To-Pay exposures.

As a result of the circumstances described above a after recognizing income taxes calculated based on tax laws currently in force, the consolidated net income is predicted to amount to Euro 25 million in 2018, and approximately Euro 146 million at the end of 2020, with a ROTE equal to 6.5%.

As at December 31, 2016, the CET1 Ratio was approximately 11.4%, while at the end of 2020 it is forecast to be 13.9%. As at December 31, 2016, the TCR was approximately 13.8%, while at the end of 2020 it is forecast to be 15.1.%, including due to the projected issue of subordinated instruments entirely calculable for the purposes of Tier 2 capital, in the amount of Euro 180 million, by the end of 2018.

The Projections indicated in the sections contained under the heading “–Key Projections” depend on general and hypothetical assumptions that cannot be entirely controlled by our management, and on assumptions underlying the preparation of the Business Plan that are based on actions under the control of the board of directors and of our management.

Set forth below is an analysis of sensitivity to changes to certain scenario variables or assumptions not entirely under the control of management in relation to the three-year period 2018-2020:

•	a reduction of 25 basis points in the interest rate curve would result in an average annual reduction in net interest income of approximately Euro 24 million;

•	a deterioration of 10 basis points in the commercial mark-down[39] causes an average annual reduction in net interest income of approximately Euro 15 million;

•	an increase of 50 basis points in the assumed spread on new institutional issues (subordinated instruments in 2018 and covered bonds in the three year period 2018-2020) causes an average annual reduction in net interest income of approximately Euro 4 million (approximately Euro 8 million in 2020);

[39]	Mark-down: spread between average annual 3 month Euribor and average rate paid on retail customer funding (excluding institutional funding such as subordinated and senior instruments, covered bonds, securitizations, non-financial repurchase agreements).

•	an increase in the cost of credit of 20 basis points results in an average annual reduction in operating income equal of approximately Euro 32 million; and

•	a reduction of 20% in net annual growth of asset management products, including bankassurance products, as compared to forecasts in the Business Plan, would result in an average annual reduction in operating income of approximately Euro 3 million, including impacts arising out of penalties relating to distribution agreements entered into with Arca SGR and with the insurance group Amissima.

Additional forecast data prepared by the Company

In addition to the above disclosure, we have made the following projections:

•	The Net NPL Ratio, equal to 21.9% at December 31, 2016, is forecast to fall over the course of the Business Plan to 8.1%;

•	the net interest and other banking income per employee is forecast to increase by 48% over the course of the Business Plan, as compared to its level as at December 31, 2016.

•	Productivity per employee, expressed in terms of total funding per employee, is forecast to increase by 29% over the course of the Business Plan as compared to 2016.

•	Average profitability from total funding (net interest and other banking income/total deposits) is forecast to increase by 15% over the course of the Business Plan as compared to December 31, 2016.

Auditors’ Report

The Italian Prospectus, pursuant to item 13.2 of Annex I to Regulation (EC) 809/2004 contains an auditors’ report on certain projections of the business plan. The report, which examines the reasonableness of the assumptions underlying such projections, assuming the occurrence of certain hypothetical assumptions, and assesses the application of accounting principles consistent with those applied by the Company in its historical financial information, was issued for the sole purposes of inclusion in the Italian Prospectus and cannot be used for other purposes.

ANNEX E—FORM OF U.S. INVESTOR REPRESENTATION LETTER

             2017

Banca CARIGE — Cassa di Risparmio di Genova e Imperia S.p.A.

Via Cassa di Risparmio, 15

16123 Genoa

Italy

Attn: INVESTOR RELATIONS & RESEARCH

Facsimile: +39 010 574 4875

[Prospective investors must also send a copy of this letter to the financial intermediary through which their Rights (as defined below) are held. Accordingly, please insert here the name, address and other contact details of the relevant intermediary.]

Ladies and Gentlemen:

In connection with our proposed exercise of subscription rights (the “Rights”) to purchase ordinary shares (the “New Shares”) of Banca CARIGE — Cassa di Risparmio di Genova e Imperia S.p.A. (the “Company”), and in connection with our subscription and purchase of New Shares, we confirm that:

1.	We are a “qualified institutional buyer” (a “QIB”) within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”). We, and any accounts for which we are purchasing, are able to bear the economic risk of investing in the New Shares and are able to sustain a complete loss of the investment in the New Shares.

2.	We understand and acknowledge that neither the Rights nor the New Shares have been, or will be, registered under the Securities Act or the securities laws of any state in the United States and that (i) the offering of the New Shares is not being extended to shareholders of the Company or to other investors in the United States, except under limited circumstances designed to avoid an offering that would require registration under the Securities Act and (ii) we will receive the New Shares in a transaction exempt from the registration requirements of the Securities Act. We acknowledge and agree that we are not purchasing the New Shares as a result of any general solicitation or general advertising.

3.	We represent that, upon exercise of the Rights, we will be acquiring the New Shares for our own account (or for the account of a QIB for which we are acting as duly authorized fiduciary or agent), in each case for investment and (subject, to the extent necessary, to the sale or other disposition of our property being at all times within our control) not with a view to any distribution of the New Shares in the United States.

4.	We have received a copy of the Offering Circular dated June 6, 2014 relating to the issuance of the Rights and the offering of the New Shares and such other information as we consider necessary in order to make our investment decision. We acknowledge that we have read and agreed to the matters stated in the section entitled “Transfer Restrictions” of the Offering Circular.

5.	We understand and agree that none of the Rights or the New Shares may be transferred, sold, delivered, hypothecated or encumbered (collectively, a “transfer”) unless such transfer is made (i) outside the United States in offshore transactions meeting the requirements of Regulation S or (ii) in the case of the New Shares (a) to a QIB in a transaction not involving a public offering, that is exempt from registration under the Securities Act and that meets the requirements of Rule 144A; or (b) pursuant to an effective registration statement under the Securities Act or (c) in accordance with Rule 144 under the Securities Act; or (d) in any other transaction not requiring registration under the Securities Act; and, in each case in accordance with any applicable securities laws of any state of the United States or the laws of any other jurisdiction.

6.	We understand that for so long as such New Shares issued upon the exercise of Rights are “restricted securities” within the meaning of U.S. federal securities laws, no such New Shares may be deposited into any American depositary receipt facility established or maintained by a depositary bank, other than a restricted depositary receipt facility, and that the New Shares will not settle or trade through the facilities of The Depository Trust Company or any other U.S. exchange or clearing system.

7.	We understand that these representations and undertakings are required in connection with United States securities laws and that the Company and the underwriters of the New Shares are entitled to rely on the representations and undertakings contained herein. We irrevocably authorize the Company and the underwriters of the New Shares to produce this letter to any interested party in any administrative or legal proceedings or official enquiry with respect to the matters covered herein.

8.	We undertake promptly, and in any event prior to any attempted exercise of Rights, to inform the Company if any of the foregoing statements ceases to be true.

9.	If we are a broker-dealer acting as agent on behalf of a customer, we have authority to make, and do make, the statements set forth in this letter on behalf of our customer and have confirmed that our customer is a QIB.

Very truly yours,

By:

Name:

Title:

INDEX TO FINANCIAL STATEMENTS

Unaudited Interim Consolidated Financial Statements as of and for the nine months ended September 30, 2017
Consolidated Balance Sheet	F-3
Consolidated Income Statement	F-4
Consolidated Statement of Comprehensive Income	F-5
Statement of Changes in Consolidated Shareholders’ Equity—30 September 2017	F-6
Statement of Changes in Consolidated Shareholders’ Equity—30 September 2016	F-7
Consolidated Statement of Cash Flows	F-8
Explanatory Notes	F-9
Independent Auditors’ Review Report on the Interim Consolidated Financial Statements	F-61
Audited Consolidated Financial Statements as of and for the year ended December 31, 2016
Consolidated Balance Sheet	F-66
Consolidated Income Statement	F-68
Consolidated Statement of Comprehensive Income	F-69
Statement of Changes in Consolidated Shareholders’ Equity—2016	F-70
Statement of Changes in Consolidated Shareholders’ Equity—2015	F-71
Consolidated Statement of Cash Flows	F-72
Consolidated Explanatory Notes	F-74
Independent Auditors’ Report on the Consolidated Financial Statements	F-347

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE NINE-MONTHS ENDED SEPTEMBER 30, 2017

CONSOLIDATED BALANCE SHEET

ASSETS (EUR/000)

		Situation as at		Change
		30/09/2017	31/12/2016	absolute	%
10	.CASH AND CASH EQUIVALENTS	277,873	297,412	(19,539)	(6.6)
20	.FINANCIAL ASSETS HELD FOR TRADING	9,383	7,683	1,700	22.1
40	.FINANCIAL ASSETS AVAILABLE FOR SALE	2,078,308	2,319,613	(241,305)	(10.4)
60	.LOANS TO BANKS	2,657,408	1,958,763	698,645	35.7
70	.LOANS TO CUSTOMERS	16,674,630	18,246,327	(1,571,697)	(8.6)
80	.HEDGING DERIVATIVES	48,317	39,233	9,084	23.2
100	.EQUITY INVESTMENTS	97,131	94,235	2,896	3.1
120	.PROPERTY AND EQUIPMENT	741,714	761,274	(19,560)	(2.6)
130	.INTANGIBLE ASSETS	46,702	56,654	(9,952)	(17.6)
140	.TAX ASSETS	1,967,948	2,063,984	(96,036)	(4.7)
	a) current	894,963	985,651	(90,688)	(9.2)
	b) deferred	1,072,985	1,078,333	(5,348)	(0.5)
	- of which under Law no. 214/2011	527,498	617,758	(90,260)	(14.6)
150	.NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	632,536	—	632,536	—
160	.OTHER ASSETS	302,341	265,826	36,515	13.7

	TOTAL ASSETS	25,534,291	26,111,004	(576,713)	(2.2)

LIABILITIES AND SHAREHOLDERS’ EQUITY (EUR/000)

				Change
		30/09/2017	31/12/2016	absolute	%
10	.DUE TO BANKS	4,201,790	3,468,322	733,468	21.1
20	.DUE TO CUSTOMERS	13,887,071	13,710,208	176,863	1.3
30	.SECURITIES ISSUED	4,002,056	5,443,294	(1,441,238)	(26.5)
40	.FINANCIAL LIABILITIES HELD FOR TRADING	1,296	2,064	(768)	(37.2)
50	.FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	374,241	459,198	(84,957)	(18.5)
60	.HEDGING DERIVATIVES	227,304	259,037	(31,733)	(12.3)
80	.TAX LIABILITIES	52,193	20,464	31,729	—
	(a) current	38,619	5,918	32,701	—
	(b) deferred	13,574	14,546	(972)	(6.7)
90	.LIABILITIES ASSOCIATED WITH GROUPS OF ASSETS HELD FOR SALE	240,848	—	240,848	—
100	.OTHER LIABILITIES	432,459	438,198	(5,739)	(1.3)
110	.EMPLOYEE TERMINATION INDEMNITIES	61,148	65,769	(4,621)	(7.0)
120	.ALLOWANCES FOR RISKS AND CHARGES:	120,089	106,171	13,918	13.1
	a) post-employment benefits	34,338	37,179	(2,841)	(7.6)
	b) other allowances	85,751	68,992	16,759	24.3
140	.VALUATION RESERVES	(148,189)	(158,100)	9,911	(6.3)
170	.RESERVES	(684,475)	(392,732)	(291,743)	74.3
180	.SHARE PREMIUM RESERVE	175,954	175,954	—	—
190	.SHARE CAPITAL	2,791,422	2,791,422	—	—
200	.TREASURY SHARES (-)	(15,572)	(15,572)	—	—
210	.NON-CONTROLLING INTERESTS (+/-)	25,072	29,044	(3,972)	(13.7)
220	.NET PROFIT (LOSS) FOR THE PERIOD (+/-)	(210,416)	(291,737)	81,321	(27.9)

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,534,291	26,111,004	(576,713)	(2.2)

CONSOLIDATED INCOME STATEMENT

INCOME STATEMENT (EUR/000)

				Change
		9M2017	9M2016	Absolute	%
10 -	INTEREST AND SIMILAR INCOME	354,572	412,240	(57,668)	(14.0)
20 -	INTEREST AND SIMILAR EXPENSE	(173,681)	(212,773)	39,092	(18.4)

30 -	NET INTEREST INCOME	180,891	199,467	(18,576)	(9.3)

40 -	FEE AND COMMISSION INCOME	204,836	208,661	(3,825)	(1.8)
50 -	FEE AND COMMISSION EXPENSE	(23,662)	(25,415)	1,753	(6.9)

60 -	NET FEE AND COMMISSION INCOME	181,174	183,246	(2,072)	(1.1)

70 -	DIVIDENDS AND SIMILAR INCOME	10,625	14,077	(3,452)	(24.5)
80 -	NET PROFIT (LOSS) FROM TRADING	8,126	7,743	383	4.9
90 -	NET PROFIT (LOSS) FROM HEDGING	(922)	(1,994)	1,072	(53.8)
100 -	PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE OF:	(108,266)	43,387	(151,653)	—
	a) loans	(111,481)	(4)	(111,477)	—
	b) financial assets available for sale	1,411	36,330	(34,919)	(96.1)
	d) financial liabilities	1,804	7,061	(5,257)	(74.5)
110 -	PROFITS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES DESIGNATED AT FAIR VALUE	(1,117)	(1,682)	565	(33.6)

120 -	NET INTEREST AND OTHER BANKING INCOME	270,511	444,244	(173,733)	(39.1)

130 -	NET LOSSES/RECOVERIES ON IMPAIRMENT OF:	(192,548)	(378,783)	186,235	(49.2)
	a) loans	(175,071)	(382,490)	207,419	(54.2)
	b) financial assets available for sale	(13,658)	(716)	(12,942)	—
	d) other financial activities	(3,819)	4,423	(8,242)	—

140 -	NET INCOME FROM BANKING ACTIVITIES	77,963	65,461	12,502	19.1

170 -	NET INCOME FROM BANKING AND INSURANCE ACTIVITIES	77,963	65,461	12,502	19.1

180 -	ADMINISTRATIVE EXPENSES:	(416,846)	(432,826)	15,980	(3.7)
	a) personnel expenses	(225,661)	(225,863)	202	(0.1)
	b) other administrative expenses	(191,185)	(206,963)	15,778	(7.6)
190 -	NET PROVISIONS FOR RISKS AND CHARGES	(22,681)	(3,392)	(19,289)	—
200 -	NET ADJUSTMENTS TO/RECOVERIES ON PROPERTY AND EQUIPMENT	(11,355)	(14,436)	3,081	(21.3)
210 -	NET ADJUSTMENTS TO/RECOVERIES ON INTANGIBLE ASSETS	(16,432)	(18,196)	1,764	(9.7)
220 -	OTHER OPERATING INCOME/EXPENSE	54,756	64,807	(10,051)	(15.5)

230 -	OPERATING EXPENSES	(412,558)	(404,043)	(8,515)	2.1

240 -	PROFITS (LOSSES) ON EQUITY INVESTMENTS	5,767	6,596	(829)	(12.6)
260 -	IMPAIRMENT ON GOODWILL	—	(19,942)	19,942	(100.0)
270 -	PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS	33	38	(5)	(13.2)

280 -	PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	(328,795)	(351,890)	23,095	(6.6)

290 -	TAXES ON INCOME FROM CONTINUING OPERATIONS	95,499	105,211	(9,712)	(9.2)

300 -	PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	(233,296)	(246,679)	13,383	(5.4)

310 -	PROFIT (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS	18,901	19,731	(830)	(4.2)

320 -	NET PROFIT (LOSS) FOR THE PERIOD	(214,395)	(226,948)	12,553	(5.5)

330 -	NON-CONTROLLING INTERESTS	(3,979)	(2,950)	(1,029)	34.9

340 -	NET PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY	(210,416)	(223,998)	13,582	(6.1)

Earnings Per Share (in EUR)
	- Basic	-0.254	-0.270
	- Diluted	-0.254	-0.270

As shown in the paragraph “Accounting policies” of the Explanatory Notes, balances as at 30/09/2016 reflect, with respect to those published, both the effects resulting from the application of IFRS 5 “Non-current assets held for sale and discontinued operations” and changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(EUR/000)

				Change
		9M2017	9M2016	Absolute	%
10	PROFIT (LOSS) FOR THE PERIOD	(214,395)	(226,948)	12,553	(5.5)

	Other comprehensive income after tax not reversed in profit or loss
40	Actuarial profits (losses) on defined benefit plans	273	(2,567)	2,840	—
60	Share of valuation reserves of equity investments valued at equity	(24)	62	(86)	—

	Other comprehensive income after tax reversed in profit or loss
90	Cash flow hedges	12,730	14,096	(1,366)	(9.7)
100	Financial assets available for sale	(3,061)	(3,889)	828	(21.3)
110	Non-current assets classified as held for sale	—	62	(62)	(100.0)
130	Total other comprehensive income after tax	9,918	7,764	2,154	27.7

140	COMPREHENSIVE INCOME
	(Item 10+130)	(204,477)	(219,184)	14,707	(6.7)

150	Consolidated comprehensive income attributable to non-controlling interests	(3,972)	(3,001)	(971)	32.4

160	Consolidated comprehensive income attributable to the Parent Company	(200,505)	(216,183)	15,678	(7.3)

As shown in the paragraph “Accounting policies” of the Explanatory Notes, balances as at 30/09/2016 reflect, with respect to those published, both the effects resulting from the application of IFRS 5 “Non-current assets held for sale and discontinued operations” and changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors).

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY AS AT 30/09/2017

(EUR/000)

	Amounts as at 31/12/2016	Change in opening balances	Amounts as at 01/01/2017	Allocation of profit (loss) from prior period		Changes in period									Group shareholders’ equity as at 30/09/2017	Non-controlling interests as at 30/09/2017
				Reserves	Dividends and other payout	Changes in reserves	Shareholders’ equity transactions
							Issuance of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Changes in equity instruments	Derivatives on treasury shares	Stock options	Changes in equity interests	Comprehensive income for the period
Share capital:	2,819,814	—	2,819,814	—	—	—	—	—	—	—	—	—	—	—	2,791,422	28,392
a) ordinary shares	2,819,728	—	2,819,728	—	—	—	—	—	—	—	—	—	—	—	2,791,336	28,392
b) other shares	86	—	86	—	—	—	—	—	—	—	—	—	—	—	86	—

Share premium reserve	182,127		182,127	(4,326)	—	—	—	—	—	—	—	—	—	—	175,954	1,847

Reserves:	(393,786)	—	(393,786)	(291,742)	—	(6)	—	—		—	—	—	—	—	(684,475)	(1,059)
a) from profit	(445,058)	—	(445,058)	(291,742)	—	(6)	—	—	—	—	—	—	—	—	(735,747)	(1,059)
b) other	51,272		51,272	—	—	—	—	—	—	—	—	—	—	—	51,272	—

Valuation reserves	(158,236)	—	(158,236)	—	—	—	—	—				—	—	9,918	(148,189)	(129)

Equity instruments	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—

Treasury shares	(15,572)	—	(15,572)	—	—	—	—	—	—	—	—	—	—	—	(15,572)	—

Net profit (loss) for the period	(296,068)	—	(296,068)	296,068	—	—	—	—	—	—	—	—	—	(214,395)	(210,416)	(3,979)

Group shareholders’ equity	2,109,235	—	2,109,235	—	—	(6)	—	—		—	—	—	—	(200,505)	1,908,724	X

Non-controlling interests	29,044	—	29,044	—	—	—	—	—	—	—	—	—	—	(3,972)	X	25,072

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY AS AT 30/09/2016

(EUR/000)

	Amounts as at 31/12/2015	Change in opening balances	Amounts as at 01/01/2016	Allocation of profit (loss) from prior period		Changes in the period									Group shareholders’ equity as at 30/09/2016	Non-controlling interests as at 30/09/2016
				Reserves	Dividends and other payout	Changes in reserves	Shareholders’ equity transactions
							Issuance of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Changes in equity instruments	Derivatives on treasury shares	Stock options	Changes in equity interests	Comprehensive income for the period
Share capital:	2,819,796	—	2,819,796	—	—	—	18	—	—	—	—	—	—	—	2,791,422	28,392
a) ordinary shares	2,819,710	—	2,819,710	—	—	—	18	—	—	—	—	—	—	—	2,791,336	28,392
b) other shares	86	—	86	—	—	—	—	—	—	—	—	—	—	—	86	—

Share premium reserve	820,640		820,640	(2,518)	—	(635,995)	—	—	—	—	—	—	—	—	175,954	6,173

Reserves:	(857,548)	—	(857,548)	(127,623)	—	591,385	—	—		—	—	—	—	—	(392,732)	(1,054)
a) from profit	(908,973)	—	(908,973)	(127,470)	—	591,385	—	—	—	—	—	—	—	—	(444,004)	(1,054)
b) other	51,425		51,425	(153)	—	—	—	—	—	—	—	—	—	—	51,272	—

Valuation reserves	(198,111)	—	(198,111)	—	—	44,581	—	—				—	—	7,765	(145,620)	(145)

Equity instruments	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—

Advances on dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

Treasury shares	(15,572)	—	(15,572)	—	—	—	—	—	—	—	—	—	—	—	(15,572)	—

Net profit (loss) for the period	(130,141)	—	(130,141)	130,141	—	—	—	—	—	—	—	—	—	(226,948)	(223,998)	(2,950)

Group shareholders’ equity	2,405,666	—	2,405,666	—	—	(30)	—	—		—	—	—	—	(216,182)	2,189,454	X

Non-controlling interests	33,398	—	33,398	—	—	1	18	—	—	—	—	—	—	(3,001)	X	30,416

Figures for the periods ended 31/12/2015 and 30/09/2016 are reflective of changes described in the section “Corrections and restatements of prior period accounts”.

CONSOLIDATED STATEMENT OF CASH FLOWS

(EUR/000)

Direct method

	Amount
A. OPERATIONS	9M2017	9M2016
1. Cash flow from (used in) operations	(7,242)	49,896

- interest income received (+)	313,047	372,614
- interest expense paid (-)	(173,400)	(157,529)
- dividends and similar income (+)	10,625	14,077
- net fee and commission income (+/-)	184,799	188,610
- personnel expenses (-)	(217,756)	(230,947)
- net insurance premiums collected	—	—
- other insurance revenues and expenses (-)	—	—
- other costs (-)	(200,477)	(273,960)
- other income (+)	91,405	143,879
- taxes and duties (-)	(32,276)	(5,735)
- costs/revenues from groups of assets held for sale after tax (+/-)	16,791	(1,113)

2. Cash flow from (used in) financial assets	306,662	2,457,256

- financial assets held for trading	(1,127)	7,356
- financial assets designated at fair value	—	—
- financial assets available for sale	228,993	1,780,576
- loans to customers	759,406	2,066,387
- loans to banks: on demand	121,637	(50,814)
- loans to banks: other	(855,348)	(1,350,524)
- other assets	53,101	4,275

3. Cash flow from (used in) financial liabilities	(300,014)	(2,536,018)

- due to banks: on demand	143,121	(26,656)
- due to banks: other	505,600	155,544
- due to customers	146,199	(1,688,364)
- securities issued	(1,125,457)	(574,118)
- financial liabilities held for trading	(5,840)	4,807
- financial liabilities designated at fair value	(81,382)	(67,758)
- other liabilities	117,745	(339,473)

Net cash flow from (used in) operations	(594)	(28,866)

B. INVESTMENT ACTIVITIES
1. Cash flow from	2,884	5,437
- sale of equity investments	—	—
- dividends collected on equity investments	2,848	4,959
- sale/reimbursement of financial assets held to maturity	—	—
- sale of property and equipment	36	478
- sale of intangible assets	—	—
- sales of subsidiaries and business branches	—	—
2. Cash flow used in	(21,819)	(16,252)
- purchase of equity investments	—	—
- purchase of financial assets held to maturity	—	—
- purchase of property and equipment	(13,933)	(2,363)
- purchase of intangible assets	(7,886)	(13,888)
- purchase of subsidiaries and business branches	—	(1)

Net cash flow from (used in) investment activities	(18,935)	(10,815)

C. FUNDING ACTIVITIES
- issue/purchase of treasury shares	(6)	—
- issue/purchase of equity instruments	—	—
- dividend distribution and other	—	—

Net cash flow from (used in) funding activities	(6)	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(19,535)	(39,681)

KEY: (+) from; (-) used in

RECONCILIATION

	Amount
Items
	9M2017	9M2016

Cash and cash equivalents at the beginning of the period	297,412	324,395

Net increase (decrease) in cash and cash equivalents during the period	(19,535)	(39,681)

Cash and cash equivalents: effect of changes in exchange rates

Cash and cash equivalents at the end of the period	277,877	284,714

Total cash and cash equivalents at end of the period also includes EUR 4 thousand from Creditis Servizi Finanziari Spa, a company classified under ‘assets held for sale’.

EXPLANATORY NOTES

Corrections and restatements of prior period accounts

Upon preparation of the 2016 Financial Statements, the Bank restated the balances of financial year 2015 in accordance with the provisions of IAS 8, the principle which provides guidance -amongst other aspects- on the recognition and reporting methods for prior period errors and changes in accounting policies in order to:

a)	correctly recognise the amortised cost of certain outstanding securities subject to micro fair value hedging against interest rate risk;

b)	correct errors in the calculation of loan losses relating to the discounting of expected recoveries on certain loans.

A restatement of the balances of similar items for the nine-month period of 2016 was accordingly required, as described in the following sections of this chapter.

Outstanding securities subject to micro fair value hedging against interest rate risk

At the end of 2016, upon maturity and payment of a Covered Bond, a significant difference emerged between the then recognised carrying amount and the amount due for repayment. This aspect has cast doubts as to whether the calculation of the amortised cost was correct.

In light of the above, upon preparation of the 2016 financial statements, the Group initiated the necessary assessments and ascertained the incorrect accounting treatment of some profit and loss components due to the incorrect parameterisation of the amortised cost accounting treatment.

On the basis of the assessments carried out, the error was corrected pursuant to IAS 8, with the scope of correction involving Equity as at 1 January 2016 in addition to the income statement for the first 9 months of 2016. In brief, the correction entailed:

i)	a EUR 30.9 mln gross negative impact on equity as at 1 January 2016 with a EUR 4.1 mln positive tax effect and a EUR 26.8 mln net negative impact;

ii)	a EUR 3.1 mln gross negative impact on the 9M16 Income Statement with a positive tax effect of EUR 0.8 mln and a net negative impact of EUR 2.3 mln.

Determination of the discounting-related component of expected recoveries on loans

With regard to the provisions taken during the year 2016 on the basis of the evolution of existing relations with borrowers, in light - among other aspects - of guidance received from the ECB’s Joint Supervisory Team during the on-site inspection conducted between March and July 2016, the Group has carried out specific analyses designed to identify any loan loss provisions not traceable to “Changes in accounting estimates” as defined in IAS 8.

Upon preparation of the 2016 financial statements, the analyses revealed a “discounting difference” for a specific credit exposure traceable to an “accounting error” in the method used for discounting future estimated debt collection flows as at 31 December 2015, with respect to the calculation made in 2016. The correction also involved equity as at 1 January 2016 and the income statement for the nine-month period of 2017. In brief, the correction entailed:

i)	a EUR 32.6 mln gross negative impact on equity as at 1 January 2016 with a EUR 9.4 mln positive tax effect and a EUR 23.2 mln net negative impact;

ii)	a EUR 32.6 mln gross positive impact on the Income Statement for 9M16 with a negative tax effect of EUR 9.4 mln and a net positive impact of EUR 23.2 mln.

As a whole, the above corrections had the following effects:

i)	a EUR 63.5 mln gross negative impact on equity as at 1 January 2016 with a EUR 13.5 mln positive tax effect and a EUR 50 mln net negative impact;

ii)	a EUR 29.5 mln gross positive impact on the Income Statement for 9M16 with a negative tax effect of EUR 8.6 mln and a net positive impact of EUR 20.9 mln.

After approval of the 2017-2020 Business Plan and in light of the progress made in the disposal of the company assets identified in the Plan, the Group considered that both the Milan Head Office building and Creditis met the requirements to be classified as “Non-current assets held for sale and discontinued operations” under IFRS 5 (for detailed information see paragraph - Non-current assets held for sale - in the “Accounting Policies” Section of this document). The annexed accounting statements include, where necessary, a restatement of balance-sheet and income statement balances for the prior periods.

Therefore, the data referring to the period ending 30 September 2016, which were originally disclosed in the interim report as at 30 September 2016, were corrected and restated for comparative purposes in this interim report as at 30 September 2017, and specifically:

i)	corrected in accordance with the provisions of IAS 8 to correct errors in the calculation of the amortised cost of certain outstanding securities subject to micro fair value hedging against interest rate risk and in the calculation of loan losses relating to the discounting of expected recoveries on certain exposures, and

ii)	restated, to an extent limited to P&L comparative data, in order to reflect the effects of the application of IFRS 5.

Reported below are the corrections and restatements to comparative balances for the period ending 30 September 2016:

ASSETS (EUR/000)

		01/01/2016	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	01/01/2016 Restated
10	.CASH AND CASH EQUIVALENTS	324,395	—	—	324,395
20	.FINANCIAL ASSETS HELD FOR TRADING	15,065	—	—	15,065
40	.FINANCIAL ASSETS AVAILABLE FOR SALE	3,803,770	—	—	3,803,770
60	.LOANS TO BANKS	1,220,489	—	—	1,220,489
70	.LOANS TO CUSTOMERS	21,472,616	—	(32,628)	21,439,988
80	.HEDGING DERIVATIVES	54,730	—	—	54,730
100	.EQUITY INVESTMENTS	92,536	—	—	92,536
120	.PROPERTY AND EQUIPMENT	783,816	—	—	783,816
130	.INTANGIBLE ASSETS	78,062	—	—	78,062
	of which:
	- goodwill	19,942	—	—	19,942
140	.TAX ASSETS	2,145,389	4,151	9,427	2,158,967
	a) current	1,186,602	1,269		1,187,871
	b) deferred	958,787	2,882	9,427	971,096
	- of which under Law no. 214/2011	647,443	—	2,697	650,140
160	.OTHER ASSETS	307,988	—		307,988

	TOTAL ASSETS	30,298,856	4,151	(23,201)	30,279,806

LIABILITIES AND SHAREHOLDERS’ EQUITY (EUR/000)

		01/01/2016	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	01/01/2016 Restated
10	.DUE TO BANKS	2,824,957	—	—	2,824,957
20	.DUE TO CUSTOMERS	15,536,566	—	—	15,536,566
30	.SECURITIES ISSUED	7,327,427	30,938	—	7,358,365
40	.FINANCIAL LIABILITIES HELD FOR TRADING	4,824	—	—	4,824
50	.FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	557,795	—	—	557,795
60	.HEDGING DERIVATIVES	220,628	—	—	220,628
80	.TAX LIABILITIES	18,303	—	—	18,303
	(a) current	6,735	—	—	6,735
	(b) deferred	11,568	—	—	11,568
100	.OTHER LIABILITIES	922,239	—	—	922,239
110	.EMPLOYEE TERMINATION INDEMNITIES	72,235	—	—	72,235
120	.ALLOWANCES FOR RISKS AND CHARGES:	324,830	—	—	324,830
	a) post-employment benefits	244,932	—	—	244,932
	b) other allowances	79,898	—	—	79,898
140	.VALUATION RESERVES	(198,017)	—	—	(198,017)
170	.RESERVES	(832,387)	(24,131)	—	(856,518)
180	.SHARE PREMIUM RESERVE	811,949	—	—	811,949
190	.SHARE CAPITAL	2,791,422	—	—	2,791,422
200	.TREASURY SHARES (-)	(15,572)	—	—	(15,572)
210	.NON-CONTROLLING INTERESTS (+/-)	33,398	—	—	33,398
220	.NET PROFIT (LOSS) FOR THE YEAR (+/-)	(101,741)	(2,656)	(23,201)	(127,598)

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	30,298,856	4,151	(23,201)	30,279,806

INCOME STATEMENT (EUR/000)

		9M2016 PUBLISHED	Application of IFRS 5	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	9M2016 CORRECTED AND RESTATED
10 -	INTEREST AND SIMILAR INCOME	443,555	(31,315)	—	—	412,240
20 -	INTEREST AND SIMILAR EXPENSE	(210,392)	799	(3,180)	—	(212,773)

30 -	NET INTEREST INCOME	233,163	(30,516)	(3,180)	—	199,467

40 -	FEE AND COMMISSION INCOME	210,595	(1,934)	—	—	208,661
50 -	FEE AND COMMISSION EXPENSE	(25,955)	540	—	—	(25,415)

60 -	NET FEE AND COMMISSION INCOME	184,640	(1,394)	—	—	183,246

70 -	DIVIDENDS AND SIMILAR INCOME	14,077	—	—	—	14,077
80 -	NET PROFIT (LOSS) FROM TRADING	7,743	—	—	—	7,743
90 -	NET PROFIT (LOSS) FROM HEDGING	(1,994)	—	—	—	(1,994)
100 -	PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE OF:	43,288	—	99	—	43,387
	a) loans	(4)	—			(4)
	b) financial assets available for sale	36,330	—	—	—	36,330
	d) financial liabilities	6,962	—	99	—	7,061
110 -	PROFITS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES DESIGNATED AT FAIR VALUE	(1,682)	—	—	—	(1,682)

120 -	NET INTEREST AND OTHER BANKING INCOME	479,235	(31,910)	(3,081)	—	444,244

130 -	NET LOSSES/RECOVERIES ON IMPAIRMENT OF:	(413,325)	1,914	—	32,628	(378,783)
	a) loans	(417,032)	1,914	—	32,628	(382,490)
	b) financial assets available for sale	(716)	—	—	—	(716)
	d) other financial activities	4,423	—	—	—	4,423

140 -	NET INCOME FROM BANKING ACTIVITIES	65,910	(29,996)	(3,081)	32,628	65,461

170 -	NET INCOME FROM BANKING AND INSURANCE ACTIVITIES	65,910	(29,996)	(3,081)	32,628	65,461

180 -	ADMINISTRATIVE EXPENSES:	(437,296)	4,470	—	—	(432,826)
	a) personnel expenses	(226,110)	247	—	—	(225,863)
	b) other administrative expenses	(211,186)	4,223	—	—	(206,963)
190 -	NET PROVISIONS FOR RISKS AND CHARGES	(3,742)	350	—	—	(3,392)
200 -	NET ADJUSTMENTS TO/RECOVERIES ON PROPERTY AND EQUIPMENT	(14,461)	25	—	—	(14,436)
210 -	NET ADJUSTMENTS TO/RECOVERIES ON INTANGIBLE ASSETS	(18,545)	349	—	—	(18,196)

220 -	OTHER OPERATING INCOME/EXPENSE	65,375	(568)	—	—	64,807

230 -	OPERATING EXPENSES	(408,669)	4,626	—	—	(404,043)

240 -	PROFITS (LOSSES) ON EQUITY INVESTMENTS	6,596	—	—	—	6,596
260 -	IMPAIRMENT ON GOODWILL	(19,942)	—	—	—	(19,942)
270 -	PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS	38	—	—	—	38

280 -	PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	(356,067)	(25,370)	(3,081)	32,628	(351,890)

290 -	TAXES ON INCOME FROM CONTINUING OPERATIONS	108,186	5,639	813	(9,427)	105,211

300 -	PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	(247,881)	(19,731)	(2,268)	23,201	(246,679)

310 -	PROFIT (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS	—	19,731	—	—	19,731

320 -	NET PROFIT (LOSS) FOR THE PERIOD	(247,881)	—	(2,268)	23,201	(226,948)

330 -	NON-CONTROLLING INTERESTS	(2,950)	—	—	—	(2,950)

340 -	NET PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY	(244,931)	—	(2,268)	23,201	(223,998)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(EUR/000)

		9M2016 PUBLISHED	Application of IFRS 5	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	9M2016 CORRECTED AND RESTATED
10	PROFIT (LOSS) FOR THE PERIOD	(247,881)	—	(2,268)	23,201	(226,948)

	Other comprehensive income after tax not reversed in profit or loss
40	Actuarial profits (losses) on defined benefit plans	(2,567)		—	—	(2,567)
60	Share of valuation reserves of equity investments valued at equity	62		—	—	62
	Other comprehensive income after tax reversed in profit or loss
90	Cash flow hedges	14,096		—	—	14,096
100	Financial assets available for sale	(3,827)	(62)	—	—	(3,889)
110	Non-current assets classified as held for sale	—	62			62
130	Total other comprehensive income after tax	7,764	—	—	—	7,764

140	COMPREHENSIVE INCOME (Item 10+130)	(240,117)	—	(2,268)	23,201	(219,184)

150	Consolidated comprehensive income attributable to non-controlling interests	(3,001)		—	—	(3,001)

160	Consolidated comprehensive income attributable to the Parent Company	(237,116)	—	(2,268)	23,201	(216,183)

ACCOUNTING POLICIES

The Banca Carige Group’s Consolidated Interim Report as at 30 September 2017 submitted to the Board of Directors for approval on 31 October 2017 was prepared in compliance with the international accounting standard IAS 34 “Interim Financial Reporting” applicable to interim financial reports. This approach was opted for partly in consideration of the one-off transactions set forth in the 2017-2020 Business Plan. Accordingly, it must be noted that the information in the present Interim Financial Report is to be considered as non-recurring and not consistently replicable in the interim financial reports for the following periods.

For the valuation and measurement of the accounting items, the Group applied the international accounting standards (IAS/IFRS) and related interpretations (SIC/IFRIC), officially approved by the European Commission and effective as at 30 September 2017, while referring, as needed, to guidance provided by the Bank of Italy in its Circular no. 262 of 22 December 2005 - 4th update of 15 December 2015 (Banks’ Financial Statements: Layout and Preparation).

The Consolidated Interim Financial Statements prepared using the Euro as the accounting currency, drafted in condensed form as permitted by IAS 34, are composed of the Balance Sheet, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Shareholders’ Equity, the Cash Flow Statement and the Explanatory Notes.

In the preparation of the Consolidated Interim Financial Statements, the same accounting standards were applied for the classification, recognition, measurement and de-recognition of the various asset and liability items and for the recognition methods of revenues and costs, as were used for the financial statements for the year ended 31 December 2016, which are referenced to in “Part A - “Accounting Policies”.

Moreover, it is notes that since the beginning of the financial year 2017, the International Accounting Standards Board (IASB) has published the following documents:

- IFRIC 23: “Uncertainty over Income Tax Treatments”;

- IFRS 17: “Insurance Contracts”.

REGULATORY UPDATES

Reported below is an update on the progress status of the analyses carried out by the Group to assess the effects deriving from the application of the following international accounting standards.

IFRS 9 “FINANCIAL INSTRUMENTS”

The new accounting principle IFRS 9, published by the IASB in July 2014 and endorsed by the European Commission with Regulation no. 2067/2016 will be effective for periods beginning on or after 1 January 2018. This publication has completed the process of reform of IAS 39 which was defined in three phases, “classification and measurement”, “impairment”, “hedge accounting”.

The review of “macro hedge accounting” remains to be completed, and the IASB has decided to initiate a separate programme from IFRS 9 for this purpose.

In summary, the main innovations are as follows:

i.	regulations for the valuation and classification of financial instruments will be based on a business model and on the characteristics of the cash flows of the financial instruments (Solely Payments of Principal and Interests test – SPPI test) which may imply the use of different methods of classification and valuation of financial instruments from those applied under IAS 39 (amortised cost, fair value with changes recognised in profit or loss fair value with changes recognised in an equity reserve - Other Comprehensive Income).

ii.	adoption of a new impairment accounting model based on an “expected losses” approach (rather than “incurred losses” as was required by IAS 39) and on the concept of “lifetime” expected credit losses. the model requires that exposures be classified into three separate “stages” which are reflective of the different default patterns for credit quality:

•	Stage 1: financial instruments with no significant increases in credit risk since initial recognition;

•	Stage 2: financial instruments with significant increases in credit risk since initial recognition;

•	Stage 3: financial assets for which there is objective evidence of credit impairment as at the reporting date;

iii.	changes in how to account for changes in “own credit risk”, i.e. changes in the fair value of financial liabilities designated under the fair value option which are attributable to changes in the bank’s own creditworthiness. The new principle establishes that these changes must be recognised in a net equity reserve, rather than in profit or loss, as currently laid down in IAS 39 thus eliminating a source of volatility in profit or loss results;

iv.	amendments to Hedge accounting requirements to designate a hedging relationship and ascertain its effectiveness in order to better align the hedge accounting outcome with the underlying management purpose of hedge accounting.

It must be noted that the standard envisages that an entity may choose as its accounting policy to continue to apply the hedge accounting requirements of IAS 39 until the macro hedge accounting project is completed by the IASB.

Given the considerable impacts involved in terms of business, organisation and reporting, the Banca Carige Group has launched a specific project to analyse and define the main qualitative and quantitative impacts, as well as to identify and implement the application and organisational measures required for the standard to be effectively adopted by the Group.

In the first three quarters of 2017, the Group completed the first phase of the project aimed at analysing the areas of the Company which will be most affected by the adoption of the new standard and defining the business macro- requirements needed for transition to the new accounting standard; the Group is implementing the second part of the project “ Phase 2 - Design & Implementation which focuses on the functional design of the project, the application of the new standard’s options and interpretations in the Group’s processes and the implementation of the activities required for its first-time adoption.

The project was organised into specific workshops dedicated to “classification and measurement”, “impairment” and “financial reporting process”. For “hedge accounting”, the Group has instead chosen to continue to apply IAS 39 as allowed for by IFRS 9 when first applying the standard (opt out). When the macro hedge accounting project is completed by the IASB and approved, the adoption of the provisions for “general hedge accounting” under IFRS 9 will become mandatory.

The entire project was developed by involving the Bank’s competent units, under the Top Management’s active supervision and guidance.

The state of progress of the activities is generally in line with the project timeline and the Group expects to complete the project deliverables, including a definition of the final IT architecture, in view of the IFRS9 first time adoption.

As previously clarified, the project focused on the following main thematic areas:

Classification and measurement

The Group has defined the overall interpretative aspects and the requirements for the necessary implementation measures; activities were started for IT implementation and alignment of the processes affected by the principle.

The Group is conducting the Solely Payments of Principal and Interests (SPPI) test and is defining a Business Model for the stock of securities and loans to determine their correct classification on the date of the First Time Adoption (FTA) of the new standard and to measure them, accordingly, at amortised cost rather than at fair value. For equity investments currently classified as financial assets available for sale (AFS), assessments were also initiated in order to determine whether to elect the FVTOCI (‘fair value through other comprehensive income’) option (with no recognition in profit or loss).

Impairment

The Group is finalising both the methodologies to measure credit losses under the new expected loss approach and the procedures to determine whether there has been a significant increase in credit risk so as to correctly allocate the exposures to the three stages recognised by the principle.

More specifically:

•	the models and methodologies used to estimate the Expected Credit Loss are based on previously defined regulatory parameters (probability of default, loss given default and exposure to default) properly recalibrated according to a Point in Time approach, and include “forward looking information”;

•	When it comes to ‘tracing’ the significant increase in credit risk for the exposures (a.k.a. “transfer logic”), the Group is considering the use of both (absolute) qualitative criteria (e.g. more than 30 days past due, forborne and monitoring phases) and (relative) quantitative criteria (e.g. probability of default). In particular the Group considers:

•	(absolute) qualitative criteria:

a)	using the Low Credit Risk Exemption for financial instruments qualifying as “investment grade” in rating terms;

b)	not using the “Rebuttable presumption” for receivables, thus automatically classifying the exposures that are at least 30 days past due in stage 2;

c)	for receivables, the automatic classification of “forborne” positions in Stage 2;

d)	for receivables, using performance monitoring indicators for the classification of some positions in stage 2.

•	quantitative criteria (relative): comparing the degree of risk of each position at initial recognition and at reporting date (comparing Probability of Default).

On both fronts, the activities to define the new accounting rules and disclosure requirements imposed by the new standard are being finalised.

Financial Reporting Process

Application and organisational measures are being defined and implemented to both support the introduction of the new accounting standard and guarantee that the related disclosures are provided, as indicated in the new FINREP version and in the draft -subject to public consultation- of Bank of Italy’s Circular no. 262 “Bank’s Financial Statements: layouts and preparation”.

As of the second half of 2017, the Banca Carige Group has also initiated activities aimed at carrying out quantitative simulations, adopting a modular approach in line with information available and related application software in use.

During the period, the Group underwent a thematic review on IFRS 9 (common to all larger banks), which was conducted by the ECB from 2 December 2016 to 31 March 2017.

On 13 September 2017, the Group functions involved in the implementation project responded to the first draft recommendations received from the ECB about the project status as at 31 March 2017, providing updates on its status of progress and results achieved during the second and third quarter of 2017.

On 16 October 2017, the Group received the final results of the thematic review, whereby the Joint Supervisory Team (JST) concluded that, in light of data and information gathered in the first quarter of 2017, Banca Carige’s implementation of IFRS 9 is only partly compliant with the Supervisory Authority’s expectations. In particular, some recommendations were made with reference to governance, level of formalisation of internal procedures (definition of the business model, Solely Payments of Principal and Interests (SPPI) test and definition of default) and implementation of IT systems.

The Group accepted the recommendations from the JST and updated the project plan in order to reflect the effects deriving from them.

Finally, the ECB has started re-analysing the issues requiring feedback in the first stage of the analysis in order to complete the verification of the progress status of the IFRS 9 Implementation Project as at 30 November 2017. The issues analysed are essentially those that had not reached the required level of preparation in the first analysis, i.e. those relating to the assessment of the significant increase in credit risk, the consideration of forward-looking information in determining expected losses on receivables, validation and back-testing, the calculation of expected losses over the entire life of the receivable.

IFRS 15 “REVENUE FROM CONTRACTS WITH CUSTOMERS”

The new accounting principle IFRS 15 - “Revenue from Contracts with Customers” published by the IASB in May 2014 (subsequently amended in September 2015) and endorsed by the European Commission with Regulation no. 2016/1905 will be effective as of 1 January 2018.

IFRS 15 introduces new requirements for an entity to recognise revenue representing the transfer of promised goods or services to customers; in particular, this principle is delivered in a five-step model framework to:

1.	identify the contract(s) with a customer;

2.	identify the performance obligations in the contract;

3.	determine the transaction price;

4.	allocate the transaction price to the performance obligations in the contract;

5.	recognise revenue when (or as) the entity satisfies a performance obligation.

Application of this guidance will require the exercise of judgment of the impact in terms of accounting methods, business practices and possible effects on underlying systems and processes.

Given the complexity and potential pervasiveness of the newly introduced principle, the Group has launched a specific project which is expected to complete all assessment activities by the end of November with a view to both identifying and developing the most appropriate solutions to adapt to the new standard.

IFRS 16 “LEASES”

IFRS 16 applies to annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 - ‘Revenue from Contracts with Customers’ has also been applied.

The Group has not yet begun activities to assess impacts, define the scope and the accounting treatment used by the Group pursuant to the provisions set forth by the new accounting principle.

OTHER INFORMATION

GOING CONCERN

In consideration of the Group’s specific economic, capital and financial situation which, as at 30 September 2017, was not compliant with the Common Equity Tier 1 Ratio (CET1), only to an extent limited to the additional Capital Guidance component, and the Total Capital Ratio required by the ECB as specified in the SREP Decision of December 2016, the Board of Directors attentively assessed the going concern assumption.

Following the assessment and having regard to the requirements of IAS 1 and guidance provided in Document no. 2 of 6 February 2009, jointly issued by the Bank of Italy, Consob and ISVAP as subsequently updated, the Group reasonably expects to continue operating as a going concern in the foreseeable future, primarily in light of the:

•	approval by the Board of Directors on 13 September 2017 of the 2017-2020 Business Plan; the Plan sets out, inter alia, a comprehensive effort for the Group’s capital strengthening, which rests on three pillars: the capital increase, the liabilities optimisation measures (LME) and the disposal of assets (including prestigious buildings, the consumer credit company Creditis, the branch of business consisting in the merchant book and the NPL management platform for bad loans);

•	authorisation received from the European Central Bank on 27 September 2017 for executing the capital increase and the LME;

•	approval by the Shareholders’ Meeting of 28 September 2017 of the capital increase by an aggregate amount of up to EUR 560 mln, the offering period of which is expected to open in November 2017 after having obtained the relevant authorisation by Consob;

•	successful outcome of the Meetings of the holders of the subordinated notes included in the scope of the LME held on 21 October 2017, whose settlement, however, remains conditional upon the successful outcome of the aforesaid capital increase;

•	initiation, during the period, of the asset disposals set forth in the Plan as part of the comprehensive effort to strengthen the Group’s capital structure;

•	adverse P&L impact that will presumably be recognised in the fourth quarter of 2017, deriving from the forthcoming completion of the disposal of a bad loan portfolio.

The implementation of the above actions, combined with the execution of all other initiatives set out in the 2017-2020 Business Plan, reveals that the Group has the reasonable expectation that it will continue in operational existence for the foreseeable future and comply with the prudential Own Funds and liquidity requirements imposed by the ECB on 9 December 2016, contingent upon its ability to absorb the impact of meeting the NPL reduction targets and minimum NPL coverage levels required;

The reasonable expectation to continue operating as a going concern in the foreseeable future is also based on compliance, as at 30 September 2017, with the minimum consolidated CET1 capital requirement and liquidity ratio required by the ECB and the fact that the measures set out in the 2017-2020 Business Plan (particularly those aimed at strengthening capital) are adequate to restore a CET1 and TCR level in excess of the SREP thresholds recommended by the ECB.

Banca Carige reasserts that failure to execute the Capital Increase and the LME by 31 December 2017 may have significant adverse effects on the Bank’s and Group’s overall economic, capital and financial situation, with potential impacts on their ability to operate as a going concern.

On the basis of the above, subject to the concrete implementation of the above-listed actions outlined in the 2017-2020 Business Plan, including capital strengthening measures in particular, the Directors are of the opinion that the Group has the forward-looking ability to comply with the capital requirements set under the Supervisory Review and Evaluation Process (SREP) in the foreseeable future.

Despite the uncertainties associated with the current economic scenario, the Consolidated Interim Report was thus prepared based on the going concern assumption.

SECURITISATIONS COMPLETED BY THE BANCA CARIGE GROUP

During the period, the Banca Carige Group carried out a bad loan securitisation transaction, pursuant to art. 58 of Legislative Decree no. 385/1993 and articles 1 and 4 of Italian Law no. 130/199, with a view to reducing the Group’s risk profile.

More specifically, on 16 June 2017 Banca Carige S.p.A., Banca Cesare Ponti and Banca del Monte di Lucca S.p.A. (the Transferors) finalised the bulk sale, without recourse and for consideration, of a portfolio of loans classified as bad loans by the Transferors to a specifically created vehicle not belonging to the Banca Carige Group for an aggregate gross book value of EUR 961.1 mln at the date of sale (of which EUR 861.4 mln for Banca Carige, EUR 98 mln for Banca del Monte di Lucca and EUR 1.7 mln for Banca Cesare Ponti).

The securitisation transaction was structured with the Transferors initially underwriting senior, mezzanine and junior securities in full on 5 July 2017 and the mezzanine and junior tranches being subsequently placed on the institutional market on 8 August 2017. The senior tranche which obtained a Guarantee from the Italian Government (a.k.a. “GACS”, pursuant to Legislative Decree no. 18 of 14 February 2016, as amended and converted into Law no. 49 of 8 April 2016) was instead retained in the Transferors’ portfolio and recognised in the Loans and Receivables portfolio for EUR 267.6 mln.

The securitisation transaction is structured in two phases:

•	until the date when all mezzanine and junior securities are sold by the Transferors, the transaction qualifies as a “self-securitisation” and the securitised loans continue to be recognised in the Transferring Banks’ Financial Statements as “assets sold and not derecognised”;

•	on the date when the mezzanine and junior securities were sold, the Transferors –in observance of the derecognition requirements under IAS 39- derecognised the securitised loans from their accounts as a result of the transfer of:

•	the contractual rights to receive the cash flows from the assets (para18 (a) of IAS 39), and

•	substantially all the risks and rewards of ownership (para. 20 (a) of IAS 39).

More specifically, the analysis for the purposes of de-recognising the foregoing loan portfolio was carried out in accordance with the provisions of paragraphs from 15 to 37 and from AG34 to AG52 of IAS 39 “Financial instruments: Recognition and Measurement”.

The loss for the period recognised on the portfolio held for sale totalled EUR 98 mln for the Banca Carige Group (of which EUR 87.7 mln for Banca Carige, EUR 10 mln for Banca del Monte di Lucca and EUR 0.3 for Banca Cesare Ponti) and was posted to P&L item 100 a “Profits (losses) on disposal/repurchase of financial liabilities”.

DISPOSAL OF INSURANCE COMPANIES – GUARANTEES AND COMMITMENTS

On 5 June 2015, Banca Carige S.p.A and Primavera Holdings S.r.l., a company held by funds affiliated to Apollo Global Management, LLC (NYSE: APO), completed the disposal of the entire share capital held by Banca Carige in Carige Vita Nuova S.p.A. and in Carige Assicurazioni S.p.A

On the date of disposal, a distribution agreement valid until 31 December 2024 and renewable for a similar period, was entered into by Banca Carige, the Group’s banks (excluding Banca Cesare Ponti) and Creditis (hereinafter also the “Distributors”) with the Insurance Companies for the distribution of the Insurance Companies’ life and non-life insurance products, in line with the insurance distribution plan, against payment of contractually defined commissions to the Distributors. Banca Carige constantly monitors, including for operational management purposes, Line 1 and Line 3 life insurance production performance. In 2015 (first relevant year for the purposes of the agreement), the production targets were exceeded for both Line 1 and Line 3 insurance products; this resulted in a surplus that Banca Carige could use to offset potential future underperformance.

In 2016, the Bank achieved its objectives for Line 1 net production, but it did not for Line 3. That led to EUR 4 mln worth of penalties which may be partly offset using the EUR 0.5 mln surplus bonus accrued by the Bank in 2015.

For 2017, the distribution trend of Line I insurance products and the sales network focus on marketing life insurance products pursuant to applicable regulations and in compliance with the customers’ actual economic needs, indicate that the Bank will be able to meet its business targets. Although the Bank intends to pursue its commercial commitments, a deviation from targets has been deemed likely in Line III and a EUR 3 mln provision has been recognised as the conditions set forth by Art. 14 of IAS 37 are met. Moreover, the Sale and Purchase Agreement envisaged some warranties and indemnities which are referenced to in Part A “Accounting Policies” in the Consolidated Financial Statements as at 31 December 2015.

In particular, indemnities are possibly envisaged with regard to:

–	certain insurance policies, should claims be settled for an amount exceeding either the allocated reserves as at the reference date set in the disposal agreement (30 June 2014), or any additional provisions relating to the same reserves.

–	specific disputes, should the final expenditure exceed the provisions existing as at the above-mentioned reference date.

With regard to the foregoing agreements, it is highlighted that:

–	on 17 June 2016, the Board of Directors resolved to take action against Cesare Castelbarco Albani, former Chairman of the Company, Piero Montani, former Chief Executive Officer of the Company, and some affiliates of the Apollo Group (Apollo Management Holdings L.P., Apollo Global Management L.L.C., Apollo Management International L.L.P., Amissima Holdings s.r.l., Amissima Assicurazioni S.p.A., Amissima Vita S.p.A.) to obtain compensation for damages arising from the disposal of Banca Carige’s equity investments in the Insurance Companies and other conducts subsequently held by the same Group; in their response to the claim, the defendants filed their counterclaims for an overall amount of EUR 622 mln, in relation to which the Bank -supported by the opinions of its legal counsels- believes no preconditions exist for the Bank to be sentenced to pay for damages.

–	on 22 November 2016, Banca Carige lodged an application for arbitration with the Chamber of Arbitration of Milan, requesting that the clauses of the Distribution Agreement entered into with Amissima Vita (former Carige Vita Nuova) concerning the obligation of exclusivity, distribution targets and penalties be declared null and void and that the Distribution Agreement be accordingly declared null or ineffective in its entirety. With regard to the above action, Amissima Holding S.r.l. has claimed for compensation (quantified on a preliminary basis at EUR 200 mln) in relation to the hypothesis that it may lose the arbitration proceedings; following in-depth analyses carried out with the assistance of its legal consultants, the Bank considers the hypothesized claim for damages completely unfounded.

As at the date of closing of this reporting period, the Bank has reassessed the whole set of contractual relationships in place with the Apollo Group. Although the Bank remains convinced of the foundedness of the argumentations it provided as part of the foregoing proceedings and of the reasons it raised against the counterparties’ out-of-court claims, the Bank - without prejudice to such reasons- has sufficient elements available to quantify the potential risk arising from said claims for damages/penalties and deems it essentially consistent with the terms and assumptions of paragraph 14 of IAS 37 to adjust the already existing provisions in this regard. The pre-existing funds for risks and charges (EUR 3.5 mln in relation to the distribution agreement set aside as at 31 December 2016 and EUR 1.1 mln in relation to the equity investments’ sale and purchase agreement set aside as at 31 December 2015) were supplemented by an additional EUR 15 mln entirely in connection with the foregoing sale and purchase agreement. Following a similar assessment made during the first nine months of 2017, the funds for risks and charges were further increased by EUR 17.9 mln. The adjustment brought the fund for risks and charges associated with the sale and purchase agreement to an amount of EUR 36.4 mln.

ESTIMATES AND ASSUMPTIONS IN THE PREPARATION OF THE BANCA CARIGE GROUP’S INTERIM FINANCIAL STATEMENTS AND RELATED UNCERTAINTIES

Preparation of the consolidated interim Financial Statements requires the use of estimates and assumptions for the calculation of certain cost and revenue components and for the valuation of assets and liabilities.

Estimates and assumptions are more likely to be used for the fair value measurement of amounts recognised in relation to financial assets, with specific reference to loans to customers and financial assets available for sale, the quantification of provisions for personnel, provisions for risks and charges and tax items.

Loans were classified according to guidelines which are reflective of the consequences of negative developments in the economic environment; loan-related valuations were estimated by the competent structures on the basis of evidence emerging from day-to-day monitoring of existing relations with borrowers and their respective economic-financial situation.

Partly in light of guidance received from the Supervisory Authority during the on-site inspection on credit risk with a focus on collateral, provisions and securitisations (conducted in 2016 with more details provided in the chapter ‘Dialogue with the European Central Bank’ in the ”Key events in the nine-month period” section of this Consolidated Interim Report), the Group has launched some projects, still ongoing, to fine-tune the policies, procedures and parameters used to measure credit assets.

It should be noted that an extension or worsening of the current economic-financial crisis may cause a further deterioration of the borrowers and issuers’ financial conditions, which may translate into higher losses on loans granted or on financial assets purchased than those currently estimated and accordingly considered during preparation of this consolidated interim report.

Similar effects may arise from completion of the afore-mentioned alignments of the policies, procedures and parameters used for the valuation of credit assets.

With regard to the bad loan portfolio soon to be disposed of, considering, in particular, that the scope of disposal is still being defined, the structuring of the bad loan portfolio requires further analysis, and binding offers have not yet been received (they are due by November 2017) and pending any further resolutions by the Board of Directors, the Group applied the criteria set out in its own accounting models for the valuation of receivables as at 30 September 2017, which are based on its mainstream policies for debt collection.

During preparation of this Consolidated Interim Report, tests were performed to determine any impairment of available-for-sale securities through an analysis aimed at assessing whether there is any indication of their impairment and determining their depreciation, if necessary. Some AFS securities were impaired during the first nine months of 2017, resulting in value adjustments being made for an amount of EUR 13.6 mln, of which EUR 10.6 mln in relation to the stakes held in the Atlante Fund and EUR 2.5 mln in relation to the indirect shareholdings held in CariCesena, CariRimini and CariSanminiato under the voluntary Interbank Deposit Protection Fund (FITD).

With regard to quantification of the provisions for personnel and for risks and charges, an assessment is being made to estimate the amount, if due, and the timing of any potential expenditure connected with the fulfilment of obligations deemed probable to occur. In accordance with the provisions of IAS 37, the Bank discloses in its Financial Statements those lawsuits which are deemed to give rise to a “likely” obligation.

In consideration of the significant amount of deferred tax assets recognised under the assets of the Financial Statements, an analysis was conducted -also with regard to the Consolidated Interim Report as at 30 September 2017- to verify whether the forecasts of future profitability are such as to ensure their re-absorption and therefore justify their recognition and retention in the financial statements (also known as “probability test”). The probability test focused only on the amount of deferred tax assets not potentially convertible into tax credits and highlighted a sufficient future taxable profit to absorb, although in the long term, the deferred tax assets recognised in the Consolidated Interim Report as at 30 September 2017.

Compared with the probability test conducted as at 31 December 2016, account was taken of changes to the regulations on the Economic Growth Stimulus (Aiuto alla Crescita Economica, ACE) which were introduced by Law 232/2016 (reduction in the rate of return on equity) and Italian Legislative Decree no. 50/2017 (enacted into law no. 96/2017) which limits the calculation of equity increases to the last 5 years, thus reducing the time horizon for re-absorption.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

As part of the comprehensive effort to strengthen the Group’s capital structure included in the Business Plan approved on 13 September 2017 (for more information, please see the section ‘Strategy and business performance’), the disposal of a number of assets is planned, including:

•	prestigious buildings,

•	the branch of business consisting in the merchant book/acquiring business,

•	the consumer credit company Creditis,

•	the NPL management platform for bad loans, to a specialised player to which management will be outsourced on the basis of a servicing agreement.

The plan also provides for the disposal of a EUR 1.4 bn portfolio of loans classified as bad loans.

For the purposes of preparing the Consolidated Interim Report as at 30 September 2017, the Group carried out the analyses necessary to verify the fulfilment of the requirements of paragraphs 7 and 8 of IFRS 5 for classifying assets or groups of assets as “Non-current assets held for sale and discontinued operations”. The outcome of such analyses was that these requirements are met to an extent limited to the disposals concerning the head office building of Banca Carige in Milan and the consumer credit company Creditis, to which the accounting criteria provided for by IFRS 5 have thus been applied. Notwithstanding the lack of binding offers, the accounting approach adopted is supported by:

•	the Management’s significant commitment to disposing of such assets;

•	reference to well-defined assets or groups of assets, whose sale does not require any particular changes in the scope or purpose to be made immediately available for sale;

•	negotiations with the counterparties being at an advance stage, which makes it highly probable that the assets yet to be completed for the actual disposal will require non-material changes in the underlying structure of the transaction.

For these assets, the Bank expects no profit or loss impacts from the application of IFRS 5, given that, although the disposal process is still ongoing (albeit at an advanced stage), the estimated sale price is higher than their book value.

Given the progress status of the related projects and their non-compliance with the requirements of IFRS 51, the other assets continued to be presented separately in the Consolidated Interim Report as at 30 September 2017.

With special regard to the bad loan portfolio disposals, the following additional considerations were made to support the decision of presenting the assets separately, :

[1]	The status of progress of the related work tracks and negotiations with third parties is such that it is not possible to consider them ready for immediate disposal, considering, in particular, that the Bank has not yet identified the scope of disposal or the contractual instruments which are instrumental for their disposal in compliance with derecognition criteria.

•	without prejudice to the Board of Directors’ resolution, the final scope of the loans held for sale has not yet been precisely defined;

•	the binding offers may contain clauses conditional to the successful outcome of the capital increase;

•	the expressions of interest received to date envisage different contractual structures (by way of example, the disposal of non-performing loans through securitisation or direct sale) jointly or severally with offers for the acquisition of the bad loans’ management platform;

•	before the closing takes place and the transaction’s final conditions are determined, some authorisations might become necessary (for example, by the regulators) as to the type of transaction and buyer involved.

INFORMATION ON FAIR VALUE

IFRS 13 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in a normal transaction between market participants as at the measurement date.

Therefore, it is a sort of “exit price” under current market conditions, regardless of whether that price is directly observable or estimated using valuation techniques. IFRS 13 determines that a specific level should be assigned to fair value according to a hierarchy which, in decreasing order of priority, categorises fair value into three levels:

•	level 1: the fair value is determined directly on the basis of quoted prices observed in active markets for assets or liabilities that are identical to the ones being measured; specific emphasis is placed on determining the principal market or, in its absence, the most advantageous market as well as the possibility that the firm preparing the financial statements can carry out the transaction at the market price on the date of measurement;

•	level 2: fair value is calculated on the basis of inputs other than quoted prices referred to in level 1 which are directly or indirectly observable;

•	level 3: fair value is calculated on the basis of unobservable inputs and is based on the assumptions it is presumed market participants would make to calculate the value of the instrument.

The inputs used to calculate the fair value of an instrument could be categorised into different levels of the fair value hierarchy; in these cases, the instrument is classified in its entirety in the same level of the hierarchy in which the lowest level input is classified.

In the event significant adjustments are made to level 2 inputs with respect to the total fair value of the instrument, the latter is classified in level 3 of the fair value hierarchy if these adjustments use significant unobservable inputs.

As compared to the annual report for the year ended 31/12/2016, no adjustments to the fair value hierarchy were made.

Financial instruments measured at fair value – level 3 include the equity investment in Banca d’Italia (EUR 302.4 mln).

FAIR VALUE HIERARCHY: ACCOUNTING PORTFOLIOS, BREAKDOWN BY LEVEL OF FAIR VALUE

(EUR/000)

	30/09/2017			31/12/2016 restated (*)
	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading	4,751	4,630	2	1,244	6,437	2
3. Financial assets available for sale	1,699,859	—	378,449	1,971,889	—	347,724
4. Hedging derivatives	—	48,317	—	—	39,233	—

Total financial assets designated at fair value	1,704,610	52,947	378,451	1,973,133	45,670	347,726

1. Financial liabilities held for trading	—	1,296	—	—	2,064	—
2. Financial liabilities designated at fair value through profit or loss	374,241	—	—	459,198	—	—
3. Hedging derivatives	—	227,304	—	—	259,037	—

Total financial liabilities designated at fair value	374,241	228,600	—	459,198	261,101	—

Key:
L1 = Level 1; L2 = Level 2; L3 = Level 3

*	Data restated to take account of changes made to groups of assets held for sale.

EUR/000	30/09/2017		31/12/2016 restated (*)		31/12/2016
Item	BV	FV	BV	FV	BV	FV
Loans to banks	2,657,408	2,657,408	1,892,014	1,891,792	1,958,763	1,958,541
Loans to customers	16,674,630	17,855,927	17,721,321	19,017,549	18,246,327	19,546,010
Due to banks	4,201,790	3,634,522	3,468,322	2,912,554	3,468,322	2,912,554
Due to customers	13,887,071	13,818,700	13,710,208	13,674,990	13,710,208	13,674,990
Securities issued	4,002,056	3,856,984	5,218,774	5,096,063	5,443,294	5,320,583

BV = Book Value

FV = Fair Value

(*)	Data restated to take account of changes made to groups of assets held for sale.

TRANSFERS BETWEEN PORTFOLIOS: BOOK VALUE, FAIR VALUE AND EFFECTS ON COMPREHENSIVE INCOME

(EUR/000)

Type of financial instrument	Portfolio prior to transfer	Portfolio after transfer	Book Value as at 30/09/2017	Fair Value as at 30/09/2017	Income components in the absence of transfers (before tax)		Income components recognised during the period (before tax)
					From measurement	Other	From measurement	Other
Debt securities	HFT	AFS	—	—	—	—	—	—
Equity instruments	HFT	AFS	—	—	—	—	—	—
Units in UCITS	HFT	AFS	225	225	(106)	—	(106)	—
Debt securities	HFT	L&R	642	642	2	129	—	(57)
Debt securities	AFS	L&R	—	—	—	—	—	—

Total			867	867	(104)	129	(106)	(57)

OTHER ASPECTS

The Consolidated Interim Report contained in this Financial Report as at 30 September 2017 and prepared for the foregoing purposes, was submitted to a limited review by EY S.p.A.. Comparative figures relating to the same period of the previous year were not reviewed by the Auditing Firm.

SCOPE AND METHODS OF CONSOLIDATION

1. EQUITY INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURES

According to the IASs/IFRSs, the scope of consolidation includes all directly or indirectly controlled entities.

The concept of control applied is that outlined in IFRS 10 - Consolidated financial statements. At the reporting date, no jointly controlled companies were identified, to which IFRS 11 - Joint Arrangements applies.

The scope of consolidation has changed -with respect to that used for preparation of the Financial Statements for the year ended 31 December 2016- to include Carige REOCO S.p.A. (a newly incorporated real estate company, 100% owned by Banca Carige).

1. Equity investments in wholly owned subsidiaries

Company name	Operating office	Registered office	Type of relationship (1)	Shareholding relationship		Voting rights (2) (3)
				held by	Shareholding %	Actual %	Potential %
A. Companies
A.1 Consolidated line-by-line
Banking Group
1. Banca CARIGE SpA	Genoa	Genoa
2. Banca del Monte Lucca SpA	Lucca	Lucca	1	A1.1	60.00
3. Banca Cesare Ponti SpA	Milan	Milan	1	A1.1	100.00
4. Creditis Servizi Finanziari SpA	Genoa	Genoa	1	A1.1	100.00
5. Centro Fiduciario C.F. SpA	Genoa	Genoa	1	A1.1	96.95
6. Argo Mortgage 2 Srl	Genoa	Genoa	1	A1.1	60.00
7. Carige Covered Bond Srl	Genoa	Genoa	1	A1.1	60.00
8. Carige Covered Bond 2 Srl	Genoa	Genoa	1	A1.1	60.00
9. Lanterna Finance Srl (4)	Genoa	Genoa	4	A1.1	5.00
10. Lanterna Consumer Srl (4)	Genoa	Genoa	4	A1.1	5.00
11. Lanterna Lease Srl (4)	Genoa	Genoa	4	A1.1	5.00
12. Carige Reoco SpA	Genoa	Genoa	1	A1.1	100.00

Key

(1)	Type of relationship:

1 = majority of voting rights at ordinary shareholders’ meetings

2 = dominant influence at ordinary shareholders’ meetings

3 = agreements with other shareholders

4 = other forms of control

5 = unified management pursuant to art. 26, paragraph 1 of Legislative Decree 87/92

6 = unified management pursuant to art. 26, paragraph 2 of Legislative Decree 87/92

(2)	Voting rights available at ordinary shareholders’ meetings, both actual and potential
(3)	Value entered only if other than the percentage of ownership
(4)	Self-securitisation SPV, controlled under the requirements of IFRS 10

As regards the scope of business, subsidiaries can be divided into banking institutions (Banca Carige S.p.A, Banca del Monte di Lucca S.p.A, Banca Cesare Ponti S.p.A.), consumer credit companies (Creditis Servizi Finanziari SpA), trust companies (Centro Fiduciario C.F. S.p.A.), special-purpose vehicles for securitisations (Argo Mortgage 2 S.r.l., Lanterna Finance S.r.l., Lanterna Lease S.r.l. and Lanterna Consumer S.r.l.) and special-purpose vehicles for the issuance of covered bonds (Carige Covered Bond Srl and Carige Covered Bond 2 Srl) and a real estate company (Carige Reoco S.p.A.).

As regards the special-purpose vehicles Argo Mortgage 2 S.r.l., Lanterna Finance S.r.l., Lanterna Lease S.r.l.,

Lanterna Consumer S.r.l., Carige Covered Bond S.r.l. and Carige Covered Bond 2 S.r.l., it is noted that they were all consolidated line by line. The assets were not derecognised from the financial statements of the respective transferors under either the securitisations or disposals for the issuance of covered bonds, as all connected risks and rewards were substantially retained by the Group.

The Consolidated Interim Report was prepared using the reporting packages as at 30 September 2017 made available by the Parent Company and the other consolidated entities, as approved by their respective governing bodies and drafted according to the IASs/IFRSs approved and effective as at the reporting date, according to guidance provided by the Parent Company.

All subsidiaries were included in the scope of consolidation. Excluded from the scope of consolidation, however, were non-investees for which shares with voting rights were received on pledge, inasmuch as the guarantee obtained was intended as a credit protection instrument and not as an instrument to exercise influence over the companies in question.

2. OTHER INFORMATION

Investments in associates, i.e. companies subject to significant influence, were measured at equity. With reference to Autostrada dei Fiori, it is noted that the latest reporting package was used, as approved by the Board of Directors, pursuant to the IAS/IFRS accounting standards, for the interim period ending 30 June 2017. The consolidated Income Statement thus reflects results from 30 September 2016 (reporting date for the Reporting package used in the Consolidated financial statements for the year ended 31 December 2016) to 30 June 2017.

Equity investments in companies subject to significant influence (consolidated using the equity method)

Company name	Operating office	Registered office	Shareholding relationship		Voting rights
			held by	Shareholding %	Actual %	Potential %
A. Companies consolidated at equity
1. Autostrada dei Fiori Spa	Savona	Savona	Banca Carige SpA	20.62

Companies over which the Group exerts major influence were valued at cost, in accordance with the general principles set out in the framework for companies that are not considered subject to significant influence.

Equity investments in companies subject to significant influence excluded from the equity method

Company name	Operating office	Registered office	Shareholding relationship		Voting rights
			held by	Shareholding %	Actual %	Potential %
1. Nuova Erzelli Srl	Genoa	Genoa	Banca Carige SpA	40.00

EVENTS AFTER THE 9-MONTH REPORTING PERIOD

At its meeting of 11 October 2017, the Board of Directors of Banca del Monte di Lucca took note of Andrea Pedrelli’s reassignment to fill a different position in the Banca Carige Group and appointed Federico Pietrini as the new General Manager [of BML]as of 12 October 2017.

At its meeting of 12 October 2017, the Board of Directors of Banca Cesare Ponti, took note of the mutually agreed labour contract termination with Daniele Piccolo as of 14 October 2017 and resolved upon appointing the Parent Company’s current Chief Commercial Officer Gianluca Guaitani as ad interim General Manager [of Banca Cesare Ponti] to replace Mr Piccolo.

On 16 October 2017 the Bank received the results of the thematic review on IFRS9 (common to the major European credit institutions) conducted by the ECB between December 2017 and March 2017. At the end of the review, the Joint Supervisory Team (JST), in light of the evidence and information gathered during the first quarter of 2017, concluded that Banca Carige’s implementation of IFRS 9 was only partially in line with the Supervisory Authority’s expectations. The Group accepted the JST’s recommendations and updated its project plan accordingly (for detailed information see paragraph IFRS 9 - “Financial instruments” in the “Accounting Policies” Section).

On 17 October 2017 the ECB provided the Bank with the outcome of the inspection on “Governance and Risk Management” conducted from 10 October 2016 to 13 January 2017, which illustrates the ECB’s expectations and remedial actions which the Bank is expected to implement to address the shortcomings identified. Banca Carige is required to submit an action plan by mid-November.

On 24 October, Banca Carige’s Board of Directors resolved upon the disposal of the head office building in Milan. Thereafter, on 31 October the Bank signed a preliminary sale and purchase agreement which sets a sale price of EUR 107.5 mln, corresponding to a gross capital gain of approximately EUR 85 mln. The disposal is expected to be completed by 30 November 2017. With reference to the OBG2 and OBG 3 programmes, two new disposals were completed in October 2017 respectively at a sale price of EUR 18.8 mln and EUR 182.4 mln.

PROFIT & LOSS AND BALANCE SHEET RESULTS

With respect to published accounts, 9M16 balances are reflective of changes described in the section “Restatement of prior period accounts” which is referenced to for further details.

The Parent Company’s share of profit/loss for the period amounts to a negative EUR 210.4 mln in the income statement, as against the EUR 224 mln loss posted in September 2016.

Compared to the same period of the previous year, the result is reflective of negative trends in net interest income and net fees and commissions, in addition to an increase in operating expenses.

Moreover, a significant reduction in Net interest and other banking income is the result of both a decreased contribution from financial items (lower dividend income, gains on disposal of AFS securities and repurchase of liabilities) and losses from loan write-offs mainly related to the disposal to third parties (settled on 8 August 2017) of mezzanine and junior notes subscribed on 5 July 2017 as part of a bad loan securitisation transaction. The securitisation entailed the derecognition of the loan portfolio with the P&L effect being posted in the period to the written off portfolio under item 100 a) “(Gains) Losses on disposal/repurchase of loans” for a total amount of EUR 98 mln. As at 30 June 2017, the loan portfolio was still booked in the Bank’s assets with the P&L impact of the relevant valuation at the same date posted to item 130a) “Net losses/recoveries on impairment of loans” for EUR 80 mln.

INCOME STATEMENT (EUR/000)

				Change
		9M2017	9M2016	Absolute	%
10 -	INTEREST AND SIMILAR INCOME	354,572	412,240	(57,668)	(14.0)
20 -	INTEREST AND SIMILAR EXPENSE	(173,681)	(212,773)	39,092	(18.4)

30 -	NET INTEREST INCOME	180,891	199,467	(18,576)	(9.3)

40 -	FEE AND COMMISSION INCOME	204,836	208,661	(3,825)	(1.8)
50 -	FEE AND COMMISSION EXPENSE	(23,662)	(25,415)	1,753	(6.9)

60 -	NET FEE AND COMMISSION INCOME	181,174	183,246	(2,072)	(1.1)

70 -	DIVIDENDS AND SIMILAR INCOME	10,625	14,077	(3,452)	(24.5)
80 -	NET PROFIT (LOSS) FROM TRADING	8,126	7,743	383	4.9
90 -	NET PROFIT (LOSS) FROM HEDGING	(922)	(1,994)	1,072	(53.8)
100 -	PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE OF:	(108,266)	43,387	(151,653)	—
	a) loans	(111,481)	(4)	(111,477)	—
	b) financial assets available for sale	1,411	36,330	(34,919)	(96.1)
	d) financial liabilities	1,804	7,061	(5,257)	(74.5)
110 -	PROFITS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES DESIGNATED AT FAIR VALUE	(1,117)	(1,682)	565	(33.6)

120 -	NET INTEREST AND OTHER BANKING INCOME	270,511	444,244	(173,733)	(39.1)

130 -	NET LOSSES/RECOVERIES ON IMPAIRMENT OF:	(192,548)	(378,783)	186,235	(49.2)
	a) loans	(175,071)	(382,490)	207,419	(54.2)
	b) financial assets available for sale	(13,658)	(716)	(12,942)	—
	d) other financial activities	(3,819)	4,423	(8,242)	—

140 -	NET INCOME FROM BANKING ACTIVITIES	77,963	65,461	12,502	19.1

170 -	NET INCOME FROM BANKING AND INSURANCE ACTIVITIES	77,963	65,461	12,502	19.1

180 -	ADMINISTRATIVE EXPENSES:	(416,846)	(432,826)	15,980	(3.7)
	a) personnel expenses	(225,661)	(225,863)	202	(0.1)
	b) other administrative expenses	(191,185)	(206,963)	15,778	(7.6)
190 -	NET PROVISIONS FOR RISKS AND CHARGES	(22,681)	(3,392)	(19,289)	—
200 -	NET ADJUSTMENTS TO/RECOVERIES ON PROPERTY AND
	EQUIPMENT	(11,355)	(14,436)	3,081	(21.3)
210 -	NET ADJUSTMENTS TO/RECOVERIES ON INTANGIBLE ASSETS	(16,432)	(18,196)	1,764	(9.7)
220 -	OTHER OPERATING INCOME/EXPENSE	54,756	64,807	(10,051)	(15.5)

230 -	OPERATING EXPENSES	(412,558)	(404,043)	(8,515)	2.1

240 -	PROFITS (LOSSES) ON EQUITY INVESTMENTS	5,767	6,596	(829)	(12.6)
260 -	IMPAIRMENT ON GOODWILL	—	(19,942)	19,942	(100.0)
270 -	PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS	33	38	(5)	(13.2)

280 -	PROFIT (LOSS) BEFORE TAX FROM CONTINUING OPERATIONS	(328,795)	(351,890)	23,095	(6.6)

290 -	TAXES ON INCOME FROM CONTINUING OPERATIONS	95,499	105,211	(9,712)	(9.2)

300 -	PROFIT (LOSS) AFTER TAX FROM CONTINUING OPERATIONS	(233,296)	(246,679)	13,383	(5.4)

310 -	PROFIT (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS	18,901	19,731	(830)	(4.2)

320 -	NET PROFIT (LOSS) FOR THE PERIOD	(214,395)	(226,948)	12,553	(5.5)

330 -	NON-CONTROLLING INTERESTS	(3,979)	(2,950)	(1,029)	34.9

340 -	NET PROFIT (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE PARENT COMPANY	(210,416)	(223,998)	13,582	(6.1)

Earnings Per Share (in EUR)
	- Basic	-0.254	-0.270
	- Diluted	-0.254	-0.270
More specifically, Net Interest Income amounted to EUR 180.9 mln, down 9.3% Y/Yand was weighed down by a negative interest rate effect associated with market rates continuing their downward trend, and a reduction in funding and lending volumes.

Interest income stood at EUR 354.6 mln (-14% compared to September 2016), mainly weighed down by the reduction in interest on loans to customers, whilst interest expense was down 18.4% and totalled EUR 173.7 mln. The reduction in interest expense is specifically attributable to debt securities in issue and amounts due to customers.

INTEREST AND SIMILAR INCOME (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Financial assets held for trading	3,553	986	2,567	—
Financial assets available for sale	6,553	7,713	(1,160)	(15.0)
Loans to banks	504	218	286	—
Loans to customers	342,195	401,637	(59,442)	(14.8)
Other assets	1,767	1,686	81	4.8

Total interest and similar income	354,572	412,240	(57,668)	(14.0)

INTEREST AND SIMILAR EXPENSE (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Due to central banks	—	1,140	(1,140)	(100.0)
Due to banks	3,064	3,563	(499)	(14.0)
Due to customers	26,295	34,926	(8,631)	(24.7)
Securities issued	82,973	118,863	(35,890)	(30.2)
Financial liabilities held for trading	351	3,269	(2,918)	(89.3)
Financial liabilities designated at fair value through profit or loss	12,204	12,934	(730)	(5.6)
Other liabilities	8,817	4,454	4,363	98.0
Hedging derivatives	39,977	33,624	6,353	18.9

Total interest and similar expense	173,681	212,773	(39,092)	(18.4)

Net fees and commissions amounted to EUR 181.2 mln, down 1.1% compared to September 2016. Fee and commission income stood at EUR 204.8 mln, down 1.8% compared to September 2016 primarily on the back of the trends in fees for maintaining and managing current accounts. Fee and commission expense decreased to EUR 23.7 mln (-6.9%), primarily as a result of trends in commissions for guarantees received (EUR 1.6 mln compared with EUR 5.1 mln in September 2016).

FEE AND COMMISSION INCOME (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Guarantees issued	5,636	6,529	(893)	(13.7)
Portfolio management, brokerage and advisory services:	68,305	66,254	2,051	3.1
1. Trading of financial instruments	270	313	(43)	(13.7)
2. Currency trading	1,348	1,377	(29)	(2.1)
3. Portfolio management	3,326	3,384	(58)	(1.7)
4. Custody and administration of securities	1,346	1,614	(268)	(16.6)
6. Placement of securities	31,102	28,730	2,372	8.3
7. Receipt and issue of orders	3,944	4,323	(379)	(8.8)
8. Consulting activities	10	—	10	—
9. Distribution of third-party services	26,959	26,513	446	1.7
- portfolio management	1,513	1,462	51	3.5
- insurance products	15,704	15,229	475	3.1
- other products	9,742	9,822	(80)	(0.8)
Collection and payment services	43,726	44,677	(951)	(2.1)
Factoring services	547	657	(110)	(16.7)
Maintenance and management of current accounts	73,881	79,860	(5,979)	(7.5)
Other services	12,741	10,684	2,057	19.3

Total fee and commission income	204,836	208,661	(3,825)	(1.8)

FEE AND COMMISSION EXPENSE (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Guarantees received	1,568	5,095	(3,527)	(69.2)
Portfolio management and brokerage services	1,432	1,451	(19)	(1.3)
1. Trading of financial instruments	96	127	(31)	(24.4)
3. Portfolio management	176	302	(126)	(41.7)
4. Custody and administration of securities	1,083	956	127	13.3
5. Placement of financial instruments	75	61	14	23.0
6. Off-site marketing of financial instruments, products and services	2	5	(3)	(60.0)
Collection and payment services	15,348	14,199	1,149	8.1
Other services	5,314	4,670	644	13.8

Total fee and commission expense	23,662	25,415	(1,753)	(6.9)

Net gains (losses) from disposal/repurchase of financial assets and liabilities1 amounted to a positive EUR 19.9 mln, but was significantly lower than the amount as at September 2016 (61.5 mln).

More specifically, dividends, mainly traceable to the stake held in the Bank of Italy, totalled EUR 10.6 mln (EUR 14.1 mln in September 2016) and net profit (loss) from trading amounted to a positive EUR 8.1 mln, up from EUR 7.7 mln in September 2016.

NET PROFIT (LOSS) FROM TRADING (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Debt securities	1,133	(3,360)	4,493	—
Equities and UCITS	—	(353)	353	(100.0)
Total equities, debt securities and UCITS	1,133	(3,713)	4,846	—
Financial derivatives	(1,632)	4,033	(5,665)	—
Exchange differences	11,515	9,272	2,243	24.2
Other financial assets/liabilities from trading	(2,890)	(1,849)	(1,041)	56.3

Total profit (loss) from trading	8,126	7,743	383	4.9

Il risultato netto dell’attività di copertura è negativo per 922 mila euro, a fronte di un risultato negativo per 2 milioni a settembre 2016.

NET PROFIT (LOSS) FROM HEDGING

(EUR/000)

			Change
	9M2017	9M2016	absolute	%
(A) Gains on:	30,822	32,568	(1,746)	(5.4)
Fair value hedging derivatives	21,570	5,428	16,142	—
Hedged financial assets (fair value)	156	19,876	(19,720)	(99.2)
Hedged financial liabilities (fair value)	9,096	7,264	1,832	25.2
(B) Losses on:	(31,744)	(34,562)	2,818	(8.2)
Fair value hedging derivatives	(9,700)	(25,795)	16,095	(62.4)
Hedged financial assets (fair value)	(21,983)	(2,507)	(19,476)	—
Hedged financial liabilities (fair value)	(61)	(6,260)	6,199	(99.0)

Net Profit (Loss) from hedging (A-B)	(922)	(1,994)	1,072	(53.8)

Gains on disposal of financial assets available for sale and repurchase of financial liabilities amounted to EUR 3.2 mln, down compared to EUR 43.4 mln in September 2016, when the effects resulting from both the sale of securities classified as AFS (mainly government bonds) and the sale of the entire equity investment held in Visa Europe Ltd were recognised (EUR 5.7 mln), as was the disposal of the entire equity investment held in CartaSi S.p.A. (EUR 2.4 mln).

Net profit (loss) from financial assets and liabilities designated at fair value amounted to a negative EUR 1.1 mln (a negative EUR 1.7 mln in September 2016).

[1]	Items 70, 80, 90, 100 b), d) and 110 of the Income Statement

Net interest and other banking income totalled EUR 270.5 mln, down 39.1% with respect to September 2016.

With regard to net impairment losses on loans and other financial assets and transactions, net provisions were taken for a total amount of EUR 192.5 mln, as against EUR 378.8 mln for the same period in 2016. It should be noted that the accounts as at 30 September 2016 included the recognition of major value adjustments taken, amongst other aspects, to comply with guidance previously received from the Supervisory Authority.

More specifically, loan loss provisions totalled EUR 175.1 mln, accounting for 0.9% of total net loans, whereas the value adjustment for the securities classified under assets available for sale include the write-down of the stake held in the Atlante Fund (EUR 10.6 mln) and of the indirect shareholding held via the Italian voluntary deposit protection fund (FITD) (EUR 2.5 mln). Net impairment losses on signature loans are reflective of the write-down (EUR 7.4 mln) on the commitments made under the Italian voluntary Interbank Deposit Protection Fund (FITD) as part of the proposal for acquisition of Cassa di Risparmio di Cesena, Cassa di Risparmio di Rimini and Cassa di Risparmio di San Miniato by the Crédit Agricole Group (for further details see para. “FITD Voluntary Scheme” in the section “Key events in the nine-month period”).

NET LOSSES/RECOVERIES ON IMPAIRMENT OF LOANS AND OTHER FINANCIAL ITEMS

(EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Loans to banks	87	(125)	212	—
Loans to customers	174,984	382,615	(207,631)	(54.3)
Signature loans (other financial transactions)	3,819	(4,423)	8,242	—
Financial assets available for sale	13,658	716	12,942	—

Total net losses/recoveries on impairment of loans and other financial items	192,548	378,783	(186,235)	(49.2)

Net income from banking activities therefore stood at EUR 78 mln, an increase compared to the EUR 65.5 mln in September 2016.

Operating expenses stood at EUR 412.6 mln, with respect to EUR 404 mln as at September 2016 (+2,1%). More specifically:

-	personnel expenses amounted to EUR 225.7 mln, broadly in line with September 2016 (-0.1%) when the item benefited from EUR 22.3 mln worth of non-recurring positive effects from agreements on the Company Supplementary Pension Scheme and non-recurring negative effects from charges in connection with the new union agreement (EUR 3 mln); the figure as at 30 September 2017 was reflective of EUR 1.5 mln non-recurring revenues attributable to the trade union agreement of 26 April 2017 leading to the payout of a seniority bonus and the related fund ceasing to exist; net of these non-recurring items, personnel expenses were down 7.4%;

-	other administrative expenses totalled EUR 191.2 mln, down 7.6% and are inclusive of EUR 15.9 mln in contributions to the National Resolution Fund and Deposit Guarantee Scheme (EUR 18.3 mln as at September 2016), as well as EUR 10.4 mln worth of DTA charges (EUR 24.3 mln as at September 2016). Net of these components, the aggregate increased by 0.3%.

Net provisions for risks and charges amounted to EUR 22.7 mln, of which EUR 17.9 mln relating to risks associated to the Insurance Companies’ sales agreement (for more information, please see “Disposal of Insurance Companies – Guarantees and Commitments” in the “Accounting Policies” Section) and show a EUR 19.3 mln variation as compared to September 2016.

The remaining amount of EUR 4.8 mln mainly refers to provisions for clawback actions, claims and lawsuits (EUR 2.7 mln).

Net value adjustments to property and equipment and intangible assets amounted to EUR 27.8 mln, down 14.8% compared to September 2016.

OPERATING EXPENSES (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Personnel expenses	225,661	225,863	(202)	(0.1)
Other administrative expenses	191,185	206,963	(15,778)	(7.6)
- overhead expenses	123,722	120,377	3,345	2.8
- contribution to the National Resolution Fund and FITD	15,914	18,340	(2,426)	(13.2)
- indirect taxes (1)	41,131	43,969	(2,838)	(6.5)
- DTA charges	10,418	24,277	(13,859)	(57.1)
Net provisions for risks and charges	22,681	3,392	19,289	—
Value adjustments/write-backs:	27,787	32,632	(4,845)	(14.8)
- intangible assets	16,432	18,196	(1,764)	(9.7)
- property and equipment	11,355	14,436	(3,081)	(21.3)
Other operating expenses (income)	(54,756)	(64,807)	10,051	(15.5)

Total operating expenses	412,558	404,043	8,515	2.1

(1)	Taxes recovered from customers are posted to item 220 of the Income Statement “Other operating income (expenses)”.

Other net operating income stood at EUR 54.8 mln (EUR 64.8 mln in September 2016); the 15.5% gap is mainly attributable to the reduction in the items relating to the recovery of tax and credit facility application fees, which are partly offset by the corresponding cost item ‘indirect taxes’.

OTHER OPERATING INCOME/EXPENSE (EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Lease payments receivable	3,366	3,567	(201)	(5.6)
Third-party charges:	45,644	53,627	(7,983)	(14.9)
recovery of credit facility fees	11,001	16,437	(5,436)	(33.1)
recovery of taxes (1)	34,393	36,782	(2,389)	(6.5)
customer insurance premiums	250	408	(158)	(38.7)
Other income	11,577	13,888	(2,311)	(16.6)
Total other income	60,587	71,082	(10,495)	(14.8)
Routine maintenance expenses on investment property	(183)	(423)	240	(56.7)
Expenses for improvement of third parties’ assets	(233)	(276)	43	(15.6)
Other expenses	(5,415)	(5,576)	161	(2.9)
Total other expenses	(5,831)	(6,275)	444	(7.1)

Total net operating income	54,756	64,807	(10,051)	(15.5)

(1)	The item consists of taxes recovered from customers, whose cost is posted to sub-item 180 b) “Other administrative expenses” in the income statement.

In light of the considerations above and having regard to gains on both equity investments and disposal of investments for an aggregate amount of EUR 5.8 mln, the Group’s profit (loss) before tax from continuing operations was a negative EUR 328.8 mln as against a negative EUR 351.9 mln in September 2016.

Tax recovery totalled EUR 95.5 mln, lower than in September 2016 when it totalled EUR 105.2 mln.

Profit from disposal of assets held for sale amounted to EUR 18.9 mln.

PROFIT (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS

(EUR/000)

			Change
	9M2017	9M2016	Absolute	%
Profit from discontinued operations	18,901	19,731	(830)	(4.2)

-1. Income	33,813	34,016	(203)	(0.6)
-2. Expenses	(8,768)	(8,646)	(122)	1.4
-5. Taxes and duties	(6,144)	(5,639)	(505)	9.0

Net of the non-controlling interests’ share of loss for the period, the Parent Company’s share of profit (loss) for the period amounted to a negative EUR 210.4 mln, as compared to a EUR 224 mln loss in September 2016.

Including the income components directly booked to equity, the Parent Company’s share of total comprehensive income was a negative EUR 200.5 mln.

FUNDING, LENDING AND BALANCE SHEET AGGREGATES

It should be noted that, on the back of the application of IFRS 5 –as described in the Accounting Policies of the Explanatory Notes–, the balance sheet amounts of Creditis and the Milan Head Office building as at 30 September 2017 are posted under the specific items “Non-current assets held for sale and discontinued operations” and “Liabilities associated to non-current assets held for sale and discontinued operations”. Although IFRS 5 does not call for the restatement of comparative balance-sheet data as at 31 December 2016, some restated comparative figures were provided, as necessary, in addition to the historical figures reported in the 2016 Financial Statements and related Report on Operations for the sole purpose of a like-for-like comparison.

ASSETS (EUR/000)

		Situation as at			Change
		30/09/2017	31/12/2016 restated (*)	31/12/2016	absolute	%
10 .	CASH AND CASH EQUIVALENTS	277,873	297,410	297,412	(19,539)	(6.6)
20 .	FINANCIAL ASSETS HELD FOR TRADING	9,383	7,683	7,683	1,700	22.1
40 .	FINANCIAL ASSETS AVAILABLE FOR SALE	2,078,308	2,319,613	2,319,613	(241,305)	(10.4)
60 .	LOANS TO BANKS	2,657,408	1,892,014	1,958,763	698,645	35.7
70 .	LOANS TO CUSTOMERS	16,674,630	17,721,321	18,246,327	(1,571,697)	(8.6)
80 .	HEDGING DERIVATIVES	48,317	39,233	39,233	9,084	23.2
100 .	EQUITY INVESTMENTS	97,131	94,235	94,235	2,896	3.1
120 .	PROPERTY AND EQUIPMENT	741,714	739,040	761,274	(19,560)	(2.6)
130 .	INTANGIBLE ASSETS	46,702	55,468	56,654	(9,952)	(17.6)
140 .	TAX ASSETS	1,967,948	2,059,319	2,063,984	(96,036)	(4.7)
	a) current	894,963	985,089	985,651	(90,688)	(9.2)
	b) deferred	1,072,985	1,074,230	1,078,333	(5,348)	(0.5)
	- of which under Law no. 214/2011	527,498	613,780	617,758	(90,260)	(14.6)
150 .	NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	632,536	620,883	—	632,536	—
160 .	OTHER ASSETS	302,341	264,785	265,826	36,515	13.7

	TOTAL ASSETS	25,534,291	26,111,004	26,111,004	(576,713)	(2.2)

LIABILITIES AND SHAREHOLDERS’ EQUITY (EUR/000)

		31/12/2016			Change
		30/09/2017	restated (*)	31/12/2016	absolute	%
10 .	DUE TO BANKS	4,201,790	3,468,322	3,468,322	733,468	21.1
20 .	DUE TO CUSTOMERS	13,887,071	13,710,208	13,710,208	176,863	1.3
30 .	SECURITIES ISSUED	4,002,056	5,218,774	5,443,294	(1,441,238)	(26.5)
40 .	FINANCIAL LIABILITIES HELD FOR TRADING	1,296	2,064	2,064	(768)	(37.2)
50 .	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	374,241	459,198	459,198	(84,957)	(18.5)
60 .	HEDGING DERIVATIVES	227,304	259,037	259,037	(31,733)	(12.3)
80 .	TAX LIABILITIES	52,193	20,410	20,464	31,729	—
	(a) current	38,619	5,864	5,918	32,701	—
	(b) deferred	13,574	14,546	14,546	(972)	(6.7)
90 .	LIABILITIES ASSOCIATED WITH GROUPS OF ASSETS HELD FOR SALE	240,848	228,986	—	240,848	—
100 .	OTHER LIABILITIES	432,459	434,119	438,198	(5,739)	(1.3)
110 .	EMPLOYEE TERMINATION INDEMNITIES	61,148	65,769	65,769	(4,621)	(7.0)
120 .	ALLOWANCES FOR RISKS AND CHARGES:	120,089	105,838	106,171	13,918	13.1
	a) post-employment benefits	34,338	37,179	37,179	(2,841)	(7.6)
	b) other allowances	85,751	68,659	68,992	16,759	24.3
140 .	VALUATION RESERVES	(148,189)	(158,100)	(158,100)	9,911	(6.3)
170 .	RESERVES	(684,475)	(392,732)	(392,732)	(291,743)	74.3
180 .	SHARE PREMIUM RESERVE	175,954	175,954	175,954	—	—
190 .	SHARE CAPITAL	2,791,422	2,791,422	2,791,422	—	—
200 .	TREASURY SHARES (-)	(15,572)	(15,572)	(15,572)	—	—
210 .	NON-CONTROLLING INTERESTS (+/-)	25,072	29,044	29,044	(3,972)	(13.7)
220 .	NET PROFIT (LOSS) FOR THE PERIOD (+/-)	(210,416)	(291,737)	(291,737)	81,321	(27.9)

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	25,534,291	26,111,004	26,111,004	(576,713)	(2.2)

*	Data restated to take account of changes made to groups of assets held for sale.

Analytical details of balance sheet restatements as at 31 December 2016 are provided in the following tables.

ASSETS (EUR/000)

		Situation as at
		31/12/2016		31/12/2016
		Published	Restatements	Restated
10 .	CASH AND CASH EQUIVALENTS	297,412	(2)	297,410
20 .	FINANCIAL ASSETS HELD FOR TRADING	7,683	—	7,683
40 .	FINANCIAL ASSETS AVAILABLE FOR SALE	2,319,613	—	2,319,613
60 .	LOANS TO BANKS	1,958,763	(66,749)	1,892,014
70 .	LOANS TO CUSTOMERS	18,246,327	(525,006)	17,721,321
80 .	HEDGING DERIVATIVES	39,233	—	39,233
100 .	EQUITY INVESTMENTS	94,235	—	94,235
120 .	PROPERTY AND EQUIPMENT	761,274	(22,234)	739,040
130 .	INTANGIBLE ASSETS	56,654	(1,186)	55,468
140 .	TAX ASSETS	2,063,984	(4,665)	2,059,319
	a) current	985,651	(562)	985,089
	b) deferred	1,078,333	(4,103)	1,074,230
	- of which under Law no. 214/2011	617,758	(3,978)	613,780
150 .	NON-CURRENT ASSETS AND DISPOSAL GROUPS HELD FOR SALE	—	620,883	620,883
160 .	OTHER ASSETS	265,826	(1,041)	264,785

	TOTAL ASSETS	26,111,004	—	26,111,004

LIABILITIES AND SHAREHOLDERS’ EQUITY (EUR/000)

		31/12/2016		31/12/2016
		Published	Restatements	Restated
10 .	DUE TO BANKS	3,468,322	—	3,468,322
20 .	DUE TO CUSTOMERS	13,710,208	—	13,710,208
30 .	SECURITIES ISSUED	5,443,294	(224,520)	5,218,774
40 .	FINANCIAL LIABILITIES HELD FOR TRADING	2,064	—	2,064
50 .	FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	459,198	—	459,198
60 .	HEDGING DERIVATIVES	259,037	—	259,037
80 .	TAX LIABILITIES	20,464	(54)	20,410
	(a) current	5,918	(54)	5,864
	(b) deferred	14,546	—	14,546
90 .	LIABILITIES ASSOCIATED WITH GROUPS OF ASSETS HELD FOR SALE	—	228,986	228,986
100 .	OTHER LIABILITIES	438,198	(4,079)	434,119
110 .	EMPLOYEE TERMINATION INDEMNITIES	65,769	—	65,769
120 .	ALLOWANCES FOR RISKS AND CHARGES:	106,171	(333)	105,838
	a) post-employment benefits	37,179	—	37,179
	b) other allowances	68,992	(333)	68,659
140 .	VALUATION RESERVES	(158,100)	—	(158,100)
170 .	RESERVES	(392,732)	—	(392,732)
180 .	SHARE PREMIUM RESERVE	175,954	—	175,954
190 .	SHARE CAPITAL	2,791,422	—	2,791,422
200 .	TREASURY SHARES (-)	(15,572)	—	(15,572)
210 .	NON-CONTROLLING INTERESTS (+/-)	29,044	—	29,044
220 .	NET PROFIT (LOSS) FOR THE PERIOD (+/-)	(291,737)	—	(291,737)

	TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	26,111,004	—	26,111,004

Overall funding from customers –direct and indirect deposits– totalled EUR 39,544.7 mln as at 30 September 2017 (down 3.3% as compared to December 2016), primarily on the back of trends in direct funding, which was affected by three senior bond series coming to maturity during the year for an overall amount of approximately EUR 900 mln and repurchase agreements being reduced to zero.

Direct deposits amounted to EUR 18,263.4 mln, whilst indirect deposits totalled EUR 21,281.4 mln. The latter accounted for 53.8% of overall funding from customers, with 53.7% consisting in Assets under Management and 46.3% in Assets under Custody.

OVERALL FUNDING (EUR/000)

	Situation as at			Change
		31/12/2016
	30/09/2017	restated (*)	31/12/2016	absolute	%
Total (A+B)	39,544,718	40,876,054	41,100,574	(1,331,336)	(3.3)

Direct deposits (A) (1)	18,263,368	19,388,180	19,612,700	(1,124,812)	(5.8)
% share of total	46.2%	47.4%	47.7%
Indirect deposits (B)	21,281,350	21,487,874	21,487,874	(206,524)	(1.0)
% share of total	53.8%	52.6%	52.3%
- Assets under Management	11,429,267	10,864,170	10,864,170	565,097	5.2
% share of total	28.9%	26.6%	26.4%
% share of Indirect deposits	53.7%	50.6%	50.6%
- Assets under Custody	9,852,083	10,623,704	10,623,704	(771,621)	(7.3)
% share of total	24.9%	26.0%	25.8%
% share of Indirect deposits	46.3%	49.4%	49.4%

(1)	Items 20, 30 and 50 of Balance Sheet liabilities.
(*)	Data restated to take account of changes made to groups of assets held for sale.

Overall funding, including direct funding and deposits from banks, amounted to EUR 22,465.2 mln, down 1.7%.

Direct funding was down 5.8% and amounted to EUR 18,263.4 mln, with the decrease being registered mainly in the mid-to-long term component (-17.1%), whereas the short-term component remained broadly stable (-0.4%).

Amounts due to customers, totalling EUR 13,887.1 mln, were up 1.3%, mainly on the back of the positive trend in current accounts and demand deposits (EUR 12,171.9 mln; +2.8%) and term deposits (EUR 1,551.2 mln; +15.4%) which more than offset the reduction of repurchase agreements to zero (EUR 351.2 mln in December 2016).

Debt securities in issue, almost entirely consisting in bonds to customers, amounted to EUR 4,002.1 mln (-23.3% compared to December 2016), mainly as a result of three senior bond series coming to maturity during 2017 for an overall amount of approximately EUR 900 mln. Debt securities in issue include subordinated securities for a nominal amount of EUR 645 mln (net of securities relating to securitisation transactions) and a book value of EUR 659.1 mln.

More specifically, direct retail funding, for a total amount of EUR 15,608.1 mln, was essentially stable in the nine-month period (-0.7%), whereas institutional funding (EUR 2,655.3 mln) was down 27.7%.

With regard to the average term to maturity, short-term funding totalled EUR 13,068.2 mln (EUR 13,124.2 mln as at December 2016), accounting for 71.6% of total funding (67.7% as at December 2016), whilst medium-to-long term funding totalled EUR 5,195.1 mln (EUR 6,263.9 mln as at December 2016), accounting for 28.4% of total funding (32.3% as at December 2016).

Amounts due to banks stood at EUR 4,201.8 mln, as against EUR 3,468.3 mln as at December 2016.

FUNDING (EUR/000)

	Situation as at			Change
	30/09/2017	31/12/2016 restated (*)	31/12/2016	absolute	%
Total (A+B)	22,465,158	22,856,502	23,081,022	(391,344)	(1.7)

Direct deposits (A)	18,263,368	19,388,180	19,612,700	(1,124,812)	(5.8)
Due to customers	13,887,071	13,710,208	13,710,208	176,863	1.3
current accounts and demand deposits	12,171,891	11,841,106	11,841,106	330,785	2.8
repurchase agreements	—	351,226	351,226	(351,226)	(100.0)
term deposits	1,551,197	1,344,401	1,344,401	206,796	15.4
loans	4,475	5,085	5,085	(610)	(12.0)
other payables	159,508	168,390	168,390	(8,882)	(5.3)
Securities issued	4,002,056	5,218,774	5,443,294	(1,216,718)	(23.3)
bonds	4,000,809	5,215,698	5,440,218	(1,214,889)	(23.3)
other securities	1,247	3,076	3,076	(1,829)	(59.5)
Liabilities designated at fair value through profit or loss	374,241	459,198	459,198	(84,957)	(18.5)
bonds	374,241	459,198	459,198	(84,957)	(18.5)
short-term	13,068,242	13,124,239	13,124,239	(55,997)	(0.4)
% share of total	71.6	67.7	66.9
medium-long term	5,195,126	6,263,941	6,488,461	(1,068,815)	(17.1)
% share of total	28.4	32.3	33.1

Due to banks (B)	4,201,790	3,468,322	3,468,322	733,468	21.1
Due to central banks	3,500,000	3,000,000	3,000,000	500,000	16.7
Current accounts and demand deposits	89,274	28,998	28,998	60,276	—
Term deposits	205,009	—	—	205,009	—
Loans	377,039	422,728	422,728	(45,689)	(10.8)
Other payables	30,468	16,596	16,596	13,872	83.6

(*)	Data restated to take account of changes made to groups of assets held for sale.

Regional data highlights Liguria’s prevailing share [of direct funding] with 51.3% of total. Tuscany is the second-ranking region with a share of 12.1%, followed by Lombardy (10.8%). Veneto’s share of total is 6.7% and Lazio’s 5.1%. The other regions hold shares of or less than 5%.

69.6% of amounts due to customers were from households and amounted to EUR 9,664.8 mln; non-financial companies and personal businesses (EUR 2,627.1mln) accounted for 18.9%. Financial and insurance companies contributed EUR 422.4 mln worth of deposits (3% of total), private social institutions EUR 869.4 mln (6.3% of total) and public administrations EUR 303.5 mln (2.2% of total).

DIRECT DEPOSITS - BREAKDOWN BY BUSINESS SEGMENT (EUR/000)

	Situation as at
	30/09/2017		31/12/2016
		%		%
Public Administration	303,462	2.2%	255,816	1.9%
Financial and insurance businesses	422,374	3.0%	331,600	2.5%
Non-financial businesses and personal businesses	2,627,095	18.9%	2,317,829	17.4%
Private social institutions and non-classified entities	869,381	6.3%	747,481	5.6%
Households	9,664,759	69.6%	9,706,257	72.7%
Total by business segment	13,887,071	100.0%	13,358,982	100.0%
Repurchase agreements	—		351,226
Total loans to customers	13,887,071		13,710,208
Securities issued	4,002,056		5,218,774
Liabilities designated at fair value	374,241		459,198

Total direct deposits	18,263,368		19,388,180

Indirect deposits, amounting to EUR 21,281.4 mln, were down 1% in the nine-month period, following the decrease in Assets under Custody, which was not sufficiently offset by the growth in Assets under Management.

Assets under Management totalled EUR 11,429.3 mln, up 5.2% during the nine-month period, especially as a result of the trend in mutual funds and open-ended collective investment schemes (SICAV), which increased by 6.5% to EUR 5,102.2 mln.

Assets under Custody amounted to EUR 9,852.1 mln, down 7.3% in the nine-month period; a decrease was registered in government bonds (-6.5% to EUR 2,773.8 mln); bonds totalled EUR 771.6 mln (-12.2%), while shares amounted to EUR 963.5 mln (+6.7%). The item “Other”, primarily attributable to assets pertaining to Amissima Assicurazioni, stood at EUR 5,343.3 mln, down 9.1%.

INDIRECT DEPOSITS (EUR/000)

	Situation as at		Change
	30/09/2017	31/12/2016	absolute	%
Total (A+B)	21,281,350	21,487,874	(206,524)	(1.0)

Assets under Management (A)	11,429,267	10,864,170	565,097	5.2
Mutual funds and open-end collective investment schemes	5,102,220	4,790,105	312,115	6.5
Portfolio management	501,474	519,926	(18,452)	(3.5)
Bancassurance products	5,825,573	5,554,139	271,434	4.9
Assets under Custody (B)	9,852,083	10,623,704	(771,621)	(7.3)
Government bonds	2,773,751	2,965,943	(192,192)	(6.5)
Bonds	771,592	879,201	(107,609)	(12.2)
Shares	963,467	902,994	60,473	6.7
Other	5,343,273	5,875,566	(532,293)	(9.1)

As far as indirect deposits are concerned, the Liguria region contributed the highest share, i.e. 61.2% of total, followed by Lombardy (15.9%) and Tuscany (7.3%). The remaining regions contributed less than 5% each.

In terms of breakdown by segment, the two main customer segments -households and financial and insurance companies- respectively contributed 67.7% and 26.9% of the total; the share contributed by non-financial businesses and personal businesses was 3.5%.

INDIRECT DEPOSITS - BREAKDOWN BY BUSINESS SEGMENT (EUR/000)

	Situation as at
	30/09/2017		31/12/2016
		%		%
Public Administration	188,565	0.9%	170,903	0.8%
Financial and insurance businesses	5,723,573	26.9%	6,342,222	29.5%
Non-financial businesses and personal businesses	751,269	3.5%	772,662	3.6%
Private social institutions and non-classified entities	212,299	1.0%	212,260	1.0%
Households	14,405,644	67.7%	13,989,829	65.1%

Total indirect deposits	21,281,350	100.0%	21,487,874	100.0%

Net loans to customers (item 70 of the Balance Sheet) totalled EUR 16,674.6 mln (-5.9% in the nine-month period).

LOANS TO CUSTOMERS (EUR/000)

	Situation as at			Change
	30/09/2017	31/12/2016 restated (*)	31/12/2016	absolute	%
Current accounts	1,728,881	1,917,793	1,917,793	(188,912)	(9.9)
Mortgage loans	11,888,661	12,832,661	12,832,661	(944,000)	(7.4)
Credit cards, personal loans and fifth of salary-backed loans	73,035	73,469	598,325	(434)	(0.6)
Leasing	619,395	660,122	660,122	(40,727)	(6.2)
Factoring	81,835	96,545	96,545	(14,710)	(15.2)
Other loans	2,014,740	2,140,227	2,140,377	(125,487)	(5.9)
Debt securities	268,083	504	504	267,579	—

Total	16,674,630	17,721,321	18,246,327	(1,046,691)	(5.9)

*	Data restated to take account of changes made to groups of assets held for sale.

Gross of value adjustments and net of debt securities classified as L&R, loans to customers totalled EUR 19,365.4 mln, and were down 8.5%.

Excluding the institutional component, gross loans to retail customers amounted to EUR 18,801.1 mln and fell by 8.6%. As part of this aggregate, a decrease was registered in loans to businesses (-7% to EUR 9,617.3 mln) and a less marked drop was observed in loans to households (-3% to EUR 5,834.9 mln). The short-term component, accounting for 12.7% of total, amounted to EUR 2,457.3 mln, down 6.4%; the medium-long term component amounted to EUR 13,936.3 mln (-6%). Bad loans were down 19.8% to EUR 2,971.8, mainly driven by the foregoing disposal of bad loans.

Loans to banks, net of debt securities classified as L&R and gross of value adjustments for an amount of EUR 8.2 mln, totalled EUR 2,665.6 mln, up from EUR 1,894.5 mln at the beginning of the year; 88.1% of this aggregate is accounted for by short-term loans.

The net interbank position (difference between loans to and amounts due to banks, net of securities reclassified as L&R) showed a debt exposure of EUR 1,544.4 mln, as compared to EUR 1,581.6 mln in December 2016.

LOANS (1) (EUR/000)

	Situation as at			Change
	30/09/2017	31/12/2016 restated (*)	31/12/2016	absolute	%
Total (A+B)	19,063,955	19,607,512	20,199,267	(543,557)	(2.8)
Loans to customers (A)	16,406,547	17,720,817	18,245,823	(1,314,270)	(7.4)
-Gross exposure (2)	19,365,362	21,161,797	21,713,025	(1,796,435)	(8.5)
current accounts	1,340,856	1,537,423	1,537,573	(196,567)	(12.8)
mortgage loans	9,307,371	9,728,799	9,728,799	(421,428)	(4.3)
credit cards, personal loans and fifth of salary-backed loans	71,656	72,013	599,231	(357)	(0.5)
leasing	488,815	522,942	522,942	(34,127)	(6.5)
factoring	53,448	62,194	62,194	(8,746)	(14.1)
other loans	1,797,703	1,929,390	1,929,390	(131,687)	(6.8)
non-performing assets	6,305,513	7,309,036	7,332,896	(1,003,523)	(13.7)
-short term	2,457,316	2,624,109	2,639,712	(166,793)	(6.4)
% share of nominal value	12.7	12.4	12.2
-medium/long term	13,936,289	14,833,015	15,347,705	(896,726)	(6.0)
% share of nominal value	72.0	70.1	70.7
-Bad loans	2,971,757	3,704,673	3,725,608	(732,916)	(19.8)
% share of nominal value	15.3	17.5	17.2
-Value adjustments (-)	2,958,815	3,440,980	3,467,202	(482,165)	(14.0)

Loans to banks (B)	2,657,408	1,886,695	1,953,444	770,713	40.8
-Gross exposure (2)	2,665,565	1,894,508	1,961,257	771,057	40.7
compulsory reserves	1,809,982	1,279,031	1,279,031	530,951	41.5
current accounts and demand deposits	15,398	34,270	75,219	(18,872)	(55.1)
term deposits	2,130	—	25,800	2,130	—
repurchase agreements	104,650	—	—	104,650	—
loans	715,378	562,489	562,489	152,889	27.2
non-performing assets	18,027	18,718	18,718	(691)	(3.7)
-short term	2,347,203	1,573,645	1,614,594	773,558	49.2
% share of nominal value	88.1	83.1	82.3
-medium/long term	300,335	302,145	327,945	(1,810)	(0.6)
% share of nominal value	11.3	15.9	16.7
- Bad loans	18,027	18,718	18,718	(691)	(3.7)
% share of nominal value	0.7	1.0	1.0
-Value adjustments (-)	8,157	7,813	7,813	344	4.4

(1)	Net of debt securities classified as L&R, amounting to EUR 268,083 thousand (loans to customers) as at 30/09/2017 and EUR 504 thousand (loans to customers) and EUR 5,319 thousand (loans to banks) at 31/12/2016.
(2)	Before value adjustments.
*	Data restated to take account of changes made to groups of assets held for sale.

In terms of a geographical breakdown, Liguria accounts for 50.2% of loans to customers. Tuscany is the second-ranking region, with a share of 10.3%; Lombardy ranks third with a share of 9.9%.

In terms of a breakdown by segment, non-financial companies and personal businesses accounted for 58.2% of loans to customers, for a total of EUR 11,270.1 mln; the households’ share of total (30%) is mostly comprised of mortgages for the purchase of homes. The public administrations’ share of total was 7.8%, while financial and insurance companies accounted for 3.6% of total.

GROSS LOANS TO CUSTOMERS (1) - BREAKDOWN BY BUSINESS SEGMENT(EUR/000)

	Situation as at
	30/09/2017		31/12/2016
		%		%
Public Administration	1,512,819	7.8%	1,701,479	7.8%
Financial and insurance businesses	705,015	3.6%	742,226	3.4%
Non-financial businesses and personal businesses	11,270,083	58.2%	12,874,740	59.3%
Construction	2,602,995	13.4%	3,006,628	13.8%
Real Estate	1,822,321	9.4%	2,228,359	10.3%
Wholesale and retail trade; repair of motorvehicles and motorcycles	1,815,389	9.4%	2,022,334	9.3%
Manufacturing	1,764,913	9.1%	1,910,299	8.8%
Transportation and storage	1,164,572	6.0%	1,305,741	6.0%
Other	2,099,893	10.8%	2,401,378	11.1%
Private social institutions and non-classified entities	74,695	0.4%	107,779	0.5%
Households	5,802,750	30.0%	6,286,800	29.0%
Total by business segment	19,365,362	100.0%	21,713,025	100.0%
Repurchase agreements with financial institutions	—		—

Total loans to customers	19,365,362		21,713,025

(1)	Gross of value adjustments and net of debt securities classified as L&R.

Gross non-performing on-balance-sheet and signature loans to customers amounted to EUR 6,386.6 mln, down 13.9% compared to the levels as at December 2016. Approximately EUR 940 mln of such variation is accounted for by the foregoing bad loan disposal carried out during the period.

In particular, gross bad loans to customers totalled EUR 2,971.8 mln, down 19.8% (mainly as a result of the aforesaid disposal) and account for 15.3% of the aggregate.

Gross unlikely-to-pay exposures, consisting entirely in loans to customers, totalled EUR 3,186 mln and were down 8.6%.

Past due loans, also consisting entirely in loans to customers, totalled EUR 147.7 mln, up from EUR 118.6 mln as at December 2016.

Coverage of non-performing on-balance-sheet loans to banks and customers was 45.6%, up on end-2016 levels (45.3%); in particular, the coverage for bad loans, unlikely-to-pay and past due exposures respectively stood at 65.6%, 28.3% and 12.8%.

Non-performing signature loans amounted to EUR 81 mln, down 25.4% compared to December 2016, and were 21.1% written down.

As a whole, value adjustments on loans to customers (including performing exposures) amounted to EUR 2,986.9 mln, of which EUR 2,958.8 mln for on-balance-sheet loans and EUR 28.1 mln for signature loans.

CREDIT QUALITY (1) (EUR/000)

	30/09/2017				31/12/2016 restated *				31/12/2016
	Gross exposure (a)	Value adjustments (b)	Net exposure (a)-(b)	% (b) / (a)	Gross (a)	Value (b)	Net exposure (a)-(b)	% (b) / (a)	Gross (a)	Value (b)	Net exposure (a)-(b)	% (b) / (a)
On-balance-sheet loans
Non-performing loans
Bad loans	2,989,784	1,962,253	1,027,531	65.6	3,723,391	2,337,546	1,385,845	62.8	3,744,326	2,356,288	1,388,038	62.9
- banks	18,027	8,157	9,870	45.2	18,718	7,813	10,905	41.7	18,718	7,813	10,905	41.7
- customers	2,971,757	1,954,096	1,017,661	65.8	3,704,673	2,329,733	1,374,940	62.9	3,725,608	2,348,475	1,377,133	63.0
Unlikely-to-pay	3,186,027	902,304	2,283,723	28.3	3,485,770	961,893	2,523,877	27.6	3,486,957	962,545	2,524,412	27.6
- customers	3,186,027	902,304	2,283,723	28.3	3,485,770	961,893	2,523,877	27.6	3,486,957	962,545	2,524,412	27.6
Past due	147,729	18,954	128,775	12.8	118,593	18,689	99,904	15.8	120,331	19,666	100,665	16.3
- customers	147,729	18,954	128,775	12.8	118,593	18,689	99,904	15.8	120,331	19,666	100,665	16.3
Total non-performing loans	6,323,540	2,883,511	3,440,029	45.6	7,327,754	3,318,128	4,009,626	45.3	7,351,614	3,338,499	4,013,115	45.4
- banks	18,027	8,157	9,870	45.2	18,718	7,813	10,905	41.7	18,718	7,813	10,905	41.7
- customers	6,305,513	2,875,354	3,430,159	45.6	7,309,036	3,310,315	3,998,721	45.3	7,332,896	3,330,686	4,002,210	45.4
- of which Forborne	1,836,061	594,409	1,241,652	32.4	1,777,648	557,041	1,220,607	31.3	1,777,648	557,041	1,220,607	31.3
Performing loans
- banks	2,647,538	—	2,647,538	—	1,875,790	—	1,875,790	—	1,942,539	—	1,942,539	—
- customers	13,059,849	83,461	12,976,388	0.6	13,852,761	130,665	13,722,096	0.9	14,380,129	136,516	14,243,613	0.9
Total performing loans	15,707,387	83,461	15,623,926	0.5	15,728,551	130,665	15,597,886	0.8	16,322,668	136,516	16,186,152	0.8
- of which Forborne	599,902	12,847	587,055	2.1	666,530	40,331	626,199	6.1	666,530	40,331	626,199	6.1

Total on-balance-sheet loans	22,030,927	2,966,972	19,063,955	13.5	23,056,305	3,448,793	19,607,512	15.0	23,674,282	3,475,015	20,199,267	14.7
- banks	2,665,565	8,157	2,657,408	0.3	1,894,508	7,813	1,886,695	0.4	1,961,257	7,813	1,953,444	0.4
- customers	19,365,362	2,958,815	16,406,547	15.3	21,161,797	3,440,980	17,720,817	16.3	21,713,025	3,467,202	18,245,823	16.0

Signature loans
Non-performing	81,043	17,113	63,930	21.1	108,683	21,397	87,286	19.7	108,683	21,397	87,286	19.7
- customers	81,043	17,113	63,930	21.1	108,683	21,397	87,286	19.7	108,683	21,397	87,286	19.7
Other loans	547,516	10,950	536,566	2.0	616,977	10,295	606,682	1.7	616,977	10,295	606,682	1.7
- banks	307	—	307	—	558	—	558	—	558	—	558	—
- customers	547,209	10,950	536,259	2.0	616,419	10,295	606,124	1.7	616,419	10,295	606,124	1.7

Total signature loans	628,559	28,063	600,496	4.5	725,660	31,692	693,968	4.4	725,660	31,692	693,968	4.4
- banks	307	—	307	—	558	—	558	—	558	—	558	—
- customers	628,252	28,063	600,189	4.5	725,102	31,692	693,410	4.4	725,102	31,692	693,410	4.4

Total	22,659,486	2,995,035	19,664,451	13.2	23,781,965	3,480,485	20,301,480	14.6	24,399,942	3,506,707	20,893,235	14.4
- banks	2,665,872	8,157	2,657,715	0.3	1,895,066	7,813	1,887,253	0.4	1,961,815	7,813	1,954,002	0.4
- customers	19,993,614	2,986,878	17,006,736	14.9	21,886,899	3,472,672	18,414,227	15.9	22,438,127	3,498,894	18,939,233	15.6

(1)	Net of debt securities classified as L&R, amounting to EUR 268,083 thousand (loans to customers) as at 30/09/2017 and EUR 504 thousand (loans to customers) and EUR 5,319 thousand (loans to banks) at 31/12/2016.
*	Data restated to take account of changes made to groups of assets held for sale.

A geographic breakdown of bad loans shows that Liguria has the largest share of total (41.8%), followed by Lombardy (15.8%) and Tuscany (10.3%).

The breakdown by business segment shows a total amount of bad loans for non-financial companies and personal businesses of EUR 2,428.4 mln (81.7%). The highest share of bad loans is in the “Construction” segment (EUR 887.9 mln, 29.9%), followed by “Real Estate” (EUR 405.8 mln, 13.7%).

The “Households” segment ranks second in volume and accounts for 16.8% of the total.

BAD LOANS TO CUSTOMERS (1) - BREAKDOWN BY BUSINESS SEGMENT (EUR/000)

	Situation as at
	30/09/2017		31/12/2016
		%		%
Public Administration	3,607	0.1%	3,011	0.1%
Financial and insurance businesses	35,360	1.2%	43,639	1.2%
Non-financial businesses and personal businesses	2,428,351	81.7%	3,018,529	81.0%
Construction	887,880	29.9%	1,020,267	27.4%
Real Estate	405,800	13.7%	583,458	15.7%
Manufacturing	396,265	13.3%	506,986	13.6%
Wholesale and retail trade; repair of motorvehicles and motorcycles	330,561	11.1%	419,008	11.2%
Accommodation and food services	93,772	3.2%	104,468	2.8%
Other	314,073	10.6%	384,342	10.3%
Private social institutions and non-classified entities	4,550	0.2%	5,152	0.1%
Households	499,889	16.8%	655,277	17.6%

Total bad loans	2,971,757	100.0%	3,725,608	100.0%

(1)	Gross of value adjustments and net of debt securities classified as L&R.

The gross bad loans/total loans ratio is 15.3%. For non-financial companies and personal businesses the ratio is higher than Group average and stands at 21.5%.

BAD LOANS/TOTAL LOANS (1) - BREAKDOWN BY BUSINESS SEGMENT (percentage values)

	Situation as at
	30/09/2017	31/12/2016
Public Administration	0.2%	0.2%
Financial institutions	5.0%	5.9%
Non-financial businesses and personal businesses	21.5%	23.4%
- of which (2):
Construction	34.1%	33.9%
Real Estate	22.3%	26.2%
Wholesale and retail trade; repair of motorvehicles and motorcycles	18.2%	20.7%
Manufacturing	22.5%	26.5%
Transportation and storage	6.4%	7.1%
Private social institutions and non-classified entities	6.1%	4.8%
Households	8.6%	10.4%

Total	15.3%	17.2%

(1)	Gross of value adjustments and net of debt securities classified as L&R.
(2)	Main business segments in terms of overall credit exposure.

Securities in the portfolio amounted to EUR 2,351.1 mln, slightly up from December 2016 (+1.1%); however, the decrease in available-for-sale securities (-EUR 241.3 mln compared to December 2016) was more than offset by the increase in securities classified as Loans and Receivables (+EUR 262.3 mln compared to December 2016). The aggregate includes Balance Sheet items 20 (net of derivatives), 40, 60 (only the part relating to securities classified as L&R) and 70 (only the part relating to securities classified as L&R). As shown in the table below, debt securities (EUR 2,017.2 mln) make up 85.8% of the portfolio (although consisting mainly of government securities, this item also includes securities issued by securitisation vehicles). Equities amount to EUR 322.4 mln and include the 4.03% equity investment in the Bank of Italy, amounting to EUR 302.4 mln, unchanged as compared to the prior period. Units in UCITS (Undertakings for Collective Investment in Transferable Securities) totalled EUR 11.5 mln.

Net of the stake in the Bank of Italy, Italian Government bonds account for 83.2% of the total with a financial duration of 3 years.

As regards the breakdown under the international accounting standards (IAS/IFRS), securities Available For Sale (AFS) totalled EUR 2,078.3 mln. Accounting for 88.4% of the portfolio, they include approximately EUR 45 mln worth of securities coming from the conversion of non-performing loans; securities Held For Trading (HFT) totalled EUR 4.8 mln; securities classified as Loans and Receivables (L&R) amounted to EUR 268.1 mln. The significant increase in this item is due to the recognition in the transferors’ balance sheet assets of EUR 267.6 mln in Senior instruments issued as part of the securitisation of a bad loan portfolio following the derecognition of the portfolio in the third quarter of 2017 (for further details please refer to the paragraph “Securitisations completed by the Banca Carige Group” in the “Accounting Policies” section).

SECURITIES PORTFOLIO (EUR/000)

	Situation as at			Change
		31/12/2016
	30/09/2017	restated (*)	31/12/2016	absolute	%
Debt securities	2,017,226	1,975,251	1,975,251	41,975	2.1
Held for trading	4,757	1,246	1,246	3,511	—
Available for sale	1,744,386	1,968,182	1,968,182	(223,796)	(11.4)
Loans and Receivables	268,083	5,823	5,823	262,260	—

Equity instruments	322,375	327,532	327,532	(5,157)	(1.6)
Available for sale	322,375	327,532	327,532	(5,157)	(1.6)

Units in UCITS	11,547	23,899	23,899	(12,352)	(51.7)
Available for sale	11,547	23,899	23,899	(12,352)	(51.7)

Total (1)	2,351,148	2,326,682	2,326,682	24,466	1.1

of which:
Held for trading	4,757	1,246	1,246	3,511	—
Available for sale	2,078,308	2,319,613	2,319,613	(241,305)	(10.4)
Loans and Receivables	268,083	5,823	5,823	262,260	—

(1)	Balance sheet items 20 (net of derivatives totalling EUR 4,626 thousand; EUR 6,437 thousand as at 31/12/2016), 40, 60 (only for L&Rs) and 70 (only for L&Rs) are included in the aggregate.
*	Data restated to take account of changes made to groups of assets held for sale.

The value of trading derivative contracts stood at EUR 4.6 mln (assets) and EUR 1.3 mln (liabilities), both of which on a downturn as compared to data as at 31 December 2016 (respectively EUR 6.4 mln and EUR 2.1 mln).

The value of hedging derivatives (assets) amounted to EUR 48.3 mln (EUR 39.2 mln in December 2016) and hedging derivatives (liabilities) totalled EUR 227.3 mln (EUR 259 mln in December 2016).

The exposure to financial instruments that the market considers as ‘high-risk’ according to the definition in the Recommendation issued by the Financial Stability Forum on 7 April 2008, as later confirmed by joint document no. 2 issued by the Bank of Italy / CONSOB / ISVAP on 6 February 2009, amounted to EUR 4 thousand.

The exposure relates to securities arising from leveraged finance transactions for a book value of EUR 4 thousand, all of which feature a protected/guaranteed structure, micro-hedged for specific risks or, in any case, redeemed at par at maturity.

Equity investments totalled EUR 97.1 mln (EUR 94.2 mln in December 2016) and are in relation to ‘Autostrada dei Fiori’, a company subject to significant influence, valued at equity, and companies carried at cost.

ANNUAL CHANGES IN EQUITY INVESTMENTS (EUR/000)

			31/12/2016
		30/09/2017	restated (*)	31/12/2016
A.	Opening balance	94,235	92,536	92,536

B.	Increases	2,896	1,699	1,699
	B.4 Other increases	2,896	1,699	1,699

C.	Decreases	—	—	—

D.	Closing balance	97,131	94,235	94,235

*	Data restated to take account of changes made to groups of assets held for sale.

Tax assets and liabilities respectively amounted to EUR 1,967.9 mln and EUR 52.2 mln.

Deferred tax assets totalled EUR 1,073 mln, of which EUR 527.5 mln in connection with Law no. 214/2011.

Lastly, the table of non-current assets and groups of assets held for sale and associated liabilities is given below.

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS (EUR/000)

	Situation as at		Change
		31/12/2016 (*)
	30/09/2017	restated	absolute	%
A. Individual assets	22,084	22,184	100	0.5

A.3 Property and equipment	22,084	22,184	100	0.5

B. Disposal groups held for sale	610,452	598,699	11,753	2.0

-B.5 Loans to banks	66,861	66,749	112	0.2
-B.6 Loans to customers	541,145	525,006	16,139	3.1
-B.8 Property and equipment	32	50	18	36.0
-B.9 Intangible assets	1,054	1,186	132	11.1
-B.10 Other assets	1,360	5,708	4,348	76.2

D. Liabilities associated with disposal groups held for sale	240,848	228,986	11,862	5.2

-D.3 Securities issued	234,104	224,520	9,584	4.3
-D.6 Provisions	317	333	16	4.8
-D.7 Other liabilities	6,427	4,133	2,294	55.5

*	Figures restated to take account of changes made to groups of assets held for sale.

RELATED-PARTY TRANSACTIONS

As at 30 September 2017, asset and liability transactions (with the exception of directors’ and statutory auditors’ fees, which are published annually in the Explanatory Notes to the Consolidated Financial Statements) were as follows:

RELATIONS WITH SHAREHOLDERS EXERCISING SIGNIFICANT INFLUENCE AND INVESTEES(1) (EUR/000)

	Assets	Liabilities	Guarantees and commitments	Income	Expenses	Dividends (2)
Carige shareholders exercising significant influence	70,182	25,635	1,783	355	146	—
Companies subject to significant influence	—	17,262	51	19	36	—

TOTAL	70,182	42,897	1,834	374	182	—

(1)	Relations with subsidiaries included in the scope of consolidation were not taken into account.
(2)	Dividends collected by companies subject to significant influence netted off in the consolidation process are not shown

RELATIONS WITH OTHER RELATED PARTIES (EUR/000)

Assets	Liabilities	Guarantees and commitments	Income	Expenses	Purchase of assets and services
14,910	50,086	2,159	133	194	—

14,910	50,086	2,159	133	194	—

Overall, the share of the total amount of transactions with related parties is shown in the following table:

% SHARE OF TRANSACTIONS WITH RELATED PARTIES AS AT 30/09/2017 (EUR/000)

	Amount of transactions with related parties	Amount of financial statement item	% share
Assets
Item 70 - Loans to customers	85,092	16,674,630	0.5%
Other assets	—	8,859,661	0.0%
Liabilities
Item 20 - Due to customers	92,983	13,887,071	0.7%
Other liabilities (1)	—	9,713,424	0.0%
Income Statement
Item 10 - Interest income	425	354,572	0.1%
Item 20 - Interest expense	(336)	(173,681)	0.2%
Other positive items in the income statement	82	287,358	0.0%
Other negative items in the income statement (2)	(40)	(797,044)	0.0%

(1)	The % share is calculated on ‘other liabilities’, except for those referring to the shareholders’ equity.
(2)	The % share is calculated on ‘other negative items’, except for value adjustments on goodwill, taxes and profit (loss) attributable to non-controlling interests.

Based on IAS 24 – Related party disclosures – published in November 2009 (EC Regulation no. 632/2010 of 19 July 2010) other related parties include:

•	executives with strategic responsibility for the entity and its Parent Company; this refers to those who have the power and responsibility, directly or indirectly, for the management and control of the Parent Company’s activities, including Directors, Statutory Auditors, the CEO or General Manager, and level 1 Managers (identified as of 01/04/2015);

•	close relatives of one of the parties referred to under item a) above; this refers to persons who are expected to influence, or be influenced by, the interested party in their relations with the Group and therefore, by way of example, may include the cohabitant partner and dependents of the interested party or cohabitant partner;

•	parties controlled or jointly controlled by one of the parties referred to under the items above.

Described below is the most significant transaction with related parties and connected persons resolved upon during the second quarter of 2017, which falls under the assumption of exemption from the decision-making process laid down in the Regulation for related parties and connected persons:

•	vesting the Chief Executive Officer with the power to determine, define, negotiate and sign -in the name and on behalf of Banca CARIGE S.p.A.- all documents, deeds, certificates, modifying agreements and/or contracts which should become necessary and/or appropriate with regard to the EMTN, OBG1, OBG2 and OBG3 programmes, including the granting of lines of liquidity and the disposal of one or more portfolios of eligible loans.

Under this mandate, the following transactions were completed during the second quarter:

•	the disposal to Carige Covered Bond S.r.l, by Banca Carige S.p.A. and Banca del Monte di Lucca S.p.A., of additional eligible assets, pursuant to the Ministry for Economy and Finance Decree no. 310 of 14/6/ 2006, consisting in residential and/or commercial mortgage loans for a total amount of EUR 203 mln as part of the OBG3 covered bond issuance programme;

•	granting to Carige Covered Bond S.r.l., by Banca Carige S.p.A. and Banca del Monte di Lucca S.p.A., of lines of liquidity for the purchase of the above-mentioned assets;

•	the disposal to Carige Covered Bond 2 S.r.l, by Banca Carige S.p.A. and Banca del Monte di Lucca S.p.A., of additional eligible assets, pursuant to the Ministry for Economy and Finance Decree no. 310 of 14/6/ 2006, consisting in residential and/or commercial mortgage loans for a total amount of EUR 35 mln as part of the OBG2 covered bond issuance programme.

TREASURY SHARES, STATEMENT OF CASH FLOWS AND

SHAREHOLDERS’ EQUITY

As at 30 September 2017, the Bank held a total of 219,511 treasury shares in its portfolio, plus 44 old ordinary shares with a nominal value of Italian Lira 10,000 per share, equivalent to approximately 2 current ordinary shares. The latter shares derive from the conversion of share capital into Euros, resolved upon by the Extraordinary Shareholders’ Meeting of 6 December 2001 and subsequent stock split: as at today, 6 non-dematerialised ordinary shares have not been presented for conversion and, therefore, it has not been possible to fulfil the obligations set out in the aforementioned resolution, which requires a minimum threshold of 50 old shares.

As regards the Statement of cash flows, EUR 19.5 mln worth of liquidity was used by the Group in the first half of 2017. Liquidity used in operations amounted to a total of EUR 594 mln; in particular, operations generated a cash flow of Euro 7.2 mln, financial assets generated EUR 306.7 mln in liquidity, whereas EUR 300 mln cash was used in financial liabilities. Cash used in investment activities amounted to EUR 18.9 mln.

After deduction of treasury shares totalling EUR 15.6 mln, equity amounted to EUR 1,908.7 mln as at 30 September 2017 and consisted of: share capital for an amount of EUR 2,791.4 mln, share premiums amounting to EUR 176 mln, negative reserves totalling EUR 684.5 mln, negative valuation reserves for an amount of EUR 148.2 mln (of which EUR 105 mln referring to the negative cashflow hedge reserve) and a loss for the period totalling EUR 210.4 mln.

The Parent Company’s share of consolidated shareholders’ equity and consolidated net profit (loss) for the period are obtained from Banca Carige’s shareholders’ equity and net profit (loss) for the period through the following changes:

RECONCILIATION BETWEEN PARENT COMPANY AND CONSOLIDATED EQUITY AND PROFIT (LOSS) FOR THE PERIOD

(EUR/000)

	Shareholders’ equity	of which net profit (loss)
Balance as at 30/09/2017 - as per Parent Company’s financial statements	1,817,237	(203,917)

Difference from carrying amount	(5,997)	10,319
Impairment of goodwill recognised in the consolidated financial statements	(51,931)	—
Cancellation, at consolidated level, of impairment of equity investments in subsidiaries	163,723	—
Dividends distributed by subsidiaries and written off	(14,108)	(14,108)
Dividends distributed by associated companies and written off	(2,848)	(2,848)
Other	2,648	138

Consolidated balance as at 30/09/2017	1,908,724	(210,416)

DISTRIBUTION CHANNELS AND MANAGEMENT OF RESOURCES

The Carige Group’s distribution system is organised into traditional and remote channels.

As at 30 September 2017, the Carige Group branch network consisted of 529 traditional branches, down from 587 at the end of 2016. The closure of 58 branches in June (54 for Carige and 4 for Banca del Monte di Lucca) is part of the ‘physical network’ rationalisation process set out in the Strategic Plan. Traditional channels are founded on a customer service specialisation model in which relationship managers are dedicated to the various customer segments. More specifically, the model envisages private banking, affluent and mass market advisors dedicated to the relationship with -and expansion of the- for Retail customer base; corporate banking, small business and small market players’ advisors are instead dedicated to the various categories of business customers.

The personal financial advisory service for higher-profile customers is based on a total of 98 private banking relationship managers and 508 affluent banking relationship managers.

In addition to the personal financial advisory service, comes the financial advisory service for businesses which relies on 184 corporate banking advisors, of whom 4 large corporate and 180 mid corporate, organised into 95 teams and 323 small business advisors.

Remote channels include the ‘Bancomat’ ATMs, Bancacontinua self-service branches and on line services (internet banking, mobile banking and the contact centre). A total of 651 Bancomat ATMs were operating at the end of September 2017 (706 in December 2016), while the number of Bancacontinua cash machines remained unchanged at 19. In order to reduce the work load for branches and speed up over-the-counter transactions for current account holders, the Group has introduced 169 cash-in machines for cash or cheque processing in 167 branches. In the branches involved, 34.8% of payments which could be migrated were transferred to the automatic cash-in process, in the first 9 months of 2017.

The number of Internet Banking contracts for Retail customers increased to 376,515, online services are constantly spreading out and the Carige Mobile App has had almost 240 thousand downloads since it was launched. Corporate customers are increasingly active on remote channels and the Carige OnDemand corporate banking service had around 90,000 contracts as at 30 September 2017.

During the first nine months of the year, the contact centre managed more than 240 thousand phone calls (156 thousand inbound and 84 thousand outbound) and almost 42 thousand e-mails.

DISTRIBUTION NETWORK

A) TRADITIONAL CHANNELS

	30/09/2017		31/12/2016
	number	%	number	%
NORTH WEST	296	56.0	325	55.4
Liguria	197	37.2	218	37.1
- Genoa	109	20.6	119	20.3
- Savona	49	9.3	54	9.2
- Imperia	21	4.0	24	4.1
- La Spezia	18	3.4	21	3.6
Lombardy	58	11.0	62	10.6
Piedmont	40	7.6	44	7.5
Aosta Valley	1	0.2	1	0.2

NORTH EAST	54	10.2	62	10.6
Veneto	39	7.4	41	7.0
Emilia Romagna	15	2.8	21	3.6

CENTRE	108	20.4	124	21.1
Tuscany	69	13.0	82	14.0
Lazio	32	6.0	35	6.0
Marche	5	0.9	5	0.9
Umbria	2	0.4	2	0.3

SOUTH AND ISLANDS	70	13.2	75	12.8
Sicily	50	9.5	55	9.4
Sardinia	11	2.1	11	1.9
Apulia	9	1.7	9	1.5

ABROAD: Nice (France)	1	0.2	1	0.2

Total number of branches	529	100.0	587	100.0

	30/09/2017		31/12/2016
Private banking consultants	98		107
Corporate banking consultants	184		184
Affluent segment consultants	508		475
Small business consultants	323		334

Total consultants	1,113		1,100

B) REMOTE CHANNELS
Bancomat ATMs	651		706
Self-service “Bancacontinua” branches	19		19
Retail Internet Banking (1)	376,515		366,276

(1)	Number of contracts.

In September 2017, the Group’s headcount totalled 4,715 employees (4,873 in December 2016), of whom 4,709 on open-ended contract. Executives and middle managers accounted respectively for 1.3% (62 units) and 26.3% (1,242 units) of the aggregate, with the rest of personnel accounting for 72.3% (3,411 units). Front-end staff make up 71.3% of total headcount (3,363 units).

Women account for 47.7% of the Group’s total workforce; 54.6% of female personnel are based in Liguria. The average age of Group employees is about 48 years, and the average length of service is 19 years. The breakdown of employees by level of education shows a share of graduates of nearly 36.5%. The 2017 reporting period registered 179 employment relationship terminations (143 of which for attaining eligibility for retirement, including incentive-based retirement) and 21 new hires.

BREAKDOWN OF PERSONNEL

	30/09/2017		31/12/2016
	number	%	number	%
Grade
Executives	62	1.3	65	1.3
Middle managers	1,242	26.3	1,247	25.6
Other employees	3,411	72.3	3,561	73.1

Total	4,715	100.0	4,873	100.0

Activity
Head office	1,352	28.7	1,426	29.3
Market	3,363	71.3	3,447	70.7

RISK CONTROL

A. General

The Parent Company, Banca Carige, in compliance with the law and regulations and the provisions of the Corporate Governance Code for listed companies, has adopted an Internal Control System (ICS) designed to detect, measure and continually verify the risks typical of the Bank’s activities. From an operational perspective, the ICS includes 3 levels of control:

•	Line controls (1st level) for the purpose of ensuring the correct performance of operations; these are carried out by the operating units or built-in in the IT procedures;

•	Risk management controls (2nd level), aimed at defining the methods for measuring risk, verifying compliance with the limits assigned to the various operating functions and monitoring the attainment of their respective risk-return objectives. These controls are assigned to units other than operating units, i.e.: the Manager in charge of preparing the company’s accounting documents, Risk Management, Rating Systems Validation, Compliance, Anti-Money Laundering;

•	Internal auditing (3rd level) is performed by the Internal Control department (which is different and independent from the operating units) and is aimed at assessing both the adequacy and effectiveness of first and second level controls and is designed to identify irregularities, breaches of procedures and regulations and evaluate the functional efficiency of the Internal Control System as a whole.

Risk-taking policies in the Carige Group are set by the RAF (Risk Appetite Framework), approved by the Parent Company’s Board of Directors, which defines the risk-return target profile which the Group intends to adopt in line with its business model and Strategic Plan.

The Parent Company has steering and supervision functions in respect of all risks, primarily via an integrated risk management of Pillar 1 and Pillar 2 risks under the Bank of Italy’s supervisory instructions (Circ. 285 no. 285 of 17 December 2013 as later amended).

The different risk categories are monitored by the 2nd level Control Functions and results are subject to periodic reporting to the Board of Directors, Risk Committee, Risk Control Committee and Top Management.

It should be recalled that in prior years a number of significant measures were taken to qualitatively and quantitatively strengthen the Internal Auditing, Risk Management and Compliance functions of the Parent Company and further activities are in progress to reinforce the supporting information system. Partly in light of the observations made at a Group level by the ECB within the SREP process and further to subsequent inspections, progress was made throughout the year in improvement initiatives aimed at further strengthening risk management and control at Group level. Finally, the Group continued to implement the activities -currently in progress- aimed at strengthening anti-money laundering controls and the related IT architecture. In this regard no provisions for risks and charges were made as the requirements set out by IAS 37 do not apply.

*** - ***

As at 30 September 2017, the Group had a phased-in Total Capital Ratio of 12.3%, a phased-in Tier I Ratio of 10.6% and a phased-in Common Equity Tier 1 Ratio of 10.4%, higher than the minimum regulatory levels.

The CET1 Ratio is higher than both the regulatory limits and the 9% minimum threshold required by the ECB under the SREP process for 2017, but lower than the Pillar 2 Guidance threshold of 11.25%. The TCR is higher than the regulatory limit and lower than the 12.5% minimum threshold required by the ECB under the SREP process for 2017. However, the capital strengthening actions set out in the new 2017-2020 Business Plan, including the disposal of the Milan Head Office building, the execution of the capital increase and LME transactions by the end of 2017 are adequate to restore a CET1 Ratio and TCR in excess of the above thresholds.

BREAKDOWN OF CONSOLIDATED OWN FUNDS

(EUR/000)

	Situation as at
	30/09/2017	31/12/2016
	Bis III p.i.	Bis III p.i.
Common Equity Tier 1 capital before deductions	2,056,680	2,266,737
Share capital	2,791,336	2,791,336
Reserves from profit and other reserves	(684,475)	(392,732)
Share premium reserve	175,949	175,949
Profit (+) / Loss (-) for the period	(210,416)	(291,737)
OCI reserves	(148,189)	(158,100)
Phase in - impact on CET1	132,475	142,022
Deductions from common equity Tier 1 capital	397,626	324,292
Goodwill	—	—
Bis III deductions with 10% threshold	—	—
Bis III deductions with 17.65% threshold	—	—
Excess of deduction from AT1 items over AT1 capital	—	—
Other negative elements and prudential filters	397,626	324,292
Common Equity Tier 1 capital (CET1)	1,659,054	1,942,445
Additional Tier 1 capital (AT1)	39,974	97,724
AT1 instruments (capital)	86	86
AT1 instruments (share premium)	5	5
Innovative capital instruments (Grandfathering)	81,966	97,632
Phase in - impact on AT1	—	—
Excess of deduction from AT1 items over AT1 capital	(42,083)	—
Tier 1 (T1) (CET1+AT1)	1,699,028	2,040,169
Tier 2 (T2)	273,323	317,739
Own Funds (T1+T2)	1,972,351	2,357,908

CONSOLIDATED OWN FUNDS AND SOLVENCY RATIOS

(EUR/000)

	Situation as at
	30/09/2017 Bis III p.i.	31/12/2016 Bis III p.i.
Own Funds
Common Equity Tier 1 capital	1,659,054	1,942,445
Additional Tier 1 capital	39,974	97,724
Tier 1 capital	1,699,028	2,040,169
Tier 2 capital	273,323	317,739
Own Funds	1,972,351	2,357,908
Risk-weighted assets
Credit risk	14,065,637	14,949,832
Credit risk Bis III (1)	705,664	965,777
Market risk	6,358	17,099
Operational risk	1,199,977	1,096,067
Total risk-weighted assets	15,977,636	17,028,774
Capital requirements
Credit risk	1,125,251	1,195,987
Credit risk Bis III	56,453	77,262
Market risk	509	1,368
Operational risk (2)	95,998	87,685
Total	1,278,211	1,362,302
Ratios
Common Equity Tier 1 capital/Total risk-weighted assets	10.4%	11.4%
Tier 1 capital/Total risk-weighted assets	10.6%	12.0%
Own Funds/Total risk-weighted assets	12.3%	13.8%

(1)	Includes risk weights for DTAs and non-deductible material and non-material investments.
(2)	Operational risk differs from that at the end of 2016 due to the updated weighting of some individual components for calculation of the requirement.

B. Risks

The applicable prudential regulatory framework (Bank of Italy circular no. 285/2013) and guidance from the Regulator (EBA Consultation Paper, December 2015 – “Guidelines on ICAAP and ILAAP information collected for SREP purposes” and ECB’s letter of January 2016 – “Supervisory expectations on ICAAP and ILAAP and harmonised information collection on ICAAP”) provide for banks to implement a regular process for identifying all material risks they are exposed to, in relation to their operations and reference markets. Once a year, the Group identifies a risk map via an internal assessment and defines whether an exposure to the individual exposure types identified is material or not.

Credit and counter-party risk

The Group has long adopted internal rating systems for the selection and classification of borrowers into the main customer segments (Corporate and Retail). These rating systems also play an important operational role in loan granting, risk management and Group governance.

In particular, the system of delegated powers for the approval of loan applications, which is structured according to customer risk profile, is based on expected loss.

As part of the ICAAP submitted to the European Central Bank on 28 April, credit risk was assessed by using an own portfolio model.

Country risk and transfer risk profiles are but marginal and therefore not significant for the Group; in any case, the assessment of any potential risk profiles falls within the wider scope of credit risk.

Market risk

Market risk is measured on the securities and derivatives portfolio by daily calculating the Value at Risk (VaR) via a historical simulation approach, with a 99% confidence interval and a ten-day holding period. The exchange rate risk and Gamma and Vega risk on options are calculated using the Bank of Italy’s standardised approach. Base risk is not significant.

Operational risk

In 2016, the processes of the Operational Risk Management (ORM) framework were defined, structured and regulated; over the following months, the main processes of the ORM framework were set in operation, ensuring compliance with minimum requirements (art. 320 of Regulation No. 575/13, also known as “CRR”), including the operational introduction of the Historical Data Collection (HDC) and Risk Self-Assessment (RSA) processes, for the adoption of the standardised approach for quantifying the capital requirements for operational risk. For the purpose of estimating internal capital under the Pillar II framework, an internal Operational Risk VaR model is used.

The Group has been participating in the Italian Operating Loss Database of the Italian Banking Association (ABI) since its inception, and has also defined a Business Continuity and Disaster Recovery plan aimed at identifying critical processes and finding strategies to minimise the risks and related economic consequences, so as to guarantee the prompt recovery of operational processes.

Sovereign risk (securities in the banking book)

Exposure to sovereign risk for the positions included in the AFS portfolio is measured on the basis of the methodology applied under the EBA stress testing process. The haircuts are quantified by the EBA on the basis of a specific macro-economic stress scenario (the Macro Economic Adverse Scenario).

Risk of excessive financial leverage

This risk is monitored by calculating the leverage indicator set out in Bank of Italy circular no. 285/2013 as well as through an accounting-based operational management indicator, which compares shareholders’ equity with total assets.

Rate risk

The rate risk analysis is conducted via Gap analysis, Duration analysis and Sensitivity analysis techniques using behavioural models in relation to demand items and prepayments.

In addition, at a consolidated level, the Parent Company periodically monitors its exposure to rate risk applying the supervisory standardised approach.

Concentration risk

As part of the ICAAP submitted to the European Central Bank on 28 April 2017, both single name and geo-sectoral concentration risk was assessed by using the own portfolio model, which was introduced to measure credit risk.

Real estate risk

The Carige Group’s real-estate risk consists in potential losses due to negative fluctuations in the Group companies’ real-estate portfolio value; customer-owned mortgaged properties are excluded. The assessment of real-estate risk and the consequent absorption of internal capital makes reference to the methodology used for the ECB’s Comprehensive Assessment and is diversified depending on whether the property is or is not ‘for own use’.

Liquidity Risk

Multiple analyses are conducted to assess the financial equilibrium of both treasury items and structural liquidity.

Short-term liquidity risk is monitored by daily analysing the Group’s net treasury position, liquidity reserves and daily operations. The analysis of the overall situation is conducted through the preparation of a maturity ladder. The Liquidity Coverage Ratio (LCR), which measures the stock of high-liquidity assets over the net cash outflows is also monitored in a 30-day stress scenario.

Medium/long-term liquidity risk is analysed by monitoring future maturities, for both assets and liabilities. This analysis makes it possible to evaluate the structural liquidity position on a monthly basis.

Gap ratio indicators for due dates of more than one year have been defined for this purpose. The goal is to maintain a sufficiently balanced structural liquidity profile, imposing restrictions on the possibility of funding medium/long-term assets with short-term liabilities.

The Net Stable Funding Ratio (NSFR) is also monitored, which measures the amount of funding available against the amount of funding required by the liquidity characteristics and by the term to maturity of the various assets held. Stress tests are also conducted, as defined in conformity with the provisions of Bank of Italy circular 285/2013.

Reputational, strategic, securitisation and residual risk

The analysis is conducted via qualitative assessments of risk exposure, control processes and mitigation instruments in place. Specifically, reputational risk is assessed through Risk Self-Assessment exercises and the definition of a number of indicators, relating to multiple stakeholders (customers, shareholders, bond holders, employees) and it is mitigated via organisational control units. Strategic risk is monitored using scorecards which permit a quantitative analysis of the strategic planning process and the degree of completion of the initiatives in the strategic plan. Securitisation risk is measured qualitatively, by monitoring cash flows expected from the securitisation transaction, the entities involved in the transaction and legal aspects. Lastly, residual risk is assessed based on a qualitative opinion given by various managers with regard to the process of acquisition, management and enforcement of collateral.

Equity investment risk

The risk of potential losses in value arising from non-speculative financial investments in companies not included in the scope of consolidation is considered as non-material for the Group; nevertheless, equity investments are assessed based on the applicable accounting standards. Prudential limits on the acquisition of investments and specific limits on investments in non-financial companies are monitored over time.

Defined-benefit pension risk

Partly in light of the measures taken by the Group in 2016 in relation to Pension Funds pertaining to the Carige Group, the risk is deemed as non-material.

Money laundering and terrorist financing risk

A risk that identifies the criminal acts involving money laundering, namely the conversion and transfer of property from a criminal activity or their purchase, detention and use, as well as the concealment or disguise of the true nature of the illicit origin of the property. The risk is monitored by a self-assessment method focusing on the identification of real and potential risks to which an intermediary is or might be exposed as well as by an adequacy analysis of both the organisational structure and corporate control units to ensure vulnerabilities are identified. The overall residual risk to which the intermediary is exposed was later determined to be low as a result of the initiatives undertaken and implemented to strengthen internal governance and processes.

C. Risks related to ongoing proceedings

Further to the investigations initiated by the Genoa Public Prosecutor’s Office, criminal proceedings no. 10688/2013 of the General Register of Crimes were instituted, in which the Bank’s former Chairman Giovanni Berneschi is indicted for the offences set out in articles 2622, paragraphs 3 and 4 (false corporate communications to the detriment of the company, shareholders or creditors) and 2637 (market manipulation) of the Italian Civil Code, as well as embezzlement under art. 646 of the Italian Criminal Code. To the Bank’s knowledge, the facts involved in the charge were partly inferred from the findings identified by the Bank of Italy and Consob as a result of their inspections.

As part of the above, with regard to the offences that constitute a precondition for the entity’s liability pursuant to Legislative Decree no. 231, being such offences attributed to a person in a senior position, the Bank was recorded in the roll of suspects due to the administrative offence resulting from a crime under article 25-ter of Legislative Decree no. 231 for false corporate communications to the detriment of the company, shareholders or creditors (art. 2622 of the Italian Civil Code) and for market manipulation (art. 2637 of the Italian Civil Code). The investigations focused, among other aspects, on the regularity of loan granting and the overall management of relations with borrowers, as well as on the compliance of the internal organisational models for loan granting and management and the preparation of financial statements with the banking industry’s legislation. It should be noted that, regardless of any evaluation of the legitimacy of the charge levelled against the Bank, the risks resulting from the most severe sanctioning treatment theoretically applicable to the Bank for the unlawful acts contested are estimated not to exceed Euro 2 mln.

After the foregoing proceedings no. 10688/2013 of the General Register of Crimes were transferred to the Public Prosecutor’s office of Rome for reasons of territorial jurisdiction, proceedings no. 61126/2015 of the General Register of Crimes were initiated at the Public Prosecutor’s office in Rome, levelling charges of obstruction of public regulators (pursuant to article 2638 of the Italian Civil Code) and market manipulation (pursuant to article 2637 of the Italian Civil Code). The above mentioned charges were levelled against the whole Board of Directors in office at the time of the facts for both cases, whereas the criminal offence of obstruction of public regulators was also levelled against the then General Manager and other bank executives. Banca Carige is being investigated under Legislative Decree no. 231/2001 in relation to the Company’s direct liability for administrative offences committed in its interest or for its benefit pursuant to article 25-ter lett. s) of Legislative Decree no. 231/2001 and article 25-ter lett. r) of Legislative Decree 231/2001.

Additional proceedings (no. 17008/2014 Genoa Public Prosecutor’s Office - no. 4281/2015 of the General Register of Criminal Offences) with charges for criminal offences (including criminal association, fraud, money laundering and others) connected with the management of the Group’s former Insurance companies, levelled against Mr Berneschi and other individuals, where the Bank is the civil claimant, were concluded at the end of the trial phase, on 22 February 2016, with the Court of Genoa delivering a judgement of first instance.

The Court of Genoa sentenced, among others, Giovanni Berneschi, to eight years and two months in prison, in addition to the confiscation of assets for an amount of EUR 26.8 mln and payment of damages to the Bank, to be determined in civil proceedings.

Further to a jurisdictional plea raised by the defence of one of the defendants in the foregoing proceedings, the indictment position of the afore-mentioned defendant was ordered to be tried separately and transferred to the Court of Milan as part of new criminal proceedings, now in the trial phase; the Bank is likewise the civil claimant in the latter proceedings (no. 27020/2015 of the general register of criminal offences of the Milan Public Prosecutor’s Office - no. 7015/16 Court of Milan).

Lastly, additional criminal proceedings (no. 7577/2015 of the general register of criminal offences, Genoa Public Prosecutor’s Office) are being conducted in relation to the criminal offences of obstruction of public regulators, money-laundering and concurrence in income tax evasion for which the Bank’s former Chairman Giovanni Berneschi is indicted, together with three seconded employees with management duties at the Centro Fiduciario C.F. S.p.A., and the Centro Fiduciario itself, pursuant to articles 25-ter and 25-octies of Legislative Decree no. 231. At the hearings of 7 December 2016 and 9 December 2016, the Preliminary Hearing Judge delivered a ‘no case to answer’ judgement respectively for Giovanni Berneschi and the three foregoing employees of Centro Fiduciario, and for Centro Fiduciario itself on some charges, and adjourned the hearing for Mr Berneschi and other indictees for the offences of money laundering, omitted tax return, fraudulent conveyance of assets and abetting.

At the end of the preliminary hearing, Centro Fiduciario defined its position on the remaining charge pursuant to Legislative Decree 231/2001 by filing a petition for plea bargain which led to the payment of a EUR 400,000 administrative sanction.

With regard to the tax dispute with the Italian Revenue Agency reported on page 180 of the Explanatory Notes to the Consolidated Financial Statements as at 31 December 2016, it must be noted that the hearing already postponed from 14 June 2017 to 18 October 2017 was again postponed to 20 December 2017 as required by the parties in order to explore the possibility of reaching an agreement including in light of developments in the civil litigation proceedings pending with Consob as described below. The Bank upholds the considerations it expressed in its Consolidated Financial Statements as at 31 December 2016, whereby no pre-conditions were considered to exist for allocating specific provisions in relation to that dispute.

With regard to the tax dispute initiated by the Italian Securities and Exchange Commission (Consob) against the Bank, as reported on page 134 of the Explanatory Notes to the Consolidated Financial Statements as at 31 December 2016, it must be noted that the Board of Directors passed a resolution to commence a process aimed at ending the challenge proceedings initiated by Consob. In particular, the Board of Directors took into account the conclusions of court-appointed technical consultant, Prof. Mario Massari in his technical report on non-compliance of the opening balances of the Separate and Consolidated Financial Statements as at 31 December 2013 of Banca Carige with the provisions of International Accounting Standard (IAS) 8, due to non-compliance with IAS 36 of the valuations related to the impairment test of the CGUs and bank subsidiaries in the Financial Statements as at 31 December 2012. Supported by the opinion released by the Consultant who deems it not practicable, as at today, to reformulate the plan forecasts since such an exercise would lead to results devoid of any acceptable credibility, and given that the goodwill at stake was fully impaired in September 2013, the Bank is of the opinion that the circumstances under paragraphs 50 to 53 of IAS 8 -requiring merely informative corrections-apply in this case.

Therefore, following a specific press release thereon and further to the resolutions adopted by the Board of Directors on 3 August 2017 approving the draft Separate and Consolidated Financial Statements as at 31 December 2013 to an extent limited to integrating the information originally provided with all the remaining parts of the foregoing Financial Statements being unchanged, and further to the Ordinary Shareholders’ Meeting held on 28 September 2017 which, subject to prior revocation of the resolution adopted on 30 April 2014, re-approved the 2013 Separate Financial Statements of the Parent Company, Banca Carige S.p.A., and acknowledged the Group Consolidated Financial Statements as at 31 December 2013, the Bank,, having a correct framework of information been re-established, determines the extinction of the disputed claims brought before the court..

With regard to the claim for damages amounting to EUR 100 mln received by the Bank from the Bankruptcy Receivers of a borrower in the prior period, with no significant developments having occurred during the first nine months of 2017, the Bank upholds the evaluations carried out with the supporting opinion of a legal advisor upon preparation of the Consolidated Financial Statements for the year ended 31 December 2016, and maintains that the claim for damages is intended more to interrupt the limitation period than to level specific charges against the Bank.

Therefore, the communication received from the Bankruptcy Receivers is not deemed reasonably grounded at this stage, nor does it enable a reliable assessment of the potentially detrimental issues for the Bank. As a consequence, no provisions for risks and charges were taken and, therefore, it cannot be ruled out that, should the Bank lose the proceedings, it may, in the future, have to face costs and expenses from claims for compensation or refunds not covered by provisions, with potential negative impacts on the capital, economic and financial position of the Bank and/or the Group.

SEGMENT REPORTING

In accordance with the “management approach” defined by IFRS 8, the Carige Group has identified as its main operating segments the customer segments selected according to the customer segmentation approach used by the Group.

In line with the introduction above and in connection with the Group’s distribution and management model, the main business units identified are:

•	the Retail segment, reflecting information on customers who have been segmented as retail consumers and who are classified as Mass Market, Affluent or Private banking customers; this segment includes data and figures from Centro Fiduciario;

•	the Corporate segment, which includes customers segmented as legal persons and belonging to the Large Corporate, Corporate, Public Institutions and Small Business categories;

•	the Corporate Centre, including both the ancillary activities of the Group’s vehicle companies and banking activities items not related to corporate customers;

•	cancellations, i.e. the intragroup relations treated as intragroup ancillary cancellations or as revenues/costs from external customers.

Creditis results are not shown under P&L and balance sheet items in segment reporting due to the fact that the Company’s accounts were classified as “Assets held for sale” following the application of IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”.

In the 9-month period of 2017, the customer segments reported the following operating results:

•	The Retail segment’s Net interest and other banking income totalled EUR 176.9 mln (65.4% of the Group’s total), net income from banking activities amounted to EUR 166.9 mln and operating expenses amounted to EUR 291.2 mln (70.6% of the Group’s total). These values are reflected in a loss from continuing operations of EUR 124.3 mln. With regard to volumes, loans to customers stood at EUR 5,466 mln (32.8% of the Group’s total), amounts due to customers totalled EUR 10,908 mln (78.6% of the Group’s total); debt securities in issue and financial liabilities designated at fair value through profit and loss amounted to EUR 1,647 mln; indirect funding amounted to EUR 15,423 mln. Overall funding totalled EUR 27,978 mln and accounts for 70.8% of the Group’s total.

•	The Corporate segment’s Net interest and other banking income totalled EUR 204.2 mln (75.5% of the Group’s total), income from banking activities amounted to EUR 35.3 mln and operating expenses amounted to EUR 100.7 mln (24.4% of the Group’s total): these figures are expressive of a loss from continuing operations of EUR 65.3 mln.

From a funding/lending volumes standpoint, loans to customers amounted to EUR 11,038 mln (66.2% of the Group’s total), amounts due to customers totalled EUR 2,918 mln (21% of the Group’s total), debt securities issued amounted to EUR 63 thousand and indirect funding amounted to EUR 5,859 mln and is mostly traceable to relationships with the insurance companies, Amissima Vita and Amissima Assicurazioni. Overall funding totalled EUR 8,840 mln and accounts for 22.4% of the Group’s total.

The Corporate Centre reported a EUR 120.5 mln loss from continuing operations in 9M17, attributable to losses on disposal of loans, whereas funding/lending volumes were affected by the reduction in repurchase agreements (amounts due to customers) and institutional bonds (debt securities in issue).

Customer segments (EUR/000)

	Consumer	Corporate	Corporate Center	Cancellations	Total consolidated comprehensive income
Net interest and other banking income
9 months 2017	176,928	204,180	-85,746	-24,851	270,511
9 months 2016 (1)	188,480	231,707	52,023	-27,966	444,244
Net income from banking activities (2)
9 months 2017	166,878	35,341	-99,373	-19,083	83,763
9 months 2016 (1)	165,146	-123,026	6,370	3,663	52,153
Operating expenses
9 months 2017	-291,190	-100,657	-21,135	424	-412,558
9 months 2016 (1)	-297,072	-102,059	-6,216	1,304	-404,043
Profit (loss) from continuing operations
9 months 2017	-124,312	-65,316	-120,508	-18,659	-328,795
9 months 2016 (1)	-131,926	-225,085	154	4,967	-351,890
Loans to customers
30/09/2017	5,466,301	11,038,385	897,536	-727,592	16,674,630
31/12/2016 (3)	5,590,614	11,768,679	934,441	-572,413	17,721,321
Due to customers
30/09/2017	10,908,419	2,918,332	187,191	-126,871	13,887,071
31/12/2016 (3)	11,103,923	2,208,327	575,235	-177,277	13,710,208
Securities issued and financial liabilities designated at fair value through profit or loss
30/09/2017	1,646,843	63,481	2,692,455	-26,482	4,376,297
31/12/2016 (3)	2,195,012	80,050	3,398,449	4,461	5,677,972
Other financial assets
30/09/2017	15,422,763	5,858,587	0	0	21,281,350
31/12/2016 (3)	15,114,305	6,373,569	0	0	21,487,874
Overall funding
30/09/2017	27,978,025	8,840,400	2,879,646	-153,353	39,544,718
31/12/2016 (3)	28,413,240	8,661,946	3,973,684	-172,816	40,876,054

(1)	As shown in the paragraph “Accounting policies” of the Explanatory Notes, balances as at 30/09/2016 reflect, with respect to those published, both the effects resulting from the application of IFRS 5 “Non-current assets held for sale and discontinued operations” and changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors).
(2)	Including gains (losses) on equity investments, disposal of investments and impairment of goodwill.
(3)	Data restated to take account of changes made to groups of assets held for sale.

Customer segments (% of total)

	Consumer	Corporate	Corporate Center	Cancellations	Total consolidated comprehensive income
Net interest and other banking income
9 months 2017	65.4	75.5	-31.7	-9.2	100.0
9 months 2016 (1)	42.4	52.2	11.7	-6.3	100.0
Net income from banking activities (2)
9 months 2017	199.2	42.2	-118.6	-22.8	100.0
9 months 2016 (1)	316.7	-235.9	12.2	7.0	100.0
Operating expenses
9 months 2017	70.6	24.4	5.1	-0.1	100.0
9 months 2016 (1)	73.5	25.3	1.5	-0.3	100.0
Profit (loss) from continuing operations
9 months 2017	37.8	19.9	36.6	5.7	100.0
9 months 2016 (1)	37.5	64.0	0.0	-1.5	100.0
Loans to customers
30/09/2017	32.8	66.2	5.4	-4.4	100.0
31/12/2016 (3)	31.5	66.4	5.3	-3.2	100.0
Due to customers
30/09/2017	78.6	21.0	1.3	-0.9	100.0
31/12/2016 (3)	81.0	16.1	4.2	-1.3	100.0
Securities issued and financial liabilities designated at fair value through profit or loss
30/09/2017	37.6	1.5	61.5	-0.6	100.0
31/12/2016 (3)	38.7	1.4	59.8	0.1	100.0
Other financial assets
30/09/2017	72.5	27.5	0.0	0.0	100.0
31/12/2016 (3)	70.3	29.7	0.0	0.0	100.0
Overall funding
30/09/2017	70.8	22.4	7.2	-0.4	100.0
31/12/2016 (3)	69.5	21.2	9.7	-0.4	100.0

(1)	As shown in the paragraph “Accounting policies” of the Explanatory Notes, balances as at 30/09/2016 reflect, with respect to those published, both the effects resulting from the application of IFRS 5 “Non-current assets held for sale and discontinued operations” and changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors).
(2)	Including gains (losses) on equity investments, disposal of investments and impairment of goodwill.
(3)	Data restated to take account of changes made to groups of assets held for sale.

DECLARATION OF THE MANAGER RESPONSIBLE FOR PREPARING THE COMPANY’S

FINANCIAL REPORTS PURSUANT TO ART. 154-BIS, PARAGRAPH 2 OF LEGISLATIVE

DECREE NO. 58/1998 (THE CONSOLIDATED LAW ON FINANCE)

I the undersigned Mauro Mangani, in my capacity as Manager responsible for preparing the Company’s financial reports of Banca CARIGE S.p.A.,

declare

that the accounting information contained in the Interim report on operations of the Banca CARIGE Group as at 30 September 2017 corresponds to the document results, books and accounting records.

Genoa, 31 October 2017

                The Manager responsible

for preparing the Company’s financial reports

                         Mauro Mangani

                     [signed on the original]

INDEPENDENT AUDITORS’ REVIEW REPORT

ON THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Banca Carige S.p.A.

Cassa di Risparmio di Genova e Imperia

Review report on the interim consolidated financial statements as of 30 September 2017

(Translation from the original Italian text)

EY S.p.A. Via XX Settembre, 42 16121 Genova	Tel: +39 010 5308111 Fax: +39 010 588636 ey.com

Review report on the interim consolidated financial statements

(Translation from the original Italian text)

To the Board of Directors of

Banca Carige S.p.A. - Cassa di Risparmio di Genova e Imperia

Introduction

We have reviewed the interim consolidated financial statements, comprising the balance sheet, the income statement, the statement of comprehensive income, the statement of changes in shareholders’ equity, the statement of cash flows and the related explanatory notes of Banca Carige S.p.A. - Cassa di Risparmio di Genova e Imperia and its subsidiaries (the “Banca Carige Group”) as of 30 September 2017, prepared for the purpose of the comprehensive effort to strengthen the Group’s capital structure, which includes a Bank’s capital increase. The Directors of Banca Carige S.p.A. - Cassa di Risparmio di Genova e Imperia are responsible for the preparation of the interim consolidated financial statements in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union. Our responsibility is to express a conclusion on these interim consolidated financial statements based on our review.

Scope of Review

We conducted our review in accordance with review standards recommended by the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (ISA Italia) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the interim consolidated financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim consolidated financial statements of Banca Carige Group as of 30 September 2017 are not prepared, in all material respects, in conformity with the International Financial Reporting Standard applicable to interim financial reporting (IAS 34) as adopted by the European Union.

Emphasis of matter

Without modifying our conclusions, we draw attention to the disclosure provided in the “Accounting Policies - Going Concern” paragraph included in the explanatory notes.

EY S.p.A.

Sede Legale: Via Po, 32 - 00198 Roma

Capitale Sociale deliberato Euro 3.250.000,00, sottoscritto e versato Euro 2.950.000,00 i.v.

Iscritta alla S.O. del Registro delle Imprese presso la C.C.I.A.A. di Roma

Codice fiscale e numero di iscrizione 00434000584 - numero R.E.A. 250904

P.IVA 00891231003

Iscritta al Registro Revisori Legali al n. 70945 Pubblicato sulla G.U. Suppl. 13 - IV Serie Speciale del 17/2/1998

Iscritta all’Albo Speciale delle societa di revisione

Consob al progressivo n. 2 delibera n.10831 del 16/7/1997

A member firm of Ernst & Young Global Limited

That disclosure describes the evaluation of the going concern performed by the Directors, taking into consideration the Banca Carige Group’s specific economic, capital and financial situation, which shows, at 30 September 2017, the non-compliance of the Common Equity Tier 1 Ratio (CETl), limited to the additional Capital Guidance component, and of the Total Capital Ratio as required by the European Central Bank in its Supervisory Review and Evaluation Process (“SREP”) Decision of December 2016.

In their assessment of the going concern, the Directors of the Bank have considered the approval on 13 September 2017 of the 2017-2020 Business Plan. Such Plan, among other things, provides for a comprehensive effort to strengthen the capital structure, which includes:

•	a capital increase up to euro 560 million, approved by the Shareholders meeting held on 28 September 2017,

•	the liability management exercise, approved by the bond holders meetings, which is subject to the successful outcome of the capital increase, and

•	the disposals of assets, currently ongoing, among which non-core buildings, the consumer credit subsidiary Creditis Servizi Finanziari S.p.A., the acquiring business (‘merchant book’) and the platform for managing bad loans.

The Directors underline that the possible failure to execute the above described capital increase and the liability management exercise by 31 December 2017 might have significant adverse effects on the overall economic, capital and financial situation of the Bank and the Banca Carige Group, with potential impacts on its capacity to operate as a going concern.

On the basis of the assessment performed, subject to the implementation of the actions provided for in the 2017-2020 Business Plan, including in particular, the capital strengthening measures, the Directors believe that the Banca Carige Group has the forward-looking ability to comply with the capital requirements set under the Supervisory Review and Evaluation Process (SREP) in the foreseeable future, and therefore, while considering the uncertainties associated with the current conditions, have prepared the interim consolidated financial statements on a going concern basis.

Other matters

No audit or review procedures have been applied to the comparative data for the corresponding period of the prior year.

Genoa, 9 November 2017

EY S.p.A.

Signed by: Guido Celona, Partner

This report has been translated into the English language solely for the convenience of international readers.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE

YEAR ENDED DECEMBER 31, 2016

CONSOLIDATED BALANCE SHEET

	31/12/2016	31/12/2015 (*)
10. Cash and cash equivalents	297,412	324,395
20. Financial assets held for trading	7,683	15,065
40. Financial assets available for sale	2,319,613	3,803,770
60. Loans to banks	1,958,763	1,220,489
70. Loans to customers	18,246,327	21,439,988
80. Hedging derivatives	39,233	54,730
100. Equity investments	94,235	92,536
120. Property and equipment	761,274	783,816
130. Intangible assets	56,654	78,062
goodwill	—	19,942
140. Tax assets	2,063,984	2,158,967
a) current	985,651	1,187,871
b) deferred	1,078,333	971,096
of which under Law no. 214/2011	617,758	650,140
160. Other assets	265,826	307,988

Total assets	26,111,004	30,279,806

EUR/000

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

	31/12/2016	31/12/2015 (*)
10. Due to banks	3,468,322	2,824,957
20. Due to customers	13,710,208	15,536,566
30. Securities issued	5,443,294	7,358,365
40. Financial liabilities held for trading	2,064	4,824
50. Financial liabilities designated at fair value through profit and loss	459,198	557,795
60. Hedging derivatives	259,037	220,628
80. Tax liabilities	20,464	18,303
a) current	5,918	6,735
b) deferred	14,546	11,568
100. Other liabilities	438,198	922,239
110. Employee termination indemnities	65,769	72,235
120. Allowances for risks and charges:	106,171	324,830
a) post-employment benefits	37,179	244,932
b) other allowances	68,992	79,898
140. Valuation reserves	(158,100)	(198,017)
170. Reserves	(392,732)	(856,518)
180. Share premium reserves	175,954	811,949
190. Share capital	2,791,422	2,791,422
200. Treasury shares (-)	(15,572)	(15,572)
210. Non-controlling interests (+/-)	29,044	33,398
220. Net profit (loss) for the year (+/-)	(291,737)	(127,598)

Total liabilities and shareholders’ equity	26,111,004	30,279,806

EUR/000

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

CONSOLIDATED INCOME STATEMENT

	31/12/2016	31/12/2015 (*)
10. Interest and similar income	580,521	681,703
20. Interest and similar expense	(281,006)	(350,879)

30. Net Interest Income	299,515	330,824

40. Fee and commission income	276,730	310,054
50. Fee and commission expense	(35,675)	(46,209)

60. Net fee and commission income	241,055	263,845

70. Dividends and similar income	14,077	15,349
80. Net profit (loss) from trading	18,459	(2,533)
90. Net profit (loss) from hedging	(2,384)	(4,697)
100. Profits (losses) on disposal or repurchase of:	48,810	79,544
a) loans	(3)	(48)
b) financial assets available for sale	40,302	76,723
d) financial liabilities	8,511	2,869
110. Profits (losses) on financial assets/liabilities designated at fair value	(3,993)	(137)

120. Net interest and other banking income	615,539	682,195

130. Net losses/recoveries on impairment of:	(471,136)	(304,300)
a) loans	(473,016)	(318,694)
b) financial assets available for sale	(7,563)	(1,796)
d) other financial activities	9,443	16,190

140. Net income from banking activities	144,403	377,895

170. Net income from banking and insurance activities	144,403	377,895

180. Administrative expenses:	(578,180)	(660,606)
a) personnel expenses	(296,072)	(354,157)
b) other administrative expenses	(282,108)	(306,449)
190. Net provisions for risks and charges	(21,176)	(10,069)
200. Net adjustments to/recoveries on property and equipment	(26,501)	(21,764)
210. Net adjustments to/recoveries on intangible assets	(24,617)	(27,810)
220. Other operating income/expense	88,661	98,839

230. Operating expenses	(561,813)	(621,410)

240. Profits (losses) on equity investments	6,596	6,644
260. Impairment on goodwill	(19,942)	(57,145)
270. Profits (losses) on disposal of investments	(149)	25

280. Profit (loss) before tax from continuing operations	(430,905)	(293,991)

290. Taxes on income from continuing operations	134,837	92,634

300. Profit (loss) after tax from continuing operations	(296,068)	(201,357)

310. Profit (loss) after tax from discontinued operations	—	71,216

320. Net Profit (Loss) for the year	(296,068)	(130,141)

330. Non-controlling interests	(4,331)	(2,543)

340. Net profit (loss) for the year attributable to the Parent Company	(291,737)	(127,598)

Earnings Per Share (in EUR)
- Basic	-0.352	-0.274
- Diluted	-0.352	-0.274

EUR/000

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2016	2015 (*)
10	PROFIT (LOSS) FOR THE PERIOD	(296,068)	(130,141)

	Other comprehensive income after tax not reversed in profit or loss
40	Actuarial profits (losses) on defined benefit plans	(2,530)	5,806
50	Non-current assets classified as held for sale	—	454
60	Share of valuation reserves of equity investments valued at equity	62	—
	Other comprehensive income after tax reversed in profit or loss
90	Cash flow hedges	18,604	15,298
100	Financial assets available for sale	(20,842)	4,516
110	Non-current assets classified as held for sale	—	(68,526)
130	Total other comprehensive income after tax	(4,706)	(42,452)

140	COMPREHENSIVE INCOME (Item 10+130)	(300,774)	(172,593)

150	Consolidated comprehensive income attributable to non-controlling interests	(4,373)	(2,476)

160	Consolidated comprehensive income attributable to the Parent Company	(296,401)	(170,117)

EUR/000

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY (EUR/000)

				Allocation of profit (loss) from prior year		Changes in the year
							Transactions on shareholders’ equity
	Amounts as at 31/12/2015	Change in opening balances	Amounts as at 01/01/2016	Reserves	Dividends and other payout	Changes in reserves	Issuance of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Changes in equity instruments	Derivatives on treasury shares	Stock options	Changes in equity interests	Comprehensive income for the period	Group shareholders’ equity as at 31/12/2016	Non-controlling interests as at 31/12/2016
Share capital:	2,819,796	—	2,819,796	—	—	—	18	—	—	—	—	—	—	—	2,791,422	28,392
a) ordinary shares	2,819,710	—	2,819,710	—	—	—	18	—	—	—	—	—	—	—	2,791,336	28,392
b) other shares	86	—	86	—	—	—	—	—	—	—	—	—	—	—	86	—
Share premium reserve	820,640		820,640	(2,518)	—	(635,995)	—	—	—	—	—	—	—	—	175,954	6,173
Reserves:	(857,548)	—	(857,548)	(127,623)	—	591,385		—		—		—	—	—	(392,732)	(1,054)
a) from profits	(908,973)	—	(908,973)	(127,470)	—	591,385	—	—	—	—		—	—	—	(444,004)	(1,054)
b) other	51,425		51,425	(153)	—	—	—	—	—	—	—	—	—	—	51,272	—
Valuation reserves	(198,111)	—	(198,111)	—	—	44,581	—	—				—	—	(4,706)	(158,100)	(136)
Equity instruments	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—
Treasury shares	(15,572)	—	(15,572)	—	—	—	—	—	—	—	—	—	—	—	(15,572)	—
Profit (loss) for the year	(130,141)	—	(130,141)	130,141	—	—	—	—	—	—	—	—	—	(296,068)	(291,737)	(4,331)
Group shareholders’ equity	2,405,666	—	2,405,666	—	—	(30)	—	—		—	—	—	—	(296,401)	2,109,235	X
Non-controlling interests	33,398	—	33,398	—	—	1	18	—	—	—	—	—	—	(4,373)	X	29,044

STATEMENT OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY (EUR/000)

				Allocation of profit (loss) from prior year		Changes in the year
							Transactions on shareholders’ equity
	Amounts as at 31/12/2014	Change in opening balances	Amounts as at 01/01/2015	Reserves	Dividends and other payout	Changes in reserves	Issuance of new shares	Purchase of treasury shares	Extraordinary distribution of dividends	Changes in equity instruments	Derivatives on treasury shares	Stock options (1)	Changes in equity interests	Total comprehensive income for the year	Group shareholders’ equity as at 31/12/2015	Non-controlling interests as at 31/12/2015
Share capital:	2,615,068	—	2,615,068		—	—	214,569	—	—	—	—	—	(9,841)	—	2,791,422	28,374
a) ordinary shares	2,614,421	—	2,614,421		—	—	215,130	—	—	—	—	—	(9,841)	—	2,791,336	28,374
b) other shares	647	—	647		—	—	(561)	—	—	—	—	—	—	—	86	—
Share premium reserve	384,647		384,647	(1,496)	—	(173,500)	616,593	—	—	—	—	—	(5,604)	—	811,949	8,691
Reserves:	(424,492)	(21,884)	(446,376)	(547,693)	—	138,701		—			—	(620)	(1,560)	—	(856,518)	(1,030)
a) from profits	(476,537)	(21,884)	(498,421)	(547,693)	—	138,701	—	—	—	—	—	—	(1,560)	—	(907,943)	(1,030)
b) other	52,045		52,045	—			—	—	—	—	—	(620)	—	—	51,425	—
Valuation reserves	(190,455)	—	(190,455)	—	—	34,799	—	—				—	(3)	(42,452)	(198,017)	(94)
Equity instruments	—	—	—	—	—	—	—	—	—	—		—	—	—	—	—
Advances on dividends	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Treasury shares	(20,283)	—	(20,283)	—	—	—	4,711	—	—	—	—	—	—	—	(15,572)	—
Net profit (loss) for the year	(546,942)	(2,247)	(549,189)	549,189	—		—	—	—	—	—	—	—	(130,141)	(127,598)	(2,543)
Group shareholders’ equity	1,765,472	(24,131)	1,741,341	—	—	—	835,863	—		—	—	(620)	(801)	(170,117)	2,405,666	X
Non-controlling interests	52,071	—	52,071	—	—	—	10	—	—	—	—	—	(16,207)	(2,476)	X	33,398

(1)	The ‘stock options’ column shows the effects from the Stock Grant Plan in place with the Chief Executive Officer

CONSOLIDATED STATEMENT OF CASH FLOWS

Items	Amount

	Direct method	Amount
		31/12/2016	31/12/2015
A. OPERATIONS
1. Cash flow from (used in) operations		22,219	172,293

- interest income received (+)		565,043	638,212
- interest expense paid (-)		(302,235)	(423,846)
- dividend and similar income (+)		14,077	15,349
- net fees and commissions (+/-)		246,314	274,338
- personnel costs (-)		(300,081)	(297,124)
- net insurance premiums collected		—	—
- other insurance revenues and expenses (-)		—	—
- other costs (-)		(309,917)	(412,537)
- other income (+)		150,392	234,994
- tax and duties (-)		(41,374)	(32,669)
- costs/revenues from groups of assets held for sale after tax (+/-)		—	175,576

2. Cash flow from (used in) financial assets		3,748,444	1,064,951

- financial assets held for trading		7,879	46,149
- financial assets designated at fair value		—	(14,454)
- financial assets available for sale		1,486,624	(809,117)
- loans to customers		2,708,551	2,513,650
- loans to banks: on demand		46,937	84,913
- loans to banks: other		(700,809)	(684,517)
- other assets		199,262	(71,673)

3. Cash flow from (used in) financial liabilities		(3,775,596)	(2,254,207)

- due to banks: on demand		(47,472)	(600,675)
- due to banks: other		649,280	1,551,926
- due to customers		(1,821,439)	(2,151,150)
- securities issued		(1,899,780)	(768,697)
- financial liabilities held for trading		3,135	(116,774)
- financial liabilities designated at fair value		(101,221)	(393,434)
- other liabilities		(558,099)	224,597

Net cash flow from (used in) operations		(4,933)	(1,016,963)

B. INVESTMENT ACTIVITIES
1. Cash flow from		5,569	242,579

- sale of equity investments		—	—
- dividends collected on equity investments		4,959	7,104
- sale/reimbursement of financial assets held to maturity		—	—
- sale of property and equipment		610	2,931
- sale of intangible assets		—	—
- sale of subsidiaries and business branches		—	232,544

2. Cash flow used in		(27,637)	(38,828)

- purchase of equity investments		—	(515)
- purchase of financial assets held to maturity		—	—
- purchase of property and equipment		(4,487)	(12,213)
- purchase of intangible assets		(23,149)	(26,099)
- purchase of subsidiaries and business branches		(1)	(1)

Net cash flow from (used in) investment activities		(22,068)	203,751

C. FUNDING ACTIVITIES
- issue/purchase of treasury shares		18	806,082
- issue/purchase of equity instruments		—	—
- dividend distribution and other purposes		—	—

Net cash flow from (used in) funding activities		18	806,082

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		(26,983)	(7,130)

- KEY: (+) from; (-) used in
Figures in EUR/000

RECONCILIATION
Items	Amount	Amount
	31/12/2016	31/12/2015
Cash and cash equivalents at the beginning of the year	324,395	331,525

Net increase (decrease) in cash and cash equivalents during the year	(26,983)	(7,130)

Cash and cash equivalents: effect of changes in exchange rates
Cash and cash equivalents at the end of the year	297,412	324,395

CONSOLIDATED

EXPLANATORY

NOTES

Restatement of prior period accounts in compliance with IAS 8

(Accounting policies, changes in accounting estimates and errors)

Restatement of prior period balances and information contained in prior-year accounts in compliance with the provisions of IAS 8 (Accounting policies, changes in accounting estimates and errors)

This chapter provides a detailed description of the restatement of prior period balances and information contained in the separate financial statements as at 31 December 2015, which Banca Carige (hereinafter the “Bank” or “Banca Carige”) deemed appropriate to make in accordance with IAS 8, the principle which provides guidance -amongst other aspects- on the recognition and reporting methods for prior period errors and changes in accounting policies. The retroactive determination of values consists in correcting the measurement, valuation and reporting of amounts referring to certain elements of the financial statements as if the error had never occurred.

Specifically, the Bank has restated the:

a)	balance-sheet data as at 1 January 2015 and 31 December 2015, and income statement balances for 2015, in order to correctly recognise the amortised cost of certain outstanding securities subject to micro fair value hedging against interest rate risk;

b)	balance-sheet data as at 31 December 2015 and income statement balances for 2015, in order to correct errors in determining the discounting-related component of expected recoveries on loans.

•	Outstanding securities subject to micro fair value hedging against interest rate risk

Upon maturity and payment of a Covered Bond, a significant difference emerged between the then recognised carrying amount and the amount due for repayment. This aspect has cast doubts as to whether the calculation of the amortised cost was correct.

In light of the above, the Group initiated the necessary assessments and ascertained the incorrect accounting treatment of some profit and loss components due to the incorrect parameterisation of the amortised cost accounting treatment.

On the basis of the assessments carried out, the error was corrected pursuant to IAS 8, with the scope of correction involving Assets, Liabilities and Equity as at 1 January 2015 and as at 31 December 2015, in addition to the income statement for the year 2015. In brief, the correction had the following impacts:

(EUR/mln)	Gross amount	Tax effect	Net amount
Shareholders’ equity as at 1/1/2015*	-27.3	+3.2	-24.1
2015 Income Statement	-3.6	+0.9	-2.7
Shareholders’ equity as at 31/12/2015	-30.9	+4.1	-26.8

*	cumulative amount for the years prior to 2015

•	Determination of the discounting-related component of expected recoveries on loans

With regard to the provisions taken during the year on the basis of the evolution of existing relations with borrowers, in light - among other things - of guidance received from the ECB’s Joint Supervisory Team during the on-site inspection conducted between March and July 2016, the Group has carried out specific analyses designed to identify any loan loss provisions not traceable to “Changes in accounting estimates”, as defined in IAS 8.

For a specific credit exposure, the analyses revealed a “discounting difference” traceable to an “accounting error” in the method used for discounting future estimated debt collection flows as at 31 December 2015, with respect to the calculation made in 2016.

The correction involved Assets, Liabilities and Equity as at 31 December 2015, as well as the income statement for the year 2015. In brief, the correction had the following impacts:

(EUR/mln)	Gross amount	Tax effect	Net amount
Shareholders’ equity as at 1/1/2015	0	0	0
2015 Income Statement	-32.6	+9.4	-23.2
Shareholders’ equity as at 31/12/2015	-32.6	+9.4	-23.2

As a whole, the above corrections had the following effects:

(EUR/mln)	Gross amount	Tax effect	Net amount
Shareholders’ equity as at 1/1/2015*	-27.3	+3.2	-24.1
2015 Income Statement	-36.2	+10.3	-25.9
Shareholders’ equity as at 31/12/2015	-63.5	+13.5	-50.0

*	cumulative amount for the years prior to 2015

CONSOLIDATED

BALANCE SHEET

Assets		01/01/2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	1/1/2015 Restated
10.	Cash and cash equivalents	329,394			329,394
20.	Financial assets held for trading	67,762			67,762
40.	Financial assets available for sale	3,037,414			3,037,414
60.	Loans to banks	754,732			754,732
70.	Loans to customers	23,682,831			23,682,831
80.	Hedging derivatives	201,525			201,525
100.	Equity investments	92,482			92,482
120.	Property and equipment	769,760			769,760
130.	Intangible assets of which:	116,148			116,148
	- goodwill	57,145			57,145
140.	Tax assets	2,032,517	3,198		2,035,715
	a) current	1,034,463	1,269		1,035,732
	b) deferred	998,054	1,929		999,983
	of which under Law no. 214/2011	753,312			753,312
150.	Non-current assets held for sale and discontinued operations	6,854,768			6,854,768
160.	Other assets	370,227			370,227

	Total assets	38,309,560	3,198	—	38,312,758

Liabilities and shareholders’ equity		01/01/2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	1/1/2015 Restated
10.	Due to banks	1,877,094			1,877,094
20.	Due to customers	17,332,987			17,332,987
30.	Securities issued	8,121,888	27,329		8,149,217
40.	Financial liabilities held for trading	11,667			11,667
50.	Financial liabilities designated at fair value through profit and loss	964,726			964,726
60.	Hedging derivatives	515,252			515,252
80.	Tax liabilities	24,421			24,421
	a) current	12,891			12,891
	b) deferred	11,530			11,530
90.	Liabilities associated to non-current assets held for sale and discontinued operations	6,474,615			6,474,615
100.	Other liabilities	640,768			640,768
110.	Employee termination indemnities	82,588			82,588
120.	Allowances for risks and charges	446,011			446,011
	a) post-employment benefits	393,563			393,563
	b) other allowances	52,448			52,448
140.	Valuation reserves	(190,025)			(190,025)
170.	Reserves	(426,348)	(21,884)		(448,232)
180.	Share premium reserves	368,856			368,856
190.	Share capital	2,576,863			2,576,863
200.	Treasury shares	(20,283)			(20,283)
210.	Non-controlling interests (+/-)	52,071			52,071
220.	Net profit (loss) for the year (+/-)	(543,591)	(2,247)		(545,838)

	Total liabilities and shareholders’ equity	38,309,560	3,198	—	38,312,758

Assets		31/12/2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	31/12/2015 Restated
10.	Cash and cash equivalents	324,395			324,395
20.	Financial assets held for trading	15,065			15,065
40.	Financial assets available for sale	3,803,770			3,803,770
60.	Loans to banks	1,220,489			1,220,489
70.	Loans to customers	21,472,616		(32,628)	21,439,988
80.	Hedging derivatives	54,730			54,730
100.	Equity investments	92,536			92,536
120.	Property and equipment	783,816			783,816
130.	Intangible assets of which:	78,062			78,062
	- goodwill	19,942			19,942
140.	Tax assets	2,145,389	4,151	9,427	2,158,967
	a) current	1,186,602	1,269		1,187,871
	b) deferred	958,787	2,882	9,427	971,096
	of which under Law no. 214/2011	647,443		2,697	650,140
160.	Other assets	307,988			307,988

	Total assets	30,298,856	4,151	(23,201)	30,279,806

	Liabilities and shareholders’ equity	31/12/2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	31/12/2015 Restated
10.	Due to banks	2,824,957			2,824,957
20.	Due to customers	15,536,566			15,536,566
30.	Securities issued	7,327,427	30,938		7,358,365
40.	Financial liabilities held for trading	4,824			4,824
50.	Financial liabilities designated at fair value through profit and loss	557,795			557,795
60.	Hedging derivatives	220,628			220,628
80.	Tax liabilities	18,303			18,303
	a) current	6,735			6,735
	b) deferred	11,568			11,568
100.	Other liabilities	922,239			922,239
110.	Employee termination indemnities	72,235			72,235
120.	Allowances for risks and charges	324,830			324,830
	a) post-employment benefits	244,932			244,932
	b) other allowances	79,898			79,898
140.	Valuation reserves	(198,017)			(198,017)
170.	Reserves	(832,387)	(24,131)		(856,518)
180.	Share premium reserves	811,949			811,949
190.	Share capital	2,791,422			2,791,422
200.	Treasury shares	(15,572)			(15,572)
210.	Non-controlling interests (+/-)	33,398			33,398
220.	Net profit (loss) for the year (+/-)	(101,741)	(2,656)	(23,201)	(127,598)

	Total liabilities and shareholders’ equity	30,298,856	4,151	(23,201)	30,279,806

CONSOLIDATED

INCOME STATEMENT

Items	31/12/2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	31/12/2015 Restated
10. Interest and similar income	681,703			681,703
20. Interest and similar expense	(347,271)	(3,608)		(350,879)

30. Net Interest Income	334,432	(3,608)		330,824

40. Fee and commission income	310,054			310,054
50. Fee and commission expense	(46,209)			(46,209)

60. Net fee and commission income	263,845			263,845

70. Dividends and similar income	15,349			15,349
80. Net profit (loss) from trading	(2,533)			(2,533)
90. Net profit (loss) from hedging	(4,697)			(4,697)
100. Profits (losses) on disposal or repurchase of:	79,544			79,544
a) loans	(48)			(48)
b) financial assets available for sale	76,723			76,723
d) financial liabilities	2,869			2,869
110. Profits (losses) on financial assets/liabilities designated at fair value	(137)			(137)

120. Net interest and other banking income	685,803	(3,608)		682,195

130. Net losses/recoveries on impairment of:	(271,672)		(32,628)	(304,300)
a) loans	(286,066)		(32,628)	(318,694)
b) financial assets available for sale	(1,796)			(1,796)
d) other financial activities	16,190			16,190

140. Net income from banking activities	414,131	(3,608)	(32,628)	377,895

150. Net premiums	—			—
160. Other income/expenses from insurance activities	—			—

170. Net income from banking and insurance activities	414,131	(3,608)	(32,628)	377,895

180. Administrative expenses:	(660,606)			(660,606)
a) personnel expenses	(354,157)			(354,157)
b) other administrative expenses	(306,449)			(306,449)
190. Net provisions for risks and charges	(10,069)			(10,069)
200. Net adjustments to/recoveries on property and equipment	(21,764)			(21,764)
210. Net adjustments to/recoveries on intangible assets	(27,810)			(27,810)
220. Other operating income/expense	98,839			98,839

230. Operating expenses	(621,410)	—	—	(621,410)

240. Profits (losses) on equity investments	6,644			6,644
260. Impairment on goodwill	(57,145)			(57,145)
270. Profits (losses) on disposal of investments	25			25

280. Profit (loss) before tax from continuing operations	(257,755)	(3,608)	(32,628)	(293,991)

290. Taxes on income from continuing operations	82,255	952	9,427	92,634

300. Profit (loss) after tax from continuing operations	(175,500)	(2,656)	(23,201)	(201,357)

310. Profit (loss) after tax from discontinued operations	71,216			71,216

320. Net Profit (Loss) for the year	(104,284)	(2,656)	(23,201)	(130,141)

330. Non-controlling interests	(2,543)			(2,543)

340. Net profit (loss) for the year attributable to the Parent Company	(101,741)	(2,656)	(23,201)	(127,598)

Earnings Per Share (in EUR)

- Basic	-0.218	-0.006	-0.05	-0.274

- Diluted	-0.218	-0.006	-0.05	-0.274

CONSOLIDATED STATEMENT OF

COMPREHENSIVE INCOME

		2015	IAS 8 Correction to bonds	IAS 8 Correction to NPL discounting	2015 Restated
10	PROFIT (LOSS) FOR THE YEAR	(104,284)	(2,656)	(23,201)	(130,141)

	Other comprehensive income after tax not reversed in profit or loss
40	Actuarial profits (losses) on defined benefit plans	5,806			5,806
50	Non-current assets classified as held for sale	454			454
	Other comprehensive income after tax reversed in profit or loss
90	Cash flow hedges	15,298			15,298
100	Financial assets available for sale	4,516			4,516
110	Non-current assets classified as held for sale	(68,526)			(68,526)
130	Total other comprehensive income after tax	(42,452)			(42,452)

140	COMPREHENSIVE INCOME (Item 10+130)	(146,736)	(2,656)	(23,201)	(172,593)

150	Consolidated comprehensive income attributable to non-controlling interests	(2,476)			(2,476)

160	Consolidated comprehensive income attributable to the Parent Company	(144,260)	(2,656)	(23,201)	(170,117)

Revised tables of the

Explanatory Notes to the

2015 Consolidated Financial

Statements

SECTION A.4 – INFORMATION ON FAIR VALUE

A.4.5.4 Assets and liabilities not designated at fair value or designated at fair value on a non-recurring basis: breakdown by fair value level

	31/12/2015				Restatement				31/12/2015 Restated
	BV	L1	L2	L3	BV	L1	L2	L3	BV	L1	L2	L3
1. Financial assets held to maturity	—	—	—	—					—	—	—	—
2. Loans to banks	1,220,489	—	1,206,601	13,453					1,220,489	—	1,206,601	13,453
3. Loans to customers	21,472,616	—	18,844,762	3,918,494	(32,628)			(32,628)	21,439,988	—	18,844,762	3,885,866
4. Assets held for investment	142,284	—	163,104	—					142,284	—	163,104	—
5. Non-current assets held for sale and discontinued operations	—	—	—	—					—	—	—	—

Total	22,835,389	—	20,214,467	3,931,947	(32,628)	—	—	(32,628)	22,802,761	—	20,214,467	3,899,319

1. Due to banks	2,824,957	—	2,486,537	—					2,824,957	—	2,486,537	—
2. Due to customers	15,536,566	—	15,504,980	—					15,536,566	—	15,504,980	—
3. Securities issued	7,327,427	6,472,533	676,063	83,947	30,938				7,358,365	6,472,533	676,063	83,947
4. Liabilities associated with non-current assets held for sale and discontinued operations	—	—	—	—					—	—	—	—

Total	25,688,950	6,472,533	18,667,580	83,947	30,938	—	—	—	25,719,888	6,472,533	18,667,580	83,947

BALANCE SHEET-ASSETS-SECTION 7: LOANS TO CUSTOMERS

7.1 Loans to customers: breakdown

Type of transaction/Amounts	Total 31/12/2015						Restatement						Total 31/12/2015 Restated
	Book value			Fair Value			Book value			Fair Value			Book value			Fair Value
	Performing	Non-performing		L1	L2	L3	Performing	Non-performing		L1	L2	L3	Performing	Non-performing		L1	L2	L3
		Purchased	Other					Purchased	Other					Purchased	Other
Loans	17,544,118	8,462	3,919,407	—	18,844,132	3,918,494			(32,628)			(32,628)	17,544,118	8,462	3,886,779	—	18,844,132	3,885,866
1. Current accounts	1,944,279	1,400	435,125	X	X	X							1,944,279	1,400	435,125	X	X	X
2. Repurchase agreements	1,077,384	—	—	X	X	X							1,077,384	—	—	X	X	X
3. Mortgage loans	10,830,800	6,579	2,977,910	X	X	X			(32,628)			(32,628)	10,830,800	6,579	2,945,282	X	X	X
4. Credit cards, personal loans and fifth of salary-backed loans	603,456	—	9,628	X	X	X							603,456	—	9,628	X	X	X
5. Leasing	570,195	—	135,314	X	X	X							570,195	—	135,314	X	X	X
6. Factoring	65,513	64	49,244	X	X	X							65,513	64	49,244	X	X	X
7. Other loans	2,452,491	419	312,186	X	X	X							2,452,491	419	312,186	X	X	X
Debt securities	629	—	—	—	630	—							629	—	—	—	630	—
8 Structured securities	—	—	—	X	X	X							—	—	—	X	X	X
9 Other debt securities	629	—	—	X	X	X							629	—	—	X	X	X

Total	17,544,747	8,462	3,919,407	—	18,844,762	3,918,494	—	—	(32,628)	—	—	(32,628)	17,544,747	8,462	3,886,779	—	18,844,762	3,885,866

7.2 Loans to customers: breakdown by borrower/issuer

Type of transaction/Amounts	31/12/2015			Restatement			31/12/2015 Restated
	Performing	Non-performing		Performing	Non-performing		Performing	Non-performing
		Purchased	Other		Purchased	Other		Purchased	Other
1. Debt securities	629	—	—				629	—	—
a) Governments	—	—	—				—	—	—
b) Other public-sector entities	629	—	—				629	—	—
c) Other issuers	—	—	—				—	—	—
- non-financial companies	—	—	—				—	—	—
- financial companies	—	—	—				—	—	—
- insurance companies	—	—	—				—	—	—
- other	—	—	—				—	—	—

2. Loans to:	17,544,118	8,462	3,919,407			(32,628)	17,544,118	8,462	3,886,779
a) Governments	86,034	—	—				86,034	—	—
b) Other public-sector entities	814,229	—	1,929				814,229	—	1,929
c) Other entities	16,643,855	8,462	3,917,478			(32,628)	16,643,855	8,462	3,884,850
- non-financial companies	8,207,510	4,259	3,196,698			(32,628)	8,207,510	4,259	3,164,070
- financial companies	2,405,614	—	158,835				2,405,614	—	158,835
- insurance companies	—	—	—				—	—	—
- other	6,030,731	4,203	561,945				6,030,731	4,203	561,945

Total	17,544,747	8,462	3,919,407			(32,628)	17,544,747	8,462	3,886,779

BALANCE SHEET – ASSETS - SECTION 14 - TAX ASSETS

14.1 1. Deferred tax assets: breakdown

	31/12/2015		Restatement		31/12/2015 Restated
Counter-item in the income statement	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)
Deferred tax assets as per Law 214/2011 Loan loss provisions	205,900	27,195	2,243	455	208,143	27,650
Goodwill	343,014	71,333	—	—	343,014	71,333

Total deferred tax assets as per Law 14/2011	548,914	98,528	2,243	455	551,157	98,983

Other deferred tax assets:
Provisions to the supplementary pension fund	33,926	262			33,926	262
Provision for risks and charges related to legal disputes	6,943	375			6,943	375
Provisions to the write-down reserve for signature loans	11,172	2,262			11,172	2,262
Immovable property	3,096	627			3,096	627
Intangible fixed assets	1,180	—			1,180	—
ACE (aid for economic growth) benefit carried forward	25,776	—			25,776	—
Tax losses	95,998	—	9,611		105,609	—
Other	1,321	809			1,321	809

Total other deferred tax assets	179,411	4,335	9,611	—	189,022	4,335

TOTAL	728,325	102,863	11,854	455	740,179	103,318

Counter-item in Shareholders’ equity	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)
Provisions to the supplementary pension fund	21,537	193	—	—	21,537	193
Valuation of securities recognised in the AFS portfolio	3,079	624	—	—	3,079	624
Cash flow hedging derivatives	56,015	11,347	—	—	56,015	11,347
Intangible fixed assets	16,910	—	—	—	16,910	—
Tax losses	17,894	—	—	—	17,894	—
TOTAL	115,435	12,164	—	—	115,435	12,164

Total deferred tax assets	843,760	115,027	11,854	455	855,614	115,481

14.3 Deferred tax assets: annual changes (with offsetting entry to profit and loss)

	31/12/2015	Restatement	31/12/2015 Restated
1. Opening balance	873,342		873,342
Amendment to opening balance due to IAS 8		1,929	1,929
Opening balance			875,271

2. Increases	122,195	10,380	132,575
2.1 Deferred tax assets for the year	110,316	10,380	120,696
a) relating to previous years	6,770		6,770
b) due to change in accounting principles	—		—
c) write-backs	—		—
d) other	103,546	10,380	113,926
2.2 New taxes or increase in tax rates
2.3 Other increases	11,879		11,879

3. Decreases	164,349	—	164,349
3.1 Deferred tax assets derecognised during the year	25,033		25,033
a) reversals	25,033		25,033
b) write-downs of non-recoverable items	—		—
c) change in accounting policies	—		—
d) other	—		—
3.2 Reduction in tax rates	—		—
3.3 Other decreases	139,316		139,316
a) Conversion into tax credit under Law no. 214/2011	139,316		139,316
b) Other	—		—

4. Closing balance	831,188	12,309	843,497

14.3.1 Deferred tax assets under Law 214/2011: annual changes (with offsetting entry to profit and loss)

	Total 31/12/2015	Restatement	Total 31/12/2015 Restated
1. Opening balance	753,312		753,312

2. Increases	33,498	2,697	36,195

3. Decreases	139,367		139,367
3.1 Reversals	51		51
3.2 Conversion into tax credit	139,316		139,316
a) from year losses	139,316		139,316
b) from tax losses	—		—
3.3 Other decreases	—		—

4. Closing balance	647,443	2,697	650,140

BALANCE SHEET – LIABILITIES - SECTION 3 - SECURITIES ISSUED

3.1 Debt securities issued: breakdown

Type of securities/Amounts	Total 31/12/2015				Restatement				Total 31/12/2015 Restated
	Balance Sheet Value	Fair Value			Balance Sheet Value	Fair Value			Balance Sheet Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3

A. Listed securities
1. Bonds	7,299,286	6,472,533	647,922	83,947	30,938				7,330,224	6,472,533	647,922	83,947
1.1 structured	—	—	—	—					—	—	—	—
1.2 other	7,299,286	6,472,533	647,922	83,947	30,938				7,330,224	6,472,533	647,922	83,947
2. Other securities	28,141	—	28,141	—					28,141	—	28,141	—
2.1 structured	—	—	—	—					—	—	—	—
2.2 other	28,141	—	28,141	—					28,141	—	28,141	—

Total	7,327,427	6,472,533	676,063	83,947	30,938	—	—	—	7,358,365	6,472,533	676,063	83,947

3.3 Breakdown of item 30 Micro-hedged debt securities issued

	31/12/2015	Restatement	31/12/2015 Restated
1. Securities subject to micro-hedging of fair value:	2,753,873	22,670	2,776,543
a) interest rate risk	2,753,873	22,670	2,776,543
b) exchange risk			—
c) multiple risks			—

2. Securities subject to micro-hedging of cash flows:			—
a) interest rate risk			—
b) exchange risk			—
c) other			—

BALANCE SHEET – LIABILITIES - SECTION 15: GROUP SHAREHOLDERS’ EQUITY

15.4 Reserves from allocation of profit: other information

Item/Amount	31/12/2015	Restatement	31/12/2015 Restated
Profit reserves:	(883,812)	(24,131)	(907,943)
- Legal reserve	—		—
- Reserve for treasury shares	15,572		15,572
- Reserve for the purchase of treasury shares: quota available	61,428		61,428
- Other reserves	(960,812)	(24,131)	(984,943)

INCOME STATEMENT

SECTION 1 INTEREST

1.4 Interest and similar expense: breakdown

Item/Type	Total 31/12/2015 (*)	Restatement	Total 31/12/2015 Restated
1. Due to central banks	(1,858)		(1,858)
2. Due to banks	(4,748)		(4,748)
3. Due to customers	(88,251)		(88,251)
4. Securities issued	(222,426)	(3,608)	(226,034)
5. Financial liabilities held for trading	(199)		(199)
6. Financial liabilities designated at fair value through profit and loss	(21,224)		(21,224)
7. Other liabilities and funds	(2,567)		(2,567)
8. Hedging derivatives	(5,998)		(5,998)

Total	(347,271)	(3,608)	(350,879)

SECTION 8: NET LOSSES/RECOVERIES ON IMPAIRMENT – ITEM 130

8.1 Net losses (recoveries) on impairment of loans: breakdown

	Total
Transactions/P&L items	31/12/2015	Restatement	31/12/2015 Restated
A. Loans to banks	652		652
- Loans	652		652
- Debt securities	—		—
B. Loans to customers	(286,718)	(32,628)	(319,346)
Purchased non-performing loans	—		—
- Loans	—		—
- Debt securities	—		—
Other loans	(286,718)	(32,628)	(319,346)
- Loans	(286,718)	(32,628)	(319,346)
- Debt securities	—		—
C. Total	(286,066)	(32,628)	(318,694)

SECTION 20 TAXES ON INCOME FROM CONTINUING OPERATIONS

20.1 Taxes on income from continuing operations: breakdown

P&L items/Amounts	Total 31/12/2015	Restatement	Total 31/12/2015 Restated
1. Current tax expense (-)	(1,254)		(1,254)
2. Adjustments to current tax expense of prior years (+/-)	(18)		(18)
3. Reductions in current tax expense for the year (+)	—		—
3.bis Reductions in current tax expense for the year due tax credit under Law 214/2011 (+)	139,316		139,316
4. Changes in deferred tax assets (+/-)	(54,041)	10,379	(43,662)
5. Changes in deferred tax liabilities (+/-)	(1,748)		(1,748)
6. Tax expense for the year (-) (-1+/-2+3+3bis+/-4+/-5)	82,255	10,379	92,634

Part A

ACCOUNTING POLICIES

A.1 – INTRODUCTION

SECTION 1

Statement of compliance with international accounting standards

The consolidated financial statements of the Banca Carige Group, approved by the Board of Directors during its meeting of 28 February 2017, were prepared in accordance with the International Accounting Principles IAS/IFRSs and related interpretations (SIC/IFRIC) as issued by the International Accounting Standards Board (IASB), endorsed by the European Commission and effective as at the close of these Financial Statements. Please refer to the Annexes section of the financial statements for a list of the international accounting principles and related interpretations (SIC/IFRIC) endorsed and effective for the financial statements as at 31 December 2016.

In 2016 the review and integration of international accounting standards, interpretations or amendments continued, which, partially apply to the financial statements for the year ended 31 December 2016. In particular, the main items of information deriving from the change to the international accounting standards (IAS/IFRS) and which are applicable as of these financial statements, although with no significant impact on the accounts, include:

•	Amendments to IFRS 10, IFRS 12 and IAS 28 – Investment entities: Exception to consolidation: EU Regulation no. 1703/2016 of 22/09/2016;

•	Amendments to IAS 27 - Equity Method in Separate Financial Statements: EU Regulation no. 2441/2015 of 18/12/2015;

•	Amendments to IAS 16 - Property, plant and equipment and IAS 41 - Agriculture: EU Regulation no. 2113/2015 of 23 November 2015;

•	Amendments to IFRS 11 - Joint arrangements, concerning the accounting of the acquisition of equity investments in activities under joint control: EU Regulation no. 2173/2015 of 24 November 2015;

•	Amendments to IAS 16 - Property, plant and equipment and IAS 38 - Intangible Assets: EU Regulation no. 2231/2015 of 2 December 2015;

•	Annual cycle of improvements to the 2012-2014 IFRSs: EU Regulation no. 2343/2015 of 15/12/2015 adopting the amendments to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, IFRS 7 - Financial Instruments: Disclosures, IAS 19 - Employee Benefits and IAS 34 – Interim Financial Reporting;

•	Amendments to IAS 1 – Presentation of Financial Statements: EU Regulation no. 2406/2015 of 18/12/2015;

Finally, it is reported that during the financial year the International Accounting Standards Board (IASB) published the following documents:

•	IFRS 9 - “Financial instruments” EU Regulation no. 2067/2016 of 22/11/2016;

•	IFRS 15 - “Revenue from Contracts with Customers” EU Regulation no. 1905/2016 of 22/09/2016;

•	“Annual cycle of improvements to the 2014-2016 IFRSs”: new regulations shall apply as of 1/1/2018;

•	IFRIC 22: “Foreign Currency Transactions and Advance Consideration”: new regulations shall apply as of 1/1/2018;

•	Amendments to IAS 40: “Transfers of investment property”: the new provisions shall be effective for annual reporting periods beginning on or after 01/01/2018.

•	Amendments to IFRS 4 - “Applying IFRS 9 Financial Instruments with IFRS 4 Insurance Contracts”: new regulations shall apply as of 1/1/2018;

•	Amendments to IFRS 2 - “Clarifications to Classification and Measurement of Share-based Payment Transactions:” new regulations shall apply as of 1/1/2018;

•	Amendments to IFRS 15 - “Clarifications to IFRS 15 - Revenue from Contracts with Customers:” the new regulations shall apply as of 1/1/2018;

•	Amendments to IAS 7 - “Disclosure Initiative”: new regulations shall apply as of 1/1/2017;

•	Amendments to IAS 12 - “Income taxes”: new regulations shall apply as of 1/1/2017;

•	IFRS 16 – “Leasing”: new regulations shall apply as of 1/1/2019.

SECTION 2

Preparation criteria

The consolidated financial statements refer to the Parent Company Banca Carige and other Group companies, as defined in the terms indicated in Section 3 - Scope and methods of consolidation, which have adopted the accounting standards indicated in Part A.2 concerning the main items of the accounts. The Banca Carige Group Consolidated Financial Statements were prepared in accordance with the general principles of IAS 1 and guidance contained in Bank of Italy Circular no. 262 of 22 December 2005, 4th update of 15 December 2015. More specifically:

•	Consolidated Balance Sheet, Consolidated Income Statement and Consolidated Explanatory Notes. With reference to the Balance Sheet and Income Statement, no accounts were recognised if there was no amount for either this or the previous financial reporting year.

With regard to the Explanatory Notes, the tables were compiled only for the applicable items. In the Income Statement (statements and Explanatory Notes) revenues are indicated without a +/- sign, whereas costs are indicated in brackets.

•	Consolidated Statement of Comprehensive Income

In addition to the profit for the year, the statement of comprehensive income presents other profit components, split into items with and without reversal to profit or loss. No accounts are recognised in this statement if there was no amount for either this or the previous financial year; negative amounts are indicated in brackets.

•	Consolidated Statement of Changes in Shareholders’ Equity

The Statement of changes in shareholders’ equity illustrates the breakdown and changes in shareholders’ equity for the current and previous years.

The items are broken down into the Group’s and non-controlling interests’ shares of changes in shareholders’ equity.

•	Consolidated Statement of Cash Flows

The Statement of Cash Flows was prepared using the direct method.

•	Reporting currency and rounding

The financial statements and explanatory notes are expressed in thousands of euros.

In rounding off, the amount of items, sub-items and “of which” equal to or lower than EUR 500 are ignored; amounts greater than EUR 500 are rounded up to the nearest thousand. The rounded-off figures of each item are obtained by summing the rounded-off sub-items. The algebraic sum of differences from these roundings is shown under “Other assets/liabilities” in the Balance sheet and under “Other operating income/expenses” in the income statement.

In rounding off, the amounts in the Explanatory Notes equal to or lower than EUR 500 are ignored; amounts greater than EUR 500 are rounded up to the nearest thousand. Rounding off of the figures contained in the Explanatory Notes should in any case be performed in such a way as to ensure consistency with the amounts presented in the Balance sheet and Income statement.

•	Going concern

With reference to the requirements of IAS 1 and guidance provided in Document no. 2 of 6 February 2009 jointly issued by the Bank of Italy, Consob and ISVAP as subsequently updated, the Group reasonably expects to continue operating as a going concern in the foreseeable future, primarily in light of the:

•	compliance, as at 31 December 2016, with both the minimum consolidated capital requirement and liquidity ratio required by the ECB;

•	approval of the Update to the Group’s Strategic Plan by the Board of Directors on 28 February 2017, which provides for specific actions to be taken with a view to reducing the level of non-performing loans in response to the ECB’s request of 9 December 2016. From this Plan it is inferred, in particular, that, including on the basis of the planned capital strengthening, the Group has the current and forward-looking ability to comply with the own funds and liquidity prudential requirements likewise requested by the ECB on 9 December 2016, in view of its ability to absorb the impact of meeting the objectives required in terms of NPL reduction and related minimum coverage levels.

On the basis of the above, subject to the implementation of the actions outlined in the Plan, including the capital strengthening measures in particular, the Directors are of the opinion that the Group has the current and forward-looking ability to comply with the capital requirements set under the Supervisory Review and Evaluation Process (SREP) in the foreseeable future.

Despite the uncertainties associated with the current economic scenario, the financial statements were thus prepared based on the assumption of business continuity.

•	Accrual basis of accounting

Expenses and revenues are recognised, regardless of their monetary settlement date, according to the accrual and matching principles.

•	Consistency of presentation

Presentation and classification of items are kept consistent from one year to another to ensure comparability unless changes are required by an IFRS or interpretation or it is clear that another presentation or classification would be more appropriate for the reliable and material presentation of information. When the presentation or classification of items is changed, the corresponding amounts are restated accordingly, unless this is not feasible, and a description of the nature and reasons for the restatement is given.

•	Materiality and aggregation

Each material class of similar items was presented separately in the Financial statements. Items of a different nature or with different allocation were recognised separately, unless they were considered irrelevant.

•	Netting

Assets, liabilities, costs and revenues are not netted, unless required or permitted by an international accounting standard or interpretation or if this is expressly required by the financial statements in use for banks.

•	Comparative figures

Comparative information is provided for the previous period for all figures recorded in the financial statements based on the provisions of IAS 1.

Additional information is also provided when considered appropriate. The Financial statements also comply with the articles of the Italian Civil Code and corresponding provisions of the Consolidated Law on Finance (TUF) applicable to reporting obligations for listed companies (Article 2428, Italian Civil Code), auditing (Article 2409-bis, Italian Civil Code) and publication of financial statements (Article 2435, Italian Civil Code).

ESTIMATES AND ASSUMPTIONS IN THE PREPARATION OF FINANCIAL STATEMENTS AND ASSOCIATED UNCERTAINTIES

Preparation of the consolidated Financial Statements requires the use of estimates and assumptions for the calculation of certain cost and revenue components and for the valuation of assets and liabilities. Estimates and assumptions are more likely to be used for the fair value measurement of amounts recognised in relation to financial assets, with particular regard to loans to customers, goodwill and financial assets available for sale, and the quantification of provisions for personnel, provisions for risks and charges and tax items.

Loans were classified according to guidelines which are reflective of the consequences of the negative developments in the economic environment; loan-related valuations were estimated by the competent functions on the basis of evidence emerging from the monitoring of existing relations with borrowers and their economic-financial situation, while at the same time taking account of guidance received from the Supervisory Authority during the on-site inspection on credit risk, with a focus on collateral, provisions and securitisations, which was carried out between March and July 2016.

Partly in light of said guidance, the Group has launched some projects, still ongoing, to introduce some alignments to the policies, procedures and parameters used for the valuation of credit assets. For the part completed in 2016, the activity led to an increase in loan loss provisions.

It should be noted that an extension or worsening of the current economic-financial crisis may cause a further deterioration of the borrowers and issuers’ financial conditions, which may translate into higher losses on loans granted or on financial assets purchased than those currently estimated and accordingly considered during preparation of this financial report.

Similar effects may arise from completion of the afore-mentioned alignments of the policies, procedures and parameters used for the valuation of credit assets.

In the presence of an indication of impairment, an impairment test on residual goodwill was performed which revealed the need for a full write-down (see Section 13 of the Notes the Financial Statements: “Intangible assets: impairment test on goodwill”).

During preparation of the consolidated financial statements, tests were performed to determine any impairment of available-for-sale securities through an analysis aimed at assessing whether there is any indication of their impairment and determining their depreciation, if necessary. During the year, some AFS securities were impaired with non-material impact on profit and loss, except for value adjustments made by the Group to the stakes held in the Atlante Fund for an amount of EUR 5.4 mln and to the indirect shareholding in Cassa di Risparmio di Cesena for an amount of EUR 1.3 mln (see Section “Interbank Deposit Protection Fund (FITD) – Voluntary Scheme”, contained in “Other information”).

With regard to a quantification of the provisions for personnel and for risks and charges, an assessment is being made to estimate the amount, if due, and the timing of any potential expenditure connected with fulfilment of the obligations deemed probable to occur (for further details, see Section 12 of the Liabilities). In accordance with the provisions of IAS 37, the Group discloses in its Financial Statements those lawsuits which are deemed to give rise to a “likely” obligation.

In consideration of the significant amount of deferred tax assets recognised under the assets of the consolidated financial statements, an analysis was conducted to verify whether the forecasts of future profitability are such as to ensure their re-absorption and therefore justify their recognition and maintenance in the financial statements (also known as “probability test”). The probability test focused on the amount of deferred tax assets not potentially convertible into tax credits and highlighted a sufficient future taxable profit to recover, although in the long term, the deferred tax assets recognised in the Consolidated Financial Statements for the period ending 31 December 2016.

REGULATORY UPDATES

Reported below is information concerning the effects deriving from the application of the following international accounting standards:

IFRS 9 “FINANCIAL INSTRUMENTS”

The new accounting principle, published by the IASB on 24 July 2014, has replaced the previous versions published in 2009 and 2010, for the “classification and measurement” phase, and in 2013 for the “hedge accounting” phase. This publication completed the process of reform of IAS 39 which was defined in three phases, “classification and measurement”, “impairment”, “hedge accounting”. The review of “macro hedge accounting” rules remains to be completed, and the IASB has decided to initiate a separate programme from IFRS 9 for this purpose.

Mandatory application of the principle will become effective for annual periods beginning on or after 1 January 2018, with the option of earlier application of the whole principle or only the amendments relating to the accounting treatment of “own credit risk” for financial liabilities designated at fair value.

In 2015 the Banca Carige Group began the preparatory work for starting a project aiming to identify the main areas of impact and define the methodological framework of reference for the classification, measurement and impairment of financial assets. The analyses conducted thus far have underlined the credit area as that with the greatest impact; the new impairment model lays down the need to measure an expected loss, not only for non-performing assets, but also for performing assets for which there has been a significant deterioration compared to the date of granting.

These impacts are not limited to a probable increase in the cost of credit, necessarily linked to the transition from an “incurred” to an “expected” model, but also refer to the adjustments required in terms of both organisational and ICT procedures and processes, aiming to ensure the classification and monitoring of loans in different stages, and the need to establish solid models for estimating the probability of default on a time horizon aligned to the loans’ term to maturity, able on one hand to maximise the synergies with existing models and on the other hand also to incorporate “forward-looking” factors.

During the second half of the year, the Group initiated the project for transition to the new principle. The Project has not yet reached such a state of progress in the activities and analyses as to enable a reliable estimation of the impacts on equity following the first application of the new principle.

IFRS 15 “REVENUE FROM CONTRACTS WITH CUSTOMERS”

The principle, published by the IASB on 28 May 2014, introduced a single model for the recognition of all revenues deriving from contracts concluded with customers, superseding the previous standards/interpretations on revenues (IAS 18, IAS 11, IFRIC 13, IFRIC 15, IFRIC 18, SIC 31).

Application of the standard is mandatory for annual reporting periods starting from 1 January 2018, in line with the provisions of the document “IFRS 15 Effective Date” published by the IASB on 11 September 2015. The Banca Carige Group estimates it will initiate formal activities within the first half of 2017, to assess these impacts, which are in any case not expected to be significant.

IFRS 16 “LEASES”

The standard, which was issued by the IASB on 13 January 2016, introduces new rules for the recognition of leases, replacing previous international accounting principles and related interpretations (IAS 17, IFRIC 4, SIC 15 and SIC 27).

The standard provides a single lessee accounting model, superseding the current IAS 17 approach and eliminating the distinction between operating or finance leases. The approach to lessor accounting, instead, remains substantially unchanged from the provisions of IAS 17. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As a consequence, the lessee shall recognise in the balance sheet a liability for the obligation to make payments under the leasing contract (lease liabilities) and an asset for the right to use the underlying asset (right-of-use asset). Following initial recognition, the right-of-use asset is measured at cost less accumulated depreciation and accumulated impairment (applying requirements of IAS 16 and 36, respectively, and adjusted for any remeasurement of the lease liability). The liability, by contrast, is accreted to reflect the recognition of interest expense on the liability, reduced to reflect the lease payments made, and remeasured to reflect changes in the lease payments or the lease term Both the interest accrued on the lease liabilities and variable lease payments that are not included in the measurement of the lease liability are recognised in profit or loss in the period in which the event or condition that triggers payment occurs.

Lease contracts with a term of 12 months or less, or whose underlying asset has a low value are excluded from the scope of application of the new standard.

IFRS 16 applies to annual reporting periods beginning on or after 1 January 2019. Earlier application is permitted if IFRS 15 - ‘Revenue from Contracts with Customers’ has also been applied.

The Banca Carige Group has not yet begun activities to assess impacts, define the scope and the related accounting treatment used by the Group pursuant to the provisions set forth by the new accounting principle.

SECTION 3

Scope and methods of consolidation

1. Equity investments in wholly owned subsidiaries

The scope of consolidation has changed with respect to that used for the preparation of the financial statements as at 31 December 2015 following inclusion of special-purpose vehicles Lanterna Consumer S.r.l. and Lanterna Lease S.r.l. (albeit 5% owned but for which provisions of IFRS 10 are applicable), which were set up to carry out two securitisations respectively of consumer loans (Creditis Servizi Finanziari S.p.A. as the transferor) and leases (Banca Carige S.p.A. as the transferor).

It is further noted that Banca CARIGE Italia S.p.A. was merged by absorption by and into Banca Carige in the last quarter of the year. The merger had no effect on either shareholders’ equity or consolidated results.

1. Equity investments in wholly owned subsidiaries

Company name	Operating office	Registered office	Type of relationship (1)	Shareholding relationship		Voting rights (2) (3)
				held by	Shareholding %	Actual %	Potential %
A. Companies
A. 1 Consolidated line-by-line Banking Group
1. Banca CARIGE SpA	Genoa	Genoa
2. Banca del Monte di Lucca SpA	Lucca	Lucca	1	A1.1	60.00
3. Banca Cesare Ponti SpA	Milan	Milan	1	A1.1	100.00
4. Creditis Servizi Finanziari SpA	Genoa	Genoa	1	A1.1	100.00
5. Centro Fiduciario C.F. SpA	Genoa	Genoa	1	A1.1	96.95
6. Argo Mortgage 2 Srl	Genoa	Genoa	1	A1.1	60.00
7. Carige Covered Bond Srl	Genoa	Genoa	1	A1.1	60.00
8. Carige Covered Bond 2 Srl	Genoa	Genoa	1	A1.1	60.00
9. Lanterna Finance Srl (4)	Genoa	Genoa	4	A1.1	5.00
10. Lanterna Consumer Srl (4)	Genoa	Genoa	4	A1.1	5.00
11. Lanterna Lease Srl (4)	Genoa	Genoa	4	A1.1	5.00

Key

(1)	Type of relationship:

1 = majority of voting rights at ordinary shareholders’ meetings

2 = dominant influence at ordinary shareholders’ meetings

3 = agreements with other shareholders

4 = other forms of control

5 = unified management pursuant to art. 26, paragraph 1 of Legislative Decree 87/92

6 = unified management pursuant to art. 26, paragraph 2 of Legislative Decree 87/92

(2)	Voting rights available at ordinary shareholders’ meetings, both actual and potential
(3)	Value entered only if other than the percentage of ownership
(4)	Self-securitisation SPV, controlled under the requirements of IFRS 10.

As regards the scope of business, subsidiaries can be divided into banking institutions (Banca Carige S.p.A, Banca del Monte di Lucca S.p.A, Banca Cesare Ponti S.p.A.), consumer credit companies (Creditis Servizi Finanziari SpA), trust companies (Centro Fiduciario C.F. SpA.), special-purpose vehicles for securitisations (Argo Mortgage 2 S.r.l., Lanterna Finance S.r.l., Lanterna Consumer S.r.l. and Lanterna Lease S.r.l.), and the special-purpose vehicles for the issuance of covered bonds (Carige Covered Bond Srl and Carige Covered Bond 2 Srl).

It is noted that the special-purpose vehicles Argo Mortgage 2 S.r.l., Lanterna Finance S.r.l., Carige Covered Bond S.r.l. and Carige Covered Bond 2 S.r.l. were all consolidated line by line. The assets were not derecognised from the financial statements of the respective transferors under either the securitisations or disposals for the issuance of covered bonds as all connected risks and rewards were substantially retained by the Group.

These Consolidated Financial Statements were prepared using the reporting packages as at 31 December 2016 made available by the Parent Company and the other consolidated entities, as approved by their respective governing bodies and drafted according to the IASs/IFRSs approved and effective as at the reporting date, according to guidance provided by the Parent Company.

2. Significant judgements and assumptions in determining the scope of consolidation

According to the IASs/IFRSs, the scope of consolidation includes all directly or indirectly controlled entities.

The concept of control applied is that outlined in the IFRS 10 — Consolidated financial statements. The companies that were considered to be subsidiaries and therefore included in the scope of line by line consolidation are all those companies in which the Parent Company has all of the following elements:

•	control over the entity in which the investment is held, or sufficient rights that give it the ability to direct the investee’s activities;

•	exposure to positive or negative variable returns, deriving from its involvement with the investee, that vary as a result of the investee’s performance;

•	the ability to use its power over the investee to affect the amount of its returns.

All subsidiaries were included in the scope of consolidation. Excluded from the scope of consolidation, however, were non-investees for which shares with voting rights were received on pledge, inasmuch as the guarantee obtained was intended as a credit protection instrument and not as an instrument to exercise influence over the companies in question.

The special-purpose vehicles Lanterna Finance S.r.l., Lanterna Consumer S.r.l and Lanterna Lease S.r.l., set up to carry out securitisation transactions, were considered to be subsidiaries and were thus included in the scope of consolidation, although they are only 5% owned.

At the reporting date, no jointly controlled companies were identified, to which the IFRS 11 — Joint Arrangements applies.

3. Equity investments in wholly-owned subsidiaries with significant non-controlling interests

3.1 Non-controlling interests, availability of votes of non-controlling interests and dividends distributed to non-controlling interests

Company name	Non-controlling interests %	Voting rights held by non-controlling interests % (1)	Dividends paid to non-controlling interests
1. Banca del Monte Lucca SpA	40.00	40.00	—

(1)	Votes available at ordinary shareholders’ meeting

3.2 Significant non-controlling interests: accounting information

Company Name	Total assets	Cash and cash equivalents	Financial assets	Tangible and intangible assets	Financial liabilities	Shareholders’ equity	Net Interest Income	Net interest and other banking income	Operating expenses	Profit (loss) before tax from continuing operations	Profit (loss) after tax from continuing operations	Profit (loss) after tax from discontinued operations	Net Profit (Loss) (1)	Other comprehensive income after tax (2)	Total comprehensive income (3)= (1)+(2)
Banca del Monte Lucca SpA	844,175	10,660	763,717	19,263	755,371	72,544	11,385	19,590	(17,078)	(16,072)	(10,814)	—	(10,814)	(106)	(10,920)

4. Significant restrictions

It is noted that, under the requirements of paragraph 13 of IFRS12, no material or legal restrictions or constraints exist that may hinder the prompt transfer of capital resources within the Group. The only existing constraints are the ones that can be traced to (i) regulatory provisions, which may require a minimum amount of own funds or a Liquidity Coverage Ratio (LCR) to be held, and a ban on dividend pay-out, and (ii) the Italian Civil Code provisions on reserves and profit distribution.

5. Other information

Investments in associates, i.e. companies subject to significant influence, were measured at equity.

Equity investments in companies subject to significant influence (consolidated using the equity method)

Company name	Operating office	Registered office	Shareholding relationship		Voting rights
			held by	Shareholding %	Actual %	Potential %
A. Companies consolidated at equity
1. Autostrada dei Fiori S.p.A.	Savona	Savona	Banca Carige SpA	20.62

With reference to Autostrada dei Fiori SpA, it is noted that the latest reporting package as at 30 September 2016 was used, as approved by its Board of Directors pursuant to the IAS/IFRS accounting standards. The Consolidated Income Statement thus reflects the 12-month result of the investee, from 30 September 2015 to 30 September 2016. The misalignment between the reporting date of the Financial Statements and the latest approved Reporting package is explained by the need to comply with the tight deadlines for European supervisory reporting (COREP and FINREP) using the figures approved by the governing bodies of the subsidiaries and associates.

With reference to companies over which the Group exerts significant influence, measurement at cost was maintained for companies that are not considered value-relevant, in accordance with the general principles set out in the framework.

Equity investments in companies subject to significant influence excluded from the equity method

Company name	Operating office	Registered office	Shareholding relationship		Voting rights
			held by	Shareholding %	Actual %	Potential %
1. Nuova Erzelli S.r.l.	Genoa	Genoa	Banca Carige SpA	40.00

Illustrated below are the characteristics of the two consolidation methods adopted.

Line-by-line consolidation

Financial statements, prepared using line-by-line consolidation, reflect the capital, economic and financial position of the Group, intended as one business entity. For this purpose four operational steps are required:

•	standardise the accounting policies applied within the scope of consolidation, introducing adjustments as necessary, should a member of the Group have adopted principles other than those used in the consolidated financial statements for similar transactions and events under similar circumstances;

•	aggregate the financial statements of the Parent Company and its subsidiaries line by line. The corresponding values of assets, liabilities, shareholders’ equity, revenues and expenses are then summed up;

•	offset the value of investments in subsidiaries against the corresponding portion of shareholders’ equity for those companies as at the date of their first-time recognition in the consolidated financial statements. At the acquisition date, the fair values of all assets and liabilities acquired are measured and goodwill is determined as required by IFRS 3. Being an intangible asset with an indefinite useful life, goodwill is not amortised: however, its carrying amount is tested for impairment annually or whenever there is an indication that it may have incurred a long-lasting loss in value to verify that its recoverable value remains higher. Negative differences are recognised in the Income Statement. The minority interest share of shareholders’ equity and profit (loss) is recognised as a separate item;

•	cancel significant intra-group balance-sheet and profit and loss entries between companies subject to line-by-line consolidation.

Consolidation at equity

Through the equity method, an investment is initially recognised at cost and then adjusted according to changes in the investor’s share of the investee’s shareholders’ equity. The portion of changes in shareholders’ equity resulting from gains or losses of the investee are recognised to “Gains (losses) on investments in associates and companies subject to joint control” in the Income Statement. The shares of changes in shareholders’ equity indicated in the balance sheet of the investee without passing through profit or loss are instead recognised directly to Reserves.

The difference between the cost of the investment and the share of shareholders’ equity acquired is treated using a similar approach to line-by-line consolidation, except that if there is a positive residual difference (goodwill), it is not recognised to its own separate item among intangible assets, and therefore tested separately for impairment, but remains posted under Equity Investments.

The entire book value of the investment is tested for impairment by comparing its recoverable value and its carrying amount if there is evidence that the value of the investment has decreased. Any intragroup gains or losses are cancelled.

SECTION 4

Subsequent events

At its meeting of 24 January 2017, the Board of Directors approved the disposal -to be completed by the end of the year- of one or more portfolios of eligible residential and commercial mortgage loans—originated or renegotiated by Banca Carige S.p.A. and Banca del Monte di Lucca S.p.A.—for a maximum total nominal amount of EUR 600 mln—to the special-purpose vehicles, Carige Covered Bond S.r.l. and Carige Covered Bond 2 S.r.l., under the scope of the OBG1 and OBG2 issuing programmes, as well as the granting of subordinated debt, in one or more tranches, to the foregoing vehicles in connection with each portfolio sold, for a maximum amount equal to the value of the assets sold.

On 10 February 2017, the Board of Directors decided to convene the Ordinary Shareholders’ Meeting in one call for 28 March 2017, with the third item on the agenda being the “Authorisation for liability action against former directors”.

At the following meeting of 21 February 2017, the Board approved the Directors Reports to the Shareholders’ Meeting regarding the afore-mentioned item, namely the “Report requesting authorisation to take liability action against former directors, Piero Luigi Montani and Cesare Castelbarco Albani” (for more information, please see the Section “Disposal of Insurance Companies – guarantees and commitments” in Part A of the Notes to the Financial Statements, and “Report requesting authorisation to take liability action against former director, Giovanni Alberto Berneschi” (for more information, please see the Section “Risks related to ongoing proceedings” in Part E of the Notes to the Financial Statements).

At the same meeting, Banca Carige’s Board of Directors approved Banca Cesare Ponti’s share capital increase with consideration, subject to prior authorisation by the Supervisory Authority, for an amount ranging between EUR 8 and EUR 14 mln to be obtained through the issuance of 6 mln ordinary shares via a rights issue for its sole shareholder at the price of EUR 2 each, for an overall amount of EUR 12 mln (of which EUR 6 mln nominal value and EUR 6 mln share premium) and the ensuing amendment of art. 5 of the Subsidiary’s Articles of Association. On 24 February 2017, the Board of Directors of Banca Cesare Ponti adopted the same resolution.

At its meeting of 28 February 2017, the Board of Directors of Banca Carige unanimously approved the update of the 2016-2020 Strategic Plan, the guidelines of which are reported in the Report on Operations under “Main risks and uncertainties and business outlook”.

SECTION 5

Other aspects

National tax consolidation option

The Carige Group adopted the “national tax consolidation” option, as regulated by articles 117-129 of the Consolidated Law on Income Tax (Testo Unico delle Imposte sui Redditi—“TUIR”) that was introduced in the Italian tax legislation by Legislative Decree No. 344/2003. It consists of an optional treatment, whereby the total net income or the tax loss of each subsidiary participating in the tax consolidation—together with the withheld amounts, the deductions and tax credits—are transferred to the parent company, for which a single taxable income or a single reportable tax loss is determined (resulting from the algebraic sum of its own income/losses and of those of the participating subsidiaries) and, consequently, a single tax payable/receivable is calculated.

By virtue of this option, the Parent Company Banca Carige, the other banks of the Group and Creditis Servizi Finanziari S.p.A., which adhered to the “national tax consolidation” regime, determine their share of tax burden and transfer the corresponding taxable income to the Parent Company.

Auditing

The Consolidated Financial Statements are audited by EY S.p.A. (former Reconta Ernst & Young S.p.A.), in accordance with the Banca Carige Shareholders’ Meeting Resolution of 29 April 2011, which appointed this company for the years from 2012 through 2020.

A.2 – MAIN ITEMS OF THE ACCOUNTS

For the different items in the Balance Sheet, this section illustrates the criteria adopted for the classification, recognition, measurement, cancellation and reporting of income components.

1. FINANCIAL ASSETS HELD FOR TRADING

Classification criteria

A financial asset or financial liability is classified as held for trading if it is:

a)	acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

b)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

c)	a derivative contract (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

The category of financial assets held for trading includes debt securities, equity instruments and the positive values of derivative contracts held for trading (negative values are posted to the item “Financial liabilities held for trading”).

A derivative is a financial instrument or other contract with all three of the following characteristics:

a)	its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;

b)	it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c)	it is settled at a future date.

Derivatives held for trading include those which are operationally linked to financial assets and/or liabilities carried at fair value (subject to the fair value option) or classified as held for trading with settlement of spreads or margins expected to take place on different maturities (“multiflow” contracts) and derivatives embedded in complex financial instruments, which were recognised separately because:

•	their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contracts;

•	the embedded instruments meet the definition of a derivative contract;

•	hybrid instruments are not measured at fair value, with related changes in fair value recognised in profit or loss.

Reclassification out of other classes of financial instruments is not possible.

1)	Reclassification to other classes of financial instruments is not possible for derivative contracts;

2)	Non-derivative financial assets—to assets held for sale and assets held to maturity: the reclassification is possible if the financial asset to be reclassified:

•	is no longer held for the purpose of selling or repurchasing it in the near term;

•	no longer meets the definition of a loan or receivable at the date of reclassification

•	“rare circumstances” apply, which should be understood as circumstances arising from one single event that is unusual and highly unlikely to recur in the near term

3)	Non-derivative financial assets—to Loans and Receivables: the reclassification is possible if the financial asset to be reclassified:

•	is no longer held for the purpose of selling or repurchasing it in the near term;

•	meets the definition of a loan or receivable at the date of reclassification;

•	the entity has the intention and ability to hold the asset for the foreseeable future or until maturity.

The reclassified financial asset is recognised to the new category at its fair value as at the reclassification date. Any gain or loss already recognised in profit or loss (including any capital gains or losses from measurement) shall not be reversed. The fair value of the financial asset as at the reclassification date represents the new cost or amortised cost and the effective rate of return to be used for recognising interest in profit or loss must be calculated from that moment on.

Recognition criteria

Financial assets held for trading are initially recognised at fair value, usually for an amount equal to the price paid, less transaction costs or proceeds that are directly attributable to the financial asset, which are recognised directly in profit or loss.

Debt securities, equity instruments and units in UCITS (Undertakings for Collective Investment in Transferable Securities) are recognised at settlement date; any changes in fair value occurring between the trade date and settlement date are recognised in profit or loss.

Derivative contracts are recognised at the date when they are entered into.

Measurement criteria

After initial recognition, financial assets held for trading are designated at fair value, with changes in fair value recognised in profit or loss.

The criteria adopted for measuring the fair value of financial instruments are reported in Section A.4, “Information on Fair Value”.

Transactions in derivatives settled through central clearing platforms, are subject to netting of positive and negative values under IAS 32, applying the conventional criteria described in Circular 262/2005, when both of the following requirements are met:

a)	an entity has a legally enforceable right to set off the recognised amounts; and

b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Debt securities and units in UCITS that are not quoted in an active market and whose fair value cannot be reliably measured, are measured at cost.

Derecognition criteria

Financial assets held for trading are derecognised when they are sold, substantially transferring all related risks and rewards, or when the contractual rights to the cash flows from the financial assets expire.

Criteria for the recognition of income

Interest income on debt securities, as well as spreads and margins on derivatives operationally linked to financial assets and/or liabilities carried at fair value (subject to the fair value option) or classified as held for trading with settlement of spreads or margins expected to take place on different maturities (”multiflow“ contracts) are recognised on an accrual basis under the sub-items of interest income.

Dividends are recognised on an accrual basis with reference to the date of the resolution adopted for the payout by the Shareholders’ Meeting and are posted to the item “Dividends and similar income”. Gains and losses from trading and capital gains and losses arising from fair value measurement are recognised through profit or loss in the period in which they arise and are posted to the item “Net profit (loss) from trading”, except for the profit or loss components of financial derivative contracts linked to the fair value option which are posted to the item “Net profit (loss) from financial assets and liabilities designated at fair value”.

2. FINANCIAL ASSETS AVAILABLE FOR SALE

Classification criteria

Available-for-sale financial assets are those non-derivative financial assets that are not classified as loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss.

More specifically, this category includes:

•	equity investments that are not managed for trading and do not qualify as interests in subsidiaries, associates and joint ventures;

•	private equity funds and similar;

•	equity instruments acquired for non-performing loan restructuring transactions;

•	equity instruments in connection with contributions paid to the Voluntary Scheme of the Interbank Deposit Protection Fund (FITD) for actions concerning the acquisition of investments.

Reclassification out of the other categories of financial assets is allowed in the following cases:

•	out of financial assets held for trading: if the financial asset to be reclassified:

•	is no longer held for the purpose of selling or repurchasing it in the near term;

•	does not meet the definition of a loan or receivable at the date of reclassification;

•	“rare circumstances” apply, which should be understood as circumstances arising from one single event that is unusual and highly unlikely to recur in the near term.

•	out of financial assets held to maturity: if there is a change in intention or ability to hold the asset until maturity, if the fair value becomes available or if the asset is sold or a significant reclassification occurs (a.k.a the “tainting provision”).

For transfers out of the HFT category, the reclassified financial asset is recognised to the new category at its fair value as at the reclassification date. Any gain or loss already recognised in profit or loss (including any capital gains or losses from measurement) shall not be reversed. The fair value of the financial asset on the date of reclassification becomes its new cost or amortised cost and the effective rate of return to be used for recognising interest in profit or loss must be calculated from that moment on.

For transfers out of the HTM category, the value of the financial instrument is adjusted to its fair value as at the date of transfer, and the difference between the asset’s carrying amount and fair value as at the date of transfer is posted to the AFS reserve and retained until the asset is derecognised.

Reclassification to the other categories of financial assets is allowed in the following cases:

•	to Loans and Receivables: if the financial asset to be reclassified meets the definition of a loan or receivable at the date of reclassification and the entity has the intention and ability to hold the asset for the foreseeable future or until maturity.

•	to financial assets held to maturity: if there is a change in intention or ability to hold the asset until maturity, if a reliable measure of fair value is no longer available or if the two-year “tainting period” has passed.

For reclassification out of the AFS category also, the reclassified financial asset is recognised to the new category at its fair value as at the reclassification date; this value represents the amortised cost of the instrument and interest is recognised in profit or loss according to the effective rate of return calculated on the date of reclassification. Gains or losses previously recognised in the valuation reserve for AFS securities, if referring to an instrument with a predetermined maturity, are amortised on a straight line basis according to the amortised cost method, whilst instruments without a predetermined maturity are suspended in the reserve until their sale or maturity.

Recognition criteria

Financial assets available for sale are initially recognised at fair value, usually for an amount equal to the price paid, plus transaction costs or proceeds that are directly attributable to the financial asset.

Transaction costs and proceeds directly attributable to the initial recognition of financial assets available for sale are incremental costs directly attributable to the acquisition, issue or disposal of the financial assets which can be immediately determined as at that date; transaction costs do not include costs which, although having the same characteristics, may be subject to repayment by the counterparty or included under normal internal administrative costs. any changes in fair value occurring between the trade date and settlement date are posted to an equity reserve.

Derecognition criteria

Financial assets available for sale are derecognised when they are sold, substantially transferring all related risks and rewards, or when the contractual rights to the cash flows from the financial assets expire.

Revenue recognition and measurement criteria

In the absence of impairment losses, financial assets available for sale are subsequently measured at fair value, with changes in fair value recognised in equity.

The criteria adopted for measuring the fair value of financial instruments are reported in Section A.4, “Information on Fair Value”.

Debt securities and units in UCITS that are not quoted in an active market and whose fair value cannot be reliably measured, are measured at cost.

At the end of each annual or interim reporting period, an assessment is made to verify whether there is a loss event that has an impact on the estimated future cash flows of the financial assets (impairment). If any such evidence exists, the impairment loss, measured as the difference between its initial purchase price and fair value, is posted to “Net impairment losses/reversals - financial assets available for sale” in profit or loss, with the equity reserve previously created for said assets being zeroed out.

If the reasons for long-term impairment cease to apply as a result of events occurring after the impairment was recognised:

•	for debt securities: the previously recognised impairment loss shall be reversed to the item “Net impairment losses/reversals - financial assets available for sale” in profit or loss up to the carrying amount, whereas any surplus is recognised in equity;

•	for equity securities and units in UCITS (other than those measured at cost for which the loss will not be recovered): the amount shall be posted to an equity reserve.

For additional information about the procedures for determining the impairment of securities in the portfolio, please see specific paragraph in Section “17 - Other Information”.

Interest income on debt securities is recognised on an accrual basis using the effective interest method as “Interest and similar income”.

Dividends are recognised on an accrual basis with reference to the data of the resolution adopted for the payout by the Shareholders’ Meeting and are posted to the item “Dividends and similar income”. Gains and losses from disposal of available-for-sale financial assets are recognised through profit or loss in the period in which they arise and are posted to the item “Gains (losses) from disposal/repurchase - available-for-sale financial assets”, which includes what is known as the recycle of the equity reserve to profit or loss.

3. FINANCIAL ASSETS HELD TO MATURITY

The Banca Carige Group does not have any held-to-maturity financial assets.

4. LOANS, GUARANTEES ISSUED AND COMMITMENTS

Classification criteria

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

•	those that the entity upon initial recognition designates as available for sale; or

•	those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

An interest acquired in a pool of assets that are not loans or receivables (for example, an interest in a mutual fund or a similar fund) is not a loan or receivable.

Classified in this category are loans and receivables, either granted directly or purchased from third parties, concerning loans to banks and customers, debt securities, repurchase agreements, and receivables originating from financial leases or factoring arrangements.

Reclassification to other classes of financial instruments is not possible.

Reclassification out of the other categories of financial assets is allowed in the following cases:

•	out of financial assets held for trading: if the financial asset to be reclassified:

•	is no longer held for the purpose of selling or repurchasing it in the near term;

•	meets the definition of a loan or receivable at the date of reclassification;

•	the entity has the intention and ability to hold the asset for the foreseeable future or until maturity.

•	out of financial assets available for sale: if the financial asset to be reclassified:

•	meets the definition of a loan or receivable at the date of reclassification;

•	the entity has the intention and ability to hold the asset for the foreseeable future or until maturity.

For transfers from the HFT category, the reclassified financial asset is recognised to the L&R category at its fair value as at the reclassification date. Any gain or loss already recognised in profit or loss (including any capital gains or losses from measurement) shall not be reversed. The fair value of the financial asset as at the reclassification date becomes its new cost or amortised cost and the effective rate of return to be used for recognising interest in profit or loss must be calculated from that moment on.

Similarly, for reclassification from the AFS category, the reclassified financial asset is recognised to the L&R category at its fair value as at the reclassification date; this value represents the amortised cost of the instrument and interest is recognised in profit or loss according to the effective rate of return calculated on the date of reclassification. Gains or losses previously recognised in the valuation reserve for AFS securities, if referring to an instrument with a predetermined maturity, are amortised on a straight line basis according to the amortised cost method, whilst instruments without a predetermined maturity are suspended in the reserve until their sale or maturity.

Recognition criteria

Loans and receivables are initially recognised when the bank becomes a party to the contractual provisions of the instrument and thus acquires the unconditional right to receive payment of the amounts under the contract. Debt securities are recognised on the date on which settlement takes place.

Financial assets which are assumed to be granted or issued at market interest rates, are initially recognised at their fair value (corresponding to the amount granted or subscription price) plus any directly attributable transaction costs.

Transaction costs and proceeds directly attributable to the initial recognition of Loans and Receivables are incremental costs directly attributable to the acquisition, issue or disposal of the financial assets which can be immediately determined as at that date; transaction costs do not include costs which, although having the same characteristics, may be subject to repayment by the counterparty or included under normal internal administrative costs.

If loans bearing an off-market or zero interest rate are originated, the contractual cash flows are discounted at the financial instrument’s original market interest rate in place at the date of initial recognition with the difference between the amount granted or underwritten (plus directly attributable transaction costs or proceeds) being posted in profit or loss to the relevant profit or loss item depending on the underlying; if the difference is attributable to the financial difficulty of the borrower or other hardly identifiable specific events, an impairment loss is recognised.

Measurement criteria

After initial recognition, Loans and Receivables are measured at amortised cost, using the effective interest method.

The amortised cost is the amount measured at initial recognition minus principal repayments, plus or minus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, and minus any reduction for impairment or uncollectibility. The effective interest method is a method of calculating the amortised cost and of allocating the interest income or interest expense over the relevant period; the effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument, including both directly attributable transaction costs and revenues and all fees paid or received between parties to the contract, so as to exactly obtain the initial recognition value.

The estimate of cash flows and the expected life of a financial instrument shall consider all the relevant contractual terms (for example, prepayment, extension, call and similar options), but shall not consider the expected credit losses.

If interest rates and transaction costs vary according to market parameters, the financial asset’s effective interest rate shall be periodically redetermined in accordance with the variation in the contractual rate and related future cash flows.

The original effective interest rate may not be modified, not even when the contractual terms are renegotiated or modified due to the financial difficulty of the borrower; on the contrary, a variation due to circumstances other than the financial difficulty of the borrower, such as legal requirements, entails the consequent revision of the original effective interest rate.

The amortised cost method is not applied to short-term loans (with term to maturity up to 12 months), loans with an indefinite life or revolving inasmuch as the effects of application of discounted cash flows are deemed negligible. These types of loans and receivables are therefore measured at their historical cost.

At the end of each annual or interim reporting period, a review of the loan book is made to identify the exposures which, following events occurring after their recognition, may show objective evidence of loss events that have an impact on the future cash flows that can be reliably estimated (impairment).

For a description of the impairment testing methods for securities, please see “Section 17 - Other information”.

Objective evidence that a financial asset or group of assets is impaired includes observable data about the following loss events:

a)	significant financial difficulty of the issuer or obligor;

b)	a breach of contract, such as a default or delinquency in interest or principal payments;

c)	the lender, for reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

e)	the disappearance of an active market for that financial asset because of financial difficulties; or

f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including:

i.	adverse changes in the payment status of borrowers in the group;

ii.	national or local economic conditions that correlate with defaults on the assets in the group.

Individual assessment (at individual exposure level) is required when one of the following conditions applies:

•	the amount of the individual loan or receivable is significant;

•	evidence of the impairment is available at the individual exposure level;

•	The expected loss on the exposure has already been measured.

Loans and receivables which should be individually assessed and did not show any objective evidence of impairment, and loans and receivables which should not be individually assessed, are assessed on a collective basis.

Loans and receivables showing evidence of impairment, which are assessed individually, include the non-performing loans classified as Bad Loans and Unlikely-To-Pay exposures, as defined in the Supervisory Regulations1. Owing to their specific characteristics, non-performing past-due loans and/or overdrafts (hereinafter “Past Due” exposures) are collectively assessed, in a way similar to the exposures included in the performing loan portfolio.

All significant loans and receivables classified as Performing exposures or as non-performing Past Due exposures) during the usual course of business are subject to a preliminary assessment to determine whether the requirements are met for them to be classified under one of the non-performing loan categories to which collective assessment applies or whether they should be collectively assessed, having determined that no objective evidence of impairment exists.

As part of the individual assessment, two different assessment approaches are possible:

•	a “manual” individual assessment, carried out on exposures exceeding a quantitative materiality threshold set out in the internal regulations, by analysts of the units in charge who determine the expected future cash flows and the time frame required for their collection. This test takes into account the type, value and enforceability of any guarantees in support of the loan.

•	an “automated” individual assessment, carried out on exposures which are below a quantitative materiality threshold set out in the internal regulations or which were not subject to manual assessment before. For these exposures, the assessment is still performed on an individual basis, but is automated, with amounts expected to be recovered being determined through mechanisms based on the evidence of loss contained in the Group’s historical archives in relation to different combinations of guarantees, exposures and type of borrowers.

Loans and receivables for which no objective evidence of impairment is individually assessed, are assessed on a collective basis by homogeneous categories in terms of credit risk, with Ioss rates being estimated by taking account of the time series of losses incurred by each group.

Impairment losses are measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate (the discounted recoverable value), and are recognised in profit or loss.

For floating-rate loans and receivables, changes in the estimation of future cash flows to reflect the movements in the market rates of interest has the effect of altering the effective interest rate.

If the terms of an existing loan or receivable are renegotiated or otherwise modified due to the financial difficulty of the borrower or the lender, the amount of the loss is measured using the original interest rate effective before the terms were modified.

For financial assets acquired at a deep discount that reflects incurred credit losses, such incurred credit losses shall be included in the estimated cash flows when computing the effective interest rate.

[1]	The definitions are contained in the paragraph “Credit Quality” of the General Instructions for preparation of the “Chart of Accounts” (Bank of Italy’s Circular no. 272/2008) and are referenced to in Bank of Italy’s Circular no. 262/2005 “Banks’ financial statements: layout and preparation”.

Any increases in value (reversals) occurring in a subsequent period shall be recognised in profit or loss, for an amount not exceeding what the amortised cost would have been had the impairment not been recognised at the date the impairment is reversed, provided the increase can be objectively related to an event occurring after the prior impairment loss was recognised.

The provisions for guarantees issued and commitments with third parties are calculated on an individual and collective basis by applying the same criteria as adopted for on-balance-sheet loans. The assessment of risks and charges, with a view to estimating the expenditure required to settle obligations, is made according to the criteria of IAS 37 and its related provision is posted to the balance sheet item “Other Liabilities”, as set forth by Bank of Italy’s Circular no. 262/2005.

Derecognition criteria

Loans and receivables are derecognised when they are sold, substantially transferring all related risks and rewards, or when the contractual rights to their cash flows expire, or when the loan or receivable is considered fully or partially irrecoverable.

In this respect, IAS 392 clarifies that:

•	an exchange of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial instrument and the recognition of a new financial instrument;

•	Similarly, a substantial modification of the terms of an existing financial asset or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial asset and the recognition of a new financial asset;

•	the terms are considered as substantially different if the discounted present value of the cash flows under the new terms, discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the cash flows of the original financial asset.

•	The difference between the carrying amount of the extinguished financial asset and the fair value of the new asset, shall be recognised in profit or loss.

IFRIC 19 provides the following guidance to address the accounting treatment of a financial liability settled, in full or in part, by equity instruments issued by the debtor:

•	the equity instruments issued cause the derecognition of the financial liability;

•	the value of the equity instrument is ‘consideration paid’ to extinguish the financial liability;

•	the equity instrument issued should be measured at its fair value;

•	The difference between the carrying amount of the derecognised liability and the initial value of the equity instrument should be recognised in profit or loss.

For securitisations, retained securitisations and disposal transactions structured for the purpose of issuing Group-originated covered bonds, the assets were not derecognised from the financial statements of the transferring entities because in all of these transactions the originator substantially retains all the risks and rewards.

For securitisations, retained securitisations and disposal transactions structured for the purpose of issuing Group-originated covered bonds, the assets were not derecognised from the financial statements of the transferring entities because the originator substantially retains all the risks and rewards in all of these transactions. Securities subscribed for by third parties are posted in the Liabilities to the item “Debt securities in issue”. Liquidity deposited by the special-purpose vehicles with entities outside the Group is posted to the item “Loans to banks” of the Assets.

Criteria for the recognition of income

Interest and similar income relating to loans and receivables is recognised on an accrual basis as “Interest and similar income”, using the effective interest method for loans and receivables other than short-term receivables (with term to maturity up to 12 months), with an indefinite life or revolving.

[2]	In particular, paragraphs 26, 39, 40, 41 and AG62 (paragraphs 39, 40, 41 and AG62 refer to financial liabilities but were deemed applicable by analogy to financial assets, as well).

Gains and losses from disposal of loans and receivables are recognised through profit or loss in the period in which they arise and are posted to the item “Gains (losses) from disposal/repurchase—L&R”. Losses and reversals on loans, guarantees issued and commitments are posted in profit or loss to “Net losses/reversals on impairment of loans” and include recoveries associated with time value. Losses and reversals on non-performing loans are classified, according to Bank of Italy’s Circular no. 262/2005, as “specific write-downs/write-backs”.

5. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS

The Banca Carige Group does not have any financial assets measured at fair value.

6. HEDGING DERIVATIVES

Classification criteria

The aim of risk hedging transactions is to neutralise potential losses on a given element or group of elements (hedged item) attributable to a specified risk, through profits achieved on a different element or group of elements (hedging instrument) should the risk-related event actually occur.

The types of hedging under IAS 39 include:

•	fair value hedge: a hedge of the exposure to adverse changes in fair value of financial assets and liabilities that is attributable to a particular risk;

•	cash flow hedge: a hedge of the exposure to adverse variability in expected future cash flows that is attributable to a financial asset or liability or a highly probable forecast transaction.

•	hedge of a net investment in a foreign operation: a hedge of the exposure to adverse variability in expected future cash flows of a foreign currency operation.

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

•	At the inception of the hedge there is formal designation and documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item, the nature of the risk being hedged and the criteria to assess the hedging instrument’s effectiveness;

•	The hedge is expected to be “highly effective” i.e. changes in the hedged item’s fair value or cash flows are expected to be almost completely offset by corresponding changes in the hedging instrument. This offsetting effect is expected to be achieved consistently with the originally documented risk management strategy (for that particular hedging relationship).

Moreover, the effectiveness of the hedge (i.e. the related fair value) must be reliably measured;

•	The effectiveness of the hedge is assessed at inception and on an ongoing basis throughout the financial reporting periods for which the hedge was designated. A hedge is regarded as highly effective if, at the inception of the hedge and in subsequent periods, changes in the hedged item’s fair value or cash flows are expected to be almost completely offset by corresponding changes in the hedging instrument, and if the actual results of the hedge demonstrate that it was effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, within a range of 80-125 per cent;

•	Effectiveness is assessed at the time the annual or interim financial statements are prepared;

•	In the event of a hedge of forecast transactions, the finalisation of the transaction must be highly probable.

Only instruments that involve a party external to the reporting entity can be designated as hedging instruments.

The following types of hedges are considered by the Group, which uses only derivative contracts as hedging instruments:

•	fair value hedges: used to hedge interest rate risk for specific, individually identifiable items -such as loans to customers, securities classified under assets available for sale, bond loans- and to hedge foreign exchange risk;

•	cash flow hedges: used to hedge exposure to variability in future cash flows that are attributable to items in the financial statements or forecast transactions involving portfolios of liabilities (in which the individual elements are not identified) and specifically identified individual elements, such as bond loans.

Recognition criteria

Hedging derivatives are initially recognised at fair value, usually for an amount equal to the price paid, less transaction costs or proceeds that are directly attributable to the financial asset, which are recognised directly in profit or loss.

Measurement criteria

After initial recognition, hedging derivatives are designated at fair value.

The criteria adopted for measuring the fair value of financial instruments are reported in Section A.4, “Information on Fair Value”.

Transactions in derivatives settled through central clearing platforms, are subject to netting of positive and negative values under IAS 32, applying the conventional criteria described in Circular 262/2005, when both of the following requirements are met:

a)	an entity has a legally enforceable right to set off the recognised amounts; and

b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

For fair value hedges, changes in fair value attributable to both derivative contracts and to the hedged risks of each hedged instrument are recognised in profit or loss as “Net profit (loss) from hedging”.

The bank availed itself of the option of discontinuing the hedge accounting amortisation of the adjustment to the hedged item until the hedging relationship remains effective.

For cash flow hedges, only derivative contracts are accounted for: If the hedging relationship is 100% effective, the change in the fair value of the derivative contract is accounted for as an offsetting entry to movements in the cash flow hedge valuation reserve, whereas, if the hedging relationship is totally or partly ineffective, the share of fair value associated with the ineffective portion is recognised in profit or loss as “Net profit (loss) from trading”.

More specifically:

•	the share of profit or loss associated with the hedging derivative that, in absolute amounts, equals the change in fair value of the expected future cashflows on the hedged items is recognised in equity; any share of profit or loss associated with the hedging derivative that, in absolute amounts, exceeds the change in fair value of the expected future cashflows on the hedged items is immediately recognised in profit or loss (“overhedging”);

•	if the cumulative gain or loss on the hedged item exceeds the cumulative gain or loss on the hedging instrument (“underhedging”), the change in the derivative’s fair value is recognised in equity;

•	the equity reserve is “released” to profit or loss in the period (or periods) in which movements of hedged items are registered in the income statement (for example when amortisation, interest or capital losses are booked). However, if it is expected that all or a portion of a loss recognised in equity will not be recovered in one or more future periods, the amount that is not expected to be recovered shall be reclassified into profit or loss as a reclassification adjustment.

Derecognition criteria

For fair value hedges, an entity shall discontinue prospectively the hedge accounting if:

a)	the hedging instrument expires or is sold, terminated or exercised;

b)	the hedge no longer meets the criteria for hedge accounting described above;

c)	the entity revokes the designation.

If the hedged financial instruments are assets or liabilities which are carried at amortised cost, the cumulative change in fair value identified in prior periods is recognised in profit or loss as “Interest” using the effective interest method.

For cash flow hedges, an entity shall discontinue prospectively the hedge accounting if:

a)	the hedging instrument expires or is sold, terminated or exercised.

In this case, the cumulative gain or loss on the hedging instrument that has been recognised in equity from the period when the hedge was effective shall remain separately in equity until the forecast transaction occurs;

b)	the hedge no longer meets the criteria for hedge accounting described above. In this case, the cumulative gain or loss on the hedging instrument that has been recognised in equity from the period when the hedge was effective shall remain separately in equity until the forecast transaction occurs;

c)	the forecast transaction is no longer expected to occur, in which case any related cumulative gain or loss on the hedging instrument that has been recognised in equity from the period when the hedge was effective, shall be reclassified from equity to profit or loss as “Net profit (loss) from trading”;

d)	the entity revokes the designation. For hedges of a forecast transaction, the cumulative gain or loss on the hedging instrument that has been recognised in equity from the period when the hedge was effective, shall remain separately in equity until the forecast transaction occurs or is no longer expected to occur. If the transaction is no longer expected to occur, the cumulative gain (or loss) that had been recognised in equity shall be reclassified from equity to profit or loss as “Net profit (loss) from trading”.

Criteria for the recognition of income

Recognised as “Interest and similar income” and “Interest and similar expense” are the spreads and margins accrued over hedging derivative contracts (with the items ‘Interest’ also including interest relating to the hedged financial instruments).

For fair value hedges, the gains or losses from measuring the derivative contracts and hedged items are recognised in profit or loss for the period in which they arise and are posted to “Net profit (loss) from trading”.

For cash flow hedges, the amounts of valuation reserves that are recycled to profit or loss when forecast transactions are no longer considered probable or when losses allocated to such reserves are expected not to be recovered, are recognised in profit or loss as “Net profit (loss) from trading”.

7. EQUITY INVESTMENTS

Classification criteria

This category includes investments in associates, i.e. Entities over which an investor has significant influence.

It is presumed that an entity is subject to significant influence, if 20 per cent or more of its voting power is held by an investor. The existence of significant influence by an entity is usually evidenced by its participation in the financial and operating policy decisions of the company, through shareholders agreements aimed at ensuring representation on the governing bodies and safeguarding a comprehensive management steering approach, but without giving rise to the control of the investee. Similarly classified under this item are any investments in subsidiaries, which are excluded from line-by-line consolidation.

“Non-controlling interests” are classified as part of Financial assets available for sale.

Criteria for classification and measurement

Investments are initially recognised on the settlement date.

Investments in subsidiaries excluded from the scope of line-by-line consolidation and in entities subject to significant influence exempt from application of the equity method for being considered non-significant are recognised at cost.

The equity method is applied to investments in companies subject to significant influence.

The equity method is a method of accounting whereby the investment is initially recognised at cost and adjusted thereafter for the change in the investor’s share of net assets of the investee.

The share of changes in net assets arising from profit or loss of the investee is recognised in profit or loss as “Profits (losses) on equity investments”; the share of changes in net assets arising in the financial statements of the investee without passing through profit or loss are instead posted directly to the item “Reserves”.

The difference between the cost of the investment and the share of net assets acquired is treated using a similar approach to line-by-line consolidation, except that if there is a positive residual difference (goodwill), it is not separately recognised among intangible assets (and therefore tested for impairment separately), but continues to be posted to Equity Investments.

At the end of each annual or interim reporting period, a review is performed to determine whether there is any indication that an equity investment may be impaired. As a minimum, these indications coincide with the following internal and external sources of information:

•	the equity investment’s value has declined during the period;

•	changes have taken place in the environment in which the investee operates;

•	market interest rates have increased during the period;

•	the economic performance of the investment is, or will be, worse than expected.

If any one of these conditions is met, the recoverable amount of the investment is calculated, i.e. the higher of its fair value less costs of disposal and its value in use. If the carrying amount exceeds the recoverable value of the investment, an impairment loss is recognised for the investment.

The value in use is calculated as the present value of future cash flows generated by the investment, applying a market rate on these flows which is reflective of the cost of equity and risks specific to the investment. When calculating the value in use it is also necessary to discount the final value of the presumed disposal of the investment on the basis of a hypothetical price that is agreed in an arm’s length transaction between independent, knowledgeable, willing parties.

If an impairment loss recognised in prior periods no longer exist or has decreased, the carrying amount is increased to the cost value prior to impairment.

Derecognition criteria

Equity investments are derecognised when they are sold, substantially transferring all related risks and rewards, or when the contractual rights to the cash flows expire.

Criteria for the recognition of income

Losses and reversals on impairment of investments and profit or loss on disposal of investments are recognised in “Profits (losses) on equity investments” for the period in which they arise.

The value of the equity investments is reduced by dividend periodically received by the Group which is recognised in “Dividend and similar income”, at the time when the right to payment arises.

8. PROPERTY AND EQUIPMENT

Classification criteria

This category includes land and buildings used in operations or held for investment, movable properties, equipment, machinery and artwork.

Property and equipment held for use in production or for the supply of goods and services are classified as “assets used in operations” in accordance with IAS 16.

Property owned for investment purposes (for rent income or for the appreciation of the capital invested) is classified as “investment property” in accordance with IAS 40.

Recognition criteria

An item of property, plant and equipment is initially recognised at cost, which comprises its purchase price (after deducting trade discounts and rebates), including any costs directly attributable to purchasing and bringing the asset to the location and condition necessary for it to be capable of operating.

The purchase price also includes the cost of non-recurring maintenance on owned property that is capitalized with an increment in the value of the asset resulting in a significant and tangible increase in productivity and/or an increase in the useful life of the asset3.

For a description of non-recurring expenses for maintenance on third party premises, please see the specific paragraph of Section “17—Other information”4.

Measurement criteria

After initial recognition, property plant and equipment is measured at purchase cost less accumulated depreciation and less accumulated impairment losses.

Items of property, plant and equipment are systematically depreciated using the straight-line method which applies a constant rate over their useful life, except for:

•	land, acquired separately or incorporated in the property value, which is not depreciated given its indefinite life. Separation of the property value from the land and building value, for all properties, is based on appraisals by experts registered with professional associations;

•	artwork, which is not depreciated as its useful life cannot be estimated and the value is normally expected to increase in the long term.

Unless the useful life of the individual assets is specifically determined otherwise, the depreciation period is calculated by using the following general criteria:

•	for buildings, at an annual standard rate of 1.5%;

•	for other property and equipment, at rates judged appropriate also from an accounting perspective.

At least at the end of each annual reporting period, a review is performed to determine whether there is any indication that property and equipment may be impaired. This valuation is based on internal and external sources of information.

If there is an indication that the asset may be impaired, the asset’s carrying amount is compared with its recoverable amount (“impairment test”), with the latter being defined as the higher of the asset’s fair value less costs of disposal and its value in use.

Impairment losses are recognised in profit or loss.

Where the reasons for impairment cease to exist, a reversal is recognised in profit or loss, which shall not exceed the carrying amount that would have been determined (net of depreciation or amortisation) had no impairment loss been recognised for the asset in prior periods.

Derecognition criteria

Items of property, plant and equipment are derecognised when they are discontinued or when no future economic benefits are expected from their use.

[3]	On the other hand, the costs of day-to-day servicing of the assets owned by the Company are recognised in profit or loss as incurred, given the fact that they are of a recurring nature and are intended to maintain the asset in good working order.

[4]	On first-time adoption of the IASs/IFRSs, properties used in operations and investment properties owned by the Group’s credit institutions were recognised at fair value as a replacement for their deemed cost; the separate values of land and buildings were reported, with consequent reversal of the accumulated depreciation of land to the Equity reserve.

Criteria for the recognition of income

Depreciation and any impairment losses/reversals are recognised in profit or loss as “Net adjustments to/recoveries on property and equipment”.

Gains and losses from disposal are recognised as “Profits (losses) on disposal of investments” in the period in which they arise.

9. INTANGIBLE ASSETS

Classification criteria

Goodwill and other intangible assets are classified in this category.

Goodwill is the positive difference between the purchase cost and the fair value of the assets and liabilities acquired in a business combination.

Other intangible assets, other than goodwill, are recognised if they are identifiable as such, i.e. if they lack physical substance, arise from contractual or other legal rights and are capable of generating future economic benefits.

Criteria for recognition and measurement

An intangible asset is recognised only if it can be demonstrated that:

•	it is probable that the expected future economic benefits that are attributable to the asset will flow to the entity;

•	the cost of the asset can be measured reliably.

Goodwill is recognised when the positive difference between the fair value of the assets acquired and liabilities assumed and their acquisition amounts, including additional expense, represents the future economic benefits arising from the items acquired.

If the difference is negative (badwill) or if goodwill is not justifiable on the basis of future earnings capacity, the difference is recognised directly to profit or loss.

Goodwill is not amortised. However, for financial statements purposes it is tested for impairment annually or when there is evidence of impairment.

The total impairment is calculated on the basis of the difference between the carrying amount of goodwill and its recoverable amount, if lower: the resulting adjustment is recognised in profit or loss.

Other intangible assets are measured at their adjusted cost, i.e. the initial acquisition cost including directly attributable expense, net of amortisation and impairment and gross of any revaluation, with breakdown of the amount to be amortised according to the useful life of the intangible asset.

The amortisation of intangible assets occurs on a straight line basis over their useful life and is recognised as a direct decrease in asset value.

At the end of each reporting period, if there is evidence that an asset may be impaired, then the asset’s recoverable amount is estimated. The amount of the loss recognised in profit and loss is equal to the difference between the carrying amount and the recoverable amount of the asset.

Derecognition criteria

Intangible assets are derecognised when they are discontinued or when they are no longer capable of producing future economic benefits.

The gain or loss arising from the disposal or discontinuation of an intangible asset shall be determined as the difference between the net disposal proceeds and the carrying amount of the asset.

Criteria for the recognition of income

Any adjustments to the value of goodwill are recognised as “Impairment losses on goodwill”.

Any depreciation or impairment losses/reversals of other intangible assets are recognised in profit or loss as “Net adjustments to/recoveries on intangible assets”

Gains and losses from disposal are instead recognised as “Profits (losses) on disposal of investments” in the period in which they arise.

10. NON-CURRENT ASSETS CLASSIFIED AS HELD FOR SALE

The Banca Carige Group does not have any non-current assets held for sale

11. CURRENT AND DEFERRED TAX ASSETS AND LIABILITIES

Criteria for recognition and classification

Current tax assets and liabilities represent the net fiscal position of the Group companies with respect to Italian and foreign tax authorities. In particular, these amounts represent the net balance of current fiscal liabilities for the year, calculated on the basis of a conservative forecast of the tax charge for the year, determined on the basis of currently applicable tax regulations, and current tax assets represented by tax paid in advance and other tax credits for tax withholdings or other tax credits from previous years that the Group companies have requested to offset against tax due in subsequent years.

Current tax assets also represent tax credit that the Group companies has requested the relevant authorities to reimburse.

Income tax, calculated in accordance with national tax legislation, is booked as a cost on an accrual basis, in accordance with the method of recognizing costs and revenues that generate it.

Taking into account the adoption of “national tax consolidation” by the Group, the tax position of the Parent Company and that of the other Group companies is managed individually from an administrative point of view.

Income tax provisions are calculated according to a forecast of the current, prepaid and deferred tax charges. Specifically, deferred tax assets and liabilities are calculated according to temporary differences—without time limits—between the value attributed to an asset or liability, based on statutory criteria, and the corresponding value accepted for tax purposes.

Measurement criteria

Deferred tax assets are recognised to the financial statements to the extent their recovery is probable, assessed on the basis of the continued capacity of the company or parent company involved—taking into consideration the effect of exercise of the tax consolidation option—to generate positive taxable income.

Those deferred tax assets which, in accordance with Law 214/2011, under certain conditions, are transformed into tax credits, do not require, unlike the others, any tests to assess their recovery potential and hence they are automatically recognised.

Deferred tax liabilities are recognised in the financial statements with the sole exception of reserves under tax suspension, insofar as such reserves were never distributed in the past, nor are they expected to be distributed in the foreseeable future.

Deferred tax assets and liabilities are recognised in the balance sheet, with open balances and without offsetting, under tax assets and tax liabilities, respectively.

Deferred tax assets referenced in Law 214/2011 are recognised in a dedicated sub-item of the item “Deferred tax assets”. Deferred tax assets and liabilities are systematically assessed to take into account any changes in regulations or tax rates.

The tax liabilities total is adjusted to meet charges that could derive from findings already notified or in any event from disputes pending with tax authorities.

Criteria for the recognition of income

Deferred tax assets and liabilities are typically recognised in profit or loss as “Taxes on profit (loss) for the period from continuing operations”.

An exception is represented by deferred tax assets or liabilities arising from transactions that are directly recognised in equity, which must thus refer to this equity item. Another exception consists in the assets and liabilities from business combinations, which are part of goodwill value calculation.

12. ALLOWANCES FOR RISKS AND CHARGES

Allowances for pensions and similar obligations

Allowances for pensions and similar obligations, as envisaged in specific regulations, are recognised among liabilities for an amount sufficient to ensure that obligations arising from commitments are met as required by the related regulations.

The total Supplementary Pension Fund is calculated by an independent actuary using actuarial methods.

Allowances for pensions and for similar obligations are included among post-employment benefits, i.e. among compensation paid to employees upon termination of employment.

According to IAS 19, these benefits can be classified as “defined contribution plans” or “defined benefit plans”, depending on the economic nature and on the main terms and conditions of the plan:

a) defined contribution plans, in which the entity pays fixed contributions to a distinct entity (a fund) without having a legal or constructive obligation to pay additional contributions if the fund’s assets are not sufficient to pay all employee benefits relating to the work performed in the current year and in previous ones; the actuarial risk (benefits are lower than expected) and the investment risk (invested assets are insufficient to fulfil expected benefits) are not borne by the entity but by the employee.

The contributions to be paid to a defined contribution plan are recognised as follows:

•	as liabilities, after subtracting any contributions already paid. If the contribution already paid exceeds the contribution due for service before the end of the reporting period, an entity shall recognise that excess as an asset (prepaid expense) to the extent that the prepayment will lead to, for example, a reduction in future payments or a cash refund; and

•	as an expense, unless another International Accounting Standard requires or permits recognition as an asset.

Where contributions to a defined contribution plan do not fall due wholly within twelve months after the end of the period in which the employees render the related service, the rate used to discount them shall be determined by reference to market yields at the end of the reporting period on high quality corporate bonds. In countries where there is no market for such bonds, the market yields (at the end of the reporting period) on government bonds shall be used.

b) defined benefit plans, in which the entity guarantees determined benefits regardless of contribution, incurring both actuarial risk and investment risk.

For defined benefit pension funds the annual variation in the Defined Benefit Obligation is booked to the income statement, as regards cost components (Service cost), and as regards financial components (Net interest on the net defined benefit liability/asset).

The valuation-related component, comprised of actuarial gains and losses that originate from adjustments to previous actuarial assumptions made, is charged to the shareholders’ equity reserve (item 1 “Valuation reserves”). Subsequent reclassification to profit or loss of amounts recognised in equity is prohibited, whereas reclassification to other components of equity (reserves from allocation of profit) is allowed.

The defined benefit plans also include the provision for employee severance pay (for a description of the adopted criteria refer to Paragraph “17—Other information”).

The profit or loss for the settlement of a benefit plan (“settlement”) is the difference between:

a)	the current value of the obligation for defined benefits to be settled, determined at the date of settlement; and

b)	the settlement price, including all transferred plan assets and all payments effected directly by the entity for the settlement.

The profit or loss for the benefit plan settlement is entered in the income statement when the settlement occurs.

The allocation to the income statement of the “past service cost”—corresponding to the variations in current value of the defined benefit obligation for past services, deriving from changes or reductions in the plan (“plan amendments” and “curtailments”)—are effected on the first of the following two dates:

a)	when an amendment or curtailment to the plan is made; and

b)	when the entity records the related restructuring costs or the benefits due to employees on termination of the employment relationship.

Before determining the “past service cost” or a profit or loss for the settlement of the plan, the net liability (asset) of the defined benefits must be redetermined using the fair value of the plan assets and the current actuarial assumptions (including current market interest rates and other current market prices), reflecting the benefits offered in the plan before these were amended, curtailed or settled. A settlement occurs at the same time as an amendment or curtailment of the plan if the plan is terminated, resulting in the obligation being settled and the plan ceasing to exist. The conclusion of the plan however does not constitute a settlement if it is replaced by a new plan guaranteeing substantially identical benefits.

Additional information is provided in Section “12—Provisions for risks and charges” of the Explanatory Notes, part B—Balance Sheet.

Other allowances

Allocation to the provision for risks and charges shall be recognised when all the following three conditions are met:

a)	an entity has a present obligation (legal or constructive) as a result of a past event;

b)	it is probable that an outflow of resources will be required to settle the obligation; and

c)	a reliable estimate can be made of the amount of the obligation.

The probability that an outflow of resources will be required to settle the obligation shall be understood as it being more probable than not that the event will occur;

The amount recognised as a provision for risks and charges shall be the best estimate of the expenditure required to settle the present obligation at the end of the reporting period.

The best estimate of the expenditure required to settle the present obligation is the amount that an entity would rationally pay to settle the obligation at the end of the reporting period or to transfer it to a third party at that time. The estimates are determined by experience of similar transactions and reports from independent experts.

“Other provisions” include provisions for liabilities of an uncertain amount or with an uncertain expiry date such as those related to presumed losses from legal disputes, including creditors’ clawback lawsuits, or estimated outlays for any customer claims or other legal or constructive obligations that may be in existence at the end of the year.

“Other provisions” also include other long term employee benefits and employee incentives for termination of long term employment.

The provisions related to other long term employee benefits are those paid during employment that are not entirely due within the twelve month period following the end of the financial year during which the employees rendered their service and which are determined by the same actuarial criteria as provided for pension funds, recognising actuarial profits and losses immediately in the Income Statement.

Incentives for terminating employment are recognised at a time when the company is unable to withdraw from offering benefits; such liability is recognised before this date if restructuring costs that fall within the scope of IAS 37 are recognised and there are provisions for the payment of benefits in exchange for termination of employment.

The following provisions apply for the initial and subsequent recognition of the incentives for terminating employment:

•	“post-employment benefits”, in the event that the benefits due for terminating employment are an improvement of the benefits following employment;

•	“short term benefits”, to be recognised on an accrual basis in the period in which the work is carried out, if it is believed that the benefits will be fully paid within the twelve month period following the end of the year in which these benefits are recognised;

•	“other long term benefits”, if it is believed that the benefits will not be fully paid within the twelve month period following the end of the year in which these benefits are recognised.

The provisions are re-examined at the end of each year and adjusted to reflect the current best estimate; if the passage of time has a significant effect on the value of the obligation, the flow of resources assumed necessary to extinguish the obligation is discounted.

The net provisions for the year are entered under “Net provisions for risks and charges” in the Income Statement; with the exception of economic items relative to employee benefits that, to better reflect their nature, are recorded under “Administrative expenses – Personnel costs”.

If, upon re-examination, the occurrence of the expense appears not probable, the provision will be reversed and recorded in the Income Statement under item “Net provisions for risks and charges”.

13. DUE TO BANKS/CUSTOMERS AND SECURITIES ISSUED

Classification criteria

This category includes financial liabilities other than those measured at fair value with changes recognised in profit or loss (see Sections 14 and 15). In particular, the items under this category are “Due to banks”, “Due to customers” and “Debt securities issued”.

Securities issued include unsubordinated and subordinated bonds issued and certificates of deposit.

Recognition criteria

“Other financial liabilities” are initially recognised upon receipt of the cash flows or issuance of the debt securities, at the fair value of the liabilities, normally consisting in the consideration received or price of issuance, plus transaction costs directly attributable to the issuance.

Transaction costs and proceeds directly attributable to the initial recognition of liabilities are incremental costs directly attributable to the issue or disposal of the financial liabilities, which can be immediately determined as at that date; transaction costs do not include costs which, although having the same characteristics, may be subject to repayment by the counterparty or included under normal internal administrative costs.

The fair value of any financial liabilities, issued at terms below arm’s length, is estimated and the difference compared to their market value is recognised directly in profit or loss;

The fair value measurement methods used for liabilities and securities issued are described in paragraph A.4 “Information on Fair Value” in the Notes to the Financial Statements.

Measurement criteria

After initial recognition, “Other financial liabilities” are measured at amortised cost, using the effective interest method (for a description of the amortised cost method, please see Section 4).

A new placement of repurchased own bonds on the market (or, similarly, a repurchase agreement transaction -for funding purposes- with self-issued bonds as the underlying) is considered as a new issuance, consequently increasing the value of the financial liability with no recognition of any profit or loss from trading.

Derecognition criteria

“Other financial liabilities” are derecognised when they expire or are repaid or repurchased in the case of previously issued securities. In this last case, the difference between the carrying amount and the purchase cost is recognised through profit or loss.

Moreover, IAS 39 clarifies that:

•	an exchange of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial instrument and the recognition of a new financial instrument;

•	similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

•	the terms are substantially different if the present value of the cash flows under the new terms, discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability;

•	the difference between the carrying amount of the financial liability measured at the date of derecognition and the fair value of the new liability shall be recognised in profit or loss.

IFRIC 19 provides the following additional guidance to address the accounting treatment of a financial liability settled, in full or in part, by equity instruments issued by the debtor:

•	the equity instruments issued cause the derecognition of the financial liability;

•	the value of the equity instrument is ‘consideration paid’ to extinguish the financial liability;

•	the equity instrument issued should be measured at its fair value;

•	the difference between the carrying amount of the derecognised instrument and the initial value of the equity instrument should be recognised in profit or loss.

Criteria for the recognition of income

Interest and similar expense relating to “other financial liabilities” is recognised on an accrual basis as “Interest and similar expense”, using the effective interest method for payables other than short-term (with term to maturity up to 12 months), with an indefinite life or revolving.

Gains and losses from disposal of liabilities are recognised through profit or loss in the period in which they arise and are posted to the item “Gains (losses) from disposal/repurchase—financial liabilities”.

14. FINANCIAL LIABILITIES HELD FOR TRADING

Classification criteria

A financial asset or financial liability is classified as held for trading if it is:

a)	acquired or incurred principally for the purpose of selling or repurchasing it in the near term;

b)	part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking; or

c)	a derivative contract (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument).

The category of financial liabilities held for trading includes the negative values of derivative contracts held for trading (positive values are posted to the item “Financial assets held for trading”).

A derivative is a financial instrument or other contract with all three of the following characteristics:

a)	its value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract;

b)	it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

c)	it is settled at a future date.

Derivatives held for trading include those which are operationally linked to financial assets and/or liabilities carried at fair value (subject to the fair value option) or classified as held for trading with settlement of spreads or margins expected to take place on different maturities (”multiflow“ contracts) and derivatives embedded in complex financial instruments, which were recognised separately because:

•	their economic characteristics and risks are not closely related to the economic characteristics and risks of the host contracts;

•	the embedded instruments meet the definition of a derivative contract;

•	hybrid instruments are not measured at fair value, with related changes in fair value recognised in profit or loss.

Recognition criteria

Financial liabilities held for trading are initially recognised when they are entered into, at fair value, usually for an amount equal to the consideration received, less transaction costs or proceeds that are directly attributable to the instrument, which are recognised directly in profit or loss.

Measurement criteria

After initial recognition, financial liabilities held for trading are designated at fair value, with changes in fair value recognised in profit or loss.

The criteria adopted for measuring the fair value of financial instruments are reported in Section A.4, “Information on Fair value”.

Transactions in derivatives settled through central clearing platforms, are subject to netting of positive and negative values under IAS 32, applying the conventional criteria described in Circular 262/2005, when both of the following requirements are met:

a)	an entity has a legally enforceable right to set off the recognised amounts; and

b)	intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Derecognition criteria

Financial liabilities held for trading are derecognised when they are repaid, substantially transferring all related risks and rewards, or when the contractual rights to the cash flows expire.

Criteria for the recognition of income

Interest expense on uncovered short positions on securities, as well as spreads and margins on derivatives operationally linked to financial assets and/or liabilities carried at fair value (subject to the fair value option) or classified as held for trading with settlement of spreads or margins expected to take place on different maturities (”multiflow“ contracts) are recognised on an accrual basis under the sub-items of interest expense.

Gains and losses from trading and capital gains and losses arising from fair value measurement are recognised through profit or loss in the period in which they arise and are posted to the item “Net profit (loss) from trading”, except for the profit or loss components of financial derivative contracts linked to the fair value option which are posted to the item “Net profit (loss) from financial assets and liabilities designated at fair value”.

15. FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

Classification criteria

The financial liabilities valued at fair value are those irrevocably designated at fair value on the basis of the option to do so as per IAS 39, para. 9 (the fair value option).

In particular, a financial liability may be designated at inception as a financial liability measured at fair value, only if:

i.	the fair value option designation eliminates or significantly reduces the accounting mismatch, which would arise if liabilities were measured with the criteria of different financial instruments which cancel each other out (“natural hedges”);

ii.	a group of financial assets, financial liabilities or both is managed and its performance is evaluated on a fair value basis, based on documented investment or risk management strategies, and information about such group is internally provided to key management personnel (as defined in IAS 24—Related Party Disclosures) based on the instruments’ fair value;

iii.	the instrument in question contains one or more embedded derivatives; classification to financial assets designated at fair value is not allowed when:

a.	the embedded derivatives do not significantly modify the cash flows of the host;

b.	it is clear with little or no analysis that separation of the embedded derivatives is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.

The Group has classified in such category the bonds issued by the Parent Company, whose risks were hedged by means of derivative contracts, for the purpose of:

1. measuring at fair value instruments which cancel each other out (“natural hedges”) to eliminate or significantly reduce the accounting mismatch, which would arise if the instruments were measured with different criteria and

2. overcoming any difficulties or complexities which would arise from cash flow hedge or fair value hedge accounting.

Derivatives which are operationally linked to bonds issued carried at fair value are classified as derivative contracts held for trading (for a description of the accounting principles for these items, please see Sections 1 and 15).

Reclassification of financial liabilities designated at fair value to or out of other classes of financial instruments is not allowed.

Recognition criteria

Financial liabilities designated at fair value are initially recognised at fair value, normally consisting in the consideration received or price of issuance, less transaction costs or proceeds directly attributable to the instrument, which are recognised directly in profit or loss.

Measurement criteria

After initial recognition, financial liabilities designated at fair value are measured at fair value, with changes in fair value recognised in profit or loss.

The criteria adopted for measuring the fair value of financial instruments are reported in Section A.4, “Information on Fair value”.

A new placement of repurchased own bonds on the market (or, similarly, a repurchase agreement transaction -for funding purposes- with self-issued bonds as the underlying) is considered as a new issuance, consequently increasing the value of securities in issue but with no recognition of any profit or loss from trading.

In the case of “natural hedges”, the limits set under Legislative Decree no. 38/2005 to the distribution of profits arising from the measurement of liabilities at fair value which are recognised in profit or loss are not applied, given the applicability of article 6, para. 1 a) of the Decree concerning foreign exchange and hedging operations.

Derecognition criteria

Financial liabilities designated at fair value are derecognised when they expire or are repaid or repurchased in the case of previously issued securities. In this latter case, the difference between the carrying amount and the purchase cost is recognised through profit or loss.

Moreover, IAS 39 clarifies that:

•	an exchange of debt instruments with substantially different terms shall be accounted for as an extinguishment of the original financial instrument and the recognition of a new financial instrument;

•	similarly, a substantial modification of the terms of an existing financial liability or a part of it (whether or not attributable to the financial difficulty of the debtor) shall be accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

•	the terms are considered as substantially different if the present value of the cash flows under the new terms, discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the cash flows of the original financial liability.

•	The difference between the carrying amount of the extinguished financial liability and the fair value of the new liability, shall be recognised in profit or loss.

IFRIC 19 provides the following additional guidance to address the accounting treatment of a financial liability settled, in full or in part, by equity instruments issued by the debtor:

•	the equity instruments issued cause the derecognition of the financial liability;

•	the value of the equity instrument is ‘consideration paid’ to extinguish the financial liability;

•	the equity instrument issued should be measured at its fair value;

•	the difference between the carrying amount of the derecognised instrument and the initial value of the equity instrument should be recognised in profit or loss.

In the event of early unwinding of the derivative contracts but not of the bonds issued, the following criteria apply:

•	the bonds continue to be recognised in the financial liabilities category at fair value as they cannot be reclassified to other categories;

•	any subsequent gains from the valuation of the bonds cannot be distributed pursuant to Legislative Decree no. 38/2005.

Criteria for the recognition of income

Interest and similar expense on bonds issued carried at fair value are recognised on an accrual basis under the “Interest and similar expense” (Interest items also include spreads and margins on derivative contracts operationally linked to bonds carried at fair value).

Gains and losses from trading and capital gains and losses arising from fair value measurement of bonds issued carried at fair value and derivative contracts related thereto are recognised through profit or loss as “Net profit (loss) from disposal/repurchase of financial liabilities” in the period in which they arise.

16. FOREIGN OPERATIONS

Upon initial recognition, foreign operations are recognised in the currency of account, applying the current exchange rate to the amount in foreign currency as at the transaction date.

Monetary items are the currency units held, assets to be received and liabilities to be paid in a fixed or determinable number; conversely, non-monetary items are those items which provide no legal right to receive or obligation to deliver a fixed or determinable number of currency units.

Balance sheet entries denominated in foreign currencies are valued at the end of each annual or interim reporting period as follows:

•	cash items are translated at the period-end exchange rate;

•	non-cash items, measured at their historic cost in a foreign currency, are translated at the transaction date exchange rate;

•	non-cash items, measured at fair value in a foreign currency, are translated at the period-end exchange rate.

Exchange differences from the measurement of non-cash items classified under financial assets available for sale are recognised in profit and loss or equity based on whether or not they are involved in fair value hedges of foreign currency risk.

Other exchange differences from disposal or translation differences on items in a foreign currency are recognised to profit or loss.

17. OTHER INFORMATION

Share-based payments

The Group Banks’ remuneration policies are in line with Title IV, Chapter 2 “Remuneration and Incentive Policies and Practices” of Bank of Italy’s Circular letter no. 285/2013 and define the structure of the employees’ variable salary component, which involves the award of an annual bonus, with payout structured as follows:

•	for identified staff, the bonus is partly paid up-front (in cash and financial instruments) and partly deferred (in cash and financial instruments);

•	for remaining personnel, the bonus is paid up-front in cash. For staff who are assigned individual targets, if the variable component is 50% of the annual gross salary (AGS), the Board of Directors may resolve that a 40% share of the bonus may follow the deferral rules foreseen for Identified Staff, without prejudice to maintaining the same forms of payment and criteria of internal consistency and fairness.

The components consisting in financial instruments will be paid in shares and/or performance units and/or the categories of financial instruments identified in Commission Delegated Regulation (EU) No 527/2014 with regard to regulatory technical standards specifying the classes of instruments that are appropriate to be used for the purposes of variable remuneration.

The components consisting in Performance Units are denominated in “virtual” shares which will be awarded at the end of the vesting period, based on the performance achieved and converted into cash according to the change in value of the underlying shares between the beginning of the vesting period and conversion into cash. The value of the incentive is therefore linked to changes in the value of Carige’s stock.

Benefits for employees paid in financial instruments fall within the scope of application of IFRS 2, with particular regard to share-based, cash-settled payment awards made to employees.

Related charges are entered into items “Administrative expenses – Personnel expenses” and “Other liabilities” upon occurrence of expected conditions.

Financial liabilities are measured at fair value by using an option-pricing model, thus considering the terms and conditions according to which the revaluation rights have been assigned, as well as to what extent the staff rendered its services until that date.

Until the liability is settled, the related fair value is re-measured at each reporting date and at the date of settlement, with all changes in fair value being recognised in profit or loss.

•	Treasury shares

Treasury shares held are deducted from shareholders’ equity.

Profits or losses on transactions in treasury shares are recognised to a specific equity reserve; changes in the fair value of treasury shares shall not be recognised.

Additional information is provided in Section “15—Group Shareholders’ Equity” of the Notes to the Financial Statements, part B—Balance Sheet.

•	Contributions to guarantee and resolution funds (“DGS” and “BRR” directives)

The process for implementing EU directives on bank recovery and resolution and deposit guarantee schemes was initiated with the 2014 Delegated Act (176/2015), which set the criteria for the adoption of the implementing acts.

With the adoption of directive no. 2024/49/EU (Deposit Guarantee Schemes Directive – “DGSD”) of 16 April 2014 and Directive no. 2014/59/EU (Bank Recovery and Resolution Directive – “BRRD”) of 15 May 2014, as well by establishing the Single Supervisory Mechanism (EU reg. no. 806/2014 of 15 July 2014), the European supervisor has introduced significant changes to the regulatory framework for the recovery and resolution of credit institutions, with the strategic objective of strengthening the single market and systemic stability.

The transposition of the BRRD into Italy’s national law was brought to completion with the publication of legislative decrees no. 180 and 181 in the Official Journal on 16 November 2015, while the process of transposition of the DGSD was completed in February 2016, with the adoption of Legislative Decree no. 30/2016, effective as of 8 March 2016.

As part of the BRRD transposition process, the National Resolution Authority functions and powers were assigned to the Bank of Italy and within the framework of the DGSD, the Bank of Italy was defined as the designated Supervisory Authority for deposit guarantee schemes.

Further to the transposition of these directives into national law as of 2015, banks are required to contribute the necessary financial means to the Interbank Deposit Protection Fund (‘Fondo Interbancario di tutela dei depositi’, FITD) and the National Resolution Fund (Fondo di Risoluzione Nazionale, FRN), which was merged into the Single Resolution Fund in 2016, through ordinary and, if needed, extraordinary contributions.

According to the DGSD, the Interbank Deposit Protection Fund (FITD) provides for banks to pay ordinary contributions until the fund reaches a target level of 0.8% of the amount of the covered deposits of the Italian banks which are members of FITD, by 30 September each year. The target level shall mandatorily be reached by 3 July 2024. The amount of contributions required of each individual bank is based on the amount of the bank’s covered deposits outstanding as at 30 September each year with respect to the total amount of the covered deposits of the Italian banks which are members of FITD and the degree of risk incurred by respective members as compared to the degree of risk of all other FITD members.

According to the provisions of the BRRD, Italian banks are required to pay ordinary annual contributions until the Single Resolution Fund’s financial means reach a level equal to at least 1% of the total covered deposits of all affiliated credit institutions authorised in the Member States. The target level shall mandatorily be reached by 1 January 2024. The contributions of each credit institution should be calculated based on the ratio of its liabilities (net of covered deposits and own funds and, for institutions that are part of a Group, net of intragroup liabilities) to the total of Italian Banks’ liabilities (net of covered deposits and own funds), as well as on the degree of risk of each credit institution with respect to the degree of risk of all other Italian banks. If the available financial means of the fund are insufficient to respectively repay depositors or finance the resolution, the directive establishes that members should pay extraordinary contributions.

According to the Bank of Italy’s instructions set out in its Communication of 19/01/2016, it is noted that, for the purposes of treatment in the financial statements, reference must be made to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” and the IFRIC Interpretation 21 “Levies”. The latter in fact “addresses the accounting for a liability to pay a levy if that liability is within the scope of IAS 37”. Pursuant to IFRIC 21, “a levy is an outflow of resources embodying economic benefits imposed by governments on entities in accordance with legislation”.

Both the “ordinary” and “extraordinary” contribution obligations to the National Resolution Fund derive from legislative provisions and consequently fall within the notion of “Levies” indicated in IFRIC 21.

As regards the income statement item where these contributions should be included, it should be noted that, as these forms of contribution are similar to levies in accounting terms, they must be entered under item 180 b) “Administrative expenses—other administrative expenses” in the income statement, which must also include indirect taxes for the financial year (see Circular 262/2005 “Banks’ Financial Statements: Layout and preparation”).

Law no. 208 of 28 December 2015, art. 1, para. 848, (“2016 Stability Law”) has introduced the requirement to pay additional contributions to the National Resolution Fund if ordinary and extraordinary contributions5 paid are not sufficient to cover the liabilities, losses or costs and other expenses borne by the Fund to achieve the resolution objectives.

The extent of the additional contributions is determined by the Bank of Italy, within the aggregate limit, inclusive of contributions paid to the Single Resolution Fund, set out in articles 70 and 71 of Regulation (EU) no. 806/2014.

For the year 2016 alone, the aggregate limit was increased by twice as much as the annual amount of contributions determined pursuant to article 70 of Regulation (EU) no. 806/2014 and the Council implementing regulation (EU) no. 2015/81 of 19 December 2014.

With regard to the accounting treatment, the Bank of Italy, with its letter of 25 January 2017, clarified that “said contribution obligations to the National Resolution Fund fall within the notion of “Levies” under IFRIC 21, which provides guidance on when to recognise a liability for a levy that is accounted for in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”.

IFRIC 21 also clarifies that the obligating event for the recognition of a liability is “the activity that triggers the payment of the levy in accordance with the relevant legislation” (paragraph 8).

In the case of additional contributions to the NRF for which the Bank of Italy, pursuant to art. 25 of legislative decree no. 237/2016, may determine that payments should take place over a multi-year timeframe, with amounts communicated each year, the contributions shall be paid by banks which -as clarified by the explanatory report on the bill- have, for each year within the specified timeframe, “a contribution obligation to the Single Resolution Fund for the same year. For this purpose, the qualification of ‘operating as a bank’ at the end of the reporting period identified each year by the Single Resolution Board” (“obligating event”) assumes significance.

Therefore, in each financial year, the amount indicated each year in the communication sent by the Bank of Italy pursuant to article 25, para. 2 of the legislative decree6 will qualify as a liability to be recognised in the financial statements under IAS 37 and IFRIC 21.

For the two years of contributions imposed by the Bank of Italy for 2016 with its Communication of 27 December 2016, the condition of IFRIC 21 about the existence of an “obligating event that gives rise to a liability to pay a levy” shall be considered met, given that the afore-mentioned Communication is binding and unconditional.

Consequently, the amounts specified in the afore-mentioned Communication shall be recognised as liabilities in the accounts closed or in progress as at 31 December 2016. With reference to the possibility that the Bank of Italy may reconsider its decision, it is understood that the provisions of IAS 10 on Events after the Reporting Period will apply, which require adjustments to be made in the financial statements (a.k.a. “adjusting events”).

As for the balance sheet item to which the liabilities due to contributions to the fund should be posted, it is noted that, since they fall within the notion of levies, said contributions shall be recognised by banks in both their separate and consolidated Financial Statements under item 100 “Other liabilities” in the Balance Sheet, which also includes tax liabilities other than those recognised under item 80 “Tax liabilities” (Circular 262/2005 “Banks’ Financial Statements: Layout and preparation”)”.

[5]	Articles 78 and following of Legislative Decree no. 180/2015 (implementing Directive no. 2014/59/EU) establish that these schemes should, inter alia, be funded by:
a)	ordinary contributions paid annually by banks with registered office in Italy and Italian branches of non-EU banks, the amount being determined by the Bank of Italy in compliance with the provisions of art. 103, para. 7, of Directive 2014/59/EU; these contributions are paid in order to reach the target level of the fund as specified in art. 81 of the decree;
b)	extraordinary contributions paid by the same parties indicated in the above point a), if the ordinary contributions are insufficient to cover losses, costs and other charges incurred to achieve the objectives of the resolution.
[6]	IFRIC 21 clarifies that:
a)	“an entity does not have a constructive obligation to pay a levy that will be triggered by operating in a future period as a result of the entity being economically compelled to continue to operate in that future period” (see IFRIC 21, paragraph 9); and
b)	“the preparation of financial statements under the going concern assumption does not imply that an entity has a present obligation to pay a levy that will be triggered by operating in a future period” (see IFRIC 21, paragraph 10).

The letter of the Bank of Italy further clarifies that, for the accounting treatment of additional contributions in the income statement, reference should be made to the content of the Bank of Italy’s Communication of 19 January 2016 with regard to ordinary ad extraordinary contributions to the NRF, whereby they should be recognised in item 180 b) Administrative expenses—Other administrative expenses.

Based on the above, the costs recognised in the Group’s profit or loss in 2016 amounted to EUR 27.6 mln in BRR contributions (of which EUR 9.2 mln ordinary and EUR 18.4 mln additional) and EUR 8 mln in DGS contributions.

Italian deposit protection fund (FITD)—Voluntary scheme

On 26 November 2015, a “Voluntary Scheme” was introduced under the Interbank Deposit Protection Fund (Fondo Interbancario di Tutela dei Depositi, “FITD”) for implementing actions to support member Banks to which early intervention measures were applied pursuant to Title IV, Chapter 1, Section 01-I of Legislative Decree no. 385 of 1 September 1993 (Consolidated Law on Banking—TUB), including provisions under Articles 53-bis and 67-ter or that are considered to be failing or likely to fail by the Bank of Italy. Interventions under the Scheme may include:

a)	granting of loans;

b)	issuance of guarantees;

c)	acquisition of interests;

d)	acquisition of assets, liabilities, companies, business units, goods and legal relations identified as a whole;

e)	other technical forms of intervention.

Following amendments made to the Scheme’s Articles of Association on 17 June 2016, the maximum amount of resources that member banks are committed to allocating to the actions and expenses involved is EUR 700 mln. Said capital amount is separate from and independent of any compulsory contributions payable by banks participating in the Fund pursuant to the Law and Title 1 of the Fund’s Articles of Association and may be re-determined by resolution of the Fund’s Extraordinary Shareholders’ Meeting. Resources to be allocated to the actions required are made available by member banks upon request, contingent upon the methods and timeframe of each action.

All banks of the Banca Carige Group joined the Voluntary Scheme, with aggregate uncalled committed resources being recognised under irrevocable commitments to disburse funds to customers for a total amount of EUR 7.8 mln as at 31 December 2016, in line with guidance received from the Bank of Italy (Communication of 26/10/2016).

It is noted that, on 2 November 2016, FITD communicated that its commitment towards Banca Tercas had ceased to apply, since the conditions for it to become effective had not materialised: the Group could therefore recognise a reversal of EUR 601 thousand in connection with its commitment to supporting Banca Tercas.

On 19 July 2016, a communication was received from the FITD Voluntary Scheme about actions required for Cassa di Risparmio di Cesena in relation to the EUR 280 mln capital increase approved by its Shareholders’ Meeting on 3 July 2016 in the aim to solve the financial difficulties of the Bank. Since completion of the capital increase, the FITD Voluntary Scheme has held 95.3% of Cassa di Risparmio di Cesena’s share capital.

On 26 October 2016, the Bank of Italy issued a Technical Note, which gives guidance about the accounting, prudential and reporting treatment of actions to support banks through crises whereby: “For financial statement purposes, the assets to be recognised as an offsetting entry for contributions paid by banks participating in the Voluntary Scheme to support Cassa di Risparmio di Cesena should, in substance, be treated as equity instruments.

With regard to the phase prior to the Voluntary Scheme’s intervention, banks shall recognise a commitment to paying the contribution, which equates to an “off-balance-sheet” credit exposure to the Voluntary Scheme.

Once the intervention is completed with the shareholding in Cassa di Risparmio di Cesena being purchased by the Voluntary Scheme, the banks shall prudentially recognise the voluntary contribution as an indirect investment in Cassa di Risparmio di Cesena (indirectly held equity instrument)”. Based on the above, the contributions paid by banks for actions consisting in the purchase of shareholdings are recognised by banks as equity instruments. The Group classifies said instruments to the IAS category of Assets available for sale.

Finally, with a communication sent on 20 January 2017, FITD informed the Group banks about the pro quota value of the fair value of the financial assets acquired after the intervention of the Voluntary Scheme. Based on that communication, the Group adjusted the value of said financial assets, recognising a EUR 1.3 mln total value adjustment, classified under item 130 b) Net impairment losses/reversals - financial assets available for sale.

•	Business combinations among entities under common control

Business combinations among entities “under joint control” are not covered by the scope of application of IFRS 3 - Business combinations.

In particular, mergers by absorption of subsidiaries by a parent do not qualify as “business combinations” because they involve no exchange of the merging assets with third-party economic entities, nor do they qualify as an acquisition in economic terms. The only change compared to the pre-merger situation concerns the type of control over the merged entity’s assets and liabilities which changes from being indirect to direct.

Such characteristics are entirely present in mergers of subsidiaries by a parent with a 100% shareholding in the investee, and are partly reduced in mergers with a lower than 100% shareholding in the investee due to the presence of non-controlling shareholders, exchanging their equity interests in the acquiree for equity interests of the legal parent.

They are therefore accounted for in line with the instructions of IAS 8, paragraph 10: - “Accounting Policies, Changes in Accounting Estimates and Errors”: as by nature these transactions have no significant influence on the cash flows of the merged companies, the “general principle of the predecessor basis of accounting (continuity of values)” must be applied.

This principle attributes value to a pre-existing control relationship between the entities involved in the merger (acquirer and acquiree) and the acquisition-related cost incurred by the acquirer; such cost, and its allocation at the present value of the acquiree’s assets, liabilities and goodwill, are recognised in the consolidated Financial Statements of the Group (or subgroup) made up of the acquirer and the acquiree.

In the case of intra-group mergers, back-dating of accounting and fiscal effects is permitted, whereby the profit (loss) for the portion of the financial year of the merged company for the period from the start of the financial year to the date of legal effect of the merger belongs to the merging company. Consolidation of the accounts shall begin from the acquisition date (which can never be backdated) and until that date the transactions made by each entity shall continue to be independently and separately presented.

Therefore, at the date of consolidation:

•	The acquiree prepares an accounting report subject to verification without corrections or restatements;

•	The acquiree’s profit and loss, balance sheet and off-balance sheet accounts are migrated to the acquirer’s accounts;

•	These accounts are migrated on a balance or progress basis.

The afore-described approach was basically adopted at national level by the Italian Auditors’ Association, Assirevi, through Preliminary Guidance (OPI document) no. 2 /2016 “Accounting treatment of mergers in financial statements”, which, with specific reference to the presentation of the effects of a merger in the Financial Statements, provided the following guidance: “Given the difficulty of such a restatement from a legal perspective, it is considered that back-dating of the costs and revenues of the acquiree for the prior period may be presented in appropriate pro-forma statements in the Report on Operations to simplify the description of the economic performance of the current financial year. It is likewise considered that, in line with such approach, the post-combination balance sheet amounts (sum of the assets and liabilities of the acquirer and acquiree, and allocation of the difference from cancellation) should be presented for the prior period as well, in appropriate pro-forma statements in the Report on Operations” for comparative purposes.

In the course of 2016, the Group applied the above principle to the merger by absorption of Banca Carige Italia by and into Banca Carige, which was allocated, for accounting and tax purposes, to the Parent Company’s financial statements as of 1 January 2016, whereas the statutory effects of the merger by absorption became effective on 19 December 2016 (see paragraph “Key events in the reporting period”).

•	Repurchase agreements upon repurchased own debt securities

Repurchase agreements (liabilities) with repurchased own debt as underlying are recognised as new placement on the securities market by increasing the liabilities of securities issued or liabilities designated at fair value through profit and loss, with recognition of the obligation to repay securities at repo maturity, for the purposes of interest rate and liquidity risk disclosure as per Part E of the Explanatory Notes.

Similarly, repurchase agreement transactions with banking and financial counterparties with securities issued by the same entities as underlying are entered in purchased securities portfolios, with recognition of the commitment to reselling these securities at repo maturity.

•	Recognition of revenues and related costs

Revenues are recognised upon attainment, or:

a)	in the case of selling goods or products, when it is probable that future benefits will be received and said benefits can be reliably quantified;

b)	in the case of services, when these are provided.

More specifically:

•	dividends are recognised in profit or loss as at the date of the Shareholders’ Meeting resolution approving their distribution;

•	Interest income and interest expense is calculated on a pro rata basis on the basis of the contractual interest rate or the effective interest rate in the event of application of the amortised cost; The amortised cost method is not applied to short-term financial instruments (with term to maturity up to 12 months), with an indefinite life or revolving inasmuch as the effects of application of discounted cash flows are deemed negligible. These types of financial instruments are therefore measured at their historical cost;

•	negative interest relating to financial assets and liabilities) is presented, in line with guidance for FINREP supervisory reporting, respectively under items “Interest and similar expense” and “Interest and similar income” in profit or loss;

•	gains and losses from trading in financial instruments are recognised through profit or loss in the period in which they arise;

•	revenues deriving from the sale of non-financial assets are recognised on completion of the sale;

•	fee and commission income and income deriving from the provision of services are recognised in the financial statements during the period in which the services are provided.

expenditures are recognised in profit and loss for the periods in which the related revenues are recognised.

If cost-revenue association is not feasible, the costs are immediately recognised in profit or loss.

•	Non-recurring expenses for maintenance on third party premises

This relates to costs incurred for the renovation of third-party properties that can be capitalised as the rental agreement establishes a form of control over the asset and the Bank can therefore expect future economic benefits.

These costs are recognised to “Other assets” in accordance with the Bank of Italy instructions on financial statements, which only require such costs to be recognised as “Property and equipment” when expenses for the improvement of third-party assets can be identified and separated.

These expenses are amortised over the residual duration of the lease and are recognised in full to the Income Statement in the event of vacation of the premises prior to expiry of the lease.

The amortisation provision for the period is allocated to the Income Statement under “Other operating expenses and income”.

•	Employee termination indemnities (Severance pay)

Employee termination indemnities are recognised according to their actuarial value as determined by an independent actuary.

For discounting purposes the projected unit credit method is used, which considers the projection of future outlay based on historic and statistical analysis and demographic curve analysis. The discounting rate is a market interest rate.

Contributions paid each year are considered separately and recognised and measured individually to calculate the final obligation.

In accordance with IAS 19, the employee termination indemnities are a “post-employment benefit”. Specifically, for employee termination indemnities (TFR):

•	The portions of employee termination indemnities accruing after 1 January 2007 contribute towards a “defined contribution plan” both in the case of employees choosing the option of a supplementary pension and of allocation to the INPS Treasury fund (national social security authority). The amount is therefore calculated on the basis of contributions due, without application of actuarial calculation methods;

•	the employee termination indemnities accrued as at 31 December 2006 are considered a “defined benefit plan” with the consequent need to perform an actuarial assessment without the proportional attribution of the benefit to the period of service provided, as the employment service to be assessed is considered to be fully accrued as a result of the change in the accounting nature of portions accruing from 1 January 2007 (date of entry into force of the supplementary pensions reform, Legislative Decree No. 252 of 5 December 2005).

Additional information is provided in Section “11—Employee termination indemnities” of the Explanatory Notes, Part B—Balance Sheet.

•	Consob proceedings under articles 157, para. 2 (impugnation of 2013 financial statements) and 154-ter of the Consolidated Law on Finance

With a notice served on the Bank on 9 January 2015 and disclosed by the Bank via a press release issued on the same date, the Italian Securities and Exchange Commission initiate a civil case in the Court of Genoa pursuant to art. 157, para. 2, of the Consolidated Law on Finance seeking a declaration of nullity or annulment of the Shareholders’ Meeting resolution of 30 April 2014 approving Banca Carige’s separate Financial Statements as at 31 December 2013. As a basis for its action, Consob provided grounds of possible non-compliance of said Financial Statements with financial reporting standards, namely IAS 1, 8 and 36. Similar challenges were raised in relation to the Consolidated Financial Statements for the same period.

In the writ of summons, Consob specifically raised a claim against Banca Carige’s disagreement with the methods used to address the findings reported in its Ruling no. 18758 of 10 January 2014, concerning restatement -under IAS 8- of the goodwill amounts and equity investments held in the banking and insurance subsidiaries for the year ending 31 December 2012. According to Consob, the claimed infringements would call for a restatement of the opening balances of the contested accounting items which, in the Authority’s opinion, is alleged to have caused errors in the financial statements for 2013.

In this connection, it is noted that in its interim report as at 30 September 2013, the Bank autonomously resolved to reduce to a major extent the carrying amounts of goodwill and equity investments recognised in the financial statements as at 31 December 2012 (i.e. the items which were challenged by Consob in its ruling of 10 January 2014).

Additionally, in the Bank’s opinion, Consob’s claims exclusively concern a different time breakdown of the impairment losses on goodwill and equity investments in the profit and loss accounts of 2012 and 2013. It is therefore evident that no changes were caused to the balance-sheet balances of the challenged items as at 31 December 2013 (i.e. the financial year of the financial statements which were challenged by Consob), nor would any changes be caused if Consob’s argumentations were supported (for further details, please see the more extensive description contained in the Explanatory Notes to the Consolidated Financial Statements as at 31 December 2015).

The proceedings are still pending before the Court of Genoa. In particular, during the hearing of 19 July 2016, in light of opposed interpretations, the court-appointed technical consultant, Prof. Mario Massari, who took an oath to accept the assignment, was designated to resolve the doubts about correctness of accounting in the Bank’s conduct with regard to its financial statements for 2013. The Judge defined the terms for the expert’s investigations and set the deadline date of 16 February 2017 for filing the final version of the investigation report, with the case being adjourned to the hearing of 22 February 2017 for a review of the investigation results. Accepting the Court-appointed consultant’s petition for an extension of the time limits, the Judge postponed the investigation report filing deadline until 15 March 2017. In light of the extension of the time limits, the hearing on the same issues (initially scheduled for 22 February 2017 and later postponed ex officio to 23 February) was accordingly deferred to 6 April 2017.

In consideration of the arguments provided, the Bank – partly on the basis of opinions by high-standing professionals—the Bank deems the risk of losing the civil case not probable.

•	Disposal of Insurance Companies – guarantees and commitments

On 5 June 2015, Banca Carige S.p.A. and Primavera Holdings S.r.l., a company controlled by funds affiliated to Apollo Global Management LLC, completed the disposal of the entire share capital held by Banca Carige in Carige Vita Nuova S.p.A. and in Carige Assicurazioni S.p.A.

On the date of disposal, a distribution agreement valid until 31 December 2024 and renewable for a similar period, was entered into by Banca Carige, the Group’s banks (excluding Banca Cesare Ponti) and Creditis (hereinafter also the “Distributors”) with the Insurance Companies for the distribution of the Insurance Companies’ life and non-life insurance products, in line with the insurance distribution plan, against payment of contractually defined commissions to the Distributors.

Banca Carige constantly monitors, including for operational management purposes, Line 1 and Line 3 life insurance production performance. In 2015 (first relevant year for the purposes of the agreement), the production targets were exceeded for both Line 1 and Line 3 insurance products; this resulted in a surplus that Banca Carige may use to offset potential future underperformance.

In 2016, the Bank achieved its objectives for Line 1 net production, but it did not for Line 3. That led to EUR 4 mln worth of penalties which may be partly offset using the EUR 0.5 mln surplus bonus accrued by the Bank in 2015.

Moreover, the Sale and Purchase Agreement envisaged some warranties and indemnities which are referenced to in Part A “Accounting Policies” in the Consolidated Financial Statements as at 31 December 2015).

In particular, indemnities are possibly envisaged with regard to:

•	certain insurance policies, should claims be settled for an amount exceeding either the allocated reserves as at the reference date set in the disposal agreement (30 June 2014), or any additional provisions relating to the same reserves;

•	specific disputes, should the final expenditure exceed the provisions existing as at the above-mentioned reference date.

With regard to the foregoing agreements, it is highlighted that:

•	on 17 June 2016, the Board of Directors resolved to take action against Mr. Cesare Castelbarco Albani, former Chairman of the Company, Mr. Piero Montani, former Chief Executive Officer of the Company, and some affiliates of the Apollo Group (Apollo Management Holdings L.P., Apollo Global Management L.L.C., Apollo Management International L.L.P., Amissima Holdings s.r.l., Amissima Assicurazioni S.p.A., Amissima Vita S.p.A.) to obtain compensation for damages arising from the disposal of Banca Carige’s equity investments in the Insurance Companies and other conducts subsequently held by the same Group;

•	on 22 November 2016, Banca Carige lodged an application for arbitration with the Chamber of Arbitration of Milan, requesting that the clauses of the Distribution Agreement entered into with Amissima Vita (former Carige Vita Nuova) concerning the obligation of exclusivity, distribution targets and penalties be declared null and void and that the Distribution Agreement be accordingly declared null or ineffective in its entirety. With regard to the above action, Amissima Holding S.r.l. has claimed for compensation (quantified on a preliminary basis at EUR 200 mln) in relation to the hypothesis that it may lose the arbitration proceedings; following in-depth analyses carried out with the assistance of its legal consultants, the Bank considers the hypothesized claim for damages completely unfounded.

As at the date of closing of this reporting period, the Bank has reassessed the whole set of contractual relationships in place with the Apollo Group. Although the Bank remains convinced of the well-foundedness of the argumentations it provided as part of the foregoing proceedings and of the reasons it raised against the counterparties’ out-of-court claims, the Bank—without prejudice to such reasons- has sufficient elements available to quantify the potential risk arising from said claims for damages/penalties and deems it essentially consistent with the terms and assumptions of paragraph 14 of IAS 37 to adjust the already existing provisions in this regard. The pre-existing funds for risks and charges (EUR 3.5 mln in relation to the distribution agreement set aside as at 30 September 2016 and EUR 1.1 mln in relation to the equity investments’ sale and purchase agreement set aside as at 31 December 2015) were supplemented by an additional EUR 15 mln entirely in connection with the foregoing sale and purchase agreement.

A.3—INFORMATION ON TRANSFERS BETWEEN PORTFOLIOS OF FINANCIAL ASSETS

In prior periods, the Group reclassified financial assets according to the provisions of IAS 39; had the Group not taken the option of reclassifying the foregoing financial assets, positive income components for an amount of EUR 28 thousand instead of the EUR 25 thousand negative component would have been recognised for the year.

Type of	Portfolio	Portfolio	Book value	Fair Value	Income components in the absence of transfers (before tax)		Income components recognised during the period (before tax)
financial instrument	prior to transfer	after transfer	as at 31/12/2016	as at 31/12/2016	From measurement	Other	From measurement	Other
Debt securities	HFT	AFS	—	—	—	—	—	—
Equity instruments	HFT	AFS	—	—	—	—	—	—
Units in UCITS	HFT	AFS	794	794	(25)	—	(25)	—
Debt securities	HFT	L&R	5,825	5,596	53	266		110
Debt securities	AFS	L&R	—	—	—	—		—

Total			6,619	6,390	28	266	(25)	110

A.3.2 Reclassified financial assets: effects on comprehensive income prior to transfer

In the financial year in which the reclassification takes place, IFRS 7 requires that the effects on comprehensive income be shown prior to transfer. In this regard, it is reported that during financial year 2016 no portfolio transfers occurred and there is therefore no information to be provided.

A.3.3 Transfer of financial assets held for trading

For the rationale of the reclassification, please refer to paragraph A.3.1. above. In addition it is reported that for the reclassifications effected by the Group in the past, the IABS expressly considered the deterioration of world financial markets observed in the third quarter of 2008, as an example of “rare circumstance”, as indicated in its press release of 13 October 2008.

A.3.4 Effective interest rate and cash flows expected from the reclassified assets

The debt securities portfolio reclassified to L&R (Loans & Receivables) for a nominal value of EUR 5.5 mln has an average effective interest rate of 2.65% with expected cash flows estimated at EUR 5.6 mln.

A.4 – INFORMATION ON FAIR VALUE

Qualitative information

Introduction

IFRS 13 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in a normal transaction between market participants as at the measurement date. Therefore, it is a sort of “exit price” under current market conditions, regardless of whether that price is directly observable or estimated using valuation techniques.

IFRS 13 indicates that, in calculating the fair value:

•	the prices on the principal market must be identified (taken to mean the market with the greatest volume or level of activity) or, in its absence, on the most advantageous market;

•	fair value must be measured using the assumptions that the market participants would use to price an asset or liability, assuming that market participants act in their best interest;

•	it recognises the distinction between a price quoted on an active market and a price not quoted on an active market.

IFRS 7 requires financial disclosures to indicate the fair value of each class of financial asset and liability, so it can be compared with the associated book value. Equity instruments for which the fair value cannot be reliably determined are valued at cost.

IFRS 13 determines that a specific level should be assigned to fair value according to a hierarchy which, in decreasing order of priority, categorises fair value into three levels:

•	level 1: the fair value is determined directly on the basis of quoted prices observed in active markets for assets or liabilities that are identical to the ones being measured; specific emphasis is placed on determining the principal market or, in its absence, the most advantageous market as well as the possibility that the firm preparing the financial statements can carry out the transaction at market price on the date of measurement;

•	level 2: fair value is calculated on the basis of inputs other than quoted prices referred to in level 1 which are directly or indirectly observable;

•	level 3: fair value is calculated on the basis of unobservable inputs and is based on the assumptions it is presumed market participants would make to calculate the value of the instrument.

The inputs used to calculate the fair value of an instrument could be categorised into different levels of the fair value hierarchy; in these cases, the instrument is classified in its entirety in the same level of the hierarchy in which the lowest level input is classified.

In the event significant adjustments are made to level 2 inputs with respect to the total fair value of the instrument, the latter is classified in level 3 of the fair value hierarchy if these adjustments use significant unobservable inputs.

With respect to the previous year, the Group changed the level of fair value assigned to investment property, medium/long-term performing loans and medium/long-term financial liabilities from 2 to 3. The change was made to take account of the fact that the methodologies adopted by the Group for measuring fair value are mostly based on unobservable inputs.

A.4.1 Fair value levels 2 and 3: valuation techniques and inputs used

Please find below a description of the criteria adopted to both measure the fair value and classify the instruments measured on a recurring basis and those assessed on a non-recurring basis into the different levels of the fair value hierarchy.

a) Financial instruments measured on a recurring basis (securities and derivative contracts)

The fair value of financial instruments corresponds to the quoted price for instruments quoted in active markets, and to the value calculated through the use of valuation techniques for other instruments.
A financial instrument is considered quoted in an active market when its price is readily and regularly available from stock exchanges, operators, intermediaries or pricing agencies and when this price represents actual arm’s length transactions taking place on a regular basis as standard, or potential transactions that could take place on such bases.

This category includes instruments admitted to trading on regulated markets or systematically traded through “alternative trading” systems7, whose prices are considered to be “meaningful”, together with those obtainable from leading intermediaries on other markets, when the prices proposed represent potential transactions.

A regulated market does not guarantee the presence of “meaningful” prices when at least one of the following conditions apply:

•	trading is highly infrequent and volumes are of little significance;

•	there is no information on volumes and trading and the pricing methods are considered unreliable or are no longer published;

•	there is insufficient “breadth” and “depth” to the market.

An alternative trading system or a contributor does not guarantee the presence of “meaningful” prices when at least one of the following conditions apply:

•	trading is highly infrequent and volumes are of little significance;

•	there is no information on volumes and trading;

•	there are not at least two contributors of high standing, who continuously publish “aligned” prices over time on Bloomberg or Reuters pages.

For financial instruments listed on active markets, the current “cash” or “bid” price is used for financial assets held and the current “offer” or “ask” price is required for existing financial liabilities.

If the bid and ask prices are not available, the price of the most recent transaction may provide an indication of the current fair value.

For equivalent financial assets and liabilities, with matching positions in terms of market risk, mid-market prices are used instead of the bid or ask price as a basis for measuring fair value.

All the prices considered are those obtained as at year end.

When the market does not have a sufficient and continuous number of transactions, bid-ask spread and insufficiently contained volatility, which characterise level 1 of the fair value hierarchy, special valuation methods are used, including theoretical models which, largely making use of observable market parameters, can determine an appropriate fair value for financial instruments.

[7]	Secondary markets not officially regulated on which financial instruments already issued are systematically traded on the basis of pre-established transparent rules and conditions known to all participants concerned.

The measurement methods established for each financial instrument not quoted in an active market are adopted consistently in the long term, unless amendments or improvements are considered appropriate.

All parameters of the models used are based on the market conditions prevailing at the end of the reporting period.

Usually, the NAV (“Net asset value”) of units of Undertakings for collective investments in transferable securities (UCITS) which are not traded on regulated markets, such as private equity funds and similar funds (including real estate investment funds and hedge funds), is provided by the asset manager on a six-month basis. The fair value of these securities is measured by adjusting the NAV in order to:

•	consider the events not yet included in the measurement of the units value, such as calls on shares and dividend payout, and to

•	reflect specific contractual provisions, including the existence of minimum financial returns below which no performance fees are due (hurdle rates) or, alternatively, the existence of minimum performance fees.

For financial instruments not quoted in active markets , the fair value -if no valuations from reliable sources are available (even if said prices were not such as to qualify as effective market quotes) is calculated by using valuation techniques which aim to ultimately establish the price the instrument would have had, at the valuation date, in an arm’s length transaction driven by normal business considerations. These techniques include:

•	reference to market values indirectly related to the instrument to be valued and taken from similar instruments in terms of their risk characteristics (comparable approach);

•	valuations made by using, even only partially, inputs not taken from parameters observable on the market, for which use is made of estimates and assumptions made by the analyst (Mark to Model).

More specifically, the guidelines used to attribute fair value levels 2 or 3 to the financial instruments are:

1. Valuation Techniques (Comparable Approach) – Fair value level 2. The valuation is not based on significant prices of the financial instrument to be valued, but on indicative valuations available from reliable info-providers or on prices determined by using an appropriate calculation method (pricing model) and observable market parameters, including credit spreads taken from the official quotes of substantially similar instruments in terms of risk factors. If calculation methods are used (pricing models) in the comparable approach, these allow the reproduction of the prices of financial instruments listed on active markets (calibration of the model) without including discretional parameters – i.e. parameters whose value cannot be deduced from prices of financial instruments on active markets or cannot be fixed on levels as such to replicate prices on active markets – in such a way as to influence the final valuation in a determining manner.

2. Valuation Techniques (Mark to Model Approach) – Fair value level 3. Valuations are made by using different inputs, not all directly taken from observable market parameters and therefore entail estimates and assumptions by the analyst. In particular, this approach requires the valuation of the financial instrument to be conducted by using a calculation method (pricing model) which is based, among other things, on specific hypotheses or assumptions that, on the basis of the instrument to be valued, may concern:

the development of future cash flows, which may be affected by future events that may be attributed probabilities presumed from past experience or on the basis of behavioural hypotheses;

the level of specific input parameters not listed on active markets, for which information acquired from prices and spreads observed on the market is in any case preferred; where this is not available, past data on the specific risk of the underlying asset or specialised reports are used (e.g. reports prepared by rating agencies or primary market players);

the reference to all possible relevant information available, even accounting information, including , for example, the value of shareholders’ equity in the case of interests or shareholdings in unlisted companies.

The fair value of derivative contracts includes the valuation of counterparty credit risk, if the fair value is positive (Credit valuation adjustment—CVA), or valuation of own credit risk, if the fair value is negative (Debit valuation adjustment—DVA); derivative contracts subject to margin trading (CSA agreements) are excluded from calculation of the CVA and DVA.

The fair value of bonds issued includes the evaluation of own creditworthiness (Own Credit risk Adjustment—OCA).

b) Instruments measured on a non-recurring basis

•	Other financial instruments

The fair value of the financial instruments other than securities issued or in the portfolio and derivative contracts, to be disclosed in the tables of the explanatory notes, is measured by using a Discounted Cash Flow type analysis method.

A risk neutral approach is applied, using PD and LGD risk parameters to calculate the expected value of future cash flows; cash flows are discounted using a risk-free discount factor. The final fair value includes the Debit valuation adjustment (DVA).

For the following cases, it is presumed that the fair value corresponds to the carrying amount:

•	non-performing loans: this approximation is based on the assumption that the lack of a sufficiently large number of transactions for these financial assets does not allow the adoption of observable market parameters, with particular reference to the discount rate components (which would also include the market premium for risks and uncertainties).

By virtue of this, the estimated fair value depends mainly on the current portfolio management model and the relative collection methods, and does not appear to be specifically influenced by the evolution of rates of return demanded by the market.

The internal methods of calculating the fair value (so-called exit price) of the loan portfolio are therefore more sensitive to the loss of value forecasts, the result of a subjective valuation, expressed by the position manager, with reference to the estimated cash flows expected from collection and related timing.

It is not possible therefore to exclude that the price of any sales to third parties could deviate from the fair value indicated for the purposes of financial reporting;

•	short-term loans/receivables and financial liabilities (with term to maturity up to 12 months)

Reported below are the general criteria for assigning a fair value level to financial instruments other than securities issued or portfolio securities and derivative contracts:

•	non-performing loans and receivables: level 3;

•	short-term performing loans and receivables and short-term financial liabilities: level 2, as it is presumed that -being a reasonable approximation of fair value- the book value includes unobservable inputs deemed as non-significant;

•	medium/long-term performing loans/receivables and financial liabilities: level 3, as the criteria described above for measuring fair value use mostly unobservable inputs, do not include some risk components and do not envisage any comparison with benchmarks containing observable market data.

•	Investment Property (IAS 40)

Measurement of the fair value of a non-financial asset must consider the capacity of market participants to generate economic benefits by employing the asset in its highest and best use or selling the asset to whichever entity can guarantee said use.

The use of the above makes reference to the use of an asset by market participants which should maximise the value of the asset or group of assets and liabilities in which the asset should be used, considering the uses of the asset which are physically possible, legally admissible and financially feasible at the measurement date.

The fair value of investment property is measured to reflect the properties’ specific characteristics (e.g. state of preservation, presence of any easements, size) and returns of similar property, also considering the feedback provided by independent info-providers.

The fair value measured with this approach is classified into level 3 of the fair value hierarchy because, as described above, is it measured by using mainly unobservable inputs.

A.4.2 Processes and sensitivity of valuations

The financial instruments included in level 3 of the fair value hierarchy are comprised of the:

1.	investments held in the Bank of Italy amounting to EUR 302.4 mln;

2.	equity instruments (non-controlling interests in unlisted companies) valued at cost as a replacement for the fair value which cannot be measured reliably, amounting to EUR 11.3 mln;

3.	debt securities and equities in default or otherwise unlisted;

4.	the Bank’s securitisation;

5.	stakes in Private Equity and Hedge Funds.

With reference to the investments held in the Bank of Italy the fair value was in line with the values of previous financial years which are confirmed by market transactions concluded in 2016.

Valuation methodologies, in which the significant input used could not be directly observed on the market (e.g. volatility), were adopted for some equity instruments arising from restructuring agreements of large-amount exposures.

A.4.3 Fair Value Hierarchy

With reference to the financial assets measured at fair value on a recurring basis, a quarterly analysis is performed for determining the characteristics of the individual securities in order to categorise them within the correct a level of fair value.

If the stock exchanges that presented bid/ask quotations with a small bid/ask spread and with acceptable exchange volumes are reduced to less than three and the value can be estimated using internal models whose inputs are objectively observable on the market, a transfer is made from level 1 to level 2.

Conversely, if a loss of the conditions necessary for the financial asset to belong to level 1 or level 2 occurs, and if the price may be estimated via an internal model that makes use of at least one non-observable market input, the asset is classified in level 3 of the fair value.

Quantitative information

A.4.5 Fair Value Hierarchy

A.4.5.1 Assets and liabilities designated at fair value on a recurring basis: breakdown by fair value level

	31/12/2016			31/12/2015
	L1	L2	L3	L1	L2	L3
1. Financial assets held for trading	1,244	6,437	2	5,209	9,848	8
2. Financial assets designated at fair value through profit and loss	—	—	—	—	—	—
3. Financial assets available for sale	1,971,889	—	347,724	3,465,543	—	338,227
4. Hedging derivatives	—	39,233	—	—	54,730	—
5. Property and equipment	—	—	—	—	—	—
6. Intangible assets	—	—	—	—	—	—

Total	1,973,133	45,670	347,726	3,470,752	64,578	338,235

1. Financial liabilities held for trading	—	2,064	—	—	4,824	—
2. Financial liabilities designated at fair value through profit and loss	459,198	—	—	557,795	—	—
3. Hedging derivatives	—	259,037	—	—	220,628	—

Total	459,198	261,101	—	557,795	225,452	—

Key

L1 = Level 1

L2 = Level 2

L3 = Level 3

A.4.5.2 Annual changes in assets designated at fair value on a recurring basis (level 3)

	Financial assets held for trading	Financial assets designated at fair value through profit and loss	Financial assets available for sale	Hedging derivatives	Property and equipment	Intangible assets
A. Opening balance	8	—	338,227	—	—	—

2. Increases	1	—	26,673	—	—	—
2.1. Purchases	—	—	22,704	—	—	—
2.2. Profits recognised in:
2.2.1. Profit and Loss	—	—	1,377	—	—	—
Capital gains	—	—	1,377	—	—	—
2.2.2. Shareholders’ equity	X	X	1,391	—	—	—
2.3. Transfer from other levels	—	—	—	—	—	—
2.4. Other increases	1	—	1,201	—	—	—

3. Decreases	7	—	17,176	—	—	—
3.1. Sales	5	—	8,651	—	—	—
3.2. Repayment	—	—	—	—	—	—
3.3. Losses recognised in:
3.3.1. Profit and Loss	—	—	7,488	—	—	—
of which: capital losses	—	—	—	—	—	—
3.3.2. Shareholders’ equity	X	X	356	—	—	—
3.4. Transfer to other levels	—	—	—	—	—	—
3.5. Other decreases	2	—	681	—	—	—

4. Closing balance	2	—	347,724	—	—	—

A.4.5.4 Assets and liabilities not designated at fair value or designated at fair value on a non-recurring basis: breakdown by fair value level

	31/12/2016				31/12/2015 (*)
	BV	L1	L2	L3	BV	L1	L2	L3
1. Financial assets held to maturity	—	—	—	—	—	—	—	—
2. Loans to banks	1,958,763	—	1,640,903	317,638	1,220,489	—	1,206,601	13,453
3. Loans to customers	18,246,327	—	2,625,737	16,920,273	21,439,988	—	18,844,762	3,885,866
4. Assets held for investment	145,168	—	—	147,381	142,284	—	163,104	—
5. Non-current assets held for sale and discontinued operations	—	—	—	—	—	—	—	—

Total	20,350,258	—	4,266,640	17,385,292	22,802,761	—	20,214,467	3,899,319

1. Due to banks	3,468,322	—	46,148	2,866,406	2,824,957	—	2,486,537	—
2. Due to customers	13,710,208	—	12,967,872	707,118	15,536,566	—	15,504,980	—
3. Securities issued	5,443,294	3,774,371	1,301,758	244,454	7,358,365	6,472,533	676,063	83,947
4. Liabilities associated with non- current assets held for sale and discontinued operations	—	—	—	—	—	—	—	—

Total	22,621,824	3,774,371	14,315,778	3,817,978	25,719,888	6,472,533	18,667,580	83,947

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

Key

L1 = Level 1

L2 = Level 2

L3 = Level 3

A.5 – INFORMATION ON “DAY ONE PROFIT/LOSS”

Paragraph 28 of IFRS 7 regulates the specific case of purchase/sale of a financial instrument not quoted in an active market, where the price of the transaction, which generally represents the best estimate of fair value at initial recognition, differs from the fair value determined using the valuation techniques adopted by the entity at the time of recognition.

In this case, a profit/loss emerges in the measurement at the time of purchase for which adequate disclosure by class of financial instrument must be given of the accounting policy adopted for recognising that difference, with an indication of the aggregate difference yet to be recognised in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference.

No such cases are to be reported for the consolidated financial statements.

Part B

CONSOLIDATED

BALANCE SHEET

ASSETS

SECTION 1

CASH AND CASH EQUIVALENTS - ITEM 10

1.1 Cash and cash equivalents: breakdown

	31/12/2016	31/12/2015
a) Cash	297,412	324,395
b) Demand deposits with Central banks	—	—

Total	297,412	324,395

SECTION 2

FINANCIAL ASSETS HELD FOR TRADING – ITEM 20

2.1 Financial assets held for trading: breakdown

	31/12/2016			31/12/2015
Item/Amounts	L1	L2	L3	L1	L2	L3
A. Balance-sheet assets
1. Debt securities	1,244	—	2	5,182	—	8
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	1,244	—	2	5,182	—	8
2. Equity instruments	—	—	—	27	—	—
3. Units in UCITS	—	—	—	—	—	—
4. Loans	—	—	—	—	—	—
4.1 Repurchase agreements	—	—	—	—	—	—
4.2 Other	—	—	—	—	—	—

Total A	1,244	—	2	5,209	—	8

B. Derivatives
1. Financial derivatives:	—	6,437	—	—	9,848	—
1.1 trading	—	1,958	—	—	4,307	—
1.2 connected with the fair value option	—	4,479	—	—	5,541	—
1.3 other	—	—	—	—	—	—
2. Credit derivatives:	—	—	—	—	—	—
2.1 trading	—	—	—	—	—	—
2.2 connected with the fair value option	—	—	—	—	—	—
2.3 other	—	—	—	—	—	—

Total B	—	6,437	—	—	9,848	—

Total (A+B)	1,244	6,437	2	5,209	9,848	8

2.2 Financial assets held for trading: breakdown by borrower/issuer

Item/Amounts	31/12/2016	31/12/2015
A. Balance-sheet assets
1. Debt securities	1,246	5,190
a) Governments and central banks	1,156	5,096
b) Other public-sector entities	—	—
c) Banks	89	87
d) Other issuers	1	7

2. Equity instruments	—	27
a) Banks	—	—
b) Other issuers:	—	27
- insurance companies	—	—
- financial companies	—	1
- non-financial companies	—	26
- other	—	—

3. Units in UCITS	—	—

4. Loans	—	—
a) Governments and central banks	—	—
b) Other public-sector entities	—	—
c) Banks	—	—
d) Other entities	—	—

Total A	1,246	5,217

B. Derivatives
a) Banks	5,404	7,125
- Fair value	5,404	7,125
b) Customers	1,033	2,723
- Fair value	1,033	2,723

Total B	6,437	9,848

Total (A + B)	7,683	15,065

SECTION 4

FINANCIAL ASSETS AVAILABLE FOR SALE – ITEM 40

4.1 Financial assets available for sale: breakdown

Item/Amounts	31/12/2016			31/12/2015
	L1	L2	L3	L1	L2	L3
1. Debt securities	1,968,182	—	—	3,461,877	—	—
1.1 Structured securities	—	—	—	—	—	—
1.2 Other debt securities	1,968,182	—	—	3,461,877	—	—
2. Equity instruments	433	—	327,099	492	—	328,856
2.1 Designated at fair value	433	—	315,824	492	—	314,139
2.2 Recognised at cost	—	—	11,275	—	—	14,717
3. Units in UCITS	3,274	—	20,625	3,174	—	9,371
4. Loans	—	—	—	—	—	—

Total	1,971,889	—	347,724	3,465,543	—	338,227

Equity instruments for which the fair value cannot be reliably determined are designated at cost.

4.2 Financial assets available for sale: breakdown by borrower/issuer

Item/Amounts	31/12/2016	31/12/2015
1. Debt securities	1,968,182	3,461,877
a) Governments and central banks	1,968,182	3,444,591
b) Other public-sector entities	—	—
c) Banks	—	17,286
d) Other issuers	—	—

2. Equity instruments	327,532	329,348
a) Banks	302,720	302,750
b) Other issuers:	24,812	26,598
- insurance companies	—	—
- financial companies	10,505	12,360
- non-financial companies	14,306	14,237
- other	1	1

3. Units in UCITS	23,899	12,545

4. Loans	—	—
a) Governments and central banks	—	—
b) Other public-sector entities	—	—
c) Banks	—	—
d) Other entities	—	—

Total	2,319,613	3,803,770

4.3 Micro-hedged financial assets available for sale

Item/Amounts	31/12/2016	31/12/2015
1. Financial assets subject to micro-hedging of fair value	34,567	34,514
a) interest rate risk	34,567	34,514
b) exchange risk	—	—
c) credit risk	—	—
d) multiple risks	—	—

2. Financial assets subject to micro-hedging of cash flows	—	—
a) interest rate risk	—	—
b) exchange risk	—	—
c) other	—	—

Total	34,567	34,514

SECTION 6

LOANS TO BANKS – ITEM 60

6.1 Loans to banks: breakdown

		Total 31/12/2016				Total 31/12/2015

		FV				FV
Type of transaction/Amounts	BV	Level 1	Level 2	Level 3	BV	Level 1	Level 2	Level 3
A. Loans to central banks	1,279,031	—	1,279,031	—	517,923	—	517,923	—
1. Term deposits	—	X	X	X	—	X	X	X
2. Compulsory reserves	1,279,031	X	X	X	517,923	X	X	X
3. Repurchase agreements	—	X	X	X	—	X	X	X
4. Other	—	X	X	X	—	X	X	X
B. Loans to banks	679,732	—	361,872	317,638	702,566	—	688,678	13,453
1. Loans	674,413	—	361,872	312,543	697,089	—	688,678	8,413
1.1 Current accounts and demand deposits	75,219	X	X	X	383,827	X	X	X
1.2 Term deposits	25,800	X	X	X	860	X	X	X
1.3 Other loans:	573,394	X	X	X	312,402	X	X	X
- Repurchase agreements	—	X	X	X	—	X	X	X
- Leasing	—	X	X	X	—	X	X	X
- Other	573,394	X	X	X	312,402	X	X	X
2. Debt securities	5,319	—	—	5,095	5,477	—	—	5,040
2.1 Structured securities	—	X	X	X	—	X	X	X
2.2 Other debt securities	5,319	X	X	X	5,477	X	X	X

Total	1,958,763	—	1,640,903	317,638	1,220,489	—	1,206,601	13,453

Key

FV= Fair Value

BV = Book value

SECTION 7

LOANS TO CUSTOMERS – ITEM 70

7.1 Loans to customers: breakdown

Type of transaction/ Amounts		Total 31/12/2016						Total 31/12/2015 (*)

	Book value			Fair Value			Book value			Fair Value
	Performing	Non-performing		L1	L2	L3	Performing	Non-performing		L1	L2	L3
		Purchased	Other					Purchased	Other
Loans	14,243,613	5,922	3,996,288	—	2,625,235	16,920,273	17,544,118	8,462	3,886,779	—	18,844,132	3,885,866

1. Current accounts	1,509,171	323	408,299	X	X	X	1,944,279	1,400	435,125	X	X	X

2. Repurchase agreements	—	—	—	X	X	X	1,077,384	—	—	X	X	X

3. Mortgage loans	9,670,809	5,237	3,156,615	X	X	X	10,830,800	6,579	2,945,282	X	X	X

4. Credit cards, personal loans and fifth of salary-backed loans	593,089	—	5,236	X	X	X	603,456	—	9,628	X	X	X

5. Leasing	521,946	—	138,176	X	X	X	570,195	—	135,314	X	X	X

6. Factoring	61,160	41	35,344	X	X	X	65,513	64	49,244	X	X	X

7. Other loans	1,887,438	321	252,618	X	X	X	2,452,491	419	312,186	X	X	X

Debt securities	504	—	—	—	502	—	629	—	—	—	630	—

8 Structured securities	—	—	—	X	X	X	—	—	—	X	X	X

9 Other debt securities	504	—	—	X	X	X	629	—	—	X	X	X

Total	14,244,117	5,922	3,996,288	—	2,625,737	16,920,273	17,544,747	8,462	3,886,779	—	18,844,762	3,885,866

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8

(Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

7.2 Loans to customers: breakdown by borrower/issuer

	31/12/2016			31/12/2015 (*)
		Non-performing			Non-performing
Type of transaction/Amounts	Performing	Purchased	Other	Performing	Purchased	Other
1. Debt securities	504	—	—	629	—	—
a) Governments	—	—	—	—	—	—
b) Other public entities	504	—	—	629	—	—
c) Other issuers	—	—	—	—	—	—
- non-financial companies	—	—	—	—	—	—
- financial companies	—	—	—	—	—	—
- insurance companies	—	—	—	—	—	—
- other	—	—	—	—	—	—

2. Loans to:	14,243,613	5,922	3,996,288	17,544,118	8,462	3,886,779
a) Governments	58,734	—	—	86,034	—	—
b) Other public entities	698,713	—	1,130	814,229	—	1,929
c) Other entities	13,486,166	5,922	3,995,158	16,643,855	8,462	3,884,850
- non-financial companies	6,720,807	2,587	3,280,430	8,207,510	4,259	3,164,070
- financial companies	996,655	6	139,960	2,405,614	—	158,835
- insurance companies	4	—	—	—	—	—
- other	5,768,700	3,329	574,768	6,030,731	4,203	561,945

Total	14,244,117	5,922	3,996,288	17,544,747	8,462	3,886,779

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

7.3 Micro-hedged loans to customers

	31/12/2016	31/12/2015
1. Loans subject to micro-hedging of fair value:	544,992	536,090
a) Interest rate risk	544,992	536,090
b) Exchange risk	—	—
c) Credit risk	—	—
d) Multiple risks	—	—

2. Loans subject to micro-hedging of cash flows	—	—
a) Interest rate risk	—	—
b) Exchange risk	—	—
c) Forecast transactions	—	—
d) Other assets subject to hedging	—	—

Total	544,992	536,090

7.4 Financial leasing

Receivables from financial leasing transactions, net of write-downs, are indicated in table 7.1 of loans to customers for a total of EUR 679,969 thousand (of which EUR 660,123 thousand posted to item 5 and EUR 19,846 thousand relative to receivables under work-in-progress leasing contracts, included in item 7). Net non-performing receivables under finance leases amount to a total of EUR 143,013 thousand, of which EUR 138,176 thousand posted to item 5 and EUR 4,837 thousand to item 7 of table 7.1 of loans to customers.

The total gross investment in leasing amounts to EUR 1,218,658 thousand, whereas total implicit loans and receivables, gross of write-downs, total EUR 691,438 thousand, broken down into the following categories:

	Initial gross investment	Gross implicit receivables
motor vehicles	18,823	7,951
equipment, plant and machinery	164,271	73,743
residential properties	447,501	259,550
industrial properties	566,576	343,166
boats	21,487	7,028

Total	1,218,658	691,438

The breakdown by remaining lease term is:

Breakdown by remaining lease term	due	up to 1 year	1 to 5 years	over 5 years	indefinite	Total
total gross leasing investment	527,220	62,445	205,092	333,657	90,244	1,218,658
gross outstanding implicit receivables		62,445	205,092	333,657	90,244	691,438

Write-downs recognised in the balance sheet on amounts receivable under leasing contracts totalled EUR 88,362 thousand.

During the course of the year, potential lease payments were identified (consisting in periodic adjustments to interest of index leases) accounted for as operating expenses for the year for a total of EUR 13,010 thousand.

SECTION 8

HEDGING DERIVATIVES - ITEM 80

8.1 Hedging derivatives: breakdown by hedge type and level

	FV 31/12/2016			VN 31/12/2016	FV 31/12/2015			VN 31/12/2015
	L1	L2	L3		L1	L2	L3
A) Financial derivatives
1) Fair value	—	39,233	—	972,491	—	54,730	—	1,202,700
2) Cash flows	—	—	—	—	—	—	—	—
3) Investments in foreign operations	—	—	—	—	—	—	—	—

B) Credit derivatives
1) Fair value	—	—	—	—	—	—	—	—
2) Cash flows	—	—	—	—	—	—	—	—

Total	—	39,233	—	972,491	—	54,730	—	1,202,700

Key:

FV = fair value

NV = notional value

8.2 Hedging derivatives: breakdown by hedged portfolios and type of hedging (book value)

	Fair Value						Cash flows		Foreign investments
	Micro-hedging					Macro- hedging	Micro- hedging	Macro- hedging
Transactions/Type of hedging	interest rate risk	exchange risk	credit risk	price risk	multiple risk
1. Financial assets available for sale	—	—	—	—	—	x	—	x	x
2. Loans and receivables	—	—	—	x	—	x	—	x	x
3. Financial assets held to maturity	x	—	—	x	—	x	—	x	x
4. Portfolio	x	x	x	x	x	—	x	—	x
5. Other transactions	—	—	—	—	—	x	—	x	—

Total assets	—	—	—	—	—	—	—	—	—

1. Financial liabilities	38,817	—	—	x	—	x	—	x	x
2. Portfolio	x	x	x	x	x	—	x	—	x

Total liabilities	38,817	—	—	—	—	—	—	—	—

1. Forecast transactions	x	x	x	x	x	x	—	x	x
2. Financial assets and liabilities portfolio	x	x	x	x	x	416	x	—	—

SECTION 10

EQUITY INVESTMENTS – ITEM 100

10.1 Equity investments: information on investment relationships

Company Name	Registered office	Operating office	Type of relationship	Shareholding relationship		Voting rights (%)
				held by	% held
B. Subsidiaries subject to joint control
Companies subject to significant influence
1 Autostrada dei Fiori SpA	Savona	Savona	Significant influence	Banca Carige SpA	20.62
2. Nuova Erzelli Srl	Genoa	Genoa	Significant influence	Banca Carige SpA	40.00

10.2 Significant interests: book value, fair value and dividends earned

Company Name	Book value	Fair value (2)	Dividends earned
A. Subsidiaries	21,908
1. Banca del Monte di Lucca S.p.A. (1)	21,908	—	—
B. Subsidiaries subject to joint control
C. Companies subject to significant influence	93,016
1. Autostrada dei Fiori SpA	93,016		4,959

Total	115,969	—	4,959

(1) The reported book value is the value shown in the Parent Company’s separate financial statements, which is netted off in consolidation

(2) The fair value is only shown for listed securities

With regard to controlling interests, information is provided only for subsidiaries in which significant non-controlling investments have been made.

10.3 Significant interests: accounting information

Company Name	Cash and cash equivalents	Financial activities	Non- financial assets	Financial liabilities	Non- financial liabilities	Total revenues (1)	Net Interest Income	Valuation adjustments to tangible and intangible assets	Profit (loss) before tax from continuing operations	Profit (loss) after tax from continuing operations	Profit (loss) after tax from groups of assets held for sale	Net Profit (Loss) for the period (1)	Other comprehensive income after tax (2)	Total comprehensive income (3) = (1) + (2)
A. Subsidiaries 1. Banca del Monte di Lucca SpA	10,660	763,717	69,798	755,371	16,259	19,590	11,385	(442)	(16,072)	(10,814)	—	(10,814)	(106)	(10,920)
B. Subsidiaries subject to joint control										—
C. Companies subject to significant influence 1. Autostrada dei Fiori SpA (2)	58,946	292,047	332,207	159,298	80,134	151,438	(3,582)	(37,899)	45,496	36,511	—	36,511	—	36,511

(1)	Total revenues means the total of item 120 “Net interest and other banking income” in the separate income statement
(2)	Figures taken by the reporting package prepared by the Directors according to IAS/IFRS as at 30/9/2016 and used for valuing the stake at equity for consolidated reporting purposes.

10.4 Non-significant interests: accounting information

Company Name	Book value of equity investments	Total assets	Total liabilities	Total revenues	Profit (loss) after tax from continuing operations	Profit (loss) after tax from groups of assets held for sale	Net Profit (Loss) for the period (1)	Other comprehensive income after tax (2)	Total comprehensive income (3) = (1) + (2)
Companies subject to joint control
Companies subject to significant influence
1. Nuova Erzelli Srl (1)	1,219	3,050	172	—	(406)	—	(406)	—	(406)

(1)	Figures taken from the financial statements as at 31/12/2015 (latest financial statements approved)

10.5 Equity investments: changes in the year

	31/12/2016	31/12/2015
A. Opening balance	92,536	92,482

B. Increases	1,699	627
B.1 Purchases	—	515
B.2 Write-backs
B.3 Revaluations	—	—
B.4 Other increases	1,699	112

C. Decreases	—	573
C.1 Disposals	—	—
C.2 Write-downs	—	573
C.3 Other decreases	—	—

D. Closing balance	94,235	92,536

E. Total revaluations

F. Total write-downs	1,625	1,625

Details of the changes are as follows:

B. INCREASES

OTHER INCREASES

AUTOSTRADA DEI FIORI SPA

Increase due to application of the equity method, as per reporting package 9/2016	1,699

Total other increases	1,699

C. DECREASES

No decreases are reported.

SECTION 12

PROPERTY AND EQUIPMENT – ITEM 120

12.1 Property and equipment: breakdown of assets carried at cost

Asset/Amounts	Total 31/12/2016	Total 31/12/2015
1.1 Owned assets	616,106	640,313
a) land	228,361	229,087
b) buildings	337,382	348,273
c) furniture and furnishings	2,099	2,729
d) electronic systems	7,672	18,324
e) other	40,592	41,900
1.2 Leased assets	—	1,219
a) land	—	—
b) buildings	—	—
c) furniture and furnishings	—	—
d) electronic systems	—	1,219
e) other	—	—

Total	616,106	641,532

12.2 Tangible assets held for investments: breakdown of assets carried at cost

	Total 31/12/2016				Total 31/12/2015
		Fair Value				Fair Value
Asset/Amounts	Book value	L1	L2	L3	Book value	L1	L2	L3
1. Owned assets	145,168	—	—	147,381	142,284	—	163,104	—
a) land	64,123	—	—	64,321	63,574	—	63,718	—
b) buildings	81,045	—	—	83,060	78,710	—	99,386	—
2. Leased assets	—	—	—	—	—	—	—	—
a) land	—	—	—	—	—	—	—	—
b) buildings	—	—	—	—	—	—	—	—

Total	145,168	—	—	147,381	142,284	—	163,104	—

12.5 Property and equipment used in the business: annual changes

	Land	Building	Furniture	Electronic systems	Other	Total
A. Gross opening balance	229,087	421,134	31,589	91,288	96,903	870,001
A.1 Total net write-down	—	(72,861)	(28,860)	(71,745)	(55,003)	(228,469)

A.2 Net opening balance	229,087	348,273	2,729	19,543	41,900	641,532

B. Increases	2,994	3,514	120	2,555	1,870	11,053
B.1 Purchases	—	—	120	2,452	1,810	4,382
B.2 Capitalised expenditure for improvements	—	132	—	—	—	132
B.3 Write-backs	—	—	—	—	—	—
B.4 Increases in fair value booked to:	—	—	—	—	—	—
- a) shareholders’ equity	—	—	—	—	—	—
- b) profit & loss	—	—	—	—	—	—
B.5 Positive exchange difference	—	—	—	—	—	—
B.6 Transfers from properties held for investment	2,994	3,382	—	—	—	6,376
B.7 Other changes	—	—	—	103	60	163

C. Decreases	3,720	14,405	750	14,426	3,178	36,479
C.1 Disposals	—	—	—	37	51	88
C.2 Depreciation	—	6,331	750	7,591	3,039	17,711
C.3 Impairment losses booked to:	—	607	—	6,695	—	7,302
- a) shareholders’ equity	—	—	—	—	—	—
- b) profit & loss	—	607	—	6,695	—	7,302
C.4 Decreases in fair value booked to:	—	—	—	—	—	—
- a) shareholders’ equity	—	—	—	—	—	—
- b) profit & loss	—	—	—	—	—	—
C.5 Negative exchange difference	—	—	—	—	—	—
C.6 Transfers to:	3,720	7,467	—	—	—	11,187
- a) assets held for investment	3,720	7,467	—	—	—	11,187
- b) assets held for sale	—	—	—	—	—	—
C.7 Other changes	—	—	—	103	88	191

D. Net closing balance	228,361	337,382	2,099	7,672	40,592	616,106
D.1 Total net write-downs	—	(78,185)	(29,601)	(76,427)	(57,441)	(241,654)

D.2 Gross closing balance	228,361	415,567	31,700	84,099	98,033	857,760

E. Carried at cost	—	—	—	—	—	—

Property and equipment are carried at cost.

Sub-item E. “Carried at cost” has been left blank, as per Bank of Italy’s instructions, as this only needs to be filled out for assets accounted for at fair value.

12.6 Property and equipment held for investment: annual changes

	Total
	Land	Building
A. Opening balance	63,574	78,710

B. Increases	3,720	7,468
B.1 Purchases	—	—
B.2 Capitalised expenditure for improvements	—	—
B.3 Increases in fair value	—	—
B.4 Write-backs	—	—
B.5 Positive exchange differences	—	—
B.6 Transfer from properties used in the business	3,720	7,468
B.7 Other increases	—	—

C. Decreases	3,171	5,133
C.1 Disposals	177	263
C.2 Depreciation	—	1,488
C.3 Decreases in fair value	—	—
C.4 Impairment losses	—	—
C.5 Negative exchange differences	—	—
C.6 Transfers to other portfolios	2,994	3,382
a) properties used in the business	2,994	3,382
b) non-current assets held for sale	—	—
C.7 Other decreases	—	—

D. Closing balance	64,123	81,045

E. Valuation at fair value	64,321	83,060

SECTION 13

INTANGIBLE ASSETS – ITEM 130

13.1 Intangible assets: breakdown by type of asset

	31/12/2016		31/12/2015
Asset/Amounts	Finite life	Indefinite life	Finite life	Indefinite life
A.1 Goodwill	X	—	X	19,942
A.1.1 group	X	—	X	19,942
A.1.2 non-controlling interests	X	—	X	—
A.2 Other intangible assets	56,654	—	58,120	—
A.2.1 Assets valued at cost:	56,654	—	58,120	—
a) Internally generated intangible assets	—	—	—	—
b) Other assets	56,654	—	58,120	—
A.2.2 Assets valued at fair value:	—	—	—	—
a) Internally generated intangible assets	—	—	—	—
b) Other assets	—	—	—	—

Total	56,654	—	58,120	19,942

13.2 Intangible assets: annual changes

		Other intangible assets: generated internally		Other intangible assets:		Total
	Goodwill	Finite	Indefinite	Finite	Indefinite
A. Gross opening balance	113,458	—	—	160,025	—	273,483
A.1 Total net write-down	(93,516)	—	—	(101,905)	—	(195,421)

A.2 Net opening balance	19,942	—	—	58,120	—	78,062

B. Increases	—	—	—	23,156	—	23,156
B.1 Purchases	—	—	—	23,142	—	23,142
B.2 Increases in intangible assets generated internally	X	—	—	—	—	—
B.3 Write-backs	X	—	—	—	—	—
B.4 Increases in fair value	—	—	—	—	—	—
- equity	X	—	—	—	—	—
- profit or loss	X	—	—	—	—	—
B.5 Positive exchange differences	—	—	—	—	—	—
B.6 Other decreases	—	—	—	14	—	14

C. Decreases	19,942	—	—	24,622	—	44,564
C.1 Disposals	—	—	—	—	—	—
C.2 Write-downs	19,942	—	—	24,608	—	44,550
- Amortisation	X	—	—	24,608	—	24,608
- Write-downs	19,942	—	—	—	—	19,942
+ equity	X	—	—	—	—	—
+ profit or loss	19,942	—	—	—	—	19,942
C.3 Decreases in fair value	—	—	—	—	—	—
- equity	X	—	—	—	—	—
- profit or loss	X	—	—	—	—	—
C.4 Transfers to non-current assets held for sale	—	—	—	—	—	—
C.5 Negative exchange differences	—	—	—	—	—	—
C.6 Other decreases	—	—	—	14	—	14

D. Net closing balance	—	—	—	56,654	—	56,654
D.1 Total net write-downs	(38,585)	—	—	(101,031)	—	(139,616)

E. Closing balance	38,585	—	—	157,685	—	196,270

F. Carried at cost	—	—	—	—	—	—

Key:

DEF: definite life

INDEF: indefinite life

The impairment of goodwill refers to the full write-down of Banca Cesare Ponti S.p.A.’s goodwill.

Impairment test on goodwill

During 2016, goodwill relating only to the banking Cash Generating Unit (CGUs; see IAS 36, paragraph 18) Banca Cesare Ponti was fully written down, therefore the residual value of intangible assets with an indefinite useful life was nil as at 31/12/2016.

The impairment test leading to the full write down of the goodwill recognised in the consolidated financial statements, was conducted during preparation of the half-year financial report as at 30/06/2016.

As at 30 June 2016, the recognised pre-impairment goodwill of CGU Banca Cesare Ponti amounted to around EUR 20 mln, broken down as follows:

(EUR/000)	Share of equity (a)	of which goodwill recognised in respective separate financial statements (b)
Banca Cesare Ponti	30,200	19,942

The consolidated book value of this CGU amounted to EUR 30.2 mln.

IAS 36 requires a company to ensure that intangible assets with an indefinite useful life are carried at no more than their recoverable amount. This test must be performed at least annually and at the end of each reporting period, where there is an indication of impairment.

By 30 June 2016, Banca Carige’s management bodies had carried out an analysis on the possible indicators of impairment: those relating to general macroeconomic conditions, the banking sector and market conditions and the Bank’s financial and economic performance showed a significant worsening since March 2016, which called for the need to determine their recoverable value (impairment testing).

The results of the impairment test highlighted the need to take significant value adjustments which, in line with IAS 36, were fully allocated to the goodwill of Banca Cesare Ponti.

Method applied

The impairment testing method is based on the Excess Capital version of the Dividend Discount Model (DDM). Under this model, the recoverable amount is equal to the present value of cash flows distributable by each CGU, namely the maximum amount of dividends which may theoretically be distributed, on condition that certain capital requirements are met (Common Equity ratio). It is expressed by the following formula:

where:

W = recoverable amount

Yk = flow of dividends distributable in year k, calculated as the sum of net profit achieved during the year, increased by the value of common equity available and decreased by the capital requirement.

Ke = cost of equity

g = rate of long-term growth of distributable cash flows, beyond the explicit projection period.

Assessment time-frame

The assumptions and forecasts underlying the DDM had concerned:

•	the time span for the valuation of profitability;

•	assumptions regarding growth in balance sheet and profit and loss items and interest rates;

•	the discount rate (Ke), perpetual growth rate (g) and the Common equity ratio.

The time horizon is split into two sub-periods:

•	a first sub-period for the analytical assessment of economic performance, obtained by taking account of developments in balance sheet results and prices; this period is five years;

•	a subsequent sub-period – of infinite duration – with reference to which the perpetual yield value (terminal value) was determined on the basis of the P&L result of the last year of analytical assessment.

External sources of information

For the purpose of a correct and prudent measurement of future cash flows expected from the CGU, reference was made to the forecasts for the key macro-economic indicators listed in the following table:

amounts in %	2015	2016	2017	2018	2019 and beyond
REAL ECONOMY

GDP	0.6	0.8	0.9	1.0	0.9
Household consumption	0.9	1.1	0.8	1.1	0.9
Avg. annual inflation rate	0.0	-0.1	1.3	1.4	1.6
Unemployment rate	11.9	11.6	11.2	10.9	10.3

Future projections: evolution of balance sheet, interest rate and P&L parameters

In its strategic guidelines for the relaunch of Banca Cesare Ponti, the Carige Group had identified it as evolving towards playing the role of the Group’s Private Banking hub, able to serve the group-wide Private customer base with its investment management offering.

Against this background, Banca Cesare Ponti’s challenge will be that of adding leverage to the stand alone player brand, focusing its activities on investment management; Assumptions for growth in balance sheet, profit and loss and interest rate results were inferred from the forecasts contained in the guidelines for the 2016-2020 Strategic Plan, and updated so as to take account of changes to the macro-economic environment and the latest balance results. Future cash flow estimates, however, did not include cash flows connected with:

•	improvements, optimisations or commercial developments not yet implemented or which require investments not yet approved or completed;

•	any synergies from extraordinary corporate transactions and any future restructuring which the Bank is not yet committed to.

Discount rate, perpetual growth rate, minimum capital requirement, terminal value and methodology for determining risk-weighted assets

The discount rate for distributable dividends reflects both the time value of money and the specific risk level of the entity under analysis and is an estimate of the cost of equity using the Capital Asset Pricing Model (CAPM), where the cost of equity (Ke) is contingent upon the following factors:

Ke = risk free rate + ß coefficient * Equity risk premium

More specifically:

•	The risk free interest rate is equal to the average rate of return of the last three-year period of investments in ten-year Italian Government bonds (2.43%);

•	The Equity risk premium is equal to the median of risk premiums estimated by equity analysts (6%);

•	the ß coefficient for Banca Carige’s stock, which is a measure of systemic risk sensitivity (i.e. stock volatility) is 1.195 (Source: Bloomberg).

On the basis of these parameters, the cost of equity was 9.6%.

The 0.9% terminal value cash flow (growth rate g), was determined on the basis of the point-in-time long-term GDP growth rate forecasts from a leading research institute.

The Common Equity Tier 1 ratio was set at 11.25% for 2016 and at 10.30% for the following periods including the terminal value.

Finally, in carrying out the test, the terminal value was not normalised, assuming that the result of the fifth year may represent the best proxy of the result of the CGU.

Impairment test results

The results of the impairment test revealed the need for a full impairment loss to be recognised for the CGU Banca Cesare Ponti, as highlighted in the following table:

	Amounts as at 30 June 2016
Banks	Share of Value in use (a)	Carrying amount before impairment testing (b)	of which goodwill before impairment testing (c)	Impairment of goodwill (d)	Carrying amount after impairment testing (e = b+d)	of which goodwill after impairment testing (f=c+d)
Banca Cesare Ponti	10,052	30,200	19,942	(19,942)	10,258	—

EUR/000

Therefore, after the impairment testing exercise was completed, consolidated intangible assets with an indefinite useful life were fully written off.

SECTION 14

TAX ASSETS AND TAX LIABILITIES – ITEM 140 (ASSETS) AND ITEM 80

(LIABILITIES)

14.1	Deferred tax assets: breakdown

	31/12/2016		31/12/2015 (*)
Counter-item in the income statement	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)
Deferred tax assets as per Law 214/2011
Loan loss provisions	184,279	23,942	208,143	27,650
Tax loss portion convertible into tax credit	7	1
Goodwill	339,316	70,213	343,014	71,333

Total deferred tax assets as per Law 14/2011	523,602	94,156	551,157	98,983

Other deferred tax assets:
Provisions to the supplementary pension fund	7,894	253	33,926	262
Provision for risks and charges related to legal disputes	12,345	477	6,943	375
Provisions to the write-down reserve for signature loans	8,715	1,765	11,172	2,262
Immovable	3,430	698	3,096	627
Intangible fixed assets	1,911		1,180
ACE (aid for economic growth) benefit carried forward	52,302		25,776
Tax losses	240,857		105,609
Other	1,257	1,134	1,321	809

Total other deferred tax assets	328,711	4,327	189,022	4,335

TOTAL	852,313	98,483	740,179	103,318

Counter-item in Shareholders’ equity	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)

Provisions to the supplementary pension fund	5,342	198	21,537	193
Valuation of securities recognised in the AFS portfolio	9,864	1,998	3,079	624
Cash flow hedging derivatives	48,369	9,797	56,015	11,347
Intangible fixed assets	12,031		16,910
Tax losses	39,938		17,894
TOTAL	115,544	11,993	115,435	12,164

Total deferred tax assets	967,857	110,476	855,614	115,481

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

2. Current tax assets: breakdown

Current tax assets recognised for an amount of EUR 985,651 thousand, mainly refer to:

a)	tax credits on indirect tax prepayments for 2016;

b)	tax credits for IRES (corporate income tax) pertaining to 2016; Banca Carige, as consolidating company, has adopted the special tax consolidation (art. 117 et seq., Consolidated Income Tax Law [TUIR]) along with the other Group banks and Creditis Servizi Finanziari S.p.A.;

c)	tax credits for advances paid for IRAP (Regional Tax on Productive Activities) purposes;

d)	tax credit pursuant to Italian Law no. 214/2011, arising from the conversion of deferred tax assets that took place in 2014 and 2016 following the loss for the period and/or the fiscal loss for 2013 and in 2015 for some Group companies.

Part of those credits (recognised by the merged company, Banca Carige Italia) was assessed and verified by the Italian Revenue Agency (see paragraph 14.8 ‘Tax Disputes’ below for further details). For this reason and in consideration of the severe fines (theoretically including criminal sanctions) imposed in the event of unduly applied tax credits, the Group -supported by the opinions of highly reputed tax experts- has prudentially decided to limit the offsetting use of tax credits to positions which are not being directly or indirectly examined by the Revenue Agency;

e)	tax credits from prior years awaiting refund.

14.2	Deferred tax liabilities: breakdown

	31/12/2016		31/12/2015
Counter-item in the income statement	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)

Immovable property	512	104	515	104
Receivables for interest taxable when collected	7,062	33	4,885	43
Participation in FITD Voluntary Scheme	1,091	221
Other	3,129	1,096	3,136	1,049
TOTAL	11,794	1,454	8,536	1,196

Counter-item in Shareholders’ equity	IRES (27.5%)	IRAP (5.57%)	IRES (27.5%)	IRAP (5.57%)

Valuation of securities recognised in the AFS portfolio	676	160	938	435
Other	461	1	463	—
TOTAL	1,137	161	1,401	435

Total deferred tax liabilities	12,931	1,615	9,937	1,631

2. Current tax liabilities: breakdown

Current tax liabilities recognised for an amount of EUR 5,918 thousand, mainly refer to:

a)	tax liabilities for doubtful outcomes on tax credits awaiting refund;

b)	other indirect tax payables (VAT, stamp duty, substitute tax on medium/long-term loans, etc.).

14.3	Deferred tax assets: annual changes (with offsetting entry to profit and loss)

	31/12/2016	31/12/2015 (*)
Opening balance		873,342
Correction of opening balance due to IAS 8		1,929

1. Opening balance	843,497	875,271

2. Increases	175,343	132,575
2.1 Prepaid taxes arising during the year	175,343	120,696
a) relating to previous years	1,438	6,770
b) due to change in accounting principles	—	—
c) write-backs	—	—
d) other	173,905	113,926
2.2 New taxes or increase in tax rates	—	—
2.3 Other increases	—	11,879

3. Decreases	68,044	164,349
3.1 Prepaid taxes derecognised during the year	35,873	25,033
a) reversals	35,873	25,033
b) write-downs of non-recoverable items	—	—
c) change in accounting policies	—	—
d) other	—	—
3.2 Reduction in tax rates	—	—
3.3 Other decreases	32,171	139,316
a) Conversion into tax credit under Law no. 214/2011	32,171	139,316
b) Other	—	—

4. Closing balance	950,796	843,497

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

14.3.1	Deferred tax assets out of which for purposes of L. 214/2011: annual changes (with offsetting entry to profit and loss)

	31/12/2016	31/12/2015 (*)
1. Opening balance	650,140	753,312

2. Increases	8	36,195

3. Decreases	32,390	139,367
3.1 Reversals	219	51
3.2 Conversion into tax credit	32,171	139,316
a) from year losses	32,171	139,316
b) from tax losses	—	—
3.3 Other decreases	—	—

4. Closing balance	617,758	650,140

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

14.4	Deferred tax liabilities: annual changes (with offsetting entry to profit and loss)

	31/12/2016	31/12/2015
1. Opening balance	9,732	7,719

2. Increases	6,557	4,944
2.1 Deferred tax liabilities of the year	6,557	4,691
a) relating to previous years	6	300
b) due to change in accounting principles	—	—
c) other	6,551	4,391
2.2 New taxes or increase in tax rates	—	—
2.3 Other increases	—	253

3. Decreases	3,041	2,931
3.1 Deferred tax liabilities derecognised in the year	3,041	2,931
a) reversals	3,041	2,931
b) due to change in accounting principles	—	—
c) other	—	—
3.2 Reduction in tax rates	—	—
3.3 Other decreases	—	—

4. Closing balance	13,248	9,732

14.5	Deferred tax assets: annual changes (with offsetting entry to equity)

	31/12/2016	31/12/2015
1. Opening balance	127,599	124,712

2. Increases	31,175	30,837
2.1 Deferred tax assets of the year	31,175	28,026
a) relating to previous years	—	243
b) due to change in accounting principles	—	—
c) other	31,175	27,783
2.2 New taxes or increase in tax rates	—	—
2.3 Other increases	—	2,811

3. Decreases	31,237	27,950
3.1 Deferred tax assets derecognised in the year	31,237	27,950
a) reversals	31,237	27,950
b) write-downs of non-recoverable items	—	—
c) due to change in accounting principles	—	—
d) other	—	—
3.2 Reduction in tax rates	—	—
3.3 Other decreases	—	—

4. Closing balance	127,537	127,599

14.6	Deferred tax liabilities: annual changes (with offsetting entry to equity)

	31/12/2016	31/12/2015
1. Opening balance	1,836	3,811

2. Increases	504	1,062
2.1 Deferred tax liabilities of the year	504	1,058
a) relating to previous years	—	—
b) due to change in accounting principles	—	—
c) other	504	1,058
2.2 New taxes or increase in tax rates	—	—
2.3 Other increases	—	4

3. Decreases	1,042	3,037
3.1 Deferred tax liabilities derecognised in the year	1,040	3,037
a) reversals	1,040	3,037
b) due to change in accounting principles	—	—
c) other	—	—
3.2 Reduction in tax rates	—	—
3.3 Other decreases	2	—

4. Closing balance	1,298	1,836

14.7	Other information

- Tax rates applied

The 2016 Stability Law (Law no. 208 of 28/12/2015), provides for a further reduction in the IRES rate from 27.5% to 24%, effective from the fiscal year coinciding with calendar year 2017. For credit and financial institutions, however, the reduction was cancelled out by the introduction of a 3.5% surcharge starting from the same date.

Law Decree no. 98, published in the Official Journal, General Series no. 155 of 6 July 2011, converted into Law no. 111 of 15 July 2011, in Art. 23, para. 5 and 6 changed the IRAP base rate to 4.65% for the banking sector.

A coefficient of 0.9176 was established to reset the rates imposed by the regions for IRAP additional tax. Therefore for almost all regions in which the company operates (for which the standard rate surcharge had been set at1%), the applicable tax rate essentially became 5.57% (4.65% new base rate + 0.92% surcharge).

As a consequence, the rates applied in calculating current and deferred taxes for 2016 are as follows:

IRES 27.5%

IRAP 5.57%

where, concerning IRES the rate applied was 27.5% in 2016 and 24% + a 3.5% surcharge for 2017 and the following taxable periods (unless otherwise modified).

- Determining the tax base for the Corporate income tax (IRES)

As is known, law no. 244/2007 also reinforced the principle of deriving company income from financial statements prepared in accordance with international accounting standards (IAS/IFRS). To this end, tax regulations were changed to envisage:

A)	that, for entities that adopt the IASs/IFRSs, the time allocation and classification criteria of the IAS financial statements should prevail over the provisions of the Consolidated Income Tax Law (Article 83, TUIR);

B)	the introduction of a series of changes to other parts of the TUIR for valuation aspects, in order to harmonise the rules of deriving company income from the financial statements.

At any rate, it should be noted that, despite the foregoing reinforced principle of deriving company income, differences remain between tax regulations and those arising from the application of the International Accounting Standards. As a consequence, the taxable income still shows some differences with respect to the income inferred from the accounting records. To this effect, it should be noted that Ministerial Decree no. 48 of 1 April 2009, (the “IAS Decree”) clarified that “even the parties adopting IAS must apply the provisions of Chapter II, Section I of the Consolidated Income Tax Law providing for quantitative limits on the deduction of negative components, or their exclusion or allocation to more than one tax period, or those that partially or fully exempt or exclude any positive components from taxable income calculation, or permit allocation to more than one tax period, and those that establish the significance of positive or negative components for the year based, respectively, on their collection or payment”.

It should be noted that the tax regime for loans and receivables was recently affected by multiple significant changes.

The 2014 Stability Law established at first that, for IRES purposes, starting from the financial year in progress as at 31 December 2013, credit and financial institutions could fully deduct during the year any losses on loans to customers realised through disposal and deduct any other forms of write-downs and losses on loans to customers, during the year and in the four subsequent years (art. 106, paragraph 3, Consolidated Income Tax Law).

More recently, art. 16 of Legislative Decree no. 83/2015, established that all write-downs and losses on loans to customers can be fully deducted in the financial year of their recognition. Only for the first period of application of the new regime, deductibility was limited to 75% of the total amount of write-downs and losses on loans to customers.

The non-deducted 25%, together with the write-downs on loans until 2012 and the adjustments on loans for financial years 2013 and 2014, will be deductible over ten taxable periods as of 2016 based on the different rates applied according to the law (5% for 2016, 8% for 2017, 10% for 2018, 12% from 2019 to 2024, 5% for 2025).

Write-downs and losses on loans to entities other than customers will, by contrast, continue to be deductible according to ordinary rules for IRES purposes (art. 101, paragraph 5 of the Consolidated Income Tax Law) and not deductible for IRAP purposes.

Regional tax on productivity (IRAP)

The above mentioned Law no. 244/2007 also introduced changes in the calculation method for the IRAP tax base, establishing direct significance of balance sheet items , including for tax purposes, as classified according to the correct accounting standards.

Therefore, the IRAP tax base is essentially determined by subtracting from the Net Interest and other banking Income 50% of dividends collected and 90% of amortisation/depreciation of tangible and intangible assets and administrative costs, net of personnel expenses.

Concerning the latter, the Stability Law for 2015 (Law no. 190 of 23/12/2014), starting from tax period 2015, introduced the full deductibility of costs incurred for permanent staff.

For the adjustments in the value of loans to customers, which were not deductible until 2012, from 2013 the same rules stated above for IRES apply.

- Convertibility of deferred tax assets into tax credits.

Article 2, paragraph 55 of Law Decree no. 225/2010 (the “Decreto Milleproroghe” converted to Law 10/2011) envisaged that deferred tax assets recognised in the financial statements for write-downs on loans (art. 106, paragraph 3, TUIR), goodwill and other intangible assets deductible over several tax years for income tax purposes, are converted into tax credits subject to certain conditions being met, namely, if a loss for the year is posted in the separate financial statements of a company. The conversion is effective as of the date of approval of the financial statements posting a loss, and is limited to the product of the loss for the year multiplied by the ratio of deferred tax assets to the sum of share capital and reserves.

Art. 8 of Law Decree no. 201/2011 (the “Salva Italia” or “Save Italy” decree, converted to Law 214/2011), further expanded the convertibility of deferred tax assets into cash, as already provided for by the “Decreto Milleproroghe” (“One thousand extensions decree”), making it possible to transform them into tax receivables, also in the event of tax loss, and to use the receivables to offset other tax liabilities or transfer such receivables to other Group companies or request reimbursement of the amount.

The above-mentioned amendment therefore renders the possible recovery of deferred tax assets practically certain.

More recently, the “2014 Stability Law” allowed, in the presence of a negative net value of production, for the conversion into tax credits of DTAs allocated for IRAP purposes in relation to write-downs and loan losses, and to the value of goodwill and other intangible assets.

The accounting framework for new DTAs convertible into tax credits ceased to apply in 2016 given that, following the new laws introduced in 2015, adjustments in the value of loans to customers are fully deductible during the tax year of reference, whereas the DTAs relative to goodwill and other intangible fixed assets, recognised for the first time in the financial statements as of 31 December 2015 are no longer convertible (art. 17 of Legislative Decree no. 83/2015).

With specific regard to key events occurring in 2016, it should be noted that, following approval of the 2015 financial statements, which showed a loss for several companies of the Group, the above mentioned conversion took place for an amount of EUR 32.2 mln.

The deferred tax assets recognised in the financial statements and referred to in the decree include EUR 409.6 mln goodwill and EUR 208.2 mln losses on impairment of loans for a total of EUR 617.8 mln (see Table 14.3.1).

Law decree no. 237 of 23/12/2016 (also known as the ‘Banks Decree’) converted into law by Law no. 15 of 17 February 2017, contains an amendment to art. 11 of Law Decree no. 59 of 3 May 2016, concerning the option to pay a fee to continue converting certain deferred tax assets into tax credits. By this amendment, the effective start and end years for fee payment are respectively deferred from 2015 to 2016 and from 2029 to 2030. The P&L is thus impacted by one year only (2016).

Given the relevance of the option of converting deferred tax assets into tax credits for the Carige Group, the Parent Company paid the fee by the deadline of 01/08/2016.

The overall cost recognised in the Carige Group’s profit and loss amounted to EUR 13.9 mln.

- IAS 12 and “probability test” for the recognition of deferred tax assets.

IAS 12 requires deferred tax assets and liabilities to be recognised in accordance with the following criteria:

-	taxable temporary differences: a deferred tax liability shall be recognised for all taxable temporary differences;

-	deductible temporary differences: a deferred tax asset shall be recognised for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.

The amount of deferred tax assets recognised in the financial statements must, therefore, be tested every year, to verify whether it is reasonably probable that sufficient future taxable profit will be realised to ensure the re-absorption of deferred tax assets recognised in prior periods.

In consideration of the significant amount of deferred tax assets recognised, also with regard to the 2016 financial statements, an analysis was conducted to verify whether the forecasts of future profitability are such as to ensure their re-absorption and therefore justify their recognition and maintenance in the financial statements (also known as the “probability test”).

In carrying out the probability test on deferred tax assets recognised in the Bank’s financial statements as at 31 December 2016, assets deriving from deductible temporary differences relating to write-downs of loans and goodwill were considered separately. It should be pointed out that, in this regard, article 2, paragraphs 55 to 57 of Law Decree no. 225/2010 establishes the conversion to tax credits of said deferred tax assets recognised in the financial statements where tax and/or statutory losses are realised.

This circumstance implies the adoption of an additional method, suited to ensuring the recovery of eligible deferred tax assets in any situation, regardless of the company’s future profitability. The convertibility of deferred tax assets resulting from temporary differences suitable to be transformed into tax credits, therefore constitutes an adequate basis for their recognition in the financial statements and renders the associated probability test de facto implicitly superseded (see joint document from the Bank of Italy, Consob and ISVAP no. 5 of 15 May 2012, and subsequent IAS-ABI document no. 112 of 31 May 2012).

Therefore, the probability test focused only on the amount of deferred tax assets not potentially convertible into tax credits. The test outcome was positive and highlighted a future tax base sufficient enough to absorb the deferred tax assets recognised in the financial statements as at 31 December 2016, also taking account of the Parent Company’s (and other Group companies’) adoption of the Group’s tax consolidation regime for IRES purposes.

Out of total deferred tax assets recognised in the financial statements for an amount of EUR 1,078,333 thousand, those relating to Law no. 214/2011 and potentially convertible into tax credits under the foregoing conditions, amounted to EUR 617,758 thousand.

- Deferred taxes on untaxed reserves.

No allocations were made for deferred tax liabilities on untaxed reserves, given the fact that their distribution, for an amount of roughly EUR 198.6 mln (of which EUR 117.6 mln included in share capital) is not expected at the moment.

14.8	Tax Disputes

Information about the individual Group companies is shown below.

Banca Carige

On 28/02/2014 the Genoa Provincial office of the Revenue Agency served an order on Banca Carige levying a higher amount of registration tax (in addition to fines and interest) with reference to the deed of purchase of a company business unit bought from Banca del Monte dei Paschi di Siena in 2010.

In particular, the order was based on the re-estimation of the value of goodwill at an amount higher than the amount indicated by the parties in the afore-mentioned deed of purchase; in particular, the Revenue Agency redetermined the value from EUR 102,461,722 to EUR 140,167,758, resulting in levying a higher amount of registration tax, equal to EUR 455,116 in addition to fines of the same amount and interest. The company promptly filed an appeal.

On 16/02/2016 the Provincial Tax Commission deposited judgement no. 399/1/2016 which upheld the Bank’s appeal in its entirety and ordered the Agency to refund the legal costs. The judgement was appealed against by the Italian Revenue Agency.

The case is thus now pending second-level trial on appeal.

Merger of Cassa di Risparmio di Carrara into Banca Carige

On 03/03/2014 the Genoa Provincial office of the Revenue Agency served a settlement and correction notice to the merged company Cassa di Risparmio di Carrara (and to Banca del Monte dei Paschi di Siena S.p.A.) whereby the aforementioned Office levied a higher amount of registration tax (in addition to fines and interest) with reference to the deed of purchase of the company business unit signed by the Company in 2010. The settlement and correction notice in question is based on the redetermination of goodwill to an amount that is greater than the amount indicated by the parties. In particular, the Revenue Agency redetermined the goodwill in question from EUR 13,642,160 to EUR 18,925,041. As a result of such redetermination the Revenue Agency requested the payment of additional registration tax for a value of EUR 77,248, in addition to fines for the same amount and interest. The company promptly filed an appeal.

On 28/01/2016 the Provincial Tax Commission deposited judgement no. 282/1/2016 which upheld the Bank’s appeal in its entirety and ordered the Agency to refund the legal costs. The judgement was appealed against by the Italian Revenue Agency. The case is thus now pending second-level trial on appeal.

Merger of Banca Carige Italia into Banca Carige

On 29 December 2016, as a result of a prior inquiry by Liguria’s Regional Directorate of the Italian Revenue Agency on Banca Carige, the latter -in its capacity as the merging company of Banca Carige Italia- was served a notice of assessment containing two findings. The first relates to the re-determination of tax credit from the conversion of deferred tax assets for 2013 (approximately EUR 205 mln); the second is about EUR 2.1 mln additional tax payable resulting from partial non-acceptance of the relief connected with the Economic Growth Stimulus (Aiuto alla Crescita Economica, ACE).

Both findings are a consequence of the objections raised by the Agency against the results of the impairment test on goodwill conducted by Banca Carige Italia during preparation of its financial statements for the year 2012. In particular, in the Italian Revenue Agency’s opinion, Banca Carige Italia should have partially impaired its previously recognised goodwill by EUR 771.6 mln and would thus not have had the possibility to fiscally align it in its entirety under art. 15, para.10, of Legislative Decree no. 185/2008 as it did. That lesser tax alignment would have resulted in a lower recognisable amount of alignment-related DTAs and, consequently, in a lower amount convertible into tax credit, upon occurrence of the legally required conditions (as was the case in 2013). In quantitative terms, the Italian Revenue Agency’s ascertainment was reflected in partial non-acceptance of the tax credit arising from conversion of deferred tax assets by the afore-mentioned amount of approximately EUR 205 mln. However, it is worth pointing out that, in relation to the foregoing finding, the notice of assessment clarifies that, after settlement of the specific claim, Banca Carige (in its capacity as the merging company of Banca Carige Italia) would be entitled to the pro-rata reimbursement (ca. EUR 99.9 mln) of the higher amount of substitute tax paid at that time for the tax alignment of goodwill recognised in 2012 and partly not accepted during the ascertainment. The second reported finding conceptually stems from the same objections raised against the results of the afore-mentioned impairment test. According to the argumentations provided by the Italian Revenue Agency in its ascertainment, the financial year 2012 - due to the afore-mentioned impairment and its effects on deferred tax assets - should have closed with a loss for the period instead of posting a profit which was allocated to a reserve and thus caused an increase in what is known as the ACE (Economic Growth Stimulus) base. For this finding alone, sanctions were imposed for an amount equal to 90% of the ascertained higher amount of corporate income tax (IRES).

The Company, supported by the qualified opinions of highly reputed independent experts who, on several occasions, expressed a preliminary judgement of correctness and compliance of the Bank’s impairment testing conduct with the international accounting principles IAS/IFRS, also with the support of its legal advisors, believes that the findings presented in the foregoing notice of assessment can be objected to in many respects and, therefore, contested the tax claims before the Provincial Tax Commission of Genoa on 23.02.2017 seeking their annulment. Accordingly, no pre-conditions were considered to exist under IAS 37 for the allocation of specific provisions to address the foregoing notice of assessment.

Banca del Monte di Lucca

On 07/03/2014 the Genoa Provincial Office of the Revenue Agency served a settlement and correction notice to the Company (and to Banca del Monte dei Paschi di Siena S.p.A.) levying a higher amount of registration tax (in addition to fines and interest) with reference to the deed of purchase of a company business unit signed by the Company in 2010. The settlement and correction notice in question is based on the redetermination of goodwill to an amount that is greater than the amount indicated by the parties in the afore-mentioned deed of purchase. In particular, the Revenue Agency redetermined the goodwill in question from EUR 9,210,173 to EUR 12,861,460. As a result of such redetermination the Revenue Agency requested payment of an additional EUR 53,257 amount of registration tax , in addition to fines for the same amount and interest.

The appeal lodged with the Provincial Tax Commission of Genoa was entirely upheld with the annulment of the claim and an order for the Agency to refund legal costs. This judgment was appealed against and the case is now pending second-level trial.

SECTION 16

OTHER ASSETS – ITEM 160

16.1	Other assets: breakdown

	31/12/2016	31/12/2015
Revenue items in transit	14,895	7,979
Bills and other items for collection	2,830	29,381
Items undergoing processing	114,415	114,711
Current account cheques drawn on third parties	22,745	29,029
Current account cheques drawn on banks	3,221	3,299
Advances paid to tax authorities on behalf of third parties	18,757	21,167
Accrued revenues to be collected	63,965	79,330
Expenses for improvement of third parties’ assets	1,854	2,312
Other	23,141	20,780

Total	265,826	307,988

LIABILITIES

SECTION 1

DUE TO BANKS – ITEM 10

1.1	Due to banks: breakdown

		31/12/2016	31/12/2015
1. Due to central banks		3,000,000	2,302,168
2. Due to banks		468,322	522,789
2.1 Current accounts and demand deposits		28,996	13,965
2.2 Term deposits		—	9,193
2.3 Loans		422,731	472,973
2.3.1 Repos		—	—
2.3.2 Other		422,731	472,973
2.4 Liabilities for commitments to repurchase own equity instruments		—	—
2.5 Other liabilities		16,595	26,658

Total		3,468,322	2,824,957

	Fair value - level 1	—	—
	Fair value - level 2	46,148	2,486,537
	Fair value - level 3	2,866,406	—

Total Fair value		2,912,554	2,486,537

The item “Due to central banks” for an amount of EUR 3 bn (L.T.R.O. of EUR 2.3 bn as at 31/12/2015) refers to refinancing operations with the European Central Bank (T.L.T.R.O.).

SECTION 2

DUE TO CUSTOMERS – ITEM 20

2.1	Due to customers: breakdown

		31/12/2016	31/12/2015
1. Current accounts and demand deposits		11,841,106	13,250,666
2. Term deposits		1,344,401	1,578,120
3. Loans		356,311	533,577
3.1 Repos		351,226	527,683
3.2 Other		5,085	5,894
4. Liabilities for commitments to repurchase own equity instruments		—	—
5. Other liabilities		168,390	174,203

Total		13,710,208	15,536,566

	Fair value - level 1	—	—
	Fair value - level 2	12,967,872	15,504,980
	Fair value - level 3	707,118	—

Fair Value		13,674,990	15,504,980

The Group did not carry out any “long-term structured repo” transactions as defined by the joint Consob / Bank of Italy / Ivass communication dated 8 March 2013.

SECTION 3

SECURITIES ISSUED – ITEM 30

3.1	Debt securities issued: breakdown

	31/12/2016				31/12/2015 (*)
Type of securities/Amounts	Balance Sheet Value	Fair Value			Balance Sheet Value	Fair Value
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
A. Listed securities
1. Bonds	5,440,218	3,774,371	1,299,234	243,902	7,330,224	6,472,533	647,922	83,947
1.1 structured	—	—	—	—	—	—	—	—
1.2 other	5,440,218	3,774,371	1,299,234	243,902	7,330,224	6,472,533	647,922	83,947
2. Other securities	3,076	—	2,524	552	28,141	—	28,141	—
2.1 structured	—	—	—	—	—	—	—	—
2.2 other	3,076	—	2,524	552	28,141	—	28,141	—

Total	5,443,294	3,774,371	1,301,758	244,454	7,358,365	6,472,533	676,063	83,947

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

3.2	Breakdown of item 30 “Securities issued”: subordinated securities

Issuing company	Security code	Nominal value	Book value	Currency	Interest rate	Maturity date
Banca Carige	XS0372143296	100,000	99,840	Euro	Fixed rate of 7.672% until 19/06/2013 - afterwards 3-month Euribor + 310 bps spread	19/06/2018

Banca Carige	XS0524141057	20,000	20,874	Euro	Fixed rate of 5.70% p.a.	30/06/2017

Banca Carige	XS0400411681	160,000	159,444	Euro	Fixed rate of 8.338% p.a. until 04/12/2018 - afterwards 3-month Euribor + 550 bps spread	31/12/2050 perpetual

Banca Carige	IT0004429137	135,000	135,037	Euro	3-month Euribor + annual 200 bps spread	29/12/2018

Banca Carige	XS0542283097	50,000	55,501	Euro	Fixed rate of 5.70% p.a.	17/09/2020

Banca Carige	XS0570270370	200,000	199,810	Euro	Fixed rate of 7.321% p.a.	20/12/2020

Argo Mortgage 2	IT003694137	26,800	26,800	Euro	6-month Euribor + annual 0.30 bps spread	27/10/2043

Argo Mortgage 2	IT003694145	21,650	21,671	Euro	6-month Euribor + annual 0.83 bps spread	10/2043

Lanterna Finance Srl (1)	IT0005154072	331,800	77,005	Euro	3-month Euribor + annual 2.20 bps spread	28/10/2065

Total		1,045,250	795,982

(1)	Securities repurchased by Banca Carige and later sold in a repurchase agreement transaction coming to maturity on 31 March 2017

Qualitative information on subordinated securities issued and eligible as regulatory capital is reported in Part “F” of the Explanatory Notes to the financial statements.

3.3	Breakdown of item 30 Micro-hedged debt securities issued

	31/12/2016	31/12/2015 (*)
1. Securities subject to micro-hedging of fair value:	945,167	2,776,543
a) interest rate risk	945,167	2,776,543
b) exchange risk	—	—
c) multiple risks	—	—

2. Securities subject to micro-hedging of cash flows:	—	—
a) interest rate risk	—	—
b) exchange risk	—	—
c) other	—	—

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

SECTION 4

FINANCIAL LIABILITIES HELD FOR TRADING – ITEM 40

4.1 Financial liabilities held for trading: breakdown

	31/12/2016					31/12/2015
	VN	FV			FV*	VN	FV			FV*
Type of transaction/Amounts		L1	L2	L3			L1	L2	L3
A. Cash liabilities
1. Due to banks	—	—	—	—	—	—	—	—	—	—
2. Due to customers	—	—	—	—	—	—	—	—	—	—
3. Debt securities	—	—	—	—	—	—	—	—	—	—
3.1 Bonds	—	—	—	—	—	—	—	—	—	—
3.1.1 Structured	—	—	—	—	x	—	—	—	—	x
3.1.2 Other bonds	—	—	—	—	x	—	—	—	—	x
3.2 Other securities	—	—	—	—	—	—	—	—	—	—
3.2.1 Structured	—	—	—	—	x	—	—	—	—	x
3.2.2 Other	—	—	—	—	x	—	—	—	—	x

Total A	—	—	—	—	—	—	—	—	—	—

B. Derivative instruments
1. Financial derivatives	x	—	2,064	—	x	x	—	4,824	—	x
1.1 Trading	x	—	2,064	—	x	x	—	4,824	—	x
1.2 Connected with the fair value option	x	—	—	—	x	x	—	—	—	x
1.3 Other	x	—	—	—	x	x	—	—	—	x
2. Credit derivatives	x	—	—	—	x	x	—	—	—	x
2.1 Trading	x	—	—	—	x	x	—	—	—	x
2.2 Connected with the fair value option	x	—	—	—	x	x	—	—	—	x
2.3 Other	x	—	—	—	x	x	—	—	—	x

Total B	x	—	2,064	—	x	x	—	4,824	—	x

Total (A+B)	x	—	2,064	—	x	x	—	4,824	—	x

Key

FV = fair value

FV* = fair value calculated excluding value adjustments due to changes in the credit rating of the issuer since date of issuance. NV = nominal or notional value

L1 = Level 1

L2 = Level 2

L3 = Level 3

SECTION 5

FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT AND LOSS – ITEM 50

5.1	Financial liabilities designated at fair value: breakdown

	31/12/2016					31/12/2015
Type of transaction/Amounts	VN	FV			FV*	VN	FV			FV*
		L1	L2	L3			L1	L2	L3
1. Due to banks	—	—	—	—	—	—	—	—	—	—
1.1 Structured	—	—	—	—	x	—	—	—	—	x
1.2 Other	—	—	—	—	x	—	—	—	—	x

2. Due to customers	—	—	—	—	—	—	—	—	—	—
2.1 Structured	—	—	—	—	x	—	—	—	—	x
2.2 Other	—	—	—	—	x	—	—	—	—	x

3. Debt securities	452,297	459,198	—	—	493,640	555,168	557,795	—	—	592,066
3.1 Structured	—	—	—	—	x	—	—	—	—	x
3.2 Other	452,297	459,198	—	—	x	555,168	557,795	—	—	x

Total	452,297	459,198	—	—	493,640	555,168	557,795	—	—	592,066

Key

FV = fair value

FV* = fair value calculated excluding value adjustments due to changes in the credit rating of the issuer since date of issuance. NV = nominal or notional value

L1 = Level 1

L2 = Level 2

L3 = Level 3

The Bank has attributed a fair value to bonds issued which are hosted in derivative contracts connected with interest rate risk, in order to avoid an accounting mismatch with respect to the treatment reserved for the associated hedge accounting derivatives.

SECTION 6

HEDGING DERIVATIVES – ITEM 60

6.1	Hedging derivatives: breakdown by type of hedging and level of fair value

	Fair Value	31/12/2016		VN	Fair Value	31/12/2015		VN
	L1	L2	L3	31/12/2016	L1	L2	L3	31/12/2015
A. Financial derivatives	—	259,037	—	847,645	—	220,628	—	717,937
1) Fair value	—	259,037	—	847,645	—	220,628	—	717,937
2) Cash flows	—	—	—	—	—	—	—	—
3) Investments in foreign operations	—	—	—	—	—	—	—	—
B. Credit derivatives	—	—	—	—	—	—	—	—
1) Fair value	—	—	—	—	—	—	—	—
2) Cash flows	—	—	—	—	—	—	—	—

Total	—	259,037	—	847,645	—	220,628	—	717,937

NV = nominal or notional value

L1 = Level 1

L2 = Level 2

L3 = Level 3

6.2 Hedging derivatives: breakdown by hedged portfolio and type of hedging

	Fair Value						Cash flows
Transactions/Type of hedging	Micro-hedge					Macro- hedge	Micro- hedge	Macro- hedge	Foreign investments
	Rate risk	Exchange risk	Credit risk	Price risk	Multiple risks
1. Financial assets available for sale	16,912	—	—	—	—	x	—	x	x

2. Loans and receivables	215,433	—	—	x	—	x	—	x	x

3. Financial assets held to maturity	x	—	—	x	—	x	—	x	x

4. Portfolio	x	x	x	x	x	—	x	—	x

5. Other transactions	—	—	—	—	—	x	—	x	—

Total assets	232,345	—	—	—	—	—	—	—	—

1. Financial liabilities	—	—	—	x	—	x	—	x	x

2. Portfolio	x	x	x	x	x	—	x	—	x

Total liabilities	—	—	—	—	—	—	—	—	—

1. Forecast transactions	x	x	x	x	x	x	—	x	x

2. Financial assets and liabilities portfolio	x	x	x	x	x	26,692	x	—	—

SECTION 8

TAX LIABILITIES – ITEM 80

For information on this section, please refer to Section 14 - Assets.

SECTION 10

OTHER LIABILITIES – ITEM 100

10.1	Other liabilities: breakdown

	Total 31/12/2016	Total 31/12/2015
Security deposits received from third parties	679	953
Amounts payable to tax authorities on behalf of third parties	41,311	63,969
Debit items in transit	2,925	10,633
Adjustments diff. relating to bills held in portfolio	7,370	133,016
Items undergoing processing	164,518	373,347
Accounts payable	49,118	78,892
Payables for personnel expenses	4,571	125,664
Costs accrued to be recognised	34,787	16,168
Payables for guarantees and commitments	31,692	41,309
Other liabilities	101,227	78,289

Total	438,198	922,239

The decrease in Payables for personnel expenses mainly results from a transfer to other defined contribution funds of fund members’ positions (so called “Packages”) as determined in the last financial year following an agreement, between the Bank and the trade unions for the transformation of the FIP supplementary pension fund.

SECTION 11

EMPLOYEE TERMINATION INDEMNITIES – ITEM 110

11.1	Employee termination indemnities: annual changes

	Total 31/12/2016	Total 31/12/2015
A. Opening balance	72,235	82,588

B. Increases	935	1,633
B.1 Provision for the year	826	784
B.2 Other increases	109	849

C. Decreases	7,401	11,986
C.1 Severance payments	7,353	11,024
C.2 Other decreases	48	962

D. Closing balance	65,769	72,235

11.2	Other information

The employee termination indemnities provision covers rights accrued by employees as at 31/12/2016 in accordance with current laws, national collective labour agreements and company supplementary labour contracts.

The amount calculated pursuant to Article 2120 of the Italian Civil Code amounts to EUR 57,559 thousand (EUR 63,641 thousand as at 1/1/2015, of which EUR 25,002 thousand for the merged company, Banca Carige Italia S.p.A, and EUR 38,639 thousand for the merging company, Banca Carige S.p.A.).

Application of IAS 19 – Employee Benefits.

EC Regulation no. 475 of 5 June 2012 endorsed the new version of IAS 19 outlining the accounting requirements for employee benefits, mandatorily applicable to annual periods beginning on or after 1 January 2013.

The Banca Carige Group applied the revised IAS 19 starting from 1 January 2012, availing itself of the option of earlier application permitted by the Regulation.

Description of the employee termination indemnities as a defined benefit plan.

The Consolidated Law on supplementary pensions (Legislative Decree No. 252/2005) makes it possible to allocate, on a voluntary basis, the employee termination indemnities (severance pay), accruing as of 1/1/2007, to supplementary pension funds.

Companies with at least 50 employees shall pay the portions of employee termination indemnities not intended for supplementary pensions to the “Provision for disbursement to private sector employees pursuant to Article 2120 of the Italian Civil Code”, managed by INPS [National Social Security Institute] and established by Law 296/2006 (2007 Budget Law).

Except for a residual part accruing in the first half of 2007, all TFR amounts accrued from 1 January 2007 must be paid into supplementary pension plans and/or to INPS.

These amounts constitute a “defined contribution plan”: the expense for the Company is limited to the contributions set out in the Italian Civil Code, with no additional actuarial obligations for the Company, in connection with the employee’s future service.

However, the employee termination indemnities accrued until 31 December 2006 continue to qualify, for accounting purposes, as a post-employment “defined benefit” plan.

Application of IAS 19.

Defined benefit plans require, for accounting purposes, the disaggregation of changes in the obligation into three components: employment, financing and remeasurement. The first two should be recognised to profit or loss, while the third component should be recognised in Equity under “Other Comprehensive Income” (OCI).

The employment component consists of changes in the obligation relating to:

•	the service rendered by the employee in the current year (Current Service Cost, or CSC);

•	the service rendered in prior periods, arising as result of a plan amendment or curtailment;

•	actuarial gains or losses upon plan settlement.

The financing component consists of changes in the obligation, during the period, arising from the passage of time (Interest Cost or IC).

The remeasurement component comprises actuarial gains/losses.

Determination of the present value of defined benefit obligations.

The valuation of future expense for employee termination indemnities was performed by an independent actuary in accordance with IAS 19 criteria for defined benefits plans. In particular, the approach led to the determination of the Defined Benefit Obligation (DBO), i.e. the average present value of defined benefit obligations as at 31 December 2016, accrued by employees in service at the calculation date during the current and prior periods.

It is noted that, under current regulations, employee termination benefits should be considered accrued in full, and therefore the Current Service Cost (CSC) for this benefit is zero from 1 July 2007.

In addition, the employee termination Interest Cost for 2016 was determined by applying the discount rate at the beginning of the period (1.20%) to the DBO as at 1 January 2016, taking into account the changes in the liability as a result of the payment of contributions and benefits.

To define the DBO amount, an estimation was made of future payments due to each employee for accrued entitlement to retirement benefits on account of age or seniority, disability, death, resignation or a request for advances.

Evaluations took account of Art. 24 of Law 214/2011 as regards requirements for entitlement to INPS pension schemes.

Demographic assumptions.

The following statistical sources with breakdown by age and gender were used:

–	for the probability of death: ISTAT table for 2015 (ISTAT source – Annuario statistico italiano, the Italian statistical yearbook, for 2015) appropriately reduced on the basis of the Group’s time series of data;

–	probability of termination of employment for various reasons (resignation, firing) by age and gender: figures were inferred from experience with employees of the Carige Group.

Other estimates included:

–	the maximum number of requests for advances that may be submitted;

–	the frequency of requests for first advances and subsequent requests;

–	the amount of termination benefit advances for each request.

Economic-financial assumptions.

Assumptions included an average 2% annual inflation rate for the entire valuation period, an annual remuneration growth rate for all employees’ categories of 1.3% for 2017 and 2018 and 2.3% from

2019 and a 1% annual nominal discount rate, in light of the average term to maturity of the Group’s liabilities for the staff severance pay, and with reference to the interest rate curve of AA-rated securities issued by corporate issuers in the Euro area as at 31 December 2016.

SECTION 12

ALLOWANCES FOR RISKS AND CHARGES – ITEM 120

12.1	Allowances for risks and charges: breakdown

Item/Amount	31/12/2016	31/12/2015
1. Company pension fund	37,179	244,932
2. Other allowances for risks and charges	68,992	79,898
2.1 Legal disputes	23,407	22,543
2.2 Personnel expenses	19,844	49,468
2.3 Other	25,741	7,887

Total	106,171	324,830

12.2	Allowances for risks and charges: annual changes

	Total
Item/Amount	Pensions and post retirement benefit obligations	Other allowances
A. Opening balance	244,932	79,898

B. Increases	4,110	28,922
B.1 Provision for the year	8	28,417
B.2 Changes due to the time value of money	624	4
B.3 Changes due to discount-rate changes	—	—
B.4 Other increases	3,478	501

C. Decreases	211,863	39,828
C.1 Use during the year	6,832	24,054
C.2 Changes due to discount rate changes	—	—
C.3 Other decreases	205,031	15,774

D. Closing balance	37,179	68,992

12.3	Defined benefit company pension funds

Following the absorption of Cassa di Risparmio di Savona S.p.A. and Cassa di Risparmio di Carrara S.p.A. on 1 January 2015, the pension funds established within the above-indicated companies have remained separate also for accounting purposes within the merging company Banca Carige S.p.A. The Banca Carige S.p.A. fund will hereinafter be referred to as “FIP Carige”, the fund of Cassa di Risparmio di Savona as “FIP Carisa”, and the fund of Cassa di Risparmio di Carrara as “FIP Carrara”.

The three Funds are supplementary pension funds which already existed on entry into force of Law no. 421 of 23 October 1992, and as such they have been registered with the Registry of Pension Funds under special section III since 14 October 1999. The Carige, Carisa and Carrara funds are respectively registered under no. 9004, 9026 and 9154 and are subject to the supervision of COVIP (Pension Fund Supervisory Commission).

The Funds lack autonomous legal personality. Both the Carige and Carisa FIP funds are an item in the Financial Statements which guarantees the Bank’s obligation to maintain the resources necessary at any given time for each Fund to pay the benefits payable. Therefore, they are a provisioning fund of the Bank which guarantees payment of a future obligation.

FIP Carrara is established as a separate and autonomous fund pursuant to art. 2117 of the Italian Civil Code, as part of the Bank’s overall assets.

The Funds are not structured in individual accounts and are closed to new participants.

More specifically:

•	FIP Carige (Carige Supplementary Pension Fund)

During 2015 the Bank and the unions agreed to undertake a project involving the transformation of the Fund for active participants, retired employees and former employees awaiting a deferred pension from the Fund (“deferred pension recipients”). As a result of this transformation, individual asset packages were calculated on the basis of the benefits accrued to each participant as at 30 June 2015 (“transferable packages”). Such transferable packages are to be transferred, following voluntary enrolment, to another defined-contribution pension fund, along with the employer’s future contribution; in the cases of retirees and deferred pension recipients, the transformation called for payment of (current or future) pensions in lump-sum form and the calculation of the sums to be offered at 30 June 2015, also through voluntary enrolment, with the exclusion of all other benefits from the Bank.

In implementation of the resolution of the Board of Directors of 27 October 2015, the Bank entered into agreements with the unions to formalise the arrangements indicated above.

Employees enrolled in the individual pension plan were then offered the option of transferring their positions to another pension fund. The company’s offer was accepted by 1,281 of the 1,285 participating employees. On 19 December 2015 and 15 January 2016 a settlement agreement was reached with the participants before the Joint Conciliation Commission formed pursuant to the national collective labour contract for the sector, under which the interested parties formally accepted the “transferable packages” offered by the Bank in return for waiver of enrolment in the individual pension plan.

Similarly, deferred pension recipients were offered the option of transferring their “transferable packages” to another fund or to redeem their positions and retirees were offered the option of receiving their pension annuities in lump-sum form. The company’s offer was accepted by 149 deferred pension recipients and 1,666 retirees. In 2016 a settlement agreement process was held before the Joint Conciliation Commission, whereby the interested parties formally accepted the company’s proposals in return for waiver of enrolment in the individual pension fund.

As a result of the above operation, the number of participants in the Carige Fund at 31 December 2016 had declined to four employees (“active participants”), 202 retirees and eight deferred pension recipients.

•	FIP Carisa (Carisa Supplementary Pension Fund)

During 2016 the same actions as those concerning the Carige Supplementary Pension Fund were implemented for the Carisa Supplementary Pension Fund, with 90 employees (“active participants”), 40 retirees and one deferred pension recipient joining the initiative. The number of members of the Carisa Supplementary Pension Fund decreased to 3 deferred pension recipients and 9 retirees.

•	FIP Carrara (Carrara Supplementary Pension Fund)

Only retired employees are registered with FIP Carrara, as the defined contribution section which the employees participated in, was settled in February 2015, in compliance with the resolution taken by the Board of Directors of Cassa di Risparmio di Carrara on 10 November 2014.

The number of employees participating in the Carrara Fund is 41, of whom 30 former employees, 11 survivors of deceased former employees or of retired employees.

Application of the new version of IAS 19 – Employee Benefits.

EC Regulation no. 475 of 5 June 2012 endorsed the new version of IAS 19 outlining the accounting requirements for employee benefits, mandatorily applicable to annual periods beginning on or after 1 January 2013.

The Banca Carige Group applied the revised IAS 19 starting from 1 January 2012, availing itself of the option of earlier application permitted by the Regulation.

Classification of the Supplementary Pension Funds in accordance with IAS 19.

IAS 19 defines the accounting procedures for employee benefits, classifying such benefits based on payment timing and degree of uncertainty in determining the Entity’s obligation.

Pension benefits are classified as post-employment benefits and they are divided into defined contribution plans and defined benefit plans.

Defined benefit plans are characterised by the fact that actuarial and investment risks are not transferred to an outside party or to the employee, but fall on the Entity.

Accounting for defined benefit plans is complex because, to determine the value and cost of the obligation, actuarial assumptions are necessary and there is a possibility that actuarial gains and losses may occur. Moreover, obligations are subject to discounting because they may be settled many years after the employees render the related service.

For IAS 19 purposes, Company Pension Funds are post-employment defined benefit plans.

Determination of the present value of the obligation (Defined Benefit Obligation).

The Entity’s obligation consists in the payment of:

•	direct pensions to retired employees;

•	indirect pensions to survivors of employees who died while they were employed;

•	dependants’ pensions, to the survivors of former employees who died after retirement.

Entitlement to a pension is obtained when reaching the requirements specified by the Regulation, but payment is subject to settlement of the INPS pension (pursuant to Italian Legislative Decree no. 124/1993 art. 18, paragraph 8-quinquies, introduced by Italian Law 335/1995 art. 15, which limited the supplementary pension benefits to the supplementary part alone).

To determine the present value of the obligation, it is necessary to:

•	determine the cost of current services (Current Service Cost) and, if the conditions are met, the cost of past services (Past Service Cost);

•	use the projected unit credit method (sometimes known as the accrued method pro-rated on service or as the benefit/years of service method);

•	estimate, with actuarial assumptions, the demographic and financial variables that will influence the cost of the benefits;

•	discount the benefits in order to determine the present value of the obligation;

•	subtract the fair value of the plan assets from the present value of the obligations.

The main demographic variables to be considered relate to the future characteristics of current and former employees (and their dependants) who are eligible for the benefits. Demographic assumptions deal with matters such as:

-	mortality;

-	rates of employee turnover, disability and early retirement;

-	the proportion of plan members with dependants who will be eligible for the benefits.

The main financial assumptions to be considered deal with items such as:

•	the discount rate determined by reference to market yields at the end of the reporting period on high quality corporate bonds. In countries where there is no deep market in such bonds, the market yields (at the end of the reporting period) on government bonds shall be used.

Currencies and terms of the corporate bonds or government bonds yields used must be consistent with the currency and terms of the obligation;

•	the benefit levels set out in the terms of the plan;

•	estimated future salary increases that will affect the benefits payable.

The present value of the obligation was determined by an independent actuary using technical demographic, economic and financial evidence in accordance with the foregoing IAS 19 criteria.

The technical demographic basis used includes the following:

-	probability of death of the retired employees and their family members: inferred from the 2015 figures for the mortality rates in the Italian population (source: ISTAT – Annuario statistico italiano 2016) selected on the basis of a job background in the banking sector and updated to take into account the gradual increase in life expectancy, inferred from changes to the latest projections published by ISTAT for the 2011-2065 period (middle scenario);

-	probability of death of current employees: figures were calculated by reducing the 2015 death probability relating to the Italian population (source: ISTAT – Annuario statistico italiano 2016), taking account of both the increased life expectancy registered in recent years and the experience regarding employees in the Carige Group;

-	probability of leaving a family (source: ISTAT);

-	frequency of different types of family structures in new surviving households and average age of the members of the new surviving households according to age and gender of the assignor (source: INPS).

The definition of economic and financial assumptions led to the adoption of the following framework:

•	annual inflation rate: 2% for the entire valuation period;

•	nominal annual GDP growth rate: 2% from 2016 and 3% from 2017 onwards;

•	annual rate of salary increase: 1.3% from 2016 to 2018 and 2.3% from 2019 onwards for all categories;

•	annual adjustment of the supplementary indemnity and INPS pension fund, as provided for by regulations in force;

•	annual nominal discount rate of 1.4% (1.8% as at 31 December 2015), taking account of an average term to maturity of liabilities related to the Carige Group’s pension funds of approximately 10 years, and with reference to the interest rate curve for AA-rated securities issued by corporate issuers in the Euro area as at 31 December 2016.

The retirement payout and the extent of the public pension were calculated according to current regulations.

Benefit levels set out in the plan and estimated future salary increases.

In every year of evaluation:

•	for every current employee who has not attained the eligibility requirements for retirement or who has not left the company for other causes of termination, salary increases due to contract renewals, seniority and promotion were considered;

•	for each retired member, the amount of pension payable was calculated;

•	for each retired member, the pension was revaluated, taking into account any additional pensions received, according to current law provisions regulating adjustments to pensions.

The definition of “plan assets” in accordance with IAS 19 prescribes that such assets:

•	are held by a fund that is legally separate from the reporting Entity and exists solely to pay or fund employee benefits and

•	are available to be used only to pay or fund employee benefits, are not available to the reporting Entity’s own creditors (even in bankruptcy), and cannot be returned to the reporting Entity, unless under strictly defined exceptions.

As the Funds have no independent legal status, no defined benefit plan assets exist.

Application of IAS 19.

Defined benefit plans require, for accounting purposes, the disaggregation of changes in the obligation into three components: employment, financing and remeasurement. The first two should be recognised to profit or loss, while the third component should be recognised in Equity under “Other Comprehensive Income” (OCI).

The employment component consists of changes in the obligation relating to:

•	the service rendered by the employee in the current year (Current Service Cost, or CSC);

•	the service rendered in prior periods arising as a result of plan amendment (Past Service Cost) or curtailment;

•	actuarial gains or losses upon plan settlement.

The financing component consists of changes in the obligation, during the period, arising from the passage of time (Interest Cost or IC).

The remeasurement component comprises actuarial gains/losses.

Details of the amount set aside and its use during the period.

FIP Carige

The change in the amount set aside for the period is the result of the algebraic sum of:

Interest Cost (IC), recognised in profit or loss, amounting to EUR 524 thousand;

Current Service Cost (CSC), recognised in profit or loss, amounting to EUR 8 thousand;

Reduction in the amount set aside amounting to EUR 198,603 thousand, of which EUR 190,752 thousand in relation to the agreement signed by the Bank with trade unions to transform the Fund as per details provided above for active participants, retired employees and former employees awaiting a deferred pension from the Fund (“deferred pension recipients”).

Pensions paid out amounted to EUR 6,166 thousand.

Sensitivity analysis of the main actuarial assumptions.

The impact from changes, with a discount rate respectively lower and higher by 0.5 percentage point than the discount rate in use (1.4%) would have been as follows:

EUR/000
Discount rate	DBO active participants	DBO retirees and deferred recipients	Total
0.9%	399	32,788	33,187
1.9%	308	29,630	29,638

Cash flows

Changes recognised in profit or loss are those arising from the IC (determined applying the start-of-period discount rate to the start-of-period DBO, taking into account changes due to pension pay-outs) and from the Current Service Cost (CSC).

FIP Carisa

Details of the amount set aside and its use during the period.

Changes in the amount set aside for the period are the result of the algebraic sum of:

Interest Cost (IC), recognised in profit or loss, amounting to EUR 9 thousand,

Current Service Cost (CSC): nil.

Reduction in the amount set aside by EUR 3,246 thousand. Pensions paid out amounted to EUR 167 thousand.

Sensitivity analysis of the main actuarial assumptions.

The impact from changes, with a discount rate respectively lower and higher by 0.5 percentage point than the discount rate in use (1.4%) would have been as follows:

EUR/000
Discount rate	DBO retirees and deferred recipients
0.9%	519
1.9%	469

Cash flows

Changes recognised in profit or loss are those arising from the IC (determined applying the start-of-period discount rate to the start-of-period DBO, taking into account changes due to pension pay-outs) and from the Current Service Cost (CSC).

FIP Carrara

Details of the amount set aside and its use during the period.

The allocation for the year, amounting to EUR 383 thousand, comprises:

Interest Cost (IC), recognised in profit or loss, amounting to EUR 91 thousand;

Actuarial losses, allocated to Other Comprehensive Income (OCI), amounting to EUR 292 thousand.

Pensions paid out amounted to EUR 495 thousand.

Sensitivity analysis of the main actuarial assumptions.

The impact from changes, with a discount rate respectively lower and higher by 0.5 percentage point than the discount rate in use (1.4%) would have been as follows:

EUR/000
Discount rate	DBO retired employees
0.9%	5,438
1.9%	4,972

Cash flows

Changes recognised in profit or loss are those arising from the IC (determined applying the start-of-period discount rate to the start-of-period DBO , taking into account changes due to pension pay-outs).

These changes, for 2016 and in the short term, can be indicatively estimated on an annual basis at approximately EUR 91 thousand.

By effect of the fund composition CSC is nil.

12.4	Allowances for risks and charges – other allowances

1.	Personnel expenses

Fund for charges related to incentives for employment termination.

The provisions set aside are those related to the definitive financial benefits – i.e. without the possibility of withdrawal from the offer – in favour of employees as an incentive for termination of employment. These incentives become payable twelve months or more after the end of the reporting period. Considering the time-frame for t these benefits to be awarded (2016 – 2020), no actuarial assessments were made: the amounts were discounted using the interest rate curve for AA-rated securities from corporate issuers in the Euro area as at 31 December 2016. The amount set aside is EUR 8,861 thousand.

Fund for restructuring charges related to incentives for employment termination.

The provisions set aside are those corresponding to the estimated benefits – i.e. incentives for employment termination – from which it is still possible for the Company to withdraw. The provisions set aside were determined by applying the requirements of IAS37.

An amount of EUR 11,657 thousand was used out of the provision set aside in the prior periods.

Seniority bonus

The seniority bonus is an amount equal to 1/12 of the annual contractual compensation, paid to the employee upon reaching the 25th year of actual service.

The Union Agreement of 30 September 2014 modified both the identification criteria of the recipients of the Seniority Bonus and its determination. In particular, starting from 1 January 2015, the Seniority Bonus will only be paid to employees who had accrued no less than 6 years of service by 1 January 2015. In this case, the bonus will be paid to the individuals concerned – who have been employed continuously, upon reaching the level of seniority required by the company – prorated to the actual period of employment as at 30 September 2014, taking as a reference the annual contractual remuneration of each individual in question as at 30 September 2014.

The new union agreement signed on 28 October 2016 establishes that, upon attainment of the retirement eligibility requirements set forth by the applicable regulations by 31 March 2017, employees may become the beneficiaries of substitute treatment as an alternative to the treatment envisaged by the Agreement of 30 September 2014. Alternative treatment implies paying out a portion of the seniority bonus. This change was recognised as part of the current period.

Based on the sub-division of benefits to employees under the new version of IAS 19, the seniority bonus is included among “other long-term employee benefits”.

The measurement of the seniority bonus is not subject to the same degree of uncertainty as the measurement of post-employment benefits, such as the employee termination indemnities and supplementary pension funds: therefore, IAS 19 requires a simplified method of accounting for said benefits which does not recognise the actuarial gains and losses as items of income or expense in other comprehensive income. Changes in the obligation are fully recognised as items of income or expense in profit or loss.

As required by IAS 19, an actuarial assessment of the obligation was carried out.

The discount rate used was 1% (unchanged from the rate used in the measurement as at 31 December 2015), considering the average remaining period of the Carige Group’s overall liabilities and with reference to the interest rate curve of AA-rated securities from corporate issuers in the Euro area as at 31 December 2016.

The amount set aside is EUR 2,820 thousand.

Allowances for risks and charges – Carige Supplementary Pension Fund

In the prior periods, the Group set aside provisions for risks and charges to face potential demands from the FIP Carige retirees for different claims.

Given the decrease in FIP membership (see paragraph 12.3), the Group acknowledged that risk was reduced and partially released the fund, bringing about a reversal of EUR 11,600 thousand.

2.	Legal Disputes

The provision was established to meet any potential losses from legal proceedings in progress, for which it is possible to make a reliable estimate of contingent liabilities in accordance with IAS 37. At the end of 2016, the provision totalled EUR 23.4 mln, of which EUR 22.1 mln for lawsuits filed against the Bank and bankruptcy clawback actions, for which the future expenditure and length of the dispute settlement process have been estimated, and EUR 1.3 mln for labour disputes. Commitments becoming due proved immaterial and therefore were not discounted.

3.	Other provisions

This item consists mainly in a provision (EUR 18.5 mln) recognised during 2016 in connection with distribution commitments undertaken and guarantees pledged under the agreements for the disposal of the insurance companies and thereto connected distribution agreements. For more information, please see the Section “Disposal of Insurance Companies – guarantees and commitments” in Part A of the Notes to the Financial Statements.

The item also consists also in a EUR 3.4 mln provision for charges payable by the subsidiary Centro Fiduciario S.p.A. concerning probable fines for failure to report suspected money laundering transactions (pursuant to Italian Legislative Decree 231/2001) by ex-employees of Centro Fiduciario, a EUR 2.3 mln provision for a doubtful commercial receivable from a services supplier, recognised in the assets under Item 150 “Other assets”, a EUR 332 thousand provision for the risk of non-recovery of fines imposed on ex directors, paid in advance by the bank as jointly liable, and a EUR 290 thousand provision on fraudulent withdrawals from Ricarige cards.

Finally, other provisions were outstanding as at 31 December 2016, for a total amount of EUR 368 thousand. This amount was set aside as a consequence of cases of embezzlement attributable to former employees of Banca Cesare Ponti S.p.A. in relation to which specific provisions were allocated to allow for the out-of-court settlement of the pending disputes arising therefrom, some of which were still ongoing at the end of the year.

Contingent liabilities

With reference to the Group as at 31/12/2015, no material contingent liabilities exist other than those reported below.

On 29 December 2016, the Italian Revenue Agency served a notice of assessment on Banca Carige. For further information see paragraph 14.8 “Tax disputes” in the Explanatory Notes.

Lastly, it should be noted that during the period Banca Carige received a claim for damages amounting to EUR 100 mln from the Bankruptcy Receivers of a borrower which the Bank, with the support of a legal advisor’s opinion, believes has no immediate detrimental impacts at this stage and, therefore, has not taken any provisions as the risk is considered not probable at the moment.

SECTION 15

GROUP SHAREHOLDERS’ EQUITY – ITEMS 140, 160, 170, 180, 190, 200 AND 220

15.1	Share capital and treasury shares – breakdown

Number of shares issued	Ordinary	Savings	Total
Number of shares at the end of the period	830,155,633	25,542	830,181,175
– fully paid-up	830,155,633	25,542	830,181,175
– not fully paid-up

Share capital structure	Ordinary	Savings	Total
Number of shares at the end of the period	2,791,336	86	2,791,422
– fully paid-up	2,791,336	86	2,791,422
– not fully paid-up

EUR/000

Number of treasury shares	Ordinary	Savings	Total
Number of shares at the end of the period	219,513	—	219,513
– fully paid-up	219,513	—	219,513
– not fully paid-up

Book value of treasury shares	Ordinary	Savings	Total
Shares outstanding at the end of the period	15,572	—	15,572
– fully paid-up	15,572	—	15,572
– not fully paid-up

EUR/000

15.2	Share capital – Number of shares: changes in the year

Item/Type	Ordinary	Savings
A. Shares outstanding at the beginning of the year	830,155,633	25,542
– fully paid-up	830,155,633	25,542
– not fully paid-up

A.1 Treasury shares (-)	(219,513)	—

A.2 Shares outstanding: opening balance	829,936,120	25,542

B. Increases	—	—
B.1 New issues	—	—
– with consideration:
– business combinations
– conversion of bonds
– exercise of warrants
– other
– without consideration
– in favour of employees
– in favour of directors
– other
B.2 Sale of treasury shares
B.3 Other increases

C. Decreases	—	—
C.1 Cancellation
C.2 Purchase of treasury shares
C.3 Sale of companies
C.4 Other decreases

D. Shares in issue: closing balance	829,936,120	25,542
D.1 Treasury shares (+)	219,513
D.2 Shares outstanding at the end of the period	830,155,633	25,542
– fully paid-up	830,155,633	25,542
– not fully paid-up	—	—

15.3	Share capital – other information

The share capital, totalling Euro 2,791,421,761.37, comprises 830,181,175 shares with no par value.

15.4	Reserves from allocation of profit: other information

Item/Amounts	31/12/2016	31/12/2015 (*)
Profit reserves:	(444,004)	(907,943)

– Legal reserve	—	—

– Reserve for the purchase of treasury shares – used, restricted pursuant to art. 1, para. 147 L 147/2013	15,572	15,572
– Reserve for the purchase of treasury shares – available quota, restricted pursuant to art. 1, para. 147 L 147/2013	61,428	61,428
– Other reserves	(521,004)	(984,943)

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

15.5	Other information

Item/Amounts	31/12/201 6	31/12/201 5
Other reserves:	51,272	51,425
– Reserves from capital increases without consideration for
companies consolidated using valuation reserves	51,272	51,425
– Reserve for share-based payments	—	—

SECTION 16

NON_CONTROLLING INTERESTS – ITEM 210

16.1	Breakdown of Item 210 “Shareholders’ equity: Non-controlling interests”

Company name	2016	2015
Equity investments in consolidated companies with significant non-controlling interests
Banca del Monte di Lucca SpA	28,988	33,361
Other investments	56	37

Total	29,044	33,398

OTHER INFORMATION

1.	Guarantees issued and commitments

Transactions	Amount 31/12/2016	Amount 31/12/2015
1) Financial guarantees given to	104,115	123,009
a) Banks	50	50
b) Customers	104,065	122,959
2) Commercial guarantees given to	584,626	753,320
a) Banks	508	281
b) Customers	584,118	753,039
3) Irrevocable commitments to disburse funds	1,142,592	1,967,052
a) Banks	6,772	1,776
i) usage certain	6,772	1,776
ii) usage uncertain	—	—
b) Customers	1,135,820	1,965,276
i) usage certain	10,418	561,763
ii) usage uncertain	1,125,402	1,403,513
4) Underlying commitments on credit derivatives: sales of protection	—	—
5) Assets pledged as collateral for third-party obligations	5,227	7,190
6) Other commitments		—

Total	1,836,560	2,850,571

2.	Assets pledged as collateral for own liabilities and commitments

Portfolios	Amount 31/12/2016	Amount 31/12/2015
1. Financial assets held for trading	38	3,792
2. Financial liabilities designated at fair value through profit and loss	—	—
3. Financial assets available for sale	1,689,542	1,892,397
4. Financial assets held to maturity	—	—
5. Loans to banks	371,215	283,964
6. Loans to customers	7,384,155	6,363,294
7. Property and equipment	527	534

Assets pledged as collateral for the company’s own liabilities and commitments amount to EUR 9.4 bn and are primarily made up of securities underlying repo transactions, mortgage loans and securities pledged as both collateral and deposit for refinancing operations with the European Central Bank, securities guaranteeing the issue of bank cheques, mortgages pledged as collateral for the issuance of covered bonds by Banca Carige, securitised mortgage loans transferred to the special purpose vehicles, Argo Mortgage 2 S.r.l., Lanterna Lease S.r.l., Lanterna Consumer S.r.l. and PillarStone Italy SPV S.r.l., that are not subject to write-off, mortgages transferred to the special purpose vehicle Lanterna Finance Srl as part of a retained (or self-) securitisation, securities pledged as collateral on OTC derivative contracts, mortgage loans guaranteeing financing operations with the E.I.B., security deposits with the clearing house, Cassa Compensazione e Garanzia S.p.A.

5. Asset management and trading on behalf of third parties

Type of service	Amount 31/12/2016
1. Orders execution on behalf of customers
a) purchases
1. settled	2,124,390
2. unsettled	—
b) sales
1. settled	1,538,804
2. unsettled	—
2. Portfolio management
a) Individual	477,901
b) Collective	—
3. Custody and administration of securities
a) third party securities on deposit: associated with the custodian bank transactions (excluding portfolios management)
1. securities issued by companies included in consolidation	—
2. other securities	—
b) third party securities on deposit (excluding asset management): other
1. securities issued by companies included in consolidation	2,916,285
2. other securities	11,679,644
c) third party securities deposited with third parties	14,117,229
d) own securities deposited with third parties	2,425,922
4. Other transactions
– receipt and transmission of orders and trading	6,164,164
a) value of purchase transactions made during the year	3,376,244
b) value of sales transactions made during the year	2,787,920
– commercial bills, documentary bills and similar instruments received for collection on	1,744,142
behalf of third parties
– other banks’ participation in syndicated loans	57,172
– total invoices for factoring transactions (with recourse)	199,117
– loans on behalf of Public Entities	2,943

6. Assets subject to accounting offsetting, master netting agreements and similar

		Gross amount of financial assets (a)	Financial liabilities offset in Balance Sheet (b)	Net Balance Sheet values of financial asset (c=a-b)	Related amounts not offset in Balance Sheet		Net amount 31/12/2016 (f=c-d-e)	Net amount 31/12/2015
Type					Financial instruments (d)	Cash collateral received (e)
1. Derivatives		40,896	—	40,896	—	18,245	22,651	28,898
2. Repurchase agreements		—	—	—	—	—	—	—
3. Securities lending		—	—	—	—	—	—	—
4. Other		—	—	—	—	—	—	—

Total	31/12/2016	40,896	—	40,896	—	18,245	22,651	x

Total	31/12/2015	58,328	—	58,328	—	29,430	x	28,898

The amount shown in column (a) relates to derivatives recognised under item 20 “Financial assets held for trading”, totalling EUR 4,694 thousand, and item 80 “Hedging derivatives”, totalling EUR 36,202 thousand. The related cash deposits received as collateral, shown in column (e) are recognised under item 10 “Due to banks”, for an amount of EUR 16,096 thousand and under item 20 “Due to customers” for an amount of EUR 2,149 thousand.

7. Liabilities subject to accounting offsetting, master netting agreements and similar

		Gross amounts of financial assets (a)	Financial liabilities offset in Balance Sheet (b)	Net Balance Sheet values of financial assets (c=a-b)	Related amounts not offset in Balance Sheet		Net amount 31/12/2016 (f=c-d-e)	Net amount 31/12/2015
Type					Financial instruments (d)	Cash collateral received (e)
1. Derivatives		233,348	—	233,348	55,040	177,038	1,270	3,360
2. Repurchase agreements		—	—	—	—	—	—	—
3. Securities lending		—	—	—	—	—	—	—
4. Other transactions		—	—	—	—	—	—	—

Total	31/12/2016	233,348	—	233,348	55,040	177,038	1,270	—

Total	31/12/2015	213,114	—	213,114	55,952	153,802	x	3,360

The amount shown in column (a) relates to derivatives recognised under item 40 “Financial liabilities held for trading”, totalling EUR 38,350 thousand, and item 60 “Hedging derivatives”, in the amount of Euro 194,998 thousand. Related financial instruments pledged as collateral, shown in column (d) consist in securities recognised under item 40 “Financial assets available for sale”. Cash deposits pledged as collateral, shown in column (e) are recognised under item 60 “Loans to banks”.

The Bank periodically analyses all types of master netting agreements, or similar arrangements, which might be eligible for accounting offsetting (netting).

This includes, for example, netting agreements on OTC derivatives subject to margin trading with central counterparties (ISDA/FIA CDEA), netting agreements on other OTC derivatives (CSA) and repurchase agreement transactions in compliance with TBMA/ISDA – Global Master Repurchase Agreements (GMRA) – international standards and all rights related to financial collateral. Arrangements qualifying only as “collateral agreements” are instead excluded as per regulations.

The following can be inferred from the analysis made:

-	master netting agreements (ISDA), entered into by Group banks do not comply with the accounting offsetting criteria under the joint provisions of paragraphs AG38A and AG38B of IAS 32;

-	repurchase transactions on securities with the clearing house, Cassa di Compensazione e Garanzia, do not meet the criteria for accounting offsetting as they are in fact regulated by a collateral agreement;

-	transactions in quoted derivatives, being immaterial for the Carige Group, were excluded from the scope of the analysis.

Part C

CONSOLIDATED

INCOME STATEMENT

SECTION 1

INTEREST – ITEMS 10 AND 20

1.1 Interest and similar income: breakdown

Item/Type	Debt securities	Loans	Other transactions	Total 31/12/2016	Total 31/12/2015
1. Financial assets held for trading	79	—	1,229	1,308	9,034
2. Financial assets designated at fair value through profit and loss	—	—	—	—	—
3. Financial assets available for sale	9,685	—	—	9,685	15,542
4. Financial assets held to maturity	—	—	—	—	—
5. Loans to banks	108	88	70	266	656
6. Loans to customers	2	567,209	10	567,221	654,499
7. Hedging derivatives	x	x	—	—	—
8. Other assets	x	x	2,041	2,041	1,972

Total	9,874	567,297	3,350	580,521	681,703

Interest accrued during the year for positions classified as “non-performing” as at 31 December 2016 totalled EUR 117 mln.

1.3 Interest and similar income: other information

1.3.1 Interest income from financial assets denominated in foreign currency

Interest income from financial assets held in foreign currency amount to EUR 27,448 thousand.

1.3.2 Interest income from finance leases Interest income from finance leases amount to EUR 14,401 thousand.

1.4 Interest and similar expense: breakdown

Item/Type	Debts	Securities	Other transactions	Total 31/12/2016	Total 31/12/2015 (*)
1. Due to central banks	(1,140)	x	—	(1,140)	(1,858)
2. Due to banks	(3,324)	x	(1,073)	(4,397)	(4,748)
3. Due to customers	(44,831)	x	(506)	(45,337)	(88,251)
4. Securities issued	x	(156,009)	—	(156,009)	(226,034)
5. Financial liabilities held for trading	(3,636)	—	—	(3,636)	(199)
6. Financial liabilities designated at fair value through profit and loss	—	(17,104)	—	(17,104)	(21,224)
7. Other liabilities and funds	x	x	(7,300)	(7,300)	(2,567)
8. Hedging derivatives	x	x	(46,083)	(46,083)	(5,998)

Total	(52,931)	(173,113)	(54,962)	(281,006)	(350,879)

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

1.5 Interest and similar expense: spreads on hedging transactions

	31/12/2016	31/12/2015
A. Positive spreads on hedging transactions	13,438	57,667
B. Negative spreads on hedging transactions	(59,521)	(63,665)

C. Total (A-B)	(46,083)	(5,998)

1.6 Interest and similar expense: other information

1.6.1 Interest expense on liabilities denominated in foreign currency

Interest expense on liabilities denominated in foreign currency amount to EUR 2,314 thousand.

1.6.2 Interest expense on liabilities from finance leases

No interest expense was recognised on finance leases (EUR 44 thousand in 2015).

SECTION 2

FEES AND COMMISSIONS– ITEMS 40 AND 50

2.1 Fee and commission income: breakdown

Service type/Amounts	Total 31/12/2016	Total 31/12/2015
a) guarantees issued	8,249	10,750
b) credit derivatives	—	—
c) management, brokerage and advisory services:	89,428	102,534
1. trading in financial instruments	373	753
2. currency trading	1,877	2,445
3. portfolio management	4,748	6,516
3.1. individual	4,748	6,516
3.2. collective	—	—
4. custody and administration of securities	2,101	2,246
5. custodian bank	—	—
6. placement of securities	38,100	48,026
7. receipt and transmission of orders	5,830	8,677
8. advisory services	—	—
8.1 related to investments	—	—
8.2 related to financial structure	—	—
9. distribution of third-party services	36,399	33,871
9.1 portfolio management	1,929	1,945
9.1.1. individual	—	53
9.1.2. collective	1,929	1,892
9.2 insurance products	21,124	15,717
9.3 other products	13,346	16,209
d) collection and payment services	59,503	65,387
e) securitisation servicing	—	1
f) factoring services	860	994
g) tax collection services	—	—
h) management of multilateral trading facilities	—	—
i) maintenance and management of current accounts	102,119	112,708
j) other services	16,571	17,680

Total	276,730	310,054

The “other services” line item includes EUR 250 thousand for Fiduciary Management Services.

2.2 Fee and commission expense: breakdown

Services/Amounts	Total 31/12/2016	Total 31/12/2015
a) guarantees received	(6,758)	(9,105)
b) credit derivatives	—	—
c) management and brokerage services	(2,539)	(6,220)
1. trading of financial instruments	(167)	(564)
2. currency trading	—	—
3. portfolio management	(353)	(532)
3.1 own portfolio	(353)	(532)
3.2 third-party portfolio	—	—
4. custody and administration of securities	(1,325)	(1,177)
5. placement of financial instruments	(94)	(77)
6. off-site marketing of financial instruments, products and services	(600)	(3,870)
d) collection and payment services	(19,409)	(22,135)
e) other services	(6,969)	(8,749)

Total	(35,675)	(46,209)

SECTION 3

DIVIDENDS AND SIMILAR INCOME – ITEM 70

3.1 Dividends and similar income: breakdown

Items/Income	Total 31/12/2016		Total 31/12/2015
	Dividends	Income from units in UCITS	Dividends	Income from units in UCITS
A. Financial assets held for trading	32	—	44	—
B. Financial assets available for sale	13,721	324	14,197	1,108
C. Financial assets designated at fair value through profit and loss	—	—	—	—
D. Investments	—	x	—	x

Total	13,753	324	14,241	1,108

SECTION 4

NET PROFIT (LOSS) FROM TRADING – ITEM 80

4.1 Net profit (loss) from trading: breakdown

Transactions/P&L items	Capital gains (A)	Trading profit (B)	Capital losses (C)	Trading losses (D)	Net Profit [(A+B) - (C+D)] 31/12/2016
1. Financial assets held for trading	3	21,228	(49)	(11,314)	9,868
1.1 Debt Securities	3	20,634	(49)	(5,371)	15,217
1.2 Equity instruments	—	238	—	(639)	(401)
1.3. Units in UCITS	—	56	—	(7)	49
1.4 Loans	—	—	—	—	—
1.5 Other	—	300	—	(5,297)	(4,997)

2. Financial liabilities held for trading	—	—	—	—	—
2.1 Debt securities	—	—	—	—	—
2.2 Deposits	—	—	—	—	—
2.3 Other	—	—	—	—	—

3. Financial assets and liabilities: exchange differences		x	x	x	15,069

4. Derivatives	1,809	17,760	(1,652)	(23,221)	(6,478)
4.1 Financial derivatives:	1,809	17,760	(1,652)	(23,221)	(6,478)
- on debt securities and interest rates	1,809	17,760	(1,652)	(23,219)	(5,302)
- on equities and stock indices	—	—	—	(2)	(2)
- on currencies and gold	x	x	x	x	(1,174)
- other	—	—	—	—	—
4.2 Credit derivatives	—	—	—	—	—

Total	1,812	38,988	(1,701)	(34,535)	18,459

SECTION 5

NET PROFIT (LOSS) FROM HEDGING – ITEM 90

5.1 Net profit (loss) from hedging: breakdown

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
A. Gains on:
A.1 Fair value hedging derivatives	2,392	26,290
A.2 Hedged financial assets (fair value)	19,147	7,662
A.3 Hedged financial liabilities (fair value)	13,835	71,379
A.4 Cash-flow hedging derivatives	—	—
A.5 Assets and liabilities denominated in foreign currency	—	—

Total gains on hedging activities (A)	35,374	105,331

B. Losses on:
B.1 Fair value hedging derivatives	(15,554)	(45,665)
B.2 Hedged financial assets (fair value)	(15,944)	(25,026)
B.3 Hedged financial liabilities (fair value)	(6,260)	(39,337)
B.4 Cash-flow hedging derivatives	—	—
B.5 Assets and liabilities denominated in foreign currency	—	—

Total losses on hedging activities (B)	(37,758)	(110,028)

C. Net profit (loss) from hedging (A-B)	(2,384)	(4,697)

SECTION 6

PROFITS (LOSSES) ON DISPOSAL OR REPURCHASE – ITEM 100

6.1 Profits (losses) on disposal or repurchase: breakdown

Items/P&L items	Total 31/12/2016			Total 31/12/2015
	Profits	Losses	Net Profit (Loss)	Profits	Losses	Net Profit (Loss)
Financial activities
1. Loans to banks	—	(4)	(4)	—	(76)	(76)
2. Loans to customers	1	—	1	28	—	28
3. Financial assets available for sale	49,623	(9,321)	40,302	87,446	(10,723)	76,723
3.1 Debt Securities	37,177	(9,242)	27,935	55,415	(10,666)	44,749
3.2 Equity instruments	12,441	(79)	12,362	29,754	(46)	29,708
3.3. Units in UCITS	5	—	5	2,277	(11)	2,266
3.4 Loans	—	—	—	—	—	—
4. Financial assets held to maturity	—	—	—	—	—	—

Total assets	49,624	(9,325)	40,299	87,474	(10,799)	76,675

Financial liabilities
1. Due to banks	—	—	—	—	—	—
2. Due to customers	—	—	—	—	(2)	(2)
3. Securities issued	8,519	(8)	8,511	3,204	(333)	2,871

Total liabilities	8,519	(8)	8,511	3,204	(335)	2,869

SECTION 7

PROFITS (LOSSES) ON FINANCIAL ASSETS/LIABILITIES DESIGNATED AT FAIR VALUE – ITEM 110

7.1 Net changes in financial assets and liabilities designated at fair value: breakdown

	Gains	Realised profits	Losses	Realised profits	Net Profit (Loss) [(A+B) – (C+D)]
Transactions/P&L items	(A)	(B)	(C)	(D)	31/12/2016
1. Financial assets	—	—	—	—	—
1.1 Debt Securities	—	—	—	—	—
1.2 Equity instruments	—	—	—	—	—
1.3. Units in UCITS	—	—	—	—	—
1.4 Loans	—	—	—	—	—

2. Financial liabilities	—	74	(3,179)	(445)	(3,550)
2.1 Debt securities	—	74	(3,179)	(445)	(3,550)
2.2 Due to banks	—	—	—	—	—
2.3 Due to customers	—	—	—	—	—

3. Financial assets and liabilities: exchange differences	x	x	x	x	—

4. Credit and financial derivatives	—	529	(954)	(18)	(443)

Total	—	603	(4,133)	(463)	(3,993)

SECTION 8

NET LOSSES/RECOVERIES ON IMPAIRMENT– ITEM 130

8.1 Net losses (recoveries) on impairment of loans: breakdown

	Write-downs (1)			Write-backs (2)				Total
	Specific		Portfolio	Specific		Portfolio		31/12/2016	31/12/2015 (*)
	Write - offs	Other		A	B	A	B
A. Loans to banks	—	—	—	168	2,322	—	—	2,490	652
- Loans	—	—	—	168	2,322	—	—	2,490	652
- Debt securities	—	—	—	—	—	—	—	—	—
B. Loans to customers	(41,780)	(679,532)	(1,774)	36,353	201,720	—	9,507	(475,506)	(319,346)
Purchased non-performing loans	—	—	x	—	—	x	x	—	—
- Loans	—	—	x	—	—	x	x	—	—
- Debt securities	—	—	x	—	—	x	x	—	—
Other loans	(41,780)	(679,532)	(1,774)	36,353	201,720	—	9,507	(475,506)	(319,346)
- Loans	(41,780)	(679,532)	(1,774)	36,353	201,720	—	9,507	(475,506)	(319,346)
- Debt securities	—	—	—	—	—	—	—	—	—
C. Total	(41,780)	(679,532)	(1,774)	36,521	204,042	—	9,507	(473,016)	(318,694)

Key

A = From interest

B = Other reversals

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

8.2 Net losses (recoveries) on impairment of financial assets available for sale: breakdown

	Write-downs		Write-backs
Transactions/P&L items	(1)		(2)
	Specific		Specific		Total	Total
	Write - offs	Other	A	B	31/12/2016	31/12/2015
A. Debt securities	—	—	—	—	—	—
B. Equity instruments	(22)	(1,992)	—	—	(2,014)	(1,269)
C. Units in UCITS	—	(5,549)	x	x	(5,549)	(527)
D. Loans to banks	—	—	x	—	—	—
E. Loans to customers	—	—	—	—	—	—

F. Total	(22)	(7,541)	—	—	(7,563)	(1,796)

Key

A = From interest

B = Other reversals

8.4 Net impairment losses (recoveries) on other financial transactions: breakdown

Transactions/P&L items	Write-downs			Write-backs				Total
	(1)			(2)
	Specific		Portfolio	Specific		Portfolio
	Write - offs	Other		A	B	A	B	31/12/2016	31/12/2015
A. Guarantees issued	(6,183)	(5,914)	—	—	14,790	—	6,069	8,762	16,190
B. Credit derivatives	—	—	—	—	—	—	—	—	—
C. Commitments to disburse funds	—	—	—	—	—	—	681	681	—
D. Other transactions	—	—	—	—	—	—	—	—	—

E. Total	(6,183)	(5,914)	—	—	14,790	—	6,750	9,443	16,190

Key

A = From interest

B = Other reversals

SECTION 11

ADMINISTRATIVE EXPENSES – ITEM 180

11.1 Personnel expenses: breakdown

	Total	Total
Type of expense/Amounts	31/12/2016	31/12/2015
1) Employees	(289,380)	(344,472)
a) wages and salaries	(213,066)	(222,505)
b) social-welfare charges	(57,261)	(61,078)
c) severance pay	(3,693)	(5,593)
d) social security expenses	—	—
e) provision for staff severance pay	(1,035)	(925)
f) pension fund and similar obligations:	10,515	3,024
- defined contribution	—	—
- defined benefit	10,515	3,024
g) contributions to external pension funds:	(18,692)	(16,434)
- defined contribution	(18,692)	(16,434)
- defined benefit	—	—
h) costs related to share-based payments	390	163
i) other employee benefits	(6,538)	(41,124)
2) Other staff	(443)	(675)
3) Directors and Statutory Auditors	(6,249)	(9,010)
4) Retired personnel	—	—

Total	(296,072)	(354,157)

11.2 Average number of employees by category

	Total	Total
	31/12/2016	31/12/2015
1) Employees	4,601	4,907
a) senior managers	63	64
b) middle managers	1,207	1,301
c) remaining staff	3,331	3,542
2) Other personnel	61	72

Total	4,662	4,979

11.3 Defined benefit company pension funds: costs and revenues

During the year, total costs of EUR 10,515 thousand were recognised for defined benefit company pension funds.

For more details, please refer to Section 12.3, Liabilities.

11.4 Other employee benefits

This item includes the costs associated with the economic incentives for employees set out in the “Framework Agreement” of 30/09/2014, amounting to a total of EUR 4.3 mln (incentives for termination of service); EUR 0.7 mln provisions to the ‘seniority bonus’ fund; expenses connected with health policies for an amount of EUR 5.7 mln; other expenses related to training for EUR 1.4 mln; meal vouchers for employees for an amount of EUR 5.6 mln, net of proceeds for the release of the fund for risks and charges allocated to Carige Supplementary Pension Fund (see section 12.4 Allowances for risks and charges - other allowances) for an amount of EUR 11.6 mln, and other residual charges.

11.5 Other administrative expenses: breakdown

Service type/Amounts	Total 31/12/2016	Total 31/12/2015
Indirect taxes and duties	(73,574)	(67,808)
- stamp duties and taxes on stock exchange	(48,484)	(55,818)
- substitute tax (Pres. Decree no. 601/73)	(2,545)	(2,852)
- local property taxes	(5,729)	(5,890)
- other indirect taxes and duties	(16,816)	(3,248)
Contributions to the guarantee and resolution funds	(35,598)	(42,207)
Leases and rents payable	(32,343)	(30,888)
- real estate	(20,958)	(20,228)
- electronic equipment and software	(10,414)	(9,709)
- other	(971)	(951)
Expenses for software acquisition	(4,665)	(5,363)
Maintenance and operating expenses	(26,697)	(28,152)
- property owned and used by the bank	(4,027)	(5,735)
- rented property	(1,675)	(2,226)
- movable property	(8,949)	(10,345)
- software	(12,046)	(9,846)
Cleaning services	(3,912)	(4,064)
Utilities (electricity, heating and water)	(8,975)	(10,351)
Printing and stationery	(2,886)	(2,321)
Post and telephone	(7,935)	(12,147)
Surveillance and security services	(2,910)	(3,391)
Transport	(5,880)	(6,304)
Insurance premiums	(2,630)	(3,329)
Advertising, publicity and media initiatives	(3,458)	(6,564)
Entertainment expenses	(576)	(1,339)
Membership fees	(1,326)	(1,818)
Contributions to bodies and associations	(472)	(513)
Subscriptions to newspapers, magazines and publications	(773)	(783)
Professional services fees	(37,376)	(41,543)
- consultancy	(16,657)	(21,051)
- legal expenses	(18,280)	(18,816)
- commercial information and land registry searches	(2,117)	(1,255)
- other	(322)	(421)
Expenses for IT services and outsourcing	(21,998)	(27,857)
Indirect personnel expenses	(6)	—
Other expenses	(8,118)	(9,707)

Total	(282,108)	(306,449)

SECTION 12

NET PROVISIONS FOR RISKS AND CHARGES - ITEM 190

12.1 Net provisions for risks and charges: breakdown

	Total 31/12/2016	Total 31/12/2015
Provision for risks and charges related to legal disputes and clawback actions	(6,333)	(8,206)
Interest expense from discounting of the provision for legal disputes and clawback actions	—	—
Re-allocation to Income Statement from Provision for risks and charges related to legal disputes and clawback actions	3,917	3,136
Re-allocation to Income Statement from other provisions	467	80
Other provisions	(19,227)	(5,079)

Total	(21,176)	(10,069)

SECTION 13

NET ADJUSTMENTS TO/RECOVERIES ON PROPERTY AND EQUIPMENT - ITEM 200

13.1. Net adjustments to/recoveries on property and equipment: breakdown

Asset/P&L item	Depreciation (a)	Impairment losses (b)	Write-backs (c)	Net Profit (Loss) (a + b + c) 31/12/2016
A. Property and equipment
A.1 Owned	(19,199)	(7,302)	—	(26,501)
- used in the business	(17,712)	(7,302)	—	(25,014)
- held for investment	(1,487)	—	—	(1,487)
A.2 Acquired through finance lease	—	—	—	—
- used in the business	—	—	—	—
- held for investment	—	—	—	—

Total	(19,199)	(7,302)	—	(26,501)

SECTION 14

NET ADJUSTMENTS TO/RECOVERIES ON INTANGIBLE ASSETS – ITEM 210

14.1 Net adjustments to/recoveries on intangible assets: breakdown

Asset/P&L item	Depreciation (a)	Impairment losses (b)	Write-backs (c)	Net Profit (Loss) (a + b + c) 31/12/2016
A. Intangible assets
A.1 Owned	(24,617)	—	—	(24,617)
- Generated internally by the company	—	—	—	—
- Other	(24,617)	—	—	(24,617)
A.2 Acquired through finance lease	—	—	—	—

Total	(24,617)	—	—	(24,617)

SECTION 15

OTHER OPERATING EXPENSE AND INCOME - ITEM 220

15.1 Other operating expenses: breakdown

	31/12/2016	31/12/2015
Routine maintenance costs on investment property	(550)	(705)
Expenses for improvement of third parties’ assets	(351)	(440)
Other expenses	(8,957)	(10,988)

Total	(9,858)	(12,133)

15.2. Other operating income: breakdown

	31/12/2016	31/12/2015
Lease payments receivable	4,675	4,979
Third-party charges	71,723	83,426
- recovery of credit facility fees	21,691	25,622
- tax recovery	49,540	57,282
- customer insurance premiums	492	522
Other income	22,121	22,567

Total	98,519	110,972

SECTION 16

PROFITS (LOSSES) ON EQUITY INVESTMENTS – ITEM 240

16.1 Profits (Losses) on equity investments: breakdown

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
1) Jointly owned companies
A. Income	—	—
1. Revaluations	—	—
2. Gains on disposal	—	—
3. Write-backs	—	—
4. Other income	—	—
B. Expenses	—	—
1. Write-downs	—	—
2. Impairment losses	—	—
3. Losses on disposal	—	—
4. Other expenses	—	—

Net Profit (Loss)	—	—

C. Companies subject to significant influence
A. Income	6,596	7,217
1. Revaluations	6,596	7,217
2. Gains on disposal	—	—
3. Write-backs	—	—
4. Other income	—	—
B. Expenses	—	(573)
1. Write-downs	—	—
2. Impairment losses	—	(573)
3. Losses on disposal	—	—
4. Other expenses	—	—

Net Profit (Loss)	6,596	6,644

Total	6,596	6,644

SECTION 18

IMPAIRMENT ON GOODWILL - ITEM 260

18.1 Impairment on goodwill: breakdown

	31/12/2016	31/12/2015
Banca Cesare Ponti S.p.A.	(19,942)	—
Goodwill relating to former Cassa di Risparmio di Savona SpA	—	(57,145)

Total	(19,942)	(57,145)

For further details and comments, see Part B, Section 13 of the Explanatory Notes.

SECTION 19

PROFITS (LOSSES) ON DISPOSAL OF INVESTMENTS – ITEM 270

19.1 Profits (losses) on disposal of investments: breakdown

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
A. Real estate	(116)	24
- Gains on disposal	38	202
- Losses on disposal	(154)	(178)
B. Other assets	(33)	1
- Gains on disposal	44	6
- Losses on disposal	(77)	(5)

Net Profit (Loss)	(149)	25

SECTION 20

TAXES ON INCOME FROM CONTINUING OPERATIONS – ITEM 290

20.1 Taxes on income from continuing operations: breakdown

	Total	Total
P&L items/Amounts	31/12/2016	31/12/2015 (*)
1. Current tax expense (-)	(1,300)	(1,254)
2. Adjustments to current tax expense of prior years (+/-)	180	(18)
3. Reductions in current tax expense for the year (+)	—	—
3. bis Reductions in current tax expense for the year due tax credit under Law 214/2011 (+)	32,171	139,316
4. Changes in deferred tax assets (+/-)	107,302	(43,662)
5. Changes in deferred tax liabilities (+/-)	(3,516)	(1,748)
6. Tax expense for the year (-) ( -1+/-2+3+3bis+/-4+/-5)	134,837	92,634

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

20.2 Reconciliation of theoretical and actual tax charges

The overall tax impact on pre-tax profit – tax rate – calculated with reference to items in the Income Statement as at 31 December 2016 (Item 290/ Item 280) is close to 31.3%.

This impact is positive by reason of the fact that the loss for the year generates a tax credit to be carried forward over the following financial years, which will either result in future savings (e.g. deferred tax assets and tax loss carryovers), or will be converted into tax credit, pursuant to Law 214/2011.

Concerning the accrued IRES tax receivable, the tax rate is around 31.6%. It is noted that the reference tax rate of 27.5% on the operating losses should generate a credit of the same proportion but the taxable amount is significantly reduced by permanent reductions such as the tax-exempt part of dividends collected, capital gains on equity investments under participation exemptions (PEX regime)or ACE (aid for economic growth) tax deductions only partly compensated by permanent increases such as goodwill value adjustments or the share of non-deductible interest expense.

With regard to IRAP, it is noted that, due to its specific nature and a different tax base definition with respect to Item 280 which, after the changes introduced under Law No. 244/2007 and Law No. 190/2014, excludes from the computation, inter alia, other operating expense and income, gains and losses from disposal of investments, tax credit is 0.3%.

Due to the provisions of Law no. 83/2015, value adjustments on receivables from customers are now fully deductible from IRAP tax in the year of recognition.

In light of the above, it can be observed that the actual tax rate proves lower than the theoretical 5.57% applicable to the banking sector due to the particular effect of the IRAP tax that characterizes companies closing their financial year with a negative result or with a gross profit that is significantly lower than the value of production (IRAP taxable amount).

SECTION 21

PROFIT (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS – ITEM 310

21.1 Profit (loss) after tax from discontinued operations: breakdown

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
1. Income	—	396,898
2. Expenses	—	(383,635)
3. Profit (loss) from valuation of groups of assets and associated liabilities	—	(18,817)
4. Profit (loss) from disposal	—	80,512
5. Taxes and duties	—	(3,742)

Profit (Loss)	—	71,216

The figures from the previous table are provided below with a breakdown into Banking Group, Insurance Companies and Other Companies.

21.1 Profit (loss) after tax from discontinued operations: breakdown

21.1.1 Banking Group

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
1. Income	—	—
2. Expenses	—	—
3. Profit (loss) from valuation of groups of assets and associated liabilities	—	(18,817)
4. Profit (loss) from disposal	—	—
5. Taxes and duties	—	—

Profit (Loss)	—	(18,817)

21.1 Profit (loss) after tax from discontinued operations: breakdown

21.1.2 Insurance companies

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
1. Income	—	396,312
2. Expenses	—	(382,834)
3. Profit (loss) from valuation of groups of assets and associated liabilities	—	—
4. Profit (loss) from disposal	—	80,512
5. Taxes and duties	—	(3,252)

Profit (Loss)	—	90,738

21.1 Profit (loss) after tax from discontinued operations: breakdown

21.1.3 Other companies

P&L items/Amounts	Total 31/12/2016	Total 31/12/2015
1. Income	—	586
2. Expenses	—	(801)
3. Profit (loss) from valuation of groups of assets and associated liabilities	—	—
4. Profit (loss) from disposal	—	—
5. Taxes and duties	—	(490)

Profit (Loss)	—	(705)

21.2 Breakdown of income taxes on discontinued operations

	Total	Total
	31/12/2016	31/12/2015
1. Current tax expense (-)	—	(3,740)
2. Changes in deferred tax assets (+/-)	—	864
3. Changes in deferred tax liabilities (+/-)	—	(866)

4. Income taxes for the period (-1 +/-2 +/-3)	—	(3,742)

The amount refers to the insurance companies and other companies.

The figures from the previous table are broken down as follows:

21.2 Breakdown of income taxes on discontinued operations

21.2.1 Insurance companies

	Total	Total
	31/12/2016	31/12/2015
1. Current tax expense (-)	—	(3,300)
2. Changes in deferred tax assets (+/-)	—	840
3. Changes in deferred tax liabilities (+/-)	—	(791)

4. Income taxes for the period (-1 +/-2 +/-3)	—	(3,251)

21.2 Breakdown of income taxes on discontinued operations

21.2.2 Other companies

	Total	Total
	31/12/2016	31/12/2015
1. Current tax expense (-)	—	(440)
2. Changes in deferred tax assets (+/-)	—	24
3. Changes in deferred tax liabilities (+/-)	—	(75)

4. Income taxes for the period (-1 +/-2 +/-3)	—	(491)

SECTION 22

NON-CONTROLLING INTERESTS - ITEM 330

22.1 Breakdown of Account 330 “Profit (Loss) for the year: non-controlling interests”

	31/12/2016	31/12/2015
Banca del Monte di Lucca SpA	(4,331)	(2,514)
Centro Fiduciario SpA	—	(29)

Total	(4,331)	(2,543)

SECTION 24

EARNINGS PER SHARE

24.1 Average number of diluted ordinary shares

	31/12/2016	31/12/2015
Weighted average of ordinary shares in issue	829,936,120	466,051,204
Dilutive effect from sale of put options
Dilutive effect from convertible liabilities	—	—

Weighted average of diluted ordinary shares in issue	829,936,120	466,051,204

24.2 Other information

Basic earnings (EUR/000)	31/12/2016	31/12/2015 (*)
Net profit (loss)	(291,737)	(127,598)
- Earnings attributable to other share categories	9	4

Net earnings attributable to ordinary shares	(291,728)	(127,594)

Diluted earnings (EUR/000)
Net profit (loss)	(291,737)	(127,598)
- Earnings attributable to other share categories	9	4
Net interest expense on convertible instruments	—	—

Net diluted earnings attributable to ordinary shares	(291,728)	(127,594)

Earnings per share (EUR)
Basic	-0.352	-0.274
Diluted	-0.352	-0.274

Earnings per share - continuing operations

Basic earnings (EUR/000)	31/12/2016	31/12/2015
Net profit (loss)	(291,737)	(127,598)
Less: Net income from discontinued operations	—	(71,216)
Less: Earnings attributable to other share categories	9	6

Net earnings attributable to ordinary shares	(291,728)	(198,808)

Diluted earnings (EUR/000)
Net profit (loss)	(291,737)	(127,598)
Less: Net income from discontinued operations	—	(71,216)
Less: Earnings attributable to other share categories	9	6
Plus: Net interest expense on convertible instruments	—	—

Net diluted earnings attributable to ordinary shares	(291,728)	(198,808)

Weighted average of ordinary shares in issue	829,936,120	466,051,204
Dilutive effect from sale of put options	—	—
Dilutive effect from convertible liabilities	—	—
Weighted average of diluted ordinary shares in issue	829,936,120	466,051,204

Earnings per share from continuing operations (EUR)
Basic	-0.352	-0.427
Diluted	-0.352	-0.427

(*)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)”, which is referenced to for further details.

Part D

CONSOLIDATED COMPREHENSIVE INCOME

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2016
Items		Gross	Income tax	Net
10.	Profit (loss) for the year	(430,905)	134,837	(296,068)

	Other comprehensive income not reversed to profit or loss
20.	Property and equipment	—	—	—
30.	Intangible assets	—	—	—
40.	Defined benefit plans	(3,498)	968	(2,530)
50.	Non-current assets classified as held for sale	—	—	—
60.	Share of valuation reserves of equity investments valued at equity	94	(32)	62

	Other comprehensive income reversed to profit or loss
70.	Hedging of investments in foreign operations:	—	—	—
	a) changes in fair value	—	—	—
	b) reversal to profit and loss	—	—	—
	c) other changes	—	—	—
80.	Exchange differences:	—	—	—
	a) changes in fair value	—	—	—
	b) reversal to profit and loss	—	—	—
	c) other changes	—	—	—
90.	Cash flow hedges	27,796	(9,192)	18,604
	a) changes in fair value	—	—	—
	b) reversal to profit and loss	27,796	(9,192)	18,604
	c) other changes	—	—	—
100.	Financial assets available for sale:	(29,507)	8,665	(20,842)
	a) changes in fair value	(31,986)	10,645	(21,341)
	b) reversal to profit and loss	2,479	(1,980)	499
	- impairment losses	34	(11)	23
	- Profit (loss) from disposal	2,445	(1,969)	476
	c) other changes	—	—	—
110.	Non-current assets held for sale	—	—	—
	a) changes in fair value	—	—	—
	b) reversal to profit and loss	—	—	—
	c) other changes	—	—	—
120.	Share of valuation reserves of equity investments valued at equity:	—	—	—
	a) changes in fair value	—	—	—
	b) reversal to profit and loss	—	—	—
	- impairment losses	—	—	—
	- Profit (loss) from disposal	—	—	—
	c) other changes	—	—	—

130.	Total other comprehensive income	(5,115)	409	(4,706)

140.	Total comprehensive income (items 10 + 130)	(436,020)	135,246	(300,774)

150.	Total consolidated comprehensive income: non-controlling interests	(6,481)	2,108	(4,373)

160.	Total consolidated comprehensive income attributable to Parent Company	(429,539)	133,138	(296,401)

Part E

INFORMATION ON RISKS AND

RISK HEDGING POLICIES

Introduction

THE INTERNAL CONTROL SYSTEM

In order to guarantee sound and prudent management which reconciles the pursuit of profitability with consistent risk-taking and a conduct of business driven by the criteria of transparency and fairness, the Parent Banca Carige, in compliance with the law and regulations and the provisions of the Corporate Governance Code of listed companies, has adopted an Internal Control System (ICS) designed to detect, measure and continually verify the risks typical of the Bank’s activities.

The prerequisite for a well-working internal control system is the proper subdivision of the Corporate Organizational System.

The Corporate Organizational System comprises 5 systems:

•	The organizational and corporate governance system

•	The operational management system

•	The risk measurement and assessment system

•	The capital adequacy self-assessment system

•	The internal control system.

It is designed and continually monitored to ensure coherence at all times with the supervisory organizational model, i.e. the set of provisions of law and regulations that together govern the processes, procedures and organizational structure.

The active involvement of the Bank’s governing bodies in adapting the corporate organizational system to the supervisory regulations is vitally important. The regulations set out precisely the duties and responsibilities of the governing bodies in defining the banks’ internal control systems.

The strategic supervision unit is in charge of defining the business model, the strategic guidelines, the acceptable levels of risk and approval of the most important company processes (e.g., risk management, assessment of company activities and approval of new products and services).

The individual processes making up the corporate organisational system are described in specific regulations which constitute the first level regulatory sources, and given further detail in the second level internal regulatory sources.

The main purpose of the regulations governing the processes of the corporate organizational system is to regulate the risks to which the Group is exposed, especially the risk of regulatory non-compliance, i.e. the risk that the processes do not comply with the legislation and supervisory regulations (external rules). The regulatory framework is therefore designed to:

•	set out, in compliance with the external rules, the Bank’s rules (internal rules) on corporate processes as a whole, including corporate governance and control;

•	periodically assess:

a.	the organisational risk of non-compliance of the internal process-governing rules with relative external rules (regulatory compliance), indicating the extent of any deviation from the external rules;

b.	the organisational risk of non-compliance of the activities performed in the processes with the relative external rules (operational compliance), indicating the extent of any deviation from the external rules;

•	ensure the accuracy of the risk assessment by continual verification of compliance of the procedures used to carry out the assessment;

•	periodically inform the governing bodies of the results of the inspections performed i.e. regarding the organizational risk of regulatory and operational non-compliance of the processes;

•	take steps necessary to eliminate any deficiencies found by the inspections and in particular the most important deficiencies, i.e. those which might impact the management of risk and the pursuit of the Bank’s targets.

The Banca Carige Internal Control System, periodically examined and modified in the light of changes in the Bank’s operations and the business environment, is based on a set of rules, procedures and organizational structures designed to ensure conformity with company strategies and balanced operational management.

It should be recalled that in prior years a number of significant measures were taken to qualitatively and quantitatively strengthen the Internal Auditing, Risk Management and Compliance functions of the Parent Company and further activities are in progress to reinforce the supporting information system. Partly in light of the observations made at a Group level by the ECB within the SREP process and further to subsequent inspections, progress was made throughout the year in improvement initiatives aimed at further strengthening risk management and control. During the year, further to a specific request for clarification sent by the Bank of Italy’s FIU (Financial Intelligence Unit) in 2015 in relation to the recording of transaction data in the Single Electronic Database (Archivio Unico Informatico) and to additional irregularities likewise identified in the course of 2016, the Group continued with the implementation of activities -some of which are still underway-aimed at improving anti-money laundering controls and related application architecture; in this regard no provisions for risks and charges were made as the requirements set out by IAS 37 do not apply.

The adequacy and effectiveness of the ICS as a whole is assessed by internal audits.

Banca Carige has defined a system of internal controls for the Group to carry out the following types of controls foreseen by the supervisory regulations and/or by the internal rules:

1)	Line Controls (level 1)

These consist of:

•	ongoing line controls (self-assessments) by the organisational units on individual activities performed. These can either be: i) incorporated within the IT procedures supporting the activities; (ii) performed as back office controls on samples by the head of the organizational unit (hierarchical line control);

•	regular controls by individual units on their own procedures (a set of homogeneous activities) over a specific period.

The personnel has a duty to notify management of any procedural irregularities identified in the provision of services or the conduct of transactions, and take initiatives to improve the safeguards against risk.

An operational and organizational monitoring model supported by a special IT application is in place for lending, with a view to ensuring the structured and effective management of any positions that show signs of deterioration and, after an initial ‘commercial’ management stage, charge dedicated credit specialists with the task of monitoring and guiding the actions of relationship managers and the progress of the positions. This model is based on checking parameters that are deemed significant for customer assessment (the early warning) for the purpose of identifying and managing promptly any signs of weakness in a customer’s creditworthiness and to safeguard the Group’s receivables. Ratings are one of the tools used to define the level of priority for intervention on positions within the scope of control.

2)	Compliance Controls and Risk Controls (level 2)

These controls are designed to verify the company processes’ regulatory and operational compliance with the law and regulations, define risk measurement methods, verify compliance with the limits assigned to the various operating units and monitor the achievement of their risk-return targets. They are performed by a number of distinct structures other than production units:

•	Compliance The compliance control function lies with the Compliance Department which, in accordance with supervisory instructions, has complete independence of judgement and action, is part of the Chief Executive Officer’s staff and may report directly, via the Head of Compliance, to the governing and control bodies of the Parent Company and Group banks.

Compliance performs the compliance risk controls for the Parent Company and the Group companies which outsource this function to the Parent, working in conjunction with other corporate structures and with the support of special representatives in each of the companies concerned.

The unit:

•	performs the regulatory compliance control process (comparing the internal rules with the external rules) and operational compliance control process (comparing the activities performed as part of company processes with those foreseen by the external rules) and issues a judgement on regulatory and operational compliance based on the extent of any deviations identified by the said controls;

•	periodically informs the Board of Directors, the Board of Statutory Auditors, the Chief Executive Officer, Internal Audit and Risk Management of the results of the compliance controls and the non-compliance risk assessment, and recommends measures to contain or eliminate this risk;

•	contributes, through collaboration with the training programmes on the applicable regulations, to the dissemination of a corporate culture founded on the principles of honesty, fairness and respect for rules, aimed at preventing illicit and/or non-compliant practices.

•

The Anti-Money Laundering function was set up as part of the Compliance Unit, with the Head of Compliance being also the Head of the Anti-Money Laundering function and the Head of the Anti-Money Laundering office being the Manager responsible for reporting suspicious transactions, pursuant to article 42, paragraph 4, of Legislative Decree no. 231/2007, under powers attributed by the Legal Representative of all the Group Banks, Centro Fiduciario and Creditis Servizi Finanziari S.p.A.. The Anti-

Money Laundering function operates on behalf of all the Group banks and Centro Fiduciario and is also authorized to report suspicious transactions for Creditis Servizi Finanziari S.p.A..

The Function’s main task is to continually verify that company procedures serve the goal of preventing and combating the violation of external and self-imposed rules against money laundering and the funding of terrorism.

•	Risk Management The risk management function lies with the Chief Risk Officer’s Area which, in accordance with supervisory instructions, has complete independence of judgement and action, is part of the Chief Executive Officer’s staff and can report directly, via its Manager who holds the position of Chief Risk Officer – CRO, to the governing and control bodies of the Parent Company and the Group banks/companies, which outsource this function to the Parent Company.

In order to both ensure segregation of risk modelling from risk control functions and adaptation of the structure to the ever-growing need for developing an integrated vision of bank-wide risks, partly via the identification of middle management roles, the Chief Risk Officer’s area is made up of the Risk Management and Risk Control units and the Internal Validation and Risk Engineering offices.

The Risk Control function’s tasks include the following assessments:

•	correct recognition and measurement of all risks facing the Group;

•	capital adequacy (overall capital) in relation to the summation of risks (overall internal capital);

•	operational compliance of the process followed by the organizational units responsible for credit classification, expected loss determination and debt collection;

•	compliance with the RAF limits laid down by the Board of Directors;

•	operational compliance of the ICAAP and ILAAP processes.

The Chief Risk Officer Area performs its functions for the Parent Company and the Group companies which outsource this function to the Parent, working in conjunction with various corporate structures and with the support of special representatives in each of the companies concerned.

•	Ratings Validation The activity is carried out by the Internal Validation office, which is part of the Chief Risk Officer staff. For all risks considered relevant under the ICAAP process, the Internal Validation office examines both risk measurement methods and risk monitoring and management models, together with the relevant IT processes and systems in all cases where such methods were internally developed by the Group.

Ratings validation consists in:

•	an assessment of compliance with regulations (where applicable) and the soundness of internal risk measurement and control systems, which is summarised in a comprehensive validation score;

•	risk control as a model and drive for the Group to achieve the best practices in risk measurement and control.

Furthermore, the Internal Validation office:

•	reports to the Control Bodies and the strategic supervision body on the outcome of validation activities by preparing the annual Validation Report;

•	monitors the ICAAP process by stressing both the weaknesses and areas for improvement and reports to the Management and Control Bodies through the ICAAP self-assessment report, relying on the contribution from other relevant operating units where applicable,

•	Manager responsible for preparing the Company’s financial reports (with the support of Accounting Control) The “Governance and Control Model for the Administrative/Accounting Processes of the Banca Carige Group” covers the whole of the Group’s operations and sets out the responsibilities of the various organizational units involved in the financial reporting process to provide reasonable certainty of achieving the Bank’s objectives, namely:

•	effectiveness and efficiency of operations (operations);

•	reliability of reporting (reporting);

•	compliance with applicable laws and regulations (compliance).

The Operations and Compliance dimensions are seen as important because the underlying activities, if not adequately controlled, can have a material impact on the separate and consolidated financial statements.

The Reporting aspect is seen as the central focus of the Model, covering all communications and disclosures to the market on the annual and interim accounts.

3)	Internal audit (level 3).

The Internal Auditing function is performed by the Internal Audit Unit which reports directly to the Board of Directors. Its task is to assess the adequacy and effectiveness of the first and second level controls and to identify irregular trends, breaches of procedures and regulations, and evaluate the workings of the Internal Control System as a whole.

Internal Audit performs its functions for the Parent Company, Group banks and Group companies, which outsource this function to the Parent, working in conjunction with corporate structures and with the support of special representatives in each of the companies concerned.

In particular, Internal Audit:

•	assesses the effectiveness and adequacy of the Internal Control System as a whole in accordance with the Regulation of the Internal Audit Process (audit planning, execution of the audit plan, recommendations to improve the corporate system, verification of recommended measures);

•	carries out annual and multi-year planning of internal audit activities including controls at the operating units (on-site audits) and remote line controls on the processes followed by the individual units;

•	assesses the correct execution by the organizational units of line controls on their procedures;

•	assesses the correct execution by the second level control units of the controls within their remit (risk controls, compliance controls);

•	carries out investigations related to complex situations that may result from fraud, errors, etc., giving an opinion as required.

Internal Audit carries out its work on the basis of the Group Audit Model which rests on a methodology designed to identify and report the risk levels associated with company processes, resulting in a qualitative survey of the residual risk facing the company and a subsequent measurement of the adequacy of the Internal Control System.

The Audit Model covers all company processes and all Group entities. The Audit Model covers all company processes and all Group entities. It applies to both process audits and network audits, throughout the audit life cycle, with the support of dedicated IT tools for the various steps:

1.	Planning activities;

2.	Carrying out audits;

3.	Assessing risks and controls;

4.	Detailed or summary reporting;

5.	Follow-ups;

6.	Managing resources.

The Parent Company has steering and supervision functions in respect of all risks, primarily via an integrated risk management of Pillar 1 and Pillar 2 risks under the Bank of Italy’s supervisory instructions (Circ. No. 285 of 17 December 2013 and following amendments).

The strategy pursued for the Group’s banks has over time led to the centralization of numerous functions within the Parent, in particular internal audit, compliance, anti-money laundering, risk management, accounting, finance, planning and control. A similar strategy was adopted for Creditis Servizi Finanziari S.p.A., however, in view of its specific characteristics, Creditis Servizi Finanziari S.p.A. set up its own in-house compliance and anti-money laundering functions.

The different categories of risk - as has been mentioned - are monitored by the 2nd level control structures, and their findings are reported periodically to the Board of Directors, the Risk Committee (and the Board of Statutory Auditors, as well as to the various management committees (Management Committee, Risk Control Committee, Lending Committee, Commercial Committee, and the Finance and ALM Committee).

The internal control system and its organisation are also discussed in the “Corporate Governance and Ownership Structure Report for 2016” which can be accessed on the website www.gruppocarige.it.

SECTION 1 – THE BANKING GROUP’S RISKS

1.1	CREDIT RISK

Qualitative Information

1.	General aspects

The Parent Company’s credit offer mainly targets households, small businesses, small and medium-sized companies and the public administration.

The Parent Company pursues the policy of consolidating its current market leadership position through actions to increase the level of penetration on current customers, mainly via cross-selling, in any event without neglecting new business initiatives. Growth-boosting activities are mainly focused on consumer and corporate customers in the higher-potential geographical areas and business segments.

The main objective outside the Liguria region is to make the most of the network’s potential to expand the customer base, especially in northern Italy and Tuscany, with particular reference to consumer and corporate customers.

The economic and financial crisis of the last few years, which resulted in a significant increase of non-performing loans, stressed the strategic importance of monitoring credit relations and managing distressed credit positions.

The main guidelines for the Group’s credit policies focus on the:

containment of credit risk to be pursued through a selective expansion of loans, guided by the borrowers’ rating class and business sectors, together with a renewed emphasis on collateral;

restructuring of the credit portfolio in accordance with the prospects for growth in the markets of operation; containment of concentration risk for loans to single-name customers or customer groups;

reinforcing non-performing loan collection activities in terms of effectiveness and efficiency.

2.	Credit risk management policies

2.1	Organisational aspects

The lending process provides for extensive decision-making decentralisation within the scope of the decision-making powers defined by the Parent Company Board of Directors. Credit facility proposals are normally formulated by the branches and advisory teams, then submitted for approval by the authorised decision-making bodies - both “peripheral” and “central” - on the basis of qualitative and quantitative aspects of the credit facilities and expected loss assigned to the borrower for rated segments. Subsidiary banks act within the limits of their powers and restrictions as established by the Parent Company, through specific directives issued in accordance with Group Regulations under the existing statutory framework.

2.2	Management, measurement and control systems

In relation to decision-making decentralisation, central organisational units have been assigned the task of verifying that assumed risk levels comply with the strategic policies formulated by the Boards of Directors, with regard to counterparty credit ratings and in terms of formal compliance with internal and external codes of conduct.

The Carige Group credit risk measurement, management and monitoring process involves:

•	Credit Risk Management, aimed at the strategic governance of the Group’s lending activities, through portfolio quality monitoring based on the analysis of risk indicators from rating sources (PD and LGD) and other aspects of interest, with accurate control of compliance with the limits envisaged in supervisory regulations on risk concentration and capital adequacy with respect to credit risk taken; some specific controls on the loan portfolio were also introduced in line with the supervisory regulations on second level controls falling within the remit of the Risk Control structure;

•

activities of an operational nature, to monitor the quality of loans disbursed. Specifically, a tool for the operational monitoring of credit is in place (named “Monitora”, established within the Credit

Division) and allows for the various areas of control activities to be combined with risk indicators developed according to the IRB approach, with a view to improving monitoring efficiency and managing credit with an approach ever more consistent with customer risk profiles. To this end, in 2016, the monitoring process was strengthened by defining final deadlines for the solution of credit positions showing major performance irregularities, after which, failing normalisation, they are classified as non-performing.

These activities feed into a reporting system to be used by the various company units responsible for monitoring Group credit risk.

Internal rating models were developed by the Parent Company based on historical data for the Retail segment (Consumers, Small market players and Small Businesses) and Corporate segment (SMEs and Large corporate). Banca Carige also implemented models for determining, at a consolidated level, the probability of default (PD), loss given default (LGD), exposure at default (EAD).

The information sources used to estimate the probability of default (PD) pertain to three main areas of analysis that are used in varying degrees for the assessment of the segment by bank branches: financial information (financial statement data), performance-related information (in-house data and Central Credit Register data) and customer records. With regard to the SME and Large Corporate segments, the statistical rating override procedure makes it possible to take account of significant data for the purpose of correct customer classification.

2009 saw the introduction of Expected Loss (the product of PD, LGD and EAD) as the parameter used to determine the decision-making route for loan applications in relation to counterparties from the retail segment (Consumers, Small market players and Small Businesses) and Corporate segment (SMEs and Large Corporate).

Risk parameters (PD and LGD) are recalibrated in order to reflect the most recent risk developments in the Group’s loan book.

Classification of non-performing assets is based on an ongoing process which involves monitoring activities focused on the prompt identification of any irregularities in relationship management, changes in rating scores over time and any emerging events pointing to a potential impairment of the account.

Moreover, on behalf of all subsidiary banks, the Parent Company has introduced operating procedures for the automated flagging of positions with irregular loan repayment and IT monitoring tools to make credit management consistent with the risk profiles identified.

Measures triggered by the aforementioned monitoring activities are differentiated according to the degree of anomaly identified and comply with regulations approved by the Boards of Directors of all Group banks. Receivables that were classified - not automatically - as non-performing are reclassified to performing status subject to a positive assessment of the financial capacity of customers who, having overcome the difficulties that led to non-performing classification, are considered to be fully capable to fulfil their commitments with the Bank.

2.3	Credit risk mitigation techniques

The Group’s credit policy attaches utmost care to the selection of credit, projects financed and borrowers, as well as to the monitoring of customer relationship performance. Creditworthiness assessment is based on statistical indicators and qualitative information used to assess the borrower’s capacity to generate financial resources in line with debt repayment.

Medium/long-term loans are mainly backed by mortgages and, if a more significant risk profile is identified, the credit facilities are backed by personal guarantees (standard and omnibus) and/or guarantees by loan-guarantee consortia, with an adequate risk profile.

Given that, in this context, personal guarantees and collaterals are obtained – as deemed appropriate for credit risk mitigation, considering the mortgage loans’ share of the aggregate portfolio and in compliance with regulatory provisions – a value monitoring process for the assets pledged as collateral has been put in place.

More specifically, for a proper assessment of the extent of loan coverage for capital requirements calculation, the value of mortgaged property is subject to periodic revaluation based on statistical data obtained from a leading specialist in real economy studies.

Moreover, the process envisages that a new appraisal will be carried out if there is a significant impairment in the market value of the asset, with the aim of implementing the most suitable credit protection measures. A similar process is in place for leased real estate properties and securities pledged as collateral for loans to customers.

2.4	Non-performing financial assets

New rules for non-performing financial assets have become effective as of 01 January 2015. Three categories of non-performing loans are specified: Bad loans, unlikely-to-pay exposures, past due/overdrawn non-performing exposures, with consequent elimination of previous definitions of ‘substandard’, ‘objective substandard’ and ‘restructured’ exposures.

Classification of non-performing assets is based on an ongoing process which involves monitoring activities focused on the prompt identification of any irregularities in relationship management, changes in rating scores over time and any emerging events pointing to a potential impairment of the account. Moreover, on behalf of all subsidiary banks, the Parent Company has introduced operating procedures for the automated flagging of positions with irregular loan repayment and IT monitoring tools to make credit management consistent with the risk profiles identified.

Measures triggered by the aforementioned monitoring activities are differentiated according to the degree of anomaly identified and comply with regulations approved by the Boards of Directors of all Carige Group banks.

Receivables that were classified - not automatically - as non-performing are reclassified to performing status subject to a positive assessment of the financial capacity of customers who, having overcome the difficulties that led to non-performing classification, are considered to be fully capable to fulfil their commitments with the Bank.

Forborne exposures

In order to guarantee consistency of credit exposure classification at European level, the EBA issued a specific “technical standard”, later transposed into a Regulation, which includes a definition of “Non-performing exposures”. The EBA document also includes a definition of “Forbearance”.

Forbearance measures (“concessions”) refer to the modification of the original contract terms and conditions, or total or partial refinancing of an exposure, conceded to a debtor for the exclusive reason of addressing, or preventing, financial difficulties that could have a negative effect on the debtor’s ability to fulfil his/her contractual obligations as originally undertaken, and that would not have been conceded to another debtor with a similar risk profile but not in financial difficulty.

The enforcement of a guarantee for the purpose of payment whenever such enforcement involves a new concession is also considered a modification.

Concessions must be identified at the level of single lines of credit (forborne exposures) and can refer to exposures of debtors that are classified as either performing or non-performing.

In any case, renegotiated exposures must not be considered forborne when the debtor is not in financial difficulty.

By way of example, forbearance measures conceded on non-performing exposures (or exposures that would have become non-performing in the absence of forbearance measures), refinancing used by customers for paying back other exposures that are already classified as non-performing, contractual modifications that involve a total or partial cancellation of debt; by definition restructured credit is included in forborne exposures.

The Banca Carige Group has defined the process of management of positions that are subject to forbearance by introducing the definition of forbearance and also by making provisions for the use of a minimum rating for all counterparties belonging to such segment, with a consequent increase in the coverage ratio.

As at 31 December 2016, the Banking Group had on-balance-sheet exposures in terms of ‘forborne performing’ and ‘forborne non-performing’ loans for an amount of EUR 626 mln and EUR 1,221 mln respectively (EUR 1,847 mln in total).

Quantitative Information

A.	CREDIT QUALITY

A.1 NON-PERFORMING AND PERFORMING LOANS: AMOUNTS, VALUE ADJUSTMENTS, CHANGES, BREAKDOWN BY BUSINESS AND GEOGRAPHY.

A.1.1 Breakdown of credit exposures by portfolio and credit quality (book values)

Portfolio / Quality		Bad loans	Unlikely-to-pay	Non-performing past due exposures	Performing past due exposures	Performing exposures	Total
1. Financial assets available for sale		—	—	—	—	1,968,182	1,968,182
2. Financial assets held to maturity		—	—	—	—	—	—
3. Loans to banks		10,905	—	—	—	1,947,858	1,958,763
4. Loans to customers		1,377,133	2,524,412	100,665	625,422	13,618,695	18,246,327
5. Financial assets designated at fair value		—	—	—	—	—	—
6. Financial assets held for sale and discontinued operations		—	—	—	—	—	—

Total	31/12/2016	1,388,038	2,524,412	100,665	625,422	17,534,735	22,173,272

Total	31/12/2015	1,398,884	2,267,953	236,817	625,743	21,592,957	26,122,354

(1)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

As at 31 December 2016, forborne (performing and non-performing) exposures totalled EUR 1,846,806 thousand (net of value adjustments) and were all attributable to the Loans to customers portfolio. For their classification into the various classes of credit quality, see details in table A.1.6 On-and Off-Balance Sheet credit exposures to customers.

A.1.2 Breakdown of credit exposures by portfolios and credit quality (gross and net values)

		Non-performing assets			Performing assets
Portfolio / Quality		Gross exposure	Specific write-downs	Net exposure	Gross exposure	Portfolio adjustments	Net exposure	Total (net exposure)
1. Financial assets available for sale		—	—	—	1,968,182	—	1,968,182	1,968,182
2. Financial assets held to maturity		—	—	—	—	—	—	—
3. Loans to banks		18,718	(7,813)	10,905	1,947,858	—	1,947,858	1,958,763
4. Loans to customers		7,332,896	(3,330,686)	4,002,210	14,380,633	(136,516)	14,244,117	18,246,327
5. Financial assets designated at fair value through profit and loss		—	—	—			—	—
6. Financial assets held for sale		—	—	—	—	—	—	—

Total	31/12/2016	7,351,614	(3,338,499)	4,013,115	18,296,673	(136,516)	18,160,157	22,173,272

Total	31/12/2015	6,842,945	(2,939,291)	3,903,654	22,364,888	(146,188)	22,218,700	26,122,354

(1)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

		Markedly poor credit quality assets		Other assets
Portfolio / Quality		Accumulated capital losses	Net exposure	Net exposure
1. Financial assets held for trading		65	67	7,616
2. Hedging derivatives		—	—	39,233

Total	31/12/2016	65	67	46,849

Total	31/12/2015	217	154	69,614

It should be noted that, at the reporting date, the total amount of partial write-offs of non-performing loans totalled EUR 5.4 mln with regard to the portfolio of loans to banks and EUR 277.7 mln for the portfolio of Loans to customers. The amount does not include the EUR 14 mln cancellation recognised by special purpose vehicle companies, Argo Finance One S.r.l. and Priamar Finance S.r.l., prior to transfer of their portfolios to Banca Carige.

A.1.2.1 Breakdown of performing exposures by portfolios: past due aging analysis

		Other exposures
Exposures/Quality		Past due up to 3 months	Past due 3 to 6 months	Past due 6 months to 1 year	Past due over 1 year	Not past due	Total (net exposure)
1. Financial assets available for sale		—	—	—	—	1,968,182	1,968,182
2. Financial assets held to maturity		—	—	—	—	—	—
3. Loans to banks		—	—	—	—	1,947,858	1,947,858
4. Loans to customers		389,834	72,210	107,628	55,748	13,618,697	14,244,117
5. Financial assets designated at fair value through profit and loss		—	—	—	—	—	—
6. Financial assets held for sale		—	—	—	—	—	—

Total	31/12/2016	389,834	72,210	107,628	55,748	17,534,737	18,160,157

A.1.3 Banking Group: on- and off-balance sheet credit exposures to banks: gross and net values and past due bands

	Gross exposure
	Non-performing assets
	Up to 3 months	3 to 6 months	6 months to 1 year	Over 1 years	Performing assets	Specific write-downs	Portfolio adjustments	Net exposure
A. BALANCE-SHEET EXPOSURES
a) Bad loans	—	—	—	18,718	—	7,813	—	10,905
- of which: forborne	—	—	—	—	—	—	—	—
b) Unlikely-to-pay	—	—	—	—	—	—	—	—
- of which: forborne	—	—	—	—	—	—	—	—
c) Non-performing past due exposures	—	—	—	—	—	—	—	—
- of which: forborne	—	—	—	—	—	—	—	—
d) Performing past due exposures	—	—	—	—	—	—	—	—
- of which: forborne	—	—	—	—	—	—	—	—
e) Other performing exposures	—	—	—	—	1,947,952	—	—	1,947,952
- of which: forborne	—	—	—	—	—	—	—	—

TOTAL A	—	—	—	18,718	1,947,952	7,813	—	1,958,857

B. OFF-BALANCE SHEET EXPOSURE
a) Non-performing	—	—	—	—	—	—	—	—
b) Performing	—	—	—	—	25,940	—	—	25,940

TOTAL B	—	—	—	—	25,940	—	—	25,940

TOTAL (A+B)	—	—	—	18,718	1,973,892	7,813	—	1,984,797

A.1.4 Banking Group - Balance-sheet credit exposures to banks: changes in gross non-performing loans

Description/category	Bad loans	Unlikely-to-pay	Non-performing past due exposures
A. Opening balance (gross amount)	19,355	—	—
- of which: sold but not derecognised	—	—	—

B. Increases	350	—	—
B.1 transfers from performing exposures	—	—	—
B.2 transfers from other categories of non-performing exposures	—	—	—
B.3 other increases	350	—	—
C. Decreases	987	—	—
C.1 transfers to performing exposures	—	—	—
C.2 write-offs	987	—	—
C.3 collections	—	—	—
C.4 gains on disposal	—	—	—
C.5 losses on disposal	—	—	—
C.6 transfers to other non-performing exposures	—	—	—
C.7 other decreases	—	—	—

D. Closing balance (gross amounts)	18,718	—	—
- of which: sold but not derecognised		—	—

A.1.5 Banking Group - Balance-sheet credit exposures to banks: changes in overall write downs

Description/category	Bad loans		Unlikely-to-pay		Non-performing past due exposures
	Total	- of which: forborne	Total	- of which: forborne exposures	Total	- of which: forborne
A. Opening total write-downs	10,942	—	—	—	—	—
- of which: sold but not derecognised	—	—	—	—	—	—

B. Increases	348	—	—	—	—	—
B.1 write-downs	—	—	—	—	—	—
B.2 losses on disposal	—	—	—	—	—	—
B.3 transfers from other categories of non-performing exposures	—	—	—	—	—	—

B.4 other increases	348	—	—	—	—	—
C. Decreases	3,477	—	—	—	—	—
C.1 write-backs from valuation	2,491	—	—	—	—	—
C.2 write-backs from collection	—	—	—	—	—	—
C.3 gains on disposal	—	—	—	—	—	—
C.4 write-offs	986	—	—	—	—	—
C.5 transfers to other non-performing exposures	—	—	—	—	—	—
C.6 other decreases	—	—	—	—	—	—

D. Total gross write-downs	7,813	—	—	—	—	—
- of which: sold but not derecognised	—	—	—	—	—	—

A.1.6 Banking Group – On- and off-balance sheet credit exposures to customers: gross and net values, and past due bands

	Gross exposure
	Non-performing assets
	Up to 3 months	3 to 6 months	6 months to 1 year	Over 1 years	Performing assets	Specific write- downs	Portfolio adjustments	Net exposure
A. BALANCE-SHEET EXPOSURES
a) Bad loans	183	330	3,303	3,721,792	—	2,348,475	—	1,377,133
- of which: forborne	—	212	53	372,628	—	161,261	—	211,632
b) Unlikely-to-pay exposures	1,442,958	421,680	195,217	1,427,102	—	962,545	—	2,524,412
- of which: forborne	819,608	20,546	117,002	446,920	—	395,686	—	1,008,390
c) Non-performing past due exposures	9,390	19,115	61,203	30,623	—	19,666	—	100,665
- of which: forborne	226	80	158	216	—	94	—	586
d) Performing past due exposures	—	—	—	—	640,691	—	15,270	625,421
- of which: forborne	—	—	—	—	47,326	—	1,126	46,200
e) Other performing exposures	—	—	—	—	15,709,276	—	121,246	15,588,030
- of which: forborne	—	—	—	—	619,204	—	39,206	579,998

TOTAL A	1,452,531	441,125	259,723	5,179,517	16,349,967	3,330,686	136,516	20,215,661

B. OFF-BALANCE SHEET EXPOSURE
a) Non-performing	215,453	—	—	—	—	21,397	—	194,056
b) Performing	—	—	—	—	1,655,259	—	10,295	1,644,964

TOTAL B	215,453	—	—	—	1,655,259	21,397	10,295	1,839,020

TOTAL (A+B)	1,667,984	441,125	259,723	5,179,517	18,005,226	3,352,083	146,811	22,054,681

A.1.7 Banking group – On-balance Sheet credit exposures to customers: changes in gross non-performing

Description/category	Bad loans	Unlikely-to-pay	Non-performing past due exposures
A. Opening balance (gross amount)	3,510,846	3,034,622	278,122
- of which: sold but not derecognised	20,870	2,436	1,851

B. Increases	518,183	1,266,932	119,788
B.1 transfers from performing exposures	37,193	960,399	103,305
B.2 transfers from other categories of non-performing exposures	337,918	157,074	508
B.3 other increases	143,072	149,459	15,975

C. Decreases	303,421	814,597	277,579
C.1 transfers to performing loans	172	252,150	21,333
C.2 write-offs	158,841	12,070	1,266
C.3 collections	142,877	228,974	76,684
C.4 gains on disposal	241	84	—
C.5 losses on disposal	—	—	—
C.6 transfers to other non-performing exposures	378	320,644	173,606
C.7 other decreases	912	675	4,690

D. Closing balance (gross amounts)	3,725,608	3,486,957	120,331
- of which: sold but not derecognised	19,291	115,585	11,099

A.1.7 bis Banking group – On-balance Sheet credit exposures to customers: changes in forborne gross non-performing exposures by credit quality

Description/category	Forborne: non- performing exposures	Forborne: performing exposures
A. Opening balance (gross amount)	1,825,848	592,334
- of which: sold but not derecognised	—	—

B. Increases	471,076	441,548
B.1 inflows from non forborne performing exposures	61,037	188,782
B.2 inflows from forborne performing exposures	112,520	X
B.3 inflows from forborne non-performing exposures	X	243,047
B.4 other increases	297,519	9,719

C. Decreases	519,275	367,352
C.1 outflows to non-forborne performing exposures	X	210,550
C.2 outflows to forborne performing exposures	243,047	X
C.3 outflows to forborne non-performing exposures	X	112,513
C.4 write-offs	486	891
C.5 collections	209,027	33,889
C.6 gains on disposal	—	—
C.7 losses on disposal	—	—
C.8 other decreases	66,715	9,509

D. Closing balance (gross amount)	1,777,649	666,530
- of which: sold but not derecognised	16,410	53,833

A.1.8 Banking group – On-balance Sheet credit exposures to customers: changes in overall write-downs

	Bad loans		Unlikely-to-pay		Non-performing past due exposures
Description/category	Total	- of which: forborne exposures	Total	- of which: forborne exposures	Total	- of which: forborne exposures
A. Opening balance: total write-downs	2,120,375	89,985	766,669	337,102	41,305	6,413
- of which: sold but not derecognised	9,063	—	510	—	117	10,234

B. Increases	506,128	86,297	417,683	184,686	17,065	1,218
B.1 write-downs	307,466	32,756	397,150	168,729	16,683	93
B.2 losses on disposal	257	—	89	—	—	—
B.3 transfers from other categories of non-performing exposures	105,195	47,435	20,376	5,756	271	—
B.4 other increases	93,210	6,106	68	10,201	111	1,125

C. Decreases	278,028	15,021	221,807	126,102	38,704	7,537
C.1 write-backs from valuation	90,295	7,324	70,580	56,493	1,463	50
C.2 write-backs from collection	26,497	3,085	36,439	14,868	12,643	931
C.3 gains on disposal	—	—	—	—	—	—
C.4 write-offs	158,841	4,574	12,070	925	1,266	2
C.5 transfers to other non-performing exposures	132	17	102,560	46,675	23,153	6,498
C.6 other decreases	2,263	21	158	7,141	179	56

D. Closing balance: total write-	2,348,475	161,261	962,545	395,686	19,666	94
- of which: sold but not derecognised	10,751	35	25,248	2,104	1,734	—

(1)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

A.2 LOAN CLASSIFICATION BASED ON INTERNAL AND EXTERNAL RATINGS

The internal rating models allow for an evaluation of creditworthiness extended to the majority of exposures to Corporate and Retail customers. The Bank’s loans are concentrated in such areas; as a result, only a partial share of the overall exposures are evaluated by rating agencies.

The two tables show the breakdown of on- and off-balance sheet exposures by internal and external rating classes. Exposures classified as bad, unlikely-to-pay and past due loans, were included amongst default exposures.

A.2.1 Banking Group - Breakdown of on- and off-balance sheet exposures by external rating classes

	External rating classes
Exposures	Class 1	Class 2	Class 3	Class 4	Class 5	Class 6	No rating	Total
A. Balance-sheet exposures	18,875	353,664	2,575,732	3	19,577	67,161	19,163,405	22,198,417

B. Derivatives	410	16,693	—	—	2,371	2	8,905	28,381
B.1 Financial derivatives	410	16,693	—	—	2,371	2	8,905	28,381
B.2 Credit derivatives	—	—	—	—	—	—	—	—

C. Guarantees issued	—	50	10,887	8,470	4,216	2	670,344	693,969

D. Commitments to disburse funds	—	—	12,356	—	1,920	—	1,128,334	1,142,610

E. Other	—	—	—	—	—	—	—	—

Total	19,285	370,407	2,598,975	8,473	28,084	67,165	20,970,988	24,063,377

Reconciliation of internal rating classes with Moody’s external ratings: Class 1: Aaa/Aa3; Class 2: A1/A3; Class 3: Baa1/Baa3; Class 4: Ba1/Ba3; Class 5: B1/B3; Class 6: lower than B3.

In addition to units in UCITS, on- and off-balance-sheet exposures of tables A.1.3 and A.1.6 are included.

A.2.2 Banking Group - Breakdown of on- and off-balance sheet exposures by internal rating classes

	Internal rating classes
Exposures	Rating 1	Rating 2	Rating 3	Rating 4	Rating 5	Rating 6	Default	No rating	Total
A. Balance sheet exposures	835,931	4,982,837	6,433,617	1,204,474	593,697	303,454	4,013,115	3,831,292	22,198,417

B. Derivatives	471	17,030	277	51	2,489	2	—	8,061	28,381
B.1 Financial derivatives	471	17,030	277	51	2,489	2	—	8,061	28,381
B.2 Credit derivatives	—	—	—	—	—	—	—	—	—

C. Guarantees issued	32,902	166,015	256,682	80,589	12,515	1,983	87,285	55,998	693,969

D. Commitments to disburse funds	4,860	18,941	189,354	18,076	7,378	7,013	106,771	790,217	1,142,610

E. Other	—	—	—	—	—	—	—	—	—

Total	874,164	5,184,823	6,879,930	1,303,190	616,079	312,452	4,207,171	4,685,568	24,063,377

Internal rating classes are shown in decreasing order of creditworthiness.

Internal ratings are not used for calculation of prudential capital requirements.

On- and off-balance-sheet exposures of tables A.1.3 and A.1.6 are included

Borrowers of segments ‘supervised intermediaries’, ‘public administrations’ and ‘government-controlled companies’ were assigned the same rating as the rating class of the sovereign State they belong to.

A.3 BREAKDOWN OF SECURED EXPOSURES BY TYPE OF GUARANTEE

A.3.1 Banking Group - Secured credit exposures to banks

Personal guarantees (2)
		Collateral (1)					Credit derivatives				Signature loans
Other derivatives
	Net exposure	Property, Mortgages	Property, finance leases	Securities	Other collateral	CLN	Government and central banks	Other public entities	Banks	Other entities	Governments and central banks	Other public entities	Banks	Other entities	Total (1) + (2)
1. Secured balance sheet credit exposures	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1.1 totally secured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- of which non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
1.2 partially secured	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
- of which non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

2. Secured off-balance sheet credit exposures	16,691	—	—	—	16,046	—	—	—	—	—	—	—	—	—	16,046
2.1 totally secured	4,986	—	—	—	4,986	—	—	—	—	—	—	—	—	—	4,986
- of which non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2.2 partially secured	11,705	—	—	—	11,060	—	—	—	—	—	—	—	—	—	11,060
- of which non-performing	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

A.3.2 Secured credit exposures to customers

						Personal guarantees (2)
		Collateral (1)				Credit derivatives					Signature loans
							Other derivatives
	Net exposure	Property, Mortgages	Property, finance leases	Securities	Other collateral	CLN	Governments and central banks	Other public entities	Banks	Other entities	Governments and central banks	Other public entities	Banks	Other entities	Total (1) + (2)
1. Secured Balance Sheet credit exposures:	14,071,629	10,309,270	590,813	182,959	798,940	—	—	—	—	—	528,165	30,329	2,626	1,318,503	13,761,605
1.1 totally secured	13,317,640	9,963,125	590,301	160,516	768,208	—	—	—	—	—	528,165	28,746	2,050	1,177,325	13,218,436
- of which non- performing	2,915,545	1,993,084	113,940	5,728	540,474	—	—	—	—	—	—	363	1,253	163,508	2,818,350
1.2 partially secured	753,989	346,145	512	22,443	30,732	—	—	—	—	—	—	1,583	576	141,178	543,169
- of which non-performing	460,887	304,913	512	5,680	8,158	—	—	—	—	—	—	192	—	53,517	372,972

2. Secured off- Balance Sheet credit exposures:	424,771	162,758	—	21,168	17,705	—	—	—	—	—	—	73	—	217,433	419,137
2.1 totally secured	395,779	158,142	—	19,479	16,433	—	—	—	—	—	—	73	—	201,589	395,716
- of which non- performing	68,656	34,983	—	4,814	2,233	—	—	—	—	—	—	—	—	26,626	68,656
2.2 partially secured	28,992	4,616	—	1,689	1,272	—	—	—	—	—	—	—	—	15,844	23,421
- of which non- performing	3,806	2,359	—	16	44	—	—	—	—	—	—	—	—	562	2,981

In tables A.3.1 e A.3.2, the columns headed “Collateral” and “Personal guarantees” provide the “fair value” of the guarantees estimated as at the reporting date or, lacking such information, their contractual value. It is noted that both values cannot be greater than the carrying amount of the secured exposures, in line with in the requirements of the 4th update of Bank of Italy’s Circular no. 262.

B. BREAKDOWN AND CONCENTRATION OF CREDIT EXPOSURE

B.1 Banking Group - Breakdown by segment of on- and off-Balance Sheet credit exposure to customers (book value)

		Governments			Other public entities			Financial companies			Insurance companies			Non-financial companies			Other entities
Exposures/Counterparties		Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments	Net exposure	Specific adjustments	Portfolio adjustments
A. On-balance sheet exposures
A.1 Bad loans		—	—		—	—		12,416	31,350		—	—		1,021,723	1,975,944		342,994	341,181
- of which: forborne		—	—		—	—		2,477	5,543		—	—		162,363	128,746		46,791	26,972
A.2 Unlikely to pay		—	—		1,118	227		127,507	81,072		—	—		2,193,934	822,210		201,853	59,036
- of which: forborne		—	—		1,118	227		18,021	7,847		—	—		882,647	363,742		105,489	23,708
A.3 Non-performing past due exposures		—	—		12	5		41	17		—	—		67,363	13,166		33,249	6,478
- of which: forborne		—	—		—	—		—	—		—	—		273	62		313	32
A.4 Performing exposures		2,028,072		59	699,217		698	996,661		6,157	4		—	- 6,720,800		115,925	5,768,697		13,677
- of which: forborne		—		—	7,304		7	7,202		171	—		—	490,708		39,322	112,541		813

Total A		2,028,072	—	59	700,347	232	698	1,136,625	112,439	6,157	4	—	—	10,003,820	2,811,320	115,925	6,346,793	406,695	13,677

B. Off-balance-sheet exposures
B.1 Bad loans		—	—		—	—		4,000	—		—	—		11,901	8,114		85	278
B.2 Unlikely to pay		—	—		—	—		55	—		—	—		177,199	12,924		101	30
B.3 Other non-performing assets		—	—		—	—		—	—	—	—	—		711	49		4	2
B.4 Performing exposures		12,356		—	736,403		6	66,030		198	6,830		—	796,802		9,890	26,543		201

Total B		12,356	—	—	736,403	—	6	70,085	—	198	6,830	—	—	986,613	21,087	9,890	26,733	310	201

Total (A+B)	31/12/2016	2,040,428	—	59	1,436,750	232	704	1,206,710	112,439	6,355	6,834	—	—	10,990,433	2,832,407	125,815	6,373,526	407,005	13,878

Total (A+B)	31/12/2015(*)	3,559,436	—	85	1,703,858	5,858	828	3,213,041	96,996	6,850	6,549	—	—	12,637,291	2,475,919	141,674	6,629,371	373,838	13,116

(1)	With respect to published accounts, prior-period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

B.2 Banking Group - Breakdown by geographical area of on- and off-Balance Sheet credit exposure to customers (book value)

			Italy		Other European countries		America		Asia		Rest of the world
Exposures/Geographical area			Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
A. On-balance sheet exposures
A.1 Bad loans			1,357,723	2,321,957	16,916	23,003	2,479	3,504	—	—	15	11
A.2 Unlikely to pay			2,444,193	927,809	76,157	24,617	1	1	—	—	4,061	10,118
A.3 Non-performing past due exposures			100,220	19,570	440	94	2	1	1	1	2	—
A.4 Performing exposures			16,092,145	126,753	99,645	9,642	3,510	3	17,282	116	869	2

Total A			19,994,281	3,396,089	193,158	57,356	5,992	3,509	17,283	117	4,947	10,131

B. Off-balance-sheet exposures
B.1 Bad loans			15,986	8,391	—	2	—	—	—	—	—	—
B.2 Unlikely to pay			177,346	12,953	10	—	—	—	—	—	—	—
B.3 Other non-performing exposures			715	51	—	—	—	—	—	—	—	—
B.4 Performing exposures			1,641,820	10,294	2,935	1	92	—	—	—	116	—

Total B			1,835,867	31,689	2,945	3	92	—	—	—	116	—

Total A+B	31.12.2016		21,830,148	3,427,778	196,103	57,359	6,084	3,509	17,283	117	5,063	10,131

Total A+B	31.12.2015	(*)	27,516,223	3,045,232	197,920	59,235	7,180	3,517	19,890	523	8,333	6,657

(1)	With respect to published accounts, prior-period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

B.2 Banking Group - Breakdown by geographical area of on- and off-Balance Sheet credit exposure to customers (book value) - Italy

			North West Italy		North East Italy		Central Italy		South and islands
Exposures/Geographical area			Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
A. On-balance sheet exposures
A.1 Bad loans			810,727	1,370,891	192,031	310,804	242,306	459,896	112,659	180,366
A.2 Unlikely to pay			1,925,613	714,487	172,311	77,225	256,114	95,056	90,155	41,041
A.3 Non-performing past due exposures			69,872	13,246	4,298	1,063	19,507	3,763	6,543	1,498
A.4 Performing exposures			8,016,289	89,650	2,150,263	14,489	5,090,650	17,475	834,943	5,139

Total A			10.822.501	2,188,274	2,518,903	403,581	5,608,577	576,190	1,044,300	228,044

B. Off-balance-sheet exposures
B.1 Bad loans			8,794	4,329	6,329	3,358	816	689	47	15
B.2 Unlikely to pay			156,402	11,465	17,843	657	2,400	681	701	150
B.3 Other non-performing assets			714	51	1	—	—	—	—	—
B.4 Performing exposures			1,131,233	6,291	180,691	598	268,223	3,290	61,673	115

Total B			1,297,143	22,136	204,864	4,613	271,439	4,660	62,421	280

Total (A+B)	31/12/2016		12,119,644	2,210,410	2,723,767	408,194	5,880,016	580,850	1,106,721	228,324

Total (A+B)	31/12/2015	(*)	13,660,771	1,955,663	3,023,170	350,187	9,599,737	529,629	1,232,545	209,753

(1)	With respect to published accounts, prior period balances are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

B.3 Banking Group - Breakdown by geographical area of on- and off-Balance Sheet credit exposure to banks (book value)

		Italy		Other European countries		America		Asia		Rest of the world
Exposures/Geographical area		Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments	Net exposure	Overall value adjustments
A. On-balance sheet exposures
A.1 Bad loans		—	—	—	—	10,905	7,813	—	—	—	—
A.2 Unlikely to pay		—	—	—	—	—	—	—	—	—	—
A.3 Non-performing past due exposures		—	—	—	—	—	—	—	—	—	—
A.4 Performing exposures		1,412,167	—	493,808	—	36,269	—	5,125	—	583	—

Total A		1,412,167	—	493,808	—	47,174	7,813	5,125	—	583	—

B. Off-balance-sheet exposures
B.1 Bad loans		—	—	—	—	—	—	—	—	—	—
B.2 Unlikely to pay		—	—	—	—	—	—	—	—	—	—
B.3 Other non-performing assets		—	—	—	—	—	—	—	—	—	—
B.4 Performing exposures		9,037	—	16,753	—	—	—	150	—	—	—

Total B		9,037	—	16,753	—	—	—	150	—	—	—

Total A+B	31/12/2016	1,421,204	—	510,561	—	47,174	7,813	5,275	—	583	—

Total A+B	31/12/2015	615,074	682	620,451	986	37,199	9,956	1,237	—	556	—

B.3.1 Banking Group - Breakdown by geographical area of on- and off-Balance Sheet credit exposure to banks (book value) - Italy

		North West Italy		North East Italy		Central Italy		South and islands
			Overall value		Overall value		Overall value		Overall value
Exposures/Geographical area		Net exposure	adjustments	Net exposure	adjustments	Net exposure	adjustments	Net exposure	adjustments
A. On-balance sheet exposures
A.1 Bad loans		—	—	—	—	—	—	—	—
A.2 Unlikely to pay		—	—	—	—	—	—	—	—
A.3 Non-performing past due exposures		—	—	—	—	—	—	—	—
A.4 Performing exposures		125,982	—	5,321	—	1,280,864	—	—	—

Total A		125.982	—	5,321	—	1,280,864	—	—	—

B. Off-balance-sheet exposures
B.1 Bad loans		—	—	—	—	—	—	—	—
B.2 Unlikely to pay		—	—	—	—	—	—	—	—
B.3 Other non-performing assets		—	—	—	—	—	—	—	—
B.4 Performing exposures		6,666	—	—	—	2,371	—	—	—

Total B		6.666	—	—	—	2,371	—	—	—

Total (A+B)	31/12/2016	132,648	—	5,321	—	1,283,235	—	—	—

Total (A+B)	31/12/2015	86,370	19	5,479	—	523,225	663	—	—

B.4 Large exposures:
a) Amount (book value):	8,476,225
b) Amount (weighted value):	1,884,534
c) Number of positions:	9

C. SECURITISATIONS

C.1 Securitisations

Qualitative Information

Traditional securitisations

The Carige Group has 4 securitisations in place: 1) a securitisation of performing loans, which was carried out by the Parent Company in the first half of 2004 through the SPV Argo Mortgage 2 S.r.l., 2) a securitisation of performing loans under leasing arrangements which was carried out by the Parent Company in 2016 through the special purpose vehicle Lanterna Lease S.r.l., 3) a securitisation of performing consumer loans carried out by the subsidiary Creditis Servizi Finanziari S.p.A., through the special purpose vehicle Lanterna Consumer S.r.l., 4) a securitisation of non-performing loans carried out by the Parent Company through the special purpose vehicle Pillarstone Italy SPV s.r.l., in order to encourage restructuring of loans to a borrower.

In addition to these securitisations, medium- to long- term funding was raised via three Covered Bond issuances, which are further described in section E.4. A retained (or self-) securitisation of performing loans is also in place, which was structured in 2015 through the special purpose vehicle, Lanterna Finance S.r.l., as described in Section 3 “Liquidity Risk”.

For the purpose of promoting a shared co-ordination and monitoring of securitisation transactions originated by the Group, a specific operating unit was set up as part of the Planning and Control division, which makes sure that these transactions and related activities are constantly monitored with an across-the-board approach by multiple functions and units of the company.

Specifically, the assessment and control of risks deriving from the above-described securitisations are performed on the Carige Group’s Credit Risk Management (CRM) system, which monitors transactions in performing loans; the performance of individual transactions is constantly assessed by the General Management: specific reports are submitted to the Board of Directors on a half-yearly basis.

As the four securitisations do not fully meet the conditions for all risks and rewards to be transferred to third parties, they were maintained in the transferors’ balance sheets.

The securitisation transactions are further explained below.

a)	Securitisation of performing loans carried out through the SPV Argo Mortgage 2 S.r.l. in 2004.

The transaction involved transfer without recourse to the special purpose vehicle Argo Mortgage 2 S.r.l. (in which Banca Carige currently has a 60% direct holding) of 13,272 mortgage loans for a total value of EUR 864.5 mln as at 30 June 2004, at a price of EUR 925.6 mln (of which EUR 61.1 mln as deferred price calculated by means of a profit extraction mechanism which specifically took account of the excess spread, net of transaction costs as at each payment date, the level of risk of the loans transferred and early repayment options).

To finance these transactions, Argo Mortgage 2 S.r.l. issued EUR 864.4 mln worth of securities, of which EUR 808.3 mln class A, EUR 26.8 mln class B, EUR 29.4 mln class C, all listed on the Luxembourg stock exchange, and was granted a subordinated loan by Banca Carige for an amount of EUR 22.8 mln which was fully repaid in 2009.

The securities issued as at 31 December 2016 are rated as follows:

SECURITY	CODE	FITCH	MOODYS
Class A	IT0003694129	AA+	Aa2
Class B	IT0003694137	AA+	Aa2
Class C	IT0003694145	A-	Aa2

Out of the initial EUR 808.3 mln in class A securities, a total of EUR 785.1 mln was repaid as at 31 December 2016 (increasing to EUR 789.8 mln after the repayments in January 2017).

The credit for deferred price to be paid to Carige as at 31 December 2016 amounted to EUR 44.8 mln. Collections on pertaining receivables in 2016 amounted to EUR 20.8 mln and servicing commission income totalled EUR 0.1 mln.

b)	Securitisation transaction of loans under leasing arrangements carried out through the SPV Lanterna Lease S.r.l. in 2016.

The transaction involved transfer without recourse from the Parent Company to the special purpose vehicle Lanterna Lease S.r.l. (in which Banca Carige currently has a 5% direct holding) of 1,372 performing financial lease contracts for a total value of EUR 273.3 mln. The financial lease contracts have Italian companies as counterparties and are guaranteed by property located in Italy.

The SPV Lanterna Lease S.r.l. issued EUR 120 mln worth of senior bonds and EUR 157 mln worth of junior bonds. The senior bond issuance was subscribed for by an institutional investor, whereas the Junior bond issuance was subscribed for by Banca Carige. As a guarantee for the senior bond holders a EUR 3.2 mln cash reserve was set up. Since the bonds issued were reserved for an institutional investor, they were not rated.

In the transaction, Banca Carige S.p.A. acted as Servicer, corporate servicer and junior bonds underwriter, whereas Milan-based Citibank N.A. acted as Italian Paying Agent and Account Bank, with London-based Citibank N.A acting as Calculation Agent and Principal Paying Agent. Citicorp Trustee Company Limited was engaged as bondholder representative, whereas Zenith Service S.p.A. was selected as Back Up Servicer.

The transaction Arranger is Banca Imi S.p.A..

Out of the initial EUR 120 mln in class A securities, a total of EUR 21.2 mln was repaid as at 31 December 2016 (increasing to EUR 30.1 mln after the repayments in January 2017).

c)	A securitisation of consumer loans carried out by Creditis Servizi Finanziari S.p.A. in 2016 through the special purpose vehicle Lanterna Consumer S.r.l.

The transaction involved transfer without recourse to the special purpose vehicle Lanterna Consumer S.r.l. (in which Banca Carige currently has a 5% direct holding) of 51,518 performing consumer loans by the subsidiary Creditis Servizi Finanziari S.p.A. for a total value of EUR 431.8 mln. The portfolio sold was made up by 29,159 personal loans worth EUR 291.1 mln and 12,539 fifth-of-salary/pension-backed loans for an amount of EUR 140.7 mln.

The effective date of transfer was 16 April 2016 and the counterparties in the loans are consumer customers living in Italy.

The SPV Lanterna Consumer S.r.l. issued the following securities:

Class	Amount EUR mln	Ratings	Legal maturity	Spread on 3-month Euribor	Characteristics
A1	158.4	unrated	28 January 2041	Bps 90	Floor 0.5% Cap 4.5%
A2	158.4	unrated	28 January 2041	Bps 90	Floor 0.5% Cap 4.5%
Z	117.9	unrated	28 January 2041	N/A	N/A

Class A1 and A2 senior notes were underwritten by two institutional investors, whereas the Junior notes were underwritten by the subsidiary, Creditis Servizi Finanziari S.p.A.

In the transaction Banca Carige S.p.A. acted as Master Servicer and Corporate Servicer, Creditis acted as Servicer and underwriter of junior bonds, whereas Milan-based Citibank N.A. acted as Italian Paying Agent and Account Bank, with London-based Citibank N.A acting as Calculation Agent and Principal Paying Agent. Citicorp Trustee Company Limited was engaged as bondholder representative, whereas Zenith Service S.p.A. was selected as Back Up Servicer and Unicredit S.p.A. was selected as Back Up Collection Account Bank.

Creditis granted a EUR 25.8 mln subordinated loan to the SPV for it to set up a EUR 16.3 mln Cash Reserve and a EUR 9.5 mln prepayment reserve.

The transaction Arrangers were Banca Imi and Unicredit Bank AG.

Out of the initial EUR 316.8 mln in Senior notes, a total of EUR 91.5 mln was repaid as at 31 December 2016 (increasing to EUR 132.9 mln after the repayments in January 2017).

d)	Securitisation of non-performing loans through the SPV, Pillarstone Italy SPV S.r.l.

The securitisation was carried out in 2016 in order to favour the work-out of Banca Carige’s non-performing loans to the Premuda Group. Pursuant to Italian law 130/99, the SPV, Pillarstone Italy S.P.V. S.r.l. (not belonging to the Carige Group) was transferred three ship mortgage loans denominated in US dollars to Four Handy Limited for an aggregate amount of EUR 63.2 mln and revolving loan facilities to Premuda SAH for an amount of EUR 25.3 mln.

The transaction is a multioriginator securitisation, the securitised portfolio being made up of loans that were transferred to Pillarstone Italy SPV by several banks.

In exchange for the foregoing transfer, Banca Carige was paid the cash equivalent of 5% of the gross amount of the collateralised loans (EUR 2.7 mln) plus USD 56.2 mln in class B USD-denominated Senior notes and USD 24.5 mln and USD 5 mln in class C Junior notes in exchange for the difference.

Given the fact that all risks and rewards were retained in their entirety, the cash amount received was posted as an amount payable to the special-purpose vehicle.

The work-out transaction was backed by new liquidity provided to the SPV by an investor. The funds were raised by underwriting class A Supersenior securities with repayment priority over the two other types of notes.

Pillarstone Italy S.p.A. was engaged as the servicer in the transaction.

Synthetic securitisations

The Liguria Region (Regione Liguria) entrusted FI.L.S.E. S.p.A. with the role of managing a fund to facilitate access to credit for Ligurian SMEs through portfolios of loans made available with a ‘Tranched Cover’ structure by multiple Banks operating in Liguria. The foregoing loan portfolios are subdivided into two different tranches: a Junior Tranche, exposed to first loss risk, and a lower-risk Senior Tranche. The guarantee consists in a tranched-cover mechanism whereby the risk of losses on loans within the portfolios will be broken down into the following tranches:

a)	Junior tranche, accounting for 6.75% of the portfolio upper limit to cover any first losses occurring with respect to the overall upper limit amount

b)	Senior tranche, accounting for the remaining 93.25% risk of the bank; it incurs losses if the junior tranche has been exhausted, i.e. whenever total losses exceed 6.75% of loans granted.

Losses on loans granted as part of the “FI.L.S.E. Liguria 2015 Tranched Cover” loan pools, are sequentially assigned to tranches a) and b). Therefore, should losses exceed 6.75% of the asset pool drawn amount, the senior tranche becomes due, with risk being borne entirely by the bank. Synthetically securitised loans were not derecognised. As at 31 December 2016, said loans were all performing (gross amount EUR 27,124 thousand - value adjustments: EUR 114 thousand). Deposits pledged as collateral in the name of FILSE S.p.A. are accounted for in Item 20 - Due to customers in the Liabilities (EUR 1,728 thousand as at 31 December 2016).

Quantitative Information

C.1 Exposures arising from major ‘own’ securitisation transactions broken down by type of securitised asset and exposure

	On-balance-sheet exposures						Guarantees issued						Lines of credit
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior
Type of securitised asset/Exposure	Carrying amount	Value adjustments/write- backs	Carrying amount	Value adjustments/write- backs	Carrying amount	Value adjustments/write- backs	Net exposure	Value adjustments/write- backs	Net exposure	Value adjustments/write- backs	Net exposure	Value adjustments/write- backs	Net exposure	Value adjustments/write- backs	Net exposure	Value adjustments/write- backs	Net exposure	Value adjustments/write- backs
A. Totally derecognised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

B. Partially derecognised	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—

C. Not derecognised	3,250	—	55,274	6,547	324,696	20,258	—	—	—	—	—	—	—	—	—	—	—	—
C.1 Argo Mortgage 2 S.r.l -performing loans	3,250	—	3,786	—	39,588	5,198	—	—	—	—	—	—	—	—	—	—	—	—

C2 Lanterna Lease s.r.l. Lease receivables					160,205
C3 Lanterna Consumers Performing consumer loans					114,172
C4 Pillarstone Italy SPV S.r.l. Non-performing loans			51,488	6,547	10,731	15,060

Figures in the table refer to traditional securitisations and show the risk retained by the Group in: 1) the securitisation carried out through the SPV Argo Mortgage 2 S.r.l. in 2004, made up of receivables linked to deferred price payment, net of write-downs (EUR 39.6 mln, with write-down amounting to EUR 5.2 mln), and the SPV securities repurchased by Carige (EUR 3.2 mln Senior Class and EUR 3.8 mln Mezzanine Class), 2) a securitisation of lease receivables carried out in 2016, 3) a securitisation of non-performing loans carried out through the special purpose vehicle, Pillarstone Italy SPV s.r.l.

Synthetically securitised loans were not derecognised. As at 31 December 2016, said loans were all performing (gross amount EUR 27,124 thousand - value adjustments: EUR 114 thousand). Deposits pledged as collateral in the name of F.I.L.S.E. S.p.A. are accounted for in Item 20 - Due to customers in the Liabilities. (EUR 1,728 thousand as at 31 December 2016).

C.3 Securitisation vehicles

			ASSETS			LIABILITIES
Name of securitisation/Name of securitisation vehicle	Registered office	Consolidation	Loans and receivables	Debt securities	Other	Senior	Mezzanine	Junior
Argo Mortgage 2 S.r.l. (1)	Genoa	YES	94,110	—	30,710	23,324	56,150	45,346
Lanterna Lease s.r.l. (2)	Genoa	YES	247,247	—	14,142	100,355	—	161,034
Lanterna Consumer s.r.l.(2)	Genoa	YES	322,831	—	67,657	224,716	—	165,772
Pillarstone Italy SPV Sr.l.	Milan	NO	261,802	—	10,693	9,196	175,658	87,641

1)	Banca Carige holds 60% of the investment in the vehicle
2)	Banca Carige holds 5% of the investment in the vehicle

E. DISPOSALS

A. Financial assets sold and not fully derecognised

Qualitative Information

Assets sold and not fully derecognised from the Bank’s financial statements include:

1)	loans transferred as part of the securitisations performed through the SPVs Argo Mortgage 2 S.r.l., Lanterna Lease S.r.l. and Lanterna Consumer S.r.l., as described in paragraph C of Section E in the Explanatory Notes. With regard to the first transaction, non-derecognition follows recognition of a receivable from the SPV, linked to deferred price payment, which involves first-loss risk as well as excess spread securitisation benefits for the Group; for the two other transactions, non-derecognition results from the subscription of junior securities by the transferors. Receivables sold, recognised as assets, are offset by the securities issued by the Special Purpose Vehicle and outstanding as at the reporting date net of those repurchased by the transferors.

2)	securities (assets) underlying repurchase agreements (liabilities), entered into with banks and customers. The non-derecognition of securities subject to a repurchase transaction, is due to the fact that the Group substantially retains all risks and rewards connected with the securities as it is committed to repurchasing them at a contractually agreed price. These securities are therefore disclosed in the pertaining accounting portfolios. The amount of the transfer is recognised among liabilities by type of counterparty.

Quantitative Information

E.1 Banking Group - Financial assets sold and not derecognised: book value and full value

Type / Portfolio		Financial assets held for trading			Financial assets designated at fair value through profit and loss			Financial assets available for sale			Financial assets held to maturity			Loans to banks			Loans to customers			Total
		A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	31/12/2016	31/12/2015
A. On-balance sheet assets		—	—	—	—	—	—	351,144	—	—	—	—	—	—	—	—	1,272,377	—	—	1,623,521	632,218
1. Debt securities		—	—	—	—	—	—	351,144	—	—	—	—	—	—	—	—	—	—	—	351,144	523,444
2. Equity instruments		—	—	—	—	—	—	—	—	—	x	x	x	x	x	x	x	x	x	—	—
3. UCITS		—	—	—	—	—	—	—	—	—	x	x	x	x	x	x	x	x	x	—	—
4. Loans		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,272,377	—	—	1,272,377	108,774
B. Derivative instruments		—	—	—	x	x	x	x	x	x	x	x	x	x	x	x	x	x	x	—	—

Total	31/12/2016	—	—	—	—	—	—	351,144	—	—	—	—	—	—	—	—	1,272,377	—	—	1,623,521	x

of which non-performing		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	109,397	—	—	109,397	x

Total	31/12/2015	—	—	—	—	—	—	523,444	—	—	—	—	—	—	—	—	108,774	—	—	x	632,218

of which non-performing		—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	15,498	—	—	x	15,498

Key:

A  =  Financial assets sold and fully recognised (book value)

B  =  Financial assets sold and partially recognised (book value)

C  =  Financial assets sold and partially recognised (full value)

E.2 Banking Group - Financial liabilities associated with financial assets sold and not derecognised: book value

Liabilities/assets portfolio		Financial assets held for trading	Financial assets designated at fair value through profit and loss	Financial assets available for sale	Financial assets held to maturity	Loans to banks	Loans to customers	Total
1. Due to customers		—	—	351,226	—	—	2,787	354,013
a) relating to fully recognised assets		—	—	351,226	—	—	2,787	354,013
b) relating to partially recognised assets		—	—	—	—	—	—	—
2. Due to banks		—	—	—	—	—	—	—
a) relating to fully recognised assets		—	—	—	—	—	—	—
b) relating to partially recognised assets		—	—	—	—	—	—	—
3. Securities issued		—	—	—	—	—	468,422	468,422
a) relating to fully recognised assets		—	—	—	—	—	468,422	468,422
b) relating to partially recognised assets		—	—	—	—	—	—	—
Total	31/12/2016	—	—	351,226	—	—	471,209	822,435

Total	31/12/2015	—	—	527,683	—	—	83,947	611,630

E.3 Banking Group - Sales transactions relating to financial liabilities with recourse only to assets sold: fair value

Type / Portfolio	Financial assets held for trading		Financial assets designated at fair value through profit and loss		Financial assets available for sale		Financial assets held to maturity (fair value)		Loans to banks (fair value)		Loans to customers (fair value)		Total
	A	B	A	B	A	B	A	B	A	B	A	B	31/12/2016	31/12/2015
A. On-balance sheet assets	—	—	—	—	—	—	—	—	—	—	1,379,612	—	1,379,612	117,074
1. Debt securities	—	—	—	—	—	—	—	—	—	—	—	—	—	—
2. Equity instruments	—	—	—	—	—	—	x	x	x	x	x	x	—	—
3. UCITS	—	—	—	—	—	—	x	x	x	x	x	x	—	—
4. Loans	—	—	—	—	—	—	—	—	—	—	1,379,612	—	1,379,612	117,074
B. Derivative instruments	—	—	x	x	x	x	x	x	x	x	x	x	—	—

Total assets	—	—	—	—	—	—	—	—	—	—	1,379,612	—	1,379,612	117,074

C. Associated liabilities	—	—	—	—	—	—	—	—	—	—	471,209	—	x	x
1. Due to customers	—	—	—	—	—	—	—	—	—	—	2,787	—	x	x
2. Due to banks	—	—	—	—	—	—	—	—	—	—	—	—	x	x
3. Securities issued	—	—	—	—	—	—	—	—	—	—	—	—	x

Total liabilities	—	—	—	—	—	—	—	—	—	—	471,209	—	471,209	83,947

Net value 31/12/2016	—	—	—	—	—	—	—	—	—	—	908,403	—	908,403	x

Net value 31/12/2015	—	—	—	—	—	—	—	—	—	—	33,127	—	x	33,127

Key:

A = financial	assets sold and fully recognised
B = financial	assets sold and partially recognised

E.4 COVERED BOND TRANSACTIONS

Banca Carige S.p.A. launched three medium/long-term funding programmes, via the issuance of covered bonds, backed by underlying primarily consisting in residential and commercial mortgages.

As part of the programmes, Banca CARIGE adopted the internal control procedures (also at Group level) suitable for the working plan prescribed for the covered bonds, given the high level of operational and legal innovation and complexity of such transactions and pursuant to applicable regulatory provisions and, in particular, to the supervisory instructions issued by the Bank of Italy with Circular no. 263 of 27 December 2006, as amended (hereinafter referred to as the “Supervisory Instructions”).

At the meeting held on 29 August 2008, the Board of Directors acknowledged the organisational model prepared by the Organisation Division for the implementation and management of the Programmes. This organisation model was subsequently updated according to the changes made to the Group’s organisational structure.

As part of these programmes, Banca Carige plays the role of issuer, transferor of eligible assets and Master Servicer.

The subsidiary, Banca del Monte di Lucca, takes part in the three programmes as transferor and additional servicer.

The “Asset Monitor” activities of the three covered bond issuance programmes are performed by BDO Italia S.p.A., which monitors the correctness of the transactions and the integrity of the guarantees for investors. The checks performed and the assessment of the progress of the transactions are reported in a specific annual report addressed also to the Board of Auditors and the Board of Directors of Banca Carige.

The Internal Auditing Department of the Parent Company carries out a comprehensive audit of the checks performed, at least on an annual basis, also making use of the information received and the opinions expressed by the Asset Monitor. The results of these audits are reported to the Banca Carige Board of Directors.

On a regular basis, and for each transaction, the risk monitoring department of Banca Carige controls:

•	the quality and integrity of the assets transferred, in particular the estimated property value – both residential and non-residential – mortgaged in relation to the land and property loans transferred;

•	maximum ratio compliance between the covered bonds issued and the assets transferred as collateral;

•	compliance with transfer limits and integration methods;

•	the real and adequate risk hedging offered by any derivative contracts signed in relation to the transaction.

In order for the originator to fulfil the obligations of the collateral pledged, Banca Carige uses suitable Asset & Liability Management techniques to ensure a substantial balance between the maturities of cash flows generated by the transferred assets and the maturities of payments due by the issuing bank on the covered bonds issued and other transaction costs.

The programmes were structured in compliance with applicable legal and regulatory provisions allowing the issuance of covered bonds if certain capital requirements for the Group are met.

The Bank periodically carries out the assessments required in accordance with the Supervisory Instructions concerning capital requirements for transferors or issuers in covered bond issuance transactions, all necessary checks for compliance with transfer limits, together with thorough assessments of the objectives pursued and the risks associated with Programme implementation.

With respect to the first transfer of assets, each individual transferor, for its pertaining portion, granted a subordinated loan to the special purpose vehicle for it to have the funds necessary to purchase the assets. In subsequent transfers, the SPV used both new subordinated financing and its own liquidity.

From an accounting point of view, the transferors will continue to recognise the transferred mortgage loans in their financial statements under item 70 of the Assets “Loans to customers”, since the associated risks and rewards were not transferred to the transferee.

The subordinated loan is not recognised in the accounts and therefore it is not measured for the purposes of credit risk due to the fact that this risk is entirely reflected in the measurement of mortgage loans transferred, which are still recognised in the financial statements of the transferors.

Banca del Monte di Lucca receives a commission from the Parent Company Banca Carige for the guarantee given and discloses the assets transferred in part B of the Explanatory Notes, Other information section, table “1. Guarantees issued and commitments” under item no. 5) “Assets pledged as collateral for third party obligations”.

Loans transferred are described by the issuer Banca Carige S.p.A. in part B of the Explanatory Notes, ‘Other information’ section, Table “2. Assets pledged as collateral for own liabilities and commitments” under item no. 6) “Loans to customers”.

a)	Medium/long-term funding programme for the 2008-2013 period, through the issuance of Covered Bonds.

The first Covered Bond issuance programme, for the 2008-2013 period, was implemented through the SPV, Carige Covered Bond S.r.l., in 2008 and was renewed by the Board of Directors on 16 September 2013.

As at 31 December 2016, residential and commercial mortgages amounting to EUR 4,251 mln were segregated in the special purpose entity, of which EUR 4,089 mln were transferred from Banca Carige and EUR 162 mln from Banca del Monte di Lucca.

The issuances launched by the Parent Company until 31 December 2016 and not yet coming to maturity are listed below and amount to EUR 3,080.5 mln in total.

Amount issued	Date of Issuance	Maturity date
75,000,000	20.09.2010	25.09.2030
20,000,000	04.10.2010	25.10.2022
20,000,000	25.10.2010	25.10.2040
20,000,000	25.10.2010	25.10.2040
18,500,000	15.11.2010	15.11.2030
20,000,000	25.11.2010	25.11.2030
40,000,000	27.12.2010	27.12.2030
30,000,000	23.04.2012	23.04.2032
150,000,000	31.10.2012	25.10.2022
17,000,000	02.11.2012	02.11.2032
50,000,000	05.11.2012	05.11.2032
10,000,000	06.11.2012	26.11.2032
5,000,000	16.01.2013	25.01.2023
5,000,000	25.01.2013	25.01.2028
10,000,000	29.08.2013	29.08.2033
750,000,000	24.10.2013	24.10.2018
10,000,000	05.06.2014	25.05.2029
500,000,000	28.10.2015	28.01.2021
500,000,000	25.02.2016	25.02.2021
830,000,000	28.11.2016	25.01.2022
3,080,500,000.00

Securities issued in 2016 are held by Banca Carige and are used for refinancing operations with the European Central Bank.

At the reporting date, the securities issued were assigned the following ratings: BBB+ by Fitch, Ba1 by Moody’s and BBB- by DBRS.

b)	Medium/long-term funding programme over the 2012-2017 period, through the issuance of Covered Bonds.

The second Covered Bond issuance programme was implemented in 2012, through the SPV, Carige Covered Bond 2 S.r.l., and commercial mortgages originated by the Parent Company and other Group Banks were primarily used as collateral.

As at 31 December 2016, residential and commercial mortgages amounting to EUR 668 mln were segregated in the special purpose entity, of which EUR 615 mln were transferred from Carige and EUR 53 mln from Banca del Monte di Lucca.

As at 31 December 2016, there was an amount of EUR 350 mln outstanding in bonds issued by the Parent Company, currently held in the securities portfolio and used for refinancing operations with the European Central Bank.

At the reporting date, the securities issued were assigned a Baa2 rating by Moody’s.

c)	Medium/long-term funding programme for 2016, through the issuance of Covered Bonds.

The third Covered Bond issuance programme was implemented in 4Q 2016, through the SPV, Carige Covered Bond S.r.l., with residential and commercial mortgages originated by the Parent Company and the subsidiary Banca del Monte di Lucca S.p.a. used as a collateral.

As at 31 December 2016, residential and commercial mortgages amounting to EUR 131 mln were segregated in the special purpose entity, of which EUR 124 mln were transferred from Banca Carige and EUR 7 mln from Banca del Monte di Lucca.

As at 31 December 2016, there was an amount of EUR 95 mln outstanding in bonds issued by the Parent Company, currently held in its securities portfolio and used for refinancing operations with the European Central Bank in January 2017.

At the reporting date, the securities issued were assigned an A3 rating by Moody’s.

F. BANKING GROUP - CREDIT RISK MEASUREMENT MODELS

The provisioning policies for the Group’s loan portfolio are based on a specific Credit Assessment Model which envisages differentiated value adjustment measurement methods, based on asset quality.

In particular, with regard to the performing loans portfolio, adjustment provisions are determined as a product of the application on each individual loan exposure of the related Probability of Default (PD) and Loss Given Default (LGD). As regards the retail component only (households, small market players and small businesses), the Loss Confirmation Period is applied on performing loans. This is the correction factor which allows for the expected loss, calculated on a prudential supervisory basis, to be put in correlation with the incurred but not reported loss, as set out by the international accounting standards, through measurement of the average timing required for a default to occur, starting from an event which is a potential leading indicator of impairment.

With regard to non-performing loans, the evaluation takes place using statistical mechanisms (by means of LGD) for entries of irrelevant dimensions and an individual analytical assessment for positions of a significant amount. With specific reference to the aggregate being analysed, which forms a predominant share of non-performing loans, the loss forecasts are determined on the basis of rigorous policies, which involve, among other things, the application of prudential haircuts when assessing the real estate collateral for bad loans.

The PD and LGD parameters, which are used for the collective write-downs of performing loans and those of a statistical nature for the part of the non-performing portfolio have been recalibrated in order to incorporate the most recent developments in the risk profile of the Group’s loan portfolio.

1.2 BANKING GROUP - MARKET RISK

1.2.1 INTEREST RATE RISK AND PRICE RISK – REGULATORY TRADING PORTFOLIO

Qualitative Information

Organizational structure

The Board of Directors of the Parent Company defines the strategic policies and guidelines related to the assumption of market risk and identifies the levels of Risk Appetite and Risk Tolerance within the scope of the Risk Appetite Framework.

The Risk Control Committee monitors the dynamics of market risk and compliance with the limits, whereas the Finance and ALM Committee monitors the market risk management actions, operationally implemented by the Finance department.

The Risk Management Function guarantees the ongoing measurement and control of Group exposure to market risk by monitoring the Value at Risk (VaR) on a daily basis, also under stress scenarios.

A.	General aspects

The main sources of interest rate risk are activities carried out on bond-related financial assets and interest rate derivatives, both regulated and OTC.

The main sources of price risk are activities carried out on equity-related financial assets, equity funds and equity derivatives.

The regulatory trading portfolio has a prudential risk profile, mainly due to the very limited size of the portfolio. The modified duration of the portfolio – net of the intra-group component – was approx. 0.01 as at 31/12/2016 whereas the average value throughout 2016 was around 0.20.

B.	Management processes and measurement methods for interest rate and price risk

For operational management purposes, the Parent Company Risk Management function ensures daily monitoring of interest rate risk and price risk in the regulatory trading portfolio, at the same time checking compliance with the established operational limits.

Interest rate risk and price risk are measured by calculating the Value at Risk (VaR) and its breakdown into Interest Rate and Stock Risk factors. Risk Management uses VaR for operational management purposes, with the objective of measuring both the risks associated with financial instruments held in HFT portfolios and the risks associated with financial instruments allocated in AFS portfolios, monitoring dynamics over time and constantly verifying compliance with the operational limits defined in the Risk Appetite Framework.

The VaR is calculated using a methodology based on a 1-year historical approach, with a 99% confidence interval and a 10-day holding period. Stress test analyses are also carried out that highlight the impact in terms of both VaR and present value resulting from pre-set shocks that refer to specific past events. Stress scenarios are defined by Risk Management on the basis of particularly severe market conditions, taking into account the actual portfolio composition.

The Balance Sheet impact is analysed hereunder, in terms of interest income, net interest and other banking income, profit and shareholders’ equity in parallel shifts of the curve (+100 bps up, and -100 bps down). The table reflects the overall impact and breakdown of the regulatory trading portfolio (figures in EUR/mln):

	+100 bp	-100 bp
Net Interest Income	43.64	-4.24
- of which Trading book	0.02	0.00

Net interest and other banking income	43.59	-4.22
- of which Trading book	-0.02	0.01

Profit [1]	29.18	-2.83
- of which Trading book	-0.02	0.01

Shareholders’ equity	-11.55	15.63
- of which Trading book	-0.02	0.01

1	Amounts estimated assuming a 33.07% tax rate.

Quantitative Information

1. Regulatory trading book: breakdown of balance sheet assets/liabilities and financial derivatives by term to maturity (repricing date)

Currency: EURO

	On	Up to 3	3 to 6	6 months	1 to 5	5 to 10	over 10	Indefinite
Type/Residual maturity	demand	months	months	to 1 year	years	years	years	life
1. Balance-sheet assets	—	—	531	6	517	167	24	—
1.1 Debt Securities	—	—	531	6	517	167	24	—

- with early repayment option	—	—	—	—	—	—	—	—

- other	—	—	531	6	517	167	24	—
1.2 Other assets	—	—	—	—	—	—	—	—

2. Balance-sheet liabilities	—	—	—	—	—	—	—	—
2.1 Sell/buy back repos (liabilities)	—	—	—	—	—	—	—	—
2.2 Other liabilities	—	—	—	—	—	—	—	—

3. Financial derivatives
3.1 With underlying securities
- Option
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	874	11,631	18	347	304	—	—
+ Short positions	—	12,502	75	—	313	304	—	—
3.2 Without underlying securities
- Options
+ Long positions	—	3,801	3,477	461	—	—	—	—
+ Short positions	—	2,704	808	472	1,126	588	2,042	—
- Other derivatives
+ Long positions	—	96,743	43,467	4,912	13,950	23,677	25,000	—
+ Short positions	—	96,769	43,350	4,899	13,883	23,760	25,000	—

1. Regulatory trading book: breakdown of balance sheet assets/liabilities and financial derivatives by term to maturity (repricing date)

Currency: OTHER CURRENCIES

	On	Up to 3	3 to 6	6 months	1 to 5	5 to 10	over 10	Indefinite
Type/Term to maturity	demand	months	months	to 1 year	years	years	years	life
1. Balance-sheet assets	—	—	—	—	—	—	—	—
1.1 Debt Securities	—	—	—	—	—	—	—	—

- with early repayment option	—	—	—	—	—	—	—	—

- other	—	—	—	—	—	—	—	—
1.2 Other assets	—	—	—	—	—	—	—	—

2. Balance-sheet liabilities	—	—	—	—	—	—	—	—
2.1 sell/buy back repos (liabilities)	—	—	—	—	—	—	—	—
2.2 Other liabilities	—	—	—	—	—	—	—	—

3. Financial derivatives
3.1 With underlying securities
- Options
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
3.2 Without underlying securities
- Option
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	19,149	2,205	2,003	—	—	—	—
+ Short positions	—	19,094	2,322	2,001	—	—	—	—

1.2.2 INTEREST RATE AND PRICE RISK – BANKING BOOK

Qualitative Information

A. General aspects, management processes and measurement methods for interest rate risk and price risk

The interest rate risk of the banking book is the risk that a variation in market interest rates may have a negative effect on the value of equity (a risk associated with equity) and on Net Interest Income (a risk associated with earnings) in relation to assets and liabilities in the Financial Statements that are not allocated to the trading book for supervisory purposes.

The exposure to such type of risk, with reference to transactions with a floating interest rate, is a direct consequence of balance sheet structures that are mismatched in terms of both maturity dates (maturity gap) and interest refixing (refixing gap). Exposure for transactions with a fixed interest rate depends on the maturity gap.

The Board of Directors of the Parent Company defines the strategic policies and guidelines related to the assumption of interest rate risk in the banking book and identifies the levels of Risk Appetite and Risk Tolerance within the scope of the Risk Appetite Framework. The Risk Control Committee monitors the dynamics of interest rate risk in the banking book and compliance with the limits, whereas the Finance and ALM Committee monitors the actions for managing interest rate risk in the banking book, which are operationally implemented by the Finance department.

The Risk Management Function guarantees the ongoing measurement and control of Group exposure to interest rate risk for the banking book, from both an equity and earnings perspective.

From an equity point of view, the objective of monitoring the interest rate risk in the banking book consists in measuring the impact of variations in interest rates on the fair value of the equity in order to maintain its stability. The variability in the economic value of the equity followed by a market interest rate shock is measured according to two distinct approaches:

i)	Duration analysis: the variation in the economic value of the equity is approximated by applying the duration to aggregates of transactions classified in a time bucket according to the date of expiry or repricing. As at 31 December 2016, this indicator was lower than the 20% of own funds requirement.

ii)	Sensitivity analysis: the variation in the economic value of equity is measured, for each individual transaction, as the fair value difference before and after the indicated shock. As at 31 December 2016, this indicator was lower than the 15% of own funds requirement set as the warning threshold.

From an income point of view, the objective of monitoring the interest rate risk in the banking book consists in measuring the impact of variations in interest rates on the interest income expected over a predefined time period (gapping period).

The variability in the interest income following a market interest rate shock is measured via a gap analysis approach, according to which this variability depends on both the reinvestment (refinancing) at new market conditions -not known ex ante- of the capital cash flows maturing during the period of reference, and on the variation of interest cash flows (for floating interest rate transactions).

The Balance Sheet impact is analysed hereunder, in terms of interest income, net interest and other banking income, profit and shareholders’ equity in parallel shifts of the curve (+100 bps up, and -100 bps down). The table reflects the overall impact and breakdown of the banking book (figures in EUR/mln):

	+100 bp	-100 bp
Net Interest Income	43.64	-4.24
- of which Banking book	43.61	-4.24

Net interest and other banking income	43.59	-4.22
- of which Banking book	43.61	-4.24

Profit [1]	29.18	-2.83
- of which Banking book	29.19	-2.84

Shareholders’ equity	-11.55	15.63
- of which Banking book	-11.53	15.62

1	Amounts estimated assuming a 33.07% tax rate.

Please see paragraph 1.2.1 B for the price risk component of the banking book.

B.	Fair value hedging

Interest risk hedged transactions mainly concern the funding and lending component with an original medium/long-term duration. Fair value hedging aims to immunise changes in the fair value of deposits and loans against changes in the financial market.

The Risk Management Department monitors hedge effectiveness for hedge accounting purposes in compliance with international accounting standards, with particular reference to the identification and documentation of the hedging relation through the production of hedging cards. Effectiveness controls are performed through both prospective and retrospective testing on a quarterly basis.

The types of financial instruments with fair value hedges are interest-bearing postal bonds, current securities, loans and bonds issued. Overall, assets for a nominal amount of EUR 280.8 mln and liabilities for a nominal amount of EUR 903.9 mln have been hedged as of 31 December 2016.

The aims and strategies underlying these hedging transactions are to reduce interest rate risk by entering into unquoted OTC derivative contracts.

C.	Cash flow hedging

Risk hedging transactions carried out according to the Cash Flow Hedge methodology are aimed at avoiding that unexpected variations in market interest rates may have negative repercussions on Net Interest Income. In particular, the aim of cash flow hedges is to immunise changes in cash flows against changes in the interest rate curve.

Interest rate risk is hedged using unlisted derivative instruments (interest rate swaps). The effectiveness of this hedge is checked periodically by the Risk Management Function. As part of a broader strategy to downsize the derivatives portfolio, Cash Flow Hedge contracts were discontinued in the course of financial year 2015.

Quantitative Information

1. Banking book: breakdown of financial assets and liabilities by term to maturity (repricing date)

Currency: EURO

Type/Term to maturity	On demand	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	5 to 10 years	over 10 years	Indefinite life
1. Balance-sheet assets	3,164,668	9,712,196	1,719,157	468,573	3,404,588	1,800,975	1,064,253	—
1.1 Debt Securities	3,613	220,174	846,896	76,539	210,650	581,775	34,361	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	3,613	220,174	846,896	76,539	210,650	581,775	34,361	—
1.2 Loans to banks	571,743	1,334,001	—	—	10,905	—	9,550	—
1.3 Loans to customers	2,589,312	8,158,021	872,261	392,034	3,183,033	1,219,200	1,020,342	—
- current accounts	1,614,140	—	—	—	300,730	663	—	—
- other loans	975,172	8,158,021	872,261	392,034	2,882,303	1,218,537	1,020,342	—
- with early repayment option	375,336	7,707,470	625,389	277,575	1,221,288	683,994	827,521	—
- other	599,836	450,551	246,872	114,459	1,661,015	534,543	192,821	—

2. Balance-sheet liabilities	11,979,177	5,294,526	837,974	1,145,769	2,877,712	202,798	430,742	—
2.1 Due to customers	11,849,306	656,515	262,748	418,294	353,562	2,531	8,281	—
- current accounts	11,271,519	300,115	261,836	416,970	347,549	—	—	—
- other liabilities	577,787	356,400	912	1,324	6,013	2,531	8,281	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	577,787	356,400	912	1,324	6,013	2,531	8,281	—
2.2 Due to banks	45,725	3,097,750	172,815	1,962	11,331	12,240	—	—
- current accounts	24,819	—	—	—	—	—	—	—
- other liabilities	20,906	3,097,750	172,815	1,962	11,331	12,240	—	—
2.3 Debt Securities	81,008	1,540,261	402,411	725,513	2,512,819	188,027	422,461	—
- with early repayment option	509	—	99,747	159,444	100	—	60,773	—
- other	80,499	1,540,261	302,664	566,069	2,512,719	188,027	361,688	—
2.4 Other liabilities	3,138	—	—	—	—	—	—	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	3,138	—	—	—	—	—	—	—

3. Financial derivatives
3.1 With underlying securities
- Options
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
3.2 Without underlying securities
- Options
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	650,917	346,502	171,648	610,003	—	68,500	—
+ Short positions	—	101,968	148,884	549,080	186,140	246,697	25,000	—

4. Other off-balance sheet transactions
+ Long positions	773,605	442,214	53,144	10,798	115,927	459	301	—
+ Short positions	1,121,110	275,336	—	—	—	—	—	—

1. Banking book: breakdown of financial assets and liabilities by term to maturity (repricing date)

Currency: OTHER CURRENCIES

Type/Term to maturity	On demand	Up to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	5 to 10 years	over 10 years	Indefinite life
1. Balance-sheet assets	259,140	54,763	36,591	8,577	84,644	119,689	139,520	—
1.1 Debt Securities	—	—	—	—	—	—	—	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	—	—	—	—	—	—	—	—
1.2 Loans to banks	27,243	—	—	—	—	—	—	—
1.3 Loans to customers	231,897	54,763	36,591	8,577	84,644	119,689	139,520	—
- current accounts	2,261	—	—	—	—	—	—	—
- other loans	229,636	54,763	36,591	8,577	84,644	119,689	139,520	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	229,636	54,763	36,591	8,577	84,644	119,689	139,520	—

2. Balance-sheet liabilities	75,404	3,209	2,282	—	—	—	124,113	—
2.1 Due to customers	73,229	3,209	2,070	—	—	—	—	—
- current accounts	71,262	3,209	2,070	—	—	—	—	—
- other liabilities	1,967	—	—	—	—	—	—	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	1,967	—	—	—	—	—	—	—
2.2 Due to banks	2,175	—	212	—	—	—	124,113	—
- current accounts	125	—	—	—	—	—	—	—
- other liabilities	2,050	—	212	—	—	—	124,113	—
2.3 Debt Securities	—	—	—	—	—	—	—	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	—	—	—	—	—	—	—	—
2.4 Other liabilities	—	—	—	—	—	—	—	—
- with early repayment option	—	—	—	—	—	—	—	—
- other	—	—	—	—	—	—	—	—

3. Financial derivatives
3.1 With underlying securities
- Options
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
3.2 Without underlying securities
- Options
+ Long positions	—	—	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—	—	—
- Other derivatives
+ Long positions	—	—	—	95	—	—	—	—
+ Short positions	—	306,609	274,168	38,032	—	—	—	—

4. Other off-balance sheet transactions
+ Long positions	85	1,044	—	—	—	—	—	—
+ Short positions	1,044	85	—	—	—	—	—	—

1.2.3 FOREIGN EXCHANGE RATE RISK

Qualitative Information

A. Foreign exchange risk: general aspects, management procedures and measurement methods

The various Group companies mainly operate in euros: therefore, foreign exchange risk within the Carige Group is entirely residual and the Treasury department takes steps to systematically match foreign currency positions.

B.	Hedging of exchange rate risk

The exchange position of individual Group banks is constantly monitored by the Finance department for compliance with the operational threshold values.

Quantitative Information

1. Breakdown of assets and liabilities and derivatives by currency

	Currency
Items	USD	CHF	GBP	CAD	JPY	OTHER CURRENCIES
A. Financial assets	695,307	4,486	1,693	583	1,355	1,364
A.1 Debt securities	—	—	—	—	—	—
A.2 Equity instruments	1,866	—	—	—	—	—
A.3 Loans to banks	22,446	1,062	1,094	286	991	1,364
A.4 Loans to customers	670,995	3,424	599	297	364	—
A.5 Other financial assets	—	—	—	—	—	—

B. Other assets	5,939	2,460	1,320	397	313	1,445

C. Financial liabilities	195,755	2,302	2,882	847	138	1,114
C.1 Due to banks	126,478	—	—	21	—	—
C.2 Due to customers	69,277	2,302	2,882	826	138	1,114
C.3 Debt securities	—	—	—	—	—	—
C.4 Other financial liabilities	—	—	—	—	—	—

D. Other liabilities	1,466	67	16	—	84	23

E. Financial derivatives	—	—	—	—	—	—
- Options	—	—	—	—	—	—
+ Long positions	—	—	—	—	—	—
+ Short positions	—	—	—	—	—	—
- Other derivatives	—	—	—	—	—	—
+ Long positions	19,741	589	127	1,708	919	305
+ Short positions	628,118	8,058	214	1,847	2,366	1,551

Total assets	720,987	7,535	3,140	2,688	2,587	3,114

Total liabilities	825,339	10,427	3,112	2,694	2,588	2,688

Difference (+/-)	(104,352)	(2,892)	28	(6)	(1)	426

1.2.4 DERIVATIVES

A.	FINANCIAL DERIVATIVES

A.1 Regulatory trading portfolio: end-of-period notional amounts

	Total 31/12/2016		Total 31/12/2015
	Over the counter	Central counterparties	Over the counter	Central counterparties
1. Debt securities and interest rates	222,833	—	473,685	—
a) Options	37,016	—	85,450	—
b) Swaps	185,817	—	388,235	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

2. Equity instruments and stock indices	—	—	—	—
a) Options	—	—	—	—
b) Swaps	—	—	—	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

3. Currencies and gold	64,833	—	162,440	—
a) Options	25,030	—	54,521	—
b) Swaps	—	—	—	—
c) Forward	39,803	—	107,919	—
d) Futures	—	—	—	—
e) Other	—	—	—	—
4. Goods	—	—	—	—
5. Other underlying	—	—	—	—

Total	287,666	—	636,125	—

A.2 Banking book: end-of-period notional values

A.2.1 Hedging derivatives

	Total 31/12/2016		Total 31/12/2015
	Over the counter	Central counterparties	Over the counter	Central counterparties
1. Debt securities and interest rates	1,201,232	—	1,341,960	—
a) Options	—	—	—	—
b) Swaps	1,201,232	—	1,341,960	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

Equity instruments and stock indices	—	—	—	—
a) Options	—	—	—	—
b) Swaps	—	—	—	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

3. Currencies and gold	618,903	—	578,677	—
a) Options	—	—	—	—
b) Swaps	—	—	—	—
c) Forward	618,903	—	578,677	—
d) Futures	—	—	—	—
e) Other	—	—	—	—
4. Goods	—	—	—	—
5. Other underlying	—	—	—	—

Total	1,820,135	—	1,920,637	—

A.2.2 Other derivatives

	Total 31/12/2016		Total 31/12/2015
	Over the counter	Central counterparties	Over the counter	Central counterparties
1. Debt securities and interest rates	56,451	—	72,401	—
a) Options	—	—	—	—
b) Swaps	56,451	—	72,401	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

2. Equity instruments and stock indices	—	—	—	—
a) Options	—	—	—	—
b) Swaps	—	—	—	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

3. Currencies and gold	—	—	—	—
a) Options	—	—	—	—
b) Swaps	—	—	—	—
c) Forward	—	—	—	—
d) Futures	—	—	—	—
e) Other	—	—	—	—

4. Goods	—	—	—	—

5. Other underlying	—	—	—	—

Total	56,451	—	72,401	—

A.3 Financial derivatives: gross positive fair value - breakdown

	Positive Fair Value
	Total 31/12/2016		Total 31/12/2015
	Over the counter	Central counterparties	Over the counter	Central counterparties
A. Regulatory trading book	39,347	—	36,621	—
a) Options	389	—	908	—
b) Interest rate swaps	38,237	—	34,215	—
c) Cross currency swaps	—	—	—	—
d) Equity Swap	—	—	—	—
e) Forward	721	—	1,498	—
f) Futures	—	—	—	—
g) Other	—	—	—	—

B. Banking book - Hedging	39,233	—	54,730	—
a) Options	—	—	—	—
b) Interest rate swaps	38,817	—	52,413	—
c) Cross currency swaps	—	—	—	—
d) Equity Swap	—	—	—	—
e) Forward	416	—	2,317	—
f) Futures	—	—	—	—
g) Other	—	—	—	—

C. Banking book - Other derivatives	4,479	—	5,541	—
a) Options	—	—	—	—
b) Interest rate swaps	4,479	—	5,541	—
c) Cross currency swaps	—	—	—	—
d) Equity Swap	—	—	—	—
e) Forward	—	—	—	—
f) Futures	—	—	—	—
g) Other	—	—	—	—

Total	83,059	—	96,892	—

A.4 Financial derivatives: gross negative fair value - breakdown

Negative Fair Value
	Total 31/12/2016		Total 31/12/2015
	Over the counter	Central counterparties	Over the counter	Central counterparties
A. Regulatory trading book	39,456	—	37,135	—
a) Options	372	—	846	—
b) Interest rate swaps	38,380	—	34,667	—
c) Cross currency swaps	—	—	—	—
d) Equity Swap	—	—	—	—
e) Forward	704	—	1,622	—
f) Futures	—	—	—	—
g) Other	—	—	—	—

B. Banking book - Hedging	259,037	—	220,628	—
a) Options	—	—	—	—
b) Interest rate swaps	232,345	—	210,138	—
c) Cross currency swaps	—	—	—	—
d) Equity Swap	—	—	—	—
e) Forward	26,292	—	10,490	—
f) Futures	—	—	—	—
g) Other	—	—	—	—

C. Banking book - Other derivatives	—	—	—	—
a) Options	—	—	—	—
b) Interest rate swaps	—	—	—	—
c) Cross currency swaps	—	—	—	—
d) Equity Swap	—	—	—	—
e) Forward	—	—	—	—
f) Futures	—	—	—	—
g) Other	—	—	—	—

Total	298,493	—	257,763	—

A.5 OTC financial derivatives: regulatory trading book - notional amounts, gross positive and negative fair value by counterparties - contracts not subject to netting agreements

Contracts not subject to netting agreements	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non- financial companies	Other entities
1. Debt securities and interest rates
- notional value	—	—	1,713	11,250	—	35,151	15,040
- positive fair value	—	—	6	34	—	717	92
- negative fair value	—	—	—	—	—	—	39
- future exposure	—	—	26	49	—	20	1
2. Equity instruments and stock indices
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—
3. Currencies and gold
- notional value	—	—	19,614	—	—	32,578	95
- positive fair value	—	—	597	—	—	189	—
- negative fair value	—	—	106	—	—	857	6
- future exposure	—	—	196	—	—	296	1
4. Other amounts
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—

A.6 OTC financial derivatives: regulatory trading book - notional amounts, gross positive and negative fair value by counterparties - contracts subject to netting agreements

Contracts subject to netting agreement	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non- financial companies	Other entities
1. Debt securities and interest rates
- notional value	—	—	159,679	—	—	—	—
- positive fair value (before netting)	—	—	37,443	—	—	—	—
- negative fair value (before netting)	—	—	38,380	—	—	—	—
2. Equity instruments and stock indices
- notional value	—	—	—	—	—	—	—
- positive fair value (before netting)	—	—	—	—	—	—	—
- negative fair value (before netting)	—	—	—	—	—	—	—
3. Currencies and gold
- notional value	—	—	12,545	—	—	—	—
- positive fair value (before netting)	—	—	268	—	—	—	—
- negative fair value (before netting)	—	—	67	—	—	—	—
4. Other amounts
- notional value	—	—	—	—	—	—	—
- positive fair value (before netting)	—	—	—	—	—	—	—
- negative fair value (before netting)	—	—	—	—	—	—	—

A.7 OTC financial derivatives: banking book - notional amounts, gross positive and negative fair value by counterparties - contracts not subject to netting agreements

Contracts not subject to netting agreements	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non- financial companies	Other entities
1. Debt securities and interest rates
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—
2. Equity instruments and stock indices
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—
3. Currencies and gold
- notional value	—	—	618,903	—	—	—	—
- positive fair value	—	—	416	—	—	—	—
- negative fair value	—	—	26,692	—	—	—	—
- future exposure	—	—	6,189	—	—	—	—
4. Other amounts
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—

A.8 OTC financial derivatives: banking book - notional amounts, gross positive and negative fair value by counterparties - contracts subject to netting agreements

Contracts subject to netting agreement	Government s and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non- financial companies	Other entities
1. Debt securities and interest rates
- notional value	—	—	1,157,68	100,000	—	—	—
- positive fair value	—	—	41,332	1,964	—	—	—
- negative fair value	—	—	232,345	—	—	—	—
2. Equity instruments and stock indices
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
3. Currencies and gold
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
4. Other amounts
- notional value	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—

A.9 Term to maturity of OTC financial derivatives: notional amounts

Underlying assets/Term to maturity		Up to 1 year	1 to 5 years	over 5 years	Total
A. Regulatory trading book		131,027	38,259	118,380	287,666
A.1 Financial derivatives on debt securities and interest rates		66,194	38,259	118,380	222,833
A.2 Financial derivatives on equities and stock indices		—	—	—	—
A.3 Financial derivatives on exchange rates and gold		64,833	—	—	64,833
A.4 Financial derivatives on other values		—	—	—	—
B. Banking book		840,246	696,143	340,197	1,876,586
B.1 Financial derivatives on debt securities and interest rates		221,343	696,143	340,197	1,257,683
B.2 Financial derivatives on equities and stock indices		—	—	—	—
B.3 Financial derivatives on exchange rates and gold		618,903	—	—	618,903
B.4 Financial derivatives on other values		—	—	—	—

Total	31/12/2016	971,273	734,402	458,577	2,164,252

Total	31/12/2015	1,163,197	972,124	493,842	2,629,163

B.	CREDIT DERIVATIVES

No credit derivative contracts were in place as at 31 December 2016 or as at 31 December 2015.

C.	FINANCIAL AND CREDIT DERIVATIVES

C.1 OTC financial and credit derivatives: net fair value and future exposure by counterparty

	Governments and central banks	Other public entities	Banks	Financial companies	Insurance companies	Non- financial companies	Other entities
1) Financial derivatives, bilateral agreements	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—
- net counterparty risk	—	—	—	—	—	—	—
2) Credit derivatives, bilateral agreements	—	—	—	—	—	—	—
- positive fair value	—	—	—	—	—	—	—
- negative fair value	—	—	—	—	—	—	—
- future exposure	—	—	—	—	—	—	—
- net counterparty risk	—	—	—	—	—	—	—
3) “Cross product” agreements	—	—	259,538	2,779	—	—	—
- positive fair value	—	—	24,362	1,964	—	—	—
- negative fair value	—	—	216,112	—	—	—	—
- future exposure	—	—	5,399	500	—	—	—
- net counterparty risk	—	—	13,665	315	—	—	—

1.3 BANKING GROUP - LIQUIDITY RISK

Qualitative Information

A.	Liquidity risk: general information, operational processes and measurement methods

Liquidity risk, in its main meaning as funding liquidity risk, is the risk of the Bank not being able to meet its cash outflow obligations (both expected and unexpected) and its need for collateral at an economical price, without jeopardising the core business or financial situation of the Group. Liquidity risk can be generated by events that are closely connected with the Group and its core business (idiosyncratic) and/or with external events (systemic).

The Board of Directors of the Parent Company defines the strategic policies and guidelines related to the assumption of liquidity risk. The Risk Control Committee monitors the dynamics of liquidity risk and compliance with the limits, whereas the Finance and ALM Committee monitors the actions for managing liquidity risk, which are operationally implemented by the Finance department. The Risk Management Function regularly guarantees the measurement and control of the exposure of the Group to the liquidity risk, both operational (short-term) and structural.

The objective of controlling operational liquidity (short-term) is to guarantee that the Group will be able to face its expected and unexpected payment obligations over a reference period of 12 months, without jeopardising day-to-day operations. Operational liquidity is measured and monitored on a daily basis with the operational maturity ladder. The operational maturity ladder enables an analysis of the distribution of positive and negative cash flows over time, any gaps, as well as the reserves (counterbalancing capacity) that are available to deal with such gaps.

The Risk Management Function constantly monitors the observance of the operating limits that apply to the balances of cash flows only as well as to the total balances of the cash flows and reserves. The Group also performs a stress test activity with regard to the maturity ladder in use with a view to analysing the effect of exceptional albeit realistic crisis scenarios on the liquidity position and assessing the adequacy of liquidity reserves in place.

In addition to liquidity indicators, the Leverage Coverage Ratio (LCR) is monitored, which compares the value of high-liquidity assets with that of net cash outflows in a 30-day stress scenario. As at the end of 2016, the ratio was124%.

The Group’s treasury position as at 31 December 2016 confirmed that liquidity reserves are adequate to meet future commitments.

The objective of controlling structural liquidity is to guarantee the maintenance of a suitable ratio between assets and liabilities, establishing constraints regarding the possibility to finance medium term assets with short term liabilities and therefore limiting pressure on short-term funding.

Medium to long term liquidity is measured and monitored with the structural maturity ladder. The structural maturity ladder is based on the maturity mismatch model and includes demand items covering a period of up to 20 years and beyond and includes certain or modelled capital flows generated by all the balance sheet items. In this regard the Risk Management Function has defined indicators in terms of a gap ratio on maturity dates beyond one year and the relative monitoring limits.

In addition to monitoring operating indicators, the Net Stable Funding Ratio (NSFR) is monitored, which compares the amount of funding available with compulsory funding, according to the characteristics of liquidity and the residual useful life of the various assets held.

Medium/long-term liquidity management policies, at Group level, take account of these limits in the strategic and budget planning phase.

Lastly, the Group has adopted a Contingency Funding Plan (CFP), to protect the Group and its individual companies from stress conditions or from any other type of crisis, guaranteeing business continuity when faced with a sudden reduction of available liquidity. For this reason, Early Warning Indicators (EWI) that can forecast the emergence of stress conditions or liquidity crisis are monitored.

1. Time breakdown of financial assets and liabilities by contractual term to maturity

Currency: EURO

Items/time bands	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
Balance-sheet assets	3,194,724	31,690	17,516	134,000	561,954	875,210	1,275,093	6,800,960	7,589,670	1,279,032
A.1 Government securities	524	—	—	—	220,741	86,024	409,607	630,517	625,102	1
A.2 Other debt securities	135	—	—	—	—	5,063	63	383	4,469	—
A.3 Units in UCITS	22,039	—	—	—	—	—	—	—	—	—
A.4 Financing	3,172,026	31,690	17,516	134,000	341,213	784,123	865,423	6,170,060	6,960,099	1,279,031
- Banks	571,743	—	—	—	—	—	—	10,905	64,520	1,279,031
- Customers	2,600,283	31,690	17,516	134,000	341,213	784,123	865,423	6,159,155	6,895,579	—

Balance-sheet liabilities	11,994,994	367,693	22,092	112,805	835,558	490,089	1,071,951	6,745,819	1,083,202	160,000

B.1 Deposits and current accounts	11,808,864	16,183	20,587	82,821	180,584	261,845	417,280	349,676	—	—
- Banks	28,872	—	—	—	—	—	—	—	—	—
- Customers	11,779,992	16,183	20,587	82,821	180,584	261,845	417,280	349,676	—	—
B.2 Debt securities	21,836	284	247	27,824	653,754	208,207	624,225	3,242,771	970,350	160,000
B.3 Other liabilities	164,294	351,226	1,258	2,160	1,220	20,037	30,446	3,153,372	112,852	—

Off-balance sheet transactions
C.1 Financial derivatives with exchange of principal
- Long positions	—	19,096	19,896	86,147	185,493	277,309	40,048	366	410	—
- Short positions	—	17,459	2,217	4,646	8,537	2,797	2,523	316	410	—
C.2 Financial derivatives without exchange of principal
- Long positions	900	—	—	1,267	1,825	5,509	13,102	—	—	—
- Short positions	38,376	—	—	—	4	332	1,541	—	—	—
C.3 Deposits and borrowings to be received
- Long positions	—	198,331	—	—	—	—	—	—	—	—
- Short positions	—	198,331	—	—	—	—	—	—	—	—
C.4 Irrevocable commitments to disburse funds
- Long positions	346,046	1,275	5	143	80,950	180,204	135,681	309,137	144,677	—
- Short positions	1,121,110	—	—	—	—	—	—	—	77,005	—
C.5 Financial guarantees given	12,872	—	—	—	—	—	—	58	6,365	—
C.6 Financial guarantees received	—	—	—	—	—	—	—	—	—	—
C.7 Credit derivatives with exchange of principal
- Long positions	—	—	—	—	—	—	—	—	—	—
- Short positions	—	—	—	—	—	—	—	—	—	—
C.8 Credit derivatives without exchange of principal
- Long positions	—	—	—	—	—	—	—	—	—	—
- Short positions	—	—	—	—	—	—	—	—	—	—

1. Time breakdown of financial assets and liabilities by contractual term to maturity

Currency: OTHER CURRENCIES

Items/time bands	On demand	1 to 7 days	7 to 15 days	15 days to 1 month	1 to 3 months	3 to 6 months	6 months to 1 year	1 to 5 years	over 5 years	Indefinite life
Balance-sheet assets	94,131	327	3,977	10,029	16,218	31,217	23,556	142,426	401,166	—
A.1 Government securities	—	—	—	—	—	—	—	—	—	—
A.2 Other debt securities	—	—	—	—	—	—	—	—	—	—
A.3 Units in UCITS	1,860	—	—	—	—	—	—	—	—	—
A.4 Financing	92,271	327	3,977	10,029	16,218	31,217	23,556	142,426	401,166	—
- Banks	27,243	—	—	—	—	—	—	—	—	—
- Customers	65,028	327	3,977	10,029	16,218	31,217	23,556	142,426	401,166	—

Balance-sheet liabilities	75,393	359	735	1,470	644	2,282	—	—	124,113	—

B.1 Deposits and current accounts	71,376	359	735	1,470	644	2,070	—	—	—	—
- Banks	125	—	—	—	—	—	—	—	—	—
- Customers	71,251	359	735	1,470	644	2,070	—	—	—	—
B.2 Debt securities	—	—	—	—	—	—	—	—	—	—
B.3 Other liabilities	4,017	—	—	—	—	212	—	—	124,113	—

Off-balance sheet transactions
C.1 Financial derivatives with exchange of principal
- Long positions	—	5,457	1,973	4,295	7,362	2,205	2,098	—	—	—
- Short positions	—	19,541	20,838	90,586	194,666	276,490	40,033	—	—	—
C.2 Financial derivatives without exchange of principal
- Long positions	—	—	—	—	—	—	—	—	—	—
- Short positions	—	—	—	—	—	—	—	—	—	—
C.3 Deposits and borrowings to be received
- Long positions	—	—	—	—	—	—	—	—	—	—
- Short positions	—	—	—	—	—	—	—	—	—	—
C.4 Irrevocable commitments to disburse funds
- Long positions	—	1,044	—	—	—	—	—	—	—	—
- Short positions	1,044	—	—	—	—	—	—	—	—	—
C.5 Financial guarantees given	—	—	—	—	—	—	—	—	—	—
C.6 Financial guarantees received	—	—	—	—	—	—	—	—	—	—
C.7 Credit derivatives with exchange of principal
- Long positions	—	—	—	—	—	—	—	—	—	—
- Short positions	—	—	—	—	—	—	—	—	—	—
C.8 Credit derivatives without exchange of principal
- Long positions	—	—	—	—	—	—	—	—	—	—
- Short positions	—	—	—	—	—	—	—	—	—	—

SELF-SECURITISATIONS

The Carige Group has a self-securitisation transaction in place through the special purpose vehicle, Lanterna Finance S.r.l..

The self-securitisation transaction was carried out in 2015 and has commercial mortgage loans to SMEs as its underlying assets.

The transaction was originated by Banca Carige S.p.A., Banca del Monte di Lucca S.p.A. and the three banks merged into the Parent Company, Cassa di Risparmio di Savona S.p.A., Cassa di Risparmio di Carrara S.p.A. and Banca Carige Italia S.p.A., and took place in two phases:

1)	On 23 October 2015 commercial loans were transferred to the special-purpose entity Lanterna Finance S.r.l. for a total amount of EUR 716,8 mln;

2)	On 2 December 2015 the special-purpose entity issued Senior class securities for an amount of EUR 385 mln and Junior class securities for an amount of EUR 331,8 mln. These securities were underwritten by the originator banks in proportion to the assets transferred, as shown in the table below:

Securities	Category Description:	Banks Carige	Banca Carige Italia	Banca del Monte di Lucca	Total
CLASS A	SENIOR	226.30	127.80	30.90	385.00
CLASS B	JUNIOR	194.90	110.10	26.80	331.80

Total		421.20	237.90	57.70	716.80

Figures in mln

In the transaction Banca Carige acted as Master Servicer and the other transferring banks acted as Servicers.

The Bnp Paribas group held the following positions: Account Bank, Cash Manager, Bondholder representative, Calculation Agent and Paying Agent.

The Transaction was structured by Unicredit AG.

The securities issued as at 31.12.2016 have the following characteristics:

Class	Amount EUR mln	Expected rating Moody’s/DBRS (***)	Legal maturity	Spread on interpolated 3/6 month Euribor
A	218.1	Aa2/AAA	October 2065	Bps	120
B	331.8	No rating	October 2065	Bps	220

(***)	the rating was assigned by the specialist agencies: Moody’s/DBRS; As a standard practice, the ratings are revised annually on the basis of debt collection trends and deviation from the business plan.

The class A securities are listed on the Luxembourg stock exchange.

The transaction structure involved the establishment of a Cash Reserve of EUR 9.5 mln, on the date of issuance of the securities, with subordinated loans of an equal amount granted to the special purpose entity by the transferors; as at 31 December 2016 the cash reserve amounted to EUR 6.4 mln.

The subsidiary Banca del Monte di Lucca transferred the class A securities issued by the special purpose entity to Banca Carige on a repurchase basis, which were used by the Parent Company for refinancing operations with the European Central Bank.

Disclosure on financial instruments which the marketplace considers to be high-risk

The exposure to financial instruments that the market considers as ‘high-risk’ according to the definition in the Recommendation issued by the Financial Stability Forum on 7 April 2008, as later confirmed by joint document no. 2 issued by the Bank of Italy/CONSOB/ISVAP on 6 February 2009, amounted to EUR 4 thousand. The exposure relates to securities arising from leveraged finance transactions for a book value of EUR 4 thousand, all of which feature a protected/guaranteed structure, micro-hedged for specific risks or, in any case, redeemed at par at maturity.

LEVERAGED SECURITIES/DERIVATIVES (EUR/mln)

		% share of total
	carrying amount	securities portfolio
Unhedged leveraged instruments:	4	0.00%
Credit	0	0.00%
of which with repayment at par	0	0.00%

Interest rate	4	0.00%
of which with repayment at par	4	0.00%
Hedged leveraged instruments:	—	—

Total	4	0.000196%

1.4 BANKING GROUP - OPERATIONAL RISK

Qualitative Information

Operational risk consists in the risk of incurring losses deriving from internal or external fraud, inadequacy or incorrect functioning of company procedures, human resource or internal system errors or deficiencies, interruptions or malfunctioning of services or systems (including IT), errors or omissions when performing the offered services, or exogenous events. Operational risk also includes legal risk (for example, customer claims and risks connected with the distribution of products that do not comply with regulations governing the provision of banking, investment and insurance services, and sanctions deriving from regulatory violations as well as non-compliance with procedures relative to the identification, monitoring and management of risks), but not strategic or reputational risk. The main sources of operating risk include the instability of operating processes, poor IT security, increasing use of automation, outsourcing of company functions, use of a reduced number of suppliers, changes in strategy, fraud, errors, recruitment, training and retaining the loyalty of personnel, and finally, social and environmental impacts. It is not possible to identify a permanent prevalent source of operational risk: operational risk differs from credit and market risks because this type of risk is not taken on by Group as a result of strategic decisions, but is inherent to its operations.

In order to increase its control on these risks, in 2015 the Banca Carige Group implemented a framework for measuring, managing and monitoring operational risks in line with the best practices in the banking system, which was adopted in the same year by the Parent Company’s Board of Directors; the framework was put in operation between the end of 2015 and the beginning of 2016.

During 2016, the fine-tuning of both processes and measurement models continued. As regards the process of collection of operating losses – Historical data collection (HDC) – some adjustments were made with a view to gradually migrating from the previously in use method of centralised data collection to a decentralised collection as laid down in the ORM framework with an ever-increasing involvement of all organisational units and, in particular, of the function-holders playing specific roles within the ORM framework (e.g. ORM coordinator, Risk Owners). Concerning the Risk Self-Assessment (RSA) process, used to investigate the future level of risk perceived by the various Risk Owners identified in the project activities, it is noted that the first RSA campaign on operational, reputational and IT risks was completed, and its results were submitted to the Board of Directors in the course of 2016.

As regards the measurement and quantification of operational risk, the Standardised Approach was adopted for regulatory purposes (title 3 of Regulation EU 575/2013), whereas an ad-hoc Operational Risk VaR model was developed to measure internal capital based on the time-series of operational losses registered at Group level.

Finally, a report on loss trends and key events was prepared which is quarterly submitted to the Board of Directors.

As part of the ORM Framework, appropriate links and synergies were planned to be established with reputational risk monitoring and management (see below: Reputational risk) and with the aspects of IT Risk management monitored in the ICT field, in compliance with the provisions of the 15th update of Circular 285 of the Bank of Italy.

As part of the Operational Risk Management processes, the activities for preparing and populating the Italian Operating Loss Database (Database Italiano Perdite Operative - DIPO) established in 2003 by the Italian Banking Association (ABI), and which the Carige Group has supported since its establishment, were suitably integrated.

For informational purposes only1, it should be noted that, in parallel to quantitative analysis, the Group is systematically analysing the processes using a self-assessment approach in order to integrate the aspects of a quantitative nature with the analyses of a qualitative nature. The IT system of all Group companies is centralised in the Parent Company which, with regard to the risks connected with business disruption, has defined a Business Continuity and Disaster Recovery plan designed to identify the actions required to restore the Group’s business as usual in the event of a crisis situation. Furthermore, in light of the need to define standard criteria for process managing (mapping, archiving, use, etc.) and identify suitable methodological and IT solutions, the “Business Process Management” project is being continued and is undergoing continuous updates. In this respect, the Carige Group has adopted a methodological framework for the rationalization and standardization of the information available in the company and for the simplification of the mechanisms for the production and use of company regulations; therefore organisational guidelines and relevant models have been formulated with regard to the processes, risks and checks defined for each operational area of the company.

Quantitative Information

The impact, in terms of operating losses2 as at 31 December 2016 at consolidated level was EUR 11.7 mln3.

Risks related to ongoing proceedings

Further to an investigation by Genoa Public Prosecutor’s Office, criminal proceedings no. 10688/2013 of the General Register of Crimes were initiated in which the Bank’s former Chairman Giovanni Berneschi is indicted for the offences set out in articles 2622, paragraphs 3 and 4 (false corporate communications to the detriment of the company, shareholders or creditors) and 2637 of the Italian Civil Code (market manipulation), as well as embezzlement under art. 646 of the Civil Code. To our knowledge, the facts involved in the charge were partly inferred from the findings identified by the Bank of Italy and Consob as a result of their inspections.

As part of the above, with regard to the offences that constitute a precondition for the entity’s liability pursuant to Legislative Decree no. 231, being such offences attributed to a person in a senior position, the Bank was recorded in the roll of suspects due to the administrative offence resulting from a crime under article 25-ter of Legislative Decree no. 231 for false corporate communications to the detriment of the company, shareholders or creditors (art. 2622 of the Italian Civil Code) and for market manipulation (art. 2637 of the Italian Civil Code). The investigations focused, among other aspects, on the regularity

[1]	This activity is excluded from the scope of the project related to the definition and implementation of a framework for measuring and managing operational risks.
[2]	Data refers to gross losses, including provisions to the fund for risks and charges, recognised for the first time in 2016.
[3]

It should be noted that a considerable share of provisions for risks and charges (around EUR 16 mln) on issues relating to specific contractual clauses for the disposal of the Insurance Companies to Amissima, do not fall within the definition of operating losses and are therefore not included in the recognised amount.

of loan granting and the overall management of relations with borrowers, as well as on the compliance of the internal organisational models for loan granting and management and the preparation of financial statements with the banking industry’s legislation. It should be noted that, regardless of any evaluation of the legitimacy of the charge levelled against the Bank, the risks resulting from the most severe sanctioning treatment theoretically applicable to the Bank for the unlawful acts contested are estimated not to exceed Euro 2 mln.

After the foregoing proceedings no. 10688/ 2013 of the General Register of Crimes were transferred to the Public Prosecutor’s office of Rome for reasons of territorial jurisdiction, proceedings no. 61126/2015 of the General Register of Crimes were initiated at the Public Prosecutor’s office in Rome, levelling charges of obstruction of public regulators (pursuant to article 2638 of the Italian Civil Code) and market manipulation (pursuant to article 2637 of the Italian Civil Code). The above mentioned charges were levelled against the whole Board of Directors in office at the time of the facts for both cases, whereas the criminal offence of obstruction of public regulators was also levelled against the then General Manager and other bank executives. Banca Carige is being investigated under Legislative Decree no. 231/2001 in relation to the Company’s direct liability for administrative offences committed in its interest of for its benefit pursuant to article 25-ter lett. s) of Legislative Decree no. 231/2001 and article 25-ter lett. r) of Legislative Decree no. 231/2001.

Further criminal proceedings are pending before the Court of Genoa (no. 17008/2014 of the General Register of Criminal Offences Genoa Public Prosecutor’s Office - no. 4281/2015 of the General Register of Criminal Offences of the Court of Genoa) with charges for criminal offences including criminal association, fraud, money laundering and others, connected with the management of the Group’s former Insurance companies, levelled against Mr Berneschi and other individuals. The Bank is the civil claimant in the foregoing proceedings.

At the end of the trial phase, on 22 February 2016 the Court of Genoa delivered a judgement of first instance against, among others, Mr. Giovanni Berneschi, sentencing him to eight years and two months in prison, in addition to the confiscation of assets for an amount of EUR 26.8 mln and payment of damages to the Bank, to be determined in civil proceedings.

Further to a jurisdictional plea raised by the defence of one of the defendants in the foregoing proceedings, the indictment position of the afore-mentioned defendant was ordered to be tried separately and transferred to the Court of Milan as part of new criminal proceedings, now in the trial phase; the Bank is again the civil claimant in the latter proceedings (no. 27020/2015 of the general register of criminal offences of the Milan Public Prosecutor’s Office - no. 7015/16 Court of Milan).

Lastly, additional criminal proceedings (no. 7577/2015 of the general register of criminal offences Genoa Public Prosecutor’s Office) are being conducted in relation to the criminal offences of obstruction of public regulators, money-laundering and concurrence in income tax evasion for which the Bank’s former Chairman Giovanni Berneschi is indicted, together with three seconded employees with management duties at the Centro Fiduciario C.F. S.p.A., and the Centro Fiduciario itself, pursuant to articles 25-ter and 25-octies of Legislative Decree no. 231. At the hearing of 7 December 2016, the Preliminary Hearing Judge delivered a ‘no case to answer’ judgement for Mr. Giovanni Berneschi and the three foregoing employees of Centro Fiduciario on some charges, and adjourned the hearing for Mr Berneschi and other indictees for the offences of money laundering, omitted tax return, fraudulent conveyance of assets and abetting.

At the end of the preliminary hearing, Centro Fiduciario defined its position by filing a petition for plea bargain which led to the payment of a EUR 400,000.00 administrative sanction.

Part F

CONSOLIDATED SHAREHOLDERS’

EQUITY

SECTION 1 – CONSOLIDATED SHAREHOLDERS’ EQUITY

A. Qualitative Information

The new supervisory regulations Basel III defined by EU Regulation 575/2013 (CRR) came into force on 01 January 2014. These were implemented by the Bank of Italy in its Circular 285/2013 and subsequent updates based on which the Banca Carige Group adopts the measures required in order to maintain an adequate amount of capital in order to face the risks connected with its operations.

In its SREP decision of November 2015, the ECB required the Banca Carige Group to maintain a minimum consolidated Common Equity Tier 1 Ratio (CET1 Ratio) of 11.25% for 2016.

In December 2016, a new SREP Decision was sent to the Bank, whereby the ECB requires the Bank to maintain on a consolidated basis, as of 1st January 2017, a minimum CET1 Ratio of 9% (composed of a minimum Common Equity Tier 1 ratio of 4.5%, an additional own funds requirement of 3.25% and a combined buffer requirement of 1.25%). The ECB additionally requires the Bank to maintain, on a consolidated basis, a minimum total SREP capital requirement (TSCR) of 11.25%, and specifies that it might be reviewed once the amount of non-performing exposures has been reduced to a sustainable level; a minimum Overall Capital Requirement (“OCR”) of 12.50% was also requested.

B. Quantitative information

B.1 Consolidated shareholders’ equity: breakdown by type of company

Net equity items	Banking group	Insurance companies	Other companies	Netting-off and adjustments from consolidation	Total
Share capital	2,819,814	—	—	—	2,819,814
Share premium reserve	182,127	—	—	—	182,127
Reserves	(393,786)	—	—	—	(393,786)
Equity instruments	—	—	—	—	—
Treasury shares (-)	(15,572)	—	—	—	(15,572)
Valuation reserves	(158,236)	—	—	—	(158,236)
- Financial assets available for sale	(21,959)	—	—	—	(21,959)
- Property and equipment	—	—	—	—	—
- Intangible assets	—	—	—	—	—
- Hedges of foreign investments	—	—	—	—	—
- Cash flow hedges	(117,724)	—	—	—	(117,724)
- Exchange differences	—	—	—	—	—
Non-current assets classified as held for sale	—	—	—	—	—
- Actuarial gains (losses) on defined benefit plans	(19,822)	—	—	—	(19,822)
Share of valuation reserves of equity investments valued at equity	1,269	—	—	—	1,269
- Special revaluation laws	—	—	—	—	—
Profit (loss) for the year: Group and non-controlling interests	(296,068)	—	—	—	(296,068)

Shareholders’ equity	2,138,279	—	—	—	2,138,279

B.2 Valuation reserves of financial assets available for sale: breakdown

		Banking group		Insurance companies		Other companies		Netting-off and adjustments from consolidation		Total
Asset / Amount		Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve	Positive reserve	Negative reserve
1. Debt securities		679	(23,710)	—	—	—	—	—	—	679	(23,710)
2. Equity instruments		1,061	—	—	—	—	—	—	—	1,061	—
3. Units in UCITS		306	(295)	—	—	—	—	—	—	306	(295)
4. Loans		—	—	—	—	—	—	—	—	—	—

Total	31/12/2016	2,046	(24,005)	—	—	—	—	—	—	2,046	(24,005)

Total	31/12/2015	6,439	(7,555)	—	—	—	—	—	—	6,439	(7,555)

B.3 Valuation reserves of financial assets available for sale: annual changes

	Debt securities	Equity instruments	Units in UCITS	Loans
1. Opening balance	(6,964)	5,849	(1)	—

2. Increases	6,547	856	230	—
2.1 Increases in fair value	393	856	187	—
2.2 Reversal to profit and loss of negative reserves	6,154	—	43	—
- from impairment	—	—	43	—
- from disposal	6,154		—	—
2.3 Other increases	—	—	—	—

3. Decreases	22,614	5,644	218	—
3.1 Decreases in fair value	22,560	—	218	—
3.2 Impairment losses	—	20	—	—
3.3 Reversal to profit and loss of positive reserves: following	54	5,624	—	—
3.4 Other decreases	—	—	—	—

4. Closing balance	(23,031)	1,061	11	—

B.4 Valuation reserves relating to defined benefit plans: annual changes

	Banking group	Insurance companies	Other companies	Total
Opening balance	(61,875)	—	—	(61,875)
Increase due to reversal to retained earnings	44,582	—	—	44,582
Other changes	(2,529)	—	—	(2,529)
Closing balance	(19,822)	—	—	(19,822)

SECTION 2 – OWN FUNDS AND REGULATORY RATIOS

2.1 The regulatory framework - scope of application

The Company’s own funds were determined on the basis of the new harmonised legislation for banks and investment entities included in EU Regulation no. 575/2013, (CRR), and the EU Directive 36/2013 (CRD4) which transpose the standards defined by the Basel Committee on banking supervision in the European Union. The provisions issued by the Bank of Italy with circulars Nos. 285/2013 and 286/2013 and their relative updates were also taken into account with specific reference to the right to exercise national discretion.

The scope of consolidation used to prepare the annual report remains unchanged from the scope of consolidation used for supervisory purposes.

As at 31 December 2016, no material or legal restrictions or constraints exist that may hinder the prompt transfer of capital resources within the Group. The only existing constraints are the ones that can be traced to (i) regulatory provisions, which may require a minimum amount of own funds or a Liquidity Coverage Ratio (LCR) to be held, and a ban on dividend pay-out, and (ii) the Italian Civil Code provisions on reserves and profit distribution.

2.2 Own funds

A. Qualitative Information

It should be noted that, as explained in BoI’s circular letter of 26/01/2017, following the introduction of EU Regulation no. 2016/445 of the European Central Bank, the institutions deemed significant shall respectively include in -or deduct from- their CET1 the unrealised profits and losses relative to amounts due from central administrations classified as Financial assets available for sale, by the following percentages: 60% for 2016; 80% for 2017.

The residual amounts after the application of these percentages (i.e. 40% in 2016; 20% in 2017) shall not be included in the calculation of own funds as they continue to be sterilised. Therefore, under the transitional arrangements provided for by the CRR, the national regime, effective as of 31 December 2013, shall apply.

It must be noted that the Group had exercised the option to sterilise unrealised profits and losses relative to amounts due from central administrations classified as Financial assets available for sale within the terms set out in a communication which was sent to the Bank of Italy.

1. Common Equity Tier 1– CET 1

Common Equity Tier 1, prior to the application of prudential filters, consists of the following positive or negative elements:

•	share capital

•	share premium reserve

•	reserves net of negative reserve

•	treasury shares in the securities portfolio

•	loss for the period

•	other accumulated items in the Income Statement

•	minority interests

The prudential filters of CET 1 consist of the following elements:

•	cash flow hedges

•	gains or losses from own liabilities evaluated at fair value due to credit rating

•	fair value gains or losses arising from its own credit risk correlated to derivative liabilities

•	regulatory value adjustments

The deductions from CET 1 consist of:

•	intangible assets

•	deferred tax assets that are based on future income and that do not derive from temporary differences net of related tax liabilities

•	Other negative elements

The impacts on CET 1 resulting from the transitional arrangements must be added to the elements listed above.

2. Additional Tier 1 capital (AT1)

Additional Tier 1 capital consists of:

•	Paid-in capital (savings shares)

•	Share premium on savings shares

•	AT1 instruments subject to transitional provisions (grandfathering)

•	Impacts on AT1 due to the transitional arrangements

The AT1 capital instrument subject to the transitional provisions has the following characteristics:

•	Nominal value issued: EUR 160,000,000 divided into bonds with a unit par value of EUR 50,000; amounts qualifying for inclusion in AT1 capital EUR 96 mln, and T2 capital EUR 64 mln.

•	Rate: 8.338% p.a. until 4 December 2018, then at the 3-month Euribor rate plus 550 b.p.s. unless the early redemption option is exercised;

•	maturity: irredeemable securities with maturity no later than that of the Bank (currently 31 December 2050); redemption of the bond loan must receive prior approval by the Supervisory Authority;

•	subordination clause: in the event of winding up of the Bank, the bondholders - with priority over the shareholders - shall be subordinated to all other creditors. Interest payouts must be suspended if the Bank’s capital ratio falls below the minimum regulatory requirement as a result of losses for the year and if the Bank has not paid dividends to shareholders. Interest is not cumulative: if unpaid the right to interest payout is permanently lost. On 11 November 2016 following the ECB’s decision on dividend distribution restrictions, of 10 March 2015, the Parent Company announced that under Condition 5(b) of the Regulation for these securities, Banca Carige had not paid any interest on these bonds as at the date of interest payout (04 December 2016) so the right of holders to receive dividend payment was entirely and irrevocably cancelled and waived;

•	special clauses: early redemption option in favour of the issuer from 4 December 2018.

AT1 also includes the portion of interest belonging to third parties that can be calculated as a result of transitional provisions

3) Tier 2 capital (T2)

Tier 2 capital consists of:

•	Own T2 instruments

•	T2 instruments subject to transitional provisions (grandfathering)

•	Impacts on T2 due to the transitional arrangements

AT2 also includes the portion of third-party interest eligible for inclusion as a result of transitional provisions

The instruments qualifying for inclusion in T2 capital are represented by the following subordinated loans:

1) Upper Tier II subordinated bond loan issued by the Bank, with the following characteristics:

•	nominal value issued: EUR 150,000,000 divided into bonds with a unit par value of EUR 50,000, outstanding securities as at 31.12.2016 for a nominal amount of EUR 135,000,000 and an amount qualifying for inclusion in T2 capital of EUR 53,852,054;

•	rate: 7% p.a. for the first coupon payable on 29 March 2009; subsequently, at a gross annual rate equal to the 3-month Euribor plus 200 basis points (2%) spread.

•	maturity: 29.12.2018;

•	subordination clause: in the event of winding-up, bondholders will be repaid after all other creditors of the Bank not equally subordinated. If losses for the period result in a reduction of paid-up share capital and reserves to below the minimum regulatory capital requirement for authorised banking activity, amounts relating to capital and accrued interest can be used to offset losses. If operating performance proves negative, the right to payouts may be suspended;

•	bond redemption shall be possible only with prior authorisation from the Bank of Italy;

2) Lower Tier II subordinated bond loan with the following characteristics:

•	nominal value issued: EUR 20,000,000 divided into bonds with a unit par value of EUR 50,000. Outstanding residual value as at 31/12/2016: EUR 20,000,000, and an amount qualifying for inclusion in T2 capital EUR 1,982,475;

•	rate: 5.70% p.a. nominal;

•	maturity: 30.06.2017;

•	subordination clause: in the event of winding-up of Banca Carige, bondholders - with priority over shareholders, holders of innovative capital instruments and holders of hybrid capitalisation instruments

•	will be subordinated to all other creditors;

3) Lower Tier II subordinated bond loan with the following characteristics:

•	nominal value issued: EUR 50,000,000 divided into bonds with a unit par value of EUR 50,000. Outstanding residual value as at 31/12/2016: EUR 50,000,000; amount qualifying for inclusion in T2 capital EUR 37,740,760;

•	rate: 5.70% p.a. nominal;

•	maturity: 17.09.2020;

•	subordination clause: in the event of winding-up of Banca Carige, bondholders - with priority over shareholders, holders of innovative capital instruments and holders of hybrid capitalisation instruments

•	will be subordinated to all other creditors.

4) Lower Tier II subordinated bond loan with the following characteristics:

•	nominal value issued: EUR 200,000,000 divided into bonds with a unit par value of EUR 50,000. Outstanding residual value as at 31/12/2016: EUR 200,000,000, and an amount qualifying for inclusion in T2 capital EUR 158,730,159;

•	rate: 7.321% p.a. nominal;

•	maturity: 20.12.2020;

•	subordination clause: in the event of winding-up of Banca Carige, bondholders - with priority over shareholders, holders of innovative capital instruments and holders of hybrid capitalisation instruments

•	will be subordinated to all other creditors.

It should be noted that T2 grandfathering also includes EUR 64 mln from the AT1 instrument that does not qualify for inclusion in additional Tier 1 capital.

B. Quantitative information

	Total	Total
	31/12/2016	31/12/2015 (*)
A. Common Equity Tier 1 (CET1) prior to the application of prudential filters	2,120,523	2,417,426
o.w. CET1 instruments subject to grandfathering/transitional adjustments	11,379	11,871
B. CET1 prudential filters (+/-)	80,190	97,378
C. CET1 gross of deductions and effects from transitional adjustments (A+/-B)	2,200,713	2,514,804
D. Items to be deducted from CET1	(407,399)	(236,630)
E. Transitional adjustments – Effect on CET1 (+/-), including minority interests subject to transitional adjustments	149,131	104,255
F. Total Common Equity Tier 1 capital (CET1) (C-D+/-E)	1,942,445	2,382,429
G. Additional Tier 1 Capital (AT1) gross of deductions and effects from transitional adjustments	96,091	112,111
o.w. AT1 instruments subject to grandfathering/transitional adjustments	96,000	112,000
H. Items to be deducted from AT1	—	—
I. Transitional adjustments – Effect on AT1 (+/-), including qualifying instruments issued by subsidiaries and computable in AT1 due to transitional adjustments	1,633	1,272
L. Total Additional Tier 1 capital (AT1) (G-H+/-I)	97,724	113,383
M. Tier 2 Capital (T2) gross of deductions and effects from transitional adjustments	316,305	419,016
o.w. T2 instruments subject to grandfathering/transitional adjustments	64,000	76,129
N. Items to be deducted from T2	—	—
O. Transitional adjustments – Effect on T2 (+/-), including qualifying instruments issued by subsidiaries and computable in T2 due to transitional adjustments	1,434	2,733
P. Total Tier 2Capital (T2) (M-N+/-O)	317,739	421,749
Q. Total own funds (F+L+P)	2,357,908	2,917,561

(1) Prior period figures were rested to take account of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors), which is referenced to for further details.

Capital losses on debt securities issued by central governments of member countries of the European Union, included in the “Available-for-sale assets” portfolio, amounted to EUR 23 mln. The above mentioned capital losses shall be treated like other capital losses on debt securities except otherwise provided for by the national regime. If the option had not been adhered to, CET 1 would have remained unchanged, AT1 would have decreased by EUR 9.2 mln, T2 would have been unvaried; therefore the overall positive impact on own funds due to this option amounts to EUR 9.2 mln.

2.3 Capital adequacy

A. Qualitative Information

As part of its risk management policies, the Parent Company periodically monitors all risk profiles of its assets as against its capital base. The purpose of the analysis is to check compliance with the capital ratios (Total Capital ratio, Tier 1 ratio, Common equity Tier 1 ratio) both in a current and forward-looking perspective and to prevent possible tensions on unencumbered assets available (capital surplus over minimum requirements to cover risks). The Parent Company’s monitoring activity is carried out both from a supervisory point of view and to comply with the RAF (Risk Appetite Framework) indicators approved by the Board of Directors of the Parent Company, which was used to define the target risk/return profile the Group intends to pursue in compliance with its business model and business plan.

B. Quantitative Information

Categories/Values	Unweighed amounts		Weighted amounts/ requirements
	31/12/2016	31/12/2015 (3)	31/12/2016	31/12/2015 (3)
A. RISK ASSETS
A.1 Credit and counterparty risk	27,376,508	32,473,364	15,915,609	18,720,684
1. Standardised	27,368,814	32,463,437	15,914,070	18,718,698
2. Internal rating-based (IRB) approach (1)
2.1.Foundation
2.2 Advanced
3. Securitisations	7,694	9,927	1,539	1,985

B. REGULATORY CAPITAL REQUIREMENTS
B.1 Credit and counterparty risk			1,273,249	1,497,655
B.2 Credit valuation adjustment risk			1,108	570
B.3 Settlement risk
B.4 Market risk			260	849
1. Standardised			260	849
2. Internal models
3. Concentration risk
B.5 Operational risk			87,685	95,933
1. Foundation approach
2. Standardised			87,685	95,933
3. Advanced
B.6 Other calculation elements
B.7 Total prudential requirements (2)			1,362,302	1,595,007

C. RISK ASSETS AND REGULATORY CAPITAL RATIOS
C.1 Risk-weighted assets			17,028,774	19,937,589
C.2 Common Equity Tier 1 capital /Risk Weighted Assets (CET1 capital ratio)			11.4%	11.9%
C.3 Tier 1 capital/Risk Weighted Assets (Tier 1 capital ratio)			12.0%	12.5%
C.4 Total Own Funds/Risk Weighted Assets (Total capital ratio)			13.8%	14.6%

(1)	Exposures in equity instruments are included.
(2)	Basel 3 regulations do not provide for a 25% discount on capital requirements for banks belonging to banking groups.
(3)	Figures for the year ended 31 December 2015 are reflective of changes described in the section “Restatement of prior period accounts in compliance with IAS 8 (Accounting policies, changes in accounting estimates and errors)” of the Explanatory Notes.

Capital ratios as at 31 December 2016 were significantly higher than the minimum requirements set out by prevailing regulations:

•	Common Equity Tier 1 ratio (“CET1 ratio”): the ratio was 11.4% with respect to a minimum level of 7% (4.5% + Capital Conservation Buffer: “CCB” of 2.5%);

•	Tier 1 ratio: the ratio was 12.0% with respect to a minimum level of 8.5% (6% + 2.5% of CCB);

•	Total Capital Ratio: the ratio was 13.8% with respect to a minimum level of 10.5% (8% + 2.5% of CCB).

For completeness of disclosure, it is pointed out that EU Regulation no.1024 of 15 October 2013 confers specific tasks on the European Central Bank to impose higher additional own funds on supervised entities than the minimum capital requirements set by the prevailing legislation.

As stated above, in its SREP decision of 20 November 2015, the ECB required the Banca Carige Group to maintain, for 2016, a minimum consolidated Common Equity Tier 1 Ratio (CET1 Ratio) of 11.25%.

In December 2016 the Bank received the new SREP decision, whereby the ECB required the Bank to maintain on a consolidated basis, as of 1st January 2017, a minimum CET1 Ratio of 9% (composed of a minimum Common Equity Tier 1 ratio of 4.5%, an additional own funds requirement of 3.25% and a combined buffer requirement of 1.25%). The ECB additionally required the Bank to maintain, on a consolidated basis, a minimum total SREP capital requirement (TSCR) of 11.25%, and specified that it might be reviewed once the amount of non-performing exposures has been reduced; the Bank is also subject to a minimum Overall Capital Requirement (OCR) of 12.50%.

Part G

BUSINESS COMBINATIONS

SECTION 1 – TRANSACTIONS PERFORMED DURING THE YEAR

1.1. Business combinations

During the year, no business combinations, as regulated by IFRS 3, paras 59.a, 60 and 63 were carried out.

Conventionally, this section includes business combinations between entities under common control.

Therefore, on 12 December 2016 the deed of merger by absorption of Banca Carige Italia in the Parent Company Banca Carige was stipulated with legal effect as of 19 December 2016 and with accounting and tax effect backdated to 1 January 2016. The merger had no effect on either shareholders’ equity or consolidated results.

SECTION 2 – TRANSACTIONS PERFORMED AFTER THE END OF THE REPORTING PERIOD

2.1. Business combinations

No business combinations were performed after the end of the reporting period.

SECTION 3 – RETROSPECTIVE ADJUSTMENTS

No retrospective adjustments were made after the end of financial year 2016.

Part H

RELATED-PARTY

TRANSACTIONS

This section contains information regarding related parties as required by IAS 24 “Related Party Disclosures” and Consob regulations.

This section also supplies information on most significant transactions excluded from the application of procedures set out pursuant to Consob notice no. 17221 of 12 March 2010, in accordance with the provisions set forth by the regulation on transactions with related parties adopted by the Board of Directors of Banca Carige.

1. Information on compensation of Key Management Personnel

1.1 Information on compensation paid to directors, statutory auditors and executives with strategic responsibilities

31/12/2016
Remuneration for Directors	3,703
Remuneration for Auditors (*)	598
Remuneration for executives with strategic responsibility	2,372

Total	6,673

(*)	Payments net of VAT and social security contributions for the industry.

The amounts indicated refer to compensation paid to directors, statutory auditors and executives with strategic responsibilities of both the Parent Company and other Group companies.

2. Information on related-party transactions

2.1 Relations with shareholders exercising significant influence and investees

RELATIONS WITH SHAREHOLDERS EXERCISING SIGNIFICANT INFLUENCE AND INVESTEES (1) (EUR/000)

	Assets	Liabilities	Guarantees and commitments	Income	Expenses	Dividends (2)
Carige shareholders exercising significant influence	81,131	29,304	1,805	726	158
Companies subject to significant influence	—	16,686	51	24	143

TOTAL	81,131	45,990	1,856	750	301	—

(1)	Relations with subsidiaries included in the scope of consolidation were not taken into account.
(2)	Dividends collected by companies subject to significant influence netted off in the consolidation process are not shown and Banca Carige did not distribute dividends in 2016.

2.2 Relations with other related parties

RELATIONS WITH OTHER RELATED PARTIES (EUR/000)

Assets	Liabilities	Guarantees and commitments	Income	Expenses	Purchase of assets and services
12,617	39,241	2,045	201	121	—

12,617	39,241	2,045	201	121	—

Other related parties include:

a)	“executives with strategic responsibility for the entity”.

This refers to those who have the power and responsibility, directly or indirectly, for the management and control of the Bank’s activities, including Directors, Statutory Auditors, the Chief Executive Officer and key Managers.

b)	“close relatives of one of the parties referred to under item a) above” This refers to persons who are expected to influence, or be influenced by, the interested party in their relations with the Bank and therefore, by way of example, may include the cohabitant partner and dependents of the interested party or cohabitant partner.

c)	“parties controlled by, jointly controlled by or subject to the significant influence of one of the parties referred to under the points a) and b) above or in which such parties hold significant direct or indirect voting rights”.

% SHARE OF TRANSACTIONS WITH RELATED PARTIES AS AT 31/12/2016 (EUR/000)

	Amount of transactions with related parties	Amount of financial statement item	% share
Assets
Item 70 - Loans to customers	93,748	18,246,327	0.5%
Other assets	—	7,864,677	0.0%

Liabilities
Item 20 - Due to customers	85,231	13,710,208	0.6%
Other liabilities (1)	—	10,262,517	0.0%

Income statement
Item 10 - Interest income	848	580,521	0.1%
Item 20 - Interest expense	(363)	(281,006)	0.1%
Other positive items in the income statement	103	462,779	0.0%
Other negative items in the income statement (2)	(59)	(1,173,257)	0.0%

(1)	The % share is calculated on ‘other liabilities’, except for those referring to the shareholders’ equity.
(2)	The % share is calculated on ‘other negative items’, except for value adjustments on goodwill, taxes and profit attributable to minority interests.

2.3 Most significant transactions

Below is a list of transactions qualified as most significant transactions occurring during the financial year, all falling under the assumption of exemption from the specific decision-making process laid down in the Regulation for related parties and connected persons:

•	loan granting by Creditis Servizi Finanziari S.p.A. for a total amount of EUR 593,400,000.00 (of which EUR 400,000,000.00 new credit lines and EUR 193,400,000.00 renewals of existing loans);

•	the disposal to Carige Covered Bond S.r.l, by Banca Carige Italia S.p.A. and Banca del Monte di Lucca S.p.A., of a maximum Group-wide amount of EUR 500 mln in additional eligible assets, pursuant to the Ministry for Economy and Finance Decree no. 310 of 14 June 2006, consisting in originated or renegotiated residential and/or commercial mortgage loans;

•	transactions of Banca CARIGE S.p.A., Banca Carige Italia S.p.A. and Banca del Monte di Lucca S.p.A. with Carige Covered Bond S.r.l. for the launching of the covered bond issuance programmes “OBG1” and “OBG3”;

•	Banca Carige Italia S.p.A.‘s subscription of covered bonds issued under the programmes OBG1 and OBG3 for a maximum nominal amount of EUR 2,000,000,000.00 to be completed in one or more tranches by 31 December 2016, with concurrent saleback to the Parent Company of the same subscribed covered bonds, at the same price of issuance and value date;

•	disposal under current market conditions to Banca CARIGE S.p.A. of senior tranches of the Lanterna Finance Securitisation to be later sold in the market.

Part I

SHARE-BASED

PAYMENTS

A. Qualitative Information

1. Description of share-based payment agreements

The Remuneration Policies of the CARIGE Group for 2016, last approved by the Ordinary Shareholders’ Meeting of the Parent Company, Banca Carige S.p.A., on 31 March 2016, define the structure of the variable component for the different personnel categories of the Group Banks, providing for the use of incentives for the Banca Carige S.p.a. Group’s Identified Staff, paid in part up-front and in part deferred on a pro-rata basis (3 yearly instalments) in cash and financial instruments (shares and/or other instruments linked to the value of shares).

During 2016 no group wide incentive scheme was established and therefore no financial instruments (shares and/or other instruments linked to the value of the Parent Company shares) were assigned during the year to any potential recipient of the aforementioned scheme.

B. Quantitative Information

1. Annual changes

Items/Number of options and exercise prices	Total (2016)			Total (2015)
	Number of options	Average exercise price	Average maturity	Number of options	Average exercise price	Average maturity
A. Opening balance	—	—	—	2,087,292	0.4431	Mar-17
B. Increases
B1. New issues
B2. Other changes
C. Decreases
C1. Forfeited				2,087,292	0.1078	Dec-16
C2. Exercised
C3. Expired
C4. Other changes
D. Closing balance	—	—	—	—	—	—
E. Options exercisable at year-end

2. Other information

There are no remaining deferred shares of incentives schemes for prior periods.

Part L

SEGMENT REPORTING

With respect to the recent past, the mergers by absorption of three out of four local banks of the Carige Group ( Banca Carige Italia, Cassa di Risparmio di Savona and Cassa di Risparmio di Carrara) in the parent company Banca Carige, have made the local service model less central at Group level than the customer segment service model. Therefore, in accordance with the “management approach” defined by IFRS 8, customer segments were identified in the current financial statements as the main operating segments, selected according to the same approach used by the Group for customer segmentation. In line with the introduction above and in connection with the Group’s distribution and management model, the two main business units identified are:

•	the Consumer segment, reflecting information on customers who have been segmented as consumers and who are classified as Mass Market, Affluent or Private banking customers; this segment includes data and figures from the consumer credit company, Creditis, and Centro Fiduciario, both typically oriented to this consumer segment;

•	The Corporate segment, including customers segmented as legal persons and belonging to the Large Corporate, Corporate, Public Institutions and Small Business categories.

In addition, two more operating segments were identified in the present report: a Corporate Center, including both the ancillary activities of the Group’s vehicle companies and the banking activities items not related to corporate customers, as well as the Cancellations section, i.e. the intragroup relations treated as intragroup ancillary cancellations or as revenues/costs from external customers.

In 2016, the customer segments reported the following operating results:

•	the Consumer segment’s Net interest and other banking income totalled EUR 283.7 mln (46.1% of the Group’s total), net income from banking and insurance amounted to EUR 251 mln and operating expenses came to EUR 395.3 mln (70.4% of the Group’s total). These values are reflected in a loss from continuing operations of EUR 144.2 mln.

With regard to volumes, loans to customers stood at EUR 6,119 mln (33.5% of the Group’s total), deposits from customers totalled EUR 11,104 mln (81% of the Group’s total); debt securities in issue and financial liabilities designated at fair value through profit and loss amounted to EUR 2,420 mln; indirect funding amounted to EUR 15,114 mln. Overall funding totalled EUR 28,638 mln and accounts for 69.7% of the Group total.

•	the Corporate segment’s Net interest and other banking income totalled EUR 302.7 mln (49.2% of the Group’s total), income from banking and insurance activities amounted to a negative -EUR 121.8 mln and operating expenses came to EUR 146.1 mln (26% of the Group’s total): these figures are expressive of a loss from continuing operations of EUR 267.8 mln.

From a funding/lending volumes standpoint, loans to customers amounted to EUR 11,769 mln (64.5% of the Group’s total), deposits from customers totalled EUR 2,208 mln (16.1% of the Group’s total), debt securities issued amounted to EUR 80 thousand and indirect funding amounted to EUR 6,374 mln which is mostly due to the relationship with companies Amissima Vita and Amissima Assicurazioni. Overall funding totalled EUR 8,662 mln and accounts for 21.1% of the Group’s total.

The Corporate Center reported a EUR 55.1 mln operating loss in 2016, whereas funding/lending volumes were affected by lowering repurchase agreements by EUR 1 bn (loans to customers) and by the payment of intragroup bonds, following the merger, issued by Banca Carige Italia for EUR 2.4 bn (securities issued).

Customer segments (EUR/000)	Consumer	Corporate	Corporate Center	Cancellations	Total consolidated
Net interest and other banking income
12 months 2016	283,660	302,659	52,555	-23,335	615,539
12 months 2015 (1)	318,204	351,910	40,772	-28,691	682,195

Net income from banking and insurance activities (2)
12 months 2016	251,028	-121,761	-29,647	31,288	130,908
12 months 2015 (1)	287,838	79,772	-40,347	156	327,419

Operating expenses
12 months 2016	-395,273	-146,076	-25,449	4,985	-561,813
12 months 2015 (1)	-439,131	-171,526	-16,457	5,704	-621,410

Profit (loss) from continuing operations
12 months 2016	-144,245	-267,837	-55,097	36,274	-430,905
12 months 2015 (1)	-151,293	-91,754	-56,804	5,860	-293,991

Loans to customers
31/12/2016	6,119,225	11,768,679	934,441	-576,018	18,246,327
31/12/2015 (1)	6,413,238	13,581,740	2,299,700	-854,690	21,439,988

Due to customers
31/12/2016	11,103,923	2,208,327	575,235	-177,277	13,710,208
31/12/2015 (1)	11,952,198	3,013,054	688,124	-116,810	15,536,566

Securities issued and financial liabilities designated at fair value through profit
31/12/2016	2,419,533	80,050	3,398,448	4,461	5,902,492
31/12/2015 (1)	2,981,304	110,997	7,260,876	-2,437,017	7,916,160

Other financial assets
31/12/2016	15,114,305	6,373,569	0	0	21,487,874
31/12/2015 (1)	15,915,945	5,938,758	0	0	21,854,703

Overall funding
31/12/2016	28,637,762	8,661,946	3,973,682	-172,816	41,100,574
31/12/2015 (1)	30,849,448	9,062,809	7,948,999	-2,553,827	45,307,429

(1)	Prior period balances reflect, with respect to those published, changes resulting from the application of the provisions of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.
(2)	Including gains (losses) on equity investments, disposal of investments and impairment of goodwill.

Customer segments ( of total)	Consumer	Business	Corporate Center	Cancellations	Total consolidated
Net interest and other banking income
12 months 2016	46.1	49.2	8.5	-3.8	100.0
12 months 2015 (1)	46.6	51.6	6.0	-4.2	100.0

Net income from banking and insurance activities (2)
12 months 2016	191.8	-93.0	-22.7	23.9	100.0
12 months 2015 (1)	87.9	24.4	-12.3	0.0	100.0

Operating expenses
12 months 2016	70.4	26.0	4.5	-0.9	100.0
12 months 2015 (1)	70.7	27.6	2.6	-0.9	100.0

Profit (loss) from continuing operations
12 months 2016	33.5	62.2	12.7	-8.4	100.0
12 months 2015 (1)	51.5	31.2	19.3	-2.0	100.0

Loans to customers
31/12/2016	33.5	64.5	5.2	-3.2	100.0
31/12/2015 (1)	29.9	63.3	10.8	-4.0	100.0

Due to customers
31/12/2016	81.0	16.1	4.2	-1.3	100.0
31/12/2015 (1)	76.9	19.4	4.5	-0.8	100.0

Securities issued and financial liabilities designated at fair value through profit
31/12/2016	41.0	1.4	57.5	0.1	100.0
31/12/2015 (1)	37.7	1.4	91.7	-30.8	100.0

Other financial assets
31/12/2016	70.3	29.7	0.0	0.0	100.0
31/12/2015 (1)	72.8	27.2	0.0	0.0	100.0

Overall funding
31/12/2016	69.7	21.1	9.6	-0.4	100.0
31/12/2015 (1)	68.1	20.0	17.5	-5.6	100.0

(1)	Prior period balances reflect, with respect to those published, changes resulting from the application of the provisions of IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”.
(2)	Including gains (losses) on equity investments, disposal of investments and impairment of goodwill.

Banca Carige S.p.A.

Cassa di Risparmio di Genova e Imperia

Consolidated financial statements at 31 December 2016

Independent auditor’s report in accordance with articles 14 and 16 of Legislative Decree n. 39, dated 27 January 2010

INDEPENDENT AUDITOR’S REPORT IN ACCORDANCE WITH ARTICLES 14 AND 16 OF LEGISLATIVE DECREE N. 39, DATED 27 JANUARY 2010

(TRANSLATION FROM THE ORIGINAL ITALIAN TEXT)

To the Shareholders of Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia

Report on the consolidated financial statements

We have audited the consolidated financial statements of Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia and its subsidiaries (the “Banca Carige Group”), which comprise the balance sheet at 31 December 2016, the income statement, the statement of comprehensive income, the statement of changes in shareholders’ equity and the statement of cash flows for the year then ended and the related explanatory notes.

Directors’ responsibility for the consolidated financial statements

The Directors of Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia are responsible for the preparation of these consolidated financial statements that give a true and fair view in accordance with International Financial Reporting Standards as adopted by the European Union as well as with the regulations issued to implement art. 9 of Legislative Decree n. 38, dated 28 February 2005 and art. 43 of Legislative Decree n. 136, dated 18 August, 2015.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing (ISA Italia) implemented in accordance with article 11 of Legislative Decree n. 39, dated 27 January 2010. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s professional judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation of the consolidated financial statements that give a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Directors, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the Banca Carige Group at 31 December 2016, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union and with article 9 of Legislative Decree n. 38, dated 28 February 2005 and art. 43 of Legislative Decree n. 136, dated 18 August, 2015.

Emphasis of matter

We draw attention to the disclosure provided in the Report on Operations and the explanatory notes with reference to the approval by the Board of Directors, on 28 February 2017, of the update to the Group Strategic Plan. That Plan includes the assessment on the adequacy of the Group capital position to absorb the impacts arising from the achievement of the targets required by the European Central Bank on 9 December 2016.

On the basis of the assessments performed, subject to the realization of the actions described in the Plan, principally those aimed to strengthen the capital position, the Directors, also considering the uncertainties arising from the current scenario, prepared the consolidated financial statements on a going concern basis.

Our opinion is not qualified in respect of the above matters.

Report on other legal and regulatory requirements

Opinion on the consistency of the Report on Operations and of specific information of the Report on Corporate Governance and the Company’s Ownership Structure1 with the consolidated financial statements

We have performed the procedures required under audit standard SA Italia n. 720B in order to express an opinion, as required by law, on the consistency of the Report on Operations and of specific information of the Report on Corporate Governance and the Company’s Ownership Structure as provided for by article 123-bis, paragraph 4 of Legislative Decree n. 58, dated 24 February 1998, with the consolidated financial statements. The Directors of Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia are responsible for the preparation of the Report on Operations and of the Report on Corporate Governance and the Company’s Ownership Structure in accordance with the applicable laws and regulations. In our opinion the Report on Operations and the specific information of the Report on Corporate Governance and the Company’s Ownership Structure are consistent with the consolidated financial statements of Banca Carige S.p.A. – Cassa di Risparmio di Genova e Imperia at 31 December 2016.

Genoa, 6 March 2017

EY S.p.A.

Signed by: Guido Celona, Partner

This report has been translated into the English language solely for the convenience of international readers.

[1]	The Report on Operations and the Report on Corporate Governance and the Company’s Ownership Structure are not included in this Offering Memorandum

THE COMPANY

Banca CARIGE — Cassa di Risparmio di Genova e Imperia S.p.A.

Via Cassa di Risparmio, 15

16123 Genoa

Italy

JOINT GLOBAL COORDINATORS

Credit Suisse Securities (Europe) Limited	Deutsche Bank AG, London Branch
One Cabot Square	1 Great Winchester
London E14 4QJ	Street
United Kingdom	London EC2N 2DB
United Kingdom

CO-GLOBAL COORDINATOR

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB
United Kingdom

LEGAL ADVISERS

To the Company

As to Italian and United States law		As to Italian tax law

Clifford Chance Studio Legale Associato	Clifford Chance Deutschland LLP	Maisto e Associati
Piazzetta M. Bossi, 3	Mainzer Landstrasse 46	Piazza Meda, 5
20121 Milan	60325 Frankfurt	20121 Milan
Italy	Germany	Italy

To the Guarantors

As to Italian and United States law
White & Case LLP
Piazza Diaz, 2	5 Old Broad Street
20123 Milan	London EC2N 1DW
Italy	United Kingdom

INDEPENDENT AUDITORS

EY S.p.A.

Via Po, 32

00198 Rome

Italy

Donnelley Financial Solutions 492745